Form 20-F
period 2020-12-31
ZIM Integrated Shipping Services Ltd.
filed 2021-03-22
CIK 1654126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______________ to _____________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ________________

Commission file number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact name of Registrant as specified in its charter)

State of Israel
(Jurisdiction of incorporation or organization)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
(Address of principal executive offices)

Noam Nativ
EVP, General Counsel & Company Secretary
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
nativ.noam@zim.com

+972-4-8652170, +972-4-8652990
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, no par value	“ZIM”	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,000,000 as of December 31, 2020 (115,000,000 as of March 1, 2021)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐          No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐          No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has fi led a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17         ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐          No ☒

ZIM INTEGRATED SHIPPING SERVICES LTD.

Table of Contents

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this Annual Report using a number of conventions, which you should consider when reading the information contained herein. In this Annual Report, the “Company,” “we,” “us” and “our” shall refer to ZIM Integrated Shipping Services Ltd., or ZIM.

The following are definitions of certain terms that are commonly used in the shipping industry and in this Annual Report.

“alliance”	An operational agreement among two or more container shipping companies that governs the sharing of a vessel’s capacity and related operational matters across multiple trades.

“bareboat charter”	A form of charter where the vessel owner supplies only the vessel, while the charterer is responsible for crewing the vessel, obtaining insurance on the vessel, the auxiliary vessel equipment, supplies, maintenance and the operation and management of the vessel, including all costs of operation. The charterer has possession and control of the vessel during a predetermined period and pays the vessel owner charter hire during that time.

“bill of lading”	A document issued by or on behalf of a carrier as evidence of a contract carriage and is usually considered as a document of title (transferable by endorsement) and as receipt by the carrier for the goods shipped and carried. The document contains information relating to the nature and quantity of goods, their apparent condition, the shipper, the consignee, the ports of loading and discharge, the name of the carrying vessel and terms and conditions of carriage. A house bill of lading is a document issued by a freight forwarder or non-vessel operating common carrier that acknowledges receipt of goods that are to be shipped and is issued once the goods have been received.

“blank sailing”	A scheduled sailing that has been cancelled by a carrier or shipping line resulting in a vessel skipping certain ports or the entire route.

“booking”	Prior written request of a shipper (in a specific designated form) from the carrier setting forth the requested details of the shipment of designated goods (i.e., a space reservation).

“bulk cargo”	Cargo that is transported unpackaged in large quantities, such as ores, coal, grain and liquids.

“BWM Convention”	The International Convention for the Control and Management of Ships’ Ballast Water and Sediments.

“capacity”	The maximum number of containers, as measured in TEUs, that could theoretically be loaded onto a container ship, without taking into account operational constraints. With reference to a fleet, a carrier or the container shipping industry, capacity is the total TEUs of all vessels in the fleet, the carrier or the industry, as applicable.

“cargo manifest”	A shipping document listing the contents of shipments per bills of lading including their main particulars, usually used for customs, security, port and terminal purposes.

“carrier”	The legal entity engaged directly or through subcontractors in the carriage of goods for a profit.

“CERCLA”	The U.S. Comprehensive Environmental Response Compensation, and Liability Act.

“CGU”	Cash generating unit.

“charter”	The leasing of a vessel for a certain purpose at a fixed rate for a fixed period of time (where the hire is an agreed daily rate) or for a designated voyage (where the hire is agreed and based on volume/ quantity of goods).

“classification societies”	Organizations that establish and administer standards for the design, construction and operational maintenance of vessels. As a practical matter, vessels cannot operate unless they meet these standards.

“conference”	A grouping of container shipping companies which come together to set a common structure of rates and surcharges for a specific trade route.

“consignee”	The entity or person named in the bill of lading as the entity or person to whom the carrier should deliver the goods upon surrendering of the original bill of lading when duly endorsed.

“container”	A steel box of various size and particulars designed for shipment of goods.

“containerized cargo”	Cargo that is transported using standard intermodal containers as prescribed by the International Organization for Standardization. Containerized cargo excludes cargo that is not transported in such containers, such as automobiles or bulk cargo.

“customs clearance”	The process of clearing import goods and export goods through customs.

“demurrage”	The fee we charge an importer for each day the importer maintains possession of a container that is beyond the scheduled or agreed date of return.

“depot”	Container yards located outside terminals for stacking of containers.

“detention”	A penalty charge which may be imposed by the carrier, the terminal or the warehouse to customers for exceeding agreed times for returning (merchant’s haulage) or stuffing/stripping (carrier’s haulage) container(s).

“dominant leg”	The direction of shipping on a particular trade with the higher transport volumes. The opposite direction of shipping is called the “counter-dominant” leg.

“drydocking”	An out-of-service period during which planned repairs and maintenance are carried out, including all underwater maintenance such as external hull painting. During the drydocking, mandatory classification society inspections are carried out and relevant certifications issued.

“ECAs”	Emission Control Areas as defined by Annex VI to the MARPOL Convention.

“end-user”	A customer who is a producer of the goods to be shipped or an exporter or importer of such goods, in each case, with whom we have a direct contractual relationship. In contrast, with respect to an indirect customer, we only have a contractual relationship with a freight forwarder who acts as agent for the producer of the goods to be shipped.

“EPA”	The U.S. Environmental Protection Agency, an agency of the U.S. federal government responsible for protecting human health and the environment.

“FCL”	Full Container Load, which refers to cargo shipped in a complete container.

“feeder”	A small tonnage vessel that provides a linkage between ports and long hull vessels or main hub ports and smaller facility ports, which may be inaccessible to larger vessels.

“feeder service”	A line of service that transfers cargo between a central hub port and regional ports for a transcontinental ocean voyage.

“freight forwarder”	Non-vessel operating common carriers that assemble cargo from customers for forwarding through a shipping company.

“GDP”	Gross domestic product.

“global orderbook”	The list of newbuilding orders published by Danish Ship Finance A/S

“hybrid charter”	A form of charter where the charterer’s responsibility and involvement is more in line with that of a “bareboat” charter, but the vessel owner retains possession of the vessels and other rights as defined in the charter party agreement.

“IMO”	The International Maritime Organization, the United Nations specialized agency with responsibility for the safety and security of shipping and the prevention of marine pollution by ships.

“IMO 2020 Regulations”	Global regulations imposed by the IMO, effective January 1, 2020, requiring all ships to burn fuel with a maximum sulfur content of 0.5%, among other requirements.

“ISM Code”	International Safety Management Code, an international code for the safe management and operation of ships and for pollution prevention issued by the IMO applicable to international route vessels and shipping companies (ship management companies, bareboat charters and shipowners).

“ISPS Code”	International Ship and Port Facility Security Code, an international code for vessel and port facility security issued by the IMO applicable to international route vessels.

“JWC”	The Joint War Committee.

“Kyoto Protocol”	The Kyoto Protocol to the United Nations Framework Convention on Climate Change.

“LCL”	Less than a Container Load, which refers to shipments that fill less than a full shipping container and are grouped with other cargo.

“liner”	A vessel sailing between specified ports on a regular basis.

“lines”	A line refers to a route for shipping cargo between sea ports.

“logistics”	A comprehensive, system-wide view of the entire supply chain as a single process, from raw materials supply through finished goods distribution. All functions that make up the supply chain are managed as a single entity, rather than managing individual functions separately.

“long-term lease”	In relation to container leasing, a lease typically for a term of five to ten years, during which an agreed leasing rate is payable.

“MARPOL Convention”	The International Convention for the Prevention of Pollution from Ships.

“MEPC”	The Marine Environment Protection Committee of the IMO.

“MTSA”	The US Maritime Transport Security Act of 2002.

“newbuilding”	A vessel under construction or on order.

“non-dominant leg”, or “counter- dominant leg”	The direction of shipping on a particular trade with the lower transport volumes. The opposite direction of shipping is called the “dominant” leg.

“non-vessel operating common carrier”	A carrier, usually a freight forwarder, which does not own or operate vessels and is engaged in the provision of shipping services, normally issuing a house bill of lading.

“off hire”	A period within a chartering term during which no charter hire is being paid, in accordance with the charter arrangement, due to the partial or full inability of vessels, owners or crew to comply with charterer instructions resulting in the limited availability or unavailability of the vessel for the use of the charterer.

“own”	With respect to our vessels or containers, vessels or containers to which we have title (whether or not subject to a mortgage or other lien).

“P&I”	Protection and indemnity.

“port state controls”	The inspection of foreign ships in national ports to verify that the condition of the ship and its equipment comply with the requirements of international regulations and that the ship is manned and operated in compliance with these rules.

“reefer”	A temperature-controlled shipping container.

“regional carrier”	A carrier who generally focuses on a number of smaller routes within a geographical region or within a major market, and usually offers direct services to a wider range of ports within a particular market.

“scrapping”	The process by which, at the end of its life, a vessel is sold to a shipbreaker who strips the ship and sells the steel as “scrap.”

“scrubbers”	A type of exhaust gas cleaning equipment utilized by ships to control emissions.

“service”	A string of vessels which makes a fixed voyage and serves a particular market.

“Shanghai (Export) Containerized Freight Index”	Composite index published by the Shanghai Shipping Exchange that reflects the fluctuation of spot freight rates in the export container transport market in Shanghai. The basis period of the composite index is October 16, 2009 and the basis index is 1,000 points.

“shipper”	The entity or person named in the bill of lading to whom the carrier issues the bill of lading.

“slot”	The space required for one TEU on board a vessel.

“slot capacity”	The amount of container space on a vessel.

“slot charter/hire agreement”	An arrangement under which one container shipping company will charter container space on the vessel of another container shipping company.

“slow steaming”	The practice of operating vessels at significantly less than their maximum speed.

“SOLAS”	The International Convention for the Safety of Life at Sea, 1974.

“SSAS”	Ship Security Alert Systems.

“STCW”	The International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978, as amended.

“stevedore”	A terminal operator or a stevedoring company who is responsible for the loading and discharging containers on or from vessels and various other container related operating activities.

“swap agreement”	An exchange of slots between two carriers, with each carrier operating its own line, while also having access to capacity on the other shipper’s line.

“terminal”	An assigned area in which containers are stored pending loading into a vessel or are stacked immediately after discharge from the vessel pending delivery.

“TEU”	Twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet.

“time charter”	A form of charter where the vessel owner charters a vessel’s carry capacity to the charterer for a particular period of time for a daily hire. During such period, the charterer has the use of vessel’s carrying capacity and may direct her sailings. The charterer is responsible for fuel costs, port dues and towage costs. The vessel owner is only responsible for manning the vessel and paying crew salaries and other fixed costs, such as maintenance, repairs, oils, insurance and depreciation.

“trade”	Trade between an origin group of countries and a destination group of countries.

“UNCITRAL”	The United Nations Commission on International Trade Law.

“U.S. Shipping Act”	The U.S. Shipping Act of 1984, as amended by the US Ocean Shipping Reform Act of 1998.

“vessel sharing agreement” (VSA)	An operational agreement between two or more carriers to operate their vessels on a service by swapping slots on such service and whereby at least two carriers contribute vessels to the service.

“2M Alliance”	A container shipping alliance comprised of Copenhagen based Maersk Lines Ltd. (Maersk) and Geneva based Mediterranean Shipping Company (MSC).

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our financial statements in U.S. dollars. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Items included in our financial statements are measured using the currency of the primary economic environment in which we operate, the U.S. dollar, or the Functional Currency. Our financial statements and other financial information included in this Annual Report are presented in U.S. dollars unless otherwise noted. See Note 2(d) of our audited consolidated financial statements for the year ended December 31, 2020, included elsewhere in this Annual Report.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Annual Report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

•     our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends;

•     our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in container supply, industry consolidation, demand, bunker prices, charter/ freights rates, container values and other factors affecting supply and demand;

•     our anticipated ability to make required debt service payments and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities, as well as our ability to refinance indebtedness;

•     our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses;

•     our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations;

•     the expected benefits of our cooperation agreements and strategic alliances, including our alliance with 2M;

•     our anticipated insurance costs;

•     our beliefs regarding the availability of crew;

•     our expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•     our expectations regarding our environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations;

•     our beliefs regarding potential liability from current or future litigation;

•     our plans regarding hedging activities;

•     our ability to pay dividends in accordance with our dividend policy;

•     our expectations regarding our competition and ability to compete effectively; and

•     our ability to effectively handle cyber-security threats and recover from cyber-security incidents.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under Item 3.D “Risk factors” in this Annual Report.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward- looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report, to conform these statements to actual results or to changes in our expectations.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and senior management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer statistics

Not applicable.

B. Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected consolidated financial data set forth below as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and audited in accordance with the standards of the PCAOB. The selected consolidated financial data set forth below as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016 have been derived from our consolidated financial statements not included in this Annual Report. Our historical results are not necessarily indicative of the results that may be expected in the future.

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto. You should read the following selected consolidated financial and other data in conjunction with “ Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto.

	Year Ended December 31,
	2020(1)	2019(1)	2018	2017	2016
	(in millions, except share and per share data)
CONSOLIDATED INCOME STATEMENTS
Income from voyages and related services	$3,991.7	$3,299.8	$3,247.9	$2,978.3	$2,539.3
Cost of voyages and related services:
Operating expenses and cost of services	(2,835.1)	(2,810.8)	(2,999.6)	(2,600.1)	(2,394.1)
Depreciation	(291.6)	(226.0)	(100.2)	(97.2)	(86.3)
Gross profit	865.0	263.0	148.1	281.0	58.9
Other operating income (expenses), net	16.9	36.9	(32.8)	1.6	31.5
General and administrative expenses	(163.2)	(151.6)	(143.9)	(147.6)	(142.5)
Share of profits of associates	3.3	4.7	5.4	7.6	5.0
Results from operating activities	722.0	153.0	(23.2)	142.6	(47.1)
Finance expenses, net	(181.2)	(154.3)	(82.6)	(117.0)	(98.0)
Profit (loss) before income tax	540.8	(1.3)	(105.8)	25.6	(145.1)
Income tax	(16.6)	(11.7)	(14.1)	(14.2)	(18.4)
Net income (loss)	$524.2	$(13.0)	$(119.9)	$11.4	$(163.5)
basic net income (loss) per ordinary share(2)(3)	$5.18	$(0.18)	$(1.26)	$0.06	$(1.68)
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share(2)(3)	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000
Diluted net income (loss) per ordinary share(2)(3)	$4.96	$(0.18)	$(1.26)	$0.06	$(1.68)
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share(2)(3)	104,530,892	100,000,000	100,000,000	100,000,000	100,000,000

	As of December 31,
	2020	2019	2018	2017	2016
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
Cash and cash equivalents	$570.4	$182.8	$186.3	$157.9	$157.6
Total current assets	1,201.6	630.8	746.6	579.6	465.9
Total assets	2,824.2	1,926.1	1,826.1	1,802.3	1,703.6
Working capital	50.1	(295.5)	(186.3)	(107.1)	(65.0)
Total liabilities	2,549.8	2,178.4	2,050.1	1,895.8	1,804.3
Total non-current liabilities	1,398.3	1,252.0	1,117.2	1,209.1	1,273.4
Total shareholders’ equity (deficit)(4)	$274.5	$(252.3)	$(224.0)	$(93.5)	$(100.7)

	Year Ended December 31,
	2020(1)	2019(1)	2018	2017	2016
	(in millions)
CONSOLIDATED CASH FLOW DATA
Net cash generated from operating activities	$880.8	$370.6	$225.0	$230.9	$33.2
Net cash generated from (used in) investing activities	(35.2)	38.0	51.1	(93.5)	141.5
Net cash used in financing activities	(460.4)	(411.4)	(242.7)	(139.8)	(228.6)

	Year Ended December 31,
	2020(1)	2019(1)	2018	2017	2016
	(in millions)
OTHER FINANCIAL DATA
Adjusted EBIT(5)	$728.6	$148.9	$ 39.1	$169.3	$(49.3)
Adjusted EBITDA(5)	1,035.8	385.9	150.7	277.6	51.7

	Year Ended December 31,
	2020	2019	2018	2017	2016
OTHER SUPPLEMENTAL DATA
TEUs carried (in thousands)	2,841	2,821	2,914	2,629	2,429
Average freight rate per TEU(6)	$1,229	$1,009	$973	$995	$902

*	Other Financial Data and Other Supplemental Data have not been derived from our consolidated financial statements.

(1)	On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16. See “Item 5 – Operating and Financial Review and Prospects— Factors affecting comparability of financial position and results of operations — Adoption of IFRS 16” and Note 2(f) to our audited consolidated financial statements included elsewhere in this Annual Report.

(2)	Basic and diluted net income (loss) per ordinary share are computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see Note 11 to our audited consolidated financial statements included elsewhere in this Annual Report.

(3)	Basic and diluted net income (loss) per ordinary share give effect to the Pre-IPO Share Split for all periods presented.

(4)	Includes non-controlling interest.

(5)	See “— Non-IFRS financial measures” for how we define and calculate Adjusted EBIT and Adjusted EBITDA, a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, and a discussion of the limitations of these non-IFRS financial measures.

(6)	We define average freight rate per TEU as revenues from containerized cargo during each period divided by the number of TEUs carried for that same period. The following table provides revenues from containerized cargo for the periods presented:

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in millions)
Freight revenues from containerized cargo	3,492.2	2,847.3	2,835.8	2,617.2	2,191.1

NON-IFRS FINANCIAL MEASURES

Adjusted EBIT

For how we define and use Adjusted EBIT, see “Summary consolidated financial and other data — Non- IFRS financial measures.” The following table reconciles net income (loss), the most directly comparable IFRS measure, to Adjusted EBIT for the periods presented:

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBIT

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in millions)
Net income (loss)	$524.2	$(13.0)	$(119.9)	$11.4	$(163.5)
Financial expenses, net	181.2	154.3	82.6	117.0	98.0
Income taxes	16.6	11.7	14.1	14.2	18.4
Operating income (loss) (EBIT)	722.0	153.0	(23.2)	142.6	(47.1)
Non-cash charter hire expenses(1)	7.7	10.5	20.0	21.8	25.4
Capital loss (gain), beyond the ordinary course of business(2)	(0.1)	(14.2)	(0.3)	0.2	(29.2)
Assets Impairment loss (recovery)	(4.3)	1.2	37.9	2.5	1.0
Expenses related to legal contingencies	3.3	(1.6)	4.7	2.2	0.6
Adjusted EBIT	$728.6	$148.9	$39.1	$169.3	$(49.3)
Adjusted EBIT margin(3)	18.3%	4.5%	1.2%	5.7%	(1.9)%

(1)	Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring.

(2)	Related to disposal of assets, other than container and equipment (which are disposed on a recurring basis).

(3)	Represents Adjusted EBIT divided by Income from voyages and related services.

Adjusted EBITDA

For how we define and use Adjusted EBITDA, see “Summary consolidated financial and other data — Non-IFRS financial measures.” The following table reconciles net income (loss), the most directly comparable IFRS measure, to Adjusted EBITDA for the periods presented:

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

	Year Ended December 31,
	2020(1)	2019(1)	2018	2017	2016
	(in millions)
Net income (loss)	$524.2	$(13.0)	$(119.9)	$11.4	$(163.5)
Financial expenses, net	181.2	154.3	82.6	117.0	98.0
Income taxes	16.6	11.7	14.1	14.2	18.4
Depreciation and amortization	314.2	245.5	111.6	108.3	101.0
EBITDA	1,036.2	398.5	88.4	250.9	53.9
Non-cash charter hire expenses(2)	0.7	2.0	20.0	21.8	25.4
Capital loss (gain), beyond the ordinary course of business(3)	(0.1)	(14.2)	(0.3)	0.2	(29.2)
Assets Impairment loss (recovery)	(4.3)	1.2	37.9	2.5	1.0
Expenses related to legal contingencies	3.3	(1.6)	4.7	2.2	0.6
Adjusted EBITDA	$1,035.8	$385.9	$150.7	$277.6	$51.7

(1)	On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16. See “Item 5. Operating and Financial Review and Prospects — Factors affecting comparability of financial position and results of operations — Adoption of IFRS 16” and Note 2(f) to our audited consolidated financial statements included elsewhere in this Annual Report.

(2)	Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring. Following the adoption of IFRS 16 on January 1, 2019, part of the adjustments are recorded as amortization of right-of-use assets.

(3)	Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

We believe that these non-IFRS financial measures are useful in evaluating our business because they are leading indicators of our profitability and our overall business. Nevertheless, this information should be considered as supplemental in nature and not meant to be considered in isolation or as a substitute for net income (loss) or any other financial measure reported in accordance with IFRS. Other companies, including companies in our industry, may calculate Adjusted EBIT and Adjusted EBITDA differently or not at all, which reduces the usefulness of these measures as comparative measures. You should consider Adjusted EBIT and Adjusted EBITDA along with other financial performance measures, including net income (loss), and our financial results presented in accordance with IFRS.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

You should carefully consider the risks and uncertainties described below and the other information in this annual report before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk factors” section in full.

•	The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global economic conditions and the many factors that affect supply and demand in the shipping industry, including geopolitical trends, US-China related trade restrictions, regulatory developments, relocation of manufacturing and, recently, the impact of the COVID-19 pandemic.

•	We charter-in substantially all of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, our costs associated with chartering vessels are unpredictable.

•	Excess supply of global container ship capacity, which depresses freight rates, may limit our ability to operate our vessels profitably. In addition, increased global container ship capacities are leading to overload and/or overcapacity and congestion in certain ports and may limit our access to ports.

•	Changing trading patterns, trade flows and sharpening trade imbalances may increase our container repositioning costs. If our efforts to minimize our repositioning costs are unsuccessful, it could adversely affect our business, financial condition and results of operations.

•	Our ability to participate in operational partnerships in the shipping industry remains limited, which may adversely affect our business, and we face risks related to our strategic cooperation agreement with the 2M Alliance.

•	The container shipping industry is highly competitive and competition may intensify even further. Certain of our large competitors may be better positioned and have greater financial resources than us and may therefore be able to offer more attractive schedules, services and rates, which could negatively affect our market position and financial performance.

•	We may be unable to retain existing customers or may be unable to attract new customers.

•	Volatile bunker prices, including as a result of the mandatory transfer to low sulfur oil bunker by the IMO 2020 Regulations, may have an adverse effect on our results of operations.

Risks related to our business and our industry

We only operate in the container segment of the shipping industry, and the container shipping industry is dynamic and volatile.

Our principal operations are in the container shipping market and we are significantly dependent on conditions in this market, which are for the most part beyond our control. For example, our results in any given period are substantially impacted by supply and demand in the container shipping market, which impacts freight rates, bunker prices, and the prices we pay under the charters for our vessels. Unlike some of our competitors, we do not own any ports or similar ancillary assets. Due to our lack of diversification, an adverse development in the container shipping industry would have a significant impact on our financial condition and results of operations.

The container shipping industry is dynamic and volatile and has been marked in recent years by instability as a result of global economic crises and the many conditions and factors that affect supply and demand in the shipping industry, which include:

•	global and regional economic and geopolitical trends, including the impact of the COVID-19 pandemic on the global economy, armed conflicts, terrorist activities, embargoes, strikes and trade wars;

•	the global supply of and demand for commodities and industrial products globally and in certain key markets, such as China;

•	developments in international trade, including the imposition of tariffs, the modification of trade agreements between states and other trade protectionism (for example, in the U.S.-China trade);

•	currency exchange rates;

•	prices of energy resources;

•	environmental and other regulatory developments;

•	changes in seaborne and other transportation patterns;

•	changes in the shipping industry, including mergers and acquisitions, bankruptcies, restructurings and alliances;

•	changes in the infrastructure and capabilities of ports and terminals;

•	weather conditions;

•	outbreaks of diseases, including the COVID-19 pandemic; and

•	development of digital platforms to manage operations and customer relations, including billing and services.

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, although freight rates have recovered during the fourth quarter of 2019, mainly driven by a recovery of the higher bunker cost associated with the implementation of IMO 2020 Regulations, the comprehensive Shanghai (Export) Containerized Freight Index which increased from 716 at October 17, 2019 to 1,023 points at January 3, 2020, thereafter decreased to 818 points at April 23, 2020 and increased again to 2,311 points at December 11, 2020. Furthermore, rates within the charter market, through which we source almost all of our capacity, may also fluctuate significantly based upon changes in supply and demand for shipping services. In addition, in 2014, in order to cope with the cyclicality in the industry and our leveraged financial position, we entered into a restructuring of our debt (which we refer to in this Annual Report as the “2014 restructuring”). As global trends continue to change, it remains difficult to predict their impact on the container shipping industry and on our business. If we are unable to adequately predict and respond to market changes, they could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We charter-in substantially all of our fleet, with the majority of charters being less than a year, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.

We charter-in substantially all of the vessels in our fleet. As of December 31, 2020, of the 87 vessels through which we provide transport services globally, 86 are chartered (including 57 vessels accounted as right- of-use assets under the accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements), which represents a percentage of chartered vessels that is significantly higher than the industry average of 56% (according to Alphaliner). Any rise in charter hire rates could adversely affect our results of operations.

While there have been fluctuations in the demand in the container shipping market, charter demand is currently higher than expected, leading to an imbalance in supply and demand and a shortage of vessels available for hire, increased charter rates and longer charter periods dictated by owners. In addition, in February 2021 we and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels to serve ZIM’s Asia-U.S. East Coast Trade, with the vessels intended to be delivered to us between February 2023 and January 2024. See “Item 4.B - Business Overview – Our vessel fleet – Strategic chartering agreement for LNG – Fueled from Seaspan Corporation”. We are also a party to a number of other long-term charter agreements, and may enter into additional long-term agreements based on our assessment of current and future market conditions and trends. As of December 31, 2020, 44% of our chartered-in vessels (or 49% in terms of TEU capacity) were chartered under leases for terms exceeding one year, and we may be unable to take full advantage of short-term reductions in charter hire rates with respect to such longer-term charters. In addition, a substantial portion of our fleet is chartered-in for short-term periods of one year and less, which could cause our costs to increase quickly compared to competitors with longer-term charters or owned vessels. To the extent we replace vessels that are chartered-in under short-term leases with vessels that are chartered-in under long- term leases, the principal amount of our long-term contractual obligations would increase. There can be no assurance that we will replace short-term leases with long-term leases or that the terms of any such long- term leases will be favorable to us. If we are unable in the future to charter vessels of the type and size needed to serve our customers efficiently on terms that are favorable to us, if at all, this may have a material adverse effect on our business, financial condition, results of operations and liquidity.

The global COVID-19 pandemic has created significant business disruptions and adversely affected our business and is likely to continue to create significant business disruptions and adversely affect our business in the future.

In March 2020, the World Health Organization declared the outbreak of novel coronavirus COVID-19 a global pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels, all of which may become heightened concerns upon a second wave of infection or future developments. In addition, the pandemic has resulted in temporary closures of many businesses and the institution of social distancing and sheltering in place requirements in many states and communities. In particular, the State of Israel where our head office is located has been highly affected by COVID-19, with a high and steady increase in percentage per capita of reported cases of infected patients. In March 2020, the Government of Israel imposed a mandatory quarantine of all foreign visitors and, in addition, announced that non-Israeli residents or citizens traveling from certain countries may be denied entry into Israel. Israel has further issued regulations imposing partial home confinement and other movement restrictions, reducing staffing of nonessential businesses, restricting public transportation and other public activities. In mid-September 2020, in light of an increase in percentage per capita of reported cases, the Government of Israel imposed an additional lockdown for a period of approximately three weeks, subject to certain exceptions. In December 2020, following a further increase in the percentage per capita of reported cases, the government of Israel imposed an additional lockdown for a period of two weeks, with the option of an additional extension thereafter, and subject to certain exceptions. Although we are considered an essential business and therefore enjoy certain exemptions from the restrictions under Israeli regulations, we have voluntary reduced our maximum permitted percentage of staffing in our offices in order to mitigate the COVID-19 risks and have therefore relied more on remote connectivity. In addition, since December 2020 the US Food and Drug Administration FDA issued three Emergency Use Authorizations (EUAs) for COVID-19 vaccines applications, launching COVID-19 vaccination campaigns in many countries worldwide. There is no certainty that these countries will succeed in administering enough doses of the vaccines to reduce global or national morbidity rates, that the vaccination will prove as effective as in the results of their clinical trials, or that the vaccines will continue to be effective for all existing and future variants of the virus. We continue to monitor our operations and government regulations, guidelines and recommendations.

The COVID-19 pandemic has resulted in reduced industrial activity in various countries around the world, with temporary closures of factories and other facilities such as port terminals, which led to a temporary decrease in supply of goods and congestion in warehouses and terminals. For example, in January 2020, the government of China imposed a lockdown during the Chinese New Year holiday which prevented many workers from returning to the manufacturing facilities, resulting in prolonged reduction of manufacturing and export. Government-mandated shutdowns in various countries have also decreased consumption of goods, negatively affecting trade volumes and the shipping industry globally. Moreover, because our vessels travel to ports in countries in which cases of COVID-19 have been reported, we face risks to our personnel and operations. Such risks include delays in the loading and discharging of cargo on or from our vessels, difficulties in carrying out crew changes, offhire time due to quarantine regulations, delays and expenses in finding substitute crew members if any of our vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions and increased risk of cyber-security threats due to our employees working remotely. Fear of the virus and the efforts to prevent its spread continue to exert increasing pressure on the supply-demand balance, which could also put financial pressure on our customers and increase the credit risk that we face in respect of some of them. Such events have affected our operations and may have a material adverse effect on our business, financial condition and results of operations. In addition, these and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risk factors disclosed in this Annual Report.

A decrease in the level of China’s export of goods could have a material adverse effect on our business.

A significant portion of our business originates from China and therefore depends on the level of imports and exports to and from China. Trade tensions between the US and China have intensified in recent years, and trade restrictions have reduced bilateral trade between the US and China and led to shifts in trade structure and reductions in container trade. For more information on the risks related to US/China trade restrictions, see “— Our business may be adversely affected by trade protectionism.” Furthermore, as China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in China, seasonal decrease in manufacturing levels due to the Chinese New Year holiday or other factors, could have a material adverse effect on our business. For instance, the Chinese government has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and national security measures for Hong Kong which may have the effect of reducing the supply of goods available for export and may, in turn, result in decreased demand for cargo shipping. In recent years, China has experienced an increasing level of economic autonomy and a gradual shift toward a “market economy” and enterprise reform. However, many of the reforms implemented, particularly some price limit reforms, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Changes in laws and regulations, including with regard to tax matters, and their implementation by local authorities could affect our vessels calling on Chinese ports and could have a material adverse effect on our business, financial condition and results of operations.

Excess supply of global container ship capacity may limit our ability to operate our vessels profitably.

Global container ship capacity has increased over the years and continues to exceed demand. As of December 31, 2020, global container ship capacity was approximately 24 million 20-foot equivalent units, or TEUs, spread across approximately 5,371 vessels. According to Alphaliner, global container ship capacity is projected to increase by 3.7% in 2021, while demand for shipping services is projected to increase by 3.5%, therefore the increase in ship capacity is expected to be more aligned with the increase in demand for container shipping. During the first half of 2020, the COVID-19 pandemic outbreak has caused a decrease in demand for goods, causing carriers to adopt mitigating measures such as blank sailings and redelivery of chartered vessels. However, during the second half of 2020 carriers resumed temporarily halted service lines, performed additional sailings, and reduced the number of idle vessels to a minimum as a result of a significant increase in demand and a market shift to consumption of goods over services. Thus, the reduction of demand for shipping services in 2020 was significantly lower than anticipated in early 2020, although concerns regarding the vaccine rates, turnaround in the pandemic, renewed waves and new variants of the virus continue to pose risk for future worldwide demand.

There is no guarantee that measures of blank sailings and redelivery of chartered vessels will prove successful, partially or at all in mitigating the gap between excess supply and demand. Additionally, responses to changes in market conditions may be slower as a result of the time required to build new vessels and adapt to market needs. As shipping companies purchase vessels years in advance of their actual use to address expected demand, vessels may be delivered during times of decreased demand (or oversupply if other carriers act in kind) or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may continue to face oversupply in the coming years and numerous other factors beyond our control may also contribute to increased capacity, including deliveries of refurbished or converted vessels, port and canal congestion, decreased scrapping levels of older vessels, any decline in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, drydocked, awaiting repairs or retrofitted scrubbers that meet the IMO’s 2020 low-sulfur fuel mandate or are otherwise not available for hire). Excess capacity depresses freight rates and can lead to lower utilization of vessels, which may adversely affect our revenues, profitability and asset values. Until such capacity is fully absorbed by the container shipping market and, in particular, the shipping lines on which our operations are focused, the industry will continue to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on our financial condition, results of operations and liquidity.

The increasing vessel size of containership newbuilding has exceeded the parallel development and adjustment of new and existing container terminals, which has led to higher utilization of vessels, near-full capacity at container terminals and congestion in certain ports. In addition, access to ports could be limited or unavailable for other reasons.

In recent years, the size of container ships has increased dramatically and at a faster rate than that to which container terminals are able to cater efficiently. Global development of new terminals continues to be outpaced by the increase in demand. In addition, the increasing vessel size of containership newbuilding has forced adjustments to be made to existing container terminals. As such, existing terminals are coping with high berth utilization and space limitations of stacking yards, which are at near-full capacity. This results in longer cargo operations times for the vessels and port congestions, which could increase operational costs and have a material adverse effect on affected shipping lines. Decisions about container terminal expansion and port access are made by national or local governments and are outside of our control. Such decisions are based on local policies and concerns and the interests of the container shipping industry may not be taken into account. In addition, as industry capacity and demand for container shipping continue to grow, we may have difficulty in securing sufficient berthing windows to expand our operations in accordance with our growth strategy, due to the limited availability of terminal facilities. Furthermore, major ports may close for long periods of time due to maintenance, natural disasters, strikes or other reasons beyond our control (including the COVID-19 pandemic). We cannot ensure you that our efforts to secure sufficient port access will be successful. Any of these factors may have a material adverse effect on our business, financial condition and results of operations.

Changing trading patterns, trade flows and sharpening trade imbalances may adversely affect our business, financial condition and results of operations.

Our TEUs carried can vary depending on the balance of trade flows between different world regions. For each service we operate, we measure the utilization of a vessel on the “strong,” or dominant, leg, as well as on the “weak,” or counter-dominant, leg by dividing the actual number of TEUs carried on a vessel by the vessel’s effective capacity. Utilization per voyage is generally higher when transporting cargo from net export regions to net import regions (the dominant leg). Considerable expenses may result when empty containers must be transported on the counter-dominant leg. We seek to manage the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction by utilizing our global network to increase cargo on the counter-dominant leg and by triangulating our land transportation activities and services. If we are unable to successfully match demand for container capacity with available capacity in nearby locations, we may incur significant balancing costs to reposition our containers in other areas where there is demand for capacity. It is not guaranteed that we will always be successful in minimizing the costs resulting from the counter-dominant leg trade, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, sharpening imbalances in world trade patterns — rising trade deficits of net import regions in relation to net export regions — may exacerbate imbalances between the dominant and counter-dominant legs of our services. This could have a material adverse effect on our business, financial condition and results of operations.

Technological developments which affect global trade flows and supply chains are challenging some of our largest customers and may therefore affect our business and results of operations.

By reducing the cost of labor through automation and digitization and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries, including those of some of our largest customers. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for our services. Rising tariff barriers and environmental concerns also accelerate these trends.

Our ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect our business, and we face risks related to our strategic cooperation agreement with the 2M Alliance.

The container shipping industry has experienced a reduction in the number of major carriers, as well as a continuation and increase of the trends of strategic alliances and partnerships among container carriers, which can result in more efficient and better coverage for shipping companies participating in such arrangements. For example, in 2018, OOCL was acquired by COSCO and three large Japanese carriers, K-Line, MOL and NYK merged into ONE. In 2017, the merger of United Arab Shipping Company and Hapag-Lloyd, and the acquisition of Hamburg Sud by Maersk took place. Furthermore, in April 2020, Hyundai Merchant Marine (HMM) consummated the termination of its strategic cooperation with 2M and joined THE Alliance. The recent consolidation in the industry has affected the existing strategic alliances between shipping companies. For example, the Ocean Three alliance, which consisted of CMA CGM Shipping, United Arab Shipping Company and China Shipping Container Lines, was terminated in 2019 and replaced by the Ocean Alliance, consisting of COSCO Shipping Group (including OOCL), CMA CGM Shipping Group (including APL) and Evergreen Marine.

We are not party to any strategic alliances and therefore have not been able to achieve the benefits associated with being a member of such an alliance. If, in the future, we would like to enter into a strategic alliance but are unable to do so, we may be unable to achieve the cost and other synergies that can result from such alliances. However, we are party to operational partnerships with other carriers in some of the other trade zones in which we operate, and may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents. For example, in September 2018, we entered into a strategic operational cooperation agreement with the 2M Alliance in the Asia-USEC trade zone, which includes a joint network of five lines operated by us and by the 2M Alliance. In March 2019, we expanded our partnership with the 2M Alliance by entering into a second strategic cooperation agreement to cover the Asia-East Mediterranean and Asia-American Pacific Northwest trade zones, which includes two service lines on each trade, and in August 2019, we further expanded our partnership and launched two new US-Gulf Coast direct services with the 2M Alliance. At the end of 2020 we further upsized two joint services by utilizing larger vessels on the Asia U.S. Gulf Coast service and the Asia-U.S. East Coast service and in March 2021 we announced our intention to launch in early May 2021 a new joint service line connecting from Yantian and Vietnam to U.S. South Atlantic ports via Panama Canal. For additional information on our strategic operational cooperation with the 2M Alliance, see “Item 4.B - Business Overview — Our operational partnerships.” Pursuant to our agreement with the 2M Alliance, commencing June 1, 2021, we and the 2M Alliance will discuss possible amendments to the agreement that would govern the next phase of our cooperation. If we fail to mutually agree on the terms for a continuation of the strategic operational cooperation, any party may terminate the agreement prior to December 1, 2021, and such termination would become effective on April 1, 2022. A termination of this or any future cooperation agreement we may enter into could adversely affect our business, financial condition and results of operations.

These strategic cooperation agreements and other arrangements could also reduce our flexibility in decision making in the covered trade zones, and we are subject to the risk that the expected benefits of the agreements may not materialize. Furthermore, in the rest of the trade zones in which the 2M Alliance operates, as well as in other trade zones in which other alliances operate, we are still unable to benefit from the economies of scale that many of our competitors are able to achieve through participation in strategic arrangements (i.e., strategic alliances or operational agreements). If we are not successful in expanding or entering into additional operational partnerships which are beneficial to us, this could adversely affect our business. In addition, our status as an Israeli company has limited, and may continue to limit, our ability to call on certain ports and has therefore limited, and may continue to limit, our ability to enter into alliances or operational partnerships with certain shipping companies.

The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect our market position and financial performance.

We compete with a large number of global, regional and niche container shipping companies, including, for example, Maersk, MSC, COSCO Shipping, CMA CGM S.A., Hapag-Lloyd AG, ONE and Yang Ming Marine Transport Corporation to provide transport services to customers worldwide. In each of our key trades, we compete primarily with global container shipping companies. The cargo shipping industry is highly competitive, with the top three carriers in terms of global capacity — A.P. Moller-Maersk Group, Mediterranean Shipping Company and COSCO — accounting for approximately 45% of global capacity, and the remaining carriers together contributing less than 55% of global capacity as of February 2021, according to Alphaliner. Certain of our large competitors may be better positioned and have greater financial resources than us and may therefore be able to offer more attractive schedules, services and rates. Some of these competitors operate larger fleets with larger vessels and with higher vessel ownership levels than us and may be able to gain market share by supplying their services at aggressively low freight rates for a sustained period of time. In addition, there has been an increase in mergers and acquisition activities within the container shipping industry in recent years, which has further concentrated global capacity with certain of our competitors. See “— Our ability to enter into strategic alliances and participate in operational partnerships in the shipping industry is limited, which may adversely affect our business, and we face risks related to our strategic cooperation agreement with the 2M Alliance.” If one or more of our competitors expands its market share through an acquisition or secures a better position in an attractive niche market in which we operate or intend to enter, we could lose market share as a result of increased competition, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to retain existing customers or may be unable to attract new customers.

Our continued success requires us to maintain our current customers and develop new relationships. We cannot guarantee that our customers will continue to use our services in the future or at the current level. We may be unable to maintain or expand our relationships with existing customers or to obtain new customers on a profitable basis due to competitive dynamics. In addition, as some of our customer contracts are longer-term in nature (up to one year), if market freight rates increase, we may not be able to adjust the contractually agreed rates to capitalize on such increased freight rates until the existing contracts expire. Upon the expiration of our existing contracts, we cannot assure you that our customers will renew the contracts on favorable terms, or if at all, or that we will be able to attract new customers. Any adverse effect would be exacerbated if we lose one or more of our significant customers. In 2020, our 10 largest customers represented approximately 16% of our freight revenues and our 50 largest customers represented approximately 34% of our freight revenues. Although we believe we currently have a diversified customer base, we may become dependent upon a few key customers in the future, especially in particular trades, such that we would generate a significant portion of our revenue from a relatively small number of customers. Any inability to retain or replace our existing customers may have a material adverse effect on our business, financial condition and results of operations.

Rising bunker prices and the low-sulfur fuel mandate under the IMO 2020 Regulations may have an adverse effect on our results of operations.

Fuel expenses, in particular bunker expenses, represent a significant portion of our operating expenses, accounting for 9%, 12% and 17% of the income from voyages and related services for the years ended December 31, 2020, 2019 and 2018, respectively. Bunker price moves in close interdependence with crude oil prices, which have historically exhibited significant volatility. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond our control, particularly economic developments in emerging markets such as China and India, the US-China trade war, concerns related to the global recession and financial turmoil, policies of the Organization of the Petroleum Exporting Countries (OPEC) and other oil producing countries and production cuts, sanctions on Iran by the US, consumption levels of other transportation industries such as the aviation, rail and car industries, and ongoing political tensions and acts of terror in key production countries such as Libya, Nigeria and Venezuela. Crude oil prices have decreased significantly in 2020, due in part to decreased demand as a result of the COVID-19 pandemic and the changing dynamics among OPEC+ members.

Effective January 1, 2020, the IMO imposed the IMO 2020 Regulations which require all ships to burn fuel with a maximum sulfur content of 0.5%, which is a significant reduction from the previous threshold of 3.5%. Commencing January 1, 2020, ships are required to remove sulfur from emissions through the use of scrubbers or other emission control equipment, or purchase marine fuel with 0.5% sulfur content, which has led to increased demand for this type of fuel and higher prices for such bunker compared to the price we would have paid had the IMO 2020 Regulations not been adopted. Substantially all of the vessels chartered by us do not have scrubbers, which means we are required to purchase low sulfur fuel for our vessels. Our vessels began operating on 0.5% low sulfur fuel during the fourth quarter of 2019, and as a result, we implemented a New Bunker Factor, or NBF, surcharge, in December 2019, intended to offset the additional costs associated with compliance with the IMO 2020 Regulations. However, there is no assurance that this surcharge will enable us to mitigate the possible increased costs in full or at all. As a result of the IMO 2020 Regulations and any future regulations with which we must comply, we may incur substantial additional operating costs.

A rise in bunker prices could have a material adverse effect on our business, financial condition, results of operations and liquidity. Historically and in line with industry practice, we have imposed from time to time surcharges such as the NBF over the base freight rate we charge to customers in part to minimize our exposure to certain market-related risks, including bunker price adjustments. However, there can be no assurance that we will be successful in passing on future price increases to customers in a timely manner, either for the full amount or at all.

Our bunker consumption is affected by various factors, including the number of vessels being deployed, vessel capacity, pro forma speed, vessel efficiency, the weight of the cargo being transported, port efficiency and sea conditions. We have implemented various optimization strategies designed to reduce bunker consumption, including operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing rout optimization. Additionally, we sometimes manage part of our exposure to bunker price fluctuations by entering into hedging arrangements with reputable counterparties. Our optimization strategies and hedging activities may not be successful in mitigating higher bunker costs, and any price protection provided by hedging may be limited due to market conditions, such as choice of hedging instruments, and the fact that only a portion of our exposure is hedged. There can be no assurance that our hedging arrangements will be cost-effective, will provide sufficient protection, if any, against rises in bunker prices or that our counterparties will be able to perform under our hedging arrangements.

We may face difficulties in chartering or owning enough large vessels to support our growth strategy due to the possible shortage of vessel supply in the market.

Container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. Particularly, In February 2021 we and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels to serve ZIM’s Asia-US East Coast Trade, with the vessels expected to be delivered to us between February 2023 and January 2024. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels as, among other factors, larger vessels provide increased capacity and fuel efficiency per carried TEU. As a result, cargo shippers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels in excess of 12,500 TEUs represented approximately 74% of the current global orderbook based on TEU capacity as of February 2021, and approximately 29% of the global fleet based on TEU capacity will consist of vessels in excess of 12,500 TEUs by the end of 2021. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade, will enable the transfer of existing, large vessels to other shipping lines on which smaller vessels typically operate. Such transfer, which is referred to as “fleet cascading,” may in turn generate similar effects in the smaller trades in which we operate. Other than our strategic agreement with Seaspan Corporation for the long-term charter of ten 15,000 TEU LNG dual-fuel container vessels, we do not currently have additional agreements in place to procure or charter-in large container vessels (in excess of 12,500 TEU), and the continued deployment of larger vessels by our competitors will adversely impact our competitiveness if we are not able to charter-in, acquire or obtain financing for such vessels on attractive terms or at all. This risk is further exacerbated as a result of our inability to participate in certain alliances and thereby access lager vessels for deployment. Even if we are able to acquire or charter-in larger vessels, we cannot assure you we will be able to achieve utilization of our vessels necessary to operate such vessels profitably.

There are numerous risks related to the operation of any sailing vessel and our inability to successfully respond to such risks could have a material adverse effect on us.

There are numerous risks related to the operation of any sailing vessel, including dangers associated with potential marine disasters, mechanical failures, collisions, lost or damaged cargo, poor weather conditions (including severe weather events resulting from climate change), the content of the load, exceptional load (including dangerous and hazardous cargo or cargo the transport of which could affect our reputation), meeting deadlines, risks of documentation, maintenance and the quality of fuels and piracy. For example, we incurred expenses of $9.6 million in respect of claims and demands for lost and damaged cargo for the year ended December 31, 2020. Such claims are typically insured and our deductibles, both individually and in the aggregate, are typically immaterial. In addition, in the past, our vessels have been involved in collisions resulting in loss of life and property. However, the occurrence of any of the aforementioned risks could have a material adverse effect on our business, financial condition, results of operations or liquidity and we may not be adequately insured against any of these risks. For more information about our insurance coverage, see the risk factor entitled “— Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.” For example, acts of piracy have historically affected oceangoing vessels trading in several regions around the world. Although both the frequency and success of attacks have diminished recently, potential acts of piracy continue to be a risk to the international container shipping industry that requires vigilance. Additionally, our vessels may be subject to attempts by smugglers to hide drugs and other contraband onboard. If our vessels are found with contraband, whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties as well as suffer damage to our reputation, which could have an adverse effect on our business, results of operations and financial condition.

We rely on third-party contractors and suppliers, as well as our partners and agents, to provide various products and services and unsatisfactory or faulty performance of our contractors, suppliers, partners or agents could have a material adverse effect on our business.

We engage third-party contractors, partners and agents to provide services in connection with our business. An important example is our chartering-in of vessels from ship owners, whereby the ship owner is obligated to provide the vessel’s crew, insurance and maintenance along with the vessel. Another example is our carriers partners whom we rely on for their vessels and service to deliver cargo to our customers, as well as third party agencies who serve as our local agents in specific locations. Disruptions caused by third-party contractors, partners and agents could materially and adversely affect our operations and reputation.

Additionally, a work stoppage at any one of our suppliers, including our land transportation suppliers, could materially and adversely affect our operations if an alternative source of supply were not readily available. Also, we outsource part of our back-office functions to a third-party contractor. The back-office support center may shut down due to various reasons beyond our control, which could have an adverse effect on our business. There can be no assurance that the products delivered and services rendered by our third-party contractors and suppliers will be satisfactory and match the required quality levels. Furthermore, major contractors or suppliers may experience financial or other difficulties, such as natural disasters, terror attacks, failure of information technology systems or labor stoppages, which could affect their ability to perform their contractual obligations to us, either on time or at all. Any delay or failure of our contractors or suppliers to perform their contractual obligations to us could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet in relation to risks commonly insured against by operators and vessel owners, which we believe is adequate. Our current insurance includes (i) hull and machinery insurance covering damage to our and third-party vessels’ hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance, entered with reputable protection and indemnity, or P&I, clubs covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, lost or damaged cargo, smuggling fines, third-party claims in excess of a vessel’s insured value arising from collisions with other vessels, damage to other third-party property in excess of a vessel’s insured value and pollution arising from oil or other substances. While all of our insurers and P&I clubs are highly reputable, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel or other equipment in the event of a loss. Under the terms of our credit facilities, insurance proceeds are pledged in favor of the lender who financed the respective vessel. In addition, there are restrictions on the use of insurance proceeds we may receive from claims under our insurance policies. We may also be subject to supplementary calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the P&I clubs through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our P&I clubs, even though unexpected additional premiums are usually at reasonable levels as they are distributed among a large number of ship owners. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. While we do not operate any tanker vessels, a catastrophic oil spill or a marine disaster could, under extreme circumstances, exceed our insurance coverage, which might have a material adverse effect on our business, financial condition and results of operations.

Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification. Further, we do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have an adverse effect on our business, financial condition and results of operations.

Our operating results may be subject to seasonal fluctuations.

The markets in which we operate have historically exhibited seasonal variations in demand and, as a result, freight rates have also historically exhibited seasonal variations. This seasonality can have an adverse effect on our business and results of operations. As global trends that affect the shipping industry have changed rapidly in recent years, it remains difficult to predict these trends and the extent to which seasonality will be a factor affecting our results of operations in the future. See “Item 5. - Operating and Financial Review and Prospects — Factors affecting comparability of financial position and results of operations — Seasonality.”

Global economic downturns and geopolitical challenges throughout the world could have a material adverse effect on our business, financial condition and results of operations.

Our business and operating results have been, and will continue to be, affected by worldwide and regional economic and geopolitical challenges, including global economic downturns. Currently, global demand for container shipping is highly volatile across regions and remains subject to downside risks stemming mainly from factors such as government-mandated shutdowns due to the COVID-19 pandemic, severe hits to the GDP growth of both advanced and developing countries, fiscal fragility in advanced economies, high sovereign debt levels, highly accommodative macroeconomic policies and persistent difficulties accessing credit. During 2020 the outbreak of the COVID-19 pandemic resulted in an immediate and sharp decline in economic activity worldwide. During the second half of 2020 market conditions improved with higher demand mainly by heavy consumers’ purchase orders and e-commerce sales. The increase in demand combined with congestions and bottlenecks in the terminals, led to a significant containers shortage which also resulted in surge in the freight rates, climbing up to record-breaking levels. The deterioration in the global economy has caused, and may continue to cause, volatility or a decrease in worldwide demand for certain goods shipped in containerized form. In particular, if growth in the regions in which we conduct significant operations, including the United States, Asia and the Black Sea, Europe and Mediterranean regions, slows for a prolonged period and/or there is additional significant deterioration in the global economy, such conditions could have a material adverse effect on our business, financial condition, results of operations and liquidity. Further, as a result of weak economic conditions, some of our customers and suppliers have experienced deterioration of their businesses, cash flow shortages and/or difficulty in obtaining financing. As a result, our existing or potential customers and suppliers may delay or cancel plans to purchase our services or may be unable to fulfill their obligations to us in a timely fashion. Geopolitical challenges such as trade wars, weather and natural disasters, political crises, embargoes and canal closures could also have a material adverse effect on our business, financial condition and results of operations.

Our business may be adversely affected by trade protectionism in the markets that we serve, particularly in China.

Our operations are exposed to the risk of increased trade protectionism. Governments may use trade barriers in an effort to protect their domestic industries against foreign imports, thereby further depressing demand for container shipping services. In recent years, increased trade protectionism in the markets that we access and serve, particularly in China, where a significant portion of our business originates, has caused, and may continue to cause, increases in the cost of goods exported and the risks associated with exporting goods as well as a decrease in the quantity of goods shipped. In November 2020 China and additional 15 countries in the Asia-Pacific region entered into the largest free trade pact, the RCEP Regional Comprehensive Economic Partnership), which is expected to strengthen China’s position on trade protectionism related matters. China’s import and export of goods may continue to be affected by trade protectionism, specifically the ongoing U.S.-China trade dispute, which has been characterized by escalating trade barriers between the U.S. and China as well as trade relations among other countries. These risks may have a direct impact on demand in the container shipping industry. While an agreement was reached between China and the U.S. in January 2020 aimed at easing the trade war, there can be no assurance that there will not be any further escalation.

The U.S. administration has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and has taken steps toward restricting trade in certain goods. The U.S. has imposed significant amounts of tariffs on Chinese imports since 2018. China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States. China has imposed significant tariffs on U.S. imports since2018. Such trade escalations have had, and may continue to have, an adverse effect on manufacturing levels, trade levels and specifically, may cause an increase in the cost of goods exported from Asia Pacific and the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs. Further, increased tensions may adversely affect oil demand, which would have an adverse effect on shipping rates. They could also result in an increased number of vessels sailing from China with less than their full capacity being met. These restrictions may encourage local production over foreign trade which may, in turn, affect the demand for maritime shipping. In addition, there is uncertainty regarding further trade agreements such as with the EU, trade barriers or restrictions on trade in the United States. Any increased trade barriers or restrictions on trade may affect the global demand for our services and could have a material adverse effect on our business, financial condition and results of operations.

Volatile market conditions could negatively affect our business, financial condition, or results of operations and could thereby result in impairment charges.

As of the end of each of our reporting periods, we examine whether there have been any events or changes in circumstances, such as a decline in freight rates or other general economic or market conditions, which may indicate an impairment. When there are indications of an impairment, an examination is made as to whether the carrying amount of the operating assets or cash generating units, or CGUs, exceeds the recoverable amount and, if necessary, an impairment loss is recognized in our financial statements.

For each of the years ended December 31, 2020, 2019 and 2018, we concluded there were no indications for potential impairment, or that the recoverable amount of our CGU was higher than the carrying amount of our CGU and, as a result, did not recognize an impairment loss in our financial statements. However, we cannot assure you that we will not recognize impairment losses in future years. If an impairment loss is recognized, our results of operations will be negatively affected. Should freight rates decline significantly or we or the shipping industry experience adverse conditions, this may have a material adverse effect on our business, results of operations and financial condition, which may result in us recording an impairment charge.

Foreign exchange rate fluctuations and controls could have a material adverse effect on our earnings and the strength of our balance sheet.

Since we generate revenues in a number of geographic regions across the globe, we are exposed to operations and transactions in other currencies. A material portion of our expenses are denominated in local currencies other than the U.S. dollar. Most of our revenues and a significant portion of our expenses are denominated in the U.S. dollar, creating a partial natural hedge. To the extent other currencies increase in value relative to the U.S. dollar, our margins may be adversely affected. Foreign exchange rates may also impact trade between countries as fluctuations in currencies may impact the value of goods as between two trading countries. Where possible, we endeavor to match our foreign currency revenues and costs to achieve a natural hedge against foreign exchange and transaction risks, although there can be no assurance that these measures will be effective in the management of these risks. Consequently, short-term or long-term exchange rate movements or controls may have a material adverse effect on our business, financial condition, results of operations and liquidity. In addition, foreign exchange controls in countries in which we operate may limit our ability to repatriate funds from foreign affiliates or otherwise convert local currencies into U.S. dollars.

A shortage of qualified sea and shoreside personnel could have an adverse effect on our business and financial condition.

Our success depends, in large part, upon our ability to attract and retain highly skilled and qualified personnel, particularly seamen and coast workers who deal directly with activities related to vessel operation and sailing. In crewing our vessels, we require professional and technically skilled employees with specialized training who can perform physically demanding work on board our vessels. As the worldwide container ship fleet continues to grow, the demand for skilled personnel has been increasing, which has led to a shortfall of such personnel. An inability to attract and retain qualified personnel as needed could materially impair our ability to operate, or increase our costs of operations, which could adversely affect our business, financial condition, results of operations and liquidity. Furthermore, due to the COVID-19 pandemic, the shipping industry as a whole is experiencing difficulties in carrying out crew changes, which could impede our ability to employ qualified personnel.

Risks related to regulation

Governments, including that of Israel, could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of the jurisdiction where one or more of our vessels are registered, as well as a government of the jurisdiction where the beneficial owner of the vessel is registered, could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Requisitions generally occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. We would expect to be entitled to compensation in the event of a requisition of one or more of our vessels; however, the amount and timing of payment, if any, would be uncertain and beyond our control. For example, our chartered-in and owned vessels, including those that do not sail under the Israeli flag, may be subject to control by Israeli authorities in order to protect the security of, or bring essential supplies and services to, the State of Israel. Government requisition of one or more of our vessels may result in a prepayment event under certain of our credit facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Changes in tax laws, tax treaties as well as judgments and estimates used in the determination of tax-related asset (liability) and income (expense) amounts, could materially adversely affect our business, financial condition and results of operations.

We operate in jurisdictions and may be subject to the tax regimes and related obligations in the jurisdictions in which we operate or do business. Changes in tax laws, bilateral double tax treaties, regulations and interpretations could adversely affect our financial results. The tax rules of the various jurisdictions in which we operate or conduct business often are complex, involve bilateral double tax treaties and are subject to varying interpretations. Tax authorities may challenge tax positions that we take or historically have taken, may assess taxes where we have not made tax filings, or may audit the tax filings we have made and assess additional taxes. Such assessments, either individually or in the aggregate, could be substantial and could involve the imposition of penalties and interest. For such assessments, from time to time, we use external advisors. In addition, governments could impose new taxes on us or increase the rates at which we are taxed in the future. The payment of substantial additional taxes, penalties or interest resulting from tax assessments, or the imposition of any new taxes, could materially and adversely impact our results, financial condition and liquidity. Additionally, our provision for income taxes and reporting of tax-related assets and liabilities require significant judgments and the use of estimates. Amounts of tax-related assets and liabilities involve judgments and estimates of the timing and probability of recognition of income, deductions and tax credits. Actual income taxes could vary significantly from estimated amounts due to the future impacts of, among other things, changes in tax laws, regulations and interpretations, our financial condition and results of operations, as well as the resolution of any audit issues raised by taxing authorities.

The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.

The shipping industry is subject to extensive regulation that changes from time to time and that applies in the jurisdictions in which shipping companies are incorporated, the jurisdictions in which vessels are registered (flag states), the jurisdictions governing the ports at which vessels call, as well as regulations by virtue of international treaties and membership in international associations. As a global container shipping company, we are subject to a wide variety of international, national and local laws, regulations and agreements. As a result, we are subject to extensive government regulation and standards, customs inspections and security checks, international treaties and trade prohibitions and sanctions, including laws and regulations in each of the jurisdictions in which we operate, including those of the State of Israel, the United States, the International Safety Management Code, or the ISM Code, and the European Union.

Any violation of such laws, regulations, treaties and/or prohibitions could have a material adverse effect on our business, financial condition, results of operations and liquidity and may also result in the revocation or non-renewal of our “time-limited” licenses. Furthermore, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose restrictions upon U.S. companies and persons and, in some contexts, foreign entities and persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such sanctions laws and regulations. Similar sanctions are imposed by the European Union and the United Nations. Under economic and trading sanction laws, governments may seek to impose modifications to business practices, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. For additional information, see “Item 4.B - Business Overview - Regulatory matters.”

We are subject to competition and antitrust regulations in the countries where we operate, and have been subject to antitrust investigations by competition authorities.

We are subject to competition and antitrust regulations in each of the countries where we operate. In most of the jurisdictions in which we operate, operational partnerships among shipping companies are generally exempt from the application of antitrust laws, subject to the fulfillment of certain exemption requirements. However, it is difficult to predict whether existing exemptions or their renewal will be affected in the future. In August 2020, our Board of Directors adopted a comprehensive new antitrust compliance plan, which included the adoption of a global policy as well as mandatory periodic employee trainings. We are a party to numerous operational partnerships and view these agreements as competitive advantages in response to the market concentration in the industry as a result of mergers and global alliances. An amendment to or a revocation of any of the exemptions for operational partnerships that we rely on could negatively affect our business and results of operations. In recent years, a number of liner shipping companies, including us, have been the subject of antitrust investigations in the U.S., the EU and other jurisdictions into possible anti-competitive behavior. We are also subject from time to time to civil litigation relating, directly or indirectly, to alleged anti-competitive practices and may be subject to additional investigations by other competition authorities. These types of claims, actions or investigations could continue to require significant management time and attention and could result in significant expenses as well as unfavorable outcomes which could have a material adverse effect on our business, reputation, financial condition, results of operations and liquidity. For further information, see “Item 4.B - “Business Overview — Legal Proceedings” and Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report.

Finally, Commission Regulation (EC) No 906/2009, or the Block Exemption Regulation, exempts certain cooperation agreements (such as operational cooperation agreements, VSA (vessel sharing agreements), SCA (slot chartering agreements) and slot swap agreements) in the liner shipping sector from the prohibition on anti-competitive agreements contained at Article 101 of the Treaty on the Functioning of the European Union, or TFEU. If the Block Exemption Regulation is not extended or its terms are amended, this could have an adverse effect on the shipping industry and limit our ability to enter into cooperation arrangements with other shipping companies, which could adversely affecting our business, financial condition and results of operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. In March 2020, our Board of Directors approved the adoption of a comprehensive anti- bribery and anti-corruption plan, which establishes anti-bribery and anti-corruption policies and procedures, imposes mandatory training on our employees and enhances reporting and investigation procedures. Our policy and procedures mandate compliance with these anti-bribery laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International container shipments are subject to security and customs inspection and related procedures in countries of origin, destination, and certain transshipment points. These inspection procedures can result in cargo seizures, delays in the loading, offloading, transshipment, or delivery of containers, and the levying of customs duties, fines or other penalties against us as well as damage our reputation. Changes to existing inspection and security procedures could impose additional financial and legal obligations on us or our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our vessels is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the International Maritime Organization (the IMO) and the flag states, these requirements could require significant additional capital expenditures by us or otherwise increase the costs of our operations.

We are subject to environmental regulations and failure to comply with these regulations could have a material adverse effect on our business.

Our operations are subject to international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered relating to the protection of the environment. Such requirements are subject to ongoing developments and amendments and relate to, among other things, the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, such as sulfur oxides, nitrogen oxides and the use of low- sulfur fuel or shore power voltage, and the remediation of contamination and liability for damages to natural resources. We are subject to the International Convention for the Prevention of Pollution from Ships (including designation of Emission Control Areas thereunder), the International Convention for the Control and Management of Ships Ballast Water & Sediments, the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea of 1996, the Oil Pollution Act of 1990, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the U.S. Clean Water Act (CWA), and National Invasive Species Act (NISA), among others. Compliance with such laws, regulations and standards, where applicable, may require the installation of costly equipment, make ship modifications or operational changes and may affect the useful lives or the resale value of our vessels.

We may also incur additional compliance costs relating to existing or future requirements which could have a material adverse effect on our business, results of operations and financial conditions. Such costs include, among other things: reduction of greenhouse gas emissions; changes with respect to cargo capacity or the types of cargo that could be carried; management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; and development and implementation of emergency procedures. For example, the IMO 2020 Regulations have required our vessels to comply with its low sulfur fuel requirement since January 1, 2020. We comply with this requirement by using fuel with low sulfur content, which is more expensive than standard marine fuel, or we may upgrade our vessels to provide cleaner exhaust emissions. Environmental or other incidents may result in additional regulatory initiatives, statutes or changes to existing laws that could affect our operations, require us to incur additional compliance expenses, lead to decreased availability of or more costly insurance coverage, and result in our denial of access to, or detention in, certain jurisdictional waters or ports.

If we fail to comply with any environmental requirements applicable to us, we could be exposed to, among other things, significant environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could result in the and termination or suspension of, and substantial harm to, our operations and reputation. Additionally, environmental laws often impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including remediation costs and natural resource damages, as well as third-party damages, personal injury and property damage claims in the event there is a release of petroleum or other hazardous substances from our vessels, or otherwise, in connection with our operations. We are required to satisfy insurance and financial responsibility requirements for potential petroleum (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations and financial condition. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels and events of this nature could have a material adverse effect on our business, reputation, financial condition and results of operations. For further information on the environmental regulations we are subject to, see “Item 4.B - Business Overview - Regulatory matters — Environmental and other regulations.”

Regulations relating to ballast water discharge may adversely affect our results of operation and financial condition.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the international oil pollution prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019 but no later than September 9, 2024. For most vessels, compliance with the D-2 standard will involve installing on- board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed on or after September 8, 2017 are required to comply with the D-2 standards. We are subject to costs of compliance, as the increased costs of compliance are passed on to the charter, which may be substantial and may adversely affect our results of operation and financial condition.

Furthermore, U.S. regulations with respect to ballast water discharge are currently changing. Although the 2013 Vessel General Permit (VGP) program and NISA are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (VIDA), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, by December 2020. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Climate change and greenhouse gas restrictions may adversely affect our operating results.

Many governmental bodies have adopted, or are considering the adoption of, international, treaties, national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to the concern about climate change. These measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In November 2016, the Paris Agreement, which resulted in commitments by 197 countries to reduce their greenhouse gas emissions with firm target reduction goals, came into force and could result in additional regulation on the shipping. In addition, several non-governmental organizations and institutional investors have undertaken campaigns with respect to climate change, with goals to minimize or eliminate greenhouse gas emissions through a transition to a low- or zero-net carbon economy.

Compliance with laws, regulations and obligations relating to climate change, including as a result of such international negotiations, as well as the efforts by non-governmental organizations and investors, could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built, maintained and repaired, when necessary, in accordance with the applicable rules and regulations of the classification society. Moreover, every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society as well as the regulations of the beneficial owner’s country of registration. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys, which may result in recommendations or requirements to undertake certain repairs or upgrades. Currently, all our vessels have the required certifications. However, maintaining class certification could require us to incur significant costs. If any of our owned and certain of our chartered-in vessels does not maintain its class certification, it might lose its insurance coverage and be unable to trade, and we will be in breach of relevant covenants under our financing arrangements, in relation to both failing to maintain the class certification as well as having effective insurance. Failure to maintain the class certification of one or more of our vessels could have, under extreme circumstances, a material adverse effect on our financial condition, results of operations and liquidity.

Maritime claimants could arrest our vessels, which could have a material adverse effect on our business, financial condition and results of operations.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo, vessel owners and lenders and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lienholder may enforce its lien by vessel arrest proceedings. Unless such claims are settled, vessels may be subject to foreclosure under the relevant jurisdiction’s maritime court regulations. In some jurisdictions, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay or deposit large sums to have the arrest lifted, which could have a material adverse effect on our business, financial condition and results of operations.

Risks related to our indebtedness

We are leveraged. Our leverage may make it difficult for us to operate our business, and we may be unable to meet related obligations, which could adversely affect our business, financial condition, results of operations and liquidity.

We are leveraged and may incur additional debt financing in the future. As of December 31, 2020, the face value of our outstanding indebtedness (including lease liabilities, which include those relating to vessels charter hire) was 1,862.1 million to be repaid between 2021 through 2036, of which $500.7 million of principal (including short-term bank loans) are scheduled to be repaid during the following 12 months (not including early repayments of $84.6 million and $0.8 million to the holders of Series 1A Notes and to the holders of Series 1B Notes, respectively, in accordance with the mandatory excess cash redemption of our notes on March 22, 2021). Our Series 1 and 2 (tranche C and D) unsecured notes in an aggregate amount of $432.6 million (further to the giving effect to our partial repurchase of Series 1 (tranche C) notes in October 2020 — see also “Item 5. – Operating and Financial Review and Prospects — Liquidity and capital resources — Debt and other financing arrangements”) mature in June 2023. Highly leveraged assets are inherently more sensitive to declines in earnings, increases in expenses and interest rates, and adverse market conditions. This may have important negative consequences for our business, including requiring that a substantial portion of the cash flows from our operations be dedicated to debt service obligations, increasing our vulnerability to economic downturns in the shipping industry, limiting our flexibility in planning for or reacting to changes in our business and our industry, restricting us from pursuing certain acquisitions or business opportunities and limiting, among other things, our ability to borrow additional funds or raise equity capital in the future and increasing the costs of such additional financing.

Our ability to generate cash flow from operations to make interest and principal payments on our debt obligations depends on our performance, which is affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions and the health of the shipping industry. If our operations do not generate sufficient cash flow from operations to satisfy our debt service and other obligations, we may need to sell assets, borrow additional funds or undertake alternative financing plans, such as refinancing or restructuring our debt, or reducing or delaying capital investments and other expenses. It may also be difficult for us to borrow additional funds on commercially reasonable terms or at all. Substantially all of our vessels and most of our container fleet are leased by us and accordingly, we have limited assets that we own and are able to pledge to secure financing, which could make it more difficult for us to incur additional debt financing.

The agreements governing our outstanding indebtedness, as well as certain other financial (including certain vessel charter) agreements to which we are party, contain covenants and other limitations which restrict our ability to operate. In addition, although we have been successful in recent financial quarters at deleveraging our indebtedness (i.e., reducing the ratio between our outstanding net indebtedness and our Adjusted EBITDA for a trailing 12 month period), we cannot assure that this trend will continue, and in addition, the marine shipping industry remains capital-intensive and cyclical, and we have in the past, and in the future may continue to experience losses, working capital deficiencies, negative operating cash flow or shareholders’ deficiency. Such losses may not be offset by other cost-cutting measures we may take in the future. Should any of the aforementioned occur, our ability to pursue operational activities that we consider to be beneficial may be affected, which may, in turn, impair our financial condition and operations.

In recent years, due to deteriorating market conditions, we have obtained amendments to certain of our financial covenants, the most recent of which concluded in the third quarter of 2018. However, in June 2020, further to an early repayment to a certain group of creditors (“Tranche A”), such amended covenants were removed and no longer apply. Other indebtedness currently require us, among other things, to maintain a monthly minimum liquidity of at least $125.0 million and impose other non-financial covenants and limitations such as restrictions on dividend distribution and incurrence of debt and various reporting obligations.

If we are unable to meet our obligations or refinance our indebtedness as it becomes due, or if we are unable to comply with the related requirements, we may have to take disadvantageous actions, such as (i) reducing financing in the future for investments, acquisitions or general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on indebtedness. As a result, the ability of our business to withstand competitive pressures and to react to changes in the container shipping industry could be impaired. If we choose not to pursue any of these alternatives and are unable to obtain waivers from the relevant creditors, a breach of any of our debt instruments and/or covenants could result in a default under the relevant debt instruments. Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit.

If the lenders accelerate the repayment of the relevant borrowings, we may not have sufficient assets to repay any outstanding indebtedness, which could result in a complete loss of business. Furthermore, the acceleration of any obligation under a particular debt instrument may cause a default under other material debt or permit the holders of such debt to accelerate repayment of their obligations pursuant to “cross default” or “cross acceleration” provisions, which could have a material adverse effect on our business, financial condition and liquidity. For additional information, see “Item 5. - Operating and Financial Review and Prospects — Liquidity and capital resources — Debt and other financing arrangements.”

If we are unable to generate sufficient cash flows from our operations, our liquidity will suffer and we may be unable to satisfy our debt service and other obligations.

Our ability to generate cash flow from operations to make interest and principal payments on our debt obligations will depend on our future performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions and the health of the shipping industry. If our operations do not generate sufficient cash flow from operations to satisfy our debt service and other obligations, we may need to borrow additional funds or undertake alternative financing plans, such as refinancing or restructuring our debt, or reducing or delaying capital investments and other expenses. It may be difficult for us to incur additional debt on commercially reasonable terms, even if we are permitted to do so under our restructured debt agreements, due to, among other things, our financial condition and results of operations and market conditions. Our inability to generate sufficient cash flows from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on our business.

Risks related to our operations in Israel

We are incorporated and based in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

We are incorporated and our headquarters are located in Israel and the majority of our key employees, officers and directors are residents of Israel. Additionally, the terms of the Special State Share require us to maintain our headquarters and to be incorporated in Israel, and to have our chairman, chief executive officer and a majority of our board members be Israeli. As an Israeli company, we have relatively high exposure, compared to many of our competitors, to acts of terror, hostile activities including cyber-attacks, security limitations imposed upon Israeli organizations overseas, possible isolation by various organizations and institutions for political reasons and other limitations (such as restrictions against entering certain ports). Political, economic and military conditions in Israel may directly affect our business and existing relationships with certain foreign corporations, as well as affect the willingness of potential partners to enter into business arrangements with us. Numerous countries, corporations and organizations limit their business activities in Israel and their business ties with Israeli-based companies. Our status as an Israeli company may limit our ability to call on certain ports and therefore could limit our ability to enter into alliances or operational partnerships with certain shipping companies, which has historically adversely affected our operations and our ability to compete effectively within certain trades. In addition, our status as an Israeli company may limit our ability to enter into alliances that include certain carriers who are not willing to cooperate with Israeli companies.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel, causing casualties and disrupting economic activities. Recent political uprisings, social unrest and violence in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Iran is also believed to have a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in the Gaza Strip and Hezbollah in Lebanon. Armed conflicts or hostilities in Israel or neighboring countries could cause disruptions in our operations, including significant employee absences, failure of our information technology systems and cyber-attacks, which may lead to the shutdown of our headquarters in Israel. For instance, during the 2006 Lebanon War, a military conflict took place in Lebanon. As a result of rocket fire in the city of Haifa, we closed our headquarters for several days. Although we maintain an emergency plan, such events can have material effects on our operational activities. Any future deterioration in the security or geopolitical conditions in Israel or the Middle East could adversely impact our business relationships and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity. If our facilities, including our headquarters, become temporarily or permanently disabled by an act of terrorism or war, it may be necessary for us to develop alternative infrastructure and we may not be able to avoid service interruptions. Additionally, our owned and chartered-in vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of, or bring essential supplies and services to, the State of Israel. Israeli legislation also allows the State of Israel to use our vessels in times of emergency. Any of the aforementioned factors may negatively affect us and our results of operations.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. The Israeli government currently provides compensation only for physical property damage caused by terrorist attacks or acts of war, based on the difference between the asset value before the attack and immediately after the attack or on any cost of repairing the damage, whichever is lower. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our business and results and operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service.

As of December 31, 2020, we had 700 employees based in Israel, certain of whom may be called upon to perform several weeks of annual military reserve duty until they reach the age qualifying them for an exemption (generally 40 for men who are not officers or do not have specified military professions) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and operations.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if shares constituting less than 5% of the issued share capital are not tendered. Completion of a full tender offer also requires acceptance by a majority of the offerees that do not have a personal interest in the tender offer, unless less than 2% of the company’s outstanding shares are not tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the full tender offer, petition an Israeli court to alter the consideration for the shares. In addition, special tender offer requirements may also apply upon a purchaser becoming a holder of 25% or more of the voting rights in a company (if there is no other shareholder of the company holding 25% or more of the voting rights in the company) or upon a purchaser becoming a holder of more than 45% of the voting rights in the company (if there is no other shareholder of the company who holds more than 45% of the voting rights in the company).

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not generally recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions in which the sellers receive shares in the acquiring entity that are publicly traded on a stock exchange, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of such shares has occurred. In order to benefit from the tax deferral, a pre-ruling from the Israel Tax Authority might be required.

It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors or the Israeli experts named in this Annual Report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We are incorporated in Israel. The majority of our directors and executive officers, and the Israeli experts listed in this Annual Report reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Our amended and restated articles of association provides a choice of forum provision that may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable.

Our amended and restated articles of association provides that unless we consent in writing to the selection of an alternative forum, and other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert in the courts of the State of Israel, with respect to any causes of action arising under the Securities Act or the Exchange Act, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Our amended and restated articles of association will further provide that unless we consent in writing to the selection of an alternative forum, the Haifa District Court will be the exclusive forum for the following: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees, to us or to our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law of 1968.

This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. While the validity of choice of forum provisions has been upheld under the law of certain jurisdictions, uncertainty remains as to whether our choice of forum provision will be recognized by all jurisdictions, including by courts in Israel. If a court were to find either choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

Your rights and responsibilities as a shareholder are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated in Israel. The rights and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association and by the Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.- based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Our business could be negatively affected as a result of actions of activist shareholders and/or class action filings, which could impact the trading value of our securities.

In recent years, certain Israeli issuers listed on United States exchanges have been faced with governance- related demands from activist shareholders, unsolicited tender offers and proxy contests. Responding to these types of actions by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plan. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our Board of Directors. The perceived uncertainties as to our future direction also could affect the market price and volatility of our securities.

In recent years, we have also seen a significant rise in the filing of class actions in Israel against public companies, as well as derivative actions against companies, their executives and board members. While the vast majority of such claims are dismissed, companies are forced to increasingly invest resources, including monetary expenses and investment of management attention due to these claims. This could adversely affect the willingness of our executives and board members to make decisions which could have benefitted our business operations. Such legal actions could also be taken with respect to the validity or reasonableness of the decisions of our Board of Directors. In addition, the rise in the number and magnitude of litigation could result in a deterioration of the level of coverage of our D&O liability insurance.

General risk factors

We face cyber-security risks.

Our business operations rely upon secure information technology systems for data processing, storage and reporting. As a result, we maintain information security policies and procedures for managing our information technology systems. Despite security and controls design, implementation and updates, our information technology systems may be subject to cyber-attacks, including, network, system, application and data breaches. A number of companies around the world, including in our industry, have been the subject of cyber-security attacks in recent years. For example, one of our peers experienced a major cyber-attack on its IT systems in 2017, which impacted such company’s operations in its transport and logistics businesses and resulted in significant financial loss. In addition, in August 2020, a cruise operator was a victim to ransomware attack. On September 28, 2020, another competitor confirmed a ransomware attack that disabled its booking system, and on October 1, 2020, the IMO’s public website and intranet services were subject to a cyberattack. In December 2020, an Israeli insurance company fell victim to a highly publicized ransomware attack, resulting in the filing of civil actions against the company and significant damage to that company’s reputation. Other Israeli companies are facing cyber attack campaigns, and it is believed the attackers may be from hostile countries. Cyber-attacks are becoming increasingly common and more sophisticated, and may be perpetrated by computer hackers, cyber-terrorists or others engaged in corporate espionage.

Cyber-security attacks could include malicious software (malware), attempts to gain unauthorized access to data, social media hacks and leaks, ransomware attacks and other electronic security breaches of our information technology systems as well as the information technology systems of our customers and other service providers that could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information, and breach of protected data belonging to third parties. In addition, due to the COVID-19 pandemic, we have reduced our staffing in our offices and increased our reliance on remote access of our employees. We have taken measures to enable us to face cyber-security threats, including back up and recovery and backup measures. However, there is no assurance that these measures will be successful in coping with cyber-security threats, as these develop rapidly, and we may be affected by and become unable to respond to such developments. A cyber-security breach, whether as a result of malicious, political, competitive or other motives, may result in operational disruptions, information misappropriation or breach of privacy laws, including the European Union’s General Data Protection Regulation and other similar regulations, which could result in reputational damage and have a material adverse effect on our business, financial condition and results of operation.

We face risks relating to our information technology and communication system.

Our information technology and communication system supports all of our businesses processes throughout the supply chain, including our customer service and marketing teams, business intelligence analysts, logistics team and financial reporting functions. Our primary data center is in Europe with a back-up data center in Israel. While we have a disaster recovery plan pursuant to which we are able to immediately activate the back-up data center in the event of a failure at our primary data center, if our primary data center ceases to be available to us without sufficient advance notice, we would likely experience delays in our operating activities.

Additionally, our information systems and infrastructure could be physically damaged by events such as fires, terrorist attacks and unauthorized access to our servers and infrastructure, as well as the unauthorized entrance into our information systems. Furthermore, we communicate with our customers through an ecommerce platform. Our ecommerce platform was developed and is run by third-party service providers over which we have no management control. A potential failure of our computer systems or a failure of our third-party ecommerce platform providers to satisfy their contractual service level commitments to us may have a material adverse effect on our business, financial condition and results of operation. Our efforts to modernize and digitize our operations and communications with our customers further increase our dependency on information technology systems, which exacerbates the risks we could face if these systems malfunction.

We are subject to data privacy laws, including the European Union’s General Data Protection Regulation, and any failure by us to comply could result in proceedings or actions against us and subject us to significant fines, penalties, judgments and negative publicity.

We are subject to numerous data privacy laws, in particular the European Union’s General Data Protection Regulation (2016/679), or the GDPR, which relates to the collection, use, retention, security, processing and transfer of personally identifiable information about our customers and employees in the countries where we operates. The EU data protection regime expands the scope of the EU data protection law to all companies processing data of EEA individuals, imposes a stringent data protection compliance regime, including administrative fines of up to the greater of 4% of worldwide turnover or €20 million (as well as the right to compensation for financial or non-financial damages claimed by any individuals), and includes new data subject rights such as the “portability” of personal data. Although we are generally a business that serves other businesses (B2B), we still process and obtain certain personal information relating to individuals, and any failure by us to comply with the GDPR or other data privacy laws where applicable could result in proceedings or actions against us, which could subject us to significant fines, penalties, judgments and negative publicity.

Labor shortages or disruptions could have an adverse effect on our business and reputation.

We employ, directly and indirectly, approximately 5,145 employees around the globe. We, our subsidiaries and the independent agencies with which we have agreements could experience strikes, industrial unrest or work stoppages. A number of our employees are members of unions. In recent years, we have experienced labor interruptions as a result of disagreements between management and unionized employees, and have entered into collective bargaining agreements addressing certain of these concerns. If such disagreements arise, and are not resolved in a timely and cost-effective manner, such labor conflicts could have a material adverse effect on our business and reputation. Disputes with our unionized employees may result in work stoppage, strikes and time consuming litigation. Our collective bargaining agreements include termination procedures which affect our managerial flexibility with re-organization procedures and termination procedures. In addition, our collective bargaining agreements affect our financial liabilities towards employees, including as a result of pension liabilities or other compensation terms.

Our share price may be volatile, and you may lose all or part of your investment.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated variations in our or our competitors’ results of operations and financial condition;

•	variations in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

In addition, the stock markets generally have experienced extreme price and volume fluctuations.

Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted, which could affect our business, financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our ordinary shares depends, in part, upon the research and reports that securities or industry analysts publish about us or our businesses. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of our company, or if one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our shares to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, the price for our shares will likely decline.

We will incur increased costs as a result of operating as a public company, and our management team, which has limited experience in managing and operating a company that is publicly traded in the U.S., will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares are listed in the United States, we will incur accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes- Oxley Act, as well as rules implemented by the SEC and the NYSE, and provisions of Israeli corporate laws applicable to public companies. We expect that these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and will make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, we expect that our senior management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. Our current management team has limited experience managing and operating a company that is publicly traded in the US. Failure to comply or adequately comply with any laws, rules or regulations applicable to our business may result in fines or regulatory actions, which may adversely affect our business, results of operation or financial condition and could result in delays in achieving or maintaining an active and liquid trading market for our ordinary shares.

Changes in the laws and regulations affecting public companies could result in increased costs to us as we respond to such changes. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage, including increased deductibles. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements. Any of these effects could adversely affect our business, financial condition and results of operations.

Risks related to our ordinary shares

Future sales of our ordinary shares or the anticipation of future sales could reduce the market price of our ordinary shares.

If we or our existing shareholders sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. A substantial number of our shares outstanding and our shares issuable upon the exercise of options are subject to lock-up agreements that restrict the ability of their holders to transfer such shares without the prior written consent of the representatives for 180 days after the date of the prospectus used in connection with our initial public offering. Consequently, upon expiration of the lock-up agreements, substantially all of our outstanding ordinary shares will be eligible for sale in the public market, except that ordinary shares held by our affiliates will be subject to restrictions on volume and manner of sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). In addition, approximately 3,742,500 shares of a total of 4,990,000 underlying vested options will be eligible for sale in the public market on the same date. We have also filed a registration statements on Form S-8 with the SEC, covering all of the ordinary shares issuable under our share incentive plans and such shares will be available for resale following the expiration of any restrictions on transfer. Further, substantially all of our existing shareholders are party to a Registration Rights Agreement. Pursuant to this agreement, at any time beginning 180 days following the date of the prospectus used in connection with our initial public offering, the shareholders party thereto are entitled to request that we register the resale of their ordinary shares under the Securities Act, subject to certain conditions. See “Item 7.B - Related party transactions — Registration rights” for additional information. The market price of our ordinary shares may drop significantly when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our ordinary shares into the market. In addition, a sale by us of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities, and may cause you to lose part or all of your investment in our ordinary shares.

Interests of our principal shareholders could adversely affect our other shareholders.

Our largest shareholder Kenon Holdings, Ltd., or Kenon, currently owns approximately 27.8% of our outstanding ordinary shares and voting power. As a result of its voting power, Kenon has and will continue to have the ability to exert influence over our affairs for the foreseeable future, including with respect to the election of directors, amendments to our articles of association and all matters requiring shareholder approval. In certain circumstances, Kenon’s interests as a principal shareholder may differ or even conflict with the interests of our other shareholders, and Kenon’s ability to exert influence over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests. In addition, we have entered into a number of transactions with related parties, which are connected to Kenon, as described in “Item 7.B - Related party transactions”. Although we have implemented procedures to ensure the terms of any related party transaction are at arm’s length, any alleged appearance of impropriety in connection with our entry into related party transactions could have an adverse effect on our reputation and business.

The State of Israel holds a Special State Share in us, which imposes certain restrictions on our operations and gives Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti- takeover effect.

The State of Israel holds a Special State Share in us, which imposes certain limitations on our operating and managing activities and could negatively affect our business and results of our operations. These limitations include, among other things, transferability restrictions on our share capital, restrictions on our ability to enter into certain merger transactions or undergo certain reorganizations and restrictions on the composition of our Board of Directors and the nationality of our chief executive officer, among others.

Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti-takeover effect and therefore depress the price of our ordinary shares or otherwise negatively affect our business and results of operations. In addition, the terms of the Special State Share dictate that we maintain a minimum fleet of 11 wholly owned seaworthy vessels.

Currently, as a result of waivers received from the State of Israel, we own fewer vessels than the minimum fleet requirement. However, if we acquire and own additional vessels in the future, these vessels would be subject to the minimum fleet requirements and conditions of the Special State Share, and if we would want to dispose of such vessels, we would need to obtain consent from the State of Israel. For further information on the Special State Share, see “Item 6.E - Share ownership — The Special State Share.”

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to U.S. domestic issuers.

As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, we are permitted to follow certain Israeli corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We intend to follow certain Israeli home country corporate governance practices rather than the requirements of the NYSE including, for example, to have a nominating committee or to obtain shareholder approval for certain issuances to related parties or the establishment or amendment of certain equity-based compensation plans. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers. See “Item 6.C - Board practices.”

As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports, which could result in our shares being less attractive to investors.

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to voluntarily file current reports on Form 6-K that include quarterly financial statements, and we have adopted a procedure to voluntarily comply with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose the compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers on an individual, rather than on an aggregate, basis. Nevertheless, regulations promulgated under the Israeli Companies Law 5759-1999 (the “Companies Law”) requires us to disclose in the notice convening an annual general meeting (unless previously disclosed in any report by us prepared pursuant to the requirements of NYSE or any other stock exchange on which our shares are registered for trade) the annual compensation of our five most highly compensated officers on an individual basis, rather than on an aggregate basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer.

We would lose our foreign private issuer status if a majority of our shares became held by U.S. persons and either a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the SEC after the consummation of our initial public offering, our management will be required to report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404 at that time. We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process requires the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective internal control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Our dividend policy is subject to change at the discretion of our Board of Directors and there is no assurance that our Board of Directors will declare dividends in accordance with this policy.

Our Board of Directors has adopted a dividend policy, to distribute each year up to 50% of our annual net income. Any dividends must be declared by our Board of Directors, which will take into account various factors including our profits, our investment plan, our financial position and additional factors it deems appropriate. While we initially intend to distribute up to 50% of our annual net income, the actual payout ratio could be anywhere from 0% to 50% of our net income, and may fluctuate depending on our cash flow needs and such other factors. There can be no assurance that dividends will be declared in accordance with our Board’s policy or at all, and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay dividends on an ad-hoc basis or to take other actions, which could include share buybacks, instead of or in addition to the declaration of dividends. Accordingly, we expect that the amount of any cash dividends we distribute will vary between distributions as a result of such factors. We have not adopted a separate written dividend policy to reflect our Board’s policy.

Our ability to pay dividends is subject to certain limitations under our existing indebtedness, and may be subject to limitations under any future indebtedness we may incur. Generally, our existing indebtedness permits us to pay dividends (i) in an amount per year of up to 5% of the proceeds we receive from any public equity offering (not including our initial public offering) and (ii) in an amount that does not exceed 50% of our cumulative net income, minus any amounts paid pursuant to clause (i). In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. See “Item 8.A - Consolidated Statements and Other Financial Information - Dividend policy.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the company

Founded in Israel in 1945, we purchased our first ship in 1947. In the 1950s and 1960s, we expanded our fleet and global shipping lines. In 1969, approximately 50% our company was acquired by Israel Corporation Ltd., which moved us away from government ownership. In 1972, we launched our first cargo shipping service. We continued to expand globally, including establishing a presence in China, and renovated our fleet in the late 1980s. In 2004, we were fully privatized. From 2010 through present, we have focused on changing our strategy and adopting a comprehensive transformation strategy designed to improve our long-term commercial and operational processes by reducing operational expenses and increasing profitability.

The shipping industry experienced significant instability and volatility from 2008 into 2012, primarily as a result of persistently high fuel prices, slow growth in demand and an over-supply of shipping services. Against this backdrop, in 2013, we initiated a dialogue with our financial creditors and other parties and reached a consensual restructuring agreement in July 2014. Our strategic operational cooperation with the 2M Alliance, which was announced in July 2018 and further expanded in March 2019 and August 2019, allows us to provide faster, more efficient service and a wider geographic coverage in our most critical trade lanes, enabling us to provide our customers with improved product portfolio, larger port coverage and better transit time, while generating cost efficiencies. In 2020, we celebrated our 75th anniversary.

Our legal and commercial name is ZIM Integrated Shipping Services Ltd. Our principal place of business is located at 9 Andrei Sakharov Street, P.O. Box 15067, Matam, Haifa, 3190500. Our telephone number of our principal place of business is +972 4 8652111. Our website is www.zim.com. We have included our website address in this Annual Report solely for informational purposes. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. Our agent for service of process is ZIM American Integrated Shipping Services Company, LLC, whose address is 5801 Lake Wright Drive, Norfolk, Virginia 23502, United States, and whose telephone number is 757-228-1300.

Our ordinary shares have been listed on the New York Stock Exchange under the symbol “ZIM” since January 28, 2021.

B.	Business Overview

Our company

We are a global, asset-light container liner shipping company with leadership positions in niche markets where we believe we have distinct competitive advantages that allow us to maximize our market position and profitability. Founded in Israel in 1945, we are one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.

Our main focus is to provide best-in-class service for our customers while maximizing our profitability. We have positioned ourselves to achieve industry-leading margins and profitability through our focused strategy, commercial excellence and enhanced digital tools. As part of our “Innovative Shipping” vision, we rely on careful analysis of data, including business and artificial intelligence, to better understand the needs of our customers and digitize our products accordingly, without compromising our personal touch. We operate and innovate as a truly customer-centric company, constantly striving to provide a best-in-class product offering. Our asset-light model, which differentiates us relative to our competition, enables us to benefit from a flexible cost structure and operational efficiency. This, in turn, increases profitability and allows us to better serve our customers. As of December 31, 2020, we operated a fleet of 87 vessels and chartered-in 98.7% of our TEU capacity and 98.9% of the vessels in our fleet. For comparison, according to Alphaliner, our competitors chartered-in on average approximately 56% of their fleets. In effort to respond to increased demand for container shipping services globally, between December 31, 2020 and February 28, 2021, we chartered-in additional 11 vessels (net, not including vessels pending delivery). We deployed 6 of these vessels in our new China to Los Angeles (ZEX) and South East Asia to Los Angeles express services (ZX2). In addition, in February 2021 we and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels to serve ZIM’s Asia-US East Coast Trade, with the vessels intended to be delivered to us between February 2023 and January 2024. See “–Our vessel fleet – Strategic chartering Agreement for LNG – Fueled from Seaspan Corporation”.

We operate across five geographic trade zones that provide us with a global footprint. These trade zones include (for the year ended December 31, 2020): (1) Transpacific (40% of carried TEUs), (2) Atlantic (21%), (3) Cross Suez (12%), (4) Intra-Asia (21%) and (5) Latin America (6%). Within these trade zones, we strive to increase and sustain profitability by selectively competing in niche trade lanes where we believe that the market is underserved and that we have a competitive advantage versus our peers. These include both trade lanes where we have an in-depth knowledge, long-established presence and outsized market position as well as new trade lanes into which we are often driven by demand from our customers as they are not serviced in-full by our competitors. Several examples of niche trade lanes within our geographic trade zones include: (1) US East Coast & Gulf to Mediterranean lane (Atlantic trade zone where we maintain a 14% market share, (2) East Mediterranean & Black Sea to Far East lane (Cross Suez trade zone), 10% market share and (3) Far East to US East Coast (Pacific trade zone), 9% market share, in each case according to the Port Import/Export Reporting Service (PIERS) and Container Trade Statistics (CTS). In response to the growing trend in eCommerce, during 2020 we launched a new, premium high-speed service called ZIM eCommerce Xpress (ZEX), which moves freight from China to Los Angeles, and the ZIM China Australia Express (CAX), which moves freight from China to Australia. In addition, and as a result of further market demand, we launched at the end of 2020 a new service line connecting South East Asia and South China with Australia (C2A), and in January 2021 we launched a new express service line connecting South East Asia to Los Angeles (ZX2).

These solutions for time-sensitive cargo, which provide a compelling alternative to air freight, illustrate our agility and ability to quickly and efficiently execute in new niche lanes where we can offer a unique product and become the carrier of choice for our customers.

As of December 31, 2020, we operated a global network of 69 weekly lines, calling at 307 ports in more than 80 countries. Our complex and sophisticated network of lines allows us to be agile as we identify markets in which to compete. Within our global network we offer value-added and tailored services, including operating several logistics subsidiaries to provide complimentary services to our customers. These subsidiaries, which we operate in China, Vietnam, Canada, Brazil, India and Singapore, are asset-light and provide services such as land transportation, custom brokerage, LCL, project cargo and air freight services. Out of ZIM’s total volume in the twelve months ended December 31, 2020, approximately 25.2% of our TEUs carried utilized additional elements of land transportation.

As of December 31, 2020, we chartered-in nearly all of our capacity; in addition, 55.8% of our chartered-in vessels are under leases having a remaining charter duration of one year or less (or 50.7% in terms of TEU capacity). Our short-term charter arrangements allow us to adjust our capacity quickly in anticipation of, or in response to, changing market conditions, including as we continue to adjust our operations in response to the ongoing COVID-19 pandemic. Our fleet, both in terms of the size of our vessels and our short-term charters, enables us to optimize vessel deployment to match the needs of both mainlane and regional routes and to ensure high utilization of our vessels and specific trade advantages. The majority of our vessels are from a large and liquid pool of large mid-sized vessels (3,000 to 10,000 TEUs) that are typically available for us to charter, though we recently agreed to the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels to be delivered to us between February 2023 and January 2024, pursuant to our strategic agreement with Seaspan (See “–Our vessel fleet – Strategic chartering Agreement for LNG – Fueled from Seaspan Corporation”). Furthermore, we operate a modern and specialized container fleet, which acts as an additional value-added service offering, attracting higher yields than standard cargos.

Our network is significantly enhanced by cooperation agreements with other leading container liner companies and alliances, allowing us to maintain a high degree of agility while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Such cooperation agreements include vessel sharing agreements (VSAs), slot purchase and swaps. Our strategic operational collaboration with the 2M Alliance, comprised of the two largest global carriers (Maersk and MSC), which was announced in July 2018, launched in September 2018 and further expanded in March 2019 and August 2019, allows us to provide faster and more efficient service in some of our most critical trade lanes, including Asia — US East Coast, Asia — Pacific Northwest, Asia — Mediterranean and Asia — US Gulf Coast. Our cooperation with the 2M Alliance today covers four trade lanes, 11 services and approximately 22,200 weekly TEUs. In addition to our collaboration with the 2M Alliance, we also maintain a number of partnerships with various global and regional liners in different trades. For example, in the Intra-Asia trade, we partner with both global and regional liners in order to extend our services in the region.

We have a highly diverse and global customer base with approximately 30,080 customers (which considers each of our customer entities separately, even if it is a subsidiary or branch of another customer) using our services. In 2020, our 10 largest customers represented approximately 16% of our freight revenues and our 50 largest customers represented approximately 34% of our freight revenues. One of the key principles of our business is our customer-centric approach and we strive to offer value-added services designed to attract and retain customers. Our strong reputation, high-quality service offering and schedule reliability has generated a loyal customer base, with 75% of our top 20 customers in 2020 having a relationship with the Company lasting longer than 10 years.

We have focused on developing industry-leading and best in class technologies to support our customers, including improvements in our digital capabilities to enhance both commercial and operational excellence. We use our technology and innovation to power new services, improve our best-in-class customer experience and enhance our productivity and portfolio management. Several recent examples of our digital services include: (i) ZIMonitor, which is an advanced tracking device that provides 24/7 online alerts to support high value cargo, (ii) eZIM, our easy-to-use online booking platform; (iii) eZQuote, a digital tool that allows customers the ability to receive instant quotes with a fixed price and guaranteed terms; (iv) Draft B/L, an online tool that allows export users to view, edit and approve their bill of lading online without speaking with a representative; and (v) ZIMGuard, an artificial intelligence-based internal tool designed to detect possible misdeclarations of dangerous cargo in real-time. Furthermore, we have formed a number of partnerships and collaborations with third party start-ups for the development of multiple engines of growth which are ajdcent to our traditional container shipping business. These technological partnerships and initiatives include: (i) “ZKCyberStar”, a collaboration with Konfidas, a leading cyber-security consulting company, to provide bespoke cyber-security solutions, guidance, methodology and training to the maritime industry; (ii) “Zcode”, a new initiative in cooperation with Sodyo, an early stage scanning technology company, aimed to provide visual identification solutions for the entire logistics sector (inventory management, asset tracking, fleet management, shipping, access control, etc.). This technology is extremely fast and is suitable for multiple types of media; (iii) Our investment in and partnership with WAVE, a leading electronic B/L based on blockchain technology, to replace and secure original documents of title; (iv) Our investment in and partnership with Ladingo, a one-stop-shop for Cross Border Shipments with all-in-one, easy to use software and fully integrated service, making it easier, more affordable and risk free to import and export LCLs, FCLs or any large and bulky shipments. This partnership is set to complement our strategic cooperation with Alibaba, via Alibaba.com, to enhance logistics services to its customers and service providers, by adding an online LCL solution for Alibaba sellers, and is expected to enable us to gain footprint in adjacent and new markets, grow our revenue streams and provide added value to our customers.

Achieving industry leading profitability margins through both effective cost management initiatives as well as top-line improvement strategies is one of the primary focuses of our business. Over the past three years we have taken initiatives to reduce and avoid costs across our operating activities through various cost- control measures and equipment cost reduction (including, but not limited to, equipment interchanges such as swapping containers in surplus locations, street turns to reduce trucking of empty containers and domestic repositioning from inland ports). Our digital investment in our information technology systems has allowed us to develop a highly sophisticated allocation management tool that gives us the ability to manage our vessel and cargo mix to prioritize higher yielding bookings. The capacity management tool as well as our agility in terms of vessel deployment enable us to focus on the most profitable routes with our customers. The net impact has been demonstrated through our industry-leading Adjusted EBIT margins for the last 24 consecutive quarters.

In addition to effective cost management, we would not have been able to achieve our financial results without our unique organizational culture. We have implemented a new vision and values, “Z-Factor,” which is fully aligned with and supports our strategy and long-term goals. Our vision of “Innovative shipping dedicated to you!” has driven our focus on innovation and digitalization and has led us to become a truly customer-centric company. Our can-do approach and results-driven attitude support our passion for commercial excellence and drives our focus on optimizing our cargo and customer mix. Through our core value of sustainability, we aim to uphold and advance a set of principles regarding Ethical, Social and Environmental concerns. Our goal is to work resolutely to eliminate corruption risks, promote diversity among our teams and continuously reduce the environmental impact of our operations, both at sea and onshore. Our organizational culture enables us to operate at the highest level, while also treating our oceans and communities with care and responsibility.

We are headquartered in Haifa, Israel. As of December 31, 2020, we had approximately 3,794 full-time employees worldwide. In 2020 and 2019, we carried 2.84 and 2.82 million TEUs, respectively, for our customers worldwide. During the same periods, our revenues were $3,992 million and $3,300 million, our net income (loss) was $524 million and $(13) million and our Adjusted EBITDA was $1,036 million and $386 million, respectively.

Our services

With a global footprint of more than 200 offices and agencies in approximately 100 countries, we offer both door-to-door and port-to-port transportation services for all types of customers, including end-users, consolidators and freight forwarders.

Comprehensive logistics solutions

We offer our customers comprehensive logistics solutions to fit their transportation needs from door-to- door. Our wide range of reliable transportation services, handled by our highly trained sea and shore crews and supported with personalized customer service and our unified information technology platform, allows us to offer our customers high quality and tailored services and solutions at any time around the world.

Our customers place orders either online or with a customer service member in one of our regional agencies located around the world. We issue the bill of lading detailing the terms of the shipment and, in the case of a typical door-to-door order, we deliver an empty container to the shipper’s designated address. Once the shipper has filled the container with cargo, it is transported to a container port, where it is loaded onto our cargo ship. We have experience in shipping various types of cargo, such as over-sized cargo, dangerous and hazardous cargo, and reefer shipments. The container is shipped either directly to the destination port or via one of our scheduled ports of call, where it is transferred, or “transshipped,” to another ship. When the container arrives at the final destination port, it is off-loaded from the ship and delivered to the recipient or a designated agent via land transportation. We partner with regional and local land transportation operators to provide a range of inland transportation services via rail, truck and river barge, often combining multiple modes of transportation to ensure efficient and cost-effective operation with minimum transit time. Out of ZIM’s total volume in the twelve months ended December 31, 2020, approximately 25.2% of our TEUs carried utilized additional elements of land transportation. We continuously seek to expand the markets in which we can provide land transportation services, and we typically target small- and medium-sized enterprises in mature markets that do not have the supply chain capabilities to independently manage the import of cargo from emerging markets.

We also offer ZIMonitor, our premium reefer cargo tracking service. ZIMonitor is an advanced real- time monitoring device that, among other things, allows our customers to monitor their shipments in real time. See “— Types of cargo — Specialized cargo” below. We have also partnered with Alibaba through our logistics subsidiary in China to expand our offerings to small- and medium-sized enterprises who conduct their business through Alibaba’s platform. We believe that our global-niche strategy, as well as our focus on customer-centric services, place us in a good position to attract new customers through our reliable and competitive services (including our new lines, ZEX, CAX, C2A and ZX2).

Our services and geographic trade zones

As of December 31, 2020, we operated a global network of 69 weekly lines, calling at 307 ports in more than 80 countries. Our shipping lines are linked through hubs that strategically connect main lines and feeder lines, which provide regional transport services, creating a vast network with connections to and from smaller ports within the vicinity of main lines. We have achieved leadership positions in specific markets by focusing on trades where we have distinct competitive advantages and can attain and grow our overall profitability.

Our shipping lines are organized into geographic trade zones by trade. The table below illustrates our primary geographic trade zones and the primary trades they cover, as well as the percentage of our total TEUs carried by geographic trade zone for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
Geographic trade zone (percentage of total TEUs carried for the period)	Primary trade	2020	2019	2018
Pacific	Transpacific	40%	36%	38%
Cross-Suez	Asia-Europe	12%	13%	15%
Atlantic-Europe	Atlantic	21%	21%	18%
Intra-Asia	Intra-Asia	21%	23%	22%
Latin America	Intra-America	6%	7%	7%
		100%	100%	100%

Pacific geographic trade zone

The Pacific geographic trade zone serves the Transpacific trade, which covers trade between Asia, including China, Korea, South East Asia, the Indian subcontinent, and the Caribbean, Central America, the Gulf of Mexico and the east coast and west coast of the United States and Canada. Our services within this geographic trade zone also connect to Intra-Asia and Intra-America regional feeder lines, which provide onward connections to additional ports. For our services from Asia to the west coast of the United States and Canada, we mainly use the Pacific Northwest gateway.

Pacific Northwest service. Based on information from Piers, Port of Vancouver and Prince Rupert Port Authority, approximately 63% of all goods shipped to the United States are transported via ports located in the west coast of the United States and Canada. These include local discharge as well as delivery by train or trucks to their final destinations, mainly to the Midwestern United States and to the central and eastern parts of Canada. We hold a position within the PNW, mostly via two Canadian gateways, the Vancouver and Prince Rupert ports, and also the Seattle port, which enable us to serve the very large Canadian and U.S. Midwest markets quickly and efficiently, while also avoiding the highly congested ports of Long Beach and Oakland and using the similarly congested Los Angeles port only for our ZEX and ZX2 services. Our strategic relationships in these markets with Canadian National Railway Company (“CN”), a rail operator, and with the 2M Alliance have allowed us to obtain competitive rates and provide consistent, high quality service to our customers. We operate four vessels with capacities of 8,500 TEUs serving two lines within the PNW, with access to nine additional vessels operated by members of the 2M Alliance.

In addition, for the trade between Asia and Pacific South West Coast (PSW), we recently launched a unique expedited PSW service focusing on e-Commerce between South China and Los Angeles (ZEX).

Asia-U.S. All-Water service. With respect to the Asia-U.S. east coast trade, “all-water” refers to trade between Asia and the U.S. east coast and Gulf Coast using marine transportation only, via the Suez or Panama Canal. Within our cooperation with the 2M, we operate across seven services: five to USEC and two to the USGC.

We intend to continue to expand our presence in the all-water trade by, among other things, acquiring or chartering-in larger vessels or entering into operational partnerships with other leading liner companies.

As of December 31, 2020, we offered ten services in the Pacific geographic trade zone, which had an effective weekly capacity of 21,650 TEUs and covered all major international shipping ports in the Transpacific trade. Our services in the Pacific geographic trade zone accounted for 53% of our freight revenues from containerized cargo for the year ended December 31, 2020.

Cross-Suez geographic trade zone

The Cross-Suez geographic trade zone serves the Asia-Europe trade, which covers trade between Asia and Europe (including the Indian sub-continent) through the Suez Canal, primarily focusing on the Asia- Black Sea/East Mediterranean Sea sub-trade, which is one of our key strategic zones. This trade is characterized by intense competition and we have undertaken several initiatives to help us remain competitive within it.

As of March 2019, we extended our cooperation with the 2M Alliance to include this sector and we operate by a slot charter agreement on two services from Asia to the East Mediterranean. In addition, in October 2018, we purchased slots from MSC on two lines in India-East Mediterranean trade.

As of December 31, 2020, we offered four services in the Cross-Suez geographic trade zone, which had an effective weekly capacity of 4,967 TEUs and covered all major international shipping ports in the East Mediterranean, the Black Sea, China, East and Southeast Asia and India. The Cross-Suez geographic trade zone accounted for 11% of our freight revenues from containerized cargo for the year ended December 31, 2020.

Atlantic-Europe geographic trade zone

The Atlantic-Europe geographic trade zone serves the Atlantic trade, which covers trade between North America and the Mediterranean, along with Intra-Europe/Mediterranean trade. Our services within this geographic trade zone also connect to Intra-Mediterranean and Intra-America regional feeder lines which provide onward connections to additional ports. Since 2014, we have had a cooperation agreement with Hapag-Lloyd and other companies in our Atlantic services. In addition, in the Intra-Europe/Mediterranean trade, we have cooperation agreements with MSC and COSCO.

As of December 31, 2020, we offered 11 services within this geographic trade zone, with an effective weekly capacity of 9,371 TEUs, covering major international shipping ports in the East and West Mediterranean, the Black Sea, Northern Europe, the Caribbean, the Gulf of Mexico, and the east and west coasts of North America. The Atlantic-Europe geographic trade zone accounted for 17% of our freight revenues from containerized cargo for the year ended December 31, 2020.

Intra-Asia geographic trade zone

The Intra-Asia and Asia-Africa geographic trade zone serves the Intra-Asia trade, which covers trade within regional ports in Asia, including ISC (Indian sub-continent), West and South Africa. The Intra-Asia geographic trade zone accounted for 13% of our freight revenues from containerized cargo for the year ended December 31, 2020. Our services within this geographic trade zone feed into the global lines of the Pacific and Cross-Suez trades. This geographic trade zone is characterized by extensive structural changes that we have made to respond to changes in trade and market conditions.

The Intra-Asia market is highly fragmented with many active carriers, all with relatively small market shares. Local shipping companies have a significant presence within this trade, which is primarily serviced by relatively small vessels. However, larger vessels that operate in the intercontinental trade also serve this trade and call at ports within the region. We have cooperation agreements with a number of other shipping companies within this trade.

According to Container Trades Statistics, demand in this trade has been increasing for the last several years and is expected to continue to grow in the near-term. Such demand is due, among other things, to the relatively low cost of labor in the area and its proximity to developing economies with high growth rates, which incentivizes the manufacturing of finished products for export and trades in unfinished products passing between countries before their final passage to other trades via long-distance trade.

We have recently launched two unique expedited services enabling expanded reach and additional destinations to our customers on the trade between Asia and Australia.

As of December 31, 2020, we offered 35 services within this geographic trade zone with an effective weekly capacity of 16,930 TEUs. Our services within this geographic trade zone cover major regional ports, including those in China, Korea, Thailand, Vietnam and other ports in South East Asia, India, South and West Africa, Thailand and Vietnam, and connect to shipping lines within our Cross-Suez and Pacific geographic trade zones.

Latin America geographic trade zone

The Latin America geographic trade zone consists of the Intra-America trade, which covers trade within regional ports in the Americas, as well as trade between the South American east coast and Asia and trade between the South American east coast and West Mediterranean. The regional services within this geographic trade zone are linked to our Pacific and Atlantic-Europe geographic trade zones. We cooperate with other carriers within the regional services and, in the Asia-East Coast South America and Mediterranean- East Coast South America sub-trades, mostly by slots purchase.

As of December 31, 2020, we offered nine services within this geographic trade zone as well as a complementary feeder network with an effective weekly capacity of 2,795 TEUs and operated between major regional ports, including ports in Brazil, Argentina, Uruguay, the Caribbean, Central America, China, U.S. Gulf Coast, U.S. east coast and the West Mediterranean, and connect to our Pacific and Atlantic- Europe services. The Latin America geographic trade zone accounted for 6% of our freight revenues from containerized cargo for the year ended December 31, 2020.

Types of cargo

The following table sets forth details of the types of cargo we shipped during the nine months ended December 31, 2020 as well as the related quantities and volume of containers (owned and leased).

Type of Container	Type of Cargo	Quantity	TEUs
Dry van containers	Most general cargo, including commodities in bundles, cartons, boxes, loose cargo, bulk cargo and furniture	1,563,218	2,162,156
Reefer containers	Temperature controlled cargo, including pharmaceuticals, electronics and perishable cargo	82,951	164,712
Other specialized containers	Heavy cargo and goods of excess height and/or width, such as machinery, vehicles and building	50,722	63,684
		1,696,891	2,840,552

Specialized cargo

We offer specialized shipping solutions through a dedicated team of supply chain experts that designs tailor-made solutions for our customers’ specific transportation needs, issues approvals and documentation, arranges for insurance and provides other logistics services for all kinds of specialized cargo, including:

•	Out-of-gauge cargo. Cargo that is over-weight, over-height, over-length and/or over-width can present many challenges and issues relating to proper stowage, securing and handling. We maintain our containers to the highest standards and offer premium third-party services relating to these particular challenges.

•	Reefer cargo. Reefer cargo includes perishable goods, pharmaceuticals and electronics. Our reefer specialists and merchant marine officers ensure the safe transport of reefer cargo with precise tracking and continuous monitoring throughout the cold chain.

At the end of 2015, we launched ZIMonitor, our premium reefer cargo tracking service. ZIMonitor is a device attached to the engine of the reefer, and allows customers to track, monitor and remotely control sensitive, high-value cargo, such as pharmaceuticals, food and delicate electronics. The device monitors, among other things, GPS location, temperature, humidity and unnecessary container door opening. Customers can opt to receive alerts regarding their shipment via text message or email. ZIMonitor is designed to comply with the good distribution practice guidelines (GDP), which are applicable to the pharmaceutical industry, and to provide ongoing data flow, alerts in order to prevent cargo damage and automatic reports. Customers are also able to view their cargo status online on our designated MyZim application. In addition, we employ a 24/7 dedicated response team to promptly respond to hundreds of alerts daily.

•	Dangerous and hazardous, or D&H, cargo. We specialize in carrying D&H shipments safely in accordance with all applicable local and international rules and regulations. We ship a wide array of D&H cargo, from ammunition to gasoline to radioactive isotopes, and we employ dedicated teams of specialists in six offices around the world who are specially trained to guide our customers through every stage of transporting D&H cargo. We have also developed and implemented ZIMGuard, an innovative artificial intelligence-based screening software to detect and identify incidents of misdeclared hazardous cargo before loading to vessel.

Our vessel fleet

As of December 31, 2020, our fleet included 87 vessels (85 cargo vessels and two vehicle transport vessels), of which one vessel is owned by us and 86 vessels are chartered-in (including 57 vessels accounted as right-of-use assets under the lease accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements). As of December 31, 2020, our fleet (including both owned and chartered vessels) had a capacity of 374,636 TEUs. The average size of our vessels is approximately 4,400 TEUs, compared to an industry average of 4,449 TEUs.

We charter-in vessels under charter party agreements for varying periods. With the exception of those vessels for which charter rates were set in connection with our 2014 restructuring, our charter rates are fixed at the time of entry into the charter party agreement and depend upon market conditions existing at that time. As of December 31, 2020, 81 of our vessels are under a “time charter,” which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee, with the crewing and technical operation of the vessel handled by its owner, including 8 vessels chartered-in under a time charter from a related party and 5 vessels chartered-in under a “bareboat charter,” which consists of chartering a vessel for a given period of time against a charter fee, with the operation of the vessel being handled by us. Subject to any restrictions in the applicable arrangement, we determine the type and quantity of cargo to be carried as well as the ports of loading and discharging. Our vessels operate worldwide within the trading limits imposed by our insurance terms. The average duration of our charter party agreements is approximately 15 months. Our charter party agreements are predominately short-term in duration, which supports a flexible cost structure and enables us to meet changing demands and opportunities in the market. Our fleet is comprised of vessels of various sizes, ranging from less than 1,000 TEUs to 12,000 TEUs, which allows for flexible deployment in terms of port access and is optimally suited for deployment in the sub-trades in which we operate. In effort to respond to increased demand for container shipping services globally, between December 31, 2020 and February 28, 2021, we chartered-in additional 11 vessels (net, not including vessels pending delivery). We deployed 6 of these vessels in our new express ZEX and ZX2 services. As of February 28, 2021, our fleet included 98 vessels (95 cargo vessels and three vehicle transport vessels), of which one vessel is owned by us and 97 vessels are chartered-in (including four vessels accounted under sale and leaseback refinancing agreements), and had a capacity of 416,844 TEUs. Further, as of February 28, 2021, approximately 50% of our chartered-in vessels are under short-term leases with a remaining charter duration of less than one year, as we continue to actively manage our asset mix.

The following table provides summary information, as of December 31, 2020, about our fleet:

	Number	Capacity (TEU)	Other Vessels	Total(1)
Vessels owned by us	1	4,992	-	1
Vessels chartered from parties related to us
Periods up to 1 year (from December 31, 2020)	3	6,359	1	4
Periods between 1 to 5 years (from December 31, 2020)	4	16,601	-	4
Periods over 5 years (from December 31, 2020)	-	-	-	-
Vessels chartered from third parties(2)
Periods up to 1 year (from December 31, 2020)	43	181,174	1	44
Periods between 1 to 5 years (from December 31, 2020)	32	145,386	-	32
Periods over 5 years (from December 31, 2020)	2	20,124	-	2
Total(3)	85	374,636	2	87

(1)	Includes 57 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16.

(2)	Includes 4 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16 and four vessels accounted under sale and leaseback refinancing agreements.

(3)	Between January 1, 2020 and February 28, 2021, we chartered in an additional 11 vessels (net, not including vessels pending delivery). As of February 28, 2021, our fleet included 98 vessels (95 cargo vessels and three vehicle transport vessels), of which one vessel is owned by us and 97 vessels are chartered-in, and had a capacity of 416,844 TEUs. In addition, in February 2021 we and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU LNG dual fuel container vessels. See “- Strategic Chartering Agreement for LNG-Fueled Vessels from Seaspan Corporation”

(4)	Under our time charters, the vessel owner is responsible for operational costs and technical management of the vessel, such as crew, maintenance and repairs including periodic drydocking, cleaning and painting and maintenance work required by regulations, and certain insurance costs. Transport expenses such as bunker and port canal costs are borne by us. For any vessel that we own or charter under “bareboat” terms, we provide our own operational and technical management services. Our operational management services include the chartering-in, sale and purchase of vessels and accounting services, while our technical management services include, among others, selecting, engaging, and training competent personnel to supervise the maintenance and general efficiency of our vessels; arranging and supervising the maintenance, drydockings, repairs, alterations and upkeep of our vessels in accordance with the standards developed by us, the requirements and recommendations of each vessel’s classification society, and relevant international regulations and maintaining necessary certifications and ensuring that our vessels comply with the law of their flag state.

Strategic Chartering Agreement for LNG-Fueled Vessels from Seaspan Corporation

In February 2021 we and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels, intended to be delivered between February 2023 and January 2024. Pursuant to the agreement, we will charter the vessels for a period of 12 years and have secured an option to later elect a charter period of 15 years to be applied to all chartered vessels. Additionally, we expect to incur between $16 million and $20 million in annualized charter hire costs per vessel over the term of the agreement. Our total cost during the term of the agreement will depend on the charter period and the initial payment we select to pay. We were further granted by Seaspan a right of first refusal to purchase the chartered vessels should Seaspan choose to sell them during the charter period, and an option to purchase the vessels at the end of the charter term. We intend to deploy these vessels on our Asia-US East Coast Trade as an enhancement to our service on this strategic trade.

Our containers

In addition to the vessels that we own and charter, we own and charter a significant number of shipping containers. As of December 31, 2020, we held 439,000 container units with a total capacity of 741,000 TEUs, of which 11% were owned by us and 89% were leased (including 79% accounted as right-of- use assets). In some cases, the terms of our leases provide that we will have the option to purchase the container at the end of the lease term.

Container fleet management

We aim to reposition empty containers in the most cost-efficient way in order to minimize our overall empty container moves and container fleet while meeting demand. Due to a natural imbalance in demand between trade areas, we seek to optimize our container fleet by repositioning empty containers at minimum cost in order to timely and efficiently meet our customers’ demands. Our global logistics team oversees the internal management of empty containers and equipment to support this optimization effort. In addition to repairing and maintaining our container fleet, our logistics team continuously optimizes the flow of empty containers based on commercial demands and operational constraints. Below is a summary of our logistics initiatives relating to container fleet management:

•	Slot swap agreements. We enter into agreements with other carriers for the exchange of vessel space, or “slots.” Each carrier continues to operate its own line, while also having access to slots on the other carrier’s line. We believe we are a market leader in developing the slot swap market in the container shipping industry. We currently have slot swap agreements with 12 other carriers.

•	Slot sale agreements. We sell slots on board our vessels to transport empty, shipper-owned containers.

•	One-way container lease. We use leasing companies and other shipping liners’ empty containers to move cargo from locations with increased demand to over-supplied locations. We are a global leader in one-way container volumes.

•	Equipment sub-leases. We lease our equipment to other carriers and freight forwarders in order to reduce our container repositioning and evacuation costs.

We believe that through these initiatives, we are able to minimize costs associated with natural trade imbalances, increase the utilization of our vessels, and reliably supply our customers with empty containers where and when they are needed.

Our operational partnerships

We are party to a large number of cooperation agreements with other shipping companies and alliances, which generally provide for the joint operation of shipping services by vessel sharing agreements, the exchange of capacity and the sale or purchase of slots on vessels operated by other shipping companies. We do not participate in any alliances, which are agreements between two or more container shipping companies that govern the sharing of a vessel’s capacity and other operational matters across multiple trades, although we do partner with the 2M Alliance on a number of trades, as described below. By not participating in alliances and focusing instead on cooperation agreements, we are able to capture many of the benefits of alliance membership while retaining a higher degree of strategic flexibility than is typically afforded to alliance members. Our cooperation agreements provide us with access to a wider coverage of ports and specialized lines, which enables us to improve our transit times and reduce operational expenses and repositioning costs.

Strategic Cooperation Agreement with the 2M Alliance

In September 2018, we entered into a strategic operational cooperation agreement with the 2M Alliance in the Asia-USEC trade zone, which includes a joint network of five lines operated by us and by the 2M Alliance. The term of the strategic cooperation is seven years. The strategic cooperation includes the creation of a joint network of five loops between Asia and USEC, out of which one is operated by us and four are operated by the 2M Alliance. In addition, we and the 2M Alliance are permitted to swap slots on all five loops under the agreement and we may purchase additional slots in order to meet total demand in these trades. This strategic cooperation with the 2M Alliance enables us to provide our customers with improved port coverage and transit time, while generating cost efficiencies. In March 2019, we entered into a second strategic cooperation agreement with the 2M Alliance, which included a combination of vessel sharing, slot exchange and purchase, and covers two additional trade zones: Asia-East Mediterranean and Asia-American Pacific Northwest. This cooperation agreement offers four dedicated lines with extensive port coverage and premium service levels. In August 2019, we launched two new U.S.-Gulf Coast direct services with the 2M Alliance. At the end of 2020 we further upsized two joint services by utilizing larger vessels on the Asia U.S. Gulf Coast service and the Asia-U.S. East Coast service and in March 2021 we announced our intention to launch in early May 2021 a new joint service line connecting from Yantian and Vietnam to U.S. South Atlantic ports via Panama Canal. Pursuant to our agreement with the 2M Alliance, commencing June 1, 2021, we and the 2M Alliance will discuss possible amendments to the agreement that would govern the next phase of our cooperation. If we fail to mutually agree on the terms for a continuation of the strategic operational cooperation, any party may terminate the agreement prior to December 1, 2021, and such termination would occur on April 1, 2022. The agreement is otherwise subject to termination upon certain occurrences, including, for instance, a change of control or insolvency of one of the parties.

The table below shows our operational partners by geographic trade zone as of December 31, 2020:

Geographic trade zone
Partner	Pacific	Cross-Suez	Intra-Asia	Atlantic-Europe	Latin America
A.P. Moller-Maersk(1)	✓	✓	✓		✓
Mediterranean Shipping Company(1)	✓	✓		✓	✓
CMA CGM S.A.			✓
Evergreen Marine Corporation			✓
Hapag-Lloyd AG(2)				✓	✓
China Ocean Shipping Company			✓	✓
American President Lines Ltd.			✓
ONE			✓
Orient Overseas Container Line Limited			✓
Yang Ming Marine Transport Corporation(2)			✓	✓
Hyundai Merchant Marine Co., Ltd.			✓
Others			✓	✓	✓

(1)	Our cooperation with Maersk and MSC is under the 2M Alliance framework. However, in the Cross- Suez trade, Atlantic and Latin America we also have a separate bilateral cooperation agreement with MSC, as well as a separate bilateral cooperation agreement with Maersk and in the Latin America and Intra Asia trades.

(2)	With respect to the Atlantic-Europe trade, we have a swap agreement with some of THE Alliance members: Hapag-Lloyd and Yang Ming, supporting ZIM loadings on THE Alliance service on this trade. ZIM also has a separate bilateral agreement in respect of the Atlantic-Europe trade with Hapag-Lloyd.

Our customers

We believe that as one of the oldest cargo shipping companies in the world, our extensive experience, our consistent track record of stable operations and our reputation for reliability and efficiency enable us to retain our existing customers and attract new customers.

In 2020, we had more than 30,080 customers using our services on a non-consolidated basis. Our customer base is well-diversified and we do not depend upon any single customer for a material portion of our revenue. For the twelve months ended December 31, 2020, no single customer represented more than 5% of our revenues. Additionally, our customers have maintained a high degree of retention and loyalty to our businesses. For the second year in a row, we scored 85 on the Customer Loyalty Index in the Yearly Customer Experience Survey conducted by Ipsos (the third largest global market research company), which is above the worldwide average score of 78. We were also ranked the most customer-centric carrier among 13 carriers by Ipsos in its Brand Positioning Benchmark Survey for 2020. All of our 10 largest customers by revenue have been doing business with us for more than 10 years, and six of these customers have been doing business with us for more than 25 years. Six of our largest 10 customers by revenue in the fiscal year ended December 31, 2020 have been in the top 10 in each year since 2017. Our customers include blue chip companies as well as a growing customer base of small- and medium-sized enterprises.

We intend to continue to strengthen our relationships with our key customers and to increase our direct sales to small- and medium-sized enterprises, or SMEs, which we define as customers that ship up to 100 TEUs annually. For the twelve months ended December 31, 2020 and 2019, SMEs represented 11% in both periods, of aggregate carried volume worldwide. We believe this large and growing segment of the cargo shipping market represents a significant growth opportunity for us within certain of the jurisdictions in which we operate, including the United States, Canada, China, India, Israel, Spain and Italy.

Our customers are divided into “end-users,” including exporters and importers, and “freight forwarders.” Exporters include a wide range of enterprises, from global manufacturers to small family-owned businesses that may ship just a few TEUs each year. Importers are usually the direct purchasers of goods from exporters, but may also comprise sales or distribution agents and may or may not receive the containerized goods at the final point of delivery. Freight forwarders are non-vessel operating common carriers that assemble cargo from customers for forwarding through a shipping company. We believe that a diverse mix of cargo from both end-users and freight forwarders ensures optimal vessel utilization. End-users generally have long-term commitments that facilitate planning for future volumes, which results in high entry barriers for competing carriers due to customer loyalty. Freight forwarders have short-term contracts at renegotiated rates. As a result, entry barriers are low for competing carriers for this customer base. Our relationships with large end-users give us better visibility on future cargo shipping transport volumes while our relationships with large freight forwarders, which generate cargo in many locations worldwide, help us to optimize our trade flows.

During the last five years, end-users have constituted approximately 39% of our customers in terms of TEUs carried, and the remainder of our customers were freight forwarders. Our contracts with customers are typically for a fixed term of one year for the Pacific trade. Our contracts with customers in our other trades typically do not have fixed terms. Our contracts with customers may be for a certain voyage or period of time and typically do not include exclusivity clauses in our favor. Our customer mix varies within each of the markets in which we operate, as we tailor our sales and marketing strategies to the unique conditions of each specific market.

For the years ended December 31, 2020, 2019 and 2018, our five largest customers in the aggregate accounted for approximately 10%, 9% and 9% of our freight revenues and related services, respectively, and 7% of our TEUs carried for each year.

Global Sales

Over the last 12 months, we employed 18 full-time sales professionals in our headquarters in Haifa, Israel, and approximately 740 sales personnel worldwide (including in Israel). Our sales force is organized by customer type and supported by data-driven analytics to better understand our customers and better address their needs while maintaining desired profitability levels. We currently manage over 90% of our business on our unified information technology platform (CRM), which supports all our business processes. Operating on this unified platform enables our sales teams to quickly and consistently deliver solutions to our customers. In addition, for the year ended December 31, 2020 and 2019, approximately 85% and 72%, respectively, of transactions with our customers were completed via an e-commerce platform, which reduces the error rate and costs associated with correcting errors. We have transformed our sales processes in more than 20 of the key markets in which we operate, to ensure alignment between all the sales initiatives and take our global sales a step forward. Each customer is assigned to a member of our sales team to serve as a single point of contact for all the customer’s specific shipping needs.

Our sales teams are motivated by the operational and commercial targets we set for each specific country. We believe that our global network of services and the local presence of our offices and agencies around the world enable us to develop direct customer relationships, maintain a positive buying experience and increase the number of repeat customers. Our internal marketing team complements our external sales efforts by providing training and support materials, such as marketing kits and question-and-answer documents, and ensuring the consistency of our brand messaging in our direct marketing, publicity, digital media and social media channels.

We have dedicated strategic accounts teams located in our headquarters in Haifa, supported by regional teams, working directly with our strategic accounts, such as international freight forwarders and end- users (BCOs). Our sales team in our headquarters works directly with sales executives in either owned, partially owned or contracted local agencies which perform our primary sales and marketing functions and manage customer relationships on a day-to-day basis.

We also employ specially trained and experienced sales experts for each type of specialized cargo we carry, who are available to consult our customers on the practical and regulatory requirements of shipping their cargo.

Global Customer service

As of December 31, 2020, we employed 29 full-time service professionals, of which 22 are located in our headquarters in Haifa and seven are located worldwide, supported by three regional teams, leading and guiding our eight worldwide customer service teams, reaching approximately 1,000 customer service representative and managers.

In the last three years, we have been focusing on implementing a new unified holistic program called SmartCS, a unified organizational structure, working methodology and best practice processes, supported by an advanced IT infrastructure and tools for better managing our customers’ experience across our customer service units worldwide. SmartCS’ main building blocks are: a CRM system, providing a 360 degree view of all customer interactions; a knowledge management system, enabling a professional and quick resolution to all customer queries; soft skills trainings; a defined set of strict ‘best in class’ KPIs; and a variety of ongoing & periodic surveys to reflect actual customer feedback. As of December 31, 2020, implementation coverage reached approximately 70% of our business volume and is targeted to reach above 80% by end of 2021.

We have also been investing significantly in a digital transformation to use technology in order to transform the way we think, act, and perform, making it easier for our customers to do business with us. Main platforms and services introduced in the last three years include: a new company website, which is designed for any device, supports multiple languages, and includes dynamic service maps, local news and updates, live chat, reaching more than approximately 500,000 unique visitors per month; myZIM Customer Personal Area, which provides our customers with a more efficient and convenient way to manage all of their shipments under one digital platform and easily access documentation, online draft bill of lading as well print bill of lading, proactive personal notifications, reaching over 4,500 registered customers; eZIM, a fast and easy way to directly submit eBooking & eShipping Instructions, supported by live chat; eZQuote, which provides instant quoting, fixed price and guaranteed equipment and space, allowing customers to receive instant quotes with a fixed price and guaranteed terms; Lead-to-Agreement, a system that manages all of our commercial agreements and streamlines communications between our geographic trade zones, sales force and customers; Dynamic Pricing, an analytical engine that defines the optimal pricing for spot transactions, assisting us in increasing profitability margins; Commercial Excellence, an advanced cloud based analytical tool that assists our geographic trade zones in focusing on more profitable customers in specific trades; “Hive”, a yield management platform which enables instant cargo selection and booking acceptance based on defined business rules, while providing geographic trade zones with live view and interactive control over forecasts, booking acceptances and equipment releases, maximizing the profitability of each voyage and improving response time to our customers; and ZIMapp, a complementary digital gateway service that allows easy access to both ZIM.com and myZIM, anywhere and anytime. All platforms & services are “Powered By Our Customers”, an innovative approach supported by a working methodology in which customers are taking an active part in designing our digital experience for customers by customers.

Suppliers

Vessel owners

As of December 31, 2020, we have contractual agreements to charter-in approximately 98.7% of our TEU capacity and 98.9% of the vessels in our fleet. Access to chartered-in vessels of varying capacities, as appropriate for each of the trades in which we operate, is necessary for the operation of our business. We have been able to contract for sufficient capacity in the past five years. See “Item 3.D - Risk factors — We charter-in substantially all of our fleet, with the majority of charters being less than a year, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.”

Port operators

We have Terminal Services Agreements (TSAs) with terminal operators and contractual arrangements with other relevant vendors to conduct cargo operations in the various ports and terminals that we use around the world. Access to terminal facilities in each port is necessary for the operation of our business. We have been able to contract for sufficient capacity at appropriate terminal facilities in the past five years.

Bunker suppliers

We have contractual agreements to purchase approximately 80-90% of our annual bunker estimated requirements with suppliers at various ports around the world. We have been able to secure sufficient bunker supply under contract or on a spot basis.

Land transportation providers

We have services agreements with third-party land transportation providers, including providers of rail, truck and river barge transport. We have entered into a rail services agreement with CN for land transportation of our shipments destined for Canada and the United States via Vancouver and Halifax, Canada.

Information and communication systems

The ability to process information accurately and quickly is fundamental to our position in the cargo shipping industry, which is characterized by constant movement of millions of individual items across a global network of sea and inland routes. Our information and communication systems are key operational and management assets which support many of our units, including shipping agencies, individual lines and various head office departments. With a primary data center in Europe and back-up data center in Israel, our information and communication systems enable us to monitor our vessels and containers, coordinate shipping schedules, manage the loading of containers onto vessels and plan transportation schedules. We also rely on our information and communication systems to support back-office activities, such as processing cargo bookings, generating bills of lading and cargo manifests, expediting customs clearance, and facilitating equipment control and the planning and management of inter-modal transportation, as well as financial and human resources activities. See Item 3.D. “Risk factors — We face risks relating to our information technology and communication system.”

Unified platform. Our proprietary information technology platform AgenTeam, as well as Agent Cloud and IQship for local agencies, supports our business processes throughout the supply chain. AgenTeam, Agent Cloud and IQship have been installed in 89 countries, and we currently manage more than 99% of our business on this platform.

Business intelligence. Additionally, we use our platform to respond quickly to changes in demand in each of our shipping lines by providing information to our shipping agencies and area managers relating to the value, volume and mix of cargo on a particular voyage or vessel. Accurate and timely information on the value, volume and mix of cargo also helps us to analyze the efficiency of our fleet deployment, capacity utilization, demand and supply in different services and shipping lines, based on which we refine the positioning of vessels and containers to reduce imbalances between outgoing voyages from a point of origin and return voyages. See “— Our Customers — Customer Service.”

Data analysis. Moreover, we have a dedicated team of 25 business intelligence analysts who monitor and analyze an average of 7 terabytes of data per month relating to our key performance indicators, which helps, among others, our sales force target more profitable customers. We also analyze operating expenses by calculating the standard cost of each activity that affects our operating expenses either directly or indirectly and monitoring items such as fuel consumption, vessel charter hire rates, expenses incidental to cargo handling and port expenses for each vessel or voyage. This, in turn, enables us to identify opportunities to implement efficiency measures and improve margins using up-to-date operational data, including monthly financial results and expenses incurred for each voyage, routes, mileage information and other key performance indicators.

Customer support. Further, through our website, we enable our customers to monitor the movement of their cargo on our vessels from the cargo’s point of origin through various ports and inter-modal transportation to its final destination. We offer customers automated data interchange for shipment information and invoicing, while also offering customers information relating to schedules, pricing, lines of service and other data to allow them to plan and book transactions directly with us. In addition, our information and communication systems allow us to prepare and transmit bills of lading more efficiently and enables shipping agencies to respond to individual customer needs quickly. We believe that by supporting our customers’ supply chain management, our information and communication systems can strengthen our customer service capabilities.

Sustainability and Focus on ESG

Through our core value of sustainability, we aim to uphold and advance a set of principles regarding Ethical, Social and Environmental concerns. Our goal is to work resolutely to eliminate corruption risks, promote diversity among our teams and continuously reduce the environmental impact of our operations, both at sea and onshore. In particular, our vessels are in full compliance with materials and waste treatment regulations, including full compliance with the IMO 2020 Regulations, and our fuel consumption and CO2 emissions per TEU have decreased significantly in recent years. In addition to actively working to reduce accidents and security risks in our operations, we also endeavor to eliminate corruption risks as a member of the Maritime AntiCorruption Network, with a vision of a maritime industry that enables fair trade. We also foster quality throughout the service chain, by selectively working with qualified partners to advance our business interests. Finally, we promote diversity among our teams, with a focus on developing high-quality training courses for all employees. As we continue to grow, sustainability will remain as a core value.

Competition

We compete with a large number of global, regional and niche shipping companies to provide transport services to customers worldwide. In each of our key trades, we compete primarily with global shipping companies. The market is significantly concentrated with the top three carriers — A.P. Moller-Maersk Line, MSC and COSCO — accounting for approximately 45% of global capacity, and the remaining carriers together contributing less than 55% of global capacity as of February 2021, according to Alphaliner. As of February 2021, we controlled approximately 1.6% of the global cargo shipping capacity and ranked 10th among shipping carriers globally in terms of TEU operated capacity, according to Alphaliner. See “Item 3.D Risk factors — The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect our market position and financial performance.”

In addition to the large global carriers, regional carriers generally focus on a number of smaller routes within a regional market and typically offer services to a wider range of ports within a particular market as compared to global carriers. Niche carriers are similar to regional carriers but tend to be even smaller in terms of capacity and the number and size of the markets in which they operate. Niche carriers often provide an intra-regional service, focusing on ports and services that are not served by global carriers.

We believe that the cargo shipping industry is characterized by the significant time and capital required to develop the operating expertise and professional reputation necessary to obtain and retain customers. We believe that our development of a large fleet with varying TEU capacities has enhanced our relationship with our principal customers by enabling them to serve the East-West, North-South and Intra-regional shipping lines efficiently, while enabling us to operate in the different rate environments prevailing for those routes. We also believe that our focus on customer service and reliability enhances our relationships with our customers and improves customer loyalty. Additionally, we believe that our global deployment of services and presence through local agencies, both in our key trades and in our niche trades, is a competitive advantage. In addition, we operate transshipment hubs in trades, allowing us access to those zones while providing rapid and competitive services.

Risk of loss and liability insurance

General

The operation of any vessel includes risks such as mechanical failure, collision, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, as well as other liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990, or OPA 90, which imposes under certain circumstances, unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the U.S. market.

We maintain hull and machinery and war risks insurance for our fleet to cover normal risks in our operations and in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance up to the maximum insurable limit available at any given time. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

Protection and indemnity insurance

Protection and indemnity insurance is usually provided by protection and indemnity, or P&I, clubs and covers third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

The respective owners of the vessels that we charter-in maintain insurance on those vessels, and we maintain charter liability insurance with a limit of $750 million per incident, as the charterer’s activity typically consists of a much lower exposure than that of the owner. We also hold an excess policy provided by Lloyd’s underwriters of up to $100 million in excess of $750 million per incident for our chartered-in vessels. For five vessels, we have special joint insurance coverage with the owners where we maintain charterers’ liability insurance with a limit of $350 million per incident. For these vessels, we also hold an excess policy provided by Lloyd’s underwriters of up to $400 million in excess of $350 million per incident, and another excess policy provided by Lloyd’s underwriters of up to $100 million in excess of $750 million per incident.

Our protection and indemnity insurance is provided by several P&I clubs that are members of the International Group of P&I Clubs. The 13 P&I clubs that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I club is a form of mutual indemnity insurance.

Our maximum theoretical P&I insurance coverage for our own operated vessels is approximately $7 billion per vessel per incident, subject to a limit of $1 billion per vessel per incident for oil pollution, an aggregate limit of $23 billion per vessel per incident for passenger only and $3 billion per vessel per incident for passengers crew combined. war liabilities are covered in excess of the “insured value” of the specific vessel.

As a member of a P&I club, which is a member of the International Group, we will be subject to calls payable to the P&I club based on the International Group’s claim records as well as the claim records of all other members of the P&I club of which we are a member.

Regulatory Matters

Inspections, permits and authorizations

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities’ Port State Control (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), particularly terminal operators. Certain of these entities require us to obtain certain permits, licenses, financial assurances and certificates with respect to our vessels. The kinds of permits, licenses, financial assurances and certificates required depend upon several factors, including the cargo transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the type and age of the vessel. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels in one or more ports. We believe we have obtained all permits, licenses, financial assurances and certificates currently required to operate our vessels. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

Environmental and other regulations in the shipping industry

Government regulations and laws significantly affect the ownership and operation of our vessels. We are subject to international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered relating to the protection of the environment. Such requirements are subject to ongoing developments and amendments and relate to, among other things, the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, such as sulfur oxides, nitrogen oxides and the use of low-sulfur fuel or shore power voltage, and the remediation of contamination and liability for damages to natural resources. These laws and regulations include OPA 90, CERCLA, the CWA, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (CAA), and regulations adopted by the International Maritime Organization (IMO), including the International Convention for Prevention of Pollution from Ships (MARPOL), and the International Convention for Safety of Life at Sea (the SOLAS Convention), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with such requirements, where applicable, entails significant expense, including vessel modifications and implementation of certain operating procedures. If such costs are not covered by our insurance policies, we could be exposed to high costs in respect of environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could suffer substantive harm to our operations and goodwill to the extent that environmental damages are caused by our operations. We instruct the crews of our vessels on environmental requirements and we operate in accordance with procedures that are intended to ensure compliance with such requirements. We also insure our activities, where effective for us to do so, in order to hedge our environmental risks.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements for all vessels and may accelerate designating older vessels for sale throughout the cargo shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. For example, we are certified in accordance with ISO 14001-2004 (relating to environmental standards). We believe that the operation of our vessels is in substantial compliance with applicable environmental requirements and that our vessels have all material permits, licenses, certificates and other authorizations necessary for the conduct of our operations. However, because such requirements frequently change and may become increasingly more stringent, we cannot predict our ability to comply and the ultimate cost of complying with these requirements, or the impact of these requirements on the useful lives or resale value of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

Finally, we are subject, in connection with our international activities, to laws, directives, decisions and orders in various countries around the world that prohibit or restrict trade with certain countries, individuals and entities.

International Maritime Organization

Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, the IMO has adopted MARPOL, the SOLAS Convention, and the International Convention on Load Lines of 1966 (the LL Convention). MARPOL establishes numerous environmental standards including those relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997 and new emissions standards, titled IMO-2020, took effect on January 1, 2020.

In 2012, the IMO’s Marine Environmental Protection Committee (MEPC), adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (IBC Code). The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Conditional Assessment Scheme (CAS). These amendments became effective on October 1, 2014 and require compliance with the 2011 International Code of Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, which provides for enhanced inspection programs,

We may need to make certain financial expenditures to continue to comply with these amendments. We believe that our vessels are currently in compliance in all material respects with these requirements.

Air Emissions

On October 27, 2016, the MEPC agreed to implement the IMO 2020 Regulations, including a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.5%) starting January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (IAPP) Certificates from their flag states that specify sulfur content. Additionally, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with scrubbers which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs, in particular those related to the purchase of compliant fuel oil. Annex VI also provides for the establishment of special areas known as Emission Control Areas, or ECAs, where more stringent controls on sulfur and nitrogen emissions apply. Since January 1, 2015, ships operating within an ECA have not been permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. If new ECAs are approved by the IMO or other new or more stringent air emission requirements are adopted by the IMO or the jurisdictions where we operate, compliance with these requirements could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commenced on January 1, 2019.

The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (SEEMPS), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (EEDI). Under these measures, by 2025, all new ships built will be required to be 30% more energy efficient than those built in 2014.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial conditions.

Safety management system requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the LLMC) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in full compliance with SOLAS and LLMC standards.

Additionally, the operation of our vessels is based on the requirements set forth in the ISM Code. The ISM Code requires vessel managers to develop and maintain an extensive Safety Management System, or SMS, that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe vessel operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. No vessel can obtain a certificate unless the flag state has issued a document of compliance with the ISM Code to the vessel’s manger. Failure to comply with the ISM Code may lead to withdrawal of the permit to manage or operate the vessels, subject such party to increased liability, decrease or suspend available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Each of our vessels are ISM Code-certified.

Ballast water discharge requirements

In 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the BWM Convention). The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.

As of the entry into force date, all ships in international traffic are required to manage their ballast water and sediments to a certain standard according to a ship-specific ballast water management plan, maintain a record book of the ship’s discharge, intake and treatment of ballast water and (for ships over 400 gross tons) be issued a certificate by or on behalf of the flag state certifying that the ship carries out ballast water management in accordance with the BWM Convention. The MEPC adopted two ballast water management standards. The “D-1 standard” requires the exchange of ballast water in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged. The D-1 standard generally applies to all existing ships. The D-2 standard applies to all new ships, and for existing ships, becomes effective upon the ship’s first IOPP renewal survey on or after September 8, 2019 but no later than September 9, 2024. For most existing ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast water treatment requirements under the D-2 standard become mandatory pursuant to the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. The system specification requirements for trading in the U.S. have been formalized and we have been installing ballast water treatment systems on our vessels as their special survey deadlines come due.

The cost of each ballast water treatment system is approximately $0.4 million, primarily dependent on the size of the vessel.

Pollution control and liability requirements

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000 (the CLC). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents.

The IMO International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, when it enters into force, will provide for compensation to be paid to victims of accidents involving hazardous and noxious substances, or HNS. HNS are defined by reference to lists of substances included in various IMO conventions and codes and include oils, other liquid substances defined as noxious or dangerous, liquefied gases, liquid substances with a flashpoint not exceeding 60°C, dangerous, hazardous and harmful materials and substances carried in packaged form, solid bulk materials defined as possessing chemical hazards, and certain residues left by the previous carriage of HNS. This convention will introduce strict liability for the shipowner and a system of compulsory insurance and insurance certificates. This convention is still awaiting the requisite number of signatories in order to enter into force.

The IMO has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on vessel owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of vessels over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of petroleum carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction in which the events or damages occur. Vessels are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. P&I Clubs in the International Group issue the required Bunker Convention’s “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force in accordance with the Bunker Convention. In jurisdictions, such as the U.S. where the CLC or Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or strict liability.

United States requirements

OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade or operate within in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which include the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry bunker fuel in our vessels, making them subject to the requirements of OPA 90. The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges, of pollutants from their vessels, including bunkers. OPA 90 defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	net loss of taxes, royalties, rents, fees and or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•	net cost of increased or additional public services necessitated by removal activities following a discharge of pollutants, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

U.S. Coast Guard regulations limit OPA 90 liability. Effective November 21, 2019, the U.S. Coast Guard adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products whether on land or at sea. CERCLA contains a similar liability regime to OPA and imposes joint and several liability, without regard to fault, on the owner or operator of a vessel, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup, removal and remediation, as well as damages to injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, health assessments or health effects studies and governmental oversight costs. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances, such as cargo or residue, or the greater of $300 per gross ton or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

OPA 90 and CERCLA each preserves the right to recover damages under other existing laws, including maritime tort law. OPA 90 also contains statutory caps on liability and damages, which do not apply to direct clean-up costs. All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90 and CERCLA. Under the U.S. Coast Guard regulations, vessel owners and operators may evidence their financial responsibility by providing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital that exceeds the applicable amount of financial responsibility, measured in assets located in the United States against liabilities located anywhere in the world. We have received certificates of financial responsibility from the U.S. Coast Guard for each of the vessels in our fleet that calls U.S. waters.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA, and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We believe we are currently in compliance with all applicable state regulations in the ports where our vessels call.

For each of our vessels, we maintain oil pollution liability coverage insurance in the amount of $1 billion per vessel per incident. In addition, we carry hull and machinery and P&I insurance to cover the risks of fire and explosion. Although our vessels only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. Losses as a result of fire or explosion could also be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business or the results of our operations.

For additional information about our insurance policies, see “— Risk of loss and liability insurance.”

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or CGMTA, amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunker fuel, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. Each of the vessels in our fleet that calls U.S. waters has an approved response plan.

Other United States environmental initiatives

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters, unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency, or EPA, regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit, or VGP, authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The EPA regulates these discharges pursuant to VIDA, which was signed into law on December 4, 2018 and replaces the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under NISA, such as mid-ocean ballast exchange programs and installation of approved U.S. Coast Guard technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and U.S. Coast Guard regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. We have obtained coverage under the current version of the VGP for all of our vessels that call U.S. waters. We do not believe that any material costs associated with meeting the requirements under the VGP will be material.

In 2015, the EPA expanded the definition of “waters of the United States” (WOTUS), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019, and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” This rule, although already in effect, is currently subject to litigation challenges and its impact is therefore uncertain.

U.S. Coast Guard regulations adopted under NISA also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. Amendments to these regulations that became effective in June 2012 established maximum acceptable discharge limits for various invasive species and/or requirements for active treatment of ballast water. The U.S. Coast Guard ballast water standards are consistent with requirements under the BWM Convention.

The EPA has adopted standards under the CAA that pertain to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. If new or more stringent regulations relating to emissions from marine diesel engines or port operations by ocean-going vessels are adopted by the EPA or states, these requirements could require significant capital expenditures or otherwise increase the costs of our operations.

European Union requirements

The European Union has also adopted legislation that (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions, (2) obliges member states to inspect at least 25% of foreign vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment, (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings, and including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.

Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so-called Sox-Emission Control Area). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

Other regional requirements

The environmental protection regimes in certain other countries, such as Canada, resemble those of the United States. To the extent we operate in the territorial waters of such countries or enter their ports, our vessels would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our vessels and may entail significant expenditures on our part and may increase the costs of our operations. These requirements, however, would apply to the industry operating in those regions as a whole and would also affect our competitors.

We are also subject to Israeli regulation regarding, among other things, national security and the mandatory provision of our fleet, environmental and sea pollution, and the Israeli Shipping Law (Seamen) of 1973, which regulates matters concerning seamen, and the terms of their eligibility and work procedures.

Greenhouse gas regulation

Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but in June 2017, the U.S. President announced that the U.S. would withdraw from the Paris Agreement, which withdrawal became effective on November 4, 2020. On February 19, 2021, the U.S. officially rejoined the Paris Agreement.

International or multinational bodies or individual countries or jurisdictions may adopt climate change initiatives. For example, the U.S. Congress has from time to time considered adopting legislation to reduce greenhouse gas emissions and almost one-half of the states have already taken legal measures to reduce greenhouse gas emissions primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap-and-trade programs. Most cap-and-trade programs require major sources of emissions, such as electric power plants, and major producers of fuels, such as refineries and gas processing plants, to acquire or surrender emission allowances that correspond to their annual greenhouse gas emissions. The number of allowances available for purchase is reduced each year in an effort to achieve the overall greenhouse gas emission reduction goal. The adoption of legislation or regulatory programs to reduce greenhouse gas emissions, if and to the extent applicable to us, could increase our operating costs.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

The member states of the EU made a unilateral commitment to reduce by 2020 their 1990 levels of greenhouse gas emissions by 20%. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. In the U.S., the EPA has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources, and has issued standards designed to limit greenhouse gas emissions from both new and existing power plants and other stationary sources.

The EPA or individual U.S. states could enact environmental regulations that would affect our operations. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes and more frequent and intense weather events.

Occupational safety and health regulations

The Maritime Labour Convention, 2006, or MLC, consolidated most of the 70 existing International Labour Organization maritime labor instruments in a single modern, globally applicable, legal instrument, and became effective on August 20, 2013. The MLC establishes comprehensive minimum requirements for working conditions of seafarers including, conditions of employment, hours of work and rest, grievance and complaints procedures, accommodations, recreational facilities, food and catering, health protection, medical care, welfare and social security protection. The MLC also provides a new definition of seafarer that now includes all persons engaged in work on a vessel in addition to the vessel’s crew. Under the new definition, we may be responsible for proving that customer and contractor personnel aboard our vessels have contracts of employment that comply with the MLC requirements. We could also be responsible for salaries and/or benefits of third parties that board one of our vessels. The MLC requires certain vessels that engage in international trade to maintain a valid Maritime Labour Certificate issued by their flag administration. We have developed and implemented a fleet-wide action plan to comply with the MLC to the extent applicable to our vessels.

Vessel security regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of ship security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures; provided that such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our vessels.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, new marking, packing and classification requirements for dangerous goods, and new mandatory training requirements.

Amendments that took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including new provision regarding IMO type 9 tank, new abbreviations for segregations groups, and special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.

In November 2001, the U.S. Customs and Border Patrol established the Customs-Trade Partnership Against Terrorism (C-TPAT), a voluntary supply chain security program, which is focused on improving the security of private companies’ supply chains with respect to terrorism. We have been a member of C-TPAT since 2005.

Competition regulations

We have been, and continue to be, subject to investigations and party to legal proceedings relating to competition concerns. See Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report and Item 3.D “Risk Factors — We are subject to competition and antitrust regulations in the countries where we operate, and have been subject to antitrust investigations by competition authorities.”

United States

Our operations between the United States and non-U.S. ports are subject to the provisions of the U.S. Shipping Act of 1984, or the Shipping Act, which is administered by the Federal Maritime Commission (FMC). On October 16, 1998, the Ocean Shipping Reform Act of 1998 was enacted, amending the Shipping Act to promote the growth and development of U.S. exports through certain reforms in the regulation of ocean transportation. This legislation, in part, repealed the requirement that a common carrier or conference file tariffs with the FMC, replacing it with a requirement that tariffs be open to public inspection in an electronically available, automated tariff system. Furthermore, the legislation requires that only the essential terms of service contracts be published and made available to the public. Our operations involving U.S. ports are subject to FMC oversight under the Shipping Act and FMC regulatory requirements relating to carrier agreements, tariffs and service contracts, and certain “Prohibited Acts” under Section 10 of the Shipping Act. Violations of the requirements of the Shipping Act or FMC regulations are subject to civil penalties of up to $12,219 per non-willful violation and up to $61,098 per willful violation. Pursuant to the Federal Civil Penalties Inflation Adjustment Act Improvements Act of 2015, these civil penalties are subject to adjustments on an annual basis to reflect inflation.

European Union

Our operations involving the European Union are subject to E.U. competition rules, particularly Articles 101 and 102 of the Treaty on the Functioning of the European Union, as modified by the Treaty of Amsterdam and Lisbon. Article 101 generally prohibits and declares void any agreement or concerted actions among competitors that adversely affects competition. Article 102 prohibits the abuse of a dominant position held by one or more shipping companies. However, certain joint operation agreements in the shipping industry such as vessel sharing agreements and slot swap agreements are block exempted from certain prohibitions of Article 101 by Commission Regulation (EC) No 906/2009 as amended by Commission Regulation (EU) No 697/2014. This regulation permits joint operation of services among competitors under certain conditions, with the exception of price fixing, capacity and sales limitation and allocation of markets and customers, under certain conditions. The regulation was extended until May 2024.

Israel

Our operations in Israel are subject to Israeli competition rules, primarily the Israeli Economic Competition Law, 1988, or the Israeli Competition Law, and the regulations and guidelines thereunder. Under the Israeli Competition Law certain arrangements, known as “restrictive arrangements”, such as non- compete and exclusivity clauses, as well as other arrangements that may be deemed to undermine competition, such as “most-favored-nation” clauses, may create concerns under Israeli competition law and as such may require specific exemptions or approvals, and in certain cases they may be subject to “block exemptions” which automatically apply in the relevant circumstances. Our arrangements (agreements) and operations in Israel are reviewed on an ongoing basis in order to address this concern. Our cooperation with competitors is subject to the Israeli industry wide block exemption with respect to operational arrangements involving international transportation at sea, issued in 2012. Under this block exemption, sea carriers are permitted to enter into operational agreements such as VSAs, swap agreements or slot charter agreements, subject to the completion of a self-assessment confirming the satisfaction of the following conditions: (i) the restraints in the arrangement do not reduce competition in a considerable share of the market, or do not result in a substantial harm to competition in such market; (ii) the object of the arrangement is not the reduction or elimination of competition; and (iii) the arrangement does not include any restraints which are not necessary in order to fulfill its objectives. This block exemption is scheduled to expire in October 2022, and there is no assurance that it will be extended by the Israel Competition Authority.

In addition, the Israeli Competition Law sets specific limitations and restraints on entities who are defined as “monopolies” in Israel (namely entities holding a market share that is greater than 50% or entities with a significant market power). This matter too is reviewed by us on an ongoing basis and we do not think that our activities in Israel currently fall within the scope of the definition of a “monopoly”.

Generally, violations of the Israeli Competition Law may result in administrative fines and in severe cases also in criminal sanctions, all of which may apply to us or to officers and employees involved in such violations. Such violations may also serve as a basis for class actions and tort claims. In addition, agreements which violate the Israeli Competition Law may be declared void.

C.       Organizational structure

We were formed as a company in the State of Israel on June 7, 1945.

Our subsidiaries are organized under and subject to the laws of several countries. Please see Exhibit 8 to this Annual Report on Form 20-F for a listing of our subsidiaries.

D.       Property, plant and equipment

We are headquartered in Haifa, Israel and conduct business worldwide. We currently lease approximately 145,130 square feet of office space at 9 Andrei Sakharov Street, Matam, Haifa 3190500, Israel. The lease commenced in 2004 and will expire in May 2024.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global, asset-light container liner shipping company with leadership positions in niche markets where we believe we have distinct competitive advantages that allow us to maximize our market position and profitability. Founded in Israel in 1945, we are one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence. Moreover, we continuously seek to maximize operational efficiencies while increasing our profitability by leveraging our asset-light model and benefitting from a flexible cost structure. We have also developed a variety of digital tools to better understand our customers’ needs through careful analysis of data, including business and artificial intelligence.

As of December 31, 2020, we operated a global network of 69 weekly lines, calling at 307 ports in more than 80 countries. Our network is enhanced by cooperation agreements with other leading container liner companies and alliances, allowing us to maintain our independence while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Within our global network we offer tailored services, including land transportation and logistical services as well as specialized shipping solutions, including the transportation of out-of-gauge cargo, refrigerated cargo and dangerous and hazardous cargo. Our strong reputation and high-quality service offerings have drawn a loyal and diversified customer base. We have a highly diverse and global customer base of approximately 30,080 customers (which considers each of our customer entities separately, even if it is a subsidiary or branch of another customer) using our services, while, in 2020, our 10 largest customers represented approximately 16% of our freight revenues and our 50 largest customers represented approximately 34% of our freight revenues.

In the years ended December 31, 2020, 2019 and 2018, we carried 2,841 thousand, 2,821 thousand and 2,914 thousand TEUs for our customers worldwide, respectively. Additionally, in the years ended December 31, 2020, 2019 and 2018, our net income (loss) was $524.2 million, $(13.0) million and $(119.9) million, respectively, and our Adjusted EBITDA was $1,035.8 million, $385.9 million and $150.7 million, respectively. On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16; see “— Factors affecting comparability of financial position and results of operations — Adoption of IFRS 16” and Note 2(f) to our consolidated financial statements included elsewhere in this Annual Report.

Our ordinary shares have been listed on the New York Stock Exchange under the symbol “ZIM” since January 28, 2021.

Factors affecting our results of operations

Our results of operations are affected, among others, by the following factors:

Factors affecting our income from voyages and related services

Market Volatility. The container shipping industry is characterized in recent years by volatility in freight rates, charter rates and bunker prices, including significant uncertainties in the global trade, mainly due to U.S. related trade restrictions, particularly with China. Current market conditions impact positively with increased freight rates and recovery in volumes of trades. However, an adverse trend in such industry indicators (including any further potential implications of the COVID-19 pandemic) could negatively affect the entire industry. For more information on the risks related to the COVID-19 pandemic, see “Item 3.D Risk factors — The global COVID-19 pandemic has created significant business disruptions and adversely affected our business.”

Volume of cargo carried. The volume of cargo that we carry affects our income and profitability from voyages and related services and varies significantly between voyages that depart from, or return to, a port of origin. The vast majority of the containers we carry are either 20- or 40-foot containers. We measure our performance in terms of the volume of cargo we carry in a certain period in 20-foot equivalent units carried, or TEUs carried. Our management uses TEUs carried as one of the key parameters to evaluate our performance, used in real-time and take actions, to the extent possible, to improve performance.

Additionally, our management monitors TEUs carried from a longer-term perspective, to deploy the right capacity to meet expected market demand. Although the volume of cargo that we carry is principally a function of demand for container shipping services in each of our trade routes, it is also affected by factors such as:

•	our local shipping agencies’ effectiveness in capturing such demand;

•	our level of customer service, which affects our ability to retain and attract customers;

•	our ability to effectively deploy capacity to meet such demand;

•	our operating efficiency; and

•	our ability to establish and operate existing and new services in markets where there is growing demand.

The volume of cargo that we carry is also impacted by our participation in strategic alliances and other cooperation agreements. In periods of increased demand and increased volume of cargo, we adjust capacity by chartering-in additional vessels and containers and/or purchasing additional slots from partners, to the extent feasible. During these periods, increased competition for additional vessels and containers may increase our costs. We may deploy our capacity through additional vessels and containers in existing services, through new services that we operate independently or through the exchange of capacity with vessels operated by other shipping companies or other cooperative agreements. In periods of decreased volumes of cargo, we may adjust capacity to demand by electing to reduce our fleet size in order to reduce operating expenses mainly by redelivering chartered-in vessels and not renewing their charters, or by cancelling specific voyages (which are referred to as “blank sailings”). We may also elect to close existing services within, or exit entirely from, less attractive trades. As a substantial portion of our fleet is chartered-in, primarily for short-term periods of one year and less, we retain a relatively high level of flexibility.

Freight rates. Freight rates are largely established by the freight market and we have a limited influence over these rates. We use average freight rate per TEU as one of the key parameters of our performance. Average freight rate per TEU is calculated as revenues from containerized cargo during a certain period, divided by total TEUs carried during that period. Container shipping companies have generally experienced volatility in freight rates. Freight rates vary widely as a result of, among other factors:

•	cyclical demand for container shipping services relative to the supply of vessel and container capacity;

•	competition in specific trades;

•	bunker prices;

•	costs of operation;

•	the particular dominant leg on which the cargo is transported;

•	average vessel size in specific trades;

•	the origin and destination points selected by the shipper; and

•	the type of cargo and container type.

As a result of cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, although freight rates have recovered during the 4th quarter of 2019, mainly driven by a recovery of the higher bunker cost associated with the implementation of IMO 2020 Regulations, the comprehensive Shanghai (Export) Containerized Freight Index which increased from 716 points at October 17, 2019 to 1,023 points at January 3, 2020, thereafter decreased to 818 points at April 23, 2020 and increased again to 2,311 points at December 11, 2020. Similar to other container shipping companies, the persistence of such difficult fluctuating conditions in the shipping industry and the increase in competition have impacted, and may continue to impact, our results of operations and profitability. Global container ship capacity has increased over the years and continues to exceed demand. According to Alphaliner, global container ship capacity is projected to increase by 3.7% in 2021, while demand for shipping services is projected to increase by 3.5%, therefore the increase in ship capacity is expected to be more aligned with the increase in demand for container shipping. Excess capacity can lead to lower utilization of our vessels and depress freight rates, which may adversely impact our revenues, profitability or asset values. Until such capacity is fully absorbed by the container shipping market, the industry may continue to experience downward pressure on freight rates.

There are cargo segments which require more expertise; for example, we charge a premium over the base freight rate for handling specialized cargo, such as refrigerated, liquid, over-dimensional, or hazardous cargo, which require more complex handling and more costly equipment and are generally subject to greater risk of damage. We believe that our commercial excellence and customer centric approach across our network of shipping agencies enable us to recognize and attract customers who seek to transport such specialized types of cargo, which are less commoditized services and more profitable. We intend to focus on growing the specialized cargo transportation portion of our business: specialized cargo represented approximately 11% of our total cargo transported during the 2018 to 2020 period as measured by TEUs. We also charge a premium over the base freight rate for global land transportation services we provide. Further, from time to time we impose surcharges over the base freight rate, in part to minimize our exposure to certain market-related risks, such as fuel price adjustments, exchange rate fluctuations, terminal handling charges and extraordinary events, although usually these surcharges are not sufficient to recover all of our costs. Amounts received related to these adjustment surcharges are allocated to freight revenues.

Factors affecting our operating expenses and costs of services

Cargo handling expenses. Cargo handling expenses represent the most significant portion of our operating expenses. Cargo handling expenses primarily include variable expenses relating to a single container, such as stevedoring and other terminal expenses, feeder services, storage costs, balancing expenses arising from repositioning containers with unutilized capacity on the non-dominant leg, and expenses arising from inland transport of cargo.

Stevedoring expenses comprise the most significant component of cargo handling expenses. We contract stevedoring services from third parties in every port at which we call. We generally engage these services on a port-by-port basis, although, where possible, we seek to negotiate volume-based discounts or to enter into long-term contracts as a means of obtaining discounted rates. However, for example, changes in labor costs at the ports where our vessels call or certain more expensive shifts during which our vessels call may increase the cost of stevedoring services and in turn may lead to an increase in cargo handling expenses.

For each service we operate, we measure the utilization of a vessel on the dominant leg, as well as on the counter-dominant leg by dividing the number of TEUs carried on a vessel by that vessel’s capacity. For example, some of our major trade routes, such as the Pacific and Cross Suez routes, are marked by significant trade imbalances, as the majority of goods are shipped from Asia for consumption in Europe and North America. We manage the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction using various methods, such as triangulating our land transportation activities and services. If we are unable to successfully match requirements for container capacity with available capacity in nearby locations, we may incur balancing costs to reposition our containers in other areas where there is demand for capacity. Cargo handling accounted for 50.5%, 50.6% and 46.0%, of our operating expenses and cost of services for the years ended December 31, 2020, 2019 and 2018.

Bunker expenses. Fuel expenses, in particular bunker fuel expenses, represent a significant portion of our operating expenses. As a result, changes in the price of bunker or in our bunker consumption patterns can have a significant effect on our results of operations. Bunker price has historically been volatile, can fluctuate significantly and is subject to many economic and political factors that are beyond our control. In an effort to reduce our bunker expenses, we have employed new procurement processes and tools aimed at reducing the prices at which we purchase our bunker from our suppliers. We also seek to control our costs by imposing surcharges over the base freight rate to minimize our exposure to changes in fuel costs, reviewing fuel prices in different markets and purchasing fuel for our vessels when such vessels are visiting bunkering ports that offer lower bunker price. Additionally, we manage, from time to time, part of our exposure to fuel price fluctuations by entering into hedging arrangements. Although bunker prices have been relatively low during fiscal year 2020, the global recovery from the COVID-19 pandemic is anticipated to lead to an increase in bunker prices, which would negatively impact our results of operations. For more information on the risks of fuel price fluctuations, see Item 3.D “Risk factors — Risks relating to our business and our industry — Rising bunker prices and the IMO’s 2020 low-sulfur fuel mandate may have an adverse effect on our results of operations.” Our bunker fuel consumption is affected by various factors, including the number of vessels being deployed, vessel size, pro forma speed, vessel efficiency, weight of the cargo being transported and sea state. We have implemented various optimization strategies designed to reduce bunker consumption, reducing our bunker consumption per mile by 9% between 2017 to 2020, including operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing route optimization. Our fuel expenses, which consist primarily of bunker expenses, accounted for 12.8%, 13.8% and 17.9%, of our operating expenses and cost of services for the years ended December 31, 2020, 2019 and 2018, respectively.

Vessel charter portfolio. Substantially all of our capacity is chartered-in. As of December 31, 2020, we chartered-in 86 vessels (including 57 vessels accounted as right-of-use assets under the lease accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements), which accounted for 98.7% of our TEU capacity and 98.9% of the vessels in our fleet. Of such vessels, 81 are under a “time charter”, which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee, with the owner handling the crewing and technical operation of the vessel, including 8 vessels chartered-in from a related party. Five of our vessels are chartered-in under a “bareboat charter”, which consists of chartering a vessel for a given period of time against a charter fee, with us handling the operation of the vessel. Under these arrangements, both parties are committed for the charter period; however, vessels temporarily unavailable for service due to technical issues will qualify for relief from charges during such period (off hire). In February 2021 we and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel container) vessels, to serve ZIM’s Asia-US East Coast Trade.

We also purchase “slot charters,” which involve the purchase of specific slots on board of another company’s vessel. Generally, these rates are based primarily on demand for capacity as well as the available supply of container ship capacity. As a result of macroeconomic conditions affecting trade flow between ports served by container shipping companies and economic conditions in the industries which use container shipping services, bareboat, time and slot charter rates can, and do, fluctuate significantly and are generally affected by the same factors that influence freight rates. Our results of operations may be affected by the composition of our general chartered-in vessels portfolio. Slots purchase and charter hire of vessels accounted for 17.6%, 18.3% and 16.0%, of our operating expenses and cost of services for the years ended December 31, 2020, 2019 and 2018, respectively.

Port expenses (including canal fees). We pay port expenses, which are surcharges levied by a particular port and are applicable to a vessel and/or the cargo on board of a particular vessel, at each port of call along our various trade routes. Increases in port expenses increase our operating expenses and, if such increases are not reflected in the freight rate charged by us to our customers, may decrease our net income, margins and results of operations. We also pay canal fees, which are the transit fees levied by canals, such as the Panama Canal or the Suez Canal, in connection with a vessel’s passage and are generally correlated to the size of the vessel transporting the cargo. Larger vessels, notwithstanding their utilization in a given voyage and capacity of cargo, generally pay higher transit fees. An increase in transit fees, if not reflected in the freight rate charged by us to our customers, may decrease our net income, margins and results of operations. Our port (including canal) expenses accounted for 7.3%, 7.1% and 9.1%, of our operating expenses and cost of services for the years ended December 31, 2020, 2019 and 2018, respectively.

Agents’ salaries and commissions. Our agents’ salaries and commissions reflect our costs related to agents’ services in connection with certain aspects of our shipping operations. Any increases in the salaries and commissions paid to agents for their services, would result in the corresponding increases to our operating expenses and cost of services. Agents’ salaries and commissions totaled $159.1 million, $149.2 million and $159.8 million for the years ended December 31, 2020, 2019 and 2018, respectively, accounting for 5.6%, 5.3% and 5.3% % of our operating expenses and cost of services for the years ended December 31, 2020, 2019 and 2018.

General and administrative expenses and personnel expenses. Our general and administrative expenses include salaries and related expenses, office equipment and maintenance, depreciation and amortization, consulting and legal fees and travel and vehicle expenses. General and administrative expenses totaled $163.2 million, $151.6 million, and $143.9 million for the years ended December 31, 2020, 2019 and 2018, respectively, including $115.3 million, $105.4 million and $98.3 million of salaries and related expenses, respectively.

Personnel expenses, which comprise salaries and related expenses in both operating expenses and general and administrative expenses, totaled $260.7 million, $243.3 million and $230.3 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Subsequent to the reporting date, we approved a grant to a senior member of our management of options to purchase ordinary shares with a fair market value of such options, equal to NIS 9.6 million (translated into USD) and granted an aggregate of $8.0 million in cash bonuses to certain of our employees.

Any adverse trends in volumes of trades, freight rates, charter rates and/or bunker prices (including those related to the ongoing impact of the COVID-19 pandemic), as well as other deteriorating global economic conditions could negatively affect the entire industry and also affect our business, financial position, assets value, results of operations, cash flows and our compliance with certain financial covenants.

Factors affecting comparability of financial position and results of operations

Adoption of IFRS 16

The comparability of our financial position and results of operations as of and for the fiscal years ended December 31, 2019 and 2018 is impacted due to the adoption of IFRS 16, Leases, which was adopted as of January 1, 2019 and replaces IAS 17 (Leases) and its related interpretations regarding lease arrangements. We chose to adopt IFRS 16 using the modified retrospective approach (i.e. without restating our comparative figures), as well as to apply the optional expedients with respect to: (i) short-term leases (including leases with remaining period on adoption date of up to 12 months), (ii) determining the discounting rate considering the remaining lease period of a portfolio of leases with similar characteristics (the weighted average of discounting rates applied to lease liabilities as of December 31, 2020 was 11%), (iii) retaining the definition of a lease under IAS 17 with respect to leases outstanding as of adoption date, (iv) including non-lease components in the accounting of lease arrangements and (v) assessing whether a contract is onerous in accordance with IAS 37 (provisions, contingent liabilities and contingent assets) immediately before the date of initial application, instead of assessing impairment of right-of-use assets.

The implementation of IFRS 16 resulted in a reduction in our lease expenses, along with an increase in our depreciation expenses and interest expenses. Our net loss for the year ended December 31, 2019 included a loss of $14.4 million related to the implementation of IFRS 16.

Seasonality

Our business has historically been seasonal in nature. As a result, our average freight rates have reflected fluctuations in demand for container shipping services, which affect the volume of cargo carried by our fleet and the freight rates which we charge for the transport of such cargo. Our income from voyages and related services are typically higher in the third and fourth quarters than the first and second quarters due to increased shipping of consumer goods from manufacturing centers in Asia to North America in anticipation of the major holiday period in Western countries. The first quarter is affected by a decrease in consumer spending in Western countries after the holiday period and reduced manufacturing activities in China and Southeast Asia due to the Chinese New Year. However, operating expenses such as expenses related to cargo handling, charter hire of vessels, fuel and lubricant expenses and port expenses are generally not subject to adjustment on a seasonal basis. As a result, seasonality can have an adverse effect on our business and results of operations.

Recently, as a result of the continuing volatility within the shipping industry, seasonality factors have not been as apparent as they have been in the past. As global trends that affect the shipping industry have changed rapidly in recent years, including trends resulting from the COVID-19 pandemic, it remains difficult to predict these trends and the extent to which seasonality will be a factor impacting our results of operations in the future.

Components of our consolidated income statements

Income from voyages and related services

Income from voyages and related services is primarily generated from the transportation of cargo and related services. Income from voyages, which represented 98% of income from voyages and related services for the year ended December 31, 2020, consists primarily of the transportation of cargo, including demurrage and value-added services.

Cost of voyages and related services

Cost of voyages and related services is comprised of: (i) operating expenses and costs of services, including expenses related to cargo handling, slots purchase and charter hire of vessels, fuel and lubricants expenses, port expenses, agents’ salaries and commissions, costs of related services and sundry expenses, and (ii) depreciation expenses.

Operating expenses and costs of services

Expenses related to cargo handling. Expenses related to cargo handling primarily include the cost relating to loading and discharge of containers, transport of empty containers, land transportation and transshipment of cargo.

Fuel and lubricants. Expenses related to the consumption of fuel and lubricants consist of the costs of purchasing fuel to supply all the vessels we operate and other oil-based lubricants required for the operation of our vessels.

Slots purchase and charter hire of vessels. Slot purchases comprise mainly of the cost of purchases of slots from other shipping companies. Charter hire of vessels mainly consists of charges we pay to vessel owners for hiring their vessels, excluding those accounted as right-of-use assets (in accordance with IFRS 16). In addition, we charter-in the majority of our vessels on a time charter basis and, as a result, generally do not incur additional costs for crew provisioning, maintenance, repair or hull insurance with respect to these vessels.

Port expenses. Port expenses consist of port costs and canal dues. Port costs consist of charges we pay to ports, on a per-call basis, for a variety of services, including berthing, tug services, sanitary services and utilities. Canal expenses consist of canal dues we pay to the operators of the Panama and Suez Canals.

Costs of related services and sundry. Costs of related services and sundry comprise mainly of expenses of subsidiaries providing shipping-agent services, logistics services, forwarding and customs clearance services.

Depreciation

Depreciation mainly consists of depreciation of operating assets (including right-of-use assets), primarily vessels, containers and chassis. We depreciate our vessels using a straight-line method, on the basis of an estimated useful life of 25 to 30 years, taking into account their residual scrap value, where applicable. Other assets, such as containers, are also depreciated over their estimated useful life (13 years for containers) on a straight-line basis, taking into account their residual value, where applicable.

Other income (expenses), net

Other income (expenses), net ordinarily consists of capital gains and losses, net related to the sale of vessels, containers, handling equipment and real-estate assets, as well as impairment losses (recoveries).

General and administrative expenses

General and administrative expenses consist mainly of employee salaries and other employee benefits (including pension and related payments) of our administrative personnel, as well as depreciation and amortization mainly related to computer and communication equipment and software, fees paid to consultants and advisers and travel and vehicle expenses.

Share of profits of associates, net of tax

Share of profits of associates, net of tax comprises our share in the net income of associate companies, accounted for under the equity method.

Finance expenses, net

Finance income is comprised of interest income on funds invested and net foreign currency exchange rate differences. Finance expenses are comprised of interest expenses on borrowings and other liabilities, net foreign currency exchange rate differences and impairment losses on trade and other receivables.

Income taxes

Income taxes comprise current and deferred tax expenses related to corporate income and other earnings.

How we assess the performance of our business

In addition to operational metrics such as TEUs carried and average freight rate per TEU carried and financial measures determined in accordance with IFRS, we make use of the non-IFRS financial measures Adjusted EBIT and Adjusted EBITDA in evaluating our past results and future prospects.

Adjusted EBIT and Adjusted EBITDA

Adjusted EBIT is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude non-cash charter hire expenses, impairments, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairments of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

We present Adjusted EBIT and Adjusted EBITDA in this Annual Report because each is a key measure used by our management and Board of Directors to evaluate our operating performance. Accordingly, we believe that Adjusted EBIT and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results and comparing our operating results between periods on a consistent basis, in the same manner as our management and Board of Directors.

The following is a reconciliation of our net income (loss), the most directly comparable IFRS financial measure, to Adjusted EBIT and Adjusted EBITDA for each of the periods indicated. See “Summary consolidated financial and other data — Non-IFRS Financial Measures” for more information and a discussion of certain limitations regarding the usefulness of Adjusted EBIT and Adjusted EBITDA in evaluating our business.

	Year Ended December 31,
	2020	2019	2018
	(in millions)
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBIT
Net income (loss)	$524.2	$(13.0)	$(119.9)
Financial expenses, net	181.2	154.3	82.6
Income taxes	16.6	11.7	14.1
Operating income (EBIT)	722.0	153.0	(23.2)
Non-cash charter hire expenses(1)	7.7	10.5	20.0
Capital loss (gain), beyond the ordinary course of business(2)	(0.1)	(14.2)	(0.3)
Assets Impairment loss (recovery)	(4.3)	1.2	37.9
Expenses related to legal contingencies	3.3	(1.6)	4.7
Adjusted EBIT	$728.6	$148.9	$39.1
Adjusted EBIT margin(3)	18.3%	4.5%	1.2%

(1)	Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring.

(2)	Related to disposal of assets, other than container and equipment (which are disposed on a recurring basis).

(3)	Represents Adjusted EBIT divided by Income from voyages and related services.

	Year Ended December 31,
	2020	2019	2018
	(in millions)
RECONCILIATION OF NET INCOME (LOSS) ADJUSTED EBITDA
Net income (loss)	$524.2	$(13.0)	$(119.9)
Financial expenses, net	181.2	154.3	82.6
Income taxes	16.6	11.7	14.1
Depreciation and amortization	314.2	245.5	111.6
EBITDA	1,036.2	398.5	88.4
Non-cash charter hire expenses(1)	0.7	2.0	20.0
Capital loss (gain), beyond the ordinary course of business(2)	(0.1)	(14.2)	(0.3)
Assets Impairment loss (recovery)	(4.3)	1.2	37.9
Expenses related to legal contingencies	3.3	(1.6)	4.7
Adjusted EBITDA	$1,035.8	$385.9	$150.7

(1)	Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring. Following the adoption of IFRS 16 on January 1, 2019, part of the adjustments are recorded as amortization of right-of-use assets.

(2)	Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

Results of operations

The following table sets forth our results of operations in dollars and as a percentage of income from voyages and related services for the periods indicated:

	Year Ended December 31,
	2020(1)		2019(1)		2018
	(in millions)
Income from voyages and related services	$3,991.7	100%	$3,299.8	100%	$3,247.9	100%
Cost of voyages and related services:
Operating expenses and cost of services	(2,835.1)	(71.0)	(2,810.8)	(85.2)	(2,999.6)	(92.4)
Depreciation	(291.6)	(7.3)	(226.0)	(6.8)	(100.2)	(3.1)
Gross profit	865.0	21.7	263.0	8.0	148.1	4.6
Other operating income (expenses), net	16.9	0.4	36.9	1.1	(32.8)	(1.0)
General and administrative expenses	(163.2)	(4.1)	(151.6)	(4.6)	(143.9)	(4.4)
Share of profits of associates	3.3	0.1	4.7	0.1	5.4	0.2
Results from operating activities	722.0	18.1	153.0	4.6	(23.2)	(0.7)
Finance expenses, net	(181.2)	(4.6)	(154.3)	(4.7)	(82.6)	(2.5)
Profit (loss) before income tax	540.8	13.5	(1.3)	(0.1)	(105.8)	(3.3)
Income taxes	(16.6)	(0.4)	(11.7)	(0.3)	(14.1)	(0.4)
Net income (loss)	524.2	13.1%	$(13.0)	(0.4)%	$(119.9)	(3.7)%

(1)	On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16. See “— Factors affecting comparability of financial position and results of operations — Adoption of IFRS 16” and Note 2(f) to our audited consolidated financial statements included elsewhere in this Annual Report.

Year ended December 31, 2020 compared to fiscal year ended December 31, 2019

Income from voyages and related services

Income from voyages and related services for the year ended December 31, 2020 increased $691.9 million, or 21.0%, from $3,299.8 million for the year ended December 31, 2019 to $3,991.7 million for the year ended December 31, 2020, primarily due to (i) an increase of $644.9 million in revenues from containerized cargo, as detailed in the table below with respect to carried volume and average freight rates, (ii) an increase of $32.6 million in income from related services and (iii) an increase of $21.6 million in income from slots and chartered Vessels.

The number of TEUs carried for the year ended December 31, 2020 increased 20 thousand TEUs, or 0.7%, from 2,821 thousand TEUs for the year ended December 31, 2019 to 2,841 thousand TEUs for the year ended December 31, 2020, primarily due to changes in the operated lines’ structure and capacity in the Pacific trade, which were partially offset by the effect of changes in the operated lines’ structure and capacity in the Cross Suez trade, along with blank voyages in 2020 related to the COVID-19 pandemic impact across all trades. The average freight rate per TEU carried for the year ended December 31, 2020 increased by $220, or 21.8%, from $1,009 for the year ended December 31, 2019 to $1,229 for the year ended December 31, 2020.

The following table shows a breakdown of our TEUs carried, average freight rate per TEU carried and freight revenues from containerized cargo (i.e., excluding other revenues, mainly related to demurrage, value-added services and non-containerized cargo; see also Note 25 to our audited consolidated financial statements included elsewhere in this Annual Report) for each geographic trade zone for the periods presented. For a discussion of the factors that drove changes in average freight rate per TEU carried in our industry, see “— Factors affecting our income from voyages and related services.”

	TEUs carried			Average freight rate per TEU carried			Freight revenues from containerized cargo
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
Geographic trade zone	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
Pacific	1,126	1,017	10.7%	$1,653	$1,343	23.1%	$1,860.6	$1,365.8	36.2%
Cross-Suez	343	356	(3.6)%	1,145	923	24.0%	392.7	328.4	19.6%
Atlantic-Europe	593	590	0.5%	974	968	0.6%	577.4	571.2	1.1%
Intra-Asia	607	671	(9.5)%	747	556	34.3%	453.1	372.9	21.5%
Latin America	172	187	(8.0)%	1,210	1,118	8.2%	208.4	209.0	(0.3)%
Total	2,841	2,821	0.7%	$1,229	$1,009	21.8%	$3,492.2	$2,847.3	22.6%

TEUs carried in the Pacific geographic trade zone for the year ended December 31, 2020 increased 109 thousand, or 10.7%, from 1,017 thousand for the year ended December 31, 2019 to 1,126 thousand for the year ended December 31, 2020, primarily due to (i) changes in the operated lines’ structure and capacity, which included the full year impact of the launch of two Asia – US Gulf services as from the third quarter of 2019, (ii) a new premium express service in the Pacific South West sub-trade as from the second quarter of 2020 and (iii) operating larger vessels, partially offset by (iv) blank voyages and temporary suspension of services in 2020 related to the COVID-19 pandemic impact. The average freight rate per TEU carried in the Pacific geographic trade zone for the year ended December 31, 2020 increased $310, or 23.1%, from $1,343 for the year ended December 31, 2019 to $1,653 for the year ended December 31, 2020.

TEUs carried in the Cross-Suez geographic trade zone for the year ended December 31, 2020 decreased 13 thousand, or 3.6%, from 356 thousand for the year ended December 31, 2019 to 343 thousand for the year ended December 31, 2020, primarily due to changes in the operated lines’ structure and capacity in the ISC (Indian sub-continent) to the Mediterranean trade, which included shifting our mode of operation from operating vessels to purchasing slots at lower weekly capacity, as well as due to blank voyages in 2020 related to the COVID-19 pandemic impact. The average freight rate per TEU carried in the Cross-Suez geographic trade zone for the year ended December 31, 2020 increased $222, or 24%, from $923 for the year ended December 31, 2019 to $1,145 for the year ended December 31, 2020.

TEUs carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2020 increased 3 thousand, or 0.5%, from 590 thousand for the year ended December 31, 2019 to 593 thousand for the year ended December 31, 2020, primarily reflecting an increase due to changes in the operated lines’ structure and capacity, which included launching of new services in the East Mediterranean & Black Sea sub-trades, offset by a decrease due to blank voyages related to the COVID-19 pandemic impact. The average freight rate per TEU carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2020 increased $6, or 0.6%, from $968 for the year ended December 31, 2019 to $974 for the fiscal year ended December 31, 2020.

TEUs carried in the Intra-Asia geographic trade zone for the year ended December 31, 2020 decreased 64 thousand, or 9.5%, from 671 thousand for the year ended December 31, 2019 to 607 thousand for the year ended December 31, 2020, primary due to (i) blank voyages due to the COVID-19 pandemic impact and (ii) full year impact of termination of services in the ISC (Indian sub-continent) sub-trade during 2019, partially offset by (iii) launching new services in 2020 in the South East-Asia and Asia – Australia sub-trades. The average freight rate per TEU carried in the Intra-Asia geographic trade zone for the year ended December 31, 2020 increased $191, or 34.3%, from $556 for the year ended December 31, 2019 to $747 for the year ended December 31, 2020.

TEUs carried in the Latin America geographic trade zone for the year ended December 31, 2020 decreased 15 thousand or 8.0%, from 187 thousand for the year ended December 31, 2019 to 172 thousand for the year ended December 31, 2020, primarily driven by a decrease in vessels utilization due to the COVID-19 pandemic impact. The average freight rate per TEU carried in the Latin America geographic trade zone for the year ended December 31, 2020 increased $92, or 8.2%, from $1,118 for the year ended December 31, 2019 to $1,210 for the year ended December 31, 2020.

Composition of gross profit

	Year Ended December 31,
	2020	2019	Change	% Change
	(in millions)
Income from voyages and related services	$3,991.7	$3,299.8	$691.9	21.0%
Cost of voyages and related services:
Operating expenses and cost of services	(2,835.1)	(2,810.8)	(24.3)	(0.9)%
Depreciation	(291.6)	(226.0)	(65.6)	(29.0)%
Gross profit	$865.0	$263.0	$602.0	228.9%

Cost of voyages and related services

Operating expenses and cost of services

Operating expenses and cost of services for the year ended December 31, 2020 increased $24.3 million, or 0.9%, from $2,810.8 million for the year ended December 31, 2019 to $2,835.1 million for the year ended December 31, 2020, primarily due to (i) an increase in expenses of related service and sundry of $39.1 million (63.6%) and (ii) an increase in cargo handling expenses of $11.6 million (0.8%), offset by (iii) a decrease in bunker expenses of $25.3 million (6.6%).

Depreciation

Depreciation for the year ended December 31, 2020 increased $65.6 million, or 29.0%, from $226.0 million for the year ended December 31, 2019 to $291.6 million for the year ended December 31, 2020, primarily due to right-of-use assets additions.

Gross profit

Gross profit for the year ended December 31, 2020 increased $602.0 million, or 228.9%, from $263.0 million for the year ended December 31, 2019 to $865.0 million for the year ended December 31, 2020, primarily driven by an increase in income from voyages and related services, partially offset by an increase in depreciation expenses as well as an increase in operating expenses and cost of services.

Other Operating income (expenses), net

Other operating income, net for the year ended December 31, 2020 was $17.0 million, compared to other operating income, net of $36.9 million for the year ended December 31, 2019, a decrease of $19.9 million, primarily driven by (i) a decrease of $26.7 million in capital gains (mainly related to real estate assets and containers), offset by (ii) an impairment recovery of $4.3 million recorded in 2020, compared to an impairment loss of $1.2 million recorded in 2019.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2020 increased $11.6 million, or 7.7%, from $151.6 million for the year ended December 31, 2019 to $163.2 million for the year ended December 31, 2020, primarily driven by (i) an increase in salaries and related expenses (including incentives) of $10.0 million and (ii) an increase in depreciation expenses of $3.3 million.

Finance expenses, net

Finance expenses, net for the year ended December 31, 2020 were $181.3 million compared to $154.3 million for the year ended December 31, 2019, an increase of $27.0 million, or 17.5%. The increase was primarily driven by (i) an increase of $21.9 million related to adjustments to financial liabilities in respect of estimated cashflows and (ii) an increase of $5.4 million related to foreign currency exchange differences.

Income taxes

Income taxes for the year ended December 31, 2020 increased $4.9 million, or 41.9%, from $11.7 million for the year ended December 31, 2019 to $16.6 million for the year ended December 31, 2020.

Year ended December 31, 2019 compared to fiscal year ended December 31, 2018

Income from voyages and related services

Income from voyages and related services for the year ended December 31, 2019 increased $51.9 million, or 1.6%, from $3,247.9 million for the year ended December 31, 2018 to $3,299.8 million for the year ended December 31, 2019, primarily due to (i) an increase of $35.2 million in non-containerized freight revenues and (ii) an increase of $11.4 million in revenues from containerized cargo, as detailed in the table below with respect to carried volume and average freight rate.

The number of TEUs carried for the year ended December 31, 2019 decreased 93 thousand TEUs, or 3.2%, from 2,914 thousand TEUs for the year ended December 31, 2018 to 2,821 thousand TEUs for the year ended December 31, 2019, primarily due to changes in the operated lines’ structure and capacity in the Pacific and Cross Suez trades, which were partially offset by the effect of changes in the operated lines’ structure and capacity in the Atlantic trade. The average freight rate per TEU carried for the year ended December 31, 2019 increased by $36, or 3.7%, from $973 for the year ended December 31, 2018 to $1,009 for the year ended December 31, 2019.

The following table shows a breakdown of our TEUs carried, average freight rate per TEU carried and freight revenues from containerized cargo (i.e., excluding other revenues, mainly related to non-containerized freight and demurrage; see also Note 25 to our audited consolidated financial statements included elsewhere in this Annual Report) for each geographic trade zone for the periods presented. For a discussion of the factors that drove changes in average freight rate per TEU carried in our industry, see “— Factors affecting our income from voyages and related services.”

	TEUs carried			Average freight rate per TEU carried			Freight revenues from containerized cargo
	Year ended December 31,
Geographic trade zone	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change
Pacific	1,017	1,095	(7.1)%	$1,343	$1,265	6.2%	$1,365.8	$1,385.6	(1.4)%
Cross-Suez	356	429	(17)%	923	903	2.2%	328.4	387.3	(15.2)%
Atlantic-Europe	590	523	12.8%	968	944	2.5%	571.2	493.7	15.7%
Intra-Asia	671	674	(0.4)%	556	524	6.1%	372.9	353.2	5.6%
Latin America	187	193	(3.1)%	1,118	1,119	(0.1)%	209.0	216.0	(3.2)%
Total	2,821	2,914	(3.2)%	$1,009	$973	3.7%	$2,847.3	$2,835.8	0.4%

TEUs carried in the Pacific geographic trade zone for the year ended December 31, 2019 decreased 78 thousand, or 7.1%, from 1,095 thousand for the year ended December 31, 2018 to 1,017 thousand for the year ended December 31, 2019, primarily due to changes in the operated lines’ structure and capacity, which included new cooperation with the 2M Alliance in the All-Water and the Pacific North West trades.

This contributed to enhancing our network by expanding our service coverage to new destinations and ports, while reducing the capacity allocated to us compared to before the cooperation. The average freight rate per TEU carried in the Pacific geographic trade zone for the year ended December 31, 2019 increased $78, or 6.2%, from $1,265 for the year ended December 31, 2018 to $1,343 for the year ended December 31, 2019.

TEUs carried in the Cross-Suez geographic trade zone for the year ended December 31, 2019 decreased 73 thousand, or 17%, from 429 thousand for the year ended December 31, 2018 to 356 thousand for the year ended December 31, 2019, primarily due to changes in the operated lines’ structure and capacity in the ISC (Indian sub-continental) to Mediterranean trade, which included shifting our mode of operation from operating vessels to purchasing slots on our partners’ vessels. The average freight rate per TEU carried in the Cross-Suez geographic trade zone for the year ended December 31, 2019 increased $20, or 2.2%, from $903 for the year ended December 31, 2018 to $923 for the year ended December 31, 2019.

TEUs carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2019 increased 67 thousand, or 12.8%, from 523 thousand for the year ended December 31, 2018 to 590 thousand for the year ended December 31, 2019, primarily due to changes in the operated lines’ structure and capacity, which included opening of new lines, aiming to support the new structure of the Cross-Suez . The average freight rate per TEU carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2019 increased $24, or 2.5%, from $944 for the year ended December 31, 2018 to $968 for the fiscal year ended December 31, 2019.

TEUs carried in the Intra-Asia geographic trade zone for the year ended December 31, 2019 decreased 3 thousand, or 0.4%, from 674 thousand for the year ended December 31, 2018 to 671 thousand for the year ended December 31, 2019. The average freight rate per TEU carried in the Intra-Asia geographic trade zone for the year ended December 31, 2019 increased $32, or 6.1%, from $524 for the year ended December 31, 2018 to $556 for the year ended December 31, 2019.

TEUs carried in the Latin America geographic trade zone for the year ended December 31, 2019 decreased 6 thousand or 3.1%, from 193 thousand for the year ended December 31, 2018 to 187 thousand for the year ended December 31, 2019, primarily due to changes in the operated lines’ structure and capacity in Intra-America trades, impacted by the changes in the operated lines’ structure and capacity of the Pacific geographic trade zone. The average freight rate per TEU carried in the Latin America geographic trade zone for the year ended December 31, 2019 decreased $1, or 0.1%, from $1,119 for the year ended December 31, 2018 to $1,118 for the year ended December 31, 2019.

Composition of gross profit

	Year Ended December 31,
	2019	2018	Change	% Change
	(in millions)
Income from voyages and related services	$3,299.8	$3,247.9	$51.9	1.6%
Cost of voyages and related services:
Operating expenses and cost of services	(2,810.8)	(2,999.6)	188.8	6.3
Depreciation	(226.0)	(100.2)	(125.8)	(125.5)
Gross profit	$263.0	$148.1	$114.9	77.6%

Cost of voyages and related services

Operating expenses and cost of services

Operating expenses and cost of services for the year ended December 31, 2019 decreased $188.8 million, or 6.3%, from $2,999.6 million for the year ended December 31, 2018 to $2,810.8 million for the year ended December 31, 2019, primarily due to (i) a decrease in bunker expenses of $149.7 million (27.9%), (ii) a decrease in port expenses of $73.4 million (26.8%) and (iii) a decrease in agents’ salaries and commissions of $10.6 million (6.6%), offset by (iv) an increase in cargo handling expenses of $42.0 million (3.0%) and (v) an increase in slots purchase and charter hire of vessels and hire containers of $14.7 million (2.8%). The decrease in bunker expenses and port expenses and the increase in slots purchases are primarily related to our expansion of cooperation with partners.

Depreciation

Depreciation for the year ended December 31, 2019 increased $125.8 million, or 125.6%, from $100.2 million for the year ended December 31, 2018 to $226.0 million for the year ended December 31, 2019, primarily due to the implementation of IFRS 16.

Gross profit

Gross profit for the year ended December 31, 2019 increased $114.9 million, or 77.6%, from $148.1 million for the year ended December 31, 2018 to $263.0 million for the year ended December 31, 2019, primarily driven by a decrease in operating expenses and cost of services, as well as an increase in income from voyages and related services, partially offset by an increase in depreciation expenses.

Other Operating income (expenses), net

Other operating income, net for the year ended December 31, 2019 was $36.9 million, compared to other operating expenses, net of $32.8 million for the year ended December 31, 2018, an overall change of $69.7 million, primarily driven by (i) an impairment of $1.2 million recorded in 2019, compared to an impairment of $37.9 million recorded in 2018 (related to the designation of three vessels for scrap and the corresponding classification of such vessels as held-for-sale) and (ii) an increase of $32.5 million in capital gains (mainly related to containers and real estate assets).

General and administrative expenses

General and administrative expenses for the year ended December 31, 2019 increased $7.7 million, or 5.4%, from $143.9 million for the year ended December 31, 2018 to $151.6 million for the year ended December 31, 2019, primarily due to an increase in depreciation expenses (mainly due to the adoption of IFRS 16) and in salaries and related expenses (mainly in actuarial expenses and related-services subsidiaries).

Finance expenses, net

Finance expenses, net for the year ended December 31, 2019 were $154.3 million compared to $82.6 million for the year ended December 31, 2018, an increase of $71.7 million, or 87.0%. The increase was primarily driven by (i) an increase of $48.1 million related to additional interest expenses recorded with respect to the implementation of the IFRS 16 and (ii) an increase of $25.1 million related to foreign currency exchange differences.

Income taxes

Income taxes for the year ended December 31, 2019 decreased $2.4 million, or 17.0%, from $14.1 million for the year ended December 31, 2018 to $11.7 million for the year ended December 31, 2019.

Liquidity and capital resources

We operate in the capital-intensive container shipping industry. Our principal sources of liquidity are cash inflows received from operating activities, generally in the form of income from voyages and related services and cash inflows received from investing activities, generally in the form of proceeds received from the sale of tangible assets. Our principal needs for liquidity are operating expenses, expenditures related to debt service and capital expenditures. Our long-term capital needs generally result from our need to fund our growth strategy. Our ability to generate cash from our operations depends on future operating performance which is dependent, to some extent, on general economic, financial, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in Item 3.D “Risk factors.”

Our cash and cash equivalents were $570.4 million, $182.8 million, $186.3 million as of December 31, 2020, 2019 and 2018, respectively.

In addition, our short-term bank deposits were $55.8 million, $56.5 million, $66.2 million as of December 31, 2020, 2019 and 2018, respectively, which mainly consist of pledged bank deposits, corresponding with the related short-term bank credit.

Working capital position

As of December 31, 2020, our current assets totaled $1,201.6 million while current liabilities totaled $1,151.5 million (including current maturities of financial debt and lease liabilities), resulting in a working capital of $50.1 million. We believe that our current cash and cash equivalents, our operating cash flows and availability under our credit and factoring facilities will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the 12 months following the date of this Annual Report and to make the required principal and interest payments on our indebtedness.

Cash flows

The following is a summary of the cash flows by activity for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020(1)	2019(1)	2018
	(in millions)
Net cash generated from operating activities	$880.8	$370.6	$225.0
Net cash generated from (used in) investing activities	(35.2)	38.0	51.1
Net cash generated used in financing activities	(460.4)	(411.4)	(242.7)

(1)	On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16. See “— Factors affecting comparability of financial position and results of operations — Adoption of IFRS 16” and Note 2(f) to our consolidated financial statements included elsewhere in this Annual report.

Net cash generated from operating activities

Our cash flow from operating activities is generated primarily from containerized cargo transportation services, less our payments for operating expenses and costs of services, including expenses related to cargo handling, slots purchase and charter hire of vessels, agents’ salaries and commissions, fuel and lubricants, port expenses, costs of related services and general and administrative expenses. We use our cash flows generated from operating activities to provide working capital for current and future operations. Our business has historically been seasonal in nature. Recently, seasonality factors have not been as apparent as they have been in the past. During past periods of seasonality, our income from voyages and related services in the first and second quarters have historically declined as compared to the third and fourth quarters. As trends that affect the shipping industry have changed rapidly in recent years, it remains difficult to predict these trends and the extent to which seasonality will be a factor impacting our results of operations in the future.

For the year ended December 31, 2020, net cash generated from operating activities increased $510.2 million, or 137.6%, from $370.6 million for the year ended December 31, 2019 to $880.8 million for the year ended December 31, 2020. The increase in cash generated from operating activities was primarily as a result of (i) an increase in net income, excluding non-cash and non-operational items of $654.0 million, partially offset by (ii) a decrease related to changes in working capital of $147.2 million.

For the year ended December 31, 2019, net cash generated from operating activities increased $145.6 million, or 64.7%, from $225.0 million for the year ended December 31, 2018 to $370.6 million for the year ended December 31, 2019. The increase in cash generated from operating activities was primarily as a result of (i) an increase in net income, excluding non-cash and non-operational items of $243.2 million (including an increase of $164.6 million related to the implementation of IFRS 16, as lease payments made for lease liabilities are presented under financing activities), partially offset by (ii) a decrease related to changes in working capital of $94.3 million (including an offsetting increase of $58.1 million from our factoring facility in 2019).

Net cash generated from (used in) investing activities

Our investing activities have primarily consisted of sale of tangible assets, capital expenditures and change in other investments. We invest a portion of our cash in various short and long-term deposits and other investments that are not treated as cash and cash equivalents. Accordingly, our investments in such deposits (or sales of such deposits) are treated as cash used for (provided by) investing activities.

For the year ended December 31, 2020, net cash used in investing activities was $35.2 million compared to net cash generated from investing activities in the amount of $38.0 million for the year ended December 31, 2019, an overall change of $73.2 million. The change was primarily driven by (i) a decrease of $38.1 million related to proceeds from sale of tangible assets, intangible assets and investments and (ii) an increase of $26.5 million in acquisition of tangible assets, intangible assets and investments.

For the year ended December 31, 2019, net cash generated from investing activities was $38.0 million compared to $51.1 million for the year ended December 31, 2018, a decrease of $13.1 million. The decrease was primarily driven by (i) a decrease of $18.9 million related to change in other investments (mainly short-term deposits), offset by (ii) a decrease of $6.4 million in acquisition of tangible assets, intangible assets and investments.

Net cash used in financing activities

Our financing activities have primarily consisted of receipt or repayment of borrowings and interest paid.

For the year ended December 31, 2020, net cash used in financing activities was $460.4 million compared to $411.4 million for the year ended December 31, 2019, an increase of $49.0 million. The increase was primarily driven by (i) an increase of $35.5 million in repayment of borrowings and lease liabilities (including $46.1 million related to repurchase of Tranche C notes) and (ii) an increase of $10.5 million in interest paid in respect of lease liabilities.

For the year ended December 31, 2019, net cash used in financing activities was $411.4 million compared to $242.7 million for the year ended December 31, 2018, an increase of $168.7 million. The increase was primarily driven by (i) an increase of $100.8 million in repayment of borrowings and lease liabilities (including $119.9 million of the $300.8 million repaid, related to the implementation of IFRS 16, as lease payments made for lease liabilities are presented under financing activities), (ii) a decrease of $41.5 million in receipt of long term loans and proceeds from sale and lease-back transactions and (iii) an increase of $40.4 million in interest paid (including $44.6 million of the $123.0 million repaid, related to the implementation of IFRS 16, see also above), offset by (iv) an increase of $13.7 million related to change in short term loans.

Debt and other financing arrangements

We are party to a number of debt instruments which require us to comply with certain financial and non-financial covenants. In June 2020, further to an early full repayment to a certain group of creditors (“Tranche A”), certain financial covenants were removed and no longer apply.

Set forth below is a summary of the financial covenants and limitations, as currently applicable.

•	Minimum liquidity. We are required to maintain a monthly minimum liquidity of at least $125.0 million. As of December 31, 2020, our liquidity was $572 million.

•	Other non-financial covenants and limitations such as restrictions on dividend distribution and incurrence of debt and various reporting obligations, and other negative covenants and limitations in the indentures governing our outstanding notes.

As of December 31, 2020, we are in compliance with all of our covenants.

In September 2020, we incorporated an unrestrictive subsidiary in accordance with the terms and conditions set forth in the Tranches C and D (Series 1 and 2 Notes) indenture, with the objective to offer by that subsidiary to repurchase up to a total amount of $60.0 million of these notes (including related costs) from non-U.S. investors at a discount to face value. During October 2020, we completed the repurchase of Tranche C notes with an aggregate face value of $57.6 million, for total consideration (including related costs) of $46.7 million.

In December 2020, we amended the indenture to permit us to pay dividends to our shareholders in accordance with our dividend policy, among other covenant changes. See “Dividend Policy” for more information.

As detailed further in the table below, as of December 31, 2020, our total outstanding indebtedness was $1,862.1 million. As of December 31, 2019 and 2018, our total outstanding debt was $1,610.9 million and $1,456.7 million, respectively. The increase of $251.2 million during the year ended December 31, 2020 was primarily driven by a net increase of $316.7 million in lease liabilities offset by a net decrease of $65.5 million in financial debt. The increase of $154.2 million during 2019 was comprised of a net increase of $243.3 million in lease liabilities (including increase of $310.4 million related to the implementation of IFRS 16), partially offset by a net decrease of $89.1 million in financial debt (primarily driven by repayments).

Total outstanding indebtedness as of December 31, 2020 consisted of $1,361.3 million in long-term debt and $500.7 million in current installments of long-term debt and short-term borrowings (not including early repayments we expect to pay and any additional early repayment we may be required to further pay, in accordance with the excess cash provisions of our notes).

The weighted average interest rate paid per annum as of December 31, 2020 under all of our indebtedness was 9.2%.

Type of debt	Original currency	Fixed / Variable	Effective interest (1)		Year of maturity	Face value	Carrying amount
			(in millions)
Financial Debt:
Series 1 notes	U.S. dollars	Fixed	7%		2023	302.2	297.8
Series 2 notes	U.S. dollars	Fixed	7.9%		2023	130.4	125.9
Tranche E loan	U.S. dollars	Fixed	8.7%		2026	73.4	52.2
Other	U.S. dollars	Fixed	9.4	%(2)	2021 – 2025	56.2	56.2
Long-term liabilities	U.S. dollars	(2)	—		2021 – 2022	$3.4	$3.4
Short-term credit from banks	U.S. dollars	Fixed	2.7%		2021	122.5	122.5
Total						$688.1	$658.0
Lease liabilities	Mainly U.S. dollars	Fixed	10.8	%(3)	2021 – 2036	$1,174.0	$1,174.0
Total						$1,862.1	$1,832.0

(1)	The effective interest rate is the rate that discounts estimated future cash payments or receipts through the contractual life of the financial instrument to the net carrying amount of the financial instrument and does not necessarily reflect the contractual interest rate.

(2)	Mainly long-term liabilities not bearing any interest.

(3)	Based on weighted average.

Series 1 and 2 notes

Our Series 1 and 2 notes are unsecured. Both Series 1 and 2 notes bear nominate interest at an annual rate of 3.0%, while the holders of Series 2 notes are entitled to additional payable in kind, or PIK, interest of 2% annually. The Series 1 notes are due on June 20, 2023 and the Series 2 notes are due on June 21, 2023.

The restructuring agreement provides for a mechanism for mandatory prepayments using excess cash flows for each of the Series 1 notes and Series 2 notes. The Series 1 notes have priority in such early repayments over the Series 2 notes. The restructuring agreement also provides a mechanism for mandatory repayments in certain circumstances using proceeds from sale of assets. In January 2021, the Company announced an early repayment of $85 million, to be executed in March 2021.

In December 2020, we amended certain terms of the indenture governing our Series 1 and 2 notes, where such amendments provide, among other amendments, for (i) the addition of a restricted payment “builder basket” to permit dividends up to an amount equal to 50% of our accumulated consolidated adjusted net income starting from the first calendar day of the calendar quarter in which this offering occurs, plus the aggregate net equity contributions received after the date of this offering, subject to customary adjustments, and (ii) the addition of a post-lPO restricted payment basket to permit dividends in any fiscal year not to exceed 5% of the net cash proceeds from any public equity offering (not including the Company’s initial public offering), with dividends made under this clause (ii) reducing amounts available under the “builder basket” described in clause (i).

Tranche E loan

The Tranche E loan is an unsecured loan that matures on July 16, 2026. The Tranche E loan bears nominate interest at an annual rate of 2%. Until June 30, 2023, 1.75% of the interest rate will accrue as PIK interest and from July 1, 2023 until the maturity date, subject to the full settlement of the Tranche A secured loans, Series 1 and Series 2 notes, all of the interest (2%) will be payable in cash.

Vessel financing leases

We are engaged in multiple lease arrangements for vessels, supporting our operating activities, including leases that provide an option to obtain ownership of the vessel at the end of the lease term. Part of such leases are accounted as lease liabilities in accordance with IFRS 16, while a few are accounted as secured borrowing.

Container financing leases

Some of our container assets are obtained using leases arrangement, including leases that provide an option to purchase the containers at the end of the lease period for an agreed amount. Our container leases generally contain representations and warranties that are in each case customary for this type of transaction.

Short-term credit

We have short-term borrowings from banks, mainly dominated in US dollars, some of which are fully secured by short-term deposits for equivalent periods.

Factoring facility

In July 2019, we entered into a revolving arrangement with Bank Hapoalim, subject to periodic renewals, for the recurring sale, meeting the criteria of “true sale”, of a portion of receivables, designated by us. In February 2021, the factoring agreement with Bank Hapoalim was further renewed for an additional period of one year, ending February 2022. According to this arrangement, an agreed portion of each designated receivable is sold to the financial institution in consideration of cash in the amount of the portion sold (limited to an aggregated amount of $100 million), net of the related fees. The collection of receivables previously sold enables the recurring utilization of the abovementioned limit. The true sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9 (Financial Instruments).

This arrangement requires us to comply with a minimum balance of cash (as defined in the agreement) of $125 million. As of December 31, 2020, the total amount of receivables sold to Bank Hapoalim, out of the abovementioned limit, was $2.4 million.

Prior to this arrangement, the receivables secured certain rescheduled payments, as agreed in 2016 with certain of our creditors and lessors, which were originally due in December 2020. In August 2019, the Company prepaid the outstanding balance of such rescheduled payments in a total sum of $28.8 million.

Capital expenditures

During the years ended December 31, 2020, 2019, and 2018, our capital expenditures were $42.6 million, $16.2 million, and $22.6 million, respectively. Such expenditures, which do not include additions of leased assets, were mainly related to investments in our information systems. Our projected capital expenditures for the next 12 months are aimed to maintain our ongoing operational needs. We believe our current cash and cash equivalents, our operating cash flows and availability under our credit and factoring facilities will be sufficient to fund our operations for at least the next 12 months.

Contractual obligations and commitments

As of December 31, 2020, our contractual obligations were as follows:

	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
	(in millions)
Long-term financial debt(1)	$620.6	$33.0	$505.8	$4.3	$77.5
Lease liabilities(1)(2)	1,456.1	455.3	480.1	261.9	258.8
Other commitments(3)	250.9	151.1	81.5	16.5	1.8
Total contractual obligations	$2,327.6	$639.4	$1,067.4	$282.7	$338.1

(1)	Includes current maturities and interest. The contractual cashflows do not reflect the early repayment announced in January 2021 in respect of the cash-sweep mechanism of series 1 and 2 notes (see above) and any additional early repayment that may be further required under such mechanism.

(2)	Includes mainly leases of vessels, containers and facilities (accounted under IFRS 16).

(3)	Includes mainly short-term leases, purchase obligations and service charges. For more information about our commitments, see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report.

Off-balance sheet arrangements

As of the reporting date we do not have any off-balance sheet arrangements, other than the commitments for leases, purchase obligations and services mentioned in the table above, that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

In February 2021 we and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels to serve ZIM’s Asia-US East Coast Trade, with the vessels intended to be delivered to us between February 2023 and January 2024. This agreement is not reflected in the above table. See “–Our vessel fleet – Strategic chartering Agreement for LNG – Fueled from Seaspan Corporation”

Quantitative and qualitative disclosures about market risk

We are exposed to risks associated with adverse changes in exchange rates and commodity prices.

Management has established risk management policies to monitor and manage such market risks, as well as credit risks.

From time to time, we execute transactions of derivatives, in order to manage market risks. We are exposed to currency risk on purchases, receivables and payables where they are denominated in a currency other than the U.S. dollar. We do not enter into commodity contracts other than to meet our operational needs. These transactions do not meet the criteria for hedging for accounting purposes and therefore the change in their fair value is recognized directly in profit or loss.

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value. The valuation technique which we use in order to measure the fair value of our financial debt (as disclosed in Note 29 to our audited consolidated financial statements included in this Annual Report), is the discounted cash flows technique, considering risk-adjusted discount rates estimated using the assistance of an external evaluator. When measuring the fair value of an asset or a liability, we use market observable data to the extent applicable.

For a discussion of our exposure to market risk, including foreign currency risk and interest rate risk, and our periodic fair value measurements, see Note 29 to our audited consolidated financial statements included in this Annual Report.

Critical accounting policies and estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates. Critical accounting policies and estimates are defined as those that are reflective of significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions. For a discussion of these and other accounting policies, see Notes 3 and 4 to our audited consolidated financial statements included elsewhere in this Annual Report.

Revenue recognition

We consider each freight transaction as comprised of one performance obligation, recognized per the time-based portion completed as at the reporting date. The operating expenses related to cargo traffic are recognized immediately as incurred. If the expected incremental expenses related to the cargo exceed its expected related revenue, the loss is recognized immediately in profit or loss.

With respect to presentation and in accordance with IFRS 15 guidance, we recognize “Contract liabilities”, reflecting obligation to provide services, with respect to engagements with customers, not yet completed as at the respective reporting date. Trade receivables and contract liabilities deriving from the same contract are presented on a gross basis in the statement of financial position.

Impairment

For each reporting period, we examine whether there have been any events or changes in circumstances, which would indicate an impairment of one or more non-monetary assets or for our cash generating unit, or CGU. For the purposes of IAS 36, we have one CGU (which we refer to as the CGU) since we operate an integrated liner network, which consists of all of our operating assets. When there are indications of an impairment, a review is made as to whether the carrying amount of the non-monetary asset or CGU exceeds the recoverable amount and, if so, an impairment loss is recognized. An assessment of the impairment of goodwill is performed once a year or when signs of an impairment exist.

Under IFRS, the recoverable amount of an asset or CGU is determined based upon the higher of (i) the fair value less costs of disposal and (ii) the present value of the future cash flows expected from the continued use of the asset or CGU in its present condition, including cash flows expected to be received upon the retirement of the asset from service and the eventual sale of the asset (value in use). The future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time-value of money and the risk specific to the asset or CGU.

The estimates regarding future cash flows are based upon past experience with respect to the CGU, and on our best possible assessment regarding the economic conditions that will exist during the remaining useful life of the CGU. Such estimates rely on our current development plans and forecasts. As the actual cash flows may differ, the recoverable amount determined could change in subsequent periods, such that an additional impairment loss may need to be recognized or a previously recognized impairment loss may need to be reversed.

Given the continuing volatility in the shipping industry, which materially affected the shipping industry and our results of operations, we conducted an impairment test of our operating assets as of December 31, 2019 and 2018 (primarily our fixed and intangible assets). Further to such impairment tests we concluded that the recoverable amount of the CGU was higher than the carrying amount of the CGU by a considerable amount and, as a result, did not recognize an impairment for the CGU in our financial statements for each of the years ended December 31, 2019, and 2018.

As at December 31, 2020, we did not identify any impairment indicators in respect of the CGU. The annual impairment test for goodwill was based on fair value less cost of disposal of the CGU and did not result with in an impairment.

Assessment of probability of contingent liabilities

From time to time, we and our investees are subject to various pending legal matters. Management evaluates based on the opinion of its legal advisors, whether it is more likely than not that an outflow of economic resources will be required in respect of potential liabilities under such legal matters. The developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to a high level of uncertainty which could result in recognition, adjustment or reversal of a provision for such claims. For information with respect to the Company’s exposure to claims and legal matters, see Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report.

Leases (IFRS 16)

A lease, in accordance with IFRS 16, defined as an arrangement that conveys the right to control the use of an identified asset for a period of time in exchange for consideration, is initially recognized on the date in which the lessor makes the underlying asset available for use by the lessee. As from January 1, 2019, we adopted IFRS 16 and its related interpretations regarding lease arrangements using the modified retrospective approach (i.e., without restating its comparative figures). Upon initial recognition, we recognize a lease liability at the present value of the future lease payments during the lease term and concurrently recognize a right-of-use asset at the same amount of the liability, adjusted for any prepaid and/or initial direct costs incurred in respect of the lease. The present value is calculated using the implicit interest rate of the lease, or our incremental borrowing rate applicable for such lease, when the implicit rate is not readily determinable. The lease term is the non-cancellable period of the lease, in addition to any optional period which is reasonably certain to apply, considering extension and/or termination options. When assessing such options, the Company applies judgment, while considering all relevant aspects and circumstances, including its expected operational needs, to conclude whether it expects there will be an economic incentive to exercise such options.

Following recognition, we depreciate a right-of-use asset on a straight-line basis, as well as adjust its value to reflect any re-measurement of its corresponding lease liability or any impairment losses in accordance with IAS 36. We chose to apply the available exemptions with respect to short-term leases and leases of low-value assets, as well as the expedient with respect to the inclusion of non-lease components in the accounting of a lease.

We also apply the requirements of IFRS 15 to determine whether an asset transfer, within a transaction of sale and lease-back, is accounted for as a sale. If an asset transfer satisfies the requirements of IFRS 15 to be accounted for as a sale, we measure the right-of-use asset arising from the lease-back at the proportion of the previous carrying amount that relates to the right-of-use retained by us. Accordingly, we only recognize the amount of gain or loss that relates to the rights transferred. If the asset transfer does not satisfy the requirements of IFRS 15 to be accounted for as a sale, we account the transaction as secured borrowing.

If the terms of a lease in which we are a lessee are modified, we first assess whether the revised terms reflect an increase or a decrease in the lease scope. When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in such circumstances, we account for the modification as a separate lease. When we do not account the modification as a separate lease, on the initial date of the lease modification, we determine the revised lease term and measure the lease liability by discounting the revised lease payments using a revised discount rate, against the right-of-use asset. For lease modifications that include a decrease in scope of the lease, as a preceding step and before remeasuring the lease liability against the right-of-use asset, we first recognize a decrease in the carrying amount of the right- of-use asset (on a pro-rata basis) and the lease liability (considering the revised leased payments and pre- modification discounting rate), in order to reflect the partial or full cancellation of the lease, with the net change recognized in profit or loss.

Trend information

For a description of the factors affecting our results of operations see “- Factors affecting our income from voyages and related services”. Total global container shipping demand totaled approximately 216 million TEU in 2020 (including inland transportation) according to Drewry Container Forecaster as of December 2020. Global container demand has seen steady and resilient growth equaling a 5.9% CAGR since 2000 according to Drewry, driven by multiple factors. These include economic drivers such as GDP growth and industrial production, as well as other non-economic drivers such as geopolitics, containerization, consumer preferences and population growth. This was the first year in which demand declined since 1998. Following the Global Financial Crisis in 2008, demand for container shipping showed resiliency and increased every year from 2010 to 2019. During this period, containerization was a significant driver of growth, as goods that were once shipped via standard cargo transferred to container ships. Underlying macroeconomic growth has also required that more goods be shipped overall, further increasing demand for container ships.

According to Drewry, demand is expected to rebound from the COVID-19 crisis and achieve an approximately 6.3% CAGR from 2020 to 2024. In fact, demand growth already began to rebound by the end of Q3 2020 across the East-West trades, driven by the tapering of lockdown measures in Far East Asia, improving consumer spending and growing global e-commerce demand.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position
Executive officers
Eli Glickman	59	Chief Executive Officer and President
Xavier Destriau	48	Chief Financial Officer
Noam Nativ	50	EVP General Counsel and Company Secretary
David Arbel	61	EVP Chief Operations Officer
Yakov Baruch	53	EVP Human Resources
Eyal Ben-Amram	58	EVP Chief Information Officer
Rani Ben-Yehuda	60	EVP Cross Suez and Atlantic Trades
Saar Dotan	51	EVP Countries and Business Development
Dan Hoffmann	65	EVP Intra Asia Trade
Nissim Yochai	62	EVP Transpacific Trade
Directors
Yair Seroussi(2)	65	Chairman of the Board
Yair Caspi	48	Director
Dimitrios Chatzis	74	Director
Nir Epstein(1)(2)	51	Director
Flemming Robert Jacobs(1)(2)	77	Director
Dr. Karsten Karl-Georg Liebing	55	Director
Birger Johannes Meyer-Gloeckner	43	Director
Yoav Moshe Sebba	50	Director
Regina Ungar(1)	58	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

Board of directors

Yair Seroussi has served as the Chairman of our Board of Directors since October 2020. Mr. Seroussi was chairman of Bank Hapoalim from 2009 to 2016, and served as the head of Morgan Stanley Israel from 1993 to 2009. He is currently chairman of Enlight Renewable Energy, listed on the TASE. From 2017 to 2019 he was chairman of Mediterranean Towers which is listed on the TASE. He has been a board member of Stratasys which is listed on NASDAQ since June 2017, and a member of the investment committee of Menora Mivtachim, since March 2018. Mr. Seroussi started his career at the Israeli Ministry of Finance in February 1981 where he held senior positions, the last one as head of the Ministry’s mission to the USA from 1988 to 1992. Mr. Seroussi is also active in non-profit organizations, and was a co-founder of Tovanot Bechinuch in 2011. He has been the Chairman of the Eli Hurvitz Institute of Strategic Management in the Tel Aviv University since 2010, a member of the board of governors at the Hebrew University, the Weizmann Institute of Science, and Shenkar School of Design. Mr. Seroussi holds a bachelor’s degree in economics and political science from the Hebrew University.

Yair Caspi has served as a member of our Board of Directors since August 2019. Mr. Caspi also serves as a director in Israel Corporation Ltd., in O.P.C. Energy Ltd. since 2019 and as the Chairman in O.P.C Energy Ltd. since January 2021, as well as a director in Oil Refineries Ltd. since 2020. Mr. Caspi has served as a managing partner and senior partner at the commercial law firm of Caspi & Co. from 1998 to 2018. Mr. Caspi holds a LLB in Law and a bachelor’s degree in business administration from the Interdisciplinary Center Herzliya and an International Executive master’s degree in business administration from Northwestern University and Tel Aviv University.

Dimitrios Chatzis has served as a member of our Board of Directors since July 2014. Mr. Chatzis currently serves as the President and Managing Director of DEX Consultants S.A., which he founded in 2004. Mr. Chatzis holds diplomas in international business management and ocean & air shipping management from New York University and holds diplomas in shipping law and insurance from the Seatrade Cambridge Academy of Transport.

Nir Epstein has served as a member of our Board of Directors since July 2014 for a period of a few months and rejoined in 2018. He has served as the CEO of Epstein Capital, an independent boutique investment and merchant banking house offering a full range of M&A and financial advisory services established in 2005. Mr. Epstein holds a LL.B degree from Tel Aviv University in Israel and a master’s degree in business administration from INSEAD University in France.

Flemming Robert Jacobs has served as a member of our Board of Directors since October 2014. Mr. Jacobs currently serves as a Member of the Baltic Exchange Council, London, is a Member of the Advisory Board of the Panama Canal, Panama, and is Independent Consultant to Stonepeak Infrastructure Partners, New York. He is Non-Executive Director Emeritus of the not-for-profit Global Maritime Forum, Copenhagen, which he founded in 2017. Mr. Jacobs holds a Commercial Diploma from HH, now Copenhagen Business School, and completed a Management Course at Harvard Business School.

Dr. Karsten Karl-Georg Liebing has served as a member of our Board of Directors since July 2014. Dr. Liebing has served as Managing Partner of HAMMONIA Reederei GmbH & Co. KG since 2008 and as Managing Director of HAMMONIA Reederei GmbH & Co. KG. since 2005. He has also served as a Member of the Management Board at HCI Hammonia Shipping AG since 2007 and as a Member of the Supervisory Board at HCI Capital AG since 2013. Dr. Liebing holds a bachelor’s degree in economics from the University of Hanover in Hanover, Germany and a master’s degree in business administration and doctoral degree in economics from the University of Hamburg in Hamburg, Germany.

Birger Johannes Meyer-Gloeckner has served as a member of our Board of Directors since July 2014. He has served in various senior management positions at the CONTI Group and has served as Managing Director of CONTI HOLDING GmbH & Co. KG since 2017. Mr. Meyer-Gloeckner holds a degree in economics from Ernst-Moritz-Arndt University in Greifswald, Germany.

Yoav Moshe Sebba has served as a member of our Board of Directors since September 2011. Mr. Sebba joined the XT Group, a global shipping and holdings company, in 1998, and currently he is serving as a Managing Director of its Hi-Tech Investments company. Prior to his current position, Mr. Sebba served as a partner in Yozma Venture Capital, one of Israel’s prominent venture capital funds, in which the XT Group was a founding partner. Prior to joining the XT Group, Mr. Sebba served as a project manager at one of Israel’s leading commercial banks and at a leading consulting firm. Mr. Sebba also currently serves on the boards of directors of Phytech, Sofwave, Epitomee, Healthy.io, Cymbio and Vessle. Mr. Sebba holds a bachelor’s degree in management and industrial engineering from the Technion Institute of Technology and a master’s degree in business administration from the University of Haifa.

Regina Ungar, C.P.A (Certified Public Accountant) has served as a member of our Board of Directors since July 2014. Ms. Ungar provides corporate finance advisory services to the banking, real estate, industrial and service sectors. Over the last ten years, Mrs. Ungar allocated a significant part of her career to serving as an independent board member, active chairperson and chairing critical board committees in some of Israel’s largest and most complex corporations. Ms. Ungar was elected to serve on large uncontrolled company boards including ZIM. As an independent board member, Mrs. Ungar specializes and serves as a director with financial expertise of large public and government owned corporations, including Chairperson of the Board at Packer Steel leading a large scale reorganization of a NIS 500 million steel manufacturer specializing in coating and metal treatment and steel products as well as MIVNE Real Estate (K.D) Ltd., a public company listed on TASE. She is a Vice President of the Institute of Certified Public Accountants in Israel and holds a bachelor’s degree in accounting & economics and a master’s degree in business administration from Tel Aviv University.

Senior management

Eli Glickman has served as our Chief Executive Officer and President since July 2017. Prior to joining us, Mr. Glickman served as Chief Executive Officer of the Israeli Electric Corporation from 2011 to 2015. Prior to that, he served as Deputy Chief Executive Officer and VP Customers of Partner — Orange Cellular Communication. Mr. Glickman holds a master of science in financial management from the University of Monterey (California) and is a graduate of Georgetown University’s International Executive Business Administration program.

Xavier Destriau has served as our Chief Financial Officer since June 2018. Prior to joining us, he gained an international shipping experience with CMA CGM where he spent more than ten years serving in various senior positions such as CFO Asia and then Vice President — Head of Group Financing. Prior to CMA CGM, Mr. Destriau served as Financial Planning and Analysis Manager for Europe at Honeywell Inc. Mr. Destriau holds a Chemical Engineering degree from CPE Lyon and a Business degree from EM Lyon Business School.

Noam Nativ has served as our EVP General Counsel and Company Secretary since May 2018. Prior to joining us, Mr. Nativ served as Vice President, General Counsel and Corporate Secretary of Tnuva from October 2012 to May 2018 and as a partner at the law firm of Goldfarb Seligman & Co. from 2004 to 2012. Mr. Nativ holds an LLB (magna cum laude) from The Hebrew University of Jerusalem and an LL.M. from the University of Chicago Law School and is admitted to practice law in Israel and in the State of New York.

David Arbel has served as our Executive Vice President and Chief Operations Officer since July 2015 and is responsible for our operational and procurement activities globally. Prior to joining us, Mr. Arbel served in various senior positions in the Israeli Navy and was honorably discharged after 28 years at the rank of Colonel as Head of the Planning, Maintenance and Logistics Division. Mr. Arbel holds a B.Sc. in mechanical engineering and a master’s degree in business administration and high tech management from the Technion Israel Institute of Technology.

Yakov Baruch has served as our Executive Vice President of Human Resources since August 2012. Prior to joining us, Mr. Baruch held various positions in the Israeli Navy, where he served as Deputy of the Human Resource Division from 2008 to 2011, Head of Standards and Organization Division from 2006 to 2007 and Human Resources Manager of the Navy military base in Haifa from 2004 to 2006. Mr. Baruch holds a B.A. (cum laude) in business management and behavioral science and a master’s degree in business administration from the University of Beer-Sheba.

Eyal Ben-Amram has served as our Executive Vice President and Chief Information Officer since July 2015. Prior to joining us, he served as Vice President of Operations at N-trig from January 2010 to June 2015, as Vice President of Operations at Scitex Vision and Aprion Digital from 1999 to 2002, as Planning and Control manager at Scitex from 1995 to 1999 and as Senior Operational Researcher at El-Al Israel Airlines from 1990 to 1995. Mr. Ben-Amram holds a B.Sc. with honors in industrial engineering and a master’s degree in business administration with honors from Tel Aviv University.

Rani Ben-Yehuda has served as our Executive Vice President of Cross Suez and Atlantic Trades since 2016 and has been with us since June 2012. Prior to joining us, Mr. Ben-Yehuda served as Vice President of Customer Service at MIRS Telecom and also served for 28 years in the Israeli Navy, retiring as a Rear Admiral. Mr. Ben-Yehuda holds a B.A. in economics from Haifa University and a master’s degree in political science from the University of Haifa and the National Security College.

Saar Dotan has served as our Executive Vice President of Countries & Business Development since September 2018. Mr. Dotan has been at ZIM since March 2005. Since March 2007, he has served in various management positions, such as Vice President of Human Resources, Vice President of Ship Management & Chartering, Vice President of Europe Area, and he also previously served as Executive Vice President of Sales & Customer Service. Prior to joining ZIM, Mr. Dotan served in Ofer Brothers Haifa in various managerial positions, from March 1996 to February 2005. Mr. Dotan holds M.B.A and B.A in Economics from the University of Haifa.

Dan Hoffmann has been with us for over four decades, joining the agency team in 1979 and performing various operational and commercial roles. In 1995, Mr. Hoffmann relocated to Shanghai as our first representative in China. In 1998, Mr. Hoffmann led the creation of our wholly owned agency in China, and in 2001, he managed the creation of our logistics arm in China, ZIM China Logistics. In 2006,

Mr. Hoffmann was transferred to Hong Kong in order to be the President of our Asia-Pacific region, and by 2016, he was appointed as the CEO of Gold Star Line, our regional carrier, a role that he currently holds. Mr. Hoffmann has a bachelor’s degree in economics and oriental studies from Haifa University and an executive degree in finance from INSEAD University.

Nissim Yochai has served as our Executive Vice President of Transpacific Trade since March 2016 and is based in our regional office in Hong Kong. He joined us in 2011 with a long record of senior managerial experience in shipping and logistics. Prior to serving in this position, Mr. Yochai served as our Vice President of Global Sales from February 2015 to March 2016 and as Vice President of Corporate Customer Relationships from December 2011 to January 2015. Before joining us, Mr. Yochai served as Managing Director of Aviv Shigur Ltd, a courier services company, and as General Manager of Fridenson Air and Ocean LTD. Mr. Yochai worked for DHL Express in a variety of commercial roles, including Commercial Manager for South East Europe based in Vienna and Europe Sales Performance Manager based in Brussels, among others. Mr. Yochai holds a B.A. in business and economics from Bar Ilan University in Israel and a master’s degree in business administration from New York Institute of Technology in New York.

B.	Compensation

Compensation of directors

Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the Board of Directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under Item 6.C “Board practices - Disclosure of personal interests of a controlling shareholder and approval of certain transactions.”

For additional information, see below “— Compensation of officers and directors.”

Compensation of officers and directors

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2020 was $11.4 million. This amount includes $0.8 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to directors and officers, and other benefits commonly reimbursed or paid by companies in our industry.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to U.S. domestic companies to disclose the compensation of certain executive officers on an individual, rather than an aggregate, basis.  Nevertheless, regulations promulgated under the Companies Law will require us, after we become a public company, to disclose the annual compensation of our five most highly compensated directors and officers on an individual, rather than on an aggregate, basis. This disclosure will not be as extensive as that required of a U.S. domestic company. We intend to commence providing such disclosure, at the latest, in the annual proxy statement for our 2021 annual meeting of shareholders, which will be furnished under cover of a Form 6-K.

Reservation of Ordinary Shares (Pool) and IPO Grants

Our Board of Directors has further approved the reservation of a maximum aggregate number of 1,000,000 ordinary shares of the Company, which shall be available for issuance under either the 2018 Share Option Plan, or the Option Plan, or the 2020 Share Incentive Plan, or the Incentive Plan at the sole discretion of the Company’s Board of Directors with respect to any such issuance and its terms. Following the recommendation of our compensation committee and the approval of our audit committee, our Board of Directors approved the grant of options exercisable for our ordinary shares in connection with the closing of our initial public offering to a senior member of the Company’s management, with a fair market value (using a Black-Scholes valuation) equivalent to NIS 9.6 million translated into USD at the exchange rate in effect on the grant date. The options granted under our Incentive Plan at an exercise price per share equal to the public offering price of $15.00 and exercisable for a term of five years from grant date, subject to vesting. 25% of the options shall vest upon the first anniversary of the grant date with the remaining options vesting in equal quarterly installments over the following three-year period. The options were granted under the capital gains track through a trustee, under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961. Such options are exercisable for 545,766 ordinary shares. For the description of the 2018 Share Option plan and 2020 Share Incentive Plan See “Item 6.E Share Ownership”.

In addition, in connection with our initial public offering, we granted an aggregate of $8.0 million in cash bonuses to certain of our employees.

Employment agreements with executive officers

We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding confidentiality, non-competition/non-solicitation and ownership of intellectual property. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States and possibly elsewhere is subject to limitations.

In addition, our executive officers who are employed in our headquarters in Israel enjoy other standard terms offered to senior managers in the Israeli market such as annual vacation days and annual sick days in excess of the statutory quota, and coverage of car expenses.

Furthermore, all of our executive officers have received indemnification letters from us, are entitled to annual bonus (subject to the discretion of our compensation committee and board and to meeting required KPIs) and may participate in our long term equity incentive plans which we adopted in 2018 and in 2020, \, and are also entitled to certain additional benefits such as pension, life and health insurance and holiday gifts, as well as coverage of business expenses incurred in the course of their performance of their work.

In addition, we are required to provide notice prior to terminating the employment of our executive officers, generally between three to six months, other than in the case of a termination under circumstances which deprive the executive officer of severance pay under Israeli law, a breach of trust, or the executive officer’s breach of the terms of confidentiality, non-competition/non-solicitation or ownership of intellectual property provisions of the relevant employment agreement.

C.	Board practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, may, subject to certain conditions, “opt out” from the requirement of the Companies Law to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors (other than the gender diversification rule under the Companies Law which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the Board of Directors are of the same gender). In accordance with these regulations, we have elected to “opt out” from such requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law’s requirements will continue to be available to us so long as we comply with the following: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the NYSE, and (iii) we comply with the director independence requirements and the requirements regarding the composition of the audit committee and the compensation committee under U.S. laws (including applicable NYSE rules) applicable to U.S. domestic issuers.

Our Board of Directors has adopted corporate governance guidelines, which will serve as a flexible framework within which our Board of Directors and its committees operate, subject to the requirements of applicable law and regulations. Under these guidelines, it will be our policy that the positions of chairperson of the Board of Directors and Chief Executive Officer may not be held by the same person unless approved by our shareholders pursuant to the Companies Law, as described below under “— Chairperson of the Board of Directors”. Our Board of Directors will also be responsible for nominating candidates for election to the Board of Directors, reviewing candidates’ qualifications for Board membership (including making independence determinations) and evaluating the composition of the Board. These guidelines also set forth the responsibilities of our audit committee and compensation committee and our policies with respect to director compensation, in each case as described further below.

We rely on the “home country practice exemption” with respect to certain listing requirements of the NYSE, including, for example, to have a nominating committee or to obtain shareholder approval for certain issuances to related parties or the establishment or amendment of certain equity-based compensation plans. We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE, including the requirement to obtain shareholder approval for certain other dilutive events (such as issuances that will result in a change of control or other transactions involving the issuance of a number of ordinary shares equal to 20% or more of our outstanding ordinary shares). We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NYSE corporate governance rules.

On March 10, 2021, the Israeli Ministry of Justice issued a memorandum proposing several legislative amendments to the Companies Law concerning companies without a controlling shareholder, such as ourselves, in light of the growing trend of decentralized ownership structures seen in public companies. The publication of such memorandum was done in recognition of the fact that decentralized ownership structures are characterized by a different agency problem than that of centralized ownership structures. Thus, the memorandum proposes amendments that would align various corporate governance provisions to be better suited to the circumstances of such decentralized ownership structures. Generally, such proposed amendments concern, among other things, the definition of ‘control’ (where “control” will also include instances of 25% or more holdings of the means of control in a company where there is no holder of more than 50% of the means of control in the said company), changes to the composition of the board of directors, (generally, the replacement of external directors with a majority of independent directors in cases where there is no controlling shareholder), the nomination of candidates for the position of director on behalf of the board of directors by a nomination committee, the recommendation to appoint a ‘lead independent director’ for companies whose chairperson and CEO is the same person, the requirement to approve extraordinary transactions with certain material related parties (related parties holding 10% or more of the means of control in a company without a controlling shareholder) by the audit committee and board of directors, the requirement to approve non-extraordinary transactions with directors by the audit committee and board of directors, and the requirement to approve extraordinary transactions with directors (even if not compensation related) by the audit committee, board of directors and the general meeting (by regular majority). There is no certainty as to when the provision of these amendments will indeed take effect, if at all.

Board of directors

Under the Companies Law and our amended and restated articles of association, our business and affairs are managed under the direction of our Board of Directors.

Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors. All other executive officers are appointed by the Chief Executive Officer and approved by the compensation committee and the Board of Directors and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Our Board of Directors has determined that four of our nine directors are independent under NYSE rules. Dimitrios Chatzis, Yair Caspi, Birger Johannes Meyer-Gloeckner, Yoav Sebba and Dr. Karsten Karl-Georg Liebing are not independent. Although our Board of Directors has determined that less than a majority of our current directors are independent, we intend to comply with the rule of the NYSE that a majority of our directors be independent within one year following the listing of our shares on NYSE.

Under our amended and restated articles of association, our Board of Directors must consist of at least seven and not more than nine directors, including at least two external directors to the extent required to be appointed under the Companies Law and regulations promulgated under that law. Our Board of Directors consists of nine directors. Each director will hold office until the next annual general meeting of our shareholders, unless the director is removed by a majority vote of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, our amended and restated articles of association allow our Board of Directors to appoint directors, create new directorships or fill vacancies on our Board of Directors, who will hold office until the next annual general meeting following their appointment. To the extent applicable and unless the exemptions under the Companies Law apply, external directors are elected for an initial term of three years and may be elected for up to two additional three-year terms and thereafter for additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two, and that each of Yair Seroussi, Nir Epstein, Dr. Karsten Karl-Georg Liebing and Regina Ungar satisfy this requirement.

Chairperson of the Board of Directors

Our amended and restated articles of association provides that the chairperson of the board is appointed by the members of the Board of Directors and serves as chairperson of the board throughout his or her term as a director, or until the appointment of a different chairperson in his or her place (the earlier of the two), unless resolved otherwise by the Board of Directors. Under the Companies Law, the Chief Executive Officer or a relative of the Chief Executive Officer may not serve as the chairperson of the Board of Directors, and the chairperson of the Board of Directors or a relative of the chairperson may not be vested with authorities of the Chief Executive Officer, without shareholder approval by a special majority.

External directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NYSE, are required to appoint at least two external directors. The external directors must meet strict independence criteria to ensure that they are unaffiliated with the company and any controlling shareholder. At least one of the external directors is required to have financial and accounting expertise, and the other external director must have either financial and accounting expertise or professional qualifications, as defined in the regulations promulgated under the Companies Law. The Companies Law also provides that the external directors must serve on both the audit committee and the compensation committee, that the audit committee and the compensation committee must both be chaired by an external director, and that at least one external director must serve on every board committee authorized to exercise powers of the Board of Directors. Additional rules govern the term and compensation of external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors. In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors.

Director independence

Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board of Directors has determined that each of Yair Seroussi, Nir Epstein, Flemming Robert Jacobs and Regina Ungar do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined in the rules of the NYSE. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in Item 8.A “Related Party Transactions.” We intend to comply with the rule of the NYSE that a majority of our directors be independent within one year following the listing of our shares on NYSE.

Committees of the Board of Directors

Our Board of Directors established an audit committee and a compensation committee in according with SEC rules and NYSE requirements. The composition and responsibilities of each of the committees of our Board of Directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our Board of Directors. Since we have opted out of the requirements of the Companies Law regarding the composition of committees, we believe that the composition and functioning of all of our committees complies with the applicable requirements of the Exchange Act, the NYSE rules, SEC rules and regulations and the applicable provisions of the Companies Law.

Audit committee

Under the Companies Law, the Board of Directors of a public company must appoint an audit committee that will comply with certain composition requirements, subject to the possibility of a company to opt out of certain Companies Law requirements under certain circumstances, as we have. Accordingly, our audit committee consists of Flemming Robert Jacobs, Nir Epstein and Regina Ungar, each of whom meets the requirements for independence under the rules of the NYSE and the applicable rules and regulations of the SEC. Each member of our audit committee also meets the financial literacy requirements in the NYSE rules and the applicable rules and regulations of the SEC. In addition, our Board of Directors has determined that each of Nir Epstein and Regina Ungar is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things:

•	Retain, oversee, compensate, evaluate and terminate our independent auditors, subject to the approval of the Board of Directors, and to the extent required, to that of the shareholders;

•	approve or, as required, pre-approve, all audit, audit-related and all permitted non-audit services and related compensation and terms, other than de minimis non-audit services, to be performed by the independent registered public accounting firm;

•	oversee the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and prepare such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•	review with management, and our independent auditor, as applicable, our annual, semi-annual and quarterly audited and unaudited financial statements prior to publication and/or filing (or submission, as the case may be) to the SEC;

•	recommend to the Board of Directors the retention, promotion, demotion and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law;

•	approve the yearly or periodic work plan proposed by the internal auditor;

•	review with our general counsel and/or external counsel, as deemed necessary, legal or regulatory matters that could have a material impact on the financial statements or our compliance policies and procedures;

•	establish policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers, directors, or controlling shareholders, or affiliates thereof, or transactions that are not in the ordinary course of the company’s business, and determine whether such transactions are extraordinary;

•	review and approve any engagements or transactions that require the audit committee’s approval under the Companies Law;

•	receive and retain reports of suspected business irregularities and legal compliance issues, and suggest to the Board of Directors remedial courses of action; and

•	establish procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee operates under a written charter, that satisfies the NYSE rules, the applicable rules and regulations of the SEC and the applicable provisions of the Companies Law.

Compensation committee

Under the Companies Law, the Board of Directors of a public company must appoint a compensation committee. The Companies Law provides composition requirements applicable to a compensation committee, unless a company elects to opt-out of certain Companies Law requirements, under certain circumstances, as we have. Our compensation committee consists of Flemming Robert Jacobs, Nir Epstein and Yair Seroussi, each of whom meets the requirements for independence under the NYSE rules and the applicable rules and regulations of the SEC.

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

•	recommend to the Board of Directors with respect to the approval of the compensation policy for directors and officers and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•	review the implementation of the compensation policy and periodically recommend to the Board of Directors with respect to any amendments or updates to the compensation policy;

•	resolve whether or not to approve arrangements with respect to the terms of engagement and employment of officers and directors; and

•	exempt, under certain circumstances, the compensation terms of a candidate for chief executive officer from the requirement to obtain shareholder approval.

An officer is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under Item 6.A “Directors, senior management and employees – Directors and Senior Management” is an officer under the Companies Law.

Our compensation committee will operate under our adopted written charter that satisfies the NYSE rules, the applicable rules and regulations of the SEC and the provisions of the Companies Law.

Committee charters and chairpersons

We posted the charters of our audit and compensation committees, and any amendments thereto that may be adopted from time to time, on our website. Information on or that can be accessed through our website is not part of this Annual Report.

Nir Epstein and Flemming Robert Jacobs were appointed as the chairperson of our audit committee and compensation committee, respectively, following the recommendation of the Board of Directors.

Compensation policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the Board of Directors after receiving and considering the recommendations of the compensation committee. Such compensation policy must be approved at least once every three years (except for the initial approval which can be made after a five-year term), first, by our Board of Directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•	at least a majority of the shares of the non-controlling shareholders and shareholders that do not have a personal interest in the approval, which are voted at the meeting, are voted in favor (disregarding abstentions); or

•	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment, which are voted against such appointment, does not exceed two percent of the aggregate voting rights in the company.

We refer to such majority as “Special Majority for Compensation”.

Under special circumstances, the Board of Directors may approve the compensation policy despite the objection of the shareholders provided that the compensation committee, and then the Board of Directors, decide, on the basis of detailed grounds and after further discussion of the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

As described below, our shareholders approved a compensation policy and in accordance with applicable regulations it may remain in effect for term of five years from the date we became a public company.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of engagement or employment of the directors and officers, including exculpation, insurance, indemnification, or any monetary payment or obligation of payment in respect of engagement or employment. The compensation policy must be established and subsequently reevaluated from time to time according to certain factors, including: the advancement of the company’s objectives, business plan, and long-term strategy; the creation of appropriate incentives for directors and officers, while considering, among other things, the company’s risk management policy; the size and the nature of its operations; and with respect to variable compensation, the contribution of the director and officer towards the achievement of the company’s long-term goals, and the maximization of its profits, all with a long-term objective and according to the position of the director and officer. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise, and accomplishments of the relevant director or officer;

•	the director’s or officer’s position, responsibilities, and prior compensation agreements with him or her;

•	the ratio between the cost of the terms of employment of an office holder and the cost of employment of other employees of the company, including employees employed through contractors who provide services to the company, and in particular, the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the working relationship in the company;

•	if the terms of engagement or employment include variable components — the possibility of reducing variable components at the discretion of the Board of Directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•	if the terms of engagement or employment include severance compensation — the term of engagement or employment of the director or officer, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits, and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other features:

•	with regards to variable components:

•	with the exception of officers who report directly to the chief executive officer, determining the variable components on a long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of a director or officer will be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such director’s or officer’s contribution to the company; and

•	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

•	claw-back provisions under which the director or officer will be required to return to the company, according to terms to be set forth in the compensation policy, any amounts paid as part of his or her terms of engagement or employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of engagement or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

Our compensation policy

Our compensation policy is designed to promote retention and motivation of directors and officers, incentivize superior individual excellence, align the interests of our directors and officers with our long-term performance, and provide a risk management tool. To that end, a portion of a director’s and officer’s compensation package is targeted to reflect our short and long-term goals, as well as individual performance. On the other hand, our compensation policy includes measures designed to reduce the director’s and officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of a director or officer, and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our directors’ and officers’ individual characteristics (such as his or her respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our directors and officers and considers the internal ratios between compensation of our directors or officers and between directors and officers and other employees. Pursuant to our compensation policy, the compensation that may be granted to a director or officer may include: base salary, benefits, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements), equity-based compensation, benefits, and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the officer’s base salary.

An annual cash bonus may be awarded to our officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our officers, other than our Chief Executive Officer, will be based on performance objectives and a discretionary evaluation of the officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds.

The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and Board of Directors. A non-material portion of the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the Board of Directors, based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of our officers in the long term. Our compensation policy provides for officers’ compensation in the form of share options or other equity- based awards, such as restricted shares and restricted share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to officers shall be subject to vesting periods in order to promote long-term retention of the awarded officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role, and the personal responsibilities of the officer.

In addition, our compensation policy contains compensation recovery, or claw-back provisions, in the event of an accounting restatement, provisions which allow us under certain conditions to recover bonuses, bonus compensation or performance-based equity compensation paid in excess, and allow us to exculpate, indemnify, and insure our directors and officers to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our Board of Directors in accordance with the amounts set forth therein.

Our compensation policy was approved by our shareholders on December 22, 2020, following the recommendation of the compensation committee and the approval of our audit committee and Board of Directors. Under the Companies Law, our compensation policy shall remain in effect for a term of five years until February 1, 2026.

Internal auditor

Under the Companies Law, the Board of Directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or a director or officer or a relative of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Ms. Simcha Dahan-Nagar serves as our internal auditor.

D.	Employees

Crew and shore employees

As of December 31, 2020, we had 141 seagoing staff serving on our vessels, 3,794 full time shore employees and 1,351 contractors, with 836 located in Israel, 481 in the United States, 761 in China and 3,067 across approximately 92 other countries. The following table shows a breakdown of our full-time shore employees by category of activity as of the dates indicated:

	Year ended December 31
	2020	2019	2018
Operational, administrative, and other	2,832	2,711	2,735
Sales and marketing	756	777	744
Information technology	206	199	203
Total	3,794	3,687	3,682

Approximately 86 % of our employees in Israel work under collective bargaining agreements. Extension orders issued by the Israeli Ministry of Labor, Welfare and Social Services apply to us and affect matters such as cost of living adjustments to salaries, number of working hours, recuperation pay, travel expenses, and pension rights. Other than as described in “Risk factors — Labor shortages or disruptions could have an adverse effect on our business and reputation,” we have not experienced labor-related work stoppages or strikes in the past three years and believe that our relations with our employees are satisfactory.

With respect to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti- discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements and we make monthly contributions to severance pay funds for all employees. Our collective bargaining agreements provide our Israeli employees with beneficial arrangements such as a salary which exceeds minimum wage, annual leave and sick days in an amount which also exceeds the statutory rights, and additional payments which are beneficiary (clothing, certain supplemental payments for shifts, etc.). In addition, since our Israeli employees are unionized, termination procedures, and any other procedure which affect employees generally require consultation with the workers’ committee.

In addition, certain of our full time Israeli shore employees obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age qualifying them for an exemption (generally 40 for men who are not officers or do not have specified military professions) and, in the event of a military conflict, may be called to active duty.

E.	Share ownership

Share Option Plans

We have filed a registration statements on Form S-8 with the SEC, covering all of the ordinary shares issuable under the Option Plan and Incentive Plan. The following is a description of our Option and Incentive Plans:

2018 Share Option Plan

We adopted the 2018 Share Option Plan, or the Option Plan, pursuant to which we issued options to purchase ordinary shares of the Company, then representing approximately 5% of the Company’s issued share capital, to certain employees of the Company and its direct or indirect subsidiaries, or the Participants and the Group, respectively. All the options were granted at an exercise price of $10.00 per ordinary share (which became $1.00 per ordinary share after giving effect to the Pre-IPO Share Split) and they vest over a four-year period in a manner that 50% of the options granted vested on May 24, 2020; 25% of the options granted will vest on May 24, 2021 and the remaining 25% of the options granted will vest on May 24, 2022, all subject to the continuous employment or service of the Participants with the Group. The vesting of the options will automatically accelerate upon the consummation of an M&A transaction within the meaning of such term in the Option Plan. The exercise of the options will be by way of a cashless mechanism only. The Options are subject to customary adjustments including in connection with changes in capitalization, rights offering, dividend and changes in the organizational structure. The options expire on the sixth anniversary of their date of grant (i.e., May 24, 2024), subject to certain extension if the expiration date falls during a “blackout” period. The administrator of the Option Plan has discretion to extend the term of the options by up to two (2) periods of one (1) year each. Our Board of Directors, or a committee appointed by the board will have the power to administer the Option Plan, subject to applicable law.

2020 Share Incentive Plan

We have also adopted the 2020 Share Incentive Plan, or the Incentive Plan. Pursuant to the Incentive Plan, we may issue ordinary shares or restricted ordinary shares, options to purchase ordinary shares, restricted share units or any other share-based award, or collectively, the Awards, to certain key employees, officers, directors, consultants and advisors of the Company and its direct or indirect subsidiaries, or the Participants and the Group, respectively. The Awards to be granted will have an exercise price equal to the average closing price per ordinary share on the stock exchange in which the ordinary shares are principally traded over the thirty (30) day calendar period preceding the subject date (unless otherwise determined by the Board of Directors). Unless otherwise determined by the Board of Directors, 25% of the Awards will vest upon the first anniversary of the vesting commencement date determined by the Board of Directors and 6.25% of the Awards will vest at the end of each three (3) month period following such first anniversary, such that 100% of the Awards will vest upon their fourth anniversary of the vesting commencement date, subject to the Participant’s continued employment or service (as applicable). The vesting of the Awards will automatically accelerate upon the occurrence of certain Corporate Events, as such term is defined in the Incentive Plan. The exercise of options and (if and to the extent applicable) restricted share units shall be made by way of a “cashless” exercise, subject, in case of 102 Trustee Awards to a specific IOTA ruling (to the extent required). The Company may apply in its sole discretion additional procedures and requirements in connection with the exercise or sale mechanism of Awards by any Participant. The Awards are subject to customary adjustments including in connection with changes in capitalization, rights offering and distribution of cash dividends. The Awards expire on the tenth anniversary of their date of grant, subject to early termination and acceleration provisions. Our Board of Directors will have the power to administer the Incentive Plan, subject to applicable law.

The Special State Share

When the State of Israel sold 100% of its interest in us in 2004 to Israel Corporation Ltd., we ceased to be a “mixed company” (as defined in the Israeli Government Companies Law, 5735-1975) and issued a Special State Share to the State of Israel whose terms were amended as part of the Company’s 2014 debt restructuring. The objectives underlying the Special State Share are to (i) safeguard our existence as an Israeli company, (ii) ensure our operating ability and transport capacity so as to enable the State of Israel to effectively access a minimal fleet in a time of emergency or for national security purposes and (iii) prevent elements hostile to the State of Israel or elements liable to harm the State of Israel’s interest in the Company or its foreign or security interests or its shipping relations with foreign countries, from having influence on our management. The key terms and conditions of the Special State Share include the following requirements:

•       We must be, at all times, a company incorporated and registered in Israel, with our headquarters and principal and registered office domiciled in Israel.

•       Subject to certain exceptions, we must maintain a minimal fleet of 11 seaworthy vessels that are fully owned by us, either directly or indirectly through our subsidiaries, at least three of which must be capable of carrying general cargo. Subject to certain exceptions, any transfer of vessels in violation thereof shall be invalid unless approved in advance by the State of Israel pursuant to the mechanism set forth in our amended and restated articles of association. Currently, as a result of waivers received from the State of Israel, we own fewer vessels than the minimum fleet requirement.

•      At least a majority of the members of our Board of Directors, including the chairperson of the board and our chief executive officer, must be Israeli citizens.

•      The State of Israel must provide prior written consent for any holding or transfer of shares that confers possession of 35% or more of our issued share capital, or that provides control over us, including as a result of a voting agreement.

•      Any transfer of shares that confers its owner with a holding of more than 24% but not more than 35% of our issued share capital will require an advance notice to the State of Israel which will include full details regarding the proposed transferor and transferee, the percentage of shares to be held by the transferee after the transfer and relevant details regarding the transaction, including voting agreements and agreements for the appointment of directors (if any). If the State of Israel shall be of the opinion that the transfer of shares may possibly harm the security interests of the State of Israel or any of its vital interests or that it has not received the relevant information for the purpose of reaching its decision, the State of Israel shall be entitled to serve notice, within 30 days, that it objects to the transfer, giving reason for its objection. In such circumstances, the party requesting the transfer may initiate proceedings in connection with this matter with the competent court, which will consider and rule on the matter.

•      The State of Israel must consent in writing to any winding-up, merger or spin-off, except for certain mergers with subsidiaries that would not impact the Special State Share or the minimal fleet.

•      We must provide governance, operational and financial information to the State of Israel similar to information that we provide to our ordinary shareholders. In addition, we must provide the State of Israel with particular information related to our compliance with the terms of the Special State share and other information reasonably required to safeguard the State of Israel’s vital interests.

•      Any amendment, review or cancellation of the rights afforded to the State of Israel by the Special State Share must be approved in writing by the State of Israel prior to its effectiveness.

Other than the rights enumerated above, the Special State Share does not grant the State any voting or equity rights. The full provisions governing the rights of the Special State Share appear in our amended and restated articles of association. We report to the State of Israel on an ongoing basis in accordance with the provisions of our amended and restated articles of association. Certain asset transfer or sale transactions that in our opinion require approval, have received the approval of the State (either explicitly or implicitly by not objecting to our request).

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 12, 2021, by (i) each person or entity known by us to own beneficially own 5% or more of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group, based upon the 115,000,000 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of such date, and reflecting a share split of 1:10 ratio entered into effect following our initial public offering.

To our knowledge, as of March 12, 2021, we had three shareholders of record in the United States holding approximately 17.41% of our outstanding ordinary shares. All of our ordinary shares have the same voting rights.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 12, 2021, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of beneficial Owner	Ordinary Shares Owned		Percentage of Ordinary Shares	Special State Share	Percentage of Special State Share owned
Principal Shareholders
Kenon Holdings Ltd.(1)	32,000,000		27.8%
Deutsche Bank AG — London Branch(2)	15,730,530		13.7%
Danaos Corporation(3)	10,186,950		8.9%
State of Israel(5)				1	100%
State of Israel(5)
Executive Officers and Directors
Eli Glickman		*	*
Xavier Destriau		*	*
David Arbel		*	*
Yakov Baruch		*	*
Eyal Ben-Amram		*	*
Rani Ben-Yehuda		*	*
Saar Dotan		*	*
Dan Hoffmann		*	*
Noam Nativ		*	*
Nissim Yochai		*	*
Yair Seroussi		*	*
Yair Caspi
Dimitrios Chatzis
Nir Epstein
Flemming Robert Jacobs		*	*
Dr. Karsten Karl-Georg Liebing
Birger Johannes Meyer-Gloeckner
Yoav Moshe Sebba
Regina Ungar

* Less than 1%.

(1)	Kenon Holdings Ltd., or Kenon, is a publicly traded corporation (NYSE and TASE: KEN). The address for Kenon Holdings Ltd. is 1 Temasek Avenue, #36-01 Millenia Tower, Singapore 039192.

(2)	Deutsche Bank AG — London Branch is a publicly traded corporation (FRA: DBK; NYSE: DB). The address for Deutsche Bank AG — London Branch is Taunusanlage 12, 60325 Frankfurt am Main, Germany.

(3)	Danaos Corporation is a publicly traded corporation (NYSE: DAC). The address for Danaos Corporation is c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

(4)	For a description of the different voting rights held by the holder of the Special State Share, see “Item 6.E— Share ownership - The Special State Share.”

B.	Related party transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Approval of related party transactions

Fiduciary duties of directors and officers

The Companies Law codifies the fiduciary duties that directors and officers owe to a company.

A director’s or officer’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires a director or officer to act with the level of care with which a reasonable director or officer in the same position would have acted under the same circumstances. The duty of loyalty requires that a director or officer act in good faith and for the company’s benefit.

The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions. The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the director or officer received as a result of his or her position as a director or officer.

The company may approve an act specified above that would otherwise constitute a breach of the director’s or officer’s duty of loyalty, provided that the director or officer acted in good faith, the act or its approval does not harm the company and the director or officer discloses his or her personal interest a sufficient time in advance of discussion on the approval of such act.

Disclosure of personal interests of a director or officer and approval of certain transactions

The Companies Law requires that a director or officer promptly disclose to the Board of Directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. Such disclosure must be made promptly and, in any event, no later than the first meeting of the Board of Directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. Except in certain circumstances, a personal interest includes the personal interest of a person for whom the director or officer holds a voting proxy or the personal interest of the director or officer with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that a director or officer has a personal interest in a non-extraordinary transaction (meaning any transaction that is in the ordinary course of business, on market terms and is not likely to have a material impact on the company’s profitability, assets or liabilities), approval by the Board of Directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction that is not for the company’s benefit may not be approved by the Board of Directors.

Approval first by the audit committee and subsequently by the Board of Directors is required for an extraordinary transaction (meaning, any transaction that is either not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which a director or officer has a personal interest.

Notwithstanding the foregoing, approval of compensation (including the grant of exculpation, indemnification or insurance) of an officer who is not a director requires approval first by the company’s compensation committee, then by the company’s Board of Directors, and, if such compensation arrangement is inconsistent with the company’s stated compensation policy or if the officer is the Chief Executive Officer (apart from a number of specific exceptions), then such arrangement is subject to shareholder approval by the Special Majority for Compensation. Arrangements regarding the compensation of a director require the approval of the compensation committee, Board of Directors and shareholders by ordinary majority, in that order, and under certain circumstances, also by the Special Majority for Compensation.

A director or officer who has a personal interest in a transaction which is considered at a meeting of the Board of Directors or the audit committee generally (unless it is with respect to a transaction which is not an extraordinary transaction) may not be present at such a meeting or participate in the discussion or voting on that matter, unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the Board of Directors has a personal interest in the approval of such a transaction then all of the directors may participate in discussions and vote of the audit committee or Board of Directors, as applicable, and, if a majority of the members of the Board of Directors has a personal interest, shareholder approval is also required.

Disclosure of personal interests of controlling shareholders and approval of certain transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and officers also apply to a controlling shareholder of a public company. In this context, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee, the Board of Directors and the shareholders of the company, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not a director or officer or (d) the employment of a controlling shareholder or his or her relative by the company, other than as a director or officer. In addition, the shareholder approval requires one of the following, which we refer to as a Special Majority:

•	at least a majority of the shares held by all shareholders who do not have a personal interest in the approval of the transaction and who are present and voting at the meeting approves the transaction, excluding abstentions; or

•	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto. The audit committee is also empowered to determine whether a transaction with a controlling shareholder is extraordinary, to establish criteria in advance for determining whether any such transaction is extraordinary and to set policies governing the process for entering into transactions with controlling shareholders.

Arrangements regarding the compensation, exculpation, indemnification or insurance of a controlling shareholder in his or her capacity as a director or officer require the approval of the compensation committee, Board of Directors and shareholders by a Special Majority.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and Board of Directors.

Shareholder duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Furthermore, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of a director or officer of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Vessels chartered-in from interested and related parties

We have been chartering in vessels from corporations affiliated with Kenon and/or its controlling shareholders. All such charters were approved as non-extraordinary transactions within the meaning of such term in the Companies Law (i.e., transactions conducted in the ordinary course of business, on market terms and which do not have a material impact on our assets, liabilities or profits). The aggregate amount paid in connection with these charters during the years ended December 31, 2020, 2019 and 2018 was $28.0 million, $22.3 million and $25.9 million, respectively.

We have been chartering in vessels from corporations affiliated with the Danaos Corporation. Dimitrios Chatzis, who serves as a director on our Board of Directors, is the father of the CFO of the Danaos Corporation. All such charters that were approved following the appointment of Mr. Chatzis to our Board of Directors, were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. The aggregate amount paid in connection with these charters during the years ended December 31, 2020, 2019 and 2018 was $28.4 million, $41.4 million and $36.5 million, respectively.

We have been chartering in vessels from corporations affiliated with the Conti Group. Birger Johannes Meyer-Gloeckner, who serves as a director on our Board of Directors, also serves as a Senior Executive Manager of the Conti Group. All such charters that were approved following the appointment of Mr. Meyer- Gloeckner to our Board of Directors, were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. The aggregate amount paid in connection with these charters during the years ended December 31, 2020, 2019 and 2018 was $18.1 million, $13.9 million and $11.2 million, respectively.

We have been chartering in vessels from, engaging in certain commercial management services with, and providing operating services to, corporations affiliated with Hammonia Reederei GmbH & Co. KG, or Hammonia, and Peter Doehle. Hammonia is a partnership in which one of the three main partners until February 2019 was Peter Doehle. Dr. Karsten Karl-Georg Liebing, who serves as a director on our Board of Directors, holds a minority interests in, and serves as one of the managing directors of, Hammonia. All such engagements that were approved following the appointment of Dr. Liebing to our Board of Directors, were approved as non-extraordinary transactions within the meaning of this term in the Companies Law.

The aggregate amount paid in connection with these charters during the years ended December 31, 2020, 2019 and 2018 was $6.5 million, $41.7 million and $53.1 million, respectively.

Internal Procedure for the Approval of Non-Extraordinary Transactions for the Charter of Vessels

Pursuant to the Companies Law, Extraordinary Transactions (as defined below) of a public company with its controlling shareholder or with another person in which the controlling shareholder has a personal interest require a special set of approvals, including by the public company’s shareholders by a special majority, while non-Extraordinary Transactions with such parties require approval by the audit committee and Board of Directors. On November 29, 2020 our Board of Directors approved, following the approval of our audit committee on November 27, 2020, an internal procedure, or the Procedure, which sets forth guidelines for the approval of the chartering of vessels from Kenon or any other person in which Kenon has a personal interest (each shall be referred to herein as a “Related Party”) as non-Extraordinary Transactions for so long as Kenon is a Controlling Shareholder of the Company.

Although the definition of a “Controlling Shareholder” for this purpose in the Companies Law discusses a holding of 25% or more of the voting rights in a company if there is no other person who holds more than 50% of the voting rights in such company, our audit committee and Board of Directors voluntarily broadened the definition of a “Controlling Shareholder”, for purposes of the Procedure, to include a holding of 20% or more of the voting rights in the Company if there is no other person who holds more than 50% of the voting rights in the Company, as detailed below.

Accordingly, if Kenon holds more than 20% of the voting rights in the Company and no other person holds more than 50% of the voting rights in the Company, Kenon shall be deemed to be a Controlling Shareholder for purposes of the Procedure and the Procedure shall apply to determine whether certain charter transactions between the Company and Kenon or any Related Party may be approved by the audit committee and Board of Directors as non-Extraordinary Transactions.

For the purpose of the Procedure, the following definitions shall carry the respective meanings set forth below:

“Controlling Shareholder” — a Holder of Control, including a person who Holds 20% or more of the voting in the Company’s general meeting, assuming there is no other person who Holds more than 50% of the voting rights in the Company. For the purpose of “Holding”, two or more persons, who Hold voting rights in the Company and each of which has a Personal Interest in the approval of the Transaction being brought for the approval of the Company, shall be considered to be joint holders.

“Control” — means the ability to direct the Company, or the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity through ownership, by contract, or otherwise, excluding an ability derived merely from serving as a director or in another office in the Company, and a person shall be presumed to control the Company if such person holds 50% or more of a certain type of means of control of the Company.

“Holdings” — with regard to securities or voting powers, etc., means either separately or jointly, directly or indirectly, through a trustee, trust company, nominee company or in any other manner; with regard to holding or an acquisition by a company, such term also includes holdings by a subsidiary or an affiliate company; and with regard to holdings or an acquisition by an individual, such individual and family members who reside with that individual, or if the main source of income of such individual and/or family member(s) is dependent on the other, such persons shall be considered as one person.

“Extraordinary Transaction” — means a Transaction meeting at least one of the following characteristics: (i) not in the ordinary course of the Company’s business; (ii) not on market terms; or (iii) likely to have a material impact on the Company’s assets, liabilities or profits.

The following are the parameters for the classification of charter transactions from Related Parties as non-Extraordinary Transactions:

1.	The audit committee and the Board of Directors have determined that chartering of vessels is conducted in the ordinary course of the Company’s business and in the shipping industry as a whole.

2.	The contemplated charter must be compatible with the Company’s operational and business needs (including age, size, technical specifications, original designation, charter period, etc.), all in the Company’s sole discretion, given the Company’s work and strategic plans.

3.	The cumulative number of vessels that are chartered in from the Related Parties shall not exceed:

4.	in the event the total fleet of the Company (either owned vessels or chartered vessels) consists of 100 vessels or less, the lower of (i) 20 vessels or (ii) 25% of the total fleet; and (B) in the event the total fleet of the Company (either owned vessels or chartered vessels) consists of more than 100 vessels, 25% of the total fleet.

5.	The scope of the contemplated charter from the Related Party at the date of approval of the said charter must meet the following cumulative parameters:

•	The total charter obligations of the Company from the relevant charter transaction with the Related Party divided by the Company’s total charter obligations from all vessels chartered by the Company, including the charter proposed to be approved with the Related Party, shall not exceed 5%. For the purpose of this parameter, the last contractually agreed upon charter periods, including any option periods, shall be taken into account in the calculation of the charter costs.

•	The total charter obligations of the Company from all vessels chartered from the Related Party (including the contemplated charter) divided by the Company’s total charter obligations from all vessels chartered by the Company (including from Related Parties) shall not exceed 22%. For the purpose of this parameter, the last contractually agreed upon charter periods, including any option periods, shall be taken into account in the calculation of the charter costs.

6.	Charters from the Related Parties shall be made on market terms, which shall be determined based on relevant market data concerning the most recent charter transactions in the market of similar nature, and on the experience and expertise of the members of the audit committee and the Board. In the determination of similar charters, the audit committee and Board of Directors will take into account the use of vessels as similar as possible to the vessel involved in the contemplated charter, and relevant parameters including: age, size, technical specifications, charter speed, fuel consumption, etc., all subject to necessary adjustments.

7.	The audit committee will review the Procedure on an annual basis in order to confirm the parameters detailed therein comply with the classifications of the charters of vessels from Related Parties as non-Extraordinary Transactions.

Transportation of containers

We provide services for the transportation of containers to ICL Group and the Oil Refineries Ltd. (Bazan) Group, which are corporations affiliated with Kenon and/or its controlling shareholder. All such services were approved as non-extraordinary transactions within the meaning of this term in the Companies Law and in the aggregate constitute less than 0.5% of our revenues for each of the respective years 2020, 2019 and 2018.

On December 22, 2020, our shareholders approved, following the approval of our audit committee and Board of Directors, the terms of engagement with corporations within the ICL Group and the Oil Refineries Ltd. (Bazan) Group for the provision of services for the transportation of containers, which will be in effect until February 1, 2026.

The following terms of engagement shall apply only to the extent Kenon is deemed to be a controlling shareholder of us. It is noted that pursuant to the Companies Law, a “controlling shareholder” for the purpose of approving related party transactions also includes a person holding 25% of a company’s voting rights, if no other person holds more than 50% of said company’s voting rights. For the sake of caution, the Board of Directors determined, following the approval of the audit committee, that Kenon shall be deemed a controlling shareholder for the purpose such engagements, if Kenon holds 20% or more of the voting rights in us and no other shareholder will hold more than 50% of the voting rights. The following are the said terms for engagement:

•	The services to be provided by us may include transportation of containers services, including related land transportation, custom clearance, demurrage and detention services;

•	Each engagement shall reflect, upon the date of the engagement, based on a reasonable best estimate of us, at minimum, either (i) a positive net operating revenue, or (ii) a positive return on variable costs for us;

•	All the transactions entered into during a specific calendar year, on an aggregate basis, will result in a net profit to us;

•	The maximum payment for all such services shall not exceed $20 million per year, while a deviation of up to $5 million between the years shall not be considered as a breach of this condition. In any event, the overall payment during the 5-year term of the resolution will not exceed $100 million;

•	The specific transactions entered into by us in accordance with this resolution will be reviewed by the audit committee on a semi-annual basis, which will supervise the implementation of this resolution as well as analyze the actual profitability of us from these transactions on an annual basis and will have the authority to instruct the cessation of such engagements or propose amendments to this resolution to our shareholders.

Other shipping related services

We provide from time to time certain services to corporations affiliated with Kenon and/or its controlling shareholders, including among other things, certain insurance agency services provided by our subsidiary, Ramon-Granit Insurance Agency (1994) Ltd., container, repair, maintenance and sale services via our wholly- owned subsidiary, Gal Marine Ltd., certain port services (including husbanding services) to the XT Group in Sri Lanka via our agency located in Sri Lanka and certain electronic equipment, via our wholly-owned subsidiary, Alhoutyam Ltd. In addition, we receive certain land-based transport services from Israel Railways Ltd., who works with four logistics vendors, one of which is ICL. We work with all four of these vendors, allocating our containers between the vendors based on their commissions and the quantities allocated to us. All the above-mentioned transactions were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. In the aggregate, the above-mentioned services provided and services received, constitute less than 0.1% of our revenues and our operating expenses, respectively, in each of the years 2020, 2019 and 2018.

Relationship with Kenon Holdings Ltd.

Kenon beneficially own approximately 27.8% of our outstanding ordinary shares and voting power. Kenon’s ownership of our shares is subject to the terms and conditions of the Special State Share, which limit Kenon’s ability to transfer its equity interest in us to third parties. The holder of our Special State Share has granted a permit, or the Permit, to Kenon and Mr. Idan Ofer, individually and collectively referred to in this paragraph as a “Permitted Holder” of our shares, pursuant to which the Permitted Holders may hold 24% or more of the means of control of us (but no more than 35% of the means of control of us), and only to the extent that this does not grant the Permitted Holders control in us. The Permit further stipulates that it does not limit the Permitted Holder from distributing or transferring our shares. However, the terms of the Permit provide that the transfer of the means of control of us is limited in instances where the recipient is required to obtain the consent of the holder of our Special State Share, or is required to notify the holder of our Special State Share of its holding of our ordinary shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the Permit provide that, if Idan Ofer’s holding interest in Kenon, directly or indirectly, falls below 36% or if Idan Ofer ceases to be the sole controlling shareholder of Kenon, then the shares held by Kenon will not grant Kenon any right in respect of its ordinary shares that would otherwise be granted to an ordinary shareholder holding more than 24% of our ordinary shares (even if Kenon holds a greater percentage of our ordinary shares), until or unless the State of Israel provides its consent, or does not object to, such decrease in holding interest or control in Kenon. “Control”, for the purposes of the Permit, shall bear the meaning ascribed to it in the Permit with respect to certain provisions. Additionally, the State of Israel may revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or us. According to the Permit, the obligations of the Permitted Holder under the Permit will apply only for as long as the Permitted Holder holds more than 24% of our shares.

Pursuant to an agreement between us and Israel Corporation Ltd, which was later assigned to Kenon, we have undertaken to provide Kenon with information rights regarding, among other things, information in connection with annual and quarterly financial statements, periodic reports and immediate reports, information required in the course of preparing and filing of public offerings of any kind and other corporate filings. Such information rights are transferrable under certain circumstances.

Registration rights

Substantially all of our existing shareholders are party to a Registration Rights Agreement. Pursuant to this agreement, after 180 days following the date of our final initial public offering prospectus filed on January 27, 2021, the shareholders party thereto are entitled to request that we register their ordinary shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. In addition, these holders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions.

Rights of appointment

Our current Board of Directors consists of nine directors. Currently-serving directors will continue to serve pursuant to their appointment until the annual meeting of shareholders. We are not a party to, and are not aware of, any voting agreements among our shareholders.

Agreements with directors and officers

Employment agreements. We have entered into written employment agreements with each of our officers. See “Item 6.B Compensation — Employment agreements with executive officers.”

Former Chairman’s compensation. The compensation previously paid to Mr. Aharon Fogel for his service as the chairman of our Board of Directors consisted of a monthly fee of NIS 175,120 plus VAT (approximately $50,000) which includes the grossed up amount of the value of the car used by Mr. Fogel, as well as reimbursement for all reasonable office expenses, as customary in the Company. The above compensation was recommended by our compensation committee and approved by our audit committee, Board of Directors and shareholders. Following the notification of Mr. Aharon Fogel of his retirement as a director and as chairman effective as of October 5, 2020, our compensation committee, audit committee, Board of Directors and the general meeting of our shareholders recommended and approved the payment of a retirement grant to Mr. Fogel in the amount of NIS 700,000 (approximately $203,000), equivalent to the cost of Mr. Fogel’s services to the Company for a four-month period, as well as VAT, to the extent applicable.

Current Chairman’s compensation. The compensation paid to Mr. Yair Seroussi for his service as the chairman of our Board of Directors consists of a monthly fee of NIS 163,400 plus VAT (approximately $50,000) which includes the grossed up amount of the value of the car used by Mr. Seroussi, as well as reimbursement for all reasonable office expenses, as customary in the Company. The term of our chairman services agreement with Mr. Seroussi is for a period of three years, subject to the his re-election by the general meeting of shareholders as required by applicable law and our articles, or until terminated earlier in accordance with the provisions of the chairman services agreement. Mr. Seroussi is further entitled to a notice period of 90 days. The above compensation was recommended by our compensation committee and approved by our audit committee, Board of Directors and shareholders.

Directors’ compensation. Our directors receive an annual fee in the amount of $100,000 as well as payment per participation in meetings of the Board of Directors and its committees in the amount of $2,000 per meeting. Such amount is subject to VAT payment to the extent applicable. The participation fee for meetings held without actual convening of the directors is reduced by 50% and for meetings held via media communications by 40%. The directors are also entitled to reimbursement for reasonable expenses incurred as part their service as our directors, including, among other things, travel expenses, allowance for daily living expenses, and air travel business expenses.

Exculpation, indemnification and insurance. We have entered into agreements with our directors and officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law (subject to certain exceptions), including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance. We have also entered into certain directors’ and officers’ liability insurance policies.

For further information regarding the compensation arrangements with our directors and officers, see “Item 6.B Compensation—Compensation of officers and directors,” “Compensation—Employment and consulting agreements with executive officers” and Item 6.E “Share ownership—Share option plans.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS.

Legal proceedings

From time to time, we are involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We are also from time to time subject to a number of judicial and administrative proceedings in court systems, including competition claims, class action applications and other proceedings, which we believe are incidental to business operations in the industry in which we operate. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules, when we are advised by counsel that (1) it is more likely than not that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by legal counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for more likely than not losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors. However, developments and/or resolutions in some of such matters, including through either negotiations or litigation, are subject to a high level of uncertainty that cannot be reliably quantified. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material.

For further information on this and certain other legal proceedings, see Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report.

Dividends and dividend policy

Our Board of Directors has adopted a dividend policy, to distribute each year up to 50% of our annual net income as determined under IFRS, subject to applicable law, and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Any dividends must be declared by our Board of Directors, which will take into account various factors including, inter alia, our profits, our investment plan, our financial position, the progress relating to our strategy plan, the conditions prevailing in the market and additional factors it deems appropriate. While we initially intend to distribute up to 50% of our annual net income, the actual payout ratio could be anywhere from 0% to 50% of our net income, and may fluctuate depending on our cash flow needs and such other factors. There can be no assurance that dividends will be declared in accordance with our Board’s policy or at all, and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay dividends on an ad hoc basis or to take other actions, which could include share buybacks, instead of or in addition to the declaration of dividends. For example, our Board may determine that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends. Accordingly, we expect that the amount of any cash dividends we distribute will vary between distributions, and you should not expect that any particular amount will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount. We have not adopted a separate written dividend policy to reflect our Board’s policy.

Our ability to pay dividends is subject to certain limitations under our existing indebtedness, and may be subject to limitations under any future indebtedness we may incur. Generally, our existing indebtedness permits us to pay dividends (i) in an amount per year of up to 5% of the proceeds we receive from any public equity offering (not including this offering) and (ii) in an amount that does not exceed 50% of our cumulative net income, minus any amounts paid pursuant to clause (i). See Item 5. “Operating and Financial Review and Prospects — Liquidity and capital resources—Debt and other financing arrangements — Series 1 and 2 notes.”

In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. See below. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax, except for dividends paid to an Israeli company. For a discussion of certain tax considerations affecting dividend payments, see “Item 10.E -Taxation.” Any dividends declared on our ordinary shares will be declared and paid in U.S. dollars.

Dividend and liquidation rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. In accordance with the Companies Law and our amended and restated articles of association, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria with court approval. In each case, we are only permitted to distribute a dividend if our Board of Directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

B.	Significant changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2020.

ITEM 9. THE OFFER AND LISTING

A.	Offering and listing details

Not applicable.

B.	Plan of distribution

Not applicable.

C.	Markets

Our ordinary shares have been listed on the New York Stock Exchange under the symbol “ZIM” since January 28, 2021.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum of association and by-laws

We incorporate by reference into this Annual Report on Form 20-F the description of our Articles of Association effective upon the closing of our initial public offering contained in our F-1 Registration Statement (File No. 333-251822) under “Description of Share Capital” originally filed with the SEC on December 30, 2020. Such description sets forth a summary of certain provisions of our articles of association, and certain descriptions of applicable Israeli law, each as currently in effect.

C.	Material contracts

Not applicable.

D.	Exchange controls

There are currently no Israeli currency control restrictions on the import or export of capital or the remittances of dividends on our Ordinary Shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E.	Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations

The following is a brief summary of the material Israeli tax laws applicable to us. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, possibly with a retroactive effect, which change could affect the tax consequences described below.

General corporate tax in Israel

Israeli companies are generally subject to corporate tax. The current corporate tax rate is 23%. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Taxation of our shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Capital gain tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) a right in a foreign resident corporation, which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel), unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus, which is computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel under certain conditions. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2020).

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be exempt from Israeli tax, provided that, among other conditions, (i) the shares were not held through a permanent establishment that the non-resident maintains in Israel; (ii) the shares were not acquired from a relative, and (iii) the capital gain did not derive from sale of shares of a company, which on the date of their purchase and during a two-years period prior to their sale, the main value of the assets held by such company, whether directly or indirectly, results from (a) rights in real estate or in a real estate association (as defined in the Income Tax Ordinance (New Version), 1961); (b) rights to use real estate or any asset attached to land; (c) rights to exploit natural resources in Israel; or (d) rights to produce from land in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents:

(i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the sale, exchange or disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from such sale, exchange or disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gain arising from such sale, exchange or disposition is attributed to royalties. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer should be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States- Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12 months, the applicable tax rate is 30%. Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest.

Excess Tax. Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% as of 2019 on annual income exceeding a certain threshold (NIS 651,601 for 2020, linked to the annual change in the Israeli Consumer Price Index), including, but not limited to income derived from, dividends, interest and capital gains.

Estate and gift tax. Israeli law presently does not impose estate or gift taxes.

U.S. federal income taxation

The following is a description of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (each defined below, and together, “Holders”) described below of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our ordinary shares. This discussion applies only to a Holder that holds our ordinary shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”)known as the Medicare contribution tax, and tax consequences applicable to Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•	persons holding our ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction, or persons entering into a constructive sale with respect to
•	our ordinary shares;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes;
•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
•	persons that own or are deemed to own 10% or more of our voting stock or of the total value of our stock;
•	persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of our ordinary shares.

U.S. Holders

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and is:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

This discussion assumes that we are not, and will not become a passive foreign investment company (a “PFIC”) as described below.

Taxation of Distributions

Subject to the PFIC rules described below, distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. Dividends will constitute qualified dividend income if the ordinary shares with respect to which such dividends are paid are readily tradable on an established securities market in the U.S., and we are not a PFIC in the year in which the dividend is paid (or the prior taxable year). We do not believe we were or will become a PFIC and our ordinary shares are traded on the NYSE, and therefore, dividends paid to non-corporate U.S. Holders of our ordinary shares should be eligible for taxation as qualified dividend income.

The amount of a dividend will include any amounts withheld by the Company in respect of Israeli taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Israeli shekels will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Israeli income taxes withheld from dividends on our ordinary shares will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Disposition of our Ordinary Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, if Israeli tax is imposed on any gain, the U.S. Holder will not be able to use the corresponding foreign tax credit, unless the U.S. Holder has other foreign-source income of the appropriate type in respect of which the credit may be used. The U.S. foreign tax credit rules are complex and a U.S. Holder’s ability to credit foreign taxes may be subject to various limitations. Accordingly, prospective investors should consult their own advisors with respect to the application of these rules to their particular circumstances.

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2020 and we do not expect to become one in the foreseeable future. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the portion of the U.S. Holder’s holding period that preceded the taxable year of the distribution, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC, for the taxable year in which it paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns our ordinary shares during any year in which we were a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to the Company, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether the Company is or was a PFIC and the potential application of the PFIC rules.

Non-U.S. Holders

A non-U.S. Holder is a beneficial owner (other than a partnership or disregarded entity for U.S. federal income tax purposes) of our ordinary shares that is not a U.S. Holder.

Taxation of Distributions and Sale or Other Disposition of Our Ordinary Shares

Subject to the U.S. backup withholding rules described below, non-U.S. Holders of our ordinary shares generally will not be subject to U.S. withholding tax on distributions with respect to, or gain on sale or disposition of, our ordinary shares.

Non-U.S. Holders who are engaged in a trade or business in the United States who receive payments with respect to our ordinary shares that are effectively connected with such trade or business should consult their own tax advisers with respect to the U.S. tax consequences of the ownership and disposition of our ordinary shares. Individuals who are present in the United States for 183 days or more in any taxable year should also consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of our ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.- related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8.

The amount of any backup withholding from a payment to a U.S. Holder or a non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we will not be subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we will file or furnish reports and other information with the SEC. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.	Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During fiscal year 2020, most of our revenues and most of our operating expenses were denominated in U.S. dollar or linked to the U.S. dollar. See also Note 29 to our audited consolidated financial statements included elsewhere in this Annual Report, in respect of currency risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

No matters to report.

B.	Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On February 1, 2021, we completed our initial public offering of our ordinary shares pursuant to a registration statement on Form F-1 (File No. 333-251822) that was declared effective on January 27, 2021. Under the registration statement, we sold an aggregate of 15,000,000 ordinary shares. All of these ordinary shares were sold at a price to the public of US$15.00 per share, yielding gross proceeds of $225 million or net proceeds of $204 million after deducting underwriting discounts and commissions and other offering expenses. Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Barclays Capital Inc., Jefferies LLC and Clarksons Platou Securities, Inc. were joint bookrunners for the initial public offering.

Since the effective date of the registration statement, we have used the net proceeds from the offering for working capital, and our intended use of such net proceeds has not changed from the information included in the prospectus relating to our initial public offering. None of the net proceeds have been used to make payments, directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our ordinary shares or (iii) any of our affiliates, other than to the extent we have paid compensation to our directors or officers as disclosed in this annual report (or as required to be disclosed in future reports).

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2020, ZIM Integrated Shipping Services Ltd., including the Company’s Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of ZIM’s disclosure controls and procedures. ZIM’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to ZIM’s management to allow timely decisions regarding required disclosures.

Based on this evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2020, ZIM’s disclosure controls and procedures are effective for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Exchange Act within the time periods specified in the SEC’s rules and forms.

B.	Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. Audit committee financial expert

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two, and that each of Yair Seroussi, Nir Epstein, Dr. Karsten Karl-Georg Liebing and Regina Ungar satisfy this requirement. For more information see “Item 6.C.-Board Practices-Board of Directors.”

ITEM 16B. Code of Conduct

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, executive officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a code of ethics as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics can be found on our website at www.zim.com. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C. Principal Accountant Fees and Services

Somekh Chaikin (a member firm of KPMG International) has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2020 and 2019.

Amounts billed by KPMG International member firms for audit and other services were as follows:

	2020	2019
	(in thousands of US$)
Audit fees	1,360	(*)1,668
Audit related fees	26	344
Tax services fees	126	124
Other fees paid	41	23
Total	1,553	2,159

(*) includes $355 thousands related to IPO audit expenses.

Pre-Approval Policies and Procedures

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent registered public accounting firm. All of the non-audit services provided to us by the independent auditors following the formation of our audit committee were pre-approved by the audit committee.

ITEM 16D. Exemptions from the listing standards for audit committees

None.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers.

None.

ITEM 16F. Change in registrant’s certifying accountant

None.

ITEM 16G. Corporate governance

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, may, subject to certain conditions, “opt out” from the requirement of the Companies Law to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors (other than the gender diversification rule under the Companies Law which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the Board of Directors are of the same gender). In accordance with these regulations, we intend to elect to “opt out” from such requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law’s requirements will continue to be available to us so long as we comply with the following: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the NYSE, and (iii) we comply with the director independence requirements and the requirements regarding the composition of the audit committee and the compensation committee under U.S. laws (including applicable NYSE rules) applicable to U.S. domestic issuers.

Our Board of Directors has adopted corporate governance guidelines which serve as a flexible framework within which our Board of Directors and its committees operate, subject to the requirements of applicable law and regulations. Under these guidelines, it is our policy that the positions of chairperson of the Board of Directors and Chief Executive Officer may not be held by the same person unless approved by our shareholders pursuant to the Companies Law. Our Board of Directors is also responsible for nominating candidates for election to the Board of Directors, reviewing candidates’ qualifications for Board membership (including making independence determinations) and evaluating the composition of the Board. These guidelines also set forth the responsibilities of our audit committee and compensation committee and our policies with respect to director compensation, in each case as described further below.

We rely on the “home country practice exemption” with respect to certain listing requirements of the NYSE, including, for example, having a nominating committee or obtaining shareholder approval for certain issuances to related parties or the establishment or amendment of certain equity-based compensation plans. We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE, including the requirement to obtain shareholder approval for certain other dilutive events (such as issuances that will result in a change of control or other transactions involving the issuance of a number of ordinary shares equal to 20% or more of our outstanding ordinary shares). We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NYSE corporate governance rules.

ITEM 16H. Mine safety disclosure

Not applicable.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-61 to this annual report.

ITEM 19. Exhibits

Exhibit No.		Description
1.1		Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
2.1	*	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1		Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
4.2		Global Restructuring Deed, dated July 16, 2014 by and among the Registrant and the other parties thereto (incorporated by reference to Exhibits 4.2 and 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
4.3		Indenture dated as of July 16, 2014 by and among the Registrant and Hermetic Trust (1975) Ltd. (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020
4.4		First Supplemental Indenture dated as of November 30, 2016 by and among the Registrant and Hermetic Trust (1975) Ltd. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020
4.5		Second Supplemental Indenture dated as of December 24, 2020 by and among the Registrant and Hermetic Trust (1975) Ltd. (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020
4.6		Registration Rights Agreement, dated July 16, 2014 by and among the Registrant and the other parties thereto (incorporated by reference as Schedule 15 to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
4.7		Amended and Restated Registration Rights Agreement, dated December 22, 2020 by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
4.8		Form of Letter of Exculpation and Indemnification (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
4.9		2018 Share Option Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
4.10		2020 Share Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
4.11		Compensation Policy (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
8.1		List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on January 19, 2021.
12.1	*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2	**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Somekh Chaikin, a member firm of KPMG International
15.2	*	Consent of Dixon Hughes Goodman LLP
101		The following materials from our Annual Report on Form 20-F for the year ended December 31, 2020 formatted in XBRL (Extensible Business Reporting Language) are furnished herewith: (i) the Reports of Independent Registered Public Accounting Firms, (ii) the consolidated statements of financial position, (iii) the consolidated income statements, (iv) the consolidated statements of comprehensive loss, (v) the consolidated statements of changes in equity, (vi) the consolidated statements of cash flows, and (vii) the notes to consolidated financial statements, tagged as blocks of text and in detail.

*         Filed herewith

**       Furnished

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Eli Glickman
	Name:	Eli Glickman
	Title:	President and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
ZIM Integrated Shipping Services Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of ZIM Integrated Shipping Services Ltd. and subsidiaries (hereinafter: “the Company”) as of December 31, 2020 and 2019, the related consolidated statements of income , comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, “the consolidated financial statements”). In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the consolidated financial statements of ZIM American Integrated Shipping Services Company, LLC, a wholly-owned subsidiary, which statements reflect total assets constituting 6 percent and 6 percent as of December 31, 2020 and 2019, respectively, of the consolidated total assets. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ZIM American Integrated Shipping Services Company, LLC and subsidiaries is based solely on the report of the other auditors.

Change in Accounting Principle

As discussed in note 2(e) to the consolidated financial statements, the Company has changed its method of accounting for lease arrangements as of January 1, 2019 due to adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Lease term and expected lease payments for leases with extension options or purchase options

As discussed in Note 12 and Note 7 to the consolidated financial statements, as at December 31, 2020 the Company has $1,174 million of lease liabilities and $1,341 million of right of use assets. When measuring a lease liability, the Company calculates the present value of the future lease payments during the lease term. The lease term and expected lease payments are determined considering extension options or purchase options which are reasonably certain to apply. When determining whether the lease term should include an extension option and whether the expected lease payments should include a purchase option, the Company applies judgment by considering whether there will be an economic incentive for the Company to exercise such options.

We identified the evaluation of the lease term and expected lease payments for leases with extension options or purchase options as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s expectation of whether there will be an economic incentive to exercise the extension and purchase options.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls relating to the Company’s lease process, including controls relating to determining whether there will be an economic incentive for the Company to exercise the extension and purchase options. To assess the reasonableness of the Company’s expectation of exercising such options, we (1) compared the current market rates used by the Company in its assessment to current market rates and industry trends from third party market data for a selection of vessel and container lease contracts, (2) compared the estimated cost of returning containers to the historical cost of returning containers for a selection of container lease contracts, and (3) assessed the Company’s expected vessel deployment with the Company’s vessel capacity and deployment schedule for a selection of vessel lease contracts.

/s/ Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2004.

Haifa, Israel
March 21, 2021

Report of Independent Registered Public Accounting Firm

Sole Member of ZIM American Integrated Shipping Services Company, LLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of ZIM American Integrated Shipping Services Company, LLC and subsidiaries (collectively, Company) as of December 31, 2020, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2020 in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter(s) communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter(s) below, providing separate opinions on the critical audit matter(s) or on the accounts or disclosures to which they relate.

Defined benefit pension obligation

As described in Note 8 to the consolidated financial statements, through mid-2002, the Company had a defined benefit pension plan (“Pension Plan”) covering substantially all of the Company’s full-time employees. Effective June 2002, the Pension Plan was frozen for all participants except for certain employees under collective bargaining agreements in California. At December 31, 2020, the Company’s aggregate defined benefit pension obligation was approximately $4.15 million and exceeded the fair value of pension plan assets of approximately $2.46 million, resulting in an unfunded defined benefit pension obligation of $1.69 million. As explained in Note 8 of the consolidated financial statements, the Company updates the estimates used to measure employee benefit obligations and plan assets in the fourth quarter to reflect the actual return on plan assets and updated actuarial assumptions.

We identified the Company’s estimate of the benefit obligation as a critical auditing matter. The principal considerations for our determination of the benefit obligation as a critical auditing matter included the judgmental nature of the actuarial assumptions used in the measurement process (for example, discount rate, per capita claims cost trends and mortality rates) and their significant effect on the projected benefit obligation as well as the complex nature of the actuary’s calculation.

The primary audit procedures we performed to address the critical audit matter included:

•	We evaluated the methodologies used and the significant actuarial assumptions discussed above. We also compared the actuarial assumptions used to historical trends and current economic factors.

•	We evaluated the change in the employee benefit obligations from prior year due to the change in service cost, interest cost, actuarial gains and losses, benefit payments, contributions, and other activities.

•	We tested the completeness and accuracy of the underlying data, including participant data provided by the Company to management’s actuarial specialists.

•	We reviewed the actuary’s certifications and experience to evaluate as a qualified specialist, as well as management’s process in evaluating the qualifications of the specialist.

We have served as the Company’s auditor since 2005.

/s/ Dixon Hughes Goodman LLP

Norfolk, Virginia

February 15, 2021

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2020	2019
	Note	US $’000	US $’000
Assets
Vessels	5	948,004	717,941
Containers and handling equipment	5	520,887	425,738
Other tangible assets	5	67,133	69,102
Intangible assets	6	66,465	64,920
Investments in associates		8,441	8,444
Other investments	9	4,888	2,766
Trade and other receivables	8	5,293	5,318
Deferred tax assets	24(c)	1,502	1,048
Total non-current assets		1,622,613	1,295,277

Assets classified as held for sale	5(a)		11,583
Inventories		52,237	60,342
Trade and other receivables	8	520,001	317,059
Other investments	9	58,976	59,047
Cash and cash equivalents	10	570,414	182,786
Total current assets		1,201,628	630,817
Total assets		2,824,241	1,926,094

Equity
Issued capital	11	88	88
Capital reserves		1,790,706	1,784,469
Accumulated deficit		(1,523,528)	(2,042,226)
Equity attributable to owners of the Company		267,266	(257,669)
Non-controlling interests		7,189	5,402
Total equity		274,455	(252,267)

Liabilities
Lease liabilities	7	811,840	641,750
Loans and other liabilities	12	519,471	541,932
Employee benefits	13	66,626	67,990
Deferred tax liabilities	24(c)	339	350
Total non-current liabilities		1,398,276	1,252,022

Trade and other payables	14	398,876	422,417
Provisions	15	21,420	17,998
Contract liabilities		230,469	130,281
Lease liabilities	7	362,176	215,576
Loans and other liabilities	12	138,569	140,067
Total current liabilities		1,151,510	926,339
Total liabilities		2,549,786	2,178,361

Total equity and liabilities		2,824,241	1,926,094

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements: March 21, 2021

The accompanying Notes are an integral part of these consolidated Financial Statements.

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31
		2020	2019	(*) 2018
	Note	US $’000	US $’000	US $’000
Income from voyages and related services	16	3,991,696	3,299,761	3,247,864

Cost of voyages and related services

Operating expenses and cost of services	17	(2,835,112)	(2,810,693)	(2,999,613)
Depreciation	22	(291,559)	(226,026)	(100,152)

Gross profit		865,025	263,042	148,099

Other operating income	18	12,621	38,099	5,317
Other operating expenses	19	4,272	(1,239)	(38,071)
General and administrative expenses	20	(163,210)	(151,605)	(143,920)
Share of profits of associates		3,341	4,725	5,359

Results from operating activities		722,049	153,022	(23,216)

Finance income	23(a)	8,103	2,447	19,201
Finance expenses	23(b)	(189,363)	(156,747)	(101,706)

Net finance expenses		(181,260)	(154,300)	(82,505)

Profit (loss) before income taxes		540,789	(1,278)	(105,721)

Income taxes	24	(16,599)	(11,766)	(14,132)

Profit (loss) for the year		524,190	(13,044)	(119,853)

Attributable to:

Owners of the Company		517,961	(18,149)	(125,653)
Non-controlling interests		6,229	5,105	5,800

Profit (loss) for the year		524,190	(13,044)	(119,853)

Earnings (Loss) per share (US$)
Basic earnings (losses) per 1 ordinary share	11(d)	5.18	(**) (0.18)	(**) (1.26)
Diluted earnings (losses) per 1 ordinary share	11(d)	4.96	(**) (0.18)	(**) (1.26)

(*) See also Note 2(f) with respect to the implementation of IFRS 16, commencing January 1, 2019.

(**) Restated to reflect a share split of 1:10 that became effective in 2021.

The accompanying Notes are an integral part of these consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31
	2020	2019	2018
	US $’000	US $’000	US $’000
Profit (loss) for the year	524,190	(13,044)	(119,853)

Other components of comprehensive income

Items of other comprehensive income that were or will be reclassified to profit and loss

Foreign currency translation differences for foreign operations	4,019	(4,656)	(6,382)

Items of other comprehensive income that would never be reclassified to profit and loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	563	(294)	(2,603)

Defined benefit pension plans actuarial gains (losses), net of tax	174	(5,697)	2,049

Other comprehensive income for the year, net of tax	4,756	(10,647)	(6,936)

Total comprehensive income for the year	528,946	(23,691)	(126,789)

Attributable to:

Owners of the Company	523,815	(28,148)	(131,710)
Non-controlling interests	5,131	4,457	4,921

Total comprehensive income for the year	528,946	(23,691)	(126,789)

The accompanying Notes are an integral part of these consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company

	Share capital	Share premium	General Reserves (*)	Translation reserve	Accumulated Deficit	Total	Non- controlling interests	Total equity
	US $’000
Balance at January 1, 2020	88	700,222	1,105,350	(21,103)	(2,042,226)	(257,669)	5,402	(252,267)
Profit for the year					517,961	517,961	6,229	524,190
Other comprehensive income for the year, net of tax				5,117	737	5,854	(1,098)	4,756
Transaction with an interested party, net of tax			630			630		630
Share-based compensation			490			490		490
Dividend to non-controlling interests in subsidiaries							(3,344)	(3,344)
Balance at December 31, 2020	88	700,222	1,106,470	(15,986)	(1,523,528)	267,266	7,189	274,455

Balance at January 1, 2019	88	700,222	1,104,577	(17,095)	(2,018,086)	(230,294)	6,282	(224,012)
Profit (loss) for the year					(18,149)	(18,149)	5,105	(13,044)
Other comprehensive income for the year, net of tax				(4,008)	(5,991)	(9,999)	(648)	(10,647)
Transaction with an interested party, net of tax			807			807		807
Share-based compensation			707			707		707
Acquisition of non-controlling interest			(741)			(741)	(39)	(780)
Dividend to non-controlling interests in subsidiaries							(5,298)	(5,298)
Balance at December 31, 2019	88	700,222	1,105,350	(21,103)	(2,042,226)	(257,669)	5,402	(252,267)

Balance at January 1, 2018	88	700,222	1,103,160	(11,592)	(1,891,879)	(100,001)	6,509	(93,492)
Profit (loss) for the year					(125,653)	(125,653)	5,800	(119,853)
Other comprehensive income for the year, net of tax				(5,503)	(554)	(6,057)	(879)	(6,936)
Transaction with an interested party, net of tax			1,049			1,049		1,049
Share-based compensation			368			368		368
Dividend to non-controlling interests in subsidiaries							(5,148)	(5,148)
Balance at December 31, 2018	88	700,222	1,104,577	(17,095)	(2,018,086)	(230,294)	6,282	(224,012)

(*) Include reserves related to transactions with an interested party and share-based compensation.

The accompanying Notes are an integral part of these consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31
		2020	2019	(*) 2018
	Note	US $’000	US $’000	US $’000
Cash flows from operating activities
Profit (loss) for the year		524,190	(13,044)	(119,853)

Adjustments for:
Depreciation and amortization	22	314,185	245,510	111,567
Impairment loss (recovery) in respect of tangible assets	19	(4,329)	1,150	37,993
Net finance expenses	23	181,260	154,300	82,505
Share of profits and change in fair value of investees		(4,143)	(4,725)	(5,359)
Capital gains, net	18	(8,814)	(35,471)	(3,015)
Income taxes	24	16,599	11,766	14,132
		1,018,948	359,486	117,970

Change in inventories		8,105	9,731	(6,650)
Change in trade receivables and other receivables (**)		(204,469)	43,422	(3,807)
Change in trade and other payables including contract liabilities		68,670	(28,111)	131,679
Change in provisions and employee benefits		(2,152)	(7,690)	(9,588)
		(129,846)	17,352	111,634

Dividends received from associates		4,360	5,453	6,522
Interest received		2,317	1,969	1,687
Income taxes paid		(14,983)	(13,630)	(12,804)

Net cash generated from operating activities		880,796	370,630	225,009

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and investments		6,717	44,794	45,423
Acquisition of tangible assets, intangible assets and investments		(42,641)	(16,150)	(22,582)
Change in other investments and other receivables		763	9,382	28,270
Net cash generated from (used in) investing activities		(35,161)	38,026	51,111

(*)	See also Note 2(f) with respect to the implementation of IFRS 16, commencing January 1st, 2019.
(**)	See also Note 8(b) with respect to a factoring arrangement.

The accompanying Notes are an integral part of these consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31
		2020	2019	(*) 2018
	Note	US $’000	US $’000	US $’000
Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities			678	55,378
Sale and lease back transactions		9,052	13,151
Repayment of borrowings and lease liabilities (**)	12(d)	(336,225)	(300,763)	(199,973)
Change in short-term loans		6,071	3,324	(10,365)
Dividend paid to non-controlling interests		(3,344)	(4,818)	(5,148)
Interest paid		(133,459)	(122,972)	(82,569)
Other financial expenses paid		(2,493)
Net cash used in financing activities		(460,398)	(411,400)	(242,677)
Net change in cash and cash equivalents		385,237	(2,744)	33,443
Cash and cash equivalents at beginning of the year		182,786	186,291	157,888
Effect of exchange rate fluctuation on cash held		2,391	(761)	(5,040)
Cash and cash equivalents at the end of the year	10	570,414	182,786	186,291

(*) See also Note 2(f) with respect to the implementation of IFRS 16, commencing January 1st, 2019.

(**) Includes early repayments, see also Note 1(b).

The accompanying Notes are an integral part of these consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity

(a)	ZIM Integrated Shipping Services Ltd. (hereinafter - the “Company” or “ZIM”) and its subsidiaries (hereinafter - the “Group” or “the Companies”) and the Group’s interests in associates, operate in the field of container shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

(b)	Financial position

The container shipping industry is characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including further implications that might derive from the Covid-19 pandemic), while current market conditions impact positively with increased freight rates and recovery in volumes of trades.

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by entering into new partnerships and cooperation agreements (see also below) and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies. In addition, the Company continues to explore options which may contribute to strengthen its capital and operational structure.

During 2018, the Company entered into a strategic operational cooperation with the “2M” alliance (“the agreement”). According to the agreement, the Company and the parties of the 2M alliance (Maersk and MSC, two leading shipping liner companies) exchange slots on vessels operated between Asia and the US East-Coast. In addition, the Company charters slots on vessels operated by the “2M”, and all parties may offer each other additional slots. The agreement enables the Company to provide its customers improved port coverage and transit time, while maximizing vessels utilization and generating cost efficiencies. During 2019, this cooperation was extended also to certain lines in the Asia Mediterranean, Asia - Pacific Northwest and Asia – US Gulf trades.

In June 2020, the Company completed an early and full repayment of its Tranche A loans, in a total amount of US$ 13 million. Following such full repayment, certain financial covenants (referred as ‘Total leverage ratio’ and ‘Fixed charge cover ratio’ – see also Note 12(c)), as well as restrictions related to the assets, previously securing such loans, were removed and no longer apply.

In September 2020, the Company launched a tender offer to repurchase, at its own discretion, some of its notes of Tranches C and D (Series 1 and 2 Notes), through an unrestrictive subsidiary incorporated for such purpose, in accordance with the terms and conditions set forth in the indenture of such notes, up to a total amount of US$ 60 million (including related costs). In October 2020, during and further to this tender offer, the Company completed the repurchase of Tranche C notes with an aggregated face value of $58 million, for a total consideration (including related costs) of $47 million, resulting with a gain from repurchase of debt of $6 million recorded during the period.

As at December 31, 2020, the Company complies with its financial covenants, the Company’s liquidity amounts to US$ 572 million (Minimum Liquidity required is US$ 125 million) - see also Note 12(c).

In January 2021, the Company announced an early repayment of US$ 85 million, to be executed in March 2021, in respect of its Tranche C notes, as a result of the related excess cash mechanism (see also Note 12(b)).

In February 2021, the Company completed its initial public offering of 15,000,000 ordinary shares (including shares issued upon the exercise of the underwriters’ option), for gross consideration of $225 million ($204 million, after deducting underwriting discounts and commissions and other offering expenses). The Company’s ordinary shares began trading on The New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity (cont’d)

(b)	Financial position (cont’d)

Prior to the Company’s initial public offering, the Company obtained waivers from its notes holders, subject to the completion of the Company’s offering, by which certain requirements and limitations in respect of repurchase of debt, incurrences of debt, vessels financing, reporting requirements and dividend distributions, were relieved or removed.

In February 2021, the Company also announced a strategic agreement with Seaspan, for the long-term charter of up to ten 15,000 TEU liquefied natural gas (LNG) dual-fuel container vessels. This agreement provides several alternatives for the Company to choose from, according to which the Company will incur annual charter hire costs between $16 million and $20 million, per vessel. These vessels are to be delivered commencing 2023, in order to serve the Company’s Asia - US East Coast trade.

2	Basis of Preparation

(a)	Statement of compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by IASB.

The Financial Statements were approved for issue by the Board of Directors on March 21, 2021.

(b)	Basis of measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following assets and liabilities, that are measured as disclosed in Note 3 below:

-	Financial instruments measured at fair value through profit or loss.

-	Financial instruments measured at fair value through other comprehensive income.
-	Non-current assets classified as held-for-sale
-	Provisions
-	Assets and liabilities in respect of employee benefits
-	Investments in associates

(c)	Use of estimates and judgements

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. In respect of estimates related to determination of fair value, please also refer to Note 4.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Information about accounting estimates and judgments made by management in the application of IFRSs that have significant effect on the Financial Statements and / or with a significant risk of material adjustment in future periods, are discussed in Note 4.

(d)	Functional and presentation currency

These Consolidated Financial Statements are presented in United States dollars, which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

(e)	Operating cycle

The normal operating cycle of the Company is not longer than one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Basis of Preparation (cont’d)

(f)	Changes in accounting policies

Amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets:

According to the amendment, when assessing whether a contract is onerous, the costs of fulfilling a contract that should be taken into consideration are costs that relate directly to the contract, comprised of: (i) incremental costs, and (ii) an allocation of other costs that relate directly to fulfilling the contract.

The amendment is effective retrospectively for annual periods beginning on or after January 1, 2022, in respect of contracts where the entity has not yet fulfilled all its obligations. Upon application of the amendment, the Group will not restate comparative data, but will adjust the opening balance of retained earnings at the date of initial application, by the amount of the cumulative effect of the amendment. The Group is at initial stages of assessing the effects of the amendment on its financial statements.

IFRS 16, Leases:

As from January 1, 2019 the Company initially applies International Financial Reporting Standard 16, which replaces IAS 17 (Leases) and its related interpretations regarding lease arrangements. For lessees, the standard presents a unified model for the accounting treatment of most leases according to which the lessee has to recognize an asset and a liability in respect of the lease in its financial statements - see also Note 3(e)(ii).

The Company chose to adopt IFRS 16 using the modified retrospective approach (i.e. without restating its comparative figures), as well as to apply the optional expedients with respect to; short-term leases (including leases with remaining period on adoption date of up to 12 months), determining the discounting rate considering the remaining lease period of a portfolio of leases with similar characteristics (the weighted average of discounting rates applied on adoption date was 19.0%), retaining the definition of a lease under IAS17 with respect to leases outstanding as of adoption date, including non-lease components in the accounting of lease arrangements and assessing whether a contract is onerous in accordance with IAS 37 (Provisions, contingent liabilities and contingent assets) immediately before the date of initial application, instead of assessing impairment of right-of-use assets. The adoption did not affect the Company’s retained earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Group entities.

(a)	Basis of consolidation

(i)	Business combinations

The Group implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. An investor controls an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Substantive rights held by the Group and by others are taken into account in assessing control.

The Group recognizes goodwill at acquisition according to the fair value of the consideration transferred including any amounts recognized in respect of non-controlling interests in the acquiree less the net amount of the identifiable assets acquired and the liabilities assumed.

The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree.

In a step acquisition, the difference between the acquisition date fair value of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in profit or loss under other income or expenses.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

(ii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

(iii)	Non-controlling interests

Non-controlling interests reflects the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company.

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at either fair value or their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Allocation of profit or loss and other comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests, even when the result is a negative balance of the non-controlling interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Significant accounting policies (cont’d)

(a)	Basis of consolidation (cont’d)

(iv)	Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. The difference between; (i) the sum of the proceeds and fair value of the retained interest, and (ii) the derecognized balances, is recognized in profit or loss under other income or other expenses. Subsequently the retained interest is accounted for as an equity-accounted investee or as a financial asset in accordance with the provisions of IAS 28 and IFRS 9, depending on the level of influence retained by the Group in the relevant company.

The amounts recognized in capital reserves through other comprehensive income with respect to the same subsidiary are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the subsidiary had itself realized the same assets or liabilities.

(v)	Investment in associates

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating activities. Significant influence is presumed to exist when the Group holds between 20% and 50% of voting rights in another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Company’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases.

When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Company’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the aforesaid interests were reduced to zero. The recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

(vi)	Change in interest held in associated companies while retaining significant influence

When the Group increases its interest in an associated Group accounted for by the equity method while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains the same.

When there is a decrease in the interest in an associated Group accounted for by the equity method while retaining significant influence, the Group derecognizes a proportionate part of its investment and recognizes in profit or loss a gain or loss from the sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Significant accounting policies (cont’d)

(a)	Basis of consolidation (cont’d)

(vii)	Loss of significant influence

The application of the equity method is discontinued from the date the group loses significant influence in an associate and it accounts for the retained investment as a financial asset or a subsidiary, as relevant. On the date of losing significant influence, any retained interest it has in the former associate is measured at fair value. Any difference between the sum of the fair value of the retained interest and any proceeds received from the partial disposal of the investment in the associate, and the carrying amount of the investment on that date, are recognized in profit or loss. Amounts recognized in equity through other comprehensive income with respect to such associates are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself disposed the related assets or liabilities.

(viii)	Transactions eliminated in consolidation

Intra-group balances and transactions and any unrealised income and expenses arising from intra-group transactions are eliminated. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the associate. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currency of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising from retranslation of those assets and liabilities are recognised in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of their recognition.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into United States dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to United States dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Significant accounting policies (cont’d)

(c)	Financial instruments

(i)	Non-derivative financial assets

The Group’s non-derivative financial instruments include investments in equity securities, trade and other receivables and cash and cash equivalents, classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income – investments in debt instruments; fair value through other comprehensive income – investments in equity instruments; or fair value through profit or loss. The Group’s balances of trade and other receivables and deposits are held within a business model whose objective is collecting the contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are subsequently measured at amortized cost.

Initial recognition of financial assets

The Group initially recognizes loans, receivables and deposits on the date that they are originated. All other financial assets acquired in a regular way purchase, are recognized initially on the trade date which is the date that the Group becomes a party to the contractual provisions of the instrument.

A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price.

Impairment of financial assets

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets. Impairment losses related to trade and other receivables, including other financial assets, are presented under financing expenses.

Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights of the Group to the cash flows from the asset expire or the Group transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Cash and cash equivalents

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

(ii)	Non-derivative financial liabilities

The Group’s non-derivative financial liabilities include loans and borrowings from banks and others, lease liabilities, debentures and trade and other payables.

The Group initially recognizes debt securities issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Significant accounting policies (cont’d)

(c)	Financial instruments (cont’d)

(ii)	Non-derivative financial liabilities (cont’d)

Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. With respect to a lease liability, the Company also remeasures its carrying amount to reflect reassessments and / or modifications of the lease (see also Note 3(d)(ii)).

Debt modifications

An exchange of debt instruments having substantially different terms, or a substantial modification of terms of a debt instrument, between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. The difference between the carrying amount of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as part of the financial income or expenses. Any costs incurred in relation to such modifications are recognized in profit or loss as part of the financial income or expenses. The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability. In addition to the aforesaid quantitative criterion, the Group examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments. In the case of insubstantial change in terms, the new cash flows are discounted at the original effective interest rate, with the difference between the present value of the financial liability with the new terms and the present value of the original financial liability being recognized in profit or loss.

Offset of financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(iii)	Derivative financial instruments (economic hedges)

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are recognised in profit or loss. The Company is engaged from time to time in derivative transactions with respect to fuel prices, usually in the framework of option contracts (measured based on Black Scholes model), while the changes in fair value of such derivatives are included in the operating expenses.

(iv)	Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IAS 37 and the liability initially recognized after being amortized in accordance with IFRS 15. Any resulting adjustment of the liability is recognized in profit or loss.

(v)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Significant accounting policies (cont’d)

(d)	Vessels, containers, handling equipment and other tangible assets

(i)	Owned assets

Vessels, containers, handling equipment and other tangible assets are stated at cost less accumulated depreciation (see below) and accumulated impairment losses (see Note 3(f)). The cost of inspecting a vessel (dry docking), that needs to be performed after a number of years of operation (usually once every five years), is separated from the cost of the vessel and depreciated according to the period until the following inspection. The Company’s management believes that there is no other material separate component whose contractual period of use is different from the contractual period of use of the whole vessel.

Gains and losses on disposal of vessels, containers, handling equipment and other tangible assets are determined by the difference between the net consideration from disposal and the carrying amount of these items and are recognised, on a net basis, within “other operating income / expenses” in profit or loss.

Subsequent costs

The Group recognises within the carrying amount of an asset (vessel, container, handling equipment or other tangible asset), the cost of replacing part of such an asset, when that cost is incurred, if it is probable that the future economic benefits embodied with such part will flow to the Group and the cost of the part can be measured reliably (while the carrying amount of the replaced part is derecognized). Material improvements that increase the economic benefits expected from the assets are capitalised as part of their cost. All other costs are recognised in the income statement as an expense as incurred.

Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognised in profit and loss on a straight-line basis over the estimated useful life of each part of the asset (vessel, container, handling equipment or other tangible asset). Freehold land is not depreciated.

The estimated useful lives of vessels, containers, handling equipment and other tangible assets for the current and comparative periods are as follows (taking into account a residual value of mainly 10% of the cost of the assets, where applicable):

		years
1.	Vessels	25 - 30
2.	Containers	Mainly 13
3.	Chassis	30
4.	Other equipment	13
5.	Dry docking for owned vessels	Up to 5

The estimated useful lives of other tangible assets for the current and comparative periods are as follows:

		years
1.	Buildings	25
2.	Computer systems and communication equipment	4 - 7	(mostly 5 years)
3.	Other	5 - 15

Depreciation methods, useful life and residual values are reviewed at each reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Significant accounting policies (cont’d)

(d)	Vessels, containers, handling equipment and other tangible assets (cont’d)

(ii)	Leased (Right-of-use) assets

Policy applied in reported periods, following January 1, 2019:

A lease, in accordance with IFRS 16 (see also Note 2(f)), defined as an arrangement that conveys the right to control the use of an identified asset for a period of time in exchange for consideration, is initially recognized on the date in which the lessor makes the underlying asset available for use by the lessee.

Upon initial recognition, the Company recognizes a lease liability at the present value of the future lease payments during the lease term and concurrently recognizes a right-of-use asset at the same amount of the liability, adjusted for any prepaid and/or initial direct costs incurred in respect of the lease. The present value is calculated using the implicit interest rate of the lease, or the Company’s incremental borrowing rate applicable for such lease, when the implicit rate is not readily determinable. The lease term is the non-cancellable period of the lease, in addition to any optional period which is reasonably certain to apply, considering extension and/or termination options.

Following recognition, the Company depreciates a right-of-use asset on a straight-line basis (see below), as well as adjust its value to reflect any re-measurement of its corresponding lease liability or any impairment losses in accordance with IAS 36.

The Company chose to apply the available exemptions, with respect certain assets or asset classes, for short-term leases and leases of low-value assets, as well as the expedient for the inclusion of non-lease components in the accounting of a lease.

Further to the adoption of IFRS 16, fixed assets previously recognized with respect to financial leases, were reclassified as right-of-use assets on adoption date.

Lease modifications

When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in such circumstances, the Group accounts for the modification as a separate lease. When the Group doesn’t account the modification as a separate lease, on the initial date of the lease modification, the Group determines the revised lease term and measures the lease liability by discounting the revised lease payments using a revised discount rate, against the right-of-use asset.

For lease modifications that includes a decrease in scope of the lease, as a preceding step and before remeasuring the lease liability against the right-of-use asset, the Group first recognizes a decrease in the carrying amount of the right-of-use asset (on a pro-rata basis) and the lease liability (considering the revised leased payments and pre-modification discounting rate), in order to reflect the partial or full cancellation of the lease, with the net change recognized in profit or loss.

Sale and lease-back

The Group applies the requirements of IFRS 15 to determine whether an asset transfer is accounted for as a sale. If an asset transfer satisfies the requirements of IFRS 15 to be accounted for as a sale, the Group measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount that relates to the right of use retained by the Group. Accordingly, the Group only recognizes the amount of gain or loss that relates to the rights transferred. If the asset transfer does not satisfy the requirements of IFRS 15 to be accounted for as a sale, the Group accounts the transaction as secured borrowing.

Depreciation

Right-of-use assets are depreciated over the lease term, or their useful lives (considering residual value, if applicable), if it is reasonably certain that the Group will obtain ownership by the end of the lease term.

The term of leases in which the Group is engaged with, are as follows:

years
1.	Vessels	1 - 6
2.	Containers	1 - 13
3.	Buildings, vehicles and other assets	Mainly 1 - 10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Significant accounting policies (cont’d)

(d)	Vessels, containers, handling equipment and other tangible assets (cont’d)

(ii)	Leased (Right-of-use) assets (cont’d)

Policy applied in reported periods, prior to January 1, 2019:

Operating lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Finance lease payments

Minimum lease payments are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term, reflecting a constant periodic rate of interest on the remaining balance of the liability.

Lease modifications

If the terms of a lease in which the Group is a lessee are modified, the Company assesses whether the revised terms would have resulted in different classification of the lease had they been in effect at inception.

If a lease previously accounted for as a finance lease is reclassified as an operating lease, the Group derecognizes the leased asset and the finance lease liability and recognizes the profit (loss) from derecognizing the leased asset (calculated as the difference between the fair value of the leased asset and its carrying amount) in other operating income (expenses) and the profit (loss) from derecognizing the liability (calculated as the difference between (1) the fair value of the leased asset and the fair value of any liabilities incurred and instruments issued as part of the modification and (2) the carrying amount of the liability) in finance income (expense).

If a lease previously accounted for as an operating lease, is reclassified as a financial lease, the group recognize a leased asset and a finance lease liability at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

If a lease previously accounted for as a finance lease is not reclassified as a result of the modification, the modification is accounted for as a debt modification.

If a lease previously accounted for as an operating lease is not reclassified as a result of the modification, the revised lease payments, including any liabilities incurred and instruments issued as part of the modification, are expensed on a straight-line basis throughout the remaining lease term.

(e)	Intangible assets

(i)	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets.

Subsequent to its’ initial recognition, goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development of software

Development activities involve a plan or design for the production of new or substantially improved processes. Development expenditures are capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use the asset.

The expenditures capitalised include the cost of direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognised in profit or loss as incurred.

In subsequent periods, capitalised development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Significant accounting policies (cont’d)

(e)	Intangible assets (cont’d)

(iii)	Software

The Group’s assets include computer systems consisting of hardware and software. The licenses for the software, which are considered to be a separate item, adding functionality to the hardware, are classified as intangible assets.

(iv)	Subsequent expenditures

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognised in profit or loss as incurred.

(v)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Software	5 years
Dry docking for chartered vessels	Up to 5 years
Capitalised software development costs	5-8 years

Amortization methods, useful life and residual values are reviewed at each reporting date.

(f)	Impairment

(i)	Financial assets

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortized cost the reversal is recognised in profit or loss.

(ii)	Non-financial assets

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (hereinafter: cash-generating unit, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value-in-use and its fair value less costs to sell.

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, accounted for this purpose as one cash-generating unit, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the CGU’s recoverable amount is estimated.

An impairment loss is recognised if the carrying amount of the Company’s cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to reduce the carrying amount of the other assets in that unit, on a pro rata basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Significant accounting policies (cont’d)

(f)	Impairment (cont’d)

(ii)	Non-financial assets (cont’d)

An impairment loss is allocated between the owners of the Company and the non-controlling interests on the same basis that the profit or loss is allocated.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

(g)	Employee benefits

(i)	Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and as defined benefit plans.

(a)	Defined contribution plans

A defined contribution pension plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.

(b)	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset). The discount rate is the yield at the reporting date on high grade corporate bonds denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in a net asset for the Group, an asset is recognized up to the net present value of economic benefits available in the form of a refund from the plan or a reduction in future contributions to the plan. An economic benefit in the form of refunds or reductions in future contributions is considered available when it can be realized over the life of the plan or after settlement of the obligation.

Gains or losses resulting from settlements of a defined benefit plan are recognized in profit or loss.

The Group recognizes immediately, directly in other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Significant accounting policies (cont’d)

(g)	Employee benefits (cont’d)

(ii)	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value. The discount rate is the yield at the reporting date on high grade corporate bonds denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations.

(iii)	Other long-term benefits

The Group’s net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefits that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on long-term high grade corporate bonds denominated in the same currency, that have maturity dates approximating to the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognised in profit or loss in the period in which they arise.

(iv)	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

(v)	Share-based compensation

The grant date fair value of share-based compensation awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based compensation awards that are conditional upon meeting service and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest.

(h)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation.

The Group recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Company settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

Legal claims

The Financial Statements includes appropriate provisions in respect of claims against the Group which, in the opinion of the Group’s management, based, among others, on the opinion of its legal advisers retained in respect of those claims, is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

Note 27 contains details of the additional exposure due to contingent claims where the amounts might be significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Significant accounting policies (cont’d)

(i)	Revenue Recognition from shipping services and related expenses

Revenue from containerized and non-containerized cargo

The Group considers each freight transaction as comprised of one performance obligation, recognized per the time-based portion completed as at the reporting date. The operating expenses related to cargo traffic are recognized immediately as incurred. If the expected incremental expenses related to the cargo exceed its expected related revenue, the loss is recognized immediately in profit or loss.

With respect to presentation and in accordance with IFRS 15 guidance, the Company recognizes “Contract assets”, reflecting receivables (not eligible to be classified as a financial asset, i.e. as trade receivables) and “Contract liabilities”, reflecting obligation to provide services, both with respect to engagements with customers, not yet completed as at the respective reporting date. Contract assets and contract liabilities relating to the same contract are to be presented on a net basis in the statement of financial position. However, trade receivables and contract liabilities deriving from the same contract are to be presented on a gross basis in the statement of financial position.

Revenue from demurrage

Revenues from demurrage and detentions for containers are accounted as separate performance obligation and recognized over time, up until the time the customer’s late return or pick-up of containers.

Revenue from value-added services

Revenues from value-added services provided by the Company and its agencies to the customers, such as documents handling, customs, duties etc., are accounted as separate performance obligation and recognized when the service is rendered.

Cooperation agreements

Non-monetary exchange of slots with other shipping companies in order to facilitate sale of services to customers are not accounted as revenues.

(j)	Finance income and expenses

Finance income ordinarily includes interest income, recognised as it accrues in profit or loss, using the effective interest method.

Finance expenses include mainly interest expense on borrowings and impairment losses recognised on trade and other receivables.

Foreign currency gains and losses are reported on a net basis.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from operating activities. Interest paid and dividends paid are presented as part of cash flows from financing activities.

(k)	Income taxes

Income taxes include current and deferred taxes. Current taxes and deferred taxes are recognised in profit or loss except to amounts relate to items recognised directly in equity or in other comprehensive income, to the extent they relate to such items.

Current taxes are the taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred taxes are recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding amounts used for taxation purposes. Deferred taxes are not recognised for the following temporary differences: (i) the initial recognition of goodwill, (ii) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and (iii) differences relating to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment. Deferred taxes are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Significant accounting policies (cont’d)

(k)	Income taxes (Cont’d)

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, or to the extent it can be utilized in future periods against taxable temporary differences (i.e. deferred tax liabilities). Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised in profit or loss when the liability to pay the related dividends is recognised by the distributing company.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

-	In the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

-	In the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

-	The same taxable entity; or

-	Different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are contractual to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(l)	Earnings (losses) per share

The Group presents basic and diluted earnings (losses) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, for the effects of all dilutive potential ordinary shares, if any. Share splits (or reversed splits) in effect as of the financial statements issuance date are applied to all presented periods.

(m)	Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction, with the difference between the fair value and the consideration from the transaction recorded in the Company’s equity.

(n)	Government grants

Government grants are recognized initially when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant.

Grants received from the Government of Israel with respect to the cost of employing Israeli resident sailors on Israeli vessels are deducted from the salary costs.

(o)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average principle, and mainly includes fuel on board.

(p)	Non-current assets and disposal groups held for sale

Non-current assets are classified as held for sale if it is highly probable that they will be recovered primarily through a sale transaction and not through continuing use.

Immediately before classification as held for sale, the assets are remeasured in accordance with the Group’s accounting policies. Thereafter, the assets are measured at the lower of their carrying amount and fair value less cost to sell. In subsequent periods, depreciable assets classified as held for sale are not periodically depreciated.

Impairment losses recognized on initial classification as held for sale, and subsequent gains or losses on remeasurement, are recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Accounting estimates

(i)	Significant accounting estimates and judgements

The significant accounting estimates and judgements are as follows:

(a)	Assessment of extension options and purchase options available in lease arrangements

Future lease payments during the lease term, measured at present value, include extension options and /or purchase options which are estimated by the Company as reasonably certain to apply. When assessing such options, the Company applies judgment, while considering all relevant aspects and circumstances, including its expected operational needs, to conclude whether it expects there will be an economic incentive to exercise such options. The assessment of those option affects the measurement of the related lease liabilities and their corresponding right-of-use assets, and in some circumstances, also the recognition of such liabilities and assets.

(b)	Assessment of probability of contingent liabilities

Legal matters, including applications for class actions, are pending against the Company and/or its investees. Management evaluates based on the opinion of its legal advisors, whether it is more likely than not that an outflow of economic resources will be required in respect of potential liabilities under such legal matters. The developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to a high level of uncertainty which could result in creation, adjustment or reversal of a provision for such matters. For information with respect to the Company’s exposure to claims and legal matters, see Note 27 (Contingent liabilities).

(c)	Assessment of the Company’s financial position

Please refer to Note 1(b) regarding the Company’s assessments with respect to its financial position.

(ii)	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Non-derivative financial liabilities

See Note 29(d)(1).

(b)	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows. Trade and other receivables are measured at the original invoice amount if the effect of discounting is immaterial. See Note 8.

(c)	Cash Generating Unit for impairment testing

See Note 6.

(d)	Assets classified as held for sale

Assets classified as held for sale are measured at fair value, estimated as the expected sale price, less costs to sell. The sale price of vessels is calculated based on the estimated steel prices and the vessels weight. See also Note 5(a).

(e)	Financial assets measured at fair value through other comprehensive income

The fair value of financial assets classified as measured at fair value through other comprehensive income is measured based on their quoted prices on an active market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	Vessels, containers, handling equipment and other tangible assets (*)

Cost:

	Balance at January 1, 2020	Additions	Disposals	Reclass from assets held for Sale	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31 2020
	US $’000
Vessels	1,178,983	284,874		50,667	81,052		1,595,576
Containers and equipment	828,898	182,521	(22,820)		(5,315)		983,284
Computer systems and Communication equipment	53,583	3,372	(588)		3,787	336	60,490
Other property and equipment	109,094	13,412	(2,172)		(2,159)	375	118,550
Total	2,170,558	484,179	(25,580)	50,667	77,365	711	2,757,900

Depreciation and impairment charges:

	Balance at January 1, 2020	Depreciation	Disposals	Reclass from assets held for sale	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31 2020
	US $’000
Vessels	461,042	188,890		38,721	(41,081)		647,572
Containers and equipment	403,160	94,415	(16,264)		(18,914)		462,397
Computer systems and Communication equipment	41,715	6,479	(588)			20	47,626
Other property and equipment	51,860	14,435	(2,081)		(484)	551	64,281
Total	957,777	304,219	(18,933)	38,721	(60,479)	571	1,221,876

Net carrying amounts:

	Balance at January 1, 2020	Balance at December 31, 2020
	US $’000	US $’000
Vessels	717,941	948,004

Containers and equipment	425,738	520,887

Computer systems and Communication equipment	11,868	12,864
Other property and equipment	57,234	54,269
	69,102	67,133
Total	1,212,781	1,536,024

(*)	Mostly related to right-of-use assets (see also Note 7).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	Vessels, containers, handling equipment and other tangible assets (cont’d) (*)

Cost:

	Balance at January 1, 2019	Additions	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31 2019
	US $’000
Vessels	941,201	240,908		(3,126)		1,178,983
Containers and equipment	789,144	180,634	(105,588)	(35,277)	(15)	828,898
Computer systems and communication equipment	46,115	8,271	(307)		(496)	53,583
Other property and equipment	51,671	60,369	(1,592)		(1,354)	109,094
Total	1,828,131	490,182	(107,487)	(38,403)	(1,865)	2,170,558

Depreciation and impairment charges:

	Balance at January 1, 2019	Depreciation	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31 2019
	US $’000
Vessels	323,774	139,682		(2,414)		461,042
Containers and equipment	437,457	78,399	(87,682)	(25,002)	(12)	403,160
Computer systems and communication equipment	36,372	5,647	(304)			41,715
Other property and equipment	40,421	13,249	(558)		(1,252)	51,860
Total	838,024	236,977	(88,544)	(27,416)	(1,264)	957,777

Net carrying amounts:

	Balance at January 1, 2019	Balance at December 31, 2019
	US $’000	US $’000
Vessels	617,427	717,941

Containers and equipment	351,687	425,738

Computer systems and Communication equipment	9,743	11,868
Other property and equipment	11,250	57,234
	20,993	69,102
Total	990,107	1,212,781

(*)	Mostly related to right-of-use assets (see also Note 7).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	Vessels, containers, handling equipment and other tangible assets (cont’d)

(a)	Assets held for sale

On December 31, 2018, in line with commercial and cost-benefit considerations, the Company designated three vessels, to be sold or scrapped. Accordingly, the Company classified such vessels as held for sale, measured per their scrap value and recorded an impairment in an amount of US$ 38 million (under other operating expenses). Two of such vessels were sold in 2019 and one vessel was reclassified back as an operating asset in 2020, due to change in management’s plans considering market conditions, resulted with an impairment recovery of US$ 4 million (see also Note 19).

In addition, and further to an agreement concluded in December 2018, with respect to the sale of containers (for a net consideration of US$ 20 million), the Company classified the related containers as held for sale and disposed such containers during 2019 and 2020.

(b)	See also Note 12(a) with respect to liens place on tangible assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Intangible assets

Cost:

	Balance at January 1, 2020	Additions	Disposals	Effect of movements in exchange rates	Balance at December 31 2020
	US $’000
Goodwill	8,299			(736)	7,563
Software (mostly development costs)	182,296	12,245	(19)	(16)	194,506
Dry docking	4,514				4,514
Other intangible assets	3,415				3,415
Total	198,524	12,245	(19)	(752)	209,998

Amortization and impairment losses:

	Balance at January 1, 2020	Amortization	Disposals	Effect of movements in exchange rates	Balance at December 31 2020
	US $’000
Goodwill
Software (mostly development costs)	126,645	9,733	(13)	(24)	136,341
Dry docking	4,429	85			4,514
Other intangible assets	2,530	148			2,678
Total	133,604	9,966	(13)	(24)	143,533

Net carrying amounts:

	Balance at January 1, 2020	Balance at December 31, 2020
	US $’000	US $’000
Goodwill	8,299	7,563
Software (mostly development costs)	55,651	58,165
Dry docking	85
Other intangible assets	885	737
Total	64,920	66,465

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Intangible assets (cont’d)

Cost:

	Balance at January 1, 2019	Additions	Disposals	Effect of movements in exchange rates	Balance at December 31 2019
	US $’000
Goodwill	8,230	559		(490)	8,299
Software (mostly development costs)	173,508	8,746	(15)	57	182,296
Dry docking	4,514				4,514
Other intangible assets	3,415				3,415
Total	189,667	9,305	(15)	(433)	198,524

Amortization and impairment losses:

	Balance at January 1, 2019	Amortization	Disposals	Effect of movements in exchange rates	Balance at December 31 2019
	US $’000
Goodwill
Software (mostly development costs)	118,530	8,073	(15)	57	126,645
Dry docking	4,117	312			4,429
Other intangible assets	2,382	148			2,530
Total	125,029	8,533	(15)	57	133,604

Net carrying amounts:

	Balance at January 1, 2019	Balance at December 31, 2019
	US $’000	US $’000
Goodwill	8,230	8,299
Software (mostly development costs)	54,978	55,651
Dry docking	397	85
Other intangible assets	1,033	885
Total	64,638	64,920

Impairment test

For the purpose of IAS 36, the Group, which operates an integrated liner network, has one cash-generating unit (hereinafter: CGU), which consists of all of the Group’s operating assets.

As at December 31, 2020, the Group did not identify any impairment indicators in respect of its cash-generating unit. The recoverable amount, for the purpose of the annual impairment test for goodwill, was based on fair value less cost of disposal of the CGU, and did not result with in an impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Leases

The Group is engaged in multiple lease arrangements for vessels and containers, supporting its operating activities, as well as for buildings, vehicles, IT equipment and other tangible assets. Such lease arrangements (part of which includes options for extension and / or purchase of the underlying asset) are characterized by large-scale, frequent and recurring engagements in common market terms.

(a)	Right-of-use assets

	Vessels	Containers and equipment	Buildings, vehicles and other tangible assets	Total
	US $’000
Balance as at January 1, 2020	600,480	408,003	49,813	1,058,296
Additions	284,756	152,481	11,599	448,836
Depreciation	(180,690)	(84,119)	(15,841)	(280,650)
Other (*)	122,132	(10,295)	2,340	114,177
Balance as at December 31, 2020	826,678	466,070	47,911	1,340,659

	Vessels	Containers and equipment	Buildings, vehicles and other tangible assets	Total
	US $’000
Balance as at January 1, 2019	491,333	317,360	242	808,935
IFRS 16 Adoption	140,442	73,174	41,453	255,069
Additions	100,466	114,685	22,067	237,218
Depreciation	(131,050)	(69,700)	(13,716)	(214,466)
Other (*)	(711)	(27,516)	(233)	(28,460)
Balance as at December 31, 2019	600,480	408,003	49,813	1,058,296

(*)	Mainly modifications, see also Note 5.

(b)	Maturity analysis of the Group’s lease liabilities

	As at December 31
	2020	2019
	US $’000
Less than one year	362,176	215,576
One to five years	588,028	425,780
More than five years	223,812	215,970
Total	1,174,016	857,326

The Group’s lease liabilities are mostly denominated in USD, discounted, as of December 31, 2020, by interest rates with weighted average of 11%.

(c)	Amounts recognized in profit or loss

	2020	2019
	US $’000
Interest expenses on lease liabilities	102,480	97,620
Expenses relating to short-term leases:
Vessels	121,115	181,856
Containers	27,049	27,417
Capital gains related to sale and leaseback transactions		3,619

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Leases (cont’d)

(d)	Amounts recognized in the statement of cash flows

	2020	2019
	US $’000
Cash outflow related to lease liabilities	368,931	319,166

(e)	For further details regarding the Company’s obligations, in respect of leases not accounted as a lease liability, see Note 26.

8	Trade and other receivables

(a)	Carrying amounts

	2020	2019
	US $’000
Non-current other receivables	5,293	5,318

Current trade and other receivables

Trade receivables	457,506	263,749

Other receivables
Insurance recoveries (see also Note 15)	4,636	4,576
Government institutions	15,471	11,540
Prepaid expenses	30,014	25,531
Other receivables	12,374	11,663
	62,495	53,310

	520,001	317,059

The Group’s exposure to credit and market risks is disclosed in Note 29.

(b)	Factoring facility

In August 2019, the Company entered into a revolving arrangement with a financial institution, subject to periodical renewals, for the recurring sale, meeting the criteria of “true sale”, of portion of receivables, designated by the Company. According to this arrangement, an agreed portion of each designated receivable is sold to the financial institution in consideration of cash in the amount of the portion sold (limited to an initial aggregated amount of US$ 90 million, subsequently increased to US$ 100 million), net of the related fees. The collection of receivables previously sold, enables the recurring utilization of the above-mentioned limit. The true sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9 (Financial Instruments).

Further to this arrangement, the Company is required to comply with a minimum balance of cash (as determined in the agreement) in the amount of US$ 125 million, as well with other requirements customarily applied in such arrangements. As at December 31, 2020, the total amount of receivables sold to the financial institution, out of the above-mentioned limit, was US$ 2 million (US$ 58 million as of December 31, 2019).

Following the reporting date, the agreement was renewed to additional period ending February 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Other investments

	2020	2019
	US$’000
Non-current investments
Financial assets at fair value through profit or loss	2,101
Other (*)	2,787	2,766
	4,888	2,766

(*) Mainly long-term deposits which are not bearing any interest.

Current investments
Short term bank deposits (*)	55,836	56,493
Financial assets at fair value through profit or loss	842	988
Financial assets at fair value through other comprehensive income	2,298	1,566
	58,976	59,047

(*) Mainly deposits under lien - see also Note 12(a).

The average interest rate on the abovementioned deposits during 2020 was approximately 1.7%.

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 29.

10	Cash and cash equivalents

	2020	2019
	US$’000
Bank balances and cash in hand	187,125	130,997
Demand deposits	383,289	51,789
	570,414	182,786

The Group’s exposure to interest rate risk and a sensitivity analysis for financial liabilities is disclosed in Note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	Capital and reserves

(a)	Share capital

In December 2020, the General meeting of the Company’s shareholders approved, subject to the consummation of the Company’s initial public offering (IPO), effective immediately prior to such offering, to revise the Company’s ordinary shares to have no par value, as well as to carry out a share split of 1:10, in the form of issuing benefit shares (nine ordinary shares to be issued for each existing ordinary share).

On February 1, 2021 the Company completed its IPO (see also Note 1(b)). Accordingly, these financial statements reflect the abovementioned share split retrospectively, in all presented periods.

		2020	2019
Number of ordinary shares (issued and paid up):
Balance at the beginning of the year		100,000,000	100,000,000
Balance at the end of the year		100,000,000	100,000,000

Ordinary shares	- in US$’000’s	88	88
	- in NIS’000’s	300	300

As at December 31, 2020 and 2019 the authorised share capital is comprised of 350,000,001 ordinary shares, each with a par value of NIS 0.03. The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Company’s residual assets, except as disclosed in (b) below.

In February 2021, further to the Company’s IPO and the exercise of the related underwriters’ option, the Company issued a total of 15,000,000 ordinary shares.

(b)	Special State Share

The issued and paid-up share capital includes one share which is a Special State Share.

In the framework of the process of privatising the Company, all the State of Israel’s holdings in the Company (about 48.6%) were acquired by The Israel Corporation pursuant to an agreement from February 5, 2004. As part of the process, the Company allotted to the State of Israel a Special State Share so that it could protect the vital interests of the State.

On July 14, 2014 the State and the Company have reached a settlement agreement (the “Settlement Agreement”) that has been validated as a judgment by the Supreme Court. The Settlement Agreement provides, inter alia, the following arrangement shall apply: State’s consent is required to any transfer of the shares in the Company which confers on the holder a holding of 35% and more of the Company’s share capital. In addition, any transfer of shares which confers on the holders a holding exceeding 24% but not exceeding 35%, shall require a prior notice to the State. To the extent the State determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.

The Special State Share is non-transferable; its rights are described in the new Company’s Articles of Association.

Except for the rights attached to the said share, it does not confer upon its holder voting rights or any share capital related rights.

(c)	Share-Based Payment Arrangements

During 2018 the Company granted certain senior managers with options (see also Note 13(h)), according to the below terms (reflecting the above mentioned share split):

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	Capital and reserves (cont’d)

(c)	Share-Based Payment Arrangements (cont’d)

Grant date	Instrument terms	Number of instruments	Vesting Terms	Contractual life
June 30, 2018	Each option is exercisable into one ordinary share , at the exercise price of the share on the grant date.	4,990,000	50%, 25% and 25% of the options are exercisable following a service period of 2 years, 3 years and 4 years, respectively.	6 years

As at December 31, 2020, the number of outstanding and exercisable options was 2,495,000.

During the year ended December 31, 2020, 2019 and 2018, the Company recorded expenses related to share-based payment arrangements of US$ 490 thousands, US$ 707 thousands and US$ 368 thousands, respectively.

Information on fair value measurement

The weighted average fair value of options on grant date was $3.62, measured using the Black-Scholes model, based on the following measurement inputs:

Share price on grant date	USD 1.00
Exercise price	USD 1.00
Expected volatility	31.9%
Expected life	6 years
Expected dividends	0%
Risk-free interest rate	2.7%

Following the reporting date, further to prior approvals of the Company’s Compensation committee, Audit committee and Board of Directors, and concurrently with the consummation of the Company’s initial public offering, the Company granted a senior member of the Company’s Management with options exercisable to 545,766 of its ordinary shares with an exercise price per the offering price of $15.00 and with a fair market value (using a Black- Scholes valuation) equivalent to NIS 9.6 million (US$ 2.9 million), exercisable for a term of five years from the grant date, subject to vesting. 25% of such options shall vest upon the first anniversary of the grant date with the remaining options vesting in equal quarterly portions over the following three years period.

(d)	Earnings (Loss) per share

Basic and diluted earnings (loss) per share

	2020	2019	2018
	US$’000
Profit (loss) attributable to ordinary shareholders used to calculate basic and diluted earnings (loss) per share	517,961	(18,149)	(125,653)

Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	100,000,000	100,000,000	100,000,000

Effect of share options	4,530,892

Weighted average number of ordinary shares used to calculate diluted earnings (loss) per share	104,530,892	100,000,000	100,000,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	Capital and reserves (cont’d)

(d)	Earnings (Loss) per share

In the year ended December 31, 2019 and 2018, options for 4,990,000 ordinary shares, granted to certain senior managers (see above and Note 13(h)) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

Due to the absence of a trading market for our ordinary shares during the reported periods, the fair value of our ordinary shares for the purpose of calculating the dilutive impact of share options was estimated by our Management and approved by our Board of Directors.

12	Loans and other liabilities

This Note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see Note 29.

(a)	The loans and other liabilities are as follows:

	2020	2019
	US$’000
Non-current liabilities
Loans from financial institutions	3,714	10,139
Loan from shipyard	52,240	48,223
Other loans and liabilities	39,817	39,704
Debentures	423,700	443,866
	519,471	541,932

Current liabilities
Current portion of loans from financial institution	6,213	1,989
Current portion of other loans and liabilities	9,855	10,039
Current portions of debentures	-	11,608
	16,068	23,636

Short-term borrowings	122,501	116,431
	138,569	140,067

See also Note 29(b) with respect to the contractual maturities of financial liabilities.

Liens placed in respect of liabilities

As security for part of the short-term and long-term bank credit and other long-term loans and liabilities, liens have been registered on most of the vessels fleet and its equipment, including the revenues generated by the vessels and the insurance rights relating to certain vessels, containers, handling equipment, deposits and other assets. The aggregate carrying values of the securing assets, as well as of right-of-use asset (accounted as securing their corresponding lease liabilities), are as follows:

	2020	2019
	US $’000
Vessels	936,057	725,558
Containers and handling equipment	470,739	418,862
Deposits	51,992	51,477
Buildings, vehicles and others	53,510	55,822
	1,512,298	1,251,719

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Loans and other liabilities (cont’d)

(b)	Terms and debt repayment schedule

Terms and conditions of outstanding loans are as follows:

	December 31, 2020
			Year of		Carrying
	Currency	Effective interest (2)	Maturity	Face value	Amount (3)
				US $’000
Debentures :
Tranche C (1)	US$	7%	2023	302,219	297,816
Tranche D (1)	US$	7.9%	2023	130,347	125,884
Long-term loans:
Tranche E (1)	US$	8.7%	2026	73,400	52,240
Other	US$	(*)9.4%	2021-2025	56,204	56,204
Long-term liabilities	US$		2021-2022	3,395	3,395
Short-term credit from banks (4)	US$	2.7%	2021	122,501	122,501
				688,066	658,040

	December 31, 2019
			Year of		Carrying
	Currency	Effective interest (2)	Maturity	Face value	Amount (3)
				US $’000
Debentures :
Tranche A (1)	US$	Libor + 2.8%	2021	15,634	15,634
Tranche C (1)	US$	7%	2023	359,808	322,620
Tranche D (1)	US$	7.9%	2023	127,772	117,220
Long-term loans:
Tranche A (1)	US$	Libor + 2.8%	2021	1,693	1,693
Tranche E (1)	US$	8.7%	2026	72,108	48,223
Other	US$	(*)9.7%	2020-2030	54,374	54,374
Long-term liabilities	US$		2020-2022	5,804	5,804
Short-term credit from banks (5)	US$	4.3%	2020	116,431	116,431
				753,624	681,999

(*)	Weighted average.

See also Note 7(b) with respect to lease liabilities.

(1)	During 2014 the Company completed its debt restructuring, which involved the majority of its creditors, related parties and additional stakeholders. In the framework of the restructuring, the following debt instruments were issued:

(i) Tranche A, as fully secured debt (partially issued as debentures) – Early repaid in June 2020.

(ii) Tranches C and D, as unsecured notes, payable on June 2023 and subject to early repayment mechanism related to excess cash and proceeds from the sale of assets, as defined in the restructuring agreement. During 2020, the Company recorded adjustments to the carrying amount of these notes, in respect of their estimated cashflows (see also Notes 1(b) and 29(a)(2)).

(iii) Tranche E, as unsecured loan, payable on 2026, subject to the full settlement of Tranches A, C and D.

(2)	The effective interest rate is the rate that discounts estimated future cash payments or receipts through the contractual life of the financial instrument to the net carrying amount of the financial instrument and it does not necessarily reflect the contractual interest rate.

(3)	Regarding the carrying amount of the assets securing the Company’s loans and liabilities, see Note 12(a).

(4)	Includes US$ 50 million subject to Libor + 3.0%.

(5)	Includes US$ 50 million subject to Libor + 2.5%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Loans and other liabilities (cont’d)

(c)	Financial covenants

Following the early repayment of Tranche A in June 2020, the covenants previously referred to as ‘Fixed charge cover ratio’ and ‘Total leverage ratio’ (see also below), were removed and no longer exist.

Accordingly, as of December 31, 2020, the Company is required to comply with a financial covenant of ‘Minimum Liquidity’ determining a minimal balance of US$ 125 million, as defined in the related facility agreement.

As at December 31, 2020, the Company complies with all its covenants. According to these consolidated Financial Statements, the Company’s liquidity, as defined in the related agreements, amounts to US$ 572 million (Minimum Liquidity required is US$ 125 million).

(d)	Movement in liabilities deriving from financing activities

	Loans and other liabilities
	Loans and other Liabilities	Debentures	Lease Liabilities
Balance as at January 1, 2020	226,525	455,474	857,326

Changes from financing cash flows:
Receipt of long-term loans and other long-term liabilities	9,052
Repayment of borrowings and lease liabilities	(9,258)	(61,705)	(265,262)
Change in short-term loans	6,071

Additional Leases			447,647
Modifications			134,777
Other Changes (*)	1,950	29,931	(472)
Balance as at December 31, 2020	234,340	423,700	1,174,016

(*) Mainly includes discount amortization, adjustments in respect of estimated cashflows and accrual of PIK interest.

	Loans and other liabilities
	Loans and other Liabilities	Debentures	Lease Liabilities
Balance as at January 1, 2019	306,032	450,969	614,048

Changes from financing cash flows:
Receipt of long-term loans and other long-term liabilities	10,547		3,282
Repayment of borrowings and lease liabilities	(65,397)	(9,639)	(225,727)
Change in short-term loans	3,318

Additional Leases (*)			458,581

Other Changes (**)	(27,975)	14,144	7,142
Balance as at December 31, 2019	226,525	455,474	857,326

(*) Includes $236 million related to the adoption of IFRS16.

(**) Mainly includes non-cash maturities, lease modifications, discount amortization and accrual of PIK interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Employee benefits

(a)	Composition

	2020	2019
	US$’000
Present value of obligations (see section (f) below)	70,357	67,502
Fair value of the plan assets (see section (f) below)	(30,655)	(28,525)
Recognized liability for defined benefit obligations	39,702	38,977
Termination benefit-liability for early retirement	12,706	16,003
Other long-term benefits	14,218	13,010
Presented as current liabilities:
Liability for annual leave	7,779	7,459
Current portion of liability for early retirement	5,134	6,081
Total employee benefits	79,539	81,530

Presented in the statement of financial position as follows:
Current (Note 14)	12,913	13,540
Non-current	66,626	67,990
	79,539	81,530

(b)	Defined contribution pension plans

According to the Israeli Severance Pay Law - 1963, an employee who is dismissed, or who reaches the retirement age, is entitled to severance payments, in a sum equal, in essence, to 8⅓% of his last monthly salary multiplied by the actual months of employment (hereinafter – “Severance Obligation”). The Severance Pay Law allows employers to be relieved from part or all of the Severance Obligation by making regular deposits to pension funds and insurance companies, if it is approved (beforehand) by a relevant regulation or Collective Agreement.

The Group makes regular deposits to pension funds and insurance companies. With respect to some of its employees, the Group makes such payments replacing its full Severance Obligation regarding those employees and, therefore, treats those payments as if they were payments to a defined contribution pension plan. With respect to most of the other employees, the Group makes such payments replacing only (6%)/(8⅓%) of the respective Severance Obligation. Therefore, the Company treats those payments as payments to a defined contribution pension plan and treats the remainder (2⅓%)/(8⅓%) as payments to a defined benefit pension plan. The Group’s payments in respect of the above-mentioned, as well as in respect of other contribution plans, during the years ended December 31, 2020, 2019 and 2018, were $8.3 million, $7.7 million and $7.5 million, respectively.

(c)	Defined benefit pension plan

(i)	The post-employment liability included in the statement of financial position represents the balance of liabilities not covered by deposits and/or insurance policies in accordance with the existing labour agreements, the Severance Pay Law and the salary components which Management believes entitle the employees to receipt of compensation.

To cover their pension and severance liabilities, the Company and certain of its subsidiaries make regular deposits with recognised pension and severance pay funds in the employees’ names and purchase insurance policies.

The reserves in compensation funds include accrued linkage differentials (for Israeli CPI), interest accrued and deposited in compensation funds in banks and insurance companies. Withdrawal of the reserve monies is contingent upon fulfilment of detailed provisions in the Severance Pay Law.

(ii)	Group retirees receive, in addition to the pension payments, benefits which consist mainly of a holiday gift and vouchers. The Group’s liability in respect of these costs accumulates during the service period. The contractual costs are in respect of the post-employment period, based on an actuarial calculation for existing retirees and for the serving employees entitled to this benefit according to their contractual retirement age.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Employee benefits (cont’d)

(d)	Other long-term employee benefits

(i)	Provision for annual absence

Under the labour agreement, employees retiring on pension are entitled to certain compensation in respect of unutilised annual absence. The provision was measured based on actuarial calculations. The actuarial assumptions applied include those noted in section (g) below, as well as assumptions based on the Group’s experience according to the likelihood of payment of annual absence pay at retirement age and utilisation of days by the LIFO method.

(ii)	Company participation in education fees for children of employees studying in higher educational institutions

Under the labour agreement, employees are entitled to the participation of the Company in education fees for their children. The provision was measured based on actuarial calculations, by applying actuarial assumptions included in section (g) below, as well as assumptions based on the Company’s experience according to the likelihood of payment of educational fees.

(e)	Benefits in respect of voluntary early retirement

According to agreements reached with certain employees who retired early, these employees are entitled to a pension from the Group until they reach regular retirement age. A provision, computed based on the present value of the early retirement payments, is included in the Consolidated Statement of Financial Position.

(f)	Movement in the present value of the defined benefit pension plan obligation

	2020	2019
	US $’000
Defined benefit obligation at January 1	67,502	58,575
Benefits paid by the plan	(5,675)	(4,250)
Current service cost and interest	4,258	2,968
Foreign currency exchange changes in plan measured in a currency different from the entity’s functional currency	3,209	4,016
Actuarial losses recognised in other comprehensive income	1,063	6,193
Defined benefit obligation at December 31	70,357	67,502

Movement in the present value of plan assets

	2020	2019
	US $’000
Fair value of plan assets at January 1	28,525	27,185
Contribution paid by the Group	1,547	937
Benefits paid by the plan	(2,321)	(2,234)
Return on plan assets	695	397
Foreign currency exchange changes in plan measured in a currency different from the entity’s functional currency	884	1,482
Actuarial gains recognised in other comprehensive income	1,325	758
Fair value of plan assets at December 31	30,655	28,525

Plan assets composition

	2020	2019
	US $’000
Equity instruments	11,336	9,839
Debt instruments	15,815	15,707
Cash and deposits	1,099	989
Other	2,405	1,990
	30,655	28,525

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Employee benefits (cont’d)

(g)	Actuarial assumptions

The principal actuarial assumptions at the reporting date:

(i)	Annual resignation and dismissal rates were determined on the basis of the past experience of the Group; for employees of the Company the resignation rate is estimated between 8.0%-10.0% and the dismissal rate is estimated between 1.0% and 2.0%. For the subsidiaries, the resignation rate is estimated at between 2.4% and 4.0% and the dismissal rate is estimated at between 2.0% and 2.6%.

(ii)	The relevant discount rates are as follows:

	2020	2019	2018
Early retirement	0.9%-1.0%	1.0-%1.1%	2.1%-2.4%
Annual absence	2.4%-2.5%	2.1%-2.2%	3.5%-3.7%
Tuition fees	1.3%-1.9%	1.3%-1.8%	2.5%-3.1%
Defined benefit plan	1.0%-2.7%	1.0%-3.15%	2.0%-4.0%

(iii)	Assumptions regarding future benefits growth were made on the basis of the Group’s experience and management’s assessments. The Group - For employees, the average future salary growth increment is between 2.0% and 4.8% per year 2020, and between 2.0% and 4.5% per year in 2019 and 2018.

Assumptions regarding future mortality are based on published statistics and mortality tables.

(iv)	The overall long-term rate of return on assets is between 0.7% and 4.0% per year in 2020, and between 1.8% and 3.8% per year in 2019 and between 3.1% and 3.6% per year in 2018. The long-term rate of return addresses the portfolio as a whole, based exclusively on historical returns, without adjustments.

(v)	Sensitivity analysis

Reasonably possible changes to one of the relevant actuarial assumptions, assuming other assumptions constant, would have affected the defined benefit obligation by the amounts below:

	Defined benefit obligation
	At December 31, 2020
	Increase	Decrease
	US $’000
Discount rate (0.5% movement)	3,821	(3,821)
Future benefit growth (0.5% movement)	(2,683)	2,692

As at December 31, 2020, the weighted average duration of the defined benefit obligation was 10 years (as at December 31, 2019 - 10 years).

In 2021, the Group expects to pay about US$ 1,634 thousands in contributions to the funded defined benefit pension plan.

(h)	The Company’s Board of Directors approved compensation plans for the Company’s employees and management (the “Plans”) for the years 2017-2020, payable as cash bonuses. The payment of cash bonuses under the Plans was subject to the satisfaction of certain pre-conditions, such as profitability and minimum EBITDA, while the actual bonus payable to each participant under the Plans is based on each participant’s meeting of certain key performance indicators (determined based on the overall performance of the Company and the individual performance of each participant). The accrual for bonuses is presented within the current liabilities.

During the second half of 2018, the Company’s Board of Directors approved the adoption of a share option plan that allows for the grant of options to purchase ordinary shares of the Company, as well as specific grants to certain members of management, which constitute less than 5% of the Company’s share capital on a fully diluted basis and reflects an expense of approximately US$ 2 million, to be recognized during the vesting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Employee benefits (cont’d)

During 2020 the Company’s Board of Directors approved the adoption of the 2020 share incentive plan, pursuant to which the Company may grant share-based awards. 25% of the Awards will vest upon the first anniversary of the vesting commencement date and 6.25% of the Awards will vest at the end of each three month period following such first anniversary. Vested awards will be exercisable on a “cashless basis”, expiring on the tenth anniversary of their grant date, subject to early termination and acceleration provisions. The Company’s Board of directors further approved the reservation of a maximum aggregate number of 1,000,000 ordinary shares of the Company, which shall be available for issuance under its Share Option Plans.

In respect of options to purchase ordinary shared, granted following the reporting date, see Note 11(c).

14	Trade and other payables

	2020	2019
	US$’000
Trade payables	304,963	350,775

Other payables
Salaries and related payables	22,505	8,392
Provision for annual leave and early retirement (see Note 13(a))	12,913	13,540
Government institutions	12,833	9,169
Accrued interest	7,042	8,621
Accrued expenses	19,664	8,209
Advances from customers and others	7,846	11,171
Payables and other credit balances	11,110	12,540
	93,913	71,642

	398,876	422,417

All of the trade and other payables are contractual to be settled within one year or are repayable on demand.

The Group’s exposure to currency, liquidity and market risks related to trade and other payables is disclosed in Note 29.

15	Provisions

2020
US $’000
Balance at the beginning of the year	17,998
Provisions added during the year	10,315
Provisions utilized during the year	(3,904)
Provisions reversed during the year	(2,989)
Balance at the end of the year	21,420

Legal and employee claims

For legal matters addressed against the Group, see Note 27.

Claims covered by insurance

Claims covered by insurance represent mainly claims for damage to cargo of customers that was shipped in containers at the responsibility of the Company. The Company has agreements with insurance companies that indemnify it in respect of such damages (other than the self-participation provided in the insurance agreements). Regarding assets that were recognised in respect thereto, see Note 8, insurance recoveries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	Income from voyages and related services

	2020	2019	2018
	US $’000
Shipping	3,920,325	3,257,121	3,208,315
Other	71,371	42,640	39,549
	3,991,696	3,299,761	3,247,864

See also Note 25 with respect to disaggregation of revenues by geographical trade zone.

17	Operating expenses and cost of services

	2020	2019	2018
	US $’000
Wages and expenses relating to seagoing personnel	9,099	10,392	10,043
Maintenance and repair of vessels	3,881	4,060	4,708
Expenses relating to fleet equipment (mainly containers and chassis)	26,598	25,560	25,743
Fuel and lubricants	361,568	386,917	536,634
Insurance	9,586	8,634	9,583
Expenses related to cargo handling	1,432,937	1,421,354	1,379,320
Port expenses	206,946	200,610	273,988
Agents’ salaries and commissions	159,134	149,210	159,790
Cost of related services and sundry	100,537	61,437	72,009
Slots purchase and hire of vessels	497,777	515,102	480,374
Hire of containers	27,049	27,417	47,421
	2,835,112	2,810,693	2,999,613

18	Other operating income

	2020	2019		2018
	US $’000
Capital gain, net	8,814	35,471	(*)	3,015
Sundry	3,807	2,628		2,302
	12,621	38,099		5,317

(*) Includes capital gains related to the sale of real-estate assets.

19	Other operating expenses

	2020	2019	2018
	US $’000
Impairment loss (recovery) (*)	(4,329)	1,150	37,993
Sundry	57	89	78
	(4,272)	1,239	38,071

(*) See also Note 5(a).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	General and administrative expenses

	2020	2019	2018
	US $’000
Salaries and related expenses	115,349	105,354	98,278
Office equipment and maintenance	11,625	12,019	16,643
Depreciation and amortization	22,540	19,171	10,925
Consulting and legal fees	4,090	4,714	6,039
Travel and vehicle expenses	1,674	3,562	5,294
Other	7,932	6,785	6,741
	163,210	151,605	143,920

21	Personnel expenses

	2020	2019	2018
	US $’000
Salaries and related expenses included in:
Operating expenses and cost of services	145,330	137,990	132,003
General and administrative expenses	115,349	105,354	98,278
	260,679	243,344	230,281

22	Depreciation and amortization expenses

	2020	2019	2018
	US $’000
Operating expenses:
Depreciation	291,559	226,026	100,152
Amortization	86	313	490
General and administrative	22,540	19,171	10,925
	314,185	245,510	111,567

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Finance income and expenses

(a)	Finance income

	2020	2019	2018
	US $’000
Interest income	1,915	2,447	2,492
Gain from repurchase of debt (see Note 1(b))	6,188
Net foreign currency exchange rate differences			16,709
	8,103	2,447	19,201

(b)	Finance expenses

	2020	2019	2018
	US $’000
Interest expenses	150,371	147,383	100,584
Adjustments to financial liabilities in respect of estimated cashflows (see Note 12(b))	21,971
Net foreign currency exchange rate differences	13,718	8,351
Impairment losses on trade and other receivables	3,303	1,013	1,122
	189,363	156,747	101,706

24	Income tax

(a)	Measurement of results for tax purposes

The Company measures its results for tax purposes in United States dollar, as stipulated by the relevant regulations.

Israeli subsidiaries are taxed under the Israeli Income Tax ordinance - 1961. Non-Israeli subsidiaries are taxed under the laws in their countries of residence.

	2020	2019	2018
	US $’000
Current tax expenses
Current period	16,224	13,028	12,744
Taxes in respect of previous years	760	(1,313)	631
	16,984	11,715	13,375

Deferred tax expenses
Origination and reversal of temporary differences	(385)	51	757
Total income taxes in income statements	16,599	11,766	14,132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Income tax (cont’d)

(b)	Reconciliation of effective tax rate

The reconciliation is based on the Company’s domestic tax rate.

	2020	2019	2018
	US $’000
Profit (loss) for the year	524,190	(13,044)	(119,853)
Income taxes	16,599	11,766	14,132
Profit (loss) excluding income taxes	540,789	(1,278)	(105,721)

Income tax using the domestic corporation tax rate	124,382	(294)	(24,316)
Current year losses for which no deferred tax asset was recognized		7,759	29,097
Utilization of carried forward tax losses for which no deferred tax assets were recognized	(115,947)
Effect of tax rates in foreign jurisdictions	3,917	4,769	4,936
Non-deductible expenses	216	393	401
Effect of different tax rates on specific gains	4,102	2,084	4,383
Effect of share of profits of associates	(768)	(1,087)	(1,232)
Other	(*)697	(*)(1,858)	863
	16,599	11,766	14,132

(*) Mainly related to taxes in respect of previous years.

(c)	Deferred tax assets and liabilities

(1)	Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2020	2019	2020	2019	2020	2019
	US $’000
Vessels, containers, handling equipment and other tangible assets (*)			(144,462)	(150,698)	(144,462)	(150,698)
Financial liabilities	13,445	12,281			13,445	12,281
Employee benefits	16,880	17,190			16,880	17,190
Tax losses carry-forwards	117,731	125,171			117,731	125,171
Other items			(2,431)	(3,246)	(2,431)	(3,246)
Net deferred tax assets (liabilities)	148,056	154,642	(146,893)	(153,944)	1,163	698

Net deferred tax assets recognised in the statement of the financial position					1,502	1,048
Net deferred tax liabilities recognised in the statement of the financial position					(339)	(350)
					1,163	698

(*)	In accordance with Israeli Income Tax Regulations, the Group is entitled to deduct depreciation for vessels and related equipment at a higher rate than recorded in its financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Income tax (cont’d)

(c)	Deferred tax assets and liabilities (cont’d)

(2)	Unrecognised deferred tax assets

On December 31, 2020 there are carry forward tax losses in the amount of US$ 1,799 million (2019: US$ 2,339 million, 2018: US$ 2,438 million).

Deferred tax assets in the amount of US$ 297 million at December 31, 2020 (2019: US$ 414 million, 2018: US$ 413 million) have not been recognised in respect of the tax losses, since it is not probable that future taxable profits will be available against which the Group can utilise the benefits therefrom.

Under existing Israeli tax laws, there is no time limit for utilising tax losses.

(d)	Movement in deferred tax assets and liabilities during the year

	Vessels containers handling equipment and other tangible assets	Financial liabilities	Employee benefits	Accumulated tax losses	Other items	Total
	US $’000
Balance January 1, 2020	(150,698)	12,281	17,190	125,171	(3,246)	698
Recognised in profit or loss	6,245	1,164	(540)	(7,440)	796	225
Recognised in other comprehensive income	(9)		230		19	240
Balance December 31, 2020	(144,462)	13,445	16,880	117,731	(2,431)	1,163

	Vessels containers handling equipment and other tangible assets	Financial liabilities	Employee benefits	Accumulated tax losses	Other items	Total
	US $’000
Balance January 1, 2019	(176,636)	15,339	15,394	149,494	(2,882)	709
Recognised in profit or loss	25,942	(3,058)	1,819	(24,323)	(364)	16
Recognised in other comprehensive income	(4)		(23)			(27)
Balance December 31, 2019	(150,698)	12,281	17,190	125,171	(3,246)	698

(e)	Amendments to the Israeli Income Tax Ordinance

Tax rates relevant to the Company in the years 2018-2020 are 23%.

(f)	Tax assessments

The tax assessments of the Company through (and including) the year 2015 are considered to be final.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Segment information

ZIM is managed as one operating unit, generating revenues from operating a global liner service network of container shipping and related services.

The Group service lines share the use of its resources and their performance are co-dependent. Accordingly, the chief operating decision maker manages and allocates resources to the entire liner network. As there is no appropriate allocation for the Group’s results, assets and liabilities, these are all attributed to the Group’s sole operating segment.

Freight revenues are disaggregated geographically by trade zone, reflecting the Group’s service, provided throughout its global network, as follows:

	2020	2019	2018
	US $’000
Freight revenues from containerized cargo:
Pacific	1,860,554	1,365,757	1,385,579
Cross-Suez	392,679	328,444	387,336
Atlantic	577,443	571,206	493,735
Intra-Asia	453,127	372,894	353,219
Latin America	208,374	208,963	215,975
	3,492,177	2,847,264	2,835,844

Other revenues (*)	499,519	452,497	412,020
	3,991,696	3,299,761	3,247,864

(*) Mainly related to demurrage, value-added services and non-containerized cargo.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	Commitments

Commitments are mainly in respect of short-term leases, purchase obligations and other service charges (mainly denominated in United States dollar).

As at December 31, 2020, the projected future payments are as follows:

	Related party	Other	Total
	US $’000
2021	4,793	146,315	151,108
2022	5,037	50,306	55,343
2023	1,573	24,593	26,166
2024		10,382	10,382
2025		6,133	6,133
2026 and thereafter		1,781	1,781
	11,403	239,510	250,913

27	Contingencies

(a)	The Group is involved in a number of legal matters, including applications to approve the filing of class actions, some of which may involve significant amounts. The developments and/or resolutions in some of such matters, including through either negotiations or litigation, are subject to a high level of uncertainty that cannot be reliably quantified at the reporting date.

As at December 31, 2020, the total amount claimed with respect to legal matters, excluding those discloses below, as well as excluding claims in the ordinary course of business, which are covered by insurance (and in respect of which the Company has included a provision in the amount it is likely to bear, based on past experience) is approximately US$ 7 million. Regarding the provision recognized in respect of legal matters, including insurance claims - see Note 15.

In addition, within the ordinary course of business, the Company and its subsidiaries provided guaranties, which as at December 31, 2020 amounted to approximately US$ 9 million.

(b)	During 2016, the Company’s wholly-owned agency in Israel, along with other third-party shipping agencies, was served with an application to approve the filing of a class action with the Central District Court. The petitioner alleged, among other things, that the agency has, in breach of the Port Regulations, charged its customers for services rendered with higher rates than permitted, as well as charged for services which are not included in the list of services detailed in the aforesaid regulations. During the second half of 2019, this application was rejected by the court, followed by an appeal filed with the Israeli Supreme Court on this ruling. Management, based on legal advice, believes it is more likely than not that the appeal of the petitioner will be dismissed.

(c)	During 2017, the Company was served, together with another defendant, with an application to the Central District Court to approve the filing of class action in Israel, related to alleged breaches of competition laws in respect of carriage of vehicles form South East Asia to Israel. The applicants estimated the total damage caused to the class of plaintiffs at a total of NIS 403 million (approximately US$ 125 million) based on an expert opinion attached to the application, although it may not necessarily be correct and/or relevant to the Company. Management, based on legal advice, believes that it has good defense arguments for dismissing the application of the claim to be approved as a class action and it is more likely than not that such application will be dismissed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	Contingencies (Cont’d)

(d)	In one jurisdiction, courts ruled against shipping agencies operating in this jurisdiction in respect of alleged overcharging of local charges from customers, including a subsidiary of the Company. The shipping agencies (including the subsidiary) have appealed to the local Supreme Court against this ruling. The shipping agencies are conducting negotiations to achieve an out of court settlement.

(e)	During 2020, two of the Company’s subsidiaries became involved in two separate industry-related investigations regarding competition law issues. One of such investigations was concluded and came to its end with no adverse findings relating to the Company.

(f)	During 2020, in a certain jurisdiction, a claim was filed against the Company, together with other carriers operating in that jurisdiction, regarding competition and commercial issues. The involved carriers jointly responded to the claim, as well as filed a motion for its dismissal which was later denied. Subsequently, the involved carriers have filed a motion for leave to file an appeal.

(g)	During 2020, in a certain jurisdiction, the Company was served with a demand letter alleging the use by the Company of confiscated property in another jurisdiction for which the potential plaintiffs are allegedly entitled to compensation. Management, based on legal advice, believes it is more likely than not that this matter, if materialized to an asserted claim, will be rejected.

(h)	The legal matters mentioned in sections (b), (d), (e) and (f) above do not include a specific claimed amount, and/or, based on the Company’s legal advisors, the outcome of which, if any, can’t be assessed in this preliminary stage. Those matters, based on their alleged claims, regardless of their validity and merits, may each result in a potential exposure of tens of millions of US dollars. However, the developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to significant level of uncertainty that cannot be reliably quantified at the reporting date.

(i)	Based on legal advice and management estimation, the Company included a provision in its financial statements, with respect to certain of the above-mentioned matters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	Related parties

The Group’s transactions with related parties as detailed below, are mainly comprised of compensation to directors and key-management personnel, transactions with associates and transactions with entities which are controlled by or under joint control of those which retain significant influence over the Company.

(a)	Associates:

(1)	Transactions:

		2020	2019	2018
	Note	US $’000
Other operating income	18	125	261	244
Finance income	23(a)			15
Operating expenses and cost of services	17	2,181	4,126	4,765

(2)	Balances:

	Note	2020	2019
		US $’000
Trade and other receivables	8	18,631	13,558
Trade and other payables	14	301	2,695

(b)	Key management personnel (**):

	2020	2019	2018
	US $’000
Short-term employee benefits (*)	5,417	3,637	3,170
Long-term employee benefits and share based compensation (*)	585	559	506

(*) Numbers of officers.	5	4	5
(**) See also Note 13(h)

(c)	Other related parties (excluding those detailed in (a)-(b) above)

(1)	Transactions:

		2020	2019	2018
	Note	US $’000
Income from voyages and related services	16	8,090	10,393	9,621
Operating expenses and cost of services	17	7,301	9,788	24,759
Other operating income	18	18	23	31
Finance income	23(a)		49
Finance expenses	23(b)	5,375	5,930	924

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	Related parties (cont’d)

(2)	Transactions with directors:

	2020	2019	2018
	US $’000
Directors fees	1,309	1,738	1,814

(3)	Balances:

	Note	2020	2019
		US $’000
Trade and other receivables	8	1,149	1,789
Trade and other payables	14	934	1,398
Loans, lease and other liabilities (*)	12	57,959	22,731

(*)	Includes lease liabilities for which the Group paid (principal and interest) $22 million and $12 million during the year ended December 31, 2020 and 2019 respectively.

(d)	Transactions with relate parties were carried out in common market terms in the ordinary course of business.

Regarding commitments to related parties, see also Note 26.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management

Overview

The Group has exposure to the following risks, related to financial instruments:

■	Credit risk

■	Liquidity risk

■	Market risk

This Note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing such risks, as well as the Group’s management of its capital. Further quantitative disclosures are included throughout the Financial Statements.

In order to manage these risks and as described hereunder, the group executes from time to time transactions of derivative financial instruments.

The CFO has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Company’s Board of Directors has appointed the Audit Committee to deal with, among other issues, certain financial reporting aspects of the Group’s activities and monitoring the Group’s hedging policies. The committee reports to the Company’s Board of Directors on its activities.

(a)	Financial risk

(1)	Credit risk

Trade and other receivables

The Group’s exposure to credit risk is influenced by the individual characteristics of each significant customer. The demographics of the Group’s customer base, including the default risk of the industry and country, in which customers operate, has also an influence on credit risk.

The income of the Group is derived from income from voyages and services in different countries worldwide. The exposure to a concentration of credit risk with respect to trade receivables is limited due to the relatively large number of customers, wide geographic spread and the ability in some cases to auction the contents of the container, the value of which is most likely to be greater than the customer’s debt for the services provided with respect to such container. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, in the statement of financial position.

The Group has established a credit policy under which each new credit customer is analysed individually for creditworthiness before the Group’s standard payment and delivery terms and conditions are offered. The Group’s review includes financial analysis from external sources. Credit limits are established for each customer, representing its maximum outstanding balance, available upon approval by the relevant level of authorisation. These limits are reviewed periodically, at least once a year. Customers that fail to meet the Group’s benchmark creditworthiness may transact with the Group only on a cash basis.

Most of the Group’s customers have been transacting with the Group for a few years and losses have occurred infrequently. Trade and other receivables relate mainly to the Group’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and future sales are made on a cash basis, unless otherwise approved by the credit committee.

In some cases, based on their robustness, customers are requested to provide guarantees.

Provisions for doubtful debts are made to reflect the expected credit losses related to debts whose collection is doubtful per management’s estimation (see also Note 23(b)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont’d)

(a)	Financial risk (cont’d)

(1)	Credit risk

Investments

The Company’s policy is to invest its cash surplus mainly in time deposits in US dollar.

The funds are deposited in Israeli and international banks with international rating of A-/A3 (or higher) or its equivalent local rating.

The investment policy is reviewed from time to time by the Company’s Audit committee and its board of directors and amended as needed.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

As at December 31, 2020 credit to customers in the amount of approximately US$ 123.7 million is guaranteed by credit insurance.

(2)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments:

		December 31, 2020
		Carrying amount	Contractual cash flows	0-1 years	1-2 years	2-5 years	More than 5 years
	Note	US $’000	US $’000	US $’000	US $’000	US $’000	US $’000
Non-derivative financial liabilities
Debentures (*)	12(a)	423,700	471,815	13,004	13,083	445,728
Long-term loans and other liabilities	12(a)	108,444	148,775	20,009	16,266	34,966	77,534
Lease liabilities	7	1,174,016	1,456,107	455,343	292,926	449,090	258,748
Short-term borrowings	12(a)	122,501	123,139	123,139
Trade and other payables	14	365,354	365,354	365,354

		2,194,015	2,565,190	976,849	322,275	929,784	336,282

		December 31, 2019
		Carrying amount	Contractual cash flows	0-1 years	1-2 years	2-5 years	More than 5 years
	Note	US $’000	US $’000	US $’000	US $’000	US $’000	US $’000
Non-derivative financial liabilities
Debentures	12(a)	455,474	564,495	26,663	18,839	518,993
Long-term loans and other liabilities	12(a)	104,237	154,309	14,180	13,168	41,821	85,140
Lease liabilities	7	857,326	1,112,115	294,671	174,861	392,593	249,990
Short-term borrowings	12(a)	116,431	117,393	117,393
Trade and other payables	14	387,564	387,564	387,564

		1,921,032	2,335,876	840,471	206,868	953,407	335,130

(*) The contractual cashflows do not reflect the early repayment announced in January 2021 in respect of the cash-sweep mechanism (see Note 1(b)) and any additional early repayment that may be further required under such mechanism.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont’d)

(3)	Market risk

The Group executes from time to time transactions of derivatives, in order to manage market risks.

(i)	Currency risk

The Group is exposed to currency risk on purchases, receivables and payables where they are denominated in a currency other than the United States dollar.

The Group’s exposure to foreign currency risk was as follows based on notional amounts:

	December 31, 2020
	US$	NIS	Others
	US$’000	US$’000	US$’000
Non-current assets
Trade and other receivables	4,409		884
Other non-current investments	2,203	1,294	1,391

Current assets
Other current investments	51,195	44	5,438
Trade and other receivables	397,025	497	75,742
Cash and cash equivalents	517,852	11,309	41,253

Non-current liabilities
Loans and other liabilities	(509,858)	(4,197)	(3,309)
Lease liabilities	(776,593)	(10,145)	(25,102)

Current liabilities
Short term borrowings and current maturities	(129,710)	(217)	(8,642)
Lease liabilities	(348,710)	(5,485)	(7,981)
Trade and other payables	(234,004)	(26,889)	(104,461)
	(1,026,191)	(33,789)	(24,787)

	December 31, 2019
	US$	NIS	Others
	US$’000	US$’000	US$’000
Non-current assets
Trade and other receivables	3,160	1,226	932
Other non-current investments	607	1,195	964

Current assets
Other current investments	51,196	1,607	6,244
Trade and other receivables	215,605	2,470	62,426
Cash and cash equivalents	147,718	8,345	26,723

Non-current liabilities
Loans and other liabilities	(537,243)	(4,690)
Lease liabilities	(607,171)	(22,286)	(12,292)

Current liabilities
Short term borrowings and current maturities	(137,040)	(713)	(2,313)
Lease liabilities	(203,321)	(6,518)	(5,738)
Trade and other payables	(225,550)	(45,958)	(116,056)
	(1,292,039)	(65,322)	(39,110)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont’d)

(3)	Market risk (cont’d)

(i)	Currency risk (cont’d)

Sensitivity analysis

A 10 percent appreciation of the United States dollar against NIS at December 31 would have increased / (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis has been performed on the same basis for 2020 and 2019.

Profit or loss
US $’000
December 31, 2020	3,379
December 31, 2019	6,532

A 10 percent devaluation of the United States dollar against the NIS on December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(ii)	Interest rate risk

The Group prepares a summary of its exposure to interest rate risk on a periodic basis.

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2020	2019
	US $’000	US $’000
Fixed rate instruments
Financial assets	627,662	243,348
Financial liabilities	(1,778,063)	(1,465,389)
	(1,150,401)	(1,222,041)

Variable rate instruments
Financial liabilities	(50,598)	(68,078)
	(50,598)	(68,078)

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate instruments at fair value through profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A 10% change in variable interest rates at the reporting date would not have significant influence over the Company’s equity and profit or loss (assuming that all other variables, in particular foreign currency rates, remain constant).

(iii)	Other market price risk

The Group does not enter into commodity contracts other than to meet its operational needs. These transactions do not meet the criteria for hedging for accounting purposes and therefore the change in their fair value is recognised directly in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont’d)

(b)	Fair value

(1)	Financial instruments not measured at fair value

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, other investments , short-term credit from banks, trade and other payables reflect reasonable approximation of their fair value.

The fair values of the remaining financial assets and liabilities, together with their fair value measurement hierarchy and their corresponding carrying amounts included in the statements of financial position, are as follows:

		December 31, 2020		December 31, 2019
		Carrying amount	Fair value Level 2	Carrying amount	Fair value Level 2
	Note	US $’000	US $’000	US $’000	US $’000
Loans and other liabilities:
- Debentures	12(a)	(423,700)	(360,876)	(455,474)	(211,862)
- Other	12(a)	(108,444)	(108,477)	(104,236)	(76,781)

The valuation technique which was used in order to measure the fair value is the discounted cash flows technique, considering the present value of expected payments, discounted using a risk-adjusted discount rate, based on rating implied in recent transactions.

(2)	Financial instruments measured at fair value

When measuring the fair value of an asset or a liability, the Company uses market observable data to the extent applicable. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1:	quoted prices (unadjusted) in active markets for identical instruments.

•	Level 2:	inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

•	Level 3:	inputs that are not based on observable market data (unobservable inputs).

(3)	Level 1 financial instruments carried at fair value

As at December 31, 2020, the fair value of investments in equity instruments at fair value through other comprehensive income in an amount of US$ 2 million, are presented under current other investments.

As at December 31, 2020 the fair value of investments in equity instruments at fair value through profit and loss in an amount of US$ 2 million, are presented under long term investments.

(4)	Level 3 financial instruments carried at fair value

As at December 31, 2020 and 2019 such analysis is immaterial.