Form 20-F
period 2021-12-31
ZIM Integrated Shipping Services Ltd.
filed 2022-03-09
CIK 1654126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 119,743,188 as of December 31, 2021 and March 1, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐No ☒

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

Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐Accelerated Filer ☐Non-accelerated Filer ☒Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐U.S. GAAP

☒International Financial Reporting Standards as issued by the International Accounting Standards Board

☐Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐No ☒

ZIM INTEGRATED SHIPPING SERVICES LTD.

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this Annual Report using a number of conventions, which you should consider when reading the information contained herein. In this Annual Report, the “Company,” “we,” “us” and “our” shall refer to ZIM Integrated Shipping Services Ltd., or ZIM.

The following are definitions of certain terms that are commonly used in the shipping industry and in this Annual Report.

“alliance”	A type of a vessel sharing agreement that involves joint operations of fleets of vessels and sharing of vessel space in multiple trades

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

“charter”

The leasing of a vessel for a certain purpose at a pre-determined rate for a pre-determined period of time (where the hire is an agreed daily rate) or for a designated voyage (where the hire is agreed and based on volume/ quantity of goods).

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

Items included in our financial statements are measured using the currency of the primary economic environment in which we operate, the U.S. dollar, or the Functional Currency. Our financial statements and other financial information included in this Annual Report are presented in U.S. dollars unless otherwise noted. See Note 2(d) of our audited consolidated financial statements for the year ended December 31, 2021, included elsewhere in this Annual Report.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Annual Report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

●	our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends;
●	our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in container supply, industry consolidation, demand, bunker prices, charter/ freights rates, container values and other factors affecting supply and demand;
●	our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses;
●	our anticipated ability to obtain additional financing in the future to fund expenditures.
●	our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations;
●	the expected benefits of our cooperation agreements and strategic alliances;
●	our anticipated insurance costs;
●	our beliefs regarding the availability of crew;
●	our expectations regarding our environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations;
●	our beliefs regarding potential liability from current or future litigation;
●	our plans regarding hedging activities;
●	our ability to pay dividends in accordance with our dividend policy;
●	our expectations regarding our competition and ability to compete effectively; and
●	our ability to effectively handle cyber-security threats and recover from cyber-security incidents.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer statistics

Not applicable.

B. Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

[Reserved]

B.Capitalization and indebtedness

Not applicable.

C.Reasons for the offer and use of proceeds

Not applicable.

D.Risk factors

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

●	The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global economic conditions and the many factors that affect supply and demand in the shipping industry, including geopolitical trends, US-China related trade restrictions, regulatory developments, relocation of manufacturing, logistical bottlenecks in certain location along the cargo carriage chain, and, recently, the impact of the COVID-19 pandemic.
●	The recent military conflict between Russia and the Ukraine or other geopolitical instabilities may cause financial markets to plummet, reduce global trade, increase bunker prices and may have a material adverse effect on our business, financial condition, results of operations and liquidity.
●	We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, our costs associated with chartering vessels are unpredictable and could be, in certain circumstances, high even when the freight market is in a downward trend.
●	Future imbalance between supply of global container ship capacity and demand may limit our ability to operate our vessels profitably.
●	Limited or unavailable access to ports and means of land transportation, including due to congestion.
●	Changing trading patterns, trade flows and sharpening trade imbalances, regulatory measures, and terminal actions to relieve congestion in ports, including due to the impact of the COVID-19 pandemic, may increase our container repositioning costs. If our efforts to minimize our repositioning costs are unsuccessful, it could adversely affect our business, financial condition and results of operations.
●	Our ability to participate in operational partnerships in the shipping industry remains limited, which may adversely affect our business, and we face risks related to our strategic cooperation agreement with the 2M Alliance, that following the amendment of this agreement which will come to effect in April 2022, can be unilaterally terminated by any party to the agreement after an initial period of 18 months (subject to provision of notice).
●	The container shipping industry is highly competitive, and competition may intensify even further. Certain of our large competitors may be better positioned and have greater financial resources than us and may therefore be able to offer more attractive schedules, services and rates, which could negatively affect our market position and financial performance.
●	We may be unable to retain existing customers or may be unable to attract new customers.
●	We are incorporated and based in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.
●	We face cyber-security risks.
●	Volatile bunker prices, including as a result of the mandatory transfer to low sulfur oil bunker by the IMO 2020 Regulations or other geopolitical and economic events, may have an adverse effect on our results of operations.
●	We are subject to environmental regulations, and in addition, ESG regulation and reporting requirements have intensified and are expected to continue to intensify in the future, including without limitation, with respect to the use of cleaner fuel and/or imposition of vessel speed limits, which could increase our operational costs.

●	The recent spike in freight rates and related charges has resulted in increased scrutiny by regulators around the world. In particular, the ministry of transportation in China approached several carriers, including the Company, with a request for information with respect to the charging of customers practices, and filing of charges and changes in charges with the relevant regulators. If we are found to be violation of the applicable regulation, we could be subject to various sanctions, including monetary sanctions.

Risks related to our business and our industry

We predominately operate in the container segment of the shipping industry, and the container shipping industry is dynamic and volatile.

Our principal operations are in the container shipping market and we are significantly dependent on conditions in this market, which are for the most part beyond our control. For example, our results in any given period are substantially impacted by supply and demand in the container shipping market, which impacts freight rates, bunker prices, and the prices we pay under the charters for our vessels. Unlike some of our competitors, we do not own any ports or similar ancillary assets (except for minority ownership rights in a company operating a terminal in Tarragona, Spain). Due to our relative lack of diversification, an adverse development in the container shipping industry would have a significant impact on our financial condition and results of operations.

The container shipping industry is dynamic and volatile and has been marked in recent years by instability as a result of global economic crises and the many conditions and factors that affect supply and demand in the shipping industry, which include:

●	global and regional economic and geopolitical trends, including the short- and long-term impact of the COVID-19 pandemic on the global economy, armed conflicts, terrorist activities, embargoes, strikes and trade wars;
●	the global supply of and demand for commodities and industrial products globally and in certain key markets, such as China;
●	developments in international trade, including the imposition of tariffs, the modification of trade agreements between states and other trade protectionism (for example, in the U.S.-China trade);
●	currency exchange rates;
●	prices of energy resources;
●	environmental and other regulatory developments;
●	changes in seaborne and other transportation patterns;
●	changes in the shipping industry, including mergers and acquisitions, bankruptcies, restructurings and alliances;
●	changes in the infrastructure and capabilities of ports and terminals;
●	weather conditions;
●	outbreaks of diseases, including the COVID-19 pandemic; and
●	development of digital platforms to manage operations and customer relations, including billing and services.

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) increased from 818 points on April 23, 2020, with the global outbreak of COVID-19, to 5,047 as of December 31, 2021. Since the middle of 2020 the industry has witnessed a sharp and unprecedented increase in freight rates, reflecting the sudden demand surge triggered by the COVID-19 pandemic and the unprecedented supply chain disruptions. Furthermore, rates within the charter market, through which we source most of our capacity, may continue to fluctuate significantly based upon changes in supply and demand for shipping services. The current severe shortage of vessels available for hire has resulted in increased charter rates and longer charter periods dictated by owners. See below – “We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.”

As global trends continue to change, it remains difficult to predict their impact on the container shipping industry and on our business. If we are unable to adequately predict and respond to market changes, they could have a material adverse effect on our business, financial condition, results of operations and liquidity.

The global COVID-19 pandemic has created significant business disruptions and affected our business and is likely to continue to create significant business disruptions and affect our business in the future.

In March 2020, the World Health Organization declared the outbreak of novel coronavirus COVID-19 a global pandemic. During the past two years the COVID-19 pandemic has spread globally and caused high mortality and morbidity rates world-wide, with some geographic regions affected more than others. The COVID-19 pandemic has significantly impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels in some of its phases, all of which may become heightened concerns upon additional waves of infection or future developments. In addition, the pandemic has resulted in temporary closures of many businesses and the institution of social distancing and sheltering in place requirements in many states and communities. In particular, the State of Israel where our head office is located has been highly affected by COVID-19, with a high and steady increase in percentage per capita of reported cases of infected patients, especially with the recent Omicron variant. Since March 2020, and in response to new pandemic waves of COVID-19, the Government of Israel imposed from time to time certain measures such as restrictions on travel, mandatory quarantines, partial home confinement and other movement restrictions, reducing staffing of nonessential businesses, restricting public transportation and other public activities. Although we are considered an essential business and therefore enjoy certain exemptions from the restrictions under Israeli regulations, we have voluntary reduced our maximum permitted percentage of staffing in our offices in order to mitigate the COVID-19 risks and have therefore relied more on remote connectivity. Similarly, our sea crews and staff located in offices worldwide have been adversely affected as a result of the COVID-19 pandemic and may continue to be adversely affected by the pandemic in the future. In addition, since December 2020 the US Food and Drug Administration FDA issued three Emergency Use Authorizations (EUAs) for COVID-19 vaccines applications, launching COVID-19 vaccination campaigns in many countries worldwide. While certain countries such as the State of Israel, the US and the UK are in advanced stages of the COVID-19 vaccination campaigns, other countries have been unable to vaccinate their population at the same pace. In addition, as new variants of the virus emerge, there is no certainty that the vaccines will continue to be effective for all existing and future variants of the virus. We continue to monitor our operations and government regulations, guidelines and recommendations.

The COVID-19 pandemic has resulted in reduced industrial activity in various countries around the world, with temporary closures of factories and other facilities such as port terminals, which led to a temporary decrease in supply of goods and congestion in warehouses and terminals. For example, in January 2020, the government of China imposed a lockdown during the Chinese New Year holiday which prevented many workers from returning to the manufacturing facilities, resulting in prolonged reduction of manufacturing and export. Government-mandated shutdowns in various countries have also temporarily decreased consumption of goods, negatively affecting trade volumes and the shipping industry globally during the first half of 2020. Moreover, because of COVID-19, we face risks to our personnel and operations. Such risks include delays in the loading and discharging of cargo on or from our vessels due to severe congestion at ports and inland supply chains, difficulties in carrying out crew changes, offhire time due to quarantine regulations, delays and expenses in finding substitute crew members if any of our vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions, difficulties in procuring new containers due to temporary factories’ shutdowns and increased risk of cyber-security threats due to our employees working remotely. Fear of the virus and the efforts to prevent its spread continue to exert increasing pressure on the supply-demand balance, which could also put financial pressure on our customers and increase the credit risk that we face in respect of some of them. Such events have affected our operations and may have a material adverse effect on our business, financial condition and results of operations. In addition, these and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risk factors disclosed in this Annual Report.

A decrease in the level of China’s export of goods could have a material adverse effect on our business.

According to the world shipping council (WSC), the Asia trade regions represent approximately 70% of the total TEUs of international container trade, and the Intra-Asia trade alone accounts for at least one quarter of the global market. Although we also operate in many countries in Asia, the Far East and southeast Asia (such as Vietnam, South Korea and Thailand), a significant portion of our business originates from China and therefore depends on the level of imports and exports to and from China. Trade tensions between the US and China have intensified in recent years, and trade restrictions have reduced bilateral trade between the US and China and led to shifts in trade structure and reductions in container trade. For more information on the risks related to US/China trade restrictions, see “— Our business may be adversely affected by trade protectionism.” Furthermore, as China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in China, seasonal decrease in manufacturing levels due to the Chinese New Year holiday or other factors, could have a material adverse effect on our business. For instance, in recent years the Chinese government has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and national security measures for Hong Kong which may have the effect of reducing the supply of goods available for export and may, in turn, result in decreased demand for cargo shipping. In recent years, China has experienced an increasing level of economic autonomy and a gradual shift toward a “market economy” and enterprise reform. However, many of the reforms implemented, particularly some price limit reforms, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Changes in laws and regulations, including with regard to tax matters, and their implementation by local authorities could affect our vessels calling on Chinese ports and could have a material adverse effect on our business, financial condition and results of operations.

Imbalance between supply of global container ship capacity and demand may limit our ability to operate our vessels profitably.

According to Alphaliner, as of December 31, 2021, global container ship capacity was approximately 25 million 20-foot equivalent units, or TEUs, spread across approximately 5,515 vessels. Furthermore, global container ship capacity has increased by 4.5% in 2021, while demand for shipping services is projected to increase by 6.7%, therefore the increase in ship capacity is expected to be less than the increase in demand for container shipping for a second consecutive year. During the first half of 2020, the COVID-19 pandemic outbreak has caused a decrease in demand for goods, causing carriers to adopt mitigating measures such as blank sailings and redelivery of chartered vessels. However, during the second half of 2020 and in 2021 carriers resumed temporarily halted service lines, performed additional sailings, and reduced the number of idle vessels to a minimum because of a significant increase in demand and a market shift to consumption of goods over services. The increased demand for container shipping and inventory restocking during 2021 persisted for a longer period than initially anticipated, leading to reduced port productivity, disrupted sailing schedule, shortage of trucks, railways and warehousing capacity. Supply chain disruptions became a factor influencing demand and supply, while concerns regarding the vaccine rates, turnaround in the pandemic, renewed waves and new variants of the virus continue to pose risk for future worldwide demand. In an attempt to meet the sharp demand increase during 2021, we have expanded our operated vessel fleet from 87 vessels as of January 1, 2021, to 118 vessels as of December 31, 2021 (including three purchased secondhand vessels already delivered out of a total of eight vessels purchased), as well as entered into strategic long term charter transactions. For example, we have entered into strategic agreements with Seaspan for the long-term charter of ten 15,000 TEU liquified natural gas (LNG) vessels and fifteen 7,000 TEU LNG vessels. See “Item 4.B - Business Overview - Our vessel fleet - Strategic chartering agreements”.

Responses to changes in market conditions may be slower as a result of the time required to build new vessels and adapt to market needs and due to the severe shortage of vessels in the charter market. As shipping companies purchase vessels years in advance of their actual use to address expected demand, vessels may be delivered during times of decreased demand (or oversupply if other carriers act in kind) or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may face oversupply in the coming years and numerous other factors beyond our control may also contribute to increased capacity, including deliveries of refurbished or converted vessels, port and canal congestion, decreased scrapping levels of older vessels, any increase in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, drydocked, or are otherwise not available for hire). In the event of overcapacity, there is no guarantee that measures of blank sailings and redelivery of chartered vessels will prove successful, partially or at all in mitigating the gap between excess supply and demand. Excess capacity generally depresses freight rates and can lead to lower utilization of vessels, which may adversely affect our revenues and costs of operations, profitability and asset values. Overcapacity can cause the industry to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on our financial condition, results of operations and liquidity.

Access to ports could be limited or unavailable, including due to congestion in terminals and inland supply chains, and we may incur additional costs as a result thereof

Global development of new terminals continues to be outpaced by the increase in demand. In addition, the increasing vessel size of containership newbuilding has forced adjustments to be made to existing container terminals. As such, existing terminals are coping with high berth utilization and space limitations of stacking yards, which are at near-full capacity. This results in longer cargo operations times for the vessels and port congestions, which could increase operational costs and have a material adverse effect on affected shipping lines. Decisions about container terminal expansion and port access are made by national or local governments and are outside of our control. Such decisions are based on local policies and concerns and the interests of the container shipping industry may not be considered.

Our access to ports may also be limited or unavailable due to other reasons. As industry capacity and demand for container shipping continue to grow, we may have difficulty in securing sufficient berthing windows to expand our operations in accordance with our growth strategy, due to the limited availability of terminal facilities.

Our status as an Israeli company has limited, and may continue to limit, our ability to call on certain ports. Furthermore, major ports may close for long periods of time due to maintenance, natural disasters, strikes, pandemics, including COVID-19, or other reasons beyond our control. For example, in August 2021, a key terminal in Ningbo-Zhoushan port, one of China’s busiest ports, was temporarily shut down after it was reported that a worker was found to be infected with COVID-19. Moreover, the COVID-19 pandemic has caused disruptions to global trade and severe congestion at ports and inland supply chains. Ports and terminals may implement certain measures and work procedures intended to relieve congestion which may also limit our access to terminals and apply additional costs to us or to our customers. For example, in October 2021 the port of Los Angeles and the port of Long Beach, California, together with the Biden-Harris Supply Chain Disruptions Task Force, US Department of Transportation, introduced a new dwell fee to be applied against containers that remained in the terminal longer than a specified permitted amount of days. While this dwell fee was announced to be originally collected commencing on November 1, 2021, its implementation date was delayed several times as congestion conditions improved. We have taken measures to relieve congestion at these ports and avoid dwell fee charges. Similar measures may be imposed in other ports and terminals in other geographical areas. We cannot ensure you that our efforts to secure sufficient port access will be successful. Any of these factors may have a material adverse effect on our business, financial condition and results of operations.

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

Our ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect our business, and following the amendment of our strategic collaboration with the 2M Alliance, we or the 2M Alliance can unilaterally terminate the agreement after an initial period of 18 months subject to provision of notice

The container shipping industry has experienced a reduction in the number of major carriers, as well as a continuation and increase of the trends of strategic alliances and partnerships among container carriers, which can result in more efficient and better coverage for shipping companies participating in such arrangements. For example, in 2016 CSCL was acquired by COSCO, APL-NOL was acquired by CMA CGM, United Arab Shipping Company merged with Hapag-Lloyd and Hanjin Shipping exited the market as a result of a bankruptcy, during 2017, Hamburg Sud was acquired by Maersk, three large Japanese carriers, K-Line, MOL and NYK merged into ONE and OOCL was acquired by COSCO, and in April 2020, Hyundai Merchant Marine (HMM) consummated the termination of its strategic cooperation with 2M and joined THE Alliance. Although there were no major transactions during 2021, past consolidation in the industry has affected the existing strategic alliances between shipping companies. For example, the Ocean Three alliance, which consisted of CMA CGM Shipping, United Arab Shipping Company and China Shipping Container Lines, was terminated in 2019 and replaced by the Ocean Alliance, consisting of COSCO Shipping Group (including China Shipping and OOCL), CMA CGM Shipping Group (including APL) and Evergreen Marine.

We are not party to any strategic alliances and therefore have not been able to achieve the benefits associated with being a member of such an alliance. If, in the future, we would like to enter into a strategic alliance but are unable to do so, we may be unable to achieve the cost and other synergies that can result from such alliances. However, we are party to operational partnerships with other carriers in some of the other trade zones in which we operate, and may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents. For example, in September 2018, we entered into a strategic operational cooperation agreement with the 2M Alliance in the Asia-USEC trade zone. In March and August 2019, we expanded our strategic partnership with the 2M Alliance by entering into additional cooperation agreements, to cover the Asia-East Mediterranean, Asia-American Pacific Northwest and Asia-US Gulf trade zones. In addition, at the end of 2020 we further upsized a joint service by utilizing larger vessels on the Asia-U.S. Gulf Coast service and in June 2021 we launched a new joint service line connecting from Yantian and Vietnam to U.S. South Atlantic ports via Panama Canal with the 2M Alliance. In January and February 2022, we announced our principal agreement with the 2M to extend the existing collaboration agreements on the Asia- USEC and Asia-USGC, as well as the intention to launch an independent pendulum service on the Asia-Mediterranean and Pacific Northwest trades, replacing our cooperation with the 2M Alliance on those trades, effective as of April 2022. Under our new collaboration agreement with the 2M, we or the 2M Alliance may not terminate the agreement during the first 18 months of the agreement term (by providing a six-month prior written notice following a 12-month period from the effective date of the agreement), which is a shorter period compared to the original agreement terms. For additional information on our strategic operational cooperation with the 2M Alliance, see “Item 4.B - Business Overview — Our operational partnerships.” A termination of our existing operational agreements, including with the 2M Alliance, or any future cooperation agreement we may enter into, could adversely affect our business, financial condition and results of operations.

These strategic cooperation agreements and other arrangements could also reduce our flexibility in decision making in the covered trade zones, and we are subject to the risk that the expected benefits of the agreements may not materialize. Furthermore, in other trade zones in which other alliances operate, we are still unable to benefit from the economies of scale that many of our competitors are able to achieve through participation in strategic arrangements (i.e., strategic alliances or operational agreements). Our status as an Israeli company has limited, and may continue to limit, our ability to call on certain ports and has therefore limited, and may continue to limit, our ability to enter into alliances or operational partnerships with certain shipping companies. In addition, our existing collaboration with the 2M Alliance may limit our ability to enter into alliances or other certain operational agreements. If we are not successful in expanding or entering into additional operational partnerships which are beneficial to us, this could adversely affect our business.

Global economic downturns and geopolitical challenges throughout the world could have a material adverse effect on our business, financial condition and results of operations.

Our business and operating results have been, and will continue to be, affected by worldwide and regional economic and geopolitical challenges, including global economic downturns. In particular, the recent military conflict between Russia and the Ukraine has caused a sharp decline in the financial markets and a sharp increase in bunker prices. Furthermore, freight movement and supply chains in Ukraine and neighboring countries have been, and may continue to be, significantly disrupted. Economic sanctions levied on Russia and its leaders may cause further global economic downturns. A further deterioration of the current conflict or other geopolitical instabilities may cause global markets to plummet, affect global trade, increase bunker prices and may have a material adverse effect on our business a financial condition, results of operations and liquidity.

Currently, global demand for container shipping is highly volatile across regions and remains subject to downside risks stemming mainly from factors such as government-mandated shutdowns and other restrictions due to the COVID-19 pandemic, severe hits to the GDP growth of both advanced and developing countries, fiscal fragility in advanced economies, high sovereign debt levels, highly accommodative macroeconomic policies and persistent difficulties accessing credit. During 2020 the outbreak of the COVID-19 pandemic resulted in an immediate and sharp decline in economic activity worldwide. From the second half of 2020 market conditions improved with higher demand mainly by heavy consumers’ purchase orders and e-commerce sales. The increase in demand combined with congestions and bottlenecks in the terminals, led to a temporary significant containers shortage which also resulted in surge in the freight rates, climbing up to record-breaking levels. Economic recoveries from the COVID-19 pandemic are still uncertain, vary from each country and are influenced by government economic support measures as well as the pace of vaccine campaigns. According to a report by the International Monetary Fund (IMF), the global economy entered 2022 in a weaker position than previously expected, with reimposition of mobility restrictions due to the Omicron variant of the COVID-19 pandemic, rising energy prices and higher inflation rates, especially in the U.S. Such factors contributed to a projected global growth decrease of 4.4% during 2022, compared to 5.9% during 2021.

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

If these or other global conditions continue to deteriorate during 2022, global growth may take another downturn and demand in the shipping industry may decrease. Geopolitical challenges such as rising inflation in the U.S. as well as in other dominant countries, enhanced and other political crises and military conflicts and further escalation between the U.S. and Russia, trade wars, weather and natural disasters, embargoes and canal closures could also have a material adverse effect on our business, financial condition and results of operations.

In addition, as a result of weak economic conditions, some of our customers and suppliers have experienced deterioration of their businesses, cash flow shortages and/or difficulty in obtaining financing. As a result, our existing or potential customers and suppliers may delay or cancel plans to purchase our services or may be unable to fulfill their obligations to us in a timely fashion.

Our business may be adversely affected by trade protectionism in the markets that we serve, particularly in China.

Our operations are exposed to the risk of increased trade protectionism. Governments may use trade barriers in an effort to protect their domestic industries against foreign imports, thereby further depressing demand for container shipping services. In recent years, increased trade protectionism in the markets that we access and serve, particularly in China, where a significant portion of our business originates, has caused, and may continue to cause, increases in the cost of goods exported and the risks associated with exporting goods as well as a decrease in the quantity of goods shipped. In November 2020 China and additional 15 countries in the Asia-Pacific region entered into the largest free trade pact, the RCEP Regional Comprehensive Economic Partnership), which is expected to strengthen China’s position on trade protectionism related matters. China’s import and export of goods may continue to be affected by trade protectionism, specifically the ongoing U.S.-China trade dispute, which has been characterized by escalating trade barriers between the U.S. and China as well as trade relations among other countries. These risks may have a direct impact on demand in the container shipping industry. In January 2020 China and the U.S. reached an agreement aimed at easing the trade war. However, there is no assurance that further escalation will be avoided.

The U.S. administration has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and has taken steps toward restricting trade in certain goods. China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States. China has imposed significant tariffs on U.S. imports since 2018. Such trade escalations have had, and may continue to have, an adverse effect on manufacturing levels, trade levels and specifically, may cause an increase in the cost of goods exported from Asia Pacific and the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs. Further, increased tensions may adversely affect oil demand, which would have an adverse effect on shipping rates. They could also result in an increased number of vessels sailing from China with less than their full capacity being met. These restrictions may encourage local production over foreign trade which may, in turn, affect the demand for maritime shipping. In addition, there is uncertainty regarding further trade agreements such as with the EU, trade barriers or restrictions on trade in the United States. Any increased trade barriers or restrictions on trade may affect the global demand for our services and could have a material adverse effect on our business, financial condition and results of operations.

The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect our market position and financial performance.

We compete with a large number of global, regional and niche container shipping companies, including, for example, Maersk, MSC, COSCO Shipping, CMA CGM S.A., Hapag-Lloyd AG, ONE and Yang Ming Marine Transport Corporation to provide transport services to customers worldwide. In each of our key trades, we compete primarily with global container shipping companies. The cargo shipping industry is highly competitive, with the top three carriers in terms of global capacity — A.P. Moller-Maersk Group, Mediterranean Shipping Company and CMA CGM — accounting for approximately 46.3% of global capacity, and the remaining carriers together contributing less than 53.7% of global capacity as of December 31, 2021, according to Alphaliner. Certain of our large competitors may be better positioned and have greater financial resources than us and may therefore be able to offer more attractive schedules, services and rates. Some of these competitors operate larger fleets with larger vessels and with higher vessel ownership levels than us and may be able to gain market share by supplying their services at aggressively low freight rates for a sustained period of time. In addition, mergers and acquisition activities within the container shipping industry in recent years have further concentrated global capacity with certain of our competitors. See “— Our ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect our business, and following the amendment of our strategic collaboration with the 2M Alliance, we or the 2M Alliance can unilaterally terminate the agreement after an initial period of 18 months subject to provision of notice.” If one or more of our competitors expands its market share through an acquisition or secures a better position in an attractive niche market in which we operate or intend to enter, we could lose market share as a result of increased competition, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to retain existing customers or may be unable to attract new customers.

Our continued success requires us to maintain our current customers and develop new relationships. We cannot guarantee that our customers will continue to use our services in the future or at the current level. We may be unable to maintain or expand our relationships with existing customers or to obtain new customers on a profitable basis due to competitive dynamics. In addition, as some of our customer contracts are longer-term in nature (up to one year), if market freight rates increase, we may not be able to adjust the contractually agreed rates to capitalize on such increased freight rates until the existing contracts expire. Upon the expiration of our existing contracts, we cannot assure you that our customers will renew the contracts on favorable terms, or if at all, or that we will be able to attract new customers. Any adverse effect would be exacerbated if we lose one or more of our significant customers. In 2021, our 10 largest customers represented approximately 17% of our freight revenues and our 50 largest customers represented approximately 32% of our freight revenues. Although we believe we currently have a diversified customer base, we may become dependent upon a few key customers in the future, especially in particular trades, such that we would generate a significant portion of our revenue from a relatively small number of customers. Any inability to retain or replace our existing customers may have a material adverse effect on our business, financial condition, and results of operations.

Technological developments which affect global trade flows and supply chains are challenging some of our largest customers and may therefore affect our business and results of operations.

By reducing the cost of labor through automation and digitization and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries, including those of some of our largest customers. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for our services. Supply chain disruptions caused by COVID-19, rising tariff barriers and environmental concerns also accelerate these trends.

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

Risks related to operating our vessel fleet

We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.

We charter-in most of our fleet. As of December 31, 2021, of the 118 vessels through which we provide transport services globally, 114 are chartered (including 106 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements), which represents a percentage of chartered vessels that is significantly higher than the industry average of 50% (according to Alphaliner). Any rise in charter hire rates could adversely affect our results of operations.

While there have been fluctuations in the demand in the container shipping market, charter demand is currently very high for all vessel sizes, leading to an imbalance in supply and demand and a shortage of vessels available for hire, increased charter rates and longer charter periods dictated by owners. In order to meet the growing cargo demand during the second half of 2020 and throughout 2021, we have increased our chartered operated fleet from 86 as of January 1, 2021, to 114 as of December 31, 2021, including the charter of 8 additional car carrier vessels. In addition, during 2021 we have entered into strategic long term charter agreements. See “Item 4.B - Business Overview – Our vessel fleet – Strategic chartering agreements”.

In order to mitigate the steep increase in charter hire rates, during the second half of 2021 we have completed the purchase transaction of eight secondhand vessels, ranging from 1,100 to 4,250 TEUs each, in several separate transactions, and we may purchase additional secondhanded vessels if we evaluate such purchase is more suited to our needs than other available alternatives. We are also a party to a number of other long-term charter agreements and may enter into additional long-term agreements based on our assessment of current and future market conditions and trends. As of December 31, 2021, 80.7% of our chartered-in vessels (or 81.6% in terms of

TEU capacity) were chartered under leases for terms exceeding one year, and we may be unable to take full advantage of short-term reductions in charter hire rates with respect to such longer-term charters. In addition, in the future we may substitute a short-term charter of one year or less with a long-term charter exceeding one year, which could cause our costs to increase quickly compared to competitors with longer-term charters or owned vessels. To the extent we replace vessels that are chartered-in under short-term leases with vessels that are chartered-in under long- term leases or that are owned by us, the principal amount of our long-term contractual obligations would increase. There can be no assurance that the terms of any such long- term leases will be favorable to us in the long run.

We may face difficulties in chartering or owning enough vessels, including large vessels, to support our growth strategy due to the possible shortage of vessel supply in the market.

Charter rates for container and car carrier vessels are volatile and are currently very high for all vessel sizes, with shortage of supply of vessels for hire. If we are unable in the future to charter vessels of the type and size needed to serve our customers efficiently on terms that are favorable to us, if at all, this may have a material adverse effect on our business, financial condition, results of operations and liquidity.

Furthermore, container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. Particularly, In February 2021 we and Seaspan Corporation entered into a strategic agreements for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels to serve ZIM’s Asia-US East Coast Trade and other global-niche trades, with the vessels expected to be delivered to us between February 2023 and January 2024. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels as, among other factors, larger vessels provide increased capacity and fuel efficiency per carried TEU. As a result, carriers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels in excess of 12,500 TEUs represented approximately 73% of the current global orderbook based on TEU capacity as of December 31, 2021, and approximately 36% of the global fleet based on TEU capacity will consist of vessels in excess of 12,500 TEUs by December 31, 2023. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade, will enable the transfer of existing, large vessels to other shipping lines on which smaller vessels typically operate. Such transfer, which is referred to as “fleet cascading,” may in turn generate similar effects in the smaller trades in which we operate. Other than our strategic agreement with Seaspan Corporation for the long-term charter of ten 15,000 TEU LNG dual-fuel container vessels, we do not currently have additional agreements in place to procure or charter-in large container vessels (in excess of 12,500 TEU), and the continued deployment of larger vessels by our competitors will adversely impact our competitiveness if we are not able to charter-in, acquire or obtain financing for such vessels on attractive terms or at all. This risk is further exacerbated as a result of our inability to participate in certain alliances and thereby access lager vessels for deployment. Even if we are able to acquire or charter-in larger vessels, we cannot assure you we will be able to achieve utilization of our vessels necessary to operate such vessels profitably.

Rising bunker prices may have an adverse effect on our results of operations.

Fuel expenses, in particular bunker expenses, represent a significant portion of our operating expenses, accounting for 18.9%, 12.8% and 13.8% of our operating expenses and cost of services for the years ended December 31, 2021, 2020 and 2019, respectively. Bunker price moves in close interdependence with crude oil prices, which have historically exhibited significant volatility. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond our control, particularly economic developments in emerging markets such as China and India, the US-China trade war, concerns related to the global recession and financial turmoil, policies of the Organization of the Petroleum Exporting Countries (OPEC) and other oil producing countries and production cuts, sanctions on Iran by the US, consumption levels of other transportation industries such as the aviation, rail and car industries, and ongoing political tensions and acts of terror in key production countries such as Libya, Nigeria and Venezuela. Crude oil prices have decreased significantly from annual level of $64 per barrel in 2019 to an average price of $42 per barrel in 2020, due in part to decreased demand as a result of the COVID-19 pandemic and the changing dynamics among OPEC+ members, however, during 2021 crude oil prices have increased to an annual average of $71 per barrel. The recent military conflict between Russia and the Ukraine led to a sharp increase in bunker prices, and bunker prices may increase even further if this conflict continues.

The IMO 2020 Regulations which entered into effect on January 1, 2020, require all ships to burn fuel with a maximum sulfur content of 0.5%, which is a significant reduction from the previous threshold of 3.5%. In addition, certain countries around the world require ships to burn fuel with a maximum sulfur content of 0.1% upon entry to territorial waters. The IMO 2020 Regulation led to increased demand for low sulfur fuel and higher prices for such bunker compared to the price we would have paid had the IMO 2020 Regulations not been adopted. Most of the vessels chartered by us do not have scrubbers, which means we are required to purchase low sulfur fuel for our vessels. Our vessels began operating on 0.5% low sulfur fuel during the fourth quarter of 2019, and as a result, we implemented a New Bunker Factor, or NBF, surcharge, in December 2019, intended to offset the additional costs associated with compliance with the IMO 2020 Regulations. However, there is no assurance that this surcharge will enable us to mitigate the possible increased costs in full or at all. As a result of the IMO 2020 Regulations and any future regulations with which we must comply, we may incur substantial additional operating costs.

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

Our bunker consumption is affected by various factors, including the number of vessels being deployed, vessel capacity, pro forma speed, vessel efficiency, the weight of the cargo being transported, port efficiency and sea conditions. We have implemented various optimization strategies designed to reduce bunker consumption, including operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing rout optimization. Additionally, we may sometimes manage part of our exposure to bunker price fluctuations by entering into hedging arrangements with reputable counterparties. Our optimization strategies and hedging activities may not be successful in mitigating higher bunker costs, and any price protection provided by hedging may be limited due to market conditions, such as choice of hedging instruments, and the fact that only a portion of our exposure is hedged. There can be no assurance that our hedging arrangements, if taken, will be cost-effective, will provide sufficient protection, if any, against rises in bunker prices or that our counterparties will be able to perform under our hedging arrangements.

There are numerous risks related to the operation of any sailing vessel and our inability to successfully respond to such risks could have a material adverse effect on us.

There are numerous risks related to the operation of any sailing vessel, including dangers associated with potential marine disasters, mechanical failures, collisions, lost or damaged cargo, poor weather conditions (including severe weather events resulting from climate change), the content of the load, exceptional load (including dangerous and hazardous cargo or cargo the transport of which could affect our reputation), meeting deadlines, risks of documentation, maintenance and the quality of fuels and piracy. For example, we incurred expenses of $11.5 million in respect of claims and demands for lost and damaged cargo for the year ended December 31, 2021. Such claims are typically insured and our deductibles, both individually and in the aggregate, are typically immaterial. In addition, in the past, our vessels have been involved in collisions resulting in loss of life and property as well as weather related events which damaged our cargo. For example, in October 2021, ZIM Kingston, one of our chartered vessels, experienced a collapse and loss of containers due to bad weather which also resulted in a fire erupting onboard while approaching the port of Vancouver. Both vessel and cargo suffered damages, however no personal injuries were involved.

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

As vessel owners we may incur additional costs and liabilities for the operation of our vessel fleet

Although we charter most of our fleet, we currently own and operate 6 vessels, 5 of which were purchased in the past year in several separate transactions, and we may purchase additional vessels, depending on market terms and conditions. As a vessel owner we may incur additional costs due to maintenance and regulatory requirements, most of them described in this Item 3.D and elsewhere of this Annual Report. In addition, as vessel owners we may be exposed to higher risks due to our responsibility to the crew and operational condition of the vessel. We intend to mitigate these vessel owner liability risks by acquiring adequate insurance policy, however our insurance policy may not cover all or part of our costs. See also below - “Our insurance may be insufficient to cover losses that may occur to our property or result from our operations”.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet in relation to risks commonly insured against by operators and vessel owners, which we believe is adequate. Our current insurance includes (i) hull and machinery insurance covering damage to our and third-party vessels’ hulls and machinery from, among other things and collisions (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance, entered with reputable protection and indemnity, or P&I, clubs covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, lost or damaged cargo, third-party claims in excess of a vessel’s insured value arising from collisions with other vessels, damage to other third-party property including fixed and floating objects, in excess of a vessel’s insured value and pollution arising from oil or other substances.

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

Maritime claimants could arrest our vessels, which could have a material adverse effect on our business, financial condition and results of operations

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

A government of the jurisdiction where one or more of our vessels are registered, as well as a government of the jurisdiction where the beneficial owner of the vessel is registered, could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Requisitions generally occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. We would expect to be entitled to compensation in the event of a requisition of one or more of our vessels; however, the amount and timing of payment, if any, would be uncertain and beyond our control. For example, our chartered-in and owned vessels, including those that do not sail under the Israeli flag, may be subject to control by Israeli authorities in order to protect the security of, or bring essential supplies and services to, the State of Israel. Government requisition of one or more of our vessels could have a material adverse effect on our business, financial condition and results of operations.

Risks related to regulation

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

We are subject to competition and antitrust regulations in the countries where we operate, and have been subject to antitrust investigations by competition authorities. Moreover, the recent sharp increase in freight rates and related charges has resulted in increased scrutiny by regulators around the world and we may face antitrust investigations.

We are subject to competition and antitrust regulations in each of the countries where we operate. In most of the jurisdictions in which we operate, operational partnerships among shipping companies are generally exempt from the application of antitrust laws, subject to the fulfillment of certain exemption requirements. However, it is difficult to predict whether existing exemptions or their renewal will be affected in the future. We are a party to numerous operational partnerships and view these agreements as competitive advantages in response to the market concentration in the industry as a result of mergers and global alliances. An amendment to or a revocation of any of the exemptions for operational partnerships that we rely on could negatively affect our business and results of operations. For example, Commission Regulation (EC) No 906/2009, or the Block Exemption Regulation, exempts certain cooperation agreements in the liner shipping sector (such as operational cooperation agreements), from the prohibition on anti-competitive agreements contained at Article 101 of the Treaty on the Functioning of the European Union, or TFEU. This Block Exemption Regulation is due to expire in May 2024. If the Block Exemption Regulation is not extended or its terms are amended, this could have an adverse effect on the shipping industry and limit our ability to enter into cooperation arrangements with other shipping companies, which could adversely affect our business, financial condition and results of operations.

In recent years, a number of liner shipping companies, including us, have been the subject of antitrust investigations in the U.S., the EU and other jurisdictions into possible anti-competitive behavior. Furthermore, the recent spike in freight rates and related charges has resulted in increased scrutiny by governments and regulators around the world, including U.S. President Biden's administration and the U.S. Federal Maritime Commission (FMC) in the U.S., and the ministry of transportation in China. Although we have taken measures to fully comply with antitrust regulatory requirements and have adopted a comprehensive antitrust compliance plan, which includes, among other, mandatory periodic employee trainings, we face investigations from time to time, and, if we are found to be in violation of the applicable regulation, we could be subject to criminal, civil and monetary sanctions, as well as related legal proceedings.

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

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our anti- bribery and anti-corruption plan mandate compliance with these anti-bribery laws, establishes anti-bribery and anti-corruption policies and procedures, imposes mandatory training on our employees and enhances reporting and investigation procedures. We operate in many parts of the world that are recognized as having governmental and commercial corruption. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

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

We are subject to environmental regulations and failure to comply with these regulations could have a material adverse effect on our business. In addition, Environmental, Social and Governance (ESG) regulation and reporting is expected to intensify in the future, which could increase our operational costs

Our operations are subject to international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered relating to the protection of the environment. Such requirements are subject to ongoing developments and amendments and relate to, among other things, the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, such as sulfur oxides, nitrogen oxides and the use of low- sulfur fuel or shore power voltage, and the remediation of contamination and liability for damages to natural resources. We are subject to the International Convention for the Prevention of Pollution from Ships (including designation of Emission Control Areas thereunder), the International Convention for the Control and Management of Ships Ballast Water & Sediments, the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea of 1996, the Oil Pollution Act of 1990, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the U.S. Clean Water Act (CWA), and National Invasive Species Act (NISA), among others. Compliance with such laws, regulations and standards, where applicable, may require the installation of costly equipment, make ship modifications or operational changes and may affect the useful lives or the resale value of our vessels.

We may also incur additional compliance costs relating to existing or future ESG requirements, which have recently intensified and are expected to intensify in the future, and which could have a material adverse effect on our business, results of operations and financial conditions. Such costs include, among other things: reduction of greenhouse gas emissions and use of "cleaner" fuels, imposition of vessel speed limits, changes with respect to cargo capacity or the types of cargo that could be carried; management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; and development and implementation of emergency procedures. For example, the IMO 2020 Regulations have required our vessels to comply with its low sulfur fuel requirement since January 1, 2020. We comply with this requirement by using fuel with low sulfur content, which is more expensive than standard marine fuel, or we may upgrade our vessels to provide cleaner exhaust emissions. Environmental or other incidents may result in additional regulatory initiatives, statutes or changes to existing laws that could affect our operations, require us to incur additional compliance expenses, lead to decreased availability of or more costly insurance coverage, and result in our denial of access to, or detention in, certain jurisdictional waters or ports.

If we fail to comply with any environmental requirements applicable to us, we could be exposed to, among other things, significant environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could result in the and termination or suspension of, and substantial harm to, our operations and reputation. Additionally, environmental laws often impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including remediation costs and natural resource damages, as well as third-party damages, personal injury and property damage claims in the event there is a release of petroleum or other hazardous substances from our vessels, or otherwise, in connection with our operations. We are required to satisfy insurance and financial responsibility requirements for potential petroleum (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations and financial condition. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels and events of this nature could have a material adverse effect on our business, reputation, financial condition and results of operations. For further information on the environmental regulations we are subject to and ESG (sustainability), see “Item 4.B - Business Overview - Regulatory matters — Environmental and other regulations.”

Regulations relating to ballast water discharge may adversely affect our results of operation and financial condition.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the international oil pollution prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019, but no later than September 9, 2024. For most vessels, compliance with the D-2 standard will involve installing on- board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed on or after September 8, 2017, are required to comply with the D-2 standards. We are subject to costs of compliance, as the increased costs of compliance are passed on to the charter, which may be substantial and may adversely affect our results of operation and financial condition.

Furthermore, U.S. regulations with respect to ballast water discharge are currently changing. Although the 2013 Vessel General Permit (VGP) program and The National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (VIDA), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, by December 2020. EPA published a notice of proposed rulemaking - Vessel Incidental Discharge National Standards of Performance for public comment on October 26, 2020. The comment period closed on November 25, 2020. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Climate change and greenhouse gas restrictions may adversely affect our operating results.

Many governmental bodies have adopted, or are considering the adoption of, international, treaties, national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to the concern about climate change. These measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In November 2016, the Paris Agreement, which resulted in commitments by 197 countries to reduce their greenhouse gas emissions with firm target reduction goals, came into force and could result in additional regulation on the shipping. The Glasgow Climate Change Conference held between October and November 2021 with the participation of nearly 200 country leaders reiterated countries' commitment to bringing down emissions and finalized guidelines for the full implementation of the Paris Agreement. In addition, several non-governmental organizations and institutional investors have undertaken campaigns with respect to climate change, with goals to minimize or eliminate greenhouse gas emissions through a transition to a low- or zero-net carbon economy.

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

We operate in various jurisdictions and may be subject to the tax regimes and related obligations in the jurisdictions in which we operate or do business. Changes in tax laws, bilateral double tax treaties, regulations and interpretations could adversely affect our financial results. The tax rules of the various jurisdictions in which we operate or conduct business often are complex, involve bilateral double tax treaties and are subject to varying interpretations. Specifically, on July 1, 2021, the OECD introduced Pillar Two model rules which are expected to be approved during 2022 and take effect in 2023. The Pillar Two rules were introduced to ensure that large multinational enterprises (MNEs) pay a minimum level of tax on the income arising in each jurisdiction where they operate. The current minimum effective tax rate that was determined under Pillar Two is 15%. While Pillar Two model rules are not intended to be applied to international shipping income, other sources of our income may be affected as a result of Pillar Two entering into effect. We are currently monitoring the developments of Pillar Two legislation process and are evaluating its potential impact on our financial results.

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

Risks related to our financial position and results

If we are unable to generate sufficient cash flows from our operations, our liquidity will suffer and we may be unable to satisfy our obligations and operational needs.

Our ability to generate cash flow from operations to cover our operational costs and to make payments in respect of our obligations, financial liabilities (mainly lease liabilities) and operational needs will depend on our future performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions and the health of the shipping industry. If we are unable to generate sufficient cash flow from operations to satisfy our obligations, liabilities and operational needs, we may need to borrow funds or undertake alternative financing plans, or reducing or delaying capital investments and other costs. It may be difficult for us to incur additional debt on commercially reasonable terms due to, among other things, our financial position and results of operations and market conditions. Our inability to generate sufficient cash flows from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on our business.

Volatile market conditions could negatively affect our business, financial position, or results of operations and could thereby result in impairment charges.

As of the end of each of our reporting periods, we examine whether there have been any events or changes in circumstances, such as a decline in freight rates or other general economic or market conditions, which may indicate an impairment. When there are indications of an impairment, an examination is made as to whether the carrying amount of the operating assets or cash generating units, or CGUs, exceeds the recoverable amount. and, if necessary, an impairment loss is recognized in our financial statements.

For each of the years ended December 31, 2021, 2020 and 2019, we concluded there were no indications for potential impairment, or that the recoverable amount of our CGU was higher than the carrying amount of our CGU and, as a result, did not recognize an impairment loss in our financial statements. However, we cannot assure you that we will not recognize impairment losses in future years. If an impairment loss is recognized, our results of operations will be negatively affected. Should freight rates decline significantly or we or the shipping industry experience adverse conditions, this may have a material adverse effect on our business, results of operations and financial condition, which may result in us recording an impairment charge.

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

As of December 31, 2021, we had approximately 770 employees based in Israel, certain of whom may be called upon to perform several weeks of annual military reserve duty until they reach the age qualifying them for an exemption (generally 40 for men who are not officers or do not have specified military professions) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and operations.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

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

Our articles of association provide a choice of forum provision that may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable.

Our articles of association provides that unless we consent in writing to the selection of an alternative forum, and other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert in the courts of the State of Israel, with respect to any causes of action arising under the Securities Act or the Exchange Act, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Our articles of association will further provide that unless we consent in writing to the selection of an alternative forum, the Haifa District Court will be the exclusive forum for the following: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees, to us or to our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law of 1968.

This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. While the validity of choice of forum provisions has been upheld under the law of certain jurisdictions, uncertainty remains as to whether our choice of forum provision will be recognized by all jurisdictions, including by courts in Israel. If a court were to find either choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

Your rights and responsibilities as a shareholder are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated in Israel. The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by the Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.- based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

General risk factors

We face cyber-security risks.

Our business operations rely upon secure information technology systems for data processing, storage and reporting. As a result, we maintain information security policies and procedures for managing our information technology systems. Despite security and controls design, implementation and updates, our information technology systems may be subject to cyber-attacks, including, network, system, application and data breaches. A number of companies around the world, including in our industry, have been the subject of cyber-security attacks in recent years. For example, one of our peers experienced a major cyber-attack on its IT systems in 2017, which impacted such company’s operations in its transport and logistics businesses and resulted in significant financial loss. In addition, in August 2020, a cruise operator was a victim to ransomware attack. On September 28, 2020, another competitor confirmed a ransomware attack that disabled its booking system, and on October 1, 2020, the IMO’s public website and intranet services were subject to a cyberattack. In December 2020, an Israeli insurance company fell victim to a highly publicized ransomware attack, resulting in the filing of civil actions against the company and significant damage to that company’s reputation. Other Israeli companies are facing cyber-attack campaigns, and it is believed the attackers may be from hostile countries. Cyber-attacks are becoming increasingly common and more sophisticated, and may be perpetrated by computer hackers, cyber-terrorists or others engaged in corporate espionage.

Cyber-security attacks could include malicious software (malware), attempts to gain unauthorized access to data, social media hacks and leaks, ransomware attacks and other electronic security breaches of our information technology systems as well as the information technology systems of our customers and other service providers that could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information, and breach of protected data belonging to third parties. In addition, due to the COVID-19 pandemic, we have reduced our staffing in our offices and increased our reliance on remote access of our employees. We have taken measures to enable us to face cyber-security threats, including backup and recovery and backup measures, as well as cyber security awareness trainings and an annual companywide cyber preparedness drill. However, there is no assurance that these measures will be successful in coping with cyber-security threats, as these develop rapidly, and we may be affected by and become unable to respond to such developments. A cyber-security breach, whether as a result of malicious, political, competitive or other motives, may result in operational disruptions, information misappropriation or breach of privacy laws, including the European Union’s General Data Protection Regulation and other similar regulations, which could result in reputational damage and have a material adverse effect on our business, financial condition and results of operation.

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

We are subject to numerous data privacy laws, including Israeli privacy laws and the European Union’s General Data Protection Regulation (2016/679), or the GDPR, which relates to the collection, use, retention, security, processing and transfer of personally identifiable information about our customers and employees in the countries where we operate. We have also been certified as compliant with ISO27001 in Israel (information security management standard) and ISO27701(extension to the information security management standard).

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

We employ, directly and indirectly, approximately 5,931 employees around the globe (including contract workers). We, our subsidiaries, and the independent agencies with which we have agreements could experience strikes, industrial unrest or work stoppages. Several our employees are members of unions. In recent years, we have experienced labor interruptions as a result of disagreements between management and unionized employees and have entered into collective bargaining agreements addressing certain of these concerns. If such disagreements arise and are not resolved in a timely and cost-effective manner, such labor conflicts could have a material adverse effect on our business and reputation. Disputes with our unionized employees may result in work stoppage, strikes and time-consuming litigation. Our collective bargaining agreements include termination procedures which affect our managerial flexibility with re-organization procedures and termination procedures. In addition, our collective bargaining agreements affect our financial liabilities towards employees, including because of pension liabilities or other compensation terms.

We incur increased costs as a result of operating as a public company, and our management team, which has limited experience in managing and operating a company that is publicly traded in the U.S., will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares are listed in the United States, we incur accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). We also incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes- Oxley Act, as well as rules implemented by the SEC and the NYSE, and provisions of Israeli corporate laws applicable to public companies. We expect that these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and will make some activities more time-consuming and costly. In addition, we expect that our senior management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. Our current management team has limited experience managing and operating a company that is publicly traded in the US. Failure to comply or adequately comply with any laws, rules or regulations applicable to our business may result in fines or regulatory actions, which may adversely affect our business, results of operation or financial condition and could result in delays in achieving or maintaining an active and liquid trading market for our ordinary shares.

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

Risks related to our ordinary shares

Our share price may be volatile, and you may lose all or part of your investment.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

●	actual or anticipated variations in our or our competitors’ results of operations and financial condition;
●	variations in our financial performance from the expectations of market analysts;
●	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;
●	our involvement in litigation;
●	our sale of ordinary shares or other securities in the future;
●	market conditions in our industry, which traditionally has been volatile;
●	changes in key personnel;
●	the trading volume of our ordinary shares;
●	changes in the estimation of the future size and growth rate of our markets; and
●	general economic and market conditions.

In addition, the stock markets generally have experienced extreme price and volume fluctuations.

Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted, which could affect our business, financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our ordinary shares depends, in part, upon the research and reports that securities or industry analysts publish about us or our businesses. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If one or more of the analysts covering us cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our shares to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, the price for our shares will likely decline.

Future sales of our ordinary shares or the anticipation of future sales could reduce the market price of our ordinary shares.

If we or our existing shareholders sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Substantially all of our outstanding ordinary shares are eligible for sale in the public market, except that ordinary shares held by our affiliates are subject to restrictions on volume and manner of sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). We have also filed a registration statement on Form S-8 with the SEC, and intend to file an additional registration statements on Form S-8, covering all of the ordinary shares issuable under our share incentive plans and such shares are available for resale following the expiration of any restrictions on transfer. Further, substantially all of our pre-IPO shareholders are party to a Registration Rights Agreement. Pursuant to this agreement, at any time beginning 180 days following the date of the prospectus used in connection with our initial public offering, the shareholders party thereto are entitled to request that we register the resale of their ordinary shares under the Securities Act, subject to certain conditions. Certain of our shareholders have exercised their Registration Rights in a secondary offering of our ordinary shares which closed in June 2021. See “Item 7.B - Related party transactions — Registration rights” for additional information. In addition, a sale by us of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities and may cause you to lose part or all of your investment in our ordinary shares.

Interests of our principal shareholders could adversely affect our other shareholders.

Our largest shareholder Kenon Holdings, Ltd., or Kenon, currently owns approximately 25.8% of our outstanding ordinary shares and voting power. As a result of its voting power, Kenon has and will continue to have the ability to exert influence over our affairs for the foreseeable future, including with respect to the election of directors, amendments to our articles of association and all matters requiring shareholder approval. In certain circumstances, Kenon’s interests as a principal shareholder may differ or even conflict with the interests of our other shareholders, and Kenon’s ability to exert influence over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests. In addition, we have entered into a number of transactions with related parties, which are connected to Kenon, as described in “Item 7.B - Related party transactions”. Although we have implemented procedures to ensure the terms of any related party transaction are at arm’s length, any alleged appearance of impropriety in connection with our entry into related party transactions could have an adverse effect on our reputation and business.

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

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we have voluntarily filed and intend to continue to voluntarily file current reports on Form 6-K that include quarterly financial statements, and we have adopted a procedure to voluntarily comply with Regulation FD, these exemptions and leniencies reduce the frequency and scope of information and protections to which you are entitled as an investor.

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

If we are unable to maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Our dividend policy is subject to change at the discretion of our Board of Directors and there is no assurance that our Board of Directors will declare dividends in accordance with this policy.

Our Board of Directors has adopted a dividend policy, which was amended in November 2021, to distribute a dividend to our shareholders on a quarterly basis at a rate of approximately 20% of the net income derived during such fiscal quarter with respect to the first three fiscal quarters of the year, while the cumulative annual dividend amount to be distributed by the Company (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income. During 2021 the Company paid a special cash dividend of approximately $237 million, or $2.00 per ordinary share and a cash dividend of approximately $299 million, or $2.50 per ordinary share. On March 9, 2022 the Company's Board of Directors declared a cash dividend of approximately $2.04 billion, or $17.0 per ordinary share, resulting with a cumulative annual dividend amount of approximately 50% of 2021 net income, to be paid on April 4, 2022, to holders of the ordinary shares as of March 23, 2022.

Any dividends must be declared by our Board of Directors, which will take into account various factors including our profits, our investment plan, our financial position and additional factors it deems appropriate. While we initially intend to distribute 30 - 50% of our annual net income, the actual payout ratio could be anywhere from 0% to 50% of our net income, and may fluctuate depending on our cash flow needs and such other factors. There can be no assurance that dividends will be declared in accordance with our Board’s policy or at all, and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay dividends on an ad-hoc basis or to take other actions, which could include share buybacks, instead of or in addition to the declaration of dividends. Accordingly, we expect that the amount of any cash dividends we distribute will vary between distributions as a result of such factors. We have not adopted a separate written dividend policy to reflect our Board’s policy.

Our ability to pay dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. See “Item 8.A - Consolidated Statements and Other Financial Information - Dividend policy.”

ITEM 4. INFORMATION ON THE COMPANY

A.History and development of the company

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

The shipping industry experienced significant instability and volatility from 2008 into 2012, primarily as a result of persistently high fuel prices, slow growth in demand and an over-supply of shipping services. Against this backdrop, in 2013, we initiated a dialogue with our financial creditors and other parties and reached a consensual restructuring agreement in July 2014. Our strategic operational cooperation with the 2M Alliance, which was announced in July 2018 and amended in February 2022, allows us to provide faster, more efficient service and a wider geographic coverage in our most critical trade lanes, enabling us to provide our customers with improved product portfolio, larger port coverage and better transit time, while generating cost efficiencies. In 2020, we celebrated our 75th anniversary.

Our ordinary shares have been listed on the New York Stock Exchange under the symbol "ZIM" since January 28, 2021. During 2021 we have made a full early repayment of our Series 1 and Series 2 notes (Tranches C and D), in a total amount of US$434 million, reflecting a full settlement of the outstanding indebtedness related to such notes and resulting in the removal of the related provisions and limitations. In addition, in September and December 2021 we have made dividend payments of approximately US$536 million in the aggregate to our shareholders.

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

B.Business Overview

Our company

We are a global container liner shipping company with leadership positions in niche markets where we believe we have distinct competitive advantages that allow us to maximize our market position and profitability. Founded in Israel in 1945, we are one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.

Our main focus is to provide best-in-class service for our customers while maximizing our profitability. We have positioned ourselves to achieve industry-leading margins and profitability through our focused strategy, commercial excellence, agile approach and flexibility in responding to changing market conditions and enhanced digital tools. As part of our “Innovative Shipping” vision, we rely on careful analysis of data, including business and artificial intelligence, to better understand the needs of our customers and digitize our products accordingly, without compromising our personal touch. We operate and innovate as a truly customer-centric company, constantly striving to provide a best-in-class product offering.

As of December 31, 2021, we operated a fleet of 118 vessels and chartered-in 96.9% of our TEU capacity and 96.6% of the vessels in our fleet. For comparison, according to Alphaliner, our competitors chartered-in on average approximately 50% of their fleets. In effort to respond to increased demand for container shipping services globally, between January 1, 2021, and December 31, 2021, we chartered-in additional 29 vessels (net, not including vessels pending delivery). We deployed these vessels in our newly launched as well as our existing service lines across the globe. In addition, during 2021 we have chartered eight car carrier vessels and increased the volume and frequency of our car carrier services from the Far East to Israel and additional countries in Europe and the Mediterranean. In February and July 2021, we and Seaspan Corporation entered into two strategic agreements for the long-term charter of ten 15,000 TEU and fifteen 7,000 TEU LNG (liquified natural gas dual-fuel) container vessels to serve ZIM’s Asia-US East Coast Trade and other global-niche trades, with the vessels intended to be delivered to us between February 2023 and throughout 2024. We have also entered into a new eight-year charter agreement with a shipping company that is an affiliate to our largest shareholder, Kenon Holdings Ltd., according to which we will charter three 7,000 TEU LNG dual fuel container vessels, expected to be delivered during the first and second quarters of 2024. Furthermore, in February 2022 we announced a new chartering agreement with Navios Maritime Partners L.P. for a total of 13 vessels (including five of which are secondhand), ranging from 3,500 to 5,300 TEUs. See - “Our vessel fleet – Strategic Chartering Agreements”. During the second half of 2021 we have completed the purchase transaction of eight secondhand vessels, ranging from 1,100 to 4,250 TEU each, in several separate transactions, for an aggregated amount of US$ 355 million. As of March 1, 2022, five of these vessels were delivered to us out of the total eight purchased. See– “Our Vessel Fleet”.

We operate across five geographic trade zones that provide us with a global footprint. These trade zones include (for the year ended December 31, 2021): (1) Transpacific (39% of carried TEUs), (2) Atlantic (18%), (3) Cross Suez (10%), (4) Intra-Asia (27%) and (5) Latin America (6%). Within these trade zones, we strive to increase and sustain profitability by selectively competing in niche trade lanes where we believe that the market is underserved and that we have a competitive advantage versus our peers. These include both trade lanes where we have an in-depth knowledge, long-established presence and outsized market position as well as new trade lanes into which we are often driven by demand from our customers as they are not serviced in-full by our competitors. Several examples of niche trade lanes within our geographic trade zones include: (1) US East Coast & Gulf to Mediterranean lane (Atlantic trade zone where we maintain a 10% market share, (2) East Mediterranean & Black Sea to Far East lane (Cross Suez trade zone), 7% market share and (3) Far East to US East Coast (Pacific trade zone), 9.5% market share, in each case according to the Port Import/Export Reporting Service (PIERS) and Container Trade Statistics (CTS).

During 2021we expanded our services to include, among other: (1) the launch of a new express service line connecting South East Asia to Los Angeles (ZX2); (2) a new e-commerce line connecting Taiwan and Central China to USWC (ZX3); (4) a new joint Asia-USEC service line with 2M connecting South China, Vietnam and the USEC (ZSE); (5) extension of our Africa lines with a new China-East Africa service (CEA) in cooperation with Hapag Lloyd and ONE; (5) a new service connecting Turkey to USEC and Gulf (ZCT) in cooperation with Hapag Lloyd,; (6) a new service connecting N. Europe and USEC (ZNE, currently suspended until further notice); (7) A new service connecting Israel and Turkey to the Indian subcontinent (ZMI); (8) a new independent pendulum service on the Asia-Mediterranean and Pacific North West (ZMP), planned to be launched in April 2022, and; (9) a new speedy e-commerce service from China and South East Asia to the US East Coast (ZXB).

As of December 31, 2021, we operated a global network of 70 weekly lines, calling at 304 ports in more than 90 countries. Our complex and sophisticated network of lines allows us to be agile as we identify markets in which to compete. Within our global network we offer value-added and tailored services, including operating several logistics subsidiaries to provide complimentary services to our customers. We continue to develop our network of additional logistics companies in order to provide comprehensive services to our customers. These subsidiaries, which we operate, among other, in China, Vietnam, Canada, Brazil, India and Singapore, are asset-light and provide services such as land transportation, custom brokerage, LCL, project cargo and air freight services. Out of ZIM’s total volume in the twelve months ended December 31, 2021, approximately 20% of our TEUs carried utilized additional elements of land transportation.

As of December 31, 2021, we chartered-in most of our capacity; in addition, 80.7% of our chartered-in vessels are under leases having a remaining charter duration of more than one year (or 81.6% in terms of TEU capacity). We continue to adjust our operations in response to the ongoing COVID-19 pandemic. Our fleet, mainly in terms of the size of our vessels, enables us to optimize vessel deployment to match the needs of both mainlane and regional routes and to ensure high utilization of our vessels and specific trade advantages. The majority of our operated vessels have capacities that range from less than 1,000 TEUs to almost 10,000 TEUs, though in February 2021 we entered into a long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels pursuant to our strategic agreement with Seaspan (See “–Our vessel fleet – Strategic chartering Agreements”). Furthermore, we operate a modern and specialized container fleet, which we significantly increased during 2021 to a capacity of nearly 1 million TEUs, which acts as an additional value-added service offering, attracting higher yields than standard cargos.

Our network is significantly enhanced by cooperation agreements with other leading container liner companies and alliances, allowing us to maintain a high degree of agility while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Such cooperation agreements include vessel sharing agreements (VSAs), slot purchase and swaps. Our strategic collaboration with the 2M Alliance, comprised of the two largest global carriers (Maersk and MSC), which was launched in September 2018, provides faster, wider and more efficient service in 4 trade lanes, 12 services and approximately 23,500 TEUs. Effective as of April 2022, the cooperation agreement with the 2M Alliance will be updated to cover the Asia- US East Coast and the Asia- US Gulf Coast with 2 trade lanes, 8 services and approximately 15,400 weekly TEUs. In addition to our collaboration with the 2M Alliance, we also maintain a number of partnerships with various global and regional liners in different trades. For example, in the Intra-Asia trade, we partner with both global and regional liners in order to extend our services in the region.

We have a highly diverse and global customer base with approximately 36,000 customers (which considers each of our customer entities separately, also when it is a subsidiary or branch of another customer) using our services. In 2021, our 10 largest customers represented approximately 17% of our freight revenues and our 50 largest customers represented approximately 32% of our freight revenues. One of the key principles of our business is our customer-centric approach and we strive to offer value-added services designed to attract and retain customers. Our strong reputation, high-quality service offering and schedule reliability has generated a loyal customer base, with all of our 10 top customers in 2021 having a relationship with the Company lasting longer than 10 years.

We have focused on developing industry-leading and best in class technologies to support our customers, including improvements in our digital capabilities to enhance both commercial and operational excellence. We use our technology and innovation to power new services, improve our best-in-class customer experience and enhance our productivity and portfolio management. Several recent examples of our digital services include: (i) ZIMonitor, which is an advanced tracking device that provides 24/7 online alerts to support high value cargo, (ii) eZIM, our easy-to-use online booking platform; (iii) eZQuote, a digital tool that allows customers the ability to receive instant quotes with a fixed price and guaranteed terms; (iv) Draft B/L, an online tool that allows export users to view, edit and approve their bill of lading online without speaking with a representative; and (v) ZIMGuard, an artificial intelligence-based internal tool designed to detect possible misdeclarations of dangerous cargo in real-time. Furthermore, we have formed a number of partnerships and collaborations with third party start-ups for the development of multiple engines of growth which are adjacent to our traditional container shipping business. These technological partnerships and initiatives include: (i) “ZKCyberStar”, a collaboration with Konfidas, a leading Israeli cyber-security consulting company, to provide bespoke cyber-security solutions, guidance, methodology and training to the maritime industry; (ii) “ZMark”, a new initiative in cooperation with Sodyo, an early stage scanning technology company, aimed to provide visual identification solutions for the entire logistics sector (inventory management, asset tracking, fleet management, shipping, access control, etc.). This technology is extremely fast and is suitable for multiple types of media; (iii) Our investment in and partnership with WAVE, a leading electronic B/L based on blockchain technology, to replace and secure original documents of title; (iv) Our investment in and partnership with Ladingo, a one-stop-shop for Cross Border Shipments with all-in-one, easy to use software and fully integrated service, making it easier, more affordable and risk free to import and export LCLs, FCLs or any large and bulky shipments; (v) Ship4wd, a digital freight forwarding platform offering an online, simple and reliable self-service end to end shipping solution, that is initially targeting US & Canadian small and medium-sized businesses importing from China, Vietnam and Israel.

Achieving industry leading profitability margins through both effective cost management initiatives as well as top-line improvement strategies is one of the primary focuses of our business. Over the past three years we have taken initiatives to reduce and avoid costs across our operating activities through various cost- control measures and equipment cost reduction (including, but not limited to, equipment interchanges such as swapping containers in surplus locations, street turns to reduce trucking of empty containers and domestic repositioning from inland ports). Our digital investment in our information technology systems has allowed us to develop a highly sophisticated allocation management tool that gives us the ability to manage our vessel and cargo mix to prioritize higher yielding bookings. The capacity management tool as well as our agility in terms of vessel deployment enable us to focus on the most profitable routes with our customers. The net impact has been demonstrated through our industry-leading Adjusted EBIT margins for the last 28 consecutive quarters.

In addition to effective cost management, we would not have been able to achieve our financial results without our unique organizational culture. Our vision and values, “Z-Factor,” is fully aligned with and supports our strategy and long-term goals. Our vision of “Innovative shipping dedicated to you!” has driven our focus on innovation and digitalization and has led us to become a truly customer-centric company. Our can-do approach and results-driven attitude support our passion for commercial excellence and drives our focus on optimizing our cargo and customer mix. Through our core value of sustainability, we aim to uphold and advance a set of principles regarding Ethical, Social and Environmental concerns. Our goal is to work resolutely to eliminate corruption risks, promote diversity among our teams and continuously reduce the environmental impact of our operations, both at sea and onshore. Our organizational culture enables us to operate at the highest level, while also treating our oceans and communities with care and responsibility.

We are headquartered in Haifa, Israel. As of December 31, 2021, we had approximately 5,931, full-time employees worldwide (including contract workers). In 2021 and 2020, we carried 3.48 million and 2.84 million TEUs, respectively, for our customers worldwide. During the same periods, our revenues were $10,729 million and $3,992 million, our net income was $4,649 million and $524 million and our Adjusted EBITDA was $6,597 million and $1,036 million, respectively.

Our services

With a global footprint of more than 200 offices and agencies in approximately 100 countries, we offer both door-to-door and port-to-port transportation services for all types of customers, including end-users, consolidators and freight forwarders.

Comprehensive logistics solutions

We offer our customers comprehensive logistics solutions to fit their transportation needs from door-to- door. Our wide range of transportation services, handled by our highly trained sea and shore crews and supported with personalized customer service and our unified information technology platform, allows us to offer our customers higher quality and tailored services and solutions at any time around the world. During 2021, similarly to our peers, we have experienced capacity shortages and long dwell time throughout the logistic chain.

Our customers place orders either online or with a customer service member in one of our regional agencies located around the world. We issue the bill of lading detailing the terms of the shipment and, in the case of a typical door-to-door order, we deliver an empty container to the shipper’s designated address. Once the shipper has filled the container with cargo, it is transported to a container port, where it is loaded onto our cargo ship. We have experience in shipping various types of cargo, such as over-sized cargo, dangerous and hazardous cargo, cars, trucks and vehicles and reefer shipments. The container is shipped either directly to the destination port or via one of our scheduled ports of call, where it is transferred, or “transshipped,” to another ship. When the container arrives at the final destination port, it is off-loaded from the ship and delivered to the recipient or a designated agent via land transportation. We partner with regional and local land transportation operators to provide a range of inland transportation services via rail, truck and river barge, often combining multiple modes of transportation to ensure efficient and cost-effective operation with minimum transit time. Out of ZIM’s total volume in the twelve months ended December 31, 2021, approximately 20% of our TEUs carried utilized additional elements of land transportation. We continuously strive to find logistic solutions for land transportation service offering under the current market conditions.

We also offer ZIMonitor, our premium reefer cargo tracking service. ZIMonitor is an advanced real- time monitoring device that, among other things, allows our customers to monitor their shipments in real time. See “— Types of cargo — Specialized cargo” below. We have also partnered with Alibaba through our logistics subsidiary in China to expand our offerings to small- and medium-sized enterprises who conduct their business through Alibaba’s platform. In June 2021 we have extended our commercial cooperation with Alibaba for two more years and until 2023.

We believe that our global-niche strategy, as well as our focus on customer-centric services, place us in a good position to attract new customers through our reliable and competitive services.

Our services and geographic trade zones

As of December 31, 2021, we operated a global network of 70 weekly lines, calling at 304 ports in more than 90 countries. Our shipping lines are linked through hubs that strategically connect main lines and feeder lines, which provide regional transport services, creating a vast network with connections to and from smaller ports within the vicinity of main lines. We have achieved leadership positions in specific markets by focusing on trades where we have distinct competitive advantages and can attain and grow our overall profitability.

Our shipping lines are organized into geographic trade zones by trade. The table below illustrates our primary geographic trade zones and the primary trades they cover, as well as the percentage of our total TEUs carried by geographic trade zone for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
Geographic trade zone (percentage of total TEUs carried for the period)	Primary trade	2021	2020	2019
Pacific	Transpacific	39%	40%	36%
Cross-Suez	Asia-Europe	10%	12%	13%
Atlantic-Europe	Atlantic	18%	21%	21%
Intra-Asia	Intra-Asia	27%	21%	23%
Latin America	Intra-America	6%	6%	7%
		100%	100%	100%

Pacific geographic trade zone

The Pacific geographic trade zone serves the Transpacific trade, which covers trade between Asia, including China, Korea, Southeast Asia, the Indian subcontinent, and the Caribbean, Central America, the Gulf of Mexico and the east coast and west coast of the United States and Canada. Our services within this geographic trade zone also connect to Intra-Asia and Intra-America regional feeder lines, which provide onward connections to additional ports.

Pacific Northwest service. Based on information from Piers, Port of Vancouver and Prince Rupert Port Authority, approximately 50% of all goods shipped to the United States are transported via ports located in the west coast of the United States and Canada. These include local discharge as well as delivery by train or trucks to their final destinations, mainly to the Midwestern United States and to the central and eastern parts of Canada. We hold a position within the PNW, mostly via two Canadian gateways, the Vancouver and Prince Rupert ports, and also the Seattle port, which enable us to serve the very large Canadian and U.S. Midwest markets quickly and efficiently, while also avoiding the highly congested ports of Long Beach and Oakland and using the similarly congested Los Angeles port only for our ZEX, ZX2 and ZX3 services. Our strategic relationships in these markets with Canadian National Railway Company (“CN”), a rail operator, and with the 2M Alliance have allowed us to obtain competitive rates and provide consistent, high-quality service to our customers. In February 2022 we announced our intention to launch an independent service line to the Pacific Northwest trade, replacing the current cooperation commencing from April 2022.

Pacific Southwest Coast service - In response to the growing trend in eCommerce, we launched during 2020 and 2021, three eCommerce Xpress high-speed services, focusing on e-Commerce between South China and Los Angeles (ZEX, ZX2 and ZX3 lines). As a result of current global market conditions due to COVID-19, we have been experiencing heavy congestion in USWC ports throughout 2021, causing disruption to these services’ schedules. For additional information on measures declared by the port of Los Angeles and the port of Long Beach, see “Item 3.D – Risk Factors – Access to ports could be limited or unavailable including due to congestion in terminals and inland supply chains, and we may incur additional costs as a result thereof”.

Asia-U.S. All-Water service. With respect to the Asia-U.S. east coast trade, “all-water” refers to trade between Asia and the U.S. east coast and Gulf Coast using marine transportation only, via the Suez or Panama Canal. Within our cooperation with the 2M, we operate across eight services: six to USEC and two to the USGC. In January and February 2022, we announced our intention to operate the joint services with the 2M Alliance based on a slot exchange and vessel sharing agreement. Accordingly, as of April 2022, ZIM will solely operate two out of the six joint Asia to USEC services (ZCP & ZSE) as well as three additional vessels on one of two joint Asia to USGC services (ZGX).

As of December 31, 2021, we offered 13 services in the Pacific geographic trade zone, which had an effective weekly capacity of 24,217 TEUs and covered all major international shipping ports in the Transpacific trade. Our services in the Pacific geographic trade zone accounted for 54% of our freight revenues from containerized cargo for the year ended December 31, 2021.

Cross-Suez geographic trade zone

The Cross-Suez geographic trade zone serves the Asia-Europe trade, which covers trade between Asia and Europe (including the Indian sub-continent) through the Suez Canal, primarily focusing on the Asia- Black Sea/East Mediterranean Sea sub-trade, which is one of our key strategic zones. In previous years this trade was characterized by intense competition, and we have undertaken several initiatives to help us remain competitive within it. During 2021, cargo demand in this trade exceeded the available supply.

Our cooperation with the 2M Alliance which began in March 2019 is a slot charter agreement on two services from Asia to the East Mediterranean and is expected to terminate effective as of April 2022. In February 2022, we have announced the launch of an independent service line the Asia-Mediterranean trade replacing the current cooperation. In addition, we terminated our slot purchase from MSC which began in October 2018 on two lines in India-East Mediterranean trade and replaced this cooperation with an independent service line on this trade in December 2021.

As of December 31, 2021, we offered five services in the Cross-Suez geographic trade zone, which had an effective weekly capacity of 7,888 TEUs and covered all major international shipping ports in the East Mediterranean, the Black Sea, China, East and Southeast Asia and India. The Cross-Suez geographic trade zone accounted for 13% of our freight revenues from containerized cargo for the year ended December 31, 2021.

Atlantic-Europe geographic trade zone

The Atlantic-Europe geographic trade zone serves the Atlantic trade, which covers trade between North America and the Mediterranean, along with Intra-Europe/Mediterranean trade. Our services within this geographic trade zone also connect to Intra-Mediterranean and Intra-America regional feeder lines which provide onward connections to additional ports. Since 2014, we have had a cooperation agreement with Hapag-Lloyd and other companies in our Atlantic services. In addition, we have terminated our cooperation agreements with MSC in the Intra-Europe/Mediterranean trade and intend to replace this cooperation with an extension to North Europe on our recently launched ISC-Mediterranean independent service. We also have a cooperation agreement with COSCO in the Intra-Mediterranean trade.

As of December 31, 2021, we offered 13 services within this geographic trade zone, with an effective weekly capacity of 10,232 TEUs, covering major international shipping ports in the East and West Mediterranean, the Black Sea, Northern Europe, the Caribbean, the Gulf of Mexico, and the east and west coasts of North America. The Atlantic-Europe geographic trade zone accounted for 10% of our freight revenues from containerized cargo for the year ended December 31, 2021.

Intra-Asia geographic trade zone

The Intra-Asia and Asia-Africa geographic trade zone serves the Intra-Asia trade, which covers trades within regional ports in Asia, including ISC (Indian sub-continent), Africa and Australia. The Intra-Asia geographic trade zone accounted for 18% of our freight revenues from containerized cargo for the year ended December 31, 2021. Our services within this geographic trade zone feed into the global lines of the Pacific and Cross-Suez trades. This geographic trade zone is characterized by extensive structural changes that we have made to respond to changes in trade and market conditions.

The Intra-Asia market is highly fragmented with many active carriers, all with relatively small market shares. Local shipping companies have a significant presence within this trade, which is primarily serviced by relatively small vessels. However, larger vessels that operate in the intercontinental trade also serve this trade and call at ports within the region. We have cooperation agreements with several other shipping companies within this trade.

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

As of December 31, 2021, we offered 29 services within this geographic trade zone with an effective weekly capacity of 17,482 TEUs. Our services within this geographic trade zone cover major regional ports, including those in China, Korea, Thailand, Vietnam and other ports in Southeast Asia, India, Africa, Thailand, Vietnam, New Zealand and Australia, and connect to shipping lines within our Cross-Suez and Pacific geographic trade zones.

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

As of December 31, 2021, we offered ten services within this geographic trade zone as well as a complementary feeder network with an effective weekly capacity of 3,495 TEUs and operated between major regional ports, including ports in Brazil, Argentina, Uruguay, Mexico, the Caribbean, Central America, China, U.S. Gulf Coast, U.S. east coast and the West Mediterranean, and connect to our Pacific and Atlantic- Europe services. The Latin America geographic trade zone accounted for 5% of our freight revenues from containerized cargo for the year ended December 31, 2021.

Types of cargo

The following table sets forth details of the types of cargo we shipped during the twelve months ended December 31, 2021 as well as the related quantities and volume of containers (owned and leased).

Type of Container	Type of Cargo	Quantity	TEUs
Dry van containers	Most general cargo, including commodities in bundles, cartons, boxes, loose cargo, bulk cargo and furniture	1,923,428	3,249,958
Reefer containers	Temperature controlled cargo, including pharmaceuticals, electronics and perishable cargo	87,207	172,706
Other specialized containers	Heavy cargo and goods of excess height and/or width, such as machinery, vehicles and building	48,832	58,751
		2,059,467	3,481,415

Specialized cargo

We offer specialized shipping solutions through a dedicated team of supply chain experts that designs tailor-made solutions for our customers’ specific transportation needs, issues approvals and documentation, arranges for insurance and provides other logistics services for all kinds of specialized cargo, including:

●	Out-of-gauge cargo. Cargo that is over-weight, over-height, over-length and/or over-width can present many challenges and issues relating to proper stowage, securing and handling. We maintain our containers to the highest standards and offer premium third-party services relating to these particular challenges.
●	Dangerous and hazardous, cargo. We specialize in carrying Dangerous and hazardous shipments safely in accordance with all applicable local and international rules and regulations. We ship a wide array of such cargos, and we employ dedicated teams of specialists in 5 offices around the globe who are specially trained to guide our customers through every stage of the supply chain challenges. We have also developed and implemented "ZIMGuard", an innovative artificial intelligence-based, screening software designed to detect and identify incidents of misdeclared hazardous cargo before loading to vessel.

●	Reefer cargo. Reefer cargo includes perishable goods, pharmaceuticals and electronics. Our reefer specialists and merchant marine officers ensure the safe transport of reefer cargo with precise tracking and continuous monitoring throughout the cold chain. During 2021 the portion of our reefer cargo carried out of our total carried TEU has grown by 11% compared to 2020, demonstrating our strategy to focus on reefers as one of our growth engines. In addition, as we strive to have the youngest reefer fleet in the industry, we have also invested in new custom-made reefer containers already equipped with our ZIMonitor capabilities, as well as in controlled atmosphere units which are designed to ship fresh produce cargo.

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

Transportation of Vehicles

In addition to containerized cargo, we also transport vehicles (such as cars, buses and trucks) via dedicated car carrier vessels westbound from Asia, and primarily from China, Japan, South Korea and India. During 2021 we have chartered 8 car carrier vessels and expanded the volume and our range of services to include additional calls to ports in Europe and the Mediterranean.

Our vessel fleet

As of December 31, 2021, our fleet included 118 vessels (110 container vessels and 8 vehicle transport vessels), of which four vessels were owned by us and 114 vessels are chartered-in (including 106 vessels accounted as right-of-use assets under the lease accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements). As of December 31, 2021, our operating fleet (including both owned and chartered vessels) had a capacity of 426,725 TEUs. The average size of our vessels is approximately 3,867 TEUs, compared to an industry average of 4,528 TEUs.

During the second half of 2021 we have completed the purchase transaction of eights secondhand vessels, ranging from 1,100 to 4,250 TEUs each, in several separate transactions, for an aggregated amount of US$ 355 million. During the second half of 2021, we recognized a cost of US$102 million in respect of three delivered vessels with the remaining vessels intended to be delivered until April 2022. As of March 1, 2022, we 5 of these vessels were delivered to us out of the total eight purchased. and we may purchase additional secondhanded vessels if we evaluate such purchase is more suited to our needs than other available alternatives.

We charter-in vessels under charter party agreements for varying periods. With the exception of certain vessels for which charter rates were set in connection with a restructuring arrangement we undertook in 2014, our charter rates are fixed at the time of entry into the charter party agreement and depend upon market conditions existing at that time. As of December 31, 2021, all of our chartered vessels are under a “time charter,” which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee, with 110 vessels chartered while the crewing and technical operation of the vessel is handled by its owner, including 11 vessels chartered-in under a time charter from related parties, and four vessels chartered-in under a “bareboat charter,” which consists of chartering a vessel for a given period of time against a charter fee, with the operation of the vessel being handled by us. Subject to any restrictions in the applicable arrangement, we determine the type and quantity of cargo to be carried as well as the ports of loading and discharging.

Our vessels operate worldwide within the trading limits imposed by our insurance terms. As of December 31, 2021, the remaining average duration of our charter party agreements was approximately 26.5 months.

Our fleet is comprised of vessels of various sizes, ranging from less than 1,000 TEUs to 10,000 TEUs, which allows for flexible deployment in terms of port access and is optimally suited for deployment in the sub-trades in which we operate. In effort to respond to increased demand for container shipping services globally, between January 1, 2021, and December 31, 2021, we chartered-in additional 29 vessels (net, not including vessels pending delivery). We deployed these vessels in both our newly launched and existing services across the globe. In addition, during 2021 we have chartered 8 car carrier vessels and have expanded our car carrier services from the Far East to Israel and additional countries in Europe and the Mediterranean. As of March 1, 2022, our fleet included 125 vessels (117 container vessels and 8 vehicle transport vessels), of which 6 vessels are owned by us and 119 vessels are chartered-in (including four vessels accounted under sale and leaseback refinancing agreements) and had a capacity of 449,629 TEUs.

Further, as of March 1, 2022, approximately 93 of our chartered-in vessels are under long-term leases with a remaining charter duration of more than one year, as we continue to actively manage our asset mix.

The following table provides summary information, as of December 31, 2021, about our fleet:

		Capacity
	Number	(TEU)	Other Vessels	Total(1)
Vessels owned by us	4	13,265	—	4
Vessels chartered from parties related to us	10	36,208	1	11
Periods up to 1 year (from December 31, 2021)	5	15,548		5
Periods between 1 to 5 years (from December 31, 2021)	5	20,660	1	6
Periods over 5 years (from December 31, 2021)	—	—	—	—
Vessels chartered from third parties(2)	96	377,252	7	103
Periods up to 1 year (from December 31, 2021)	12	60,417	5	17
Periods between 1 to 5 years (from December 31, 2021)	80	293,770	2	82
Periods over 5 years (from December 31, 2021)	4	23,065		4
Total(3)	110	426,725	8	118
(1)	Includes 106 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16.
(2)	Includes 96 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements.
(3)	Between January 1, 2022, and March 1, 2022, we took possession of two additional purchased vessels (net, not including vessels pending delivery). For additional strategic charter agreements for vessels pending delivery, see- “Strategic Chartering Agreements”.
(4)	Under our time charters, the vessel owner is responsible for operational costs and technical management of the vessel, such as crew, maintenance and repairs including periodic drydocking, cleaning and painting and maintenance work required by regulations, and certain insurance costs. Transport expenses such as bunker and port canal costs are borne by us. For some of the vessels that we own and for our vessels we charter under “bareboat” terms, we provide our own operational and technical management services. Our operational management services include the chartering-in, sale and purchase of vessels and accounting services, while our technical management services include, among others, selecting, engaging, and training competent personnel to supervise the maintenance and general efficiency of our vessels; arranging and supervising the maintenance, drydockings, repairs, alterations and upkeep of our vessels in accordance with the standards developed by us, the requirements and recommendations of each vessel’s classification society, and relevant international regulations and maintaining necessary certifications and ensuring that our vessels comply with the law of their flag state.

Strategic Chartering Agreements

Long term charter agreement for LNG-Fueled Vessels from Seaspan Corporation

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

In addition, in July 2021 we announced a second strategic agreement with Seaspan for the long-term charter with monetary value in excess of $1.5 billion, of ten 7,000 TEU LNG dual fuel container vessels with an option for additional five vessels, to serve across ZIM’s various global niche trades, with vessels expected to be delivered during the fourth quarter of 2023 and throughout 2024In September 2021 we announced the exercise of an option granted to us under this agreement to long term charter five additional 7,000 TEU LNG vessels, to be delivered during the third and fourth quarters of 2024, with this option valued in excess of $750 million. Following the exercise of this option, the total vessels to be chartered under this second strategic agreement is fifteen.

We expect to incur, in annualized charter hire costs per vessel, approximately US$17 million in respect of the abovementioned 15,000 TEU vessels, and approximately US$13 million in respect of the abovementioned 7,000 TEU vessels, over the term of the agreements, depending on the charter period elected.

Long term charter agreement for LNG-Fueled vessels from a shipping company affiliated with Kenon Holdings Ltd.

In January 2022 we entered into a new eight-year charter agreement with a shipping company that is affiliated with Kenon Holdings Ltd., our largest shareholder, according to which we will charter three 7,000 TEU LNG dual-fuel container vessels to be deployed in our global niche trades for a total consideration of approximately $400 million. The vessels will be constructed at Korean-based shipyard, Hyundai Samho Heavy Industries and are scheduled to be delivered during the first and second quarters of 2024.

Charter agreement with Navios Maritime Holdings Inc.

In February 2022 we and Navios Maritime Holdings Inc. entered into a charter agreement for the charter of thirteen container vessels comprising of five secondhand vessels and eight newbuild vessels of total charter hire consideration of approximately $870 million. The five secondhanded vessels range from 3,500-4,360 TEUs and are expected to be delivered in the first and second quarter of 2022 and deployed across ZIM’s global network. The eight 5,300 TEU wide beam newbuilds are scheduled to be delivered during the third quarter of 2023 through the fourth quarter of 2024 and are expected to be deployed in trades between Asia and Africa. The charter period of the secondhanded vessels is up to 4.5 years, whereas the charter duration of the newbuild vessels is up to 5.3 years.

Our containers

In addition to the vessels that we own and charter, we own and charter a significant number of shipping containers. As of December 31, 2021, we held 568,648 container units with a total capacity of 987,356 TEUs, of which 37% were owned by us and 63% were leased (including 56% accounted as right-of- use assets). In some cases, the terms of our leases provide that we will have the option to purchase the container at the end of the lease term.

Container fleet management

We aim to reposition empty containers in the most cost-efficient way in order to minimize our overall empty container moves and container fleet while meeting demand. Due to a natural imbalance in demand between trade areas, we seek to optimize our container fleet by repositioning empty containers at minimum cost in order to timely and efficiently meet our customers’ demands. Our global logistics team oversees the internal management of empty containers and equipment to support this optimization effort. In addition to repairing and maintaining our container fleet, our logistics team continuously optimizes the flow of empty containers based on commercial demands and operational constraints. Below is a summary of our logistics initiatives relating to container fleet management:

●	Slot swap agreements. We enter into agreements with other carriers for the exchange of vessel space, or “slots.” Each carrier continues to operate its own line, while also having access to slots on the other carrier’s line. We believe we are a market leader in developing the slot swap market in the container shipping industry. We currently have slot swap agreements with 12 other carriers.
●	Slot sale agreements. We sell slots on board our vessels to transport empty, shipper-owned containers.
●	One-way container lease. We use leasing companies and other shipping liners’ empty containers to move cargo from locations with increased demand to over-supplied locations. We are a global leader in one-way container volumes.
●	Equipment sub-leases. We lease our equipment to other carriers and freight forwarders in order to reduce our container repositioning and evacuation costs.

We believe that through these initiatives, we are able to minimize costs associated with natural trade imbalances, increase the utilization of our vessels, and reliably supply our customers with empty containers where and when they are needed.

Our operational partnerships

We are party to a large number of cooperation agreements with other shipping companies and alliances, which generally provide for the joint operation of shipping services by vessel sharing agreements, the exchange of capacity and the sale or purchase of slots on vessels operated by other shipping companies. We do not participate in any alliances, which are a type of vessel sharing agreement that involves joint operations of fleets of vessels and sharing of vessel space in multiple trades, although we do partner with the 2M Alliance on two related trades, as described below. By not participating in alliances and focusing instead on cooperation agreements, we are able to capture many of the benefits of alliance membership while retaining a higher degree of strategic flexibility than is typically afforded to alliance members. Our cooperation agreements provide us with access to a wider coverage of ports and specialized lines, which enables us to improve our transit times and reduce operational expenses and repositioning costs.

Strategic Cooperation Agreement with the 2M Alliance

In September 2018, we entered into a strategic operational cooperation agreement with the 2M Alliance in the Asia-USEC trade zone, which includes a joint network of five lines operated by us and by the 2M Alliance. The term of the strategic cooperation is seven years. The strategic cooperation originally included the creation of a joint network of five loops between Asia and USEC, out of which one is operated by us and four are operated by the 2M Alliance. In addition, we and the 2M Alliance were permitted to swap slots on all five loops under the agreement and we could purchase additional slots in order to meet total demand in these trades. This strategic cooperation with the 2M Alliance enables us to provide our customers with improved port coverage and transit time, while generating cost efficiencies. In March 2019, we entered into a second strategic cooperation agreement with the 2M Alliance, which included a combination of vessel sharing, slot exchange and purchase, and covers two additional trade zones: Asia-East Mediterranean and Asia-American Pacific Northwest. This cooperation agreement offers four dedicated lines with extensive port coverage and premium service levels. In August 2019, we launched two new U.S.-Gulf Coast direct services with the 2M Alliance. At the end of 2020 we further upsized a joint service by utilizing larger vessels on the Asia U.S. Gulf Coast service and the Asia-U.S. East Coast service and in June 2021 we launched a new joint service line connecting from Yantian and Vietnam to U.S. South Atlantic ports via Panama Canal. In February 2022 we announced our principal agreement with the 2M alliance to extend the existing collaboration agreement on the Asia-USEC and Asia-USGC under a full slot exchange and vessel sharing agreement, as well as to launch an independent pendulum service on the Asia-Mediterranean and Pacific Northwest trades, replacing our cooperation with the 2M Alliance on those trades effective as of April 2022. Under our new collaboration agreement with the 2M, we or the 2M Alliance may not terminate the agreement during the first 18 months of the collaboration but may terminate the agreement by providing a six-month prior written notice following the initial 12-month period from the effective date of the agreement, which is a shorter period compared to the original agreement terms.

The table below shows our operational partners by geographic trade zone as of December 31, 2021:

Geographic trade zone
Partner	Pacific		Cross-Suez		Intra-Asia	Atlantic-Europe		Latin America
A.P. Moller-Maersk(1)	✓	(3)	✓	(3)	✓			✓
Mediterranean Shipping Company(1)	✓	(3)	✓	(3)		✓	(4)	✓
CMA CGM S.A.					✓
Evergreen Marine Corporation					✓
Hapag-Lloyd AG(2)					✓	✓		✓
China Ocean Shipping Company					✓	✓
American President Lines Ltd.					✓
ONE					✓	✓
Orient Overseas Container Line Limited					✓
Yang Ming Marine Transport Corporation(2)					✓	✓
Hyundai Merchant Marine Co., Ltd.					✓
Others					✓			✓
(1)	Our cooperation with Maersk and MSC is under the 2M Alliance framework. However, in the Latin America we also have a separate bilateral cooperation agreement with MSC, and our separate bilateral cooperation with MSC on the Atlantic terminated effective as of February 2022. We also have a separate bilateral cooperation agreement with Maersk and in the Latin America and Intra Asia trades.
(2)	With respect to the Atlantic-Europe trade, we have a swap agreement with some of THE Alliance members: Hapag-Lloyd and Yang Ming, supporting ZIM loadings on THE Alliance service on this trade. ZIM also has a separate bilateral agreement in respect of the Atlantic-Europe trade with Hapag-Lloyd.
(3)	Cooperation to terminate effective as of April 2022.
(4)	Cooperation terminated in February 2022.

Our customers

We believe that as one of the oldest cargo shipping companies in the world, our extensive experience, our consistent track record of stable operations and our reputation for reliability and efficiency enable us to retain our existing customers and attract new customers.

In 2020, we had more than 36,000 customers using our services on a non-consolidated basis. Our customer base is well-diversified, and we do not depend upon any single customer for a material portion of our revenue. For the twelve months ended December 31, 2021, no single customer represented more than 5% of our revenues. Additionally, our customers have maintained a high degree of retention and loyalty to our businesses. For the third year in a row, we scored 86 on the Customer Loyalty Index in the Yearly Customer Experience Survey conducted by Ipsos (the third largest global market research company), which is above the worldwide average score of 78. All of our 10 largest customers by revenue have been doing business with us for more than 10 years, and five of these customers have been doing business with us for more than 25 years. Four of our largest 10 customers by revenue in the fiscal year ended December 31, 2021, have been in the top 10 in each year since 2018. Our customers include blue chip companies as well as a growing customer base of small- and medium-sized enterprises.

We intend to continue to strengthen our relationships with our key customers and to increase our direct sales to small- and medium-sized enterprises, or SMEs, which we define as customers that ship up to 100 TEUs annually. For the twelve months ended December 31, 2021, and 2020, SMEs represented 12% and 11%, respectively, of aggregate carried volume worldwide. We believe this large and growing segment of the cargo shipping market represents a significant growth opportunity for us within certain of the jurisdictions in which we operate, including China, India, South-East Asia, United States, Canada, Brazil, Israel, Turkey and Italy, wherein we have a dedicated sales team for this growing segment. In addition, during 2021 we have increased our global deployment of services and presence by both establishing new local agencies and strengthening our partnerships primarily in South America, Africa, Australia and New Zealand.

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

During the last five years, end-users have constituted approximately 36% of our customers in terms of TEUs carried, and the remainder of our customers were freight forwarders. Our contracts with main customers are typically for a fixed term of one year on all trades. Our contracts with customers may be for a certain voyage or period of time and typically do not include exclusivity clauses in our favor. Our customer mix varies within each of the markets in which we operate, as we tailor our sales and marketing strategies to the unique conditions of each specific market.

For the years ended December 31, 2021, 2020 and 2019, our five largest customers in the aggregate accounted for approximately 12%, 10% and 9% of our freight revenues and related services, respectively, and 8%, 7% and 7% of our TEUs carried for each year.

Global Sales

Over the last 12 months, we employed 22 full-time sales professionals in our headquarters in Haifa, Israel, and approximately 750 sales personnel worldwide (including in Israel). Our sales force is organized by customer type and supported by data-driven analytics to better understand our customers and better address their needs while maintaining desired profitability levels. We currently manage over 90% of our business on our unified information technology platform (CRM), which supports all our business processes. Operating on this unified platform enables our sales teams to quickly and consistently deliver solutions to our customers. In addition, for the year ended December 31, 2021, and 2020, approximately 86% and 85%, respectively, of transactions with our customers were completed via our websites, our platforms and e-commerce platforms, which reduces the error rate and costs associated with correcting errors. We have transformed our sales processes in all key markets in which we operate, to working by our commercial excellence methodology, to ensure alignment between all the sales initiatives and take our global sales a step forward. Each customer is assigned to a member of our sales team to serve as a single point of contact for all the customer’s specific shipping needs.

Our sales teams are motivated by the operational and commercial targets we set for each specific country. We believe that our global network of services and the local presence of our offices and agencies around the world enable us to develop direct customer relationships, maintain a positive buying experience and increase the number of repeat customers. Our internal marketing team complements our external sales efforts by providing training and support materials, such as marketing kits and question-and-answer documents and ensuring the consistency of our brand messaging in our direct marketing, publicity, digital media and social media channels.

We have dedicated strategic accounts teams located in our headquarters in Haifa, supported by regional teams, working directly with our strategic accounts, such as international freight forwarders and end- users (BCOs). Our sales team in our headquarters works directly with sales executives in either owned, partially owned or contracted local agencies which perform our primary sales and marketing functions and manage customer relationships on a day-to-day basis. We have an ability to provide proactive and differentiated services level to our strategic accounts in Asia and U.S.A.

We also employ specially trained and experienced sales experts for each type of specialized cargo we carry, who are available to consult our customers on the practical and regulatory requirements of shipping their cargo.

Global Customer service

As of December 31, 2021, we employed 35 full-time service professionals, of which 26 are located in our headquarters in Haifa and seven are located worldwide, supported by three regional teams, leading and guiding our eight worldwide customer service teams, reaching approximately 1,200 customer service representative and managers.

In the last three years, we have been focusing on implementing a new unified holistic program called SmartCS, a unified organizational structure, working methodology and best practice processes, supported by an advanced IT infrastructure and tools for better managing our customers’ experience across our customer service units worldwide. SmartCS’ main building blocks are: a CRM system, which we are in the process of upgrading, providing a 360 degree view of all customer interactions; a knowledge management system, enabling a professional and quick resolution to all customer queries; soft skills trainings; a defined set of strict ‘best in class’ KPIs; and a variety of ongoing & periodic surveys to reflect actual customer feedback. As of December 31, 2021, implementation coverage reached approximately 70% of our business volume and is targeted to reach above 80% by end of 2022.

We have also been investing significantly in a digital transformation to use technology in order to transform the way we think, act, and perform, making it easier for our customers to do business with us. Main platforms and services introduced in the last three years include: a new company website, which is designed for any device, supports multiple languages, and includes dynamic service maps, local news and updates, live chat, reaching more than approximately 1,200,000 unique visitors per month; myZIM Customer Personal Area, which provides our customers with a more efficient and convenient way to manage all of their shipments under one digital platform and easily access documentation, online draft bill of lading as well print bill of lading, proactive personal notifications, reaching over 7,000 registered customers; eZIM, a fast and easy way to directly submit eBooking & eShipping Instructions, supported by live chat; eZQuote, which provides instant quoting, fixed price and guaranteed equipment and space, allowing customers to receive instant quotes with a fixed price and guaranteed terms; Lead-to-Agreement, a system that manages all of our commercial agreements and streamlines communications between our geographic trade zones, sales force and customers; Dynamic Pricing, an analytical engine that defines the optimal pricing for spot transactions, assisting us in increasing profitability margins; Commercial Excellence, an advanced cloud based analytical tool that assists our geographic trade zones in focusing on more profitable customers in specific trades; “Hive”, a yield management platform which enables instant cargo selection and booking acceptance based on defined business rules, while providing geographic trade zones with live view and interactive control over forecasts, booking acceptances and equipment releases, maximizing the profitability of each voyage and improving response time to our customers; and ZIMapp, a complementary digital gateway service that allows easy access to both ZIM.com and myZIM, anywhere and anytime. All platforms & services are “Powered By Our Customers”, an innovative approach supported by a working methodology in which customers are taking an active part in designing our digital experience for customers by customers.

Suppliers

Vessel owners

As of December 31, 2021, we have contractual agreements to charter-in approximately 96.9% of our TEU capacity and 96.6% of the vessels in our fleet. Access to chartered-in vessels of varying capacities, as appropriate for each of the trades in which we operate, is necessary for the operation of our business. Although we have increased the number of our chartered vessels during 2021 and have entered into strategic chartering agreements, charter rates are currently at significant elevated levels for all vessel sizes, with shortage of available vessels for hire. See “Item 3.D - Risk factors — We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable, and “We may face difficulties in chartering or owning enough vessels, including large vessels, to support our growth strategy due to the possible shortage of vessel supply in the market”.

Port operators

We have Terminal Services Agreements (TSAs) with terminal operators and contractual arrangements with other relevant vendors to conduct cargo operations in the various ports and terminals that we use around the world. Access to terminal facilities in each port is necessary for the operation of our business. Although we believe we have been able to contract for sufficient capacity at appropriate terminal facilities in the past five years, the current high demand and severe congestion in ports and terminals may increase our costs and dependency on berthing windows in terminals. See “Item 3.D – Risk factors - Access to ports could be limited or unavailable, including due to congestion in terminals and inland supply chains, and we may incur additional costs as a result thereof”.

Bunker suppliers

We have contractual agreements to purchase approximately 90% of our annual bunker estimated requirements with suppliers at various ports around the world. We have been able to secure sufficient bunker supply under contract or on a spot basis.

Land transportation providers

We have services agreements with third-party land transportation providers, including providers of rail, truck and river barge transport. We have entered into a rail services agreement with CN for land transportation of our shipments destined for Canada and the United States via Vancouver and Halifax, Canada.

Information and communication systems

The ability to process information accurately and quickly is fundamental to our position in the cargo shipping industry, which is characterized by constant movement of millions of individual items across a global network of sea and inland routes. Our information and communication systems are key operational and management assets which support many of our units, including shipping agencies, individual lines and various head office departments. With a primary data center in Europe and back-up data center in Israel, our information and communication systems enable us to monitor our vessels and containers, coordinate shipping schedules, manage the loading of containers onto vessels and plan transportation schedules. We also rely on our information and communication systems to support back-office activities, such as processing cargo bookings, generating bills of lading and cargo manifests, expediting customs clearance, and facilitating equipment control and the planning and management of inter-modal transportation, as well as financial and human resources activities. See Item 3.D. “Risk factors — We face risks relating to our information technology and communication system.” In addition, as our reliance on our information and communication systems grow and as we rely more on remote connectivity of our employees due to the COVID-19 pandemic, we face heightened cyber security threats. We have invested our efforts in mitigating our cyber security risks. See Item 3.D “Risk factors - We face cyber-security risks”.

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

Customer support. Further, through our website, we enable our customers to monitor the movement of their cargo on our vessels from the cargo’s point of origin through various ports and inter-modal transportation to its final destination. As part of enhancing the customer experience, customer can also easily subscribe to proactive cargo-tracing notification and get the latest container event once it is occurred. This service is open to all ZIM website visitors and provides a complementary service to the track a shipment functionality.

In addition, we offer customers automated data interchange for shipment information and invoicing, while also offering customers information relating to schedules, pricing, lines of service and other data to allow them to plan and book transactions directly with us. In addition, our information and communication systems allow us to prepare and transmit bills of lading more efficiently and enables shipping agencies to respond to individual customer needs quickly. We believe that by supporting our customers’ supply chain management, our information and communication systems can strengthen our customer service capabilities.

Sustainability and Focus on ESG

Through our core value of sustainability, and in accordance with our Code of Ethics, we aim to uphold and advance a set of principles regarding Ethical, Social and Environmental concerns. Our goal is to work resolutely to eliminate corruption risks, promote diversity among our teams and continuously reduce the environmental impact of our operations, both at sea and onshore. In particular, our vessels are in full compliance with materials and waste treatment regulations, including full compliance with the IMO 2020 Regulations, and our fuel consumption and CO2 emissions per TEU have decreased significantly in recent years. Furthermore, during 2021 we have entered into strategic agreements with Seaspan for the long-term charter of ten 15,000 TEU and fifteen 7,000 TEU LNG dual-fueled vessels, and an eight year charter of three 7,000 TEU LNG dual-fuel from a shipping company affiliated with our largest shareholder (see - Strategic Chartering Agreements"). In addition to actively working to reduce accidents and security risks in our operations, we also endeavor to eliminate corruption risks as a member of the Maritime AntiCorruption Network, with a vision of a maritime industry that enables fair trade. We also foster quality throughout the service chain, by selectively working with qualified partners to advance our business interests. Finally, we promote diversity among our teams, with a focus on developing high-quality training courses for all employees. We have invested efforts and resources in promoting diversity in our company, such as monitoring gender diversity of our company on an annual basis, collaborating with nonprofit organization to increase the hiring of employees from diverse backgrounds and with disabilities, participating in special events to raise awareness to diversity and globally communicating our efforts, both internally and externally. Furthermore, we publish annual sustainability reports, focusing, among other, on our environmental efforts and initiatives, best governance practices and diversity. As we continue to grow, sustainability remains as a core value. We expect ESG regulation will intensify in the future.

Competition

We compete with a large number of global, regional and niche shipping companies to provide transport services to customers worldwide. In each of our key trades, we compete primarily with global shipping companies. The market is significantly concentrated with the top three carriers — A.P. Moller-Maersk Line, MSC and COSCO — accounting for approximately 46.5% of global capacity, and the remaining carriers together contributing 53.5% of global capacity as of February 2022, according to Alphaliner. As of February 2022, we controlled approximately 1.7% of the global cargo shipping capacity and ranked 10th among shipping carriers globally in terms of TEU operated capacity, according to Alphaliner. See “Item 3.D Risk factors — The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect our market position and financial performance.”

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

The respective owners of the vessels that we charter-in maintain insurance on those vessels, and we maintain charter liability insurance with a limit of $750 million per incident, as the charterer’s activity typically consists of a much lower exposure than that of the owner. We also hold an excess policy provided by a P&I Club of up to $100 million in excess of $750 million per incident for our chartered-in vessels. For five vessels, we have special joint insurance coverage with the owners where we maintain charterers’ liability insurance with a limit of $350 million per incident. For these vessels, we also hold an excess policy provided by Lloyd’s underwriters of up to $400 million in excess of $350 million per incident, and another excess policy provided by Lloyd’s underwriters of up to $100 million in excess of $750 million per incident.

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

Our maximum theoretical P&I insurance coverage for our own operated vessels is approximately $7 billion per vessel per incident, subject to a limit of $1 billion per vessel per incident for oil pollution, an aggregate limit of $23 billion per vessel per incident for passenger only and $2 billion per vessel per incident for passengers crew combined. war liabilities are covered in excess of the “insured value” of the specific vessel.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements for all vessels and may accelerate designating older vessels for sale throughout the cargo shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards (such as LNG fueled vessels). We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. For example, we are certified in accordance with ISO 14001-2015 (relating to environmental standards). We believe that the operation of our vessels is in substantial compliance with applicable environmental requirements and that our vessels have all material permits, licenses, certificates and other authorizations necessary for the conduct of our operations. However, because such requirements frequently change and may become increasingly more stringent, we cannot predict our ability to comply and the ultimate cost of complying with these requirements, or the impact of these requirements on the useful lives or resale value of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

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

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Conditional Assessment Scheme (CAS). These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code of Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, which provides for enhanced inspection programs.

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

In addition, in June 2021, the IMO adopted extensive new CO2 regulation applicable to existing ships, which will take effect after January 1, 2023, and that comprises the following: (i) The Energy Efficiency Existing Ship Index (EEXI), which addresses the technical efficiency of ships, will enter into effect following the first annual, intermediate or renewal of Initial Air Pollution Prevention (IAPP) vessel survey after January 1, 2023, (ii) the Carbon Intensity Indicator (CII) rating scheme, which addresses the operational efficiency of the vessel, and (iii) the enhanced Ship Energy Efficiency Management Plan (SEEMP), which will require vessel operators to keep an energy efficiency management plan onboard. We expect the implementation of this new regulation to take place on our owned and chartered vessels commencing from the fourth quarter of 2022.

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

Additionally, the operation of our vessels is based on the requirements set forth in the ISM Code. The ISM Code requires vessel managers to develop and maintain an extensive Safety Management System, or SMS, that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe vessel operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. No vessel can obtain a certificate unless the flag state has issued a document of compliance with the ISM Code to the vessel’s manager. Failure to comply with the ISM Code may lead to withdrawal of the permit to manage or operate the vessels, subject such party to increased liability, decrease or suspend available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Each of our vessels are ISM Code-certified.

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

As of the entry into force date, all ships in international traffic are required to manage their ballast water and sediments to a certain standard according to a ship-specific ballast water management plan, maintain a record book of the ship’s discharge, intake and treatment of ballast water and (for ships over 400 gross tons) be issued a certificate by or on behalf of the flag state certifying that the ship carries out ballast water management in accordance with the BWM Convention. The MEPC adopted two ballast water management standards. The “D-1 standard” requires the exchange of ballast water in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged. The D-1 standard generally applies to all existing ships. The D-2 standard applies to all new ships, and for existing ships, becomes effective upon the ship’s first IOPP renewal survey on or after September 8, 2019, but no later than September 9, 2024. For most existing ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Costs of compliance with these regulations may be substantial.

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

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges, of pollutants from their vessels, including bunkers. OPA 90 defines these other damages broadly to include:

●	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
●	injury to, or economic losses resulting from, the destruction of real and personal property;
●	loss of subsistence use of natural resources that are injured, destroyed or lost;
●	net loss of taxes, royalties, rents, fees and or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
●	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
●	net cost of increased or additional public services necessitated by removal activities following a discharge of pollutants, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

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

For each of our vessels, we maintain oil pollution liability coverage insurance in the amount of $1 billion per vessel per incident. In addition, we carry hull and machinery and P&I insurance to cover the various risks of fire and explosion. Although our vessels only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. Losses as a result of fire or explosion could also be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business or the results of our operations.

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

Greenhouse gas regulation

Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but in June 2017, the U.S. President announced that the U.S. would withdraw from the Paris Agreement, which withdrawal became effective on November 4, 2020. On February 19, 2021, the U.S. officially rejoined the Paris Agreement. The Glasgow Climate Change Conference held between October and November 2021 with the participation of nearly 200 country leaders reiterated countries' commitment to bringing down emissions and finalized guidelines for the full implementation of the Paris Agreement.

International or multinational bodies or individual countries or jurisdictions may adopt climate change initiatives. For example, in June 2020 the UN's Climate Ambition Alliance (CAA) has launched a global campaign aiming for net zero greenhouse gas (GHG) emissions by 2050, rallying both governments as well as businesses. The U.S. Congress has from time to time considered adopting legislation to reduce greenhouse gas emissions and almost one-half of the states have already taken legal measures to reduce greenhouse gas emissions primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap-and-trade programs. Most cap-and-trade programs require major sources of emissions, such as electric power plants, and major producers of fuels, such as refineries and gas processing plants, to acquire or surrender emission allowances that correspond to their annual greenhouse gas emissions. The number of allowances available for purchase is reduced each year in an effort to achieve the overall greenhouse gas emission reduction goal. The adoption of legislation or regulatory programs to reduce greenhouse gas emissions, if and to the extent applicable to us, could increase our operating costs.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. We have implemented various optimization strategies designed to reduce greenhouse gas emissions, including long term chartering LNG dual fuel vessels, operating vessels in "super slow steaming" mode, trim optimization, hull and propeller polishing and sailing route optimization.

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

The COVID-19 pandemic has significant impacts on the shipping industry and on seafarers themselves. Travel restrictions imposed by governments around the world have created significant hurdles to crew changes and repatriation of seafarers, which has led to a growing humanitarian crisis as well as significant concerns for the safety of seafarers and shipping. IMO has urged its members states to designate seafarers as key workers, so they can travel between the ships that constitute their workplace, and their countries of residence. Countries and port implemented strict COVID-19 requirements which affects ships operations and crew changes.

Vessel security regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. Among the various requirements are:

●	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;
●	on-board installation of ship security alert systems;
●	the development of ship security plans; and
●	compliance with flag state security certification requirements.

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

Competition regulations

We have been, and continue to be, subject to investigations and party to legal proceedings relating to competition concerns. In recent years, a number of liner shipping companies, including us, have been the subject of antitrust investigations in the U.S., the EU and other jurisdictions into possible anti-competitive behavior. Furthermore, the recent spike in freight rates and related charges has resulted in increased scrutiny by governments and regulators around the world, including U.S. President Biden's administration and the U.S. Federal Maritime Commission (FMC) in the U.S., and the ministry of transportation in China. Although we have taken measures to fully comply with antitrust regulatory requirements and have adopted a comprehensive antitrust compliance plan, which includes, among other, mandatory periodic employee trainings, we may face investigations, and, if we are found to be in violation of the applicable regulation, we could be subject to criminal, civil and monetary sanctions, as well as related legal proceedings. See Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report and Item 3.D “Risk Factors — We are subject to competition and antitrust regulations in the countries where we operate, and have been subject to antitrust investigations by competition authorities.”

United States

Our operations between the United States and non-U.S. ports are subject to the provisions of the U.S. Shipping Act of 1984, or the Shipping Act, which is administered by the Federal Maritime Commission (FMC). On October 16, 1998, the Ocean Shipping Reform Act of 1998 was enacted, amending the Shipping Act to promote the growth and development of U.S. exports through certain reforms in the regulation of ocean transportation. This legislation, in part, repealed the requirement that a common carrier or conference file tariffs with the FMC, replacing it with a requirement that tariffs be open to public inspection in an electronically available, automated tariff system. Furthermore, the legislation requires that only the essential terms of service contracts be published and made available to the public. Our operations involving U.S. ports are subject to FMC oversight under the Shipping Act and FMC regulatory requirements relating to carrier agreements, tariffs and service contracts, and certain “Prohibited Acts” under Section 10 of the Shipping Act. Violations of the requirements of the Shipping Act or FMC regulations are subject to civil penalties of up to $12,363 per non-willful violation and up to $61,820 per willful violation. Pursuant to the Federal Civil Penalties Inflation Adjustment Act Improvements Act of 2015, these civil penalties are subject to adjustments on an annual basis to reflect inflation.

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

D.      Property, plant and equipment

We are headquartered in Haifa, Israel and conduct business worldwide. We currently lease approximately 149,166 square feet of office space at 9 Andrei Sakharov Street, Matam, Haifa 3190500, Israel. The lease commenced in 2004 and will expire in May 2024.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global container liner shipping company with leadership positions in niche markets where we believe we have distinct competitive advantages that allow us to maximize our market position and profitability. Founded in Israel in 1945, we are one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence. Moreover, we continuously seek to maximize operational efficiencies while increasing our profitability and benefitting from a flexible cost structure. We have also developed a variety of digital tools to better understand our customers’ needs through careful analysis of data, including business and artificial intelligence.

As of December 31, 2021, we operated a global network of 70 weekly lines, calling at 304 ports in more than 90 countries. Our network is enhanced by cooperation agreements with other leading container liner companies and alliances, allowing us to maintain our independence while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Within our global network we offer tailored services, including land transportation and logistical services as well as specialized shipping solutions, including the transportation of out-of-gauge cargo, refrigerated cargo and dangerous and hazardous cargo. Our strong reputation and high-quality service offerings have drawn a loyal and diversified customer base. We have a highly diverse and global customer base of approximately 36,000 customers (which considers each of our customer entities separately, also when it is a subsidiary or branch of another customer) using our services, while, in 2021, our 10 largest customers represented approximately 17% of our freight revenues and our 50 largest customers represented approximately 32% of our freight revenues.

In the years ended December 31, 2021, 2020 and 2019, we carried 3,481 thousand, 2,841 thousand and 2,821 thousand TEUs for our customers worldwide, respectively. Additionally, in the years ended December 31, 2021, 2020 and 2019, our net income (loss) was $4,649.1 million, $524.2 million and $(13.0) million, respectively, and our Adjusted EBITDA was $6,597.4 million, $1,035.8 million and $385.9 million, respectively.

Our ordinary shares have been listed on the New York Stock Exchange under the symbol “ZIM” since January 28, 2021.

Factors affecting our results of operations

Our results of operations are affected, among others, by the following factors:

Factors affecting our income from voyages and related services

Market Volatility. The container shipping industry continues to be characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including further implications that might derive from the Covid-19 pandemic). Current market conditions impact positively, resulting in improved results of the Company, mainly driven by increased freight rates and volumes of trades, partially offset by the impact of increased charter hire rates and bunker prices.

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

Additionally, our management monitors TEUs carried from a longer-term perspective, to deploy the right capacity to meet expected market demand. Although the volume of cargo that we carry is principally a function of demand for container shipping services in each of our trade routes, it is also affected by factors such as:

●	our local shipping agencies’ effectiveness in capturing such demand;
●	our level of customer service, which affects our ability to retain and attract customers;
●	our ability to effectively deploy capacity to meet such demand;
●	our operating efficiency; and
●	our ability to establish and operate existing and new services in markets where there is growing demand.

The volume of cargo that we carry is also impacted by our participation in strategic alliances and other cooperation agreements. In periods of increased demand and increased volume of cargo, we adjust capacity by chartering-in additional vessels and containers and/or purchasing additional slots from partners, to the extent feasible. During these periods, increased competition for additional vessels and containers may increase our costs. We may deploy our capacity through additional vessels and containers in existing services, through new services that we operate independently or through the exchange of capacity with vessels operated by other shipping companies or other cooperative agreements. In periods of decreased volumes of cargo, we may adjust capacity to demand by electing to reduce our fleet size in order to reduce operating expenses mainly by redelivering chartered-in vessels and not renewing their charters, or by cancelling specific voyages (which are referred to as “blank sailings”). We may also elect to close existing services within, or exit entirely from, less attractive trades. As a substantial portion of our fleet is chartered-in we retain a relatively high level of flexibility even though it is less so when it concerns vessels that are long term chartered.

Freight rates. Freight rates are largely established by the freight market and we have a limited influence over these rates. We use average freight rate per TEU as one of the key parameters of our performance. Average freight rate per TEU is calculated as revenues from containerized cargo during a certain period, divided by total TEUs carried during that period. Container shipping companies have generally experienced volatility in freight rates. Freight rates vary widely as a result of, among other factors:

●	cyclical demand for container shipping services relative to the supply of vessel and container capacity;
●	competition in specific trades;
●	bunker prices;
●	costs of operation;
●	the particular dominant leg on which the cargo is transported;
●	average vessel size in specific trades;
●	the origin and destination points selected by the shipper; and
●	the type of cargo and container type.

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) increased from 818 points on April 23, 2020, with the global outbreak of COVID-19, to 5,047 as of December 31, 2021. Since the middle of 2020 the industry has witnessed a sharp and unprecedented increase in freight rates, reflecting the sudden demand surge triggered by the COVID-19 pandemic and the unprecedented supply chain disruptions. Furthermore, rates within the charter market, through which we source most of our capacity, may also fluctuate significantly based upon changes in supply and demand for shipping services. The current severe shortage of vessels available for hire has resulted in increased charter rates and longer charter periods dictated by owners. In addition, According to Alphaliner, global container ship capacity has increased by 4.5% in 2021, while demand for shipping services is projected to increase by 6.7%, therefore the increase in ship capacity is expected to be less than the increase in demand for container shipping for a second consecutive year.

There are cargo segments which require more expertise; for example, we charge a premium over the base freight rate for handling specialized cargo, such as refrigerated, liquid, over-dimensional, or hazardous cargo, which require more complex handling and more costly equipment and are generally subject to greater risk of damage. We believe that our commercial excellence and customer centric approach across our network of shipping agencies enable us to recognize and attract customers who seek to transport such specialized types of cargo, which are less commoditized services and more profitable. We intend to focus on growing the specialized cargo transportation portion of our business: the portion of dangerous and hazardous cargo out of our total TEU carried grew by approximately 5% during 2021 compared to 2020, and the portion of reefer cargo out of our total TEU carried grew by approximately 11% during 2021 compared to 2020. We also charge a premium over the base freight rate for global land transportation services we provide. Further, from time to time we impose surcharges over the base freight rate, in part to minimize our exposure to certain market-related risks, such as fuel price adjustments, exchange rate fluctuations, terminal handling charges and extraordinary events, although usually these surcharges are not sufficient to recover all of our costs. Amounts received related to these adjustment surcharges are allocated to freight revenues.

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

For each service we operate, we measure the utilization of a vessel on the dominant leg, as well as on the counter-dominant leg by dividing the number of TEUs carried on a vessel by that vessel’s capacity. For example, some of our major trade routes, such as the Pacific and Cross Suez routes, are marked by significant trade imbalances, as the majority of goods are shipped from Asia for consumption in Europe and North America. We manage the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction using various methods, such as triangulating our land transportation activities and services. If we are unable to successfully match requirements for container capacity with available capacity in nearby locations, we may incur balancing costs to reposition our containers in other areas where there is demand for capacity. Cargo handling accounted for 48.1%, 50.5% and 50.6% of our operating expenses and cost of services for the years ended December 31, 2021, 2020 and 2019.

Bunker expenses. Fuel expenses, in particular bunker fuel expenses, represent a significant portion of our operating expenses. As a result, changes in the price of bunker or in our bunker consumption patterns can have a significant effect on our results of operations. Bunker price has historically been volatile, can fluctuate significantly and is subject to many economic and political factors that are beyond our control. Bunker prices have been relatively low during 2020, and they have increased during 2021. In an effort to reduce our bunker expenses, we have employed new procurement processes and tools aimed at reducing the prices at which we purchase our bunker from our suppliers. We also seek to control our costs by imposing surcharges over the base freight rate to minimize our exposure to changes in fuel costs, reviewing fuel prices in different markets and purchasing fuel for our vessels when such vessels are visiting bunkering ports that offer lower bunker price. Additionally, we may sometimes manage, part of our exposure to fuel price fluctuations by entering into hedging arrangements. For more information on the risks of fuel price fluctuations, see Item 3.D “Risk factors — Risks relating to our business and our industry — Rising bunker prices may have an adverse effect on our results of operations.” Our bunker fuel consumption is affected by various factors, including the number of vessels being deployed, vessel size, pro forma speed, vessel efficiency, weight of the cargo being transported and sea state. We have implemented various optimization strategies designed to reduce bunker consumption, reducing our bunker consumption per mile by 9% between 2017 to 2020, including operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing route optimization. In 2021 our bunker consumption per mile increased by approximately 1.8%, mainly as a result of increased vessels speed intended recover voyage schedules due to delays caused by port congestion. Our fuel expenses, which consist primarily of bunker expenses, accounted for 18.9% 12.8% and 13.8% of our operating expenses and cost of services for the years ended December 31, 2021, 2020 and 2019, respectively.

Vessel charter portfolio. Most of our capacity is chartered in. As of December 31, 2021, we chartered-in 114 vessels (including 106 vessels accounted as right-of-use assets under the lease accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements), which accounted for 96.9% of our TEU capacity and 96.6% of the vessels in our fleet. Of such vessels, all are under a “time charter”, which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee, and 110 of which are with the owner handling the crewing and technical operation of the vessel, including 11 vessels chartered-in from related parties. Four of our vessels are chartered-in under a “bareboat charter”, which consists of chartering a vessel for a given period of time against a charter fee, with us handling the operation of the vessel. Under these arrangements, both parties are committed for the charter period; however, vessels temporarily unavailable for service due to technical issues will qualify for relief from charges during such period (off hire). Further to the implementation of IFRS 16 (‘Leases’) on January 1, 2019, vessel charters with an expected term exceeding one year, are accounted through depreciation and interest expenses. Accordingly, the composition of our charter fleet in respect of expected term, affects the classification of our costs related to vessel charters. In February and July 2021 we and Seaspan Corporation entered into strategic agreements for the long-term charter of ten 15,000 TEU and fifteen 7,000 TEU liquified natural gas (LNG dual-fuel container) vessels, to serve ZIM’s Asia-US East Coast Trade as well as other global-niche trades.

We also purchase “slot charters,” which involve the purchase of slots on board of another company’s vessel. Generally, these rates are based primarily on demand for capacity as well as the available supply of container ship capacity. As a result of macroeconomic conditions affecting trade flow between ports served by container shipping companies and economic conditions in the industries which use container shipping services, bareboat, time and slot charter rates can, and do, fluctuate significantly and are generally affected by similar factors that influence freight rates. Our results of operations may be affected by the composition of our general chartered-in vessels portfolio. Slots purchase and charter hire of vessels accounted for 13.6%, 17.6% and 18.3%, of our operating expenses and cost of services for the years ended December 31, 2021, 2020 and 2019, respectively.

Port expenses (including canal fees). We pay port expenses, which are surcharges levied by a particular port and are applicable to a vessel and/or the cargo on board of a particular vessel, at each port of call along our various trade routes. Increases in port expenses increase our operating expenses and, if such increases are not reflected in the freight rate charged by us to our customers, may decrease our net income, margins and results of operations. We also pay canal fees, which are the transit fees levied by canals, such as the Panama Canal or the Suez Canal, in connection with a vessel’s passage and are generally correlated to the size of the vessel transporting the cargo. Larger vessels, notwithstanding their utilization in a given voyage and capacity of cargo, generally pay higher transit fees. An increase in transit fees, if not reflected in the freight rate charged by us to our customers, may decrease our net income, margins and results of operations. Our port (including canal) expenses accounted for 6.5%, 7.3% and 7.1%, of our operating expenses and cost of services for the years ended December 31, 2021, 2020 and 2019, respectively.

Agents’ salaries and commissions. Our agents’ salaries and commissions reflect our costs related to agents’ services in connection with certain aspects of our shipping operations. Any increases in the salaries and commissions paid to agents for their services, would result in the corresponding increases to our operating expenses and cost of services. Agents’ salaries and commissions totaled $238.8 million, $159.1 million and $149.2 million for the years ended December 31, 2021, 2020 and 2019, respectively, accounting for 6.1%, 5.6%% and 5.3% of our operating expenses and cost of services for the years ended December 31, 2021, 2020 and 2019.

General and administrative expenses and personnel expenses. Our general and administrative expenses include salaries and related expenses, office equipment and maintenance, depreciation and amortization, consulting and legal fees and travel and vehicle expenses. General and administrative expenses totaled $267.7 million, $163.2 million, and $151.6 million for the years ended December 31, 2021, 2020 and 2019, respectively, including $193.0 million, $115.3 million and $105.4 million of salaries and related expenses, respectively.

Personnel expenses, which comprise salaries and related expenses (including incentives) in both operating expenses and general and administrative expenses, totaled $411.3 million, $260.7 million and $243.3 million for the years ended December 31, 2021, 2020 and 2019, respectively.

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

Components of our consolidated income statements

Income from voyages and related services

Income from voyages and related services is primarily generated from the transportation of cargo and related services. Income from voyages, which represented 98% of income from voyages and related services for the year ended December 31, 2021, consists primarily of the transportation of cargo, including demurrage and value-added services.

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

Agents’ salaries and commissions. Agents’ salaries and commissions comprise the cost of the services provided by the shipping agencies, in the form of salaries and commissions paid.

Costs of related services and sundry. Costs of related services and sundry comprise mainly of expenses of subsidiaries providing shipping-agent services, logistics services, forwarding and customs clearance services.

Depreciation

Depreciation mainly consists of depreciation of operating assets, primarily vessels, containers and chassis. We depreciate owned vessels and leased vessels (right-of-use assets) expected to be owned by the end of the lease using a straight-line method, on the basis of an estimated useful life of 25 years (for new build), taking into account their residual scrap value, where applicable. The remaining leased vessels are depreciated using a straight-line method along the shorter of the lease term and the useful life of the vessel. Other assets, such as containers, are also depreciated over their estimated useful life (13 years for containers) on a straight-line basis, taking into account their residual value, where applicable.

Other income (expenses), net

Other income (expenses), net ordinarily consists of capital gains and losses, net related to the sale of vessels, containers, handling equipment and real-estate assets, as well as impairment losses (recoveries).

General and administrative expenses

General and administrative expenses consist mainly of employee salaries and other employee benefits (including incentives, pension and related payments) of our administrative personnel, as well as depreciation and amortization mainly related to computerized and communication equipment and software, fees paid to consultants and advisers and travel and vehicle expenses.

Share of profits of associates, net of tax

Share of profits of associates, net of tax comprises our share in the net income of associate companies, accounted for under the equity method.

Finance expenses, net

Finance income is ordinarily comprised of interest income on funds invested and net foreign currency exchange rate differences. Finance expenses are ordinarily comprised of interest expenses on lease liabilities, borrowings and other liabilities, net foreign currency exchange rate differences and impairment losses on trade and other receivables.

Income taxes

Income taxes comprise current and deferred tax expenses related to corporate income and other earnings. Current tax is the expected taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

How we assess the performance of our business

In addition to operational metrics such as TEUs carried and average freight rate per TEU carried and financial measures determined in accordance with IFRS, we make use of the non-IFRS financial measures Adjusted EBIT and Adjusted EBITDA in evaluating our past results and future prospects.

Adjusted EBIT and Adjusted EBITDA

Adjusted EBIT is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairments of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

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

	Year Ended December 31,
	2021	2020	2019

	(in millions)
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBIT
Net income (loss)	$4,649.1	$524.2	$(13.0)
Financial expenses, net	156.8	181.2	154.3
Income taxes	1,010.4	16.6	11.7
Operating income (EBIT)	5,816.3	722.0	153.0
Non-cash charter hire expenses(1)	1.5	7.7	10.5
Capital loss (gain), beyond the ordinary course of business(2)	(0.1)	(0.1)	(14.2)
Assets Impairment loss (recovery)	(0.0)	(4.3)	1.2
Expenses related to legal contingencies	2.0	3.3	(1.6)
Adjusted EBIT	$5,819.7	$728.6	$148.9
Adjusted EBIT margin(3)	54.2%	18.3%	4.5%
(1)	Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring.
(2)	Related to disposal of assets, other than container and equipment (which are disposed on a recurring basis).
(3)	Represents Adjusted EBIT divided by Income from voyages and related services.

	Year Ended December 31,
	2021	2020	2019

	(in millions)
RECONCILIATION OF NET INCOME (LOSS) ADJUSTED EBITDA
Net income (loss)	$4,649.1	$524.2	$(13.0)
Financial expenses, net	156.8	181.2	154.3
Income taxes	1,010.4	16.6	11.7
Depreciation and amortization	779.2	314.2	245.5
EBITDA	6,595.5	1,036.2	398.5
Non-cash charter hire expenses(1)	0.0	0.7	2.0
Capital loss (gain), beyond the ordinary course of business(2)	(0.1)	(0.1)	(14.2)
Assets Impairment loss (recovery)	0.0	(4.3)	1.2
Expenses related to legal contingencies	2.0	3.3	(1.6)
Adjusted EBITDA	$6,597.4	$1,035.8	$385.9
(1)	Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring. Following the adoption of IFRS 16 on January 1, 2019, part of the adjustments are recorded as amortization of right-of-use assets.
(2)	Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

Results of operations

The following table sets forth our results of operations in dollars and as a percentage of income from voyages and related services for the periods indicated:

	Year Ended December 31,
	2021		2020		2019

	(in millions)
Income from voyages and related services	10,728.7	100%	$3,991.7	100%	$3,299.8	100%
Cost of voyages and related services:
Operating expenses and cost of services	(3,905.9)	(36.4)	(2,835.1)	(71.0)	(2,810.8)	(85.2)
Depreciation	(756.3)	(7.1)	(291.6)	(7.3)	(226.0)	(6.8)
Gross profit	6,066.5	56.5	865.0	21.7	263.0	8.0
Other operating income (expenses), net	13.6	0.1	16.9	0.4	36.9	1.1
General and administrative expenses	(267.7)	(2.5)	(163.2)	(4.1)	(151.6)	(4.6)
Share of profits of associates	3.9	0.1	3.3	0.1	4.7	0.1
Results from operating activities	5,816.3	54.2	722.0	18.1	153.0	4.6
Finance expenses, net	(156.8)	(1.4)	(181.2)	(4.6)	(154.3)	(4.7)
Profit (loss) before income tax	5,659.5	52.8	540.8	13.5	(1.3)	(0.1)
Income taxes	(1,010.4)	(9.5)	(16.6)	(0.4)	(11.7)	(0.3)
Net income (loss)	4,649.1	43.3%	$524.2	13.1%	$(13.0)	(0.4)%

Year ended December 31, 2021 compared to fiscal year ended December 31, 2020

Income from voyages and related services

Income from voyages and related services for the year ended December 31, 2021 increased $6,737.0 million, or 168.8%, from $3,991.7 million for the year ended December 31, 2020 to $10,728.7 million for the year ended December 31, 2021, primarily driven by (i) an increase of $6,206.5 million in revenues from containerized cargo, as detailed in the table below with respect to carried volume and average freight rates, (ii) an increase of $307.2 million in income from demurrage (iii) an increase of $123.6 million in income from related services and (iv) an increase of $52.1 million in income from non-containerized cargo.

The number of TEUs carried for the year ended December 31, 2021 increased 640 thousand TEUs, or 22.5%, from 2,841 thousand TEUs for the year ended December 31, 2020 to 3,481 thousand TEUs for the year ended December 31, 2021, primarily driven by changes in the operated lines’ structure and capacity in the Pacific and Intra Asia trades, which mainly included new express services in the Pacific South West and Asia – Australia sub-trades, along with an increase in vessel utilization due to strong consumers’ demand. The above was partially offset by additional blank voyages across all sub-trades and mainly in the Pacific, related to the port congestions. The average freight rate per TEU carried for the year ended December 31, 2021, increased by $1,557, or 126.7%, from $1,229 for the year ended December 31, 2020, to $2,786 for the year ended December 31, 2021.

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

	TEUs carried			Average freight rate per TEU carried			Freight revenues from containerized cargo
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
Geographic trade zone	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change
Pacific	1,376	1,126	22.2%	$3,835	$1,653	132.0%	$5,278.9	$1,860.6	183.7%
Cross-Suez	345	343	0.6%	3,639	1,145	217.8%	1,254.2	392.7	219.4%
Atlantic-Europe	619	593	4.4%	1,551	974	59.2%	960.7	577.4	66.4%
Intra-Asia	939	607	54.7%	1,826	747	144.4%	1,714.6	453.1	278.4%
Latin America	202	172	17.4%	2,430	1,210	100.8%	490.3	208.4	135.3%
Total	3,481	2,841	22.5%	$2,786	$1,229	126.7%	$9,698.7	$3,492.2	177.7%

TEUs carried in the Pacific geographic trade zone for the year ended December 31, 2021 increased 250 thousand, or 22.2%, from 1,126 thousand for the year ended December 31, 2020 to 1,376 thousand for the year ended December 31, 2021, primarily driven by the new express services in the Pacific South West sub-trade, new service in the all-Water sub-trade, increased allocation and capacity in lines operated with partners and an increase in vessel utilization due to strong consumers’ demand, partially offset by additional blank voyages. The average freight rate per TEU carried in the Pacific geographic trade zone for the year ended December 31, 2021, increased $2,182, or 132.0%, from $1,653 for the year ended December 31, 2020, to $3,835 for the year ended December 31, 2021.

TEUs carried in the Cross-Suez geographic trade zone for the year ended December 31, 2021, increased 2 thousand, or 0.6%, from 343 thousand for the year ended December 31, 2020, to 345 thousand for the year ended December 31, 2021. The average freight rate per TEU carried in the Cross-Suez geographic trade zone for the year ended December 31, 2021, increased $2,494, or 217.8%, from $1,145 for the year ended December 31, 2020, to $3,639 for the year ended December 31, 2021.

TEUs carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2021, increased 26 thousand, or 4.4%, from 593 thousand for the year ended December 31, 2020 to 619 thousand for the year ended December 31, 2021, primarily driven by a new service in the East Mediterranean & Black Sea sub-trade and two new monthly services from Med to US and an increase in vessel utilization due to strong consumers’ demands, partially offset by additional blank voyages. The average freight rate per TEU carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2021, increased $577, or 59.2%, from $974 for the year ended December 31, 2020, to $1,551 for the fiscal year ended December 31, 2021.

TEUs carried in the Intra-Asia geographic trade zone for the year ended December 31, 2021, increased 332 thousand, or 54.7%, from 607 thousand for the year ended December 31, 2020, to 939 thousand for the year ended December 31, 2021, primarily driven by new lines across all sub-trades, mainly the full year impact of two express services connecting China with the major ports of Australia, partially offset by additional blank voyages. The average freight rate per TEU carried in the Intra-Asia geographic trade zone for the year ended December 31, 2021, increased $1,079, or 144.4%, from $747 for the year ended December 31, 2020 to $1,826 for the year ended December 31, 2021.

TEUs carried in the Latin America geographic trade zone for the year ended December 31, 2021, increased 30 thousand or 17.4%, from 172 thousand for the year ended December 31, 2020, to 202 thousand for the year ended December 31, 2021, primarily driven by a new service between Florida and Mexico and deploying extra loaders between Asia and South America. The average freight rate per TEU carried in the Latin America geographic trade zone for the year ended December 31, 2021, increased $1,220, or 100.8%, from $1,210 for the year ended December 31, 2020, to $2,430 for the year ended December 31, 2021.

Composition of gross profit

	Year Ended December 31,
	2021	2020	Change	% Change

	(in millions)
Income from voyages and related services	$10,728.7	$3,991.7	$6,737.0	168.8%
Cost of voyages and related services:
Operating expenses and cost of services	(3,905.9)	(2,835.1)	(1,070.8)	(37.8)%
Depreciation	(756.3)	(291.6)	(464.7)	(159.4)%
Gross profit	$6,066.5	$865.0	$5,201.5	601.3%

Cost of voyages and related services

Operating expenses and cost of services

Operating expenses and cost of services for the year ended December 31, 2021 increased $1,070.8 million, or 37.8%, from $2,835.1 million for the year ended December 31, 2020 to $3,905.9 million for the year ended December 31, 2021, primarily driven by (i) an increase of $447.0 million (31.2%) in cargo handling expenses, (ii) an increase of $378.2 million (104.6%) in bunker expenses, (iii) an increase of $79.7 million (50.1%) in agents’ salaries and commissions, (iv) an increase of $70.4 million (70.0%) in related service and sundry, (v) an increase of $48.5 million (23.5%) in port expenses, and (vi) an increase of $42.3 million (8.1%) in slot purchases and hire of vessels and containers.

Depreciation

Depreciation for the year ended December 31, 2021, increased $464.7 million, or 159.4%, from $291.6 million for the year ended December 31, 2020, to $756.3 million for the year ended December 31, 2021, primarily due to (i) an increase of $421.4 million related to right-of-use assets (mainly vessels), and (ii) an increase of $33.9 million related to owned assets (mainly containers purchased).

Gross profit

Gross profit for the year ended December 31, 2021, increased $5,201.5 million, or 601.3%, from $865.0 million for the year ended December 31, 2020, to $6,066.5 million for the year ended December 31, 2021, primarily driven by an increase in income from voyages and related services, partially offset by an increase in operating expenses and cost of services, as well as an increase in depreciation expenses.

Other Operating income (expenses), net

Other operating income, net for the year ended December 31, 2021, was $13.6 million, compared to other operating income, net of $16.9 million for the year ended December 31, 2020, a decrease of $3.3 million, primarily driven by an impairment recovery of $4.3 million recorded in 2020.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2021 increased $104.5 million, or 64.0%, from $163.2 million for the year ended December 31, 2020 to $267.7 million for the year ended December 31, 2021, primarily driven by (i) an increase of $77.6 million in salaries and related expenses (including incentives), (ii) an increase of $15.8 million in consulting, legal and audit fees, and (iii) an increase of $3.4 million in Office equipment and maintenance.

Finance expenses, net

Finance expenses, net for the year ended December 31, 2021, were $156.8 million compared to $181.3 million for the year ended December 31, 2020, a decrease of $24.5 million, or 13.5%. The decrease was primarily driven by (i) a decrease of $25.1 million related to foreign currency exchange differences, and (ii) a decrease of $18.1 million related to adjustments to financial liabilities in respect of estimated cashflows, offset by (iii) an increase of $13.4 million in interest expenses, net.

Income taxes

Income taxes for the year ended December 31, 2021, increased $993.7 million, from $16.6 million for the year ended December 31, 2020, to $1,010.4 million for the year ended December 31, 2021. The increase was primarily driven by the Group’s improved results, comprised of (i) an increase of $876.6 million in currant tax expenses and (ii) an increase of $107.0 in deferred tax expenses (mainly related to utilization of carried-forward losses).

Year ended December 31, 2020, compared to fiscal year ended December 31, 2019

See - “Item 5. Operating and Financial review and Prospects” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 22, 2021.

Liquidity and capital resources

We operate in the capital-intensive container shipping industry. Our principal sources of liquidity are cash inflows received from operating activities, generally in the form of income from voyages and related services. Our principal needs for liquidity are operating expenses, expenditures related to lease liabilities and capital expenditures. Our long-term capital needs generally result from our need to fund our growth strategy. Our ability to generate cash from our operations depends on future operating performance which is dependent, to some extent, on general economic, financial, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in Item 3.D “Risk factors.”

Our cash and cash equivalents amounted to $1,543.3 million, $570.4 million, and $182.8 million as of December 31, 2021, 2020 and 2019, respectively.

In addition, our bank deposits and other investment instruments amounted to $2,306.5 million, $55.8 million and $56.5 million as of December 31, 2021, 2020 and 2019, respectively.

Working capital position

As of December 31, 2021, our current assets totaled $5,084.9 million while current liabilities totaled $2,756.6 million (including current maturities of lease liabilities and other financial liabilities), resulting in a working capital of $2,328.3 million. We believe that our current cash and cash equivalents along with our investments in bank deposits and other investment instruments and, our operating cash flows will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the 12 months following the date of this Annual Report and to make the required principal and interest payments on our indebtedness (mostly comprised of lease liabilities).

Cash flows

The following is a summary of the cash flows by activity for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019

	(in millions)
Net cash generated from operating activities	$5,970.9	880.8	$370.6
Net cash generated from (used in) investing activities	(3,343.1)	(35.2)	38.0
Net cash generated used in financing activities	(1,653.0)	(460.4)	(411.4)

Net cash generated from operating activities

Our cash flow from operating activities is generated primarily from containerized cargo transportation services, less our payments for operating expenses and costs of services, including expenses related to cargo handling, slots purchase and charter hire of vessels, agents’ salaries and commissions, fuel and lubricants, port expenses, costs of related services and general and administrative expenses. We use our cash flows generated from operating activities to support working capital and capital expenditure for current and future operations. Our business has historically been seasonal in nature. Recently, seasonality factors have not been as apparent as they have been in the past. During past periods of seasonality, our income from voyages and related services in the first and second quarters have historically declined as compared to the third and fourth quarters. As trends that affect the shipping industry have changed rapidly in recent years, it remains difficult to predict these trends and the extent to which seasonality will be a factor impacting our results of operations in the future.

For the year ended December 31, 2021, net cash generated from operating activities increased $5,090.1 million, or 577.9%, from $880.8 million for the year ended December 31, 2020, to $5,970.9 million for the year ended December 31, 2021. The increase in cash generated from operating activities was primarily as a result of (i) an increase in net income, excluding non-cash and non-operational items of $5,209.5 million, partially offset by (ii) a decrease related to changes in working capital of $120.2 million.

For the year ended December 31, 2020, net cash generated from operating activities increased $510.2 million, or 137.6%, from $370.6 million for the year ended December 31, 2019, to $880.8 million for the year ended December 31, 2020. The increase in cash generated from operating activities was primarily as a result of (i) an increase of $654.0 million in net income, excluding non-cash and non-operational items, partially offset by (ii) a decrease of $147.2 million related to changes in working capital.

Net cash generated from (used in) investing activities

Our investing activities have primarily consisted of investments in bank deposits and other investment instruments, capital expenditures and sale of tangible assets. We invest a portion of our cash in various short and long-term bank deposits as well as other investment instruments that are not treated as cash and cash equivalents. Accordingly, cash flows related to such bank deposits and investment instruments are treated as cash used in (generated from) investing activities.

For the year ended December 31, 2021, net cash used in investing activities was $3,343.1 million compared to $35.2 million for the year ended December 31, 2020, an increase of $3,307.9 million. The change was primarily driven by (i) an increase of $2,065.5 million in other investments (mainly bank deposits), (ii) an increase of $962.4 million in acquisition of tangible assets, intangible assets and interest in investees, (iii) an increase of $182.4 million in acquisition of investments instruments, net and (iv) an increase of $101.8 million related to change in other receivables.

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

Net cash used in financing activities

Our financing activities have primarily consisted of principal and interest payments in respect of lease liabilities and borrowings, dividend distributions and change in short term loans.

For the year ended December 31, 2021, net cash used in financing activities was $1,653.0 million compared to $460.4 million for the year ended December 31, 2020, an increase of $1,192.6 million. The increase was primarily driven by (i) an increase of $855.1 million in repayment of lease liabilities and borrowings and (ii) an increase of $536.4 million in dividend paid to shareholders, offset by (iii) a decrease of $205.4 million related to issuance of share capital (net of issuance costs).

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

Debt and other financing arrangements

Total outstanding indebtedness as of December 31, 2021, consisted of $2,317.6 million in long-term debt and $1,023.7 million in current maturities of long-term debt and short-term debt. Long-term debt is mainly comprised of lease liabilities, related to vessels and equipment.

During 2021 we have made early repayments in a total amount of $434 million in respect of our Series 1 and Series 2 notes (“Tranches C and D”). These early repayments made in 2021 in respect of Tranches C and D, as well as early repayments completed in 2020 to a certain group of creditors (“Tranche A”), resulted with the removal of the related provisions and limitations, the Company was previously subject to.

Further to the above, the Company’s is required to comply with a minimum liquidity requirement, as well with other non-financial covenants which are customary in financial arrangements. As of December 31, 2021, the Company is in compliance with its covenants, as the Company’s liquidity, as defined in the related agreements, amounted to US$ 3,641 million (Minimum Liquidity required was US$ 125 million).

As detailed further in the table below, as of December 31, 2021, our total outstanding indebtedness was $3,341.3 million. As of December 31, 2020, and 2019, our total outstanding debt was $1,862.1 million and $1,610.9 million, respectively. The increase of $1,479.2 million during the year ended December 31, 2021 was primarily driven by a net increase of $1,897.7 million in lease liabilities, offset by a decrease of $433.8 million related to the early repayment of Series 1 and Series 2 notes (“Tranches C and D”). The increase of $251.2 million during the year ended December 31, 2020, was primarily driven by a net increase of $316.7 million in lease liabilities offset by a net decrease of $65.5 million in financial debt.

The weighted average interest rate paid per annum as of December 31, 2021, under all of our indebtedness was $5.1%.

Type of debt	Original currency	Fixed / Variable	Effective interest (1)		Year of maturity	Face value	Carrying amount

	(in millions)
Financial Debt:
Series 1 notes	U.S. dollars	Fixed
Series 2 notes	U.S. dollars	Fixed
Tranche E loan	U.S. dollars	Fixed	8.7%		2026	74.7	56.6
Other long term loans	U.S. dollars	Fixed	6.6	%(3)	2022 – 2026	86.3	86.3
Long-term liabilities	U.S. dollars	(2)	—		2022	$2.1	$2.1
Short-term credit from banks	U.S. dollars	Fixed	2.4%		2022	106.5	106.5
Total						$269.6	$251.5
Lease liabilities	Mainly U.S. dollars	Fixed	5.0	%(3)	2022 – 2036	$3,071.7	$3,071.7
Total						$3,341.3	$3,323.2
(1)	The effective interest rate is the rate that discounts estimated future cash payments or receipts through the contractual life of the financial instrument to the net carrying amount of the financial instrument and does not necessarily reflect the contractual interest rate.
(2)	Mainly long-term liabilities not bearing any interest.
(3)	Based on weighted average.

Series 1 and 2 notes

Our Series 1 and 2 notes were unsecured notes, originally due in June 2023 and subject to early repayment mechanism related to excess cash and proceeds from sale of assets. During 2021 the Company made early repayments under such mechanism in a total amount of US$ 434 million, resulting with the full settlement of the notes.

Tranche E loan

The Tranche E loan is an unsecured loan that matures on July 16, 2026. The Tranche E loan bears nominate interest at an annual rate of 2%. Until June 30, 2023, 1.75% of the interest rate will accrue as PIK interest and from July 1, 2023 until the maturity date, all of the interest (2%) will be payable in cash.

Vessel financing leases

We are engaged in multiple lease arrangements for vessels, supporting our operating activities, including leases that provide an option to obtain ownership of the vessel at the end of the lease term. Most of such leases are accounted as lease liabilities in accordance with IFRS 16, while a few are accounted as secured borrowing.

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

As of December 31, 2021, no amounts were withdrawn under this facility. In March 2022, the factoring agreement with Bank Hapoalim was further renewed for an additional period of one year, ending February 2023.

Capital expenditures

During the years ended December 31, 2021, 2020, and 2019, our capital expenditures were $1,005.0, $42.6 million and $16.2 million, respectively. Such expenditures, which do not include additions of leased assets, were mainly related to investments in equipment, as well as in our information systems. Our projected capital expenditures for the next 12 months are aimed to maintain our ongoing operational needs. We believe our current cash and cash equivalents and our investments in bank deposits and other investment instruments, as well as, our operating cash flows will be sufficient to fund our operations for at least the next 12 months.

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

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, bank deposits and other financial assets at amortized cost, short-term loans and borrowings and trade and other payables, are the same or proximate to their fair value. When measuring the fair value of an asset or a liability, we use market observable data to the extent applicable.

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

Assessment of probability of contingent liabilities

From time to time, we and our investees are subject to various pending legal matters. Management evaluates based on the opinion of its legal advisors, whether it is more likely than not that an outflow of economic resources will be required in respect of potential liabilities under such legal matters. The developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to a high level of uncertainty which could result in recognition, adjustment or reversal of a provision for such claims. For information with respect to the Group’s exposure to claims and legal matters, see Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

The present value is calculated using the implicit interest rate of the lease, or our incremental borrowing rate applicable for such lease, when the implicit rate is not readily determinable. The Company estimates its incremental borrowing rate, with the assistance of a third-party appraiser, based on available debt transactions and their corresponding yield curves, while applying judgment in respect of the comparability of such debt transactions to the lease arrangements.

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

Trend information

For a description of the factors affecting our results of operations see “- Factors affecting our income from voyages and related services”. Total global container shipping demand totaled approximately 231.5 million TEU in 2021 (including inland transportation) according to Drewry Container Forecaster as of December 2021. Global container demand has seen steady and resilient growth equaling a 6% CAGR since 2000 according to Drewry, driven by multiple factors. These include economic drivers such as GDP growth, containerization and industrial production, as well as other non-economic drivers such as geopolitics, consumer preferences and demographic changes.

The breakout of the COVID-19 pandemic has led to the second crisis in the container shipping industry since 2000, (with the first crisis occurring during 2009 following the 2008 financial crisis). 2020 commenced with lockdowns and reduced exports from China, reduction of shipping capacity, however during the second half of 2020 manufacturing capacity increased, together with a spike in e-commerce and goods sales, and inventory restocking.

During 2021 supply chain disruption became a factor driving significant upgrades to freight rates and carrier profits. COVID-19 outbreaks reduced port productivity, disrupted sailing schedules, effected ship crew, trucking and labor capacity.

According to Drewry, demand is expected to achieve an approximately 4.3% CAGR from 2021 to 2025.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and senior management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position
Executive officers
Eli Glickman	60	Chief Executive Officer and President
Xavier Destriau	49	Chief Financial Officer
Noam Nativ	51	EVP General Counsel and Company Secretary
David Arbel	62	EVP Chief Operations Officer
Yakov Baruch	54	EVP Human Resources
Eyal Ben-Amram	59	EVP Chief Information Officer
Rani Ben-Yehuda	61	EVP Cross Suez and Atlantic Trades
Saar Dotan	52	EVP Countries and Business Development
Dan Hoffmann	66	EVP Intra Asia Trade
Nissim Yochai	63	EVP Transpacific Trade
Directors
Yair Seroussi(2)	66	Chairman of the Board
Yair Caspi	49	Director
Liat Tenenholtz(2)	37	Director
Nir Epstein(1)(2)	52	Director
Flemming Robert Jacobs(1)(2)	78	Director
Dr. Karsten Karl-Georg Liebing	56	Director
Birger Johannes Meyer-Gloeckner	44	Director
Yoav Moshe Sebba	51	Director
William (Bill) Shaul(1) (2)	60	Director
(1)	Member of our audit committee.
(2)	Member of our compensation committee. Nir Epstein served as a member of our Compensation Committee until December 6, 2021.

Board of directors

Yair Seroussi has served as the Chairman of our Board of Directors since October 2020. Mr. Seroussi was chairman of Bank Hapoalim from 2009 to 2016 and served as the head of Morgan Stanley Israel from 1993 to 2009. He is currently chairman of Enlight Renewable Energy, listed on the TASE. From 2017 to 2019 he was the chairman of Mediterranean Towers which is listed on the TASE. He has been a board member of Stratasys which is listed on NASDAQ since June 2017, and a member of the investment committee of Menora Mivtachim since March 2018. Mr. Seroussi started his career at the Israeli Ministry of Finance in February 1981 where he held senior positions, the last one as head of the Ministry’s mission to the USA from 1988 to 1992. Mr. Seroussi is also active in non-profit organizations and was a co-founder of Tovanot Bechinuch in 2011. He has been the Chairman of the Eli Hurvitz Institute of Strategic Management in the Tel Aviv University since 2010, a member of the board of governors at the Hebrew University, the Weizmann Institute of Science, and Shenkar School of Design. Mr. Seroussi holds a bachelor’s degree in economics and political science from the Hebrew University.

Yair Caspi has served as a member of the Company’s Board of Directors since August 2019. Mr. Caspi also serves as the Chairman of O.P.C. Energy Ltd. since 2021, a director in Israel Corporation Ltd. since 2019, and a director in Oil Refineries Ltd. since 2020. Mr. Caspi served as a managing partner and senior partner at the commercial law firm of Caspi & Co. from 2006 to 2018. Mr. Caspi holds a LL.B in Law and a bachelor’s degree in business administration from the Interdisciplinary Center Herzliya and an International Executive master’s degree in business administration from Northwestern University and Tel Aviv University.

Nir Epstein has served as a member of our Board of Directors since July 2014 for a period of a few months and rejoined in 2018. He currently serves as Executive Director and Vice Chairman of Prothya Biosolutions Belgium and Prothya Biosolutions Netherlands since January 1, 2021. He has served as the CEO of Epstein Capital, an independent boutique investment and merchant banking house offering a full range of M&A and financial advisory services established in 2005. Mr. Epstein holds a LL.B degree from Tel Aviv University in Israel and a master’s degree in business administration from INSEAD University in France.

Flemming Robert Jacobs has served as a member of our Board of Directors since October 2014. Mr. Jacobs is currently a Member of the Advisory Board of the Panama Canal, Panama, and is Independent Consultant to Stonepeak Infrastructure Partners, New York. He is Non-Executive Director Emeritus of the not-for-profit Global Maritime Forum, Copenhagen, which he founded in 2017. Mr. Jacobs holds a Commercial Diploma from HH, now Copenhagen Business School, and completed a Management Course at Harvard Business School.

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

Yoav Moshe Sebba has served as a member of the Company’s Board of Directors since September 2011. Mr. Sebba joined the XT Group, a global shipping and holdings company, in 1998, and currently he is serving as a Managing Director of its Hi-Tech Investments company. Prior to his current position, Mr. Sebba served as a partner in Yozma Venture Capital, one of Israel’s prominent venture capital funds, in which the XT Group was a founding partner. Prior to joining the XT Group, Mr. Sebba served as a project manager at one of Israel’s leading commercial banks and at a leading consulting firm. Mr. Sebba also currently serves on the boards of directors of Sofwave (TASE), Phytech, Epitomee (TASE) and Cymbio. Mr. Sebba holds a bachelor’s degree in management and industrial engineering, cum laude, from the Technion Institute of Technology and a master’s degree in business administration from the University of Haifa.

William (Bill) Shaul is a UK Chartered Accountant and works as an independent business consultant. Mr. Shaul's current clients range from public companies, private equity funds, private businesses and high net worth individuals. Mr. Shaul also currently serves as a director of an Israeli based technology company (Interactive Optical Technologies Group Ltd). Mr. Shaul worked for KPMG in the UK between 1988 and 2019 during the last 24 years of which he was a tax partner. Mr. Shaul spent much of his time at KPMG working with large, global listed companies, as well as with high-net-worth individuals. Mr. Shaul holds a bachelor’s and a master’s degree in Manufacturing Engineering from Cambridge University.

Liat Tennenholtz is currently serving as VP M&A and as a member of the senior management of Matrix IT Ltd., a multi-billion global Israeli technology corporation traded on the TASE, having joined Matrix as VP Business Development in 2018. Ms. Tennenholtz also serves as a director in Navitas Buckskin Finance Ltd. a public company traded on the TASE, in which she also acts as the head of the financial statements review committee, and as a member of the audit committee and the compensation committee since 2017. Prior to her current positions in Matrix, Ms. Tennenholtz worked on complex local and international deals carrying various positions including Commercial Finance Business Partner in Amdocs Limited, a multi-billion global IT company traded on Nasdaq, Business Development Manager and Corporate Affairs Manager in Navitas Petroleum LP, a global energy entity traded on the TASE, and CPA and Attorney for international tax department in KPMG’s Israel branch. Ms. Tennenholtz holds a bachelor’s degree in accounting and an LL.B both from Tel Aviv University, studied Mathematics in UCLA, and is a licensed lawyer and a certified public accountant in Israel.

Senior management

Eli Glickman has served as our Chief Executive Officer and President since July 2017. Prior to joining us, Mr. Glickman served as Chief Executive Officer of the Israeli Electric Corporation from 2011 to 2015. Prior to that, he served as Deputy Chief Executive Officer and VP Customers of Partner — Orange Cellular Communication. Mr. Glickman holds a Master of Science in financial management from the from the Naval post-graduate School Monterey (California) and is a graduate of Georgetown University’s International Executive Business Administration program.

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

Noam Nativ has served as our EVP General Counsel and Company Secretary since May 2018. Prior to joining us, Mr. Nativ served as Vice President, General Counsel and Corporate Secretary of Tnuva from October 2012 to May 2018 and as a partner at the law firm of Goldfarb Seligman & Co. from 2004 to 2012. Mr. Nativ holds an LL.B (magna cum laude) from The Hebrew University of Jerusalem and an LL.M. from the University of Chicago Law School and is admitted to practice law in Israel and in the State of New York.

David Arbel has served as our Executive Vice President and Chief Operations Officer since July 2015 and is responsible for our operational and procurement activities globally. Prior to joining us, Mr. Arbel served in various senior positions in the Israeli Navy and was honorably discharged after 28 years at the rank of Colonel as Head of the Planning, Maintenance and Logistics Division. Mr. Arbel holds a B.Sc. in mechanical engineering and a master’s degree in business administration and high-tech management from the Technion Israel Institute of Technology.

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

Eyal Ben-Amram has served as our Executive Vice President and Chief Information Officer since July 2015. Prior to joining us, he served as Vice President of Operations at N-trig from January 2010 to June 2015, as CIO and Head of Delivery Operations at Amdocs from 2004-2009, as Vice President of Operations at Scitex Vision and Aprion Digital from 1999 to 2003, as Planning and Control manager at Scitex from 1995 to 1999 and as Senior Operational Researcher at El-Al Israel Airlines from 1990 to 1995. Mr. Ben-Amram holds a B.Sc. with honors in industrial engineering and a master’s degree in business administration with honors from Tel Aviv University.

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

B.Compensation

Compensation of directors

Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the Board of Directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder or someone the controlling shareholder has a personal interest in his or her compensation, the requirements for approval of transactions with controlling shareholders apply, as described below under Item 6.C “Board practices - Disclosure of personal interests of a controlling shareholder and approval of certain transactions.”

For additional information, see below “— Compensation of officers and directors.”

Compensation of officers and directors

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2021 was $27 million. This amount includes share-based compensation of $16 million and $0.7 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to directors and officers, and other benefits commonly reimbursed or paid by companies in our industry.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to U.S. domestic companies to disclose the compensation of certain executive officers on an individual, rather than an aggregate, basis. Nevertheless, regulations promulgated under the Companies Law requires us to disclose the annual compensation of our five most highly compensated directors and officers on an individual, rather than on an aggregate, basis. This disclosure will not be as extensive as that required of a U.S. domestic company. We intend to continue providing such disclosure, at the latest, in the proxy statement for our 2022 annual meeting of shareholders, which will be furnished under cover of a Form 6-K.

Reservation of Ordinary Shares (Pool), Option Grants and IPO Grants

Our Board of Directors has further approved the reservation of a maximum aggregate number of 1,000,000 ordinary shares of the Company in 2021, which number was increased in 2022 by 3,200,000 ordinary shares, out of which 3,653,178 are available for issuance under the 2020 Share Incentive Plan, or the Incentive Plan, at the sole discretion of the Company’s Board of Directors with respect to any such issuance and its terms. Following the recommendation of our compensation committee and the approval of our audit committee, our Board of Directors approved the grant of options exercisable for 546,822 ordinary shares in connection with the closing of our initial public offering to a senior member of the Company’s management, with a fair market value (using a Black-Scholes valuation) equivalent to NIS 9.6 million translated into USD at the exchange rate in effect on the grant date. The options granted under our Incentive Plan at an exercise price per share equal to the public offering price of $15.00 and exercisable for a term of five years from grant date, subject to vesting. 25% of the options shall vest upon the first anniversary of the grant date with the remaining options vesting in equal quarterly installments over the following three-year period. The options were granted under the capital gains track through a trustee, under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961. The board further approved the grant of 2,228,375 additional options to Board members, executive officers and employees of the Company (out of which the grant of 935,061 options to Board members and a senior member of the Company’s management are pending approval by the shareholders’ meeting). The options granted under our Incentive Plan in 2022 were granted at an exercise price of $68.37 per share, which is equal to the average closing price of our ordinary shares on the NYSE during the 30 days that ended on March 7, 2022, and exercisable for a term of five years from grant date, subject to vesting. These options shall vest upon the first, second, third and fourth anniversary of the grant date, in four equal installments of 25% each. For the description of the 2018 Share Option plan and 2020 Share Incentive Plan See “Item 6.E Share Ownership”.

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

Furthermore, all of our executive officers have received indemnification letters from us, are entitled to annual bonus (subject to the discretion of our compensation committee and board and to meeting required KPIs) and may participate in our long term equity incentive plans which we adopted in 2018 and in 2020, and are also entitled to certain additional benefits such as pension, life and health insurance and holiday gifts, as well as coverage of business expenses incurred in the course of their performance of their work.

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

C.Board practices

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

Board of directors

Under the Companies Law and our articles of association, our business and affairs are managed under the direction of our Board of Directors.

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

Following our shareholders meeting held on May 12, 2021, five of our nine directors are independent under NYSE rules, thus, we comply with the rule of the NYSE that a majority of our directors be independent within one year following the listing of our shares on NYSE. Yair Caspi, Birger Johannes Meyer-Gloeckner, Yoav Sebba and Dr. Karsten Karl-Georg Liebing are not independent.

Under our articles of association, our Board of Directors must consist of at least seven and not more than nine directors, including at least two external directors to the extent required to be appointed under the Companies Law and regulations promulgated under that law. Our Board of Directors consists of nine directors. Each director will hold office until the next annual general meeting of our shareholders, unless the director is removed by a majority vote of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

In addition, our articles of association allow our Board of Directors to appoint directors, create new directorships or fill vacancies on our Board of Directors, who will hold office until the next annual general meeting following their appointment. To the extent applicable and unless the exemptions under the Companies Law apply, external directors are elected for an initial term of three years and may be elected for up to two additional three-year terms and thereafter for additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two, and that each of Yair Seroussi, Nir Epstein, Dr. Karsten Karl-Georg Liebing William (Bill) Shaul and Liat Tennenholtz satisfy this requirement.

Chairperson of the Board of Directors

Our articles of association provides that the chairperson of the board is appointed by the members of the Board of Directors and serves as chairperson of the board throughout his or her term as a director, or until the appointment of a different chairperson in his or her place (the earlier of the two), unless resolved otherwise by the Board of Directors. Under the Companies Law, the Chief Executive Officer or a relative of the Chief Executive Officer may not serve as the chairperson of the Board of Directors, and the chairperson of the Board of Directors or a relative of the chairperson may not be vested with authorities of the Chief Executive Officer, without shareholder approval by a special majority.

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

Director independence

Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board of Directors has determined that each of Yair Seroussi, Nir Epstein, Flemming Robert Jacobs, William (Bill) Shaul and Liat Tennenholtz do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined in the rules of the NYSE. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in Item 8.A “Related Party Transactions.” We intend to comply with the rule of the NYSE that a majority of our directors be independent within one year following the listing of our shares on NYSE.

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

Audit committee

Under the Companies Law, the Board of Directors of a public company must appoint an audit committee that will comply with certain composition requirements, subject to the possibility of a company to opt out of certain Companies Law requirements under certain circumstances, as we have. Accordingly, our audit committee consists of Flemming Robert Jacobs, Nir Epstein and William (Bill) Shaul, each of whom meets the requirements for independence under the rules of the NYSE and the applicable rules and regulations of the SEC. Each member of our audit committee also meets the financial literacy requirements in the NYSE rules and the applicable rules and regulations of the SEC. In addition, our Board of Directors has determined that each of Nir Epstein and William (Bill) Shaul is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things:

●	Retain, oversee, compensate, evaluate and terminate our independent auditors, subject to the approval of the Board of Directors, and to the extent required, to that of the shareholders;
●	approve or, as required, pre-approve, all audit, audit-related and all permitted non-audit services and related compensation and terms, other than de minimis non-audit services, to be performed by the independent registered public accounting firm;
●	oversee the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and prepare such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;
●	review with management, and our independent auditor, as applicable, our annual, semi-annual and quarterly audited and unaudited financial statements prior to publication and/or filing (or submission, as the case may be) to the SEC;
●	recommend to the Board of Directors the retention, promotion, demotion and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law;
●	approve the yearly or periodic work plan proposed by the internal auditor;
●	review with our general counsel and/or external counsel, as deemed necessary, legal or regulatory matters that could have a material impact on the financial statements or our compliance policies and procedures;

●	establish policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers, directors, or controlling shareholders, or affiliates thereof, or transactions that are not in the ordinary course of the company’s business, and determine whether such transactions are extraordinary;
●	review and approve any engagements or transactions that require the audit committee’s approval under the Companies Law;
●	receive and retain reports of suspected business irregularities and legal compliance issues, and suggest to the Board of Directors remedial courses of action; and
●	establish procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee operates under a written charter, that satisfies the NYSE rules, the applicable rules and regulations of the SEC and the applicable provisions of the Companies Law.

Compensation committee

Under the Companies Law, the Board of Directors of a public company must appoint a compensation committee. The Companies Law provides composition requirements applicable to a compensation committee, unless a company elects to opt-out of certain Companies Law requirements, under certain circumstances, as we have. Our compensation committee consists of Flemming Robert Jacobs, Bill Shaul, Yair Seroussi and Liat Tennenholtz, each of whom meets the requirements for independence under the NYSE rules and the applicable rules and regulations of the SEC.

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

●	recommend to the Board of Directors with respect to the approval of the compensation policy for directors and officers and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;
●	review the implementation of the compensation policy and periodically recommend to the Board of Directors with respect to any amendments or updates to the compensation policy;
●	resolve whether or not to approve arrangements with respect to the terms of engagement and employment of officers and directors; and
●	exempt, under certain circumstances, the compensation terms of a candidate for chief executive officer from the requirement to obtain shareholder approval.

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

Nir Epstein and Flemming Robert Jacobs were appointed as the chairperson of our audit committee and compensation committee, respectively.

Compensation policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the Board of Directors after receiving and considering the recommendations of the compensation committee. Such compensation policy must be approved at least once every three years (except for the initial approval which can be made after a five-year term), first, by our Board of Directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

●	at least a majority of the shares of the non-controlling shareholders and shareholders that do not have a personal interest in the approval, which are voted at the meeting, are voted in favor (disregarding abstentions); or
●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment, which are voted against such appointment, does not exceed two percent of the aggregate voting rights in the company.

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

The compensation policy must serve as the basis for decisions concerning the financial terms of engagement or employment of the directors and officers, including exculpation, insurance, indemnification, or any monetary payment or obligation of payment in respect of engagement or employment. The compensation policy must be established and subsequently reevaluated from time to time according to certain factors, including: the advancement of the company’s objectives, business plan, and long-term strategy; the creation of appropriate incentives for directors and officers, while considering, among other things, the company’s risk management policy; the size and the nature of its operations; and with respect to variable compensation, the contribution of the director and officer towards the achievement of the company’s long-term goals, and the maximization of its profits, all with a long-term objective and according to the position of the director and officer. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise, and accomplishments of the relevant director or officer;
●	the director’s or officer’s position, responsibilities, and prior compensation agreements with him or her;
●	the ratio between the cost of the terms of employment of an office holder and the cost of employment of other employees of the company, including employees employed through contractors who provide services to the company, and in particular, the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the working relationship in the company;
●	if the terms of engagement or employment include variable components — the possibility of reducing variable components at the discretion of the Board of Directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

●	if the terms of engagement or employment include severance compensation — the term of engagement or employment of the director or officer, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits, and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other features:

●	with regards to variable components:
●	with the exception of officers who report directly to the chief executive officer, determining the variable components on a long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of a director or officer will be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such director’s or officer’s contribution to the company; and
●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.
●	claw-back provisions under which the director or officer will be required to return to the company, according to terms to be set forth in the compensation policy, any amounts paid as part of his or her terms of engagement or employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;
●	the minimum holding or vesting period of variable equity-based components to be set in the terms of engagement or employment, as applicable, while taking into consideration long-term incentives; and
●	a limit to retirement grants.

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

D.Employees

Crew and shore employees

As of December 31, 2021, we had 159 seagoing staff serving on our vessels (including 95 contract workers), 4,427 full time shore employees and 1,504 contractors, with 770 located in Israel, 513 in the United States, 1,007 in China and 4,411 across approximately 90 other countries. The following table shows a breakdown of our full-time shore employees by category of activity as of the dates indicated:

	Year ended December 31
	2021	2020	2019
Operational, administrative, and other	3,334	2,832	2,711
Sales and marketing	868	756	777
Information technology	225	206	199
Total	4,427	3,794	3,687

Approximately 86% of our employees in Israel work under collective bargaining agreements. Extension orders issued by the Israeli Ministry of Labor, Welfare and Social Services apply to us and affect matters such as cost of living adjustments to salaries, number of working hours, recuperation pay, travel expenses, and pension rights. Other than as described in “Risk factors — Labor shortages or disruptions could have an adverse effect on our business and reputation,” we have not experienced labor-related work stoppages or strikes in the past three years and believe that our relations with our employees are satisfactory.

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

E.Share ownership

Share Option Plans

We have filed a registration statements on Form S-8 with the SEC, covering all of the ordinary shares issuable under the Option Plan and Incentive Plan. The following is a description of our Option and Incentive Plans:

2018 Share Option Plan

We adopted the 2018 Share Option Plan, or the Option Plan, pursuant to which we issued options to purchase ordinary shares of the Company, then representing approximately 5% of the Company’s issued share capital, to certain employees of the Company and its direct or indirect subsidiaries, or the Participants and the Group, respectively. All the options were granted at an exercise price of $10.00 per ordinary share (which became $1.00 per ordinary share after giving effect to the Pre-IPO Share Split) and with an original four-year vesting period. As of the reporting date, all options have vested as approved by the board of directors or, where required by applicable law, at the shareholders meeting. The exercise of the options will be by way of a cashless mechanism only. The Options are subject to customary adjustments including in connection with changes in capitalization, rights offering, dividend and changes in the organizational structure. The options expire on the sixth anniversary of their date of grant (i.e., May 24, 2024), subject to certain extension if the expiration date falls during a “blackout” period. The administrator of the Option Plan has discretion to extend the term of the options by up to two (2) periods of one (1) year each. Our Board of Directors, or a committee appointed by the board will have the power to administer the Option Plan, subject to applicable law.

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

The Special State Share

When the State of Israel sold 100% of its interest in us in 2004 to Israel Corporation Ltd., we ceased to be a “mixed company” (as defined in the Israeli Government Companies Law, 5735-1975) and issued a Special State Share to the State of Israel whose terms were amended as part of the Company’s 2014 debt restructuring. The objectives underlying the Special State Share are to (i) safeguard our existence as an Israeli company, (ii) ensure our operating ability and transport capacity so as to enable the State of Israel to effectively access a minimal fleet in a time of emergency or for national security purposes and (iii) prevent elements hostile to the State of Israel or elements liable to harm the State of Israel’s interest in the Company or its foreign or security interests or its shipping relations with foreign countries, from having influence on our management. The key terms and conditions of the Special State Share include the following requirements:

●	We must be, at all times, a company incorporated and registered in Israel, with our headquarters and principal and registered office domiciled in Israel.
●	Subject to certain exceptions, we must maintain a minimal fleet of 11 seaworthy vessels that are fully owned by us, either directly or indirectly through our subsidiaries, at least three of which must be capable of carrying general cargo. Subject to certain exceptions, any transfer of vessels in violation thereof shall be invalid unless approved in advance by the State of Israel pursuant to the mechanism set forth in our articles of association. Currently, as a result of waivers received from the State of Israel, we own fewer vessels than the minimum fleet requirement.
●	At least a majority of the members of our Board of Directors, including the chairperson of the board and our chief executive officer, must be Israeli citizens.
●	The State of Israel must provide prior written consent for any holding or transfer of shares that confers possession of 35% or more of our issued share capital, or that provides control over us, including as a result of a voting agreement.
●	Any transfer of shares that confers its owner with a holding of more than 24% but not more than 35% of our issued share capital will require an advance notice to the State of Israel which will include full details regarding the proposed transferor and transferee, the percentage of shares to be held by the transferee after the transfer and relevant details regarding the transaction, including voting agreements and agreements for the appointment of directors (if any). If the State of Israel shall be of the opinion that the transfer of shares may possibly harm the security interests of the State of Israel or any of its vital interests or that it has not received the relevant information for the purpose of reaching its decision, the State of Israel shall be entitled to serve notice, within 30 days, that it objects to the transfer, giving reason for its objection. In such circumstances, the party requesting the transfer may initiate proceedings in connection with this matter with the competent court, which will consider and rule on the matter.

●	The State of Israel must consent in writing to any winding-up, merger or spin-off, except for certain mergers with subsidiaries that would not impact the Special State Share or the minimal fleet.
●	We must provide governance, operational and financial information to the State of Israel similar to information that we provide to our ordinary shareholders. In addition, we must provide the State of Israel with particular information related to our compliance with the terms of the Special State share and other information reasonably required to safeguard the State of Israel’s vital interests.
●	Any amendment, review or cancellation of the rights afforded to the State of Israel by the Special State Share must be approved in writing by the State of Israel prior to its effectiveness.

Other than the rights enumerated above, the Special State Share does not grant the State any voting or equity rights. The full provisions governing the rights of the Special State Share appear in our articles of association. We report to the State of Israel on an ongoing basis in accordance with the provisions of our articles of association. Certain asset transfer or sale transactions that in our opinion require approval, have received the approval of the State (either explicitly or implicitly by not objecting to our request).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2022, by (i) each person or entity known by us to own beneficially own 5% or more of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group, based upon the 119,743,188 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of such date.

To our knowledge, as of March 1, 2022, we had two shareholders of record in the United States holding approximately 99.1% of our outstanding ordinary shares. All of our ordinary shares have the same voting rights.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 1, 2022, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

	Ordinary Shares	Percentage of		Percentage of
Name of beneficial Owner	Owned	Ordinary Shares	Special State Share	Special State Share owned
Principal Shareholders
Kenon Holdings Ltd.(1)	30,843,478	25.8%
Danaos Corporation(2)	7,186,950	6.0%
State of Israel(3)			1	100%
Executive Officers and Directors
Eli Glickman	1,512,632	1.3%
Xavier Destriau	*	*
David Arbel	*	*
Yakov Baruch	*	*
Eyal Ben-Amram	*	*
Rani Ben-Yehuda	*	*
Saar Dotan	*	*
Dan Hoffmann	*	*
Noam Nativ	*	*
Nissim Yochai	*	*
Yair Seroussi	*	*
Yair Caspi
Nir Epstein
Flemming Robert Jacobs	*	*
Dr. Karsten Karl-Georg Liebing
Birger Johannes Meyer-Gloeckner
Yoav Moshe Sebba
William (Bill) Shaul
Liat Tennenholtz

*  Less than 1%.

(1)	Based on information provided by such shareholder in its filing on Schedule 13G on January 24, 2022. Kenon Holdings Ltd., or Kenon, is a publicly traded corporation (NYSE and TASE: KEN). The address for Kenon Holdings Ltd. is 1 Temasek Avenue, #36-01 Millenia Tower, Singapore 039192.
(2)	Based on information provided by such shareholder in its filing on Schedule 13G on January 11, 2022. Danaos Corporation is a publicly traded corporation (NYSE: DAC). The address for Danaos Corporation is c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.
(3)	For a description of the different voting rights held by the holder of the Special State Share, see “Item 6.E— Share ownership - The Special State Share.”

B.Related party transactions

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

The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and
●	all other important information pertaining to these actions. The duty of loyalty includes a duty to:
●	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;
●	refrain from any activity that is competitive with the business of the company;
●	refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and
●	disclose to the company any information or documents relating to the company’s affairs which the director or officer received as a result of his or her position as a director or officer.

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

Disclosure of personal interests of controlling shareholders and approval of certain transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and officers also apply to a controlling shareholder of a public company. In this context, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee, the Board of Directors and the shareholders of the company, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not a director or officer or (d) the employment of a controlling shareholder or his or her relative by the company, other than as a director or officer. In addition, the shareholder approval requires one of the following, which we refer to as a Special Majority:

●	at least a majority of the shares held by all shareholders who do not have a personal interest in the approval of the transaction and who are present and voting at the meeting approves the transaction, excluding abstentions; or
●	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

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

Shareholder duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

●	an amendment to the company’s articles of association;
●	an increase of the company’s authorized share capital;
●	a merger; or
●	interested party transactions that require shareholder approval.

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

Vessels chartered-in from interested and related parties

We have been chartering in vessels from corporations affiliated with Kenon and/or its controlling shareholders. All such charters were approved as non-extraordinary transactions within the meaning of such term in the Companies Law (i.e., transactions conducted in the ordinary course of business, on market terms and which do not have a material impact on our assets, liabilities or profits). The aggregate amount paid in connection with these charters during the years ended December 31, 2021, 2020 and 2019 was $70.8, $28.0 million and $22.3 million, respectively. For information on Long term charter of three 7,000 TEU LNG dual fuel vessels from a company affiliated to Kenon, please see “Item 4.B – Business – Our vessels – Strategic charter agreements”.

We have been chartering in vessels from corporations affiliated with the Danaos Corporation. Dimitrios Chatzis, who served as a director on our Board of Directors until May 12, 2021, is the father of the CFO of the Danaos Corporation. All such charters that were approved following the appointment of Mr. Chatzis to our Board of Directors and until the termination of his service, were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. The aggregate amount paid in connection with these charters during the years ended December 31, 2021, 2020 and 2019 was $42.6, $28.4 million and $41.4 million, respectively.

We have been chartering in vessels from corporations affiliated with the Conti Group. Birger Johannes Meyer-Gloeckner, who serves as a director on our Board of Directors, also serves as a Senior Executive Manager of the Conti Group. All such charters that were approved following the appointment of Mr. Meyer- Gloeckner to our Board of Directors, were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. The aggregate amount paid in connection with these charters during the years ended December 31, 2021, 2020 and 2019 was $19.3 million, $18.1 million and $13.9, respectively.

We have been chartering in vessels from, engaging in certain commercial management services (including vessel management services) with, and providing operating services to, corporations affiliated with Hammonia Reederei GmbH & Co. KG, or Hammonia, and Peter Doehle. Hammonia is a partnership in which one of the three main partners until February 2019 was Peter Doehle. Dr. Karsten Karl-Georg Liebing, who serves as a director on our Board of Directors, holds a minority interests in, and serves as one of the managing directors of, Hammonia. All such engagements that were approved following the appointment of Dr. Liebing to our Board of Directors, were approved as non-extraordinary transactions within the meaning of this term in the Companies Law.

The aggregate amount paid in connection with these charters and vessel management services during the years ended December 31, 2021, 2020 and 2019 was $0.1, $6.5 million and $41.7 million, respectively.

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

The following are the parameters for the classification of charter transactions from Related Parties as non-Extraordinary Transactions:

1.	The audit committee and the Board of Directors have determined that chartering of vessels is conducted in the ordinary course of the Company’s business and in the shipping industry as a whole.
2.	The contemplated charter must be compatible with the Company’s operational and business needs (including age, size, technical specifications, original designation, charter period, etc.), all in the Company’s sole discretion, given the Company’s work and strategic plans.

3.	The cumulative number of vessels that are chartered in from the Related Parties shall not exceed:
4.	in the event the total fleet of the Company (either owned vessels or chartered vessels) consists of 100 vessels or less, the lower of (i) 20 vessels or (ii) 25% of the total fleet; and (B) in the event the total fleet of the Company (either owned vessels or chartered vessels) consists of more than 100 vessels, 25% of the total fleet.
5.	The scope of the contemplated charter from the Related Party at the date of approval of the said charter must meet the following cumulative parameters:
●	The total charter obligations of the Company from the relevant charter transaction with the Related Party divided by the Company’s total charter obligations from all vessels chartered by the Company, including the charter proposed to be approved with the Related Party, shall not exceed 5%. For the purpose of this parameter, the last contractually agreed upon charter periods, including any option periods, shall be taken into account in the calculation of the charter costs.
●	The total charter obligations of the Company from all vessels chartered from the Related Party (including the contemplated charter) divided by the Company’s total charter obligations from all vessels chartered by the Company (including from Related Parties) shall not exceed 22%. For the purpose of this parameter, the last contractually agreed upon charter periods, including any option periods, shall be taken into account in the calculation of the charter costs.
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

Transportation of containers

We provide services for the transportation of containers to ICL Group and the Oil Refineries Ltd. (Bazan) Group, which are corporations affiliated with Kenon and/or its controlling shareholder. All such services were approved as non-extraordinary transactions within the meaning of this term in the Companies Law and in the aggregate constitute less than 0.5% of our revenues for each of the respective years 2021, 2020 and 2019.

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

The following terms of engagement shall apply only to the extent Kenon is deemed to be a controlling shareholder of us. It is noted that pursuant to the Companies Law, a “controlling shareholder” for the purpose of approving related party transactions also includes a person holding 25% of a company’s voting rights, if no other person holds more than 50% of said company’s voting rights. For the sake of caution, the Board of Directors determined, following the approval of the audit committee, that Kenon shall be deemed a controlling shareholder for the purpose such engagements, if Kenon holds 20% or more of the voting rights in us and no other shareholder will hold more than 50% of the voting rights. The following are the said terms for engagement:

●	The services to be provided by us may include transportation of containers services, including related land transportation, custom clearance, demurrage and detention services;
●	Each engagement shall reflect, upon the date of the engagement, based on a reasonable best estimate of us, at minimum, either (i) a positive net operating revenue, or (ii) a positive return on variable costs for us;

●	All the transactions entered into during a specific calendar year, on an aggregate basis, will result in a net profit to us;
●	The maximum payment for all such services shall not exceed $20 million per year, while a deviation of up to $5 million between the years shall not be considered as a breach of this condition. In any event, the overall payment during the 5-year term of the resolution will not exceed $100 million;
●	The specific transactions entered into by us in accordance with this resolution will be reviewed by the audit committee on a semi-annual basis, which will supervise the implementation of this resolution as well as analyze the actual profitability of us from these transactions on an annual basis and will have the authority to instruct the cessation of such engagements or propose amendments to this resolution to our shareholders.

Other shipping related services

We provide from time to time certain services to corporations affiliated with Kenon and/or its controlling shareholders, including among other things, certain insurance agency services provided by our subsidiary, Ramon-Granit Insurance Agency (1994) Ltd., container, repair, maintenance and sale services via our wholly- owned subsidiary, Gal Marine Ltd., certain port services (including husbanding services) to the XT Group in Sri Lanka via our agency located in Sri Lanka and certain electronic equipment, via our wholly-owned subsidiary, Alhoutyam Ltd. In addition, we receive certain land-based transport services from Israel Railways Ltd., who works with four logistics vendors, one of which is ICL. We work with all four of these vendors, allocating our containers between the vendors based on their commissions and the quantities allocated to us. All the above-mentioned transactions were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. In the aggregate, the above-mentioned services provided and services received, constitute less than 0.1% of our revenues and our operating expenses, respectively, in each of the years 2021, 2020 and 2019.

Other immaterial transactions in the ordinary course of business

We engage, from time to time, in the ordinary course of business, in various transactions with related parties, such as engagements with IT service providers, various suppliers, sale of products and services, etc. These transactions are not considered by us to be material, and they are viewed by us as within the ordinary course of business. These transactions are approved in accordance with the Companies Law and our internal procedures.

Relationship with Kenon Holdings Ltd.

Kenon beneficially own approximately 25.8% of our outstanding ordinary shares and voting power. Kenon’s ownership of our shares is subject to the terms and conditions of the Special State Share, which limit Kenon’s ability to transfer its equity interest in us to third parties. The holder of our Special State Share has granted a permit, or the Permit, to Kenon and Mr. Idan Ofer, individually and collectively referred to in this paragraph as a “Permitted Holder” of our shares, pursuant to which the Permitted Holders may hold 24% or more of the means of control of us (but no more than 35% of the means of control of us), and only to the extent that this does not grant the Permitted Holders control in us. The Permit further stipulates that it does not limit the Permitted Holder from distributing or transferring our shares. However, the terms of the Permit provide that the transfer of the means of control of us is limited in instances where the recipient is required to obtain the consent of the holder of our Special State Share, or is required to notify the holder of our Special State Share of its holding of our ordinary shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the Permit provide that, if Idan Ofer’s holding interest in Kenon, directly or indirectly, falls below 36% or if Idan Ofer ceases to be the sole controlling shareholder of Kenon, then the shares held by Kenon will not grant Kenon any right in respect of its ordinary shares that would otherwise be granted to an ordinary shareholder holding more than 24% of our ordinary shares (even if Kenon holds a greater percentage of our ordinary shares), until or unless the State of Israel provides its consent, or does not object to, such decrease in holding interest or control in Kenon. “Control”, for the purposes of the Permit, shall bear the meaning ascribed to it in the Permit with respect to certain provisions. Additionally, the State of Israel may revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or us. According to the Permit, the obligations of the Permitted Holder under the Permit will apply only for as long as the Permitted Holder holds more than 24% of our shares.

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

Registration rights

Substantially all of our pre-IPO shareholders are party to a Registration Rights Agreement. Pursuant to this agreement, after 180 days following the date of our final initial public offering prospectus filed on January 27, 2021, the shareholders party thereto are entitled to request that we register their ordinary shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. Certain of our shareholders have exercised their Registration Rights in a secondary offering of our ordinary shares which closed in June 2021. In addition, these holders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions.

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

Current Chairman’s compensation. The compensation paid to Mr. Yair Seroussi for his service as the chairman of our Board of Directors consists of a monthly fee of NIS 163,400 plus VAT (approximately $50,000) which includes the grossed up amount of the value of the car used by Mr. Seroussi, as well as reimbursement for all reasonable office expenses, as customary in the Company. The term of our chairman services agreement with Mr. Seroussi is for a period of three years, subject to his re-election by the general meeting of shareholders as required by applicable law and our articles, or until terminated earlier in accordance with the provisions of the chairman services agreement. Mr. Seroussi is further entitled to a notice period of 90 days. The above compensation was recommended by our compensation committee and approved by our audit committee, Board of Directors and shareholders. In addition, on March 9, 2022, our compensation committee and board of directors approved , subject to the approval of the shareholders meeting of the amendment of our compensation policy and this grant, the grant of options to Mr. Seroussi, exercisable for our ordinary shares with a total fair market value (using a Black-Scholes valuation) equivalent to $800,000.

Directors’ compensation. Our directors receive an annual fee in the amount of $100,000 as well as payment per participation in meetings of the Board of Directors and its committees in the amount of $2,000 per meeting. Such amount is subject to VAT payment to the extent applicable. The participation fee for meetings held without actual convening of the directors is reduced by 50% and for meetings held via media communications by 40%. The directors are also entitled to reimbursement for reasonable expenses incurred as part their service as our directors, including, among other things, travel expenses, allowance for daily living expenses, and air travel business expenses. In addition, on March 9, 2022, our compensation committee and board of directors approved, subject to the approval of the shareholders’ meeting of the amendment of our compensation policy and this grant, the grant of options to members of our board exercisable for our ordinary shares with a fair market value (using a Black-Scholes valuation) equivalent to $3.2 million.

See also - “Item 6B. “Compensation - Compensation of Officers and Directors - Reservation of Ordinary Shares (Pool), Option Grants and IPO Grants”.

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

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.Consolidated statements and other financial information

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

Dividends and dividend policy

Our Board of Directors has adopted a dividend policy, which was amended in November 2021, to distribute a dividend to our shareholders on a quarterly basis at a rate of approximately 20% of the net income derived during such fiscal quarter with respect to the first three fiscal quarters of the year, while the cumulative annual dividend amount to be distributed by the Company (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income, and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Any dividends must be declared by our Board of Directors, which will take into account various factors including, inter alia, our profits, our investment plan, our financial position, the progress relating to our strategy plan, the conditions prevailing in the market and additional factors it deems appropriate. While we initially intend to distribute 30- 50% of our annual net income, the actual payout ratio could be anywhere from 0% to 50% of our net income, and may fluctuate depending on our cash flow needs and such other factors. There can be no assurance that dividends will be declared in accordance with our Board’s policy or at all, and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay dividends on an ad hoc basis or to take other actions, which could include share buybacks, instead of or in addition to the declaration of dividends. For example, our Board may determine that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends. Accordingly, we expect that the amount of any cash dividends we distribute will vary between distributions, and you should not expect that any particular amount will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount. We have not adopted a separate written dividend policy to reflect our Board’s policy.

Our ability to pay dividends may be subject to limitations under any future indebtedness we may incur. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. See below. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax, except for dividends paid to an Israeli company. For a discussion of certain tax considerations affecting dividend payments, see “Item 10.E -Taxation.” Any dividends declared on our ordinary shares will be declared and paid in U.S. dollars.

Dividend and liquidation rights

We have declared, and may declare in the future, a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. In accordance with the Companies Law and our articles of association, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company.

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

B.Significant changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2021.

ITEM 9. THE OFFER AND LISTING

A.Offering and listing details

Not applicable.

B.Plan of distribution

Not applicable.

C.Markets

Our ordinary shares have been listed on the New York Stock Exchange under the symbol “ZIM” since January 28, 2021.

D.Selling shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share capital

Not applicable.

B.Memorandum of association and by-laws

A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report.

C.Material contracts

Not applicable.

D.Exchange controls

There are currently no Israeli currency control restrictions on the import or export of capital or the remittances of dividends on our Ordinary Shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E.Taxation

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

Taxation of our shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Capital gain tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) a right in a foreign resident corporation, which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel), unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus, which is computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel under certain conditions. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2022).

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

Excess Tax. Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% as of 2019 on annual income exceeding a certain threshold (NIS 663,240 for 2022, linked to the annual change in the Israeli Consumer Price Index), including, but not limited to income derived from, dividends, interest and capital gains.

Estate and gift tax. Israeli law presently does not impose estate or gift taxes.

U.S. federal income taxation

The following is a description of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (each defined below, and together, “Holders”) described below of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our ordinary shares. This discussion applies only to a Holder that holds our ordinary shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences applicable to Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;

●	persons holding our ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction, or persons entering into a constructive sale with respect to
●	our ordinary shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes;
●	tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;
●	persons that own or are deemed to own 10% or more of our voting stock or of the total value of our stock;
●	persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	persons holding shares in connection with a trade or business conducted outside of the United States.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and is:

●	a citizen or individual resident of the United States;
●	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

This discussion assumes that we are not, and will not become a passive foreign investment company (a “PFIC”) as described below.

Taxation of Distributions

Distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. Dividends will constitute qualified dividend income if the ordinary shares with respect to which such dividends are paid are readily tradable on an established securities market in the U.S., and we are not a PFIC in the year in which the dividend is paid (or the prior taxable year). We do not believe we were or will become a PFIC and our ordinary shares are traded on the NYSE, and therefore, dividends paid to non-corporate U.S. Holders of our ordinary shares should be eligible for taxation as qualified dividend income.

The amount of a dividend will include any amounts withheld in respect of Israeli taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Israeli shekels will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

As described in “Taxation—Israeli tax considerations” above, gains realized on the sale or other disposition of our ordinary shares may be subject to Israeli taxes. Subject to certain exceptions, Treasury regulations generally preclude U.S. taxpayers from claiming a foreign tax credit with respect to any non-U.S. tax imposed on gains from dispositions of shares held as capital assets, unless the tax is creditable under an applicable income tax treaty. Therefore, a U.S. Holder generally will not be entitled to claim a foreign tax credit for any Israeli taxes imposed on gains from dispositions of our shares, unless they are eligible for the benefits of the U.S.-Israel Tax Treaty and elect to apply the U.S.-Israel Tax Treaty benefits to their gains. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct the Israeli taxes in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their tax advisers regarding eligibility for the benefits of the U.S.-Israel Tax Treaty and the creditability or deductibility of any Israeli tax on disposition gains in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021 and we do not expect to become one in the foreseeable future. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the portion of the U.S. Holder’s holding period that preceded the taxable year of the distribution, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC, for the taxable year in which it paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns our ordinary shares during any year in which we were a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether we are or were a PFIC and the potential application of the PFIC rules.

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

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of and interest in certain foreign financial assets, including stock of a non-U.S. person, subject to certain exceptions (including an exception for financial assets held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares.

F.Dividends and paying agents

Not applicable.

G.Statement by experts

Not applicable.

H.Documents on display

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

I.Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During fiscal year 2021, most of our revenues and most of our operating expenses were denominated in U.S. dollar or linked to the U.S. dollar. See also Note 29 to our audited consolidated financial statements included elsewhere in this Annual Report, in respect of currency risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt securities

Not applicable.

B.Warrants and rights

Not applicable.

C.Other securities

Not applicable.

D.American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.Defaults

No matters to report.

B.Arrears and delinquencies

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

ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

As of December 31, 2021, ZIM Integrated Shipping Services Ltd., including the Company’s Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of ZIM’s disclosure controls and procedures. ZIM’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to ZIM’s management to allow timely decisions regarding required disclosures.

Based on this evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2021, ZIM’s disclosure controls and procedures are effective for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Exchange Act within the time periods specified in the SEC’s rules and forms.

B.Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2021.

C.Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Somekh Chaikin (a member firm of KPMG International), has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2021. The report of Somekh Chaikin is included with our consolidated financial statements included elsewhere in this annual report.

D.Changes in Internal Control over Financial Reporting

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

ITEM 16. RESERVED

ITEM 16A. Audit committee financial expert

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two, and that each of Yair Seroussi, Nir Epstein, Dr. Karsten Karl-Georg Liebing, William (Bill) Shaul and Liat Tennenholtz satisfy this requirement. For more information see “Item 6.C.-Board Practices-Board of Directors.”

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

ITEM 16C. Principal Accountant Fees and Services

Somekh Chaikin, Haifa, Israel (PCAOB ID 1057) (a member firm of KPMG International) has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2021 and 2020.

Amounts billed by KPMG International member firms for audit and other services were as follows:

	2021	2020

	(in thousands of US$)
Audit fees (1)	2,644	1,360
Audit related fees (2)	151	26
Tax services fees (3)	307	126
Other fees paid	123	41
Total	3,225	1,553
(1)	Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are normally provided by an auditor for statutory or regulatory filings, such as consents and review of documents filed with the SEC.
(2)	Audit-related Fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2021 and 2020, that are traditionally performed by an auditor and are reasonably related to the performance of the audit and are not reported under audit fees.
(3)	Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2021 and 2020, for tax compliance, tax advice, and tax planning.

Pre-Approval Policies and Procedures

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent registered public accounting firm. All of the audit and non-audit services provided to us by the independent auditors following the formation of our audit committee were pre-approved by the audit committee.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-65 to this annual report.

ITEM 19. Exhibits

Exhibit No.		Description
1.1

Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.

2.1	*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1		Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
4.2

Amended and Restated Registration Rights Agreement, dated December 22, 2020 by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.

4.3

Form of Letter of Exculpation and Indemnification (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.

4.9		2018 Share Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
4.10		2020 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
4.11		Compensation Policy (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
8.1	*	List of Subsidiaries and entities in which the Company has ownership rights.
12.1	*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2	**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Somekh Chaikin, a member firm of KPMG International
15.2	*	Consent of Dixon Hughes Goodman LLP
101

The following materials from our Annual Report on Form 20-F for the year ended December 31, 2021 formatted in XBRL (Extensible Business Reporting Language) are furnished herewith: (i) the Reports of Independent Registered Public Accounting Firms, (ii) the consolidated statements of financial position, (iii) the consolidated income statements, (iv) the consolidated statements of comprehensive loss, (v) the consolidated statements of changes in equity, (vi) the consolidated statements of cash flows, and (vii) the notes to consolidated financial statements, tagged as blocks of text and in detail.

*	Filed herewith
**	Furnished

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Eli Glickman
	Name:	Eli Glickman
	Title:	President and Chief Executive Officer

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2021

Report of Independent Registered Public Accounting Firm

to the Shareholders and Board of Directors
ZIM Integrated Shipping Services Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of ZIM Integrated Shipping Services Ltd. and subsidiaries (hereinafter: “the Company”) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, “the consolidated financial statements”).

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 9, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

We did not audit the consolidated financial statements of ZIM American Integrated Shipping Services Company, LLC, a wholly-owned subsidiary, which statements reflect total assets constituting 5 percent and 6 percent as of December 31, 2021 and 2020, respectively, of the consolidated total assets. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ZIM American Integrated Shipping Services Company, LLC and subsidiaries is based solely on the report of the other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Lease liabilities

As discussed in Notes 12 and 7 to the consolidated financial statements, as of December 31, 2021 the Company had $3,072 million of lease liabilities and $3,226 million of right-of-use assets. As discussed in Notes 3 and 4, when measuring a lease liability, the Company calculates the present value of the future lease payments during the lease term. The present value is calculated using the Company’s incremental borrowing rate, when the implicit rate is not readily determinable. The lease term and expected lease payments are determined considering extension options or purchase options which are reasonably certain to apply. When determining whether the lease term should include an extension option and whether the expected lease payments should include a purchase option, the Company applies judgment by considering whether there will be an economic incentive for the Company to exercise such options. The Company also applies judgment when determining its incremental borrowing rates based on credit ratings derived from other debt transactions and corresponding yield curves.

We identified the evaluation of the lease term and expected lease payments for vessel and container leases with extension options or purchase options, and the incremental borrowing rates used to measure the lease liability for vessel leases recognized or modified during the year ended December 31, 2021, as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company's expectation of whether there will be an economic incentive to exercise the extension and purchase options for vessel and container leases and to evaluate the incremental borrowing rates used for vessel leases. In addition, specialized skills and knowledge were required to assist in the evaluation of the incremental borrowing rates used by the Company.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested operating effectiveness of certain internal controls related to the Company’s lease process, including controls related to determining whether there will be an economic incentive for the Company to exercise extension and purchase options, and controls related to the Company’s determination of the incremental borrowing rates utilized in the measurement of lease liabilities. To assess the reasonableness of the Company's expectation of exercising extension and purchase options, we compared the current market rates used by the Company in its assessment to current market rates and industry trends from external sources for a selection of vessel and container leases, as well as assessed the Company’s expected vessel deployment with the Company's vessel capacity and deployment schedule for a selection of vessel leases. To assess the incremental borrowing rates, for a sample of vessel leases recognized or modified during the year ended December 31, 2021, we involved valuation professionals with specialized skills and knowledge who assisted in:

●	evaluating the Company’s methodology used to estimate the incremental borrowing rates
●	developing an independent estimate of the credit rating derived from debt transactions and comparing it with the credit rating used by the Company in developing their incremental borrowing rates
●	obtaining independent market yield curves associated with the credit rating used to derive incremental borrowing rates and comparing them to the market yield curves used by the Company to derive incremental borrowing rates.

/s/ Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2004.

Haifa, Israel

March 9, 2022

Report of Independent Registered Public Accounting Firm

to the Shareholders and Board of Directors

ZIM Integrated Shipping Services Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited ZIM Integrated Shipping Services Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March 9, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Somekh Chaikin

Member Firm of KPMG International

Haifa, Israel

March 9, 2022

Report of Independent Registered Public Accounting Firm

Sole Member of ZIM American Integrated Shipping Services Company, LLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of ZIM American Integrated Shipping Services Company, LLC and subsidiaries (collectively, Company) as of December 31, 2021, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2020 and 2019, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2021 in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ DIXON HUGHES GOODMAN LLP

We have served as the Company’s auditor since 2005.

Norfolk, Virginia

February 11, 2022

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2021	2020
	Note	US $’000	US $’000
Assets
Vessels	5	2,957,848	948,004
Containers and handling equipment	5	1,365,759	520,887
Other tangible assets	5	68,947	67,133
Intangible assets	6	73,833	66,465
Investments in associates		12,223	8,441
Other investments	9	169,201	4,888
Trade and other receivables	8	107,020	5,293
Deferred tax assets	24 (c)	2,142	1,502
Total non-current assets		4,756,973	1,622,613
Inventories		118,965	52,237
Trade and other receivables	8	1,278,142	520,001
Other investments	9	2,144,458	58,976
Cash and cash equivalents	10	1,543,300	570,414
Total current assets		5,084,865	1,201,628
Total assets		9,841,838	2,824,241
Equity
Share capital and reserves	11	2,011,409	1,790,794
Retained earnings (deficit)		2,580,596	(1,523,528)
Equity attributable to owners of the Company		4,592,005	267,266
Non-controlling interests		7,524	7,189
Total equity		4,599,529	274,455
Liabilities
Lease liabilities	7	2,178,676	811,840
Loans and other liabilities	12	120,827	519,471
Employee benefits	13	65,592	66,626
Deferred tax liabilities	24 (c)	120,619	339
Total non-current liabilities		2,485,714	1,398,276
Trade and other payables	14	1,086,214	398,876
Provisions	15	28,333	21,420
Contract liabilities		618,342	230,469
Lease liabilities	7	893,004	362,176
Loans and other liabilities	12	130,702	138,569
Total current liabilities		2,756,595	1,151,510
Total liabilities		5,242,309	2,549,786
Total equity and liabilities		9,841,838	2,824,241

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board	President & Chief	Chief Financial Officer
of Directors	Executive Officer

Date of approval of the Financial Statements: March 9, 2022

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31
		2021	2020	2019
	Note	US $’000	US $’000	US $’000
Income from voyages and related services	16	10,728,698	3,991,696	3,299,761
Cost of voyages and related services
Operating expenses and cost of services	17	(3,905,948)	(2,835,112)	(2,810,693)
Depreciation	22	(756,259)	(291,559)	(226,026)
Gross profit		6,066,491	865,025	263,042
Other operating income	18	14,532	12,621	38,099
Other operating expenses	19	(968)	4,272	(1,239)
General and administrative expenses	20	(267,709)	(163,210)	(151,605)
Share of profits of associates		3,955	3,341	4,725
Results from operating activities		5,816,301	722,049	153,022
Finance income	23 (a)	18,786	8,103	2,447
Finance expenses	23 (b)	(175,595)	(189,363)	(156,747)
Net finance expenses		(156,809)	(181,260)	(154,300)
Profit (loss) before income taxes		5,659,492	540,789	(1,278)
Income taxes	24	(1,010,347)	(16,599)	(11,766)
Profit (loss) for the year		4,649,145	524,190	(13,044)
Attributable to:
Owners of the Company		4,640,305	517,961	(18,149)
Non-controlling interests		8,840	6,229	5,105
Profit (loss) for the year		4,649,145	524,190	(13,044)
Earnings (loss) per share (US$)
Basic earnings (losses) per 1 ordinary share	11(d)	40.31	5.18	(*) (0.18)
Diluted earnings (losses) per 1 ordinary share	11(d)	39.02	4.96	(*) (0.18)

(*) Restated to reflect a share split of 1:10 that became effective in 2021.

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31
	2021	2020	2019
	US $’000	US $’000	US $’000
Profit (loss) for the year	4,649,145	524,190	(13,044)
Other components of comprehensive income
Items of other comprehensive income that were or will be reclassified to profit and loss
Foreign currency translation differences for foreign operations	(7,865)	4,019	(4,656)
Net change in fair value of investments in debt instruments at fair value through other comprehensive income, net of tax	(676)
Items of other comprehensive income that would never be reclassified to profit and loss
Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	(233)	563	(294)
Defined benefit plans actuarial gains (losses), net of tax	1,116	174	(5,697)
Other comprehensive income for the year, net of tax	(7,658)	4,756	(10,647)
Total comprehensive income for the year	4,641,487	528,946	(23,691)
Attributable to:
Owners of the Company	4,636,843	523,815	(28,148)
Non-controlling interests	4,644	5,131	4,457
Total comprehensive income for the year	4,641,487	528,946	(23,691)

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
				Retained		Non-
	Share	General	Translation	earnings		controlling	Total
	capital (*)	reserves (**)	reserve	(deficit)	Total	interests	equity

	US $’000
Balance at January 1, 2021	700,310	1,106,470	(15,986)	(1,523,528)	267,266	7,189	274,455
Profit for the year				4,640,305	4,640,305	8,840	4,649,145
Other comprehensive income for the year, net of tax			(3,669)	207	(3,462)	(4,196)	(7,658)
Issuance of share capital, net of issuance costs	203,513				203,513		203,513
Share-based compensation		20,771			20,771		20,771
Exercise of options	19,338	(19,338)
Dividend to owners of the Company				(536,388)	(536,388)		(536,388)
Acquisition of subsidiary with non-controlling interest						393	393
Dividend to non-controlling interests in subsidiaries						(4,702)	(4,702)
Balance at December 31, 2021	923,161	1,107,903	(19,655)	2,580,596	4,592,005	7,524	4,599,529
Balance at January 1, 2020	700,310	1,105,350	(21,103)	(2,042,226)	(257,669)	5,402	(252,267)
Profit (loss) for the year				517,961	517,961	6,229	524,190
Other comprehensive income for the year, net of tax			5,117	737	5,854	(1,098)	4,756
Transaction with an interested party, net of tax		630			630		630
Share-based compensation		490			490		490
Dividend to non-controlling interests in subsidiaries						(3,344)	(3,344)
Balance at December 31, 2020	700,310	1,106,470	(15,986)	(1,523,528)	267,266	7,189	274,455
Balance at January 1, 2019	700,310	1,104,577	(17,095)	(2,018,086)	(230,294)	6,282	(224,012)
Profit (loss) for the year				(18,149)	(18,149)	5,105	(13,044)
Other comprehensive income for the year, net of tax			(4,008)	(5,991)	(9,999)	(648)	(10,647)
Transaction with an interested party, net of tax		807			807		807
Share-based compensation		707			707		707
Acquisition of non-controlling interest		(741)			(741)	(39)	(780)
Dividend to non-controlling interests in subsidiaries						(5,298)	(5,298)
Balance at December 31, 2019	700,310	1,105,350	(21,103)	(2,042,226)	(257,669)	5,402	(252,267)

(*)   See Note 11(a).

(**) Include reserves related to transactions with an interested party and share-based compensation.

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31
		2021	2020	2019
	Note	US $’000	US $’000	US $’000
Cash flows from operating activities
Profit (loss) for the year		4,649,145	524,190	(13,044)
Adjustments for:
Depreciation and amortization	22	779,223	314,185	245,510
Impairment loss (recovery) in respect of tangible assets	19		(4,329)	1,150
Net finance expenses	23	156,809	181,260	154,300
Share of profits and change in fair value of investees		(4,627)	(4,143)	(4,725)
Capital gains, net	18	(8,736)	(8,814)	(35,471)
Income taxes	24	1,010,347	16,599	11,766
Other non-cash items		20,771
		6,602,932	1,018,948	359,486
Change in inventories		(66,728)	8,105	9,731
Change in trade receivables and other receivables		(766,555)	(204,469)	43,422
Change in trade and other payables including contract liabilities		555,881	68,670	(28,111)
Change in provisions and employee benefits		6,572	(2,152)	(7,690)
		(270,830)	(129,846)	17,352
Dividends received from associates		4,395	4,360	5,453
Interest received		3,562	2,317	1,969
Income taxes paid		(369,127)	(14,983)	(13,630)
Net cash generated from operating activities		5,970,932	880,796	370,630
Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and interest in investees		10,905	6,717	44,794
Acquisition of tangible assets, intangible assets and interest in investees	5	(1,005,030)	(42,641)	(16,150)
Acquisition of investment instruments, net		(182,399)
Change in other receivables		(101,783)
Change in other investments (mainly deposits), net	9	(2,064,744)	763	9,382
Net cash generated from (used in) investing activities		(3,343,051)	(35,161)	38,026

The accompanying Notes are an integral part of these consolidated Financial Statements

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31
		2021	2020	2019
	Note	US $’000	US $’000	US $’000
Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities		50,000		678
Issuance of share capital, net of issuance costs (see Note 11(a))		205,394
Sale and lease back transactions			9,052	13,151
Repayment of lease liabilities and borrowings (*)	12(d)	(1,191,313)	(336,225)	(300,763)
Change in short-term loans		(15,998)	6,071	3,324
Dividend paid to non-controlling interests		(4,702)	(3,344)	(4,818)
Dividend paid to owners of the Company	11	(536,388)
Interest paid		(160,019)	(133,459)	(122,972)
Other financial expenses paid			(2,493)
Net cash used in financing activities		(1,653,026)	(460,398)	(411,400)
Net change in cash and cash equivalents		974,855	385,237	(2,744)
Cash and cash equivalents at beginning of the year		570,414	182,786	186,291
Effect of exchange rate fluctuation on cash held		(1,969)	2,391	(761)
Cash and cash equivalents at the end of the year	10	1,543,300	570,414	182,786

(*) Includes early repayments, see also Note 1(b).

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

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

The container shipping industry continues to be characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including further implications that might derive from the Covid-19 pandemic, or the recent conflict between Russia and Ukraine). Market conditions in the recent quarters impacted positively, resulting in improved results of the Company, mainly driven by increased freight rates and volumes of trades, partially offset by the impact of increased charter hire rates and bunker prices.

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by participating in partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies. In addition, the Company continues to explore options which can contribute to strengthen its capital and operational structure. In respect to the Company’s initial public offering, completed in February 2021 - see Note 11(a).

Further to the Company’s operational cooperation with the “2M” alliance initiated in 2018, the Company announced in February 2022, that the 2M alliance partners (Maersk and MSC, two leading shipping liner companies) and the Company have formally agreed to extend their existing operational collaboration agreement, based on a full slot exchange and vessel sharing agreement, on the Asia – US East Coast and Asia – US Gulf Coast trades. The parties also agreed to terminate their collaboration in the Asia to Mediterranean and Pacific North – West trades, in which ZIM will launch a new independent service to address its customers' needs. The agreements with the 2M alliance partners will become effective on April 2, 2022.

During 2021 the Company made early repayments of its Series 1 and series 2 notes (Tranche C and D), in accordance with the related excess cash mechanism, in a total amount of US$ 434 million. These payments reflect a full settlement of the indebtedness related to such notes and resulted in the removal of all related provisions and limitations (see also Note 12(b)).

Charter agreements:

In February 2021, the Company entered into a strategic agreement with Seaspan, for the long-term charter of ten 15,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, intended to be delivered between February 2023 and January 2024. The Company intends to deploy these vessels on its Asia-US East Coast Trade, as an enhancement to its service on this strategic trade.

In July 2021, the Company entered into an additional strategic agreement with Seaspan, for the long-term charter of ten 7,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, with an option for additional five of such vessels, intended to be delivered between the fourth quarter of 2023 and throughout 2024 and to be deployed across the Company’s various global-niche trades.

In September 2021, the Company exercised the option in respect of the additional five vessels.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity (cont’d)
(b)	Financial position (cont’d)

Pursuant to each of the above-mentioned agreements, the Company will charter the vessels for a period of 12 years and has secured an option to later elect a total charter period of 15 years. The Company was further granted by Seaspan a right of first refusal to purchase the chartered vessels should Seaspan choose to sell them during the charter period, and an option to purchase the vessels at the end of the charter term. The Company expects to incur, in annualized charter hire costs per vessel, approximately US$ 17 million in respect of the abovementioned 15,000 TEU vessels, and approximately US$ 13 million in respect of the abovementioned 7,000 TEU vessels, over the term of the agreements, depending on the charter period elected.

In January 2022, the Company entered into an agreement, with a shipping company accounted as a related party, for an eight-years charter of three 7,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, intended to be delivered during the first and second quarters of 2024. The Company expects to incur approximately US$ 14 million, in annualized charter hire costs per vessel, over the term of the agreement.

In February 2022, the Company entered into an agreement with Navios Maritime Partners L.P., according to which ZIM will charter a total of thirteen container vessels for a term of approximately 5 years, comprising five secondhand vessels at the size range of 3,500-4,360 TEU, expected to be delivered in the first and second quarters of 2022 and deployed in trades between Asia and Africa, and eight 5,300 TEU newbuild vessels scheduled to be delivered between the third quarter of 2023 and the fourth quarter of 2024. The Company expects to incur, between US$ 13 million and US$ 15 million, in annualized charter hire costs per vessel, over the term of the agreement.

The above engagements for the long-term charter of vessels using LNG technology, align with the Company’s commitments in respect of carbon emissions reduction. As part of its ongoing operational needs, the Company continues to charter additional vessels and extend vessel charter periods (See also Note 7).

Vessels and equipment acquisitions:

During 2021, the Company has entered into multiple agreements for the purchase of containers (mostly new-build units) in an aggregate amount of US$ 898 million. During the year, the Company recognized an aggregated cost of US$ 819 million in respect to containers delivered, out of such purchases.

In addition, the Company entered into a series of agreements to purchase a total of eight vessels, each with a capacity ranging between 1,100 and 4,250 TEU, for an aggregated amount of US$ 355 million. During the second half of 2021, the Company recognized a cost of US$ 102 million in respect of three delivered vessels, with the remaining vessels to be delivered through April 2022.

Dividends:

In September and December 2021, further to the approval of the Company’s Board of Directors, the Company distributed dividends in an amount of US$ 237 million and US$ 299 million, reflecting US$ 2.00 and US$ 2.50 per ordinary share, respectively.

In March 2022, further to the Company’s updated dividends policy, the Company’s Board of Directors approved an additional distribution of dividend of approximately US$ 17.00 per ordinary share (or approximately US$ 2,036 million, considering the number of ordinary shares outstanding as of December 31, 2021). The dividend is scheduled to be paid on April 4, 2022, to all holders of ordinary shares on record as of March 23, 2022.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2            Basis of Preparation

(a)Statement of compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by IASB.

The Financial Statements were approved for issue by the Board of Directors on March 9, 2022.

(b)Basis of measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following assets and liabilities, that are measured as disclosed in Note 3 below:

-	Financial instruments measured at fair value through profit or loss.
-	Financial instruments measured at fair value through other comprehensive income.
-	Deferred tax assets and liabilities
-	Provisions
-	Assets and liabilities in respect of employee benefits
-	Investments in associates

(c)Use of estimates and judgements

The preparation of Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. In respect of estimates related to determination of fair value, please also refer to Note 4.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Information about accounting estimates and judgments made by management in the application of IFRS that have significant effect on the Financial Statements and / or with a significant risk of material adjustment in future periods, are discussed in Note 4.

(d)Functional and presentation currency

These Consolidated Financial Statements are presented in United States dollars, which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

(e)Operating cycle

The normal operating cycle of the Company is not longer than one year.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2            Basis of Preparation (cont’d)

(f)Changes in accounting guidance

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

The amendment is effective retrospectively for annual periods beginning on or after January 1, 2022, in respect of contracts where the entity has not yet fulfilled all its obligations. Upon application of the amendment, the Group will not restate comparative data, but will adjust the opening balance of retained earnings at the date of initial application, by the amount of the cumulative effect of the amendment. The Group does not expect that the effects of this amendment will have a material impact on its financial statements.

3            Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Group entities.

(a)	Basis of consolidation
(i)Business combinations

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

(ii)Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3            Significant accounting policies (cont’d)

(a)	Basis of consolidation (cont’d)
(iii)Non-controlling interests

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

(iv)Loss of control

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

(v)Investment in associates

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

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

(vi)Change in interest held in associated companies while retaining significant influence

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

(vii)Loss of significant influence

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3            Significant accounting policies (cont’d)

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

Foreign currency differences arising from translation are recognized in other comprehensive income and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests.

(c)	Financial instruments

(i)Non-derivative financial assets

Initial recognition of financial assets

The Group initially recognizes loans, receivables and deposits on the date that they are originated. All other financial assets acquired in a regular way purchase, are recognized initially on the trade date which is the date that the Group becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset, unless subsequently measured at fair value. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification of financial assets into categories and the accounting treatment of each category

The Group’s non-derivative financial instruments include investments in debt and equity securities, trade and other receivables and cash and cash equivalents, classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income – investments in debt instruments; fair value through other comprehensive income – investments in equity instruments; or fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss: (i) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on specified dates.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3            Significant accounting policies (cont’d)

(c)	Financial instruments (cont’d)

A financial asset is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated at fair value through profit or loss:

(i)  it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and (ii) the contractual terms of the debt instrument give rise to cash flows representing solely payments of principal and interest on specified dates.

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income as described above, as well as financial assets designated at fair value through profit or loss, are measured at fair value through profit or loss.

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

The Group classifies its investment instruments according to the objectives of the business model within which the instruments are held, at the level of the portfolio. Such assessment considers the Company's stated policies and objectives for the portfolio and management's considerations in evaluating its performance, as well as the frequency, volume and timing of purchases and disposals of the portfolio's financial assets, in prior periods and per future expectations.

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

Subsequent measurement and gains and losses

Financial assets at fair value through profit or loss - These assets are subsequently measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in profit or loss (other than certain derivatives designated as hedging instruments).

Investments in equity instruments at fair value through other comprehensive income - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss, unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and are never reclassified to profit or loss.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3            Significant accounting policies (cont’d)

(c)	Financial instruments (cont’d)

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Investments in debt instruments at fair value through other comprehensive income - These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

Cash and cash equivalents

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents are short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

(ii)Non-derivative financial liabilities

The Group’s non-derivative financial liabilities as of reporting date, include loans and borrowings from banks and others, lease liabilities and trade and other payables.

The Group initially recognizes financial liabilities on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3             Significant accounting policies (cont’d)

(c)	Financial instruments (cont’d)

(ii)Non-derivative financial liabilities (cont’d)

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

(iii)Derivative financial instruments (economic hedges)

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are recognised in profit or loss.

(iv)Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IAS 37 and the liability initially recognized after being amortized in accordance with IFRS 15. Any resulting adjustment of the liability is recognized in profit or loss.

(v)Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3             Significant accounting policies (cont’d)

(d)	Vessels, containers, handling equipment and other tangible assets
(i)Owned assets

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3             Significant accounting policies (cont’d)

(d)	Vessels, containers, handling equipment and other tangible assets (cont’d)

The estimated useful lives of other tangible assets for the current and comparative periods are as follows:

	years
1. Buildings	25
2. Computer systems and communication equipment	4 – 7	(mostly 5 years)
3. Other	5 – 15

Depreciation methods and estimates of useful life and residual value are reviewed at each reporting date.

(ii)Leased (Right-of-use) assets

A lease, in accordance with IFRS 16, defined as an arrangement that conveys the right to control the use of an identified asset for a period of time in exchange for consideration, is initially recognized on the date in which the lessor makes the underlying asset available for use by the lessee.

Upon initial recognition, the Company recognizes a lease liability at the present value of the future lease payments during the lease term and concurrently recognizes a right-of-use asset at the same amount of the liability, adjusted for any prepaid and/or initial direct costs incurred in respect of the lease. The present value is calculated using the implicit interest rate of the lease, or the Company’s incremental borrowing rate applicable for such lease, when the implicit rate is not readily determinable. The lease term is the non-cancellable period of the lease, considering extension and/or termination options which are reasonably certain to apply (see also Note 4 (i)(a)).

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

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

The term of leases in which the Group is engaged with, are as follows:

years
1. Vessels	1 - 6
2. Containers	1 - 13
3. Buildings, vehicles and other assets	Mainly 1 - 10

(e)	Intangible assets
(i)Goodwill

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets.

Subsequent to its initial recognition, goodwill is measured at cost less accumulated impairment losses.

(ii)Research and development of software

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3             Significant accounting policies (cont’d)

(e)	Intangible assets (cont’d)
(iii)Software

The Group’s assets include computer systems consisting of hardware and software. The licenses for the software, which are considered to be a separate item, adding functionality to the hardware, are classified as intangible assets.

(iv)Subsequent expenditures

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognised in profit or loss as incurred.

(v)Amortization

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

Amortization is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Software	5 years
Capitalised software development costs	5 – 8 years

Amortization methods and estimates of useful life and residual value are reviewed at each reporting date.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3             Significant accounting policies (cont’d)

(f)	Impairment

(i)Financial assets

The Group recognizes a credit loss when it determines that the credit risk of a financial asset has increased significantly since initial recognition.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets. For investments in debt instruments at fair value through other comprehensive income, the provision for expected credit losses is recognized in other comprehensive income and it does not reduce the carrying amount of the financial asset.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortized cost the reversal is recognised in profit or loss.

(ii)Non-financial assets

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (hereinafter: cash-generating unit, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value-in-use and its fair value less costs to sell. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset or cash-generating unit.

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, accounted for this purpose as one cash-generating unit, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the CGU’s recoverable amount is estimated.

An impairment loss is recognised if the carrying amount of the Company's cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to reduce the carrying amount of the other assets in that unit, on a pro rata basis.

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3            Significant accounting policies (cont’d)

(g)	Employee benefits (cont’d)

(ii)Termination benefits

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

(iii)Other long-term benefits

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

(iv)Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

(v)Share-based compensation

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

If the terms of an award previously granted are modified by increasing the fair value of the equity instruments granted, such incremental fair value, measured immediately before and after the modification, is recognised for the grantee's services as a salary expense, over the period from the modification date and until the modified equity instruments are fully vested.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3            Significant accounting policies (cont’d)

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3            Significant accounting policies (cont’d)

(j)	Finance income and expenses

Finance income ordinarily includes interest income, recognised as it accrues in profit or loss, using the effective interest method.

Finance expenses include mainly interest expense related to lease liabilities and borrowings and impairment losses recognised in respect of trade and other receivables.

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3            Significant accounting policies (cont’d)

(k)	Income taxes (cont’d)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets are offset against deferred tax liabilities if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

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

(m)	Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder were measured at fair value on the date of the transaction, with the difference between the fair value and the consideration from the transaction recorded in the Company’s equity.

(n)	Government grants

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant.

Grants received from the Government of Israel with respect to the cost of employing Israeli resident sailors on Israeli vessels are deducted from the salary costs.

(o)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average principle, and mainly includes fuel on board.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3            Significant accounting policies (cont’d)

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

4             Accounting estimates

(i)Significant accounting estimates and judgements

The significant accounting estimates and judgements are as follows:

(a)Assessment of extension options and purchase options available in lease arrangements

Future lease payments during the lease term, measured at present value, include extension options and /or purchase options which are estimated by the Company as reasonably certain to apply. When assessing such options, the Company applies judgment, while considering all relevant aspects and circumstances, including its expected operational needs, to conclude whether it expects there will be an economic incentive to exercise such options. The assessment of those options affects the measurement of the related lease liabilities and their corresponding right-of-use assets, and in some circumstances, also the recognition of such liabilities and assets.

(b)Assessment of incremental borrowing rate applicable for lease arrangements

A lease liability is measured using the Company's applicable incremental borrowing rate, when the implicit rate is not readily determinable. The Company estimates its incremental borrowing rate, with the assistance of a third-party appraiser, based on credit rating derived from available debt transactions and their corresponding yield curves, while applying judgment in respect of the comparability of such debt transactions to the lease arrangements.

(c)Assessment of probability of contingent liabilities

Legal matters, including applications for class actions, are pending against the Company and/or its investees. Management evaluates based on the opinion of its legal advisors, whether it is more likely than not that an outflow of economic resources will be required in respect of potential liabilities under such legal matters. The developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to a high level of uncertainty which could result in recognition, adjustment or reversal of a provision for such matters. For information in respect to the Company’s exposure to claims and legal matters, see Note 27 (Contingent liabilities).

(ii)Determination of fair values

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4             Accounting estimates

(ii)Determination of fair values (cont’d)

(a)Non-derivative financial liabilities

See Note 29(a)(2).

(b)Cash Generating Unit for impairment testing

See Note 6.

(c)Financial assets measured at fair value through other comprehensive income

The fair value of financial assets classified as measured at fair value through other comprehensive income is measured based on their quoted prices on an active market.

(d)Share-based compensation arrangements

See Note 11(c).

5            Vessels, containers, handling equipment and other tangible assets (*)

(a)	Cost:

				Lease	Effect of
	Balance at			modifications	movements	Balance at
	January 1,			and	in exchange	December 31,
	2021	Additions	Disposals	terminations	rates	2021

	US $’000
Vessels	1,595,576	1,778,483		818,134		4,192,193
Containers and equipment	983,284	862,336	(15,500)	40,297		1,870,417
Computer systems and communication equipment	60,490	5,447	(14,687)	752	(28)	51,974
Other property and equipment	118,550	19,183	(1,225)	907	(67)	137,348
Total	2,757,900	2,665,449	(31,412)	860,090	(95)	6,251,932

Depreciation and impairment charges:

				Lease	Effect of
	Balance at			modifications	movements	Balance at
	January 1,			and	in exchange	December 31,
	2021	Depreciation	Disposals	terminations	rates	2021

	US $’000
Vessels	647,572	611,731				1,259,303
Containers and equipment	462,397	133,426	(11,052)	(2,599)		582,172
Computer systems and communication equipment	47,626	7,132	(14,669)		14	40,103
Other property and equipment	64,281	17,384	(1,072)		(321)	80,272
Total	1,221,876	769,673	(26,793)	(2,599)	(307)	1,961,850

Payments on account						102,472

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5           Vessels, containers, handling equipment and other tangible assets (*) (cont’d)

Net carrying amounts:

	Balance at	Balance at
	January 1,	December 31,
	2021	2021
	US $’000	US $’000
Vessels	948,004	2,932,890
Payments on account		24,958
	948,004	2,957,848

Containers and equipment	520,887	1,288,245
Payments on account		77,514
	520,887	1,365,759

Computer systems and communication equipment	12,864	11,871
Other property and equipment	54,269	57,076
	67,133	68,947
Total	1,536,024	4,392,554

(*)Includes right-of-use assets (see also Note 7).

Cost:

				Reclass	Lease	Effect of
	Balance at			from assets	modifications	movements	Balance at
	January 1,			held	and	in exchange	December 31,
	2020	Additions	Disposals	for Sale	terminations	rates	2020

	US $’000
Vessels	1,178,983	284,874		50,667	81,052		1,595,576
Containers and equipment	828,898	182,521	(22,820)		(5,315)		983,284
Computer systems and communication equipment	53,583	3,372	(588)		3,787	336	60,490
Other property and equipment	109,094	13,412	(2,172)		(2,159)	375	118,550
Total	2,170,558	484,179	(25,580)	50,667	77,365	711	2,757,900

Depreciation and impairment charges:

				Reclass	Lease	Effect of
	Balance at			from assets	modifications	movements	Balance at
	January 1,			held	and	in exchange	December 31,
	2020	Depreciation	Disposals	for sale	terminations	rates	2020

	US $’000
Vessels	461,042	188,890		38,721	(41,081)		647,572
Containers and equipment	403,160	94,415	(16,264)		(18,914)		462,397
Computer systems and
communication equipment	41,715	6,479	(588)			20	47,626
Other property and equipment	51,860	14,435	(2,081)		(484)	551	64,281
Total	957,777	304,219	(18,933)	38,721	(60,479)	571	1,221,876

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5           Vessels, containers, handling equipment and other tangible assets (*) (cont’d)

Net carrying amounts:

	Balance at	Balance at
	January 1,	December 31,
	2020	2020
	US $’000	US $’000
Vessels	717,941	948,004
Containers and equipment	425,738	520,887
Computer systems and communication equipment	11,868	12,864
Other property and equipment	57,234	54,269
	69,102	67,133
Total	1,212,781	1,536,024

(*) Mostly related to right-of-use assets (see also Note 7).

6            Intangible assets

(a)	Cost:

				Effect of
	Balance at			movements	Balance at
	January 1,			in exchange	December 31
	2021	Additions	Disposals	rates	2021

	US $’000
Goodwill	7,563			(1,292)	6,271
Software (mostly development costs)	194,506	17,084		(2)	211,588
Dry docking	4,514		(4,514)
Other intangible assets	3,415	1,098			4,513
Total	209,998	18,182	(4,514)	(1,294)	222,372

Amortization and impairment losses:

				Effect of
	Balance at			movements	Balance at
	January 1,			in exchange	December 31,
	2021	Amortization	Disposals	rates	2021

	US $’000
Goodwill
Software (mostly development costs)	136,341	9,276		(30)	145,587
Dry docking	4,514		(4,514)
Other intangible assets	2,678	274			2,952
Total	143,533	9,550	(4,514)	(30)	148,539

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6            Intangible assets (cont’d)

Net carrying amounts:

	Balance at	Balance at
	January 1,	December 31,
	2021	2021
	US $'000	US $'000
Goodwill	7,563	6,271
Software (mostly development costs)	58,165	66,001
Dry docking
Other intangible assets	737	1,561
Total	66,465	73,833

Cost:

				Effect of
	Balance at			movements	Balance at
	January 1,			in exchange	December 31,
	2020	Additions	Disposals	rates	2020

	US $’000
Goodwill	8,299			(736)	7,563
Software (mostly development costs)	182,296	12,245	(19)	(16)	194,506
Dry docking	4,514				4,514
Other intangible assets	3,415				3,415
Total	198,524	12,245	(19)	(752)	209,998

Amortization and impairment losses:

				Effect of
	Balance at			movements	Balance at
	January 1,			in exchange	December 31,
	2020	Amortization	Disposals	rates	2020

	US $’000
Goodwill
Software (mostly development costs)	126,645	9,733	(13)	(24)	136,341
Dry docking	4,429	85			4,514
Other intangible assets	2,530	148			2,678
Total	133,604	9,966	(13)	(24)	143,533

Net carrying amounts:

	Balance at	Balance at
	January 1,	December 31,
	2020	2020
	US $’000	US $’000
Goodwill	8,299	7,563
Software (mostly development costs)	55,651	58,165
Dry docking	85
Other intangible assets	885	737
Total	64,920	66,465

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6            Intangible assets (cont’d)

Impairment test

For the purpose of IAS 36, the Group, which operates an integrated liner network, has one cash-generating unit (hereinafter: CGU), which consists of all of the Group’s operating assets.

As at December 31, 2021, the Group did not identify any impairment indicators in respect of its cash-generating unit. The recoverable amount, for the purpose of the annual impairment test for goodwill, was based on fair value less cost of disposal of the CGU, and did not result with in an impairment.

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

(a)	Right-of-use assets

			Buildings, Vehicles
		Containers and	and other tangible
	Vessels	equipment	assets	Total

	US $’000
Balance as at January 1, 2021	826,678	466,070	47,911	1,340,659
Additions	1,677,501	85,171	16,273	1,778,945
Depreciation	(602,100)	(89,158)	(18,502)	(709,760)
Other (*)	818,135	(3,439)	1,881	816,577
Balance as at December 31, 2021	2,720,214	458,644	47,563	3,226,421

			Buildings, vehicles
		Containers and	and other tangible
	Vessels	equipment	assets	Total

Balance as at January 1, 2020	600,480	408,003	49,813	1,058,296
Additions	284,756	152,481	11,599	448,836
Depreciation	(180,690)	(84,119)	(15,841)	(280,650)
Other (*)	122,132	(10,295)	2,340	114,177
Balance as at December 31, 2020	826,678	466,070	47,911	1,340,659

(*) Mainly modifications, see also Note 5.

(b)	Maturity analysis of the Group’s lease liabilities

	As at December 31
	2021	2020

	US $’000
Less than one year	893,004	362,176
One to five years	1,981,465	588,028
More than five years	197,211	223,812
Total	3,071,680	1,174,016

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7            Leases (cont’d)

The Group’s lease liabilities are mostly denominated in USD, discounted, as of December 31, 2021, by interest rates with weighted average of 5.0%.

(c)	Amounts recognized in profit or loss

	2021	2020

	US $’000
Interest expenses on lease liabilities	139,552	102,480
Expenses relating to short-term leases:
Vessels	71,689	121,115
Containers	36,597	27,049

(d)	Amounts recognized in the statement of cash flows

	2021	2020

	US $’000
Cash outflow related to lease liabilities	877,789	368,931

(e)	For further details regarding the Company’s obligations, in respect of leases not accounted as a lease liability, see Note 26.

8            Trade and other receivables

(a)Carrying amounts

	2021	2020

	US $’000

Non-current other receivables (*)	107,020	5,293
(*) Mainly deposits related to lease activities.
Current trade and other receivables
Trade receivables	1,178,001	457,506
Other receivables
Insurance recoveries (see also Note 15)	7,672	4,636
Government institutions	14,865	15,471
Prepaid expenses	55,812	30,014
Other receivables	21,792	12,374
	100,141	62,495

	1,278,142	520,001

The Group’s exposure to credit and market risks is disclosed in Note 29.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8            Trade and other receivables (cont’d)

(b)Factoring facility

In August 2019, the Company entered into a revolving arrangement with a financial institution, subject to periodical renewals, for the recurring sale of receivables, designated by the Company. According to this arrangement, an agreed portion of each designated receivable is sold to the financial institution in consideration of cash in the amount of the portion sold, limited to an aggregated amount of US$ 100 million, net of the related fees. The collection of receivables previously sold, enables the recurring utilization of the above-mentioned limit. The true sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9 (Financial Instruments).

As at December 31, 2021, no amounts were withdrawn under this arrangement (US$ 2 million as of December 31, 2020).

Following the reporting date, the agreement was renewed to additional period ending February 2023.

9            Other investments

	2021	2020

	US$’000
Non-current investments
Debt securities and other financial assets at fair value through other comprehensive income	162,947
Financial assets at fair value through profit or loss	2,284	2,101
Other	3,970	2,787
	169,201	4,888

Current investments
Bank deposits and other financial assets at amortized cost (*)	2,123,094	55,836
Financial assets at fair value through profit or loss	1,110	842
Equity instruments at fair value through other comprehensive income	20,254	2,298
	2,144,458	58,976

Bank deposits at amortized costs bare average interest of 0.6% (2020: 1.7)% and mature in 2022. Debt securities at fair value through other comprehensive income bare average interest of 1.3% and mature in a weighted average of 3.4 years.

The Group’s exposure to credit, currency and interest rate risks related to investments is disclosed in Note 29.

10          Cash and cash equivalents

	2021	2020

	US$’000
Bank balances and cash in hand	499,301	187,125
Demand deposits	1,043,999	383,289
	1,543,300	570,414

The Group’s exposure to credit, interest rate and currency risks, and a sensitivity analysis for financial assets are disclosed in Note 29.

ZIM INTEGRATED SHIPPING SERVICES LTD.

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

In February 2021, the Company completed its initial public offering of 15,000,000 ordinary shares (including shares issued upon the exercise of the underwriters' option), at an offering price of US$15.00 per share, for gross consideration of $225 million ($204 million, after deducting underwriting discounts and commissions and other offering costs). Accordingly, these financial statements reflect the abovementioned share split retrospectively, in all presented periods.

	2021	2020
Number of ordinary shares (issued and paid up):
Balance at the beginning of the year	100,000,000	100,000,000
Issued in consideration of cash (public offering)	15,000,000
Exercise of share options (cashless)	4,743,188
Balance at the end of the year	119,743,188	100,000,000
Ordinary shares – in US$’000’s	—	88
– in NIS’000’s	—	300

As at December 31, 2021 the authorised share capital is comprised of 350,000,001 ordinary shares, with no par value.

The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at meetings of the Company. All shares rank equally in respect to interests the Company, including in respect to the Company’s residual assets, except as disclosed in (b) below.

In respect of dividends distributed during 2021, see Note 1(b).

(b)	Special State Share

The issued and paid-up share capital includes one share which is a Special State Share.

In the framework of the process of privatising the Company, all the State of Israel’s holdings in the Company (about 48.6%) were acquired by The Israel Corporation (as later transferred to Kenon holdings Ltd.) pursuant to an agreement from February 5, 2004. As part of the process, the Company allotted to the State of Israel a Special State Share so that it could protect the vital interests of the State.

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

Except for the rights attached to the said share, it does not confer upon its holder voting rights or any share capital related rights.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	Capital and reserves (cont’d)
(c)Share-Based Compensation Arrangements

2018 Grant

During 2018 the Company granted certain senior managers with options (see also Note 13(i)), according to the below terms (also reflecting the above-mentioned share split):

		Number of		Contractual
Grant date	Instrument terms	instruments	Vesting Terms	life
June 30, 2018	Each option is exercisable into one ordinary share, at the exercise price of the share on the grant date, adjusted to future dividends.	4,990,000	50%, 25% and 25% of the options are exercisable following a service period of 2 years, 3 years and 4 years, respectively.	6 years

The weighted average fair value of options on grant date was $3.62, measured using the Black-Scholes model, based on the following measurement inputs:

Share price on grant date	USD 1.00
Exercise price	USD 1.00
Expected volatility	31.9%
Expected life	6 years
Expected dividends	0%
Risk-free interest rate	2.7%

In December 2021, the Company's Board of Directors, as well as the General meeting of the Company's shareholders, approved the vesting acceleration of the then remaining unvested options, according to which all such options became fully vested on or prior to December 13, 2021.

As at December 31, 2021, the number of outstanding and exercisable options was 167,500.

2021 Grant

During the first quarter of 2021, further to prior approvals of the Company’s Compensation committee, Audit committee and Board of Directors, and concurrently with the consummation of the Company’s initial public offering, the Company granted a senior member of the Company’s Management with options exercisable to its ordinary shares, according to the below terms:

Grant date	Instrument terms	Number of	Vesting Terms	Contractual
		instruments		life
January 27, 2021	Each option is exercisable into one ordinary share, at the exercise price per the offering price of US$ 15.00, adjusted to future dividends.	546,822	25% of the options shall vest upon the first anniversary of the grant date with the remaining options vesting in equal quarterly portions over the following three years period.	5 years

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11      Capital and reserves (cont’d)
(c)	Share-Based Compensation Arrangements (cont’d)

The weighted average fair value of the option on grant date was US$ 5.32, measured using the Black & Scholes model, based on the following measurement inputs:

Share price on grant date	USD 15.00
Exercise price	USD 15.00
Expected volatility	40.2%
Expected life	5 years
Expected dividends	0%
Risk-free interest rate	0.46%

Reconciliation of outstanding share options

	2021		2020
		Weighted		Weighted
	Number of	average	Number of	average
	Options	exercise price	Options	exercise price
Outstanding at the beginning of the period	4,990,000	1.00	4,990,000	1.00
Granted during the year	546,822	15.00
Exercised during the year	(4,822,500)	0.75
Outstanding at the end of the period	714,322	8.04	4,990,000	1.00

Exercisable at the end of the period	167,500	0.00	2,495,000	1.00

Options’ exercise price is adjusted in respect of dividend distributions.

The weighted average share price at the date of exercise for share options exercised in 2021 was US$46.34.

The weighted average contractual life of the outstanding options as of December 31, 2021 was 3.71 years.

During the year ended December 31, 2021, 2020 and 2019, the Company recorded expenses related to share-based compensation arrangements (including in respect of accelerated vesting of options) of US$20,771 thousands, US$490 thousands and US$707 thousands, respectively.

In March 2022, the Board of directors approved a grant of share options to officers, directors and employees of approximately 2,228,375 options. Grants to the Company’s Chief executive officer and directors are subject to shareholders’ approval.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	Capital and reserves (cont’d)

(d)Earnings (Loss) per share

Basic and diluted earnings (loss) per share

	2021	2020	2019

	US$’000
Profit (loss) attributable to ordinary shareholders used to calculate basic and diluted earnings (loss) per share	4,640,305	517,961	(18,149)
Number of outstanding shares at the beginning of the period	100,000,000	100,000,000	100,000,000
Effect of shares issued during the period	13,712,329
Effect of share options exercised	1,393,175
Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	115,105,504	100,000,000	100,000,000
Effect of share options outstanding	3,828,219	4,530,892
Weighted average number of ordinary shares used to calculate diluted earnings (loss) per share	118,933,723	104,530,892	100,000,000

In the year ended December 31, 2019, options for 4,990,000 ordinary shares, granted to certain senior managers (see above) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

12          Loans and other liabilities

This Note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risks, see Note 29(a).

(a)	The loans and other liabilities are as follows:

	2021	2020

	US$’000
Non-current liabilities
Loans from financial institutions	35,235	3,714
Loan from shipyard	56,591	52,240
Other loans and liabilities	29,001	39,817
Debentures		423,700
	120,827	519,471
Current liabilities
Current portion of loans from financial institution	13,605	6,213
Current portion of other loans and liabilities	10,594	9,855
	24,199	16,068

Short-term borrowings	106,503	122,501
	130,702	138,569

See also Note 1(b) with respect to the early repayment of the Company’s debentures and Note 29(a)(2) with respect to the contractual maturities of financial liabilities.

Securing assets

As security for part of the short-term and long-term bank credit and other long-term loans and liabilities, liens have been registered on certain assets, including the insurance rights and the generated revenues related to such assets.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12          Loans and other liabilities (cont’d)

(b)	Terms and debt repayment schedule

Terms and conditions of outstanding loans are as follows:

	December 31, 2021
					Carrying
		Effective	Year of	Face	Amount
	Currency	interest (2)	Maturity	value	(3)

				US $’000
Long-term loans:
Tranche E (1)	US$	8.7%	2026	74,711	56,591
Other	US$	(*) 6.6%	2022-2026	86,328	86,328
Long-term liabilities	US$		2022	2,107	2,107
Short-term credit from banks (4)	US$	2.4%	2022	106,503	106,503
				269,649	251,529

	December 31, 2020
		Effective	Year of		Carrying
	Currency	interest (2)	Maturity	Face value	Amount (3)

				US $’000
Debentures :
Tranche C (1)	US$	7%	2023	302,219	297,816
Tranche D (1)	US$	7.9%	2023	130,347	125,884
Long-term loans:
Tranche E (1)	US$	8.7%	2026	73,400	52,240
Other	US$	(*) 9.4%	2022-2025	56,204	56,204
Long-term liabilities	US$		2022-2022	3,395	3,395
Short-term credit from banks (4)	US$	2.7%	2022	122,501	122,501
				688,066	658,040

(*)Weighted average.

See also Note 7(b) with respect to lease liabilities.

(1)	During 2014 the Company completed its debt restructuring, which involved the majority of its creditors, related parties and additional stakeholders. In the framework of the restructuring, the following debt instruments were issued:
(i)	Tranche A, as fully secured debt (partially issued as debentures) – early repaid in June 2020.
(ii)	Tranches C and D, as unsecured notes, payable on June 2023 and subject to early repayment mechanism related to excess cash and proceeds from sale of assets, as defined in the restructuring agreement. During 2021 the Company made early repayments under such mechanism in a total amount of US$ 434 million, resulting with the full settlement of the notes.
(iii)	Tranche E, as unsecured loan, payable on 2026, subject to the full settlement of Tranches A, C and D.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12          Loans and other liabilities (cont’d)

(b)	Terms and debt repayment schedule (cont’d)
(2)	The effective interest rate is the rate that discounts estimated future cash payments or receipts through the contractual life of the financial instrument to the net carrying amount of the financial instrument and it does not necessarily reflect the contractual interest rate.
(3)	Regarding the carrying amount of the assets securing the Company’s loans and liabilities, see Note 12(a).
(4)	Includes US$ 35 million subject to Libor + 2.8%.
(c)Financial covenants

Following the early repayment of Tranche A in June 2020, the covenants previously referred to as ‘Fixed charge cover ratio’ and ‘Total leverage ratio’, were removed and no longer exist.

As at December 31, 2021, the Company complies with all its covenants. According to these consolidated Financial Statements, the Company’s liquidity, as defined in the related agreements, amounts to US$ 3,641 million (Minimum Liquidity required is US$ 125 million).

(d)	Movement in liabilities deriving from financing activities

	Loans and other liabilities
	Loans and
	other		Lease
	Liabilities	Debentures	Liabilities
Balance as at January 1, 2021	234,340	423,700	1,174,016
Changes from financing cash flows:
Receipt of long-term loans and other long-term liabilities	50,000
Repayment of borrowings and lease liabilities	(19,734)	(433,799)	(737,780)
Change in short-term loans	(15,998)
Additional leases			1,779,748
Modifications			863,999
Other changes (*)	2,921	10,099	(8,303)
Balance as at December 31, 2021	251,529	—	3,071,680

(*)	Mainly includes discount amortization, adjustments in respect of estimated cashflows and accrual of PIK interest.

	Loans and other liabilities
	Loans and
	other		Lease
	Liabilities	Debentures	Liabilities
Balance as at January 1, 2020	226,525	455,474	857,326
Changes from financing cash flows:
Receipt of long-term loans and other long-term liabilities	9,052
Repayment of borrowings and lease liabilities	(9,258)	(61,705)	(265,262)
Change in short-term loans	6,071
Additional leases			447,647
Modifications			134,777
Other changes (*)	1,950	29,931	(472)
Balance as at December 31, 2020	234,340	423,700	1,174,016

(*)	Mainly includes discount amortization, adjustments in respect of estimated cashflows and accrual of PIK interest.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13           Employee benefits

(a)	Composition

	2021	2020

	US$’000
Present value of obligations (see section (f) below)	70,741	70,357
Fair value of the plan assets (see section (f) below)	(31,089)	(30,655)
Recognized liability for defined benefit obligations	39,652	39,702
Termination benefit-liability for early retirement	10,165	12,706
Other long-term benefits	15,775	14,218
Presented as current liabilities:
Liability for annual leave	8,948	7,779
Current portion of liability for early retirement	4,311	5,134
Total employee benefits	78,851	79,539
Presented in the statement of financial position as follows:
Current (Note 14)	13,259	12,913
Non-current	65,592	66,626
	78,851	79,539

(b)	Defined contribution pension plans

According to the Israeli Severance Pay Law – 1963, an employee who is dismissed, or who reaches the retirement age, is entitled to severance payments, in a sum equal, in essence, to 8⅓% of his last monthly salary multiplied by the actual months of employment (hereinafter – “Severance Obligation”).

The Severance Pay Law allows employers to be relieved from part or all of the Severance Obligation by making regular deposits to pension funds and insurance companies, if it is approved (beforehand) by a relevant regulation or Collective Agreement.

The Group makes regular deposits to pension funds and insurance companies. With respect to some of its employees, the Group makes such payments replacing its full Severance Obligation regarding those employees and, therefore, treats those payments as if they were payments to a defined contribution pension plan. With respect to most of the other employees, the Group makes such payments replacing only (6%)/(8⅓%) of the respective Severance Obligation. Therefore, the Company treats those payments as payments to a defined contribution pension plan and treats the remainder (2⅓%)/(8⅓%) as payments to a defined benefit pension plan. The Group’s payments in respect of the above-mentioned, as well as in respect of other contribution plans, during the years ended December 31, 2021, 2020 and 2019, were $9.7 million, $8.3 million and $7.7 million, respectively.

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

The reserves in compensation funds include accrued interest and accrued linkage differentials (for Israeli CPI). Withdrawal of the reserve monies is contingent upon fulfilment of detailed provisions in the Severance Pay Law.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13          Employee benefits (cont’d)

(c)	Defined benefit pension plan (cont’d)
(ii)	Group retirees receive, in addition to the pension payments, periodical benefits which consist mainly of a holiday gifts and vouchers. The Group’s liability in respect of these costs accumulates during the employees’ service period. The contractual costs are in respect of the post-employment period, based on an actuarial calculation, for existing retirees and for the serving employees entitled to these benefits according to their contractual retirement age.
(d)	Other long-term employee benefits
(i)	Provision for annual absence

Under labour agreement, employees retiring on pension are entitled to certain compensation in respect of unutilised annual absence. The provision was measured based on actuarial calculations. The actuarial assumptions applied include those noted in section (g) below, as well as assumptions based on the Group’s experience according to the likelihood of payment of annual absence pay at retirement age.

(ii)	Company participation in education fees for children of employees studying in higher educational institutions

Under labour agreement, employees are entitled to the participation of the Company in education fees for their children. The provision was measured based on actuarial calculations, by applying actuarial assumptions included in section (g) below, as well as assumptions based on the Company’s experience according to the likelihood of payment of educational fees.

(e)	Benefits in respect of voluntary early retirement

According to agreements reached with certain employees who retired early, these employees are entitled to a pension from the Group until they reach the retirement age by-law. A provision measured based on actuarial calculations and the present value of the early retirement payments, is included in the Consolidated Statement of Financial Position.

(f)	Movement in the present value of the defined benefit pension plan obligation

	2021	2020

	US $’000
Defined benefit obligation at January 1	70,357	67,502
Benefits paid by the plan	(4,907)	(5,675)
Current service cost and interest	4,195	4,258
Foreign currency exchange changes in plan measured in a currency different from the entity’s functional currency	1,196	3,209
Actuarial losses recognised in other comprehensive income	(100)	1,063
Defined benefit obligation at December 31	70,741	70,357

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13          Employee benefits (cont’d)

(f)	Movement in the present value of the defined benefit pension plan obligation

Movement in the present value of plan assets

	2021	2020

	US $’000
Fair value of plan assets at January 1	30,655	28,525
Contribution paid by the Group	325	1,547
Benefits paid by the plan	(2,508)	(2,321)
Return on plan assets	704	695
Foreign currency exchange changes in plan measured in a currency different from the entity’s functional currency	560	884
Actuarial gains recognised in other comprehensive income	1,353	1,325
Fair value of plan assets at December 31	31,089	30,655

Plan assets composition

	2021	2020

	US $’000
Equity instruments	9,385	11,336
Debt instruments	14,998	15,815
Cash and deposits	2,013	1,099
Other	4,693	2,405
	31,089	30,655

(g)	Actuarial assumptions

The principal actuarial assumptions at the reporting date:

(i)	Annual resignation and dismissal rates were determined on the basis of the past experience of the Group; for employees of the Company the resignation rate is estimated between 6.0%-10.0% and the dismissal rate is estimated between 1.0% and 2.0%. For the subsidiaries, the resignation rate is estimated at between 2.6% and 4.0% and the dismissal rate is estimated at between 2.0% and 3.0%.
(ii)	The relevant discounting rates are as follows:

	2021	2020	2019
Early retirement	1.0%-1.2%	0.9%-1.0%	1.0-%1.1%
Annual absence	2.6%-2.9%	2.4%-2.5%	2.1%-2.2%
Tuition fees	1.6%-2.2%	1.3%-1.9%	1.3%-1.8%
Defined benefit plan	0.7%-3.3%	1.0%-2.7%	1.0%-3.15%

(iii)	Assumptions regarding future benefits growth were made based on the Group’s experience and management’s assessments. For employees, the average future annual salary growth rate is between 2.0% and 5.0% as applied in 2021, between 2.0% and 4.8% as applied in 2020 and between 2.0% and 4.5% in 2019.

Assumptions regarding future mortality are based on published statistics and mortality tables.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13           Employee benefits (cont’d)

(g)	Actuarial assumptions
(iv)

The overall long-term annual rate of return on assets is between 0.9% and 2.9% as applied in 2021, between 0.7% and 4.0% as applied in 2020 and between 1.8% and 3.8% as applied in 2019. The long-term annual rate of return addresses the portfolio as a whole, based exclusively on historical returns, without adjustments.

(v)	Sensitivity analysis

Reasonably possible changes to one of the relevant actuarial assumptions, assuming other assumptions constant, would have affected the defined benefit obligation by the amounts below:

	Defined benefit obligation
	At December 31, 2021
	Increase	Decrease

	US $’000
Discounting rate (0.5% movement)	3,178	(3,468)

Future benefit growth (0.5% movement)	(2,366)	2,377

As at December 31, 2021, the weighted average duration of the defined benefit obligation was 10 years (as at December 31, 2020 – 10 years).

In 2022, the Group expects to pay about US$ 1,342 thousands in contributions to the funded defined benefit pension plan.

(h)	The Company’s Board of Directors approved compensation plans for the Company’s employees and management (the “Plans”) for the years 2017-2021, payable as cash bonuses. The payment of cash bonuses under the Plans was subject to the satisfaction of certain pre-conditions, such as profitability and minimum EBITDA, while the actual bonus payable to each participant under the Plans is based on each participant’s meeting of certain key performance indicators (determined based on the overall performance of the Company and the individual performance of each participant). The accrual for bonuses is presented within the current liabilities.
(i)	During the second half of 2018, the Company’s Board of Directors approved the adoption of a share option plan that allows for the grant of options to purchase ordinary shares of the Company, as well as specific grants to certain members of management, which constitute less than 5% of the Company’s share capital.

During 2020 the Company’s Board of Directors approved the adoption of the 2020 share incentive plan, pursuant to which the Company may grant share-based awards. 25% of the Awards will vest upon the first anniversary of the vesting commencement date and 6.25% of the Awards will vest at the end of each three month period following such first anniversary. Vested awards will be exercisable on a “cashless basis”, expiring on the tenth anniversary of their grant date, subject to early termination and acceleration provisions. The Company’s Board of directors further approved the reservation of a maximum aggregate number of 1,000,000 ordinary shares of the Company, which shall be available for issuance under its Share Option Plans. On March 9, 2022, the Board of Directors approved an increase of the number of shares available for issuance by an additional 3,200,000 ordinary shares.

In respect of options to purchase ordinary shares, granted further to the above-mentioned plans, see Note 11(c).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14          Trade and other payables

	2021	2020

	US$’000
Trade payables	433,850	304,963
Other payables
Salaries and related payables	64,385	22,505
Provision for annual leave and early retirement (see Note 13(a))	13,259	12,913
Income taxes and other payables to government institutions	526,912	12,833
Accrued interest	6,147	7,042
Accrued expenses	18,363	19,664
Advances from customers and others	10,151	7,846
Payables and other credit balances	13,147	11,110
	652,364	93,913
	1,086,214	398,876

All of the trade and other payables are contractual to be settled within one year or are repayable on demand.

The Group’s exposure to currency, liquidity and market risks related to trade and other payables is disclosed in Note 29.

15          Provisions

2021
US $’000
Balance at the beginning of the year	21,420
Provisions added during the year	13,711
Provisions utilized during the year	(3,361)
Provisions reversed during the year	(3,437)
Balance at the end of the year	28,333

Legal and employee claims

For legal matters addressed against the Group, see Note 27.

Claims covered by insurance

Claims covered by insurance represent mainly claims for damage to cargo of customers that was shipped in containers at the responsibility of the Company. The Company has agreements with insurance companies that indemnify it in respect of such damages (other than the agreed deductible). Regarding assets that were recognised in respect thereto, see Note 8, insurance recoveries.

16          Income from voyages and related services

	2021	2020	2019

	US $’000
Shipping	10,540,220	3,920,325	3,257,121
Other	188,478	71,371	42,640
	10,728,698	3,991,696	3,299,761

See also Note 25 with respect to disaggregation of revenues by geographical trade zone.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17          Operating expenses and cost of services

	2021	2020	2019

	US $’000
Wages and service costs relating to seagoing personnel	9,953	9,099	10,392
Maintenance and repair of vessels	4,343	3,881	4,060
Expenses relating to fleet equipment (mainly containers and chassis)	28,104	26,598	25,560
Fuel and lubricants	739,766	361,568	386,917
Insurance	11,495	9,586	8,634
Expenses related to cargo handling	1,879,923	1,432,937	1,421,354
Port expenses	255,477	206,946	200,610
Agents’ salaries and commissions	238,848	159,134	149,210
Cost of related services and sundry	170,937	100,537	61,437
Slots purchase and hire of vessels	530,505	497,777	515,102
Hire of containers	36,597	27,049	27,417
	3,905,948	2,835,112	2,810,693

18          Other operating income

	2021	2020	2019

	US $’000
Capital gain, net	8,736	8,814	(*)35,471
Sundry	5,796	3,807	2,628
	14,532	12,621	38,099

(*)Includes capital gains related to the sale of real-estate assets.

19          Other operating expenses

	2021	2020	2019

	US $’000
Impairment loss (recovery)		(4,329)	1,150
Sundry	968	57	89
	968	(4,272)	1,239

20          General and administrative expenses

	2021	2020	2019

	US $’000
Salaries and related expenses	192,999	115,349	105,354
Office equipment and maintenance	15,054	11,625	12,019
Depreciation and amortization	22,964	22,540	19,171
Consulting and legal fees	19,923	4,090	4,714
Travel and vehicle expenses	2,049	1,674	3,562
Other	14,720	7,932	6,785
	267,709	163,210	151,605

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21          Personnel expenses

	2021	2020	2019

	US $’000
Salaries and related expenses included in:
Operating expenses and cost of services	218,283	145,330	137,990
General and administrative expenses	192,999	115,349	105,354
	411,282	260,679	243,344

22          Depreciation and amortization expenses

	2021	2020	2019

	US $’000
Operating expenses:
Depreciation	756,259	291,559	226,026
Amortization		86	313
General and administrative	22,964	22,540	19,171
	779,223	314,185	245,510

23          Finance income and expenses

(a)	Finance income

	2021	2020	2019

	US $’000
Interest income on debt instruments measured at amortized cost	7,015	1,915	2,447
Interest income on debt instruments at fair value through other comprehensive income	340
Gain from repurchase of debt		6,188
Net foreign currency exchange rate differences	11,431
	18,786	8,103	2,447

(b)	Finance expenses

	2021	2020	2019

	US $’000
Interest expenses	168,898	150,371	147,383
Adjustments to financial liabilities in respect of estimated cashflows (see Note 12(b))	3,885	21,971
Net foreign currency exchange rate differences		13,718	8,351
Impairment losses on trade and other receivables	2,812	3,303	1,013
	175,595	189,363	156,747

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24           Income tax

(a)	Measurement of results for tax purposes

The Company measures its results for tax purposes in United States dollar, as stipulated by the relevant regulations.

The Company and its Israeli subsidiaries are taxed under the Israeli Income Tax ordinance – 1961, for which the relevant tax rate during the years 2019-2021 is 23%.

Non-Israeli subsidiaries are taxed under the laws in their countries of residence.

	2021	2020	2019

	US $’000
Current tax expenses
Current year	892,812	16,224	13,028
Taxes in respect of previous years	(1,968)	760	(1,313)
	890,844	16,984	11,715
Deferred tax expenses
Origination and reversal of temporary differences	119,503	(385)	51
Total income taxes in income statements	1,010,347	16,599	11,766

(b)	Reconciliation of effective tax rate

The reconciliation is based on the Company’s domestic tax rate.

	2021	2020	2019

	US $’000
Profit (loss) for the year	4,649,145	524,190	(13,044)
Income taxes	1,010,347	16,599	11,766
Profit (loss) excluding income taxes	5,659,492	540,789	(1,278)
Income tax using the domestic corporation tax rate	1,301,683	124,382	(294)
Current year losses for which no deferred tax asset
was recognized			7,759
Utilization of carried forward tax losses for which no deferred tax assets were recognized	(287,507)	(115,947)
Effect of tax rates in foreign jurisdictions	1,235	3,917	4,769
Non-deductible expenses	5,855	216	393
Effect of different tax rates on specific gains	(7,592)	4,102	2,084
Effect of share of profits of associates	(910)	(768)	(1,087)
Other (*)	(2,417)	697	(1,858)
	1,010,347	16,599	11,766

(*)Mainly related to taxes in respect of previous years.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24           Income tax (cont’d)

(c)Deferred tax assets and liabilities

(1)Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2021	2020	2021	2020	2021	2020

	US $’000
Vessels, containers, handling equipment and other tangible assets (*)			(144,706)	(144,462)	(144,706)	(144,462)
Financial liabilities		13,445				13,445
Employee benefits	17,631	16,880			17,631	16,880
Tax losses carry-forwards	9,025	117,731			9,025	117,731
Other items			(427)	(2,431)	(427)	(2,431)

Net deferred tax assets (liabilities)	26,656	148,056	(145,133)	(146,893)	(118,477)	1,163
Net deferred tax assets recognised in the
statement of the financial position					2,142	1,502
Net deferred tax liabilities recognised in
the statement of the financial position					(120,619)	(339)
					(118,477)	1,163

(*)In accordance with Israeli Income Tax Regulations, the Group is entitled to deduct depreciation for vessels and related equipment at a higher rate than recorded in its financial statements.

(2)Unrecognised deferred tax assets

On December 31, 2021 the group had carry forward tax losses in the amount of US$ 102 million (2020: US$1,799 million, 2019: US$ 2,339 million).

Deferred tax assets in the amount of US$ 15 million at December 31, 2021 (2020: US$297 million, 2019: US$ 414 million) have not been recognised in respect of the tax losses, since it is not probable that future taxable profits will be available against which the Group can utilise the benefits therefrom.

Under existing Israeli tax laws, there is no time limit for utilising tax losses.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24           Income tax (cont’d)

(d)	Movement in deferred tax assets and liabilities during the year

	Vessels
	containers
	handling
	equipment
	and other	Financial	Employee	Accumulated	Other
	tangible assets	liabilities	benefits	tax losses	items	Total

	US $’000
Balance January 1, 2021	(144,462)	13,445	16,880	117,731	(2,431)	1,163
Recognised in profit or loss	(244)	(13,445)	377	(108,706)	2,515	(119,503)
Recognised in other comprehensive income			374		(498)	(124)
Effect of business combination (acquisition / disposal)					(13)	(13)
Balance December 31, 2021	(144,706)	—	17,631	9,025	(427)	(118,477)

	Vessels
	containers
	handling
	equipment
	and other	Financial	Employee	Accumulated	Other
	tangible assets	liabilities	benefits	tax losses	items	Total

	US $’000
Balance January 1, 2020	(150,698)	12,281	17,190	125,171	(3,246)	698
Recognised in profit or loss	6,245	1,164	(540)	(7,440)	796	225
Recognised in other comprehensive income	(9)		230		19	240
Balance December 31, 2020	(144,462)	13,445	16,880	117,731	(2,431)	1,163

(e)	Tax assessments

The tax assessments of the Company through (and including) the year 2020 are considered to be final.

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25           Segment information (cont’d)

Freight revenues are disaggregated geographically by trade zone, reflecting the Group’s service, provided throughout its global network, as follows:

	2021	2020	2019

	US $’000
Freight revenues from containerized cargo:
Pacific	5,278,838	1,860,554	1,365,757
Cross-Suez	1,254,226	392,679	328,444
Atlantic	960,744	577,443	571,206
Intra-Asia	1,714,571	453,127	372,894
Latin America	490,331	208,374	208,963
	9,698,710	3,492,177	2,847,264

Other revenues (*)	1,029,988	499,519	452,497
	10,728,698	3,991,696	3,299,761

(*)Mainly related to demurrage, value-added services and non-containerized cargo.

26          Commitments

Commitments are mainly in respect of future leases, present short-term leases, purchase obligations and other service arrangements (mostly denominated in United States dollar).

As at December 31, 2021, the projected future payments are as follows:

	Related party	Other	Total

	US $’000
2022	17,050	687,978	705,028
2023	19,890	714,809	734,699
2024	16,788	955,034	971,822
2025	13,868	587,456	601,324
2026 and thereafter	12,675	3,913,054	3,925,729
	80,271	6,858,331	6,938,602

27          Contingencies

(a)	The Group is involved in a number of legal matters, including applications to approve the filing of class actions, some of which may involve significant amounts. The developments and/or resolutions in some of such matters, including through either negotiations or litigation, are subject to a high level of uncertainty that cannot be reliably quantified at the reporting date. In addition, due to market conditions, regulators in certain jurisdictions have become more active in their regulatory oversight over our industry, mostly by means of information requests.

As at December 31, 2021, the total amount claimed with respect to legal matters, excluding those discloses below, as well as excluding claims in the ordinary course of business, which are covered by insurance (and in respect of which the Company has included a provision in the amount it is likely to bear, based on past experience) is approximately US$ 9 million. Regarding the provision recognized in respect of legal matters, including insurance claims – see Note 15.

In addition, within the ordinary course of business, the Company and its subsidiaries provided guaranties, which as at December 31, 2021 amounted to approximately US$ 11 million.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27          Contingencies (cont’d)

(b)

During 2016, the Company’s wholly-owned agency in Israel, along with other third-party shipping agencies, was served with an application to approve the filing of a class action with the Central District Court in Israel. The petitioner alleged, among other things, that the agency has, in breach of the Port Regulations, charged its customers for services rendered with higher rates than permitted, as well as charged for services which are not included in the list of services detailed in the aforesaid regulations. During the second half of 2019, this application was rejected by the court, followed by an appeal filed with the Israeli Supreme Court on this ruling. During the second half of 2021 the Israeli Supreme Court denied the appeal on the verdict of the District Court dismissing the claim.

(c)

During 2017, the Company was served, together with another defendant, with an application to the Central District Court in Israel to approve the filing of class action in Israel, related to alleged breaches of competition laws in respect of carriage of vehicles form South-East Asia to Israel. The applicants estimated the total damage caused to the class of plaintiffs at a total of NIS 403 million (approximately US$ 130 million) based on an expert opinion attached to the application, although it may not necessarily be correct and/or relevant to the Company. Management, based on legal advice, believes that it has good defense arguments for dismissing the application of the claim to be approved as a class action and it is more likely than not that such application will be dismissed.

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

(e)

During 2020, two of the Company’s subsidiaries became involved in two separate industry-related investigations regarding competition law issues. In the first half of 2021, one of these investigations was concluded and came to its end with no adverse findings relating to the Group. In January 2022, the second investigation was concluded with an administrative fine in an immaterial amount, while another industry-related investigation, involving another subsidiary of the Company in another jurisdiction, was initiated.

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

(h)

During 2021, the Company was served with a claim for an alleged patents infringement filed against it in the US. Management, based on legal advice, believes that it has good defense arguments against the claim, and that it is more likely than not that the Company will prevail in this matter.

(i)

The legal matters mentioned in sections (d), (e) and (f) above do not include a specific claimed amount, and/or, based on the Company’s legal advisors, the outcome of which, if any, can’t be assessed in this preliminary stage. Those matters, based on their alleged claims, regardless of their validity and merits, may each result in a potential exposure of tens of millions of US dollars. However, the developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to significant level of uncertainty that cannot be reliably quantified at the reporting date.

(j)	Based on legal advice and management estimation, the Company included a provision in its financial statements, with respect to certain legal matters.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28          Related parties

The Group’s transactions with related parties as detailed below, are mainly comprised of compensation to directors and key-management personnel, transactions with associates and transactions with entities which are controlled by or under joint control of those which retain significant influence over the Company.

(a)	Associates:
(1)	Transactions:

	Note	2021	2020	2019

		US $’000
Other operating income	18	355	125	261
Operating expenses and cost of services	17	5,981	2,181	4,126

(2)	Balances:

	Note	2021	2020

		US $’000
Trade and other receivables	8	22,549	18,631
Trade and other payables	14	219	301

(b)	Key management personnel (*):

	2021	2020	2019

	US $’000
Short-term employee benefits	5,864	5,417	3,637

Share-based compensation	9,371	200	189

Long-term employee benefits	467	385	370

(*) See also Notes 13(h) and 13(i).

(c)	Other related parties (excluding those detailed in (a)-(b) above)
(1)	Transactions:

	Note	2021	2020	2019

		US $’000
Income from voyages and related services	16	16,830	8,090	10,393
Operating expenses and cost of services	17	4,976	7,301	9,788
Other operating income	18	6	18	23
Finance income	23 (a)			49
Finance expenses	23 (b)	7,731	5,375	5,930

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	Related parties (cont’d)

(c)Other related parties (excluding those detailed in (a)-(b) above) (cont’d)

(2)Transactions with directors:

	2021	2020	2019

	US $’000
Directors fees	1,228	1,309	1,738

(3)	Balances:

	Note	2021	2020
		US $’000
Trade and other receivables	8	3,295	1,149
Trade and other payables	14	540	934
Lease liabilities (*)	7	114,270	57,959

(*)	Includes lease liabilities for which the Group paid (principal and interest) $70 million and $22 million during the year ended December 31, 2021 and 2020 respectively.
(d)	Transactions with relate parties were carried out in common market terms in the ordinary course of business.

Regarding commitments to related parties, see also Note 26.

29        Financial instruments and risk management

Overview

The Group has exposure to the following risks, related to financial instruments:

●Credit risk
●Liquidity risk
●Market risk

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

The CFO has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Company’s Board of Directors has appointed the Audit Committee to deal with, among other issues, certain financial reporting aspects of the Group’s activities and monitoring the Group’s hedging policies. The Company’s Chief Executive Officer also appointed an Investment Committee to monitor the Company’s investing activities and compliance with its investment policy. The Investment Committee, chaired by the Company’s Chief Executive Officer, provides periodical updates to the Company’s Audit Committee and Board of Directors on its activities.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial instruments and risk management (cont’d)
(a)	Financial risk
(1)	Credit risk

Trade and other receivables

The Group’s exposure to credit risk is influenced by the individual characteristics of each significant customer. The demographics of the Group’s customer base, including the default risk of the industry and country, in which customers operate, has also an influence on credit risk.

The income of the Group is derived from voyages and services in different countries worldwide. The exposure to a concentration of credit risk with respect to trade receivables is limited due to the relatively large number of customers, wide geographic spread and the ability in some cases to auction the contents of the container, the value of which is most likely to be greater than the customer’s debt for the services provided with respect to such container.

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

Investments

During the second half of 2021, the Company adopted a new investment policy in respect of its cash reserves, mainly comprised of investments in time deposits, fixed income instruments and liquidity funds, all of which denominated in US dollar, aiming to achieve diversification, while maintaining conservative credit risk and capital preservation. According to such policy, the Company invests in Investment-Grade rated debt instruments, based on leading credit rating agencies. As of December 31, 2021, the weighted average duration of the Company’s investments in debt instruments was 2.9 years.

The Company’s investment committee meets, at least on a quarterly basis, to review the performance of the portfolio managers, discuss market trends and investment outlook, while ensuring compliance with the Company’s investment policy.

Exposure to credit risk

Cash and cash equivalents and bank deposits – Deposits and cash balances at banks are primarily held at banks with a credit rating of at least BBB+.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29        Financial instruments and risk management (cont’d)

(a)	Financial risk (cont’d)
(1)	Credit risk (cont’d)

Other investment instruments – carrying amount by credit rating:

2021
US $’000
AA- to AAA	59,185
A- to A+	64,224
BBB- to BBB+	57,796
Total Outstanding	181,205

Trade receivables

The carrying amount of financial assets represents the maximum credit exposure.

As at December 31, 2021 credit to customers in the amount of approximately US$ 262.5 million is guaranteed by credit insurance.

(2)Liquidity risk

The Group monitors its level of cash and highly marketable investments to ensure sufficient liquidity to meet its obligations and expected needs, considering the Group’s short-term and long-term plans and forecasts.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	December 31, 2021
		Carrying	Contractual				More than
	Note	amount	cash flows	0-1 years	1-2 years	2-5 years	5 years
		US $’000	US $’000	US $’000	US $’000	US $’000	US $’000
Non-derivative financial liabilities
Long-term loans and other liabilities	12(a)	142,919	166,955	27,817	42,008	97,130
Lease liabilities	7	3,071,680	3,436,482	1,022,707	912,608	1,267,067	234,100
Short-term borrowings	12(a)	106,503	106,881	106,881
Trade and other payables	14	534,440	534,440	534,440
		3,855,542	4,244,758	1,691,845	954,616	1,364,197	234,100

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial instruments and risk management (cont’d)

(a)  Financial risk (cont’d)

(2)  Liquidity risk (cont’d)

	December 31, 2020
		Carrying	Contractual				More than
		amount	cash flows	0-1 years	1-2 years	2-5 years	5 years
	Note	US $’000	US $’000	US $’000	US $’000	US $’000	US $’000
Non-derivative financial liabilities
Debentures (*)	12 (a)	423,700	471,815	13,004	13,083	445,728
Long-term loans and other liabilities	12 (a)	108,444	148,775	20,009	16,266	34,966	77,534
Lease liabilities	7	1,174,016	1,456,107	455,343	292,926	449,090	258,748
Short-term borrowings	12 (a)	122,501	123,139	123,139
Trade and other payables	14	365,354	365,354	365,354
		2,194,015	2,565,190	976,849	322,275	929,784	336,282

(*) The contractual cashflows as of December 31, 2020 did not reflect the early repayments announced and executed during 2021, in respect of the cash-sweep mechanism (see also Note 1(b)).

(3)	Market risk
(i)	Currency risk

The Group is exposed to currency risk on purchases, receivables and payables where they are denominated in a currency other than the United States dollar.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial instruments and risk management (cont’d)
(a)	Financial risk (cont’d)
(3)	Market risk (cont’d)

The Group’s exposure to foreign currency risk was as follows based on notional amounts:

	December 31, 2021
	US$	NIS	Others
	US$’000	US$’000	US$’000
Non-current assets
Trade and other receivables	106,219		801
Other non-current investments	165,795	1,339	2,067
Current assets
Other current investments	2,136,427	46	7,985
Trade and other receivables	1,112,761	2,208	92,427
Cash and cash equivalents	1,460,530	22,128	60,642
Non-current liabilities
Loans and other liabilities	(119,076)		(1,751)
Lease liabilities	(2,148,604)	(7,397)	(22,675)
Current liabilities
Short term borrowings and current maturities	(130,139)		(564)
Lease liabilities	(879,998)	(6,315)	(6,691)
Trade and other payables	(428,868)	(50,378)	(55,194)
	1,275,047	(38,369)	77,047

	December 31, 2020
	US$	NIS	Others
	US$’000	US$’000	US$’000
Non-current assets
Trade and other receivables	4,409		884
Other non-current investments	2,203	1,294	1,391
Current assets
Other current investments	51,195	44	5,438
Trade and other receivables	397,025	497	75,742
Cash and cash equivalents	517,852	11,309	41,253
Non-current liabilities
Loans and other liabilities	(509,858)	(4,197)	(3,309)
Lease liabilities	(776,593)	(10,145)	(25,102)
Current liabilities
Short term borrowings and current maturities	(129,710)	(217)	(8,642)
Lease liabilities	(348,710)	(5,485)	(7,981)
Trade and other payables	(234,004)	(26,889)	(104,461)
	(1,026,191)	(33,789)	(24,787)

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29       Financial instruments and risk management (cont’d)

(3)Market risk (cont’d)

(i)Currency risk (cont’d)

Sensitivity analysis

A 10 % appreciation of the United States dollar against NIS at December 31 would have increased / (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or loss
US $’000
December 31, 2021	3,349
December 31, 2020	3,379

A 10% devaluation of the United States dollar against the NIS on December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(ii)Interest rate risk

The Group prepares a summary of its exposure to interest rate risk on a periodic basis.

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2021	2020
	US $’000	US $’000
Fixed rate instruments
Financial assets	3,852,886	627,662
Financial liabilities	(3,285,708)	(1,778,063)
	567,178	(1,150,401)
Variable rate instruments
Financial liabilities	(35,394)	(50,598)
	(35,394)	(50,598)

Fair value sensitivity analysis for fixed rate instruments

Fixed rate instruments accounted by the group at fair value through profit or loss are in immaterial amounts.

Cash flow sensitivity analysis for variable rate instruments

A 10% change in variable interest rates at the reporting date would not have significant influence over the Company’s equity and profit or loss (assuming that all other variables, in particular foreign currency rates, remain constant).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial instruments and risk management (cont’d)

(b)Fair value

(1)	Financial instruments not measured at fair value

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, bank deposits and other financial assets at amortized cost, trade and other payables and loans and other liabilities, reflect reasonable approximation of their fair value.

(2)	Financial instruments measured at fair value

When measuring the fair value of an asset or a liability, the Company uses market observable data to the extent applicable. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●Level 1: quoted prices (unadjusted) in active markets for identical instruments.
●Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
●Level 3: inputs that are not based on observable market data (unobservable inputs).
(3)	Level 1 financial instruments carried at fair value

	December 31, 2021			December 31, 2020
	investments in	investments in	investments in	investments in	investments in	investments in
	sovereign	corporate	equity	sovereign	corporate	equity
	bonds at fair	bonds at fair	instruments at	bonds at fair	bonds at fair	instruments at
	value through	value through	fair value	value through	value through	fair value
	other	other	through other	other	other	through other
	comprehensive	comprehensive	comprehensive	comprehensive	comprehensive	comprehensive
	income	income	income	income	income	income
US $’000
Other investments:
Current	1,979	16,278	1,995			2,298
Non-Current	35,566	127,382
	37,545	143,660	1,995			2,298