Form 20-F
period 2022-12-31
ZIM Integrated Shipping Services Ltd.
filed 2023-03-13
CIK 1654126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 120,149,921 as of December 31, 2022, and 120,184,098 as of March 1, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒          No ☐

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

The following are definitions of certain terms that are commonly used in the shipping industry and in this Annual Report.

“alliance”	A type of a vessel sharing agreement that involves joint operations of fleets of vessels and sharing of vessel space in multiple trades.

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

“ISPS Code”	International Ship and Port Facility Security Code, an international code for vessel and port facility security issued by the IMO applicable to international route vessels.

“JWC”	The Joint War Committee.

“Kyoto Protocol”	The Kyoto Protocol to the United Nations Framework Convention on Climate Change.

“LCL”	Less than a Container Load, which refers to shipments that fill less than a full shipping container and are grouped with other cargo.

“liner”	A vessel sailing between specified ports on a regular basis.

“lines”	A line refers to a route for shipping cargo between sea ports.

“LNG”	Liquified natural gas. LNG is used as a vessel fuel, and is considered to emit less sulfur oxide, carbon, and other pollutants than existing conventional vessel fuels.

“logistics”
A comprehensive, system-wide view of the entire supply chain as a single process, from raw materials supply through finished goods distribution. All functions that make up the supply chain are managed as a single entity, rather than managing individual functions separately.

“long-term lease”	In relation to container leasing, a lease typically for a term which exceeds five years, during which an agreed leasing rate is payable.

“MARPOL Convention”	The International Convention for the Prevention of Pollution from Ships.

“MEPC”	The Marine Environment Protection Committee of the IMO.

“MTSA”	The US Maritime Transport Security Act of 2002.

“newbuilding”	A vessel under construction or on order.

“non-dominant leg”, or “counter- dominant leg”	The direction of shipping on a particular trade with the lower transport volumes. The opposite direction of shipping is called the “dominant” leg.

“non-vessel operating common carrier”	A carrier, usually a freight forwarder, which does not own or operate vessels and is engaged in the provision of shipping services, normally issuing a house bill of lading.

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

“shipper”	The entity or person named in the bill of lading to whom the carrier issues the bill of lading.

“slot”	The space required for one TEU on board a vessel.

“slot capacity”	The amount of container space on a vessel.

“slot charter/hire agreement”	An arrangement under which one container shipping company will charter container space on the vessel of another container shipping company.

“slow steaming”	The practice of operating vessels at significantly less than their maximum speed.

“SOLAS”	The International Convention for the Safety of Life at Sea, 1974.

“SSAS”	Ship Security Alert Systems.

“STCW”	The International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978, as amended.

“stevedore”	A terminal operator or a stevedoring company who is responsible for the loading and discharging containers on or from vessels and various other container related operating activities.

“swap agreement”	An exchange of slots between two carriers, with each carrier operating its own line, while also having access to capacity on the other shipper’s line.

“terminal”	An assigned area in which containers are stored pending loading into a vessel or are stacked immediately after discharge from the vessel pending delivery.

“TEU”	Twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of eight feet and six inches and width of eight feet.

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

“trade”	Trade between an origin group of countries and a destination group of countries.

“UNCITRAL”	The United Nations Commission on International Trade Law.

“U.S. Shipping Act”	The U.S. Shipping Act of 1984, as amended by the US Ocean Shipping Reform Act of 1998, and the Ocean Shipping Reform Act of 2022.

“vessel sharing agreement” (VSA)	An operational agreement between two or more carriers to operate their vessels on a service by swapping slots on such service and whereby at least two carriers contribute vessels to the service.

“2M Alliance”
A container shipping alliance comprised of Copenhagen based Maersk Lines Ltd. (Maersk) and Geneva based Mediterranean Shipping Company (MSC). In January 2023 MSC and Maersk released a joint statement announcing the termination of the 2M Alliance in January 2025.

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

Items included in our financial statements are measured using the currency of the primary economic environment in which we operate, the U.S. dollar, or the Functional Currency. Our financial statements and other financial information included in this Annual Report are presented in U.S. dollars unless otherwise noted. See Note 2(d) of our audited consolidated financial statements for the year ended December 31, 2022, included elsewhere in this Annual Report.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Annual Report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

•
our expectations regarding general market conditions, including as a result of rising inflation and corresponding increasing interest rates, the Russia-Ukraine conflict, the COVID‑19 pandemic and other global economic trends;

•
our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in container supply, industry consolidation, demand for containerized shipping services, bunker prices, charter/ freights rates, container values and other factors affecting supply and demand;

•	our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our anticipated ability to obtain additional financing in the future to fund expenditures.

•
our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations;

•	the expected benefits of our cooperation agreements and strategic partnerships;

•	Formation of new alliances among global carriers, changes in and disintegration of existing alliances and collaborations, including alliances and collaborations to which we are not a party to;

•	our anticipated insurance costs;

•	our beliefs regarding the availability of crew;

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

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report, to conform these statements to actual results or to changes in our expectations.

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

•
The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global economic conditions and the many factors that affect supply and demand in the shipping industry, including geopolitical trends, US-China related trade restrictions, regulatory developments, relocation of manufacturing, logistical bottlenecks in certain location along the cargo carriage chain, and, recently, the impact of the COVID‑19 pandemic, rising inflation and climbing interest rates and fluctuations in demand for containerized shipping services which could significantly impact freight rates.

•
The military conflict between Russia and Ukraine or other geopolitical instabilities may cause financial markets to plummet, reduce global trade, increase bunker prices and may have a material adverse effect on our business, financial condition, results of operations and liquidity.

•
We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, our costs associated with chartering vessels are unpredictable and could be, in certain circumstances, high even when the freight market is in a downward trend.

•	Future imbalance between supply of global container ship capacity and demand may limit our ability to operate our vessels profitably.

•	Limited or unavailable access to ports and means of land transportation, including due to congestion.

•
Changing trading patterns, trade flows and sharpening trade imbalances, regulatory measures, variable operational costs, such as container storage costs, terminal costs and land transportation costs, including due to the impact of the COVID-19 pandemic, may increase our container repositioning costs. If our efforts to minimize our repositioning costs are unsuccessful, it could adversely affect our business, financial condition and results of operations.

•
Our ability to participate in operational partnerships in the shipping industry remains limited, which may adversely affect our business, and we face risks related to our strategic cooperation agreement with the 2M Alliance, which, following the joint statement by its members (MSC and Maersk) announcing the termination of the 2M Alliance in January 2025, will be terminated in January 2025, and can be unilaterally terminated even earlier by any party to the agreement after an initial period of 18 months (subject to provision of a six month prior written notice).

•
The container shipping industry is highly competitive, and competition may intensify even further. Certain of our large competitors may be better positioned and have greater financial resources than us and may therefore be able to offer more attractive schedules, services and rates, which could negatively affect our market position and financial performance.

•	We may be unable to retain existing customers or may be unable to attract new customers.

•	We are incorporated and based in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

•	We face cyber-security risks.

•
Volatile bunker prices, including as a result of environmental regulation (such as the mandatory transfer to low sulfur oil bunker by the IMO 2020 Regulations), dependency on gas suppliers for LNG operated vessels or other geopolitical and economic events, may have an adverse effect on our results of operations.

•
We are subject to environmental regulations, and in addition, ESG regulation and reporting requirements have intensified and are expected to continue to intensify in the future, including without limitation, with respect to the use of cleaner fuel and/or imposition of vessel speed limits, which could increase our operational costs.

•
The temporary spike in freight rates and related charges during 2020-2021 has resulted in increased scrutiny by regulators around the world. In particular, the ministry of transportation in China approached several carriers, including the Company, with a request for information with respect to the charging of customers practices, and filing of charges and changes in charges with the relevant regulators. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) mandates a series of rulemaking projects by the Federal Maritime Commission (FMC) and requires carriers to immediately implement certain requirements in detention and demurrage invoices, which may affect our ability to effectively collect these fees from our customers, heighten the risk of civil litigation against us and adversely affect our financial results. If we are found to be in violation of the applicable regulation, we could be subject to various sanctions, including monetary sanctions.

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

The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global economic crises and the many conditions and factors that affect supply and demand in the shipping industry, which include:

•
global and regional economic and geopolitical trends, including the short- and long-term impact of the COVID-19 pandemic on the global economy, armed conflicts (including the Russia-Ukraine conflict), terrorist activities, embargoes, strikes, rising inflation, climbing interest rates and trade wars;

•	the global supply of and demand for commodities and industrial products globally and in certain key markets, such as China;

•	developments in international trade, including the imposition of tariffs, the modification of trade agreements between states and other trade protectionism (for example, in the U.S.-China trade);

•	currency exchange rates;

•	prices of energy resources, including vessel fuels and marine LNG;

•	environmental and other regulatory developments;

•	changes in seaborne and other transportation patterns;

•	changes in the shipping industry, including mergers and acquisitions, bankruptcies, restructurings and alliances;

•	changes in the infrastructure and capabilities of ports and terminals;

•	weather conditions;

•	outbreaks of diseases, including the COVID-19 pandemic; and

•	development of digital platforms to manage operations and customer relations, including billing and services.

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) increased from 818 points on April 23, 2020, with the global outbreak of COVID-19, to 5,047 as of December 31, 2021, but since then decreased to 1,108 as of December 30, 2022. Freight rates have significantly declined in 2022 as a result of reduced demand as well as the easing of both COVID-19 restrictions and congestion in ports. Furthermore, rates within the charter market, through which we source most of our capacity, may continue to fluctuate significantly based upon changes in supply and demand for shipping services. The severe shortage of vessels available for hire during 2021 and the first half of 2022 has resulted in a significant increase of charter rates and longer charter periods dictated by owners. Since September 2022, charter hire rates have been normalizing, with vessel availability for hire still very low. According to Clarksons Research December 2022 market report, in 2023 charter hire rates are expected to continue to fall to average or below average historical levels (compared to the exceptional highs in 2021 and the first half of 2022), as additional capacity that will enter the market is expected to increase pressure on charter rates. See below – “We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.”

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

Our business and operating results have been, and will continue to be, affected by worldwide and regional economic and geopolitical challenges, including global economic downturns. In particular, the outbreak of the military conflict between Russia and Ukraine has caused an immediate sharp decline in the financial markets and a sharp increase in energy prices. The continued conflict impedes the global flow of goods, results in product and food shortage, harms economic growth and places more pressure on already rising inflation. Furthermore, freight movement and supply chains in Ukraine and neighboring countries have been, and may continue to be, significantly disrupted. Economic sanctions levied on Russia, its leaders and on Russian oil and oil products may cause further global economic downturns, including additional increases in bunker costs. A further deterioration of the current conflict or other geopolitical instabilities may cause global markets to plummet, affect global trade, increase bunker prices and may have a material adverse effect on our business a financial condition, results of operations and liquidity.

Currently, global demand for container shipping is highly volatile across regions and remains subject to downside risks stemming mainly from factors such as reduction in consumption, increase of interest rates, remaining government-mandated shutdowns and other COVID-19 pandemic restrictions that still persisted during 2022 (mostly in China), severe hits to the GDP growth of both advanced and developing countries, fiscal fragility in advanced economies, high sovereign debt levels, highly accommodative macroeconomic policies and persistent difficulties accessing credit. During 2020 the outbreak of the COVID-19 pandemic resulted in an immediate and sharp decline in economic activity worldwide. From the second half of 2020 market conditions improved with higher demand mainly by heavy consumers’ purchase orders and e-commerce sales. The increase in demand combined with congestions and bottlenecks in the terminals, led to a temporary significant containers shortage which also resulted in surge in the freight rates, climbing up to record-breaking levels. Economic recoveries from the COVID-19 pandemic are still uncertain, vary from each country and are influenced by government economic support measures as well as the remaining COVID-19 policies and restrictions. According to a report by the International Monetary Fund (IMF) as of January 2023, global growth is expected to fall to 2.9% in 2023 compared to 3.4% in 2022, but rise to 3.1% in 2024. Global inflation is expected to fall to 6.6% in 2023 and 4.3% in 2024, still above pre-Covid-19 pandemic levels.

The deterioration in the global economy has caused, and may continue to cause, volatility or a decrease in worldwide demand for certain goods shipped in containerized form. In particular, if growth in the regions in which we conduct significant operations, including the United States, Asia and the Black Sea, Europe and Mediterranean regions, slows for a prolonged period and/or there is significant additional deterioration in the global economy, such conditions could have a material adverse effect on our business, financial condition, results of operations and liquidity.

If these or other global conditions continue to deteriorate during 2023, global growth may take another downturn and demand in the shipping industry may decrease. Geopolitical challenges such as rising inflation in the U.S. as well as in other dominant countries, enhanced and other political crises and military conflicts and further escalation between the U.S. and Russia, trade wars, weather and natural disasters, embargoes and canal closures could also have a material adverse effect on our business, financial condition and results of operations.

In addition, as a result of weak economic conditions, some of our customers and suppliers have experienced deterioration of their businesses, cash flow shortages and/or difficulty in obtaining financing due to, amongst other causes, an increase in interest rates. As a result, our existing or potential customers and suppliers may delay or cancel plans to purchase our services or may be unable to fulfill their obligations to us in a timely fashion.

The global COVID-19 pandemic has created significant business disruptions and affected our business and may continue to create significant business disruptions and affect our business in the future.

In March 2020, the World Health Organization declared the outbreak of novel coronavirus COVID-19 a global pandemic. During the past three years the COVID-19 pandemic has spread globally and caused high mortality and morbidity rates world-wide, with some geographic regions affected more than others. The COVID-19 pandemic has significantly impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels in some of its phases, all of which may become heightened concerns upon additional waves of infection or future developments. In addition, the pandemic has resulted in temporary closures of many businesses and the institution of social distancing and sheltering in place requirements in many states and communities. In particular, the State of Israel where our head office is located has been highly affected by COVID-19, with a high and steady increase in percentage per capita of reported cases of infected patients, especially with the recent Omicron variant. Since March 2020, and in response to new pandemic waves of COVID-19, the Government of Israel imposed from time to time certain measures such as restrictions on travel, mandatory quarantines, partial home confinement and other movement restrictions, reducing staffing of nonessential businesses, restricting public transportation and other public activities.

Although we are considered an essential business and therefore enjoy certain exemptions from the restrictions under Israeli regulations, we have voluntary reduced our maximum permitted percentage of staffing in our offices in order to mitigate the COVID- 19 risks and have therefore relied more on remote connectivity. Similarly, our sea crews and staff located in offices worldwide have been adversely affected as a result of the COVID-19 pandemic and may continue to be adversely affected by the pandemic in the future. In addition, since December 2020 the US Food and Drug Administration FDA issued Emergency Use Authorizations (EUAs) for COVID-19 vaccines applications, launching COVID-19 vaccination campaigns in many countries worldwide. While certain countries such as the State of Israel, the US and the UK are in advanced stages of the COVID-19 vaccination campaigns, other countries have been unable to vaccinate their population at the same pace. In addition, as new variants of the virus emerge, there is no certainty that the vaccines will continue to be effective for all existing and future variants of the virus. We continue to monitor our operations and government regulations, guidelines and recommendations.

The COVID-19 pandemic has resulted in reduced industrial activity in various countries around the world, with temporary closures of factories and other facilities such as port terminals, which led to a temporary decrease in supply of goods and congestion in warehouses and terminals. For example, in January 2020, the government of China imposed a lockdown during the Chinese New Year holiday which prevented many workers from returning to the manufacturing facilities, resulting in prolonged reduction of manufacturing and export. Government-mandated shutdowns in various countries have also temporarily decreased consumption of goods, negatively affecting trade volumes and the shipping industry globally during the first half of 2020. In China, many of the COVID-19 restrictions and factory lockdowns persisted until December 2022. Moreover, because of COVID-19, and despite the overall easing of supply chain congestion, we still face risks to our personnel and operations. Such risks include delays in the loading and discharging of cargo on or from our vessels due to severe congestion at ports and inland supply chains, difficulties in carrying out crew changes, off hire time due to quarantine regulations, delays and expenses in finding substitute crew members if any of our vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions, difficulties in procuring new containers due to temporary factories’ shutdowns and increased risk of cyber-security threats due to our employees working remotely. Fear of the virus and the efforts to prevent its spread continue to exert increasing pressure on the supply-demand balance, which could also put financial pressure on our customers and increase the credit risk that we face in respect of some of them. Such events have affected our operations and may have a material adverse effect on our business, financial condition and results of operations. In addition, these and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risk factors disclosed in this Annual Report.

A decrease in the level of China’s export of goods could have a material adverse effect on our business.

According to the world shipping council (WSC), the Asia trade regions represent approximately 70% of the total TEUs of international container trade, and the Intra-Asia trade alone accounts for at least one quarter of the global market. Although we also operate in many countries in Asia, the Far East and southeast Asia (such as Vietnam, South Korea and Thailand), a significant portion of our business originates from China and therefore depends on the level of imports and exports to and from China. Trade tensions between the US and China have intensified in recent years, and trade restrictions have reduced bilateral trade between the US and China and led to shifts in trade structure and reductions in container trade. For more information on the risks related to US/China trade restrictions, see “— Our business may be adversely affected by trade protectionism.” Furthermore, as China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in China, seasonal decrease in manufacturing levels due to the Chinese New Year holiday, factory shutdowns due to COVID-19 pandemic or other factors, could have a material adverse effect on our business. For instance, in recent years the Chinese government has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and national security measures for Hong Kong which may have the effect of reducing the supply of goods available for export and may, in turn, result in decreased demand for cargo shipping. In recent years, China has experienced an increasing level of economic autonomy and a gradual shift toward a “market economy” and enterprise reform. However, many of the reforms implemented, particularly some price limit reforms, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Changes in laws and regulations, including with regard to tax matters, and their implementation by local authorities could affect our vessels calling on Chinese ports and could have a material adverse effect on our business, financial condition and results of operations.

Imbalance between supply of global container ship capacity and demand may limit our ability to operate our vessels profitably.

According to Alphaliner, as of December 31, 2022, global container ship capacity was approximately 26 million TEUs, spread across approximately 5,700 vessels. Furthermore, global container ship capacity is expected to increase by 8.2% in 2023, with a vessel order book of 7.5 million TEU, the highest since 2010, while demand for shipping services is projected to increase only by 1.4%, therefore the increase in vessel capacity is expected to be higher than the increase in demand for container shipping. During the second half of 2020 and in 2021 carriers resumed temporarily halted service lines, performed additional sailings, and reduced the number of idle vessels to a minimum because of a significant increase in demand and a market shift to consumption of goods over services. The increased demand for container shipping and inventory restocking during 2021 persisted for a longer period than initially anticipated, leading to reduced port productivity, disrupted sailing schedule, shortage of trucks, railways and warehousing capacity. Supply chain disruptions became a factor influencing demand and supply, while concerns regarding the vaccine rates, turnaround in the pandemic, renewed waves and new variants of the virus continue to pose risk for future worldwide demand. During 2022 demand declined due partially to reduction in consumption and higher interest rates, while both COVID-19 restrictions and congestion in ports have generally eased.

We endeavor to adapt our vessel fleet capacity to the supply and demand trends. For example, in an attempt to meet the sharp demand increase during 2021, we have expanded our operated vessel fleet from 87 vessels as of January 1, 2021, to 150 vessels as of December 31, 2022 (including eight purchased secondhand), as well as entered into strategic long term charter transactions. See “Item 4.B - Business Overview - Our vessel fleet - Strategic chartering agreements”. Responses to changes in market conditions may be slower as a result of the time required to build new vessels and adapt to market needs and due to shortage of vessels in the charter market. As shipping companies purchase vessels years in advance of their actual use to address expected demand, vessels may be delivered during times of decreased demand (or oversupply if other carriers act in kind) or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may face oversupply in the coming years and numerous other factors beyond our control may also contribute to increased capacity, including deliveries of new, refurbished or converted vessels, as a response to, amongst other factors, port and canal congestion, any increase in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, drydocked, or are otherwise not available for hire), as well as decreased scrapping levels of older vessels. In the event of overcapacity, there is no guarantee that measures of blank sailings and redelivery of chartered vessels will prove successful, partially or at all in mitigating the gap between excess supply and demand. Excess capacity generally depresses freight rates and can lead to lower utilization of vessels, which may adversely affect our revenues and costs of operations, profitability and asset values. Overcapacity can cause the industry to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on our financial condition, results of operations and liquidity.

Access to ports could be limited or unavailable, including due to congestion in terminals and inland supply chains, and we may incur additional costs as a result thereof

Global development of new terminals continues to be outpaced by the increase in demand. In addition, the increasing vessel size of containership newbuilding has forced adjustments to be made to existing container terminals. As such, existing terminals are coping with high berth utilization and space limitations of stacking yards, which are at near-full capacity. This results in longer cargo operations times for the vessels and port congestion, which could increase operational costs and have a material adverse effect on affected shipping lines. Decisions about container terminal expansion and port access are made by national or local governments and are outside of our control. Such decisions are based on local policies and concerns and the interests of the container shipping industry may not be considered.

Our access to ports may also be limited or unavailable due to other reasons. As industry capacity and demand for container shipping continue to grow, we may have difficulty in securing sufficient berthing windows to expand our operations in accordance with our growth strategy, due to the limited availability of terminal facilities.

Our status as an Israeli company has limited, and may continue to limit, our ability to call on certain ports. Furthermore, major ports may close for long periods of time due to maintenance, natural disasters, strikes, pandemics, including COVID-19, or other reasons beyond our control. The COVID-19 pandemic has caused disruptions to global trade and severe congestion at ports and inland supply chains. Ports and terminals may implement certain measures and work procedures intended to relieve congestion which may also limit our access to terminals and apply additional costs to us or to our customers. For example, in October 2021 the port of Los Angeles and the port of Long Beach, California, together with the Biden-Harris Supply Chain Disruptions Task Force, US Department of Transportation, introduced a new dwell fee to be applied against containers that remained in the terminal longer than a specified permitted amount of days. While the implementation date of this dwell fee was delayed several times as congestion conditions improved until it was finally terminated on January 24, 2023, similar congestion related charges have been declared by the port in New York and New Jersey and the Houston Port Authority in August and September 2022. Although we have taken measures to relieve congestion at these and other ports and to avoid dwell fee and similar charges, dwell fees or similar charges and other measures may be imposed in additional ports and terminals in other geographical areas, and we may not be able to recover or mitigate the additional costs by applying similar charges on our customers. Although port, terminal and inland supply chain congestion generally eased during the second half of 2022, macroeconomic and geopolitical factors such as accelerating inflation, high energy costs and the Russian-Ukraine conflict may place pressure on terminals to increase their services rates, thereby increasing our operational costs. We cannot ensure that our efforts to secure sufficient port access will be successful. Any of these factors may have a material adverse effect on our business, financial condition and results of operations.

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

Our ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect our business, and we or the 2M Alliance, which recently announced its termination in January 2025, can unilaterally terminate the agreement earlier than January 2025 by providing a six month prior written notice following a period of 12 months from April 2022, the effective date of the agreement

The container shipping industry has experienced a reduction in the number of major carriers, and until recently, a continuation and increase of the trends of strategic alliances and partnerships among container carriers, which can result in more efficient and better coverage for shipping companies participating in such arrangements. For example, in 2016 CSCL was acquired by COSCO, APL-NOL was acquired by CMA CGM, United Arab Shipping Company merged with Hapag-Lloyd and Hanjin Shipping exited the market as a result of a bankruptcy, during 2017, Hamburg Sud was acquired by Maersk, three large Japanese carriers, K-Line, MOL and NYK merged into ONE and OOCL was acquired by COSCO, and in April 2020, Hyundai Merchant Marine (HMM) consummated the termination of its strategic cooperation with 2M and joined THE Alliance. Past consolidation in the industry has affected the existing strategic alliances between shipping companies. For example, the Ocean Three alliance, which consisted of CMA CGM Shipping, United Arab Shipping Company and China Shipping Container Lines, was terminated in 2019 and replaced by the Ocean Alliance, consisting of COSCO Shipping Group (including China Shipping and OOCL), CMA CGM Shipping Group (including APL) and Evergreen Marine. In January 2023 the 2M Alliance members, MSC and Maersk, announced that the 2M Alliance will be terminated in January 2025, and it is not yet known how this will affect other existing alliances, if at all.

We are currently not party to any strategic alliances and therefore have not been able to achieve the benefits associated with being a member of such an alliance. If, in the future, we would like to enter into a strategic alliance but are unable to do so, we may be unable to achieve the cost and other synergies that can result from such alliances. However, we are party to operational partnerships with other carriers in some of the trade zones in which we operate, including a strategic operational agreement with the 2M Alliance, and may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents.

In September 2018, we entered into a strategic operational cooperation agreement with the 2M Alliance in the Asia-USEC trade zone, which was expanded to additional services in other trades between 2019-2022. In April 2022 we amended our agreement with the 2M Alliance to extend the existing collaboration agreements on the Asia- USEC and Asia-USGC, as well as launched two independent services on the Asia-Mediterranean and Pacific Northwest trades, replacing our cooperation with the 2M Alliance on those trades. In accordance with the 2M Alliance announcement, the 2M Alliance will terminate in January 2025. Furthermore, under our new collaboration agreement with the 2M which went into effect in April 2022, we or the 2M Alliance may terminate the agreement earlier than January 2025, after the first 12 months of the agreement term (by providing a six-month prior written notice following a 12-month period from the effective date of the agreement). For additional information on our strategic operational cooperation with the 2M Alliance, see “Item 4.B - Business Overview — Our operational partnerships.” The termination of our existing operational agreements, including with the 2M Alliance, or any future cooperation agreement we may enter into, could adversely affect our business, financial condition and results of operations.

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

Our business may be adversely affected by trade protectionism in the markets that we serve, particularly in China

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

We compete with a large number of global, regional and niche container shipping companies, including, for example, Maersk, MSC, COSCO Shipping, CMA CGM S.A., Hapag-Lloyd AG, ONE and Yang Ming Marine Transport Corporation to provide transport services to customers worldwide. In each of our key trades, we compete primarily with global container shipping companies. The cargo shipping industry is highly competitive, with the top three carriers in terms of global capacity — A.P. Moller-Maersk Group, Mediterranean Shipping Company and CMA CGM — accounting for approximately 46.3% of global capacity, and the remaining carriers together contributing less than 53.7% of global capacity as of December 31, 2022, according to Alphaliner. Certain of our large competitors may be better positioned and have greater financial resources than us and may therefore be able to offer more attractive schedules, services and rates. Some of these competitors operate larger fleets with larger vessels and with higher vessel ownership levels than us and may be able to gain market share by supplying their services at aggressively low freight rates for a sustained period of time. In addition, mergers and acquisition activities within the container shipping industry in recent years have further concentrated global capacity with certain of our competitors. See “— Our ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect our business, and we or the 2M Alliance, which recently announced its termination in January 2025, can unilaterally terminate the agreement earlier than January 2025 by providing a six month prior written notice following a period of 12 months from April 2022, the effective date of the agreement.” If one or more of our competitors expands its market share through an acquisition or secures a better position in an attractive niche market in which we operate or intend to enter, we could lose market share as a result of increased competition, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to retain existing customers or may be unable to attract new customers.

Our continued success requires us to maintain our current customers and develop new relationships. We cannot guarantee that our customers will continue to use our services in the future or at the current level. We may be unable to maintain or expand our relationships with existing customers or to obtain new customers on a profitable basis due to competitive dynamics, especially in periods of market downturn. In addition, as some of our customer contracts are longer-term in nature (up to one year), if market freight rates increase, we may not be able to adjust the contractually agreed rates to capitalize on such increased freight rates until the existing contracts expire, while if freight rates decline below the agreed contract terms we may face pressure from our customers to adjust the contract rates to the prevailing market rates. Upon the expiration of our existing contracts, we cannot assure you that our customers will renew the contracts on favorable terms, or if at all, or that we will be able to attract new customers. Any adverse effect would be exacerbated if we lose one or more of our significant customers. In 2022, our 10 largest customers represented approximately 16% of our freight revenues and our 50 largest customers represented approximately 31% of our freight revenues. Although we believe we currently have a diversified customer base, we may become dependent upon a few key customers in the future, especially in particular trades, such that we would generate a significant portion of our revenue from a relatively small number of customers. Any inability to retain or replace our existing customers may have a material adverse effect on our business, financial condition, and results of operations.

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

Our success depends, in large part, upon our ability to attract and retain highly skilled and qualified personnel, particularly seamen and coast workers who deal directly with activities related to vessel operation and sailing. In crewing our vessels, we require professional and technically skilled employees with specialized training who can perform physically demanding work on board our vessels. As the worldwide container ship fleet continues to grow, the demand for skilled personnel has been increasing, which has led to a shortfall of such personnel. An inability to attract and retain qualified personnel as needed could materially impair our ability to operate, or increase our costs of operations, which could adversely affect our business, financial condition, results of operations and liquidity. Furthermore, due to the COVID‑19 pandemic, the shipping industry as a whole is experiencing difficulties in carrying out crew changes, which could impede our ability to employ qualified personnel.

Risks related to operating our vessel fleet

We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.

We charter-in most of our fleet. As of December 31, 2022, of the 150 vessels through which we provide transport services globally, 141 are chartered (including 136 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements), which represents a percentage of chartered vessels that is significantly higher than the industry average of 45.3% (according to Alphaliner). Any rise in charter hire rates could adversely affect our results of operations.

While there have been fluctuations in the demand in the container shipping market, during 2021 and the first half of 2022, charter demand was very high for all vessel sizes, leading to an imbalance in supply and demand and a shortage of vessels available for hire, increased charter rates and longer charter periods dictated by owners, and we have taken steps to increase our vessel capacity in response. See “Item 4.B - Business Overview – Our vessel fleet”. Since September 2022, charter hire rates have been normalizing with vessel availability for hire still very low. According to Clarksons Research, charter hire rates are expected to continue to fall to average or below average historical levels in 2023 (compared to the highs of 2021 and first half of 2022).

We are a party to a number of other long-term charter agreements and may enter into additional long-term agreements based on our assessment of current and future market conditions and trends. As of December 31, 2022, 80.9% of our chartered-in vessels (or 83.1% in terms of TEU capacity) have a remaining charter period that exceeds one year, and we may be unable to take full advantage of short-term reductions in charter hire rates with respect to such longer-term charters. In addition, in the future we may substitute a short-term charter of one year or less with a long-term charter exceeding one year, which could cause our costs to increase quickly compared to competitors with longer-term charters or owned vessels. To the extent we replace vessels that are chartered-in under short-term leases with vessels that are chartered-in under long- term leases or that are owned by us, the principal amount of our long-term contractual obligations would increase. There can be no assurance that the terms of any such long- term leases will be favorable to us in the long run.

We may face difficulties in chartering or owning enough vessels in the future, including large vessels, to support our growth strategy due to the possible shortage of vessel supply in the market.

Charter rates for container and car carrier vessels are volatile. If we are unable in the future to charter vessels of the type and size needed to serve our customers efficiently on terms that are favorable to us, if at all, this may have a material adverse effect on our business, financial condition, results of operations and liquidity.  Furthermore, container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels as, among other factors, larger vessels provide increased capacity and fuel efficiency per carried TEU. As a result, carriers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels in excess of 12,500 TEUs represented approximately 69% of the current global orderbook based on TEU capacity as of December 31, 2022, and approximately 35% of the global fleet based on TEU capacity will consist of vessels in excess of 12,500 TEUs by December 31, 2023. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade, will enable the transfer of existing, large vessels to other shipping lines on which smaller vessels typically operate. Such transfer, which is referred to as “fleet cascading,” may in turn generate similar effects in the smaller trades in which we operate. Other than our strategic agreement with Seaspan Corporation for the long-term charter of ten 15,000 TEU LNG dual-fuel container vessels (see “Item 4.B - Business Overview - Our vessel fleet - Strategic chartering agreements”), we do not currently have additional agreements in place to procure or charter-in large container vessels (in excess of 12,500 TEU), and the continued deployment of larger vessels by our competitors will adversely impact our competitiveness if we are not able to charter-in, acquire or obtain financing for such vessels on attractive terms or at all. This risk is further exacerbated as a result of our difficulties faced in participating in certain alliances and thereby accessing larger vessels for deployment. Even if we are able to acquire or charter-in larger vessels, we cannot assure you we will be able to achieve utilization of our vessels necessary to operate such vessels profitably.

Rising energy and bunker prices (including LNG) may have an adverse effect on our results of operations.

Fuel and energy expenses, in particular bunker expenses, represent a significant portion of our operating expenses, accounting for 30.1%, 18.9% and 12.8% of our operating expenses and cost of services for the years ended December 31, 2022, 2021 and 2020, respectively. Bunker price moves in close interdependence with crude oil prices, which have historically exhibited significant volatility. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond our control, particularly economic developments in emerging markets such as China and India, the US-China trade war, the Russian-Ukraine conflict and sanctions enacted on seaborne imports of Russian crude oil and petroleum product, concerns related to the global recession and financial turmoil, rising inflation, interest rates fluctuations, policies of the Organization of the Petroleum Exporting Countries (OPEC) and other oil producing countries and production cuts, sanctions on Iran by the US, consumption levels of other transportation industries such as the aviation, rail and car industries, and ongoing political tensions and acts of terror in key production countries such as Libya, Nigeria and Venezuela. Crude oil prices have decreased significantly from annual level of $64 per barrel in 2019 to an average price of $42 per barrel in 2020, due in part to decreased demand as a result of the COVID-19 pandemic and the changing dynamics among OPEC+ members, however, during 2021 crude oil prices have increased to an annual average of $71 per barrel. The recent military conflict between Russia and Ukraine led to an immediate increase in bunker prices, and bunker prices may increase even further if this conflict continues. In 2022, the price of crude oil further increased to an average price of $100 per barrel.

In accordance with our ESG strategy and strategic long-term charter agreements (See “Item 4.B - Business Overview – Our vessel fleet – Strategic chartering agreements”), we expect 28 LNG dual fuel container vessels to be delivered to us during 2023-2024. In August 2022 we have announced the signing of a ten-year marine LNG sale and purchase agreement with Shell NA LNG, LLC, or Shell, to supply LNG to our operated ten 15,000 TEU LNG vessels chartered from Seaspan, to be deployed on ZIM’s Container Service Pacific (ZCP) on the Asia-USEC trade. In accordance with the agreement, Shell agreed to sell and deliver, and we agreed to purchase and accept, LNG in quantities, quality, specifications, and prices as specified in the agreement. The agreement is for a period of ten years from the date of the first bunkering operation executed by the parties. This agreement may be terminated with immediate effect by either party in the event of a material breach by the other party that has not been cured within 30 days of written notice thereof. This sale and purchase agreement is estimated by us to be valued at more than one billion U.S dollars for its ten-year term. If this agreement is terminated (due to a breach of either party), we may not be able to supply our 15,000 TEU long termed chartered vessels with enough of LNG fuel required for their operation, and we will need to shift back to crude oil-based fuels, and alternatively, we may be required to buy LNG at the then market terms, which could be on worse terms for us compared to the terms of our agreement with Shell. Furthermore, our operations may be significantly affected by the supply and demand conditions of the LNG global trade market, and we will need to rely on other LNG suppliers to supply LNG for our other LNG container vessels.

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

A rise in bunker prices (including LNG) could have a material adverse effect on our business, financial condition, results of operations and liquidity. Historically and in line with industry practice, we have imposed from time to time surcharges such as the NBF over the base freight rate we charge to customers in part to minimize our exposure to certain market-related risks, including bunker price adjustments. However, there can be no assurance that we will be successful in passing on future price increases to customers in a timely manner, either for the full amount or at all.

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

As vessel owners we may incur additional costs and liabilities for the operation of our vessel fleet

Although we charter most of our fleet, we currently own and operate nine vessels, eight of which were purchased during 2021 in several separate transactions, and we may purchase additional vessels, depending on market terms and conditions and on our operational needs. As a vessel owner we may incur additional costs due to maintenance and regulatory requirements, most of them described in this Item 3.D and elsewhere of this Annual Report. In addition, as vessel owners we may be exposed to higher risks due to our responsibility to the crew and operational condition of the vessel. We intend to mitigate these vessel owner liability risks by acquiring adequate insurance policy, however our insurance policy may not cover all or part of our costs. See also below - “Our insurance may be insufficient to cover losses that may occur to our property or result from our operations”.

There are numerous risks related to the operation of any sailing vessel and our inability to successfully respond to such risks could have a material adverse effect on us.

There are numerous risks related to the operation of any sailing vessel, including dangers associated with potential marine disasters, mechanical failures, collisions, lost or damaged cargo, poor weather conditions (including severe weather events resulting from climate change), the content of the load, exceptional load (including dangerous and hazardous cargo or cargo the transport of which could affect our reputation), meeting deadlines, risks of documentation, maintenance and the quality of fuels and piracy. For example, we incurred expenses of $15.2 million in respect of claims and demands for lost and damaged cargo, vessels and war risks for the year ended December 31, 2022. Such claims are typically insured and our deductibles, both individually and in the aggregate, are typically immaterial. In addition, in the past, our vessels have been involved in collisions resulting in loss of life and property as well as weather related events which damaged our cargo. For example, in October 2021, ZIM Kingston, one of our chartered vessels, experienced a collapse and loss of containers due to bad weather which also resulted in a fire erupting onboard while approaching the port of Vancouver. Both vessel and cargo suffered damages, however no personal injuries were involved.

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

While all of our insurers and P&I clubs are highly reputable, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel or other equipment in the event of a loss. Under the terms of our financing agreements, insurance proceeds are pledged or assigned in favor of the creditor who financed the respective vessel. In addition, there are restrictions on the use of insurance proceeds we may receive from claims under our insurance policies. We may also be subject to supplementary calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the P&I clubs through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our P&I clubs, even though unexpected additional premiums are usually at reasonable levels as they are distributed among a large number of ship owners. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. While we do not operate any tanker vessels, a catastrophic oil spill or a marine disaster could, under extreme circumstances, exceed our insurance coverage, which might have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to competition and antitrust regulations in the countries where we operate, and have been subject to antitrust investigations by competition authorities. Moreover, the sharp increase in freight rates and related charges during 2021 and the first half of 2022 has resulted in increased scrutiny by regulators around the world and we may face antitrust investigations.

We are subject to competition and antitrust regulations in each of the countries where we operate. In most of the jurisdictions in which we operate, operational partnerships among shipping companies are generally exempt from the application of antitrust laws, subject to the fulfillment of certain exemption requirements. However, it is difficult to predict whether existing exemptions or their renewal will be affected in the future. We are a party to numerous operational partnerships and view these agreements as competitive advantages in response to the market concentration in the industry as a result of mergers and global alliances. An amendment to or a revocation of any of the exemptions for operational partnerships that we rely on could negatively affect our business and results of operations. For example, Commission Regulation (EC) No 906/2009, or the Consortia Block Exemption Regulation, or CBER, exempts certain cooperation agreements in the liner shipping sector (such as operational cooperation agreements), from the prohibition on anti-competitive agreements contained at Article 101 of the Treaty on the Functioning of the European Union, or TFEU. This Block Exemption Regulation is due to expire in April 2024. During 2022 the European Union launched a legal review of the CBER to decide whether to renew, modify or allow the CBER to lapse. The EU competition authority, or the DG Competition, is expected to publish its conclusions on the future of the CBER following a call for evidence published to industry stakeholders, with most of the responses received arguing for either modification or non-renewal of the CBER. If the Block Exemption Regulation is not extended or its terms are amended, this could have an adverse effect on the shipping industry and limit our ability to enter into cooperation arrangements with other shipping companies and effectively compete with other carriers, which could adversely affect our business, financial condition and results of operations. In addition, the non-renewal or modification of the existing CBER is expected to adversely affect the review and renewal processes of similar block exemptions regulations in other jurisdictions, and the uncertainty of the future of the CBER may contribute to the shortening of block exemption regulation effective periods in other jurisdictions.

The spike in freight rates and related charges during the previous two years has resulted in increased scrutiny and enforcement actions by governments and regulators around the world, including the U.S. President Biden's administration and the FMC, as well as the ministry of transportation in China. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) signed into law in June 2022 mandates a series of rulemaking projects by the Federal Maritime Commission (FMC) and requires carriers to immediately implement certain requirements in detention and demurrage invoices, which may affect our ability to effectively collect these fees from our customers, heighten the risk of civil litigation against us and adversely affect our financial results. If we are found to be in violation of the applicable regulation, we could be subject to various sanctions, including monetary sanctions.

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

We are also subject from time to time to civil litigation relating, directly or indirectly, to alleged anti-competitive practices and may be subject to additional investigations by other competition authorities. Particularly, in September 2022 an FMC complaint was filed against us claiming we overcharged detention and demurrage fees in violation of the FMC’s interpretive Rule on Detention and Demurrage of May 18, 2020, and is currently in preliminary stages. These types of claims, actions or investigations could continue to require significant management time and attention and could result in significant expenses as well as unfavorable outcomes which could have a material adverse effect on our business, reputation, financial condition, results of operations and liquidity. For further information, see “Item 4.B - “Business Overview — Legal Proceedings” and Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our anti-bribery and anti-corruption plan mandate compliance with these anti-bribery laws, establishes anti-bribery and anti-corruption policies and procedures, imposes mandatory training on our employees and enhances reporting and investigation procedures. We operate in many parts of the world that are recognized as having governmental and commercial corruption. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

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

We are subject to environmental regulations and failure to comply with these regulations could have a material adverse effect on our business. In addition, Environmental, Social and Governance (ESG) regulation and reporting is expected to intensify in the future, which could increase our operational costs

Our operations are subject to international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered relating to the protection of the environment. Such requirements are subject to ongoing developments and amendments and relate to, among other things, the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, such as sulfur oxides, nitrogen oxides and the use of low- sulfur fuel or shore power voltage, and the remediation of contamination and liability for damages to natural resources. We are subject to the International Convention for the Prevention of Pollution from Ships (or, MARPOL Convention, including designation of Emission Control Areas thereunder), the International Convention for the Control and Management of Ships Ballast Water & Sediments, the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea of 1996, the Oil Pollution Act of 1990, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the U.S. Clean Water Act (CWA), and National Invasive Species Act (NISA), among others. Compliance with such laws, regulations and standards, where applicable, may require the installation of costly equipment, make ship modifications or operational changes and may affect the useful lives or the resale value of our vessels.

If we fail to comply with any environmental requirements applicable to us, we could be exposed to, among other things, significant environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could result in the termination or suspension of, and substantial harm to, our operations and reputation. Specifically, in September 2022 we were approached by a state regulator who indicated that we did not meet the local environmental regulation and provided an initial informal assessment as to our scope of liability, subject to our possible counter arguments. We are currently reviewing the claims and initial informal assessment. Additionally, environmental laws often impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including remediation costs and natural resource damages, as well as third-party damages, personal injury and property damage claims in the event there is a release of petroleum or other hazardous substances from our vessels, or otherwise, in connection with our operations. We are required to satisfy insurance and financial responsibility requirements for potential petroleum (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations and financial condition. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels and events of this nature could have a material adverse effect on our business, reputation, financial condition and results of operations.

We may also incur additional compliance costs relating to existing or future ESG requirements, which have recently intensified and are expected to intensify in the future, and which could have a material adverse effect on our business, results of operations and financial conditions. Such costs include, among other things: reduction of greenhouse gas emissions and use of "cleaner" fuels (including LNG), imposition of vessel speed limits, changes with respect to cargo capacity or the types of cargo that could be carried; management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; and development and implementation of emergency procedures. For example, on November 1, 2022, new amendments to the MARPOL Annex IV entered into effect and introduced new energy efficiency and CO2 emissions requirements relating to Existing Ship Energy Index (EEXI) and Operational Carbon Intensity Indicator (CII) for both new and existing vessels. Compliance with the new regulation involves additional costs and the implementation of optimization strategies such as slow steaming, which may increase our vessels’ voyage transit times. Environmental or other incidents may result in additional regulatory initiatives, statutes or changes to existing laws that could affect our operations, require us to incur additional compliance expenses, lead to decreased availability of or more costly insurance coverage, and result in our denial of access to, or detention in, certain jurisdictional waters or ports. For further information on the environmental regulations we are subject to and ESG (sustainability), see “Item 4.B - Business Overview - Regulatory matters — Environmental and other regulations.”

Regulations relating to ballast water discharge may adversely affect our results of operation and financial condition.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the international oil pollution prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D‑2 standard on or after September 8, 2019, but no later than September 9, 2024. For most vessels, compliance with the D‑2 standard will involve installing on- board systems to treat ballast water and eliminate unwanted organisms (ballast water management systems). Vessels constructed on or after September 8, 2017, are required to comply with the D‑2 standards. We are subject to costs of compliance for our owned vessels, which may adversely affect our results of operation and financial condition.

We are also subject to U.S. regulations with respect to ballast water discharge. Although the 2013 Vessel General Permit (VGP) program and The National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (VIDA), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, by December 2020. EPA published a notice of proposed rulemaking - Vessel Incidental Discharge National Standards of Performance for public comment on October 26, 2020. The comment period closed on November 25, 2020. VIDA requires the U.S. Coast Guard to develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years of the EPA’s publication of proposed rulemaking. All provisions of the 2013 VGP will remain in force and effect until the USCG regulations under VIDA are finalized. Furthermore, we are also subject, and may be subject in the future, to local or state ballast regulation. For example, on January 1, 2022, new ballast water management requirements entered into effect in California. State enacted requirements may include more stringent standards than the proposed requirements and standards set forth by the EPA and U.S. Coast Guard. Currently, all of our vessels deployed in the U.S. trades are equipped with ballast water management systems. New federal and state regulations could require the installation, or further improvement of already installed ballast management systems, or place new requirements and standards which may cause us to incur substantial costs.

Climate change and greenhouse gas restrictions may adversely affect our operating results.

Many governmental bodies have adopted, or are considering the adoption of, international, treaties, national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to the concern about climate change. These measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In November 2016, the Paris Agreement, which resulted in commitments by 197 countries to reduce their greenhouse gas emissions with firm target reduction goals, came into force and could result in additional regulation on shipping. The Glasgow Climate Change Conference held between October and November 2021 with the participation of nearly 200 country leaders reiterated their countries' commitment to bringing down emissions and finalized guidelines for the full implementation of the Paris Agreement. In addition, several non-governmental organizations and institutional investors have undertaken campaigns with respect to climate change, with goals to minimize or eliminate greenhouse gas emissions through a transition to a low- or zero-net carbon economy.

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

We operate in various jurisdictions and may be subject to the tax regimes and related obligations in the jurisdictions in which we operate or do business. Changes in tax laws, bilateral double tax treaties, regulations and interpretations could adversely affect our financial results. The tax rules of the various jurisdictions in which we operate or conduct business often are complex, involve bilateral double tax treaties and are subject to varying interpretations. Specifically, on December 20, 2022, the OECD published an implementation package for Pillar Two model rules, currently expected to enter into effect in member countries in 2024 and 2025. The Pillar Two rules were introduced to ensure that large multinational enterprises (MNEs) pay a minimum level of tax on the income arising in each jurisdiction where they operate. The current minimum effective tax rate that was determined under Pillar Two is 15%. While Pillar Two model rules are not intended to be applied to international shipping income, other sources of our income may be affected as a result of Pillar Two entering into effect, and there is still uncertainty regarding the scope and manner of the mandatory reporting by shipping companies pursuant to these rules. Furthermore, as the Pillar Two model is expected to enter into effect in 2024 in some countries and in 2025 in others, there is still uncertainty as to how the Pillar Two model will be applied evenly during this transition period. We are currently monitoring the developments of the Pillar Two legislation process and are evaluating its potential impact on our financial results.

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

Our ability to generate cash flow from operations to cover our operational costs and to make payments in respect of our obligations, financial liabilities (mainly lease liabilities) and operational needs will depend on our future performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions and the health of the shipping industry. If we are unable to generate sufficient cash flow from operations to satisfy our obligations, liabilities and operational needs, we may need to borrow funds or undertake alternative financing plans, or to reduce or delay capital investments and other costs. It may be difficult for us to incur additional debt on commercially reasonable terms due to, among other things, our financial position and results of operations and market conditions. Our inability to generate sufficient cash flows from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on our business.

Volatile market conditions could negatively affect our business, financial position, or results of operations and could thereby result in impairment charges.

As of the end of each of our reporting periods, we examine whether there have been any events or changes in circumstances, such as a deterioration of general economic or market conditions, which may indicate an impairment. When there are indications of an impairment, an examination is made as to whether the carrying amount of the operating assets or cash generating units, or CGUs, exceeds the recoverable amount. and, if necessary, an impairment loss is recognized in our financial statements.

For each of the years ended December 31, 2022, 2021 and 2020 we did not recognize an impairment loss in our financial statements. As of December 31, 2021, and 2020, we concluded there were no indications for impairment. With respect to the impairment analysis carried out as of December 31, 2022, see Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report. However, we cannot assure that we will not recognize impairment losses in future years. If an impairment loss is recognized, our results of operations will be negatively affected. Should freight rates decline significantly or we or the shipping industry experience adverse conditions, this may have a material adverse effect on our business, results of operations and financial condition, which may result in us recording an impairment charge.

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

We are incorporated and our headquarters are located in Israel and the majority of our key employees, officers and directors are residents of Israel. Additionally, the terms of the Special State Share require us to maintain our headquarters and to be incorporated in Israel, and to have our chairman, chief executive officer and a majority of our board members be Israeli. As an Israeli company, we have relatively high exposure, compared to many of our competitors, to acts of terror, hostile activities including cyber-attacks, security limitations imposed upon Israeli organizations overseas, possible isolation by various organizations and institutions for political reasons and other limitations (such as restrictions against entering certain ports). Political, economic and military conditions in Israel may directly affect our business and existing relationships with certain foreign corporations, as well as affect the willingness of potential partners to enter into business arrangements with us. In particular, the Israeli judicial reform proposal introduced by the Israeli government in January 2023, which, if adopted, will affect the separation of powers among the three branches of government, has sparked significant backlash both inside and outside of Israel, led to civil protest and raises economic concerns regarding Israel’s sovereign credit rating, increased interest rates, currency fluctuations, inflation, securities market volatility and scope of future investments in Israel. If any of the foregoing risks were to materialize, it may have an adverse effect on our business, our results of operations and our ability to raise additional funds. Numerous countries, corporations and organizations limit their business activities in Israel and their business ties with Israeli-based companies. Our status as an Israeli company may limit our ability to call on certain ports and therefore could limit our ability to enter into alliances or operational partnerships with certain shipping companies, which has historically adversely affected our operations and our ability to compete effectively within certain trades. In addition, our status as an Israeli company may limit our ability to enter into alliances that include certain carriers who are not willing to cooperate with Israeli companies.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel, causing casualties and disrupting economic activities. The state of Israel also faces terrorist attacks against civilian population, including terrorist activity and acts of violence originating from the West Bank and East Jerusalem. Political uprisings, social unrest and violence in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, have affected and continue to affect the political stability of those countries. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Iran is also believed to have a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in the Gaza Strip and Hezbollah in Lebanon. Armed conflicts or hostilities in Israel or neighboring countries could cause disruptions in our operations, including significant employee absences, failure of our information technology systems and cyber-attacks, which may lead to the shutdown of our headquarters in Israel. For instance, during the 2006 Lebanon War, a military conflict took place in Lebanon. As a result of rocket fire in the city of Haifa, we closed our headquarters for several days. Although we maintain an emergency plan, such events can have material effects on our operational activities. Any future deterioration in the security or geopolitical conditions in Israel or the Middle East could adversely impact our business relationships and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity. If our facilities, including our headquarters, become temporarily or permanently disabled by an act of terrorism or war, it may be necessary for us to develop alternative infrastructure and we may not be able to avoid service interruptions. Additionally, our owned and chartered-in vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of, or bring essential supplies and services to, the State of Israel. Israeli legislation also allows the State of Israel to use our vessels in times of emergency. Any of the aforementioned factors may negatively affect us and our results of operations.

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

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2022, we had approximately 830 employees based in Israel, certain of whom may be called upon to perform several weeks of annual military reserve duty until they reach the age qualifying them for an exemption (generally 40 for men who are not officers or do not have specified military professions) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and operations.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not generally recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers involving an exchange of shares, Israeli tax law may allow for tax deferral under certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions in which the sellers receive shares in the acquiring entity that are publicly traded on a stock exchange, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of such shares has occurred. In order to benefit from the tax deferral, a pre-ruling from the Israel Tax Authority might be required.

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

Our articles of association provides that unless we consent in writing to the selection of an alternative forum, and other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert in the courts of the State of Israel, with respect to any causes of action arising under the Securities Act or the Exchange Act, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Our articles of association further provide that unless we consent in writing to the selection of an alternative forum, the Haifa District Court will be the exclusive forum for the following: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees, to us or to our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law of 1968.

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

We are incorporated in Israel. The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by the Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.- based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a controlling shareholder, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

Any perceived uncertainties as to our future direction and control, our ability to execute on our strategy, or changes to the composition of our board of directors or senior management team may arise from future proposals from shareholders and could lead to instability which may be exploited by our competitors, result in the loss of potential business opportunities, and make it more difficult to pursue our strategic initiatives or attract and retain qualified personnel and business partners, any of which could have an adverse effect, which may be material, on our business and operating results. In addition, actions such as those described above could cause significant fluctuations in the trading prices of our ordinary shares based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

General risk factors

We face cyber-security risks.

Our business operations rely upon secure information technology systems for data processing, storage and reporting. As a result, we maintain information security policies and procedures for managing our information technology systems. Despite security and controls design, implementation and updates, our information technology systems may be subject to cyber-attacks, including, network, system, application and data breaches. A number of companies around the world, including in our industry, have been the subject of cyber-security attacks in recent years. For example, one of our peers experienced a major cyber-attack on its IT systems in 2017, which impacted such company’s operations in its transport and logistics businesses and resulted in significant financial loss. In addition, in August 2020, a cruise operator was a victim to ransomware attack. On September 28, 2020, another competitor confirmed a ransomware attack that disabled its booking system, and on October 1, 2020, the IMO’s public website and intranet services were subject to a cyberattack. In December 2020, an Israeli insurance company fell victim to a publicized ransomware attack, resulting in the filing of civil actions against the company and significant damage to that company’s reputation. Other Israeli companies are facing cyber-attack campaigns, and it is believed the attackers may be from hostile countries. Cyber-attacks are becoming increasingly common and more sophisticated, and may be perpetrated by computer hackers, cyber-terrorists or others engaged in corporate espionage.

Cyber-security attacks could include malicious software (malware), attempts to gain unauthorized access to data, social media hacks and leaks, ransomware attacks and other electronic security breaches of our information technology systems as well as the information technology systems of our customers and other service providers that could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information, and breach of protected data belonging to third parties. In addition, following the COVID‑19 pandemic, we have reduced our staffing in our offices and increased our reliance on remote access of our employees. We have taken measures to enable us to face cyber-security threats, including backup and recovery and backup measures, as well as cyber security awareness trainings and annual company-wide cyber preparedness drills. However, there is no assurance that these measures will be successful in coping with cyber-security threats, as these develop rapidly, and we may be affected by and become unable to respond to such developments. A cyber-security breach, whether as a result of malicious, political, competitive or other motives, may result in operational disruptions, information misappropriation or breach of privacy laws, including the European Union’s General Data Protection Regulation and other similar regulations, which could result in reputational damage and have a material adverse effect on our business, financial condition and results of operation.

We face risks relating to our information technology and communication system.

Our information technology and communication system supports all of our businesses processes throughout the supply chain, including our customer service and marketing teams, business intelligence analysts, logistics team and financial reporting functions. Our primary data center is in Europe with a back-up data center in Israel, and we are preparing a second data center in Europe expected to launch by the end of 2023. While we have a disaster recovery plan pursuant to which we are able to immediately activate the back-up data center in the event of a failure at our primary data center, if our primary data center ceases to be available to us without sufficient advance notice, we would likely experience delays in our operating activities.

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

We employ, directly and indirectly, approximately 6,530 employees around the globe (including contract workers). We, our subsidiaries, and the independent agencies with which we have agreements could experience strikes, industrial unrest or work stoppages. Several our employees are members of unions. In recent years, we have experienced labor interruptions as a result of disagreements between management and unionized employees and have entered into collective bargaining agreements addressing certain of these concerns. If such disagreements arise and are not resolved in a timely and cost-effective manner, such labor conflicts could have a material adverse effect on our business and reputation. Disputes with our unionized employees may result in work stoppage, strikes and time-consuming litigation. Our collective bargaining agreements include termination procedures which affect our managerial flexibility with re-organization procedures and termination procedures. In addition, our collective bargaining agreements affect our financial liabilities towards employees, including because of pension liabilities or other compensation terms.

We incur increased costs as a result of operating as a public company, and our management team, which has limited experience  in managing and operating a company that is publicly traded in the U.S., will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares have been listed in the United States since January 2021, we incur accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). We also incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes- Oxley Act, as well as rules implemented by the SEC and the NYSE, and provisions of Israeli corporate laws applicable to public companies. These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations and stock exchange listing fees, and make some activities more time-consuming and costly. In addition, our senior management and other personnel must divert attention from operational and other business matters to devote substantial time to these public company requirements. Our current management team has limited experience managing and operating a company that is publicly traded in the U.S. Failure to comply or adequately comply with any laws, rules or regulations applicable to our business may result in fines or regulatory actions, which may adversely affect our business, results of operation or financial condition and could result in delays in achieving or maintaining an active and liquid trading market for our ordinary shares.

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

Risks related to our ordinary shares

Our share price may be volatile, and you may lose all or part of your investment.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated variations in our or our competitors’ results of operations and financial condition;

•	variations in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry, which traditionally has been volatile;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

In addition, the stock markets generally have experienced extreme price and volume fluctuations, which have been enhanced by the volatility of the industry in which we operate.

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

If we or our existing shareholders sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Substantially all of our outstanding ordinary shares are eligible for sale in the public market, except that ordinary shares held by our affiliates are subject to restrictions on volume and manner of sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). We have also filed a registration statement on Form S-8 with the SEC, covering all of the ordinary shares issuable under our share incentive plans and such shares are available for resale following the expiration of any restrictions on transfer. Further, substantially all of our pre-IPO shareholders are party to a Registration Rights Agreement. Pursuant to this agreement, the shareholders party thereto are entitled to request that we register the resale of their ordinary shares under the Securities Act, subject to certain conditions. Certain of our shareholders have exercised their Registration Rights in a secondary offering of our ordinary shares which closed in June 2021. See “Item 7.B - Related party transactions — Registration rights” for additional information. In addition, a sale by us of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other securities and may cause you to lose part or all of your investment in our ordinary shares.

Interests of our principal shareholders could adversely affect our other shareholders.

Our largest shareholder Kenon Holdings, Ltd., or Kenon, currently owns approximately 20.7%  of our outstanding ordinary shares and voting power. As a result of its voting power, Kenon has and will continue to have the ability to exert influence over our affairs for the foreseeable future, including with respect to the election of directors, amendments to our articles of association and all matters requiring shareholder approval. In certain circumstances, Kenon’s interests as a principal shareholder may differ or even conflict with the interests of our other shareholders, and Kenon’s ability to exert influence over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests. In addition, we have entered into a number of transactions with related parties, which are connected to Kenon, as described in “Item 7.B - Related party transactions”. Although we have implemented procedures to ensure the terms of any related party transaction are at arm’s length, any alleged appearance of impropriety in connection with our entry into related party transactions could have an adverse effect on our reputation and business.

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

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we have voluntarily filed and intend to continue to voluntarily file current reports on Form 6‑K that include quarterly financial statements, and we have adopted a procedure to voluntarily comply with Regulation FD, these exemptions and leniencies reduce the frequency and scope of information and protections to which you are entitled as an investor.

We are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose the compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers on an individual, rather than on an aggregate, basis. Nevertheless, regulations promulgated under the Israeli Companies Law 5759‑1999 (the “Companies Law”) requires us to disclose in the notice convening an annual general meeting (unless previously disclosed in any report by us prepared pursuant to the requirements of NYSE or any other stock exchange on which our shares are registered for trade) the annual compensation of our five most highly compensated officers on an individual basis, rather than on an aggregate basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer.

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

If we are classified as a passive foreign investment company, U.S. investors could be subject to adverse U.S. federal income tax consequences.

The rules governing passive foreign investment companies, or PFICs, can have adverse effects for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. As discussed in “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules,” we believe that we were not a PFIC for the taxable year ended December 31, 2022. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion.  In addition, the determination of whether we are a PFIC depends on particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, which may be determined, in part, by reference to the market price of our ordinary shares) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In light of the foregoing, no assurance can be provided that we were not a PFIC for the taxable year ended December 31, 2022 or that we will not become a PFIC in any future taxable year. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.

If we are or become a PFIC for any taxable year during which a U.S. investor holds our ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds our ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our ordinary shares are regularly traded on a qualified exchange.  For further discussion, see “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares.

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

Our Board of Directors has adopted a dividend policy, which was recently amended in August 2022, to distribute a dividend to our shareholders on a quarterly basis at a rate of 30% of the net quarterly income of each of the first three fiscal quarters of the year, while the cumulative annual dividend amount to be distributed by the Company (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income, all subject to our Board of Directors' absolute discretion at the time of any such distribution, and the satisfaction of the applicable relevant tests under the Israeli Companies law at the time of these distributions. During 2022 the Company paid cash dividends of approximately $2.04 billion, $342 million, $570 million and $354 million, or a total of $3.30 billion (or $17.0, $2.85, $4.75 and $2.95 per ordinary share), on April 4, 2022, June 8, 2022, September 8, 2022, and December 7, 2022, respectively. During 2021 the Company paid a special cash dividend of approximately $237 million, or $2.00 per ordinary share and a cash dividend of approximately $299 million, or $2.50 per ordinary share. On March 13, 2023, in accordance with the Company's dividend policy, our Board of Directors declared a cash dividend of approximately $769 million, or $6.40 per ordinary share. Together with prior dividend distributions made on account of 2022, dividend distributions for the year totaled approximately 44% of the year’s net income. The dividend will be paid on April 3, 2023, to holders of ZIM ordinary shares as of March 24, 2023. Since the foregoing declared dividend amount per ordinary share constitutes more than 25% of the Company’s ordinary share price on the declaration date (March 13, 2023), per the instructions of the NYSE, the ex-dividend date with respect to this dividend distribution will be April 4, 2023. Shareholders who wish to receive the dividend must hold their ZIM shares until the ex-dividend date.

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

The shipping industry experienced significant instability and volatility from 2008 into 2012, primarily as a result of persistently high fuel prices, slow growth in demand and an over-supply of shipping services. Against this backdrop, in 2013, we initiated a dialogue with our financial creditors and other parties and reached a consensual restructuring agreement in July 2014. Our strategic operational cooperation with the 2M Alliance, which was announced in July 2018 and amended in February 2022, allows us to provide faster, more efficient service and a wider geographic coverage in our most critical trade lanes, enabling us to provide our customers with improved product portfolio, larger port coverage and better transit time, while generating cost efficiencies. In January 2023 the 2M Alliance members, Maersk and MSC, announced the termination of the 2M Alliance in January 2025.

Our ordinary shares have been listed on the New York Stock Exchange under the symbol "ZIM" since January 28, 2021. During 2021 we have made a full early repayment of our Series 1 and Series 2 notes (Tranches C and D), in a total amount of US$434 million, reflecting a full settlement of the outstanding indebtedness related to such notes and resulting in the removal of the related provisions and limitations. In addition, during 2021 and 2022 we have made dividend payments of approximately US$3.84 billion in the aggregate to our shareholders.

Our legal and commercial name is ZIM Integrated Shipping Services Ltd. Our principal place of business is located at 9 Andrei Sakharov Street, P.O. Box 15067, Matam, Haifa, 3190500. The telephone number of our principal place of business is +972 4 8652111. Our website is www.zim.com. We have included our website address in this Annual Report solely for informational purposes. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov. Our agent for service of process is ZIM American Integrated Shipping Services Company, LLC, whose address is 5801 Lake Wright Drive, Norfolk, Virginia 23502, United States, and whose telephone number is 757‑228‑1300.

B.          Business Overview

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

As of December 31, 2022, we operated a fleet of 150 vessels and chartered-in 94.2% of our TEU capacity and 94.0% of the vessels in our fleet. For comparison, according to Alphaliner, our competitors chartered-in on average approximately 45.3% of their fleets as of the end of 2022 (in accordance with Alphaliner January 2023 Report).  During 2021 and 2022 we have entered into several strategic long-term charter agreements, including two strategic agreements with Seaspan for the long-term charter of ten 15,000 TEU and fifteen 7,000 TEU LNG (liquified natural gas dual-fuel) container vessels to serve ZIM’s Asia-US East Coast Trade and other global-niche trades, with the first vessel delivered to us in February 2023, and the other nine vessels expected to be delivered to us during 2023-2024. We have also entered into a new eight-year charter agreement with a shipping company that is an affiliate of our largest shareholder, Kenon Holdings Ltd., according to which we will charter three 7,000 TEU LNG dual fuel container vessels, expected to be delivered during the first and second quarters of 2024. Furthermore, in February 2022 we announced a new chartering agreement with Navios Maritime Partners L.P. for a total of 13 vessels (including five of which are secondhand), ranging from 3,500 to 5,300 TEUs, and in March 2022 we announced we have entered into a seven-year charter transaction for six 5,500 TEU wide beam newbuild vessels with MPC Container Ships ASA and MPC Capital AG scheduled to be delivered between May 2023 and February 2024. See - “Our vessel fleet – Strategic Chartering Agreements”. During the second half of 2021 we have completed the purchase of eight secondhand vessels, ranging from 1,100 to 4,250 TEU, in several separate transactions, for an aggregated amount of $355 million, with all vessels delivered to us as of the date of this Annual report. See– “Our Vessel Fleet”.

As of December 31, 2022, we chartered-in most of our capacity; in addition, 80.9% of our chartered-in vessels are under leases having a remaining charter duration of more than one year (or 83.1% in terms of TEU capacity). We continue to adjust our operations in response to the effects of COVID-19 pandemic and other recent geopolitical trends (including the Russia-Ukraine conflict). Our fleet, mainly in terms of the size of our vessels, enables us to optimize vessel deployment to match the needs of both mainlane and regional routes and to ensure high utilization of our vessels and specific trade advantages. Almost all of our operated vessels have capacities that range from less than 1,000 TEUs to almost 12,000 TEUs, with one 15,000 TEU LNG (dual fuel) vessel delivered to us in February 2023 in accordance with our long-term charter agreement with Seaspan, and the nine other vessels expected to be delivered during 2023-2024.  (See “–Our vessel fleet – Strategic chartering Agreements”). Furthermore, we operate a modern and specialized container fleet, which we significantly increased during 2021 to a capacity of nearly one million TEUs.

We operate across five geographic trade zones that provide us with a global footprint. These trade zones include (for the year ended December 31, 2022, of carried TEUs): (1) Transpacific (34%), (2) Atlantic (15%), (3) Cross Suez (13%), (4) Intra-Asia (31%) and (5) Latin America (7%). Within these trade zones, we strive to increase and sustain profitability by selectively competing in niche trade lanes where we believe that the market is underserved and that we have a competitive advantage versus our peers. These include both trade lanes where we have an in-depth knowledge, long-established presence and outsized market position as well as new trade lanes into which we are often driven by demand from our customers as they are not serviced in-full by our competitors. Several examples of niche trade lanes within our geographic trade zones include: (1) US East Coast & Gulf to Mediterranean lane (Atlantic trade zone) where we maintain a 13.4% market share, (2) East Mediterranean & Black Sea to Far East lane (Cross Suez trade zone), 8.5% market share and (3) Far East to US East Coast (Pacific trade zone), 8.6% market share, in each case according to the Port Import/Export Reporting Service (PIERS) and Container Trade Statistics (“CTS”).

During 2022 and to the date of this Annual Report, we announced the following main newly launched services and service upgrades: (1) the extension of ZMI service connecting the Indian sub-continent and the East Mediterranean to service the East Mediterranean- North Europe trade; (2) a new Venezuela feeder line and the upgrade of two existing central American lines; (3) a new speedy e-commerce service from China and South East Asia to the US East Coast (“ZXB”), which was further upgraded in February 2023; (4) the commencement of two separate and independent new Asia Pacific North West and Asia Mediterranean services in April 2022; (5) the upgrade of the Turkey- USEC (“ZCT”) line to a weekly service; (6) a new Thailand Fremantle Express (“TFX”) Service, covering major ports in South East Asia and Australia, and; (7) the ZIM Colibri Xpress (“ZCX”), a new premium line from South America West Coast to the USEC.

In addition to containerized cargo, in an effort to respond to increased demand for car carrier services, and specifically to the increase in vehicle exports from China (and electric and hybrid cars in particular), we also transport vehicles (such as cars, buses and trucks) via dedicated car carrier vessels westbound from Asia, and primarily from China, Japan, South Korea and India. Currently, we charter 11 car carrier vessels and we have expanded the volume and our range of services to include additional calls to ports in Europe, the Mediterranean and South America. Despite the uncertainty caused by the slowing global economy, the outlook for the car carrier industry remains positive thanks to modest fleet growth in 2023 and suppressed demands for light vehicles.

As of December 31, 2022, we operated a global network of 67 weekly lines, calling at approximately 300 ports, delivering cargo to and from more than 90 countries. Our complex and sophisticated network of lines allows us to be agile as we identify markets in which to compete. Within our global network we offer value-added and tailored services, including operating several logistics subsidiaries to provide complimentary services to our customers. We continue to develop our network of additional logistics companies in order to provide comprehensive services to our customers. These subsidiaries, which we operate, among others, in China, Vietnam, Canada, Brazil, India, Singapore, Hong Kong and the U.S, are asset-light and provide services such as land transportation, custom brokerage, LCL, project cargo and air freight services. Out of ZIM’s total volume in the twelve months ended December 31, 2022, approximately 20% of our TEUs carried utilized additional elements of land transportation.

Our network is significantly enhanced by cooperation agreements with other container liner companies and alliances, allowing us to maintain a high degree of agility while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Such cooperation agreements include vessel sharing agreements (VSAs), slot purchase and swaps. Our strategic collaboration with the 2M Alliance, comprised of the two largest global carriers (Maersk and MSC, which announced the termination of the 2M Alliance in January 2025), was launched in September 2018, amended in February 2022, and provides faster, wider and more efficient service in the Asia- US East Coast and the Asia- US Gulf Coast with two trade lanes, seven services and approximately 15,000 weekly TEUs. In addition to our collaboration with the 2M Alliance, we also maintain a number of partnerships with various global and regional liners in different trades. For example, in the Intra-Asia trade, we partner with both global and regional liners in order to extend our services in the region.

We have a highly diverse and global customer base with approximately 34,000 customers (which considers each of our customer entities separately, also when it is a subsidiary or branch of another customer) using our services. In 2022, our 10 largest customers represented approximately 16% of our freight revenues and our 50 largest customers represented approximately 31% of our freight revenues. One of the key principles of our business is our customer-centric approach and we strive to offer value-added services designed to attract and retain customers. Our strong reputation, high-quality service offering and schedule reliability has generated a loyal customer base, with 8 of our 10 top customers in 2022 having a relationship with the Company lasting longer than 10 years.

We have focused on developing industry-leading and best in class technologies to support our customers, including improvements in our digital capabilities to enhance both commercial and operational excellence. We use our technology and innovation to power new services, improve our best-in-class customer experience and enhance our productivity and portfolio management. Several recent examples of our digital services include: (i) ZIMonitor, which is an advanced tracking device that provides 24/7 online alerts to support high value cargo, (ii) eZIM, our easy-to-use online booking platform; (iii) eZQuote, a digital tool that allows customers the ability to receive instant quotes with a fixed price and guaranteed terms; (iv) Draft B/L, an online tool that allows export users to view, edit and approve their bill of lading online without speaking with a representative; and (v) ZIMGuard, an artificial intelligence-based internal tool designed to detect possible misdeclarations of dangerous cargo in real-time. Furthermore, we have formed a number of partnerships and collaborations with third party start-ups for the development of multiple engines of growth which are adjacent to our traditional container shipping business. These technological partnerships and initiatives include: (i) “ZKCyberStar”, a collaboration with Konfidas, a leading Israeli cyber-security consulting company, to provide bespoke cyber-security solutions, guidance, methodology and training to the maritime industry; (ii) “ZIMARK”, a new initiative in cooperation with Sodyo (in which we made an additional investment in 2022), an early stage scanning technology company, aimed to provide visual identification solutions for the entire logistics sector (inventory management, asset tracking, fleet management, shipping, access control, etc.) This technology is extremely fast and is suitable for multiple types of media; (iii) Our investment in and partnership with WAVE, a leading electronic bill of lading based on blockchain technology, to replace and secure original documents of title; (iv) Our investment in Hoopo Systems Ltd., a provider of cutting edge tracking solutions for unpowered assets; (v) Ship4wd, a digital freight forwarding platform offering an online, simple and reliable self-service end to end shipping solution, that is initially targeting US & Canadian small and medium-sized businesses importing from China, Vietnam and Israel; (vi) our investment in Data Science Consulting Group (DSG), a leading technology company specializing in Artificial Intelligence based products, solutions and services, developer of e-volve, a holistic AI governance and decision management system, and our co-creator of a center of excellence for the development of AI tools for the maritime shipping industry; (vii) 40Seas, an innovative fintech company serving as a platform for cross-border trade financing, in which we have made an equity investment in addition to extending an approximate $100 million credit facility, with an option subject to both parties’ agreement to increase this credit facility up to $200 million.

Achieving industry leading profitability margins through both effective cost management initiatives as well as top-line improvement strategies is one of the primary focuses of our business. Over the past three years we have taken initiatives to reduce and avoid costs across our operating activities through various cost- control measures and equipment cost reduction (including, but not limited to, equipment interchanges such as swapping containers in surplus locations, street turns to reduce trucking of empty containers and domestic repositioning from inland ports). Our digital investment in our information technology systems has allowed us to develop a highly sophisticated allocation management tool that gives us the ability to manage our vessel and cargo mix to prioritize higher yielding bookings. The capacity management tool as well as our agility in terms of vessel deployment enables us to focus on the most profitable routes with our customers.

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

We are headquartered in Haifa, Israel. As of December 31, 2022, we had approximately 6,530 full-time employees worldwide (including contract workers). In 2022 and 2021, we carried 3.38 million and 3.48 million TEUs, respectively, for our customers worldwide. During the same periods, our revenues were $12,562 million and $10,729 million, our net income was $4,629 million and $4,649 million and our Adjusted EBITDA was $7,541 million and $6,597 million, respectively.

Our services

With a global footprint of more than 200 offices and agencies in more than 90 countries, we offer both door-to-door and port-to-port transportation services for all types of customers, including end-users, consolidators and freight forwarders.

Comprehensive logistics solutions

We offer our customers comprehensive logistics solutions to fit their transportation needs from door-to-door. Our wide range of transportation services, handled by our highly trained sea and shore crews and supported with personalized customer service and our unified information technology platform, allows us to offer our customers higher quality and tailored services and solutions at any time around the world.

Our customers place orders either online or with a customer service member in one of our regional agencies located around the world. We issue the bill of lading detailing the terms of the shipment and, in the case of a typical door-to-door order, we deliver an empty container to the shipper’s designated address. Once the shipper has filled the container with cargo, it is transported to a container port, where it is loaded onto our cargo vessel. We have experience in shipping various types of cargo, such as over-sized cargo, dangerous and hazardous cargo, cars, trucks and vehicles and reefer shipments. The container is shipped either directly to the destination port or via one of our scheduled ports of call, where it is transferred, or “transshipped,” to another ship. When the container arrives at the final destination port, it is off-loaded from the ship and delivered to the recipient or a designated agent via land transportation. We partner with regional and local land transportation operators to provide a range of inland transportation services via rail, truck and river barge, often combining multiple modes of transportation to ensure efficient and cost-effective operation with minimum transit time. Out of ZIM’s total volume in the twelve months ended December 31, 2022, approximately 20% of our TEUs carried utilized additional elements of land transportation. We continuously strive to find logistic solutions for land transportation service offering under the current market conditions.

We also offer ZIMonitor, our premium reefer cargo tracking service. ZIMonitor is an advanced real- time monitoring device that, among other things, allows our customers to monitor their shipments in real time. See “— Types of cargo — Specialized cargo” below. We have also partnered with Alibaba through our logistics subsidiary in China to expand our offerings to small- and medium-sized enterprises who conduct their business through Alibaba’s platform. Our commercial cooperation agreement with Alibaba was extended until March 2024.

We believe that our global-niche strategy, as well as our focus on customer-centric services, place us in a good position to attract new customers through our reliable and competitive services.

Our services and geographic trade zones

As of December 31, 2022, we operated a global network of 67 weekly lines, calling at approximately 300 ports delivering cargo to and from more than 90 countries. Our shipping lines are linked through hubs that strategically connect main lines and feeder lines, which provide regional transport services, creating a vast network with connections to and from smaller ports within the vicinity of main lines. We have achieved leadership positions in specific markets by focusing on trades where we have distinct competitive advantages and can attain and grow our overall profitability.

Our shipping lines are organized into geographic trade zones by trade. The table below illustrates our primary geographic trade zones and the primary trades they cover, as well as the percentage of our total TEUs carried by geographic trade zone for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
Geographic trade zone (percentage of total TEUs carried for the period)	Primary trade	2022	2021	2020
Pacific	Transpacific	34%	39%	40%
Cross-Suez	Asia-Europe	13%	10%	12%
Atlantic-Europe	Atlantic	15%	18%	21%
Intra-Asia	Intra-Asia	31%	27%	21%
Latin America	Intra-America	7%	6%	6%
		100%	100%	100%

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

Pacific Northwest service. Based on information from Piers, Port of Vancouver and Prince Rupert Port Authority, approximately 44% of all goods shipped to the United States are transported via ports located in the west coast of the United States and Canada. These include local discharge as well as delivery by train or trucks to their final destinations, mainly to the Midwestern United States and to the central and eastern parts of Canada. We hold a position within the PNW, via the Canadian gateway Vancouver, which enable us to serve the very large Canadian and U.S. Midwest markets quickly and efficiently. Our strategic relationships in these markets with Canadian National Railway Company (“CN”), a rail operator, have allowed us to obtain competitive rates and provide consistent, high-quality service to our customers. In April 2022 we launched an independent service line to the Pacific Northwest trade, replacing the previous cooperation with the 2M Alliance.

Pacific Southwest Coast service - In response to the growing trend in eCommerce, we launched during 2020 and 2021, three eCommerce Xpress high-speed services, focusing on e-Commerce between South China and Los Angeles (ZEX, ZX2 and ZX3 lines). As a result of current global market conditions due to COVID-19, we have experienced heavy congestion in USWC ports throughout 2021. To date, we have suspended ZEX, ZX2 and ZX3.

Asia-U.S. All-Water service. With respect to the Asia-U.S. east coast trade, “all-water” refers to trade between Asia and the U.S. east coast and Gulf Coast using marine transportation only, via the Suez or Panama Canal. In accordance with our agreement with the 2M as amended in February 2022 effective from April 2022, ZIM operates one out of the five joint Asia to USEC services (ZCP) as well as one of two joint Asia to USGC services (ZGX). We plan to deploy ZIM’s 15,000 TEU LNG dual fuel vessels expected to be delivered to us during 2023 on the ZCP. (see “Our vessel fleet - Strategic chartering agreements”).

As of December 31, 2022, we offered 11 services in the Pacific geographic trade zone, which had an effective weekly capacity of 23,589 TEUs and covered all major international shipping ports in the Transpacific trade. Our services in the Pacific geographic trade zone accounted for 50% of our freight revenues from containerized cargo for the year ended December 31, 2022.

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

Our cooperation with the 2M Alliance which began in March 2019 as a slot charter agreement on two services from Asia to the East Mediterranean was terminated effective as of April 2022. Consequently, we launched an independent service line on the Asia-Mediterranean trade replacing our cooperation with the 2M Alliance on this trade. In addition, we terminated our slot purchase from MSC which began in October 2018 on two lines in India-East Mediterranean trade and we replaced this cooperation with an independent service line on this trade in December 2021 (ZMI). This service was extended to North Europe as of February 2022.

As of December 31, 2022, we offered two services in the Cross-Suez geographic trade zone, which had an effective weekly capacity of 6,000 TEUs and covered all major international shipping ports in the East Mediterranean, the Black Sea, China, East and Southeast Asia and India. The Cross-Suez geographic trade zone accounted for 14% of our freight revenues from containerized cargo for the year ended December 31, 2022.

Atlantic-Europe geographic trade zone

The Atlantic-Europe geographic trade zone serves the Atlantic trade, which covers trade between North America and the Mediterranean, along with Intra-Europe/Mediterranean trade. Our services within this geographic trade zone also connect to Intra-Mediterranean and Intra-America regional feeder lines which provide onward connections to additional ports. Since 2014, we have had a cooperation agreement with Hapag-Lloyd and other companies in our Atlantic services. In addition, we have terminated our cooperation agreements with MSC in the Intra-Europe/Mediterranean trade and intend to replace this cooperation with an extension to North Europe on our ISC-Mediterranean independent service. We also have a cooperation agreement with COSCO in the Intra-Mediterranean trade.

As of December 31, 2022, we offered 9 services within this geographic trade zone, with an effective weekly capacity of 8,759 TEUs, covering major international shipping ports in the East and West Mediterranean, the Black Sea, Northern Europe, the Caribbean, the Gulf of Mexico, and the east and west coasts of North America. The Atlantic-Europe geographic trade zone accounted for 11% of our freight revenues from containerized cargo for the year ended December 31, 2022.

Intra-Asia geographic trade zone

The Intra-Asia and Asia-Africa geographic trade zone serves the Intra-Asia trade, which covers trades within regional ports in Asia, including ISC (Indian sub-continent), Africa and Australia. The Intra-Asia geographic trade zone accounted for 18% of our freight revenues from containerized cargo for the year ended December 31, 2022. Our services within this geographic trade zone feed into the global lines of the Pacific and Cross-Suez trades. This geographic trade zone is characterized by extensive structural changes that we have made to respond to changes in trade and market conditions.

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

Demand in this trade is impacted by, among other things, the relatively low cost of labor in the area and its proximity to developing economies with high growth rates, which incentivizes the manufacturing of finished products for export and trades in unfinished products passing between countries before their final passage to other trades via long-distance trade.

As of December 31, 2022, we offered 32 services within this geographic trade zone with an effective weekly capacity of 20,505 TEUs. Our services within this geographic trade zone cover major regional ports, including those in China, Korea, Thailand, Vietnam and other ports in Southeast Asia, India, Africa, Thailand, Vietnam, New Zealand and Australia, and connect to shipping lines within our Cross-Suez and Pacific geographic trade zones.

Latin America geographic trade zone

The Latin America geographic trade zone consists of the Intra-America trade, which covers trade within regional ports in the Americas, as well as trade between the South American east coast and Asia and trade between the South American east coast and West Mediterranean. The regional services within this geographic trade zone are linked to our Pacific and Atlantic-Europe geographic trade zones. We cooperate with other carriers within the regional services: We cooperate with Maersk via a vessel sharing agreement in the Asia-East Coast South America, and we cooperate with other carriers on the Mediterranean- East Coast South America sub-trades mostly by slots purchase.

As of December 31, 2022, we offered 13 services within this geographic trade zone as well as a complementary feeder network with an effective weekly capacity of 3,642 TEUs and operated between major regional ports, including ports in Brazil, Argentina, Uruguay, Mexico, the Caribbean, Central America, China, U.S. Gulf Coast, U.S. east coast and the West Mediterranean, and connect to our Pacific and Atlantic- Europe services. The Latin America geographic trade zone accounted for 7% of our freight revenues from containerized cargo for the year ended December 31, 2022.

Types of cargo

The following table sets forth details of the types of cargo we shipped during the twelve months ended December 31, 2022 as well as the related quantities and volume of containers (owned and leased).

Type of Container	Type of Cargo	Quantity	TEUs
Dry van containers	Most general cargo, including commodities in bundles, cartons, boxes, loose cargo, bulk cargo and furniture	1,860,853	3,131,023
Reefer containers	Temperature controlled cargo, including pharmaceuticals, electronics and perishable cargo	96,200	189,610
Other specialized containers	Heavy cargo and goods of excess height and/or width, such as machinery, vehicles and building	48,778	59,353
		2,005,831	3,379,986

Other Specialized cargo

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

•
Dangerous and hazardous, cargo. We specialize in carrying Dangerous and hazardous shipments safely in accordance with all applicable local and international rules and regulations. We ship a wide array of such cargos, and we employ dedicated teams of specialists in five offices around the globe who are specially trained to guide our customers through every stage of the supply chain challenges. We have also developed and implemented "ZIMGuard", an innovative artificial intelligence-based, screening software designed to detect and identify incidents of misdeclared hazardous cargo before loading to vessel.

•
Reefer cargo. Reefer cargo includes perishable goods, pharmaceuticals and electronics. Our reefer specialists and merchant marine officers ensure the safe transport of reefer cargo with precise tracking and continuous monitoring throughout the cold chain. During 2022 the portion of our reefer cargo carried out of our total carried TEU has grown by 8% compared to 2021, demonstrating our strategy to focus on reefers as one of our growth engines. In addition, as we strive to have the youngest reefer fleet in the industry, we have also invested in new custom-made reefer containers already equipped with our ZIMonitor capabilities, as well as in controlled atmosphere units which are designed to ship fresh produce cargo.

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

Our vessel fleet

As of December 31, 2022, our fleet included 150 vessels (139 container vessels and 11 vehicle transport vessels), of which nine vessels were owned by us and 141 vessels are chartered-in (including 136 vessels accounted as right-of-use assets under the lease accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements). As of December 31, 2022, our operating fleet (including both owned and chartered vessels) had a capacity of 549,278 TEUs. The average size of our vessels is approximately 3,952 TEUs, compared to an industry average of 4,564 TEUs.

During the second half of 2021 we have completed the purchase transaction of eights secondhand vessels, ranging from 1,100 to 4,250 TEUs each, in several separate transactions, for an aggregated amount of US$ 355 million with all purchased vessels delivered during 2021 and 2022. We may purchase additional secondhand vessels if we evaluate that such purchase is more suited to our needs than other available alternatives.

We charter-in vessels under charter party agreements for varying periods. With the exception of certain vessels for which charter rates were set in connection with a restructuring arrangement we undertook in 2014, our charter rates are fixed at the time of entry into the charter party agreement and depend upon market conditions existing at that time. As of December 31, 2022, all of our chartered vessel agreements consist of chartering-in the vessel capacity for a given period of time against a daily charter fee, with 137 vessels chartered while the crewing and technical operation of the vessel is handled by its owner, including 6 vessels chartered-in under a time charter from related parties, and four vessels chartered-in under a “bareboat charter,” which consists of chartering a vessel for a given period of time against a charter fee, with the operation of the vessel being handled by us. Subject to any restrictions in the applicable arrangement, we determine the type and quantity of cargo to be carried as well as the ports of loading and discharging.

Our vessels operate worldwide within the trading limits imposed by our insurance terms. As of December 31, 2022, the remaining average duration of our chartered fleet was approximately 26 months, based on earliest period of redelivery.

As of December 31, 2022 our fleet was comprised of vessels of various sizes, ranging from less than 1,000 TEUs to 12,000 TEUs, which allows for flexible deployment in terms of port access and is optimally suited for deployment in the sub-trades in which we operate. As of March 1, 2023, our fleet included 149 vessels (138 container vessels and 11 vehicle transport vessels), of which 9 vessels are owned by us and 140 vessels are chartered-in (including four vessels accounted under sale and leaseback refinancing agreements) and our owned and chartered container vessels had a capacity of 559,004 TEUs. As of March 1, 2023, this fleet included the newly built vessel ZIM Sammy Ofer, a modern dual-fuel LNG vessel with a capacity of 15,000 TEUs, which is the first among ten vessels of this type that we chartered in a long term chartering transaction with Seaspan that are expected to be delivered to us during 2023-2024.

Further, as of March 1, 2023, approximately 113 of our chartered-in vessels are under long-term leases with a remaining charter duration of more than one year, as we continue to actively manage our asset mix.

The following table provides summary information, as of December 31, 2022, about our fleet:

		Capacity
	Number	(TEU)	Other Vessels	Total(1)
Vessels owned by us	9	31,842	—	9
Vessels chartered from parties related to us	5	20,660	1	6
Periods up to 1 year (from December 31, 2022)	3	15,548		3
Periods between 1 to 5 years (from December 31, 2022)	2	20,660	1	3
Periods over 5 years (from December 31, 2022)	—	—	—	—
Vessels chartered from third parties(2)	125	496,776	10	135
Periods up to 1 year (from December 31, 2022)	27	75,285	1	28
Periods between 1 to 5 years (from December 31, 2022)	95	408,732	9	99
Periods over 5 years (from December 31, 2022)	3	12,759	—	3
Total(3)	139	549,278	11	150

(1)	Includes 136 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16.

(2)	Includes 130 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16 and 4 vessels accounted under sale and leaseback refinancing agreements.

(3)
Under our time charters, the vessel owner is responsible for operational costs and technical management of the vessel, such as crew, maintenance and repairs including periodic drydocking, cleaning and painting and maintenance work required by regulations, and certain insurance costs. Transport expenses such as bunker and port canal costs are borne by us. For some of the vessels that we own and for our vessels we charter under “bareboat” terms, we provide our own operational and technical management services or through a third-party ship management service provider. Our operational management services include the chartering-in, sale and purchase of vessels and accounting services, while our technical management services include, among others, selecting, engaging, and training competent personnel to supervise the maintenance and general efficiency of our vessels; arranging and supervising the maintenance, drydockings, repairs, alterations and upkeep of our vessels in accordance with the standards developed by us, the requirements and recommendations of each vessel’s classification society, and relevant international regulations and maintaining necessary certifications and ensuring that our vessels comply with the law of their flag state.

Strategic Chartering Agreements

Long term charter agreement for LNG-Fueled Vessels from Seaspan Corporation

In February 2021 we and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels, intended to be delivered between February 2023 and March 2024. Pursuant to the agreement, we will charter the vessels for a period of 12 years with the option to extend it by additional charter periods. Our total cost during the term of the agreement will depend on the charter period and the initial payment we select to pay. We were further granted by Seaspan a right of first refusal to purchase the chartered vessels should Seaspan choose to sell them during the charter period, and an option to purchase the vessels at the end of the charter term. We intend to deploy these vessels on our Asia-US East Coast Trade as an enhancement to our service on this strategic trade.

In addition, in July 2021 we announced a second strategic agreement with Seaspan for the long-term charter for a consideration in excess of $1.5 billion, of ten 7,000 TEU LNG dual fuel container vessels with an option for additional five vessels, to serve across ZIM’s various global niche trades, with vessels expected to be delivered during the fourth quarter of 2023 and throughout 2024. In September 2021 we announced the exercise of an option granted to us under this agreement to long term charter five additional 7,000 TEU LNG vessels, to be delivered during the third and fourth quarters of 2024, for an additional consideration in excess of $750 million. Following the exercise of this option, the total vessels to be chartered under this second strategic agreement is fifteen.

We expect to incur, in annualized charter hire costs per vessel, approximately US$17 million in respect of the abovementioned 15,000 TEU vessels, and approximately US$13 million in respect of the abovementioned 7,000 TEU vessels, over the term of the agreements.

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

Charter agreement with Navios Maritime Holdings Inc.

In February 2022 we and Navios Maritime Holdings Inc. entered into a charter agreement for the charter of thirteen container vessels comprising of five secondhand vessels and eight newbuild vessels of total consideration of approximately $870 million. The five secondhand vessels’ capacity range from 3,500 to 4,360 TEUs and were delivered during the first and second quarter of 2022 and deployed across ZIM’s global network. The eight 5,300 TEU wide beam newbuilds are scheduled to be delivered during the third quarter of 2023 through the fourth quarter of 2024 and are expected to be deployed in trades between Asia and Africa. The charter period of the secondhand vessels is approximately 4.5 years, whereas the charter duration of the newbuild vessels is approximately five years.

Charter agreement with MPC Container Ships ASA and MPC Capital AG

In March 2022 we and MPC Container Ships ASA and MPC Capital AG entered into a new charter agreement according to which ZIM will charter a total of six 5,500 TEU wide beam newbuild vessels for a period of seven years and a total consideration of approximately $600 million. The vessels will be constructed at Korean-based shipyard HJ Shipbuilding & Construction (formally known as Hanjin Heavy Industries & Construction Co.) and are scheduled to be delivered between May 2023 and February 2024.

Our containers

In addition to the vessels that we own and charter, we own and charter a significant number of shipping containers. As of December 31, 2022, we held 537 thousand container units with a total capacity of approximately 936 thousand TEUs, of which 37% were owned by us and 63% were leased (including 55% accounted as right-of- use assets). In some cases, the terms of our leases provide that we will have the option to purchase the container at the end of the lease term.

Container fleet management

We aim to reposition empty containers in the most cost-efficient way in order to minimize our overall empty container moves and container fleet while meeting demand. Due to a natural imbalance in demand between trade areas, we seek to optimize our container fleet by repositioning empty containers at minimum cost in order to timely and efficiently meet our customers’ demands. Our global logistics team oversees the internal management of empty containers and equipment to support this optimization effort. In addition to repairing and maintaining our container fleet, our logistics team continuously optimizes the flow of empty containers based on commercial demands and operational constraints. Below is a summary of our logistics initiatives relating to container fleet management:

•
Slot swap agreements. We enter into agreements with other carriers for the exchange of vessel space, or “slots”, for repositioning of empty containers.  Under these agreements, other carriers offer ZIM space on their own operated vessels, in exchange for space on our vessels for the purpose of repositioning empty containers. ZIM has greatly developed this cooperation. We have slot swap agreements with 14 carriers and exchange thousands of TEUs each year.

•	Slot sale agreements. We sell slots on board our vessels to transport empty containers.

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

Our operational partnerships

We are party to a large number of cooperation agreements with other shipping companies and alliances, which generally provide for the joint operation of shipping services by vessel sharing agreements, the exchange of capacity and the sale or purchase of slots on vessels operated by us or other shipping companies. We do not participate in any alliances, which are a type of vessel sharing agreement that involves joint operations of fleets of vessels and sharing of vessel space in multiple trades, although we do partner with the 2M Alliance in a strategic cooperation as described below. By not participating in alliances and focusing instead on cooperation agreements, we are able to capture many of the benefits of alliance membership while retaining a higher degree of strategic flexibility than is typically afforded to alliance members. Our cooperation agreements provide us with access to a wider coverage of ports and specialized lines, which enables us to improve our transit times and reduce operational expenses and repositioning costs.

Strategic Cooperation Agreement with the 2M Alliance

In April 2022 we amended and extended our agreement with the 2M Alliance to include the extension of our collaboration on the Asia-U.S. East Coast (USEC) and Asia-U.S. Gulf Coast (USGC) under a full slot exchange and vessel sharing agreement originally established in September 2018 and August 2019, respectively. The strategic cooperation on the Asia-USEC currently includes a joint network of five loops between Asia and USEC, out of which one is operated by us and four are operated by the 2M Alliance. In addition, we and the 2M Alliance agreed to swap slots on all five loops under the agreement and we could purchase additional slots in order to meet total demand in these trades. The strategic cooperation on the Asia-USGC currently includes two services, of which one is operated by us, and one is operated by the 2M Alliance. We have replaced our previous cooperation with the 2M Alliance established in March 2019 on the Asia – Mediterranean and Asia - American Pacific Northwest with our own independent services. Under our new collaboration agreement with the 2M, we or the 2M Alliance may terminate the agreement by providing a six-month prior written notice following the initial 12-month period from the effective date of the agreement, which is a shorter period compared to the original agreement terms. Furthermore, in January 2023 the members of the 2M Alliance announced the termination of the 2M Alliance in January 2025. We intend to deploy our 15,000 TEU LNG dual fuel vessels expected to be delivered during 2023-2024 on our operated service, ZCP, as part of our joint Asia-USEC network with the 2M Alliance. This strategic cooperation with the 2M Alliance enables us to provide our customers with improved port coverage and transit time, while generating cost efficiencies.

The table below shows our operational partners by geographic trade zone as of December 31, 2022:

Geographic trade zone
Partner	Pacific	Cross-Suez	Intra-Asia	Atlantic-Europe	Latin America
A.P. Moller-Maersk(1)	✓		✓		✓
Mediterranean Shipping Company(1)	✓				✓
CMA CGM S.A.			✓
Evergreen Marine Corporation			✓
Hapag-Lloyd AG(2)			✓	✓	✓
China Ocean Shipping Company (COSCO)			✓	✓
ONE			✓	✓
Orient Overseas Container Line Limited (OOCL)			✓
Yang Ming Marine Transport Corporation			✓	✓
Hyundai Merchant Marine Co., Ltd.			✓
Others			✓		✓

(1)
Our cooperation with Maersk and MSC is under the 2M Alliance framework. However, in the Latin America we also have a separate bilateral cooperation agreement with MSC, and our separate bilateral cooperation with MSC on the Atlantic terminated effective as of April 2022. We also have a separate bilateral cooperation agreement with Maersk in the Latin America and Intra Asia trades.

(2)
With respect to the Atlantic-Europe trade, we have a swap agreement with THE Alliance member Hapag-Lloyd, supporting ZIM loadings on THE Alliance service on this trade. ZIM also has a separate bilateral agreement with respect to the Atlantic-Europe trade with Hapag-Lloyd in its standalone capacity.

Our customers

We believe that as one of the oldest cargo shipping companies in the world, our extensive experience, our consistent track record of stable operations and our reputation for reliability and efficiency enable us to retain our existing customers and attract new customers.

In 2022, we had more than 34,000 customers using our services on a non-consolidated basis. Our customer base is well-diversified, and we do not depend upon any single customer for a material portion of our revenue. For the year ended December 31, 2022, no single customer represented more than 3% of our revenues. Additionally, our customers have maintained a high degree of retention and loyalty to our business. For the fourth year in a row, we scored 85 or above on the Customer Loyalty Index in the Yearly Customer Experience Survey conducted by Ipsos (the third largest global market research company), which is considered above the worldwide average score. Eight of our 10 largest customers by revenue have been doing business with us for more than 10 years, and five of these customers have been doing business with us for more than 25 years. Five of our largest 10 customers by revenue in the fiscal year ended December 31, 2022, have been in the top 10 in each year since 2019. Our customers include blue chip companies as well as a growing customer base of small- and medium-sized enterprises.

We intend to continue to strengthen our relationships with our key customers and to increase our direct sales to small- and medium-sized enterprises, or SMEs, which we define as customers that ship up to 200 TEUs annually. Under this definition, for the years ended December 31, 2022 and 2021, SMEs represented 19% and 17%, respectively, of our aggregate carried volume worldwide. We believe this large and growing segment of the cargo shipping market represents a significant growth opportunity for us within certain of the jurisdictions in which we operate, including China, India, South-East Asia, United States, Canada, Brazil, Israel, Turkey and Italy, wherein we have a dedicated sales team for this growing segment. In addition, during 2021-2022 we have increased our global deployment of services and presence by both establishing new local agencies and strengthening our partnerships primarily in Southeast Asia, South America, Africa, Australia and New Zealand.

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

During the last five years, end-users have constituted approximately 26% of our customers in terms of TEUs carried, and the remainder of our customers were freight forwarders. Our contracts with our main customers are typically for a fixed term of one year on all trades. Our contracts with customers may be for a certain voyage or period of time and typically do not include exclusivity clauses in our favor. Our customer mix varies within each of the markets in which we operate, as we tailor our sales and marketing strategies to the unique conditions of each specific market.

For the years ended December 31, 2022, 2021 and 2020, our five largest customers in the aggregate accounted for approximately 10%, 12% and 10% of our freight revenues and related services, respectively, and 6%, 8% and 7% of our TEUs carried for each year.

Global Sales

Over the last 12 months, we employed 23 full-time sales professionals in our headquarters in Haifa, Israel, and approximately 780 sales personnel worldwide in our various agency locations (including in Israel). Our sales force is generally organized by customer or cargo type and supported by data-driven analytics to better understand our customers and better address their needs while maintaining desired profitability levels. We currently manage over 90% of our business on our unified information technology platform (CRM), which supports all our business processes. Operating on this unified platform enables our sales teams to quickly and consistently deliver solutions to our customers. In addition, for the years ended December 31, 2022, and 2021, approximately 90% and 86%, respectively, of transactions with our customers were completed via our websites, our platforms and e-commerce platforms, which reduces the error rate and costs associated with correcting errors. We have transformed our sales processes in all key markets in which we operate, to working by our commercial excellence methodology, to ensure alignment between all the sales initiatives and take our global sales a step forward. Each customer is assigned to a member of our sales team to serve as a single point of contact for all the customer’s specific shipping needs.

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

We have dedicated strategic accounts teams located in our headquarters in Haifa, supported by regional teams, working directly with our strategic accounts, such as international freight forwarders and end- users (BCOs). Our sales team in our headquarters works directly with sales executives in either owned, partially owned or contracted local agencies which perform our primary sales and marketing functions and manage customer relationships on a day-to-day basis. We have an ability to provide proactive and differentiated services level to our strategic accounts in Asia and the U.S.

We also employ specially trained and experienced sales experts for each type of specialized cargo we carry, who are available to consult our customers on the practical and regulatory requirements of shipping their cargo.

Global Customer service

As of December 31, 2022, we employed 33 full-time service professionals, of which 25 are located in our headquarters in Haifa and eight are located worldwide, supported by three regional teams, leading and guiding our worldwide customer service teams, reaching over 1,400 customer service representative and managers, including a global outsourced back office customer documentation center.

In the last five years, we have been focusing on implementing a new unified holistic program called SmartCS, a unified organizational structure, working methodology and best practice processes, supported by an advanced IT infrastructure and tools for better managing our customers’ experience across our customer service units worldwide. SmartCS’ main building blocks are: a CRM system, which we are in the process of upgrading, providing a 360 degree view of all customer interactions; a knowledge management system, enabling a professional and quick resolution to all customer queries; soft skills trainings; a defined set of strict ‘best in class’ KPIs; and a variety of ongoing & periodic surveys to reflect actual customer feedback. As of December 31, 2022, implementation coverage reached approximately 76% of our business volume.

We have also been investing significantly in a digital transformation to use technology in order to transform the way we think, act, and perform, making it easier for our customers to do business with us. Main platforms and services introduced in the last four years include: a new company website, currently under an improvement process, which is designed for any device, supports multiple languages, and includes dynamic service maps, local news and updates, live chat, reaching more than approximately 1,200,000 unique visitors per month; myZIM Customer Personal Area, which provides our customers with a more efficient and convenient way to manage all of their shipments under one digital platform and easily access documentation, online draft bill of lading as well print bill of lading, proactive personal notifications, reaching over 8,000 registered customers; eZIM, a fast and easy way to directly submit eBooking & eShipping Instructions, supported by live chat; eZQuote, which provides instant quoting, fixed price and guaranteed equipment and space, allowing customers to receive instant quotes with a fixed price and guaranteed terms; Lead-to-Agreement, a system that manages all of our commercial agreements and streamlines communications between our geographic trade zones, sales force and customers; Dynamic Pricing, an analytical engine that defines the optimal pricing for spot transactions, assisting us in increasing profitability margins; Commercial Excellence, an advanced cloud based analytical tool that assists our geographic trade zones in focusing on more profitable customers in specific trades; “Hive”, a yield management platform which enables instant cargo selection and booking acceptance based on defined business rules, while providing geographic trade zones with live view and interactive control over forecasts, booking acceptances and equipment releases, maximizing the profitability of each voyage and improving response time to our customers; and ZIMapp, a complementary digital gateway service that allows easy access to both ZIM.com and myZIM, anywhere and anytime. In addition, approximately 10% of our bills of ladings are electronic (based on blockchain technology), and as a member of the Digital Container Shipping Association (DCSA), we are committed to increasing the use of electronic bills of ladings to 50% by 2027 and 100% by 2030. All platforms & services are “Powered By Our Customers”, an innovative approach supported by a working methodology in which customers are taking an active part in designing our digital experience for customers by customers.

Suppliers

Vessel owners

As of December 31, 2022, we chartered approximately 94.2% of our TEU capacity and 94.0% of the vessels in our fleet. Access to chartered-in vessels of varying capacities, as appropriate for each of the trades in which we operate, is necessary for the operation of our business. See “Item 3.D - Risk factors — We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable”. Although we currently believe our current vessel capacity is adequate compared to existing market conditions, we may face a possible shortage of vessel for hire in the future. See “Item 3.D – Risk factors -  “We may face difficulties in chartering or owning enough vessels, including large vessels, to support our growth strategy due to the possible shortage of vessel supply in the market”.

Port operators

We have Terminal Services Agreements (TSAs) with terminal operators and contractual arrangements with other relevant vendors to conduct cargo operations in the various ports and terminals that we use around the world. Access to terminal facilities in each port is necessary for the operation of our business. Although we believe we have been able to contract for sufficient capacity at appropriate terminal facilities in the past five years, possible increase in demand, congestion in ports and terminals and other geopolitical and macroeconomic events may increase our costs and dependency on berthing windows in terminals.  See “Item 3.D – Risk factors - Access to ports could be limited or unavailable, including due to congestion in terminals and inland supply chains, and we may incur additional costs as a result thereof”.

Bunker suppliers

We have contractual agreements to purchase approximately 85% of our annual bunker estimated requirements with suppliers at various ports around the world. We have been able to secure sufficient bunker supply under contract or on a spot basis. For our strategic agreement with Shell and risks relating to the supply of LNG see “Item 3.D – Risk factors – Rising Bunker prices may have an adverse effect on our results of operations”.

Land transportation providers

We have services agreements with third-party land transportation providers, including providers of rail, truck and river barge transport. We are a party to a rail services agreement with some of the Class-1 service providers to main inland locations in USA and Canada.

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

Unified platform. Our proprietary information technology platform AgenTeam, as well as IQship for local agencies, supports our business processes throughout the supply chain. AgenTeam and IQship have been installed in 89 countries, and we currently manage more than 99% of our business on this platform.

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

Data analysis. Moreover, we have a dedicated team of 30 business intelligence, artificial intelligence analysts and data scientists who monitor and analyze an average of seven terabytes of data per month relating to our key performance indicators, which helps, among others, our sales force target more profitable customers. We also analyze operating expenses by calculating the standard cost of each activity that affects our operating expenses either directly or indirectly and monitoring items such as fuel consumption, vessel charter hire rates, expenses incidental to cargo handling and port expenses for each vessel or voyage. This, in turn, enables us to identify opportunities to implement efficiency measures and improve margins using up-to-date operational data, including monthly financial results and expenses incurred for each voyage, routes, mileage information and other key performance indicators. Furthermore, by using the data analysis, we are also able to build forecasting models to improve our planning.

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

Sustainability and Focus on ESG

Through our core value of sustainability, and in accordance with our Code of Ethics, we aim to uphold and advance a set of principles regarding Ethical, Social and Environmental concerns, and with our supplier code of conduct we aim to withhold a strong, secure and responsible supply chain. Our goal is to work resolutely to eliminate corruption risks, promote diversity among our teams and continuously reduce the environmental impact of our operations, both at sea and onshore. In particular, our vessels are in full compliance with materials and waste treatment regulations, including full compliance with the IMO 2020 Regulations, and our fuel consumption and CO2 emissions are monitored, calculated and well managed, aligned with international and national regulations and standards. Furthermore, we have elected to enter into long term charter transactions of LNG dual-fuel vessels to reduce pollutant emissions as a result of bunker consumption, and five of these vessels are also able to be powered by Ammonia in the event it will become a feasible “cleaner” fuel. In addition to actively working to reduce accidents and security risks in our operations, we also endeavor to eliminate corruption risks as a member of the Maritime AntiCorruption Network, with a vision of a maritime industry that enables fair trade. We invest efforts in preparing for future regulations and broadly map our environmental risks. We actively promote the preservation and protection of the marine environment and biodiversity. We also foster quality throughout the service chain, by selectively working with qualified partners to advance our business interests. Finally, we promote diversity among our teams, with a focus on developing high-quality training courses for all employees. We have invested efforts and resources in promoting diversity in our company, such as monitoring gender diversity of our company on an annual basis, collaborating with nonprofit organization to increase the hiring of employees from diverse backgrounds and with disabilities, participating in special events to raise awareness to diversity and globally communicating our efforts, both internally and externally. Furthermore, we have published annual sustainability (ESG) reports since 2018, focusing, among others, on our environmental efforts and initiatives, best governance practices and diversity. As we continue to grow, sustainability remains a core value. We expect ESG regulation will intensify in the future.

Competition

We compete with a large number of global, regional and niche shipping companies to provide transport services to customers worldwide. In each of our key trades, we compete primarily with global shipping companies. The market is significantly concentrated with the top three carriers — A.P. Moller-Maersk Line, MSC and COSCO — accounting for approximately 46.3% of global capacity, and the remaining carriers together contributing 53.7% of global capacity as of February 2023, according to Alphaliner. As of February 2023, we controlled approximately 2.0% of the global cargo shipping capacity and ranked 10th among shipping carriers globally in terms of TEU operated capacity, according to Alphaliner. See “Item 3.D Risk factors — The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect our market position and financial performance.”

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

Seasonality

For a discussion of the impact of seasonality on our business, see “Item 5. — Operating and Financial Review and Prospects — Factors affecting comparability of financial position and results of operations — Seasonality.”

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

The respective owners of the vessels that we charter-in maintain insurance on those vessels, and we maintain charter liability insurance with a limit of $750 million per incident, as the charterer’s activity typically consists of a much lower exposure than that of the owner. We also hold an excess policy provided by Lloyd’s underwriters of up to $100 million in excess of $750 million per incident for our chartered-in vessels. For five vessels, we have special joint insurance coverage with the owners where we maintain charterers’ liability insurance with a limit of $350 million per incident. For these vessels, we also hold an excess policy provided by a P&I Club underwriters of up to $400 million in excess of $350 million per incident, and another excess policy provided by Lloyd’s underwriters of up to $100 million in excess of $750 million per incident.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements for all vessels and may accelerate designating older vessels for sale throughout the cargo shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards (such as LNG fueled vessels). We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. For example, we are certified in accordance with ISO 14001‑2015 (relating to environmental standards). We believe that the operation of our vessels is in substantial compliance with applicable environmental requirements and that our vessels have all material permits, licenses, certificates and other authorizations necessary for the conduct of our operations. However, because such requirements frequently change and may become increasingly more stringent, we cannot predict our ability to comply and the ultimate cost of complying with these requirements, or the impact of these requirements on the useful lives or resale value of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

Finally, we are subject, in connection with our international activities, to laws, directives, decisions and orders in various countries around the world that prohibit or restrict trade with certain countries, individuals and entities.

International Maritime Organization

Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, the IMO has adopted MARPOL, the SOLAS Convention, and the International Convention on Load Lines of 1966 (the LL Convention). MARPOL establishes numerous environmental standards including those relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997 and new emissions standards, titled IMO‑2020, took effect on January 1, 2020. Annex IV was amended effective as of November 1, 2022 and requires vessels to improve their energy efficiency and greenhouse gas emissions (GHG).

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

Air Emissions

On October 27, 2016, the MEPC agreed to implement the IMO 2020 Regulations, including a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.5%) starting January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (IAPP) Certificates from their flag states that specify sulfur content. Additionally, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with scrubbers which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs, in particular those related to the purchase of compliant fuel oil. Annex VI also provides for the establishment of special areas known as Emission Control Areas, or ECAs, where more stringent controls on sulfur and nitrogen emissions apply. Since January 1, 2015, ships operating within an ECA have not been permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. In the December 2022 MEPC meeting, it was agreed that the Mediterranean will become the fifth ECA by May 1, 2025. Furthermore, effective as of February 2023, vessels calling Israeli ports must burn marine fuels with a 0.1% low sulfur content or lower. These  and similar requirements, including new ECAs that may be approved in the future by the IMO or other new or more stringent air emission requirements adopted by the IMO or in the jurisdictions where we operate, could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations, which could be material.

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

In addition, in June 2021, the IMO adopted extensive new CO2 regulation applicable to existing ships, which took effect on or after January 1, 2023, and that comprises the following: (i) The Energy Efficiency Existing Ship Index (EEXI), which addresses the technical efficiency of ships, will enter into effect following the first annual, intermediate or renewal of Initial Air Pollution Prevention (IAPP) vessel survey after January 1, 2023, (ii) the Carbon Intensity Indicator (CII) rating scheme, which addresses the operational efficiency of the vessel, and (iii) the enhanced Ship Energy Efficiency Management Plan (SEEMP), which will require vessel operators to keep an energy efficiency management plan onboard.

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

As of the entry into force date, all ships in international traffic are required to manage their ballast water and sediments to a certain standard according to a ship-specific ballast water management plan, maintain a record book of the ship’s discharge, intake and treatment of ballast water and (for ships over 400 gross tons) be issued a certificate by or on behalf of the flag state certifying that the ship carries out ballast water management in accordance with the BWM Convention. The MEPC adopted two ballast water management standards. The “D‑1 standard” requires the exchange of ballast water in open seas and away from coastal waters. The “D‑2 standard” specifies the maximum amount of viable organisms allowed to be discharged. The D‑1 standard generally applies to all existing ships. The D‑2 standard applies to all new ships, and for existing ships, becomes effective upon the ship’s first IOPP renewal survey on or after September 8, 2019, but no later than September 9, 2024. For most existing ships, compliance with the D‑2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D‑3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D‑2 standard. Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast water treatment requirements under the D‑2 standard become mandatory pursuant to the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. The system specification requirements for trading in the U.S. have been formalized and we have been installing ballast water treatment systems on our vessels as their special survey deadlines come due.

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

CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products whether on land or at sea. CERCLA contains a similar liability regime to OPA and imposes joint and several liability, without regard to fault, on the owner or operator of a vessel, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup, removal and remediation, as well as damages to injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, health assessments or health effects studies and governmental oversight costs. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels, other than incineration vessels, carrying any hazardous substances, such as cargo or residue, or the greater of $300 per gross ton or $0.5 million for any other vessel, other than an incineration vessel, per release of or incident involving hazardous substances. These limits of liability do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

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

In July 2021 the European Commission presented its ‘Fit for 55’ package, which includes, among others, a legislative proposal to apply the EU emissions Trading System (ETS) on maritime shipping. ETS are market-based “cap and trade” scheme in which entities trade emissions rights within an area under a cap placed on the quantity of specified pollutants. We expect to incur additional expenses as a result if and when this proposal becomes effective, and we may not be able to recover or minimize our additional costs by increasing our fees we collect from our customers.

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

Amendments that took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including new provisions regarding IMO type 9 tank, new abbreviations for segregations groups, and special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.

In November 2001, the U.S. Customs and Border Patrol established the Customs-Trade Partnership Against Terrorism (C-TPAT), a voluntary supply chain security program, which is focused on improving the security of private companies’ supply chains with respect to terrorism. We have been a member of C-TPAT since 2005.

Competition regulations

We have been, and continue to be, subject to investigations and party to legal proceedings relating to competition concerns. In recent years, a number of liner shipping companies, including us, have been the subject of antitrust investigations in the U.S., the EU and other jurisdictions into possible anti-competitive behavior. Furthermore, the spike in freight rates and related charges during the past two years has resulted in increased scrutiny by governments and regulators around the world, including U.S. President Biden's administration and the FMC in the U.S., and the ministry of transportation in China. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) signed into law in June 2022 requires us and all other carriers to immediately implement certain requirements in detention and demurrage invoices, which if not included will eliminate any obligation of the charged party to pay the charge, including certifying that all detention and demurrage invoices are issued in compliance with the FMC’s Interpretive Rule on Detention and Demurrage of May 18, 2020. These requirements in detention and demurrage invoices may affect our ability to effectively collect these fees from our customers, heighten the risk of civil litigation and adversely affect our financial results. OSRA further mandates a series of rule-making projects by FMC, including: (i) defining prohibited practices by common carriers and other industry players when assessing detention and demurrage; (ii) defining what is an “unreasonable” refusal of cargo space, as well as unfair or unjustly discriminatory methods; (iii) defining what is “unreasonable refusal” to deal or negotiate with respect to vessel space, and (iv) authorizing the FMC to determine “essential terms” that are deemed by FMC necessary to be included in maritime shipping service.  Any new rule issued by the FMC addressing these topics or other related matters may have an adverse effect on our business and financial results, including on our ability to negotiate commercial terms with our customers in our favor and our ability to collect our fees in exchange for our services. If we are found to be in violation of the applicable regulation, we could be subject to various sanctions, including monetary sanctions. Specifically, in September 2022, an FMC complaint was filed against us claiming we overcharged detention and demurrage fees in violation of the FMC’s interpretive Rule on Detention and Demurrage of May 18, 2020, and is currently in preliminary stages.

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

European Union

Our operations involving the European Union are subject to E.U. competition rules, particularly Articles 101 and 102 of the Treaty on the Functioning of the European Union, as modified by the Treaty of Amsterdam and Lisbon. Article 101 generally prohibits and declares void any agreement or concerted actions among competitors that adversely affects competition. Article 102 prohibits the abuse of a dominant position held by one or more shipping companies. However, certain joint operation agreements in the shipping industry such as vessel sharing agreements and slot swap agreements are block exempted from certain prohibitions of Article 101 by Commission Regulation (EC) No 906/2009 as amended by Commission Regulation (EU) No 697/2014 and in effect until April 2024. This regulation permits joint operation of services among competitors under certain conditions, with the exception of price fixing, capacity and sales limitation and allocation of markets and customers, under certain conditions. During 2022, the European Union launched a legal review of the CBER to decide whether to renew, modify or allow the CBER to lapse. A similar review was also initiated by the UK competition authority. The EU competition authority, or the DG Competition, is expected to publish its conclusions on the future of the CBER following a call for evidence published to industry stakeholders, with most of the responses received arguing for either modification or non-renewal of the CBER. If the Block Exemption Regulation is not extended or its terms are amended, this could have an adverse effect on the shipping industry and limit our ability to enter into cooperation arrangements with other shipping companies and effectively compete with other carriers, which could adversely affect our business, financial condition and results of operations. In addition, the non-renewal or modification of the existing CBER is expected to adversely affect the review and renewal processes of similar block exemptions regulations in other jurisdictions, and the uncertainty of the future of the CBER may contribute to the shortening of block exemption regulation effective periods in other jurisdictions. See Item 3.D “Risk Factors — We are subject to competition and antitrust regulations in the countries where we operate, and have been subject to antitrust investigations by competition authorities.”

Israel

Our operations in Israel are subject to Israeli competition rules, primarily the Israeli Economic Competition Law, 1988, or the Israeli Competition Law, and the regulations and guidelines thereunder. Under the Israeli Competition Law certain arrangements, known as “restrictive arrangements”, such as non- compete and exclusivity clauses, as well as other arrangements that may be deemed to undermine competition, such as “most-favored-nation” clauses, may create concerns under Israeli competition law and as such may require specific exemptions or approvals, and in certain cases they may be subject to “block exemptions” which automatically apply in the relevant circumstances. Our arrangements (agreements) and operations in Israel are reviewed on an ongoing basis in order to address this concern. Our cooperation with competitors is subject to the Israeli industry wide block exemption with respect to operational arrangements involving international transportation at sea, issued in 2012. Under this block exemption, sea carriers are permitted to enter into operational agreements such as VSAs, swap agreements or slot charter agreements, subject to the completion of a self-assessment confirming the satisfaction of the following conditions: (i) the restraints in the arrangement do not reduce competition in a considerable share of the market, or do not result in a substantial harm to competition in such market; (ii) the object of the arrangement is not the reduction or elimination of competition; and (iii) the arrangement does not include any restraints which are not necessary in order to fulfill its objectives. Although originally recommended by the Israeli Competition Authority to be extended by an additional five-year period, the block exemption was eventually extended for a shorter period of three years and until October 2025. There is no assurance that the Israeli block exemption will be further extended at all or under similar terms.

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

Our subsidiaries are organized under and subject to the laws of several countries. Please see Exhibit 8.1 to this Annual Report on Form 20‑F for a listing of our subsidiaries.

D.          Property, plants and equipment

We are headquartered in Haifa, Israel and conduct business worldwide. We currently lease approximately 149,166 square feet of office space at 9 Andrei Sakharov Street, Matam, Haifa 3190500, Israel, and we intend to lease an additional 22,281 square feet in this location by April 2023. The lease commenced in 2004 and will expire in May 2024.

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

As of December 31, 2022, we operated a global network of 67 weekly lines, calling at approximately 300 ports delivering cargo to and from more than 90 countries. Our network is enhanced by cooperation agreements with other leading container liner companies and alliances, allowing us to maintain our independence while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Within our global network we offer tailored services, including land transportation and logistical services as well as specialized shipping solutions, including the transportation of out-of-gauge cargo, refrigerated cargo and dangerous and hazardous cargo. Our strong reputation and high-quality service offerings have drawn a loyal and diversified customer base. We have a highly diverse and global customer base of approximately 34,000 customers (which considers each of our customer entities separately, also when it is a subsidiary or branch of another customer) using our services, while, in 2022, our 10 largest customers represented approximately 16% of our freight revenues and our 50 largest customers represented approximately 31% of our freight revenues.

In the years ended December 31, 2022, 2021 and 2020, we carried 3,380 thousand, 3,481 thousand and 2,841 thousand TEUs for our customers worldwide, respectively. Additionally, in the years ended December 31, 2022, 2021 and 2020, our net income was $4,629.0 million, $4,649.1 million and $524.2 million, respectively, and our Adjusted EBITDA was $7,541.3 million, $6,597.4 million and $1,035.8 million, respectively.

Our ordinary shares have been listed on the New York Stock Exchange under the symbol “ZIM” since January 28, 2021.

Factors affecting our results of operations

Our results of operations are affected, among others, by the following factors:

Factors affecting our income from voyages and related services

Market Volatility. The container shipping industry continues to be characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including the implications of the ongoing military conflict between Russia and Ukraine, the rise of inflation in certain countries, or the continuing trade restrictions between the US and China). Market conditions impact during 2022 was positive, resulting in the Company’s improved results and strengthened capital structure, mainly driven by increased freight rates compared to 2021, although freight rates decreased quarter-to-quarter in 2022 following the peak levels in the first quarter of 2022, and partially offset by the impact of increased charter hire and bunker costs.

Volume of cargo carried. The volume of cargo that we carry affects our income and profitability from voyages and related services and varies significantly between voyages that depart from, or return to, a port of origin. The vast majority of the containers we carry are either 20‑ or 40‑foot containers. We measure our performance in terms of the volume of cargo we carry in a certain period in 20‑foot equivalent units carried, or TEUs carried. Our management uses TEUs carried as one of the key parameters to evaluate our performance, used in real-time and take actions, to the extent possible, to improve performance.

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

The volume of cargo that we carry is also impacted by our participation in strategic alliances (in which we currently do not participate) and other cooperation agreements. In periods of increased demand and increased volume of cargo, we adjust capacity by chartering-in additional vessels and containers and/or purchasing additional slots from partners, to the extent feasible. During these periods, increased competition for additional vessels and containers may increase our costs. We may deploy our capacity through additional vessels and containers in existing services, through new services that we operate independently or through the exchange of capacity with vessels operated by other shipping companies or other cooperative agreements. In periods of decreased volumes of cargo, we may adjust capacity to demand by electing to reduce our fleet size in order to reduce operating expenses mainly by redelivering chartered-in vessels and not renewing their charters, or by cancelling specific voyages (which are referred to as “blank sailings”). We may also elect to close existing services within, or exit entirely from, less attractive trades. As a substantial portion of our fleet is chartered-in we retain a relatively high level of flexibility even though it is less so when it concerns vessels that are long term chartered.

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

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) increased from 818 points on April 23, 2020, with the global outbreak of COVID-19, to 5,047 as of December 31, 2021, but since then decreased to 1,108 as of December 30, 2022. Freight rates have significantly declined in 2022 as a result of reduced demand as well as the easing of both COVID-19 restrictions and congestion in ports. Furthermore, rates within the charter market, through which we source most of our capacity, may also fluctuate significantly based upon changes in supply and demand for shipping services. The severe shortage of vessels available for hire during 2021 and the first half of 2022 has resulted in increased charter rates and longer charter periods dictated by owners. Since September 2022, charter hire rates have been normalizing, with vessel availability for hire still very low. In addition, according to Alphaliner, global container ship capacity is expected to increase by 8.2% in 2023, with a vessel order book of 7.5 million TEU, the highest since 2010, while demand for shipping services is projected to increase only by 1.4%. Therefore, the increase in ship capacity is expected to be more than the increase in demand for container shipping.

There are cargo segments which require more expertise; for example, we charge a premium over the base freight rate for handling specialized cargo, such as refrigerated, liquid, over-dimensional, or hazardous cargo, which require more complex handling and more costly equipment and are generally subject to greater risk of damage. We believe that our commercial excellence and customer centric approach across our network of shipping agencies enable us to recognize and attract customers who seek to transport such specialized types of cargo, which are less commoditized services and more profitable. We intend to focus on growing the specialized cargo transportation portion of our business: the portion of dangerous and hazardous cargo out of our total TEU carried grew by approximately 3% during 2022 compared to 2021, and the portion of reefer cargo out of our total TEU carried grew by approximately 8% during 2022 compared to 2021. We also charge a premium over the base freight rate for global land transportation services we provide. Further, from time to time we impose surcharges over the base freight rate, in part to minimize our exposure to certain market-related risks, such as fuel price adjustments, exchange rate fluctuations, terminal handling charges and extraordinary events, although usually these surcharges are not sufficient to recover all of our costs. Amounts received related to these adjustment surcharges are allocated to freight revenues.

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

For each service we operate, we measure the utilization of a vessel on the dominant leg, as well as on the counter-dominant leg by dividing the number of TEUs carried on a vessel by that vessel’s capacity. For example, some of our major trade routes, such as the Pacific and Cross Suez routes, are marked by significant trade imbalances, as the majority of goods are shipped from Asia for consumption in Europe and North America. We manage the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction using various methods, such as triangulating our land transportation activities and services. If we are unable to successfully match requirements for container capacity with available capacity in nearby locations, we may incur balancing costs to reposition our containers in other areas where there is demand for capacity. Cargo handling accounted for 41.6%, 48.1% and 50.5% of our operating expenses and cost of services for the years ended December 31, 2022, 2021 and 2020.Bunker expenses. Fuel expenses, in particular bunker fuel expenses, represent a significant portion of our operating expenses. As a result, changes in the price of bunker or in our bunker consumption patterns can have a significant effect on our results of operations. Bunker price has historically been volatile, can fluctuate significantly and is subject to many economic and political factors that are beyond our control. Bunker prices have been relatively low during 2020, have increased during 2021, and have increased further during 2022, partially due to the outbreak of the Russia-Ukraine conflict and inflation. In an effort to reduce our bunker expenses, we have employed new procurement processes and tools aimed at reducing the prices at which we purchase our bunker from our suppliers. We also seek to control our costs by imposing surcharges over the base freight rate to minimize our exposure to changes in fuel costs, reviewing fuel prices in different markets and purchasing fuel for our vessels when such vessels are visiting bunkering ports that offer lower bunker price. We have entered into a sale and purchase agreement with Shell to supply LNG for our 15,000 TEU LNG dual fuel vessels expected to be delivered during 2023-2024, and we expect to rely on other LNG suppliers for the purchase and supply of LNG for the remaining LNG dual fuel fleet to be delivered. Additionally, we may sometimes manage, part of our exposure to fuel price fluctuations by entering into hedging arrangements. For more information on the risks of fuel price fluctuations, see Item 3.D “Risk factors — Risks relating to our business and our industry — Rising bunker prices may have an adverse effect on our results of operations.” Our bunker fuel consumption is affected by various factors, including the number of vessels being deployed, vessel size, pro forma speed, vessel efficiency, weight of the cargo being transported and sea state. We have implemented various optimization strategies designed to reduce bunker consumption, including operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing route optimization. Our fuel expenses, which consist primarily of bunker expenses, accounted for 30.1%, 18.9% and 12.8% of our operating expenses and cost of services for the years ended December 31, 2022, 2021 and 2020, respectively.

Vessel charter portfolio. Most of our capacity is chartered in. As of December 31, 2022, we chartered-in 141 vessels (including 136 vessels accounted as right-of-use assets under the lease accounting guidance of IFRS 16 and four vessels accounted under sale and leaseback refinancing agreements), which accounted for 94.2% of our TEU capacity and 94.0% of the vessels in our fleet. Of such vessels, all are under a “time charter”, which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee, and 137 of which are with the owner handling the crewing and technical operation of the vessel, including 6 vessels chartered-in from related parties. Four of our vessels are chartered-in under a “bareboat charter”, which consists of chartering a vessel for a given period of time against a charter fee, with us handling the operation of the vessel. Under these arrangements, both parties are committed for the charter period; however, vessels temporarily unavailable for service due to technical issues will qualify for relief from charges during such period (off hire). Further to the implementation of IFRS 16 (‘Leases’) on January 1, 2019, vessel charters with an expected term exceeding one year, are accounted through depreciation and interest expenses. Accordingly, the composition of our charter fleet in respect of expected term, affects the classification of our costs related to vessel charters. For strategic long term charter agreements see “Item 4.B – Our Vessel Fleet – Strategic Chartering Agreements”.

We also purchase “slot charters,” which involve the purchase of slots on board of another company’s vessel. Generally, these rates are based primarily on demand for capacity as well as the available supply of container ship capacity. As a result of macroeconomic conditions affecting trade flow between ports served by container shipping companies and economic conditions in the industries which use container shipping services, bareboat, time and slot charter rates can, and do, fluctuate significantly and are generally affected by similar factors that influence freight rates. Our results of operations may be affected by the composition of our general chartered-in vessels portfolio. Slots purchase and charter hire of vessels (other than those recognized as right-of-use-assets) accounted for 8.4%, 13.6% and 17.6%, of our operating expenses and cost of services for the years ended December 31, 2022, 2021 and 2020, respectively.

Port expenses (including canal fees). We pay port expenses, which are surcharges levied by a particular port and are applicable to a vessel and/or the cargo on board of a particular vessel, at each port of call along our various trade routes. Increases in port expenses increase our operating expenses and, if such increases are not reflected in the freight rate charged by us to our customers, may decrease our net income, margins and results of operations. We also pay canal fees, which are the transit fees levied by canals, such as the Panama Canal or the Suez Canal, in connection with a vessel’s passage and are generally correlated to the size of the vessel transporting the cargo. Larger vessels, notwithstanding their utilization in a given voyage and capacity of cargo, generally pay higher transit fees. An increase in transit fees, if not reflected in the freight rate charged by us to our customers, may decrease our net income, margins and results of operations. Our port (including canal) expenses accounted for 7.5%, 6.5% and 7.3%, of our operating expenses and cost of services for the years ended December 31, 2022, 2021 and 2020, respectively.

Agents’ salaries and commissions. Our agents’ salaries and commissions reflect our costs related to agents’ services in connection with certain aspects of our shipping operations. Any increases in the salaries and commissions paid to agents for their services, would result in the corresponding increases to our operating expenses and cost of services. Agents’ salaries and commissions totaled $261.1 million, $238.8 million and $159.1 million for the years ended December 31, 2022, 2021 and 2020, respectively, accounting for 5.5%, 6.1% and 5.6% of our operating expenses and cost of services for the years ended December 31, 2022, 2021 and 2020.

General and administrative expenses and personnel expenses. Our general and administrative expenses include salaries and related expenses, office equipment and maintenance, depreciation and amortization, consulting and legal fees and travel and vehicle expenses. General and administrative expenses totaled $338.3 million, $267.7 million and $163.2 million for the years ended December 31, 2022, 2021 and 2020, respectively, including $238.8 million, $193.0 million and $115.3 million of salaries and related expenses, respectively.

Personnel expenses, which comprise salaries and related expenses (including incentives) in both operating expenses and general and administrative expenses, totaled $489.7 million $411.3 million and $260.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Any adverse trends in volumes of trades, freight rates, charter rates and/or bunker prices, as well as other deteriorating global economic conditions, could negatively affect the entire industry and also affect our business, financial position, assets value, results of operations and cash flows.

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

Recently, as a result of the continuing volatility within the shipping industry, seasonality factors have not been as apparent as they have been in the past. As global trends that affect the shipping industry have changed rapidly in recent years, including trends resulting from the COVID‑19 pandemic, it remains difficult to predict these trends and the extent to which seasonality will be a factor impacting our results of operations in the future.

Components of our consolidated income statements

Income from voyages and related services

Income from voyages and related services is primarily generated from the transportation of cargo and related services. Income from voyages, which represented 98.6% of income from voyages and related services for the year ended December 31, 2022, consists primarily of the transportation of cargo, including demurrage and value-added services.

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

Fuel and lubricants. Expenses related to the consumption of fuel and lubricants primarily consist of the purchase costs of fuel consumed by  the vessels we operate and other oil-based lubricants required for the operation of our vessels.

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

Other income (expenses), net

Other income (expenses), net ordinarily consists of capital gains and losses, net related to the sale of containers and handling equipment, vessels and real-estate assets, as well as impairment losses (recoveries).

General and administrative expenses

General and administrative expenses consist mainly of employee salaries and other employee benefits (including incentives, pension and related payments) of our administrative personnel, as well as expenses related to office maintenance, computerized equipment and software (including depreciation and amortization), fees paid in respect of consulting, legal and  insurance services, as well as travel and vehicle expenses.

Share of profits of associates, net of tax

Share of profits of associates, net of tax comprises our share in the net income (loss) of associate companies, accounted for under the equity method.

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

	Year Ended December 31,
	2022	2021	2020
	(in millions)
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBIT
Net income (loss)	$4,629.0	$4,649.1	$524.2
Financial expenses, net	108.5	156.8	181.2
Income taxes	1,398.3	1,010.4	16.6
Operating income (EBIT)	6,135.8	5,816.3	722.0
Non-cash charter hire expenses(1)	0.4	1.5	7.7
Capital loss (gain), beyond the ordinary course of business(2)	(0.6)	(0.1)	(0.1)
Assets Impairment loss (recovery)	0.0	0.0	(4.3)
Expenses related to legal contingencies	9.8	2.0	3.3
Adjusted EBIT	$6,145.4	$5,819.7	$728.6
Adjusted EBIT margin(3)	48.9%	54.2%	18.3%

(1)	Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring.

(2)	Related to disposal of assets, other than container and equipment (which are disposed on a recurring basis).

(3)	Represents Adjusted EBIT divided by Income from voyages and related services.

	Year Ended December 31,
	2022	2021	2020
	(in millions)
RECONCILIATION OF NET INCOME (LOSS) ADJUSTED EBITDA
Net income (loss)	$4,629.0	$4,649.1	$524.2
Financial expenses, net	108.5	156.8	181.2
Income taxes	1,398.3	1,010.4	16.6
Depreciation and amortization	1,396.2	779.2	314.2
EBITDA	7,532.0	6,595.5	1,036.2
Non-cash charter hire expenses(1)	0.1	0.0	0.7
Capital loss (gain), beyond the ordinary course of business(2)	(0.6)	(0.1)	(0.1)
Assets Impairment loss (recovery)	0.0	0.0	(4.3)
Expenses related to legal contingencies	9.8	2.0	3.3
Adjusted EBITDA	$7,541.3	$6,597.4	$1,035.8

(1)
Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring. Following the adoption of IFRS 16 on January 1, 2019, part of the adjustments are recorded as amortization of right-of-use assets.

(2)	Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

Results of operations

The following table sets forth our results of operations in U.S. million dollars and as a percentage of income from voyages and related services for the periods indicated:

	Year Ended December 31,
	2022		2021		2020
	(in millions)
Income from voyages and related services	$12,561.6	100%	$10,728.7	100%	$3,991.7	100%
Cost of voyages and related services:
Operating expenses and cost of services	(4,764.5)	(37.9)	(3,905.9)	(36.4)	(2,835.1)	(71.0)
Depreciation	(1,370.3)	(10.9)	(756.3)	(7.1)	(291.6)	(7.3)
Gross profit	6,426.8	51.2	6,066.5	56.5	865.0	21.7
Other operating income (expenses), net	48.0	0.4	13.6	0.1	16.9	0.4
General and administrative expenses	(338.3)	(2.7)	(267.7)	(2.5)	(163.2)	(4.1)
Share of profits of associates	(0.7)	(0.0)	3.9	0.1	3.3	0.1
Results from operating activities	6,135.8	48.9	5,816.3	54.2	722.0	18.1
Finance expenses, net	(108.5)	(0.9)	(156.8)	(1.4)	(181.2)	(4.6)
Profit (loss) before income tax	6,027.3	48.0	5,659.5	52.8	540.8	13.5
Income taxes	(1,398.3)	(11.1)	(1,010.4)	(9.5)	(16.6)	(0.4)
Net income (loss)	4,629.0	36.9%	$4,649.1	43.3%	$524.2	13.1%

Fiscal Year ended December 31, 2022, compared to fiscal year ended December 31, 2021

Income from voyages and related services

Income from voyages and related services for the year ended December 31, 2022 increased by $1,832.9 million, or 17.1%, from $10,728.7 million for the year ended December 31, 2021 to $12,561.6 million for the year ended December 31, 2022, primarily driven by (i) an increase of $1,253.5 million in revenue from containerized cargo, as detailed in the table below with respect to carried volume and average freight rates, (ii) an increase of $242.9 million in income from demurrage and (iii) an increase of $224.4 million in income from non-containerized cargo.

The number of TEUs carried for the year ended December 31, 2022, decreased 101 thousand TEUs, or 2.9%, from 3,481 thousand TEUs for the year ended December 31, 2021, to 3,380 thousand TEUs for the year ended December 31, 2022, primarily driven by an increased number of blank voyages across all trades, mainly due to port congestion. On the other hand, the above was partially offset by changes in the operation mode of the lines (an increase in Intra-Asia and Cross Suez trades, partially offset by a decrease in the Pacific and Atlantic trades) and an increase in vessel utilization (an increase in Intra-Asia and Latin America trades, partially offset by a decrease in the other trades). The average freight rate per TEU carried for the year ended December 31, 2022, increased by $454, or 16.3%, from $2,786 for the year ended December 31, 2021 to $3,240 for the year ended December 31, 2022.

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

	TEUs carried			Average freight rate per TEU carried			Freight revenues from containerized cargo
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
Geographic trade zone	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change
Pacific	1,160	1,376	(15.7)%	$4,743	$3,835	23.7%	$5,504.2	$5,278.9	4.3%
Cross-Suez	428	345	24.1%	$3,568	$3,639	(2.0)%	$1,528.5	$1,254.2	21.9%
Atlantic-Europe	496	619	(19.9)%	$2,485	$1,551	60.2%	$1,231.3	$960.7	28.2%
Intra-Asia	1,058	939	12.7%	$1,840	$1,826	0.8%	$1,945.9	$1,714.6	13.5%
Latin America	238	202	17.8%	$3,120	$2,430	28.4%	$742.3	$490.3	51.4%
Total	3,380	3,481	(2.9)%	$3,240	$2,786	16.3%	$10,952.2	$9,698.7	12.9%

TEUs carried in the Pacific geographic trade zone for the year ended December 31, 2022, decreased 216 thousand, or 15.7%, from 1,376 thousand for the year ended December 31, 2021 to 1,160 thousand for the year ended December 31, 2022, primarily driven by an increased number of blank voyages, decrease in vessel utilization and the closing of two E-commerce express services in the Pacific Southwest sub-trade during the second quarter of 2022. On the other hand, the above was partially offset by the launching of an Ecommerce express service in the All-Water sub-trade during April 2022. The average freight rate per TEU carried in the Pacific geographic trade zone for the year ended December 31, 2022, increased $908, or 23.7%, from $3,835 for the year ended December 31, 2021 to $4,743 for the year ended December 31, 2022.

TEUs carried in the Cross-Suez geographic trade zone for the year ended December 31, 2022 increased 83 thousand, or 24.1%, from 345 thousand for the year ended December 31, 2021 to 428 thousand for the year ended December 31, 2022, primarily driven by the launching of a self-operated service between India and the Mediterranean during the fourth quarter of 2021, which was extended to North Europe beginning the second quarter of 2022. On the other hand, the above was partially offset by an increased number of blank voyages and a decrease in vessel utilization, along with the launching of a self-operated service in Asia – Mediterranean sub-trade during the second quarter of 2022. The average freight rate per TEU carried in the Cross-Suez geographic trade zone for the year ended December 31, 2022 decreased $71, or 2.0%, from $3,639 for the year ended December 31, 2021 to $3,568 for the year ended December 31, 2022.

TEUs carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2022 decreased 123 thousand, or 19.9%, from 619 thousand for the year ended December 31, 2021 to 496 thousand for the year ended December 31, 2022, primarily driven by shifting cargo from the Atlantic trade to the Cross Suez trade in view of the new line from Asia to the Mediterranean and to North Europe. In addition, the decrease was partially driven by the military conflict in the Black Sea, which contributed to a decrease in vessel utilization and an additional number of blank voyages. The average freight rate per TEU carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2022 increased $934, or 60.2%, from $1,551 for the year ended December 31, 2021 to $2,485 for the year ended December 31, 2022.

TEUs carried in the Intra-Asia geographic trade zone for the year ended December 31, 2022 increased 119 thousand, or 12.7%, from 939 thousand for the year ended December 31, 2021 to 1,058 thousand for the year ended December 31, 2022, primarily driven by changes in the operation mode of the lines, mainly the launching during January 2022 of the new North China - Australia Express service, as well as increase in vessel utilization, partially offset by closing lines in South East Asia sub-trade and an increased number of blank voyages. The average freight rate per TEU carried in the Intra-Asia geographic trade zone for the year ended December 31, 2022 increased $14, or 0.8%, from $1,826 for the year ended December 31, 2021 to $1,840 for the year ended December 31, 2022.

TEUs carried in the Latin America geographic trade zone for the year ended December 31, 2022 increased 36 thousand or 17.8%, from 202 thousand for the year ended December 31, 2021 to 238 thousand for the year ended December 31, 2022, primarily driven by an increase in vessel utilization, partially offset by an increased number of blank voyages. The average freight rate per TEU carried in the Latin America geographic trade zone for the year ended December 31, 2022 increased $690, or 28.4%, from $2,430 for the year ended December 31, 2021 to $3,120 for the year ended December 31, 2022.

Composition of gross profit

	Year Ended December 31,
	2022	2021	Change	% Change
	(in millions)
Income from voyages and related services	$12,561.6	$10,728.7	1,832.9	17.1%
Cost of voyages and related services:
Operating expenses and cost of services	(4,764.5)	(3,905.9)	(858.6)	22.0
Depreciation	(1,370.3)	(756.3)	(614.0)	81.2
Gross profit	$6,426.8	$6,066.5	360.3	5.9%

Cost of voyages and related services

Operating expenses and cost of services

Operating expenses and cost of services for the year ended December 31, 2022 increased $858.6 million, or 22.0%, from $3,905.9 million for the year ended December 31, 2021 to $4,764.5 million for the year ended December 31, 2022, primarily driven by (i) an increase of $695.0 million (94.0%) in bunker expenses, (ii) an increase of $103.6 million (40.5%) in port expenses (iii) an increase of $101.6 million (5.4%) in cargo handling expenses, and (iv) an increase of $45.2 million (26.4%) in cost of related services and sundry, partially offset by (v) a decrease of $131.7 million (24.8%) in slot purchases and hire of vessels and containers.

Depreciation

Depreciation for the year ended December 31, 2022 increased by $614.0 million, or 81.2%, from $756.3 million for the year ended December 31, 2021, to $1,370.3 million for the year ended December 31, 2022, primarily due to (i) an increase of $564.1 million related to right-of-use assets (mainly vessels), and (ii) an increase of $50.6 million related to owned assets (mainly containers purchased).

Gross profit

Gross profit for the year ended December 31, 2022 increased $360.3 million, or 5.9%, from $6,066.5 million for the year ended December 31, 2021, to $6,426.8 million for the year ended December 31, 2022, primarily driven by an increase in income from voyages and related services, partially offset by an increase in operating expenses and cost of services, as well as an increase in depreciation expenses.

Other Operating income (expenses), net

Other operating income, net for the year ended December 31, 2022 was $48.0 million, compared to other operating income, net of $13.6 million for the year ended December 31, 2021, an increase of $34.4 million, primarily driven by an increase of $33.2 million in capital gain (mainly related to containers sold).

General and administrative expenses

General and administrative expenses for the year ended December 31, 2022 increased $70.6 million, or 26.4%, from $267.7 million for the year ended December 31, 2021 to $338.3 million for the year ended December 31, 2022, primarily driven by (i) an increase of $45.8 million in salaries and related expenses (including incentives), and (ii) an increase of $10.1 million in office equipment, maintenance and depreciation.

Finance expenses, net

Finance expenses, net for the year ended December 31, 2022 were $108.5 million compared to $156.8 million for the year ended December 31, 2021, a decrease of $48.3 million, or 30.8%. The decrease was primarily driven by (i) a decrease of $76.8 million related to interest income on deposits and debt instruments and (ii) a decrease of $35.3 million related to net foreign currency exchange rate differences, partially offset by (iii) an increase of $55.9 million in interest expenses (mostly related to lease liabilities).

Income taxes

Income taxes for the year ended December 31, 2022 increased $387.9 million, from $1,010.4 million for the year ended December 31, 2021 to $1,398.3 million for the year ended December 31, 2022. The increase was primarily driven by utilization of carried-forward losses in 2021 for which deferred taxes assets were not recognized.

Fiscal Year ended December 31, 2021, compared to fiscal year ended December 31, 2020

See - “Item 5. Operating and Financial Review and Prospects” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 9, 2022.

Liquidity and capital resources

We operate in the capital-intensive container shipping industry. Our principal sources of liquidity are cash inflows received from operating activities, generally in the form of income from voyages and related services. Our principal needs for liquidity are operating expenses, expenditures related to lease liabilities and capital expenditures. Our long-term capital needs generally result from our need to fund our growth strategy. Our ability to generate cash from our operations depends on future operating performance, which is dependent, to some extent, on general economic, financial, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in Item 3.D “Risk factors.”

Our cash and cash equivalents amounted to $1,022.1 million, $1,543.3 million, and $570.4 million as of December 31, 2022, 2021 and 2020, respectively.

In addition, our bank deposits and other investment instruments amounted to $3,588.6 million, $2,306.5 million and $55.8 million as of December 31, 2022, 2021 and 2020, respectively. See Note 29(a) to our audited consolidated financial statements included elsewhere in this Annual Report in respect of the Company’s investment policy.

Working capital position

As of December 31, 2022, our current assets totaled $4,271.6  million while current liabilities totaled $2,662.2 million (including current maturities of lease liabilities and other financial liabilities), resulting in a working capital of $1,609.4  million. We believe that our current cash and cash equivalents, along with our investments in bank deposits and other investment instruments, and our operating cash flows will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the 12 months following the date of this Annual Report and to make the required principal and interest payments on our indebtedness (mostly comprised of lease liabilities).

Cash flows

The following is a summary of the cash flows by activity for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
	(in millions)
Net cash generated from operating activities	$6,110.1	5,970.9	$880.8
Net cash used in investing activities	(1,645.0)	(3,343.1)	(35.2)
Net cash used in financing activities	(4,976.4)	(1,653.0)	(460.4)

Fiscal Year ended December 31, 2022, compared to fiscal year ended December 31, 2021

Net cash generated from operating activities

Our cash flow from operating activities is generated primarily from containerized cargo transportation services, less our payments for operating expenses and costs of services, including expenses related to cargo handling, fuel and lubricants, slots purchase and charter hire of vessels, agents’ salaries and commissions, port expenses, costs of related services and general and administrative expenses. We use our cash flows generated from operating activities to support working capital and capital expenditure (including right-of-use assets) for current and future operations. Our business has historically been seasonal in nature. Recently, seasonality factors have not been as apparent as they have been in the past. During past periods of seasonality, our income from voyages and related services in the first and second quarters have historically declined as compared to the third and fourth quarters. As trends that affect the shipping industry have changed rapidly in recent years, it remains difficult to predict these trends and the extent to which seasonality will be a factor impacting our results of operations in the future.

For the year ended December 31, 2022, net cash generated from operating activities increased $139.2 million, or 2.3%, from $5,970.9 million for the year ended December 31, 2021, to $6,110.1 million for the year ended December 31, 2022. The increase in cash generated from operating activities was primarily as a result of (i) an increase of $955.5 million in profit before income taxes, excluded of net finance expenses and non-cash items, and (ii) an increase of $385.9 million related to changes in working capital, partially offset by (iii) an increase of $1,217.0 million in taxes paid.

Net cash used in investing activities

Our investing activities are ordinarily comprised of investments in bank deposits and other investment instruments, capital expenditures and sale of tangible assets. We invest a portion of our cash in various time deposits, as well as in fixed income instruments and other investment instruments that are not treated as cash and cash equivalents. Accordingly, cash flows related to such bank deposits and investment instruments are treated as cash used in (generated from) investing activities.

For the year ended December 31, 2022, net cash used in investing activities was $1,645.0 million compared to $3,343.1 million for the year ended December 31, 2021, a decrease of $1,698.1 million. The change was primarily driven by (i) a decrease of $2,170.4 million related to change in other investments (mainly bank deposits) and (ii) a decrease of $659.5 million in acquisition of tangible assets, intangible assets and interest in investees, and (iii) a decrease of $81.6 million related to change in other receivables, partially offset by (iv) an increase of $1,250.6 million in net acquisition of investments instruments.

Net cash used in financing activities

Our financing activities are ordinarily comprised of principal and interest payments in respect of lease liabilities and borrowings, dividend distributions and change in short-term loans.

For the year ended December 31, 2022, net cash used in financing activities was $4,976.4 million compared to $1,653.0 million for the year ended December 31, 2021, an increase of $3,323.4 million. The increase was primarily driven by (i) an increase of $2,766.9 million in dividend paid to shareholders, (ii) an increase of $258.1 million in repayment of lease liabilities and borrowings and, (iii) a decrease of $205.4 million in issuance of share capital (net of issuance costs).

Fiscal Year ended December 31, 2021, compared to fiscal year ended December 31, 2020

For a comparison of our cash flows for the fiscal years ended December 31, 2021 and 2020, see “Item 5. Operating and Financial Review and Prospects – Liquidity and capital resources – Cash flows” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 9, 2022.

Debt and other financing arrangements

Total outstanding indebtedness as of December 31, 2022, consisted of $2,854.9 million in long-term debt and $1,476.9 million in current maturities of long-term debt and short-term debt. Long-term debt is mainly comprised of lease liabilities, related to vessels and equipment.

During 2021 we have made early repayments in a total amount of $434 million in respect of our Series 1 and Series 2 notes (“Tranches C and D”). These early repayments made in 2021, as well as early repayments completed in 2020 to a certain group of creditors (“Tranche A”), resulted with the removal of the related provisions and limitations, the Company was previously subject to. In November 2022, the Company also early repaid in full its Tranche E loan (see also ”Tranche E loan” below), for a total consideration of US$ 66 million.

Further to the above, the Company’s is required to comply with a certain minimum liquidity requirement, as well with other non-financial covenants which are customary in financial arrangements. As of December 31, 2022, the Company is in compliance with its covenants, as the Company’s liquidity, as defined in the related agreements, amounted to US$ 4.6 billion (Minimum Liquidity required was US$ 125 million).

As further detailed in the table below, as of December 31, 2022, our total outstanding indebtedness was $4,331.9 million. As of December 31, 2021, and 2020, our total outstanding debt was $3,341.3 million and $1,862.1 million, respectively. The increase of $990.6 million during the year ended December 31, 2022 was primarily driven by a net increase of $1,087.8 million in lease liabilities. The increase of $1,479.2 million during the year ended December 31, 2021 was primarily driven by a net increase of $1,897.7 million in lease liabilities, offset by a decrease of $433.8 million related to the early repayment of Series 1 and Series 2 notes (“Tranches C and D”).

The weighted average interest rate paid per annum as of December 31, 2022, under all of our indebtedness was 7.7%.

Type of debt	Original currency	Fixed / Variable	Effective interest (1)		Year of maturity	Face value	Carrying amount
	(in millions)
Financial Debt:
Tranche E loan	U.S. dollars	Fixed
Other long term loans	U.S. dollars	Fixed	7.6	%(2)	2023 – 2030	119.4	119.4
Short-term credit from banks	U.S. dollars	Fixed	5.9%		2023	53.0	53.0
Total						$172.4	$172.4
Lease liabilities	Mainly U.S. dollars	Fixed	7.7	%(2)	2023 – 2032	$4,159.5	$4,159.5
Total						$4,331.9	$4,331.9

(1)
The effective interest rate is the rate that discounts estimated future cash payments or receipts through the contractual life of the financial instrument to the net carrying amount of the financial instrument and does not necessarily reflect the contractual interest rate.

(2)	Based on weighted average.

Tranche E loan

The Tranche E loan was an unsecured loan that was originally due on July 16, 2026. In November 2022, the Company repaid in full its Tranche-E loan, for a total consideration of US$ 66 million, and no amounts were outstanding as of December 31, 2022.

Vessel financing leases

We are engaged in multiple lease arrangements for vessels, supporting our operating activities, including leases that provide an option to obtain ownership of the vessel at the end of the lease term. Most of such leases are accounted as lease liabilities in accordance with IFRS 16, while a few originated in sale and leaseback transactions which are accounted as secured borrowing.

Container financing leases

Some of our container assets are obtained using lease arrangements, including leases that provide an option to purchase the containers at the end of the lease period for an agreed amount. Our container leases generally contain representations and warranties that are in each case customary for this type of transaction.

Short-term credit

We have short-term borrowings from banks, mainly dominated in US dollars.

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

As of December 31, 2022 and 2021, no amounts were withdrawn under this facility. In February 2023, the factoring agreement with Bank Hapoalim was further renewed for an additional period of one year, ending February 2024.

Capital expenditures

During the years ended December 31, 2022, 2021, and 2020, our capital expenditures were $345.5, $1,005.0 and $42.7 million, respectively. Such expenditures, which do not include additions of leased assets, were mainly related to investments in equipment and vessels, as well as in our information systems. Our projected capital expenditures for the next 12 months are aimed to support our ongoing operational needs. We believe our current cash and cash equivalents and our investments in bank deposits and other investment instruments, as well as, our operating cash flows will be sufficient to fund our operations for at least the next 12 months.

Quantitative and qualitative disclosures about market risk

We are exposed to risks associated with adverse changes in exchange rates, interest rates and commodity prices.

Management has established risk management policies to monitor and manage such market risks, as well as credit risks.

We are exposed to currency risk on purchases, receivables and payables where they are denominated in a currency other than the U.S. dollar. Although we did not enter into transactions of derivatives in recent years, we may do so from time to time, in order to manage market risks. We do not enter into commodity contracts other than to meet our operational needs. In the past, these transactions did not meet the criteria for hedging for accounting purposes and therefore the change in their fair value was recognized directly in profit or loss.

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

For a discussion of our exposure to market risk, including foreign currency risk and interest rate risk, and our periodic fair value measurements, see Note 29 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Revenue recognition

We consider each freight transaction as comprised of one performance obligation, recognized per the time-based portion completed as at the reporting date. The operating expenses related to cargo traffic are recognized immediately as incurred. If the expected incremental and other direct costs related to the cargo exceed its expected related revenue, the loss is recognized immediately in profit or loss.

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

Assessment of non-financial assets for impairment

At each reporting date, we review the carrying amount of our operating assets and assess them for impairment when indications exist. When performing an impairment test, based on the value in use of our cash-generating-unit (which comprises all of our net operating assets), we use judgment to estimate the forecasted cashflows for a projected period and for the terminal period, reflecting the long-term steady state. We also assess the terminal growth rate and the appropriate discounting rate, reflecting our long-term cost of capital. This analysis determines whether we recognize an impairment, or the reversal of an impairment loss, and to what extent these are recorded in profit or loss. Although we believe our estimates are reasonable, these are all highly subjective and involve significant inherent uncertainties. For further information with respect to our impairment test as of December 31, 2022, see Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Trend information

For a description of the factors affecting our results of operations see “- Factors affecting our income from voyages and related services”. Total global container shipping demand totaled approximately 236.8 million TEU in 2022 (including inland transportation) according to Drewry Container Forecaster as of December 2022. Global container demand has seen steady and resilient growth equaling a 5.6% CAGR since 2000 according to Drewry, driven by multiple factors. These include economic drivers such as GDP growth, containerization and industrial production, as well as other non-economic drivers such as geopolitics, consumer preferences and demographic changes.

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

Following the supply chain disruptions experienced in 2021, which were a factor driving significant upgrades to freight rates, supply chains have been normalizing during 2022, mainly due to a shift in consumer spending. According to Drewry, demand is expected to achieve an approximately 1.8% CAGR from 2021 to 2025.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and senior management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position
Executive officers
Eli Glickman	61	Chief Executive Officer and President
Xavier Destriau	50	Chief Financial Officer
Noam Nativ	52	EVP General Counsel and Company Secretary
David Arbel	63	EVP Chief Operations Officer
Yakov Baruch	55	EVP Human Resources & Organization
Eyal Ben-Amram	60	EVP Chief Information Officer
Saar Dotan	53	EVP Countries and Business Development
Assaf Tiran	47	EVP Cross Suez and Atlantic BU
Dan Hoffmann	67	EVP Intra Asia Trade Business Unit
Nissim Yochai	64	EVP ZIM USA President & Latin America BU
Hani Kalinski	50	EVP Pacific BU
Directors
Yair Seroussi(2)	67	Chairman of the Board
Yair Caspi	50	Director
Liat Tennenholtz(2)	38	Director
Nir Epstein(1)(2)	53	Director
Flemming Robert Jacobs(1)(2)	79	Director
Dr. Karsten Karl-Georg Liebing	57	Director
Birger Johannes Meyer-Gloeckner	45	Director
Yoav Moshe Sebba	52	Director
William (Bill) Shaul(1) (2)	61	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee. Nir Epstein served as a member of our Compensation Committee until December 6, 2021.

Board of directors

Yair Seroussi has served as the Chairman of our Board of Directors since October 2020. Mr. Seroussi was chairman of Bank Hapoalim from 2009 to 2016 and he served as the head of Morgan Stanley Israel from 1993 to 2009. He is currently chairman of Enlight Renewable Energy, listed on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange (TASE). From 2017 to 2019 he was the chairman of Mediterranean Towers which is listed on the TASE. He has been a board member of Stratasys which has been listed on NASDAQ since June 2017, and a member of the investment committee of Menora Mivtachim since March 2018. Mr. Seroussi started his career at the Israeli Ministry of Finance in February 1981 where he held senior positions, the last one as head of the Ministry’s mission to the USA from 1988 to 1992. Mr. Seroussi is also active in non-profit organizations and was a co-founder of Tovanot Bechinuch in 2011. He has been the Chairman of the Eli Hurvitz Institute of Strategic Management in the Tel Aviv University since 2010, a member of the board of governors at the Hebrew University, the Weizmann Institute of Science, and Shenkar School of Design. Mr. Seroussi holds a bachelor’s degree in economics and political science from the Hebrew University.

Yair Caspi has served as a member of the Company’s Board of Directors since August 2019. Mr. Caspi also has served as the Chairman of O.P.C. Energy Ltd. since 2021, a director in Israel Corporation Ltd. since 2019, and he served as a director in Oil Refineries Ltd. from 2020 until April 2022. Mr. Caspi served as a managing partner and senior partner at the commercial law firm of Caspi & Co. from 2006 to 2018. Mr. Caspi holds a LL.B in Law and a bachelor’s degree in business administration from the Reichman University (formerly known as the Interdisciplinary Center Herzliya) and an International Executive master’s degree in business administration from Northwestern University and Tel Aviv University.

Nir Epstein has served as a member of our Board of Directors since July 2014 for a period of a few months and rejoined in 2018. He has served as Executive Director and Vice Chairman of Prothya Biosolutions Belgium and Prothya Biosolutions Netherlands since January 1, 2021. He has served as the CEO of Epstein Capital, an independent boutique investment and merchant banking house offering a full range of M&A and financial advisory services established in 2005. Mr. Epstein holds a LL.B degree from Tel Aviv University in Israel and a master’s degree in business administration from INSEAD University in France.

Flemming Robert Jacobs has served as a member of our Board of Directors since October 2014. Mr. Jacobs is currently a Member of the Advisory Board of the Panama Canal, Panama. He is Non-Executive Director Emeritus of the not-for-profit Global Maritime Forum, Copenhagen, which he founded in 2017. Mr. Jacobs holds a Commercial Diploma from HH, now Copenhagen Business School, and completed a Management Course at Harvard Business School.

Dr. Karsten Karl-Georg Liebing has served as a member of our Board of Directors since July 2014. Dr. Liebing has served as Managing Partner of HAMMONIA Reederei GmbH & Co. KG since 2008 and as Managing Director of HAMMONIA Reederei GmbH & Co. KG. since 2005. He has also served as a Member of the Management Board at HCI Hammonia Shipping AG since 2007 and as a Member of the Supervisory Board at HCI Capital AG from 2013 until 2016. From 1995 until 2005, Dr.Liebing worked with KfW IPEX bank in Frankfurt in Energy and Ship Finance. Dr. Liebing holds a bachelor’s degree in economics from the University of Hanover in Hanover, Germany, and a master’s degree in business administration and doctoral degree in economics from the University of Hamburg in Hamburg, Germany.

Birger Johannes Meyer-Gloeckner has served as a member of our Board of Directors since July 2014. He has served in various senior management positions at the CONTI Group and has served as Managing Director of CONTI HOLDING GmbH & Co. KG since 2017. Mr. Meyer-Gloeckner holds a degree in economics from Ernst-Moritz-Arndt University in Greifswald, Germany.

Yoav Moshe Sebba has served as a member of the Company’s Board of Directors since September 2011. Mr. Sebba joined the XT Group, a global shipping and holdings company, in 1998, and he is currently serving as a Managing Director of its Hi-Tech Investments company. Prior to his current position, Mr. Sebba served as a partner in Yozma Venture Capital, one of Israel’s prominent venture capital funds, in which the XT Group was a founding partner. Prior to joining the XT Group, Mr. Sebba served as a project manager at one of Israel’s leading commercial banks and at a leading consulting firm. Mr. Sebba also currently serves on the boards of directors of Sofwave (TASE), Phytech, BlueThrone, Epitomee (TASE) and Cymbio. Mr. Sebba holds a bachelor’s degree in management and industrial engineering, cum laude, from the Technion Institute of Technology and a master’s degree in business administration from the University of Haifa.

William (Bill) Shaul has served as a member of the Company’s Board of Directors since May 2021. Mr. Shaul is a UK Chartered Accountant and works as an independent business consultant. Mr. Shaul's current clients range from public companies, private equity funds, private businesses and high net worth individuals. Mr. Shaul also currently serves as a director of an Israeli based technology company (Interactive Optical Technologies Group Ltd). Mr. Shaul worked for KPMG in the UK between 1988 and 2019 during the last 24 years of which he was a tax partner. Mr. Shaul spent much of his time at KPMG working with large, global listed companies, as well as with high-net-worth individuals. Mr. Shaul holds a bachelor’s and a master’s degree in Manufacturing Engineering from Cambridge University.

Liat Tennenholtz has served as a member of the Company’s Board of Directors since May 2021. Ms. Tennenholtz is currently serving as VP M&A and as a member of the senior management of Matrix IT Ltd., a multi-billion global Israeli technology corporation traded on the TASE, having joined Matrix as VP Business Development in 2018. Ms. Tennenholtz also serves as a director in Navitas Buckskin Finance Ltd. a public company traded on the TASE, in which she also acts as the head of the financial statements review committee, and as a member of the audit committee and the compensation committee since 2017. Prior to her current positions in Matrix, Ms. Tennenholtz worked on complex local and international deals carrying various positions including Commercial Finance Business Partner in Amdocs Limited, a multi-billion global IT company traded on Nasdaq, Business Development Manager and Corporate Affairs Manager in Navitas Petroleum LP, a global energy entity traded on the TASE, and CPA and Attorney for international tax department in KPMG’s Israel branch. Ms. Tennenholtz holds a bachelor’s degree in accounting and an LL.B both from Tel Aviv University, studied Mathematics in UCLA, and is a licensed lawyer and a certified public accountant in Israel.

Senior management

Eli Glickman has served as our Chief Executive Officer and President since July 2017. Prior to joining us, Mr. Glickman served as Chief Executive Officer of the Israeli Electric Corporation from 2011 to 2015. Prior to that, he served as Deputy Chief Executive Officer and VP Customers of Partner — Orange Cellular Communication. Mr. Glickman holds a Master of Science in financial management from the Naval post-graduate School Monterey (California) and is a graduate of Georgetown University’s International Executive Business Administration program.

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

Nissim Yochai has served as EVP LATM BU and ZIM US president since October 1, 2022, based in Norfolk, VA, USA.  He served as our Executive Vice President of Transpacific Trade since March 2016 until October 1, 2022, and was based in our regional office in Hong Kong. He joined us in 2011 with a long record of senior managerial experience in shipping and logistics. Prior to serving in this position, Mr. Yochai served as our Vice President of Global Sales from February 2015 to March 2016 and as Vice President of Corporate Customer Relationships from December 2011 to January 2015. Before joining us, Mr. Yochai served as Managing Director of Aviv Shigur Ltd, a courier services company, and as General Manager of Fridenson Air and Ocean LTD. Mr. Yochai worked for DHL Express in a variety of commercial roles, including Commercial Manager for Southeast Europe based in Vienna and Europe Sales Performance Manager based in Brussels, among others. Mr. Yochai holds a B.A. in business and economics from Bar Ilan University in Israel and a master’s degree in business administration from New York Institute of Technology in New York.

Assaf Tiran was appointed as EVP Cross Suez & Atlantic BU in August 2022. He previously served as our VP of Global Customer Service since April 2018. Prior to joining us, Mr. Tiran worked at ECI Telecom for five years where he served as Global Services Division Business Manager & EMEA Regional Manager, and then as Vice President - Global Services Division. From 2002 to 2012, Mr. Tiran had various managerial positions at Partner Communication – Orange IL, including as Director, Head of Frontal Services formation between 2007 to 2012.Mr. Tiran holds a bachelor’s degree in business administration from the University of Derby.

Hani Kalinski was appointed as our Executive Vice President of Pacific BU in September 2022. Prior to serving in this position, Ms. Kalinski served as our VP of Medium and Small Countries since April 2018. She also served as our Director of Europe and East Mediterranean from April 2016 to March 2018, and as a Business Unit Manager from May 2010 to March 2016. Previous to that, Ms. Kalinski served in various senior financial positions. Ms. Kalinski holds a bachelor’s degree in economics from the University of Haifa and a master’s degree in business administration from Tel Aviv University.

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

Compensation of officers and directors

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2022 was $23.6 million. This amount includes share-based compensation of $11.5 million and $1.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to directors and officers, and other benefits commonly reimbursed or paid by companies in our industry.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to U.S. domestic companies to disclose the compensation of certain executive officers on an individual, rather than an aggregate, basis.  Nevertheless, regulations promulgated under the Companies Law requires us to disclose the annual compensation of our five most highly compensated directors and officers on an individual, rather than on an aggregate, basis. This disclosure will not be as extensive as that required of a U.S. domestic company. We intend to continue providing such disclosure, at the latest, in the proxy statement for our 2023 annual meeting of shareholders, which will be furnished under cover of a Form 6-K.

Reservation of Ordinary Shares (Pool), Option Grants and IPO Grants

Our Board of Directors has further approved the reservation of a maximum aggregate number of 1,000,000 ordinary shares of the Company in 2021, which number was increased in 2022 by 3,200,000 ordinary shares, out of which 1,472,715 are available for issuance under the 2020 Share Incentive Plan, or the Incentive Plan, at the sole discretion of the Company’s Board of Directors with respect to any such issuance and its terms. Following the recommendation of our compensation committee and the approval of our audit committee, our Board of Directors approved the grant of options exercisable for 546,822 ordinary shares in connection with the closing of our initial public offering to a senior member of the Company’s management, with a fair market value (using a Black-Scholes valuation) equivalent to NIS 9.6 million translated into USD at the exchange rate in effect on the grant date. The options granted under our Incentive Plan are at an exercise price per share equal to the public offering price of $15.00 and exercisable for a term of five years from grant date, subject to vesting. 25% of the options shall vest upon the first anniversary of the grant date with the remaining options vesting in equal quarterly installments over the following three-year period. The options were granted under the capital gains track through a trustee, under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961. The board further approved the grant of 2,228,375 additional options to Board members, executive officers and employees of the Company (including the grant of 935,061 options to Board members and senior members of the Company’s management, of which 490,662 options were approved at our shareholders’ meeting on May 2, 2022). The options granted under our Incentive Plan in 2022 were granted at an exercise price of $68.37 per share, which is equal to the average closing price of our ordinary shares on the NYSE during the 30 days that ended on March 7, 2022, and exercisable for a term of five years from grant date, subject to vesting. In addition, in August 2022, the board approved the grant of 107,110 options to executive officers and employees of the Company, including the grant of 38,293 options to senior members of the Company’s management at an exercise price of $47.78 per ordinary share, reflecting the average closing price of our ordinary shares on the NYSE during the 30 days that ended on August 14, 2022. These options shall vest upon the first, second, third and fourth anniversary of the grant date, in four equal installments of 25% each. For the description of the 2020 Share Incentive Plan See “Item 6.E Share Ownership”.

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

Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors. All other executive officers are appointed by the Chief Executive Officer and their terms of employment or consulting agreements are approved by the compensation committee and the Board of Directors and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Following our shareholders meeting held in July 2022, five of our nine directors are independent under NYSE rules, thus, we comply with the rule of the NYSE that a majority of our directors be independent within one year following the listing of our shares on NYSE. Yair Caspi, Birger Johannes Meyer-Gloeckner, Yoav Sebba and Dr. Karsten Karl-Georg Liebing are not independent.

Under our articles of association, as amended in our shareholders’ meeting convened in July 2022, our Board of Directors must consist of at least seven and not more than eleven directors, including at least two external directors to the extent required to be appointed under the Companies Law and regulations promulgated under that law. Our Board of Directors consists of nine directors. Each director will hold office until the next annual general meeting of our shareholders, unless the director is removed by a majority vote of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

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

Chairperson of the Board of Directors

Our articles of association provide that the chairperson of the board is appointed by the members of the Board of Directors and serves as chairperson of the board throughout his or her term as a director, or until the appointment of a different chairperson in his or her place (the earlier of the two), unless resolved otherwise by the Board of Directors. Under the Companies Law, the Chief Executive Officer or a relative of the Chief Executive Officer may not serve as the chairperson of the board of directors, and the chairperson of the Board of Directors or a relative of the chairperson may not be vested with authorities of the Chief Executive Officer, without shareholder approval by a special majority.

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

Director independence

Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board of Directors has determined that each of Yair Seroussi, Nir Epstein, Flemming Robert Jacobs, William (Bill) Shaul and Liat Tennenholtz do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that as of the date hereof, each of these directors is “independent” as that term is defined in the rules of the NYSE. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in Item 8.A “Related Party Transactions.”

Committees of the Board of Directors

Our Board of Directors established an audit committee and a compensation committee in accordance with SEC rules and NYSE requirements. The composition and responsibilities of each of the committees of our Board of Directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our Board of Directors. Since we have opted out of the requirements of the Companies Law regarding the composition of committees, we believe that the composition and functioning of all of our committees complies with the applicable requirements of the Exchange Act, the NYSE rules, SEC rules and regulations and the applicable provisions of the Companies Law.

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

•
approve the yearly or periodic work plan proposed by the internal auditor, and review the internal audit framework that exists within the Company and the functioning of the internal audit function, as well as whether the internal auditor has the necessary tools to fulfil his duties, giving attention to, inter alia, the special needs of the Company and its size;

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

•
establish, with respect to certain related party transactions, the obligation to conduct a competitive process or other process, prior to engagement in such transaction and the audit committee may determine such obligation with respect to a certain type of transaction according to certain parameters that it will establish once a year in advance;

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

Our compensation committee operates under a written charter that satisfies the NYSE rules, the applicable rules and regulations of the SEC and the provisions of the Companies Law.

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

As described below, our shareholders approved a compensation policy, which was later amended by our shareholders in May 2022, and in accordance with applicable regulations it may remain in effect for term of five years from the date we became a public company.

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

•
with the exception of officers who report directly to the chief executive officer, determining the variable components on a long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of a director or officer, or the total sum of such components if such sum is not higher than three monthly salaries per annum, will be awarded based on non-measurable criteria, while taking into account such director’s or officer’s contribution to the company; and

•
the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

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

Our compensation policy was approved by our shareholders on December 22, 2020, following the recommendation of the compensation committee and the approval of our audit committee and Board of Directors, and later amended by our shareholders in May 2022, following the recommendation of our compensation committee and approval of our Board of Directors. Under the Companies Law, our compensation policy shall remain in effect for a term of five years until February 1, 2026.

Internal auditor

Under the Companies Law, the Board of Directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or a director or officer or a relative of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to appoint one or more directors or to appoint the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Ms. Simcha Dahan-Nagar serves as our internal auditor.

D.          Employees

Crew and shore employees

As of December 31, 2022, we had 141 seagoing staff serving on our vessels (including 105 contract workers), 4,830 full time shore employees and 1,702 contractors, with 827 located in Israel, 521 in the United States, 958 in China and 5,503 across approximately 90 other countries. The following table shows a breakdown of our full-time shore employees by category of activity as of the dates indicated:

	Year ended December 31
	2022	2021	2020
Operational, administrative, and other	3,619	3,334	2,832
Sales and marketing	954	868	756
Information technology	257	225	206
Total	4,830	4,427	3,794

Approximately 87% of our employees in Israel work under collective bargaining agreements. Extension orders issued by the Israeli Ministry of Labor, Welfare and Social Services apply to us and affect matters such as cost of living adjustments to salaries, number of working hours, recuperation pay, travel expenses, and pension rights. Other than as described in “Risk factors — Labor shortages or disruptions could have an adverse effect on our business and reputation,” we have not experienced labor-related work stoppages or strikes in the past three years and believe that our relations with our employees are satisfactory.

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

E.          Share ownership

Share Option Plans

We have filed registration statements on Form S‑8 with the SEC, covering all of the ordinary shares issuable under the Incentive Plan. The following is a description of our Incentive Plan:

2020 Share Incentive Plan

We have adopted the 2020 Share Incentive Plan, or the Incentive Plan. Pursuant to the Incentive Plan, we may issue ordinary shares or restricted ordinary shares, options to purchase ordinary shares, restricted share units or any other share-based award, or collectively, the Awards, to certain key employees, officers, directors, consultants and advisors of the Company and its direct or indirect subsidiaries, or the Participants and the Group, respectively. The Awards to be granted will have an exercise price equal to the average closing price per ordinary share on the stock exchange in which the ordinary shares are principally traded over the thirty (30) day calendar period preceding the subject date (unless otherwise determined by the Board of Directors). Unless otherwise determined by the Board of Directors, 25% of the Awards will vest upon the first anniversary of the vesting commencement date determined by the Board of Directors and 6.25% of the Awards will vest at the end of each three (3) month period following such first anniversary, such that 100% of the Awards will vest upon their fourth anniversary of the vesting commencement date, subject to the Participant’s continued employment or service (as applicable). The vesting of the Awards will automatically accelerate upon the occurrence of certain Corporate Events, as such term is defined in the Incentive Plan. The exercise of options and (if and to the extent applicable) restricted share units shall be made by way of a “cashless” exercise, subject, in case of 102 Trustee Awards to a specific IOTA ruling (to the extent required). The Company may apply in its sole discretion additional procedures and requirements in connection with the exercise or sale mechanism of Awards by any Participant. The Awards are subject to customary adjustments including in connection with changes in capitalization, rights offering and distribution of cash dividends. The Awards expire on the tenth anniversary of their date of grant, subject to early termination and acceleration provisions. Our Board of Directors will have the power to administer the Incentive Plan, subject to applicable law.

The Special State Share

When the State of Israel sold 100% of its interest in us in 2004 to Israel Corporation Ltd., we ceased to be a “mixed company” (as defined in the Israeli Government Companies Law, 5735‑1975) and issued a Special State Share to the State of Israel whose terms were amended as part of the Company’s 2014 debt restructuring. The objectives underlying the Special State Share are to (i) safeguard our existence as an Israeli company, (ii) ensure our operating ability and transport capacity so as to enable the State of Israel to effectively access a minimal fleet in a time of emergency or for national security purposes and (iii) prevent parties hostile to the State of Israel or parties liable to harm the State of Israel’s vital interest in the Company or its foreign or security interests or its shipping relations with foreign countries, from having influence on our management. The key terms and conditions of the Special State Share include the following requirements:

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

•
The State of Israel must provide prior written consent for any holding or transfer or issuance of shares that confers possession of 35% or more of our issued share capital, or that provides control over us, including as a result of a voting agreement.

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2023, by (i) each person or entity known by us to own beneficially own 5% or more of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group, based upon the 120,184,098 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of such date.

To our knowledge, as of March 1, 2023, we had six shareholders of record in the United States holding approximately 99.9% of our outstanding ordinary shares. All of our ordinary shares have the same voting rights.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 1, 2023, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

	Ordinary Shares	Percentage of		Percentage of
Name of beneficial Owner	Owned	Ordinary Shares	Special State Share	Special State Share owned
Principal Shareholders
Kenon Holdings Ltd.(1)	24,843,478	20.7%
State of Israel(2)			1	100%
Executive Officers and Directors
Eli Glickman	*	*
Xavier Destriau	*	*
David Arbel	*	*
Yakov Baruch	*	*
Eyal Ben-Amram	*	*
Saar Dotan	*	*
Dan Hoffmann	*	*
Noam Nativ	*	*
Nissim Yochai	*	*
Assaf Tiran	*	*
Hani Kalinski	*	*
Yair Seroussi	*	*
Yair Caspi	*	*
Nir Epstein	*	*
Flemming Robert Jacobs	*	*
Dr. Karsten Karl-Georg Liebing	*	*
Birger Johannes Meyer-Gloeckner	*	*
Yoav Moshe Sebba	*	*
William (Bill) Shaul	*	*
Liat Tennenholtz	*	*

*  Less than 1%.

(1)
Based on information provided by such shareholder in its filing on Schedule 13G on January 25, 2023. Kenon Holdings Ltd., or Kenon, is a publicly traded corporation (NYSE and TASE: KEN). The address for Kenon Holdings Ltd. is 1 Temasek Avenue, #37‑02B Millenia Tower, Singapore 039192.

(2)	For a description of the different voting rights held by the holder of the Special State Share, see “Item 6.E— Share ownership - The Special State Share.”

B.          Related party transactions

Our policy is to enter into transactions with related parties on terms that, as a whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

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

The company may approve an act specified above that would otherwise constitute a breach of the director’s or officer’s duty of loyalty, provided that the director or officer acted in good faith, the act or its approval does not harm the company and the director or officer discloses his or her personal interest a sufficient time in advance of discussion on the approval of such act, including any material fact or document.

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

Notwithstanding the foregoing, approval of compensation (including the grant of exculpation, indemnification or insurance) of an officer who is not a director requires approval first by the company’s compensation committee, then by the company’s Board of Directors, and, if such compensation arrangement is in deviation from with the company’s stated compensation policy or if the officer is the Chief Executive Officer (apart from a number of specific exceptions), then such arrangement is subject to shareholder approval by the Special Majority for Compensation. Arrangements regarding the compensation of a director require the approval of the compensation committee, Board of Directors and shareholders by ordinary majority, in that order, and under certain circumstances, also by the Special Majority for Compensation.

A director or officer who has a personal interest in a transaction which is considered at a meeting of the Board of Directors or the audit committee generally (unless it is with respect to a transaction which is not an extraordinary transaction) may not be present at such a meeting or participate in the discussion or voting on that matter, unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the Board of Directors has a personal interest in the approval of such a transaction then all of the directors may participate in discussions and vote of the audit committee or Board of Directors, as applicable, and, if a majority of the members of the Board of Directors has a personal interest, shareholder approval is also required (except in the case of specific reliefs).

Disclosure of personal interests of controlling shareholders and approval of certain transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and officers also apply to a controlling shareholder of a public company. In this context, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee, the Board of Directors and the shareholders of the company, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not a director or officer or (d) the employment of a controlling shareholder or his or her relative by the company, other than as a director or officer. In addition, the shareholder approval must meet one of the following, which we refer to as a Special Majority:

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

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto. The audit committee is also empowered to determine whether a transaction with a controlling shareholder is extraordinary, to establish criteria in advance for determining whether certain types of transactions are extraordinary and to set policies governing the process for entering into transactions with controlling shareholders.

Arrangements regarding the compensation, exculpation, indemnification or insurance of a controlling shareholder in his or her capacity as a director or officer require the approval of the compensation committee, Board of Directors and shareholders by a Special Majority.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee (and in certain instances, the compensation committee) and Board of Directors.

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

Vessels chartered-in from interested and related parties

We have been chartering in vessels from corporations affiliated with Kenon and/or its controlling shareholders. All such charters were approved as non-extraordinary transactions within the meaning of such term in the Companies Law (i.e., transactions conducted in the ordinary course of business, on market terms and which do not have a material impact on our assets, liabilities or profits). The aggregate amount paid in connection with these charters during the years ended December 31, 2022, 2021 and 2020  was $67.4 million, $70.8 million and $28.0 million, respectively. For information on the long term charter of three 7,000 TEU LNG dual fuel vessels from a company affiliated to Kenon, please see “Item 4.B – Business – Our vessels – Strategic charter agreements”.

We have been chartering in vessels from corporations affiliated with the Conti Group. Birger Johannes Meyer-Gloeckner, who serves as a director on our Board of Directors, also serves as a Senior Executive Manager of the Conti Group. All such charters that were approved following the appointment of Mr. Meyer- Gloeckner to our Board of Directors, were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. The aggregate amount paid in connection with these charters during the year ended December 31, 2022, 2021 and 2020 was $36.8 million, $19.3 million and $18.1 million, respectively.

We have been chartering in vessels from, engaging in certain commercial management services (including vessel management services) with, and providing operating services to, corporations affiliated with Hammonia Reederei GmbH & Co. KG, or Hammonia. Dr. Karsten Karl-Georg Liebing, who serves as a director on our Board of Directors, holds a minority interests in, and serves as one of the managing directors of, Hammonia. All such engagements that were approved following the appointment of Dr. Liebing to our Board of Directors, were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. The aggregate amount paid in connection with these charters and vessel management services during the years ended December 31, 2022, 2021 and 2020 was $16.1 million, $0.1 million and $6.5 million.

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

Transportation of containers

We provide services for the transportation of containers to ICL Group and the Oil Refineries Ltd. (Bazan) Group, which are corporations affiliated with Kenon and/or its controlling shareholder. All such services were approved as non-extraordinary transactions within the meaning of this term in the Companies Law and in the aggregate constitute less than 0.5% of our revenues during the year ended December 31, 2022.

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

•
The maximum payment for all such services shall not exceed $20 million per year, while a deviation of up to $5 million between the years shall not be considered as a breach of this condition. In any event, the overall payment during the 5‑year term of the resolution will not exceed $100 million;

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

Other shipping related services

We provide from time to time certain services to corporations affiliated with Kenon and/or its controlling shareholders, including among other things, certain insurance agency services provided by our subsidiary, Ramon-Granit Insurance Agency (1994) Ltd., container, repair, maintenance and sale services via our wholly- owned subsidiary, Gal Marine Ltd., certain port services (including husbanding services) to the XT Group in Sri Lanka via our agency located in Sri Lanka and certain electronic equipment, via our wholly-owned subsidiary, Alhoutyam Ltd. In addition, we receive certain land-based transport services from Israel Railways Ltd., who works with four logistics vendors, one of which was ICL. We worked with all four of these vendors, allocating our containers between the vendors based on their commissions and the quantities allocated to us. All the above-mentioned transactions were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. In the aggregate, the above-mentioned services received constitute less than 0.1% of our revenues and our operating expenses, during the year ended December 31, 2022.

Transactions with Matrix IT Ltd.

We have engaged for several years and continue to engage from time to time and in the ordinary course of business in transactions with Matrix IT Ltd. and its subsidiaries, or Matrix, for the receipt of various IT services, including purchase of computer hardware equipment, IT manpower services, software purchase and maintenance services from Matrix and/or parties who work with Matrix as their vendor. We additionally engage, from time to time and on an ad-hoc basis, in specific engagements with Matrix for the receipt of IT related services for one-off, special projects. One of our directors, Ms. Liat Tennenholtz, who was appointed in May 2021 is a senior officer in Matrix, making such transactions from the date of her appointment related party transactions under the Companies Law. All such transactions are not considered by us to be material and are approved in accordance with the Companies Law and our internal procedures. In the aggregate, the above-mentioned services received constitute less than 0.5% of our revenues and our operating expenses, during the year ended December 31, 2022.

Other immaterial transactions in the ordinary course of business

We engage, from time to time, in the ordinary course of business, in various transactions with related parties (including Kenon), such as engagements with IT service providers, various suppliers, sale of products and services, etc. These transactions are not considered by us to be material, and they are viewed by us as within the ordinary course of business and are made on market terms. These transactions are approved in accordance with the Companies Law and our internal procedures.

Relationship with Kenon Holdings Ltd.

Kenon beneficially owns approximately 20.7% of our outstanding ordinary shares and voting power. Prior to March 2022, Kenon’s ownership of our shares exceeded 24% of our share and voting capital, and as such, was subject to the terms and conditions of the Special State Share, which limited Kenon’s ability to transfer its equity interest in us to third parties. The holder of our Special State Share granted a permit, or the Permit, to Kenon and Mr. Idan Ofer, individually and collectively referred to in this paragraph as a “Permitted Holder” of our ordinary shares. Pursuant to the terms of the Permit, the Permitted Holders may hold 24% or more of the means of control of us (but no more than 35% of the means of control of us), and only to the extent that this does not grant the Permitted Holders control in us. The Permit further stipulates that it does not limit the Permitted Holder from distributing or transferring our shares. However, the terms of the Permit provide that the transfer of the means of control of us is limited in instances where the recipient is required to obtain the consent of the holder of our Special State Share, or is required to notify the holder of our Special State Share of its holding of our ordinary shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the Permit provide that, if Idan Ofer’s holding interest in Kenon, directly or indirectly, falls below 36% or if Idan Ofer ceases to be the sole controlling shareholder of Kenon, then the shares held by Kenon will not grant Kenon any right in respect of its ordinary shares that would otherwise be granted to an ordinary shareholder holding more than 24% of our ordinary shares (even if Kenon holds a greater percentage of our ordinary shares), until or unless the State of Israel provides its consent, or does not object to, such decrease in holding interest or control in Kenon. “Control”, for the purposes of the Permit, shall bear the meaning ascribed to it in the Permit with respect to certain provisions. Additionally, the State of Israel is entitled to revoke Kenon’s permit if there was a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or us. According to the Permit, the obligations of the Permitted Holder under the Permit apply only for as long as the Permitted Holder holds more than 24% of our shares. Currently Permit Holder holds less than 24%.

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

Registration rights

Substantially all of our pre-IPO shareholders are party to a Registration Rights Agreement. Pursuant to this agreement, the shareholders party thereto are entitled, until the tenth anniversary of the date of our initial public offering, to request that we register their ordinary shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. Certain of our shareholders have exercised their Registration Rights in a secondary offering of our ordinary shares which closed in June 2021. In addition, these holders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions.

Rights of appointment

Our current Board of Directors consists of nine directors. Currently-serving directors will continue to serve pursuant to their appointment until the next annual meeting of shareholders, unless their office is earlier vacated upon removal by a majority vote of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association. We are not a party to, and are not aware of, any voting agreements among our shareholders.

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

Current Chairman’s compensation. The compensation paid to Mr. Yair Seroussi for his service as the chairman of our Board of Directors consists of a monthly fee of NIS 163,400 plus VAT (approximately $50,000) which includes the grossed up amount of the value of the car used by Mr. Seroussi, as well as reimbursement for all reasonable office expenses, as customary in the Company. The term of our chairman services agreement with Mr. Seroussi is for a period of three years, subject to his re-election by the general meeting of shareholders as required by applicable law and our articles, or until terminated earlier in accordance with the provisions of the chairman services agreement. Mr. Seroussi is further entitled to a notice period of 90 days. The above compensation was recommended by our compensation committee and approved by our audit committee, Board of Directors and shareholders. In addition, on February 22, 2022 and March 9, 2022, our compensation committee and board of directors respectively approved, and on May 2, 2022, our shareholders’ meeting approved, the amendment of our compensation policy and the grant of 26,918 options to Mr. Seroussi, exercisable for 26,918 of our ordinary shares (subject to adjustments) under our Incentive Plan,  with a total fair market value (using a Black-Scholes valuation) equivalent to $800,000, which shall vest in four equal annual instalments of 25%, and be exercisable for a term of five years. The options shall also be subject to automatic acceleration under certain Corporate Events, as such term is defined in the Incentive Plan, and all remaining terms of the Options are in accordance with the Incentive Plan, which includes conditions with respect to, among other things, adjustments, assumption and termination of engagement.

Directors’ compensation. Our directors (other than our Chairman) receive an annual fee in the amount of $100,000 as well as payment per participation in meetings of the Board of Directors and its committees in the amount of $2,000 per meeting. Such amount is subject to VAT payment to the extent applicable. The participation fee for meetings held without actual convening of the directors is reduced by 50% and for meetings held via media communications by 40%. The directors are also entitled to reimbursement for reasonable expenses incurred as part their service as our directors, including, among other things, travel expenses, allowance for daily living expenses, and air travel business expenses. In addition, on February 22, 2022 and March 9, 2022, our compensation committee and board of directors approved, and on May 2, 2022 our shareholders’ meeting approved, the amendment of our compensation policy and the grant of 13,459 options to each member of our board (other than our Chairman) exercisable for 13,459 our ordinary shares (subject to adjustments) under our Incentive Plan, with a fair market value (using a Black-Scholes valuation) equivalent to $3.2 million in the aggregate, which shall vest in four equal annual instalments of 25%, and be exercisable for a term of five years. The options shall also be subject to automatic acceleration under certain Corporate Events, as such term is defined in the Incentive Plan, and all remaining terms of the Options are in accordance with the Incentive Plan, which includes conditions with respect to, among other things, adjustments, assumption and termination of engagement.

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

Dividends and dividend policy

Our Board of Directors has adopted a dividend policy, which was recently amended in August 2022, to distribute a dividend to our shareholders on a quarterly basis at a rate of approximately 30% of the net quarterly income of each of the first three fiscal quarters of the year, while the cumulative annual dividend amount to be distributed by the Company (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income, and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Any dividends must be declared by our Board of Directors, which will take into account various factors including, inter alia, our profits, our investment plan, our financial position, the progress relating to our strategy plan, the conditions prevailing in the market and additional factors it deems appropriate. While we initially intend to distribute 30- 50% of our annual net income, the actual payout ratio could be anywhere from 0% to 50% of our net income, and may fluctuate depending on our cash flow needs and such other factors. There can be no assurance that dividends will be declared in accordance with our Board’s policy or at all, and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay dividends on an ad hoc basis or to take other actions, which could include share buybacks, instead of or in addition to the declaration of dividends. For example, our Board may determine that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends. Accordingly, we expect that the amount of any cash dividends we distribute will vary between distributions, and you should not expect that any particular amount will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount. We have not adopted a separate written dividend policy to reflect our Board’s policy.

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

B.          Significant changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2022.

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

Taxation of our shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Capital gain tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) are a right in a foreign resident corporation, which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel), unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus, which is computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel under certain conditions. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2023).

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the sale, exchange or disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from such sale, exchange or disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12‑month period preceding the disposition, subject to certain conditions; (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gain arising from such sale, exchange or disposition is attributed to royalties. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer should be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States- Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Excess Tax. Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% as of 2019 on annual income exceeding a certain threshold (NIS 698,280 for 2023, linked to the annual change in the Israeli Consumer Price Index), including, but not limited to income derived from, dividends, interest and capital gains.

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

•	our ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of our voting stock or of the total value of our stock;

•	persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

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

U.S. Holders

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and Israel, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a person that is eligible for the benefits of the Treaty and is, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and is:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Israeli taxes imposed on them. This discussion does not apply to investors in this special situation. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

This discussion assumes that we are not, and will not become a passive foreign investment company (a “PFIC”) as described below.

Taxation of Distributions

Distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. Dividends will constitute qualified dividend income if the ordinary shares with respect to which such dividends are paid are readily tradable on an established securities market in the U.S., and we are not a PFIC in the year in which the dividend is paid (or the prior taxable year). We do not believe we were or will become a PFIC and our ordinary shares are traded on the NYSE, and therefore, dividends paid to non-corporate U.S. Holders of our ordinary shares should be eligible for taxation as qualified dividend income.

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

Sale or Other Disposition of our Ordinary Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s amount realized on the disposition and the tax basis in the ordinary shares disposed of, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022 and we do not expect to become one in the foreseeable future. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.- related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W‑8.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During fiscal year 2022, most of our revenues and most of our operating expenses were denominated in U.S. dollar or linked to the U.S. dollar. See also Note 29 to our audited consolidated financial statements included elsewhere in this Annual Report, in respect of currency risk.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On February 1, 2021, we completed our initial public offering of our ordinary shares pursuant to a registration statement on Form F‑1 (File No. 333‑251822) that was declared effective on January 27, 2021. Under the registration statement, we sold an aggregate of 15,000,000 ordinary shares. All of these ordinary shares were sold at a price to the public of US$15.00 per share, yielding gross proceeds of $225 million or net proceeds of $204 million after deducting underwriting discounts and commissions and other offering expenses. Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Barclays Capital Inc., Jefferies LLC and Clarksons Platou Securities, Inc. were joint bookrunners for the initial public offering.

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

ITEM 15. CONTROLS AND PROCEDURES

A.          Disclosure Controls and Procedures

As of December 31, 2022, ZIM Integrated Shipping Services Ltd., including the Company’s Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of ZIM’s disclosure controls and procedures. ZIM’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to ZIM’s management to allow timely decisions regarding required disclosures.

Based on this evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2022, ZIM’s disclosure controls and procedures are effective for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Exchange Act within the time periods specified in the SEC’s rules and forms.

B.          Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2022.

C.          Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Somekh Chaikin (a member firm of KPMG International), has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2022. The report of Somekh Chaikin is included with our consolidated financial statements included elsewhere in this annual report.

D.          Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial expert

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two, and that each of Yair Seroussi, Nir Epstein, Dr. Karsten Karl-Georg Liebing, William (Bill) Shaul and Liat Tennenholtz satisfy this requirement, and are independent. For more information see “Item 6.C.-Board Practices-Board of Directors.”

ITEM 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, executive officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a code of ethics as defined in Item 16B of Form 20‑F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics can be found on our website at www.zim.com. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20‑F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item16B(b) of Form 20‑F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item number 16B.

ITEM 16C. Principal Accountant Fees and Services

Somekh Chaikin, a member firm of KPMG International, located in Haifa, Israel, PCAOB ID 1057, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2022 and 2021.

Amounts billed by KPMG International member firms for audit and other services were as follows:

	2022	2021
	(in thousands of US$)
Audit fees (1)	2,138	2,644
Audit-related fees (2)	135	151
Tax fees (3)	308	307
All other fees	256	123
Total	2,837	3,225

(1)
Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are normally provided by an auditor for statutory or regulatory filings, such as consents and review of documents filed with the SEC.

(2)
Audit-related fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2022 and 2021, that are traditionally performed by an auditor and are reasonably related to the performance of the audit and are not reported under audit fees.

(3)	Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2022 and 2021, for tax compliance, tax advice, and tax planning.

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

ITEM 16H. Mine safety disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F‑1 to F-77 to this annual report.

ITEM 19. Exhibits

Exhibit No.		Description
1.1	*	Amended and Restated Articles of Association of the Registrant.
2.1	*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1		Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F‑1 (File No. 333‑251822) filed with the SEC on December 30, 2020.
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

4.10		2020 Share Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Proxy Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
4.11		Compensation Policy (incorporated by reference to Exhibit A to the Company’s Proxy Statement on Current Report on Form 6-K filed with the SEC on March 16, 2022.
8.1	*	List of Subsidiaries and entities in which the Company has ownership rights.
12.1	*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2	**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Somekh Chaikin, a member firm of KPMG International
15.2	*	Consent of FORVIS LLP (Formerly, Dixon Hughes Goodman LLP)
101
The following materials from our Annual Report on Form 20‑F for the year ended December 31, 2022 formatted in iXBRL (Inline Extensible Business Reporting Language) are furnished herewith: (i) the Reports of Independent Registered Public Accounting Firms, (ii) the consolidated statements of financial position, (iii) the consolidated income statements, (iv) the consolidated statements of comprehensive loss, (v) the consolidated statements of changes in equity, (vi) the consolidated statements of cash flows, and (vii) the notes to consolidated financial statements, tagged as blocks of text and in detail.

104
The cover page from ZIM Integrated Shipping Services Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022 formatted in iXBRL (Inline eXtensible Business Reporting Language) and contained in Exhibit 101

*	Filed herewith
**	Furnished

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Eli Glickman
	Name:	Eli Glickman
	Title:	President and Chief Executive Officer

Date: March 13, 2023

ZIM INTEGRATED
SHIPPING SERVICES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022

Report of Independent Registered Public Accounting Firm
to the Shareholders and Board of Directors
ZIM Integrated Shipping Services Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of ZIM Integrated Shipping Services Ltd. and subsidiaries (hereinafter: "the Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, "the consolidated financial statements"). In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

We did not audit the consolidated financial statements of ZIM American Integrated Shipping Services Company, LLC, a wholly-owned subsidiary, which statements reflect total assets constituting 4 percent and 5 percent as of December 31, 2022 and 2021, respectively, of the consolidated total assets. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ZIM American Integrated Shipping Services Company, LLC and subsidiaries is based solely on the report of the other auditors.

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

Impairment assessment of non-financial assets

As discussed in Notes 4 and 6 to the consolidated financial statements, the carrying amount of the Group’s non-financial assets, are reviewed at each reporting date to determine whether there is an indication for impairment.  At December 31, 2022, the Company’s non-financial assets included vessels and containers and handling equipment amounting to USD 4,409.9 million and USD 1,242.8 million respectively. The Company estimates the recoverable amount of its cash generating unit (CGU) on the basis of value-in-use, using the discounted cashflow method. An impairment loss is recognized if the CGU carrying value exceeds its estimated recoverable amount. The key assumptions used by management to estimate the discounted cashflows include discount rate, projected freight rates and carried volume. As of December 31, 2022, the Company estimated the recoverable amount exceeded the carrying amount of the CGU, and no impairment was recorded.

We identified the evaluation of the impairment assessment of non-financial assets as a critical audit matter. Specifically, a high degree of auditor judgement was required to evaluate the discount rate, projected freight rates and carried volume used to determine the recoverable amount of the Company’s CGU. Additionally, the audit effort associated with evaluating the discount rate required involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls relating to the impairment assessment of non-financial assets, including the controls related to evaluating the discount rate, projected freight rates, and carried volume assumptions used in the discounted cashflows. We assessed reasonableness of management’s assumptions used in their impairment assessment by comparing:

•       the freight rates to analysts projected rates and trends from external sources; and

•       the carried volumes to the Company’s business plans presented to the board of directors and available industry trends.

We involved valuation professional with specialized skills and knowledge to assist us in evaluating the discount rate by evaluating the results against independently developed range of discount rates using inputs from publicly available information.

/s/ Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2004.

Haifa, Israel
March 13, 2023

Report of Independent Registered Public Accounting Firm
to the Shareholders and Board of Directors
ZIM Integrated Shipping Services Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited ZIM Integrated Shipping Services Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes  (collectively, the consolidated financial statements), and our report dated March 13, 2023 expressed an unqualified opinion on those consolidated financial statements.

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
March 13, 2023

Report of Independent Registered Public Accounting Firm

Sole Member of ZIM American Integrated Shipping Services Company, LLC

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of ZIM American Integrated Shipping Services Company, LLC and subsidiaries (collectively, Company) as of December 31, 2022, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021 and 2020, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
Critical audit matters are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ FORVIS LLP (Formerly, Dixon Hughes Goodman LLP)

We have served as the Company’s auditor since 2005.

Norfolk, Virginia
February 14, 2023

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			December 31
			2022	2021
	Note		US $ in millions
Assets
Vessels	5		4,409.9	2,957.8
Containers and handling equipment	5		1,242.8	1,365.8
Other tangible assets	5		98.5	68.9
Intangible assets	6		92.9	73.8
Investments in associates			22.0	12.2
Other investments	9		1,373.2	169.2
Other receivables	8		112.1	107.2
Deferred tax assets	24(c	)	2.3	2.1
Total non-current assets			7,353.7	4,757.0

Inventories			190.7	119.0
Trade and other receivables	8		825.7	1,278.0
Other investments	9		2,233.1	2,144.5
Cash and cash equivalents	10		1,022.1	1,543.3
Total current assets			4,271.6	5,084.8
Total assets			11,625.3	9,841.8

Equity
Share capital and reserves	11		1,987.7	2,011.4
Retained earnings			3,901.9	2,580.6
Equity attributable to owners of the Company			5,889.6	4,592.0
Non-controlling interests			6.3	7.5
Total equity			5,895.9	4,599.5

Liabilities
Lease liabilities	7		2,778.7	2,178.7
Loans and other liabilities	12		91.9	120.8
Employee benefits	13		45.2	65.6
Deferred tax liabilities	24(c	)	151.4	120.6
Total non-current liabilities			3,067.2	2,485.7

Trade and other payables	14		896.2	1,086.3
Provisions	15		50.2	28.3
Contract liabilities			238.9	618.3
Lease liabilities	7		1,380.8	893.0
Loans and other liabilities	12		96.1	130.7
Total current liabilities			2,662.2	2,756.6
Total liabilities			5,729.4	5,242.3

Total equity and liabilities			11,625.3	9,841.8

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board	President & Chief	Chief Financial Officer
of Directors	Executive Officer

Date of approval of the Financial Statements: March 13, 2023

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED INCOME STATEMENTS

			Year ended December 31
			2022	2021	2020
	Note		US $ in millions

Income from voyages and related services	16		12,561.6	10,728.7	3,991.7
Cost of voyages and related services
Operating expenses and cost of services	17		(4,764.5)	(3,905.9)	(2,835.1)
Depreciation	22		(1,370.3)	(756.3)	(291.6)
Gross profit			6,426.8	6,066.5	865.0

Other operating income	18		48.9	14.5	12.6
Other operating expenses	19		(0.9)	(1.0)	4.3
General and administrative expenses	20		(338.3)	(267.7)	(163.2)
Share of profits (loss) of associates			(0.7)	4.0	3.3

Results from operating activities			6,135.8	5,816.3	722.0

Finance income	23(a	)	130.9	18.8	8.1
Finance expenses	23(b	)	(239.4)	(175.6)	(189.3)

Net finance expenses			(108.5)	(156.8)	(181.2)

Profit before income taxes			6,027.3	5,659.5	540.8

Income taxes	24		(1,398.3)	(1,010.4)	(16.6)

Profit for the year			4,629.0	4,649.1	524.2

Attributable to:

Owners of the Company			4,619.4	4,640.3	518.0
Non-controlling interests			9.6	8.8	6.2
Profit for the year			4,629.0	4,649.1	524.2

Earnings per share (US$)
Basic earnings per 1 ordinary share	11(d	)	38.49	40.31	5.18
Diluted earnings per 1 ordinary share	11(d	)	38.35	39.02	4.96

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31
	2022	2021	2020
	US $ in millions

Profit for the year	4,629.0	4,649.1	524.2

Other components of comprehensive income

Items of other comprehensive income that were
or will be reclassified to profit and loss

Foreign currency translation differences
for foreign operations	(18.0)	(7.8)	3.9

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, net of tax	(34.6)	(0.7)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, reclassified to profit and loss	2.6

Items of other comprehensive income that would
never be reclassified to profit and loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	(1.9)	(0.2)	0.6

Defined benefit pension plans actuarial gains, net of tax	8.5	1.1	0.2

Other comprehensive income for the year, net of tax	(43.4)	(7.6)	4.7

Total comprehensive income for the year	4,585.6	4,641.5	528.9

Attributable to:

Owners of the Company	4,578.2	4,636.8	523.8
Non-controlling interests	7.4	4.7	5.1

Total comprehensive income for the year	4,585.6	4,641.5	528.9

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General Reserves (**)	Translation reserve	Retained earnings (deficit)	Total	Non-controlling interests	Total Equity

	US $ in millions
Balance at December 31, 2021	923.2	1,107.9	(19.7)	2,580.6	4,592.0	7.5	4,599.5
Initial application of amendment to IAS 37 (*)				(3.3)	(3.3)		(3.3)
Balance at January 1, 2022	923.2	1,107.9	(19.7)	2,577.3	4,588.7	7.5	4,596.2
Profit for the year				4,619.4	4,619.4	9.6	4,629.0
Other comprehensive income for the year, net of tax		(33.9)	(15.8)	8.5	(41.2)	(2.2)	(43.4)
Exercise of options	2.7	(2.7)
Share-based compensation		25.8			25.8		25.8
Dividend to owners of the Company				(3,303.3)	(3,303.3)		(3,303.3)
Acquisition of subsidiary with non-controlling interest		0.2			0.2	(0.2)
Dividend to non-controlling interests in subsidiaries						(8.4)	(8.4)
Balance at December 31, 2022	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9

Balance at January 1, 2021	700.3	1,106.5	(16.0)	(1,523.5)	267.3	7.2	274.5
Profit for the year				4,640.3	4,640.3	8.8	4,649.1
Other comprehensive income for the year, net of tax			(3.7)	0.2	(3.5)	(4.1)	(7.6)
Issuance of share capital, net of issuance costs	203.5				203.5		203.5
Share-based compensation		20.8			20.8		20.8
Exercise of options	19.4	(19.4)
Dividend to owners of the Company				(536.4)	(536.4)		(536.4)
Acquisition of subsidiary with non-controlling interest						0.3	0.3
Dividend to non-controlling interests in subsidiaries						(4.7)	(4.7)
Balance at December 31, 2021	923.2	1,107.9	(19.7)	2,580.6	4,592.0	7.5	4,599.5

Balance at January 1, 2020	700.3	1,105.4	(21.1)	(2,042.2)	(257.6)	5.4	(252.2)
Profit for the year				518.0	518.0	6.2	524.2
Other comprehensive income for the year, net of tax			5.1	0.7	5.8	(1.1)	4.7
Transaction with an interested party, net of tax		0.6			0.6		0.6
Share-based compensation		0.5			0.5		0.5
Dividend to non-controlling interests in subsidiaries						(3.3)	(3.3)
Balance at December 31, 2020	700.3	1,106.5	(16.0)	(1,523.5)	267.3	7.2	274.5

(*) See Note 2(f).
(**) Include reserves related to transactions with an interested party, share-based compensation and changes in fair value of investment instruments.

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31
		2022	2021	2020
	Note	US $ in millions

Cash flows from operating activities
Profit for the year		4,629.0	4,649.1	524.2

Adjustments for:
Depreciation and amortization	22	1,396.3	779.2	314.1
Impairment loss (recovery) in respect of tangible assets	19			(4.3)
Net finance expenses	23	108.5	156.8	181.2
Share of profits and change in fair value of investees		(2.1)	(4.7)	(4.1)
Capital gains, net	18	(42.7)	(8.7)	(8.8)
Income taxes	24	1,398.3	1,010.4	16.6
Other non-cash items		39.7	20.8

		7,527.0	6,602.9	1,018.9

Change in inventories		(71.7)	(66.8)	8.1
Change in trade and other receivables		496.6	(766.5)	(204.5)
Change in trade and other payables including contract liabilities		(325.7)	555.9	68.8
Change in provisions and employee benefits		15.9	6.6	(2.2)

		115.1	(270.8)	(129.8)

Dividends received		0.9	4.4	4.4
Interest received		53.2	3.5	2.3
Income taxes paid		(1,586.1)	(369.1)	(15.0)

Net cash generated from operating activities		6,110.1	5,970.9	880.8

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and interest in investees		48.1	10.9	6.7
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees		(345.5)	(1,005.0)	(42.7)
Acquisition of investment instruments, net		(1,433.1)	(182.5)
Change in other receivables		(20.2)	(101.8)
Change in other investments (mainly deposits), net		105.7	(2,064.7)	0.8
Net cash used in investing activities		(1,645.0)	(3,343.1)	(35.2)

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended December 31
			2022	2021	2020
	Note		US $ in millions

Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities			59.2	50.0
Issuance of share capital, net of issuance costs	11(a	)		205.4
Sale and lease back transactions					9.1
Repayment of lease liabilities and borrowings	12(d	)	(1,449.4)	(1,191.3)	(336.3)
Change in short-term loans			(53.5)	(16.0)	6.1
Dividend paid to non-controlling interests			(8.4)	(4.7)	(3.3)
Dividend paid to owners of the company			(3,303.3)	(536.4)
Interest paid			(221.0)	(160.0)	(136.0)
Net cash used in financing activities			(4,976.4)	(1,653.0)	(460.4)

Net change in cash and cash equivalents			(511.3)	974.8	385.2
Cash and cash equivalents at beginning of the year			1,543.3	570.4	182.8
Effect of exchange rate fluctuation on cash held			(9.9)	(1.9)	2.4
Cash and cash equivalents at the end of the year	10		1,022.1	1,543.3	570.4

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 Reporting entity
(a) ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "ZIM") and its subsidiaries (hereinafter - the "Group" or "the Companies") and the Group’s interests in associates, operate in the field of container shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

(b) Financial position

(1) The container shipping industry continues to be characterized by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including the implications of the ongoing military conflict between Russia and Ukraine, the rise of inflation in certain countries, or the continuing trade restrictions between the US and China). In addition, regulators in certain jurisdictions have become more active in their regulatory oversight over our industry, through change in regulations and interpretation of related rules.

In June 2022, the US administration published the ‘Ocean Shipping Reform Act of 2022’, promoting an increased regulatory supervision over maritime shipping carriers and others in the shipping industry, mainly in respect of demurrage and detention charges.

Following the peak levels reached during 2021 and the first quarter of 2022, freight rates have decreased in most trades throughout the remainder of the year, although remained at levels which continued to enable the Company to further strengthen its capital structure over the period.

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by participating in partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies.

(2) Further to the Company’s operational cooperation with the “2M” alliance initiated in 2018, the Company announced in February 2022, that the 2M alliance partners (Maersk and MSC, two leading shipping liner companies) and the Company formally agreed to extend their existing operational collaboration agreement, based on a full slot exchange and vessel sharing agreement, on the Asia – US East Coast and Asia – US Gulf Coast trades. The parties also agreed to terminate their collaboration in the Asia to Mediterranean and Pacific North – West trades, in which ZIM launched a new independent service to address its customers' needs. The amended agreement with the 2M alliance partners became effective on April 2, 2022, while both parties may terminate the agreement by providing a six-month prior written notice following the initial 12-month period from the effective date of the amended agreement. In January 2023 the members of the 2M Alliance announced the termination of the 2M Alliance in 2025.

(3) In August 2022, the Company announced a long-term agreement with Shell NA LNG, LLC for the purpose of supply marine liquefied natural gas (LNG). The agreement, committing the parties for a period of ten years, will secure the supply of LNG for ten 15,000 TEU LNG-fueled vessels that are expected to enter into service during 2023-2024 and be deployed on the Asia - US East Coast trade (in respect of the Company’s commitments, see also Note 26).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1             Reporting entity (cont'd)

(b) Financial position (cont’d)

(4) In November 2022, the Company early repaid in full its Tranche-E loan for a total consideration of US$ 66 million (see also Notes 12 and 23(b)).

(5) Charter agreements:

In January 2022, the Company entered into an agreement with a related-party shipping company for an eight-year charter of three 7,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, for a total consideration of approximately US$ 400 million. The vessels are scheduled to be delivered during the first and second quarters of 2024.

In February 2022, the Company entered into an agreement with Navios Maritime Partners L.P. for chartering a total of thirteen container vessels for a term of approximately five years, in a total consideration of approximately US$ 870 million. The agreement comprises five secondhand vessels at the size range of 3,500-4,360 TEU, all of which were delivered during 2022, deployed in trades between Asia and Africa, and eight 5,300 TEU newbuild vessels, scheduled to be delivered between the third quarter of 2023 and the fourth quarter of 2024.

In March 2022, the Company entered into an agreement with MPC Container Ships ASA and MPC Capital AG, for chartering of six 5,500 TEU newbuild vessels for a period of seven years, in a total consideration of approximately US$ 600 million. The vessels are scheduled to be delivered between May 2023 and February 2024.

As part of its ongoing operational needs, the Company continued to charter vessels for additional periods through new and extended chartering arrangements (see also Notes 7 and 26).

(6) Fleet acquisitions:

Further to the purchase agreements of eight second-hand vessels the Company entered into during the second half of 2021, all related vessels were delivered to the Company, including five of such vessels delivered during 2022.

(7) Dividends:

In April, June, September and December 2022, further to the approval of the Company’s Board of Directors, the Company distributed dividends in amounts of US$ 2,037 million, US$ 342 million, US$ 570 million and US$ 354 million, reflecting US$ 17.00, US$ 2.85, US$ 4.75 and US$ 2.95 per ordinary share, respectively.

In March 2023, in accordance with the Company’s dividend policy, the Company’s Board of Directors approved a dividend distribution of approximately US$ 6.40 per ordinary share (or approximately US$ 769 million, considering the number of ordinary shares outstanding as of December 31, 2022). The dividend is scheduled to be paid on April 3, 2023, to all holders of ordinary shares on record as of March 24, 2023.

Since the foregoing declared dividend amount per share constitutes more than 25% of the Company’s ordinary share market price on the declaration date (March 13, 2023), according to the NYSE rules, the ex-dividend date with respect to this dividend distribution will be April 4, 2023.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Basis of Preparation

(a)
Statement of compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by IASB.
The Board of Directors approved the Financial Statements for issue on March 13, 2023.

(b)	Basis of measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following assets and liabilities, that are measured as disclosed in Note 3 below:

-	Financial instruments measured at fair value through profit or loss

-	Financial instruments measured at fair value through other comprehensive income

-	Deferred tax assets and liabilities

-	Provisions

-	Assets and liabilities in respect of employee benefits

-	Investments in associates

(c)	Use of estimates and judgements

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised.

Information about accounting estimates and judgments made by management in the application of IFRSs that have significant effect on the Financial Statements and/or with a significant risk of material adjustment in future periods, are discussed in Note 4(i).

In respect of useful life estimates for certain assets reassessed during the period, see Note 3(d).

In respect of estimates related to determination of fair value, see to Note 4(ii).

(d)	Functional and presentation currency

These Consolidated Financial Statements are presented in United States dollars, which is the Company's functional currency. All amounts are presented in US$ millions unless indicated otherwise.

(e)	Operating cycle

The normal operating cycle of the Company is not longer than one year.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 Basis of Preparation (cont’d)

(f)	Changes in accounting guidance

Amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets:

As from January 1, 2022, the Company applies the amendment to IAS 37 in respect of onerous contracts, according to which, when assessing whether a contract is onerous, the costs of fulfilling a contract that should be taken into consideration are costs that relate directly to the contract, comprised of: (i) incremental costs, and (ii) an allocation of other costs that relate directly to fulfilling the contract. The amendment is effective retrospectively in respect of contracts where, at the date of initial application, the entity has not yet fulfilled all its obligations. The Group did not restate comparative data but adjusted the opening balance of its retained earnings in accordance with the amendment by the amount of its cumulative effect (US$ 3 million).

Amendment to IAS 1, Presentation of Financial Statements:

According to the amendment, companies must provide disclosure of their material accounting policies rather than their significant accounting policies. An accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions made by the users of the financial statements. The amendment also clarifies that immaterial accounting policy information need not be disclosed. The amendment is applicable for reporting periods beginning on or after January 1, 2023, while earlier application is permitted. The Group is examining the effects of the amendment on the disclosures in its financial statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Group entities, unless indicated otherwise.

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

The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree.  In a step acquisition, the difference between the acquisition date fair value of the Group’s pre-existing equity rights in the acquiree and the related carrying amount at that date is recognized in profit or loss under other income or expenses.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

(ii) Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies applied by the Group.

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

Allocation of profit or loss and other comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests, even when this results with a negative balance of the non-controlling interests.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 Significant accounting policies (cont’d)

(a)	Basis of consolidation (cont’d)
(iv)   Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. If the Group retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost. The difference between; (i) the sum of the proceeds and fair value of the retained interest, and (ii) the derecognized balances, is recognized in profit or loss under other income or other expenses. Subsequently the retained interest is accounted for as an equity-accounted investee or as a financial asset in accordance with the provisions of IAS 28 and IFRS 9, depending on the level of influence retained by the Group in the former subsidiary.

The amounts recognized in capital reserves through other comprehensive income with respect to the former subsidiary are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the subsidiary had itself realized the same assets or liabilities.

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

When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Company’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the aforesaid interests were reduced to zero. The recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.?

(vi) Change in interest held in associated companies while retaining significant influence

When the Group increases its interest in an associated company accounted for by the equity method while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains the same. When there is a decrease in the interest in an associated company accounted for by the equity method while retaining significant influence, the Group derecognizes a proportionate part of its investment and recognizes in profit or loss a gain or loss from such decrease in interest.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 Significant accounting policies (cont’d)

(a)	Basis of consolidation (cont’d)
(vii) Loss of significant influence

The application of the equity method is discontinued from the date the group loses significant influence in an associate and the retained investment is accounted as a financial asset or a subsidiary, as relevant. On the date of losing significant influence, any retained interest it has in the former associate is measured at fair value. Any difference between the sum of the fair value of the retained interest and any proceeds received from the partial disposal of the investment in the associate, and the carrying amount of the investment on that date, are recognized in profit or loss. Amounts recognized in equity through other comprehensive income with respect to such associates are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself disposed the related assets or liabilities.

(viii) Transactions eliminated in consolidation

Intra-group balances and transactions and any unrealized income and expenses arising from intra-group transactions are eliminated. Unrealized gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currency of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising from retranslation of those assets and liabilities are recognized in profit or loss.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of their recognition.

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

(iii)Non-derivative financial assets

Initial recognition of financial assets

The Group initially recognizes receivables, deposits and loans on the date that they are originated. All other financial assets acquired in a regular way purchase, are recognized initially on the trade date which is the date that the Group becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset, unless subsequently measured at fair value. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification of financial assets into categories and the accounting treatment of each category

The Group’s non-derivative financial instruments include investments in debt and equity securities, trade and other receivables and cash and cash equivalents, classified at initial recognition to one of the following measurement categories: (i) amortized cost,; (ii) fair value through other comprehensive income – investments in debt instruments,; (iii) fair value through other comprehensive income – investments in equity instruments,; or (iv) fair value through profit or loss.

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

Impairment of financial assets

Provisions for expected credit losses of financial assets measured at amortized cost are recognized in profit or loss and deducted from the gross carrying amount of the financial assets. Provisions for expected credit losses of financial assets measured at fair value through other comprehensive income, reflecting an increase in credit risk since the initial recognition of such assets, are recognized in profit or loss and deducted from other comprehensive income. Impairment losses related to financial assets, including trade and other receivables, are presented under financing expenses.

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

Subsequent measurement and gains and losses

Financial assets at fair value through profit or loss - These assets are subsequently measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in profit or loss.

Investments in equity instruments at fair value through other comprehensive income - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss, unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and are never reclassified to profit or loss.?

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
(iv) Non-derivative financial liabilities

The Group’s non-derivative financial liabilities include lease liabilities, loans and borrowings from banks and others, and trade and other payables. Financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. With respect to a lease liability, the Company also remeasures its carrying amount to reflect reassessments and/or modifications of the lease (see also Note 3(d)(ii)).

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

(v)    Derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives, including embedded derivatives presented separately, are measured at fair value and changes therein are recognized in profit or loss.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 Significant accounting policies (cont’d)

(c)	Financial instruments (cont’d)

(vi) Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IFRS 9 and the liability initially recognized after being amortized in accordance with IFRS 15. Any resulting adjustment of the liability is recognized in profit or loss.

(vii) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.
(d)	Vessels, containers, handling equipment and other tangible assets
(i)  Owned assets

Vessels, containers, handling equipment and other tangible assets are stated at cost less accumulated depreciation (see below) and accumulated impairment losses (see Note 3(f)). The cost of inspecting a vessel (dry-docking), that needs to be performed after a number of years of operation (usually once every five years), is separated from the cost of the vessel and depreciated according to the period until the following inspection. The Company’s management believes that there is no other material separate component whose contractual period of use is different from the contractual period of use of the whole vessel.

Gains and losses on disposal of vessels, containers, handling equipment and other tangible assets are determined by the difference between the net consideration from disposal and the carrying amount of these items and are recognized, on a net basis, within 'other operating income / expenses' in profit or loss.

Subsequent costs

The Group recognises within the carrying amount of an asset (vessel, container, handling equipment or other tangible asset), the cost of replacing part of such an asset, when that cost is incurred, if it is probable that the future economic benefits embodied with such part will flow to the Group and the cost of the part can be measured reliably (while the carrying amount of the replaced part is derecognized). Material improvements that increase the economic benefits expected from the assets are capitalised as part of their cost. All other costs are recognized in the income statement as an expense as incurred.

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

Depreciation is recognized in profit and loss on a straight-line basis over the estimated useful life of each part of the asset (vessel, container, handling equipment or other tangible asset). Freehold land is not depreciated.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 Significant accounting policies (cont’d)

(d)	Vessels, containers, handling equipment and other tangible assets (cont’d)

The estimated useful lives of vessels, containers, handling equipment and other tangible assets are as follows (taking into account a residual value of mainly 10%-20% of the cost of the assets, where applicable):

?

?	years
1. Vessels	?	Mainly 25 (*)	?
2. Containers	?	Mainly 13-15 (*)	?
3. Chassis	?	30	?
4. Other equipment	?	13	?
5. Dry docking for owned vessels	?	Up to 5	?

(*) As part of its periodical review of estimates, the Company reassessed and revised its estimates in respect of dry containers, by extending their average useful life from 13 to 15 years and increasing their residual value from 10% to 20% of historical cost. In addition, considering expectations in respect of future environmental regulations, the Company reassessed and revised its estimates in respect of the useful life of certain older vessels, from 25 years to 22 years. The above revised estimates resulted with a net reduction of US$ 7 million in depreciation expenses for the second half of 2022.

The estimated useful lives of other tangible assets for the current and comparative periods are as follows:

	?		years
1.	Buildings	?	25	?	?
2.	Computer systems and communication equipment	?	4-7	(Mainly 5 years)	?
3.	Other	?	5 - 15	?	?

?

Depreciation methods, useful life and residual values are reviewed at each reporting date.

(ii) Leased (Right-of-use) assets

A lease, in accordance with IFRS 16, defined as an arrangement that conveys the right to control the use of an identified asset for a period of time in exchange for consideration, is initially recognized on the date in which the lessor makes the underlying asset available for use by the lessee.

Upon initial recognition, the Company recognizes a lease liability at the present value of the future lease payments during the lease term and concurrently recognizes a right-of-use asset at the same amount of the liability, adjusted for any prepaid and/or initial direct costs incurred in respect of the lease. The present value is calculated using the implicit interest rate of the lease, or the Company’s incremental borrowing rate applicable for such lease, when the implicit rate is not readily determinable. The lease term is the non-cancellable period of the lease, considering extension and/or termination options which are reasonably certain to apply (see also Note 4(i)(a)).

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

Lease modifications

When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in such circumstances, the Group accounts for the modification as a separate lease. When the Group doesn’t account the modification as a separate lease, on the initial date of the lease modification, the Group determines the revised terms and measures the lease liability by discounting the revised lease payments using a revised discount rate, against the right-of-use asset.

For lease modifications that includes a decrease in scope of the lease, as a preceding step and before remeasuring the lease liability against the right-of-use asset, the Group first recognizes a decrease in the carrying amount of the right-of-use asset (on a pro-rata basis) and the lease liability (considering the revised lease payments and the pre-modification discounting rate), in order to reflect the partial or full cancellation of the lease, with the net change recognized in profit or loss.

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

Depreciation

Right-of-use assets are depreciated over the lease term, or their useful lives (considering residual value, if applicable), if it is reasonably certain that the Group will obtain ownership by the end of the lease term. The term of leases in which the Group is engaged with, are as follows:?

?	years
1. Vessels	?	1 - 6	?
2. Containers	?	1 - 13	?
3. Buildings, vehicles and other assets	?	Mainly 1 - 8	?

?

(e)	Intangible assets

(i)	Goodwill

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
(ii) Research and development of software

Development activities involve a plan or design for the production of new or substantially improved processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically, commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use the asset. The expenditures capitalized include the cost of direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.  In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.?

(iii) Software

The Group’s assets include computer systems consisting of hardware and software. The licenses for the software, which are considered to be a separate item, adding functionality to the hardware, are classified as intangible assets.

(iv)  Subsequent expenditures

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, or other amount substituted for cost, less its residual value. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:?

Software		5 years	?
Capitalised software development costs	?	5-8 years	?

?

Amortization methods, useful life and residual values are reviewed at each reporting date.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 Significant accounting policies (cont’d)

(f)	Impairment

(i) Financial assets

The Group recognizes a credit loss when it determines that the credit risk of a financial asset has increased significantly since initial recognition. An impairment loss is calculated as the difference between the financial asset’s carrying amount and the present value of its estimated (probability-weighted, where applicable) future cash flows discounted at the original effective interest rate. Provisions for expected credit losses of financial assets measured at amortized cost are recognized in profit or loss and deducted from the gross carrying amount of the financial assets. For investments in debt instruments at fair value through other comprehensive income, provisions for expected credit losses are recognized in profit or loss and deducted through other comprehensive income and do not reduce the carrying amount of the financial asset.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. The reversal is recognized in profit or loss.

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

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the CGU’s recoverable amount is estimated.  An impairment loss is recognized if the carrying amount of the Company's cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to reduce the carrying amount of the other assets in that unit, on a pro rata basis (considering that the carrying amount of each individual asset will not be reduced below the greater of its value-in-use and its fair value less costs to sell).

An impairment loss is allocated between the owners of the Company and the non-controlling interests on the same basis that the profit or loss is allocated.  An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are re-assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

A defined contribution pension plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which related services rendered by employees.

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

(iii) Other long-term benefits

The Group’s net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefits that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on long-term high grade corporate bonds denominated in the same currency, that have maturity dates approximating to the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

(iv) Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related employees’ services are provided. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be settled.

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

If the terms of an award previously granted are modified by increasing the fair value of the equity instruments granted, such incremental fair value, measured immediately before and after the modification, is recognized for the grantee’s services as a salary expense, over the period from the modification date and until the modified equity instruments are fully vested.

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

Legal matters

The Financial Statements includes appropriate provisions in respect of legal matters involving the Group which, in the opinion of the Group's management, based, among others, on the opinion of its legal advisers retained in respect of those matters, is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.  Note 27 includes details of additional exposure due to contingent legal matters, where the amounts might be significant.
(i)	Revenue Recognition from shipping services and related expenses

Revenue from containerized and non-containerized cargo

The Group considers each freight transaction as comprised of one performance obligation, recognized per the time-based portion completed as at the reporting date. The operating expenses related to cargo traffic are recognized immediately as incurred. If the expected incremental and other direct costs related to the cargo exceed its expected related revenue, a provision for onerous contracts is recognized through profit or loss, in accordance with IAS 37.

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

Revenue from demurrage

Revenues from demurrage and detentions for containers are accounted as separate performance obligation and recognized over time, up until the time of the customer’s late return or pick-up of containers.

Revenue from value-added services

Revenues from value-added services provided to the customers by the Company and its agencies, such as documents handling, customs, duties etc., are accounted as separate performance obligation and recognized when the service is rendered.

Cooperation agreements

Non-monetary exchange of slots with other shipping companies in order to facilitate sale of services to customers are not accounted as revenues.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 Significant accounting policies (cont’d)

(j)	Finance income and expenses

Finance income ordinarily includes interest income recognized in profit or loss as it accrues, using the effective interest method. Finance expenses include mainly interest expense in respect of lease liabilities and borrowings and impairment losses recognized on trade and other receivables. Foreign currency gains and losses are reported on a net basis.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from operating activities. Interest paid and dividends paid are presented as part of cash flows from financing activities.
(k)	Income taxes

Income taxes include current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to amounts relate to items recognized directly in equity or in other comprehensive income, to the extent they relate to such items. Current taxes are the taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: (i) the initial recognition of goodwill, (ii) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and (iii) differences relating to investments in subsidiaries, associates and joint arrangements, to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends by the investee. Deferred taxes are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, or to the extent it can be utilized in future periods against taxable temporary differences (i.e. deferred tax liabilities). Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Additional income taxes that arise from the distribution of dividends are recognized in profit or loss when the liability to pay the related dividends is recognized by the distributing company.

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

Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

-	In the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
-	In the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either;

-	The same taxable entity; or

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 Significant accounting policies (cont’d)

(k)	Income taxes (cont’d)
-	Different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are contractual to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(l)	Earnings (losses) per share

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

Government grants are recognized initially when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant.  Grants received from the Government of Israel with respect to the cost of employing Israeli resident sailors on Israeli vessels during 2020 were deducted from the salary costs.
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

(i)	Significant accounting estimates and judgements

The significant accounting estimates and judgements are as follows:

(a)	Assessment of extension options and purchase options available in lease arrangements

Future lease payments during the lease term, measured at present value, include extension options and/or purchase options, when such options are available and estimated by the Company as reasonably certain to apply. When assessing such options, the Company applies judgment, while considering all relevant aspects and circumstances, including its expected operational needs, to conclude whether it expects there will be an economic incentive to exercise such options. The assessment of those options affects the measurement of the related lease liabilities and their corresponding right-of-use assets, and in some circumstances, also the recognition of such liabilities and assets.

(b)	Assessment of incremental borrowing rate applicable for lease arrangements

A lease liability is measured using the Company’s applicable incremental borrowing rate, when the implicit rate is not readily determinable. The Company estimates its incremental borrowing rate, with the assistance of a third-party appraiser, based on credit rating derived from available debt transactions and their corresponding yield curves, while applying judgment in respect of the comparability of such debt transactions to the lease arrangements.

(c)	Assessment of non-financial assets for impairment

At each reporting date, the Company reviews the carrying amount of its operating assets and assesses them for impairment when indications exist. When performing an impairment test, based on the value in use of its cash-generating-unit, the Company uses judgment to estimate the forecasted cashflows for a projected period and for the terminal period, reflecting the long-term steady state. The Company also assesses the terminal growth rate and the appropriate discounting rate, reflecting the Company’s long-term cost of capital. This analysis determines whether the Company recognizes an impairment, or the reversal of which, and to what extent these are recorded in profit or loss. Although the Company believes its estimates are reasonable, these are all highly subjective and involve significant inherent uncertainties (see also Note 6).

(d)	Assessment of probability of contingent liabilities

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

4 Accounting estimates (cont’d)

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

(a)	Financial instruments (including derivatives)

See Note 29(b).

(b)	Share-based compensation arrangements

See Note 11(c).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 Vessels, containers, handling equipment and other tangible assets (*)

Cost:
	Balance at January 1, 2022	Additions	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2022

	US $ in millions
Vessels	4,192.2	2,449.0		71.5		6,712.7
Containers and equipment	1,870.4	115.0	(60.8)	(33.8)		1,890.8
Computer systems and
communication equipment	52.0	8.5	(7.1)	7.5	(0.5)	60.4
Other property and equipment	137.4	40.0	(3.3)		(2.3)	171.8
Total	6,252.0	2,612.5	(71.2)	45.2	(2.8)	8,835.7

Depreciation and impairment charges:
	Balance at January 1, 2022	Depreciation	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2022
	US $ in millions
Vessels	1,259.3	1,204.4		(160.9)		2,302.8
Containers and equipment	582.2	155.4	(52.6)	(35.9)		649.1
Computer systems and communication equipment	40.1	7.5	(7.1)		(0.3)	40.2
Other property and equipment	80.4	17.5	(3.0)		(1.4)	93.5
Total	1,962.0	1,384.8	(62.7)	(196.8)	(1.7)	3,085.6

Payments on account	102.5					1.1

Net carrying amounts:

	Balance at January 1, 2022	Balance at December 31, 2022
	US $ in millions	US $ in millions
Vessels	2,932.9	4,409.9
Payments on account, net	24.9
	2,957.8	4,409.9

Containers and equipment	1,288.2	1,241.7
Payments on account, net	77.6	1.1
	1,365.8	1,242.8

Computer systems and
communication equipment	11.9	20.2
Other property and equipment	57.0	78.3
	68.9	98.5
Total	4,392.5	5,751.2

(*) Mostly related to right-of-use assets (see also Note 7).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 Vessels, containers, handling equipment and other tangible assets (cont'd) (*)

Cost:

	Balance at January 1, 2021	Additions	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2021

	US $ in millions
Vessels	1,595.6	1,778.5		818.1		4,192.2
Containers and equipment	983.3	862.3	(15.5)	40.3		1,870.4
Computer systems and
Communication equipment	60.5	5.4	(14.7)	0.8		52.0
Other property and equipment	118.6	19.2	(1.2)	0.9	(0.1)	137.4
Total	2,758.0	2,665.4	(31.4)	860.1	(0.1)	6,252.0

Depreciation and impairment charges:
	Balance at January 1, 2021	Depreciation	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2021

	US $ in millions
Vessels	647.6	611.7				1,259.3
Containers and equipment	462.4	133.4	(11.1)	(2.5)		582.2
Computer systems and
Communication equipment	47.6	7.1	(14.6)			40.1
Other property and equipment	64.3	17.4	(1.0)		(0.3)	80.4
Total	1,221.9	769.6	(26.7)	(2.5)	(0.3)	1,962.0

Payments on account	102.5

Net carrying amounts:

	Balance at January 1, 2021	Balance at December 31, 2021
	US $ in millions	US $ in millions
Vessels	948.0	2,932.9
Payments on account, net		24.9
	948.0	2,957.8

Containers and equipment	520.9	1,288.2
Payments on account, net		77.6
	520.9	1,365.8

Computer systems and
Communication equipment	12.9	11.9
Other property and equipment	54.3	57.0
	67.2	68.9
Total	1,536.1	4,392.5

(*) Mostly related to right-of-use assets (see also Note 7).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Intangible assets

Cost:

	Balance at January 1, 2022	Additions	Effect of movements in exchange rates	Balance at December 31, 2022

	US $ in millions
Goodwill	6.3	4.0	(0.7)	9.6
Software (mostly development costs)	211.6	27.3	(0.1)	238.8
Other intangible assets	4.5			4.5
Total	222.4	31.3	(0.8)	252.9

Amortization and impairment losses:

	Balance at January 1, 2022	Amortization	Effect of movements in exchange rates	Balance at December 31, 2022

	US $ in millions
Goodwill
Software (mostly development costs)	145.6	10.4	(0.1)	155.9
Other intangible assets	3.0	1.1		4.1
Total	148.6	11.5	(0.1)	160.0

Net carrying amounts:
	Balance at January 1, 2022	Balance at December 31, 2022

	US $ in millions	US $ in millions

Goodwill	6.3	9.6
Software (mostly development costs)	66.0	82.9
Other intangible assets	1.5	0.4
Total	73.8	92.9

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6           Intangible assets (cont’d)

Cost:
	Balance at January 1, 2021	Additions	Disposals	Effect of movements in exchange rates	Balance at December 31, 2021

	US $ in millions
Goodwill	7.6			(1.3)	6.3
Software (mostly development costs)	194.5	17.1			211.6
Dry docking	4.5		(4.5)
Other intangible assets	3.4	1.1			4.5
Total	210.0	18.2	(4.5)	(1.3)	222.4

Amortization and impairment losses:

	Balance at January 1, 2021	Amortization	Disposals	Effect of movements in exchange rates	Balance at December 31, 2021

	US $ in millions
Goodwill
Software (mostly development costs)	136.3	9.3			145.6
Dry docking	4.5		(4.5)
Other intangible assets	2.7	0.3			3.0
Total	143.5	9.6	(4.5)		148.6

Net carrying amounts:
	Balance at January 1, 2021	Balance at December 31, 2021

	US $in millions	US $in millions

Goodwill	7.6	6.3
Software (mostly development costs)	58.2	66.0
Dry docking
Other intangible assets	0.7	1.5
Total	66.5	73.8

?
Impairment test

Further to the continuing volatility in the shipping industry as discussed in Note 1(b), as well as a decrease in its market capitalization value, the Company tested its assets for impairment, as of December 31, 2022. For the purpose of IAS 36, the Company, which operates an integrated liner network, has one cash-generating unit (hereinafter: CGU), which consists of all of its operating assets. The Company estimated its recoverable amount on the basis of its value-in-use, using the discounted cash flow (DCF) method.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6            Intangible assets (cont’d)

Impairment test (cont'd)

The Company’s assumptions were made for a period of five years (2023-2027) and a representative terminal year intended to reflect a long-term steady state. The key assumptions are set forth below:

•	A detailed cash flow for the abovementioned period, based upon the Company’s business plan.

•	Freight rates: expected to decrease in 2023 and to be further affected by industry’s supply and demand dynamics, as well as by macroeconomic trends and uncertainties.

•	Carried volume (TEUs): expected to increase over the projected period, in accordance with the Company’s fleet structure and business plan.

•	Bunkering costs: according to the future price curves of fuel and liquefied natural gas (LNG).

•	Charter hire rates: according to contractual rates in effect as of December 31, 2022, and estimated market rates for future renewals.

•	Post tax discount rate of 11.5%.

•	Long-term nominal growth rate of 2.5%.

•	Payment of tax at the Company’s corporate tax rate of 23%.

The impairment test resulted with a recoverable amount exceeding the carrying amount of the CGU, therefore, no impairment was recognized.

The Company believes that the assumptions used in its analysis are reasonable and appropriate, considering past experience and current market trends and expectations. However, such assumptions are highly subjective and there can be no assurance that the Company’s assumptions will materialize, or whether freight rates, charter rates and bunker costs will increase or decrease by any significant degree.

Change by 100 bps in the following assumptions will result in an increase (decrease) in the recoverable amount of the CGU, as follows:

	Increase	Decrease
	By 100 bps
	US $ in millions
Discount rate	(625)	766
Terminal growth rate	512	(406)

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Leases

The Group is engaged in multiple lease arrangements for vessels and containers, supporting its operating activities, as well as for buildings, vehicles, IT equipment and other tangible assets. Such lease arrangements (part of which includes options for extension and/or purchase of the underlying asset) are characterized by large-scale, frequent and recurring engagements in common market terms.

(a)	Right-of-use-assets

		Containers and equipment	Buildings, vehicles and other tangible assets

	Vessels			Total
	US $ in millions
Balance as at January 1, 2022	2,720.2	458.6	47.6	3,226.4
Additions	2,184.6		22.5	2,207.1
Depreciation	(1,170.0)	(80.5)	(18.4)	(1,268.9)
Other (*)	232.5	1.9	6.3	240.7
Balance as at December 31, 2022	3,967.3	380.0	58.0	4,405.3

		Containers and equipment	Buildings, vehicles and other tangible assets

	Vessels			Total
	US $ in millions
Balance as at January 1, 2021	826.7	466.1	47.9	1,340.7
Additions	1,677.5	85.1	16.3	1,778.9
Depreciation	(602.1)	(89.2)	(18.5)	(709.8)
Other (*)	818.1	(3.4)	1.9	816.6
Balance as at December 31, 2021	2,720.2	458.6	47.6	3,226.4

(*)	Mainly modifications, see also Note 5.

(b)	Maturity analysis of the Group's lease liabilities

	As at December 31
	2022	2021
	US $ in millions
Less than one year	1,380.8	893.0
One to five years	2,652.8	1,981.5
More than five years	125.9	197.2
Total	4,159.5	3,071.7
?
The Group’s lease liabilities are mostly denominated in USD, discounted by interest rates with weighted average of 7.7% (5.0% as at December 31, 2021).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7            Leases (cont’d)

(c)	Amounts recognized in profit or loss

	2022	2021
	US $ in millions
Interest expenses related to lease liabilities	206.0	139.6
Expenses relating to short-term leases:
Vessels	101.6	71.7
Containers	34.3	36.6
?
(d)	Amounts recognized in the statement of cash flows

	2022	2021
	US $ in millions

Cash outflow related to lease liabilities	1,564.1	877.8
?
(e)	For further details regarding the Company’s obligations, in respect of leases not accounted as a lease liability as of December 31, 2022, see also Note 26.

8	Trade and other receivables

(a)	Carrying amounts

	2022	2021
	US $ in millions

Non-current other receivables	112.1	107.2

Current trade and other receivables

Trade receivables	671.5	1,178.0

Other receivables
Insurance recoveries (see also Note 15)	23.9	7.7
Government institutions	11.9	14.9
Prepaid expenses	24.9	55.8
Other receivables (*)	93.5	21.6
	154.2	100.0

	825.7	1,278.0

(*) As at December 31, 2022, mainly includes interest receivables and receivables related to vessel owners.

The Group’s exposure to credit and market risks is disclosed in Note 29.

(b)	Factoring facility

In August 2019, the Company entered into a revolving arrangement with a financial institution, for the recurring sale of portion of receivables, designated by the Company, for an aggregated amount of up to US$ 100 million. The true sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9 (Financial Instruments).

As at December 31, 2022 and 2021, no amounts were withdrawn under this arrangement. Following the reporting date, the agreement was renewed for additional period ending February 2024.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Other investments

	2022	2021
	US $ in millions
Non-current investments
Financial instruments and other financial assets at fair value through other comprehensive income (*)	1,358.4	162.9
Financial assets at fair value through profit or loss (*)	11.2	2.3
Other	3.6	4.0
	1,373.2	169.2

Current investments
Bank deposits and other financial assets at amortized cost	2,017.4	2,123.1
Financial assets at fair value through profit or loss (*)	0.7	1.1
Financial instruments at fair value through other comprehensive income (*)	215.0	20.3
	2,233.1	2,144.5

(*) See also Note 29(b) in respect of the Group’s exposure to credit, currency, interest rate and fair value risks related to investments.

Bank deposits at amortized costs bare average interest of 5.1% (2021: 0.6%) and mature in 2023. Debt securities at fair value through other comprehensive income bare average interest of 3.3% and mature in a weighted average of 2.0 years.

10 Cash and cash equivalents

	2022	2021
	US $ in millions

Bank balances and cash in hand	372.7	499.3
Demand deposits	649.4	1,044.0
	1,022.1	1,543.3
The Group’s exposure to interest rate risk and a sensitivity analysis for financial liabilities is disclosed in Note 29.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	Capital and reserves

(a)	Share capital

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

In February 2021, the Company completed its initial public offering of 15,000,000 ordinary shares (including shares issued upon the exercise of the underwriters’ option), at an offering price of US$ 15.00 per share, for gross consideration of $225 million ($204 million, after deducting underwriting discounts and commissions and other offering costs). Accordingly, these financial statements reflect the abovementioned share split retrospectively, in all presented periods.

	2022	2021

Number of ordinary shares (issued and paid up):
Balance at the beginning of the year	119,743,188	100,000,000
Issued in consideration of cash (public offering)		15,000,000
Exercise of share options (cashless)	406,733	4,743,188
Balance at the end of the year	120,149,921	119,743,188

As at December 31, 2022 the authorized share capital is comprised of 350,000,001 ordinary shares, with no par value. The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at meetings of the Company. All shares rank equally in respect to interests in the Company, including in respect to the Company’s residual assets, except as disclosed in (b) below.

In respect of dividends distributed during 2022, see Note 1(b).

(b)	Special State Share

The issued and paid-up share capital includes one share which is a Special State Share.

In the framework of privatizing the Company, as concluded in February 2004, all the State of Israel's holdings in the Company (about 48.6%) were acquired by The Israel Corporation (as later transferred to Kenon holdings Ltd.) pursuant to the related agreement. As part of the process, the Company allotted to the State of Israel a Special State Share, so that it could protect the vital interests of the State.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11 Capital and reserves (cont’d)

On July 14, 2014 the State and the Company have reached a settlement agreement (the “Settlement Agreement”) that has been validated as a judgment by the Supreme Court. The Settlement Agreement provides, inter alia, that the following arrangement shall apply: State’s consent is required to any transfer of the shares in the Company which confers on the holder a holding of 35% and more of the Company’s share capital. In addition, any transfer of shares which confers on the holders a holding exceeding 24% but not exceeding 35%, shall require a prior notice to the State. To the extent the State determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.

The Special State Share is non-transferable; its rights are described in the new Company’s Articles of Association.

Except for the rights attached to the said share, it does not confer upon its holder voting rights or any share capital related rights.

(c)	Share-Based Payment Arrangements

2018 Grant
During 2018 the Company granted certain senior managers with share options (see also Note 13(i)), according to the below terms (also reflecting the above-mentioned share split):

Grant date	Instrument terms	Number of instruments	Vesting Terms	Contractual life
June 30, 2018	Each option is exercisable into one ordinary share, at the exercise price of the share on the grant date, adjusted to future dividends.	4,990,000	50%, 25% and 25% of the options are exercisable following a service period of 2 years, 3 years and 4 years, respectively.	6 years
The weighted average of the options’ fair value, measured using the Black-Scholes model, and the related measurement inputs used, were as below:

Fair value	USD 0.362
Share price on grant date	USD 1.00
Exercise price	USD 1.00
Expected volatility	31.9%
Expected life	6 years
Expected dividends	0%
Risk-free interest rate	2.7%

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11 Capital and reserves (cont’d)
In December 2021, the Company’s Board of Directors, as well as the General meeting of the Company’s shareholders, approved the vesting acceleration of the then remaining unvested options, according to which all such options became fully vested on or prior to December 13, 2021. As at December 31, 2022, all options were exercised.

During 2021, further to prior approvals of the Company’s Compensation committee, Audit committee and Board of Directors, and concurrently with the consummation of the Company’s initial public offering, the Company granted a senior member of the Company’s Management with options exercisable to its ordinary shares, according to the below terms:

Grant date	Instrument terms	Number of instruments	Vesting Terms	Contractual life
January 27, 2021	Each option is exercisable into one ordinary share, at the exercise price per the offering price of US$ 15.00, adjusted to future dividends.	546,822	25% of the options shall vest upon the first anniversary of the grant date with the remaining options vesting in equal quarterly portions over the following three years period.	5 years
The weighted average of the options’ fair value, measured using the Black & Scholes model, and the related measurement inputs used, were as below:
Fair value	USD 5.32
Share price on grant date	USD 15.00
Exercise price	USD 15.00
Expected volatility	40.2%
Expected life	5 years
Expected dividends	0%
Risk-free interest rate	0.46%

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11 Capital and reserves (cont’d)

During 2022, the Board of Directors approved grants of share options to officers, directors and employees, as detailed below:

Granted in	Number of instruments	Instrument terms	Vesting terms	Contractual life
March 2022	1,727,443	Each option is exercisable into one ordinary share on a cash-less basis.	These options shall vest upon the first, second, third and fourth anniversary, in four equal instalments of 25% each.	5 years
May 2022	490,662

August 2022	107,110
The weighted average of the options’ fair value, measured using the Black & Scholes model, and the related measurement inputs used, were as below:
Granted in	March 2022	May 2022	August 2022
Fair Value	USD 29.72	USD 26.30	USD 25.07
Share price on grant date	USD 68.94	USD 55.63	USD 51.86
Exercise price	USD 68.37	USD 51.37	USD 47.78
Expected volatility	47.3%	48.4%	48.9%
Expected life	5 years	4.9 years	5 years
Expected dividends	0%	0%	0%
Risk-free interest rate	1.7%	3.0%	3.0%

               Reconciliation of outstanding share options

	2022		2021
	Issuable shares	Weighted average exercise price	Issuable shares	Weighted average exercise price
Outstanding at the beginning of the period	714,322	8.04	4,990,000	1.00
Granted during the period	2,325,215	65.34	546,822	15.00
Exercised during the period	(406,733)	0.00	(4,822,500)	0.75
Fortified during the period	(171,374)
Outstanding at the end of the period	2,461,430	37.05	714,322	8.04

Exercisable at the end of the period			167,500	0.00

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11          Capital and reserves (cont’d)

Options’ exercise price is adjusted in respect of dividend distributions.

The weighted average share price at the date of exercise for share options exercised in 2022 was US$ 54.22.

The weighted average contractual life of the outstanding options as of December 31, 2022 was 4.10 years.

During the year ended December 31, 2022, 2021 and 2020, the Company recorded expenses related to share-based compensation arrangements (including in respect of accelerated vesting of options) of US$ 25.8 million, US$ 20.8 million and US$ 0.5 million, respectively.

(d)	Earnings per share

Basic and diluted earnings per share

	2022	2021	2020
	US $ in millions
Profit attributable to ordinary shareholders used to calculate basic and diluted earnings per share (US $ in millions)	4,619.4	4,640.3	518.0

Number of outstanding shares at the beginning of the period used to calculate basic earnings per share	119,910,688	100,000,000	100,000,000
Effect of shares issued		13,712,329
Effect of share options	101,687	1,393,175

Weighted average number of ordinary shares used to calculate basic earnings per share	120,012,375	115,105,504	100,000,000

Effect of share options	432,514	3,828,219	4,530,892

Weighted average number of ordinary shares used to calculate diluted earnings per share	120,444,889	118,933,723	104,530,892

In the year ended December 31, 2022, options for 2,153,841 ordinary shares, granted to officers, directors and employees (see above) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 Loans and other liabilities

This Note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see Note 29.

(a)	The loans and other liabilities are as follows:
	2022	2021
	US $ in millions
Non-current liabilities
Loans from financial institutions	25.0	35.2
Loan from shipyard		56.6
Other loans and liabilities	53.2	29.0
Derivative instrument	13.7
	91.9	120.8

Current liabilities
Current portion of loans from financial institution	10.0	13.6
Current portion of other loans and liabilities	33.1	10.6
	43.1	24.2

Short-term borrowings	53.0	106.5
	96.1	130.7

See also Note 1(b)(4) with respect to the early repayment of the Company’s loan from shipyard (Tranche-E) and Note 29(a)(2) with respect to the contractual maturities of financial liabilities.

See also Note 7(b) with respect to lease liabilities.

Securing assets

As security for certain long-term bank loans and other long-term loans and liabilities, liens have been registered on certain assets, including the insurance rights and the generated revenues related to such assets.

(b)	Terms and debt repayment schedule
Terms and conditions of outstanding loans are as follows:

	December 31, 2022
		Effective	Year of		Carrying
	Currency	interest (2)	Maturity	Face value	Amount
				US $ in millions
Long-term loans	US$	(*)7.6%	2023-2030	119.4	119.4
Long-term liabilities	US$		2023-2032	15.6	15.6
Short-term credit from banks (3)	US$	5.9%	2023	53.0	53.0
				188.0	188.0

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 Loans and other liabilities (cont’d)

(b) Terms and debt repayment schedule (cont’d)

	December 31, 2021
		Effective	Year of		Carrying
	Currency	interest (2)	Maturity	Face value	Amount
				US $ in millions
Long-term loans:
Tranche E (1)	US$	8.7%	2026	74.7	56.6
Other	US$	(*)6.6%	2022-2026	86.3	86.3
Long-term liabilities	US$		2022	2.1	2.1
Short-term credit from banks (3)	US$	2.4%	2022	106.5	106.5
				269.6	251.5

(*)Weighted average.

See also Note 7(b) with respect to lease liabilities.

(1)	Tranche E was originally issued in the framework of the Company’s 2014 debt restructuring as an unsecured loan payable on 2026. In November 2022, the Company entered into an agreement and early repaid its entire outstanding balance for a total consideration of US$ 66 million.
(2)	The effective interest rate is the rate that discounts estimated future cash payments or receipts through the contractual life of the financial instrument to its net carrying amount, and it does not necessarily reflect the contractual interest rate.
(3)	Includes US$ 35 million subject to Libor + 2.95%.
(c) Financial covenants

As at December 31, 2022, the Company complies with all its covenants. According to these consolidated Financial Statements, the Company’s liquidity, as defined in the related agreements, amounts to US$ 4,600 million (Minimum Liquidity required is US$ 250 million).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 Loans and other liabilities (cont’d)

(d)	Movement in liabilities deriving from financing activities
	Loans and other Liabilities	Lease Liabilities
Balance as at January 1, 2022	251.5	3,071.7

Changes related to financing cash flows:
Receipt of long-term loans and other long-term liabilities	59.2
Repayment of borrowings and lease liabilities	(92.2)	(1,357.2)
Change in short-term loans	(53.5)

Additional Leases		2,207.0
Modifications		241.2
Other Changes (*)	23.0	(3.2)
Balance as at December 31, 2022	188.0	4,159.5
(*) Mainly includes revaluation of derivative and adjustments in respect of estimated cashflows.
	Loans and other liabilities
	Loans and other Liabilities	Debentures	Lease Liabilities
Balance as at January 1, 2021	234.3	423.7	1,174.0

Changes related to financing cash flows:
Receipt of long-term loans and other long-term liabilities	50.0
Repayment of borrowings and lease liabilities	(19.7)	(433.8)	(737.8)
Change in short-term loans	(16.0)

Additional Leases			1,779.7
Modifications			864.0
Other Changes (*)	2.9	10.1	(8.2)
Balance as at December 31, 2021	251.5		3,071.7
(*) Mainly includes discount amortization, adjustments in respect of estimated cashflows and accrual of PIK interest.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13 Employee benefits

(a)	Composition
	2022	2021
	US $ in millions

Presented as non-current liabilities:
Present value of obligations (see section (f) below)	52.9	70.7
Fair value of the plan assets (see section (f) below)	(26.8)	(31.1)
Recognized liability for defined benefit obligations	26.1	39.6
Termination benefit-liability for early retirement	6.6	10.2
Other long-term benefits	12.5	15.8
Non-current	45.2	65.6
Presented as current liabilities:
Liability for annual leave	9.0	9.0
Current portion of liability for early retirement	2.8	4.3
Current (Note 14)	11.8	13.3

Total employee benefits	57.0	78.9
(b)	Defined contribution pension plans

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

The Group makes regular deposits to pension funds and insurance companies. With respect to some of its employees, the Group makes such payments replacing its full Severance Obligation regarding those employees and, therefore, treats those payments as if they were payments to a defined contribution pension plan. With respect to most of the other employees, the Group makes such payments replacing only (6%)/(8⅓%) of the respective Severance Obligation. Therefore, the Company treats those payments as payments to a defined contribution pension plan and treats the remainder (2⅓%)/(8⅓%) as payments to a defined benefit pension plan. The Group’s payments in respect of the above-mentioned, as well as in respect of other contribution plans, during the years ended December 31, 2022, 2021 and 2020, were US$11.8 million, US$9.7 million and US$8.3 million, respectively.

(c)	Defined benefit pension plan
(i)	The post-employment liability included in the statement of financial position represents the balance of liabilities not covered by deposits and/or insurance policies in accordance with the existing labour agreements, the Severance Pay Law and the salary components which Management believes entitle the employees to receipt of compensation. To cover their pension and severance liabilities, the Company and certain of its subsidiaries make regular deposits with recognized pension and severance pay funds in the employees’ names and purchase insurance policies.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13 Employee benefits (cont’d)

The reserves in compensation funds include accrued linkage differentials (for Israeli CPI) and accrued interest and are deposited in banks and insurance companies. Withdrawal of the reserve monies is contingent upon fulfilment of detailed provisions in the Severance Pay Law.
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

(f)	Movement in the present value of the defined benefit pension plan obligation
	2022	2021
	US $ in millions

Defined benefit obligation at January 1	70.7	70.4
Benefits paid by the plan	(4.4)	(4.9)
Current service cost and interest	5.3	4.2
Foreign currency exchange changes in plan measured in a currency
different from the entity’s functional currency	(7.0)	1.1
Actuarial gains recognized in other comprehensive income	(11.7)	(0.1)
Defined benefit obligation at December 31	52.9	70.7

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13          Employee benefits (cont’d)

	2022	2021
	US $ in millions

Fair value of plan assets at January 1	31.1	30.7
Contribution paid by the Group	2.1	0.3
Benefits paid by the plan	(2.0)	(2.5)
Return on plan assets	0.8	0.7
Foreign currency exchange changes in plan measured in a currency
different from the entity's functional currency	(2.5)	0.6
Actuarial gains (loss) recognized in other comprehensive income	(2.7)	1.3
Fair value of plan assets at December 31	26.8	31.1
Plan assets composition

	2022	2021
	US $ in millions

Equity instruments	8.5	9.4
Debt instruments	12.8	15.0
Cash and deposits	2.4	2.0
Other	3.1	4.7
	26.8	31.1
(g)	Actuarial assumptions

The principal actuarial assumptions at the reporting date:
(i)	Annual resignation and dismissal rates were determined on the basis of the past experience of the Group; for employees of the Company the resignation rate is estimated between 6.0% and 10.0% and the dismissal rate is estimated between 1.0% and 2.0%. For the subsidiaries, the resignation rate is estimated at between 2.6% and 4.2% and the dismissal rate is estimated at between 2.0% and 4.2%.
(ii)	The relevant discount rates are as follows:
	2022	2021	2020
Early retirement	4.7%-4.8%	1.0%-1.2%	0.9%-1.0%
Annual absence	5.1%-5.2%	2.6%-2.9%	2.4%-2.5%
Tuition fees	4.8%-5.0%	1.6%-2.2%	1.3%-1.9%
Defined benefit plan	3.8%-5.3%	0.7%-3.3%	1.0%-2.7%

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13           Employee benefits (cont’d)

(iii)	Assumptions regarding future benefits growth were made based on the Group’s experience and management’s assessments. For employees, the average future annual salary growth rate applied in 2022, 2021 and 2020 ranged between 2.0%-5.8%, 2.0%-5.0% and 2.0%-4.8%, respectively.

Assumptions regarding future mortality are based on published statistics and mortality tables.
(iv)

The overall long-term annual rate of return on assets applied in 2022, 2021 and 2020 ranged between 2.6%-5.1%, 0.9%-2.9% and 0.7%-4.0%, respectively. The long-term annual rate of return addresses the portfolio as a whole, based exclusively on historical returns, without adjustments.

(v)	Sensitivity analysis
Reasonably possible changes to one of the relevant actuarial assumptions, assuming other assumptions constant, would have affected the defined benefit obligation by the amounts below:
	Defined benefit obligation
	At December 31, 2022
	Increase	Decrease
	US $ in millions

Discount rate (0.5% movement)	(1.4)	1.3
Future benefit growth (0.5% movement)	2.2	(2.2)
As at December 31, 2022, the weighted average duration of the defined benefit obligation was 9 years (as at December 31, 2021 - 10 years).

In 2023, the Group expects to pay about approximately US$ 0.6 million in contributions to the funded defined benefit pension plan.
(h)	The Company’s Board of Directors approved compensation plans for the Company's employees and management (the "Plans"), payable as cash bonuses, in respect of each of the years 2022, 2021 and 2020. The bonuses under the Plans were subject to the satisfaction of certain pre-conditions, such as profitability and minimum EBITDA, while the actual bonus payable to each participant under the Plans is based on each participant's meeting of certain key performance indicators (determined based on the overall performance of the Company and the individual performance of each participant). The accrual for bonuses is presented within the current liabilities.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13           Employee benefits (cont’d)

(i)	During the second half of 2018, the Company’s Board of Directors approved the adoption of a share option plan that allows for the grant of options to purchase ordinary shares of the Company, as well as specific grants to certain members of management, which constitute less than 5% of the Company’s share capital.

During 2020 the Company's Board of Directors approved the adoption of the 2020 share incentive plan, pursuant to which the Company may grant share-based awards. According to such plan, the awards will vest in the course of a four years period. Vested awards will be exercisable on a “cashless basis”, expiring on the fifth anniversary of their grant date, subject to early termination and acceleration provisions. The Company’s Board of directors further approved the reservation of a maximum aggregate number of 1,000,000 ordinary shares of the Company, which shall be available for issuance under its Share Option Plans. On March 9, 2022, the Board of directors approved an increase of the number of shares available for issuance by an additional 3,200,000 ordinary shares.

In respect of options to purchase ordinary shares, granted further to the above-mentioned plans, see Note 11(c).

14 Trade and other payables

	2022	2021
	US $ in millions

Trade payables	427.2	433.9

Other payables
Salaries and related payables	82.3	64.4
Provision for annual leave and early retirement (see Note 13(a))	11.8	13.3
Government institutions	291.2	526.9
Accrued interest	5.3	6.1
Accrued expenses	43.7	18.4
Advances from customers and others	11.5	10.2
Payables and other credit balances	23.2	13.1
	469.0	652.4

	896.2	1,086.3

All of the trade and other payables are contractual to be settled within one year or are repayable on demand.

The Group’s exposure to currency, liquidity and market risks related to trade and other payables is disclosed in Note 29.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15 Provisions

2022
US $ in millions
Balance at the beginning of the year	28.3
Provisions added during the year	31.9
Provisions utilized during the year	(7.3)
Provisions reversed during the year	(2.7)
Balance at the end of the year	50.2
Legal contingencies
For legal matters addressed against the Group, see Note 27.

Claims covered by insurance
Claims covered by insurance represent mainly claims for damage to customers’ cargo that was shipped at the responsibility of the Company. The Company has agreements with insurance companies that indemnify it in respect of such damages (other than the deductible amounts provided in the insurance agreements). Regarding assets that were recognized in respect thereto, see Note 8, insurance recoveries.

16 Income from voyages and related services

	2022	2021	2020
	US $ in millions

Shipping	12,391.7	10,540.2	3,920.3
Other	169.9	188.5	71.4
	12,561.6	10,728.7	3,991.7
See also Note 25 with respect to disaggregation of revenues by geographical trade zone.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17          Operating expenses and cost of services

	2022	2021	2020
	US $ in millions
Wages, maintenance and other vessel operating costs	34.5	14.3	13.0
Expenses relating to fleet equipment (mainly containers and chassis)	29.1	28.1	26.6
Fuel and lubricants	1,434.8	739.8	361.6
Insurance	15.2	11.5	9.6
Expenses related to cargo handling	1,981.6	1,879.9	1,432.9
Port expenses	359.0	255.5	206.9
Agents’ salaries and commissions	261.1	238.8	159.1
Cost of related services and sundry	216.1	170.9	100.5
Slots purchase and hire of vessels	398.8	530.5	497.9
Hire of containers	34.3	36.6	27.0
	4,764.5	3,905.9	2,835.1

18 Other operating income

	2022	2021	2020
	US $ in millions

Capital gain, net	42.7	8.7	8.8
Sundry	6.2	5.8	3.8
	48.9	14.5	12.6

19 Other operating expenses

	2022	2021	2020
	US $ in millions

Impairment loss (recovery)			(4.3)
Sundry	0.9	1.0
	0.9	1.0	(4.3)

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20          General and administrative expenses

	2022	2021	2020
	US $ in millions

Salaries and related expenses	238.8	193.0	115.3
Office equipment and maintenance	22.1	15.1	11.6
Depreciation and amortization	26.0	22.9	22.5
Consulting, legal fees and insurance	22.4	19.9	4.1
Travel and vehicle expenses	5.7	2.0	1.7
Other	23.3	14.8	8.0
	338.3	267.7	163.2

21          Personnel expenses

	2022	2021	2020
	US $ in millions

Salaries and related expenses included in:
Operating expenses and cost of services	250.9	218.3	145.4
General and administrative	238.8	193.0	115.3
	489.7	411.3	260.7

22          Depreciation and amortization expenses

	2022	2021	2020
	US $ in millions

Operating expenses	1,370.3	756.3	291.6
General and administrative expenses	26.0	22.9	22.5
	1,396.3	779.2	314.1

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23 Finance income and expenses

(a)	Finance income
	2022	2021	2020
	US $ in millions

Interest income on debt instruments at amortized cost	60.1	7.0	1.9
Interest income on debt instruments at fair value through other comprehensive income	24.0	0.3
Gain from repurchase of debt			6.2
Net foreign currency exchange rate differences	46.8	11.5
	130.9	18.8	8.1
(b)	Finance expenses

	2022	2021	2020
	US $ in millions

Interest expenses	224.8	168.9	150.4
Adjustments to financial liabilities in respect of estimated cashflows and repayments (*)	5.1	3.9	22.0
Loss reclassified on derecognition of investment in debt instruments at fair value through other comprehensive income	2.6
Net foreign currency exchange rate differences			13.6
Impairment losses on trade and other receivables	6.9	2.8	3.3
	239.4	175.6	189.3

(*) In 2022, includes US$ 5 million expense in respect of the early repayment of Tranche-E (see also Note 1(b)).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Income tax

(a)	Measurement of results for tax purposes

The Company measures its results for tax purposes in United States dollar, as stipulated by the relevant regulations.

The Company and its Israeli subsidiaries are taxed under the Israeli Income Tax ordinance – 1961, for which the relevant tax rate during the years 2020-2022 is 23%.

Non-Israeli subsidiaries are taxed under the laws in their countries of residence.

	2022	2021	2020
	US $ in millions
Current tax expenses
Current year	1,360.4	892.8	16.2
Taxes in respect of previous years	(2.6)	(2.0)	0.8
	1,357.8	890.8	17.0

Deferred tax expenses
Origination and reversal of temporary differences	40.5	119.6	(0.4)

Total income taxes in income statements	1,398.3	1,010.4	16.6

(b)	Reconciliation of effective tax rate

The reconciliation is based on the Company’s domestic tax rate.

	2022	2021	2020
	US $ in millions

Profit for the year	4,629.0	4,649.1	524.2
Income taxes	1,398.3	1,010.4	16.6
Profit excluding income taxes	6,027.3	5,659.5	540.8

Income tax using the domestic corporation tax rate	1,386.3	1,301.7	124.4
Current year losses for which no deferred tax asset was recognized	2.3
Utilization of carried forward tax losses for which no deferred tax assets were recognized		(287.5)	(115.9)
Effect of tax rates in foreign jurisdictions	0.4	1.2	3.9
Non-deductible expenses	7.3	5.9	0.2
Effect of different tax rates on specific gains	3.8	(7.6)	4.1
Effect of share of loss (profits) of associates	0.2	(0.9)	(0.8)
Other	(2.0)	(2.4)	0.7
	1,398.3	1,010.4	16.6

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24 Income tax (Cont’d)

(c) Deferred tax assets and liabilities

(i) Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:
	Assets		Liabilities		Net
	2022	2021	2022	2021	2022	2021
	US $ in millions
Vessels, containers, handling equipment and other tangible assets (*)			(185.6)	(144.7)	(185.6)	(144.7)
Financial instruments	13.4				13.4
Employee benefits	12.9	17.6			12.9	17.6
Tax losses carry-forwards	6.8	9.0			6.8	9.0
Other items	3.4			(0.4)	3.4	(0.4)

Net deferred tax
assets (liabilities)	36.5	26.6	(185.6)	(145.1)	(149.1)	(118.5)

Net deferred tax assets recognized in the statement of the financial position					2.3	2.1
Net deferred tax liabilities recognized in the statement
of the financial position					(151.4)	(120.6)
					(149.1)	(118.5)

(*)	In accordance with IsraeliIncome Tax Regulations, the Group is entitled to deduct depreciation for vessels and related equipment at a higher rate than recorded in its financial statements.

(ii) Unrecognized deferred tax assets

On December 31, 2022 the group had carry forward tax losses in the amount of US$ 90 million (2021: US$102 million, 2020: US$ 1,799 million).

Deferred tax assets in the amount of US$ 14 million at December 31, 2022 (2021: US$ 15 million, 2020: US$ 297 million) have not been recognized in respect of the tax losses, since it is not probable that future taxable profits will be available against which the Group can utilize the benefits therefrom. Under existing Israeli tax laws, there is no time limit for utilizing tax losses.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24           Income tax (Cont’d)

(d) Movement in deferred tax assets and liabilities during the year

	Vessels containers handling equipment and other tangible assets	Financial instruments	Employee benefits	Accumulated tax losses	Other items	Total
	US $ in millions
Balance at January 1, 2022	(144.7)		17.6	9.0	(0.4)	(118.5)
Recognized in profit or loss	(40.9)	3.1	(4.3)	(2.2)	3.8	(40.5)
Recognized in other comprehensive income		10.3	(0.4)			9.9
Balance at December 31, 2022	(185.6)	13.4	12.9	6.8	3.4	(149.1)
	Vessels containers handling equipment and other tangible assets	Financial instruments	Employee benefits	Accumulated tax losses	Other items	Total
	US $ in millions
Balance January 1, 2021	(144.5)	13.4	16.9	117.7	(2.4)	1.1
Recognized in profit or loss	(0.2)	(13.4)	0.4	(108.7)	2.5	(119.4)
Recognized in other comprehensive income			0.3		(0.5)	(0.2)
Balance December 31, 2021	(144.7)		17.6	9.0	(0.4)	(118.5)

(e)	Tax assessments

The tax assessments of the Company through (and including) the year 2020 are considered to be final.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25 Segment information

ZIM is managed as one operating unit, generating revenues from operating a global liner service network of cargo shipping and related services.

The Group service lines share the use of its resources and their performance are co-dependent. Accordingly, the chief operating decision maker manages and allocates resources to the entire liner network. As there is no appropriate allocation for the Group’s results, assets and liabilities, these are all attributed to the Group’s sole operating segment.

Freight revenues are disaggregated geographically by trade zone, reflecting the Group’s service, provided throughout its global network, as follows:
	2022	2021	2020
	US $ in millions
Freight revenues from containerized cargo:
Pacific	5,504.2	5,278.8	1,860.6
Cross-Suez	1,528.5	1,254.2	392.7
Atlantic	1,231.3	960.8	577.4
Intra-Asia	1,945.9	1,714.6	453.1
Latin America	742.3	490.3	208.4
	10,952.2	9,698.7	3,492.2

Other revenues (*)	1,609.4	1,030.0	499.5
	12,561.6	10,728.7	3,991.7
(*) Mainly related to demurrage, value-added services and non-containerized cargo.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26 Commitments

Commitments are mainly in respect of future leases, present short-term leases, purchase obligations and other service charges (mainly denominated in United States dollar).

As at December 31, 2022, the projected future payments are as follows:

	Related party	Other	Total
	US $ in millions
2023	18.9	617.1	636.0
2024	104.0	1,055.1	1,159.1
2025	51.7	951.6	1,003.3
2026	51.7	843.1	894.8
2027 and thereafter	231.6	4,724.2	4,955.8
	457.9	8,191.1	8,649.0

The above schedule includes the Company’s commitments in respect of the following chartering agreements:

In February 2021, the Company entered into a strategic agreement with Seaspan, for the long-term charter of ten 15,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, intended to be delivered between February 2023 and January 2024 and to be deployed on the Company’s Asia-US East Coast Trade.

In July 2021, the Company entered into an additional strategic agreement with Seaspan, for the long-term charter of fifteen 7,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, intended to be delivered between the fourth quarter of 2023 and throughout 2024 and to be deployed across the Company’s various global-niche trades.

Pursuant to each of the above-mentioned agreements, the Company will charter the vessels for a period of 12 years. The Company expects to incur, in annualized charter hire costs per vessel, approximately US$ 17 million in respect of the abovementioned 15,000 TEU vessels, and approximately US$ 13 million in respect of the abovementioned 7,000 TEU vessels, over the term of the agreements.

See also Note 1(b) regarding additional agreements that the Company entered into during 2022 in respect of chartering vessels and purchasing liquified natural gas (LNG).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27 Contingencies

(a)

The Group is involved in a number of legal matters, including applications to approve the filing of class actions, some of which may involve significant amounts. The developments and/or resolutions in some of such matters, including through either negotiations or litigation, are subject to a high level of uncertainty that cannot be reliably quantified at the reporting date. In addition, due to market conditions, regulators in certain jurisdictions have become more active in their regulatory oversight over our industry.

As at December 31, 2022, the total amount claimed with respect to legal matters, excluding those discloses below, as well as excluding claims in the ordinary course of business, which are covered by insurance (and in respect of which the Company has included a provision in the amount it is likely to bear, based on past experience) is approximately US$ 10 million. Regarding the provision recognized in respect of legal matters, including insurance claims - see Note15.

In addition, within the ordinary course of business, the Company and its subsidiaries provided guaranties, which as at December 31, 2022 amounted to approximately US$ 8 million.
(b)

During 2017, the Company was served, together with another defendant, with an application to the Central District Court in Israel to approve the filing of class action in Israel, related to alleged breaches of competition laws in respect of carriage of vehicles form South-East Asia to Israel. The applicants estimated the total damage caused to the class of plaintiffs at a total of NIS 403 million (approximately US$ 115 million) based on an expert opinion attached to the application, although it may not necessarily be correct and/or relevant to the Company. Management, based on legal advice, believes that it has good defense arguments for dismissing the application of the claim to be approved as a class action and it is more likely than not that such application will be dismissed.

(c)

In one jurisdiction, courts ruled against shipping agencies operating in this jurisdiction in respect of alleged overcharging of local charges from customers, including a subsidiary of the Company. The shipping agencies (including the subsidiary) have appealed to the local Supreme Court against this ruling. The shipping agencies are conducting negotiations to achieve an out of court settlement.

(d)	In January 2022, an industry-related investigation involving a subsidiary of the Company was initiated in a certain jurisdiction. Since then, there were no significant updates relating to this matter.
(e)

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

(f)

During 2020, in a certain jurisdiction, the Company was served with a demand letter alleging the use by the Company of confiscated property in another jurisdiction for which the potential plaintiffs are allegedly entitled to compensation. Management, based on legal advice, believes it is more likely than not that this matter, if materialized to an asserted claim, will be rejected.

(g)

During 2021, the Company was served with a claim for an alleged patents infringement filed against it in the US. In March 2022, the plaintiff voluntarily withdrew his claim, thus resulting in the closure of the related proceedings.

(h)

In September 2022, a certain customer filed a complaint against the Company with the Federal Maritime Commission (FMC), alleging that the Company overly charged certain demurrage, detention and storage fees, in violation of the applicable regulation.

(i)

In September 2022, following communications between the parties, the Company was approached by a state regulator in a certain jurisdiction indicating that the Company did not meet the local environmental regulation, including an initial informal assessment by that regulator as to the Company’s scope of liability, subject to Company’s possible counter arguments.

(j)

The legal matters mentioned in sections (c), (d) and (e) above do not include a specific claimed amount, and/or, based on the Company’s legal advisors, the outcome of which, if any, can’t be assessed in this preliminary stage. Those matters, based on their alleged claims, regardless of their validity and merits, may each result in a potential exposure of tens of millions of US dollars. However, the developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to significant level of uncertainty that cannot be reliably quantified at the reporting date.

(k)	Based on legal advice and management estimation, the Company included a provision in its financial statements, with respect to certain legal matters.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28 Related parties

The Group’s transactions with related parties as detailed below are mainly comprised of compensation to directors and key-management personnel, transactions with associates and transactions with entities which are controlled by or under joint control of those which retain significant influence over the Company.
(a)	Associates:
(i)	Transactions:

		2022	2021	2020
	Note	US $ in millions

Other operating income	18	0.4	0.4	0.1
Operating expenses and cost of services	17	11.0	6.0	2.2
Finance income	23(a)	0.1
(ii)	Balances:
		2022	2021
	Note	US $ in millions

Trade and other receivables	8	18.5	22.5
Trade and other payables	14	0.3	0.2
(b) Key management personnel (*):
	2022	2021	2020
	US $ in millions

Short-term employee benefits	5.6	5.9	5.4
Share-based compensation	5.7	9.4	0.2
Long-term employee benefits	0.5	0.5	0.4
(*) See also Notes 11(c), 13(h) and 13(i).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28    Related parties (cont’d)

(c) Other related parties (excluding those detailed in (a)-(b) above)
(i) Transactions:
		2022	2021	2020
	Note	US $ in millions

Income from voyages and related services	16	19.5	16.8	8.1
Operating expenses and cost of services	17	1.4	5.0	7.3
Finance expenses	23 (b)	4.4	7.7	5.4
(ii)	Transactions with directors:
	2022	2021	2020
	US $ in millions

Directors fees	1.1	1.2	1.3
Share-based compensation	1.7
(iii)	Balances:

		2022	2021
	Note	US $ in millions

Trade and other receivables	8	2.4	3.3
Trade and other payables	14	0.2	0.5
Lease liabilities (*)	7	41.4	114.3

(*) Includes lease liabilities for which the Group paid (principal and interest) US$ 64 million and US $70 million during the year ended December 31, 2022 and 2021 respectively.
(d) Transactions with relate parties were carried out in common market terms in the ordinary course of business. Regarding commitments to related parties, see also Note 26.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29 Financial risk management

Overview

The Group has exposure to the following risks, related to financial instruments:

▪	Credit risk

▪	Liquidity risk

▪	Market risk

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

The income of the Group is derived from cargo shipping and related services in different countries worldwide. The exposure to a concentration of credit risk with respect to trade receivables is limited due to the relatively large number of customers, wide geographic spread and the ability in some cases to auction the contents of the container, the value of which is most likely to be greater than the customer’s debt for the services provided with respect to such container.

The Group has established a credit policy under which each new credit customer is analyzed individually for creditworthiness before the Group’s standard payment and delivery terms and conditions are offered. The Group’s review includes financial analysis from external sources. Credit limits are established for each customer, representing its maximum outstanding balance, available upon approval by the relevant level of authorization. These limits are reviewed periodically, at least once a year. Customers that fail to meet the Group’s benchmark creditworthiness may transact with the Group only on a cash basis.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29          Financial risk management (cont'd)

(a) Financial risk (cont’d)
(1) Credit risk (cont’d)

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

Provisions for doubtful debts are made to reflect the expected credit losses related to debts whose collection is doubtful per management's estimation (see also Note 23(b)).

Investments

During the second half of 2021, the Company adopted a new investment policy in respect of its cash reserves, mainly comprised of investments in time deposits, fixed income instruments and liquidity funds, all of which denominated in US dollar, aiming to achieve diversification, while maintaining conservative credit risk, liquidity and capital preservation. According to such policy, the Company invests in Investment-Grade rated debt instruments, based on leading credit rating agencies. As of December 31, 2022, the weighted average duration of the Company’s investments in debt instruments was 2.2 years. The Company’s investment committee meets, at least on a quarterly basis, to review the performance of the portfolio managers, discuss market trends and investment outlook, while ensuring compliance with the Company’s investment policy.

Exposure to credit risk

Cash and cash equivalents and bank deposits – Deposits and cash balances at banks are primarily held at banks with a credit rating of at least BBB+.

Other investment instruments – carrying amount by credit rating:

2022
US $ in millions
AA- to AAA	986.9
A- to A+	295.6
BBB- to BBB+	248.7
Total Outstanding	1,531.2

?

Trade receivables

The carrying amount of financial assets represents the maximum credit exposure.

As at December 31, 2022 credit to customers in the amount of approximately US$ 232.3 million is guaranteed by credit insurance.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29          Financial risk management (cont’d)

(2) Liquidity risk

The Group monitors its level of cash and highly marketable investments to ensure sufficient liquidity to meet its obligations and expected needs, considering the Group’s short-term and long-term plans and forecasts.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

?

		December 31, 2022
		Carrying	Contractual				More than
		amount	cash flows	0-1 years	1-2 years	2-5 years	5 years
	Note	US $ in millions
Non-derivative financial liabilities
Long-term loans and other liabilities	12(a)	119.4	141.4	50.0	20.1	37.7	33.6
Lease liabilities	7(b)	4,159.5	4,770.7	1,654.6	1,429.3	1,536.5	150.3
Short-term borrowings	12(a)	53.0	53.0	53.0
Trade and other payables	14	583.9	583.9	583.9
		4,915.8	5,549.0	2,341.5	1,449.4	1,574.2	183.9

		December 31, 2021
		Carrying	Contractual				More than
		amount	cash flows	0-1 years	1-2 years	2-5 years	5 years
	Note	US $ in millions
Non-derivative financial liabilities
Long-term loans and other liabilities	12(a)	142.9	167.0	27.9	42.0	97.1
Lease liabilities	7	3,071.7	3,436.5	1,022.7	912.6	1,267.1	234.1
Short-term borrowings	12(a)	106.5	106.9	106.9
Trade and other payables	14	534.4	534.4	534.4
		3,855.5	4,244.8	1,691.9	954.6	1,364.2	234.1

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29 Financial risk management (cont’d)
(3) Market risk
(i)  Currency risk

The Group is exposed to currency risk on purchases, receivables and payables where they are denominated in a currency other than the United States dollar.

The Group’s exposure to foreign currency risk was as follows based on notional amounts:

	December 31, 2022
	US$	NIS	Others
	US $ in millions	US $ in millions	US $ in millions
Non-current assets
Other receivables	110.9		1.2
Other non-current investments	1,370.5	1.2	1.5

Current assets
Other current investments	2,221.7	0.1	11.2
Trade and other receivables	693.7	0.8	92.0
Cash and cash equivalents	930.0	11.7	80.4

Non-current liabilities
Loans and other liabilities	(89.0)		(3.0)
Lease liabilities	(2,749.0)	(9.7)	(20.0)

Current liabilities
Short term borrowings and current maturities	(95.4)		(0.7)
Lease liabilities	(1,366.0)	(7.9)	(6.9)
Trade and other payables	(418.5)	(100.8)	(64.6)

	608.9	(104.6)	91.1
?
	December 31, 2021
	US$	NIS	Others
	US $ in millions	US $ in millions	US $ in millions
Non-current assets
Other receivables	106.4		0.8
Other non-current investments	165.8	1.3	2.1

Current assets
Other current investments	2,136.4		8.0
Trade and other receivables	1,112.8	2.2	92.4
Cash and cash equivalents	1,460.6	22.1	60.6

Non-current liabilities
Loans and other liabilities	(119.1)		(1.8)
Lease liabilities	(2,148.6)	(7.4)	(22.7)

Current liabilities
Short term borrowings and current maturities	(130.1)		(0.6)
Lease liabilities	(880.0)	(6.3)	(6.7)
Trade and other payables	(428.9)	(50.6)	(55.1)

	1,275.3	(38.7)	77.0

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29 Financial risk management (cont’d)

(3) Market risk (cont’d)

(i) Currency risk (cont’d)

Sensitivity analysis

A 10% appreciation of the United States dollar against NIS at December 31 would have increased / (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.The analysis has been performed on the same basis for 2022 and 2021.

Profit or loss
US $ in millions
December 31,2022	10.5
December 31,2021	3.3

A 10% devaluation of the United States dollar against the NIS on December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(ii) Interest rate risk

The Group prepares a summary of its exposure to interest rate risk on a periodic basis.

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:?

	Carrying amount
	2022	2021
	US $ in millions	US $ in millions
Fixed rate instruments
Financial assets	4,620.1	3,852.9
Financial liabilities (mostly lease liabilities)	(4,257.9)	(3,285.7)
	362.2	567.2

Variable rate instruments
Financial liabilities	(73.9)	(35.4)
	(73.9)	(35.4)

?

Fair value sensitivity analysis for fixed rate instruments

Fixed rate instruments accounted by the group at fair value through profit or loss are in immaterial amounts.

An increase (decrease) of 1% in the interest rate of fixed rate instruments accounted by the group at fair value through other comprehensive income would have result with an approximate decrease (increase) in equity of US$ 24 million, net of tax.

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

(2) Financial instruments measured at fair value

When measuring the fair value of an asset or a liability, the Company uses market observable data to the extent applicable. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

■ Level 1:    quoted prices (unadjusted) in active markets for identical instruments.
■ Level 2:    inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
■ Level 3:    inputs that are not based on observable market data (unobservable inputs).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29 Financial risk management (cont’d)
(b) Fair value (cont’d)
	December 31,
	2022
	Investments in sovereign bonds at fair value through other comprehensive income	Investments in corporate bonds at fair value through other comprehensive income	Investments in equity instruments at fair value through other comprehensive income	Investments in equity instruments at fair value through profit and loss	Derivative instrument
	US $ in millions
Level 1 financial instruments carried at fair value
Other investments:
Current	153.7	59.0	2.3
Non-current	739.8	578.7	39.9
	893.5	637.7	42.2

Level 3 financial instruments carried at fair value
Non-current other investments				11.2
Non-current loans and other liabilities					(13.7)
				11.2	(13.7)

	893.5	637.7	42.2	11.2	(13.7)

	December 31,
	2021
	Investments in sovereign bonds at fair value through other comprehensive income	Investments in corporate bonds at fair value through other comprehensive income	Investments in equity instruments at fair value through other comprehensive income	Investments in equity instruments at fair value through profit and loss
	US $ in millions

Level 1 financial instruments carried at fair value
Other investments:
Current	2.0	16.3	2.0
Non-Current	35.5	127.4
	37.5	143.7	2.0

Level 3 financial instruments carried at fair value
Other investments:
Non-Current				2.3
	37.5	143.7	2.0	2.3