Form 20-F
period 2023-12-31
ZIM Integrated Shipping Services Ltd.
filed 2024-03-13
CIK 1654126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 120,286,627.

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

☐ Item 17          ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐          No ☒

ZIM INTEGRATED SHIPPING SERVICES LTD.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		93
A.	Major shareholders	93
B.	Related party transactions	94
C.	Interests of Experts and Counsel	102
ITEM 8. FINANCIAL INFORMATION		102
A.	Consolidated statements and other financial information	102
B.	Significant changes	103
ITEM 9. THE OFFER AND LISTING		103
A.	Offering and listing details	103
B.	Plan of distribution	103
C.	Markets	103
D.	Selling shareholders	103
E.	Dilution	103
F.	Expenses of the issue	103
ITEM 10. ADDITIONAL INFORMATION		103
A.	Share capital	103
B.	Memorandum of association and bye-laws	104
C.	Material contracts	104
D.	Exchange controls	104
E.	Taxation	104
F.	Dividends and paying agents	109
G	Statement by experts	109
H.	Documents on display	109
I.	Subsidiary information	109
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		109
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		109
A.	Debt securities	109
B.	Warrants and rights	109
C.	Other securities	109
D.	American Depositary Shares	109

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

“charter”
The leasing of a vessel for a certain purpose at a predetermined rate for a predetermined period of time (where the hire is an agreed daily rate) or for a designated voyage (where the hire is agreed and based on volume/ quantity of goods).

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

“EPA”	The U.S. Environmental Protection Agency, an agency of the U.S. federal government responsible for protecting human health and the environment.

“FCL”	Full Container Load, which refers to cargo shipped in a complete container.

“feeder”	A small tonnage vessel that provides a linkage between ports and long hull vessels or main hub ports and smaller facility ports, which may be inaccessible to larger vessels.

“feeder service”	A line of service that transfers cargo between a central hub port and regional ports for a transcontinental ocean voyage.

“freight forwarder”	Non-vessel operating common carriers that assemble cargo from customers for forwarding through a shipping company.

“GDP”	Gross domestic product.

“global orderbook”	The list of newbuilding orders as provided by Alphaliner.

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

“long-term lease”	In relation to container leasing, a lease typically for a term which exceeds five years, during which an agreed leasing rate is payable.

“MARPOL Convention”	The International Convention for the Prevention of Pollution from Ships.

“MEPC”	The Marine Environment Protection Committee of the IMO.

“MTSA”	The US Maritime Transport Security Act of 2002.

“newbuilding”	A vessel under construction or on order.

“non-dominant leg”, or “counter-dominant leg”	The direction of shipping on a particular trade with the lower transport volumes. The opposite direction of shipping is called the “dominant” leg.

“non-vessel operating common carrier”	A carrier, usually a freight forwarder, which does not own or operate vessels and is engaged in the provision of shipping services, normally issuing a house bill of lading.

“off hire”
A period within a chartering term during which no charter hire is being paid, in accordance with the charter arrangement, due to the partial or full inability of vessels, owners or crew to comply with charterer instructions resulting in the limited availability or unavailability of the vessel for the use of the charterer.

“OSRA”
The U.S. Federal Ocean Shipping Reform of Act 2022. This legislation increases the authority of the Federal Maritime Commission (FMC) in regulating the maritime shipping industry, including with respect to detention and demurrage charges, and by prohibiting common ocean carriers, marine terminal operators, or ocean transportation intermediaries from unreasonably refusing cargo space when available.

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

Items included in our financial statements are measured using the currency of the primary economic environment in which we operate, the U.S. dollar, or the Functional Currency. Our financial statements and other financial information included in this Annual Report are presented in U.S. dollars unless otherwise noted. See Note 2(d) of our audited consolidated financial statements for the year ended December 31, 2023, included elsewhere in this Annual Report.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Annual Report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

•
our expectations regarding general market conditions, including as a result of global trends and geopolitical events and developments such as, but not limited to, the Houthi attacks against vessels in the Red Sea, which have, among other consequences, resulted in companies re-routing vessels, the war between Israel and Hamas and the armed conflict between Israel and Hezbollah, the political and military instability in the Middle East, the Russia-Ukraine conflict, rising inflation and corresponding interest rates and the aftermath effects of the COVID-19 pandemic or other pandemics;

•
our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in vessel and container supply, industry consolidation, demand for containerized shipping services, bunker and alternative fuel prices, charter and freights rates, container values and other factors affecting supply and demand;

•	our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses;

•
our ability to adequately respond to political, economic and military instability in Israel and the Middle East (particularly as a result of the Israel-Hamas war and the Israel-Hezbollah armed conflict), and our ability to maintain business continuity as an Israeli-incorporated company in times of emergency.

•	our ability to effectively handle cyber-security threats and recover from cyber-security incidents, including in connection with the Israel-Hamas war and the Israel-Hezbolla armed conflict.

•	our anticipated ability to obtain additional financing in the future to fund expenditures.

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

•
our expectations regarding our environmental and regulatory conditions, including with respect to the drought situation around the Panama Canal, and including changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations;

•	our beliefs regarding potential liability from current or future litigation;

•	our plans regarding hedging activities;

•	our ability to pay dividends in accordance with our dividend policy; and

•	our expectations regarding our competition and ability to compete effectively.

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

•
The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global geopolitical and economic conditions and the many factors that affect supply and demand in the shipping industry, including the Yemeni Houthis’ attacks on ships in the Red Sea that forced many ocean carriers to reroute some of their vessels to alternative, longer and more expensive routes, the political and military instability in the Middle East as a result of the Israel-Hamas war and other armed conflicts in the region (such as between Israel and Hezbollah in Lebanon and Syria), the Russia-Ukraine war, US-China tensions related to trade restrictions, regulatory developments, relocation of manufacturing, logistical bottlenecks in certain location along the cargo carriage chain, the long-term impacts of the COVID-19 pandemic or other pandemics, rising inflation and climbing interest rates and fluctuations in demand for containerized shipping services which could significantly impact freight rates.

•
We are incorporated and based in Israel. Our results may be adversely affected by political, economic, and military instability in Israel and the Middle East. The fact that we are incorporated in Israel might limit our ability to conduct and expand our business.

•
The military conflicts between Russia and Ukraine and Israel and Hamas and other geopolitical instabilities may cause financial markets to plummet, reduce global trade, increase bunker prices and may have a material adverse effect on our business, financial condition, results of operations and liquidity.

•
We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, our costs associated with chartering vessels are unpredictable and could be, in certain circumstances, high even when the freight market is in a downward trend.

•	Future imbalance between supply of global container ship capacity and demand may limit our ability to operate our vessels profitably.

•	Limited or unavailable access to ports, canal passages and means of land transportation (mostly rail and trucking), including due to congestion.

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

•
Our ability to participate in operational partnerships in the shipping industry remains limited, which may adversely affect our business. In addition, we face risks related to our strategic cooperation agreement with the 2M Alliance which, following the joint statement by its members MSC and Maersk announcing the termination of the 2M alliance, will be terminated in January 2025, and can be unilaterally terminated even earlier by any party to the agreement after an initial period of 18 months (subject to provision of a six month prior written notice).

•
The container shipping industry is highly competitive, and competition may intensify even further. Certain of our large competitors may be better positioned and have greater financial resources than us and may therefore be able to offer more attractive schedules, services and rates, which could negatively affect our market position and financial performance.

•	We may be unable to retain existing customers or may be unable to attract new customers.

•	We face various cyber-security risks both as a shipping company and as an Israeli-based company, particularly in times of war and military conflicts.

•
Volatile bunker prices, including as a result of environmental regulation (such as the European emission trade system scheme in effect as of January 1, 2024, or the mandatory transfer to low sulfur oil bunker pursuant to the IMO 2020 Regulations), dependency on gas suppliers for LNG operated vessels or other geopolitical and economic events, may have an adverse effect on our results of operations.

•
We are subject to environmental regulations, and in addition, ESG regulation and reporting requirements have intensified and are expected to continue to intensify in the future, including without limitation, with respect to the use of cleaner fuel and/or imposition of vessel speed limits, which could increase our operational costs.

•
The container shipping industry has been subject to legislative initiatives and extensive scrutiny by regulators around the world since the temporary spike in freight rates and related charges following the outbreak of the COVID-19 pandemic in 2020, although those have normalized since the second half of 2022. In particular, the ministry of transportation in China approached several carriers, including the Company, with a request for information with respect to the charging of customers practices, and filing of charges and changes in charges with the relevant regulators. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) mandates a series of rulemaking projects by the Federal Maritime Commission (FMC) such as regarding the prohibition to unreasonably refuse to carry cargo,  and requires carriers to immediately implement certain requirements in detention and demurrage invoices, which may affect our ability to effectively collect these fees from our customers, heighten the risk of civil litigation against us and adversely affect our financial results. If we are found to be in violation of the applicable regulation, we could be subject to various sanctions, including monetary sanctions.

Risks related to our business and our industry

We predominately operate in the container segment of the shipping industry, and the container shipping industry is dynamic and volatile.

Our principal operations are in the container shipping market and we are significantly dependent on conditions in this market, which are for the most part beyond our control. For example, our results in any given period are substantially impacted by supply and demand in the container shipping market, which impacts freight rates, bunker prices, and the prices we pay under the charters for our vessels. Unlike some of our competitors, we do not own any ports or similar ancillary assets (except for minority ownership rights in a company operating a terminal in Tarragona, Spain, which is currently in the process of winding down). Due to our relative lack of diversification, an adverse development in the container shipping industry would have a significant impact on our financial condition and results of operations.

The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global economic crises and the many conditions and factors that affect supply and demand in the shipping industry, which include:

•
global and regional economic and geopolitical trends, including armed conflicts (such as in the Middle East and between Russia and Ukraine), terrorist activities, embargoes, strikes, inflation rates, climbing interest rates, trade wars and the short- and long-term impacts of the COVID-19 or other pandemics on the global economy;

•	the global supply of and demand for commodities and industrial products globally and in certain key markets, such as China;

•
developments or disturbances in international trade, including the imposition of tariffs, the modification of trade agreements between states and other trade protectionism (for example, in the U.S.-China trade);

•	currency exchange rates;

•	prices of energy resources, including vessel fuels and marine LNG;

•	environmental and other regulatory developments;

•	changes in seaborne and other transportation patterns;

•	changes in the shipping industry, including mergers and acquisitions, bankruptcies, restructurings and alliances;

•	changes in the infrastructure and capabilities of canals, ports and terminals;

•	weather conditions;

•	outbreaks of diseases, including the COVID-19 pandemic; and

•	development of digital platforms to manage operations and customer relations, including billing and services.

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) increased from 818 points on April 23, 2020, with the global outbreak of COVID-19, to 5,047 as of December 31, 2021, but as of December 31, 2023, was 1,760. In 2022 and 2023, freight rates have significantly declined due to reduced demand as well as the easing of both COVID-19 restrictions and congestion in ports, and this trend may change again depending on future supply and demand curves, bottlenecks around the world and other factors. Furthermore, rates within the charter market, through which we source most of our capacity, may fluctuate significantly based upon changes in supply and demand for shipping services. The severe shortage of vessels available for hire during 2021 and the first half of 2022 has resulted in a significant increase of charter rates and longer charter periods dictated by owners, however, since September 2022, charter hire rates have been normalizing, with vessel availability for hire still low. Charter hire rates in 2023 have fallen to pre-COVID-19 levels on average, as additional capacity entered the market and increased pressure on charter rates. See below  “ – We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.”

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

Our business and operating results have been, and will continue to be, affected by worldwide and regional economic and geopolitical challenges, including global economic downturns. In particular, the outbreak of the war between Israel and Hamas in October 2023, which has led to military, political and economic instability in the Middle East, may affect our business operations as an Israeli-based company. Additional armed conflicts between Israel and other terror groups such as Hezbollah have flared in other countries in the Middle East. Specifically, since October 2023, the Iranian-linked Houthis in Yemen have been launching continuous attacks against vessels sailing in the Red Sea crossing the Bab-El-Mandeb straits, causing cargo flow disruptions, and disrupting global shipping. In response, we have taken temporary proactive measures by re-routing some of our vessels and restructuring our services on the Indian subcontinent to East Mediterranean trade. An escalation of this situation may have a material adverse effect on our business, financial condition, and results of operations. See also “– We are incorporated and based in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel. Specifically, the current war between Israel and Hamas and the additional armed conflicts in the Middle East may adversely affect our business.”

Moreover, the war between Israel and Hamas, military conflicts in the Middle East and the war between Russia and Ukraine may adversely affect the global supply chain and the maritime shipping industry. In response to the Houthis’ attacks in the Red Sea, several of our competitors have also re-routed their services, leading to longer voyage schedules and higher costs of operations. Further, these military conflicts have led and may continue to lead to a decline in the financial markets and to a rise in energy prices. The continued conflicts impede the global flow of goods, and could result in product and food shortages, could harm economic growth and could place more pressure on already rising inflation. Furthermore, freight movement and supply chains in the Red Sea, Ukraine and neighboring countries have been, and may continue to be, significantly disrupted. Economic sanctions levied on Russia, Iran, Hamas and its leaders and on Russian oil and oil products may cause further global economic downturns, including additional increases in bunker costs. A further deterioration of the current conflicts or other geopolitical instabilities may cause global markets to plummet, affect global trade, increase bunker prices and may have a material adverse effect on our business a financial condition, results of operations and liquidity.

Currently, global demand for container shipping is highly volatile across regions and remains subject to downside risks stemming mainly from factors such as reduction in consumption, the geopolitical situation, increase of interest rates, possible long term effects of the COVID-19 pandemic, severe hits to the GDP growth of both advanced and developing countries, fiscal fragility in advanced economies, high sovereign debt levels, highly accommodative macroeconomic policies and persistent difficulties accessing credit.

According to a report by the International Monetary Fund (IMF) as of January 2024, global growth is expected to decrease to 3.1% in 2024 compared to 3.2% in 2023. Global inflation is expected to be 5.8% in 2024 and 4.4% in 2025. Geopolitical trends and economic downturns may decrease global growth and increase inflation more than currently expected. The recent deterioration in the global economy has caused, and may continue to cause, volatility or a decrease in worldwide demand for certain goods shipped in containerized form. In particular, if growth in the regions in which we conduct significant operations, including the United States, Asia and the Black Sea, Europe and Mediterranean regions, slows for a prolonged period and/or there is significant additional deterioration in the global economy, such conditions could have a material adverse effect on our business, financial condition, results of operations and liquidity.

If these or other global conditions continue to deteriorate during 2024, global growth may take another downturn and demand in the shipping industry may decrease. Geopolitical challenges such as rising inflation in the U.S. as well as in other dominant countries, enhanced and other political crises and military conflicts and further escalation in the Middle East, between the U.S. and Russia, trade wars, weather and natural disasters, embargoes and canal closures could also have a material adverse effect on our business, financial condition and results of operations.

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

According to the world shipping council (WSC), the Asia trade regions represent approximately 70% of the total TEUs of international container trade, and the Intra-Asia trade alone accounts for at least one quarter of the global market. Although we also operate in many other countries in Asia, a significant portion of our business originates from China and therefore depends on the level of imports and exports to and from China. Trade tensions between the US and China have intensified in recent years, and trade restrictions have reduced bilateral trade between the US and China and led to shifts in trade structure and reductions in container trade. For more information on the risks related to US/China trade restrictions, see “– Our business may be adversely affected by trade protectionism in the markets that we serve, particularly in China.” Furthermore, as China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in China, seasonal decrease in manufacturing levels due to the Chinese New Year holiday, factory shutdowns due to COVID-19 pandemic or other factors, could have a material adverse effect on our business. For instance, in recent years the Chinese government has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and national security measures for Hong Kong which may have the effect of reducing the supply of goods available for export and may, in turn, result in decreased demand for cargo shipping. In recent years, China has experienced an increasing level of economic autonomy and a gradual shift toward a “market economy” and enterprise reform. However, many of the reforms implemented, particularly some price limit reforms, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Changes in laws and regulations, including with regard to tax matters, and their implementation by local authorities could affect our vessels calling on Chinese ports and could have a material adverse effect on our business, financial condition and results of operations.

Imbalance between supply of global container ship capacity and demand may limit our ability to operate our vessels profitably.

According to Alphaliner, as of December 31, 2023, global container ship capacity was approximately 28 million TEUs, spread across approximately 6,000 vessels. Furthermore, global container ship capacity is expected to increase by 9.9% in 2024, with a vessel order book of 7.1 million TEU, while demand for shipping services is projected to increase only by 2.2%, therefore the increase in vessel capacity is expected to be much higher than the increase in demand for container shipping.

We endeavor to adapt our vessel fleet capacity to the supply and demand trends. For example, in an attempt to meet the sharp demand increase during 2021, we have expanded our operated vessel fleet from 87 vessels as of January 1, 2021, to 150 vessels as of December 31, 2022 (including eight purchased secondhand), as well as entered into strategic long term charter transactions. See “Item 4.B – Business Overview – Our vessel fleet – Strategic Chartering Agreements.” As of December 31, 2023, we operated 144 vessels. Responses to changes in market conditions may be slower as a result of the time required to build new vessels and adapt to market needs and due to shortage of vessels in the charter market, or, on the opposite, to terminate charter agreements earlier than expected. As shipping companies purchase vessels years in advance of their actual use to address expected demand, vessels may be delivered during times of decreased demand (or oversupply if other carriers act in kind) or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may face oversupply in the coming years and numerous other factors beyond our control may also contribute to increased capacity, including deliveries of new, refurbished or converted vessels, as a response to, amongst other factors, port and canal congestion, any change in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, drydocked, or are otherwise not available for hire), as well as decreased scrapping levels of older vessels. In the event of overcapacity, there is no guarantee that measures of blank sailings and redelivery of chartered vessels will prove successful, partially or at all in mitigating the gap between excess supply and demand. Excess capacity generally depresses freight rates and can lead to lower utilization of vessels, which may adversely affect our revenues and costs of operations, profitability and asset values. Overcapacity can cause the industry to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on our financial condition, results of operations and liquidity.

Access to ports and canals could be limited or unavailable, including due to geopolitical events, weather and climate conditions, congestion in terminals and inland supply chains, and we may incur additional costs as a result thereof.

Global development of new terminals continues to be outpaced by the increase in demand. In addition, the increasing vessel size of containership newbuilding has forced adjustments to be made to existing container terminals. As such, existing terminals are coping with high berth utilization and space limitations of stacking yards, which are at near-full capacity. This results in longer cargo operations times for the vessels and port congestion, which could increase operational costs and have a material adverse effect on affected shipping lines. Decisions about container terminal expansion and port access are made by national or local governments and are outside of our control. Such decisions are based on local policies, priorities and concerns and the interests of the container shipping industry may not be considered.

Our access to ports may also be limited or unavailable due to other reasons. As industry capacity and demand for container shipping continue to grow, we may have difficulty in securing sufficient berthing windows to expand our operations in accordance with our growth strategy, due to the limited availability of terminal facilities. This is especially the case for express or expedited services that we operate, as such services depend on our ability to secure favorable berthing windows that facilitate smooth flow of the carried cargo along the supply chain. In addition to ports, our access to canal transit may be restricted, whether because of the worsening drought conditions in the Panama Canal or the Yemeni Houthis’ continued attacks on vessels in the Red Sea headed to the Suez Canal. If canal transit remains restricted or inaccessible altogether, we will be required to limit the number of vessels in the canals or re-route our vessels altogether, which is expected to increase our operating expenses and may have a material adverse effect on our business, financial condition and results of operations.

 Our status as an Israeli company has limited, and may continue to limit, our ability to call on certain ports. For example, in December 2023, the Malaysian government announced its decision to prohibit us from docking at any Malaysian port in response to the Israel-Hamas war. Furthermore, major ports may close for long periods of time due to maintenance, natural disasters, strikes, pandemics, including COVID-19, or other reasons beyond our control. For example, the COVID-19 pandemic has caused disruptions to global trade and severe congestion at ports and inland supply chains. Ports and terminals may implement certain measures such as dwell fees or similar charges applied against containers that remain in the terminal longer than the specified amount of days, as well as work procedures intended to relieve congestion which may also limit our access to terminals and apply additional costs to us or to our customers. Although we have taken measures to relieve congestion and to avoid additional costs as a result of dwell fees and similar charges, these and other measures may be imposed in additional ports and terminals in other geographical areas, and we may not be able to recover or mitigate the additional costs by applying similar charges on our customers. Although port, terminal and inland supply chain congestion generally eased since the second half of 2022 and throughout 2023, other recent macroeconomic and geopolitical events may place pressure on terminals to increase their services rates, thereby increasing our operational costs. We cannot ensure that our efforts to secure sufficient port access will be successful. Any of these factors may have a material adverse effect on our business, financial condition and results of operations.

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

Our ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect our business, and we or the 2M Alliance, which has announced its termination in January 2025, can unilaterally terminate the agreement earlier than January 2025 by providing a six-month prior written notice.

The container shipping industry has experienced a reduction in the number of major carriers, and until recently, a continuation and increase of the trends of strategic alliances and partnerships among container carriers, which can result in more efficient and better coverage for shipping companies participating in such arrangements. For example, in 2016 CSCL was acquired by COSCO, APL-NOL was acquired by CMA CGM, United Arab Shipping Company merged with Hapag-Lloyd and Hanjin Shipping exited the market as a result of a bankruptcy, during 2017, Hamburg Sud was acquired by Maersk, three large Japanese carriers, K-Line, MOL and NYK merged into ONE and OOCL was acquired by COSCO, and in April 2020, Hyundai Merchant Marine (HMM) consummated the termination of its strategic cooperation with 2M and joined THE Alliance. Past consolidation in the industry has affected the existing strategic alliances between shipping companies. For example, the Ocean Three alliance, which consisted of CMA CGM Shipping, United Arab Shipping Company and China Shipping Container Lines, was terminated in 2019 and replaced by the Ocean Alliance, consisting of COSCO Shipping Group (including China Shipping and OOCL), CMA CGM Shipping Group (including APL) and Evergreen Marine. In January 2023, the 2M Alliance members, MSC and Maersk, announced that the 2M Alliance will be terminated in January 2025, and in January 2024 Maersk and Hapag Lloyd announced they would establish the new Gemini Alliance beginning in February 2025, resulting in Hapag Lloyd leaving the THE Alliance.

We are currently not party to any strategic alliances and therefore have not been able to achieve the benefits associated with being a member of such an alliance. If, in the future, we would like to enter into a strategic alliance but are unable to do so, we may be unable to achieve the cost and other synergies that can result from such alliances. However, we are party to operational partnerships with other carriers in some of the trade zones in which we operate, including a strategic operational agreement with the 2M Alliance (expected to terminate in January 2025) on the Asia-US East Coast and Asia-US Gulf Coast trades. See “Item 4.B – Business Overview – Our operational partnerships.” We may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents. The unilateral termination of our existing operational agreements, including with the 2M Alliance, or any future cooperation agreement we may enter into, could adversely affect our business, financial condition and results of operations.

These strategic cooperation agreements and other arrangements, if we choose to enter into them with other carriers, could also reduce our flexibility in decision making in the covered trade zones, and we are subject to the risk that the expected benefits of the agreements may not materialize. Furthermore, in other trade zones in which other alliances operate, we are still unable to benefit from the economies of scale that many of our competitors are able to achieve through participation in strategic arrangements (i.e., strategic alliances or operational agreements). Our status as an Israeli company has limited, and may continue to limit, our ability to call on certain ports and has therefore limited, and may continue to limit, our ability to enter into alliances or operational partnerships with certain shipping companies. In addition, our existing collaboration with the 2M Alliance may limit our ability to enter into alliances or other certain operational agreements. If we are not successful in expanding or entering into additional operational partnerships which are beneficial to us, this could adversely affect our business.

Our business may be adversely affected by trade protectionism in the markets that we serve, particularly in China.

Our operations are exposed to the risk of increased trade protectionism. Governments may use trade barriers in an effort to protect their domestic industries against foreign imports, thereby further depressing demand for container shipping services. In recent years, increased trade protectionism in the markets that we access and serve, particularly in China, where a significant portion of our business originates, has caused, and may continue to cause, increases in the cost of goods exported and the risks associated with exporting goods as well as a decrease in the quantity of goods shipped. In November 2020 China and additional 15 countries in the Asia-Pacific region entered into the largest free trade pact, the RCEP Regional Comprehensive Economic Partnership), which is expected to strengthen China’s position on trade protectionism related matters. China’s import and export of goods may continue to be affected by trade protectionism, specifically the ongoing U.S.-China trade dispute, which has been characterized by escalating trade barriers between the U.S. and China as well as trade relations among other countries. These risks may have a direct impact on demand in the container shipping industry. In January 2020 China and the U.S. reached an agreement aimed at easing the trade war. However, tensions between China and the U.S. continue, and there is no assurance that further escalation will be avoided.

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

 The global COVID-19 pandemic has created significant business disruptions and affected our business, and future outbreaks of new COVID-19 strains or other pandemics may continue to create significant business disruptions and affect our business in the future.

 In March 2020, the World Health Organization declared the outbreak of novel coronavirus COVID-19 a global pandemic. During the three years following the outbreak, COVID-19 pandemic has spread globally and caused high mortality and morbidity rates world-wide, with some geographic regions affected more than others. The COVID-19 pandemic has significantly impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels in some of its phases. In addition, the pandemic has resulted in temporary closures of many businesses and the institution of social distancing and sheltering in place requirements in many states and communities, as well as lockdowns and restrictions on travel.

Although we are considered an essential business and therefore enjoyed certain exemptions from the restrictions under Israeli regulations, we have voluntary reduced our maximum permitted percentage of staffing in our offices in order to mitigate the COVID-19 risks and have therefore relied more on remote connectivity. Similarly, our sea crews and staff located in offices worldwide have been adversely affected as a result of the COVID-19 pandemic. COVID-19 vaccination campaigns were launched in many countries worldwide, including Israel. During 2022, the outbreak of the COVID-19 pandemic gradually subsided worldwide. However, an outbreak of a new COVID-19 strain or a new pandemic may have a material adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic has resulted in reduced industrial activity in various countries around the world, with temporary closures of factories and other facilities such as port terminals, which led to a temporary decrease in supply of goods and congestion in warehouses and terminals. For example, in January 2020, the government of China imposed a lockdown during the Chinese New Year holiday which prevented many workers from returning to the manufacturing facilities, resulting in prolonged reduction of manufacturing and export. Government-mandated shutdowns in various countries have also temporarily decreased consumption of goods, negatively affecting trade volumes and the shipping industry globally during the first half of 2020. In China, many of the COVID-19 restrictions and factory lockdowns persisted until December 2022. If new strains of COVID-19 or new pandemics erupt, we may face risks to our personnel and operations. Such risks include delays in the loading and discharging of cargo on or from our vessels due to severe congestion at ports and inland supply chains, difficulties in carrying out crew changes, off hire time due to quarantine regulations, delays and expenses in finding substitute crew members if any of our vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions, difficulties in procuring new containers due to temporary factories’ shutdowns and increased risk of cyber-security threats due to our employees working remotely. Fear of the virus and the efforts to prevent its spread may increase pressure on the supply-demand balance, which could also put financial pressure on our customers and increase the credit risk that we face in respect of some of them. Such events have affected our operations and may have a material adverse effect on our business, financial condition and results of operations. In addition, these and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risk factors disclosed in this Annual Report.

The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect our market position and financial performance.

We compete with a large number of global, regional and niche container shipping companies, including, for example, Mediterranean Shipping Company (“MSC”), A.P. Moller-Maersk Group (“Maersk”), COSCO Shipping, CMA CGM S.A., Hapag-Lloyd AG, ONE and Yang Ming Marine Transport Corporation to provide transport services to customers worldwide. In each of our key trades, we compete primarily with global container shipping companies. The cargo shipping industry is highly competitive, with the top three carriers in terms of global capacity — MSC, Maersk and CMA CGM — accounting for approximately 46.7% of global capacity, and the remaining carriers together contributing less than 53.3% of global capacity as of December 2023, according to Alphaliner. Certain of our large competitors may be better positioned and have greater financial resources than us and may therefore be able to offer more attractive schedules, services and rates. Some of these competitors operate larger fleets with larger vessels and with higher vessel ownership levels than us and may be able to gain market share by supplying their services at aggressively lower freight rates for a sustained period of time. In addition, mergers and acquisition activities within the container shipping industry in recent years have further concentrated global capacity with certain of our competitors. See “– Our ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect our business, and we or the 2M Alliance, which recently announced its termination in January 2025, can unilaterally terminate the agreement earlier than January 2025 by providing a six month prior written notice.” If one or more of our competitors expands its market share through an acquisition or secures a better position in an attractive niche market in which we operate or intend to enter, we could lose market share as a result of increased competition, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to retain existing customers or may be unable to attract new customers.

Our continued success requires us to maintain our current customers and develop new relationships. We cannot guarantee that our customers will continue to use our services in the future or at the current level. We may be unable to maintain or expand our relationships with existing customers or to obtain new customers on a profitable basis due to competitive dynamics, especially in periods of market downturn. In addition, as some of our customer contracts are longer-term in nature (up to one year), if market freight rates increase, we may not be able to adjust the contractually agreed rates to capitalize on such increased freight rates until the existing contracts expire, while if freight rates decline below the agreed contract terms we may face pressure from our customers to adjust the contract rates to the prevailing market rates. Upon the expiration of our existing contracts, we cannot assure you that our customers will renew the contracts on favorable terms, or if at all, or that we will be able to attract new customers. Any adverse effect would be exacerbated if we lose one or more of our significant customers. In 2023, our 10 largest customers represented approximately 13% of our freight revenues and our 50 largest customers represented approximately 28% of our freight revenues. Although we believe we currently have a diversified customer base, we may become dependent upon a few key customers in the future, especially in particular trades, such that we would generate a significant portion of our revenue from a relatively small number of customers. Any inability to retain or replace our existing customers may have a material adverse effect on our business, financial condition, and results of operations.

Technological developments which affect global trade flows and supply chains are challenging some of our largest customers and may therefore affect our business and results of operations.

By reducing the cost of labor through automation and digitization, including by means of new technologies in artificial intelligence and machine learning, among others, and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries, including those of some of our largest customers. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for our services. Supply chain disruptions caused by geopolitical and economic events, pandemics, rising tariff barriers and environmental concerns also accelerate these trends.

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

 Our success depends, in large part, upon our ability to attract and retain highly skilled and qualified personnel, particularly seamen and coast workers who deal directly with activities related to vessel operation and sailing. In crewing our vessels, we require professional and technically skilled employees with specialized training who can perform physically demanding work on board our vessels. As the worldwide container ship fleet continues to grow, the demand for skilled personnel has been increasing, which has led to a shortfall of such personnel. An inability to attract and retain qualified personnel as needed could materially impair our ability to operate, or increase our costs of operations, which could adversely affect our business, financial condition, results of operations and liquidity. Furthermore, due to the COVID-19 pandemic, the shipping industry as a whole experienced difficulties in carrying out crew changes and may experience this again in the event of future pandemic outbreaks, which could impede our ability to employ qualified personnel.

Risks related to operating our vessel fleet

We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.

We charter-in most of our fleet. As of December 31, 2023, of the 144 vessels through which we provide transport services globally, 135 are chartered (accounted as right-of-use assets under the accounting guidance of IFRS 16), which represents a percentage of chartered vessels that is significantly higher than the industry average of 44% (according to Alphaliner). Any rise in charter hire rates could adversely affect our results of operations.

While there have been fluctuations in the demand in the container shipping market, during 2021 and the first half of 2022, charter demand was very high for all vessel sizes, leading to an imbalance in supply and demand and a shortage of vessels available for hire, increased charter rates and longer charter periods dictated by owners, and we took steps to increase our vessel capacity in response. See “Item 4.B – Business Overview – Our vessel fleet.” Since September 2022, charter hire rates have been normalizing with vessel availability for hire still low (compared to pre-COVID-19 levels).

We are a party to a number of other long-term charter agreements and may enter into additional long-term agreements based on our assessment of current and future market conditions and trends. As of December 31, 2023, 74.8% of our chartered-in vessels (or 81.9% in terms of TEU capacity) have a remaining charter period that exceeds one year, and we may be unable to take full advantage of short-term reductions in charter hire rates with respect to such longer-term charters. In addition, in the future we may substitute a short-term charter of one year or less with a long-term charter exceeding one year, which could cause our costs to increase quickly compared to competitors with longer-term charters or owned vessels. To the extent we replace vessels that are chartered-in under short-term leases with vessels that are chartered-in under long-term leases or that are owned by us, the principal amount of our long-term contractual obligations would increase. There can be no assurance that the terms of any such long-term leases will be favorable to us in the long run.

We may face difficulties in chartering or owning enough vessels in the future, including large vessels, to support our growth strategy due to the possible shortage of vessel supply in the market.

Charter rates for container and car carrier vessels are volatile. If we are unable in the future to charter vessels of the type and size needed to serve our customers efficiently on terms that are favorable to us, if at all, this may have a material adverse effect on our business, financial condition, results of operations and liquidity.  Furthermore, container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels as, among other factors, larger vessels provide increased capacity and fuel efficiency per carried TEU (assuming full vessel utilization). As a result, carriers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels in excess of 12,500 TEUs represented approximately 67.5% of the current global orderbook based on TEU capacity as of December 31, 2023, and approximately 38% of the global fleet based on TEU capacity will consist of vessels in excess of 12,500 TEUs by December 31, 2024. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade, will enable the transfer of existing, large vessels to other shipping lines on which smaller vessels typically operate. Such transfer, which is referred to as “fleet cascading,” may in turn generate similar effects in the smaller trades in which we operate. Other than our strategic agreement with Seaspan Corporation for the long-term charter of ten 15,000 TEU LNG dual-fuel container vessels (see “Item 4.B – Business Overview – Our vessel fleet - Strategic Chartering Agreements”), we do not currently have additional agreements in place to procure or charter-in large container vessels (in excess of 12,500 TEU), and the continued deployment of larger vessels by our competitors will adversely impact our competitiveness if we are not able to charter-in, acquire or obtain financing for such vessels on attractive terms or at all. This risk is further exacerbated as a result of our difficulties faced in participating in certain alliances and thereby accessing larger vessels for deployment. Even if we are able to acquire or charter-in larger vessels, we cannot assure you we will be able to achieve utilization of our vessels necessary to operate such vessels profitably.

Rising energy and bunker prices (including LNG) may have an adverse effect on our results of operations.

Fuel and energy expenses, in particular bunker expenses, represent a significant portion of our operating expenses, accounting for 28.3%, 30.1% and 18.9% of our operating expenses and cost of services for the years ended December 31, 2023, 2022 and 2021, respectively. Bunker price moves in close interdependence with crude oil prices, which have historically exhibited significant volatility. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond our control, particularly economic developments in emerging markets such as China and India, the US-China trade war, the Russian-Ukraine conflict, the military conflicts in the Middle East and sanctions enacted on seaborne imports of Russian crude oil and petroleum product, concerns related to the global recession and financial turmoil, rising inflation, interest rates fluctuations, policies of the Organization of the Petroleum Exporting Countries (OPEC) and other oil producing countries and production cuts, sanctions on Iran by the US, consumption levels of other transportation industries such as the aviation, rail and car industries, and ongoing political tensions and acts of terror in key production countries such as Libya, Nigeria and Venezuela. Crude oil prices have decreased to an annual average of $83 per barrel in 2023, compared to $100 per barrel in 2022. Any further deterioration of geopolitical and economic factors may lead to an increase in bunker prices.

In accordance with our ESG strategy and strategic long-term charter agreements (See “Item 4.B – Business Overview – Our vessel fleet – Strategic Chartering Agreements”), we long-term chartered 28 LNG dual fuel container vessels, of which 15 were already delivered to us and the remaining 13 are expected to be delivered to us during the remainder of 2024. In August 2022 we have announced the signing of a ten-year marine LNG sale and purchase agreement with Shell NA LNG, LLC, or Shell, to supply LNG to our operated ten 15,000 TEU LNG vessels chartered from Seaspan, to be deployed on ZIM’s Container Service Pacific (ZCP) on the Asia-USEC trade. In accordance with the agreement, Shell agreed to sell and deliver, and we agreed to purchase and accept, LNG in quantities, quality, specifications, and prices as specified in the agreement. The agreement is for a period of ten years from the date of the first bunkering operation executed by the parties. This agreement may be terminated with immediate effect by either party in the event of a material breach by the other party that has not been cured within 30 days of written notice thereof. In March 2023 we announced the successful LNG bunkering of the first LNG dual fuel vessel delivered to us, ZIM Sammy Ofer, in Kingston Freeport Terminal, Jamaica.  This sale and purchase agreement is estimated by us to be valued at more than one billion U.S dollars for its ten-year term. If this agreement is terminated (due to a breach of either party), we may not be able to supply our 15,000 TEU long termed chartered vessels with enough of LNG fuel required for their operation, and we will need to shift back to crude oil-based fuels, or alternatively, we may be required to buy LNG at the then market terms, which could be on worse terms for us compared to the terms of our agreement with Shell. Furthermore, in January 2024, U.S. President’s Biden’s administration announced a temporary pause on the approval process for new U.S. LNG export facilities in order to consider potential climate change consequences, and this could impact the availability of global LNG supply. Our operations may be significantly affected by the supply and demand conditions of the LNG global trade market, and we may need to rely on other LNG suppliers to supply LNG for our other LNG container vessels.

The IMO 2020 Regulations which entered into effect on January 1, 2020, require all ships to burn fuel with a maximum sulfur content of 0.5%, which is a significant reduction from the previous threshold of 3.5%. In addition, certain countries around the world require ships to burn fuel with a maximum sulfur content of 0.1% upon entry to territorial waters. The IMO 2020 Regulation led to increased demand for low sulfur fuel and higher prices compared to the price we would have paid had the IMO 2020 Regulations not been adopted. Most of the vessels chartered by us do not have “scrubbers”, which means we are required to purchase low sulfur fuel for our vessels. Our vessels began operating on 0.5% low sulfur fuel during the fourth quarter of 2019, and as a result, we implemented a New Bunker Factor, or NBF, surcharge, in December 2019, intended to offset the additional costs associated with compliance with the IMO 2020 Regulations. However, there is no assurance that this surcharge will enable us to mitigate the possible increased costs in full or at all.

The European Union’s Emissions Trading System, or ETS, which entered into effect on January 1, 2024, sets a limit on the total amount of greenhouse gases that we as a shipping company are permitted to emit on route to or from European Union members’ ports. Such cap is expressed in emission allowances, where one allowance gives the right to emit one ton of carbon dioxide equivalent. Each year, we will be required to surrender enough allowances to fully account for our emissions, otherwise we will be subject to heavy fines. The ETS Regulations require us to purchase and surrender allowances equal to a percentage of our emissions that gradually increases over time, from 40% of reported emissions in 2024 to 100% of reported emissions in 2026. We anticipate we will be required to purchase allowances from the EU carbon market on an ongoing basis, which will increase our operating costs. We have implemented a New Emission Factor, or NEF, surcharge, intended to shift the additional costs associated with compliance with the ETS Regulations to our customers, however there is no assurance that this surcharge will enable us to mitigate the possible increase costs in full or at all. The IMO 2020 Regulations, the ETS and any future air emissions regulations with which we must comply may cause us to incur substantial additional operating costs.

A rise in bunker prices (including LNG) could have a material adverse effect on our business, financial condition, results of operations and liquidity. Historically and in line with industry practice, we have imposed from time to time surcharges such as the NBF and NEF over the base freight rate we charge to customers in part to minimize our exposure to certain market-related risks, including bunker price adjustments. However, there can be no assurance that we will be successful in passing on future price increases to customers in a timely manner, either for the full amount or at all.

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

As vessel owners we may incur additional costs and liabilities for the operation of our vessel fleet.

Although we charter most of our fleet, we currently own and operate fourteen vessels, eight of which were purchased during 2021 in several separate transactions in addition to one vessel already previously owned, and five of which were purchased in February 2024 after previously being chartered to us. We may purchase additional vessels, depending on market terms and conditions and on our operational needs. As a vessel owner we may incur additional costs due to maintenance and regulatory requirements, most of them described in this Item 3.D and elsewhere of this Annual Report. In addition, as vessel owners we may be exposed to higher risks due to our responsibility to the crew and operational condition of the vessel. We intend to mitigate these vessel owner liability risks by acquiring adequate insurance policy, however our insurance policy may not cover all or part of our costs. See also below  “ – Our insurance may be insufficient to cover losses that may occur to our property or result from our operations”.

There are numerous risks related to the operation of any sailing vessel and our inability to successfully respond to such risks could have a material adverse effect on us.

There are numerous risks related to the operation of any sailing vessel, including dangers associated with potential marine disasters, mechanical failures, collisions, lost or damaged cargo, poor weather conditions (including severe weather events resulting from climate change), the content of the load, exceptional load (including dangerous and hazardous cargo or cargo the transport of which could affect our reputation), meeting deadlines, risks of documentation, maintenance and the quality of fuel, terrorist attacks and piracy. For example, we incurred expenses of $21.5 million in respect of claims and demands for lost and damaged cargo, vessels and war risks for the year ended December 31, 2023. Such claims are typically insured and our deductibles, both individually and in the aggregate, are typically immaterial. In addition, in the past, our vessels have been involved in collisions resulting in loss of life and property as well as weather related events which damaged our cargo. For example, in October 2021, ZIM Kingston, one of our chartered vessels, experienced a collapse and loss of containers due to bad weather which also resulted in a fire erupting onboard while approaching the port of Vancouver. Both vessel and cargo suffered damages, however no personal injuries were involved.

The occurrence of any of the aforementioned risks could have a material adverse effect on our business, financial condition, results of operations or liquidity and we may not be adequately insured against any of these risks. For more information about our insurance coverage, see the risk factor entitled “ – Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.” For example, acts of piracy have historically affected oceangoing vessels trading in several regions around the world. Although both the frequency and success of attacks have diminished recently, potential acts of piracy, and more recently also acts of terrorism, continue to be a risk to the international container shipping industry that requires vigilance. Additionally, our vessels may be subject to attempts by smugglers to hide drugs and other contraband onboard. If our vessels are found with contraband, whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties as well as suffer damage to our reputation, which could have an adverse effect on our business, results of operations and financial condition.

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

While all of our insurers and P&I clubs are highly reputable, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim, especially with respect to war risks, the insurance cost for which has risen sharply recently as a result of the military tension and escalation in the Middle East. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel or other equipment in the event of a loss. Under the terms of our financing agreements, insurance proceeds are pledged or assigned in favor of the creditor who financed the respective vessel. In addition, there are restrictions on the use of insurance proceeds we may receive from claims under our insurance policies. We may also be subject to supplementary calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the P&I clubs through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our P&I clubs, even though unexpected additional premiums are usually at reasonable levels as they are distributed among a large number of ship owners. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. While we do not operate any tanker vessels, a catastrophic oil spill or a marine disaster could, under extreme circumstances, exceed our insurance coverage, which might have a material adverse effect on our business, financial condition and results of operations.

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

The shipping industry is subject to extensive regulation that changes from time to time and that applies in the jurisdictions in which shipping companies are incorporated, the jurisdictions in which vessels are registered (flag states), the jurisdictions governing the ports at which vessels call, as well as regulations by virtue of international treaties and membership in international associations. As a global container shipping company, we are subject to a wide variety of international, national and local laws, regulations and agreements. As a result, we are subject to extensive government regulation and standards, customs inspections and security checks, international treaties and trade prohibitions and sanctions, including laws and regulations in each of the jurisdictions in which we operate, including those of the State of Israel, the United States, the International Safety Management Code, or the ISM Code, and the European Union. Such extensive regulation could also become more and more restrictive or less permissive from time to time, such as, for example, the OSRA enactment and the non-renewal of maritime block exemptions for operational agreements between carriers. For additional information, see below – “We are subject to competition and antitrust regulations in the countries where we operate, have been subject to antitrust investigations by competition authorities in the past and may be subject to antitrust investigations in the future. Moreover, we rely on applicable competition exemptions for operational agreement with other carriers, and the revocation of these exemptions could negatively affect our business and ability to conduct our business.”

Any violation or alleged violation of such laws, regulations, treaties and/or prohibitions could have a material adverse effect on our business, financial condition, results of operations and liquidity and may also result in the revocation or non-renewal of our “time-limited” licenses. Furthermore, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose restrictions upon U.S. companies and persons and, in some contexts, foreign entities and persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such sanctions laws and regulations. Similar sanctions are imposed by the European Union and the United Nations. Under economic and trading sanction laws, governments may seek to impose modifications to business practices, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. For additional information, see “Item 4.B – Business Overview – Regulatory Matters.”

We are subject to competition and antitrust regulations in the countries where we operate, have been subject to antitrust investigations by competition authorities in the past and may be subject to antitrust investigations in the future. Moreover, we rely on applicable competition exemptions for operational agreement with other carriers, and the revocation of these exemptions could negatively affect our business and ability to conduct our business.

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

We are subject to competition and antitrust regulations in each of the countries where we operate. In some of the jurisdictions in which we operate, operational partnerships among shipping companies are generally exempt from the application of antitrust laws, subject to the fulfillment of certain exemption requirements. We are a party to numerous operational partnerships and view these agreements as competitive advantages in response to the market concentration in the industry as a result of mergers and global alliances. An amendment to or a revocation of any of the exemptions for operational partnerships that we rely on could negatively affect our business and results of operations. Specifically, Commission Regulation (EC) No 906/2009, or the Consortia Block Exemption Regulation, or CBER, exempts certain cooperation agreements in the liner shipping sector (such as operational cooperation agreements), from the prohibition on anti-competitive agreements contained at Article 101 of the Treaty on the Functioning of the European Union, or TFEU. In October 2023, the EU competition authority, or the DG Competition, announced its intention not to renew the CBER following its expected expiry in April 2024. A similar decision was made by the United Kingdom’s Competition and Markets Authority (CMA) not to enact a UK block exemption that would replace the CBER following Brexit. Although we currently do not believe this will have a material impact on our operations as currently conducted, the non-renewal of the block exemption regulation in the EU and UK is expected to increase legal costs and legal uncertainty and delay the implementation of operational cooperation agreements between carriers, thus potentially limiting our ability to enter into cooperation arrangements with other carriers. In addition, the non-renewal of the existing CBER raises concerns of a “domino effect” for the non-renewal or the shortening the effective period of similar block exemption regulations in other jurisdictions (similarly to the UK). Any of the above could adversely affect our business, financial condition and results of operations.

The spike in freight rates and related charges during 2021 and the first half of 2022 has resulted in increased scrutiny and enforcement actions by governments and regulators around the world, including the U.S. President Biden's administration and the FMC, as well as the ministry of transportation in China. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) signed into law in June 2022 mandates a series of rulemaking projects by the Federal Maritime Commission (FMC) and in February 2023 the FMC published a final rule that prohibits the collection of detention and demurrage from U.S. truckers and consignees on import, which may affect our ability to effectively collect these fees from our customers, heighten the risk of civil litigation against us and adversely affect our financial results. If we are found to be in violation of the applicable regulation, we could be subject to various sanctions, including monetary sanctions.

We are also subject from time to time to civil litigation relating, directly or indirectly, to alleged anti-competitive practices and may be subject to additional investigations by other competition authorities. Particularly, in September 2022, an FMC complaint was filed against us claiming we overcharged detention and demurrage fees in violation of the FMC’s interpretive Rule on Detention and Demurrage of May 18, 2020, and is currently in trial proceedings on the FMC panel. These types of claims, actions or investigations could continue to require significant management time and attention and could result in significant expenses as well as unfavorable outcomes which could have a material adverse effect on our business, reputation, financial condition, results of operations and liquidity. For further information, see “Item 4.B – Business Overview – Legal Proceedings” and Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report.

 We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons around the world for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our anti-bribery and anti-corruption compliance plan mandates compliance with these anti-bribery laws, establishes anti-bribery and anti-corruption policies and procedures, imposes mandatory training on our employees and enhances reporting and investigation procedures. We operate in many parts of the world that are recognized as having governmental and commercial corruption. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International container shipments are subject to security and customs inspection and related procedures in countries of origin, destination, and certain transshipment points. These inspection procedures can result in cargo seizures, delays in the loading, offloading, transshipment, or delivery of containers, and the levying of customs duties, fines or other penalties against us as well as damage our reputation. Changes to existing inspection and security procedures, including as a result of political or public pressure, could impose additional financial and legal obligations on us or our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to environmental regulations and failure to comply with these regulations could have a material adverse effect on our business. In addition, Environmental, Social and Governance (ESG) regulation and reporting is expected to intensify in the future, which could increase our operational costs.

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

If we fail to comply with any environmental requirements applicable to us, we could be exposed to, among other things, significant environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could result in the termination or suspension of, and substantial harm to, our operations and reputation. Specifically, in September 2022 we were approached by a state regulator who indicated that we did not meet the local environmental regulation and provided an initial informal assessment as to our scope of liability, subject to our possible counter arguments. We are currently reviewing these claims and are in discussions with this state regulator. Additionally, environmental laws often impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including remediation costs and natural resource damages, as well as third-party damages, personal injury and property damage claims in the event there is a release of petroleum or other hazardous substances from our vessels, or otherwise, in connection with our operations. We are required to satisfy insurance and financial responsibility requirements for potential petroleum (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations and financial condition. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels and events of this nature could have a material adverse effect on our business, reputation, financial condition and results of operations.

Furthermore, we are subject to limits imposed by IMO regulations on the maximum sulfur content of our fuel. See- “Rising energy and bunker prices (including LNG) may have an adverse effect on our result of operations."

We may also incur additional compliance costs relating to existing or future ESG requirements, which have recently intensified and are expected to intensify in the future, and which could have a material adverse effect on our business, results of operations and financial conditions. Such costs include, among other things: reduction of greenhouse gas emissions and use of “cleaner” fuels (including LNG), imposition of vessel speed limits, changes with respect to cargo capacity or the types of cargo that could be carried; management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; development and implementation of emergency procedures and disclosure of information relating to ESG matters, including climate change. For example, on November 1, 2022, new amendments to the MARPOL Annex IV entered into effect and introduced new energy efficiency and CO2 emissions requirements relating to Existing Ship Energy Index (EEXI) and Operational Carbon Intensity Indicator (CII) for both new and existing vessels. Compliance with the new regulation involves additional costs and the implementation of optimization strategies such as slow steaming, which may increase our vessels’ voyage transit times. Environmental or other incidents may result in additional regulatory initiatives, statutes or changes to existing laws that could affect our operations, require us to incur additional compliance expenses, lead to decreased availability of or more costly insurance coverage, and result in our denial of access to, or detention in, certain jurisdictional waters or ports. Also, on March 6, 2024, the Securities and Exchange Commission issued a rule requiring registrants to disclose certain information regarding climate-related risk scheduled to phase in starting in 2025. For further information on the environmental regulations we are subject to and ESG (sustainability), see “Item 4.B – Business Overview – Regulatory matters – Environmental and other regulations in the shipping industry.”

Regulations relating to ballast water discharge may adversely affect our results of operation and financial condition.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the international oil pollution prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019, but no later than September 9, 2024. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms (ballast water management systems). All vessels constructed on or after September 8, 2017, are required to comply with the D-2 standards. To date, all of our owned vessels are installed with on-board ballast systems, however any additional requirements may subject us to additional costs of compliance and adversely affect our results of operation and financial condition.

We are also subject to U.S. regulations with respect to ballast water discharge. Although the 2013 Vessel General Permit (VGP) program and The National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (VIDA), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, by December 2020. EPA published a notice of proposed rulemaking - Vessel Incidental Discharge National Standards of Performance for public comment on October 26, 2020. The comment period closed on November 25, 2020. A supplemental notice of proposed rulemaking was issued on October 18, 2023. The comment period for this proposal closed on December 18, 2023. VIDA requires the U.S. Coast Guard to develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years of the EPA’s publication of proposed rulemaking. All provisions of the 2013 VGP will remain in force and effect until the USCG regulations under VIDA are finalized. Furthermore, we are also subject, and may be subject in the future, to local or state ballast regulation. For example, on January 1, 2022, new ballast water management requirements entered into effect in California. State enacted requirements may include more stringent standards than the proposed requirements and standards set forth by the EPA and U.S. Coast Guard. New federal and state regulations could require the installation, or further improvement of already installed ballast management systems, or place new requirements and standards which may cause us to incur substantial costs.

Climate change and greenhouse gas restrictions may adversely affect our operating results.

Many governmental bodies have adopted, or are considering the adoption of, international, treaties, national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to the concern about climate change. These measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In November 2016, the Paris Agreement, which resulted in commitments by 197 countries to reduce their greenhouse gas emissions with firm target reduction goals, came into force and could result in additional regulation on shipping. The IMO has been developing a comprehensive strategy on reduction of greenhouse gas emissions from ships. In addition, several non-governmental organizations and institutional investors have undertaken campaigns with respect to climate change, with goals to minimize or eliminate greenhouse gas emissions through a transition to a low- or zero-net carbon economy.

Further, on January 1, 2024, a new emissions trading system entered into effect by the European Union, setting a cap on the total amount of greenhouse gases we are permitted to emit when sailing to or from EU ports. See – “Regulatory Matters – European Union requirements.”

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

We operate in various jurisdictions and may be subject to the tax regimes and related obligations in the jurisdictions in which we operate or do business. Changes in tax laws, bilateral double tax treaties, regulations and interpretations could adversely affect our financial results. The tax rules of the various jurisdictions in which we operate or conduct business often are complex, involve bilateral double tax treaties and are subject to varying interpretations. Specifically, on December 20, 2022, the OECD published an implementation package for Pillar Two model rules. The Pillar Two rules were introduced to ensure that large multinational enterprises (MNEs) pay a minimum level of tax on the income arising in each jurisdiction where they operate. While Pillar Two model rules are not intended to be applied to international shipping income, other sources of our income may be affected as a result of Pillar Two entering into effect. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which ZIM operates, and the legislation will be effective for ZIM and ZIM’s subsidiaries, or the ZIM Group, for the financial year beginning  January 1, 2024. Following our assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the ZIM Group (or the Group) operates are above 15%. While we do not expect any potential exposure to Pillar Two taxes, we may be subject to additional and/or higher tax payments as a result of this regulation, whether due to any amendment or due to the absence of applicable safe harbor exemptions to the ZIM Group.

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

Our ability to generate cash flow from operations to cover our operational costs and to make payments in respect of our obligations, financial liabilities (mainly lease liabilities) and operational needs will depend on our future performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions and the health of the shipping industry. If we are unable to generate sufficient cash flow from operations to satisfy our obligations, liabilities and operational needs, we may need to borrow funds or undertake alternative financing plans, or to reduce or delay capital investments and other costs. It may be difficult for us to incur additional debt on commercially reasonable terms due to, among other things, our financial position and results of operations and market conditions. Specifically, we have incurred and will continue to incur substantial debt as part of our strategy to renew and improve our fleet by long-term chartering 46 newbuild vessels, including 28 TEU LNG fueled vessels. Although as of December 31, 2023, our cash position was strong with liquidity of $2.7 billion, our potential inability to generate sufficient cash flows from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on our business.

Volatile market conditions could negatively affect our business, financial position, or results of operations and could thereby result in impairment charges.

As of the end of each of our reporting periods, we examine whether there have been any events or changes in circumstances, such as a deterioration of general economic or market conditions, which may indicate an impairment. When there are indications of an impairment, an examination is made as to whether the carrying amount of the operating assets or cash generating units, or CGUs, exceeds their respective recoverable amount and, if necessary, an impairment loss is recognized in our financial statements.

We recognized an impairment loss of approximately $2.1 billion in the third quarter of 2023. For each of the years ended December 31, 2022 and 2021, we did not recognize any impairment loss in our financial statements (as of December 31, 2022 and 2021, we concluded there were no indications for impairment). With respect to the impairment analysis carried out during the year ended December 31, 2023, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report. We cannot assure that we will not recognize additional impairment losses in future years. If an impairment loss is recognized, our results of operations will be negatively affected. Should freight rates decline significantly or we or the shipping industry experience adverse conditions, this may have a material adverse effect on our business, results of operations and financial condition, which may result in us recording an impairment charge.

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

The markets in which we operate have historically exhibited seasonal variations in demand and, as a result, freight rates have also historically exhibited seasonal variations. This seasonality can have an adverse effect on our business and results of operations. As global trends that affect the shipping industry have changed rapidly in recent years, it remains difficult to predict these trends and the extent to which seasonality will be a factor affecting our results of operations in the future. See “Item 5 - Operating and Financial Review and Prospects — Factors affecting comparability of financial position and results of operations – Seasonality.”

Risks related to our operations in Israel

We are incorporated and based in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel. Specifically, the current war between Israel and Hamas and the additional armed conflicts in the Middle East may adversely affect our business.

We are incorporated and our headquarters are located in Israel and the majority of our key employees, officers and directors are residents of Israel. Additionally, the terms of the Special State Share require us to maintain our headquarters and to be incorporated in Israel, and to have our chairman, chief executive officer and a majority of our board members be Israeli. As an Israeli company, we have relatively high exposure, compared to many of our competitors, to war, acts of terror, hostile activities including cyber-attacks, security limitations imposed upon Israeli organizations overseas, possible isolation by various organizations and institutions for political reasons and other limitations (such as restrictions against entering certain ports). Political, economic and military conditions in Israel may directly affect our business, our service routes and port of calls and existing relationships with certain foreign corporations, as well as affect the willingness of potential partners to enter into business arrangements with us.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East, and we may not be able to obtain adequate insurance if events escalate further. The Israeli government currently provides compensation only for physical property damage caused by terrorist attacks or acts of war, based on the difference between the asset value before the attack and immediately after the attack or on any cost of repairing the damage, whichever is lower. Any losses or damages incurred by us could have a material adverse effect on our business. Further, due to the Israel-Hamas war, a special war risk insurance premium was levied on our chartered vessels calling Israel’s territorial water and ports. We have applied a war surcharge on our customers in an attempt to offset the cost associated with the payment of this war risk insurance premium, however, there is no assurance that this surcharge will enable us to mitigate the possible increased costs in full or at all.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel, its neighboring countries and terror organizations which are today considered to be backed by Iran. On October 7, 2023, Hamas terrorists launched a surprise attack and invaded southern Israel from Gaza under the cover of a barrage of missiles launched into southern Israel, targeting the Israeli civilian population and local military forces. In response to this assault, Israel declared war on Hamas and the Israeli Defense Force (“IDF”) invaded the Gaza strip.

In response to the Israel-Hamas war, other terror organizations such as Hezbollah in Lebanon and the Houthis in Yemen, both backed by Iran, have launched missile attacks against Israel as part of what they have referred to as “axis of resistance”. Further, in Yemen, the Houthis have attacked vessels in the Red Sea suspected by them to be either linked to Israel or to call Israeli ports. The escalation of hostilities between Israel and neighboring and regional terror organizations such as Hezbollah in Lebanon and Hamas in the Gaza Strip follow years of terrorist activity and acts of violence perpetrated against Israel from the Northern border, Gaza, West Bank and East Jerusalem. Political uprisings, social unrest and violence in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, have affected and continue to affect the political stability of those countries and the Middle East as a whole. This instability, especially the recent conflicts, has raised concerns regarding security in the region and the potential for further escalated armed conflicts. In addition, in February 2024, the rating agency Moody’s cut Israel’s credit rating following the war with Hamas and has lowered Israel’s outlook from stable to negative, which increases the risk of increased interest rates, currency fluctuations, inflation, securities market volatility and uncertainty as to the scope of future investments in Israel.

In addition, Israel faces an explicit threat from Iran and more distant neighbors. Iran is also believed to have a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in the Gaza Strip, Hezbollah in Lebanon, pro-Iranian groups in Iraq, and the Houthis in Yemen, and is cultivating a strategy dedicated to annihilating the State of Israel through proxy militia groups across the Middle East. The escalation of the war and armed conflicts or hostilities in Israel or neighboring countries or a direct military war between Israel and Iran could increase the disruptions in our operations, including significant employee absences, failure of our information technology systems and cyber-attacks, which may lead to the shutdown of our headquarters in Israel for an unknown period of time. Although we maintain an emergency plan, such events can have material effects on our operational activities. Any future deterioration in the security or geopolitical conditions in Israel or the Middle East could adversely impact our business relationships and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity. If our facilities, including our headquarters, become temporarily or permanently disabled by an act of terrorism or war, it may be necessary for us to develop alternative infrastructure and we may not be able to avoid service interruptions. Additionally, our owned and chartered-in vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of, or bring essential supplies and services to, the State of Israel. Israeli legislation also allows the State of Israel to use our vessels in times of emergency. Any of the aforementioned factors may negatively affect us and our results of operations.

Moreover, following the terror attack by Hamas on October 7, 2023, protests in support of Palestinians and against Israel have erupted in the Middle East and western counties, including the U.S. The increased negative public opinion against Israel across the world may cause countries, corporations and organizations to limit their business activities with Israeli-linked businesses or deter them from expanding existing engagements. Our status as an Israeli company may limit our ability to cross the Suez Canal given the threat of Houthi attacks, call certain ports and enter into alliances or operational partnerships with certain shipping companies, which has historically adversely affected our operations and our ability to compete effectively within certain trades.

The Israel-Hamas war follows a period of internal civil controversy and protest in Israel over a judicial reform proposal introduced by the Israeli government in January 2023. The judicial reform has sparked a significant backlash both inside and outside of Israel, led to civil protest and raised economic concerns, and was challenged by an appeal made to the Israeli supreme court. In January 2024, the Israeli Supreme Court ruled that the portion of the judicial reform previously legislated by the Israeli parliament, the Knesset, in an attempt to limit judicial review of government actions, is stricken down as unconstitutional. Any attempt to relaunch the judicial reform may reignite the internal civil protest and economic concerns.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2023, we had approximately 860 employees based in Israel, certain of whom are currently called upon for military service duty due to the war for an unlimited period, and more may be called in the future if the war continues or in other emergency circumstances. Further, some of our employees are called upon to perform several weeks of annual military reserve duty until they reach the age qualifying them for an exemption (generally 40 for men who are not officers or do not have specified military professions, although recently the Israeli government published a possible plan to extend military reserve service duty to the age of 46). Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and operations.

Our risks associated with our Israeli affiliation may enhance and further increase other risk factors detailed in this Annual Report.

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

We are incorporated in Israel. The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by the Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a controlling shareholder, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Our business could be negatively affected as a result of actions of activist shareholders and/or class action filings, which could impact the trading value of our securities.

In recent years, certain Israeli issuers listed on United States exchanges have been faced with governance-related demands from activist shareholders, unsolicited tender offers and proxy contests. Responding to these types of actions by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plan. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our Board of Directors.

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

General risk factors

We face cyber-security risks.

Our business operations rely upon secure information technology systems for data processing, storage and reporting. As a result, we maintain information security policies and procedures for managing our information technology systems. Despite security and controls design, implementation and updates, our information technology systems may be subject to cyber-attacks, including, network, system, application and data breaches. A number of companies around the world, including in our industry, have been the subject of cyber-security attacks in recent years. For example, one of our peers experienced a major cyber-attack on its IT systems in 2017, which impacted such company’s operations in its transport and logistics businesses and resulted in significant financial loss. In addition, in August 2020, a cruise operator was a victim to ransomware attack. On September 28, 2020, another competitor confirmed a ransomware attack that disabled its booking system, and on October 1, 2020, the IMO’s public website and intranet services were subject to a cyberattack. In December 2020, an Israeli insurance company fell victim to a publicized ransomware attack, resulting in the filing of civil actions against the company and significant damage to that company’s reputation. As an Israeli company, we are a potential target for a cyber-attack, as cyber-attacks against Israeli entities have increased following the war between Israel and Hamas that erupted in October 2023. Other Israeli companies are facing cyber-attack campaigns, and it is believed the attackers may be from hostile countries. Cyber-attacks are becoming increasingly common and more sophisticated, and may be perpetrated by computer hackers, cyber-terrorists or others engaged in corporate espionage.

Cyber-security attacks could include malicious software (malware), attempts to gain unauthorized access to data, social media hacks and leaks, ransomware attacks and other electronic security breaches of our information technology systems as well as the information technology systems of our customers and other service providers that could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information, and breach of protected data belonging to third parties. In addition, following the COVID-19 pandemic, we have reduced our staffing in our offices and increased our reliance on remote access of our employees. We have taken measures to enable us to face cyber-security threats, including backup and recovery and backup measures, as well as cyber security awareness trainings and annual company-wide cyber preparedness drills. However, there is no assurance that these measures will be successful in coping with cyber-security threats, as these develop rapidly, and we may be affected by and become unable to respond to such developments. A cyber-security breach, whether as a result of malicious, political, competitive or other motives, may result in operational disruptions, information misappropriation or breach of privacy laws, including the European Union’s General Data Protection Regulation and other similar regulations, which could result in reputational damage and have a material adverse effect on our business, financial condition and results of operation.

We face risks relating to our information technology and communication system.

Our information technology and communication system supports all of our businesses processes throughout the supply chain, including our customer service and marketing teams, business intelligence analysts, logistics team and financial reporting functions. Our two main data centers are located in Europe. Each data center can back up the other one.

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

We employ, directly and indirectly, approximately 6,460 employees around the globe (including contract workers) as of December 31, 2023. We, our subsidiaries, and the independent agencies with which we have agreements could experience strikes, industrial unrest or work stoppages. Several of our employees are members of unions. In recent years, we have experienced labor interruptions as a result of disagreements between management and unionized employees and have entered into collective bargaining agreements addressing certain of these concerns. If such disagreements arise and are not resolved in a timely and cost-effective manner, such labor conflicts could have a material adverse effect on our business and reputation. Disputes with our unionized employees may result in work stoppage, strikes and time-consuming litigation. Our collective bargaining agreements include termination procedures which affect our managerial flexibility with re-organization procedures and termination procedures. In addition, our collective bargaining agreements affect our financial liabilities towards employees, including because of pension liabilities or other compensation terms.

We incur increased costs as a result of operating as a public company, and our management team, which has limited experience in managing and operating a company that is publicly traded in the U.S., will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares have been listed in the United States since January 2021, we incur accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). We also incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE, and provisions of Israeli corporate laws applicable to public companies. These rules and regulations, including enhanced ESG reporting requirements, have increased our legal and financial compliance costs, introduced new costs such as investor relations and stock exchange listing fees, and make some activities more time-consuming and costly. In addition, our senior management and other personnel must divert attention from operational and other business matters to devote substantial time to these public company requirements. Our current management team has limited experience managing and operating a company that is publicly traded in the U.S. Failure to comply or adequately comply with any laws, rules or regulations applicable to our business may result in fines or regulatory actions, which may adversely affect our business, results of operation or financial condition and could result in delays in achieving or maintaining an active and liquid trading market for our ordinary shares.

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

Risks related to our ordinary shares

Our share price may be volatile, and you may lose all or part of your investment.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated variations in our or our competitors’ results of operations and financial condition;

•	variations in our financial performance or operating results from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or strategic alliances, or expansion plans;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry, which traditionally have been volatile;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in government regulation;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

The shipping and offshore industries have been highly unpredictable and volatile. The market for shares of companies who operate in these industries may be equally volatile. In addition, the stock markets generally have experienced extreme price and volume fluctuations, which have been enhanced by the volatility of the industry in which we operate.

Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. Consequently, you may not be able to sell the ordinary shares at prices equal to or greater than those paid by you, or you may not be able to sell them at all. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted, which could affect our business, financial condition and results of operations.

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

Our largest shareholder Kenon Holdings, Ltd., or Kenon, currently owns approximately 20.7% of our outstanding ordinary shares and voting power. As a result of its voting power, Kenon has and will continue to have the ability to exert influence over our affairs for the foreseeable future, including with respect to the election of directors, amendments to our articles of association and all matters requiring shareholder approval. In certain circumstances, Kenon’s interests as a principal shareholder may differ or even conflict with the interests of our other shareholders, and Kenon’s ability to exert influence over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests. In addition, we have entered into a number of transactions with related parties, which are connected to Kenon, as described in “Item 7.B - Related party transactions.” Although we have implemented procedures to ensure the terms of any related party transaction are at arm’s length, any alleged appearance of impropriety in connection with our entry into related party transactions could have an adverse effect on our reputation and business.

The State of Israel holds a Special State Share in us, which imposes certain restrictions on our operations and gives Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti-takeover effect.

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

Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti-takeover effect and therefore depress the price of our ordinary shares or otherwise negatively affect our business and results of operations. In addition, the terms of the Special State Share dictate that we maintain a minimum fleet of 11 wholly owned seaworthy vessels. As of March 1, 2024, we owned 14 vessels.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to U.S. domestic issuers.

As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, we are permitted to follow certain Israeli corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We follow certain Israeli home country corporate governance practices rather than the requirements of the NYSE including, for example, to have a nominating committee or to obtain shareholder approval for certain issuances to related parties or the establishment or amendment of certain equity-based compensation plans. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers. See “Item 6.C – Board practices.”

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

We are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose the compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers on an individual, rather than on an aggregate, basis. Nevertheless, regulations promulgated under the Israeli Companies Law 5759-1999 (the “Companies Law”) requires us to disclose in the notice convening an annual general meeting (unless previously disclosed in any report by us prepared pursuant to the requirements of NYSE or any other stock exchange on which our shares are registered for trade) the annual compensation of our five most highly compensated officers on an individual basis, rather than on an aggregate basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. For information regarding reliefs relating to general meetings for companies whose securities are traded outside of Israeli, see “Item 6.C – Board practices – Amendment to Companies Regulations (Reliefs for Companies whose Securities are Traded Outside of Israel), 2000”.

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

The rules governing passive foreign investment companies, or PFICs, can have adverse effects for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. As discussed in “Taxation – U.S. federal income taxation – Passive Foreign Investment Company Rules,” we believe that we were not a PFIC for the taxable year ended December 31, 2023. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, the determination of whether we are a PFIC depends on particular facts and circumstances (such as the valuation of our assets, including intangible assets, which may be determined, in part, by reference to the market price of our ordinary shares) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In light of the foregoing, no assurance can be provided that we were not a PFIC for the taxable year ended December 31, 2023 or that we will not become a PFIC in any future taxable year. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.

If we are or become a PFIC for any taxable year during which a U.S. investor holds our ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds our ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our ordinary shares are regularly traded on a qualified exchange. For further discussion, see “Taxation – U.S. federal income taxation – Passive Foreign Investment Company Rules.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares.

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

Our Board of Directors has adopted a dividend policy, which was recently amended in August 2022, to distribute a dividend to our shareholders on a quarterly basis at a rate of 30% of the net quarterly income of each of the first three fiscal quarters of the year, while the cumulative annual dividend amount to be distributed by the Company (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income, all subject to our Board of Directors absolute discretion at the time of any such distribution, and the satisfaction of the applicable relevant tests under the Israeli Companies law at the time of these distributions. We paid a cash dividend of approximately $769 million, or $6.40 per ordinary share on April 4, 2023. We have not distributed additional dividends since April 2023. During 2022, the Company paid cash dividends of approximately $3.30 billion. During 2021 the Company paid a special cash dividend of approximately $237 million, and a cash dividend of approximately $299 million.

Any dividends must be declared by our Board of Directors, which will take into account various factors including our profits, our investment plan, our financial position and additional factors it deems appropriate. While we initially intend to distribute 30 - 50% of our annual net income, the actual payout ratio could be anywhere from 0% to 50% of our net income, and may fluctuate depending on our cash flow needs and such other factors. There can be no assurance that dividends will be declared in accordance with our Board’s policy or at all, and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay dividends on an ad-hoc basis or to take other actions, which could include share buybacks, instead of or in addition to the declaration of dividends. Accordingly, we expect that the amount of any cash dividends we distribute will vary significantly as a result of such factors. We have not adopted a separate written dividend policy to reflect our Board’s policy.

Our ability to pay dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. See “Item 8.A – Consolidated statements and other financial information – Dividends and dividend policy” and “Item 6.C – Board practices – Amendment to Companies Regulations (Reliefs for Companies whose Securities are Traded Outside of Israel), 2000”.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the company

Founded in Israel in 1945, we purchased our first ship in 1947. In the 1950s and 1960s, we expanded our fleet and global shipping lines. In 1969, approximately 50% of our company was acquired by Israel Corporation Ltd., which moved us away from government ownership. In 1972, we launched our first cargo shipping service. We continued to expand globally, including establishing a presence in China, and renovated our fleet in the late 1980s. In 2004, we were fully privatized. From 2010 through present, we have focused on changing our strategy and adopting a comprehensive transformation strategy designed to improve our long-term commercial and operational processes by reducing operational expenses and increasing profitability.

Our ordinary shares have been listed on the New York Stock Exchange under the symbol “ZIM” since January 28, 2021. During 2021 we have made a full early repayment of our Series 1 and Series 2 notes (Tranches C and D), in a total amount of US$434 million, reflecting a full settlement of the outstanding indebtedness related to such notes and resulting in the removal of the related provisions and limitations. In addition, during 2021, 2022 and 2023 we have made dividend payments of approximately US$4.61 billion in the aggregate to our shareholders.

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

Our company

We are a global container liner shipping company with leadership positions in niche markets where we believe we have distinct competitive advantages that allow us to maximize our market position and profitability. Founded in Israel in 1945, we are one of the oldest shipping liners, with nearly 80 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.

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

As of December 31, 2023, we operated a fleet of 144 vessels and chartered-in 95.0% of our TEU capacity and 93.8% of the vessels in our fleet. For comparison, according to Alphaliner, our competitors chartered-in on average approximately 44% of their fleets as of the end of 2023 (in accordance with the Alphaliner December 2023 Report). During 2021 and 2022 we have entered into several strategic long-term charter agreements, including two strategic agreements with Seaspan for the long-term charter of ten 15,000 TEU and fifteen uniquely designed 7,700-class TEU LNG (liquified natural gas dual-fuel) container vessels to serve ZIM’s Asia-US East Coast Trade and other global-niche trades, with 14 vessels already delivered to us. We have also entered into an eight-year charter agreement with a shipping company that is an affiliate of our largest shareholder, Kenon Holdings Ltd., according to which we will charter three 7,700-class TEU LNG dual fuel container vessels, with one vessel delivered to us. Furthermore, in February 2022 we announced a new chartering agreement with Navios Maritime Partners L.P. for a total of 13 vessels (including five of which are secondhand), ranging from 3,500 to 5,300 TEUs each, of which two newbuild vessels and all five secondhand vessels were delivered to us, and in March 2022 we announced we have entered into a seven-year charter transaction for six 5,500 TEU wide beam newbuild vessels with MPC Container Ships ASA and MPC Capital AG, of which three vessels were already delivered to us. We expect the rest of the vessels to be delivered to us during the remainder of 2024. See – “Our vessel fleet – Strategic Chartering Agreements”. During the second half of 2021 we have completed the purchase of eight secondhand vessels, ranging from 1,100 to 4,250 TEU, in several separate transactions, for an aggregated amount of $355 million. In February 2024, we completed the acquisition of an additional three secondhand 10,000 TEU vessels and two 8,500 vessels that we already chartered by exercising an option to acquire them for approximately $129 million, so that on March 1, 2024, we owned a total of 14 vessels of our operated fleet, including one vessel we already previously owned prior to these acquisitions. See – “Our vessel fleet”.

As of December 31, 2023, we chartered-in most of our capacity; in addition, 74.8% of our chartered-in vessels are under leases having a remaining charter duration of more than one year (or 81.9% in terms of TEU capacity). We continue to adjust our operations in response to the effects of global and regional geopolitical and economic events, including the Houthi attacks on the Red Sea, the Israel-Hamas and Russia-Ukraine wars, long terms effect of the COVID-19 pandemic and other recent geopolitical trends. Our fleet, mainly in terms of the size of our vessels, enables us to optimize vessel deployment to match the needs of both mainlane and regional routes and to ensure high utilization of our vessels and specific trade advantages. Our operated vessels have capacities that range from less than 1,000 TEUs to 15,000 TEUs. (See – “Our vessel fleet – Strategic Chartering Agreements”). Furthermore, we operate a modern and specialized container fleet, which we significantly increased during 2021, and our current container fleet capacity reaches approximately 885 thousand TEUs.

We operate across five geographic trade zones that provide us with a global footprint. These trade zones include (for the year ended December 31, 2023, of carried TEUs): (1) Transpacific (38.4%), (2) Atlantic (13.1%), (3) Cross Suez (11.8%), (4) Intra-Asia (27.9%) and (5) Latin America (8.8%). Within these trade zones, we strive to increase and sustain profitability by selectively competing in niche trade lanes where we believe that the market is underserved and that we have a competitive advantage versus our peers. These include both trade lanes where we have an in-depth knowledge, long-established presence and outsized market position as well as new trade lanes into which we are often driven by demand from our customers as they are not serviced in-full by our competitors. Several examples of niche trade lanes within our geographic trade zones include: (1) US East Coast & Gulf to Mediterranean lane (Atlantic trade zone) where we maintain a 7.9% market share, (2) East Mediterranean & Black Sea to Far East lane (Cross Suez trade zone), 6.3% market share and (3) Far East (not including the Indian subcontinent) to US East Coast (Pacific trade zone), 11.2% market share, in each case according to the Port Import/Export Reporting Service (PIERS) and Container Trade Statistics (“CTS”).

During 2023 and to the date of this Annual Report, we announced the following main newly launched services and service upgrades: (1) a new operational cooperation with MSC encompassing seven services, including three services on the southeast Asia-Oceana trade, two services from India to the East Mediterranean and Israel (currently rerouted), and two services from the East Mediterranean and Israel to North Europe; (2) two new independent services, ZIM Albatross (ZAT), connecting China and Southeast Asia to the west coast South America, and ZIM Gulf Toucan (ZGT), connecting South America to the Gulf of Mexico, and replacing previous services in cooperation with other carriers; (3) the relaunch of ZEX, ZIM eCommerce Xpress service, providing a premium, speedy China-US West Coast service; (4) the expansion of the ZXB service calling from Port Kelang to Baltimore and Boston to include direct calls to Mexico and Colombia; (5) the upscaling of our vessels on our independently operated ZCP service line (as part of our agreement with the 2M Alliance) to 15,000 TEU LNG dual-fuel container vessels; and (6) the launch of an independent service connecting Asia to the US via Vancouver (ZPX).

In addition to containerized cargo, in an effort to respond to increased demand for car carrier services, and specifically to the increase in vehicle exports from China (and electric and hybrid cars in particular), we also transport vehicles (such as cars, buses and trucks) via dedicated car carrier vessels westbound from Asia, and primarily from China, Japan, South Korea and India. Currently, we charter 16 car carrier vessels and we have expanded the volume and our range of services to include additional calls to ports in Europe, the Mediterranean and South America. Despite the uncertainty caused by the geopolitical situation, the outlook for the car carrier industry remains relatively positive thanks to modest fleet growth in 2023 and slight increase in demand for light vehicles. In 2024 car carrier fleet growth is estimated to be more robust, with an anticipated increase of approximately 6.5% capacity by year end.

As of December 31, 2023, we operated a global network of 67 weekly lines, calling at approximately 310 ports, delivering cargo to and from more than 90 countries. Our complex and sophisticated network of lines allows us to be agile as we identify markets in which to compete. Within our global network we offer value-added and tailored services, including operating several logistics subsidiaries to provide complimentary services to our customers. We continue to develop our network of additional logistics companies in order to provide comprehensive services to our customers. These subsidiaries, which we operate, among others, in China, Vietnam, Canada, Brazil, India, Singapore, Hong Kong and the U.S, are asset-light and provide services such as land transportation, custom brokerage, LCL, project cargo and air freight services. Out of ZIM’s total volume in the twelve months ended December 31, 2023, approximately 18% of our TEUs carried utilized additional elements of land transportation.

Our network is significantly enhanced by cooperation agreements with other container liner companies and alliances, allowing us to maintain a high degree of agility while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Such cooperation agreements include vessel sharing agreements (VSAs), slot purchase and slot swaps. One of these cooperations is the strategic collaboration with the 2M Alliance, comprised of the two largest global carriers, Maersk and MSC, who both announced the 2M Alliance will terminate in January 2025. Our agreement with the 2M Alliance which was launched in September 2018 and amended in February 2022, provides faster, wider and more efficient service in the Asia-US East Coast and the Asia-US Gulf Coast with two trade lanes, seven services and approximately 15,500 weekly TEUs. Another example is our new operational cooperation with MSC encompassing seven services on the southeast Asia-Oceana, India-East Mediterranean (currently rerouted) and East Mediterranean-North Europe trades, that we entered into in September 2023. In addition to these collaborations, we also maintain a number of partnerships with various global and regional liners in different trades. For example, in the Intra-Asia trade, we partner with both global and regional liners in order to extend our services in the region (See – “Our operational partnerships”).

We have a highly diverse and global customer base with approximately 32,600 customers (which considers each of our customer entities separately, including in instances where the entity is a subsidiary or branch of another customer, or on a non-consolidated basis) using our services. In 2023, our 10 largest customers represented approximately 13% of our freight revenues and our 50 largest customers represented approximately 28% of our freight revenues. One of the key principles of our business is our customer-centric approach and we strive to offer value-added services designed to attract and retain customers. Our strong reputation, high-quality service offering, and schedule reliability has generated a loyal customer base, with 9 of our 10 top customers in 2023 having a relationship with the Company lasting longer than 10 years.

We have focused on developing industry-leading and best in class technologies to support our customers, including improvements in our digital capabilities to enhance both commercial and operational excellence. We use our technology and innovation to power new services, improve our best-in-class customer experience and enhance our productivity and portfolio management. Several recent examples of our digital services include: (i) ZIMonitor, which is an advanced tracking device that provides 24/7 online alerts to support high value cargo; (ii) eZIM, our easy-to-use online booking platform; (iii) eZQuote, a digital tool that allows customers the ability to receive instant quotes with a fixed price and guaranteed terms; (iv) Draft B/L, an online tool that allows export users to view, edit and approve their bill of lading online without speaking with a representative; and (v) ZIMGuard, an artificial intelligence-based internal tool designed to detect possible misdeclarations of dangerous cargo in real-time. Furthermore, we have formed a number of partnerships and collaborations with start-ups for the development of multiple engines of growth which are adjacent to our traditional container shipping business. These technological partnerships and initiatives include: (i) “ZIMARK”, a new initiative in cooperation with Sodyo (in which we made an additional investment in 2022), an early stage scanning technology company, aimed to provide visual identification solutions for the entire logistics sector (inventory management, asset tracking, fleet management, shipping, access control, etc.) This technology is extremely fast and is suitable for multiple types of media; (ii) Our investment in and partnership with WAVE, a leading electronic bill of lading based on blockchain technology, to replace and secure original documents of title; (iii) Our investment in Hoopo Systems Ltd. (“Hoopo”), a provider of cutting edge tracking solutions for unpowered assets, as well as our new agreement to deploy Hoopo’s tracking devices on ZIM’s dry-van container fleet; (iv) Ship4wd, a digital freight forwarding platform offering an online, simple and reliable self-service end to end shipping solution, that is initially targeting small and medium-sized businesses importing and exporting from the US, Canada, the far East and Israel; (v) our investment in Data Science Consulting Group (DSG), a leading technology company specializing in Artificial Intelligence based products, solutions and services, developer of e-volve, a holistic AI governance and decision management system, and our co-creator of a center of excellence for the development of AI tools for the maritime shipping industry; and (vi) 40Seas, an innovative fintech company serving as a platform for cross-border trade financing, in which we have made an equity investment in addition to extending an approximate $100 million credit facility, with an option subject to both parties’ agreement to increase this credit facility up to $200 million. To support and enhance our commercial partnerships and investments in technology companies, we have formed a ZIM team of professionals that specializes in the ecosystem of investing and collaborating with early-stage technology companies, and function as a “corporate venture capital”, or CVC, dedicating a substantial part of their time to such CVC activities. The members of this CVC team support ZIM’s portfolio companies throughout the life cycles of their businesses, starting from identifying promising startups which are synergetic to ZIM’s business, conducting due diligence over potential investments, negotiating investment and commercial agreements with ZIM’s portfolio companies, and supporting them in additional investment and commercial transactions and in their operations, often by holding board membership positions in such companies.

Achieving industry leading profitability margins through both effective cost management initiatives as well as top-line improvement strategies is one of the primary focuses of our business. Over the past three years we have taken initiatives to reduce and avoid costs across our operating activities through various cost-control measures and equipment cost reduction (including, but not limited to, equipment interchanges such as swapping containers in surplus locations, street turns to reduce trucking of empty containers and domestic repositioning from inland ports). Our digital investment in our information technology systems has allowed us to develop a highly sophisticated allocation management tool that gives us the ability to manage our vessel and cargo mix to prioritize higher yielding bookings. The capacity management tool as well as our agility in terms of vessel deployment enables us to focus on the most profitable routes with our customers.

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

We are headquartered in Haifa, Israel. As of December 31, 2023, we had approximately 6,460 full-time employees worldwide (including contract workers). In 2023 and 2022, we carried 3.28 million and 3.38 million TEUs, respectively, for our customers worldwide. During the same periods, our revenues were $5,162 million and $12,562 million, our net income (loss) was $(2,688) million and $4,629 million and our Adjusted EBITDA was $1,049 million and $7,541 million, respectively.

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

Our customers place orders either online or with a customer service member in one of our local agencies located around the world. We issue the bill of lading detailing the terms of the shipment and, in the case of a typical door-to-door order, we deliver an empty container to the shipper’s designated address. Once the shipper has filled the container with cargo, it is transported to a container port, where it is loaded onto our cargo vessel. We have experience in shipping various types of cargo, such as over-sized cargo, dangerous and hazardous cargo, cars, trucks and vehicles and reefer shipments. The container is shipped either directly to the destination port or via one of our scheduled ports of call, where it is transferred, or “transshipped,” to another ship. When the container arrives at the final destination port, it is off-loaded from the ship and delivered to the recipient or a designated agent via land transportation. We partner with regional and local land transportation operators to provide a range of inland transportation services via rail, truck and river barge, often combining multiple modes of transportation to ensure efficient and cost-effective operation with minimum transit time. Out of ZIM’s total volume in the twelve months ended December 31, 2023, approximately 18% of our TEUs carried utilized additional elements of land transportation. We continuously strive to find logistic solutions for land transportation service offering under the current market conditions.

We also offer ZIMonitor, our premium reefer cargo tracking service. ZIMonitor is an advanced real-time monitoring device that, among other things, allows our customers to monitor their shipments in real time. In 2023, ZIMonitor reached its highest record of customer usage level since launching, reflecting a 31% growth compared to 2022. See – “Types of cargo – Other Specialized Cargo” below.

We believe that our global-niche strategy, as well as our focus on customer-centric services, place us in a good position to attract new customers through our reliable and competitive services.

Our services and geographic trade zones

As of December 31, 2023, we operated a global network of 67 weekly lines, calling at approximately 310 ports delivering cargo to and from more than 90 countries. Our shipping lines are linked through hubs that strategically connect main lines and feeder lines, which provide regional transport services, creating a vast network with connections to and from smaller ports within the vicinity of main lines. We have achieved leadership positions in specific markets by focusing on trades where we have distinct competitive advantages and can attain and grow our overall profitability.

Our shipping lines are organized into geographic trade zones by trade. The table below illustrates our primary geographic trade zones and the primary trades they cover, as well as the percentage of our total TEUs carried by geographic trade zone for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
Geographic trade zone (percentage of total TEUs carried for the period)	Primary trade	2023	2022	2021
Pacific	Transpacific	38%	34%	39%
Cross-Suez	Asia-Europe	12%	13%	10%
Atlantic-Europe	Atlantic	13%	15%	18%
Intra-Asia	Intra-Asia	28%	31%	27%
Latin America	Intra-America	9%	7%	6%
		100%	100%	100%

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

Pacific Northwest service. Based on information from Piers, Port of Vancouver and Prince Rupert Port Authority, approximately 45% of all goods shipped to the United States are transported via ports located in the west coast of the United States and Canada. These include local discharge as well as delivery by train or trucks to their final destinations, mainly to the Midwestern United States and to the central and eastern parts of Canada. We hold a position within the PNW, via the Canadian gateway Vancouver, which enable us to serve the very large Canadian and U.S. Midwest markets quickly and efficiently. Our strategic relationships in these markets with Canadian National Railway Company (“CN”), a rail operator, have allowed us to obtain competitive rates and provide consistent, high-quality service to our customers. Since July 2023, we have started to charter slots from MSC to serve the Pacific Northwest, replacing our independent service line launched after the termination of the cooperation with the 2M Alliance for this service in April 2022. In January 2024, we launched a new independent line connecting Asia and the US through the Vancouver gateway (ZPX).

Pacific Southwest Coast service - In response to the growing trend in eCommerce, during 2020 and 2021, we launched three eCommerce Xpress high-speed services, focusing on e-Commerce between South China and Los Angeles, the ZEX, ZX2 and ZX3 lines. We suspended these lines because of heavy port congestion due to COVID-19. In November 2023, we relaunched ZEX as market conditions improved.

Asia-U.S. All-Water service. With respect to the Asia-U.S. east coast trade, “all-water” refers to trade between Asia and the U.S. east coast and Gulf Coast using marine transportation only, via the Suez or Panama Canal. In accordance with our agreement with the 2M Alliance as amended in February 2022 effective from April 2022, ZIM operates one out of the five joint Asia to USEC services (ZCP) as well as a vessel sharing agreement on one of two joint Asia to USGC services (ZGX). We have deployed all 15,000 TEU LNG dual fuel vessels delivered to us so far on the independently operated ZCP service and intend to deploy the remainder expected to be delivered to us during 2024 on this service as well (See “Our vessel fleet - Strategic Chartering Agreements”).

As of December 31, 2023, we offered 10 services in the Pacific geographic trade zone, which had an effective weekly capacity of 24,657 TEUs and covered all major international shipping ports in the Transpacific trade. Our services in the Pacific geographic trade zone accounted for 45% of our freight revenues from containerized cargo for the year ended December 31, 2023.

Cross-Suez geographic trade zone

The Cross-Suez geographic trade zone serves the Asia-Europe trade, which covers trade between Asia and Europe (including the Indian sub-continent) through the Suez Canal, primarily focusing on the Asia-Black Sea/East Mediterranean Sea sub-trade, which is one of our key strategic zones. In previous years this trade was characterized by intense competition, and we have undertaken several initiatives to help us remain competitive within it.

In September 2023, we entered into a cooperation agreement with MSC covering seven services, including two services from the India subcontinent (ISC) to Israel and the East Mediterranean and two services from Israel and the East Mediterranean to N. Europe. These services replace our previous independent service (ZMI), which was initiated following the termination of two joint services with the 2M Alliance covering Asia to the East Mediterranean in April 2022.

In response to the Yemeni Houthis’ attacks against vessels sailing in the Red Sea, we have taken proactive measures by rerouting some of our vessels and restructuring our services on the Indian subcontinent to East Mediterranean trade, which also currently limits our access to the Suez Canal (See Item 3.D – Risk factors – “Global economic downturns and geopolitical challenges throughout the world could have a material adverse effect on our business, financial condition and results of operations,” and “We are incorporated and based in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel. Specifically, the current war between Israel and Hamas and the additional armed conflicts in the Middle East may adversely affect our business”).

As of December 31, 2023, we offered two services in the Cross-Suez geographic trade zone (currently rerouted), which had an effective weekly capacity of 3,940 TEUs and covered all major international shipping ports in the East Mediterranean, the Black Sea, China, East and Southeast Asia and India. The Cross-Suez geographic trade zone accounted for 12% of our freight revenues from containerized cargo for the year ended December 31, 2023.

Atlantic-Europe geographic trade zone

The Atlantic-Europe geographic trade zone serves the Atlantic trade, which covers trade between North America and the Mediterranean, along with Intra-Europe/Mediterranean trade. Our services within this geographic trade zone also connect to Intra-Mediterranean and Intra-America regional feeder lines which provide onward connections to additional ports. Since 2014, we have had a cooperation agreement with Hapag-Lloyd and other companies in our Atlantic services. Our new cooperation agreement with MSC also includes two joint services from Israel and the East Mediterranean to North Europe.

As of December 31, 2023, we offered 10 services within this geographic trade zone, with an effective weekly capacity of 8,707 TEUs, covering major international shipping ports in the East and West Mediterranean, the Black Sea, Northern Europe, the Caribbean, the Gulf of Mexico, and the east and west coasts of North America. The Atlantic-Europe geographic trade zone accounted for 16% of our freight revenues from containerized cargo for the year ended December 31, 2023.

Intra-Asia geographic trade zone

The Intra-Asia and Asia-Africa geographic trade zone serves the Intra-Asia trade, which covers trades within regional ports in Asia, including ISC (Indian sub-continent), Africa and Oceana. Our services within this geographic trade zone feed into the global lines of the Pacific and Cross-Suez trades. This geographic trade zone is characterized by extensive structural changes that we have made to respond to changes in trade and market conditions.

The Intra-Asia market is highly fragmented with many active carriers, all with relatively small market shares. Local shipping companies have a significant presence within this trade, which is primarily serviced by relatively small vessels. However, larger vessels that operate in the intercontinental trade also serve this trade and call at ports within the region. For example, we have recently upscaled our vessels on one of our Intra-Asia services calling India subcontinent ports to 10,000 TEUs. We have operational agreements with several other shipping companies within this trade.

Demand in this trade is impacted by, among other things, the relatively low cost of labor in the area and its proximity to developing economies with high growth rates, which incentivizes the manufacturing of finished products for export and trades in unfinished products passing between countries before their final passage to other trades via long-distance trade.

As of December 31, 2023, we offered 27 services within this geographic trade zone with an effective weekly capacity of 14,712 TEUs. The Intra-Asia geographic trade zone accounted for 16% of our freight revenues from containerized cargo for the year ended December 31, 2023. Our services within this geographic trade zone cover major regional ports, including those in China, Korea, Thailand, Vietnam and other ports in Southeast Asia, India, Africa, Thailand, Vietnam, New Zealand and Australia, and connect to shipping lines within our Cross-Suez and Pacific geographic trade zones.

Latin America geographic trade zone

The Latin America geographic trade zone consists of the Intra-America trade, which covers trade within regional ports in the Americas, as well as trade between the South American east coast and Asia and trade between the South American east coast and West Mediterranean. The regional services within this geographic trade zone are linked to our Pacific and Atlantic-Europe geographic trade zones. We cooperate with other carriers within the regional services: We cooperate with Maersk via a vessel sharing agreement in the Asia-East Coast South America, and we cooperate with other carriers on the Mediterranean-East Coast South America sub-trades mostly by slots purchase. In addition, we replaced several joint services with our newly launched service, ZIM Gulf Toucan (ZGT), connecting South America to the Gulf of Mexico. We also launched a second independent service, ZIM Albatross (ZAT), connecting China and Southeast Asia to the west coast of South America. These new services facilitated significant growth in the scope of our activities in the Latin America geographic trade zone during 2023.

As of December 31, 2023, we offered 18 services within this geographic trade zone as well as a complementary feeder network with an effective weekly capacity of 8,696 TEUs and operated between major regional ports, including ports in Brazil, Argentina, Uruguay, Mexico, the Caribbean, Central America, China, U.S. Gulf Coast, U.S. east coast and the West Mediterranean, and connect to our Pacific and Atlantic-Europe services. The Latin America geographic trade zone accounted for 11% of our freight revenues from containerized cargo for the year ended December 31, 2023.

Types of cargo

The following table sets forth details of the types of cargo we shipped during the twelve months ended December 31, 2023, as well as the related quantities and volume of containers (owned and leased).

Type of Container	Type of Cargo	Quantity	TEUs
Dry van containers	Most general cargo, including commodities in bundles, cartons, boxes, loose cargo, bulk cargo and furniture	1,824,378	3,092,964
Reefer containers	Temperature controlled cargo, including pharmaceuticals, electronics and perishable cargo	100,510	198,907
Other specialized containers	Heavy cargo and goods of excess height and/or width, such as machinery, vehicles and building	56,173	70,748
		1,981,061	3,362,619

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

•
Dangerous and hazardous, cargo. We specialize in carrying Dangerous and hazardous shipments safely in accordance with all applicable local and international rules and regulations. We ship a wide array of such cargos, and we employ dedicated teams of specialists in five offices around the globe who are specially trained to guide our customers through every stage of the supply chain challenges. We have also developed and implemented “ZIMGuard”, an innovative artificial intelligence-based, screening software designed to detect and identify incidents of misdeclared hazardous cargo before loading to vessel.

•
Reefer cargo. Reefer cargo includes perishable goods, pharmaceuticals and electronics. Our reefer specialists and merchant marine officers ensure the safe transport of reefer cargo with precise tracking and continuous monitoring throughout the cold chain. During 2023 the portion of our reefer cargo carried out of our total carried TEU has grown by approximately 5% compared to 2022, demonstrating our strategy to focus on reefers as one of our growth engines. In addition, as we strive to have the youngest reefer fleet in the industry, we have also invested in new custom-made reefer containers already equipped with our ZIMonitor capabilities, as well as in controlled atmosphere units which are designed to ship fresh produce cargo.

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

Our vessel fleet

As of December 31, 2023, our fleet included 144 vessels (128 container vessels and 16 vehicle transport vessels), of which nine vessels were owned by us and 135 vessels are chartered-in. As of December 31, 2023, our operating fleet (including both owned and chartered vessels) had a capacity of 638,801 TEUs. The average size of our vessels is approximately 4,991 TEUs, compared to an industry average of 4,689 TEUs.

During the second half of 2021 we have completed the purchase transaction of eight secondhand vessels, ranging from 1,100 to 4,250 TEUs each, in several separate transactions, for an aggregated amount of US$ 355 million with all purchased vessels delivered during 2021 and 2022. In February 2024, we completed the acquisition of an additional three 10,000 TEU vessels and two 8,500 TEU vessels that we already chartered by exercising an option to acquire them, so as of March 1, 2024, following these purchases, in addition to one vessel already previously owned by us, we owned 14 vessels in our operated fleet. We may purchase additional secondhand vessels if we evaluate that such purchase is more suited to our needs than other available alternatives.

We charter-in vessels under charter party agreements for varying periods. Our charter rates are negotiated and predetermined at the time of entry into the charter party agreement and depend upon market conditions existing at that time. As of December 31, 2023, all of our chartered vessel agreements consist of chartering-in the vessel capacity for a given period of time against a daily charter fee, while the crewing and technical operation of the vessel is handled by its owner, including 3 vessels chartered-in from related parties. Subject to any restrictions in the applicable arrangement, we determine the type and quantity of cargo to be carried as well as the ports of loading and discharging.

Our vessels operate worldwide within the trading limits imposed by our insurance terms. As of December 31, 2023, the remaining average duration of our chartered fleet was approximately 33 months, based on the earliest date of redelivery.

As of December 31, 2023, our fleet was comprised of vessels of various sizes, ranging from less than 1,000 TEUs to 15,000 TEUs, which allows for flexible deployment in terms of port access and is optimally suited for deployment in the sub-trades in which we operate.

The following table provides summary information, as of December 31, 2023, about our fleet:

	Number	Capacity (TEU)	Other Vessels	Total
Vessels owned by us	9	31,842	—	9
Vessels chartered from parties related to us	1	4,253	2	3
Periods up to 1 year (from December 31, 2023)	1	4,253	1	2
Periods between 1 to 5 years (from December 31, 2023)	—	—	1	1
Periods over 5 years (from December 31, 2023)	—	—	—	—
Vessels chartered from third parties	118	602,706	14	132
Periods up to 1 year (from December 31, 2023)	32	105,526	-	32
Periods between 1 to 5 years (from December 31, 2023)	74	355,584	14	88
Periods over 5 years (from December 31, 2023)	12	141,596	—	12
Total(1)	128	638,801	16	144
___________________

(1)
Under our time charters, the vessel owner is responsible for operational costs and technical management of the vessel, such as crew, maintenance and repairs including periodic drydocking, cleaning and painting and maintenance work required by regulations, and certain insurance costs. Transport expenses such as bunker and port canal costs are borne by us. Operational management services include the chartering-in, sale and purchase of vessels and accounting services, while technical management services include, among others, selecting, engaging, and training competent personnel to supervise the maintenance and general efficiency of our vessels; arranging and supervising the maintenance, drydockings, repairs, alterations and upkeep of the vessels, the requirements and recommendations of each vessel’s classification society, and relevant international regulations and maintaining necessary certifications and ensuring that the vessels comply with the law of their flag state.

As of March 1, 2024, our operated fleet included 150 vessels (134 container vessels and 16 vehicle transport vessels), of which 14 vessels are owned by us and 136 vessels are chartered-in. Our owned and chartered container vessels had a capacity of 703,380 TEUs. As of March 1, 2023, this operated fleet included 24 new-build vessels out of a total of 46 new-build modern vessels long term chartered by us, with an additional 22 vessels expected to be delivered to us during 2024. Further, as of March 1, 2024, approximately 74.8% of our chartered-in vessels (84.5% in terms of TEU capacity) are under long-term leases with a remaining charter duration of more than one year, as we continue to actively manage our asset mix.

Strategic Chartering Agreements

Long term charter agreement for LNG-Fueled Vessels from Seaspan Corporation

In February 2021 we and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels. Pursuant to the agreement, we will charter the vessels for a period of 12 years with the option to extend it by additional charter periods. We were further granted by Seaspan a right of first refusal to purchase the chartered vessels should Seaspan choose to sell them during the charter period, and an option to purchase the vessels at the end of the charter term. We intend to deploy these vessels on our Asia-US East Coast Trade as an enhancement to our service on this strategic trade.

In addition, in July 2021 we announced a second strategic agreement with Seaspan for the long-term charter for a consideration in excess of $1.5 billion, of ten uniquely designed 7,700-class TEU LNG dual fuel container vessels with an option for additional five vessels, to serve across ZIM’s various global niche trades. In September 2021 we announced the exercise of an option granted to us under this agreement to long term charter five additional 7,700-class TEU LNG vessels, for an additional consideration in excess of $750 million. Following the exercise of this option, the total vessels to be chartered under this second strategic agreement is fifteen. To date, nine 15,000 TEU and five 8,240 TEU LNG dual fuel LNG container vessels have been delivered to us with the remaining vessels expected to be delivered during 2024.We expect to incur, in annualized charter hire costs per vessel (in addition to down payments made on the delivery of each vessel), approximately US$17 million in respect of the abovementioned 15,000 TEU vessels, and approximately US$13 million in respect of the abovementioned vessels, over the term of the agreements.

Long term charter agreement for LNG-Fueled vessels from a shipping company affiliated with Kenon Holdings Ltd.

In January 2022 we entered into a new eight-year charter agreement with a shipping company that is affiliated with Kenon Holdings Ltd., our largest shareholder, according to which we will charter three 7,700-class TEU LNG dual-fuel container vessels to be deployed in our global niche trades for a total consideration of approximately $400 million. The vessels will be constructed at Korean-based shipyard, Hyundai Samho Heavy Industries, with one 7,920 TEU LNG dual fuel vessel already delivered and the remaining vessels are scheduled to be delivered during the first half of 2024.

Charter agreement with Navios Maritime Holdings Inc.

In February 2022 we and Navios Maritime Holdings Inc. entered into a charter agreement for the charter of thirteen container vessels comprising of five secondhand vessels and eight newbuild vessels of total consideration of approximately $870 million. The five secondhand vessels’ capacity range from 3,500 to 4,360 TEUs and were delivered during the first and second quarter of 2022 and deployed across ZIM’s global network. Today two of the eight 5,300 TEU wide beam newbuilds have been delivered and the rest will be delivered through the fourth quarter of 2024 and are expected to be deployed in trades between Asia and Africa. The charter period of the vessels is approximately 5 years.

Charter agreement with MPC Container Ships ASA and MPC Capital AG

In March 2022 we and MPC Container Ships ASA and MPC Capital AG entered into a new charter agreement according to which ZIM will charter a total of six 5,500 TEU wide beam newbuild vessels for a period of seven years and a total consideration of approximately $600 million. The vessels are being constructed at Korean-based shipyard HJ Shipbuilding & Construction (formally known as Hanjin Heavy Industries & Construction Co.). Three of these vessels have been delivered, with the remaining vessels to be delivered throughout 2024.

Our containers

In addition to the vessels that we own and charter, we own and charter a significant number of shipping containers. As of December 31, 2023, we held 508 thousand container units with a total capacity of approximately 885 thousand TEUs, of which 44% were owned by us and 56% were leased (including 49% accounted as right-of-use assets). In some cases, the terms of our leases provide that we will have the option to purchase the container at the end of the lease term.

Container fleet management

We aim to reposition empty containers in the most cost-efficient way in order to minimize our overall empty container moves and container fleet while meeting demand. Due to a natural imbalance in demand between trade areas, we seek to optimize our container fleet by repositioning empty containers at minimum cost in order to timely and efficiently meet our customers’ demands. Our global logistics team oversees the internal management of empty containers and equipment to support this optimization effort. In addition to repairing and maintaining our container fleet, our logistics team continuously optimizes the flow of empty containers based on commercial demands and operational constraints. Below is a summary of our logistics initiatives relating to container fleet management:

•
Slot swap agreements. We enter into agreements with other carriers for the exchange of vessel space, or “slots”, for repositioning of empty containers. Under these agreements, other carriers offer ZIM space on their own operated vessels, in exchange for space on our vessels for the purpose of repositioning empty containers. ZIM has greatly developed this type of cooperation. We have slot swap agreements with 15 carriers and exchange thousands of TEUs each year.

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

In January 2024 we entered into an agreement with Hoopo to deploy Hoopo’s tracking device on ZIM’s dry-van container fleet, which offers our customers comprehensive tracking information including geofence alerts and open/close door notifications and more, while ensuring high reliability and durability combined with significant cost and energy efficiencies.

Our operational partnerships

We are party to a large number of cooperation agreements with other shipping companies and alliances, which generally provide for the joint operation of shipping services by vessel sharing agreements, the exchange of capacity and the sale or purchase of slots on vessels operated by us or other shipping companies. We do not participate in any alliances, which are a type of vessel sharing agreement that involves joint operations of fleets of vessels and sharing of vessel space in multiple trades, although we do partner with the 2M Alliance in a strategic cooperation as described below. By not participating in alliances and focusing instead on cooperation agreements, we are able to capture many of the benefits of alliance membership while retaining a higher degree of strategic flexibility than is typically afforded to alliance members. Our cooperation agreements provide us with access to a wider coverage of ports and specialized lines, which enables us to improve our transit times and reduce operational expenses and repositioning costs. We continue to seek new collaborations and joint services for the purpose of improving port coverage, quality and frequency of service and for the benefit of our customers.

Strategic Cooperation Agreement with the 2M Alliance

In April 2022 we amended and extended our agreement with the 2M Alliance to include the extension of our collaboration on the Asia-U.S. East Coast (USEC) and Asia-U.S. Gulf Coast (USGC) under a full slot exchange and vessel sharing agreement originally established in September 2018 and August 2019, respectively. The strategic cooperation on the Asia-USEC currently includes a joint network of five loops between Asia and USEC, out of which one is operated by us (ZCP) and four are operated by the 2M Alliance. We are currently in the process of upscaling our vessels on this service to 10 15,000 TEU LNG dual-fueled container vessels. In addition, we and the 2M Alliance agreed to swap slots on all five loops under the agreement and we could purchase additional slots in order to meet total demand in these trades. The strategic cooperation on the Asia-USGC currently includes two services, of which one is operated through a vessel sharing agreement, and one is operated by the 2M Alliance. We have terminated our previous cooperation with the 2M Alliance established in March 2019 on the Asia – Mediterranean and Asia - American Pacific Northwest and are currently serving the Asia-Mediterranean trade independently and the Asia-Pacific Northwest trade by a slot purchase from MSC and an independent service. Under our amended collaboration agreement with the 2M Alliance, we or the 2M Alliance may terminate the agreement by providing a six-month prior written notice following the initial 12-month period from the effective date of the agreement (April 2022), and in any event, in accordance with the announcement made by the members of the 2M Alliance, the 2M Alliance will terminate in January 2025. This strategic cooperation with the 2M Alliance enables us to provide our customers with improved port coverage and transit time, while generating cost efficiencies.

Operational Collaboration Agreement with MSC on Multiple Trades

In July 2023 we entered into a new slot charter agreement with MSC on the Asia-PNW trade. In September 2023, we entered into new operational agreements with MSC, encompassing several trades and seven service lines. The cooperation scope includes services connecting the Indian Subcontinent with the East Mediterranean (currently rerouted), the East Mediterranean with Northern Europe, and services connecting East Asia with Oceania. The joint services include a vessel sharing agreement, slots swaps and slot purchase arrangements. The agreements are in effect for a period of two years, may be extended for additional periods and may be terminated by providing a six-month period prior notice provided that such notice will not be given before 18 months after the effective date of the agreements.

The table below shows our operational partners by geographic trade zone as of December 31, 2023:

Geographic trade zone
Partner	Pacific	Cross-Suez	Intra-Asia	Atlantic-Europe	Latin America
A.P. Moller-Maersk(1)	✓		✓		✓
Mediterranean Shipping Company (MSC)(1)	✓	✓	✓	✓	✓
CMA CGM S.A.			✓
Evergreen Marine Corporation			✓
Hapag-Lloyd AG(2)			✓	✓
China Ocean Shipping Company (COSCO)			✓	✓
ONE			✓	✓
Orient Overseas Container Line Limited (OOCL)			✓
Yang Ming Marine Transport Corporation			✓	✓
Hyundai Merchant Marine Co. Ltd.			✓
Others			✓		✓
________________________
(1)
Our cooperation with Maersk and MSC is under the 2M Alliance framework, except: (i) our collaboration agreements with MSC as of July and September 2023 (as detailed above); (ii) our separate bilateral cooperation agreement with MSC in the Latin America; and (iii) our separate bilateral cooperation agreement with Maersk in the Latin America and Intra-Asia trades.

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

In 2023, we had more than 32,600 customers (on a non-consolidated basis) using our services. Our customer base is well-diversified, and we do not depend upon any single customer for a material portion of our revenue. For the year ended December 31, 2023, no single customer represented more than 2% of our revenues. Additionally, our customers have maintained a high degree of retention and loyalty to our business. In 2023, we achieved record results for overall customer satisfaction, strong connection and customer loyalty on the Yearly Customer Experience Survey conducted by Ipsos (one of the largest global market research companies). Eight of our 10 largest customers by revenue have been doing business with us for more than 10 years, and five of these customers have been doing business with us for more than 25 years. Seven of our largest 10 customers by revenue in the fiscal year ended December 31, 2023, have been in the top 10 in each year since 2019. Our customers include blue chip companies as well as a growing customer base of small- and medium-sized enterprises.

We intend to continue to strengthen our relationships with our key customers and to increase our direct sales to small- and medium-sized enterprises, or SMEs, which we define as customers that ship up to 200 TEUs annually. Under this definition, for the years ended December 31, 2023 and 2022, SMEs represented 19% of our aggregate carried volume worldwide. We believe this large and growing segment of the cargo shipping market represents a significant growth opportunity for us within certain of the jurisdictions in which we operate, including China, India, South-East Asia, United States, Canada, Brazil, Israel, Turkey and Italy, wherein we have a dedicated sales team for this growing segment. In addition, during the last three years we have increased our global deployment of services and presence by both establishing new local agencies and strengthening our partnerships primarily in Southeast Asia, South America, Africa, Australia and New Zealand.

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

During the last five years, end-users have constituted approximately 30% of our customers in terms of TEUs carried, and the remainder of our customers were freight forwarders. Our contracts with our main customers are typically for a fixed term of one year on all trades. Our contracts with customers may be for a certain voyage or period of time and typically do not include exclusivity clauses in our favor. Our customer mix varies within each of the markets in which we operate, as we tailor our sales and marketing strategies to the unique conditions of each specific market.

For the years ended December 31, 2023, 2022 and 2021, our five largest customers in the aggregate accounted for approximately 6%, 10%, and 12% of our freight revenues and related services, respectively, and 7%, 6% and 8% of our TEUs carried for each year.

Global Sales

Over the last 12 months, we employed 24 full-time sales professionals in our headquarters in Haifa, Israel, and approximately 740 sales personnel worldwide in our various agency locations (including in Israel). Our sales force is generally organized by customer or cargo type and supported by data-driven analytics to better understand our customers and better address their needs while maintaining desired profitability levels. We currently manage over 91% of our business on our unified information technology platform (CRM), which supports all our business processes. Operating on this unified platform enables our sales teams to quickly and consistently deliver solutions to our customers. In addition, for the years ended December 31, 2023, and 2022, approximately 91% and 90%, respectively, of transactions with our customers were completed via our websites, our platforms and e-commerce platforms, which reduces the error rate and costs associated with correcting errors. We have transformed our sales processes in all key markets in which we operate, to working by our commercial excellence methodology, to ensure alignment between all the sales initiatives and take our global sales a step forward. Each customer is assigned to a member of our sales team to serve as a single point of contact for all the customer’s specific shipping needs.

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

We have dedicated strategic accounts teams located in our headquarters in Haifa, supported by regional teams, working directly with our strategic accounts, such as international freight forwarders and end-users (BCOs). Our sales team in our headquarters works directly with sales executives in either owned, partially owned or contracted local agencies which perform our primary sales and marketing functions and manage customer relationships on a day-to-day basis. We have an ability to provide proactive and differentiated services level to our strategic accounts in Asia and the U.S.

We also employ specially trained and experienced sales experts for each type of specialized cargo we carry, who are available to consult our customers on the practical and regulatory requirements of shipping their cargo.

Global Customer service

As of December 31, 2023, we employed 35 full-time service professionals, of which 27 are located in our headquarters in Haifa and eight are located worldwide. The customer service head office functions along with four regional teams, leading and guiding our worldwide customer service teams, reaching over 1,600 customer service representative and managers, including a global outsourced back office customer documentation center.

In the last six years, we have been focusing on implementing a new unified holistic program called SmartCS, a unified organizational structure, working methodology and best practice processes, supported by an advanced IT infrastructure and tools for better managing our customers’ experience across our customer service units worldwide. SmartCS’ main building blocks are: a CRM system, a unified information technology platform providing a 360 degree view of all customer interactions; a knowledge management system, enabling a professional and quick resolution to all customer queries; soft skills trainings; a defined set of strict ‘best in class’ KPIs; and a variety of ongoing & periodic surveys to reflect actual customer feedback. As of December 31, 2023, implementation coverage reached approximately 94% of our business volume.

We have also been investing significantly in a digital transformation to use technology in order to transform the way we think, act, and perform, making it easier for our customers to do business with us. Main platforms and services introduced in the last four years include: a new company website, which was recently re-designed and is continuously being improved with new features which is designed for any device, supports multiple languages, and includes dynamic service maps, local news and updates, live chat, reaching approximately 900,000 unique visitors per month; myZIM Customer Personal Area, which provides our customers with a more efficient and convenient way to manage all of their shipments under one digital platform and easily access documentation, online draft bill of lading as well print bill of lading, proactive personal notifications, reaching over 13,000 registered customers; eZIM, a fast and easy way to directly submit eBooking & eShipping Instructions, supported by live chat; eZQuote, which provides instant quoting, fixed price and guaranteed equipment and space, allowing customers to receive instant quotes with a fixed price and guaranteed terms; Lead-to-Agreement, a system that manages all of our commercial agreements and streamlines communications between our geographic trade zones, sales force and customers; Dynamic Pricing, an analytical engine that defines the optimal pricing for spot transactions, assisting us in increasing profitability margins; Commercial Excellence, an advanced cloud based analytical tool that assists our geographic trade zones in focusing on more profitable customers in specific trades; “Hive”, a yield management platform which enables instant cargo selection and booking acceptance based on defined business rules, while providing geographic trade zones with live view and interactive control over forecasts, booking acceptances and equipment releases, maximizing the profitability of each voyage and improving response time to our customers; and ZIMapp, a complementary digital gateway service that allows easy access to both ZIM.com and myZIM, anywhere and anytime. In addition, approximately 13% of our original bills of ladings are electronic (based on blockchain technology), and as a member of the Digital Container Shipping Association (DCSA), we are committed to increasing the use of electronic bills of ladings to 50% by 2027 and 100% by 2030. All platforms & services are “Powered By Our Customers”, an innovative approach supported by a working methodology in which customers are taking an active part in designing our digital experience for customers by customers.

Suppliers

Vessel owners

As of December 31, 2023, we chartered approximately 95.0% of our TEU capacity and 93.8% of the vessels in our fleet. Access to chartered-in vessels of varying capacities, as appropriate for each of the trades in which we operate, is necessary for the operation of our business. See “Item 3.D – Risk factors – We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.” Although we currently believe our current vessel capacity is adequate compared to existing market conditions, we may face a possible shortage of vessel for hire in the future. See “Item 3.D – Risk factors – We may face difficulties in chartering or owning enough vessels, including large vessels, to support our growth strategy due to the possible shortage of vessel supply in the market.”

Port operators

We have Terminal Services Agreements (TSAs) with terminal operators and contractual arrangements with other relevant vendors to conduct cargo operations in the various ports and terminals that we use around the world. Access to terminal facilities in each port is necessary for the operation of our business. Such access is especially critical for express or expediated services such as our ZEX service connecting China and southeast Asia to the U.S. west coast, where the speed of service and avoiding bottlenecks are key factors for our customers. Although we believe we have been able to contract for sufficient capacity at appropriate terminal facilities in the past five years, possible increase in demand, congestion in ports and terminals and other geopolitical and macroeconomic events may increase our costs and dependency on berthing windows in terminals. See “Item 3.D – Risk factors – Access to ports could be limited or unavailable, including due to congestion in terminals and inland supply chains, and we may incur additional costs as a result thereof.”

Bunker and LNG suppliers

We have contractual agreements to purchase approximately 80% of our annual bunker estimated requirements with suppliers at various ports around the world. We have been able to secure sufficient bunker supply under contract or on a spot basis. For our strategic agreement with Shell and risks relating to the supply of LNG see “Item 3.D – Risk factors – Rising energy and bunker prices (including LNG) may have an adverse effect on our results of operations.”

Land transportation providers

We have services agreements with third-party land transportation providers, including providers of rail, truck and river barge transport. We are a party to a rail services agreement with some of the Class-1 service providers to main inland locations in USA and Canada.

Information and communication systems

The ability to process information accurately and quickly is fundamental to our position in the cargo shipping industry, which is characterized by constant movement of millions of individual items across a global network of sea and inland routes. Our information and communication systems are key operational and management assets which support many of our units, including shipping agencies, individual lines and various head office departments. With two primary data centers in Europe (each data center can back up the other one), our information and communication systems enable us to monitor our vessels and containers, coordinate shipping schedules, manage the loading of containers onto vessels and plan transportation schedules. We also rely on our information and communication systems to support back-office activities, such as processing cargo bookings, generating bills of lading and cargo manifests, expediting customs clearance, and facilitating equipment control and the planning and management of inter-modal transportation, as well as financial and human resources activities. See Item 3.D. “Risk factors – We face risks relating to our information technology and communication system.” In addition, as our reliance on our information and communication systems grow and as we rely more on remote connectivity of our employees due to the COVID-19 pandemic, we face heightened cyber security threats. We have invested our efforts in mitigating our cyber security risks. See Item 3.D “Risk factors – We face cyber-security risks”.

Unified platform. Our proprietary information technology platform AgenTeam, as well as Iqship for local agencies, supports our business processes throughout the supply chain. AgenTeam or Iqship have been installed for 89 countries, and we currently manage more than 99% of our business on these platforms.

Business intelligence. Additionally, we use our platform to respond quickly to changes in demand in each of our shipping lines by providing information to our shipping agencies and area managers relating to the value, volume and mix of cargo on a particular voyage or vessel. Accurate and timely information on the value, volume and mix of cargo also helps us to analyze the efficiency of our fleet deployment, capacity utilization, demand and supply in different services and shipping lines, based on which we refine the positioning of vessels and containers to reduce imbalances between outgoing voyages from a point of origin and return voyages. See “Our Customers – Global Customer service.”

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

Sustainability and Focus on ESG

Through our core value of sustainability, and in accordance with our Code of Ethics, we aim to uphold and advance a set of principles regarding environmental, social and governance concerns, and with our supplier code of conduct we aim to withhold a strong, secure and responsible supply chain. Our goal is to work resolutely to eliminate corruption risks, promote diversity among our teams and continuously reduce the environmental impact of our operations, both at sea and onshore. In particular, our vessels are in full compliance with materials and waste treatment regulations, including full compliance with the IMO 2020 Regulations, and our fuel consumption and CO2 emissions are monitored, calculated and well managed, aligned with international and national regulations and standards. Furthermore, we have elected to enter into long term charter transactions of LNG dual-fuel vessels to reduce pollutant emissions as a result of bunker consumption, and five of these vessels are also partly ready to be powered by Ammonia in the event it will become a feasible “cleaner” fuel. In addition to actively working to reduce accidents and security risks in our operations, we also endeavor to eliminate corruption risks as a member of the Maritime AntiCorruption Network (“MACN”), with a vision of a maritime industry that enables fair trade. We invest efforts in preparing for future regulations and broadly map our environmental risks. We actively promote the preservation and protection of the marine environment and biodiversity. We also foster quality throughout the service chain, by selectively working with qualified partners to advance our business interests. Finally, we promote diversity among our teams, with a focus on developing high-quality training courses for all employees. We have invested efforts and resources in promoting diversity in our company, such as monitoring gender diversity of our company on an annual basis, collaborating with nonprofit organization to increase the hiring of employees from diverse backgrounds and with disabilities, participating in special events to raise awareness to diversity and globally communicating our efforts, both internally and externally. Furthermore, we have published annual sustainability (ESG) reports since 2018, focusing, among others, on our environmental efforts and initiatives, best governance practices and diversity. As we continue to grow, sustainability remains a core value. We expect ESG regulation will intensify in the future.

Competition

We compete with a large number of global, regional and niche shipping companies to provide transport services to customers worldwide. In each of our key trades, we compete primarily with global shipping companies. The market is significantly concentrated with the top three carriers — A.P. Moller-Maersk Line, MSC and CMA-CGM — accounting for approximately 46.7% of global capacity, and the remaining carriers together contributing 53.3% of global capacity as of December 2023, according to Alphaliner. As of December 2023, we controlled approximately 2.1% of the global cargo shipping capacity and ranked 10th among shipping carriers globally in terms of TEU operated capacity, according to Alphaliner. See “Item 3.D – Risk factors – The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect our market position and financial performance.”

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

Seasonality

For a discussion of the impact of seasonality on our business, see “Item 5 – Operating and Financial Review and Prospects – Factors affecting comparability of financial position and results of operations – Seasonality.”

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

Our maximum theoretical P&I insurance coverage for our own operated vessels is approximately $7 billion per vessel per incident, subject to a limit of $1 billion per vessel per incident for oil pollution, an aggregate limit of $23 billion per vessel per incident for passenger only and $2 billion per vessel per incident for passengers and seamen combined. War liabilities are covered in excess of the “insured value” of the specific vessel.

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

International Maritime Organization

Our operated vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, the IMO has adopted MARPOL, the SOLAS Convention, and the International Convention on Load Lines of 1966 (the LL Convention). MARPOL establishes numerous environmental standards including those relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997 and new emissions standards, titled IMO-2020, took effect on January 1, 2020. Annex IV was amended effective as of November 1, 2022 and requires vessels to improve their energy efficiency and greenhouse gas emissions (GHG).

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

We may incur costs to comply with these revised standards. Additional or new conventions and international, national or local laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial conditions.

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

U.S. Coast Guard regulations limit OPA 90 liability. Effective March 23, 2023, the U.S. Coast Guard adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,000 (subject to periodic adjustment for inflation).These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

For additional information about our insurance policies, see “Risk of loss and liability insurance.”

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

Other United States environmental initiatives

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters, unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency, or EPA, regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit, or VGP, authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The EPA regulates these discharges pursuant to VIDA, which was signed into law on December 4, 2018 and replaces the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under NISA, such as mid-ocean ballast exchange programs and installation of approved U.S. Coast Guard technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. EPA published a notice of proposed rulemaking - Vessel Incidental Discharge National Standards of Performance for public comment on October 26, 2020. The comment period closed on November 25, 2020.  A supplemental notice of proposed rulemaking was issued on October 18, 2023.  The comment period for this proposal closed on December 18, 2023. Under VIDA, all provisions of the 2013 VGP and U.S. Coast Guard regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. We have obtained coverage under the current version of the VGP for all of our vessels that call U.S. waters. We do not believe that any material costs associated with meeting the requirements under the VGP will be material.

Furthermore, the California Air Resources Board (CARB) updated regulations requiring certain vessels to control pollution when they run auxiliary engines and auxiliary boilers while at berth in California ports. We anticipate this regulation will be costly, and we may be subjected to heavy fines if we fail to meet these requirements.

Since 2015, the EPA and the U.S. Army Corp of Engineers have pursued multiple rulemakings under different administrations regarding the scope of the definition of “waters of the United States” (WOTUS), thereby establishing the scope of federal jurisdiction under the CWA. In January 2023, the U.S. EPA issued a final rule redefining WOTUS that became effective March 1, 2023. The new WOTUS rule would have expanded the definition of what waters would be considered to be a WOTUS. However, in May 2023, the U.S. Supreme Court issued a decision in Sackett v. EPA that significantly narrowed the definition of WOTUS, specifically as that definition relates to wetlands under the Clean Water Act. On August 29, 2023, the U.S. EPA re-issued its WOTUS rule, revised in accordance with the Sackett decision, as a final rule with no public notice and comment. As a result of ongoing litigation, the current implementation of the definition of WOTUS varies by state.

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

The European Union’s Emissions Trading System, or ETS, which entered into effect on January 1, 2024, sets a limit on the total amount of greenhouse gases that we as a shipping company are permitted to emit on route to or from European Union members’ ports. Such cap is expressed in emission allowances, where one allowance gives the right to emit one ton of carbon dioxide equivalent. Each year, we will be required to surrender enough allowances to fully account for our emissions, otherwise we will be subject to heavy fines. The ETS Regulations require us to purchase and surrender allowances equal to a percentage of our emissions that gradually increases over time, from 40% of reported emissions in 2024 to 100% of reported emissions in 2026. We anticipate we will be required to purchase allowances from the EU carbon market on an ongoing basis, which will increase our operating costs. We have implemented a New Emission Factor, or NEF, surcharge, intended to pass on to customers the additional costs associated with compliance with the ETS Regulations, however there is no assurance that this surcharge will enable us to mitigate the possible increase costs in full or at all. The IMO 2020 Regulations, the ETS and any future air emissions regulations with which we must comply may cause us to incur substantial additional operating costs.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. At MEPC 80, the 2023 IMO Strategy on Reduction of GHG Emissions from Ships was adopted, which includes an enhanced common ambition to reach net-zero GHG emissions from international shipping by or around, 2050, a commitment to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and the adoption of interim targets to reduce the total annual GHG emissions from international shipping by at least 20% by 2030 and by at least 70% by 2040 compared to 2008. These regulations could cause us to incur additional substantial expenses. We strive to cut greenhouse gas emissions to net-zero by 2050, and we have implemented various optimization strategies designed to reduce greenhouse gas emissions, including long term chartering LNG dual fuel vessels, operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing route optimization.

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

Competition regulations

We have been, and continue to be, subject to investigations and party to legal proceedings relating to competition concerns. In recent years, a number of liner shipping companies, including us, have been the subject of antitrust investigations in the U.S., the EU and other jurisdictions into possible anti-competitive behavior. Furthermore, the spike in freight rates and related charges during 2020 and 2021 following the COVID-19 pandemic outbreak has resulted in increased scrutiny by governments and regulators around the world, including U.S. President Biden's administration and the FMC in the U.S., and the ministry of transportation in China. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) signed into law in June 2022 requires us and all other carriers to immediately implement certain requirements in detention and demurrage invoices, which if not included will eliminate any obligation of the charged party to pay the charge, including certifying that all detention and demurrage invoices are issued in compliance with the FMC’s Interpretive Rule on Detention and Demurrage of May 18, 2020. These requirements in detention and demurrage invoices may affect our ability to effectively collect these fees from our customers, heighten the risk of civil litigation and adversely affect our financial results. OSRA further mandates a series of rule-making projects by FMC, including: (i) defining prohibited practices by common carriers and other industry players when assessing detention and demurrage; (ii) defining what is an “unreasonable” refusal of cargo space, as well as unfair or unjustly discriminatory methods; (iii) defining what is “unreasonable refusal” to deal or negotiate with respect to vessel space, and (iv) authorizing the FMC to determine “essential terms” that are deemed by FMC necessary to be included in maritime shipping service. Subsequently, the FMC published in June 2023 a proposed rule that defines when it is unreasonable for a carrier to deny cargo space accommodations when those are available, and in February 2023 published a final rule that prohibits the collection of detention and demurrage from U.S. truckers and consignees on import. In addition to the FMC rulemaking projects, other new legislation initiatives have been introduced in Congress, which, if passed, could further restrict our commercial position vis-à-vis supply chain providers and customers, create new regulatory (including environmental) requirements, as well as cancel or limit the applicable U.S. Shipping Act antitrust exemptions.  Any new rule issued by the FMC addressing these topics or other legislative-related initiatives may have an adverse effect on our business and financial results, including on our ability to negotiate commercial terms with our customers in our favor and our ability to collect our fees in exchange for our services. If we are found to be in violation of the applicable regulation, we could be subject to various sanctions, including monetary sanctions. Specifically, in September 2022, an FMC complaint was filed against us claiming we overcharged detention and demurrage fees in violation of the FMC’s interpretive Rule on Detention and Demurrage of May 18, 2020, and is currently in discovery stages.

Although we have taken measures to fully comply with antitrust regulatory requirements and have adopted a comprehensive antitrust compliance plan, which includes, among other, mandatory periodic employee trainings, we may face investigations, and, if we are found to be in violation of the applicable regulation, we could be subject to criminal, civil and monetary sanctions, as well as related legal proceedings. See Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report and Item 3.D “Risk Factors — We are subject to competition and antitrust regulations in the countries where we operate, have been subject to antitrust investigations by competition authorities in the past and may be subject to antitrust investigations in the future. Moreover, we rely on applicable competition exemptions for operational agreement with other carriers and the revocation of these exemptions could negatively affect our business.”

United States

Our operations between the United States and non-U.S. ports are subject to the provisions of the U.S. Shipping Act of 1984, or the Shipping Act, which is administered by the Federal Maritime Commission (FMC). On October 16, 1998, the Ocean Shipping Reform Act of 1998 was enacted, amending the Shipping Act to promote the growth and development of U.S. exports through certain reforms in the regulation of ocean transportation. This legislation, in part, repealed the requirement that a common carrier or conference file tariffs with the FMC, replacing it with a requirement that tariffs be open to public inspection in an electronically available, automated tariff system. Furthermore, the legislation requires that only the essential terms of service contracts be published and made available to the public. Our operations involving U.S. ports are subject to FMC oversight under the Shipping Act and FMC regulatory requirements relating to carrier agreements, tariffs and service contracts, and certain “Prohibited Acts” under Section 10 of the Shipping Act. Violations of the requirements of the Shipping Act or FMC regulations are subject to civil penalties of up to $14,608 per non-willful violation and up to $73,045 per willful violation. Pursuant to the Federal Civil Penalties Inflation Adjustment Act Improvements Act of 2015, these civil penalties are subject to adjustments on an annual basis to reflect inflation.

European Union and United Kingdom

Our operations involving the European Union are subject to EU competition rules, particularly Articles 101 and 102 of the Treaty on the Functioning of the European Union, as modified by the Treaty of Amsterdam and Lisbon. Article 101 generally prohibits and declares void any agreement or concerted actions among competitors that adversely affects competition. Article 102 prohibits the abuse of a dominant position held by one or more shipping companies. However, certain joint operation agreements in the shipping industry such as vessel sharing agreements and slot swap agreements are block exempted from certain prohibitions of Article 101 by Commission Regulation (EC) No 906/2009 as amended by Commission Regulation (EU) No 697/2014 and in effect until April 2024 (Consortia Block Exemption Regulation, or “CBER”). This regulation permits joint operation of services among competitors under certain conditions, with the exception of price fixing, capacity and sales limitation and allocation of markets and customers, under certain conditions. During 2022, the European Union launched a legal review of the CBER to decide whether to renew, modify or allow the CBER to lapse. A similar review was also initiated by the UK competition authority. In October 2023, the EU competition authority, or the DG Competition, announced its intention not to renew the CBER following its expected expiry in April 2024. Following the expiry of the CBER, operational agreements remain legally permitted if they fall within the conditions of Article 101 of Treaty on the Functioning of the European Union and are subject to a self-assessment. A similar decision was taken by the United Kingdom’s Competition and Markets Authority (CMA) not to enact a UK block exemption that will replace the CBER following Brexit. Although we currently do not believe the non-renewal of the block exemptions regulation in the EU and UK will have a material impact on our operations as currently conducted, the non-renewal is expected to increase legal costs, increase legal uncertainty and delay the implementation of operational cooperation agreements between carriers, thus potentially limiting our ability to enter into cooperation arrangements with other carriers. In addition, the non-renewal or modification of the existing CBER may adversely affect the review and renewal processes of similar block exemptions regulations in other jurisdictions, and may contribute to the shortening of block exemption regulation effective periods in other jurisdictions. See Item 3.D “Risk Factors – We are subject to competition and antitrust regulations in the countries where we operate, have been subject to antitrust investigations by competition authorities in the past and may be subject to antitrust investigations in the future. Moreover, we rely on applicable competition exemptions for operational agreement with other carriers, and the revocation of these exemptions could negatively affect our business.”

Israel

Our operations in Israel are subject to Israeli competition rules, primarily the Israeli Economic Competition Law, 1988, or the Israeli Competition Law, and the regulations and guidelines thereunder. Under the Israeli Competition Law certain arrangements, known as “restrictive arrangements”, such as non- compete and exclusivity clauses, as well as other arrangements that may be deemed to undermine competition, such as “most-favored-nation” clauses, may create concerns under Israeli competition law and as such may require specific exemptions or approvals, and in certain cases they may be subject to “block exemptions” which automatically apply in the relevant circumstances. Our arrangements (agreements) and operations in Israel are reviewed on an ongoing basis in order to address this concern. Our cooperation with competitors is subject to the Israeli industry wide block exemption with respect to operational arrangements involving international transportation at sea, issued in 2012. Under this block exemption, sea carriers are permitted to enter into operational agreements such as VSAs, swap agreements or slot charter agreements, subject to the completion of a self-assessment confirming the satisfaction of the following conditions: (i) the restraints in the arrangement do not reduce competition in a considerable share of the market, or do not result in a substantial harm to competition in such market; (ii) the object of the arrangement is not the reduction or elimination of competition; and (iii) the arrangement does not include any restraints which are not necessary in order to fulfill its objectives. Although originally recommended by the Israeli Competition Authority to be extended by an additional five-year period, the block exemption was eventually extended for a shorter period of three years and until October 2025. The explanatory notes of the Israeli block exemption include that these rules are similar in concept to the CBER. There is no assurance that the Israeli block exemption will be further extended at all or under similar terms, particularly considering that the European Union announced its intention not to renew the CBER and the UK CMA announced its decision not to replace the CBER with a similar UK block exemption (see above – “Competition Regulation – European Union”).

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

Our subsidiaries are organized under and subject to the laws of various countries. Please see Exhibit 8.1 to this Annual Report on Form 20-F for a listing of our subsidiaries.

D.	Property, plants and equipment

We are headquartered in Haifa, Israel and conduct business worldwide. We currently lease approximately 171,500 square feet of office space at 9 Andrei Sakharov Street, Matam, Haifa 3190500, Israel. The lease commenced in 2004 and will expire in May 2034.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global container liner shipping company with leadership positions in niche markets where we believe we have distinct competitive advantages that allow us to maximize our market position and profitability. Founded in Israel in 1945, we are one of the oldest shipping liners, with nearly 80 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence. Moreover, we continuously seek to maximize operational efficiencies while increasing our profitability and benefitting from a flexible cost structure. We have also developed a variety of digital tools to better understand our customers’ needs through careful analysis of data, including business and artificial intelligence.

As of December 31, 2023, we operated a global network of 67 weekly lines, calling at approximately 310 ports delivering cargo to and from more than 90 countries. Our network is enhanced by cooperation agreements with other leading container liner companies and alliances, allowing us to maintain our independence while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Within our global network we offer tailored services, including land transportation and logistical services as well as specialized shipping solutions, including the transportation of out-of-gauge cargo, refrigerated cargo and dangerous and hazardous cargo. Our strong reputation and high-quality service offerings have drawn a loyal and diversified customer base. We have a highly diverse and global customer base of approximately 32,600 customers (on a non-consolidated basis) using our services, while, in 2023, our 10 largest customers represented approximately 13% of our freight revenues and our 50 largest customers represented approximately 28% of our freight revenues.

In the years ended December 31, 2023, 2022 and 2021, we carried 3,281 thousand, 3,380 thousand and 3,481 thousand TEUs for our customers worldwide, respectively. Additionally, in the years ended December 31, 2023, 2022 and 2021, our net income (loss) was $(2,687.9) million, $4,629.0 million and $4,649.1 million, respectively, and our Adjusted EBITDA was $1,049.3 million, $7,541.3 million and $6,597.4 million, respectively.

Our ordinary shares have been listed on the New York Stock Exchange under the symbol “ZIM” since January 28, 2021.

Factors affecting our results of operations

Our results of operations are affected, among others, by the following factors:

Factors affecting our income from voyages and related services

Market Volatility. The container shipping industry continues to be characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including the implications of the ongoing military conflicts between Israel and Hamas and Hezbollah and Russia and Ukraine, the rise of inflation in certain countries, or the continuing trade restrictions between the US and China). Market conditions impact during 2021 and 2022 was positive, resulting in the Company’s improved results and strengthened capital structure, mainly driven by increased freight rates. Following the peak levels reached during 2021 and the first quarter of 2022, freight rates have decreased in most trades throughout the remainder of the year 2022 and during 2023 as a result of reduced demand and increased capacity as well as the easing of both COVID-19 restrictions and congestion in ports, although some increases were demonstrated in certain trades towards the end of 2023, related to security concerns raised in the Red Sea.

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

Freight rates. Freight rates are largely established by the freight market and we have a limited influence over these rates. We use average freight rate per TEU as one of the key parameters of our performance. Average freight rate per TEU is calculated as revenues from containerized cargo during a certain period, divided by total TEUs carried during that period. Container shipping companies have generally experienced volatility in freight rates. Freight rates vary widely as a result of, among other factors:

•	cyclical demand for container shipping services relative to the supply of vessel and container capacity;

•	competition in specific trades;

•	costs of operation (including bunker, terminal and charter costs);

•	the particular dominant leg on which the cargo is transported;

•	average vessel size in specific trades;

•	the origin and destination points selected by the shipper; and

•	the type of cargo and container type.

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) increased from 818 points on April 23, 2020, with the global outbreak of COVID-19, to 5,047 as of December 31, 2021, but as of December 31, 2023, was 1,760. Freight rates have significantly declined in the second half of 2022 and 2023. Furthermore, rates within the charter market, through which we source most of our capacity, may also fluctuate significantly based upon changes in supply and demand for shipping services. The severe shortage of vessels available for hire during 2021 and the first half of 2022 has resulted in increased charter rates and longer charter periods dictated by owners. Since September 2022, charter hire rates have been normalizing, with vessel availability for hire still low. In addition, according to Alphaliner, global container ship capacity is expected to increase by 9.9% in 2024, with a vessel order book of 7.1 million TEU, while demand for shipping services is projected to increase only by 2.2%. Therefore, the increase in ship capacity is expected to be more than the increase in demand for container shipping.

There are certain cargo types that require more expertise; for example, we charge a premium over the base freight rate for handling specialized cargo, such as refrigerated, liquid, over-dimensional, or hazardous cargo, which require more complex handling and more costly equipment and are generally subject to greater risk of damage. We believe that our commercial excellence and customer centric approach across our network of shipping agencies enable us to recognize and attract customers who seek to transport such specialized types of cargo, which are less commoditized services and more profitable. We intend to focus on growing the specialized cargo transportation portion of our business, and the portion of reefer cargo out of our total TEU carried grew by approximately 5% during 2023 compared to 2022. We also charge a premium over the base freight rate for global land transportation services we provide. Further, from time to time we impose surcharges over the base freight rate, in part to minimize our exposure to certain market-related risks, such as fuel price adjustments, increased insurance premiums in war zones, exchange rate fluctuations, terminal handling charges and extraordinary events, although usually these surcharges are not sufficient to recover all of our costs. Amounts received related to these adjustment surcharges are allocated to freight revenues.

Factors affecting our operating expenses and costs of services

Cargo handling expenses. Cargo handling expenses represent the most significant portion of our operating expenses. Cargo handling expenses primarily include variable expenses relating to a single container, such as stevedoring and other terminal expenses, feeder services, storage costs, balancing expenses arising from repositioning containers with unutilized capacity on the counter-dominant leg, and expenses arising from inland transport of cargo.

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

For each service we operate, we measure the utilization of a vessel on the dominant leg, as well as on the counter-dominant leg by dividing the number of TEUs carried on a vessel by that vessel’s capacity. For example, some of our major trade routes, such as the Pacific and Cross Suez routes, are marked by significant trade imbalances, as the majority of goods are shipped from Asia for consumption in Europe and North America. We manage the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction using various methods, such as triangulating our land transportation activities and services. If we are unable to successfully match requirements for container capacity with available capacity in nearby locations, we may incur balancing costs to reposition our containers in other areas where there is demand for capacity. Cargo handling accounted for 43.0%, 41.6% and 48.1% of our operating expenses and cost of services for the years ended December 31, 2023, 2022 and 2021.

Bunker expenses. Bunker expenses, mainly comprised of fuel and marine LNG consumption, represent a significant portion of our operating expenses. As a result, changes in the price of bunker or in our bunker consumption patterns can have a significant effect on our results of operations. Bunker price has historically been volatile, can fluctuate significantly and is subject to many economic and political factors that are beyond our control. Bunker prices have decreased in 2023, following their increase in 2022, partially due to the military conflict between Russia and Ukraine. .In an effort to reduce our bunker expenses, we have employed new procurement processes and tools aimed at reducing the prices at which we purchase our bunker from our suppliers. We also seek to control our costs by imposing surcharges over the base freight rate to minimize our exposure to changes in bunker costs, reviewing bunker prices in different markets and purchasing fuel for our vessels when such vessels are visiting bunkering ports that offer lower bunker price. We have entered into a sale and purchase agreement with Shell to supply LNG for our 15,000 TEU LNG dual fuel vessels, which have been delivered, and we expect to rely on Shell and other LNG suppliers for the purchase and supply of LNG for the remaining LNG dual fuel fleet to be delivered. Additionally, we may sometimes manage, part of our exposure to fuel price fluctuations by entering into hedging arrangements. For more information on the risks of bunker price fluctuations, see Item 3.D “Risk factors – Risks relating to operating our vessel fleet – Rising energy and bunker prices (including LNG) may have an adverse effect on our results of operations.” Our bunker consumption is affected by various factors, including the number of vessels being deployed, vessel size, pro forma speed, vessel efficiency, weight of the cargo being transported and sea state. We have implemented various optimization strategies designed to reduce bunker consumption, including operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing route optimization. Our bunker expenses accounted for 28.3%, 30.1% and 18.9% of our operating expenses and cost of services for the years ended December 31, 2023, 2022 and 2021, respectively.

Vessel charter portfolio. Most of our capacity is chartered in. As of December 31, 2023, we chartered-in 135 vessels, which accounted for 95.0% of our TEU capacity and 93.8% of the vessels in our fleet. Of such vessels, all are under a “time charter”, including three vessels chartered in from related parties, which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee with the owner handling the crewing and technical operation of the vessel. Four of our vessels were chartered-in under a “bareboat charter”, which consists of chartering a vessel for a given period of time against a charter fee, with us handling the operation of the vessel, but they were re-delivered to their owners during 2023, so currently none of our vessels are chartered-in under a bareboat charter. Under these arrangements, both parties are committed for the charter period; however, vessels temporarily unavailable for service due to technical issues will qualify for relief from charges during such period (off hire). Further to the implementation of IFRS 16 (‘Leases’) on January 1, 2019, vessel charters with an expected term exceeding one year, are accounted through depreciation and interest expenses. Accordingly, the composition of our charter fleet in respect of expected term, affects the classification of our costs related to vessel charters. For strategic long term charter agreements see “Item 4.B – Our vessel fleet – Strategic Chartering Agreements”.

We also purchase “slot charters,” which involve the purchase of slots on board of another shipping company’s vessel. Generally, these rates are based primarily on demand for capacity as well as the available supply of container ship capacity. As a result of macroeconomic conditions affecting trade flow between ports served by container shipping companies and economic conditions in the industries which use container shipping services, bareboat, time and slot charter rates can, and do, fluctuate significantly and are generally affected by similar factors that influence freight rates. Our results of operations may be affected by the composition of our general chartered-in vessels portfolio. Slots purchase and charter hire of vessels (other than those recognized as right-of-use-assets) accounted for 2.0%, 8.4% and 13.6%, of our operating expenses and cost of services for the years ended December 31, 2023, 2022 and 2021, respectively.

Port expenses (including canal fees). We pay port expenses, which are surcharges levied by a particular port and are applicable to a vessel and/or the cargo on board of a particular vessel, at each port of call along our various trade routes. Increases in port expenses increase our operating expenses and, if such increases are not reflected in the freight rate charged by us to our customers, may decrease our net income, margins and results of operations. We also pay canal fees, which are the transit fees levied by canals, such as the Panama Canal or the Suez Canal, in connection with a vessel’s passage and are generally correlated to the size of the vessel transporting the cargo. Larger vessels, notwithstanding their utilization in a given voyage and capacity of cargo, generally pay higher transit fees. An increase in transit fees, if not reflected in the freight rate charged by us to our customers, may decrease our net income, margins and results of operations. Our port (including canal) expenses accounted for 12.9%, 7.5% and 6.5% of our operating expenses and cost of services for the years ended December 31, 2023, 2022 and 2021, respectively.

Agents’ salaries and commissions. Our agents’ salaries and commissions reflect our costs related to agents’ services in connection with certain aspects of our shipping operations. Any increases in the salaries and commissions paid to agents for their services, would result in the corresponding increases to our operating expenses and cost of services. Agents’ salaries and commissions totaled $209.5 million, $261.1 million and $238.8 million for the years ended December 31, 2023, 2022 and 2021, respectively, accounting for 5.4%, 5.5% and 6.1% of our operating expenses and cost of services for the years ended December 31, 2023, 2022 and 2021.

General and administrative expenses. Our general and administrative expenses include salaries and related expenses, office equipment and maintenance, depreciation and amortization, consulting and legal fees and travel and vehicle expenses. General and administrative expenses totaled $280.7 million, $338.3 million and $267.7 million for the years ended December 31, 2023, 2022 and 2021, respectively, including $185.5 million, $238.8 million and $193.0 million of salaries and related expenses, respectively.

Personnel expenses, which comprise salaries and related expenses (including incentives) in both operating expenses and general and administrative expenses, totaled $428.4 million, $489.7 million and $411.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Recently, as a result of the continuing volatility within the shipping industry, seasonality factors have not been as apparent as they have been in the past. As global trends that affect the shipping industry have changed rapidly in recent years, including trends resulting from the COVID-19 pandemic and other geopolitical events, it remains difficult to predict these trends and the extent to which seasonality will be a factor impacting our results of operations in the future.

Components of our consolidated income statements

Income from voyages and related services

Income from voyages and related services is primarily generated from the transportation of cargo and related services, including demurrage and value-added services.

Cost of voyages and related services

Cost of voyages and related services is comprised of: (i) operating expenses and costs of services, which mainly include expenses related to cargo handling, slots purchase and charter hire of vessels, bunker and lubricants, port expenses, agents’ salaries and commissions, costs of related services and sundry expenses, and (ii) depreciation expenses.

Operating expenses and costs of services

Expenses related to cargo handling. Expenses related to cargo handling primarily include the cost relating to loading and discharge of containers, transport of empty containers, land transportation and transshipment of cargo.

Bunker and lubricants. Expenses related to the consumption of bunker and lubricants primarily consist of the purchase costs of fuel and LNG consumed by the vessels we operate and other oil-based lubricants required for the operation of our vessels.

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

Depreciation

Depreciation mainly consists of depreciation of operating assets, primarily vessels and containers. We depreciate owned vessels and leased vessels (right-of-use assets) expected to be owned by the end of the lease using a straight-line method, on the basis of their respective estimated useful life, most often estimated at 25 years (for new build), taking into account their residual scrap value. The remaining leased vessels are depreciated using a straight-line method along the shorter of the lease term and the useful life of the vessel. Other assets, such as containers, are also depreciated over their estimated useful life (13-15 years for containers) on a straight-line basis, taking into account their residual value, where applicable.

Other income (expenses), net

Other income (expenses), net ordinarily consists of capital gains and losses, net related to the disposal of containers and handling equipment, vessels and other assets, as well as certain impairment losses (recoveries).

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

Income taxes

Income taxes comprise current and deferred tax expenses related to corporate income and other earnings. Current tax is the expected taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their amounts used for taxation purposes, as well as in respect of carry forward losses, to the extent expected to be utilized.

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

	Year Ended December 31,
	2023	2022	2021
	(in millions)
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBIT
Net income (loss)	$(2,687.9)	$4,629.0	$4,649.1
Financial expenses, net	304.5	108.5	156.8
Income taxes	(127.6)	1,398.3	1,010.4
Operating income (EBIT)	(2,511.0)	6,135.8	5,816.3
Non-cash charter hire expenses(1)	0.2	0.4	1.5
Capital loss (gain), beyond the ordinary course of business(2)	20.0	(0.6)	(0.1)
Assets Impairment loss(3)	2,063.4	0.0	0.0
Expenses related to legal contingencies	5.0	9.8	2.0
Adjusted EBIT	$(422.4)	$6,145.4	$5,819.7
Adjusted EBIT margin(4)	(8.2)%	48.9%	54.2%

______________________

(1)	Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring.

(2)	Related to disposal of assets, other than container and equipment (which are disposed on a recurring basis).

(3)	For further details, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

(4)	Represents Adjusted EBIT divided by Income from voyages and related services.

	Year Ended December 31,
	2023	2022	2021
	(in millions)
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA
Net income (loss)	$(2,687.9)	$4,629.0	$4,649.1
Financial expenses, net	304.5	108.5	156.8
Income taxes	(127.6)	1,398.3	1,010.4
Depreciation and amortization	1,471.8	1,396.2	779.2
EBITDA	(1,039.2)	7,532.0	6,595.5
Non-cash charter hire expenses	0.1	0.1	0.0
Capital loss (gain), beyond the ordinary course of business(1)	20.0	(0.6)	(0.1)
Assets Impairment loss(2)	2,063.4	0.0	0.0
Expenses related to legal contingencies	5.0	9.8	2.0
Adjusted EBITDA	$1,049.3	$7,541.3	$6,597.4

____________________________

(1)	Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

(2)	For further details, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

Results of operations

The following table sets forth our results of operations in U.S. million dollars and as a percentage of income from voyages and related services for the periods indicated:

	Year Ended December 31,
	2023		2022		2021
	(in millions)
Income from voyages and related services	$5,162.2	100%	$12,561.6	100%	$10,728.7	100%
Cost of voyages and related services:
Operating expenses and cost of services	(3,885.1)	(75.3)	(4,764.5)	(37.9)	(3,905.9)	(36.4)
Depreciation	(1,449.8)	(28.1)	(1,370.3)	(10.9)	(756.3)	(7.1)
Impairment of assets	(2,034.9)	(39.4)
Gross profit	(2,207.6)	(42.8)	6,426.8	51.2	6,066.5	56.5
Other operating income (expenses), net	(14.9)	(0.3)	48.0	0.4	13.6	0.1
General and administrative expenses	(280.7)	(5.4)	(338.3)	(2.7)	(267.7)	(2.5)
Share of profits of associates	(7.8)	(0.2)	(0.7)	(0.0)	3.9	0.1
Results from operating activities	(2,511.0)	(48.6)	6,135.8	48.9	5,816.3	54.2
Finance expenses, net	(304.5)	(5.9)	(108.5)	(0.9)	(156.8)	(1.4)
Profit (loss) before income tax	(2,815.5)	(54.5)	6,027.3	48.0	5,659.5	52.8
Income taxes	127.6	(2.5)	(1,398.3)	(11.1)	(1,010.4)	(9.5)
Net income (loss)	$(2,687.9)	(52.1)%	$4,629.0	36.9%	$4,649.1	43.3%

Fiscal Year ended December 31, 2023, compared to fiscal year ended December 31, 2022

Income from voyages and related services

Income from voyages and related services for the year ended December 31, 2023 decreased by $7,399.4 million, or 58.9%, from $12,561.6 million for the year ended December 31, 2022, to $5,162.2 million for the year ended December 31, 2023, primarily driven by (i) a decrease of $7,003.8 million in revenue from containerized cargo, as detailed in the table below mainly with respect to average freight rates, (ii) a decrease of $485.7 million in income from demurrage,  partially offset by an increase of $226.1 million in income from non-containerized cargo (mainly related to vehicle shipping services).

The number of TEUs carried for the year ended December 31, 2023, decreased by 99 thousand TEUs, or 2.9%, from 3,380 thousand TEUs for the year ended December 31, 2022, to 3,281 thousand TEUs for the year ended December 31, 2023, primarily due to shifting to slots purchase instead of vessels deployment in the Pacific Northwest and in India – Mediterranean / North Europe sub-trades, along with the termination of services in the Pacific Southwest, South East Asia and Asia – Australia sub-trades, as well as due to a decrease in vessel utilization in the Atlantic trade zone, and in the dominant leg of the Pacific trade zone, as a result of weak consumers demand.

On the other hand, the above was partially offset by: (i) deploying larger vessels in the Pacific all-water sub-trade, (ii) launching new services in the Latin America trade zone, (iii) an increase in the number of voyages across most trades, as port congestion was largely relieved during 2023 and (iv) due to an increase in vessel utilization of the counter-dominant leg of the Pacific trade zone.

The average freight rate per TEU carried for the year ended December 31, 2023 decreased by $2,037, or 62.9%, from $3,240 for the year ended December 31, 2022 to $1,203 for the year ended December 31, 2023.

The following table shows a breakdown of our TEUs carried, average freight rate per TEU carried and freight revenues from containerized cargo (i.e., excluding other revenues, mainly related to non-containerized cargo, demurrage and value-added services; see also Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report) for each geographic trade zone for the periods presented. For a discussion of the factors that drove changes in average freight rate per TEU carried in our industry, see “Factors affecting our income from voyages and related services.”

	TEUs carried			Average freight rate per TEU carried (USD)			Freight revenues from containerized cargo (USD millions)
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
Geographic trade zone	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Pacific	1,260	1,160	8.6%	$1,412	$4,743	(70.2)%	$1,779.1	$5,504.2	(67.7)%
Cross-Suez	386	428	(9.8)%	$1,273	$3,568	(64.3)%	$491.3	$1,528.5	(67.9)%
Atlantic-Europe	429	496	(13.5)%	$1,484	$2,485	(40.3)%	$636.3	$1,231.3	(48.3)%
Intra-Asia	916	1,058	(13.4)%	$673	$1,840	(63.4)%	$616.6	$1,945.9	(68.3)%
Latin America	290	238	21.8%	$1,466	$3,120	(53.0)%	$425.0	$742.3	(42.7)%
Total	3,281	3,380	(2.9)%	$1,203	$3,240	(62.9)%	$3,948.3	$10,952.2	(63.9)%

TEUs carried in the Pacific geographic trade zone for the year ended December 31, 2023 increased by 99 thousand, or 8.6%, from 1,160 thousand for the year ended December 31, 2022, to 1,260 thousand for the year ended December 31, 2023, primarily driven by an increase in the number of voyages and in vessel utilization of the counter-dominant leg, along with deploying larger vessels in the all-water sub-trade.  On the other hand, the above was partially offset by the termination of an e-commerce express service in the Pacific Southwest sub-trade and by shifting to slots purchase instead of vessel deployment in the Pacific Northwest, along with a decrease in vessel utilization of the dominant leg, due to weak consumers’ demands. The average freight rate per TEU carried in the Pacific geographic trade zone for the year ended December 31, 2023 decreased by $3,331 or 70.2%, from $4,743 for the year ended December 31, 2022 to $1,412 for the year ended December 31, 2023.

TEUs carried in the Cross-Suez geographic trade zone for the year ended December 31, 2023 decreased by 42 thousand, or 9.8%, from 428 thousand for the year ended December 31, 2022, to 386 thousand for the year ended December 31, 2023, primarily driven by shifting to slots purchase instead of vessel deployment in India – Mediterranean / North Europe sub-trade and by deploying smaller vessels in Asia – Mediterranean / North Europe sub-trade, partially offset by an increase in the number of voyages. The average freight rate per TEU carried in the Cross-Suez geographic trade zone for the year ended December 31, 2023 decreased by $2,295, or 64.3%, from $3,568 for the year ended December 31, 2022 to $1,273 for the year ended December 31, 2023.

TEUs carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2023 decreased 67 thousand, or 13.5%, from 496 thousand for the year ended December 31, 2022, to 429 thousand for the year ended December 31, 2023, primarily driven by a decrease in vessel utilization due to weak consumer demand, mainly in the Cross Atlantic sub-trade, partially offset by an increase in the number of voyages. The average freight rate per TEU carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2023 decreased by $1,001, or 40.3%, from $2,485 for the year ended December 31, 2022 to $1,484 for the fiscal year ended December 31, 2023.

TEUs carried in the Intra-Asia geographic trade zone for the year ended December 31, 2023 decreased by 141 thousand, or 13.4%, from 1,058 thousand for the year ended December 31, 2022, to 916 thousand for the year ended December 31, 2023, primarily driven by the termination of service in the South East Asia and Asia – Australia sub-trades, partially offset by an increase in the number of voyages. The average freight rate per TEU carried in the Intra-Asia geographic trade zone for the year ended December 31, 2023 decreased by $1,167, or 63.4%, from $1,840 for the year ended December 31, 2022 to $673 for the year ended December 31, 2023.

TEUs carried in the Latin America geographic trade zone for the year ended December 31, 2023, increased 52 thousand or 21.8%, from 238 thousand for the year ended December 31, 2022 to 290 thousand for the year ended December 31, 2023, primarily driven by launching new services in the North – South America and Asia – South America sub-trades. The average freight rate per TEU carried in the Latin America geographic trade zone for the year ended December 31, 2023, decreased by $1,654, or 53.0%, from $3,120 for the year ended December 31, 2022 to $1,466 for the year ended December 31, 2023.

Composition of gross profit

	Year Ended December 31,
	2023	2022	Change	% Change
	(in millions)
Income from voyages and related services	$5,162.2	$12,561.6	$(7,399.4)	(58.9)%
Cost of voyages and related services:
Operating expenses and cost of services	(3,885.1)	(4,764.5)	879.4	(18.5)%
Depreciation	(1,449.8)	(1,370.3)	79.5	5.8%
Impairment of assets	(2,034.9)	-	(2,034.9)	100%
Gross profit	$(2,207.6)	$6,426.8	$8,634.4	(134.3)%

Cost of voyages and related services

Operating expenses and cost of services

Operating expenses and cost of services for the year ended December 31, 2023 decreased $879.4 million, or (18.5%), from $4,764.5 million for the year ended December 31, 2022 to $3,885.1 million for the year ended December 31, 2023, primarily driven by (i) a decrease of $335.9 million (23.4%) in bunker expenses, (ii) a decrease of $319.4 million (80.1%) in slot purchases and hire of vessels, (iii) a decrease of $310.1 million (15.7%) in cargo handling expenses, partially offset by (iv) an increase of $141.7 million (39.5%) in port expenses.

Depreciation for the year ended December 31, 2023 increased by $79.5 million, or 5.8%, from $1,370.3 million for the year ended December 31, 2022, to $1,449.8 million for the year ended December 31, 2023, primarily due to an increase of $285.1 million related to right-of-use vessels, partially offset by a decrease of $172.1 related to the impairment of assets recorded on September 30, 2023.

We recognized an impairment loss in the year ended December 31, 2023. With respect to our impairment analysis and results, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

Gross profit

Gross loss for the year ended December 31, 2023 was $2,207.6 million compared to a gross profit for the year ended December 31, 2022 of $6,426.8 million, an overall change of $8,634.4 million. The change was primarily driven by a decrease of $7,399.4 million in income from voyages and related services and an impairment of assets in an amount of $2,034.9 million, partially offset by a decrease of $879.4 million in operating expenses.

Other Operating income (expenses), net

Other operating expenses, net for the year ended December 31, 2023 were $14.4 million, compared to other operating income, net of $48.9 million for the year ended December 31, 2022, an overall change of $62.9 million. The change was primarily driven by a decrease of $31.8 million in capital gains (mainly related to containers sold) and an impairment of assets in an amount of $28.5 million recorded on September 30, 2023.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2023 decreased $57.6 million, or (17.0%), from $338.3 million for the year ended December 31, 2022 to $280.7 million for the year ended December 31, 2022, primarily driven by a decrease of $53.2 million in salaries and related expenses (including incentives).

Finance expenses, net

Finance expenses, net for the year ended December 31, 2023 were $304.5 million compared to $108.5 million for the year ended December 31, 2022, an increase of $196.0 million, or 180.6%. The increase was primarily driven by (i) an increase of $156.0 million related to interest expenses (mostly related to lease liabilities), (ii) an increase of $45.6 million related to net foreign currency exchange rate differences, and (iii) an increase of $40.9 million related to adjustments to financial liabilities in respect of estimated and executed cashflows, partially offset by an increase of $58.1 million in interest income.

Income taxes

Income taxes for the year ended December 31, 2023 amounted to an income of $127.6 million, compared to an expense of $1,398.3 million for the year ended December 31, 2022, an overall change of $1,525.9 million, primarily driven by the change in the profit (loss) before income taxes and the accounting of deferred taxes.

Fiscal Year ended December 31, 2022, compared to fiscal year ended December 31, 2021

See - “Item 5. Operating and Financial Review and Prospects” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 13, 2023.

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

Our cash and cash equivalents amounted to $921.5 million, $1,022.1 million, and $1,543.3 million as of December 31, 2023, 2022 and 2021, respectively.

In addition, our bank deposits and other investment instruments amounted to $1,755.4 million, $3,588.6 million and $2,306.5 million as of December 31, 2023, 2022 and 2021, respectively. See Note 29(a) to our audited consolidated financial statements included elsewhere in this Annual Report in respect of the Company’s investment policy.

Working capital position

As of December 31, 2023, our current assets totaled $2,571.4 million while current liabilities totaled $2,518.1 million (including current maturities of lease liabilities and other financial liabilities), resulting in a working capital of $53.3 million. This working capital balance does not include investments in investments instruments which are presented as non-current assets due to their contractual maturity, but are available for any immediate liquidity needs. We believe that our current cash and cash equivalents, along with our investments in bank deposits and other investment instruments, and our operating cash flows will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the 12 months following the date of this Annual Report and to make the required principal and interest payments on our indebtedness (mostly comprised of lease liabilities).

Cash flows

The following is a summary of the cash flows by activity for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021
	(in millions)
Net cash generated from operating activities	$1,020.0	$6,110.1	$5,970.9
Net cash generated from (used in) investing activities	$1,776.5	$(1,645.0)	$(3,343.1)
Net cash used in financing activities	$(2,892.9)	$(4,976.4)	$(1,653.0)

Fiscal Year ended December 31, 2023, compared to fiscal year ended December 31, 2022

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

For the year ended December 31, 2023, net cash generated from operating activities decreased $5,090.1 million, or 83.3%, from $6,110.1 million for the year ended December 31, 2022 to $1,020.0 million for the year ended December 31, 2023. The decrease in cash generated from operating activities was primarily driven by (i) a decrease of $6,528.7 million in profit before income taxes, excluded of net finance expenses and non-cash items, partially offset by (ii) a decrease of $1,256.4 million in taxes paid.

Net cash used in investing activities

Our investing activities are ordinarily comprised of investments in bank deposits and other investment instruments, capital expenditures and sale of tangible assets. We invest a portion of our cash in fixed income instruments and other investment instruments, as well as in various time deposits that are not accounted as cash and cash equivalents. Accordingly, cash flows related to such investment instruments and bank deposits are accounted as cash used in (generated from) investing activities.

For the year ended December 31, 2023, net cash generated from investing activities was $1,776.5 million compared to net cash used in investing activities of $1,645.0 million for the year ended December 31, 2022, an overall change of  $3,421.5 million. The change was primarily driven by (i) an increase of $1,899.5 million in cash generated from changes in other investments (mainly bank deposits), (ii) a decrease of $1,294.9 million in cash used for the acquisition of investment instruments, net and (iii) a decrease of $229.8 million in cash used for the acquisition of tangible assets, intangible assets and interest in investees.

Net cash used in financing activities

Our financing activities are ordinarily comprised of principal and interest payments in respect of lease liabilities and borrowings, dividend distributions and change in short-term loans.

For the year ended December 31, 2023, net cash used in financing activities was $2,892.9 million compared to $4,976.4 million for the year ended December 31, 2022, a decrease of $2,083.5 million. The decrease was primarily driven by (i) a decrease of $2,534.1 million in dividends paid to shareholders, partially offset by (ii) an increase of $263.7 million in repayment of lease liabilities and borrowings and (iii) an increase of $159.7 million in interest paid.

Fiscal Year ended December 31, 2022, compared to fiscal year ended December 31, 2021

For a comparison of our cash flows for the fiscal years ended December 31, 2022 and 2021, see “Item 5. Operating and Financial Review and Prospects – Liquidity and capital resources – Cash flows” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 13, 2023.

Debt and other financing arrangements

Total outstanding indebtedness as of December 31, 2023, consisted of $3,317.7 million in long-term debt and $1,692.9 million in current maturities of long-term debt and short-term debt. Long-term debt is mainly comprised of lease liabilities, related to vessels and equipment.

During 2021 we have made early repayments in a total amount of $434 million in respect of our Series 1 and Series 2 notes (“Tranches C and D”). These early repayments made in 2021, as well as early repayments completed in 2020 to a certain group of creditors (“Tranche A”), resulted with the removal of the related provisions and limitations, the Company was previously subject to. In November 2022, the Company also early repaid in full its Tranche E loan (an unsecured loan that was originally due on July 16, 2026), for a total consideration of US$ 66.0 million.

Further to the above, the Company’s is required to comply with a certain minimum liquidity requirement, as well with other non-financial covenants which are customary in financial arrangements. As of December 31, 2023, the Company is in compliance with its covenants, as the Company’s liquidity, as defined in the related agreements, amounted to US$ 2.7 billion (Minimum Liquidity required was US$ 250 million).

As of December 31, 2023, and 2022, our total outstanding debt was $4,997.7 million and $4,331.9 million, respectively. The increase of $665.8 million during the year ended December 31, 2023 was primarily driven by a net increase of $729.2 million in lease liabilities. The increase of $990.6 million during the year ended December 31, 2022 was primarily driven by a net increase of $1,087.8 million in lease liabilities.

The weighted average interest rate paid per annum as of December 31, 2023, under all of our indebtedness was 8.1%.

Type of debt	Original currency	Fixed / Variable	Effective interest (1)		Year of maturity	Face value	Carrying amount
	(in millions)
Financial Debt:
Other long term loans	U.S. dollars	Fixed	6.6	%(2)	2023 – 2030	77.0	77.0
Short-term credit from banks	U.S. dollars	Fixed	6.6%		2023	32.0	32.0
Total						$109.0	$109.0
Lease liabilities	Mainly U.S. dollars	Fixed	8.1	%(2)	2023 – 2032	$4,888.7	$4,888.7
Total						$4,997.7	$4,997.7

(1)
The effective interest rate is the rate that discounts estimated future cash payments or receipts through the contractual life of the financial instrument to the net carrying amount of the financial instrument and does not necessarily reflect the contractual interest rate.

(2)	Based on weighted average.

Vessel financing leases

We are engaged in multiple lease arrangements for vessels, supporting our operating activities, including leases that provide an option to obtain ownership of the vessel at the end of the lease term, some of which are accounted as lease liabilities in accordance with IFRS 16.

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

Factoring facility

In July 2019, we entered into a revolving arrangement with Bank Hapoalim, subject to periodic renewals, for the recurring sale of a portion of receivables, designated by us. According to this arrangement, an agreed portion of each designated receivable is sold to the financial institution in consideration of cash in the amount of the portion sold (limited to an aggregated amount of $100 million), net of the related fees. The true sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9 (Financial Instruments).

As of December 31, 2023 and 2022, no amounts were withdrawn under this facility. In February 2024, the factoring agreement with Bank Hapoalim was further renewed for an additional period of one year, ending February 2025.

In June 2023, the Company (and its wholly owned digital freight forwarded subsidiary, Ship4WD) entered into an agreement with a factoring service provider, for the recurring sale of receivables, as part of the Company's initiatives to provide its customers with additional services, including trade credit. The sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9 (Financial Instruments).

Capital expenditures

During the years ended December 31, 2023, 2022, and 2021, our capital expenditures were $115.7 million, $345.5 million and $1,005.0 million, respectively. Such expenditures, which do not include additions of leased assets, were mainly related to investments in equipment and vessels, as well as in our information systems. Our projected capital expenditures for the next 12 months are aimed to support our ongoing operational needs. We believe our current cash and cash equivalents and our investments in bank deposits and other investment instruments, as well as, our operating cash flows will be sufficient to fund our operations for at least the next 12 months.

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

Assessment of non-financial assets for impairment

At each reporting date, the Company reviews the carrying amount of its operating assets and assesses them for impairment, or impairment reversal, when indications exist. The Group assesses the recoverable amount of its cash-generating units based on value-in-use. Value-in-use is the present value of the future net cash flows expected to be derived from the use of an asset or cash-generating unit. The Group’s assessment involves judgment in respect of multiple estimates, the change of which may affect the recognition, measurement or allocation of impairment losses, or the reversal of such. Although we believe our estimates are reasonable, these are all highly subjective and involve significant inherent uncertainties. Regarding the significant assumptions used in the assessments carried out during the reported period, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Trend information

For a description of the factors affecting our results of operations see “– Factors affecting our income from voyages and related services.” Total global container shipping demand totaled approximately 233.6 million TEU in 2023 (including inland transportation) according to Drewry Container Forecaster as of December 2023. Global container demand has seen steady and resilient growth equaling a 5.5% CAGR since 2000 according to Drewry, driven by multiple factors. These include economic drivers such as GDP growth, containerization and industrial production, as well as other non-economic drivers such as geopolitics, consumer preferences and demographic changes.

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

Following the supply chain disruptions experienced in 2021, which were a factor driving significant upgrades to freight rates, supply chains have been normalizing since the second half of 2022, mainly due to a shift in consumer spending. According to Drewry, demand is expected to achieve an approximately 2.4% CAGR from 2022 to 2026.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position
Executive officers
Eli Glickman	62	Chief Executive Officer and President
Xavier Destriau	51	Chief Financial Officer
Noam Nativ	53	EVP General Counsel and Company Secretary
David Arbel	64	EVP Chief Operations Officer
Guillermo Codner	56	EVP Human Resources & Organization
Eyal Ben-Amram	61	EVP Chief Information Officer
Saar Dotan	54	EVP Countries and Business Development
Assaf Tiran	48	EVP Cross Suez and Atlantic BU
Abdallah Metanes	44	VP Intra Asia Trade Business Unit
Nissim Yochai	65	EVP ZIM USA President & Latin America BU
Hani Kalinski	51	EVP Pacific BU
Directors
Yair Seroussi(2)	68	Chairman of the Board
Yair Caspi	51	Director
Liat Tennenholtz(1) (2)	39	Director
Nir Epstein(1)	54	Director
Anita Odedra(1)(2)	53	Director
Barak Cohen	42	Director
Birger Johannes Meyer-Gloeckner	46	Director
Yoav Moshe Sebba	53	Director
William (Bill) Shaul(1) (2)	62	Director
_____________________________

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

Board of directors

Yair Seroussi has served as the Chairman of our Board of Directors since October 2020. Mr. Seroussi was chairman of Bank Hapoalim from 2009 to 2016 and he served as the head of Morgan Stanley Israel from 1993 to 2009. He is currently chairman of Enlight Renewable Energy, listed on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange (TASE) and has served in the position since 2018. From 2017 to 2019 he was the chairman of Mediterranean Towers which is listed on the TASE. He has been a board member of Stratasys which has been listed on NASDAQ since June 2017, and served as member of the investment committee of Menora Mivtachim between March 2018 and January 2024. Mr. Seroussi started his career at the Israeli Ministry of Finance in February 1981 where he held senior positions, the last one as head of the Ministry’s mission to the USA from 1988 to 1992. Mr. Seroussi is also active in non-profit organizations and was a co-founder of Tovanot Bechinuch in 2011. He has been the Chairman of the Eli Hurvitz Institute of Strategic Management in the Tel Aviv University since 2010, a member of the board of governors at the Hebrew University, the Weizmann Institute of Science, and Shenkar School of Design. Mr. Seroussi holds a bachelor’s degree in economics and political science from the Hebrew University.

Yair Caspi has served as a member of the Company’s Board of Directors since August 2019. Mr. Caspi also has served as the Chairman of O.P.C. Energy Ltd. (a public company traded on the TASE) since 2021, a director in Israel Corporation Ltd. (a public company traded on the TASE) since 2019, and he served as a director in Oil Refineries Ltd. from 2020 until April 2022. Mr. Caspi served as a managing partner and senior partner at the commercial law firm of Caspi & Co. from 2006 to 2018. Mr. Caspi holds a LL.B in Law and a bachelor’s degree in business administration from the Reichman University  and an International Executive master’s degree in business administration from Northwestern University and Tel Aviv University.

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

Yoav Moshe Sebba has served as a member of the Company’s Board of Directors since September 2011. Mr. Sebba joined the XT Group, a global shipping and holdings company, in 1998, and he is currently serving as a Managing Director of its Hi-Tech Investments company. Prior to his current position, Mr. Sebba served as a partner in Yozma Venture Capital, one of Israel’s prominent venture capital funds, in which the XT Group was a founding partner. Prior to joining the XT Group, Mr. Sebba served as a project manager at one of Israel’s leading commercial banks and at a leading consulting firm. Mr. Sebba also currently serves on the boards of directors of Sofwave (a public company traded on the TASE), Phytech, BlueThrone, Epitomee (a public company traded on the TASE) and Cymbio. Mr. Sebba holds a bachelor’s degree in management and industrial engineering, cum laude, from the Technion Institute of Technology and a master’s degree in business administration from the University of Haifa.

William (Bill) Shaul has served as a member of the Company’s Board of Directors since May 2021. Mr. Shaul is a UK Chartered Accountant and works as an independent business consultant. Mr. Shaul's current clients range from public companies, private equity funds, private businesses, and high net worth individuals. Mr. Shaul also currently serves as a director of an Israeli based technology company (Interactive Optical Technologies Group Ltd). Mr. Shaul worked for KPMG in the UK between 1988 and 2019 during the last 24 years of which he was a tax partner. Mr. Shaul spent much of his time at KPMG working with large, global listed companies, as well as with high-net-worth individuals. Mr. Shaul holds a bachelor’s and a master’s degree in manufacturing engineering from Cambridge University.

Liat Tennenholtz has served as a member of the Company’s Board of Directors since May 2021. Ms. Tennenholtz is currently serving as EVP M&A at Matrix Ltd., and as a member of the senior management of Matrix IT Ltd., a global Israeli technology corporation traded on the TASE, having joined Matrix as VP Business Development in 2018. Ms. Tennenholtz also served as a director in Navitas Buckskin Finance Ltd. (a public company traded on the TASE) between 2017 and 2022, in which she also acted as the head of the financial statements review committee, and as a member of the audit committee and the compensation committee since 2017. Prior to her current positions in Matrix, Ms. Tennenholtz worked on complex local and international deals carrying various positions including Commercial Finance Business Partner in Amdocs Limited, a multi-billion global IT company traded on Nasdaq, Business Development Manager and Corporate Affairs Manager in Navitas Petroleum LP, a global energy entity traded on the TASE, and CPA and Attorney for international tax department in KPMG’s Israel branch. Ms. Tennenholtz holds a bachelor’s degree in accounting and an LL.B both from Tel Aviv University, studied Mathematics in UCLA, and is a licensed lawyer and a certified public accountant in Israel.

Barak Cohen is a Managing Director at Quantum Pacific (UK) LLP, having served in this role since 2018, and a board member of Kenon Holdings Ltd. and Qoros Automotive, after having served as Kenon Holding Ltd.'s Co-CEO between the years of 2017 and 2018. Prior to serving as Kenon’s Co-CEO, Mr. Cohen served as Kenon’s Vice President of Business Development and Investor Relations from 2015 to 2017. Prior to joining Kenon in 2015, Mr. Cohen worked in various capacities at the Israel Corporation since 2008, most recently as Israel Corporation's Senior Director of Business Development and Investor Relations. Prior to joining Israel Corporation, Mr. Cohen held positions at Lehman Brothers (UK) and Ernst & Young (Israel). Mr. Cohen holds bachelor’s degrees in Economics, summa cum laude, and Accounting & Management, magna cum laude, both from Tel Aviv University.

Anita Odedra currently serves as an independent consultant in fields of shipping, marketing, trading, commercial operations and optimization for companies such as Tellurian Inc., ENI and a Japanese LNG company, among others. Simultaneously, Ms. Odedra serves as an independent non-executive director at Euronav N.V., a large crude oil tanker company listed on the NYSE, and also serves on Euronav N.V.'s Audit & Risk and Sustainability Committee. Between the years 2018 and 2020, Ms. Odedra served as the Chief Commercial Officer of Tellurian Inc, a start-up in the field of LNG exports, and between the years of 2016 and 2018, she served as the Executive Vice President – Commercial of Angelicoussis Shipping Group Limited. Ms. Odedra holds a Bachelor of Science degree in Geology from Imperial College, University of London and has a Ph.D. in rock physics from University College London, Earthquake Research Institute and the University of Tokyo.

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

Guillermo Codner has served as our Executive Vice President of Human Resources & Organization since October 2023. Mr. Codner is an experienced executive in human resources management with a successful career of over 25 years in senior human resources-related positions in leading companies across various industries, including telecommunications, healthcare, IT services and transportation. In his most recent position, Mr. Codner served from 2017 to 2023 as the VP Human Resources of one of Israel’s major vehicles’ importers. Mr. Codner holds a B.A. in Economics and Management and an MBA from the Technion, Israel’s Institute of Technology.

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

Abdallah Metanes has served as VP Intra-Asia BU since September 2023. Mr. Metanes joined ZIM in 2005 at the Global Network Development & Cooperation Unit, and since then has fulfilled several executive commercial roles, both in ZIM headquarters and in Hong Kong as the Asia-North America Commercial Director. Prior to his current position, Mr. Metanes led the Asia-Europe cluster in the Cross-Suez and Atlantic BU. Mr. Metanes holds a B.Sc in Industrial Engineering & Management from the Technion- Israel Institute of Technology and an Executive MBA from the University of Haifa.

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

Assaf Tiran was appointed as EVP Cross Suez& Atlantic BU in August 2022. He previously served as our VP of Global Customer Service since April 2018. Prior to joining us, Mr. Tiran worked at ECI Telecom for five years where he served as Global Services Division Business Manager & EMEA Regional Manager, and then as Vice President - Global Services Division. From 2002 to 2012, Mr. Tiran had various managerial positions at Partner Communication – Orange IL, including as Director, Head of Frontal Services formation between 2007 to 2012.Mr. Tiran holds a bachelor’s degree in business administration from the University of Derby.

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

For additional information, see below “– Compensation of officers and directors.”

Compensation of officers and directors

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2023 was $18.1 million. This amount includes share-based compensation of $8.8 million and $0.9 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to directors and officers, and other benefits commonly reimbursed or paid by companies in our industry.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to U.S. domestic companies to disclose the compensation of certain executive officers on an individual, rather than an aggregate, basis.  Nevertheless, regulations promulgated under the Companies Law requires us to disclose the annual compensation of our five most highly compensated directors and officers on an individual, rather than on an aggregate, basis. This disclosure will not be as extensive as that required of a U.S. domestic company. We intend to continue providing such disclosure, at the latest, in the proxy statement for our 2024 annual meeting of shareholders, which will be furnished under cover of a Form 6-K.

Reservation of Ordinary Shares (Pool), Option Grants and IPO Grants

Following the recommendation of our compensation committee and the approval of our audit committee, our Board of Directors approved the grant of options exercisable for 546,822 ordinary shares in connection with the closing of our initial public offering to a senior member of the Company’s management under the Company’s 2020 Share Incentive Plan, or the Incentive Plan, with a fair market value (using a Black-Scholes valuation) equivalent to NIS 9.6 million translated into USD at the exchange rate in effect on the grant date. The options granted under our Incentive Plan are at an exercise price per share equal to the public offering price of $15.00 and exercisable for a term of five years from grant date, subject to vesting. 25% of the options shall vest upon the first anniversary of the grant date with the remaining options vesting in equal quarterly installments over the following three-year period. The options were granted under the capital gains track through a trustee, under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961. Our board further approved, following the approval by our compensation committee with respect to the grant to directors and officers only, the grant of 2,228,375 additional options to our then-serving Board members, officers and employees of the Company (including the grant of 935,061 options to Board members and senior members of the Company’s management, of which 490,662 options were approved at our shareholders’ meeting on May 2, 2022). The options granted under our Incentive Plan in 2022 were granted at an exercise price of $68.37 per share, which is equal to the average closing price of our ordinary shares on the NYSE during the 30 trading days that ended on March 7, 2022, and exercisable for a term of five years from grant date, subject to vesting. In addition, in August 2022, our Board approved the grant of 107,110 options to executive officers and employees of the Company, including the grant of 38,293 options to senior members of the Company’s management at an exercise price of $47.78 per ordinary share, reflecting the average closing price of our ordinary shares on the NYSE during the 30 days that ended on August 14, 2022. These options vest upon the first, second, third and fourth anniversary of the grant date, in four equal installments of 25% each. In March 2024, the compensation committee and the Board of Directors approved grants to our officers and employees in a total of 43,160 share options. For a summary of the principal provisions of our 2020 Share Incentive Plan see “Item 6.E Share ownership”.

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

Furthermore, all of our executive officers have received exculpation and indemnification letters from us, are entitled to annual bonus (subject to the discretion of our compensation committee and Board and to meeting required KPIs) and may participate in our long term equity incentive plans which we adopted in 2018 and in 2020, and are also entitled to certain additional benefits such as pension, life and health insurance and holiday gifts, as well as coverage of business expenses incurred in the course of their performance of their work.

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

In June, 2023, the Knesset’s committee of Ministers for Legislative Amendments approved, following the memorandum issued by the Israeli Ministry of Justice in March 2021, the proposal of several legislative amendments to the Companies Law concerning companies without a controlling shareholder, such as ourselves, in light of the growing trend of decentralized ownership structures seen in public companies. Such amendments were proposed in recognition of the fact that decentralized ownership structures are characterized by a different agency problem than that of centralized ownership structures. Thus, the proposed amendments are intended to align various corporate governance provisions to be better suited to the circumstances of such decentralized ownership structures. Generally, such proposed amendments concern, among other things, the definition of ‘control’ (where “control” will also include instances of 25% or more holdings of the means of control in a company where there is no holder of more than 50% of the means of control in the said company), changes to the composition of the board of directors, (generally, the replacement of external directors with a majority of independent directors in cases where there is no controlling shareholder), the nomination of candidates for the position of director on behalf of the board of directors by an independent nomination committee, the recommendation to appoint a ‘lead independent director’ for companies whose chairperson and CEO is the same person, the requirement to approve extraordinary transactions with certain material related parties (related parties holding 10% or more of the means of control in a company without a controlling shareholder) by the audit committee and board of directors, the requirement to approve non-extraordinary transactions with directors by the audit committee and board of directors, the requirement to approve extraordinary transactions with directors (even if not compensation related) by the audit committee, board of directors and the general meeting (by regular majority) and the requirement that the term of office of a director in a public company be limited to three years (without preventing their re-appointment for additional terms), provided that at any given moment, the tenure of at least half of the members of the board of directors will lapse upon the second annual general meeting following the said moment. There is no certainty as to when the provision of these amendments will indeed take effect, if at all.

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

Following our shareholders meeting held in July 2022, five of our nine directors are independent under NYSE rules, thus, we comply with the rule of the NYSE that a majority of our directors be independent within one year following the listing of our shares on NYSE. Yair Caspi, Birger Johannes Meyer-Gloeckner, Yoav Sebba and Barak Cohen are not independent.

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

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two, and that each of Yair Seroussi, Nir Epstein, William (Bill) Shaul, Anita Odedra and Liat Tennenholtz satisfy this requirement.

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

Director independence

Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board of Directors has determined that each of Yair Seroussi, Nir Epstein, Anita Odedra, William (Bill) Shaul and Liat Tennenholtz do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that as of the date hereof, each of these directors is “independent” as that term is defined in the rules of the NYSE. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in Item 8.A “Related Party Transactions.”

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

Audit committee

Under the Companies Law, the Board of Directors of a public company must appoint an audit committee that will comply with certain composition requirements, subject to the possibility of a company to opt out of certain Companies Law requirements under certain circumstances, as we have. Accordingly, our audit committee consists of Nir Epstein, Liat Tennenholtz, Anita Odedra and William (Bill) Shaul, each of whom meets the requirements for independence under the rules of the NYSE and the applicable rules and regulations of the SEC. Each member of our audit committee also meets the financial literacy requirements in the NYSE rules and the applicable rules and regulations of the SEC. In addition, our Board of Directors has determined that each of Nir Epstein and William (Bill) Shaul is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things:

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

Compensation committee

Under the Companies Law, the Board of Directors of a public company must appoint a compensation committee. The Companies Law provides composition requirements applicable to a compensation committee, unless a company elects to opt-out of certain Companies Law requirements, under certain circumstances, as we have. Our compensation committee consists of Anita Odedra, Bill Shaul, Yair Seroussi and Liat Tennenholtz, each of whom meets the requirements for independence under the NYSE rules and the applicable rules and regulations of the SEC.

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

Nir Epstein and William Shaul were appointed as the chairperson of our audit committee and compensation committee, respectively.

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

As described below, our shareholders approved a compensation policy, which was later amended by our shareholders in May 2022 and October 2023, and in accordance with applicable regulations it may remain in effect for term of five years from the date we became a public company.

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

In addition, our compensation policy allows us under certain conditions to recover bonuses, bonus compensation or performance-based equity compensation paid in excess, and allows us to exculpate, indemnify, and insure our directors and officers to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our Board of Directors in accordance with the amounts set forth therein.

Our shareholders approved on October 11, 2023, following the recommendations of our compensation committee and approval of the Board of Directors, a clawback policy, compliant with Section 10D of the Exchange Act and the listing standards of the New York Stock Exchange, which replaced the former clawback provisions included in the compensation policy as required by the Companies Law. The new clawback policy allows us, under certain conditions, to recoup erroneously awarded compensation stemming from restatement in our financial statements.

Our compensation policy was approved by our shareholders on December 22, 2020, and amended through shareholder approval, in May 2022 and October 2023, following the recommendation of the compensation committee and the approval of our audit committee and Board of Directors. Under the Companies Law, our compensation policy shall remain in effect for a term of five years until February 1, 2026.

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

Amendment to Companies Regulations (Reliefs for Companies whose Securities are Traded Outside of Israel), 2000

On March 3, 2024, the Knesset's Legislative Committee approved an amendment to the Companies Regulations (Reliefs for Companies whose Securities are Traded Outside of Israel), 2000, or the Relief Regulations. The amendment, which is due to come into effect during 2024. The following is a brief overview of the main provisions of the amendment that may be applicable to the Company:

•
Share buybacks – under the Companies Law, a distribution by an Israeli company by means of a share buyback requires the court's approval if it does not meet the profit test stipulated under the Companies Law. Under the amendment, the board of directors of foreign- and dual-listed companies (including the Company) may approve a share buyback without approaching the court if several conditions are met, as stipulated in the Relief Regulations.

•
Reliefs relating to general meetings – the amendment introduces certain provisions intended to streamline the procedures relating to general meetings and align these with the provisions that apply in the country where the securities of the foreign- or dual-listed company are traded. These include reliefs regarding the publication of a notice of a general meeting and the removal of the requirement to produce voting cards, position statements and powers of attorney if the foreign- or dual-listed company complies with the relevant requirements that would apply to a company that is incorporated in the country where that company is traded. The amendment also extends the record date for a general meeting to up to 60 days prior to the date of the general meeting, and simplifies the process for a shareholder to inform the company of a personal interest or absence thereof.

•
Addition of an item to the agenda of a general meeting: proposal of a candidate to serve as a Director on the Board – under the Companies Law, a shareholder holding 1% at least of a company's voting rights may request the board of directors to add an item to the agenda of a general meeting, if such item is appropriate to be discussed by the general meeting. This would include the proposal of a candidate to serve as a director on the Board of Directors. The amendment raises the threshold specifically for the purpose of proposing a candidate for a position on the board of directors from 1% to 5% in foreign- and dual-listed companies.

D.	Employees

Crew and shore employees

As of December 31, 2023, we had 145 seagoing staff serving on our vessels (including 81 contract workers), 4,778 full time shore employees and 1,684 contractors, with 860 located in Israel, 552 in the United States, 1,023 in China and 4,172 across more than 90 other countries. The following table shows a breakdown of our full-time shore employees by category of activity as of the dates indicated:

	Year ended December 31
	2023	2022	2021

Operational, administrative, and other	3,572	3,619	3,334
Sales and marketing	941	954	868
Information technology	265	257	225
Total	4,778	4,830	4,427

Approximately 85% of our employees in Israel work under collective bargaining agreements. Extension orders issued by the Israeli Ministry of Labor, Welfare and Social Services apply to us and affect matters such as cost of living adjustments to salaries, number of working hours, recuperation pay, travel expenses, and pension rights. Other than as described in “Risk factors — Labor shortages or disruptions could have an adverse effect on our business and reputation,” we have not experienced labor-related work stoppages or strikes in the past three years and believe that our relations with our employees are satisfactory.

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

In addition, certain of our full time Israeli shore employees have been called upon for military service duty due to the war between Israel and Hamas and Hezbollah, are obligated to perform military service duty in times of war, or at least several days of annual military reserve duty each year until they reach the age qualifying them for an exemption (generally 40 for men who are not officers or do not have specified military professions, although recently the government published a possible plan to extend military reserve duty to the age of 46).

E.	Share ownership

Share Option Plans

We have filed registration statements on Form S-8 with the SEC, covering all of the ordinary shares issuable under the Incentive Plan. The following is a description of our Incentive Plan:

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2024, by (i) each person or entity known by us to own beneficially own 5% or more of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group, based upon the 120,320,804 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of such date.

To our knowledge, as of March 1, 2024, we had ten shareholders of record in the United States holding approximately 99.9% of our outstanding ordinary shares. All of our ordinary shares have the same voting rights.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 1, 2024, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of beneficial Owner	Ordinary Shares Owned	Percentage of Ordinary Shares	Special State Share	Percentage of Special State Share owned
Principal Shareholders
Kenon Holdings Ltd.(1)	24,843,478	20.7%
State of Israel(2)			1	100%
Executive Officers and Directors
Eli Glickman	1,268,542	1.1%
Xavier Destriau	*	*
David Arbel	*	*
Guillermo Codner	-	-
Eyal Ben-Amram	*	*
Saar Dotan	*	*
Abdallah Metanes	*	*
Noam Nativ	*	*
Nissim Yochai	*	*
Assaf Tiran	*	*
Hani Kalinski	*	*
Yair Seroussi	*	*
Yair Caspi	*	*
Nir Epstein	*	*
Anita Odedra	-	-
Barak Cohen	-	-
Birger Johannes Meyer-Gloeckner	*	*
Yoav Moshe Sebba	*	*
William (Bill) Shaul	*	*
Liat Tennenholtz	*	*
__________________
*  Less than 1%.

(1)
Based on information provided by such shareholder in its filing on Schedule 13G on January 25, 2023. Kenon Holdings Ltd., or Kenon, is a publicly traded corporation (NYSE and TASE: KEN). The address for Kenon Holdings Ltd. is 1 Temasek Avenue, #37‑02B Millenia Tower, Singapore 039192.

(2)	For a description of the different voting rights held by the holder of the Special State Share, see “Item 6.E – Share ownership - The Special State Share.”

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

A director or officer who has a personal interest in a transaction which is considered at a meeting of the Board of Directors or the audit committee generally (unless it is with respect to a transaction which is not an extraordinary transaction with an officer or in which an officer has a personal interest) may not be present at such a meeting or participate in the discussion or voting on that matter, unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the Board of Directors has a personal interest in the approval of such a transaction then all of the directors may participate in discussions and vote of the audit committee or Board of Directors, as applicable, and, if a majority of the members of the Board of Directors has a personal interest, shareholder approval is also required (except in the case of specific reliefs).

Disclosure of personal interests of controlling shareholders and approval of certain transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and officers also apply to a controlling shareholder of a public company. In this context, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. To date, none of our shareholders hold 25% or more of our voting rights. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee, the Board of Directors and the shareholders of the company, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not a director or officer or (d) the employment of a controlling shareholder or his or her relative by the company, other than as a director or officer. In addition, the shareholder approval must meet one of the following, which we refer to as a Special Majority:

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

Vessels chartered-in from interested and related parties

We have been chartering in vessels from corporations affiliated with Kenon and/or its controlling shareholders. Yair Caspi, Yoav Sebba and Barak Cohen, who serve on our Board of Directors, also serve as either employees, officers or directors in Kenon or in other entities affiliated with Kenon. All such charters were approved as non-extraordinary transactions within the meaning of such term in the Companies Law (i.e., transactions conducted in the ordinary course of business, on market terms and which do not have a material impact on our assets, liabilities or profits). The aggregate amount paid in connection with these charters during the years ended December 31, 2023, 2022 and 2021 was $42.7 million, $67.4 million and $70.8 million, respectively. For information on the long-term charter of three 7,700-class TEU LNG dual fuel vessels from a company affiliated to Kenon, please see “Item 4.B – Business – Our vessels – Strategic Chartering Agreements”. The charter of vessels from corporations affiliated with Kenon and/or its controlling shareholders is subject to our internal procedures for the approval of non-extraordinary transactions for the charter of vessels described below.

We have been chartering in vessels from corporations affiliated with the Conti Group. Birger Johannes Meyer-Gloeckner, who serves as a director on our Board of Directors, also serves as a Senior Executive Manager of the Conti Group. All such charters that were approved following the appointment of Mr. Meyer- Gloeckner to our Board of Directors, were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. The aggregate amount paid in connection with these charters during the year ended December 31, 2023, 2022 and 2021 was $46.9 million, $36.8 million and $19.3 million, respectively.

We have been chartering in vessels from, engaging in certain commercial management services (including vessel management services) with, and providing operating services to, corporations affiliated with Hammonia Reederei GmbH & Co. KG, or Hammonia. Dr. Karsten Karl-Georg Liebing, who served as a director on our Board of Directors until October 11, 2023, holds a minority interest in, and serves as one of the managing directors of, Hammonia. All such engagements that were approved following the appointment of Dr. Liebing to our Board of Directors  and prior to the end of his tenure were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. The aggregate amount paid in connection with these charters and vessel management services during the years ended December 31, 2023, 2022 and 2021 was $17.6 million, $16.1 million and $0.1 million.

Internal Procedure for the Approval of Non-Extraordinary Transactions for the Charter of Vessels

Pursuant to the Companies Law, Extraordinary Transactions (as defined below) of a public company with its controlling shareholder or with another person in which the controlling shareholder has a personal interest require a special set of approvals, including by the public company’s shareholders by a Special Majority, while non-Extraordinary Transactions with such parties require approval by the audit committee and Board of Directors. For this purpose, a “Controlling Shareholder” is defined by the Companies Law as a shareholder holding 25% or more of the voting right in a company if there is no other person who holds more than 50% of the voting rights in such company. On November 29, 2020 our Board of Directors approved, following the approval of our audit committee on November 27, 2020, an internal procedure, or the Procedure, which sets forth guidelines for the approval of the chartering of vessels from Kenon (who at such approval date held more than 25% of our voting rights) or any other person in which Kenon has a personal interest (each shall be referred to herein as a “Related Party”) as non-Extraordinary Transactions for so long as Kenon is a Controlling Shareholder of the Company.

However, our audit committee and Board of Directors voluntarily broadened the definition of a “Controlling Shareholder”, for purposes of the Procedure, to include a holding of 20% or more of the voting rights in the Company if there is no other person who holds more than 50% of the voting rights in the Company, as detailed below.

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

•
(A) in the event the total fleet of the Company (either owned vessels or chartered vessels) consists of 100 vessels or less, the lower of (i) 20 vessels or (ii) 25% of the total fleet; and (B) in the event the total fleet of the Company (either owned vessels or chartered vessels) consists of more than 100 vessels, 25% of the total fleet.

•	The scope of the contemplated charter from the Related Party at the date of approval of the said charter must meet the following cumulative parameters:

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

Transportation of containers

We provide services for the transportation of containers to ICL Group, which is a corporation affiliated with Kenon and/or its controlling shareholder. We also provide services for the transportation of containers to the Oil Refineries Ltd. (Bazan) Group, which was affiliated with Kenon, but according to Bazan’s public filings, ceased to be an affiliate of Kenon as of February 2023.

On December 22, 2020, prior to the consummation of our IPO and when Kenon held over 25% of our outstanding voting rights and was deemed a controlling shareholder for the purpose of approving related party transactions, our shareholders approved, following the approval of our audit committee and Board of Directors, the terms of engagement with corporations within the ICL Group and the Oil Refineries Ltd. (Bazan) Group for the provision of services for the transportation of containers, which were to be in effect until February 1, 2026, and for as long as Kenon held 20% or more of the voting rights of the Company and no other person held more than 50% of the voting rights in the Company.

The following were the principal terms for engagement, when approved:

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

•
The specific transactions entered into by us in accordance with this resolution will be reviewed by the audit committee on a semi-annual basis, which will supervise the implementation of this resolution as well as analyze our actual profitability from these transactions on an annual basis and will have the authority to instruct the cessation of such engagements or propose amendments to this resolution to our shareholders.

Due to the fact that the Companies Law restricts the approval of controlling shareholder transactions for a term of up to three years, subject to certain exceptions, and in light of the fact that Kenon holds less than 25% of our voting rights, our Board approved, following the approval of our audit committee, a framework resolution for the transportation of containers of the ICL Group, as an extraordinary transaction in which certain directors of the Company may have a personal interest commencing on January 1, 2024, for a one-year period.

The following are the principal terms of the framework resolution:

•	The services to be provided by us include transportation of containers and other related services, such as land transportation, custom clearance, demurrage and detention services, etc.;

•
Each engagement shall reflect, upon the date of the engagement, based on a reasonable best estimate of us, at minimum, either (i) a positive net operating revenue (NOR), or (ii) a positive return on variable costs for us;

•	All the transactions entered into during a specific calendar year, on an aggregate basis, will result in a net profit to us;

•	The maximum payment for all such services shall not exceed $20 million per year; and

•
The specific transactions entered into by us in accordance with this resolution will be reviewed by the audit committee on a semi-annual basis, which will supervise the implementation of this resolution.

The aggregate amount received in connection with these services during the years ended December 31, 2023, 2022 and 2021 (including from the Bazan Group, during 2021, 2022 and the relative portion of 2023) amount to less than 0.5% of our revenues.

Other shipping related services

We provide from time to time certain services to corporations affiliated with Kenon and/or its controlling shareholders, including among other things, certain insurance agency services provided by our subsidiary, Ramon-Granit Insurance Agency (1994) Ltd., container, repair, maintenance and sale services via our wholly- owned subsidiary, Gal Marine Ltd., certain port services (including husbanding services) to the XT Group in Sri Lanka via our agency located in Sri Lanka and certain electronic equipment, via our wholly-owned subsidiary, Alhoutyam Ltd. In addition, we receive certain land-based transport services from Israel Railways Ltd., who works with a number of logistics vendors, one of which is ICL. We work with all of these vendors from time to time, allocating our containers between the vendors based on their commissions and the quantities allocated to us. All the above-mentioned transactions were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. In the aggregate, the above-mentioned services received constitute less than 0.1% of our revenues and our operating expenses, during the year ended December 31, 2023.

Transactions with Matrix IT Ltd.

We have engaged for several years and continue to engage from time to time and in the ordinary course of business in transactions with Matrix IT Ltd. and its subsidiaries, or Matrix, for the receipt of various IT services, including purchase of computer hardware equipment, IT manpower services, software purchase and maintenance services from Matrix and/or parties who work with Matrix as their vendor. We additionally engage, from time to time and on an ad-hoc basis, in specific engagements with Matrix for the receipt of IT related services for one-off, special projects. Our director, Ms. Liat Tennenholtz, is a senior officer in Matrix, making such transactions from the date of her appointment related party transactions under the Companies Law. All such transactions are not considered by us to be material and are approved in accordance with the Companies Law and our internal procedures. In the aggregate, the above-mentioned services received constitute less than 0.5% of our revenues and our operating expenses, during the year ended December 31, 2023.

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

Relationship with Kenon Holdings Ltd.

Kenon beneficially owns approximately 20.7% of our outstanding ordinary shares and voting power. Prior to March 2022, Kenon’s ownership of our shares exceeded 24% of our share and voting capital, and as such, was subject to the terms and conditions of the Special State Share, which limited Kenon’s ability to transfer its equity interest in us to third parties. The holder of our Special State Share granted a permit, or the Permit, to Kenon and Mr. Idan Ofer, individually and collectively referred to in this paragraph as a “Permitted Holder” of our ordinary shares. Pursuant to the terms of the Permit, the Permitted Holders may hold 24% or more of the means of control of us (but no more than 35% of the means of control of us), and only to the extent that this does not grant the Permitted Holders control in us. The Permit further stipulates that it does not limit the Permitted Holder from distributing or transferring our shares. However, the terms of the Permit provide that the transfer of the means of control of us is limited in instances where the recipient is required to obtain the consent of the holder of our Special State Share, or is required to notify the holder of our Special State Share of its holding of our ordinary shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the Permit provide that, if Idan Ofer’s holding interest in Kenon, directly or indirectly, falls below 36% or if Idan Ofer ceases to be the sole controlling shareholder of Kenon, then the shares held by Kenon will not grant Kenon any right in respect of its ordinary shares that would otherwise be granted to an ordinary shareholder holding more than 24% of our ordinary shares (even if Kenon holds a greater percentage of our ordinary shares), until or unless the State of Israel provides its consent, or does not object to, such decrease in holding interest or control in Kenon. “Control”, for the purposes of the Permit, shall bear the meaning ascribed to it in the Permit with respect to certain provisions. Additionally, the State of Israel is entitled to revoke Kenon’s permit if there was a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or us. According to the Permit, the obligations of the Permitted Holder under the Permit apply only for as long as the Permitted Holder holds more than 24% of our shares. Currently, the Permitted Holder holds less than 24%.

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

Agreements with directors and officers

Employment agreements. We have entered into written employment agreements with each of our officers. See “Item 6.B Compensation – Employment agreements with executive officers.”

Chairman’s compensation. In October 2023, the annual and extraordinary shareholders meeting approved, following the recommendation of the compensation committee and the Board of Directors, updated compensation terms to the Chairman. The compensation paid to Mr. Yair Seroussi for his service as the chairman of our Board of Directors consists of a monthly fee of NIS 150,000 plus VAT (approximately $40,000), as well as reimbursement for all reasonable office expenses, as customary in the Company. Mr. Seroussi will further be entitled to use a leased company car which will be of a type and model appropriate to the role of an Active Chairman. We will cover all operating expenses of the company car as well as bear the applicable tax with regard to all taxable benefits related to the company car. Alternatively, Mr. Seroussi may elect, at his discretion, to use his own car and in such event the Company will pay Mr. Seroussi a fixed amount equal to the grossed-up amount of the value of the applicable car group as published by the Israeli Tax Authority that would have been applied if a leased company car would have been provided to Mr. Seroussi. Subject to the receipt of the required approvals by the Company’s organs under the Company's articles of association and any other applicable law and the Company’s compensation policy, Mr. Seroussi may be granted a bonus, subject to the sole discretion of the Board of Directors. In addition, subject to obtaining all required approvals according to the articles of association and any applicable law, Mr. Seroussi will participate in the Company's Share Option Plan, as in effect from time to time. The term of our chairman services agreement with Mr. Seroussi is for a period of three years, subject to his re-election by the general meeting of shareholders as required by applicable law and our articles, or until terminated earlier in accordance with the provisions of the chairman services agreement. Mr. Seroussi is further entitled to a notice period of 90 days. The above compensation was recommended by our compensation committee and approved by our audit committee, Board of Directors and shareholders. In addition, on February 22, 2022 and March 9, 2022, our compensation committee and Board of Directors respectively approved, and on May 2, 2022, our shareholders’ meeting approved, the amendment of our compensation policy and the grant of 26,918 options to Mr. Seroussi, exercisable for 26,918 of our ordinary shares (subject to adjustments) under our Incentive Plan,  with a total fair market value (using a Black-Scholes valuation) equivalent to $800,000, which shall vest in four equal annual instalments of 25%, and be exercisable for a term of five years. The options shall also be subject to automatic acceleration under certain Corporate Events, as such term is defined in the Incentive Plan, and all remaining terms of the Options are in accordance with the Incentive Plan, which includes conditions with respect to, among other things, adjustments, assumption and termination of engagement.

Directors’ compensation. Our directors (other than our Chairman) receive an annual fee in the amount of $100,000 as well as payment per participation in meetings of the Board of Directors and its committees in the amount of $2,000 per meeting. Such amount is subject to VAT payment to the extent applicable. The participation fee for meetings held without actual convening of the directors is reduced by 50% and for meetings held via media communications by 40%. The directors are also entitled to reimbursement for reasonable expenses incurred as part their service as our directors, including, among other things, travel expenses, allowance for daily living expenses, and air travel business expenses. In addition, on February 22, 2022 and March 9, 2022, our compensation committee and Board of Directors approved, and on May 2, 2022 our shareholders’ meeting approved, the amendment of our compensation policy and the grant of 13,459 options to certain members of our board, each (other than our Chairman and not including two new Board members elected in October 2023) exercisable for 13,459 our ordinary shares (subject to adjustments) under our Incentive Plan, with a fair market value (using a Black-Scholes valuation) equivalent to $3.2 million in the aggregate, which shall vest in four equal annual instalments of 25%, and be exercisable for a term of five years. The options shall also be subject to automatic acceleration under certain Corporate Events, as such term is defined in the Incentive Plan, and all remaining terms of the Options are in accordance with the Incentive Plan, which includes conditions with respect to, among other things, adjustments, assumption and termination of engagement.

See also - “Item 6B. “Compensation – Compensation of officers and directors – Reservation of Ordinary Shares (Pool), Option Grants and IPO Grants”.

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

For further information regarding the compensation arrangements with our directors and officers, see “Item 6.B Compensation – Compensation of officers and directors,” “Compensation – Employment agreements with executive officers” and Item 6.E “Share ownership – Share Option Plans.”

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

Dividends and dividend policy

Our Board of Directors has adopted a dividend policy, which was amended in August 2022, to distribute a dividend to our shareholders on a quarterly basis at a rate of approximately 30% of the net quarterly income of each of the first three fiscal quarters of the year, while the cumulative annual dividend amount to be distributed by the Company (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income, and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Any dividends must be declared by our Board of Directors, which will take into account various factors including, inter alia, our profits, our investment plan, our financial position, the progress relating to our strategy plan, the conditions prevailing in the market and additional factors it deems appropriate. While we initially intend to distribute 30- 50% of our annual net income, the actual payout ratio could be anywhere from 0% to 50% of our net income, and may fluctuate depending on our cash flow needs and such other factors. There can be no assurance that dividends will be declared in accordance with our Board’s policy or at all, and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay dividends on an ad hoc basis or to take other actions, which could include share buybacks, instead of or in addition to the declaration of dividends. For example, our Board may determine that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends. Accordingly, we expect that the amount of any cash dividends we distribute will vary between distributions, and you should not expect that any particular amount will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount. We have not adopted a separate written dividend policy to reflect our Board’s policy.

Our ability to pay dividends may be subject to limitations under any future indebtedness we may incur. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. See below. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax, except for dividends paid to an Israeli company. For a discussion of certain tax considerations affecting dividend payments, see “Item 10.E – Taxation.” Any dividends declared on our ordinary shares will be declared and paid in U.S. dollars.

Dividend and liquidation rights

We have declared, and may declare in the future, a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. In accordance with the Companies Law and our articles of association, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria with court approval. In each case, we are only permitted to distribute a dividend if our Board of Directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. For information regarding reliefs relating to share buybacks for companies whose securities are traded outside of Israeli, see “Item 6.C – Board practices – Amendment to Companies Regulations (Reliefs for Companies whose Securities are Traded Outside of Israel), 2000”.

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

B.          Significant changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2023.

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

B.          Memorandum of association and by-laws

A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report (incorporated by reference). The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report.

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

Israeli tax considerations

The following is a brief summary of the material Israeli tax laws applicable to us. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, possibly with a retroactive effect, which change could affect the tax consequences described below. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

THEREFORE, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General corporate tax in Israel

Israeli companies are generally subject to corporate tax. The current corporate tax rate is 23%. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Taxation of our shareholders

Capital Gains Taxes Applicable on Sales of Shares. Israeli tax law generally imposes a capital gains tax on the sale or disposition of capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale or disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) are a right in a foreign resident corporation, which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel), unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus, which is computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel under certain conditions.

Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, including together with others, at least 10% of any of the “Means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2024). The foregoing tax rates will not apply to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be exempt from Israeli tax, provided that, among other conditions, (i) the shares were purchased on or commencing January 1, 2009; (ii) the gain is not attributable  a permanent establishment that the non-resident maintains in Israel; (iii) the shares were not acquired from a relative, and (iv) the capital gain did not derive from sale of shares of a company, which on the date of their purchase and during a two-years period prior to their sale, the main value of the assets held by such company, whether directly or indirectly, results from (a) rights in real estate or in a real estate association (as defined in the Income Tax Ordinance (New Version), 1961); (b) rights to use real estate or any asset attached to land; (c) rights to exploit natural resources in Israel; or (d) rights to produce from land in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents:

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

Regardless of whether our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains, obtain a tax withholding exemption certificate from the Israeli Tax Authority and provide other documentation in order to avoid withholding at source at the time of sale.

Taxation of Israeli shareholders on receipt of dividends. Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax.

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12 months, the applicable tax rate is 30%. Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5% (under certain circumstances), provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest.

Surtax. Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% as of 2019 on annual income exceeding a certain threshold (NIS 721,560 for 2024, linked to the annual change in the Israeli Consumer Price Index), including, but not limited to income derived from, dividends, interest and capital gains.

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

A “U.S. Holder” is a person that is eligible for the benefits of the Treaty and is, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and is:

•	a citizen (other than a resident of Israel) or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Recent notices from the IRS indicate, however, that Treasury and the IRS are considering proposing amendments to such Treasury regulations and allow, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations until the date that further IRS guidance is released. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Israeli taxes imposed on them. This discussion does not apply to investors in this special situation. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

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

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Israeli income taxes withheld from dividends on our ordinary shares will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

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

As described in “Taxation—Israeli tax considerations” above, gains realized on the sale or other disposition of our ordinary shares may be subject to Israeli taxes. Subject to certain exceptions, Treasury regulations generally preclude U.S. taxpayers from claiming a foreign tax credit with respect to any non-U.S. tax imposed on gains from dispositions of shares held as capital assets, unless the tax is creditable under an applicable income tax treaty. Therefore, a U.S. Holder generally will not be entitled to claim a foreign tax credit for any Israeli taxes imposed on gains from dispositions of our shares, unless they are eligible for the benefits of the U.S.-Israel Tax Treaty and elect to apply the U.S.-Israel Tax Treaty benefits to their gains. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct the Israeli taxes in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their tax advisers regarding eligibility for the benefits of the U.S.-Israel Tax Treaty and the creditability or deductibility of any Israeli tax on disposition gains in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023 and we do not expect to become one in the foreseeable future. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During fiscal year 2023, most of our revenues and most of our operating expenses were denominated in U.S. dollar or linked to the U.S. dollar. See also Note 29 to our audited consolidated financial statements included elsewhere in this Annual Report, in respect of currency risk.

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

ITEM 15. CONTROLS AND PROCEDURES

A.          Disclosure Controls and Procedures

As of December 31, 2023, ZIM Integrated Shipping Services Ltd., including the Company’s Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of ZIM’s disclosure controls and procedures. ZIM’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to ZIM’s management to allow timely decisions regarding required disclosures.

Based on this evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2023, ZIM’s disclosure controls and procedures are effective for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Exchange Act within the time periods specified in the SEC’s rules and forms.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2023.

C.          Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Somekh Chaikin (a member firm of KPMG International), has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2023. The report of Somekh Chaikin is included with our consolidated financial statements included elsewhere in this annual report.

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

ITEM 16. [Reserved]

ITEM 16A. Audit committee financial expert

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two, and that each of Yair Seroussi, Nir Epstein, Anita Odedra, William (Bill) Shaul and Liat Tennenholtz satisfy this requirement, and are independent. For more information see “Item 6.C – Board practices – Board of directors.”

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

ITEM 16C. Principal Accountant Fees and Services

Somekh Chaikin, a member firm of KPMG International, located in Haifa, Israel, PCAOB ID 1057, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2023 and 2022.

Amounts billed by KPMG International member firms for audit and other services were as follows:

	2023	2022
	(in thousands of US$)
Audit fees (1)	1,934	2,138
Audit-related fees (2)	208	135
Tax fees (3)	383	308
All other fees	23	256
Total	2,548	2,837
___________________
(1)
Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are normally provided by an auditor for statutory or regulatory filings, such as consents and review of documents filed with the SEC.

(2)
Audit-related fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2023 and 2022, that are traditionally performed by an auditor and are reasonably related to the performance of the audit and are not reported under audit fees.

(3)	Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2023 and 2022, for tax compliance, tax advice, and tax planning.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16K. Cybersecurity

Our business operations rely upon secure information technology systems for data processing, storage and reporting. As a global shipping company and an Israeli-based company, we face heightened risks of cyberattacks, and we remain potentially vulnerable to known or unknown threats, which are constantly evolving. Although to date we have not experienced any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition, there can be no guarantee that we will not experience such an incident in the future. Any future cybersecurity breach, whether as a result of malicious, political, competitive or other motives, may result in operational disruptions, heavy costs, information misappropriation or breach of privacy laws, including the European Union’s General Data Protection Regulation and other similar regulations, which could result in reputational damage and have a material adverse effect on our business, financial condition and results of operation. Increasing regulation regarding responses to cybersecurity incidents, including reporting and disclosure regulation, could subject us to additional liability and reputational harm.

At ZIM, cybersecurity risk management is an integral part of our overall enterprise risk management program. We are committed to maintaining a cybersecurity work plan and procedures that implement processes to assess, identify and manage cybersecurity risks on a periodic and ongoing basis, aligned with applicable industry standards and reviewed periodically. We employ a dedicated 24/7 security operating center supervised by our Chief Information Security Officer (CISO) to monitor and respond to suspected cybersecurity threats. Our work procedures include, among others, periodic risk assessments and implementation, periodic tests, periodic employee security awareness trainings (including an annual company-wide cybersecurity emergency drill), and a third-party data security risk management plan.  The third-party data security risk management plan includes due diligence procedures and the application of minimum-security requirements; this plan helps us to analyze controls and monitor and mitigate cybersecurity risks associated with our third-party engagements.

We employ top-tier professionals with extensive experience managing cybersecurity threats headed by our CISO, who reports to the CEO and management, and who works in collaboration with our Chief Information Officer (CIO), who also has extensive prior work experience in cybersecurity. We also engage with reputable third-party consultants, advisors and vendors who review our overall data security and have helped us refine our cybersecurity-related work procedures, periodic risk assessments and trainings.

In addition, cybersecurity reports are also submitted by our CIO and our management to our Board of Directors several times during a year. These reports include status reports as well as proposals regarding the cybersecurity budget and insurance policy. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

For more information about these risks, please see “Risk Factors – General Risk factors” in this annual report on Form 20-F.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F‑1 to F-70 to this annual report.

ITEM 19. Exhibits

Exhibit No.		Description
1.1		Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Company’s 2022 Annual Report on Form 20-F filed with the SEC on March 13, 2023.)
2.1	*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1		Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F‑1 (File No. 333‑251822) filed with the SEC on December 30, 2020.
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

4.10		2020 Share Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Proxy Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
4.11	*	Compensation Policy, including clawback policy in compliance with Section 10D of the Exchange Act.
8.1	*	List of Subsidiaries and entities in which the Company has ownership rights.
12.1	*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2	**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Somekh Chaikin, a member firm of KPMG International
15.2	*	Consent of FORVIS LLP (Formerly, Dixon Hughes Goodman LLP)
101
The following materials from our Annual Report on Form 20‑F for the year ended December 31, 2023 formatted in iXBRL (Inline Extensible Business Reporting Language) are furnished herewith: (i) the Reports of Independent Registered Public Accounting Firms, (ii) the consolidated statements of financial position, (iii) the consolidated income statements, (iv) the consolidated statements of comprehensive loss, (v) the consolidated statements of changes in equity, (vi) the consolidated statements of cash flows, and (vii) the notes to consolidated financial statements, tagged as blocks of text and in detail.

104
The cover page from ZIM Integrated Shipping Services Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2023 formatted in iXBRL (Inline eXtensible Business Reporting Language) and contained in Exhibit 101

_____________________
*	Filed herewith
**	Furnished

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Eli Glickman
	Name:	Eli Glickman
	Title:	President and Chief Executive Officer

Date: March 13, 2024

ZIM INTEGRATED
SHIPPING SERVICES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

ZIM INTEGRATED SHIPPING SERVICES LTD.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
to the Shareholders and Board of Directors
ZIM Integrated Shipping Services Ltd.
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of ZIM Integrated Shipping Services Ltd. and subsidiaries (hereinafter: "the Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, "the consolidated financial statements"). In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

We did not audit the consolidated financial statements of ZIM American Integrated Shipping Services Company, LLC, a wholly-owned subsidiary, which statements reflect total assets constituting 4 percent as of December 31, 2022, of the consolidated total assets. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ZIM American Integrated Shipping Services Company, LLC and subsidiaries is based solely on the report of the other auditors.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of non-financial assets

As discussed in Note 4 to the consolidated financial statements, at each reporting date the Company reviews the carrying amount of its operating assets and assesses them for impairment, or impairment reversal, when indications exist. At December 31, 2023, the Company’s non-financial assets included vessels and containers and handling equipment amounting to $3,758.9 million and $792.9 million, respectively. As discussed in Note 7 to the consolidated financial statements, as of September 30, 2023, the impairment test for the container shipping services cash generating unit (CGU) resulted in an impairment loss in the total amount of $2,063.4 million. The Company estimated the recoverable amount of its CGUs on the basis of value-in-use, using the discounted cash flow method.

We identified the evaluation of the impairment assessment of non-financial assets as a critical audit matter. Subjective and challenging auditor judgment were required to assess the estimated value-in-use of the container shipping services CGU as of September 30, 2023, and whether there were indicators of impairment, or impairment reversal, as of December 31, 2023. Specifically relating to the September 30, 2023 valuation of the container shipping services CGU, subjective judgment was required to evaluate certain key assumptions, including the discount rate, projected freight rates, and carried volume assumptions, used to determine the recoverable amount of the Company’s container shipping services CGU, due to the degree of uncertainty related to these assumptions. Additionally, the audit effort associated with evaluating the discount rate required specialized skills and knowledge. Subjective auditor judgment was also required in the assessment of potential indicators of impairment or impairment reversal, due to the degree of uncertainty associated with the key external factors necessary to consider for potential indicators of impairment, including changes in market conditions and projected freight rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls relating to the impairment assessment of non-financial assets. This included controls related to the determination of the discount rate, projected freight rates, and carried volume assumptions used in valuation of the container shipping services CGU at September 30, 2023 and assessment of whether indicators of impairment or impairment reversal existed at December 31, 2023. To evaluate the key assumptions related to the estimated recoverable value of the container shipping services CGU as of September 30, 2023, we compared the projected freight rates to analysts projected rates and trends from external sources. We assessed the reasonableness of the carried volume assumptions by comparing them to the Company’s business plans presented to the board of directors and available industry trends. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by comparing the Company’s discount rate to a range of discount rates independently developed using inputs from publicly available information. We evaluated the Company’s assessment of indicators for impairment, or impairment reversals, by comparing the actual results for the period ended December 31, 2023 to the prior forecasts used in the impairment assessment. We also evaluated the changes in market conditions and projected freight rates by comparing to analysts projected rates and trends from external sources.

/s/ Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2004.

Haifa, Israel

March 13, 2024

Report of Independent Registered Public Accounting Firm
to the Shareholders and Board of Directors
ZIM Integrated Shipping Services Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited ZIM Integrated Shipping Services Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 13, 2024 expressed an unqualified opinion on those consolidated financial statements.

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

March 13, 2024

Report of Independent Registered Public Accounting Firm

Sole Member of ZIM American Integrated Shipping Services Company, LLC

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of ZIM American Integrated Shipping Services Company, LLC and subsidiaries (collectively, Company) as of December 31, 2022, and 2021, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

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

Norfolk, Virginia
February 14, 2023

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2023	2022
	Note	US $ in millions
Assets
Vessels	5	3,758.9	4,409.9
Containers and handling equipment	5	792.9	1,242.8
Other tangible assets	5	85.2	98.5
Intangible assets	6	102.0	92.9
Investments in associates		26.4	22.0
Other investments	10	908.7	1,373.2
Other receivables	9	97.9	112.1
Deferred tax assets	25(c)	2.6	2.3
Total non-current assets		5,774.6	7,353.7

Inventories		179.3	190.7
Trade and other receivables	9	596.5	825.7
Other investments	10	874.1	2,233.1
Cash and cash equivalents	11	921.5	1,022.1
Total current assets		2,571.4	4,271.6
Total assets		8,346.0	11,625.3

Equity
Share capital and reserves	12	2,017.5	1,987.7
Retained earnings		437.2	3,901.9
Equity attributable to owners of the Company		2,454.7	5,889.6
Non-controlling interests		3.3	6.3
Total equity		2,458.0	5,895.9

Liabilities
Lease liabilities	8	3,244.1	2,778.7
Loans and other liabilities	13	73.6	91.9
Employee benefits	14	46.1	45.2
Deferred tax liabilities	25(c)	6.1	151.4
Total non-current liabilities		3,369.9	3,067.2

Trade and other payables	15	566.4	896.2
Provisions	16	60.7	50.2
Contract liabilities		198.1	238.9
Lease liabilities	8	1,644.7	1,380.8
Loans and other liabilities	13	48.2	96.1
Total current liabilities		2,518.1	2,662.2
Total liabilities		5,888.0	5,729.4

Total equity and liabilities		8,346.0	11,625.3

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board	President & Chief	Chief Financial Officer
of Directors	Executive Officer

Date of approval of the Financial Statements: March 13, 2024
The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31
		2023	2022	2021
	Note	US $ in millions

Income from voyages and related services	17	5,162.2	12,561.6	10,728.7
Cost of voyages and related services
Operating expenses and cost of services	18	(3,885.1)	(4,764.5)	(3,905.9)
Depreciation	23	(1,449.8)	(1,370.3)	(756.3)
Impairment of assets	7	(2,034.9)
Gross profit (loss)		(2,207.6)	6,426.8	6,066.5

Other operating income	19	14.4	48.9	14.5
Other operating expenses	20	(29.3)	(0.9)	(1.0)
General and administrative expenses	21	(280.7)	(338.3)	(267.7)
Share of profits (loss) of associates		(7.8)	(0.7)	4.0

Results from operating activities		(2,511.0)	6,135.8	5,816.3

Finance income	24(a)	142.2	130.9	18.8
Finance expenses	24(b)	(446.7)	(239.4)	(175.6)

Net finance expenses		(304.5)	(108.5)	(156.8)

Profit (loss) before income taxes		(2,815.5)	6,027.3	5,659.5

Income taxes	25	127.6	(1,398.3)	(1,010.4)

Profit (loss) for the year		(2,687.9)	4,629.0	4,649.1

Attributable to:

Owners of the Company		(2,695.6)	4,619.4	4,640.3
Non-controlling interests		7.7	9.6	8.8
Profit (loss) for the year		(2,687.9)	4,629.0	4,649.1

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	12(d)	(22.42)	38.49	40.31
Diluted earnings (loss) per 1 ordinary share	12(d)	(22.42)	38.35	39.02

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31
	2023	2022	2021
	US $ in millions

Profit (loss) for the year	(2,687.9)	4,629.0	4,649.1

Other components of comprehensive income

Items of other comprehensive income that were
or will be reclassified to profit or loss

Foreign currency translation differences for foreign operations	(9.1)	(18.0)	(7.8)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, net of tax	4.4	(34.6)	(0.7)

Reclassification of investments in debt instruments at fair value through other comprehensive income to profit or loss	13.6	2.6

Items of other comprehensive income that would
never be reclassified to profit or loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	1.5	(1.9)	(0.2)

Defined benefit pension plans actuarial gains, net of tax	0.1	8.5	1.1

Other comprehensive income for the year, net of tax	10.5	(43.4)	(7.6)

Total comprehensive income for the year	(2,677.4)	4,585.6	4,641.5

Attributable to:

Owners of the Company	(2,683.3)	4,578.2	4,636.8
Non-controlling interests	5.9	7.4	4.7

Total comprehensive income for the year	(2,677.4)	4,585.6	4,641.5

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
Balance at January 1, 2023	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9
Loss for the year				(2,695.6)	(2,695.6)	7.7	(2,687.9)
Other comprehensive income for the year, net of tax		19.5	(7.3)	0.1	12.3	(1.8)	10.5
Exercise of options	0.7	(0.7)
Share-based compensation		17.6			17.6		17.6
Dividend to owners of the Company				(769.2)	(769.2)		(769.2)
Dividend to non-controlling interests in subsidiaries						(8.9)	(8.9)
Balance at December 31, 2023	926.6	1,133.7	(42.8)	437.2	2,454.7	3.3	2,458.0

Balance at December 31, 2021	923.2	1,107.9	(19.7)	2,580.6	4,592.0	7.5	4,599.5
Initial application of amendment to IAS 37				(3.3)	(3.3)		(3.3)
Balance at January 1, 2022	923.2	1,107.9	(19.7)	2,577.3	4,588.7	7.5	4,596.2
Profit for the year				4,619.4	4,619.4	9.6	4,629.0
Other comprehensive income for the year, net of tax		(33.9)	(15.8)	8.5	(41.2)	(2.2)	(43.4)
Exercise of options	2.7	(2.7)
Share-based compensation		25.8			25.8		25.8
Dividend to owners of the Company				(3,303.3)	(3,303.3)		(3,303.3)
Acquisition of subsidiary with non-controlling interest		0.2			0.2	(0.2)
Dividend to non-controlling interests in subsidiaries						(8.4)	(8.4)
Balance at December 31, 2022	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9

Balance at January 1, 2021	700.3	1,106.5	(16.0)	(1,523.5)	267.3	7.2	274.5
Profit for the year				4,640.3	4,640.3	8.8	4,649.1
Other comprehensive income for the year, net of tax			(3.7)	0.2	(3.5)	(4.1)	(7.6)
Issuance of share capital, net of issuance costs	203.5				203.5		203.5
Share-based compensation		20.8			20.8		20.8
Exercise of options	19.4	(19.4)
Dividend to owners of the Company				(536.4)	(536.4)		(536.4)
Acquisition of subsidiary with non-controlling interest						0.3	0.3
Dividend to non-controlling interests in subsidiaries						(4.7)	(4.7)
Balance at December 31, 2021	923.2	1,107.9	(19.7)	2,580.6	4,592.0	7.5	4,599.5

(*) Include reserves related to transactions with an interested party and share-based compensation.

The accompanying Notes are an integral part of these consolidated Financial Statements

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31
		2023	2022	2021
	Note	US $ in millions

Cash flows from operating activities
Profit (loss) for the year		(2,687.9)	4,629.0	4,649.1

Adjustments for:
Depreciation and amortization	23	1,471.8	1,396.3	779.2
Impairment loss	7	2,063.4
Net finance expenses	24	304.5	108.5	156.8
Share of profits (losses) and change in fair value of investees		6.5	(2.1)	(4.7)
Capital gains, net	19	(10.9)	(42.7)	(8.7)
Income taxes	25	(127.6)	1,398.3	1,010.4
Other non-cash items		18.9	39.7	20.8
		1,038.7	7,527.0	6,602.9

Change in inventories		11.4	(71.7)	(66.8)
Change in trade and other receivables		242.7	496.6	(766.5)
Change in trade and other payables including contract
liabilities		(95.1)	(325.7)	555.9
Change in provisions and employee benefits		15.9	15.9	6.6
		174.9	115.1	(270.8)

Dividends received from associates		2.3	0.9	4.4
Interest received		133.8	53.2	3.5
Income taxes paid		(329.7)	(1,586.1)	(369.1)

Net cash generated from operating activities		1,020.0	6,110.1	5,970.9

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and
interest in investees		27.4	48.1	10.9
Acquisition and capitalized expenditures of tangible assets,
intangible assets and interest in investees		(115.7)	(345.5)	(1,005.0)
Acquisition of investment instruments, net		(138.2)	(1,433.1)	(182.5)
Loans granted to investees		(5.4)
Change in other receivables		3.2	(20.2)	(101.8)
Change in other investments (mainly deposits), net		2,005.2	105.7	(2,064.7)
Net cash generated from (used in) investing activities		1,776.5	(1,645.0)	(3,343.1)

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31
		2023	2022	2021
	Note	US $ in millions

Cash flows from financing activities
Receipt of long-term loans and other
long-term liabilities			59.2	50.0
Issuance of share capital, net of issuance costs	12(a)			205.4
Repayment of lease liabilities and borrowings	13(d)	(1,713.1)	(1,449.4)	(1,191.3)
Change in short-term loans		(21.0)	(53.5)	(16.0)
Dividend paid to non-controlling interests		(8.9)	(8.4)	(4.7)
Dividend paid to owners of the company		(769.2)	(3,303.3)	(536.4)
Interest paid		(380.7)	(221.0)	(160.0)
Net cash used in financing activities		(2,892.9)	(4,976.4)	(1,653.0)

Net change in cash and cash equivalents		(96.4)	(511.3)	974.8
Cash and cash equivalents at beginning of the year		1,022.1	1,543.3	570.4
Effect of exchange rate fluctuation on cash held		(4.2)	(9.9)	(1.9)
Cash and cash equivalents at the end of the year	11	921.5	1,022.1	1,543.3

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity

(i)
ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "ZIM") and its subsidiaries (hereinafter - the "Group" or "the Companies") and the Group’s interests in associates, operate in the field of cargo shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

(ii)	Financial position

(a)
The container shipping industry continues to be characterized by volatility in freight rates, charter rates and bunker prices, accompanied by continuing uncertainties in the global trade, including ongoing inflation and elevated interest rates in certain countries, as well as the implications of the ongoing military conflict between Russia and Ukraine and other geopolitical challenges.

In October, a war situation has started in Israel, after a massive terrorist attack on Israeli civilian and military targets near Israel’s southern border with the Gaza strip. Although as of today, there was no material impact on the Company’s head-office activities, those may be subject to temporary disruptions if this situation was to further escalate.

In December, many ocean carriers including the Company, announced that they will pause their activity in the Red Sea, following attacks made against commercial vessels by armed organizations in Yemen. The Company continues to call ports in the Mediterranean Sea, as well as to operate services which previously crossed the Suez-canal, by re-routing its vessels around Africa. This disruption results with the extension of voyages duration, while potentially affecting the industry’s supply-demand dynamics.

Following the peak levels reached during 2021 and the first quarter of 2022, freight rates have decreased in most trades throughout the remainder of the year 2022 and during 2023, with some increases demonstrated towards and following the year-end of 2023.

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by considering, and when appropriate, implementing structural changes, participating in partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies.

(b)
In August 2023, the Company entered into a new operational cooperation agreement with MSC, encompassing several trades, including services connecting the Indian subcontinent with the East Mediterranean, the East Mediterranean with Northern Europe, and services connecting East Asia with Oceania. The agreements include vessel sharing, slot purchases and swap arrangements, and are designed to significantly enhance operational efficiencies, as well as to further elevate the Company’s service levels for its customers. Due to the above-mentioned circumstances in the Red Sea, the cooperation related to services connecting the Indian subcontinent with the East Mediterranean are currently suspended.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity (cont’d)

(c)
At each reporting date, the Company reviews the carrying amount of its operating assets and assesses them for impairment, or impairment reversal, when indications exist. In the third quarter of 2023 the Company recorded an impairment loss in a total amount of US$ 2,063.4 million - see also Note 7 for further details of the Company’s analysis.

(d)
In October 2023, the European Commission announced its decision not to renew the validity of the antitrust block exemption that is currently available to operational collaborations between maritime carriers (known as the Consortia Block Exemption Regulation, or the CBER), beyond its scheduled expiration date on April 25, 2024. A similar decision was made by the United Kingdom’s Competition and Markets Authority (CMA) not to enact a UK block exemption that would have otherwise replaced the CBER following Brexit. As a result of these decisions, commencing from the respective expiration date of the block exemptions, carriers (including the Company) will be required to self-assess the compliance of their operational collaborations with other carriers, rather than to rely on such block exemptions, where currently applicable. The Company is assessing the implications of these changes on its operations, but it does not believe that they will have a material impact on its operations as currently conducted.

(e)
On January 1, 2024, the European Union’s Emissions Trading System (ETS) entered into effect, which sets a limit on the total amount of greenhouse gases that shipping companies are permitted to emit on routes to or from European Union members’ ports. Such limit is expressed in emission allowances, which the Company will be required to surrender each year to fully account for its emissions. The ETS requirements gradually increase over time, from 40% of reported emissions in 2024 to 100% of reported emissions in 2026. The Company has introduced a new surcharge, intended to recover the additional costs from its customers.

(f)
Charter agreements:

Further to the Company’s long-term agreement with Seaspan for the chartering of ten 15,000 TEU new-build liquefied natural gas (LNG) dual-fuel vessels, nine of such vessels were delivered to the Company, since the beginning of 2023. As of today, fifteen additional new-build vessels were delivered to the Company in accordance with other chartering agreements.

Additional vessels related to these agreements, which the Company entered into during 2021 and 2022, are scheduled to be delivered to the Company during 2024 (see also Note 26).

(g)
Dividends:

In April 2023, further to the approval by the Company’s Board of Directors in March 2023, the Company distributed a dividend in an amount of US$ 769 million, reflecting US$ 6.40 per ordinary share.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Basis of Preparation

(a)
Statement of compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Accounting Standards (“IFRSs”) as issued by IASB.
The Board of Directors approved the Financial Statements for issue on March 13, 2024.

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

In respect of estimates related to determination of fair value, please also refer to Note 4(ii).

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

Amendment to IAS 1, Presentation of Financial Statements:
As from January 1, 2023, the Company applies the amendment to IAS 1 in respect of accounting policies disclosure. According to this amendment, companies must provide disclosure of their material accounting policies rather than their significant accounting policies. An accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions made by the users of the financial statements. The amendment also clarifies that immaterial accounting policy information need not be disclosed. The Company reassessed the materiality of its accounting policies and revised its related disclosures accordingly.

Amendment to IAS 12, Income taxes:
As from January 1, 2023, the Company applies the amendment to IAS 12, according to which the scope of the initial recognition exemption was narrowed to exclude transactions that result with equal offsetting temporary differences, such as leases. Following the amendment, the Company recognizes separate deferred tax assets in respect of its lease liabilities and deferred tax liabilities in respect of its right-of-use assets. Prior to the amendment, the Company recognized deferred taxes in respect of its leases on a net basis. Accordingly, the amendment did not impact the Company’s retained earnings (see also Note 25).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3
Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Group entities, unless indicated otherwise.

(a)	Basis of consolidation

(i)	Business combinations

The Group applies the acquisition method to all business combinations. The Group controls an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
The consideration transferred for the acquisition of a business includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the Group to the previous owners of the acquiree. Costs associated with the acquisition that were incurred by the Group in the business combination are expensed in the period the services are received.
In a step acquisition, the difference between the acquisition date fair value of the Group’s pre-existing equity rights in the acquiree and the related carrying amount at that date is recognized in profit or loss under other income or expenses.

(ii)
Subsidiaries
The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the accounting policies applied by the Group.

(iii)
Investment in associates
Associates are those entities over which the Group has significant influence, but not control or joint control, over the financial and operating activities. Significant influence is presumed to exist when the Group holds between 20% and 50% of voting rights in another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account. Associates are recognized initially at cost, including any related transaction costs.

The consolidated financial statements include the Company’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Company (the ‘Equity method’). When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. The recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(a)	Basis of consolidation (cont’d)

(iv)	Change in interest held in associated companies while retaining significant influence

When the Group increases its interest in an associated company accounted for by the equity method while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains unaffected. When there is a decrease in the interest in an associated company accounted for by the equity method while retaining significant influence, the Group derecognizes a proportionate part of its investment and recognizes in profit or loss a gain or loss from such decrease in interest.

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

Initial recognition of financial assets
The Group initially recognizes receivables, deposits and loans on the date that they are originated. All other financial assets acquired in a regular way of purchase, are recognized initially on the trade date which is the date that the Group becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset, unless the asset is subsequently measured at fair value through profit or loss. A trade receivable without a significant financing component is initially measured at the transaction price.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(c)	Financial instruments

(i)	Non-derivative financial assets

Classification of financial assets into categories and the accounting treatment of each category
The Group’s non-derivative financial instruments include investments in debt and equity securities, trade and other receivables and cash and cash equivalents, classified at initial recognition to one of the following measurement categories: (i) amortized cost, (ii) fair value through other comprehensive income – investments in debt instruments, (iii) fair value through other comprehensive income – investments in equity instruments, or (iv) fair value through profit or loss.

A financial asset, not designated at fair value through profit or loss, is measured at amortized cost if it meets both of the following conditions: (i) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on specified dates.
A financial asset, not designated at fair value through profit or loss asset, is measured at fair value through other comprehensive income if it meets both of the following conditions: (i) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and (ii) the contractual terms of the debt instrument give rise to cash flows representing solely payments of principal and interest on specified dates.
All financial assets which are not designated at fair value through profit or loss and are not classified as measured at amortized cost or per fair value through other comprehensive income as described above, are measured at fair value through profit or loss.

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

The Group classifies its investment instruments according to the objectives of the business model within which the instruments are held, at the level of the portfolio. Such assessment considers the Company’s stated policies and objectives for the portfolio and management’s considerations in evaluating its performance, as well as the frequency, volume and timing of purchases and disposals of the portfolio’s financial assets, in prior periods and per future expectations. See also Notes 9 and 29(c) in respect of the classification of the Company’s investment instruments.

Impairment of financial assets
An allowance for expected credit losses of financial assets measured at amortized cost is recognized in profit or loss and deducted from the gross carrying amount of the financial assets. Allowance for expected credit losses of financial assets measured at fair value through other comprehensive income, reflecting an increase in credit risk since the initial recognition of such assets, is recognized in profit or loss. Impairment losses related to financial assets, including trade and other receivables, are presented under financing expenses.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(c)	Financial instruments (cont’d)

Derecognition of financial assets
The Group derecognizes a financial asset when the contractual rights of the Group to the cash flows from the asset expire or the Group transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Subsequent measurement and gains and losses
Financial assets at fair value through profit or loss - these assets are subsequently measured at fair value, net gains and losses, including any interest income or dividend income, are recognized in profit or loss.

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

Investments in debt instruments at fair value through other comprehensive income - these assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment losses are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

Cash and cash equivalents
Cash include cash balances available for immediate use. Cash equivalents include call deposits and liquidity funds representing short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(c)	Financial instruments (cont’d)

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

(iv)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

(d)	Vessels, containers, handling equipment and other tangible assets

(i)	Owned assets

Vessels, containers, handling equipment and other tangible assets are recorded at cost less accumulated depreciation (see below) and accumulated impairment losses (see Note 3(f)). The cost of inspecting a vessel (dry-docking), that needs to be performed after a number of years of operation (usually once every five years), is separated from the cost of the vessel as a separate cost component and depreciated over the period until the following inspection. The Company’s management believes that there is no other material separate component whose expected period of use is different from the expected period of use of the vessel as a whole.

Subsequent costs
The Group recognises within the carrying amount of an asset (vessel, container, handling equipment or other tangible asset), the cost of replacing part of such an asset, when that cost is incurred, if it is probable that the future economic benefits embodied with such part will flow to the Group and the cost of the part can be measured reliably (while the carrying amount of the replaced part is derecognized). The costs of material improvements that increase the economic benefits expected from the assets are capitalised. All other costs are recognized as an expense in profit or loss as incurred.

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
Depreciation is recognized in profit and loss on a straight-line basis over the estimated useful life of each part of the asset. Freehold land is not depreciated.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(d)	Vessels, containers, handling equipment and other tangible assets (cont’d)

The estimated useful lives of vessels, containers, handling equipment and other tangible assets are as follows (in most cases taking into account a residual value of 10%-20% of the cost of the assets, where applicable):

		years
1.	Vessels	Mainly 25
2.	Containers	Mainly 13-15
3.	Chassis	30
4.	Other equipment	13
5.	Dry docking for owned vessels	Up to 5

    The estimated useful lives of other tangible assets for the current and comparative periods are as follows:

		years
1.	Buildings	25
2.	Computer systems and communication equipment	4 - 7	(Mainly 5 years)
3.	Other	5 - 15

Depreciation methods, useful life and residual values are reviewed at each reporting date.

(ii)	Leased (Right-of-use) assets

A lease, in accordance with IFRS 16, is an arrangement that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease is initially recognized on the date in which the lessor makes the underlying asset available for use by the lessee.
Upon initial recognition, the Company as a lessee recognizes a lease liability at the present value of the future lease payments during the lease term and concurrently recognizes a right-of-use asset at the same amount of the liability, adjusted for any prepaid and/or initial direct costs incurred in respect of the lease. The present value is calculated using the implicit interest rate of the lease, or the Company’s incremental borrowing rate applicable for such lease, when the implicit rate is not readily determinable. The lease term is the non-cancellable period of the lease, considering extension and/or termination options which are reasonably certain to apply (see also Note 4(i)(b)).
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
The purchase and sale of slots (container spaces on operated vessels) from and to other carriers, are not accounted as leases, since these arrangements do not refer to an identified asset. Such arrangements are recorded in profit or loss as service contracts, per the time-based portion completed as at the reporting date.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(d)	Vessels, containers, handling equipment and other tangible assets (cont’d)

Lease modifications
When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in such circumstances, the Group accounts for the modification as a separate lease. When the Group doesn’t account the modification as a separate lease, on the initial date of the lease modification, the Group determines the revised terms and remeasures the lease liability by discounting the revised lease payments using a revised discounting rate, against the right-of-use asset.

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

Sale and lease-back
The Group applies the requirements of IFRS 15 to determine whether an asset transfer is accounted for as a sale. If an asset transfer satisfies the requirements of IFRS 15 to be accounted for as a sale, the Group measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount that relates to the right of use retained by the Group. Accordingly, the Group only recognizes the portion of gain or loss that relates to the rights transferred.

If the asset transfer does not satisfy the requirements of IFRS 15 to be accounted for as a sale, the Group accounts the transaction as secured borrowing. This mostly applies when options embedded in the lease-back arrangement are expected to result with retained ownership of Group over the transferred asset. If such options eventually expire with no retained ownership of the asset, the transaction is accounted as a sale on the options expiration date.

Depreciation
Right-of-use assets are depreciated over the lease term, or their useful lives (considering residual value, when applicable) if it is reasonably certain that the Group will obtain ownership by the end of the lease term. The term of leases in which the Group is engaged with, are as follows:

years
1.	Vessels	1 - 6
2.	Containers	1 - 13
3.	Buildings, vehicles and other assets	Mainly 1 - 8

(e)	Intangible assets

(i)	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. Subsequent to its’ initial recognition, goodwill is measured at cost less accumulated impairment losses.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(ii)	Research and development of software

Development activities involve a plan or design for the production of new or substantially improved processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use the asset. The expenditures capitalized, mostly in respect of development and enhancement of information systems, include the cost of direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred. In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

(iii)	Software

The Group’s assets include computer systems consisting of hardware and software. The licenses for the software, which are considered to be a separate item, adding functionality to the hardware, are classified as intangible assets.

(iv)	Amortization

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

The Group recognizes an expected credit loss, considering the lifetime of a financial asset, when it determines that the credit risk of such financial asset has increased significantly since initial recognition, based on reasonable and supportable indicative information. Otherwise, the Group recognizes an expected credit loss of a financial asset, considering the following twelve -month period. An impairment loss is calculated as the difference between the financial asset’s carrying amount and the present value of its estimated (probability-weighted, where applicable) future cash flows discounted at the original effective interest rate. Allowances for expected credit losses of financial assets measured at amortized cost are recognized in profit or loss and deducted from the gross carrying amount of the financial assets. For investments in debt instruments at fair value through other comprehensive income, allowances for expected credit losses are recognized in profit or loss against other comprehensive income.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(ii)	Non-financial assets

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (hereinafter: cash-generating unit, or “CGU”). The Company concluded that its operating assets are grouped to two cash-generating units, Container shipping services and Vehicle shipping services.

The recoverable amount of an asset or cash-generating unit is the greater of its value-in-use and its fair value less costs to sell. In 2023, the Company estimated the recoverable amount of both of its CGUs on the basis of value-in-use, using the discounted cash flow (DCF) method.

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the CGU’s recoverable amount is estimated. An impairment loss is recognized if the carrying amount of the Company's cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to reduce the carrying amount of the other assets in that unit, on a pro rata basis (considering that the carrying amount of each individual asset will not be reduced below the greater of its value-in-use and its fair value less costs to sell).

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

(g)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average principle, and mainly includes bunker (fuel and liquefied natural gas) on board.

(h)	Employee benefits

(i)	Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans or as defined benefit plans.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(a)	Defined contribution plans

A defined contribution pension plan is a post-employment benefit plan under which an entity pays fixed contributions to a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by the employee.

(b)	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted from the defined benefit liability.

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

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related employees’ services are provided. The employee benefits are classified, for presentation purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be settled.

(i)	Share-based compensation

The grant date fair value of share-based compensation awards granted to employees is recognized as a payroll expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based compensation awards that are conditional upon meeting service and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

If the terms of an award previously granted are modified by increasing the fair value of the equity instruments granted, such incremental fair value, measured immediately before and after the modification, is recognized for the grantee’s services as a salary expense, over the period from the modification date and until the modified equity instruments are fully vested.

(j)	Provisions

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

Provision for legal matters

The statement of financial position includes appropriate provisions in respect of legal matters involving the Group, in each of which, in the opinion of the Group's management, based, among others, on the opinion of its legal advisers obtained in respect of those matters, it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably. Note 27 includes details of additional exposure due to contingent legal matters, where the amounts might be significant.

(k)	Revenue Recognition from shipping services and related expenses

Revenue from containerized and non-containerized cargo

The Group considers each freight transaction as comprised of one performance obligation, recognized per the time-based portion completed as at the reporting date. The operating expenses related to cargo traffic are recognized immediately as incurred. If the expected incremental and other direct costs related to the cargo exceed its expected related revenue, a provision for onerous contracts is recognized and an expense in profit or loss, in accordance with IAS 37.

Contract assets and contract liabilities relating to the same contract are presented on a net basis in the statement of financial position. However, trade receivables and contract liabilities deriving from the same contract are presented on a gross basis in the statement of financial position.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

Revenue from demurrage
Revenues from demurrage and detentions for containers are accounted as separate performance obligation and recognized over time, up until the time of the customer’s late return or pick-up of containers.

Revenue from related and value-added services
Revenues from related and value-added services provided to the customers by the Company and its subsidiaries, such as handling of documentation, customs, duties and ancillary logistic services, are accounted as separate performance obligation and recognized when the service is rendered.

Cooperation agreements
Non-monetary exchange of slots with other shipping companies in order to facilitate sale of services to customers are not recognized as revenues.

(l)	Finance income and expenses

Finance income includes interest income recognized in profit or loss as it accrues, using the effective interest method. Finance expenses include mainly interest expense in respect of lease liabilities and borrowings and impairment losses recognized with respect of trade and other receivables.

Foreign currency gains and losses are reported on a net basis.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from operating activities. Interest paid and dividends paid are presented as part of cash flows from financing activities.

(m)	Income taxes

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

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding amounts used for taxation purposes. Deferred taxes are not recognized in respect of temporary differences relating to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends by the investee.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

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

Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, the Company or the Group has the legally enforceable right to set off such balances and the following additional conditions are met:

-    In the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

-    In the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on the same taxable entity.

(n)	Segment information

The Group is managed as one operating unit, generating revenues from operating a global liner service network of cargo shipping and related services, in which lines share the use of its resources and their performance are co-dependent. Accordingly, the chief operating decision maker manages and allocates resources to the entire liner network. As there is no appropriate allocation for the Group’s results, assets and liabilities, these are all attributed to the Group’s sole operating segment.

(o)	Earnings (losses) per share

The Group presents basic and diluted earnings (losses) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the reported period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, for the effects of all dilutive potential ordinary shares, if any. Share splits (or reversed splits) in effect as of the financial statements issuance date are applied to all presented periods.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Accounting estimates

(i)	Significant accounting estimates and judgements

The significant accounting estimates and judgements are as follows:

(a)	Assessment of non-financial assets for impairment

At each reporting date, the Group reviews the carrying amount of its operating assets and assesses them for impairment, or impairment reversal, when indications exist. When assessing whether indicators for impairment or impairment reversal exist, the Group considers external inputs, including changes in market interest rates and other market conditions, including freight indices, as well as internal inputs, including updates to the Group’s business plans and initiatives. The Group assesses the recoverable amount of its cash-generating units based on value-in-use. Value-in-use is the present value of the future net cash flows expected to be derived from the use of an asset or cash-generating unit. The Group’s assessment involves judgment in respect of multiple estimates, the change of which may affect the recognition, measurement or allocation of impairment losses, or the reversal of such. Regarding the significant assumptions used in the assessments carried out during the reported period, see also Note 7.

(b)	Assessment of extension options and purchase options available in lease arrangements

Future lease payments during the lease term, measured at present value, include extension options and /or purchase options, when such options are available and estimated by the Company as reasonably certain to apply. When assessing such options, the Group applies judgment, while considering all relevant aspects and circumstances, including its expected operational needs, to conclude whether it expects there will be an economic incentive to exercise such option. The assessment of those options affects the measurement of the related lease liabilities and their corresponding right-of-use assets, and in some circumstances, also the recognition of such liabilities and assets.

(c)	Assessment of incremental borrowing rate applicable for lease arrangements

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

(d)	Assessment of probability of contingent liabilities

Legal matters, including applications for class actions, are pending against the Company and/or its investees. Management evaluates based on the opinion of its legal advisors, whether it is more likely than not that an outflow of economic resources will be required in respect of potential liabilities under such legal matters. The developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to a high level of uncertainty which could result in recognition, adjustment or reversal of a provision for such matters. For information in respect to the Company’s exposure to claims and legal matters, see Note 7 (Contingent liabilities).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Accounting estimates (cont’d)

(e)	Assessment of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the assets can be utilized, or to the extent they can be utilized in future periods against deferred tax liabilities. When assessing whether future tax profits will be available, the Group review its recent history of taxable income, as well as its updated projections for tax purposes. The Group’s assessment affects the recognition and measurement of deferred tax assets, in respect of its carried forward tax losses and other deductible temporary differences.

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

(a)	Financial instruments (including derivatives)

See Note 29(b).

(b)	Share-based compensation arrangements

See Note 12(c).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	Vessels, containers, equipment and other tangible assets (*)

Cost:
	Balance at January 1, 2023	Additions	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2023

	US $ in millions
Vessels	6,712.7	2,437.3	(231.1)	(158.7)		8,760.2
Containers and equipment	1,890.8	56.0	(45.8)	(29.3)		1,871.7
Computer systems and
communication equipment	60.4	11.6	(4.5)		(0.4)	67.1
Other property and equipment	171.8	29.9	(0.6)	30.3	(0.9)	230.5
Total	8,835.7	2,534.8	(282.0)	(157.7)	(1.3)	10,929.5
Depreciation and impairment charges:
	Balance at January 1, 2023	Depreciation	impairment	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2023

	US $ in millions
Vessels	2,302.8	1,329.6	1,598.7	(140.2)	(88.6)		5,002.3
Containers and equipment	649.1	110.4	391.8	(38.2)	(34.3)		1,078.8
Computer systems and
communication equipment	40.2	6.3	15.7	(4.5)		(0.3)	57.4
Other property and equipment	93.5	14.3	48.1	(0.5)		(0.4)	155.0
Total	3,085.6	1,460.6	2,054.3	(183.4)	(122.9)	(0.7)	6,293.5

Payments on account	1.1	1.0

Net carrying amounts:

	Balance at January 1, 2023	Balance at December 31, 2023

	US $ in millions	US $ in millions
Vessels	4,409.9	3,757.9
Payments on account, net		1.0
	4,409.9	3,758.9

Containers and equipment	1,241.7	792.9
Payments on account, net	1.1
	1,242.8	792.9

Computer systems and
communication equipment	20.2	9.7
Other property and equipment	78.3	75.5
	98.5	85.2
Total	5,751.2	4,637.0

(*) Including right-of-use assets (see also Note 8).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	Vessels, containers, equipment and other tangible assets (cont'd) (*)

Cost:
	Balance at January 1, 2022	Additions	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2022

	US $ in millions
Vessels	4,192.2	2,449.0		71.5		6,712.7
Containers and equipment	1,870.4	115.0	(60.8)	(33.8)		1,890.8
Computer systems and
communication equipment	52.0	8.5	(7.1)	7.5	(0.5)	60.4
Other property and equipment	137.4	40.0	(3.3)		(2.3)	171.8
Total	6,252.0	2,612.5	(71.2)	45.2	(2.8)	8,835.7

Depreciation and impairment charges:
	Balance at January 1, 2022	Depreciation	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2022

	US $ in millions
Vessels	1,259.3	1,204.4		(160.9)		2,302.8
Containers and equipment	582.2	155.4	(52.6)	(35.9)		649.1
Computer systems and
communication equipment	40.1	7.5	(7.1)		(0.3)	40.2
Other property and equipment	80.4	17.5	(3.0)		(1.4)	93.5
Total	1,962.0	1,384.8	(62.7)	(196.8)	(1.7)	3,085.6

Payments on account	102.5	1.1

Net carrying amounts:

	Balance at January 1, 2022	Balance at December 31, 2022
	US $ in millions	US $ in millions
Vessels	2,932.9	4,409.9
Payments on account, net	24.9
	2,957.8	4,409.9

Containers and equipment	1,288.2	1,241.7
Payments on account, net	77.6	1.1
	1,365.8	1,242.8

Computer systems and
communication equipment	11.9	20.2
Other property and equipment	57.0	78.3
	68.9	98.5
Total	4,392.5	5,751.2

(*) Including right-of-use assets (see also Note 8).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Intangible assets

Cost:

	Balance at January 1, 2023	Additions	Disposals	Effect of movements in exchange rates	Balance at December 31, 2023

	US $ in millions
Goodwill	9.6			(0.5)	9.1
Software (mostly development costs)	238.8	29.9		(0.3)	268.4
Other intangible assets	4.5				4.5
Total	252.9	29.9		(0.8)	282.0

Amortization and impairment charges:

	Balance at January 1, 2023	Amortization	Impairment	Effect of movements in exchange rates	Balance at December 31, 2023

	US $ in millions
Goodwill			9.1		9.1
Software (mostly development costs)	155.9	11.1		(0.3)	166.7
Other intangible assets	4.1	0.1			4.2
Total	160.0	11.2	9.1	(0.3)	180.0

Net carrying amounts:

	Balance at January 1, 2023	Balance at December 31, 2023
	US $ in millions	US $ in millions

Goodwill	9.6
Software (mostly development costs)	82.9	101.7
Other intangible assets	0.4	0.3
Total	92.9	102.0

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Intangible assets (cont'd)

Cost:

	Balance at January 1, 2022	Additions	Effect of movements in exchange rates	Balance at December 31, 2022

	US $ in millions
Goodwill	6.3	4.0	(0.7)	9.6
Software (mostly development costs)	211.6	27.3	(0.1)	238.8
Other intangible assets	4.5			4.5
Total	222.4	31.3	(0.8)	252.9

Amortization and impairment charges:

	Balance at January 1, 2022	Amortization	Effect of movements in exchange rates	Balance at December 31, 2022

	US $ in millions
Goodwill
Software (mostly development costs)	145.6	10.4	(0.1)	155.9
Other intangible assets	3.0	1.1		4.1
Total	148.6	11.5	(0.1)	160.0

Net carrying amounts:
	Balance at January 1, 2022	Balance at December 31, 2022

	US $ in millions	US $ in millions

Goodwill	6.3	9.6
Software (mostly development costs)	66.0	82.9
Other intangible assets	1.5	0.4
Total	73.8	92.9

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Impairment test

For the purpose of IAS 36, further to the continuing increase in its vehicle shipping services activities, the Company concluded that its operating assets are grouped into two cash-generating units (CGUs), Container shipping services and Vehicle shipping services.

Further to the volatile market terms, as well as the prolonging decrease in its market capitalization value, the Company tested both of its CGUs for impairment as of September 30, 2023 and recorded in the third quarter of 2023 an impairment loss in respect of its CGU of Container shipping services in a total amount of US$ 2,063.4 million, as detailed below.

Impairment test as of September 30, 2023:

The Company estimated the recoverable amount of both of its CGUs on the basis of value-in-use, using the discounted cash flow (DCF) method.

The Company’s projections were estimated for the period ended on June 30, 2028 and a representative terminal year intended to reflect a long-term steady state. The key assumptions regarding both CGUs are set forth below:

•	Detailed cash flows for the abovementioned period, based upon the Company’s business plans.

•	Freight rates: expected to be further affected by industry’s supply and demand dynamics, as well as by macroeconomic trends and uncertainties.

•	Carried volume: expected to increase over the projected period, in accordance with the Company’s fleet structure and business plans.

•	Bunkering costs: according to the future price curves of fuel and liquefied natural gas (LNG).

•	Charter hire rates: according to contractual rates in effect as of the assessment date, and estimated market rates for future renewals.

•	Post tax discounting rate of 12.5%.

•	Long-term nominal growth rate of 2.5%.

•	Tax payments in accordance with the Company’s corporate tax rate of 23%.

Impairment test results:

The impairment test for the CGU of the Vehicle shipping services resulted with no impairment to be recorded, as its recoverable amount exceeded its carrying amount.

The impairment test for the CGU of the Container shipping services resulted with an impairment loss in a total amount of US$ 2,063.4 million, which was allocated to the related assets, based on their carrying amount and limited to their individual estimated fair value, net of disposal costs.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Impairment test (cont’d)

Fair value of individual assets was estimated using several methods. Right of use assets of vessels and containers were estimated based on the cashflow approach, considering estimated lease and discounting rates. The market approach and the cost approach were used to estimate owned vessels and containers, as well as intangibles and other tangible assets.

The impairment loss as of September 30, 2023 was allocated as detailed below:

	US $ in millions	Income statement line item
Vessels (*)	1,598.7	Impairment of assets
Containers and handling equipment (*)	391.8	Impairment of assets
Other tangible assets (*)	63.8	Impairment of assets / Other operating expenses (**)
Goodwill	9.1	Impairment of assets
	2,063.4

(*) Including right-of-use assets.
(**) Impairment loss in the amount of US$ 28.5 million was included in Other operating expenses.

The Company believes that the assumptions used in its analysis are reasonable and appropriate, considering past experience and current market trends and expectations. However, by nature, such assumptions are subject to significant uncertainties and there can be no assurance that the Company’s assumptions will materialize, or whether freight rates, charter rates and bunker costs will increase or decrease by any significant degree.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	Leases

The Group is engaged in multiple lease arrangements for vessels and containers, supporting its operating activities, as well as for buildings, vehicles, IT equipment and other tangible assets. Such lease arrangements (some of which include options for extension and / or purchase of the underlying asset) are characterized by large-scale, frequent and recurring engagements at common market terms.

(a)	Right-of-use-assets

		Containers and	Buildings, vehicles and other
	Vessels	equipment	tangible assets	Total
	US $ in millions
Balance as at January 1, 2023	3,967.3	380.0	58.0	4,405.3
Additions	2,432.4	1.0	19.5	2,452.9
Depreciation	(1,299.0)	(64.5)	(15.6)	(1,379.1)
Impairment	(1,417.3)	(21.1)	(43.0)	(1,481.4)
Other (*)	(70.1)	(11.9)	30.3	(51.7)
Balance as at December 31, 2023	3,613.3	283.5	49.2	3,946.0

		Containers and	Buildings, vehicles and other
	Vessels	equipment	tangible assets	Total
	US $ in millions
Balance as at January 1, 2022	2,720.2	458.6	47.6	3,226.4
Additions	2,184.6		22.5	2,207.1
Depreciation	(1,170.0)	(80.5)	(18.4)	(1,268.9)
Other (*)	232.5	1.9	6.3	240.7
Balance as at December 31, 2022	3,967.3	380.0	58.0	4,405.3

(*) Mainly modifications see also Note 5.

(b)	Maturity analysis of the Group's lease liabilities

	As at December 31
	2023	2022
	US $ in millions
Less than one year	1,644.7	1,380.8
One to five years	2,308.2	2,652.8
More than five years	935.9	125.9
Total	4,888.8	4,159.5
The Group’s lease liabilities are mostly denominated in USD, discounted by interest rates with weighted average of 8.1% (7.7% as at December 31, 2022).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	Leases (cont'd)

(c)	Amounts recognized in profit or loss

	2023	2022
	US $ in millions
Interest expenses related to lease liabilities	370.0	206.0
Expenses relating to short-term leases:
Vessels	27.3	101.6
Containers	23.6	34.3

(d)	Amounts recognized in the statement of cash flows

	2023	2022
	US $ in millions

Cash outflow related to lease liabilities	2,063.0	1,564.1

(e)	For further details regarding the Company’s obligations in respect of commitment to future leases and other leases not accounted as a lease liability as of December 31, 2023, see Note 26.

9	Trade and other receivables

(a)	Carrying amounts

	2023	2022
	US $ in millions

Non-current other receivables	97.9	112.1

Current trade and other receivables

Trade receivables	404.9	671.5

Other receivables
Insurance recoveries (see also Note 16)	30.6	23.9
Government institutions	27.4	11.9
Prepaid expenses	34.0	24.9
Other receivables (*)	99.6	93.5
	191.6	154.2

	596.5	825.7

(*) As at December 31, 2023, mainly includes receivables related to vessel owners and interest receivables. The Group’s exposure to credit and market risks is disclosed in Note 29.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Trade and other receivables (cont'd)

(b)	Factoring arrangements

(i)
In August 2019, the Company entered into a revolving arrangement with a financial institution, for the recurring sale of portion of receivables, designated by the Company. The sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9 (Financial Instruments).

As at December 31, 2023 and 2022, no amounts were withdrawn under this arrangement. Following the reporting date, the agreement was renewed for additional period ending February 2025.

(ii)
In June 2023 the Company (and its wholly owned digital freight forwarded subsidiary, Ship4WD) entered into an agreement with a factoring service provider, for the recurring sale of receivables, as part of the Company's initiatives to provide its customers with additional services, including trade credit. The sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9.

(c)	Credit line to an investee

In January 2023, the Company entered into a transaction with the above mentioned factoring service provider (see section b(ii)), according to which the Company made an equity investment in this entity and agreed to provide it a three-year revolving credit facility, secured by account receivables, of approximately US$100 million. According to the terms, the Company will be entitled to exercise warrants to preferred shares of the factoring service provider, in tranches based on amounts drawn. In October 2023, the factoring service provider drew under this arrangement an amount of US$ 1 million.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	Other investments

	2023	2022
	US$ in millions
Non-current investments
Financial instruments at fair value through other comprehensive income (*)	893.3	1,358.4
Financial assets at fair value through profit or loss (*)	10.7	11.2
Other	4.7	3.6
	908.7	1,373.2

Current investments
Bank deposits and other financial assets at amortized cost	12.4	2,017.4
Financial assets at fair value through profit or loss (*)	0.5	0.7
Financial instruments at fair value through other comprehensive income (*)	861.2	215.0
	874.1	2,233.1

(*) See also Note 29 in respect of the Group’s exposure to credit, currency, interest rate and fair value risks related to investments.

Bank deposits at amortized costs bare average interest of 1.3% (2022: 5.1%) and mature in 2024. Debt securities at fair value through other comprehensive income bare average interest of 4.2% (2022: 3.3%) and mature in a weighted average of 1.5 years.

11	Cash and cash equivalents

	2023	2022
	US $ in millions

Bank balances and cash in hand	284.6	372.7
Demand deposits	201.0	649.4
Money market funds	435.9
	921.5	1,022.1

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Capital and reserves

(a)	Share capital

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

In February 2021, the Company completed its initial public offering of 15,000,000 ordinary shares (including shares issued upon the exercise of the underwriters’ option), at an offering price of US$ 15.00 per share, for gross consideration of $225 million ($204 million, after deducting underwriting discounts and commissions and other offering costs). Accordingly, these financial statements reflect the abovementioned share split in all presented periods.

	2023	2022

Number of ordinary shares (issued and paid up):
Balance at the beginning of the year	120,149,921	119,743,188
Exercise of share options (cashless)	136,706	406,733
Balance at the end of the year	120,286,627	120,149,921

As at December 31, 2023 the authorized share capital is comprised of 350,000,001 ordinary shares, with no par value. The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at meetings of the Company. All shares rank equally in respect to interests in the Company, including in respect to the Company’s residual assets, except as disclosed in (b) below.

In respect of dividends distributed by the Company to its shareholders, see Note 1(ii)(g).

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Capital and reserves (cont'd)

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

During 2021, further to prior approvals of the Company’s Compensation committee, Audit committee and Board of Directors, and concurrently with the consummation of the Company’s initial public offering, the Company granted a senior member of the Company’s Management with options exercisable to its ordinary shares, according to the below terms:

Grant date	Number of instruments	Instrument terms	Vesting Terms	Contractual life
January 27, 2021	546,822	Each option is exercisable into one ordinary share on a cash-less basis.	25% of the options shall vest upon the first anniversary of the grant date with the remaining options vesting in equal quarterly portions over the following three years period.	5 years

During 2023 and 2022 the Board of Directors (and when applicable, the General meeting of the Company’s shareholders) approved grants of share options to officers, directors and employees, as detailed below:

Grant Date	Number of instruments	Instrument terms	Vesting terms	Contractual life
March 2022 May 2022 August 2022 August 2023	1,727,443 490,662 107,110 80,868	Each option is exercisable into one ordinary share on a cash-less basis.	These options shall vest upon the first, second, third and fourth anniversary, in four equal instalments of 25% each.	5 years

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Capital and reserves (cont'd)

The weighted average of options’ fair value, measured using the Black & Scholes model, and the related measurement inputs used, were as below:

Granted in	January 2021	March 2022	May 2022	August 2022	August 2023
Fair Value	UDS 5.32	USD 29.72	USD 26.30	USD 25.07	USD 7.06
Share price on grant date	USD 15.00	USD 68.94	USD 55.63	USD 51.86	USD 14.26
Exercise price	USD 15.00	USD 68.37	USD 51.37	USD 47.78	USD 13.84
Expected volatility	40.2%	47.3%	48.4%	48.9%	50.1%
Expected life	5 years	5 years	4.9 years	5 years	5 years
Expected dividends (*)	0%	0%	0%	0%	0%
Risk-free interest rate	0.46%	1.7%	3.0%	3.0%	4.3%

(*) Options’ exercise price is adjusted in respect of dividend distributions.

Reconciliation of outstanding share options

	2023		2022		2021
	Issuable shares	Weighted average exercise price	Issuable shares	Weighted average exercise price	Issuable shares	Weighted average exercise price
Outstanding at the beginning of the period	2,461,430	37.05	714,322	8.04	4,990,000	1.00
Granted during the year	80,868	13.84	2,325,215	65.34	546,822	15.00
Exercised during the year	(136,706)		(406,733)	0.00	(4,822,500)	0.75
Forfeited during the year	(166,805)		(171,374)
Outstanding at the end of the period	2,238,787	32.36	2,461,430	37.1	714,322	8.04

Exercisable at the end of the period	513,115	11.74			167,500	0.00

The weighted average contractual life of the outstanding options as of December 31, 2023 was 3.21 years.

During the year ended December 31, 2023, 2022 and 2021, the Company recorded expenses related to share-based compensation arrangements (including in respect of accelerated vesting of options) of US$ 17.6 million, US$ 25.8 million and US$ 20.8 million, respectively.

Following the balance sheet date, the Board of Directors approved grants to officers and employees in a total of 43,160 share options.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Capital and reserves (cont'd)

(d)	Earnings (Loss) per share

Basic and diluted earnings (loss) per share

	2023	2022	2021
	US $ in millions
Profit (loss) attributable to ordinary shareholders used to calculate basic and diluted earnings per share (US $ in millions)	(2,695.6)	4,619.4	4,640.3

Number of outstanding shares at the beginning of the period used to calculate basic earnings per share	120,149,921	119,910,688	100,000,000
Effect of shares issued			13,712,329
Effect of share options	63,110	101,687	1,393,175

Weighted average number of ordinary shares used to calculate basic earnings per share	120,213,031	120,012,375	115,105,504

Effect of share options		432,514	3,828,219

Weighted average number of ordinary shares used to calculate diluted earnings per share	120,213,031	120,444,889	118,933,723

In the year ended December 31, 2023, options for 2,238,787 ordinary shares, granted to officers, directors and employees (see also above) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Loans and other liabilities

This Note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see Note 29.

(a)	The loans and other liabilities are as follows:

	2023	2022
	US$ in millions
Non-current liabilities
Loans from financial institutions	15.0	25.0
Other loans and liabilities	47.1	53.2
Derivative instrument	11.5	13.7
	73.6	91.9

Current liabilities
Current portion of loans from financial institution	10.0	10.0
Current portion of other loans and liabilities	6.2	33.1
	16.2	43.1

Short-term borrowings	32.0	53.0
	48.2	96.1

See Note 29 with respect to the contractual maturities of financial liabilities and the Group’s exposure to interest rate risk. See also Note 8(b) with respect to lease liabilities.

Securing assets

As security for certain long-term bank loans and other long-term loans and liabilities, liens have been registered on certain assets, including the insurance rights and the generated revenues related to such assets.

(b)	Terms and debt repayment schedule

Terms and conditions of outstanding loans are as follows:

	December 31, 2023
		Effective	Year of		Carrying
	Currency	interest (1)	Maturity	Face value	Amount
				US $ in millions
Long-term loans	US$	6.6% (2)	2025-2030	77.0	77.0
Long-term liabilities	US$		2024-2032	12.8	12.8
Short-term credit from banks	US$	6.6%	2024	32.0	32.0
				121.8	121.8

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Loans and other liabilities (cont'd)

	December 31, 2022
		Effective	Year of		Carrying
	Currency	interest (1)	maturity	Face value	amount
				US $ in millions
Long-term loans	US$	7.6% (2)	2023-2030	119.4	119.4
Long-term liabilities	US$		2023-2032	15.6	15.6
Short-term credit from banks	US$	5.9%	2023	53.0	53.0
				188.0	188.0

See also Note 8(b) with respect to lease liabilities.

(1)
The effective interest rate is the rate that discounts estimated future cash payments or receipts through the contractual life of the financial instrument to its net carrying amount, and it does not necessarily reflect the contractual interest rate.

(2)	Weighted average.

(c)	Financial covenants

As at December 31, 2023, the Company complies with all its covenants. According to these Consolidated Financial Statements, the Company’s liquidity, as defined in the related agreements, amounts to US$ 2,676.9 million (Minimum Liquidity required is US$ 250 million).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Loans and other liabilities (cont'd)

(d)	Movement in liabilities deriving from financing activities

	Loans and other liabilities		Lease liabilities
Balance as at January 1, 2023	188.0		4,159.5

Changes related to financing cash flows:
Repayment of borrowings and
lease liabilities	(21.2)		(1,691.9)
Change in short-term loans	(21.0)

Additional leases			2,453.0
Modifications			(28.0)
Other changes	(24.0	)(*)	(3.8)

Balance as at December 31, 2023	121.8		4,888.8

(*) Mainly related to expiration of repurchase options in a sale and lease-back transactions accounted as a secured borrowing (see also Note 24(b)).

	Loans and other liabilities	Lease liabilities
Balance as at January 1, 2022	251.5	3,071.7

Changes related to financing cash flows:
Receipt of long-term loans and other
long-term liabilities	59.2
Repayment of borrowings and
lease liabilities	(92.2)	(1,357.2)
Change in short-term loans	(53.5)

Additional leases		2,207.0
Modifications		241.2
Other changes (*)	23.0 (*)	(3.2)

Balance as at December 31, 2022	188.0	4,159.5

(*) Mainly includes discount amortization, adjustments in respect of estimated cashflows and accrual of PIK interest.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Employee benefits

(a)	Composition

	2023	2022
	US $ in millions

Present value of obligations (see section (f) below)	54.1	52.9
Fair value of the plan assets (see section (f) below)	(27.1)	(26.8)
Recognized liability for defined benefit obligations	27.0	26.1
Termination benefit-liability for early retirement	4.7	6.6
Other long-term benefits	14.4	12.5
Total non-current	46.1	45.2
Presented as current liabilities:
Liability for annual leave	11.8	9.0
Current portion of liability for early retirement	2.3	2.8
Total current (Note 15)	14.1	11.8

Total employee benefits	60.2	57.0

(b)	Defined contribution pension plans

According to the Israeli Severance Pay Law - 1963, an employee who is dismissed, or who reaches the retirement age, is entitled to severance payments, in a sum equal, in essence, to 8⅓% of his last monthly salary multiplied by the actual months of employment (hereinafter – “Severance Obligation”). With respect to some of its employees, the Group makes such payments replacing its full Severance Obligation regarding those employees and, therefore, treats those payments as if they were payments to a defined contribution pension plan. With respect to most of the other employees, the Group makes such payments replacing only (6%)/(8⅓%) of the respective Severance Obligation. Therefore, the Company treats those payments as payments to a defined contribution pension plan and treats the remainder (2⅓%)/(8⅓%) as payments to a defined benefit pension plan. The Group’s payments in respect of the above-mentioned, as well as in respect of other defined contribution plans, during the years ended December 31, 2023, 2022 and 2021, were US$12.5 million, US$11.8 million and US$9.7 million, respectively.

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

The reserves in severance pay funds include accrued linkage differentials (for Israeli CPI), interest accrued and are deposited in banks and insurance companies.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Employee benefits (cont'd)

(ii)	Group retirees receive, in addition to the pension payments, benefits which consist mainly of a periodical holiday gifts and reduced- cost vouchers. The Group’s liability in respect of these benefits accumulates during the employees’ service period. The contractual costs are in respect of the post-employment period, based on an actuarial calculation for existing retirees and for the serving employees entitled to this benefit according to their contractual retirement age.

(d)	Other long-term employee benefits

(i)	Provision for annual absence

Under labour agreements, employees retiring on pension are entitled to certain compensation in respect of unutilised annual absence. The provision was measured based on actuarial calculations. The actuarial assumptions applied include those noted in section (g) below, as well as assumptions based on the Group’s experience according to the likelihood of payment of annual absence pay at retirement age.

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

(f)	Movement in the present value of the defined benefit pension plan obligation

	2023	2022
	US $ in millions

Defined benefit obligation at January 1	52.9	70.7
Benefits paid by the plan	(3.4)	(4.4)
Current service cost and interest	4.7	5.3
Foreign currency exchange changes in plan measured in a
currency different from the entity’s functional currency	(1.0)	(7.0)
Actuarial losses (gains) recognized in other comprehensive income	0.9	(11.7)
Defined benefit obligation at December 31	54.1	52.9

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Employee benefits (cont'd)

	2023	2022
	US $ in millions

Fair value of plan assets at January 1	26.8	31.1
Contribution paid by the Group	0.8	2.1
Benefits paid by the plan	(1.7)	(2.0)
Return on plan assets	1.1	0.8
Foreign currency exchange changes in plan measured in a currency
different from the entity's functional currency	(0.7)	(2.5)
Actuarial gains (loss) recognized in other comprehensive income	0.8	(2.7)
Fair value of plan assets at December 31	27.1	26.8

Plan assets composition

	2023	2022
	US $ in millions

Equity instruments	9.1	8.5
Debt instruments	12.4	12.8
Cash and deposits	2.7	2.4
Other	2.9	3.1
	27.1	26.8

(g)	Actuarial assumptions
The main actuarial assumptions at the reporting date are detailed below:

(i)	Annual resignation and dismissal rates were determined on the basis of the past experience of the Group.

(ii)	Assumptions regarding future benefits growth were made based on the Group's experience and management's assessments.

(iii)	Assumptions regarding future mortality are based on published statistics and mortality tables

(iv)	The relevant discount rates are as follows:

	2023	2022	2021
Early retirement	4.4%-6.0%	4.7%-4.8%	1.0%-1.2%
Annual absence	5.5%-5.8%	5.1%-5.2%	2.6%-2.9%
Tuition fees	4.7%-5.4%	4.8%-5.0%	1.6%-2.2%
Defined benefit plan	3.7%-5.7%	3.8%-5.3%	0.7%-3.3%

(v)

The overall long-term annual rate of return on assets applied in 2023, 2022 and 2021 ranged between 3.7%-5.7%, 2.6%-5.1% and 0.9%-2.9%, respectively. The long-term annual rate of return addresses the portfolio as a whole, based exclusively on historical returns, without adjustments.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Employee benefits (cont'd)

(h)	As at December 31, 2023, the weighted average duration of the defined benefit obligation was 9 years (as at December 31, 2022 - 9 years). In 2024, the Group expects to pay approximately US$ 0.6 million in contributions to the funded defined benefit pension plan.

(i)

The Company’s Board of Directors approved compensation plans for the Company's employees and management (the "Plans"), payable as cash bonuses, in respect of each of the years 2023, 2022 and 2021. The payment of cash bonuses under the Plans was subject to the satisfaction of certain pre-conditions, such as profitability and minimum EBITDA, while the actual bonus payable to each participant under the Plans is based on each participant's meeting of certain key performance indicators (determined based on the overall performance of the Company and the individual performance of each participant). The accrual for bonuses is presented within the current liabilities.

(j)

In 2020, the Company's Board of Directors approved the adoption of the 2020 share incentive plan, pursuant to which the Company may grant share-based awards. The Company’s Board of directors further approved the reservation of a maximum aggregate number of 1,000,000 ordinary shares of the Company, which shall be available for issuance under its Share Option Plans. On March 9, 2022, the Board of directors approved an increase of the number of shares available for issuance by an additional 3,200,000 ordinary shares.

In respect of options to purchase ordinary shares, granted further to the above-mentioned plans, see Note 12(c).

15        Trade and other payables

	2023	2022
	US $ in millions

Trade payables	414.6	427.2

Other payables
Salaries and related payables	17.3	82.3
Provision for annual leave and early retirement (see Note 14(a))	14.1	11.8
Government institutions	15.5	291.2
Accrued interest	3.9	5.3
Accrued expenses	54.6	43.7
Advances from customers and others	9.5	11.5
Payables and other credit balances	36.9	23.2
	151.8	469.0

	566.4	896.2

All of the trade and other payables are contractual to be settled within one year or are repayable on demand.

The Group's exposure to currency, liquidity and market risks related to trade and other payables is disclosed in Note 29.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	Provisions

Provisions are mostly recorded in respect of legal and insurance claims.

2023
US $ in millions
Balance at the beginning of the year	50.2
Provisions added during the year	22.1
Provisions utilized during the year	(8.0)
Provisions reversed during the year	(3.6)
Balance at the end of the year	60.7

Legal claims
For legal matters addressed against the Group, see Note 27.

Claims covered by insurance
Claims covered by insurance represent mainly claims for damage to customers’ cargo that was shipped at the responsibility of the Company. The Company has agreements with insurance companies that indemnify it in respect of such damages (other than the deductible amounts provided in the insurance agreements). Regarding assets that were recognized in respect thereto, see Note 9, insurance recoveries.

17	Income from voyages and related services

Revenues generated throughout the Group’s global network, are disaggregated as follows:

	2023	2022	2021
	US $ in millions
Freight revenues from containerized cargo:
Pacific	1,779.1	5,504.2	5,278.8
Cross-Suez	491.3	1,528.5	1,254.2
Atlantic	636.3	1,231.3	960.8
Intra-Asia	616.6	1,945.9	1,714.6
Latin America	425.0	742.3	490.3
	3,948.3	10,952.2	9,698.7

Freight revenues from non-containerized cargo (mostly related to vehicle shipping services)	534.5	308.4	83.9

Other revenues (*)	679.4	1,301.0	946.1
	5,162.2	12,561.6	10,728.7

(*) Mainly related to demurrage and value-added services.

See also Notes 3(j) and 3(m).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	Operating expenses and cost of services

	2023	2022	2021
	US $ in millions
Wages, maintenance and other vessel operating costs	31.8	34.5	14.3
Expenses relating to fleet equipment
(mainly containers and chassis)	31.5	29.1	28.1
Bunker and lubricants	1,098.8	1,434.8	739.8
Insurance	21.5	15.2	11.5
Expenses related to cargo handling	1,671.4	1,981.6	1,879.9
Port expenses	500.7	359.0	255.5
Agents' salaries and commissions	209.5	261.1	238.8
Cost of related services and sundry	216.9	216.1	170.9
Slots purchase and hire of vessels	79.4	398.8	530.5
Hire of containers	23.6	34.3	36.6
	3,885.1	4,764.5	3,905.9

19	Other operating income

	2023	2022	2021
	US $ in millions

Capital gain, net	10.9	42.7	8.7
Sundry	3.5	6.2	5.8
	14.4	48.9	14.5

20	Other operating expenses

	2023	2022	2021
	US $ in millions

Impairment loss (see Note 7)	28.5
Sundry	0.8	0.9	1.0
	29.3	0.9	1.0

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	General and administrative expenses

	2023	2022	2021
	US $ in millions

Salaries and related expenses	185.5	238.8	193.0
Office equipment and maintenance	25.2	22.1	15.1
Depreciation and amortization	22.0	26.0	22.9
Consulting and legal fees	19.8	22.4	19.9
Travel and vehicle expenses	3.8	5.7	2.0
Other	24.4	23.3	14.8
	280.7	338.3	267.7

22	Personnel expenses

	2023	2022	2021
	US $ in millions

Salaries and related expenses included in:
Operating expenses and cost of services	242.8	250.9	218.3
General and administrative	185.5	238.8	193.0
	428.3	489.7	411.3

23	Depreciation and amortization expenses

	2023	2022	2021
	US $ in millions

Cost of voyages and related services:
Depreciation	1,449.8	1,370.3	756.3
General and administrative	22.0	26.0	22.9
	1,471.8	1,396.3	779.2

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Finance income and expenses

(a)	Finance income

	2023	2022	2021
	US $ in millions

Interest income on debt instruments measured at amortized cost	64.2	60.1	7.0
Interest income on debt instruments at fair value through other comprehensive income	78.0	24.0	0.3
Net foreign currency exchange rate differences		46.8	11.5
	142.2	130.9	18.8

(b)	Finance expenses

	2023	2022	2021
	US $ in millions

Interest expenses	380.8	224.8	168.9
Adjustments to financial liabilities in respect of
cashflows and repayments (*)	46.0	5.1	3.9
Losses reclassified to profit or loss on derecognition of debt instruments at fair value through other comprehensive income	13.6	2.6
Net foreign currency exchange rate differences	1.2
Impairment losses on trade and other receivables	5.1	6.9	2.8
	446.7	239.4	175.6

(*)  In 2023, further to an expiration of related repurchase options, the Company concluded that certain vessels, which were previously subject to a sale and lease back transaction accounted as a secured borrowing, will be redelivered on lease maturity. Accordingly, the Company recorded US$ 46 million as a financial expense for remeasurement of the related liability (and US$ 21 million as a capital loss for derecognizing such liability and the related vessels, all with no cash impact).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Income tax

(a)	Measurement of results for tax purposes

The Company measures its results for tax purposes in United States dollar, as stipulated by the relevant regulations.
The Company and its Israeli subsidiaries are taxed under the Israeli Income Tax ordinance – 1961, for which the relevant tax rate during the years 2021-2023 is 23%.
Non-Israeli subsidiaries are taxed under the laws in their countries of residence.

Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. The legislation will be effective for the Group’s financial year beginning January 1, 2024. The Group is in scope of the enacted or substantively enacted legislation and has performed an assessment of the Group’s potential exposure to Pillar Two income taxes. This assessment is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities of the Group. Based on the assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. Although, there is a limited number of jurisdictions where the Transitional Safe Harbour relief does not apply, the Group does not expect any material potential exposure to Pillar Two Top-Up Taxes, given the status of Pillar Two legislation adoption in the jurisdictions in which the group operates.

	2023	2022	2021
	US $ in millions
Current tax expenses
Current year	26.0	1,360.4	892.8
Taxes in respect of previous years	2.5	(2.6)	(2.0)
	28.5	1,357.8	890.8

Deferred tax expenses
Origination and reversal of temporary differences	(156.1)	40.5	119.6
Total income taxes in income statements	(127.6)	1,398.3	1,010.4

(b)	Reconciliation of effective tax rate

The reconciliation is based on the Company’s domestic tax rate.

	2023	2022	2021
	US $ in millions

Profit (loss) for the year	(2,687.9)	4,629.0	4,649.1
Income taxes	(127.6)	1,398.3	1,010.4
Profit (loss) excluding income taxes	(2,815.5)	6,027.3	5,659.5

Income tax using the domestic corporation tax rate	(647.6)	1,386.3	1,301.7
Current year losses and other temporary differences
for which no deferred tax asset was recognized	488.7	2.3
Utilization of carried forward tax losses for which no
deferred tax assets were recognized			(287.5)
Effect of tax rates in foreign jurisdictions	7.4	0.4	1.2
Non-deductible expenses	5.8	7.3	5.9
Effect of different tax rates on specific gains	15.2	3.8	(7.6)
Effect of share of profits of associates	1.8	0.2	(0.9)
Other	1.1	(2.0)	(2.4)
	(127.6)	1,398.3	1,010.4

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Income tax (Cont’d)

(c)	Deferred tax assets and liabilities
(i)	Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2023	2022	2023	2022	2023	2022
	US $ in millions

Fixed assets (including right of
use assets) (*)			(428.9)	(955.9)	(428.9)	(955.9)
Financial Instruments and	405.0	783.7			405.0	783.7
Employee benefits	13.4	12.9			13.4	12.9
Tax losses carry-forwards	0.4	6.8			0.4	6.8
Other items	6.6	3.4			6.6	3.4

Net deferred tax assets
(liabilities)	425.4	806.8	(428.9)	(955.9)	(3.5)	(149.1)

Net deferred tax assets
recognized in the statement
of the financial position					2.6	2.3
Net deferred tax liabilities
recognized in the statement
of the financial position					(6.1)	(151.4)
					(3.5)	(149.1)

(*)	In accordance with Israeli Income Tax Regulations, the Group is entitled to deduct depreciation for vessels and related equipment at a higher rate than recorded in its financial statements.

(ii)	Unrecognized deferred tax assets

On December 31, 2023 the group had carry forward tax losses in the amount of US$ 1,003 million (2022: US$ 90 million, 2021: US$ 102 million).

Deferred tax assets in the amount of US$ 483 million at December 31, 2023 (2022: US$ 14 million, 2021: US$ 15 million) have not been recognized in respect of the tax losses and other temporary differences, since it is not probable that future taxable profits will be available against which the Group can utilize the benefits therefrom. Under existing Israeli tax laws, there is no time limit for utilizing tax losses.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Income tax (Cont’d)

(d)	Movement in deferred tax assets and liabilities during the year

	Fixed assets (including right of use assets)	Financial Instruments and lease liabilities	Employee benefits	Accumulated tax losses	Other items	Total
	US $ in millions
Balance at January 1, 2023	(955.9)	783.7	12.9	6.8	3.4	(149.1)
Recognized in profit or loss	527.0	(368.2)	0.5	(6.4)	3.2	156.1
Recognized in other
comprehensive income		(10.5)				(10.5)
Balance at December 31, 2023	(428.9)	405.0	13.4	0.4	6.6	(3.5)

	Fixed assets (including right of use assets)	Financial Instruments and lease liabilities	Employee benefits	Accumulated tax losses	Other items	Total
	US $ in millions
Balance at January 1, 2022	(637.8)	493.1	17.6	9.0	(0.4)	(118.5)
Recognized in profit or loss	(318.1)	280.3	(4.3)	(2.2)	3.8	(40.5)
Recognized in other
comprehensive income		10.3	(0.4)			9.9
Balance at December 31, 2022	(955.9)	783.7	12.9	6.8	3.4	(149.1)

(e)	Tax assessments

The tax assessments of the Company through (and including) the year 2020 are considered to be final.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	Commitments

Commitments are mainly in respect of committed future leases, short-term leases, purchase obligations and other service charges (mainly denominated in United States dollar).

As at December 31, 2023, the projected future payments are as follows:

	Related party	Other	Total
	US $ in millions
2024	94.0	674.7	768.7
2025	42.7	553.0	595.7
2026	42.7	513.1	555.8
2027	42.7	468.0	510.7
2028 and thereafter	181.4	2,584.3	2,765.7
	403.5	4,793.1	5,196.6

The above schedule includes the Company’s commitments in respect of the following agreements:

(a) In February 2021, the Company entered into a strategic agreement with Seaspan, for a twelve-year charter of ten 15,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, to be deployed on the Company’s Asia-US East Coast Trade. As of December 31, 2023, the remaining three vessels are schedule to be delivered by the second quarter of 2024.

(b) In July 2021, the Company entered into an additional strategic agreement with Seaspan, for a twelve-year charter of ten 7,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, with an option for additional five of such vessels which was later exercised, to be deployed across the Company’s various global-niche trades. As of December 31, 2023, the remaining twelve vessels are schedule to be delivered by the end of 2024.

(c) In January 2022, the Company entered into an agreement with a related-party shipping company for an eight-year charter of three 7,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, scheduled to be delivered during the first half of 2024.

(d) In February 2022, the Company entered into an agreement with Navios Maritime Partners L.P. for chartering a total of thirteen container vessels for a term of approximately five years. The agreement includes eight 5,300 TEU newbuild vessels, seven remaining of which as of December 31, 2023, are schedule to be delivered by the end of 2024.

(e) In March 2022, the Company entered into an agreement with MPC Container Ships ASA and MPC Capital AG, for chartering of six 5,500 TEU newbuild vessels for a period of seven years. As of December 31, 2023, the remaining four vessels are schedule to be delivered by the third quarter of 2024.

(f) In August 2022, the Company announced a long-term agreement with Shell NA LNG, LLC for the purpose of supply marine liquefied natural gas (LNG). The agreement, committing the parties for a period of ten years, secures the supply of LNG for the ten 15,000 TEU LNG-fueled vessels to be deployed on the Asia - US East Coast trade (see also (a) above). In April and October 2023, the Company and Shell entered into amendments to this agreement, for the purpose of additional LNG supply in the course of 2023 and 2024, to align with the Company’s needs in respect of delivered and scheduled to be delivered vessels.

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

As at December 31, 2023, the total amount claimed with respect to legal matters, excluding those discloses below, as well as excluding claims in the ordinary course of business, which are covered by insurance (and in respect of which the Company has included a provision in the amount it is more likely than not to bear, based on past experience) is approximately US$ 24 million. Regarding the provision recognized in respect of legal matters, including insurance claims - see Note 16.

In addition, within the ordinary course of business, the Company and its subsidiaries provided guaranties, which as at December 31, 2023 amounted to approximately US$ 45 million.

(b)
During 2017, the Company was served, together with another defendant, with an application to the Central District Court in Israel to approve the filing of class action in Israel, related to alleged breaches of competition laws in respect of carriage of vehicles form South-East Asia to Israel. The applicants estimated the total damage caused to the class of plaintiffs at a total of NIS 403 million (approximately US$ 111 million) based on an expert opinion attached to the application, although it may not necessarily be correct and/or relevant to the Company. Management, based on legal advice, believes that it has good defense arguments for dismissing the application of the claim to be approved as a class action and it is more likely than not that such application will be dismissed.

(c)
During 2017, in one jurisdiction, courts ruled against shipping agencies operating in this jurisdiction in respect of alleged overcharging of local charges from customers, including a subsidiary of the Company. The shipping agencies (including the subsidiary) have appealed to the local Supreme Court against this ruling. The shipping agencies are conducting negotiations to achieve an out of court settlement.

(d)
During 2020, in a certain jurisdiction, a claim was filed against the Company, together with other carriers operating in that jurisdiction, regarding competition and commercial issues. The involved carriers jointly responded to the claim, as well as filed a motion for its dismissal which was later denied. Subsequently, the involved carriers have filed a motion for leave to file an appeal, while the hearing of this matter is progressing.

(e)
During 2020, in a certain jurisdiction, the Company was served with a demand letter alleging the use by the Company of confiscated property in another jurisdiction for which the potential plaintiffs are allegedly entitled to compensation. Management, based on legal advice, believes it is more likely than not that this matter, if materialized to an asserted claim, will be rejected.

(f)	In January 2022, an industry-related investigation involving a subsidiary of the Company was initiated in a certain jurisdiction. Since then, there were no significant updates relating to this matter.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	Contingencies (Cont’d)

(g)
In September 2022, a certain customer filed a complaint against the Company with the Federal Maritime Commission (FMC), alleging that the Company overly charged certain demurrage, detention and storage fees, in violation of the applicable regulation. The parties have submitted their evidence and arguments to the FMC and are waiting for the FMC’s ruling on this matter.

(h)
In September 2022, following communications between the parties, the Company was approached by a state regulator in a certain jurisdiction indicating that the Company did not meet the local environmental regulation. The Company and the regulator are conducting negotiations to settle this matter.

(i)
In June 2023, a local court accepted an appeal on the decision to exclude a wholly owned subsidiary of the Company from an industry-related competition law investigation, initiated in 2020, which consequently is expected to be re-launched. At this preliminary stage, based on the opinion of the Company’s legal advisors, the outcome of this matter cannot be assessed.

(j)
In December 2023, in one jurisdiction, the Company’s wholly owned subsidiary was approached by the local customs authorities with a request to provide information regarding voyages of the Company’s vessels to that jurisdiction, which included carriage of military cargo, in order to ascertain if the Company had all the necessary permits to carry such cargo to and from that jurisdiction. Simultaneously at that jurisdiction, a criminal complaint was filed against the Company, coupled with a request to appoint an investigating judge to investigate an alleged violation of local law by the Company by virtue of the Company arriving to that jurisdiction with military cargo on board.

At this preliminary stage, based on the opinion of the Company’s legal advisors, the outcome of these proceedings cannot be assessed.

(k)
The legal matters mentioned in sections (c), (d), (f), (i) and (j) above do not include a specific claimed amount, and/or, based on the Company’s legal advisors, the outcome of which, if any, can't be assessed in this preliminary stage. Those matters, based on their alleged claims, regardless of their validity and merits, may each result in a potential exposure of tens of millions of US dollars. However, the developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to significant level of uncertainty that cannot be reliably quantified at the reporting date.

(l)	Based on legal advice and management estimation, the Company included a provision in its financial statements in respect of amounts it is more likely than not to bear.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	Related parties

The Group’s transactions with related parties as detailed below are mainly comprised of compensation to directors and key-management personnel, transactions with associates and transactions with entities which are controlled by or under joint control of those which retain significant influence over the Company.

(a)	Associates:

(i)	Transactions:

			2023	2022	2021
	Note		US $ in millions

Other operating income	19		0.2	0.4	0.4

Operating expenses and cost of services	18		3.4	11.0	6.0

Finance income	24(a	)	0.2	0.1

(ii)	Balances:

		2023	2022
	Note	US $ in millions

Trade and other receivables	9	13.3	18.5

Trade and other payables	15	0.4	0.3

(b)	Key management personnel (*):

	2023	2022	2021
	US $ in millions

Short-term employee benefits	3.7	5.6	5.9

Share-based compensation	4.0	5.7	9.4

Long-term employee benefits	0.4	0.5	0.5

(*) See also Notes 12(c), 14(i) and 14(j).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	Related parties (cont’d)

(c)	Other related parties (excluding those detailed in (a)-(b) above)

(i)	Transactions:

			2023	2022	2021
	Note		US $ in millions

Income from voyages and related services	17		5.1	19.5	16.8
Operating expenses and cost of services	18			1.4	5.0
Finance expenses	24(b	)	4.3	4.4	7.7

(ii)	Transactions with directors:

	2023	2022	2021
	US $ in millions

Directors fees	1.0	1.1	1.2
Share-based compensation	1.0	1.7

(iii)	Balances:

		2023	2022
	Note	US $ in millions

Trade and other receivables	9	0.9	2.4
Trade and other payables	15	0.2	0.2
Lease liabilities (*)	8	57.1	41.4

(*) Includes lease liabilities for which the Group paid (principal and interest) US$ 38 million and US$ 64 million during the year ended December 31, 2023 and 2022 respectively.

(d)	Transactions with relate parties were carried out in common market terms in the ordinary course of business. Regarding commitments to related parties, see also Note 26.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management

Overview

The Group has exposure to the following risks, related to financial instruments:

◾	Credit risk

◾	Liquidity risk

◾	Market risk

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

(a)	Financial risks

(1)	Credit risk

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont'd)

(a)	Financial risks (cont’d)

(1)	Credit risk (cont’d)

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
Provisions for doubtful debts are made to reflect the expected credit losses related to debts whose collection is doubtful per management's estimation (see also Note 24(b)).
The carrying amount of financial assets represents the maximum credit exposure.
As at December 31, 2023 credit to customers in the amount of approximately US$ 133.1 million is guaranteed by credit insurance.

Investments

During the second half of 2021, the Company adopted a new investment policy in respect of its cash reserves, mainly comprised of investments in time deposits, fixed income instruments and liquidity funds, all of which denominated in US dollar, aiming to achieve diversification, while maintaining conservative credit risk and capital preservation. According to such policy, the Company invests in Investment-Grade rated debt instruments, based on leading credit rating agencies. As of December 31, 2023, the weighted average duration of the Company’s investments in debt instruments was 1.7 years.
The Company’s investment committee meets, at least on a quarterly basis, to review the performance of the portfolio managers, discuss market trends and investment outlook, while ensuring compliance with the Company’s investment policy.

Cash and cash equivalents and bank deposits – Deposits and cash balances at banks are primarily held at banks with a credit rating of at least BBB.

Other investment instruments - Carrying amount by credit rating:

	December 31, 2023	December 31, 2022
	US $ in millions
AA- to AAA	1,058.7	986.9
A- to A+	381.8	295.6
BBB- to BBB+	312.0	248.7
Total Outstanding	1,752.5	1,531.2

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont'd)

(2)	Liquidity risk

The Group monitors its level of cash and highly marketable investments to ensure sufficient liquidity to meet its obligations and expected needs, considering the Group’s short-term and long-term plans and forecasts.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

			December 31, 2023
			Carrying	Contractual				More than
			amount	cash flows	0-1 years	1-2 years	2-5 years	5 years
	Note		US $ in millions
Non-derivative financial liabilities
Long-term loans and other liabilities	13(a	)	77.0	91.9	20.5	18.4	26.2	26.8
Lease liabilities	8(b	)	4,888.8	6,101.0	1,976.3	1,261.4	1,642.2	1,221.1
Short-term borrowings	13(a	)	32.0	32.0	32.0
Trade and other payables	15		530.5	530.5	530.5
			5,528.3	6,755.4	2,559.3	1,279.8	1,668.4	1,247.9

			December 31, 2022
			Carrying	Contractual				More than
			amount	cash flows	0-1 years	1-2 years	2-5 years	5 years
	Note		US $ in millions
Non-derivative financial liabilities
Long-term loans and other liabilities	13(a	)	119.4	141.4	50.0	20.1	37.7	33.6
Lease liabilities	8(b	)	4,159.5	4,770.7	1,654.6	1,429.3	1,536.5	150.3
Short-term borrowings	13(a	)	53.0	53.0	53.0
Trade and other payables	15		583.9	583.9	583.9
			4,915.8	5,549.0	2,341.5	1,449.4	1,574.2	183.9

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont'd)

(3)	Market risk

(i)	Currency risk The Group is exposed to currency risk on purchases, receivables and payables where they are denominated in a currency other than the United States dollar.

The Group’s exposure to foreign currency risk was as follows based on notional amounts:

	December 31, 2023
	US$	NIS	Others
	US $ in millions	US $ in millions	US $ in millions
Non-current assets
Other receivables	96.3		1.6
Other non-current investments	905.2	2.2	1.3

Current assets
Other current investments	862.0		12.1
Trade and other receivables	343.8	0.1	188.8
Cash and cash equivalents	858.0	8.0	55.5

Non-current liabilities
Loans and other liabilities	(71.9)		(1.7)
Lease liabilities	(3,179.3)	(41.9)	(22.9)

Current liabilities
Short term borrowings and current maturities	(47.5)		(0.7)
Lease liabilities	(1,630.5)	(6.3)	(7.9)
Trade and other payables	(429.7)	(36.4)	(64.4)

	(2,293.6)	(74.3)	161.7

	December 31,2022
	US$	NIS	Others
	US $ in millions	US $ in millions	US $ in millions
Non-current assets
Other receivables	110.9		1.2
Other non-current investments	1,370.5	1.2	1.5

Current assets
Other current investments	2,221.7	0.1	11.2
Trade and other receivables	693.7	0.8	92.0
Cash and cash equivalents	930.0	11.7	80.4

Non-current liabilities
Loans and other liabilities	(89.0)		(3.0)
Lease liabilities	(2,749.0)	(9.7)	(20.0)

Current liabilities
Short term borrowings and current maturities	(95.4)		(0.7)
Lease liabilities	(1,366.0)	(7.9)	(6.9)
Trade and other payables	(418.5)	(100.8)	(64.6)

	608.9	(104.6)	91.1

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont'd)

(3)	Market risk (cont’d)

(i)	Currency risk (cont’d)

Sensitivity analysis

A 10% appreciation of the United States dollar against NIS at December 31 would have increased / (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis has been performed on the same basis for 2023 and 2022.

Profit or loss
US $ in millions
December 31,2023	7.4
December 31,2022	10.5

A 10% devaluation of the United States dollar against the NIS on December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(ii)	Interest rate risk

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2023	2022
	US $ in millions	US $ in millions
Fixed rate instruments
Financial assets	2,699.9	4,620.1
Financial liabilities	(4,907.1)	(4,257.9)
	(2,207.2)	362.2

Variable rate instruments
Financial liabilities	(90.7)	(73.9)
	(90.7)	(73.9)

Fair value sensitivity analysis for fixed rate instruments

Fixed rate instruments accounted by the group at fair value through profit or loss are at immaterial amounts.

Cash flow sensitivity analysis for variable rate instruments

A 10% change in variable interest rates at the reporting date would not have significant influence over the Company's equity and profit or loss (assuming that all other variables, in particular foreign currency rates, remain constant).

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

(2)	Financial instruments measured at fair value

When measuring the fair value of an asset or a liability, the Company uses market observable data to the extent applicable. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

◾	Level 1: quoted prices (unadjusted) in active markets for identical instruments.

◾	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

◾	Level 3: inputs that are not based on observable market data (unobservable inputs).

(3)	Financial instruments measured at fair value

	Balance at December 31,
	2023			2022
	US $ in millions
	Level 1	Level 3	Total	Level 1	Level 3	Total
Fair value through profit and loss
Cash and cash equivalents:
Money markets instruments	435.9		435.9

Other investments:
Equity instruments		10.7	10.7		11.2	11.2

Loans and other liabilities:
Derivative instruments		(11.5)	(11.5)		(13.7)	(13.7)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	857.7		857.7	893.5		893.5
Corporate bonds	894.8		894.8	637.7		637.7
Equity instruments	1.9		1.9	42.2		42.2