Form 20-F
period 2024-12-31
ZIM Integrated Shipping Services Ltd.
filed 2025-03-12
CIK 1654126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to                          .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ____________________ to ______________________

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 120,423,333.

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

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ Item 17          ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐          No ☒

ZIM INTEGRATED SHIPPING SERVICES LTD.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		82
A.	Directors and senior management	82
B.	Compensation	85
C.	Board practices	87
D.	Employees	94
E.	Share ownership	94
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		96
A.	Major shareholders	96
B.	Related party transactions	97
C.	Interests of Experts and Counsel	103
ITEM 8. FINANCIAL INFORMATION		104
A.	Consolidated statements and other financial information	104
B.	Significant changes	105
ITEM 9. THE OFFER AND LISTING		105
A.	Offering and listing details	105
B.	Plan of distribution	105
C.	Markets	105
D.	Selling shareholders	105
E.	Dilution	105
F.	Expenses of the issue	105
ITEM 10. ADDITIONAL INFORMATION		105
A.	Share capital	105
B.	Memorandum of association and bye-laws	105
C.	Material contracts	106
D.	Exchange controls	106
E.	Taxation	106
F.	Dividends and paying agents	111
G	Statement by experts	111
H.	Documents on display	111
I.	Subsidiary information	111

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

“conference”	A grouping of container shipping companies which if permitted by applicable laws, come together to set a common structure of rates and surcharges for a specific trade route.

“consignee”	The entity or person named in the bill of lading as the entity or person to whom the carrier should deliver the goods upon surrendering of the original bill of lading when duly endorsed.

“container”	A steel box of various size and particulars designed for shipment of goods. Container sizes are generally measured in TEUs.

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

“detention”
A charge which may be imposed by the carrier, the terminal or the warehouse to customers for exceeding agreed times for returning (merchant’s haulage) or stuffing/stripping (carrier’s haulage) container(s).

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

“EPA”	The U.S. Environmental Protection Agency, an agency of the U.S. federal government responsible for protecting human health and the environment.

“FCL”	Full Container Load, which refers to cargo shipped in a complete container.

“feeder”	A small tonnage vessel that provides a linkage between ports and long hull vessels or main hub ports and smaller facility ports, which may be inaccessible to larger vessels.

“feeder service”	A line of service that transfers cargo between a central hub port and regional ports for a transcontinental ocean voyage.

“freight forwarder”	Non-vessel operating common carriers that assemble cargo from customers for forwarding through a shipping company.

“global orderbook”	The list of newbuilding orders as provided by Alphaliner.

“IMO”	The International Maritime Organization, the United Nations specialized agency with responsibility for the safety and security of shipping and the prevention of marine pollution by ships.

“IMO 2020 Regulations”	Global regulations imposed by the IMO, effective January 1, 2020, requiring all ships to burn fuel with a maximum sulfur content of 0.5%, among other requirements.

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

“long-term lease”	In relation to container leasing, a lease typically for a term which exceeds five years, during which an agreed leasing rate is payable.

“MARPOL Convention”	The International Convention for the Prevention of Pollution from Ships.

“MEPC”	The Marine Environment Protection Committee of the IMO.

“MTSA”	The U.S. Maritime Transport Security Act of 2002.

“newbuilding”	A vessel under construction or on order.

“non-vessel operating common carrier”	A carrier, usually a freight forwarder, which does not own or operate vessels and is engaged in the provision of shipping services, normally issuing a house bill of lading.

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

“scrapping”	The process by which, at the end of its life, a vessel is sold to a shipbreaker who strips the ship and sells the steel as “scrap.”

“scrubbers”	A type of exhaust gas cleaning equipment utilized by ships to control emissions and reduce sulfur dioxide emissions.

“service”	A string of vessels which makes a fixed voyage and serves a particular market.

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

“trade”	Trade between an origin group of countries and a destination group of countries.

“UNCITRAL”	The United Nations Commission on International Trade Law.

“U.S. Shipping Act”	The U.S. Shipping Act of 1984, as amended by the U.S. Ocean Shipping Reform Act of 1998, and the Ocean Shipping Reform Act of 2022.

“USTR”	The United States Trade Representative.

“vessel sharing agreement” (VSA)	An operational agreement between two or more carriers to operate their vessels on a service by swapping slots on such service and whereby at least two carriers contribute vessels to the service.

“2M Alliance”
A container shipping alliance which was comprised of Copenhagen based Maersk Lines Ltd. (Maersk) and Geneva based Mediterranean Shipping Company (MSC). MSC and Maersk terminated the 2M Alliance effective as of January 2025.

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

Items included in our financial statements are measured using the currency of the primary economic environment in which we operate, the U.S. dollar, or the Functional Currency. Our financial statements and other financial information included in this Annual Report are presented in U.S. dollars unless otherwise noted. See Note 2(d) of our audited consolidated financial statements for the year ended December 31, 2024, included elsewhere in this Annual Report.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Annual Report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

•
our expectations regarding general market conditions as a result of the current geopolitical instability, developments and further escalation of events, including, but not limited to, the Houthi attacks against vessels in the Red Sea, the war between Israel and Hamas, Iran and Iranian-backed proxies, the political and military instability in the Middle East and the war between Russia and Ukraine;

•	our expectations regarding general market conditions as a result of global economic trends, including potential rising inflation and interest rates as a result of geopolitical and other events ;

•
our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in vessel and container supply, industry consolidation, demand for containerized shipping services, bunker and alternative fuel prices and supply, charter and freights rates, container values and other factors affecting supply and demand;

•	our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses;

•
our ability to adequately respond to political, economic and military instability in Israel and the Middle East (particularly as a result of the Israel-Hamas war and the Israel-Hezbollah and Israel-Iran armed conflicts), and our ability to maintain business continuity as an Israeli-incorporated company in times of emergency;

•	our ability to effectively handle cyber-security threats and recover from cyber-security incidents, including in connection with the war between Israel and Iran and Iranian-backed proxies;

•	our anticipated ability to obtain additional financing in the future to fund expenditures;

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

•
our expectations regarding our environmental and regulatory conditions, including extreme weather events (such as the drought conditions in the Panama Canal), changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations;

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

•
The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global geopolitical and economic conditions and the many factors that affect supply and demand in the shipping industry, including the Yemeni Houthis’ attacks on ships in the Red Sea that forced many ocean carriers to reroute some of their vessels to alternative, longer and more expensive routes, the political and military instability in the Middle East as a result of the war between Israel and Hamas, Iran and Iranian-backed proxies, the ongoing unrest in Syria marked by the recent collapse of Bashar al-Assad’s regime, the Russia-Ukraine war, U.S.-China tensions related to tariffs and trade restrictions (potentially further affected by the new U.S. federal administration), regulatory developments, relocation of manufacturing, logistical bottlenecks in certain locations along the cargo carriage chain, potential rising inflation and interest rates and fluctuations in demand for containerized shipping services, which could significantly impact freight rates.

•
We are incorporated and based in Israel. Our results may be adversely affected by political, economic, and military instability in Israel and the Middle East. The fact that we are incorporated in Israel might limit our ability to conduct and expand our business.

•
The military conflicts between Russia and Ukraine and between Israel and Hamas, Iran and Iranian-backed proxies and other geopolitical instabilities may cause volatility in the financial markets, a reduction and instability in global trade and an increase in bunker prices or consumption, which may have a material adverse effect on our business, financial condition, results of operations and liquidity.

•
We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, our costs associated with chartering vessels are unpredictable and could be, in certain circumstances, high even when the freight market is in a downward trend.

•	Future imbalance between supply of global container ship capacity and demand may limit our ability to operate our vessels profitably.

•	Limited or unavailable access to ports, canal passages and means of land transportation (mostly rail and trucking), including due to congestion, geopolitical events and extreme weather conditions.

•
Changing trading patterns, trade flows and sharpening trade imbalances, regulatory measures, variable operational costs, such as container storage costs, terminal costs and land transportation costs, may increase our container repositioning costs. If our efforts to minimize our repositioning costs are unsuccessful, it could adversely affect our business, financial condition and results of operations.

•	Our ability to participate in operational partnerships in the shipping industry remains limited, and may be further reduced by recent regulatory changes, which may adversely affect our business.

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

•
Volatile bunker prices, including as a result of environmental regulation, dependency on gas suppliers for LNG operated vessels or other geopolitical and economic events, may have an adverse effect on our results of operations.

•
We are subject to environmental regulations, and in addition, ESG regulation and reporting requirements have intensified and are expected to continue to intensify in the future, including without limitation, with respect to the use of cleaner fuel and/or imposition of vessel speed limits, which could increase our operating expenses.

•
The container shipping industry is extensively regulated and recently has been subject to increased legislative initiatives and extensive scrutiny by regulators around the world. In particular, in the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) mandates a series of rulemaking projects by the Federal Maritime Commission (FMC) such as regarding the prohibition to unreasonably refuse to carry cargo,  and requires carriers to immediately implement certain requirements in detention and demurrage invoices, which may affect our ability to effectively collect these fees from our customers, heighten the risk of civil litigation against us and adversely affect our financial results. In China, the ministry of transportation approached us as well as several other carriers, with a request for information with respect to their customer charge practices, and the reporting of such charges and variations thereof with the relevant regulators. Furthermore, in recent years, several governments have been promoting legislation intended to provide an advantage to local and/or national shipping industry participants over foreign-based carriers. In particular, in response to its findings on China’s dominance in the maritime shipping industry, the Office of the USTR has recently proposed certain fees and restrictions on international maritime transport services related to Chinese ship operators and Chinese-built ships, which, if adopted, would potentially increase our costs of operations, which we may be unable to recover from our customers and which may cause an adverse impact on our business, financial condition, results of operations and liquidity.  If we are found to be in violation of the applicable regulation, we could be subject to various sanctions, including monetary sanctions.

Risks related to our business and our industry

We predominantly operate in the container segment of the shipping industry, and the container shipping industry is dynamic and volatile.

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

The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global geopolitical and economic crises and the many conditions and factors that affect supply and demand in the shipping industry, which include:

•
global and regional economic and geopolitical trends, including armed conflicts (such as in the Middle East and between Russia and Ukraine), terrorist activities such as the Houthi rebel attacks on the Red Sea, embargoes, strikes, inflation rates, climbing interest rates, trade wars and the short- and long-term effects of pandemics on the global economy;

•	the global supply of and demand for commodities and industrial products globally and in certain key markets, such as China;

•
developments or disturbances in international trade, including the imposition of tariffs, the modification of trade agreements between states and other trade protectionism (for example, in the U.S.-China trade);

•	currency exchange rates;

•	prices of energy resources, including vessel fuels and marine LNG;

•	environmental and other regulatory developments;

•	changes in seaborne and other transportation patterns;

•	changes in the shipping industry, including mergers and acquisitions, bankruptcies, restructurings and shifting of alliances;

•	changes in the infrastructure and capabilities of canals, ports and terminals;

•	weather conditions;

•	outbreaks of diseases, including the COVID-19 pandemic; and

•	development of digital platforms to manage operations and customer relations, including billing and services.

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) increased from 818 points on April 23, 2020, with the global outbreak of COVID-19, to 5,047 points as of December 31, 2021. Further, in July 2024 the SCFI Index reached annual peak levels at 3,734 points, but then ultimately decreased to 2,460 points as of December 31, 2024. Freight rates trends may change depending on future supply and demand curves, bottlenecks around the world and other factors. Furthermore, rates within the charter market, through which we source most of our capacity, may fluctuate significantly based upon changes in supply and demand for shipping services. Charter hire rates in 2024 have increased with longer charter periods on average compared to 2023. See below “– We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with our chartering of vessels are unpredictable.”

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

Our business and operating results have been, and will continue to be, affected by worldwide and regional economic and geopolitical challenges, including global economic downturns. In particular, the outbreak of the war between Israel and Hamas and subsequently between Israel and Hamas, Iran and Iranian-backed proxies (such as Hezbollah in Lebanon and Houthi rebels in Yemen) and the political and economic instability and unpredictability in the Middle East, including the ongoing unrest in Syria marked by the recent collapse of Bashar al-Assad’s regime, may adversely affect our business operations as an Israeli-based company. See also “– We are incorporated and based in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel and the Middle East. Specifically, the war and tensions between Israel and Hamas, Iran and Iranian-backed proxies may adversely affect our business.”

Furthermore, since October 2023, the Iranian-linked Houthis in Yemen have been launching continuous attacks against vessels sailing in the Red Sea crossing the Bab-El-Mandeb straits, particularly threatening Israeli owned or related vessels, or vessels calling Israeli ports, causing cargo flow disruptions and disrupting global shipping. In response, we have taken proactive measures by re-routing some of our vessels and restructuring our services on the Indian subcontinent to the East Mediterranean trade. Several of our competitors have also re-routed their services, affecting global supply chain with longer voyage schedules and higher costs of operations. Any development or escalation of this situation may have an adverse effect on our business operations and financial results. Although the Houthi rebels have announced that they will cease attacking vessels which are not considered affiliated with Israel as long as the ceasefire between Israel and Hamas is upheld, threats of resuming the attacks have recently been made by the Houthi rebels, and the situation remains volatile and unpredictable.

The current military conflicts in the Middle East, between Russia and Ukraine, and any possible future conflicts or escalations thereof may further adversely affect the global supply chain and the maritime shipping industry and lead to a decline in the financial markets or a rise in energy prices. The ongoing conflicts also impede the global flow of goods, which could result in product and food shortages, harm economic growth and place more pressure on inflation. Furthermore, freight movement and supply chains in the Red Sea, Ukraine and neighboring countries have been, and may continue to be, significantly disrupted. Economic sanctions levied on Russia, Iran, Hamas and its leaders and on Russian oil and oil products may cause further global economic downturns, including additional increases in bunker costs. A further deterioration of the current conflicts or other geopolitical instabilities may cause global markets to plummet, affect global trade, increase bunker prices and may have a material adverse effect on our business, financial condition, results of operations and liquidity.

Currently, global demand for container shipping is highly volatile across regions and remains subject to downside risks stemming mainly from factors such as reduction in consumption, geopolitical conditions, increase of interest rates, possible long term effects of the COVID-19 pandemic or the threat of other pandemics, severe hits to the gross domestic product (GDP) growth of both advanced and developing countries, fiscal fragility in advanced economies, high sovereign debt levels, highly accommodative macroeconomic policies and persistent difficulties accessing credit.

According to a report by the International Monetary Fund (IMF), as of January 2025, global growth is expected to remain stable at 3.3% in 2025 and 2026 (compared to 3.1% in 2024). Global headline inflation is expected to decline to 4.2% in 2025 and 3.5% in 2026. Geopolitical trends and economic downturns may decrease global growth and increase inflation more than currently expected. The recent deterioration in the global economy has caused, and may continue to cause, volatility or a decrease in worldwide demand for certain goods shipped in containerized form. In particular, if growth in the regions in which we conduct significant operations, including the United States, Asia and the Black Sea, Europe and Mediterranean regions, slows for a prolonged period and/or there is significant additional deterioration in the global economy, such conditions could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Uncertainty in the global economy, as well as recent and proposed changes to U.S. international trade agreements, greater restrictions on free trade generally and significant increases in tariffs on goods imported into the United States, among other possible changes, may lead to fewer goods transported and the need to restructure certain terms of business with our suppliers or customers. The U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with other countries and has made proposals and taken actions related thereto. On March 4, 2025, the U.S. federal administration enacted ad valorem tariffs of 25% on all imports from Canada and Mexico (other than imports of Canadian energy resources exports, which are subject to a 10% tariff) and additional 10% ad valorem tariffs on all imports from China. The U.S. may also impose tariffs on certain foreign goods, including steel and aluminum and may impose additional tariffs on imports of other products. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated their willingness to impose additional tariffs on U.S. products. See “—A decrease in the level of China’s export of goods could have a material adverse effect on our business.” Other countries, including Mexico and Canada, have announced and may enact retaliatory tariffs on certain U.S. products. A significant portion of our containers and chartered vessels are manufactured in China. Global trade disruption, introductions of new trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect our business, financial condition and results of operations.

If these or other global conditions continue to deteriorate during 2025, global growth may take another downturn and demand in the shipping industry may decrease. Geopolitical challenges, including political crises and military conflicts, trade wars, weather and natural disasters, embargoes and canal closures could also have a material adverse effect on our business, financial condition and results of operations.

In addition, under weak economic conditions, our customers and suppliers would experience deterioration of their businesses, cash flow shortages and/or difficulty in obtaining financing due to, amongst other causes, an increase in interest rates. As a result, our existing or potential customers and suppliers may delay or cancel plans to purchase our services or may be unable to fulfill their obligations to us in a timely fashion.

A decrease in the level of China’s export of goods could have a material adverse effect on our business.

Although we also operate in many other countries in Asia, a significant portion of our business originates from China and therefore depends on the level of imports and exports to and from China. Trade tensions between the U.S. and China have intensified in recent years, reduced bilateral trade between the U.S. and China and led to shifts in trade structure and reductions in container trade. Particularly, recent U.S. tariffs imposed or threatened to be imposed on China may cause a decrease in exports from China to the U.S. and an increase in costs associated with such exports, which may materially and adversely affect our business, financial condition and results of operations.  For more information on the risks related to U.S./China trade restrictions, see “– Our business may be adversely affected by trade protectionism in the markets that we serve, particularly in China.” Furthermore, as China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to trade restrictions, decreased demand from the rest of the world, an economic slowdown in China, seasonal decrease in manufacturing levels due to the Chinese New Year holiday, factory shutdowns due to pandemics or other factors, could have a material adverse effect on our business. For instance, in recent years the Chinese government has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and national security measures for Hong Kong which may have the effect of reducing the supply of goods available for export and may, in turn, result in decreased demand for cargo shipping. In recent years, China has experienced an increasing level of economic autonomy and a gradual shift toward a “market economy” and enterprise reform. However, many of the reforms implemented, particularly some price limit reforms, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions, or other relevant policies of the Chinese government. Geopolitical tensions and changing trade policies may also affect the volume and the geographic scope of exports from China. Changes in laws and regulations, including with regard to tax matters, and their implementation by local authorities could affect our vessels calling on Chinese ports and could have a material adverse effect on our business, financial condition and results of operations.

Imbalance between supply of global container ship capacity and demand may limit our ability to operate our vessels profitably.

According to Alphaliner, as of December 31, 2024, global container ship capacity was approximately 31.5 million TEUs, spread across approximately 6,400 vessels. Furthermore, global container ship capacity is expected to increase by 5.7% in 2025, with a vessel order book of 8.6 million TEU, while demand for shipping services is projected to increase only by 2.5%, (slightly lower than the expected growth in demand of 4% to 5% in 2024), therefore the increase in vessel capacity is expected to continue to be higher than the increase in demand for container shipping.

We endeavor to adapt our vessel fleet capacity to the supply and demand trends. For example, in an attempt to meet the sharp demand increase during 2021, we have expanded our operated vessel fleet from 87 vessels as of January 1, 2021, to 150 vessels as of December 31, 2022 (including eight purchased second-hand vessels), as well as entered into strategic long-term charter transactions. See “Item 4.B – Business Overview – Our vessel fleet – Strategic Chartering Agreements.” As of December 31, 2024, we operated 145 vessels. Responses to changes in market conditions may be slower as a result of the time required to build new vessels and adapt to market needs and due to shortage of vessels in the charter market, or, on the opposite, to terminate charter agreements earlier than expected. As shipping companies purchase vessels years in advance of their actual use to address expected demand, vessels may be delivered during times of decreased demand (or oversupply if other carriers act in kind) or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may face oversupply in the coming years and numerous other factors beyond our control may also contribute to increased capacity, including deliveries of new, refurbished or converted vessels, as a response to, amongst other factors, port and canal congestion, any change in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, drydocked, or are otherwise not available for hire), as well as decreased scrapping levels of older vessels. In the event of overcapacity, there is no guarantee that measures of blank sailings and redelivery of chartered vessels will prove successful, partially or at all in mitigating the gap between excess supply and demand. Excess capacity generally depresses freight rates and can lead to lower utilization of vessels, which may adversely affect our revenues and costs of operations, profitability and asset values.

Access to ports and canals could be limited or unavailable, including due to geopolitical events, weather and climate conditions, congestion in terminals and inland supply chains, and we may incur additional costs as a result thereof.

Global development of new terminals continues to be outpaced by the increase in demand. In addition, the increasing vessel size of containership newbuilding has forced adjustments to be made to existing container terminals. As such, existing terminals are coping with high berth utilization and space limitations of stacking yards, which are at near-full capacity. This results in longer cargo operations times for the vessels and port congestion, which could increase operating expenses and have a material adverse effect on affected shipping lines. Decisions about container terminal expansion and port access are made by national or local governments and are outside of our control. Such decisions are based on local policies, priorities and concerns and the interests of the container shipping industry may not be considered.

Our access to ports may also be limited or unavailable due to other reasons. As industry capacity and demand for container shipping continue to grow, we may have difficulty in securing sufficient berthing windows to expand our operations in accordance with our growth strategy, due to the limited availability of terminal facilities. This is especially the case for express or expedited services that we operate, as such services depend on our ability to secure favorable berthing windows that facilitate smooth flow of the carried cargo along the supply chain. In addition to ports, our access to canal transit may be restricted due to various reasons, including weather conditions such as the worsening drought conditions in the Panama Canal or the Yemeni Houthis’ continued attacks on vessels in the Red Sea headed to the Suez Canal. If canal transit remains restricted or inaccessible altogether, we will be required to limit the number of vessels in the canals or re-route our vessels altogether, which is expected to increase our operating expenses and may have a material adverse effect on our business, financial condition and results of operations.

Our status as an Israeli company has limited, and may continue to limit, our ability to call on certain ports. For example, in December 2023, the Malaysian government announced its decision to prohibit us from docking at any Malaysian port in response to the Israel-Hamas war. Furthermore, major ports may close for long periods of time due to maintenance, natural disasters, strikes, pandemics, including COVID-19, or other reasons beyond our control. Ports and terminals may implement certain measures such as dwell-time fees or similar charges applied against containers that remain in the terminal longer than the specified number of days, as well as work procedures intended to relieve congestion which may also limit our access to terminals and apply additional costs to us or to our customers. Although we have taken measures to relieve congestion and to avoid additional costs as a result of dwell-time fees and similar charges, these and other measures may be imposed in additional ports and terminals in other geographical areas, and we may not be able to recover or mitigate the additional costs by applying similar charges on our customers. Congestion, economic trends and geopolitical events may place pressure on terminals to increase their services rates, thereby increasing our operating expenses. We cannot ensure that our efforts to secure sufficient port access will be successful. Any of these factors may have a material adverse effect on our business, financial condition and results of operations.

Our business may be adversely affected by trade protectionism in the markets that we serve

Our operations are exposed to the risk of increased trade protectionism. Governments may use trade barriers in an effort to protect their domestic industries against foreign imports, thereby further depressing demand for container shipping services. In recent years, increased trade protectionism in the markets that we access and serve, particularly in China, where a significant portion of our business originates, has caused, and may continue to cause, increases in the cost of goods exported and the risks associated with exporting goods as well as a decrease in the quantity of goods shipped. In November 2020, China and an additional 15 countries in the Asia-Pacific region entered into the largest free trade pact, the RCEP Regional Comprehensive Economic Partnership, which is expected to strengthen China’s position on trade protectionism related matters. China’s import and export of goods may continue to be affected by trade protectionism, specifically the ongoing U.S.-China trade dispute, which has been characterized by escalating trade barriers between the U.S. and China as well as trade relations among other countries. See “ – A decrease in the level of China’s export of goods could have a material adverse effect on our business.” These risks may have a direct impact on demand in the container shipping industry.  As tensions between China and the U.S. continue, there is no assurance that further escalation will be avoided or that current tensions will not be exacerbated, particularly in light of the new U.S. presidential administration.

The current U.S. administration has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States from certain trade partners, and has taken steps toward restricting trade in certain goods. China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States to such trade partners. See “-Global economic downturns and geopolitical challenges throughout the world could have a material adverse effect on our business, financial condition and results of operations”. Such trade escalations have had, and may continue to have, an adverse effect on manufacturing levels, trade levels and specifically, may cause an increase in the cost of goods exported from, and the risks associated with, exporting goods from a country or region subject to tariffs. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs. Further, increased tensions may adversely affect oil demand, which would have an adverse effect on shipping rates. They could also result in an increased number of vessels sailing from a country or region with less than their full capacity being met. These restrictions may encourage local production over foreign trade which may, in turn, affect the demand for maritime shipping. In addition, there is uncertainty regarding further trade agreements (such as with the EU), trade barriers or restrictions on trade in the United States. In addition, certain governments recently introduced legislation which would provide an advantage to local and national industry participants over foreign-based carriers, and if this legislative trend continues or increases, it could obstruct or impede the provision of our services in certain jurisdictions. See also – “The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.” Any increased trade barriers or restrictions on trade may affect the global demand for our services and could have a material adverse effect on our business, financial condition and results of operations.

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

Our ability to participate in operational partnerships in the shipping industry is limited, and may be further reduced by recent regulatory changes, which may adversely affect our business.

The container shipping industry has historically experienced a reduction in the number of major carriers and the termination and reformation of strategic alliances and partnerships among container carriers and this trend may continue in the future. Past consolidation in the industry has affected the existing strategic alliances between shipping companies. For example, the Ocean Three alliance, which consisted of CMA CGM, S.A. (CMA CGM), United Arab Shipping Company and China Shipping Container Lines, was terminated in 2019 and replaced by the Ocean Alliance, consisting of COSCO Shipping Group (including China Ocean Shipping Company (COSCO), and Orient Overseas Container Line Limited (OOCL)), CMA CGM Shipping Group (including American President Lines, LLC) and Evergreen Marine Corporation. Most recently, in January 2025, the 2M Alliance, which included MSC and Maersk Group, was terminated and, in February 2025, Maersk and Hapag Lloyd AG (Hapag Lloyd) launched the new Gemini Alliance, resulting in Hapag Lloyd leaving the THE Alliance (subsequently renamed the Premier Alliance) which currently includes ONE, HMM and Yang Ming Marine Transport Corporation (Yang Ming).

We are currently not a party to any strategic alliances and therefore have not been able to achieve the benefits associated with being a member of such an alliance. If, in the future, we would like to enter into a strategic alliance but are unable to do so, we may be unable to achieve the cost and other synergies that can result from such alliances. However, we are a party to operational partnerships with other carriers in some of the trade zones in which we operate, including a strategic operational agreement with MSC, replacing the previous agreement with the 2M Alliance on the Asia-U.S. East Coast and Asia-U.S. Gulf Coast trades. In addition, we are a party to additional operational agreements with MSC on other trades. See “Item 4.B – Business Overview – Our operational partnerships.” We may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents. The unilateral termination of our existing operational agreements either by MSC or by other partners, or of any future cooperation agreement we may enter into, could adversely affect our business, financial condition and results of operations.

These strategic cooperation agreements and other arrangements, if we choose to enter into them with other carriers, could also reduce our flexibility in decision making in the covered trade zones, and we are subject to the risk that the expected benefits of the agreements may not materialize. Furthermore, in other trade zones in which other alliances operate, we are still unable to benefit from the economies of scale that many of our competitors are able to achieve through participation in strategic arrangements (i.e., strategic alliances or operational agreements). Our status as an Israeli company has limited, and may continue to limit, our ability to call on certain ports and has therefore limited, and may continue to limit, our ability to enter into alliances or operational partnerships with certain shipping companies. We also rely on applicable competition and antitrust regulation exemptions in order to enter into operational agreements in various jurisdictions and with other carriers. The recent expiration of the European block exemption (CBER), as well as legislative initiatives in other jurisdictions, such as the decision not to enact a similar block exemption in the United Kingdom, may adversely affect our ability to engage in these types of partnerships in the future. See also “—We are subject to competition and antitrust regulations in the countries where we operate, have been subject to antitrust investigations by competition authorities in the past and may be subject to antitrust investigations in the future. The revocation of these exemptions could negatively affect our business and ability to conduct our business. If we are not successful in expanding or entering into additional operational partnerships which are beneficial to us, this could adversely affect our business.”

Public health crises, such as a major epidemic or pandemic, have in the past and may in the future create significant business disruptions, cause fluctuations in supply and demand, and adversely affect our business, financial condition and results of operations.

We are subject to the risk of public health crises, including epidemics or pandemics. For example, the COVID-19 pandemic previously significantly impacted our business, financial condition and results of operations. The COVID-19 pandemic resulted in reduced industrial activity in various countries around the world, with temporary closures of factories and other facilities such as port terminals, which led to a temporary decrease in supply of goods and congestion in warehouses and terminals. Government-mandated shutdowns in various countries also temporarily decreased consumption of goods, negatively affecting trade volumes and the shipping industry globally during the first half of 2020. In China, many of the COVID-19 restrictions and factory lockdowns persisted until December 2022. Global consumer demand has steadily increased since the second half of 2020, but inflation derived from government stimulus packages and supply chain issues continue to be a key concern in many regions.

If another pandemic, including a resurgence of COVID-19, were to erupt, we may face risks to our personnel and operations. Such risks would include delays in the loading and discharging of cargo on or from our vessels due to severe congestion at ports and inland supply chains, difficulties in carrying out crew changes, off hire time due to quarantine regulations, delays and expenses in finding substitute crew members if any of our vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions, difficulties in procuring new containers due to temporary factories’ shutdowns and increased risk of cyber-security threats due to our employees working remotely. Fear of the virus and the efforts to prevent its spread may increase pressure on the supply-demand balance, which could also put financial pressure on our customers and increase the credit risk that we face in respect of some of them. Such events have affected our operations in the past and any future outbreak of a major epidemic or pandemic would have a material adverse effect on our business, financial condition and results of operations.

The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect our market position and financial performance.

We compete with a large number of global, regional and niche container shipping companies, including, for example, MSC, Maersk, COSCO, CMA CGM, Hapag-Lloyd, ONE and Yang Ming, to provide transport services to customers worldwide. In each of our key trades, we compete primarily with global container shipping companies. The cargo shipping industry is highly competitive, with the top three carriers in terms of global capacity — MSC, Maersk and CMA CGM — accounting for approximately 46.3% of global capacity, and the remaining carriers together contributing approximately 53.7% of global capacity as of December 2024, according to Alphaliner. Certain of our large competitors may be better positioned and have greater financial resources than us and may therefore be able to offer more attractive schedules, services and rates. Some of these competitors operate larger fleets with larger vessels and with higher vessel ownership levels than us and may be able to gain market share by supplying their services at aggressively lower freight rates for a sustained period of time. In addition, mergers and acquisition activities within the container shipping industry in recent years have further concentrated global capacity with certain of our competitors. See “– Our ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect our business.” If one or more of our competitors expands its market share through an acquisition or secures a better position in an attractive niche market in which we operate or intend to enter, we could lose market share as a result of increased competition, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to retain existing customers or may be unable to attract new customers.

Our continued success requires us to maintain our current customers and develop new relationships. We cannot guarantee that our customers will continue to use our services in the future or at the current level. We may be unable to maintain or expand our relationships with existing customers or to obtain new customers on a profitable basis due to competitive dynamics, especially in periods of market downturn. In addition, as some of our customer contracts are longer-term in nature (up to one year), if market freight rates increase, we may not be able to adjust the contractually agreed rates to capitalize on such increased freight rates until the existing contracts expire, while if freight rates decline below the agreed contract terms we may face pressure from our customers to adjust the contract rates to the prevailing market rates. Upon the expiration of our existing contracts, we cannot assure you that our customers will renew the contracts on favorable terms, or if at all, or that we will be able to attract new customers. Any adverse effect would be exacerbated if we lose one or more of our significant customers. In 2024, our 10 largest customers represented approximately 14% of our freight revenues and our 50 largest customers represented approximately 31% of our freight revenues. Although we believe we currently have a diversified customer base, we may become dependent upon a few key customers in the future, especially in particular trades, such that we would generate a significant portion of our revenue from a relatively small number of customers. Any inability to retain or replace our existing customers may have a material adverse effect on our business, financial condition, and results of operations.

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

Risks related to operating our vessel fleet

We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with our chartering of vessels are unpredictable.

We charter-in most of our fleet. As of December 31, 2024, of the 145 vessels through which we provide transport services globally, 131 are chartered (accounted as right-of-use assets under the accounting guidance of IFRS 16), which represents a percentage of chartered vessels that is significantly higher than the industry average of 42% (according to Alphaliner). Any rise in charter hire rates could adversely affect our results of operations.

While there have been fluctuations in the demand in the container shipping market, during 2024, charter demand remained very high for most vessel sizes, leading to an imbalance in supply and demand and a shortage of vessels of over 4,250 TEU available for hire, increased charter rates and longer charter periods dictated by owners, and we took steps to adjust our vessel capacity in response. See “Item 4.B – Business Overview – Our vessel fleet.”

We are a party to a number of other long-term charter agreements and may enter into additional long-term agreements based on our assessment of current and future market conditions and trends. As of December 31, 2024, 73.3% of our chartered-in vessels (or 83.7% in terms of TEU capacity) have a remaining charter period that exceeds one year, and we may be unable to take full advantage of short-term reductions in charter hire rates with respect to such longer-term charters. In addition, in the future we may substitute a short-term charter of one year or less with a long-term charter exceeding one year, which could cause our costs to increase quickly compared to competitors with longer-term charters or owned vessels. To the extent we replace vessels that are chartered-in under short-term leases with vessels that are chartered-in under long-term leases or that are owned by us, the principal amount of our long-term contractual obligations would increase. There can be no assurance that the terms of any such long-term leases will be favorable to us in the long run.

We may face difficulties in chartering or owning enough vessels in the future, including large vessels, to support our growth strategy due to the possible shortage of vessel supply in the market.

Charter rates for container and car carrier vessels are volatile. If we are unable in the future to charter vessels of the type and size needed to serve our customers efficiently on terms that are favorable to us, if at all, this may have a material adverse effect on our business, financial condition, results of operations and liquidity.  Furthermore, container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels as, among other factors, larger vessels provide increased capacity and fuel efficiency per carried TEU (assuming full vessel utilization). As a result, carriers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels in excess of 12,500 TEUs represented approximately 73% of the current global orderbook based on TEU capacity as of December 31, 2024, and approximately 37% of the global fleet based on TEU capacity consists of vessels in excess of 12,500 TEUs as of  December 31, 2024. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade, will enable the transfer of existing, large vessels to other shipping lines on which smaller vessels typically operate. Such transfer, which is referred to as “fleet cascading,” may in turn generate similar effects in the smaller trades in which we operate. Other than ten 15,000 TEU LNG dual-fuel container vessels we long-term charter from Seaspan Corporation (see “Item 4.B – Business Overview – Our vessel fleet - Strategic Chartering Agreements”), we do not currently have additional agreements in place to procure or charter-in large container vessels (in excess of 12,500 TEU), and the continued deployment of larger vessels by our competitors will adversely impact our competitiveness if we are not able to charter-in, acquire or obtain financing for such vessels on attractive terms or at all. Additionally, our status as an Israeli company has limited, and may continue to limit, our ability to charter vessels from certain vessel owners. This risk is further exacerbated as a result of our difficulties faced in participating in certain alliances and thereby accessing larger vessels for deployment. Even if we are able to acquire or charter-in larger vessels, we cannot assure you we will be able to achieve utilization of our vessels necessary to operate such vessels profitably.

Rising energy and bunker prices (including LNG) may have an adverse effect on our results of operations.

Fuel and energy expenses, in particular bunker expenses, represent a significant portion of our operating expenses, accounting for 28.5%, 28.3% and 30.1% of our operating expenses and cost of services for the years ended December 31, 2024, 2023 and 2022, respectively. Bunker price moves in close interdependence with crude oil prices, which have historically exhibited significant volatility. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond our control, particularly economic developments in emerging markets such as China and India, the U.S.-China trade war, the Russian-Ukraine conflict, the military conflicts in the Middle East and sanctions enacted on seaborne imports of Russian crude oil and petroleum product, concerns related to the global recession and financial turmoil, rising inflation, interest rates fluctuations, policies of the Organization of the Petroleum Exporting Countries (OPEC) and other oil producing countries and production cuts, sanctions on Iran by the U.S. and others, consumption levels of other transportation industries such as the aviation, rail and car industries, and ongoing political tensions and acts of terror in key production countries such as Libya, Nigeria and Venezuela. Crude oil prices have remained at approximately the same levels at an annual average of $81 per barrel in 2024, compared to $83 per barrel in 2023. Similarly, Very Low Sulfur Fuel Oil (VLSFO) decreased slightly by 2% in 2024 compared to 2023 (based on prices in Singapore according to Platts Market Data). Any further deterioration of geopolitical and economic factors may lead to an increase in bunker prices.

In accordance with our ESG strategy and strategic long-term charter agreements (See “Item 4.B – Business Overview – Our vessel fleet – Strategic Chartering Agreements”), we long-term chartered 28 LNG dual fuel container vessels, all of which have already been delivered to us. In August 2022 we have announced the signing of a ten-year marine LNG sale and purchase agreement with Shell NA LNG, LLC, or Shell, to supply LNG to our ten 15,000 TEU LNG vessels chartered from Seaspan,  deployed on ZIM’s Container Service Pacific (ZCP) on the Asia-USEC trade. In September 2024 we entered into a Heads of Agreement (after which we entered into a definitive agreement in December 2024) to supply LNG to our operated 8,000 class TEU LNG vessels, deployed on the ZIM Ecommerce Baltimore Express (ZBX) trade. In accordance with both agreements, Shell agreed to sell and deliver, and we agreed to purchase and accept, LNG in quantities, quality, specifications, and prices as specified in the agreement. Each agreement is for a period of ten years from the date of the first bunkering operation executed by the parties. These agreements may be terminated with immediate effect by either party in the event of a material breach by the other party that has not been cured within 30 days of written notice thereof. In March 2023 we announced the successful LNG bunkering of the first 15,000 TEU LNG dual fuel vessel delivered to us, ZIM Sammy Ofer, in Kingston Freeport Terminal, Jamaica.  The sale and purchase agreements described above are estimated by us to be valued in aggregate at more than $1.7 billion for the duration of their respective ten-year terms. If these agreements are terminated (due to a breach of either party), we may not be able to supply our LNG fueled vessels with enough of LNG fuel required for their operation, and we will need to shift back to crude oil-based fuels, or alternatively, we may be required to buy LNG at the then market terms, which could be on worse terms for us compared to the terms of our agreements with Shell. In addition, changes in the U.S. LNG export policies may impact the availability of global LNG supply, and our ability to purchase LNG on market terms. Our operations may be significantly affected by the supply and demand conditions of the LNG global trade market, and we may need to rely on other LNG suppliers to supply LNG for our other LNG container vessels.

In recent years, there has been a significant increase in environmental regulation aimed to lower the levels of air polluting fuel consumption. For example, the IMO 2020 Regulations, in effect from January 1, 2020, require all ships to burn fuel with a maximum sulfur content of 0.5%, which is a significant reduction from the previous threshold of 3.5%. In addition, certain geographic regions were declared as Emission Control Areas (ECAs) under the MARPOL Convention, Annex VI and require ships to burn fuel with a maximum sulfur content of 0.1% upon entry to territorial waters. As a result, we have implemented a New Bunker Factor, or NBF, surcharge, in December 2019, intended to offset the additional costs associated with compliance with the IMO 2020 Regulations and other applicable low sulfur requirements. See “Item 3.D – Risk factors – Climate change and GHG restrictions may adversely affect our operating results.”

A rise in bunker prices (including LNG) could have a material adverse effect on our business, financial condition, results of operations and liquidity. Historically and in line with industry practice, we have imposed from time to time surcharges such as the NBF and New Emissions Factor, or NEF, over the base freight rate we charge to customers in part to minimize our exposure to certain market-related risks, including bunker price adjustments. However, there can be no assurance that we will be successful in passing on future price increases to customers in a timely manner, either for the full amount or at all.

Our bunker consumption is affected by various factors, including the number of vessels being deployed, vessel capacity, pro forma speed, vessel efficiency, the weight of the cargo being transported, port efficiency and sea conditions. We have implemented various optimization strategies designed to reduce bunker consumption, including operating vessels in “super slow steaming” mode, trim optimization, hull and propeller redesigning, polishing and sailing rout optimization. Additionally, we may sometimes manage part of our exposure to bunker price fluctuations by entering into hedging arrangements with reputable counterparties. Our optimization strategies and hedging activities may not be successful in mitigating higher bunker costs, and any price protection provided by hedging may be limited due to market conditions, such as choice of hedging instruments, and the fact that only a portion of our exposure is hedged. There can be no assurance that our hedging arrangements, if taken, will be cost-effective, will provide sufficient protection, if any, against rises in bunker prices or that our counterparties will be able to perform under our hedging arrangements.

As vessel owners we may incur additional costs and liabilities for the operation of our vessel fleet.

Although we charter most of our fleet, we currently own fifteen vessels. We purchased eight vessels during 2021 in several separate transactions in addition to the one vessel already previously owned, then purchased five additional vessels in February 2024 and then we entered into a purchase agreement for two additional 8,500 TEU vessels in January 2025, both of which were previously chartered to us. To date, we have taken possession and title of one of the vessels purchased in January 2025 and expect to complete the acquisition of the second vessel by May 2025. We may purchase additional vessels, depending on market terms and conditions and on our operational needs. As a vessel owner we may incur additional costs due to maintenance and regulatory requirements, most of them described in this Item 3.D and elsewhere of this Annual Report. In addition, we may incur additional insurance costs as a result of operating our owned vessels in combat and unstable geographic zones. In addition, as vessel owners we may be exposed to higher risks due to our responsibility to the crew and operational condition of the vessel. We intend to mitigate these vessel owner liability risks by acquiring adequate insurance policy, however our insurance policy may not cover all or part of our costs. See also below “ – Our insurance may be insufficient to cover losses that may occur to our property or result from our operations”.

There are numerous risks related to the operation of any sailing vessel and our inability to successfully respond to such risks could have a material adverse effect on us.

There are numerous risks related to the operation of any sailing vessel, including dangers associated with potential marine disasters, operations in war zones, mechanical failures, collisions, lost or damaged cargo, poor weather conditions (including severe weather events resulting from climate change), the content of the load, exceptional load (including dangerous and hazardous cargo or cargo the transport of which could affect our reputation), meeting deadlines, risks of documentation, maintenance and the quality of fuel, terrorist attacks and piracy. For example, we incurred expenses of $34.5 million in respect of claims and demands for lost and damaged cargo, vessels and war risks for the year ended December 31, 2024. Such claims are typically insured and our deductibles, both individually and in the aggregate, are typically immaterial. In addition, in the past, our vessels have been involved in collisions resulting in loss of life and property as well as weather-related events which damaged our cargo.

The occurrence of any of the aforementioned risks could have a material adverse effect on our business, financial condition, results of operations or liquidity and we may not be adequately insured against any of these risks. For more information about our insurance coverage, see the risk factor entitled “ – Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.” For example, acts of piracy have historically affected oceangoing vessels trading in several regions around the world. Attacks similar to those in the Red Sea by the Houthi rebels, potential acts of piracy, and acts of terrorism, continue to be a risk to the international container shipping industry that requires vigilance. Additionally, our vessels may be subject to attempts by smugglers to hide drugs and other contraband onboard. If our vessels are found with contraband, whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties as well as suffer damage to our reputation, which could have an adverse effect on our business, results of operations and financial condition.

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

While all of our insurers and P&I clubs are highly reputable, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim, especially with respect to war risks, the insurance cost for which has risen sharply recently as a result of the military tension and escalation in the Middle East. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel or other equipment in the event of a loss.. In addition, there are restrictions on the use of insurance proceeds we may receive from claims under our insurance policies. We may also be subject to supplementary calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the P&I clubs through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our P&I clubs, even though unexpected additional premiums are usually at reasonable levels as they are distributed among a large number of ship owners. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. While we do not operate any tanker vessels, a catastrophic oil spill or a marine disaster could, under extreme circumstances, exceed our insurance coverage, which might have a material adverse effect on our business, financial condition and results of operations.

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

The shipping industry is subject to extensive regulation that changes from time to time and that applies in the jurisdictions in which shipping companies are incorporated, the jurisdictions in which vessels are registered (flag states), the jurisdictions governing the ports at which vessels call, as well as regulations by virtue of international treaties and membership in international associations. As a global container shipping company, we are subject to a wide variety of international, national and local laws, regulations and agreements. As a result, we are subject to extensive government regulation and standards, customs inspections and security checks, international treaties and trade prohibitions and sanctions, including laws and regulations in each of the jurisdictions in which we operate, including those of the State of Israel, the United States, the International Safety Management Code, or the ISM Code, and the European Union. Such extensive regulation could also become more and more restrictive or less permissive from time to time, such as, for example, the OSRA enactment and the non-renewal of maritime block exemptions for operational agreements between carriers in several jurisdictions. Furthermore, in recent years several countries have been promoting legislation intended to provide an advantage to local and/or national shipping industry participants over foreign carriers. For example, in the U.S., the USTR has recently proposed a fee of up to $1.5 million on Chinese vessel operators or Chinese-built vessels calling U.S. ports, as well as other flag-vessel related restrictions. A significant portion of the vessels we operate were built in China, and if this proposal is adopted, we may incur substantial additional operating expenses which may not be recoverable from our customers, thus adversely affecting our business, results of operations and financial condition.  In India, a new legislative initiative includes the extension of the applicable competition block exemption for vessel sharing agreements, provided that: (i) at least 5% of the total space of the vessel sharing agreement is carried by Indian flag vessels; and (ii) at least 5% of the total space available in such vessel sharing agreement is allocated to an Indian non-vessel operating common carrier (NVOCCs) entity. In Bangladesh, legislation was passed requiring at least 50% of the sea-borne cargoes relating to foreign trade be carried by Bangladesh flag vessels.  These legislative proposals and regulations, including any future similar legislation which may be adopted in other jurisdictions, may place us and other foreign carriers at a disadvantage in certain countries and adversely affect our business. For additional information, see below – “We are subject to competition and antitrust regulations in the countries where we operate, have been subject to antitrust investigations by competition authorities in the past and may be subject to antitrust investigations in the future. Moreover, we rely on applicable competition exemptions for operational agreement with other carriers, and the revocation of these exemptions could negatively affect our business and ability to conduct our business.”

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

We are subject to competition and antitrust regulations in each of the countries where we operate. In some of the jurisdictions in which we operate, operational partnerships among shipping companies are generally exempt from the application of antitrust laws, subject to the fulfillment of certain exemption requirements. We are a party to numerous operational partnerships and view these agreements as competitive advantages in response to the market concentration in the industry as a result of mergers and global alliances. An amendment to or a revocation of any of the exemptions for operational partnerships that we rely on could negatively affect our business and results of operations. Specifically, Commission Regulation (EC) No 906/2009, or the Consortia Block Exemption Regulation (CBER), exempted certain cooperation agreements in the liner shipping sector (such as operational cooperation agreements), from the prohibition on anti-competitive agreements contained at Article 101 of the Treaty on the Functioning of the European Union (TFEU), and expired in April 2024. Similarly, the United Kingdom’s Competition and Markets Authority (CMA) did not enact a UK block exemption that would replace the CBER following Brexit. Although we currently do not believe this will have a material impact on our operations as currently conducted, the non-renewal of the block exemption regulation in the EU and UK may increase our legal costs, and the legal uncertainty stemming from such inaction may delay the implementation of operational cooperation agreements, thus potentially limiting our ability to enter into cooperation arrangements with other carriers. In addition, the non-renewal of the existing CBER raises concerns of a “domino effect” for the non-renewal or the shortening the effective period of similar block exemption regulations in other jurisdictions, including Israel (similarly to the UK). Any of the above could adversely affect our business, financial condition and results of operations.

The spike in freight rates and related charges during 2021 and the first half of 2022 has resulted in increased scrutiny and enforcement actions by governments and regulators around the world, including the FMC and the ministry of transportation in China. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) signed into law in June 2022 mandates a series of rulemaking projects by the Federal Maritime Commission (FMC) and in February 2023, the FMC published a final rule that prohibits the collection of detention and demurrage from U.S. truckers and consignees on import, which may affect our ability to effectively collect these fees from our customers, heighten the risk of civil litigation against us and adversely affect our financial results. In July 2024, the FMC published a final rule concerning the definition of unreasonable refusal to deal or negotiate with respect to vessel space accommodations, which may limit our ability to refuse shipments under certain circumstances due to commercial or operational considerations. If we are found to be in violation of the applicable regulation, we could be subject to various sanctions, including monetary sanctions.

We are also subject from time to time to civil litigation relating, directly or indirectly, to alleged anti-competitive practices and may be subject to additional investigations by other competition authorities. For example, in September 2022, an FMC complaint was filed against us claiming we overcharged detention and demurrage fees in violation of the FMC’s interpretive Rule on Detention and Demurrage of May 18, 2020, and we expect the FMC panel to issue a ruling on this matter this year. These types of claims, actions or investigations could continue to require significant management time and attention and could result in significant expenses as well as unfavorable outcomes which could have a material adverse effect on our business, reputation, financial condition, results of operations and liquidity. For further information, see “Item 4.B – Business Overview – Legal Proceedings” and Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons around the world for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. On February 10, 2025, U.S. President Donald Trump issued an executive order and fact sheet suspending the initiation of new FCPA investigations and enforcement actions for a period of 180 days and directing the U.S. Department of Justice to review pending investigations, and therefore future enforcement trends or policies are unclear at this time.  Our anti-bribery and anti-corruption compliance plan mandates compliance with these anti-bribery laws, establishes anti-bribery and anti-corruption policies and procedures, imposes mandatory training on our employees and enhances reporting and investigation procedures. We operate in many parts of the world that are recognized as having governmental and commercial corruption. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International container shipments are subject to security and customs inspection and related procedures in countries of origin, destination, and certain transshipment points. These inspection procedures can result in cargo seizures, delays in the loading, offloading, transshipment, or delivery of containers, and the levying of customs duties, fines or other penalties against us as well as damage our reputation. Changes to existing inspection and security procedures, including as a result of political or public pressure, could impose additional financial and legal obligations on us or our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. For example, in December 2023, a criminal complaint was filed against us calling for an investigation into an alleged violation of local laws in connection with certain military cargo we carried on board at the time we arrived to the relevant jurisdiction. We cannot assess the outcome of this proceeding at this time. See Note 27 of our audited consolidated financial statements included elsewhere in this Annual Report for more information on this and other pending legal proceedings we are a party to. If, as a result of any government investigations, we are found to be in violation of the applicable regulation, we could be subject to criminal, civil and monetary sanctions. Any such changes or developments, including in our pending legal proceedings, may have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to environmental regulations and failure to comply with these regulations could have a material adverse effect on our business. In addition, Environmental, Social and Governance (ESG) regulation and reporting is expected to intensify in the future, which could increase our operating expenses.

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

If we fail to comply with any environmental requirements applicable to us, we could be exposed to, among other things, significant environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could result in the termination or suspension of, and substantial harm to, our operations and reputation. For example, in September 2022 we were approached by a state regulatory agency indicating to us that we did not meet the local environmental regulation and provided an initial informal assessment as to our scope of liability. We are currently conducting negotiations with such authority to settle this matter. See Note 27 of our audited consolidated financial statements included elsewhere in this Annual Report. Additionally, environmental laws often impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including remediation costs and natural resource damages, as well as third-party damages, personal injury and property damage claims in the event there is a release of petroleum or other hazardous substances from our vessels, or otherwise, in connection with our operations. We are required to satisfy insurance and financial responsibility requirements for potential petroleum (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations and financial condition. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels and events of this nature could have a material adverse effect on our business, reputation, financial condition and results of operations.

Furthermore, we are subject to limits imposed by IMO regulations on the maximum sulfur content of our fuel, as well as other GHG regulations such as the EU Emission Trade System and FuelEU Regulation. See- “Rising energy and bunker prices (including LNG) may have an adverse effect on our result of operations” and “Climate change and GHG restrictions may adversely affect our operating results.”

We may also incur additional compliance costs relating to existing or future ESG requirements, which have recently intensified and are expected to intensify in the future, and which could have a material adverse effect on our business, results of operations and financial conditions.  Environmental or other incidents may result in additional regulatory initiatives, statutes or changes to existing laws that could affect our operations, require us to incur additional compliance expenses, lead to decreased availability of or more costly insurance coverage, and result in our denial of access to, or detention in, certain jurisdictional waters or ports. We may also become subject to legal mandates to disclose climate-related risks, GHG emissions data or other ESG-related information. For further information on the environmental regulations we are subject to and ESG (sustainability), see “Item 4.B – Business Overview – Regulatory matters – Environmental and other regulations in the shipping industry.”

Regulations relating to ballast water discharge may adversely affect our results of operation and financial condition.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the international oil pollution prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019, but no later than September 9, 2024. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms (ballast water management systems). All vessels constructed on or after September 8, 2017, are required to comply with the D-2 standards. To date, all of our owned vessels are installed with on-board ballast systems, however any additional requirements may subject us to additional costs of compliance and adversely affect our results of operation and financial condition. New guidance on ballast water which entered into effect in February 2025 as well as further guidance expected to become effective in October 2025 address ballast water record keeping, approval of electronic record book systems and vessel-specific declaration requirements applicable to electronic ballast water record keeping.

We are also subject to U.S. regulations with respect to ballast water discharge. Although the 2013 Vessel General Permit (VGP) program and The National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (VIDA), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP. In October 2024, the EPA published the final standards of performance under VIDA. Pursuant to VIDA, these standards will become effective upon the U.S. Coast Guard’s issuance of corresponding implementation, compliance and enforcement regulations regarding ballast water within two years of the EPA’s publication of proposed rulemaking. Accordingly, all provisions of the 2013 VGP will remain in force and effect until the USCG regulations under VIDA are finalized. Furthermore, we are also subject, and may be subject in the future, to local or state ballast regulation. For example, on January 1, 2022, new ballast water management requirements entered into effect in California. State enacted requirements may include more stringent standards than the proposed requirements and standards set forth by the EPA and U.S. Coast Guard. New federal and state regulations could require the installation, or further improvement of already installed ballast management systems, or place new requirements and standards which may cause us to incur substantial costs.

Climate change and GHG restrictions may adversely affect our operating results.

Many governmental bodies have adopted, or are considering the adoption of, international, treaties, national, state and local laws, regulations and frameworks to reduce GHG emissions due to the concern about climate change. These measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In November 2016, the Paris Agreement, which resulted in commitments by 197 countries to reduce their GHG emissions with firm target reduction goals, came into force and could result in additional regulation on shipping. The IMO has been developing a comprehensive strategy on reduction of GHG emissions from ships. In addition, several non-governmental organizations and institutional investors have undertaken campaigns with respect to climate change, with goals to minimize or eliminate GHG emissions through a transition to a low- or zero-net carbon economy.

For example, on November 1, 2022, new amendments to the MARPOL Annex VI entered into effect and introduced new energy efficiency and CO2 emissions requirements relating to Existing Ship Energy Index (EEXI), which is a vessel’s energy efficiency rating compared to a baseline, and Operational Carbon Intensity Indicator (CII), which is a rating based on the vessel’s GHG emissions relative to distance traveled and cargo carrying capacity, for both new and existing vessels. Compliance with the new regulation, which became mandatory as of January 1, 2023, involves additional costs and the implementation of optimization strategies such as slow steaming, which may increase our vessels’ voyage transit times. Further, on January 1, 2024, the European Union’s Emissions Trading System, or ETS, entered into effect for the maritime industry and sets a limit on the total amount of GHGs that we as a shipping company are permitted to emit en route to or from European Union members’ ports. Such cap is expressed in emission allowances, where one allowance gives the right to emit one ton of carbon dioxide equivalent. Each year, we will be required to surrender enough allowances to fully account for our emissions, otherwise we will be subject to heavy fines. The ETS Regulations require us to purchase and surrender allowances equal to a percentage of our emissions that is 70% of reported emissions in 2025 and will increase to 100% of reported emissions in 2026. We have implemented a New Emission Factor, or NEF, surcharge, intended to shift the additional costs associated with compliance with the ETS Regulations to our customers.

Additionally, the new FuelEU Maritime Regulation (Regulation (EU) 2023/1805), which entered into effect in January 2025, sets requirements for the annual average GHG intensity of energy used by vessels trading within the European Union or European Economic Area. This regulation requires carriers to perform a gradual reduction in the GHG intensity of energy used by vessels at European ports from a baseline GHG intensity level derived from 2020 data, starting with a 2% reduction from the baseline by 2025 and reaching 80% by 2050. As a result, vessels will be required to shift to lower emission fuels instead of traditional marine fuels. We intend to recover the additional costs associated with this regulation by increasing the relevant bunker surcharges applied to our customers. However, there is no assurance that any of the surcharges described or the increase of applicable surcharges will enable us to mitigate the possible increased costs, in full or at all. The IMO 2020, ETS, the FuelEU Regulations or any additional air emissions or bunker regulation with which we must comply may cause us to incur substantial additional operating costs. See – “Regulatory Matters – European Union requirements.”

Compliance with laws, regulations and obligations relating to climate change, including as a result of such international negotiations, as well as the efforts by non-governmental organizations and investors, could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our GHG emissions, or administer and manage a GHG emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

We operate in various jurisdictions and may be subject to the tax regimes and related obligations in the jurisdictions in which we operate or do business. Changes in tax laws, bilateral double tax treaties, regulations and interpretations could adversely affect our financial results. The tax rules of the various jurisdictions in which we operate or conduct business often are complex, involve bilateral double tax treaties and are subject to varying interpretations. Specifically, Pillar Two rules, which were introduced in December 2022 by the OECD and are substantially in effect since January 1, 2024 in some of the jurisdictions in which we operate,  are intended to ensure that large multinational enterprises (MNEs) pay a minimum level of tax on the income arising in each such jurisdiction. While Pillar Two model rules are not intended to be applied to international shipping income, they may apply to other sources of our income. While we do not expect any potential exposure to Pillar Two taxes, we may be subject to additional and/or higher tax payments as a result of this regulation, whether due to any amendment or due to the absence of applicable safe harbor exemptions to us and/or our subsidiaries.

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

Our ability to generate cash flow from operations to cover our operational costs and to make payments in respect of our obligations, financial liabilities (mainly lease liabilities) and operational needs will depend on our future performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions and the health of the shipping industry. If we are unable to generate sufficient cash flow from operations to satisfy our obligations, liabilities and operational needs, we may need to borrow funds or undertake alternative financing plans, or to reduce or delay capital investments and other costs. It may be difficult for us to incur additional debt on commercially reasonable terms due to, among other things, our financial position and results of operations and market conditions. Specifically, we have incurred substantial debt as part of our strategy to renew and improve our fleet by long-term chartering 46 newbuild vessels, including 28 TEU LNG fueled vessels, and we may may incur substantial debt in the future if we purchase or long-term charter additional vessels. Although as of December 31, 2024, our cash position was strong with liquidity of $3.1 billion, our potential inability to generate sufficient cash flows from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on our business.

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

We recognized an impairment loss of approximately $2.1 billion in the third quarter of 2023. For each of the years ended December 31, 2024 and 2022, we did not recognize any impairment loss (or recovery) in our financial statements. With respect to the impairment analysis carried out during the years ended December 31, 2024 and December 31, 2023, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report. We cannot assure that we will not recognize additional impairment losses in future years. If an impairment loss is recognized, our results of operations will be negatively affected. Should freight rates decline significantly or we or the shipping industry experience adverse conditions, this may have a material adverse effect on our business, results of operations and financial condition, which may result in us recording an impairment charge.

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

Risks related to our operations in Israel

We are incorporated and based in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel and the Middle East. Specifically, the current war between Israel and Hamas and Iran and Iranian-backed proxies may adversely affect our business.

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

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East, and we may not be able to obtain adequate insurance if events escalate further. The Israeli government currently provides compensation only for physical property damage caused by terrorist attacks or acts of war, based on the difference between the asset value before the attack and immediately after the attack or on any cost of repairing the damage, whichever is lower, but we cannot assure that this coverage will be maintained or that it will sufficiently cover any of our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Further, due to the Israel-Hamas war, a special war risk insurance premium was levied on our owned and chartered vessels calling Israel’s territorial water and ports. We have applied a war surcharge on our customers in an attempt to offset the cost associated with the payment of this war risk insurance premium; however, there is no assurance that this surcharge will enable us to mitigate the possible increased costs in full or at all.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel, its neighboring countries and terror organizations which are today considered to be mostly backed by Iran. Terrorist activity and acts of violence were perpetrated against Israel since its establishment, including from its northern border, Gaza, West Bank and East Jerusalem. On October 7, 2023, Hamas terrorists launched a surprise attack and invaded southern Israel from Gaza under the cover of a barrage of missiles launched into southern Israel, targeting the Israeli civilian population and local military forces, and taking hostages into the Gaza strip. In response to this assault, Israel declared war on Hamas and the Israeli Defense Force  invaded the Gaza strip.  In January 2025 Israel and Hamas declared a ceasefire and a hostage release deal in exchange for Palestinian prisoners.

In response to the Israel-Hamas war, other terror organizations such as Hezbollah in Lebanon and the Houthis in Yemen, both backed by Iran, have launched missile and drone attacks against Israel as part of what they have referred to as “axis of resistance” and in support of Gaza. Further, in Yemen, the Houthis have attacked vessels in the Red Sea suspected by them to be either linked to Israel or to call Israeli ports. Following the ceasefire with Hamas in January 2025, the Houthis announced they will not continue their attacks in the Red Sea other than against Israeli affiliated vessels so long as this ceasefire is upheld, but threats of resuming the attacks have recently been made by the Houthi rebels, and the situation remains volatile and unpredictable. Israel has also carried out four rounds of air strikes against the Houthis in retaliation for the drones and missiles launched by the Houthis. In September 2024 Israel retaliated against Hezbollah by targeting and killing many members of the Hezbollah’s senior leadership and launched a ground invasion to south of Lebanon to dismantle terror tunnels and military equipment used by Hezbollah to target Israeli towns on its northern border. Though Israel and Hezbollah declared a ceasefire in November 2024, military tensions continue.

Iran attacked Israel twice, in April and October 2024, by launching a barrage of hundreds of missiles and drones towards Israel’s territory each time. The attacks were mostly intercepted, and in October 2024 Israel retaliated by launching air strikes against various military and strategic sites in Iran. Iran is cultivating a strategy dedicated to annihilating the State of Israel through proxy militia groups across the Middle East and is believed to have strong influence over the terror organizations known as Hamas in Gaza, Hezbollah in Lebanon, Houthis in Yemen and pro-Iranian militia groups in Iraq. Furthermore, Iran is believed to be in advanced stages of obtaining nuclear weapon capabilities, which if completed, will pose a direct threat against the State of Israel.

Political uprisings, social unrest and violence in the Middle East and North Africa, including Egypt, have affected and continue to affect the political stability of those countries and the Middle East as a whole. In December 2024, groups of rebel militia succeeded in toppling down Bashar al-Assad’s regime in Syria, which was backed by Iran. The rebels are led by Hay’at Tahrir al-Sham, a radical Islamist group initially aligned with the terrorist groups Al Qaida and the Islamic State (ISIS), which poses a threat against Israel and Israel’s northern-east border. Moreover, Turkey, who declared a boycott on trade with Israel following the outbreak of the war in Gaza, is considered to have considerable influence in Syria after the change of regime, which may increase the risk of future confrontation with Israel.

This instability, especially the recent conflicts, has raised concerns regarding security in the region and the potential for further escalated armed conflicts. In addition, during 2024, multiple rating agencies downgraded Israel’s credit rating and have lowered Israel’s outlook from stable to negative, which increases the risk of increased interest rates, currency fluctuations, inflation, securities market volatility and uncertainty as to the scope of future investments in Israel.

The escalation of the war, the actual or perceived breach of the recently announced ceasefires between Israel and Hamas or Hezbollah, any new armed conflicts or hostilities in Israel or neighboring countries or a direct military war between Israel and Iran could increase the disruptions in our operations, including significant employee absences, failure of our information technology systems and cyber-attacks, which may lead to the shutdown of our headquarters in Israel for an unknown period of time. Although we maintain an emergency plan, such events can have material effects on our operational activities. Any future deterioration in the security or geopolitical conditions in Israel or the Middle East could adversely impact our business relationships and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity. If our facilities, including our headquarters, become temporarily or permanently disabled by an act of terrorism or war, it may be necessary for us to develop alternative infrastructure and we may not be able to avoid service interruptions. Additionally, our owned and chartered-in vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of, or bring essential supplies and services to, the State of Israel. Israeli legislation also allows the State of Israel to use our vessels in times of emergency. Any of the aforementioned factors may negatively affect us and our results of operations.

Moreover, following the terror attack by Hamas on October 7, 2023, protests in support of Palestinians and Hamas and against Israel have erupted in the Middle East and western counties, including the U.S. Israel has since been target of sanctions and other legal actions, and arrest warrants have been brought against its leaders and its citizens before the International Criminal Court (ICC) in the Hague. Anti-Israel demonstrations and attacks against Israelis and Jewish communities have increased dramatically across the globe. The increased negative public opinion against Israel across the world may cause countries, corporations and organizations to limit their business activities with Israeli-linked businesses or deter them from expanding existing engagements. Our status as an Israeli company may limit our ability to cross the Suez Canal given the threat of Houthi attacks, call certain ports and enter into alliances or operational partnerships with certain shipping companies, which has historically adversely affected our operations and our ability to compete effectively within certain trades.

The war in Israel and the Middle East follows a period of internal civil controversy and protest in Israel over a judicial reform proposal introduced by the Israeli government in January 2023. The judicial reform has sparked a significant backlash both inside and outside of Israel, led to civil protest and raised economic concerns, and was challenged by an appeal made to the Israeli supreme court. In January 2024, the Israeli Supreme Court ruled that the portion of the judicial reform previously legislated by the Israeli parliament, the Knesset, in an attempt to limit judicial review of government actions, is stricken down as unconstitutional. New attempts to relaunch the judicial reform by government officials or parliament members may reignite the internal civil protest and escalate economic concerns.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2024, we had approximately 860 employees based in Israel, certain of whom are currently called upon for military service duty due to the war for an unlimited period, and more may be called in the future if the war continues or in other emergency circumstances. Further, some of our employees are called upon to perform several weeks of annual military reserve duty until they reach the age qualifying them for an exemption (generally 40 for men who are not officers or do not have specified military professions, although recently the Israeli government published a possible plan to extend military reserve service duty to the age of 46). Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and operations.

Our risks associated with our Israeli affiliation may enhance and further increase other risk factors detailed in this Annual Report.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if shares constituting less than 5% of the issued share capital are not tendered. Completion of a full tender offer also requires acceptance by a majority of the offerees that do not have a personal interest in the tender offer, unless less than 2% of the company’s outstanding shares are not tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the full tender offer, petition an Israeli court to alter the consideration for the shares. In addition, special tender offer requirements may also apply upon a purchaser becoming a holder of 25% or more of the voting rights in a company (if there is no other shareholder of the company holding 25% or more of the voting rights in the company) or upon a purchaser becoming a holder of more than 45% of the voting rights in the company (if there is no other shareholder of the company who holds more than 45% of the voting rights in the company). These provisions of Israeli law could have the effect of delaying or preventing a change in control in us or obstructing or impeding a third party from acquiring us or some of our shareholders from electing individuals to our board of directors, even if doing so would be considered beneficial by some of our shareholders, and may limit the price that investors are willing to pay for our ordinary shares.

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

Our articles of association provide that unless we consent in writing to the selection of an alternative forum, and other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert in the courts of the State of Israel, with respect to any causes of action arising under the Securities Act or the Exchange Act, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Our articles of association further provide that unless we consent in writing to the selection of an alternative forum, the Haifa District Court will be the exclusive forum for the following: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees, to us or to our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law 5759-1999 (the “Companies Law”) or the Israeli Securities Law of 1968.

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

General risk factors

We face cyber-security risks.

Our business operations rely upon secure information technology systems for data processing, storage and reporting. As a result, we maintain information security policies and procedures for managing our information technology systems. Despite security and controls design, implementation and updates, our information technology systems may be subject to cyber-attacks, including, network, system, application and data breaches. A number of companies around the world, including in our industry, have been the subject of cyber-security attacks in recent years. For example, one of our peers experienced a major cyber-attack on its IT systems in 2017, which impacted such company’s operations in its transport and logistics businesses and resulted in significant financial loss. As an Israeli company, we are a potential target for a cyber-attack, as cyber-attacks against Israeli entities have increased following the outbreak of war between Israel and Hamas. Other Israeli companies are facing cyber-attack campaigns, and it is believed the attackers may be from hostile countries. Cyber-attacks are becoming increasingly common and more sophisticated, and may be perpetrated by computer hackers, cyber-terrorists or others engaged in corporate espionage.

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

In addition, the new amendment to the Israeli Privacy Protection Law of 1981, which is expected to enter into effect in August 2025, expands the legal obligations of controllers and processors of personal data, and enables the Israeli Privacy Protection Authority to enforce such obligations and to impose administrative sanctions, including monetary sanctions and, in certain circumstances, initiate criminal prosecution. The amendment further modifies and expands certain legal requirements for the protection of personal information of data subjects, and, among other things, mandates certain organizations to appoint a designated data protection officer, to oversee privacy compliance. If we are found to be in violation with this new regulation once in effect, we could be subject to enforcement actions, including negative publicity, which could adversely affect our business, financial condition and results of operations.

Our use of artificial intelligence technology, internally and in our offerings, may not be successful and may result in operational challenges, legal liability, reputational concerns and privacy and competitive risks.

We currently use and intend to leverage third parties’ artificial intelligence, or AI, applications in several of our internal processes, and the services we provide. Also, in 2024 we launched an inhouse AI development center aimed to develop, implement and improve new and automated working processes for the benefit of our customers. As this technology is becoming more prevalent, we expect to expand our use of AI in various areas of our business. Our use of AI may result in operational challenges, legal liability, reputational concerns, and privacy and competitive risks, which could result in adverse effects on our financial condition, results of operations, or reputation. For example, the models underlying our AI-powered solutions may be incorrectly or inadequately designed or implemented. They may also be trained on, or otherwise use, biased, incomplete, inaccurate, misleading, or poor-quality data or algorithms, any of which may not be easily detectable. Further, the use of generative AI processes at scale is relatively new and may lead to challenges, concerns and risks that are significant or that we may not be able to predict, especially if our use of such technologies in the development or delivery of our products or services becomes more important to our operations over time. Accordingly, our use of AI-powered solutions may inadvertently reduce our effectiveness and efficiency or generate unintentional or unexpected outputs (including any AI-generated content, analyses, or recommendations) that are, or are perceived to be, biased, incomplete, inaccurate, misleading, poor-quality, unethical, or otherwise deficient or flawed, do not match our business goals, standards, or values, do not comply with our policies or procedures, harm our brand and reputation, negatively impact consumers or otherwise interfere with the performance of our business. Further, our competitors or other third parties may incorporate AI into their business or operations more quickly or more successfully than us, which could impair our ability to compete effectively.

We may not have adequate rights to use the data on which our AI-powered solutions rely. To the extent that we do not have sufficient rights to use the data used in, or produced by, the AI-powered solutions employed in our business and operations, we may be subject to litigation by the owners of the content or other materials that comprise such data. Further, any content or other output created by us using AI-powered solutions may not be subject to copyright protection, which may adversely affect our ability to commercialize or use, or the validity or enforceability of any intellectual property rights in, such content or other output. In addition, AI technology may present new vulnerabilities of our business to cyber threats, as they serve additional means and methods to facilitate attacks by bad actors, that can easily access generative AI to create such threats. The use of AI by other companies has resulted in, and our use of AI may in the future result in, cyber-attacks, cybersecurity breaches, service outages or other similar incidents, including those that implicate the confidential and personal information of users of AI-powered solutions. If any of our employees, contractors, third-party providers or other third parties with whom we partner input confidential or personal information while using any third-party AI-powered solution in connection with our business or the products, solutions and services they provide to us, such practice may lead to the inadvertent disclosure of such confidential or personal information, which may impact our ability to realize the benefit of, or adequately obtain, maintain, protect, defend, and enforce our intellectual property in, such information or otherwise harm our competitive position, reputation or business. Any of the foregoing could adversely affect our reputation and expose us to legal liability or regulatory risks, including with respect to third-party intellectual property or privacy, publicity, contractual or other rights.

Regulation of AI is rapidly evolving worldwide as legislatures and regulators are increasingly focusing on these emerging technologies. For example, the European Union’s Artificial Intelligence Act (the “AI Act”), which entered into force on August 1, 2024, establishes, among other things, a risk-based governance framework for regulating AI systems operating in the EU. This framework categorizes AI systems, based on the risks associated with such AI systems’ intended purposes, as creating unacceptable or high risks, with all other AI systems being considered limited or low risk. There is a risk that our current or future AI-powered solutions may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability and fines or otherwise adversely affect our business, results of operations, financial condition and future prospects.

Further, in the EU, we are subject to the GDPR, which regulates our use of personal data for automated decision-making that results in a legal or similarly significant effect on an individual, and provides rights to individuals in respect of that automated decision-making. Recent case law from the Court of Justice of the European Union has taken an expansive view of the scope of the GDPR’s requirements around automated decision-making and introduced uncertainty in the interpretation of these rules. The legal obligations in this area may affect our use of AI and our ability to provide, improve or commercialize our solutions, products and services may require additional compliance measures and changes to our operations and processes, and result in increased compliance costs and potential increases in civil claims against us, any of which could adversely affect our business, results of operations, financial condition and future prospects.  See “—We are subject to data privacy laws, including the European Union’s General Data Protection Regulation, and any failure by us to comply could result in proceedings or actions against us and subject us to significant fines, penalties, judgments and negative publicity.”

It is possible that new laws and regulations will be adopted in Israel and other jurisdictions, or that existing laws and regulations may be interpreted in ways that could affect our use and provision of AI in our products, services, business and operations generally. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our products, solutions and services in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. The cost to comply with such laws or regulations could be significant and may increase our operating expenses, and we could incur liability resulting from the violation of applicable laws and regulations as well as contracts to which we are a party or civil claims.

Further, public and regulatory focus on ethical use and privacy and cybersecurity concerns regarding AI could lead to reputational damage if we fail, or are perceived to fail, to align with societal expectations or regulatory standards relating to the use of AI. Such scrutiny may result in financial or other penalties and may also erode customer trust, which is crucial for our long-term success. Although we have taken, and continue to take, steps designed to mitigate the risks associated with the use of AI in our business and operations, including, among other things, engaging with regulatory bodies, investing in compliance infrastructure and the adoption of relevant procedures, requiring human involvement in the training and monitoring of our AI-powered solutions, aligning our AI development policies and procedures with guidelines for secure development practices, and fostering transparent and ethical use of AI in our products, solutions and services, our use of AI may present ethical, reputational, technical, operational, legal, competitive and regulatory risks, any of which could adversely affect our business, financial condition and results of operations. Furthermore, the technologies underlying AI are complex and rapidly developing and, as a result, it is not possible to predict all of such risks related to our current or future use of AI. We expect our use of AI will require additional resources, including the incurrence of additional costs, to develop and maintain our products and services to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position, and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues which may arise as a result of any of the foregoing.

Labor shortages or disruptions could have an adverse effect on our business and reputation.

We employ, directly and indirectly, approximately 6,700 employees around the globe (including contract workers) as of December 31, 2024. We, our subsidiaries, and the independent agencies with which we have agreements could experience strikes, industrial unrest or work stoppages. Several of our employees are members of unions. In recent years, we have experienced labor interruptions as a result of disagreements between management and unionized employees and have entered into collective bargaining agreements addressing certain of these concerns. If such disagreements arise and are not resolved in a timely and cost-effective manner, such labor conflicts could have a material adverse effect on our business and reputation. Disputes with our unionized employees may result in work stoppage, strikes and time-consuming litigation. Our collective bargaining agreements include termination procedures which affect our managerial flexibility with re-organization procedures and termination procedures. In addition, our collective bargaining agreements affect our financial liabilities towards employees, including because of pension liabilities or other compensation terms.

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

We do not have a controlling or a dominant shareholder, which may expose us to adverse consequences.

On December 26, 2024, Kenon Holdings, Ltd., or Kenon, our largest shareholder at that time, which held 20.7% of our outstanding ordinary shares and voting power as of December 31, 2023, announced that it had sold all of its holdings of ZIM ordinary shares. As of December 31, 2024, Kenon does not hold any ZIM ordinary shares, and as of March 1, 2025, no single shareholder beneficially owns more than 10% of our ordinary shares. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between some of our shareholders, which may result in the exercise of a controlling or dominant power over our company by them. In the event a controlling group is formed and decides to exercise its controlling power over our company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of directors and key executive officers. Additionally, we may be more vulnerable to a hostile takeover bid. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our company may have an adverse impact on our business, financial conditions and results of operations. Although the Special State Share places certain requirements and restrictions on the ability of shareholders to obtain control over us, such attempts may still be successful if made pursuant to the provisions of applicable laws and our articles of association.

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

Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti-takeover effect and therefore depress the price of our ordinary shares or otherwise negatively affect our business and results of operations. In addition, the terms of the Special State Share dictate that we maintain a minimum fleet of 11 wholly owned seaworthy vessels. As of March 1, 2025, we owned 15 vessels.

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

We are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose the compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers on an individual, rather than on an aggregate, basis. Nevertheless, regulations promulgated under the Companies Law require us to disclose in the notice convening an annual general meeting (unless previously disclosed in any report by us prepared pursuant to the requirements of NYSE or any other stock exchange on which our shares are registered for trade) the annual compensation of our five most highly compensated officers on an individual basis, rather than on an aggregate basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. For information regarding reliefs relating to general meetings for companies whose securities are traded outside of Israeli, see “Item 6.C – Board practices – Amendment to Companies Regulations (Reliefs for Companies whose Securities are Traded Outside of Israel), 2000”.

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

The rules governing passive foreign investment companies, or PFICs, can have adverse effects for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. As discussed in “Taxation – U.S. federal income taxation – Passive Foreign Investment Company Rules,” we believe that we were not a PFIC for the taxable year ended December 31, 2024. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, the determination of whether we are a PFIC depends on particular facts and circumstances (such as the valuation of our assets, including intangible assets, which may be determined, in part, by reference to the market price of our ordinary shares) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In light of the foregoing, no assurance can be provided that we were not a PFIC for the taxable year ended December 31, 2024 or that we will not become a PFIC in any future taxable year. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.

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

Our Board of Directors has adopted a dividend policy, which was amended in August 2022, to distribute a dividend to our shareholders on a quarterly basis at a rate of 30% of the net quarterly income of each of the first three fiscal quarters of the year, while the cumulative annual dividend amount to be distributed by the Company (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income, all subject to our Board of Directors absolute discretion at the time of any such distribution, and the satisfaction of the applicable relevant tests under the Israeli Companies Law at the time of these distributions. On March 12, 2025, our Board of Directors approved the distribution of a cash dividend in an aggregate amount of approximately $382 million, or $3.17 per ordinary share, to be paid on April 3, 2025, to holders of ZIM ordinary shares as of March 24, 2025. During the 2024 fiscal year, we paid cash dividends on June 11, September 5 and December 9, in an aggregate amount of approximately $579 million, or $4.81 per ordinary share. The dividend distribution on December 9, 2024 included a special cash dividend of approximately $101 million, or $0.84 per ordinary share. We have also paid cash dividends in prior years. In 2023, we paid one cash dividend of approximately $769 million, or $6.40 per ordinary share, and in 2022, we paid cash dividends in an aggregate amount of approximately $3.30 billion, or $27.55 per ordinary share.

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

Our ability to pay dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits (subject to limited exceptions) and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. See “Item 8.A – Consolidated statements and other financial information – Dividends and dividend policy.”

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

Our ordinary shares have been listed on the New York Stock Exchange under the symbol “ZIM” since January 28, 2021. During 2022, 2023 and 2024 we have made dividend payments of approximately $4.65 billion in the aggregate to our shareholders.

Our legal and commercial name is ZIM Integrated Shipping Services Ltd. Our principal place of business is located at 9 Andrei Sakharov Street, P.O. Box 15067, Matam, Haifa, 3190500. The telephone number of our principal place of business is +972 4 8652111. Our website is www.zim.com. We have included our website address in this Annual Report solely for informational purposes. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov. Our agent for service of process is ZIM American Integrated Shipping Services Company, LLC, whose address is 4425 Zim Way, Virginia Beach, Virginia 23462, United States, and whose telephone number is 757-228-1300.

B.	Business Overview

Our company

We are a global container liner shipping company with leadership positions in niche markets where we believe we have distinct competitive advantages that allow us to maximize our market position and profitability. Founded in Israel in 1945, we are one of the oldest shipping liners, with 80 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.

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

As of December 31, 2024, we operated a fleet of 145 vessels and chartered-in approximately 89.9% of our TEU capacity and 90.3% of the vessels in our fleet. For comparison, according to Alphaliner, our competitors chartered-in on average approximately 42% of their fleets as of the end of 2024 (in accordance with the Alphaliner December 2024 Report). Our fleet includes ten 15,000 TEU and eighteen uniquely designed 8,000-class TEU LNG (liquified natural gas dual-fuel) container vessels which we charter on a long-term basis. Between 2021 and February 2025 we have completed the purchase of fourteen second-hand container vessels so that on March 1, 2025, we owned a total of 15 vessels of our operated fleet, including one vessel we already previously owned prior to these acquisitions. See – “Our vessel fleet”.

As of December 31, 2024, we chartered-in most of our capacity; in addition, 73.3% of our chartered-in vessels are under leases having a remaining charter duration of more than one year (or 83.7% in terms of TEU capacity). We continue to adjust our operations in response to the effects of global and regional geopolitical and economic events, including the Houthi attacks on the Red Sea, the Israel-Hamas and Russia-Ukraine wars, long terms effect of the COVID-19 pandemic and other recent geopolitical trends. Our fleet, mainly in terms of the size of our vessels, enables us to optimize vessel deployment to match the needs of both mainlane and regional routes and to ensure high utilization of our vessels and specific trade advantages. Our operated vessels have capacities that range from less than 1,000 TEUs to 15,000 TEUs. (See – “Our vessel fleet – Strategic Chartering Agreements”). Furthermore, we operate a modern and specialized container fleet, which we significantly increased during 2024, and our current container fleet capacity reaches approximately 1.1 million TEUs.

We operate across five geographic trade zones that provide us with a global footprint. These trade zones include (for the year ended December 31, 2024, of carried TEUs): (1) Transpacific (42.8%), (2) Atlantic (14.8%), (3) Cross Suez (8.8%), (4) Intra-Asia (19.9%) and (5) Latin America (13.7%). Within these trade zones, we strive to increase and sustain profitability by selectively competing in niche trade lanes where we believe that the market is underserved and that we have a competitive advantage versus our peers. These include both trade lanes where we have an in-depth knowledge, long-established presence and outsized market position as well as new trade lanes into which we are often driven by demand from our customers as they are not serviced in-full by our competitors. Several examples of niche trade lanes within our geographic trade zones include: (1) U.S. East Coast & Gulf to Mediterranean lane (Atlantic trade zone) where we maintain a 9.4% market share, (2) East Mediterranean & Black Sea to Far East lane (Cross Suez trade zone), 7.9% market share and (3) Far East (not including the Indian subcontinent) to U.S. East Coast & Gulf (Pacific trade zone), 10.7% market share, in each case according to the Port Import/Export Reporting Service (PIERS) and Container Trade Statistics (“CTS”).

During 2024 and to the date of this Annual Report, we announced the following main newly launched services and service upgrades: (1) an independent service connecting Asia to the U.S. via Vancouver (ZPX) (currently suspended); (2) a new premium express service connecting China and Los Angeles (ZX2); (3) new strategic operational cooperation with MSC covering six services on the transpacific trade and replacing the previous agreement with the 2M Alliance; and (4) the restructuring of the cross-Atlantic service in cooperation with Hapag-Lloyd.

In addition to containerized cargo, in an effort to respond to increased demand for car carrier services, and specifically to the increase in vehicle exports from China (and electric and hybrid cars in particular), we also transport vehicles (such as cars, buses and trucks) via dedicated car carrier vessels westbound from Asia, and primarily from China, Japan and South Korea. Currently, we charter fifteen car carrier vessels and we have expanded the volume and our range of services to include additional calls to ports in Europe, the Mediterranean and South America. Despite the uncertainty caused by the geopolitical situation, the outlook for the car carrier industry remains relatively positive. Global auto sales and intercontinental trade continue to grow, albeit at a slower pace than in previous years. Combined exports from Asia continue to be over one million vehicles per month. In 2025, car carrier fleet growth is estimated to continue, with an anticipated increase of approximately 10% capacity by year end.

MEDITERRANEAN - NORTH EUROPE
INTRA MEDITERRANEAN & BLACK SEA
ASIA - AMERICA
MEDITERRANEAN - NORTH AMERICA
ASIA - AMERICA
ASIA - AMERICA
INTRA AMERICA & CARIBBEAN
INTRA ASIA
ASIA - AUSTRALIA
MEDITERRANEAN - SOUTH AMERICA EAST COAST
ASIA - SOUTH AMERICA WEST COAST
ASIA - MEDITERRANEAN
ASIA AFRICA
ASIA - SOUTH AMERICA EAST COAST

As of December 31, 2024, we operated a global network of 56 weekly lines, calling at approximately 330 ports, delivering cargo to and from more than 100 countries. Our complex and sophisticated network of lines allows us to be agile as we identify markets in which to compete. Within our global network we offer value-added and tailored services, including operating several logistics subsidiaries to provide complimentary services to our customers. We continue to develop our network of additional logistics companies in order to provide comprehensive services to our customers. These subsidiaries, which we operate, among others, in China, Vietnam, Canada, Brazil, India, Singapore, Hong Kong and the U.S, are asset-light and provide services such as land transportation, custom brokerage, LCL, project cargo and air freight services. Out of ZIM’s total volume in the twelve months ended December 31, 2024, approximately 17% of our TEUs carried utilized additional elements of land transportation.

Our network is significantly enhanced by cooperation agreements with other container liner companies and alliances, allowing us to maintain a high degree of agility while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Such cooperation agreements include vessel sharing agreements (VSAs), slot purchase and slot swaps. In September 2024, we entered into a strategic collaboration with MSC, which became effective in February 2025, replacing our previous agreement with the 2M Alliance which terminated in January 2025. The new agreement covers six services on the Asia-U.S. East Coast and the Asia-U.S. Gulf Coast and approximately 23,000 weekly TEUs. Prior to this agreement, we also entered into an operational cooperation with MSC in September 2023, originally encompassing seven services on the southeast Asia-Oceana, India-East Mediterranean (currently rerouted) and East Mediterranean-North Europe trades, of which we currently jointly operate three (one in the southeast Asia-Oceana trade and two on the East Mediterranean-North Europe trade). In addition to these collaborations, we also maintain a number of partnerships with various global and regional liners in different trades. For example, in the Intra-Asia trade, we partner with both global and regional liners in order to extend our services in the region (See – “Our operational partnerships”).

We have a highly diverse and global customer base with approximately 32,700 customers (which considers each of our customer entities separately, including in instances where the entity is a subsidiary or branch of another customer, or on a non-consolidated basis) using our services. In 2024, our 10 largest customers represented approximately 14% of our freight revenues and our 50 largest customers represented approximately 31% of our freight revenues. One of the key principles of our business is our customer-centric approach and we strive to offer value-added services designed to attract and retain customers. Our strong reputation, high-quality service offering, and schedule reliability has generated a loyal customer base, with 8 of our 10 top customers in 2024 having a relationship with the Company lasting longer than 10 years.

We have focused on developing industry-leading and best in class technologies to support our customers, including improvements in our digital capabilities to enhance both commercial and operational excellence. We use our technology and innovation to power new services, improve our best-in-class customer experience and enhance our productivity and portfolio management. For example, in 2024 we launched an inhouse Artificial Intelligence (AI) development center aimed to develop, implement and improve new and automated working processes for the benefit of our customers. Several additional examples of our digital services include: (i) ZIMonitor, which is an advanced tracking device that provides 24/7 online alerts to support high value cargo; (ii) eZIM, our easy-to-use online booking platform; (iii) eZQuote, a digital tool that allows customers the ability to receive instant quotes with a fixed price and guaranteed terms; (iv) Draft B/L, an online tool that allows export users to view, edit and approve their bill of lading online without speaking with a representative; and (v) ZIMGuard, an artificial intelligence-based internal tool designed to detect possible misdeclarations of dangerous cargo in real-time.

Furthermore, we have formed a number of partnerships and collaborations with start-ups for the development of multiple engines of growth which are adjacent to our traditional container shipping business. To support and enhance our commercial partnerships and investments in technology companies, we have formed a ZIM team of professionals that specializes in the ecosystem of investing and collaborating with early-stage technology companies, and function as a “corporate venture capital”, or CVC, dedicating a substantial part of their time to such CVC activities. The members of this CVC team support ZIM’s portfolio companies throughout the life cycles of their businesses, starting from identifying promising startups which are synergetic to ZIM’s business, conducting due diligence over potential investments, negotiating investment and commercial agreements with ZIM’s portfolio companies, and supporting them in additional investment and commercial transactions and in their operations, often by holding board membership positions in such companies. These technological partnerships and initiatives include: (i) “ZIMARK”, a new initiative in cooperation with Sodyo (in which we made additional investments in 2022 and 2024), an early stage scanning technology company, aimed to provide visual identification solutions for the entire logistics sector (inventory management, asset tracking, fleet management, shipping, access control, etc.) This technology is extremely fast and is suitable for multiple types of media; (ii) our investment in and partnership with WAVE, a leading electronic bill of lading based on blockchain technology, to replace and secure original documents of title; (iii) our investment in Hoopo Systems Ltd. (“Hoopo”), a provider of cutting edge tracking solutions for unpowered assets, as well as our agreement to deploy Hoopo’s tracking devices on ZIM’s dry-van container fleet; (iv) our investment in Ship4wd, a digital freight forwarding platform offering an online, simple and reliable self-service end to end shipping solution, that is initially targeting small and medium-sized businesses importing and exporting from the U.S., Canada, the far East and Israel; (v) our investment in Data Science Consulting Group (DSG), a leading technology company specializing in Artificial Intelligence based products, solutions and services, developer of e-volve, a holistic AI governance and decision management system, and our co-creator of a center of excellence for the development of AI tools for the maritime shipping industry; (vi) 40Seas, an innovative fintech company serving as a platform for cross-border trade financing, in which we have made an equity investment in addition to extending an approximate $100 million credit facility, with an option subject to both parties’ agreement to increase this credit facility up to $200 million; (vii) our investment in Pickommerce AI Robotics, which developed an innovative fully autonomous pick-and-pack station for the logistics industry.  Pickommerce’s technology utilizes an advanced computer vision system powered by machine learning that enables the safe and intelligent packaging of objects of different sizes, weights and textures; (viii) our investment in Spinframe, which offers innovative vehicle-inspection systems that enable efficient anomaly detection from assembly to end user, and are capable of autonomously monitoring a large number of vehicles, both at land and at sea; (ix) our investment in the innovative bio-tech company Carbon Blue, a carbon dioxide removal company, which harnesses water and water-utilizing infrastructure to remove CO2 from the atmosphere, allowing entire industries to bring down emissions and combat climate change, while providing them with significant industrial co-benefits and a unique advantage in the circular economy of tomorrow; and (x) our investment in Zutacore, an Israeli start-up with a patent-protected technology of waterless liquid cooling for high performance AI processors, designed to preserve a large number of processors in the same space without overheating or harming their performance, all while reducing overall power usage.

Achieving industry leading profitability margins through both effective cost management initiatives as well as top-line improvement strategies is one of the primary focuses of our business. Over the past few years we have taken initiatives to reduce and avoid costs across our operating activities through various cost-control measures and equipment cost reduction (including, but not limited to, equipment interchanges such as swapping containers in surplus locations, street turns to reduce trucking of empty containers and domestic repositioning from inland ports). Our digital investment in our information technology systems has allowed us to develop a highly sophisticated allocation management tool that gives us the ability to manage our vessel and cargo mix to prioritize higher yielding bookings. The capacity management tool as well as our agility in terms of vessel deployment enables us to focus on the most profitable routes with our customers.

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

We are headquartered in Haifa, Israel. As of December 31, 2024, we had approximately 6,700 full-time employees worldwide (including contract workers). In 2024 and 2023, we carried 3.75 million and 3.28 million TEUs, respectively, for our customers worldwide. During the same periods, our revenues were $8,427 million and $5,162 million, our net income (loss) was $2,154 and $(2,688) million and our Adjusted EBITDA was $3,692 and $1,049 million, respectively.

Our services

With a global footprint of more than 200 offices and agencies in more than 100 countries, we offer both door-to-door and port-to-port transportation services for all types of customers, including end-users, consolidators and freight forwarders.

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

Our customers place orders either online or with a customer service member in one of our local agencies located around the world. We issue the bill of lading detailing the terms of the shipment and, in the case of a typical door-to-door order, we deliver an empty container to the shipper’s designated address. Once the shipper has filled the container with cargo, it is transported to a container port, where it is loaded onto our cargo vessel. We have experience in shipping various types of cargo, such as over-sized cargo, dangerous and hazardous cargo, cars, trucks and vehicles and reefer shipments. The container is shipped either directly to the destination port or via one of our scheduled ports of call, where it is transferred, or “transshipped,” to another ship. When the container arrives at the final destination port, it is off-loaded from the ship and delivered to the recipient or a designated agent via land transportation. We partner with regional and local land transportation operators to provide a range of inland transportation services via rail, truck and river barge, often combining multiple modes of transportation to ensure efficient and cost-effective operation with minimum transit time. Out of ZIM’s total volume in the twelve months ended December 31, 2024, approximately 17% of our TEUs carried utilized additional elements of land transportation. We continuously strive to find logistic solutions for land transportation service offering under the current market conditions.

We also offer ZIMonitor, our premium reefer cargo tracking service. ZIMonitor is an advanced real-time monitoring device that, among other things, allows our customers to monitor their shipments in real time. In 2024, ZIMonitor reached its highest record of customer usage level since launching, reflecting a 6% growth compared to 2023. See – “Types of cargo – Other Specialized Cargo” below.

We believe that our global-niche strategy, as well as our focus on customer-centric services, place us in a good position to attract new customers through our reliable and competitive services.

Our services and geographic trade zones

As of December 31, 2024, we operated a global network of 56 weekly lines, calling at approximately 330 ports delivering cargo to and from more than 100 countries. Our shipping lines are linked through hubs that strategically connect main lines and feeder lines, which provide regional transport services, creating a vast network with connections to and from smaller ports within the vicinity of main lines. We have achieved leadership positions in specific markets by focusing on trades where we have distinct competitive advantages and can attain and grow our overall profitability.

Our shipping lines are organized into geographic trade zones by trade. The table below illustrates our primary geographic trade zones and the primary trades they cover, as well as the percentage of our total TEUs carried by geographic trade zone for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
Geographic trade zone (percentage of total TEUs carried for the period)	Primary trade	2024	2023	2022
Pacific	Transpacific	43%	38%	34%
Cross-Suez	Asia-Europe	9%	12%	13%
Atlantic-Europe	Atlantic	15%	13%	15%
Intra-Asia	Intra-Asia	20%	28%	31%
Latin America	Intra-America	13%	9%	7%
		100%	100%	100%

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

Pacific Northwest service. Based on information from Piers, approximately 45% of all goods shipped to the United States are transported via ports located in the west coast of the United States and Canada. These include local discharge as well as delivery by train or trucks to their final destinations, mainly to the Midwestern United States and to the central and eastern parts of Canada. We hold a position within the PNW, via the Canadian gateway Vancouver, which enable us to serve the very large Canadian and U.S. Midwest markets quickly and efficiently. Our strategic relationships in these markets with Canadian National Railway Company, a rail operator, have allowed us to obtain competitive rates and provide consistent, high-quality service to our customers. We charter slots from MSC to serve the Pacific Northwest. In January 2024, we launched a new independent line connecting Asia and the U.S. through the Vancouver gateway (ZPX), which is currently suspended.

Pacific Southwest Coast service - During 2023 and 2024 we relaunched two eCommerce Xpress high-speed services, the ZEX and ZX2, focusing on e-Commerce between Central and South China, Vietnam and Los Angeles.

Asia-U.S. All-Water service. With respect to the Asia-U.S. East Coast Trade, “all-water” refers to trade between Asia and the U.S. East Coast and Gulf Coast using marine transportation only, via the Suez or Panama Canal. Until January 2025, we operated services in this trade in accordance with our agreement with the 2M Alliance, which was terminated and replaced by a strategic agreement with MSC. In accordance with our agreement with MSC, ZIM and MSC swap slots over a total of six services, four of which on the Asia-USEC and two on the Asia-USGC.  Two of the services are operated by ZIM and one is a vessel sharing agreement. We have deployed ten 15,000 TEU LNG dual fuel vessels and eleven 8,000-class TEU LNG on the ZIM operated services under this agreement.  (See “Our vessel fleet - Strategic Chartering Agreements”).

As of December 31, 2024, we offered 11 services in the Pacific geographic trade zone, which had an effective weekly capacity of approximately 32,540 TEUs and covered all major international shipping ports in the Transpacific trade. Our services in the Pacific geographic trade zone accounted for 55% of our freight revenues from containerized cargo for the year ended December 31, 2024.

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

Our agreement with MSC as of September 2023, covers seven services, including two services from the India subcontinent (ISC) to Israel and the East Mediterranean. However, due to the Yemeni Houthis’ attacks against vessels in the Red Sea, these services were terminated as we rerouted our vessels from the Red Sea and the Suez Canal. (See Item 3.D – Risk factors – “Global economic downturns and geopolitical challenges throughout the world could have a material adverse effect on our business, financial condition and results of operations,” and “We are incorporated and based in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel and the Middle East. Specifically, the current war between Israel and Hamas and Iran and Iranian-backed proxies may adversely affect our business”).

As of December 31, 2024, we offered one service in the Cross-Suez geographic trade zone (currently rerouted), which had an effective weekly capacity of approximately 6,500 TEUs and covered all major international shipping ports in the East Mediterranean, the Black Sea, China, East and Southeast Asia and India. The Cross-Suez geographic trade zone accounted for 12% of our freight revenues from containerized cargo for the year ended December 31, 2024.

Atlantic-Europe geographic trade zone

The Atlantic-Europe geographic trade zone serves the Atlantic trade, which covers trade between North America and the Mediterranean, along with Intra-Europe/Mediterranean trade. Our services within this geographic trade zone also connect to Intra-Mediterranean and Intra-America regional feeder lines which provide onward connections to additional ports. In February 2025 we have launched our restructured service in cooperation with Hapag-Lloyd in our Atlantic services which has been established since 2014. Our cooperation agreement with MSC also includes two joint services from Israel and the East Mediterranean to North Europe.

As of December 31, 2024, we offered 9 services within this geographic trade zone, with an effective weekly capacity of approximately 7,400 TEUs, covering major international shipping ports in the East and West Mediterranean, the Black Sea, Northern Europe, the Caribbean, the Gulf of Mexico, and the east and west coasts of North America. The Atlantic-Europe geographic trade zone accounted for 10% of our freight revenues from containerized cargo for the year ended December 31, 2024.

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

The Intra-Asia market is highly fragmented with many active carriers, all with relatively small market shares. Local shipping companies have a significant presence within this trade, which is primarily serviced by relatively small vessels. However, larger vessels that operate in the intercontinental trade also serve this trade and call at ports within the region. We have operational agreements with many other shipping companies within this trade.

Demand in this trade is impacted by, among other things, the relatively low cost of labor in the area and its proximity to developing economies with high growth rates, which incentivizes the manufacturing of finished products for export and trades in unfinished products passing between countries before their final passage to other trades via long-distance trade.

As of December 31, 2024, we offered 23 services within this geographic trade zone with an effective weekly capacity of approximately 12,700 TEUs. The Intra-Asia geographic trade zone accounted for 11% of our freight revenues from containerized cargo for the year ended December 31, 2024. Our services within this geographic trade zone cover major regional ports, including those in China, Korea, Thailand, Vietnam and other ports in Southeast Asia, India, Africa, Thailand, Vietnam, New Zealand and Australia, and connect to shipping lines within our Cross-Suez and Pacific geographic trade zones.

Latin America geographic trade zone

The Latin America geographic trade zone consists of the Intra-America trade, which covers trade within regional ports in the Americas, as well as trade between the South American East Coast and Asia, South American West Coast and Asia, and trade between the South American east coast and West Mediterranean. The regional services within this geographic trade zone are linked to our Pacific and Atlantic-Europe geographic trade zones. We cooperate with other carriers within the regional services: We cooperate with Maersk via a vessel sharing agreement in the Asia-East Coast South America, and we cooperate with other carriers on the Mediterranean-East Coast South America sub-trades mostly by slots purchase. In addition, we replaced several joint services with our newly launched service, ZIM Gulf Toucan (ZGT), connecting South America to the Gulf of Mexico. We also launched a second independent service, ZIM Albatross (ZAT), connecting China and Southeast Asia to the West coast of South America. We also launched ZIM Colibri (ZCX), a new premium line from South America West Coast to U.S. East Coast with an expedited connection and an emphasis on refrigerated cargo. These new services facilitated significant growth in the scope of our activities in the Latin America geographic trade zone during 2023 and 2024.

As of December 31, 2024, we offered 12 services within this geographic trade zone as well as a complementary feeder network with an effective weekly capacity of approximately 10,000 TEUs and operated between major regional ports, including ports in Brazil, Argentina, Uruguay, Mexico, the Caribbean, Central America, China, U.S. Gulf Coast, U.S. east coast and the West Mediterranean, and connect to our Pacific and Atlantic-Europe services. The Latin America geographic trade zone accounted for 12% of our freight revenues from containerized cargo for the year ended December 31, 2024.

Types of cargo

The following table sets forth details of the types of cargo we shipped during the twelve months ended December 31, 2024, as well as the related quantities and volume of containers (owned and leased).

Type of Container	Type of Cargo	Quantity	TEUs
Dry van containers	Most general cargo, including commodities in bundles, cartons, boxes, loose cargo, bulk cargo and furniture	2,003,116	3,479,555
Reefer containers	Temperature controlled cargo, including pharmaceuticals, electronics and perishable cargo	99,426	196,844
Other specialized containers	Heavy cargo and goods of excess height and/or width, such as machinery, vehicles and building	60,033	74,310
	Total	2,162,576	3,750,709

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

•
Dangerous and hazardous cargo. We specialize in carrying dangerous and hazardous shipments safely in accordance with all applicable local and international rules and regulations. We ship a wide array of such cargos, and we employ dedicated teams of specialists in five offices around the globe who are specially trained to guide our customers through every stage of the supply chain challenges. We have also developed and implemented “ZIMGuard”, an innovative artificial intelligence-based, screening software designed to detect and identify incidents of misdeclared hazardous cargo before loading to vessel.

•
Reefer cargo. Reefer cargo includes perishable goods, pharmaceuticals and electronics. Our reefer specialists and merchant marine officers ensure the safe transport of reefer cargo with precise tracking and continuous monitoring throughout the cold chain. We focus on reefers as one of our growth engines. In addition, as we strive to have the youngest reefer fleet in the industry, and we have recently also invested in new custom-made reefer containers already equipped with our ZIMonitor capabilities, as well as in controlled atmosphere units which are designed to ship fresh produce cargo.

At the end of 2015, we launched ZIMonitor, our premium reefer cargo tracking service. ZIMonitor is a device attached to the engine of the reefer, and allows customers to track and monitor sensitive, high-value cargo, such as pharmaceuticals, food and delicate electronics. The device monitors, among other things, GPS location, temperature, humidity and unnecessary container door opening. Customers can opt to receive alerts regarding their shipment via text message or email. ZIMonitor is designed to comply with the good distribution practice guidelines (GDP), which are applicable to the pharmaceutical industry, and to provide ongoing data flow, alerts in order to prevent cargo damage and automatic reports. Customers are also able to view their cargo status online on our designated MyZim application. In addition, we employ a 24/7 dedicated response team to promptly respond to hundreds of alerts daily.

Our vessel fleet

As of December 31, 2024, our fleet included 145 vessels (130 container vessels and 15 vehicle transport vessels), of which fourteen vessels were owned by us and 131 vessels were chartered in. As of December 31, 2024, our operating fleet (including both owned and chartered vessels) had a capacity of 784,847 TEUs. The average size of our vessels is approximately 6,037 TEUs, compared to an industry average of 4,850 TEUs.

In January 2025, we entered into a purchase agreement to purchase two 8,500 TEU vessels which were already chartered by us. To date, we have taken possession and title to one of the vessels and expect to complete the acquisition of the second vessel by May 2025, so that by May 2025 we will own sixteen vessels in total. We may purchase additional second-hand vessels if we evaluate that such purchase is more suited to our needs than other available alternatives.

We charter-in vessels under charter party agreements for varying periods. Our charter rates are negotiated and predetermined at the time of entry into the charter party agreement and depend upon market conditions existing at that time. As of December 31, 2024, all of our chartered vessel agreements consist of chartering-in the vessel capacity for a given period of time against a daily charter fee, while the crewing and technical operation of the vessel is handled by its owner, including seven vessels chartered-in from vessel owners affiliated with Kenon. Subject to any restrictions in the applicable arrangement, we determine the type and quantity of cargo to be carried as well as the ports of loading and discharging.

Our vessels operate worldwide within the trading limits imposed by our insurance terms. As of December 31, 2024, the remaining average duration of our chartered fleet was approximately 46 months, based on the earliest date of redelivery.

As of December 31, 2024, our fleet was comprised of vessels of various sizes, ranging from 1,000 TEUs to 15,000 TEUs, which allows for flexible deployment in terms of port access and is optimally suited for deployment in the sub-trades in which we operate.

The following table provides summary information, as of December 31, 2024, about our fleet:

	Container Vessels	Capacity (TEU)	Other Vessels	Total
Vessels owned by us	14	78,908	—	14
Vessels chartered from parties affiliated with Kenon(1)	3	23,856	4	7
Periods up to 1 year (from December 31, 2024)	—	—	1	1
Periods between 1 to 5 years (from December 31, 2024)	—	—	3	3
Periods over 5 years (from December 31, 2024)	3	23,856	—	3
Vessels chartered from third parties	113	682,083	11	124
Periods up to 1 year (from December 31, 2023)	32	115,114	2	34
Periods between 1 to 5 years (from December 31, 2023)	51	267,405	9	60
Periods over 5 years (from December 31, 2023)	30	299,564	—	30
Total(2)	130	784,847	15	145

(1)
On December 26, 2024, Kenon, our largest shareholder at that time, which held 20.7% of our outstanding ordinary shares and voting power as of December 31, 2023, announced that it had sold all of its holdings of ZIM ordinary shares

(2)
Under our time charters, the vessel owner is responsible for operational costs and technical management of the vessel, such as crew, maintenance and repairs including periodic drydocking, cleaning and painting and maintenance work required by regulations, and certain insurance costs. Transport expenses such as bunker and port canal costs are borne by us. Operational management services include the chartering-in, sale and purchase of vessels and accounting services, while technical management services include, among others, selecting, engaging, and training competent personnel to supervise the maintenance and general efficiency of our vessels; arranging and supervising the maintenance, drydockings, repairs, alterations and upkeep of the vessels, the requirements and recommendations of each vessel’s classification society, and relevant international regulations and maintaining necessary certifications and ensuring that the vessels comply with the law of their flag state.

As of March 1, 2025, our operated fleet included 145 vessels (130 container vessels and 15 vehicle transport vessels), of which 15 vessels are owned by us and 130 vessels are chartered-in. Our owned and chartered container vessels had a capacity of 788,149 TEUs. As of March 1, 2025, this operated fleet included 46 new-build modern vessels long-term chartered by us. Further, as of March 1, 2025, approximately 75.4% of our chartered-in vessels (83.6% in terms of TEU capacity) are under long-term leases with a remaining charter duration of more than one year, as we continue to actively manage our asset mix.

Strategic Chartering Agreements

Long-term charter agreement for LNG-Fueled Vessels from Seaspan Corporation

In February 2021 we and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) container vessels. Pursuant to the agreement, we will charter the vessels for a period of 12 years with the option to extend it by additional charter periods. We were further granted by Seaspan a right of first refusal to purchase the chartered vessels should Seaspan choose to sell them during the charter period, and an option to purchase the vessels at the end of the charter term. We deployed these vessels on our Asia-U.S. East Coast Trade as an enhancement to our service on this strategic trade.

In addition, in July 2021 we announced a second strategic agreement with Seaspan for the long-term charter for a consideration in excess of $1.5 billion, of ten uniquely designed 8,000-class TEU LNG dual fuel container vessels with an option for additional five vessels, to serve across ZIM’s various global niche trades. In September 2021 we announced the exercise of an option granted to us under this agreement to long-term charter five additional 8,000-class TEU LNG vessels, for an additional consideration in excess of $750 million. Following the exercise of this option, the total vessels to be chartered under this second strategic agreement is fifteen. To date, all 15,000 TEU and all 8,000-class TEU LNG dual fuel LNG container vessels have been delivered to us. The total costs, in annualized charter hire costs per vessel (in addition to down payments made on the delivery of each vessel), are estimated at approximately U.S.$17 million in respect of the abovementioned 15,000 TEU vessels, and approximately U.S.$13 million in respect of the abovementioned vessels, over the term of the agreements.

Long-term charter agreement for LNG-Fueled vessels from a shipping company affiliated with Kenon, our former major shareholder

In January 2022 we entered into a new eight-year charter agreement with a shipping company that is affiliated with Kenon, which was our largest shareholder until December 26, 2024, pursuant to which we will charter three 8,000-class TEU LNG dual-fuel container vessels to be deployed in our global niche trades for a total consideration of approximately $400 million. The vessels were constructed at a Korean-based shipyard, Hyundai Samho Heavy Industries, and all vessels have already been delivered to us.

Charter agreement with Navios Maritime Holdings Inc.

In February 2022 we and Navios Maritime Holdings Inc. entered into a charter agreement for the charter of thirteen container vessels comprising of five second-hand vessels and eight newbuild vessels of total consideration of approximately $870 million. All of the vessels have been delivered and deployed on our services. The charter period of the vessels is approximately 5 years.

Charter agreement with MPC Container Ships ASA and MPC Capital AG

In March 2022 we and MPC Container Ships ASA and MPC Capital AG entered into a new charter agreement according to which ZIM will charter a total of six 5,500 TEU wide beam newbuild vessels for a period of seven years and a total consideration of approximately $600 million. The vessels were constructed at a Korean-based shipyard HJ Shipbuilding & Construction (formally known as Hanjin Heavy Industries & Construction Co.). To date, all vessels have been delivered.

Charter agreement with a non-affiliated third party

In November 2024, the Company entered into an agreement for the charter of four new-build 8,000 TEU scrubber-fitted container vessels, for periods ranging between five to seven years, scheduled to be delivered during the second half of 2026 and the first half of 2027. The total consideration is approximately $400 million.

Our Containers

In addition to the vessels that we own and charter, we own and charter a significant number of shipping containers. As of December 31, 2024, we held 606 thousand container units with a total capacity of approximately 1,080 thousand TEUs, of which 43% were owned by us and 57% were leased (including 46% accounted as right-of-use assets). In some cases, the terms of our leases provide that we will have the option to purchase the container at the end of the lease term.

Container fleet management

We aim to reposition empty containers in the most cost-efficient way in order to minimize our overall empty container moves and container fleet while meeting demand. Due to a natural imbalance in demand between trade areas, we seek to optimize our container fleet by repositioning empty containers at minimum cost in order to timely and efficiently meet our customers’ demands. Our global logistics team oversees the internal management of empty containers and equipment to support this optimization effort. In addition to repairing and maintaining our container fleet, our logistics team continuously optimizes the flow of empty containers based on commercial demands and operational constraints. Below is a summary of our logistics initiatives relating to container fleet management:

•
Slot swap agreements. We enter into agreements with other carriers for the exchange of vessel space, or “slots”, for repositioning of empty containers. Under these agreements, other carriers offer ZIM space on their own operated vessels, in exchange for space on our vessels for the purpose of repositioning empty containers. ZIM has greatly developed this type of cooperation. We have slot swap agreements with 16 carriers and exchange thousands of TEUs each year.

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

In January 2024 we entered into an agreement with Hoopo to deploy Hoopo’s tracking device on ZIM’s dry-van container fleet, which offers our customers comprehensive tracking information including geofence alerts and open/close door notifications and more, while ensuring high reliability and durability combined with significant cost and energy efficiencies. To date, we have completed a successful pilot project and intend to purchase additional tracking devices from Hoopo during 2025.

Our operational partnerships

We are party to a large number of cooperation agreements with other shipping companies and alliances, which generally provide for the joint operation of shipping services by vessel sharing agreements, the exchange of capacity and the sale or purchase of slots on vessels operated by us or other shipping companies. We do not participate in any alliances, which are a type of vessel sharing agreement that involves joint operations of fleets of vessels and sharing of vessel space in multiple trades, although until January 2025 we partnered with the 2M Alliance in a strategic cooperation. By not participating in alliances and focusing instead on cooperation agreements, we are able to capture many of the benefits of alliance membership while retaining a higher degree of strategic flexibility than is typically afforded to alliance members. Our cooperation agreements provide us with access to a wider coverage of ports and specialized lines, which enables us to improve our transit times and reduce operational expenses and repositioning costs. We continue to seek new collaborations and joint services for the purpose of improving port coverage, quality and frequency of service and for the benefit of our customers.

Strategic Cooperation Agreement with the 2M Alliance

From September 2018 to January 2025, we were a party to a strategic agreement with the 2M Alliance. In April 2022 we amended and extended our agreement with the 2M Alliance to include the extension of our collaboration on the Asia-U.S. East Coast (USEC) and Asia-U.S. Gulf Coast (USGC) under a full slot exchange and vessel sharing agreement originally established in September 2018 and August 2019, respectively. The strategic cooperation on the Asia-USEC included a joint network of five loops between Asia and USEC, one of which was operated by us (ZCP) and four were operated by the 2M Alliance. In addition, we and the 2M Alliance agreed to swap slots on all five loops under the agreement and we could purchase additional slots in order to meet total demand in these trades. The strategic cooperation on the Asia-USGC included two services, of which one is operated through a vessel sharing agreement, and one is operated by the 2M Alliance. Under our amended collaboration agreement with the 2M Alliance, we or the 2M Alliance were entitled to terminate the agreement by providing a six-month prior written notice following the initial 12-month period from the effective date of the agreement (April 2022). Our agreement with the 2M Alliance was terminated in January 2025, following the termination of the 2M Alliance. See Item 4.B – “Business Overview – Recent Developments”.

Strategic Cooperation Agreement with MSC

In September 2024 we entered into a strategic agreement with MSC replacing our previous agreement with the 2M Alliance, which became effective in February 2025. The agreement includes a vessel sharing agreement and slot swap on a total of six services in the same two subtrades as our former agreement with the 2M Alliance. Pursuant to the agreement, we or MSC may terminate the agreement by providing a six-month prior written notice following the initial 30-month period. This strategic cooperation enables us to provide our customers with improved port coverage and transit time, while generating cost efficiencies.

Operational Collaboration Agreement with MSC on Multiple Trades

In July 2023 we entered into a new slot charter agreement with MSC on the Asia-PNW trade. In September 2023, we entered into new operational agreements with MSC, originally encompassing several trades and seven service lines. The cooperation scope includes services connecting the Indian Subcontinent with the East Mediterranean (terminated due to the Houthis’ continued attacks in the Red Sea), the East Mediterranean with Northern Europe, and services connecting East Asia with Oceania. The joint services include a vessel sharing agreement, slots swaps and slot purchase arrangements. Currently we operate three of the services jointly with MSC, with one on the East Asia – Oceana trade and two on the East Mediterranean with Northern Europe trade. The agreements are in effect for a period of two years, may be extended for additional periods, and may be terminated as early as September 2025, by providing a six-month period prior notice provided that such notice will not be given before 18 months after the effective date of the agreements.

The table below shows our operational partners by geographic trade zone as of December 31, 2024:

Geographic trade zone
Partner	Pacific	Cross-Suez	Intra-Asia	Atlantic-Europe	Latin America
A.P. Moller-Maersk(1)	✓		✓		✓
Mediterranean Shipping Company (MSC)(1)	✓		✓	✓	✓
CMA CGM S.A.			✓
Evergreen Marine Corporation			✓
Hapag-Lloyd AG(2)			✓	✓
China Ocean Shipping Company (COSCO)			✓	✓
ONE (2)			✓	✓
Orient Overseas Container Line Limited (OOCL)			✓
Yang Ming Marine Transport Corporation(2)			✓	✓
Hyundai Merchant Marine Co. Ltd.			✓
Others			✓		✓

(1)
Until February 2025, our cooperation on the Pacific trade was in accordance with our previous agreement with the 2M Alliance, in which Maersk and MSC were members of. Since February 2025 we cooperate on this trade in accordance with our agreement with MSC.

(2)
With respect to the Atlantic-Europe trade, until January 2025 we were also a party to a swap agreement with THE Alliance member Hapag-Lloyd, supporting ZIM loadings on THE Alliance and Hapag-Lloyd service on this trade. In February 2025 ZIM and Hapag Lloyd have launched a new slot swap and slot purchase agreement on this trade.

Our customers

We believe that as one of the oldest cargo shipping companies in the world, our extensive experience, our consistent track record of stable operations and our reputation for reliability and efficiency enable us to retain our existing customers and attract new customers.

In 2024, we had more than 32,700 customers (on a non-consolidated basis) using our services. Our customer base is well-diversified, and we do not depend upon any single customer for a material portion of our revenue. For the year ended December 31, 2024, no single customer represented more than 2% of our revenues. Additionally, our customers have maintained a high degree of retention and loyalty to our business. In 2024, we achieved record results for overall customer satisfaction, strong connection and customer loyalty on our Annual Customers Experience Survey, conducted by the international market research company Kantar, indicating overall positive and further improving customer experience. Eight of our 10 largest customers by revenue have been doing business with us for more than 10 years, and two of these customers have been doing business with us for more than 25 years. Five of our largest 10 customers by revenue in the fiscal year ended December 31, 2024, have been in the top 10 in each year since 2020. Our customers include blue chip companies as well as a growing customer base of small- and medium-sized enterprises.

We intend to continue to strengthen our relationships with our key customers and to increase our direct sales to small- and medium-sized enterprises, or SMEs, which we define as customers that ship up to 200 TEUs annually. Under this definition, for the years ended December 31, 2024 and 2023, SMEs represented 16% and 19%, respectively, of our aggregate carried volume worldwide. We believe this large and growing segment of the cargo shipping market represents a significant growth opportunity for us within certain of the jurisdictions in which we operate, including China, India, South-East Asia, United States, Canada, Brazil, Israel, Turkey and Italy, wherein we have a dedicated sales team for this growing segment. In addition, during the last three years we have increased our global deployment of services and presence by both establishing new local agencies and strengthening our partnerships primarily in Southeast Asia, South America, Africa, Australia and New Zealand.

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

During the last five years, end-users have constituted approximately 29% of our customers in terms of TEUs carried, and the remainder of our customers were freight forwarders. Our contracts with our main customers are typically for a fixed term of one year on all trades. Our contracts with customers may be for a certain voyage or period of time and typically do not include exclusivity clauses in our favor. Our customer mix varies within each of the markets in which we operate, as we tailor our sales and marketing strategies to the unique conditions of each specific market.

For the years ended December 31, 2024, 2023 and 2022, our five largest customers in the aggregate accounted for approximately 9%, 7% and 10%, of our freight revenues and related services, respectively, and 6%, 6% and 7% of our TEUs carried for each year, respectively.

Global Sales

Over the last 12 months, we employed 23 full-time sales professionals in our headquarters in Haifa, Israel, and approximately 800 sales personnel worldwide in our various agency locations (including in Israel). Our sales force is generally organized by customer or cargo type and supported by data-driven analytics to better understand our customers and better address their needs while maintaining desired profitability levels. We currently manage over 91% of our business on our unified information technology platform (CRM), which supports all our business processes. Operating on this unified platform enables our sales teams to quickly and consistently deliver solutions to our customers. During 2024, we have upgraded our CRM system to a more improved and advanced version that enables us to further enhance our service and provide our personal approach to our customers. In addition, for the years ended December 31, 2024, and 2023, approximately 94% and 91%, respectively, of transactions with our customers were completed via our websites, our platforms and e-commerce platforms, which reduces the error rate and costs associated with correcting errors. We have transformed our sales processes in all key markets in which we operate, to working by our commercial excellence methodology, to ensure alignment between all the sales initiatives and take our global sales a step forward. Each customer is assigned to a member of our sales team to serve as a single point of contact for all the customer’s specific shipping needs.

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

We have dedicated strategic accounts teams located in our headquarters in Haifa, supported by regional teams, working directly with our strategic accounts, such as international freight forwarders and end-users. Our sales team in our headquarters works directly with sales executives in either owned, partially owned or contracted local agencies which perform our primary sales and marketing functions and manage customer relationships on a day-to-day basis. We have an ability to provide proactive and differentiated services level to our strategic accounts in Asia and the U.S.

We also employ specially trained and experienced sales experts for each type of specialized cargo we carry, who are available to consult our customers on the practical and regulatory requirements of shipping their cargo.

Global Customer service

As of December 31, 2024, we employed 35 full-time service professionals, of which 27 are located in our headquarters in Haifa and eight are located worldwide. The customer service head office functions along with four regional teams, leading and guiding our worldwide customer service teams, reaching over 1,600 customer service representative and managers, including a global outsourced back-office customer documentation center.

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

We have also been investing significantly in a digital transformation to use technology in order to transform the way we think, act, and perform, making it easier for our customers to do business with us. Main platforms and services introduced in the last four years include: a new company website, which was recently re-designed and is continuously being improved with new features which is designed for any device, supports multiple languages, and includes dynamic service maps, local news and updates, live chat, reaching approximately 600,000 unique visitors per month; myZIM Customer Personal Area, which provides our customers with a more efficient and convenient way to manage all of their shipments under one digital platform and easily access documentation, online draft bill of lading as well print bill of lading, proactive personal notifications, reaching over 17,000 registered customers; eZIM, a fast and easy way to directly submit eBooking & eShipping Instructions, supported by live chat; eZQuote, which provides instant quoting, fixed price and guaranteed equipment and space, allowing customers to receive instant quotes with a fixed price and guaranteed terms; Lead-to-Agreement, a system that manages all of our commercial agreements and streamlines communications between our geographic trade zones, sales force and customers; Dynamic Pricing, an analytical engine that defines the optimal pricing for spot transactions, assisting us in increasing profitability margins; Commercial Excellence, an advanced cloud based analytical tool that assists our geographic trade zones in focusing on more profitable customers in specific trades; “Hive”, a yield management platform which enables instant cargo selection and booking acceptance based on defined business rules, while providing geographic trade zones with live view and interactive control over forecasts, booking acceptances and equipment releases, maximizing the profitability of each voyage and improving response time to our customers; and ZIMapp, a complementary digital gateway service that allows easy access to both ZIM.com and myZIM, anywhere and anytime. In addition, approximately 20% of our original bills of ladings are electronic (based on blockchain technology), and as a member of the Digital Container Shipping Association (DCSA), we are committed to increasing the use of electronic bills of ladings to 50% by 2027 and 100% by 2030. All platforms & services are “Powered By Our Customers”, an innovative approach supported by a working methodology in which customers are taking an active part in designing our digital experience for customers by customers.

Suppliers

Vessel owners

As of December 31, 2024, we chartered approximately 89.9% of our TEU capacity and 90.3% of the vessels in our fleet. Access to chartered-in vessels of varying capacities, as appropriate for each of the trades in which we operate, is necessary for the operation of our business. See “Item 3.D – Risk factors – We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.” Although we currently believe our current vessel capacity is adequate compared to existing market conditions, we may face a possible shortage of vessel for hire in the future. See “Item 3.D – Risk factors – We may face difficulties in chartering or owning enough vessels, including large vessels, to support our growth strategy due to the possible shortage of vessel supply in the market.”

Port operators

We have Terminal Services Agreements (TSAs) with terminal operators and contractual arrangements with other relevant vendors to conduct cargo operations in the various ports and terminals that we use around the world. Access to terminal facilities in each port is necessary for the operation of our business. Such access is especially critical for express or expedited services such as our ZEX service, where the speed of service and avoiding bottlenecks are key factors for our customers. Although we believe we have been able to contract for sufficient capacity at appropriate terminal facilities in the past five years, possible increase in demand, congestion in ports and terminals and other geopolitical and macroeconomic events may increase our costs and dependency on berthing windows in terminals. See “Item 3.D – Risk factors – Access to ports could be limited or unavailable, including due to congestion in terminals and inland supply chains, and we may incur additional costs as a result thereof.”

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

Sustainability and Focus on ESG

Through our core value of sustainability, and in accordance with our Code of Ethics, we aim to uphold and advance a set of principles regarding environmental, social and governance concerns, and with our supplier code of conduct we aim to withhold a strong, secure and responsible supply chain. Our goal is to work resolutely to eliminate corruption risks, promote diversity among our teams and continuously reduce the environmental impact of our operations, both at sea and onshore. We have elected to enter into long-term charter transactions of LNG dual-fuel vessels to reduce pollutant emissions as a result of bunker consumption, and five of these vessels are also partly ready to be powered by ammonia in the event it will become a feasible “cleaner” fuel. We have also joined the Move to -15°C Coalition, a coalition of industry participants intended to unite the industry in cutting GHG emissions ahead of the 2050 net zero goal while helping cold chain operators reduce costs through energy savings. In addition to actively working to reduce accidents and security risks in our operations, we also endeavor to eliminate corruption risks as a member of the Maritime AntiCorruption Network (“MACN”), with a vision of a maritime industry that enables fair trade. We invest efforts in preparing for future regulations and broadly map our environmental risks. We actively promote the preservation and protection of the marine environment and biodiversity. We also foster quality throughout the service chain, by selectively working with qualified partners to advance our business interests. Finally, we promote diversity among our teams, with a focus on developing high-quality training courses for all employees. We have invested efforts and resources in promoting diversity in our company, such as monitoring gender diversity of our company on an annual basis, collaborating with nonprofit organization to increase the hiring of employees from diverse backgrounds and with disabilities, participating in special events to raise awareness to diversity and globally communicating our efforts, both internally and externally. Furthermore, we have published annual sustainability (ESG) reports since 2018, focusing, among others, on our environmental efforts and initiatives, best governance practices and diversity. As we continue to grow, sustainability remains a core value. We expect ESG regulation will intensify in the future.

Competition

We compete with a large number of global, regional and niche shipping companies to provide transport services to customers worldwide. In each of our key trades, we compete primarily with global shipping companies. The market is significantly concentrated with the top three carriers —MSC, Maersk and CMA-CGM — accounting for approximately 46.3% of global capacity, and the remaining carriers together contributing 53.7% of global capacity as of December 2024, according to Alphaliner. As of December 2024, we controlled approximately 2.5% of the global cargo shipping capacity and ranked 9th among shipping carriers globally in terms of TEU operated capacity, according to Alphaliner. See “Item 3.D – Risk factors – The container shipping industry is highly competitive, and competition may intensify even further, which could negatively affect our market position and financial performance.”

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

Our protection and indemnity insurance is provided by several P&I clubs that are members of the International Group of P&I Clubs (International Group). The 13 P&I clubs that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I club is a form of mutual indemnity insurance.

Our maximum theoretical P&I insurance coverage for our own operated vessels is approximately $7 billion per vessel per incident, subject to a limit of $1 billion per vessel per incident for oil pollution, an aggregate limit of $2 billion per vessel per incident for passengers only and $3 billion per vessel per incident for passengers and seamen combined. War liabilities are covered in excess of the “insured value” of the specific vessel.

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

International Maritime Organization

Our operated vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, the IMO has adopted MARPOL, the SOLAS Convention, and the International Convention on Load Lines of 1966 (the LL Convention). MARPOL establishes numerous environmental standards including those relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was introduced by the IMO in 1997 and new emissions standards, titled IMO-2020, took effect on January 1, 2020. Annex VI was amended effective as of November 1, 2022 and requires vessels to improve their energy efficiency and GHG emissions.

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

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce GHG emissions from ships, as discussed further below.

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

In addition, in June 2021, the IMO adopted extensive new CO2 regulation applicable to existing ships, which became mandatory on January 1, 2023, and that comprises the following: (i) The Energy Efficiency Existing Ship Index (EEXI), which addresses the technical efficiency of ships, will enter into effect following the first annual, intermediate or renewal of Initial Air Pollution Prevention (IAPP) vessel survey after January 1, 2023, (ii) the Carbon Intensity Indicator (CII) rating scheme, which addresses the operational efficiency of the vessel, and (iii) the enhanced Ship Energy Efficiency Management Plan (SEEMP), which will require vessel operators to keep an energy efficiency management plan onboard.

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

Other United States environmental initiatives

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters, unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency, or EPA, regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit, or VGP, authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The EPA regulates these discharges pursuant to VIDA, which was signed into law on December 4, 2018 and is intended to replace the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under NISA, such as mid-ocean ballast exchange programs and installation of approved U.S. Coast Guard technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. In October 2024, the EPA published the final standards of performance under VIDA. Pursuant to VIDA, these standards will become effective upon the U.S. Coast Guard’s issuance of corresponding implementation, compliance and enforcement regulations. Under VIDA, all provisions of the 2013 VGP and U.S. Coast Guard regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. We have obtained coverage under the current version of the VGP for all of our vessels that call U.S. waters. We do not believe that any material costs associated with meeting the requirements under the VGP will be material.

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

The European Union’s Emissions Trading System, or ETS, which entered into effect on January 1, 2024, set a limit on the total amount of GHGs that we as a shipping company are permitted to emit on route to or from European Union members’ ports. Such cap is expressed in emission allowances, where one allowance gives the right to emit one ton of carbon dioxide equivalent. Each year, we will be required to surrender enough allowances to fully account for our emissions, otherwise we will be subject to heavy fines. The ETS Regulations require us to purchase and surrender allowances equal to a percentage of our emissions that gradually increases over time, from 40% of reported emissions in 2024 to 100% of reported emissions in 2026. We anticipate we will be required to purchase allowances from the EU carbon market on an ongoing basis, which will increase our operating costs. We have implemented a New Emission Factor, or NEF, surcharge, intended to pass on to customers the additional costs associated with compliance with the ETS Regulations, however there is no assurance that this surcharge will enable us to mitigate the possible increase costs in full or at all.

Additionally, the new FuelEU Maritime Regulation which entered into effect in January 2025, sets requirements for the annual average GHG intensity of energy used by vessels trading within the European Union or European Economic Area. This regulation requires carriers to perform a gradual reduction in the GHG intensity of energy used by vessels at European ports from a baseline GHG intensity level derived from 2020 data, starting with a 2% reduction from the baseline by 2025 and reaching 80% by 2050. As a result, vessels will be required to shift to lower emission fuels instead of traditional marine fuels.

The IMO 2020 Regulations, the ETS, the FuelEU Maritime Regulation and any future air emissions regulations with which we must comply may cause us to incur substantial additional operating costs.

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

GHG regulation

Currently, emissions of GHGs from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce GHG emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit GHG emissions from ships. The U.S. initially entered into the agreement, but in June 2017, President Donald Trump announced that the U.S. would withdraw from the Paris Agreement, which withdrawal became effective on November 4, 2020. On February 19, 2021, the U.S., under the Biden administration, officially rejoined the Paris Agreement and in January 20, 2025, President Trump signed an executive order to once again withdraw the U.S. from the agreement, which will become effective in 2026.

International or multinational bodies or individual countries or jurisdictions may adopt climate change initiatives. For example, in June 2020 the UN’s Climate Ambition Alliance (CAA) has launched a global campaign aiming for net zero GHG emissions by 2050, rallying both governments as well as businesses. The U.S. Congress has from time to time considered adopting legislation to reduce GHG emissions and almost one-half of the states have already taken legal measures to reduce GHG emissions primarily through the planned development of GHG emission inventories and/or regional GHG cap-and-trade programs. Most cap-and-trade programs require major sources of emissions, such as electric power plants, and major producers of fuels, such as refineries and gas processing plants, to acquire or surrender emission allowances that correspond to their annual GHG emissions. The number of allowances available for purchase is reduced each year in an effort to achieve the overall GHG emission reduction goal. The adoption of legislation or regulatory programs to reduce GHG emissions, if and to the extent applicable to us, could increase our operating costs.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of GHG emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce GHG emissions from ships. The initial strategy identifies “levels of ambition” to reducing GHG emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. At MEPC 80, the 2023 IMO Strategy on Reduction of GHG Emissions from Ships was adopted, which includes an enhanced common ambition to reach net-zero GHG emissions from international shipping by or around, 2050, a commitment to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and the adoption of interim targets to reduce the total annual GHG emissions from international shipping by at least 20% by 2030 and by at least 70% by 2040 compared to 2008. These regulations could cause us to incur additional substantial expenses. We strive to cut GHG emissions to net-zero by 2050, and we have implemented various optimization strategies designed to reduce GHG emissions, including long-term chartering LNG dual fuel vessels, operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing route optimization.

The member states of the EU made a unilateral commitment to reduce by 2020 their 1990 levels of GHG emissions by 20%. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. In the U.S., the EPA has adopted regulations under the CAA to limit GHG emissions from certain mobile sources, and has issued standards designed to limit GHG emissions from both new and existing power plants and other stationary sources.

The EPA or individual U.S. states could enact environmental regulations that would affect our operations. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement that restricts emissions of GHGs could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes and more frequent and intense weather events.

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

The COVID-19 pandemic has had significant impacts on the shipping industry and on seafarers themselves. Travel restrictions imposed by governments around the world have created significant hurdles to crew changes and repatriation of seafarers, which led to a growing humanitarian crisis as well as significant concerns for the safety of seafarers and shipping. IMO urged its members states to designate seafarers as key workers, so they can travel between the ships that constitute their workplace, and their countries of residence. Countries and port implemented strict COVID-19 requirements which affects ships operations and crew changes. Government authorities may implement similar measures as a result of future outbreaks of a new COVID-19 variant or strain, or any future infectious disease outbreak, pandemic or epidemic.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (IMDG Code). Effective January 1, 2018, the IMDG Code includes updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, new marking, packing and classification requirements for dangerous goods, and new mandatory training requirements.

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

Competition regulations

We have been, and continue to be, subject to investigations and party to legal proceedings relating to competition concerns. In recent years, a number of liner shipping companies, including us, have been the subject of antitrust investigations in the U.S., the EU and other jurisdictions into possible anti-competitive behavior. Furthermore, the spike in freight rates and related charges during 2020 and 2021 following the COVID-19 pandemic outbreak has resulted in increased scrutiny by governments and regulators around the world, including the FMC in the U.S., and the ministry of transportation in China. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) signed into law in June 2022 requires us and all other carriers to immediately implement certain requirements in detention and demurrage invoices, which if not included will eliminate any obligation of the charged party to pay the charge, including certifying that all detention and demurrage invoices are issued in compliance with the FMC’s Interpretive Rule on Detention and Demurrage of May 18, 2020. These requirements in detention and demurrage invoices may affect our ability to effectively collect these fees from our customers, heighten the risk of civil litigation and adversely affect our financial results. OSRA further mandates a series of rule-making projects by FMC, including: (i) defining prohibited practices by common carriers and other industry players when assessing detention and demurrage; (ii) defining what is an “unreasonable” refusal of cargo space, as well as unfair or unjustly discriminatory methods; (iii) defining what is “unreasonable refusal” to deal or negotiate with respect to vessel space, and (iv) authorizing the FMC to determine “essential terms” that are deemed by FMC necessary to be included in maritime shipping service. Subsequently, the FMC published in February 2023 a final rule that prohibits the collection of detention and demurrage from U.S. truckers and consignees on import, and in July 2024, published a final rule that defines when it is unreasonable for a carrier to deny cargo space accommodations when such space is available. In addition to the FMC rulemaking projects, other new legislation initiatives have been introduced in Congress, which, if passed, could further restrict our commercial position vis-à-vis supply chain providers and customers, create new regulatory (including environmental) requirements, as well as cancel or limit the applicable U.S. Shipping Act antitrust exemptions.  Any new rule issued by the FMC addressing these topics or other legislative-related initiatives may have an adverse effect on our business and financial results, including on our ability to negotiate commercial terms with our customers in our favor and our ability to collect our fees in exchange for our services. If we are found to be in violation of the applicable regulation, we could be subject to various sanctions, including monetary sanctions. For example, in September 2022, an FMC complaint was filed against us claiming we overcharged detention and demurrage fees in violation of the FMC’s interpretive Rule on Detention and Demurrage of May 18, 2020, and is currently awaiting final ruling, expected in 2025. See Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

United States

Our operations between the United States and non-U.S. ports are subject to the provisions of the U.S. Shipping Act of 1984, or the Shipping Act, which is administered by the Federal Maritime Commission (FMC). On October 16, 1998, the Ocean Shipping Reform Act of 1998 was enacted, amending the Shipping Act to promote the growth and development of U.S. exports through certain reforms in the regulation of ocean transportation. This legislation, in part, repealed the requirement that a common carrier or conference file tariffs with the FMC, replacing it with a requirement that tariffs be open to public inspection in an electronically available, automated tariff system. Furthermore, the legislation requires that only the essential terms of service contracts be published and made available to the public. Our operations involving U.S. ports are subject to FMC oversight under the Shipping Act and FMC regulatory requirements relating to carrier agreements, tariffs and service contracts, and certain “Prohibited Acts” under Section 10 of the Shipping Act. Violations of the requirements of the Shipping Act or FMC regulations are subject to civil penalties of up to $14,988 per non-willful violation and up to $74,943 per willful violation. Pursuant to the Federal Civil Penalties Inflation Adjustment Act Improvements Act of 2015, these civil penalties are subject to adjustments on an annual basis to reflect inflation.

European Union and United Kingdom

Our operations involving the European Union are subject to EU competition rules, particularly Articles 101 and 102 of the Treaty on the Functioning of the European Union, as modified by the Treaty of Amsterdam and Lisbon. Article 101 generally prohibits and declares void any agreement or concerted actions among competitors that adversely affects competition. Article 102 prohibits the abuse of a dominant position held by one or more shipping companies. However, until April 2024, certain joint operation agreements in the shipping industry such as vessel sharing agreements and slot swap agreements were block exempted from certain prohibitions of Article 101 by Commission Regulation (EC) No 906/2009 as amended by Commission Regulation (EU) No 697/2014 and were in effect until they expired and not renewed (Consortia Block Exemption Regulation, or “CBER”). Following the expiry of the CBER, operational agreements remain legally permitted if they fall within the conditions of Article 101 of Treaty on the Functioning of the European Union and are subject to a self-assessment. A similar decision was taken by the United Kingdom’s Competition and Markets Authority (CMA) not to enact a UK block exemption that would have replaced the CBER following Brexit. Although we currently do not believe the non-renewal of the block exemptions regulation in the EU and UK will have a material impact on our operations as currently conducted, the non-renewal is expected to increase legal costs, increase legal uncertainty and delay the implementation of operational cooperation agreements between carriers, thus potentially limiting our ability to enter into cooperation arrangements with other carriers. In addition, the non-renewal or modification of the existing CBER may adversely affect the review and renewal processes of similar block exemptions regulations in other jurisdictions, including Israel, and may contribute to the shortening of block exemption regulation effective periods in other jurisdictions. See Item 3.D “Risk factors – We are subject to competition and antitrust regulations in the countries where we operate, have been subject to antitrust investigations by competition authorities in the past and may be subject to antitrust investigations in the future. Moreover, we rely on applicable competition exemptions for operational agreement with other carriers, and the revocation of these exemptions could negatively affect our business.”

Israel

Our operations in Israel are subject to Israeli competition rules, primarily the Israeli Economic Competition Law, 1988, or the Israeli Competition Law, and the regulations and guidelines thereunder. Under the Israeli Competition Law certain arrangements, known as “restrictive arrangements”, such as non- compete and exclusivity clauses, as well as other arrangements that may be deemed to undermine competition, such as “most-favored-nation” clauses, may create concerns under Israeli competition law and as such may require specific exemptions or approvals, and in certain cases they may be subject to “block exemptions” which automatically apply in the relevant circumstances. Our arrangements (agreements) and operations in Israel are reviewed on an ongoing basis in order to address this concern. Our cooperation with competitors is subject to the Israeli industry wide block exemption with respect to operational arrangements involving international transportation at sea, issued in 2012. Under this block exemption, sea carriers are permitted to enter into operational agreements such as VSAs, swap agreements or slot charter agreements, subject to the completion of a self-assessment confirming the satisfaction of the following conditions: (i) the restraints in the arrangement do not reduce competition in a considerable share of the market, or do not result in a substantial harm to competition in such market; (ii) the object of the arrangement is not the reduction or elimination of competition; and (iii) the arrangement does not include any restraints which are not necessary in order to fulfill its objectives. The block exemption was eventually extended for a shorter period of three years and until October 2025. The explanatory notes of the Israeli block exemption include that these rules are similar in concept to the CBER, which expired in April 2024. There is no assurance that the Israeli block exemption will be further extended at all or under similar terms, particularly considering that the CBER expired and the UK CMA announced its decision not to replace the CBER with a similar UK block exemption following Brexit (see above – “Competition Regulation – European Union”).

In addition, the Israeli Competition Law sets specific limitations and restraints on entities who are defined as “monopolies” in Israel (namely entities holding a market share that is greater than 50% or entities with a significant market power). This matter is also reviewed by us on an ongoing basis and we do not think that our activities in Israel currently fall within the scope of the definition of a “monopoly”.

Generally, violations of the Israeli Competition Law may result in administrative fines and in severe cases also in criminal sanctions, all of which may apply to us or to officers and employees involved in such violations. Such violations may also serve as a basis for class actions and tort claims. In addition, agreements which violate the Israeli Competition Law may be declared void.

Recent Developments

In January 2025, the 2M Alliance was terminated, and following the termination, we entered into a strategic operational agreement with MSC that came into effect in February 2025, which replaced our previous agreement with the 2M Alliance. The strategic operational agreement with MSC includes a vessel sharing agreement and slot swap on a total of six services in the same two subtrades. For more information, see “— Our company” and “—Our operational partnerships—Strategic Cooperation Agreement with MSC.”

C.	Organizational structure

We were formed as a company in the State of Israel on June 7, 1945.

Our subsidiaries are organized under and subject to the laws of various countries. Please see Exhibit 8.1 to this Annual Report on Form 20-F for a listing of our subsidiaries.

D.	Property, plants and equipment

We are headquartered in Haifa, Israel and conduct business worldwide. We currently lease approximately 170,000 square feet of office space at 9 Andrei Sakharov Street, Matam, Haifa 3190500, Israel. The lease commenced in 2004 and will expire in May 2034.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global container liner shipping company with leadership positions in niche markets where we believe we have distinct competitive advantages that allow us to maximize our market position and profitability. Founded in Israel in 1945, we are one of the oldest shipping liners, with 80 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence. Moreover, we continuously seek to maximize operational efficiencies while increasing our profitability and benefitting from a flexible cost structure. We have also developed a variety of digital tools to better understand our customers’ needs through careful analysis of data, including business and artificial intelligence.

As of December 31, 2024, we operated a global network of 56 weekly lines, calling at approximately 330 ports delivering cargo to and from more than 100 countries. Our network is enhanced by cooperation agreements with other leading container liner companies and alliances, allowing us to maintain our independence while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Within our global network we offer tailored services, including land transportation and logistical services as well as specialized shipping solutions, including the transportation of out-of-gauge cargo, refrigerated cargo and dangerous and hazardous cargo. Our strong reputation and high-quality service offerings have drawn a loyal and diversified customer base. We have a highly diverse and global customer base of approximately 32,700 customers (on a non-consolidated basis) using our services, while, in 2024, our 10 largest customers represented approximately 14% of our freight revenues and our 50 largest customers represented approximately 31% of our freight revenues.

In the years ended December 31, 2024, 2023 and 2022, we carried 3,751 thousand, 3,281 thousand and 3,380 thousand TEUs for our customers worldwide, respectively. Additionally, in the years ended December 31, 2024, 2023 and 2022, our net income (loss) was $2,153.8 million, $(2,687.9) million and $4,629.0 million, respectively, and our Adjusted EBITDA was $3,691.8 million, $1,049.3 million and $7,541.3 million, respectively.

Our ordinary shares have been listed on the New York Stock Exchange under the symbol “ZIM” since January 28, 2021.

Factors affecting our results of operations

Our results of operations are affected, among others, by the following factors:

Factors affecting our income from voyages and related services

Market Volatility. The container shipping industry continues to be characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including the implications of the ongoing military conflicts between Israel and Hamas, Iran and Iranian-backed proxies, between Russia and Ukraine, the risk of rising inflation, or the continuing or possible escalation of trade restrictions between the U.S. and China). Market conditions impact during 2022 was positive, resulting in the Company’s improved results and strengthened capital structure, mainly driven by increased freight rates. Following the peak levels reached during 2021 and the first quarter of 2022, freight rates have decreased in most trades throughout the remainder of the year 2022 and during 2023 as a result of reduced demand and increased capacity as well as the easing of both COVID-19 restrictions and congestion in ports, although some increases were demonstrated in certain trades towards the end of 2023, related to security concerns raised in the Red Sea. In 2024 average freight rates increased compared to 2023 due to several factors, including customer concerns of a long-term labor strike on the U.S. East Coast and new imposed tariffs on trade between the U.S. and China.

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

The volume of cargo that we carry is also impacted by our lack of participation in strategic alliances  and other cooperation agreements. In periods of increased demand and increased volume of cargo, we adjust capacity by chartering-in additional vessels and containers and/or purchasing additional slots from partners, to the extent feasible. During these periods, increased competition for additional vessels and containers may increase our costs. We may deploy our capacity through additional vessels and containers in existing services, through new services that we operate independently or through the exchange of capacity with vessels operated by other shipping companies or other cooperative agreements. In periods of decreased volumes of cargo, we may adjust capacity to demand by electing to reduce our fleet size in order to reduce operating expenses mainly by redelivering chartered-in vessels and not renewing their charters, or by cancelling specific voyages (which are referred to as “blank sailings”). We may also elect to close existing services within, or exit entirely from, less attractive trades. As a substantial portion of our fleet is chartered-in we retain a relatively high level of flexibility even though it is less so when it concerns vessels that are long-term chartered.

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

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) increased from 818 points on April 23, 2020, with the global outbreak of COVID-19, to 5,047 as of December 31, 2021. Further, in July 2024 the SCFI reached its peak levels for 2024, at 3,734 points, but then ultimately decreased to 2,460 points as of December 31, 2024. Furthermore, rates within the charter market, through which we source most of our capacity, may also fluctuate significantly based upon changes in supply and demand for shipping services. During 2024, charter hire rates have increased as a result of the low numbers of vessels available for hire. In addition, according to Alphaliner, global container ship capacity is expected to increase by 5.7% in 2025, with a vessel order book of 8.6 million TEU, while demand for shipping services is projected to increase only by 2.5%. Therefore, the increase in ship capacity is expected to continue to be higher than the increase in demand for container shipping.

There are certain cargo types that require more expertise; for example, we charge a premium over the base freight rate for handling specialized cargo, such as refrigerated, liquid, over-dimensional, or hazardous cargo, which require more complex handling and more costly equipment and are generally subject to greater risk of damage. We believe that our commercial excellence and customer centric approach across our network of shipping agencies enable us to recognize and attract customers who seek to transport such specialized types of cargo, which are less commoditized services and more profitable. We intend to focus on growing the specialized cargo transportation portion of our business. We also charge a premium over the base freight rate for global land transportation services we provide. Further, from time to time we impose surcharges over the base freight rate, in part to minimize our exposure to certain market-related risks, such as fuel price adjustments and in response to GHG regulation such as ETS and FuelEU Maritime Regulations, increased insurance premiums in war zones, exchange rate fluctuations, terminal handling charges and extraordinary events, although usually these surcharges are not sufficient to recover all of our costs. Amounts received related to these adjustment surcharges are allocated to freight revenues.

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

For each service we operate, we measure the utilization of a vessel on the dominant leg, as well as on the counter-dominant leg by dividing the number of TEUs carried on a vessel by that vessel’s capacity. For example, some of our major trade routes, such as the Pacific and Cross Suez routes, are marked by significant trade imbalances, as the majority of goods are shipped from Asia for consumption in Europe and North America. We manage the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction using various methods, such as triangulating our land transportation activities and services. If we are unable to successfully match requirements for container capacity with available capacity in nearby locations, we may incur balancing costs to reposition our containers in other areas where there is demand for capacity. Cargo handling accounted for 44.6%, 43.0%, and 41.6% of our operating expenses and cost of services for the years ended December 31, 2024, 2023 and 2022.

Bunker expenses. Bunker expenses, mainly comprised of fuel and marine LNG consumption, represent a significant portion of our operating expenses. As a result, changes in the price of bunker or in our bunker consumption patterns can have a significant effect on our results of operations. Bunker price has historically been volatile, can fluctuate significantly and is subject to many economic and political factors that are beyond our control. Bunker prices have decreased in 2023, following their increase in 2022, partially due to the military conflict between Russia and Ukraine. In an effort to reduce our bunker expenses, we have employed new procurement processes and tools aimed at reducing the prices at which we purchase our bunker from our suppliers. We also seek to control our costs by imposing surcharges over the base freight rate to minimize our exposure to changes in bunker costs, reviewing bunker prices in different markets and purchasing fuel for our vessels when such vessels are visiting bunkering ports that offer lower bunker price. We have entered into a sale and purchase agreement with Shell to supply LNG for our 15,000 TEU LNG dual fuel vessels, which have been delivered, and in September 2024 we entered into a Heads of Agreement (and thereafter entered into a definitive agreement in December 2024) with Shell to supply LNG to our operated 8,000-class TEU LNG vessels, deployed on the ZIM Ecommerce Baltimore Express (ZBX). We expect to rely on Shell and other LNG suppliers for the purchase and supply of LNG for the remaining LNG dual fuel fleet to be delivered. Additionally, we may sometimes manage, part of our exposure to fuel price fluctuations by entering into hedging arrangements. For more information on the risks of bunker price fluctuations, see Item 3.D “Risk factors – Risks relating to operating our vessel fleet – Rising energy and bunker prices (including LNG) may have an adverse effect on our results of operations.” Our bunker consumption is affected by various factors, including the number of vessels being deployed, vessel size, pro forma speed, vessel efficiency, weight of the cargo being transported and sea state. We have implemented various optimization strategies designed to reduce bunker consumption, including operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing route optimization. Our bunker expenses accounted for 28.5%, 28.3% and 30.1% of our operating expenses and cost of services for the years ended December 31, 2024, 2023 and 2022, respectively.

Vessel charter portfolio. Most of our capacity is chartered in. As of December 31, 2024, we chartered-in 131 vessels, which accounted for approximately 89.9% of our TEU capacity and 90.3% of the vessels in our fleet. Of such vessels, all are under a “time charter”, including seven vessels chartered in from entities related to Kenon, which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee with the owner handling the crewing and technical operation of the vessel. Four of our vessels were chartered-in under a “bareboat charter”, which consists of chartering a vessel for a given period of time against a charter fee, with us handling the operation of the vessel, but they were re-delivered to their owners during 2023, so currently none of our vessels are chartered-in under a bareboat charter. Under these arrangements, both parties are committed for the charter period; however, vessels temporarily unavailable for service due to technical issues will qualify for relief from charges during such period (off hire). Further to the implementation of IFRS 16 (‘Leases’) on January 1, 2019, vessel charters with an expected term exceeding one year, are accounted through depreciation and interest expenses. Accordingly, the composition of our charter fleet in respect of expected term, affects the classification of our costs related to vessel charters. For strategic long-term charter agreements see “Item 4.B – Our vessel fleet – Strategic Chartering Agreements”.

We also purchase “slot charters,” which involve the purchase of slots on board of another shipping company’s vessel. Generally, these rates are based primarily on demand for capacity as well as the available supply of container ship capacity. As a result of macroeconomic conditions affecting trade flow between ports served by container shipping companies and economic conditions in the industries which use container shipping services, bareboat, time and slot charter rates can, and do, fluctuate significantly and are generally affected by similar factors that influence freight rates. Our results of operations may be affected by the composition of our general chartered-in vessels portfolio. Slots purchase and charter hire of vessels (other than those recognized as right-of-use-assets) accounted for 1.6%, 2.0% and 8.4%, of our operating expenses and cost of services for the years ended December 31, 2024, 2023 and 2022, respectively.

Port expenses (including canal fees). We pay port expenses, which are surcharges levied by a particular port and are applicable to a vessel and/or the cargo on board of a particular vessel, at each port of call along our various trade routes. Increases in port expenses increase our operating expenses and, if such increases are not reflected in the freight rate charged by us to our customers, may decrease our net income, margins and results of operations. We also pay canal fees, which are the transit fees levied by canals, such as the Panama Canal or the Suez Canal, in connection with a vessel’s passage and are generally correlated to the size of the vessel transporting the cargo. Larger vessels, notwithstanding their utilization in a given voyage and capacity of cargo, generally pay higher transit fees. An increase in transit fees, if not reflected in the freight rate charged by us to our customers, may decrease our net income, margins and results of operations. Our port (including canal) expenses accounted for 10.2%,12.9% and 7.5% of our operating expenses and cost of services for the years ended December 31, 2024, 2023 and 2022, respectively.

Agents’ salaries and commissions. Our agents’ salaries and commissions reflect our costs related to agents’ services in connection with certain aspects of our shipping operations. Any increases in the salaries and commissions paid to agents for their services, would result in the corresponding increases to our operating expenses and cost of services. Agents’ salaries and commissions totaled $251.7 million, $209.5 million and $261.1 million for the years ended December 31, 2024, 2023 and 2022, respectively, accounting for 5.6% 5.4% and 5.5% of our operating expenses and cost of services for the years ended December 31, 2024, 2023 and 2022.

General and administrative expenses. Our general and administrative expenses include salaries and related expenses, office equipment and maintenance, depreciation and amortization, consulting and legal fees, advertising expenses and travel and vehicle expenses. General and administrative expenses totaled $296.1 million, $280.7 million and $338.3 million for the years ended December 31, 2024, 2023 and 2022, respectively, including $211.2 million, $185.5 million and $238.8 million of salaries and related expenses, respectively.

Personnel expenses, which comprise salaries and related expenses (including incentives) in both operating expenses and general and administrative expenses, totaled $496.8 million, $428.4 million and $489.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Any adverse trends in volumes of trades, freight rates, charter rates and/or bunker prices, as well as other deteriorating global economic conditions, could negatively affect the entire industry and also affect our business, financial position, assets value, results of operations and cash flows.

Factors affecting comparability of financial position and results of operations

Seasonality

Our business has historically been seasonal in nature. As a result, our average freight rates have reflected fluctuations in demand for container shipping services, which affect the volume of cargo carried by our fleet and the freight rates which we charge for the transport of such cargo. Our income from voyages and related services are typically higher in the third and fourth quarters than the first and second quarters due to increased shipping of consumer goods from manufacturing centers in Asia to North America in anticipation of the major holiday period in Western countries. The first quarter is affected by a decrease in consumer spending in Western countries after the holiday period and reduced manufacturing activities in China and Southeast Asia due to the Chinese New Year. However, operating expenses such as expenses related to cargo handling, charter hire of vessels, bunker and lubricant expenses and port expenses are generally not subject to adjustment on a seasonal basis. As a result, seasonality can have an adverse effect on our business and results of operations.

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

General and administrative expenses

General and administrative expenses consist mainly of employee salaries and other employee benefits (including incentives, pension and related payments) of our administrative personnel, as well as expenses related to office maintenance, computerized equipment and software (including depreciation and amortization), fees paid in respect of consulting, legal and insurance services, advertising expenses, as well as travel and vehicle expenses.

Share of profits (losses) of associates, net of tax

Share of profits (losses) of associates, net of tax comprises our share in the net income (loss) of associate companies, accounted for under the equity method.

Finance expenses, net

Finance income is ordinarily comprised of interest income from funds invested and net foreign currency exchange rate differences. Finance expenses are ordinarily comprised of interest expenses on lease liabilities, borrowings and other liabilities, net foreign currency exchange rate differences and impairment losses on trade and other receivables.

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

	Year Ended December 31,
	2024	2023	2022
	(in millions)
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBIT
Net income (loss)	$2,153.8	$(2,687.9)	$4,629.0
Financial expenses, net	322.3	304.5	108.5
Income taxes	51.2	(127.6)	1,398.3
Operating income (EBIT)	2,527.3	(2,511.0)	6,135.8
Non-cash charter hire expenses(1)	0.0	0.2	0.4
Capital loss (gain), beyond the ordinary course of business(2)	(2.0)	20.0	(0.6)
Assets impairment loss(3)	0.0.0	2,063.4	0.0
Expenses related to legal contingencies	24.0	5.0	9.8
Adjusted EBIT	$2,549.3	$(422.4)	$6,145.4
Adjusted EBIT margin(4)	30.3%	(8.2)%	48.9%

(1)	Mainly related to amortization of deferred charter hire costs, recorded in connection with a past restructuring in 2014.

(2)	Related to disposal of assets, other than container and equipment (which are disposed on a recurring basis).

(3)	For further details, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

(4)	Represents Adjusted EBIT divided by Income from voyages and related services.

	Year Ended December 31,
	2024	2023	2022
	(in millions)
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA
Net income (loss)	$2,153.8	$(2,687.9)	$4,629.0
Financial expenses, net	322.3	304.5	108.5
Income taxes	51.2	(127.6)	1,398.3
Depreciation and amortization	1,142.5	1,471.8	1,396.2
EBITDA	3,669.8	(1,039.2)	7,532.0
Non-cash charter hire expenses	0.0	0.1	0.1
Capital loss (gain), beyond the ordinary course of business(1)	(2.0)	20.0	(0.6)
Assets Impairment loss(2)	0	2,063.4	0.0
Expenses related to legal contingencies	24.0	5.0	9.8
Adjusted EBITDA	$3,691.8	$1,049.3	$7,541.3

(1)	Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

(2)	For further details, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

Results of operations

The following table sets forth our results of operations in U.S. million dollars and as a percentage of income from voyages and related services for the periods indicated:

	Year Ended December 31,
	2024		2023		2022
	(in millions)
Income from voyages and related services	$8,427.4	100%	$5,162.2	100%	$12,561.6	100%
Cost of voyages and related services:
Operating expenses and cost of services	(4,513.2)	(53.6)	(3,885.1)	(75.3)	(4,764.5)	(37.9)
Depreciation	(1,130.2)	(13.4)	(1,449.8)	(28.1)	(1,370.3)	(10.9)
Impairment of assets			(2,034.9)	(39.4)
Gross profit	2,784.0	33.0	(2,207.6)	(42.8)	6,426.8	51.2
Other operating income (expenses), net	45.8	0.5	(14.9)	(0.3)	48.0	0.4
General and administrative expenses	(296.1)	(3.5)	(280.7)	(5.4)	(338.3)	(2.7)
Share of losses of associates	(6.4)	(0.1)	(7.8)	(0.2)	(0.7)	(0.0)
Results from operating activities	2,527.3	30.0	(2,511.0)	(48.6)	6,135.8	48.9
Finance expenses, net	(322.3)	(3.8)	(304.5)	(5.9)	(108.5)	(0.9)
Profit (loss) before income tax	2,205.0	(26.2)	(2,815.5)	(54.5)	6,027.3	48.0
Income taxes	(51.2)	(0.6)	127.6	(2.5)	(1,398.3)	(11.1)
Net income (loss)	$2,153.8	25.6%	$(2,687.9)	(52.1)%	$4,629.0	36.9%

Fiscal Year ended December 31, 2024, compared to fiscal year ended December 31, 2023

Income from voyages and related services

Income from voyages and related services for the year ended December 31, 2024 increased by $3,265.2 million, or 63.3%, from $5,162.2 million for the year ended December 31, 2023, to $8,427.4 million for the year ended December 31, 2024, primarily driven by an increase of $3,132.8 million in revenue from containerized cargo, as detailed in the table below, mainly as a result of an increase in average freight rates, as well as an increase in TEUs carried for the year ended December 31, 2024, which increased by 470 thousand TEUs, or 14.3%, from 3,281 thousand TEUs for the year ended December 31, 2023, to 3,751 thousand TEUs for the year ended December 31, 2024. This increase was primarily driven by: (i) launching new services in the Latin America trade, related to the Asia – South America and North America – South America sub-trades, (ii) reopening of our two e-commerce express services in the Pacific Southwest sub-trade, (iii) deploying larger vessels in the Pacific All Water sub-trade and the Cross-Suez Asia – Mediterranean sub-trade, (iv) changes in the mode of operation of one of our lines in the Pacific All Water sub-trade, from a bi-weekly service to a weekly service, and (v) an increase in the number of voyages in the Intra-Asia Asia – Australia sub-trade.  On the other hand, the above was partially offset by: (i) termination of service in the Cross-Suez India – Mediterranean and North Europe sub-trades, (ii) structural changes in the Intra-Asia trade, related to the Asia – Australia and Indian sub-continental sub-trades, (iii) decrease in the number of voyages in the Pacific and Cross-Suez trades due to trade disruption in the Red Sea, (iv) decrease in vessel utilization of the Latin America trade, related to the Asia – South America and North America – South America sub-trades.

The average freight rate per TEU carried for the year ended December 31, 2024 increased by $685, or 56.9%, from $1,203 for the year ended December 31, 2023 to $1,888 for the year ended December 31, 2024

The following table shows a breakdown of our TEUs carried, average freight rate per TEU carried and freight revenues from containerized cargo (i.e., excluding non-containerized cargo and excluding other revenues mainly comprised of demurrage and value-added services; see also Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report) for each geographic trade zone for the periods presented. For a discussion of the factors that affect the average freight rate per TEU carried in our industry, see “Factors affecting our income from voyages and related services.”

	TEUs carried			Average freight rate per TEU carried (USD)			Freight revenues from containerized cargo (USD millions)
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
Geographic trade zone	2024	2023	% Change	2024	2023	% Change	2024	2023	% Change

Pacific	1,604	1,260	27.3%	$2,444	$1,412	73.1%	$3,920.1	$1,779.1	120.3%
Cross-Suez	332	386	(14.0)%	$2,607	$1,273	104.8%	$864.5	$491.3	76.0%
Atlantic-Europe	555	429	29.4%	$1,240	$1,484	(16.4)%	$687.8	$636.3	8.1%
Intra-Asia	746	916	(18.6)%	$1,022	$673	51.9%	$762.9	$616.6	23.7%
Latin America	514	290	77.2%	$1,646	$1,466	12.3%	$845.8	$425.0	99.0%
Total	3,751	3,281	14.3%	$1,888	$1,203	56.9%	$7,081.1	$3,948.3	79.3%

TEUs carried in the Pacific geographic trade zone for the year ended December 31, 2024 increased by 344 thousand, or 27.3%, from 1,260 thousand for the year ended December 31, 2023, to 1,604 thousand for the year ended December 31, 2024, primarily driven by reopening of our two e-commerce express services in the Pacific Southwest sub-trade, as well as by deploying larger vessels in the All Water sub-trade and changing a line’s mode of operation in the All Water sub-trade from a bi-weekly service to weekly service. On the other hand, the above was partially offset by the impact of a decrease in the number of voyages in the All Water sub-trade due to trade disruptions in the Red Sea. The average freight rate per TEU carried in the Pacific geographic trade zone for the year ended December 31, 2024, increased by $1,032 or 73.1%, from $1,412 for the year ended December 31, 2023 to $2,444 for the year ended December 31, 2024.

TEUs carried in the Cross-Suez geographic trade zone for the year ended December 31, 2024 decreased by 54 thousand, or 14.0%, from 386 thousand for the year ended December 31, 2023, to 332 thousand for the year ended December 31, 2024, primarily driven by termination of the service operated in the India –Mediterranean and North Europe sub-trade and by a decrease in the number of voyages in the Asia – Mediterranean sub-trade due to trade disruptions in the Red Sea. This decrease was partially offset by the impact of deploying larger vessels in the Asia – Mediterranean sub-trade. It should be noted that approximately 80 thousand TEUs serving in the Mediterranean / North Europe shifted during 2024 to new services in north Europe under the Atlantic-Europe trade. The average freight rate per TEU carried in the Cross-Suez geographic trade zone for the year ended December 31, 2024, increased by $1,334, or 104.8%, from $1,273 for the year ended December 31, 2023 to $2,607 for the year ended December 31, 2024.

TEUs carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2024 increased 126 thousand, or 29.4%, from 429 thousand for the year ended December 31, 2023, to 555 thousand for the year ended December 31, 2024, primarily driven by the shifting of 80 thousand TEUs from the Mediterranean to north Europe as described in the previous paragraph. The average freight rate per TEU carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2024 decreased by $244, or 16.4%, from $1,484 for the year ended December 31, 2023 to $1,240 for the fiscal year ended December 31, 2024.

TEUs carried in the Intra-Asia geographic trade zone for the year ended December 31, 2024 decreased by 170 thousand, or 18.6%, from 916 thousand for the year ended December 31, 2023, to 746 thousand for the year ended December 31, 2024, primarily driven by a new structure in the Asia – Australia and Indian sub-continental sub-trades. On the other hand, the above was partially offset by an increase in the number of voyages in the Asia – Australia sub-trade, since there were multiple blank sailings in 2023 due to market conditions. The average freight rate per TEU carried in the Intra-Asia geographic trade zone for the year ending December 31, 2024 increased by $349, or 51.9%, from $673 for the year ended December 31, 2023 to $1,022 for the year ended December 31, 2024.

TEUs carried in the Latin America geographic trade zone for the year ended December 31, 2024, increased 224 thousand or 77.2%, from 290 thousand for the year ended December 31, 2023 to 514 thousand for the year ended December 31, 2024, primarily driven by launching new services between the Asia and South America sub-trade (West Coast South America), as well as two services in the North America – South America sub-trade. On the other hand, the above was partially offset by the impact of a decrease in vessel utilization, related to the sub-trades described above, as a result of challenging market conditions. The average freight rate per TEU carried in the Latin America geographic trade zone for the year ended December 31, 2024, increased by $180, or 12.3%, from $1,466 for the year ended December 31, 2023 to $1,646 for the year ended December 31, 2024.

Composition of gross profit

	Year Ended December 31,
	2024	2023	Change	% Change
	(in millions)
Income from voyages and related services	$8,427.4	$5,162.2	$3,265.2	63.3% increase
Cost of voyages and related services:
Operating expenses and cost of services	(4,513.2)	(3,885.1)	(628.1)	16.2% increase
Depreciation	(1,130.2)	(1,449.8)	319.6	22.0% decrease
Impairment of assets		(2,034.9)	2,034.9
Gross profit (loss)	$2,784.0	$(2,207.6)	$4,991.6	226.1% increase

Cost of voyages and related services

Operating expenses and cost of services

Operating expenses and cost of services for the year ended December 31, 2024 increased by $628.1 million, or 16.2%, from $3,885.1 million for the year ended December 31, 2023 to $4,513.2 million for the year ended December 31, 2024, primarily driven by (i) an increase of $341.7 million (20.4%) in cargo handling expenses, (ii) an increase of $187.2 million (17.0%) in bunker expenses and (iii) an increase of $68.3 million (31.5%) in cost of related services and sundry, partially offset by (iv) a decrease of $38.9 million (7.8%) in port expenses.

Depreciation for the year ended December 31, 2024 decreased by $319.6 million, or 22%, from $1,449.8 million for the year ended December 31, 2023, to $1,130.2 million for the year ended December 31, 2024, primarily due to a decrease of $452.8 million related to the impairment of assets recorded on September 30, 2023, partially offset by an increase of $133.3 million mostly related to right-of-use vessels.

We recognized an impairment loss in the year ended December 31, 2023. With respect to our impairment analysis and results, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

Gross profit (loss)

Gross profit for the year ended December 31, 2024 was $2,784.0 million compared to a gross loss for the year ended December 31, 2023 of $2,207.6 million, an overall change of $4,991.6 million. The change was primarily driven by an increase of $3,265.2 million in income from voyages and related services and an impairment of assets in an amount of $2,034.9 million recognized in 2023, partially offset by an increase of $628.1 million in operating expenses.

Other operating income (expenses), net

Other operating income, net for the year ended December 31, 2024 were $45.8 million, compared to other operating expenses, net of $14.9 million for the year ended December 31, 2023, an overall change of $60.7 million. The change was primarily driven by an increase of $33.0 million in capital gains and an impairment of assets in an amount of $28.5 million recorded in 2023.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2024 increased by $15.4 million, or 5.5%, from $280.7 million for the year ended December 31, 2023 to $296.1 million for the year ended December 31, 2024, primarily driven by an increase of $25.7 million (13.9%) in salaries and related expenses (including incentives), partially offset by a decrease of $9.7 million (44.1%) in depreciation and amortization.

Net finance expenses, net

Net finance expenses, net for the year ended December 31, 2024 were $322.3 million compared to $304.5 million for the year ended December 31, 2023, an increase of $17.8 million, or 5.8%. The increase was primarily driven by (i) an increase of $86.9 million related to interest expenses (mostly related to lease liabilities), partially offset by (ii) a decrease of $46.0 million related to adjustments to financial liabilities in respect of estimated and executed cashflows, and (iii) an increase of $30.0 million related to net foreign currency exchange rate differences.

Income taxes

Income taxes for the year ended December 31, 2024 amounted to an expense of $51.2 million, compared to an income of $127.6 million for the year ended December 31, 2023, an overall change of $178.8 million, primarily driven by the change in the profit (loss) before income taxes and the accounting of deferred taxes.

Fiscal Year ended December 31, 2023, compared to fiscal year ended December 31, 2022

See - “Item 5. Operating and Financial Review and Prospects” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 13, 2024.

Liquidity and capital resources

We operate in the capital-intensive container shipping industry. Our principal sources of liquidity are cash inflows generated from operating activities, generally in the form of income from voyages and related services. Our principal needs for liquidity are operating expenses, expenditures related to lease liabilities and capital expenditures. Our long-term capital needs generally result from our need to fund our growth strategy. Our ability to generate cash from our operations depends on future operating performance, which is dependent, to some extent, on general economic, financial, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in Item 3.D “Risk factors.”

Our cash and cash equivalents amounted to $1,314.7 million, $921.5 million and $1,022.1 million as of December 31, 2024, 2023 and 2022, respectively.

In addition, our bank deposits and other investment instruments amounted to $1,825.5 million, $1,755.4 million and $3,588.6 million as of December 31, 2024, 2023 and 2022, respectively. See also Note 29(a) to our audited consolidated financial statements included elsewhere in this Annual Report in respect of the Company’s investment policy.

Working capital position

As of December 31, 2024, our current assets totaled $3,260.9 million while current liabilities totaled $2,611.2 million (including current maturities of lease liabilities and other financial liabilities), resulting in a working capital of $649.7 million. This working capital balance does not include investments in investments instruments which are presented as non-current assets due to their contractual maturity, but are available for any immediate liquidity needs. We believe that our current cash and cash equivalents, along with our investments in bank deposits and other investment instruments, and our operating cash flows will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the 12 months following the date of this Annual Report and to make the required principal and interest payments on our indebtedness (mostly comprised of lease liabilities).

Cash flows

The following is a summary of the cash flows by activity for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
	(in millions)
Net cash generated from operating activities	$3,752.7	$1,020.0	$6,110.1
Net cash generated from (used in) investing activities	$(223.2)	$1,776.5	$(1,645.0)
Net cash used in financing activities	$(3,131.4)	$(2,892.9)	$(4,976.4)

Fiscal Year ended December 31, 2024, compared to fiscal year ended December 31, 2023

Net cash generated from operating activities

Our cash flow from operating activities is generated primarily from containerized cargo transportation services, less our payments for operating expenses and costs of services, including expenses related to cargo handling, bunker and lubricants, slots purchase and charter hire of vessels, agents’ salaries and commissions, port expenses, costs of related services and general and administrative expenses. We use our cash flows generated from operating activities to support working capital and capital expenditure (including right-of-use assets) for current and future operations, as well as to service our debt (mostly comprised of lease liabilities) . Our business has historically been seasonal in nature. Recently, seasonality factors have not been as apparent as they have been in the past. During past periods of seasonality, our income from voyages and related services in the first and second quarters have historically declined as compared to the third and fourth quarters. As trends that affect the shipping industry have changed rapidly in recent years, it remains difficult to predict these trends and the extent to which seasonality will be a factor impacting our results of operations in the future.

For the year ended December 31, 2024, net cash generated from operating activities increased by $2,732.7 million, or 267.9%, from $1,020.0 million for the year ended December 31, 2023 to $3,752.7  million for the year ended December 31, 2024. The increase in cash generated from operating activities was primarily driven by an increase of $2,657.7 million in profit before income taxes, excluded of net finance expenses and non-cash items.

Net cash generated from (used in) investing activities

Our investing activities are ordinarily comprised of investments in bank deposits and other investment instruments, capital expenditures and sale of tangible assets. We invest a portion of our cash in fixed income instruments and other investment instruments, as well as in various time deposits, some of which are not accounted as cash and cash equivalents. Accordingly, cash flows related to such investment instruments and bank deposits are accounted as cash used in (generated from) investing activities.

For the year ended December 31, 2024, net cash used in investing activities was $223.2  million compared to net cash generated from investing activities of $1,776.5 million for the year ended December 31, 2023, an overall change of $1,999.7 million. The change was primarily driven by (i) a decrease of $2,144.3 million in cash generated from changes in other investments (mainly bank deposits), partially offset by (ii) an increase of $224.0 million in cash generated from the disposal (acquisition) of investment instruments, net.

Net cash used in financing activities

Our financing activities are ordinarily comprised of principal and interest payments in respect of lease liabilities and borrowings, dividend distributions and change in short-term loans.

For the year ended December 31, 2024, net cash used in financing activities was $3,131.4 million compared to $2,892.9 million for the year ended December 31, 2023, an increase of $238.5 million. The increase was primarily driven by (i) an increase of $369.5 million in repayment of lease liabilities and borrowings, partially offset by (ii) a decrease of $190.0 million in dividends paid to shareholders.

Fiscal Year ended December 31, 2023, compared to fiscal year ended December 31, 2022

For a comparison of our cash flows for the fiscal years ended December 31, 2023 and 2022, see “Item 5. Operating and Financial Review and Prospects – Liquidity and capital resources – Cash flows” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 13, 2024.

Debt and other financing arrangements

Total outstanding indebtedness as of December 31, 2024, consisted of $4,660.5 million in long-term debt and $1,369.5 million in current maturities of long-term debt and short-term debt. Long-term debt is mainly comprised of lease liabilities, related to vessels and equipment.

The Company is required to comply with a certain minimum liquidity requirement, as well as with other non-financial covenants which are customary in financial arrangements. As of December 31, 2024, the Company is in compliance with its covenants, as the Company’s liquidity, as defined in the related agreements, amounted to U.S.$ 3.1 billion (Minimum Liquidity required was U.S.$ 250 million).

As of December 31, 2024, and 2023, our total outstanding debt was $6,015.7 million and $4,997.7 million, respectively. The increase of $1,018.1 million during the year ended December 31, 2024 was primarily driven by a net increase of $1,033.5 million in lease liabilities. The increase of $665.8 million during the year ended December 31, 2023 was primarily driven by a net increase of $729.2 million in lease liabilities.

The weighted average interest rate paid per annum as of December 31, 2024, under all of our indebtedness was 8.1%.

Type of debt	Original currency	Fixed / Variable	Effective interest (1)		Year of maturity	Face value	Carrying amount
	(in millions)
Financial Debt:
Other long term loans	U.S. dollars	Variable	6.5%	(2)	2025 – 2030	61.4	61.4
Short-term credit from banks	U.S. dollars	Variable	5.3%		2025	32.0	32.0
Total						$93.4	$93.4
Lease liabilities	Mainly U.S. dollars	Fixed	8.1%	(2)	2025 – 2038	$5,922.3	$5,922.3
Total						$6,015.7	$6,015.7

(1)
The effective interest rate is the rate that discounts estimated future cash payments or receipts through the contractual life of the financial instrument to the net carrying amount of the financial instrument and does not necessarily reflect the contractual interest rate.

(2)	Based on weighted average.

Vessel leases

We are engaged in multiple lease arrangements for vessels, supporting our operating activities, including leases that provide an option to extend the lease term or to obtain ownership of the vessel at the end of the lease term.

Container financing leases

Some of our container assets are obtained through lease arrangements, including leases that provide an option to purchase the containers at the end of the lease period for an agreed amount. Our container leases generally include representations and warranties that are in each case customary for this type of transaction.

Short-term credit

We have short-term borrowings from banks, mainly dominated in U.S. dollars.

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

As of December 31, 2024 and 2023, no amounts were withdrawn under this facility. In October 2024, the factoring agreement with Bank Hapoalim was further renewed for an additional period of three years, ending October 2027.

In June 2023, the Company (and its wholly owned digital freight forwarded subsidiary, Ship4WD) entered into an agreement with a factoring service provider, for the recurring sale of receivables, as part of the Company’s initiatives to provide its customers with additional services, including trade credit. The sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9 (Financial Instruments).

Capital expenditures

During the years ended December 31, 2024, 2023, and 2022, our capital expenditures were $214.1 million, $115.7 million and $345.5 million, respectively. Such expenditures, which do not include additions of leased assets, were mainly related to investments in equipment and vessels, as well as in our information systems. Our projected capital expenditures for the next 12 months are aimed to support our ongoing operational needs. We believe our current cash and cash equivalents and our investments in bank deposits and other investment instruments, as well as, our operating cash flows will be sufficient to fund our operations for at least the next 12 months.

Quantitative and qualitative disclosures about market risk

We are exposed to risks associated with adverse changes in exchange rates, interest rates and commodity prices.

Management has established risk management policies to monitor and manage such market risks, as well as credit risks.

We are exposed to currency risk on revenues, expenses, receivables and payables where they are denominated in a currency other than the U.S. dollar. Although we did not enter into transactions of derivatives in recent years, we may do so from time to time, in order to manage market risks. We do not enter into commodity contracts other than to meet our operational needs.

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

Assessment of non-financial assets for impairment

At each reporting date, the Company reviews the carrying amount of its operating assets and assesses them for impairment, or impairment reversal, when indications exist. The Group assesses the recoverable amount of its cash-generating units based on value-in-use. Value-in-use is the present value of the future net cash flows expected to be derived from the use of an asset or cash-generating unit. The Group’s assessment involves judgment in respect of multiple estimates, the change of which may affect the recognition, measurement or allocation of impairment losses, or the reversal of such. Although we believe our estimates are reasonable, these are all highly subjective and involve significant inherent uncertainties. Regarding the significant assumptions used in the assessments carried out during the reported periods, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

We also apply the requirements of IFRS 15 to determine whether an asset transfer, within a transaction of sale and lease-back, is accounted for as a sale. If an asset transfer satisfies the requirements of IFRS 15 to be accounted for as a sale, we measure the right-of-use asset arising from the lease-back at the proportion of the previous carrying amount that relates to the right-of-use retained by us. Accordingly, we only recognize the amount of gain or loss that relates to the rights transferred. If the asset transfer does not satisfy the requirements of IFRS 15 to be accounted for as a sale, we account for the transaction as secured borrowing.

If the terms of a lease in which we are a lessee are modified, we first assess whether the revised terms reflect an increase or a decrease in the lease scope. When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in such circumstances, we account for the modification as a separate lease. When we do not account the modification as a separate lease, on the initial date of the lease modification, we determine the revised lease term and measure the lease liability by discounting the revised lease payments using a revised discount rate, against the right-of-use asset. For lease modifications that include a decrease in scope of the lease, we first recognize a decrease in the carrying amount of the right- of-use asset (on a pro-rata basis) and the lease liability (considering the revised leased payments and pre- modification discounting rate), in order to reflect the partial or full cancellation of the lease, with the net change recognized in profit or loss.

Trend information

For a description of the factors affecting our results of operations see “– Factors affecting our income from voyages and related services.” Total global container shipping demand totaled approximately 249 million TEU in 2024 (including inland transportation) according to Drewry Container Forecaster (Drewry) as of December 2024. Global container demand has seen steady and resilient growth equaling a 5.5% CAGR since 2000 according to Drewry, driven by multiple factors. These include economic drivers such as GDP growth, containerization and industrial production, as well as other non-economic drivers such as geopolitics, consumer preferences and demographic changes.

The breakout of the COVID-19 pandemic led to the second crisis in the container shipping industry since 2000, (with the first crisis occurring during 2009 following the 2008 financial crisis). 2020 commenced with lockdowns and reduced exports from China, reduction of shipping capacity, however during the second half of 2020 manufacturing capacity increased, together with a spike in e-commerce and goods sales, and inventory restocking.

Following the supply chain disruptions experienced in 2021, which were a factor driving significant upgrades to freight rates, supply chains have been normalizing since the second half of 2022 and during most of 2023, mainly due to a shift in consumer spending. The continued Houthi rebel attacks in the Red Sea from November 2023 caused services to be rerouted from the Suez Canal, leading to destabilized service schedules and blank sailings, additional needs for capacity and equipment being required and a dramatic increase in freight rates. Supply stabilized during the first quarter of 2024, however towards the second half of 2024 rates increased due to several factors, which included, among others, customers’ concern of long-term labor strikes in ports on the East Coast of the U.S., and new tariffs imposed by the U.S. government on Chinese manufactured products. Freight rates have decreased since July 2024 but still remain high compared to the first half of 2023. According to Drewry, demand is expected to grow at a CAGR of approximately 2.7% from 2022 to 2026.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position
Executive officers
Eli Glickman	63	Chief Executive Officer and President
Xavier Destriau	52	Chief Financial Officer
Noam Nativ	54	EVP General Counsel and Company Secretary
David Arbel	65	EVP Chief Operations Officer
Arik Elimelech	56	EVP Human Resources & Organization
Eyal Ben-Amram	62	EVP Chief Information Officer
Saar Dotan	55	EVP Countries and Business Development
Assaf Tiran	49	EVP Cross Suez and Atlantic BU
Abdallah Metanes	45	VP Intra Asia Trade Business Unit
Nissim Yochai	66	EVP ZIM USA President & Latin America BU
Hani Kalinski	52	EVP Pacific BU
Directors
Yair Seroussi(2)	69	Chairman of the Board
Yair Caspi	52	Director
Liat Tennenholtz(1)(2)	40	Director
Nir Epstein(1)	55	Director
Anita Odedra(1)(2)	54	Director
Birger Johannes Meyer-Gloeckner	47	Director
Yoav Moshe Sebba	54	Director
William (Bill) Shaul(1) (2)	63	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

Board of directors

Yair Seroussi has served as the Chairman of our Board of Directors since October 2020. Mr. Seroussi was chairman of Bank Hapoalim from 2009 to 2016 and he served as the head of Morgan Stanley Israel from 1993 to 2009. He is currently chairman of Enlight Renewable Energy, listed on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange (TASE) and has served in the position since 2018. Mr. Seroussi also serves as a director of Prytek, a private Singapore-based technology company. From 2017 to 2019 he was the chairman of Mediterranean Towers which is listed on the TASE. He has been a board member of Stratasys which has been listed on NASDAQ since June 2017, and served as member of the investment committee of Menora Mivtachim between March 2018 and January 2024. Mr. Seroussi started his career at the Israeli Ministry of Finance in February 1981 where he held senior positions, the last one as head of the Ministry’s mission to the USA from 1988 to 1992. Mr. Seroussi is also active in non-profit organizations and was a co-founder of Tovanot Bechinuch in 2011. He has been the Chairman of the Eli Hurvitz Institute of Strategic Management in the Tel Aviv University since 2010, a member of the board of governors at the Hebrew University, the Weizmann Institute of Science, and Shenkar School of Design. Mr. Seroussi holds a bachelor’s degree in economics and political science from the Hebrew University.

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

Birger Johannes Meyer-Gloeckner has served as a member of our Board of Directors since July 2014. He has served in various senior management positions at the CONTI Group and has served as Managing Director of CONTI HOLDING GmbH & Co. KG since 2017. Mr. Meyer-Gloeckner holds a degree in economics from Ernst- Moritz-Arndt University in Greifswald, Germany.

Yoav Moshe Sebba has served as a member of the Company’s Board of Directors since September 2011. Mr. Sebba joined the XT Group, a global shipping and holdings company, in 1998, and he is currently serving as a Managing Director of its Hi-Tech Investments company. Prior to his current position, Mr. Sebba served as a partner in Yozma Venture Capital, one of Israel’s prominent venture capital funds, in which the XT Group was a founding partner. Prior to joining the XT Group, Mr. Sebba served as a project manager at one of Israel’s leading commercial banks and at a leading consulting firm. Mr. Sebba also currently serves on the boards of directors of Sofwave (a public company traded on the TASE), Phytech, BlueThrone, Epitomee (a public company traded on the TASE), OTS Medical and Cymbio. Mr. Sebba holds a bachelor’s degree in management and industrial engineering, cum laude, from the Technion Institute of Technology and a master’s degree in business administration from the University of Haifa.

William (Bill) Shaul has served as a member of the Board of Directors since May 2021. Mr. Shaul works as an independent business consultant. Mr. Shaul’s current clients range from public companies, private equity funds, private businesses, and high net worth individuals. Mr. Shaul also currently serves as a director of an Israeli based technology company (Interactive Optical Technologies Group Ltd) and of a UK based company 3 to 5 Canfield Gardens Ltd. Mr. Shaul worked for KPMG in the UK between 1988 and 2019 during the last 24 years of which he was a tax partner. Mr. Shaul spent much of his time at KPMG working with large, global listed companies, as well as with high-net-worth individuals. Mr. Shaul holds a bachelor’s and a master’s degree in manufacturing engineering from Cambridge University.

Liat Tennenholtz has served as a member of the Board of Directors since May 2021. Ms. Tennenholtz is currently serving as EVP at Matrix and EVP M&A at Matrix Ltd., and as a member of the senior management of Matrix IT Ltd., a global Israeli technology corporation traded on the TASE, having joined Matrix as VP Business Development in 2018. Ms. Tennenholtz also served as a director in Navitas Buckskin Finance Ltd. (a public company traded on the TASE) between 2017 and 2022, in which she also acted as the head of the financial statements review committee, and as a member of the audit committee and the compensation committee since 2017. Prior to her current positions in Matrix, Ms. Tennenholtz worked on complex local and international deals carrying various positions including Commercial Finance Business Partner in Amdocs Limited, a multi-billion global IT company traded on NASDAQ, Business Development Manager and Corporate Affairs Manager in Navitas Petroleum LP, a global energy entity traded on the TASE, and CPA and Attorney for international tax department in KPMG’s Israel branch. Ms. Tennenholtz holds a bachelor’s degree in accounting and an LL.B both from Tel Aviv University, studied Mathematics in UCLA, and is a licensed lawyer and a certified public accountant in Israel.

Anita Odedra has served as a member of the Board of Directors since October 2023. Dr. Odedra has over 30 years of experience in the natural gas and shipping industry. Dr. Odedra currently serves as Executive Vice President, LNG Marketing for Tellurian Inc. Simultaneously, Dr. Odedra serves as an independent non-executive director at Navigator Gas. Prior roles include Executive Vice President, Commercial at Angelicoussis Shipping Group Limited and VP, Global Shipping at BG Group. Dr. Odedra holds a Bachelor of Science degree in Geology from Imperial College, University of London and has a Ph.D. in Rock Physics from University College London and the Earthquake Research Institute of the University of Tokyo.

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

Arik Elimelech has been our Executive Vice President of HR & Organization since September 2024. From May 2018 to September 2024, Mr. Elimelech served in a senior role in ZIM’s Global HR directorate as the Head of the Global Compensation & Benefits, Organization and People Analytics unit. Prior to his tenure with ZIM, Prior to joining ZIM, Mr. Elimelech served for 30 years in various positions in the Israeli Navy, reaching the rank of Commander. Mr. Elimelech holds a bachelor’s degree in economics and logistics from Bar Ilan University and completed Directors executive education at the BDO Finance Academy.

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

Saar Dotan has served as our Executive Vice President of Countries & Business Development since September 2018. Mr. Dotan has been at ZIM since March 2005. Since March 2007, he has served in various management positions, such as Vice President of Human Resources, Vice President of Ship Management & Chartering, Vice President of Europe Area, and he also previously served as Executive Vice President of Sales & Customer Service. Prior to joining ZIM, Mr. Dotan served in Ofer Brothers Haifa in various managerial positions, from March 1996 to February 2005. Mr. Dotan holds a master’s degree in business administration and a bachelor’s degree in economics from the University of Haifa.

Abdallah Metanes has served as VP Intra-Asia BU since September 2023. Mr. Metanes joined ZIM in 2005 at the Global Network Development & Cooperation Unit, and since then has fulfilled several executive commercial roles, both in ZIM headquarters and in Hong Kong as the Asia-North America Commercial Director. Prior to his current position, Mr. Metanes led the Asia-Europe cluster in the Cross-Suez and Atlantic BU. Mr. Metanes holds a B.Sc in Industrial Engineering & Management from the Technion- Israel Institute of Technology and an executive master’s degree in business administration from the University of Haifa.

Nissim Yochai has served as EVP LATM BU and ZIM U.S. president since October 2022, based in Norfolk, VA, USA.  He served as our Executive Vice President of Transpacific Trade since March 2016 until October 1, 2022, and was based in our regional office in Hong Kong. He joined us in 2011 with a long record of senior managerial experience in shipping and logistics. Prior to serving in this position, Mr. Yochai served as our Vice President of Global Sales from February 2015 to March 2016 and as Vice President of Corporate Customer Relationships from December 2011 to January 2015. Before joining us, Mr. Yochai served as Managing Director of Aviv Shigur Ltd, a courier services company, and as General Manager of Fridenson Air and Ocean LTD. Mr. Yochai worked for DHL Express in a variety of commercial roles, including Commercial Manager for Southeast Europe based in Vienna and Europe Sales Performance Manager based in Brussels, among others. Mr. Yochai holds a B.A. in business and economics from Bar Ilan University in Israel and a master’s degree in business administration from New York Institute of Technology in New York.

Assaf Tiran has served as EVP Cross Suez & Atlantic BU since August 2022. He previously served as our VP of Global Customer Service from April 2018. Prior to joining us, Mr. Tiran worked at ECI Telecom for five years where he served as Global Services Division Business Manager & EMEA Regional Manager, and then as Vice President - Global Services Division. From 2002 to 2012, Mr. Tiran had various managerial positions at Partner Communication – Orange IL, including as Director, Head of Frontal Services formation between 2007 to 2012. Mr. Tiran holds a bachelor’s degree in business administration from the University of Derby.

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

Compensation of officers and directors

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2024 was $18.1 million. This amount includes share-based compensation of $4.1 million and $0.9 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to directors and officers, and other benefits commonly reimbursed or paid by companies in our industry.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to U.S. domestic companies to disclose the compensation of certain executive officers on an individual, rather than an aggregate, basis.  Nevertheless, regulations promulgated under the Companies Law requires us to disclose the annual compensation of our five most highly compensated directors and officers on an individual, rather than on an aggregate, basis. This disclosure will not be as extensive as that required of a U.S. domestic company. We intend to continue providing such disclosure, at the latest, in the proxy statement for our 2025 annual meeting of shareholders, which will be furnished under cover of a Form 6-K.

Reservation of Ordinary Shares (Pool), Option Grants and IPO Grants

Following the recommendation of our compensation committee and the approval of our audit committee, our Board of Directors approved the grant of options exercisable for 546,822 ordinary shares in connection with the closing of our initial public offering to a senior member of the Company’s management under the Company’s 2020 Share Incentive Plan, or the Incentive Plan, with a fair market value (using a Black-Scholes valuation) equivalent to NIS 9.6 million translated into USD at the exchange rate in effect on the grant date. The options granted under our Incentive Plan are at an exercise price per share equal to the public offering price of $15.00 and exercisable for a term of five years from grant date, subject to vesting. 25% of the options shall vest upon the first anniversary of the grant date with the remaining options vesting in equal quarterly installments over the following three-year period. The options were granted under the capital gains track through a trustee, under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961. Our board further approved, following the approval by our compensation committee with respect to the grant to directors and officers only, the grant of 2,228,375 additional options to our then-serving Board members, officers and employees of the Company (including the grant of 935,061 options to Board members and senior members of the Company’s management, of which 490,662 options were approved at our shareholders’ meeting on May 2, 2022). The options granted under our Incentive Plan in 2022 were granted at an exercise price of $68.37 per share, which is equal to the average closing price of our ordinary shares on the NYSE during the 30 trading days that ended on March 7, 2022, and are exercisable for a term of five years from grant date, subject to vesting.

In August 2022, our Board approved the grant of 107,110, subject to adjustments, options to executive officers and employees of the Company under our Incentive Plan, including the grant of 38,293 options to senior members of the Company’s management (following the approval of our compensation committee) at an exercise price of $47.78 per ordinary share, reflecting the average closing price of our ordinary shares on the NYSE during the 30 days that ended on August 14, 2022. These options vest upon the first, second, third and fourth anniversary of the grant date, in four equal installments of 25% each and are exercisable for a term of five years.

In August 2023, the compensation committee and the Board of Directors approved grants to three of our officers in a total of 80,868 share options under our Incentive Plan at an exercise price of $13.84 per share, reflecting the average closing price of our ordinary shares on the NYSE during the 30 days that ended on August 16, 2023. 25% of these options vest upon their first anniversary of the grant date, and thereafter 6.25% of the options vest every three months over an additional three-year period, such that 100% of the options vest upon the fourth anniversary of their date of grant. The options are exercisable for a term of five years.

During 2024, the compensation committee and the Board of Directors approved grants to three of our officers in a total of 77,987 share options under our Incentive Plan at a weighted average exercise price of $17.05 per share. 25% of these options vest upon their first anniversary of the grant date, and thereafter 6.25% of the options vest every three months over an additional three-year period, such that 100% of the options vest upon the fourth anniversary of their date of grant. The options are exercisable for a term of five years.

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

Furthermore, all of our executive officers have received exculpation and indemnification letters from us, are entitled to annual bonus (subject to the discretion of our compensation committee and Board and to meeting required KPIs) and may participate in our long term equity incentive plan which we adopted in 2020, and are also entitled to certain additional benefits such as pension, life and health insurance and holiday gifts, as well as coverage of business expenses incurred in the course of their performance of their work.

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

Our Board of Directors has adopted corporate governance guidelines, which will serve as a flexible framework within which our Board of Directors and its committees operate, subject to the requirements of applicable law and regulations. Under these guidelines, it is our policy that the positions of chairperson of the Board of Directors and Chief Executive Officer may not be held by the same person unless approved by our shareholders pursuant to the Companies Law, as described below under “— Chairperson of the Board of Directors”. Our Board of Directors is responsible for nominating candidates for election to the Board of Directors, reviewing candidates’ qualifications for Board membership (including making independence determinations) and evaluating the composition of the Board. These guidelines also set forth the responsibilities of our audit committee and compensation committee and our policies with respect to director compensation, in each case as described further below.

We rely on the “home country practice exemption” with respect to certain listing requirements of the NYSE, including, for example, to have a nominating committee or to obtain shareholder approval for certain issuances to related parties or the establishment or amendment of certain equity-based compensation plans. We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE, including the requirement to obtain shareholder approval for certain other dilutive events (such as issuances that will result in a change of control or other transactions involving the issuance of a number of ordinary shares equal to 20% or more of our outstanding ordinary shares). We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NYSE corporate governance rules. Pursuant to regulations promulgated under the Companies Law, as a company listed on NYSE, nominations of directors may also be added to the agenda of a future general meeting of our shareholders, at the request of any one or more shareholders holding at least 5% of our outstanding voting power. Any director nominated by a shareholder is required to certify to us, as required for all director nominees, that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of our company, taking into consideration our company’s size and special needs.

In June 2023, the Knesset’s committee of Ministers for Legislative Amendments approved, following the memorandum issued by the Israeli Ministry of Justice in March 2021, the proposal of several legislative amendments to the Companies Law concerning companies without a controlling shareholder, such as ourselves, in light of the growing trend of decentralized ownership structures seen in public companies. Such amendments were proposed in recognition of the fact that decentralized ownership structures are characterized by a different agency problem than that of centralized ownership structures. The proposed amendments intend to align various corporate governance provisions to be better suited to the circumstances of such decentralized ownership structures. Generally, such proposed amendments concern, among other things, the definition of ‘control’ (where “control” will also include instances of 25% or more holdings of the means of control in a company where there is no holder of more than 50% of the means of control in the said company), changes to the composition of the board of directors, (generally, the replacement of external directors with a majority of independent directors in cases where there is no controlling shareholder), the nomination of candidates for the position of director on behalf of the board of directors by an independent nomination committee, the recommendation to appoint a ‘lead independent director’ for companies whose chairperson and CEO is the same person, the requirement to approve extraordinary transactions with certain material related parties (related parties holding 10% or more of the means of control in a company without a controlling shareholder) by the audit committee and board of directors, the requirement to approve non-extraordinary transactions with directors by the audit committee and board of directors, the requirement to approve extraordinary transactions with directors (even if not compensation related) by the audit committee, board of directors and the general meeting (by regular majority) and the requirement that the term of office of a director in a public company be limited to three years (without preventing their re-appointment for additional terms), provided that at any given moment, the tenure of at least half of the members of the board of directors will lapse upon the second annual general meeting following the said moment. There is no certainty as to when the provision of these amendments will indeed take effect, if at all.

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

Five of our eight directors are independent under NYSE rules, thus, we comply with the rule of the NYSE that a majority of our directors be independent within one year following the listing of our shares on NYSE. Yair Caspi, Birger Johannes Meyer-Gloeckner and Yoav Sebba are not independent.

Under our articles of association, as amended in our shareholders’ meeting convened in July 2022, our Board of Directors must consist of at least seven and not more than eleven directors, including at least two external directors to the extent required to be appointed under the Companies Law and regulations promulgated under that law. Our Board of Directors consists of eight directors. Each director will hold office until the next annual general meeting of our shareholders, unless the director is removed by a majority vote of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

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

The compensation policy must also include, among other features:

•
with respect to variable components: (a) other than with respect to officers who report directly to the chief executive officer, to establish the variable components on a long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of a director or officer, or the total sum of such components if such sum is not higher than three monthly salaries per annum, will be awarded based on non-measurable criteria, while taking into account such director’s or officer’s contribution to the company; and, (b) the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

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

Our compensation policy also addresses our directors’ and officers’ individual characteristics (such as his or her respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our directors and officers and considers the internal ratios between compensation of our directors or officers and between directors and officers and other employees. Pursuant to our compensation policy, the compensation that may be granted to a director or officer may include: base salary, benefits, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements), equity-based compensation,  and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the officer’s base salary.

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

Crew and shore employees

As of December 31, 2024, we had 151 seagoing staff serving on our vessels (including 86 contract workers), 4,850 full time shore employees (not including 1,847 contractors), with 858 located in Israel, 580 in the United States, 1,064 in China and 2,348 across more than 90 other countries. The following table shows a breakdown of our full-time shore employees by category of activity as of the dates indicated:

	Year ended December 31
	2024	2023	2022

Operational, administrative, and other	3,629	3,572	3,619
Sales and marketing	952	941	954
Information technology	269	265	257
Total	4,850	4,778	4,830

Approximately 89% of our employees in Israel work under collective bargaining agreements. Extension orders issued by the Israeli Ministry of Labor, Welfare and Social Services apply to us and affect matters such as cost of living adjustments to salaries, number of working hours, recuperation pay, travel expenses, and pension rights. Other than as described in “Risk factors — Labor shortages or disruptions could have an adverse effect on our business and reputation,” we have not experienced labor-related work stoppages or strikes in the past three years and believe that our relations with our employees are satisfactory.

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2025, by (i) each person or entity known by us to own or beneficially own 5% or more of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group, based upon the 120,457,510 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of such date.

To our knowledge, as of March 4, 2025, we had 8 shareholders of record in the United States holding approximately 99.9% of our outstanding ordinary shares. All of our ordinary shares have the same voting rights.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 1, 2025, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of beneficial Owner	Ordinary Shares Owned	Percentage of Ordinary Shares	Special State Share	Percentage of Special State Share owned
Principal Shareholders
State of Israel(1)			1	100%
Executive Officers and Directors
Eli Glickman	1,405,248	1.2%
Xavier Destriau	*	*
David Arbel	*	*
Arik Elimelech	—	—
Eyal Ben-Amram	*	*
Saar Dotan	*	*
Abdallah Metanes	*	*
Noam Nativ	*	*
Nissim Yochai	*	*
Assaf Tiran	*	*
Hani Kalinski	*	*
Yair Seroussi	*	*
Yair Caspi	*	*
Nir Epstein	*	*
Anita Odedra	—	—
Birger Johannes Meyer-Gloeckner	*	*
Yoav Moshe Sebba	*	*
William (Bill) Shaul	*	*
Liat Tennenholtz	*	*

*  Less than 1%.

(1)	For a description of the different voting rights held by the holder of the Special State Share, see “Item 6.E – Share ownership - The Special State Share.”

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

A director or officer who has a personal interest in a transaction which is considered at a meeting of the Board of Directors or the audit committee generally (unless it is with respect to a transaction which is not an extraordinary transaction with an officer or in which an officer has a personal interest) may not be present at such a meeting or participate in the discussion or voting on that matter, unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the Board of Directors has a personal interest in the approval of such a transaction then all of the directors may participate in discussions and vote of the audit committee or Board of Directors, as applicable, and, if a majority of the members of the Board of Directors has a personal interest and the transaction is an extraordinary transaction, shareholder approval is also required (except in the case of specific reliefs).

Disclosure of personal interests of controlling shareholders and approval of certain transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and officers also apply to a controlling shareholder of a public company. In this context, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. To date, none of our shareholders hold 25% or more of our voting rights. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee (or, with respect to certain matters, the compensation committee), the Board of Directors and the shareholders of the company, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not a director or officer or (d) the employment of a controlling shareholder or his or her relative by the company, other than as a director or officer. In addition, the shareholder approval must meet one of the following, which we refer to as a Special Majority:

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

Furthermore, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of a director or officer of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness, taking the position of such shareholder in the company into account.

Vessels chartered-in from interested and related parties

We have been chartering in vessels from corporations affiliated with Kenon (and its controlling shareholders), who until December 2024 was our largest shareholder (but which no longer owns any shares as of December 31, 2024). Yair Caspi and Yoav Sebba, who serve on our Board of Directors, also serve as either employees, officers or directors in Kenon or in other entities affiliated with Kenon. In addition, Barak Cohen, who resigned from his position as our Board member on December 5, 2024, also serves as a director of Kenon. All charters of vessels from entities affiliated with Kenon were approved as non-extraordinary transactions within the meaning of such term in the Companies Law (i.e., transactions conducted in the ordinary course of business, on market terms and which do not have a material impact on our assets, liabilities or profits). The aggregate amount paid in connection with these charters during the years ended December 31, 2024, 2023 and 2022 was $129.9 million, $42.7 million and $67.4 million, respectively. For information on the long-term charter of three 8,000-class TEU LNG dual fuel vessels from a company affiliated to Kenon in January 2022, please see “Item 4.B – Business – Our vessels – Strategic Chartering Agreements”. During such time that Kenon was a related party, the charter of vessels from corporations affiliated with Kenon and/or its controlling shareholders was subject to our internal procedures for the approval of non-extraordinary transactions for the charter of vessels described below.

We have been chartering in vessels from corporations affiliated with the Conti Group. Birger Johannes Meyer-Gloeckner, who serves as a director on our Board of Directors, also serves as a Senior Executive Manager of the Conti Group. All such charters that were approved following the appointment of Mr. Meyer- Gloeckner to our Board of Directors, were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. The aggregate amount paid in connection with these charters during the year ended December 31, 2024, 2023 and 2022 was $49.7 million, $46.9 million and $36.8 million, respectively.

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

On November 29, 2020 our Board of Directors approved, following the approval of our audit committee on November 27, 2020, an internal procedure, (the “Procedure”), which set forth guidelines for the approval of the chartering of vessels from Kenon (who at such approval date held more than 25% of our voting rights) or any other person in which Kenon has a personal interest (each shall be referred to herein as a “Related Party”) as non-Extraordinary Transactions for so long as Kenon was a Controlling Shareholder of the Company. Our audit committee and Board of Directors voluntarily broadened the definition of a “Controlling Shareholder”, for purposes of the Procedure, to include a holding of 20% or more of the voting rights in the Company if there is no other person who holds more than 50% of the voting rights in the Company, as detailed below.

On December 26, 2024, Kenon, our largest shareholder at that time, which held 20.7% of our outstanding ordinary shares and voting power as of December 31, 2023, announced that it had sold all of its holdings of ZIM ordinary shares. As a result, Kenon is no longer deemed a Controlling Shareholder under the Procedure. Despite Kenon no longer being our shareholder, future transactions between us and Kenon or its affiliates may require special corporate approvals, since two of our directors, Yair Caspi and Yoav Sebba, are in senior executive positions at entities affiliated with Kenon.

Transportation of containers

We provide services for the transportation of containers to ICL Group, which is a corporation affiliated with Kenon and/or its controlling shareholder, who was our largest shareholder until December 2024. Two of our Board members, Mr. Yoav Sebba and Mr. Yair Caspi, also serve as officers in companies affiliated with Kenon. We also provide services for the transportation of containers to the Oil Refineries Ltd. (Bazan) Group, which was affiliated with Kenon, but according to Bazan’s public filings, ceased to be an affiliate of Kenon as of February 2023.

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

•
The maximum payment for all such services shall not exceed $20 million per year, while a deviation of up to $5 million between the years shall not be considered as a breach of this condition. In any event, the overall payment during the five-year term of the resolution will not exceed $100 million;

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

Due to the fact that the Companies Law restricts the approval of controlling shareholder transactions for a term of up to three years, subject to certain exceptions, and in light of the fact that Kenon held less than 25% of our voting rights at such time, our Board approved, following the approval of our audit committee, a framework resolution for the transportation of containers of the ICL Group, as an extraordinary transaction in which certain directors of the Company may have a personal interest commencing on January 1, 2024, for a one-year period. We have further extended this resolution for an additional one-year period, commencing on January 1, 2025.

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

The aggregate amount received in connection with these services during the years ended December 31, 2024, 2023 and 2022 (including from the Bazan Group, during 2022 and the relative portion of 2023) amount to less than 0.5% of our revenues.

Other shipping related services

We provide from time to time certain services to corporations affiliated with Kenon and/or its controlling shareholders, including among other things, certain insurance agency services provided by our subsidiary, Ramon International Insurance Brokers Limited, container, repair, maintenance and sale services via our wholly- owned subsidiary, Gal Marine Ltd., certain port services (including husbanding services) to the XT Group in Sri Lanka via our agency located in Sri Lanka and certain electronic equipment, via our wholly-owned subsidiary, Alhoutyam Ltd. In addition, we receive certain land-based transport services from Israel Railways Ltd., who works with a number of logistics vendors, one of which is ICL. Kenon was our largest shareholder until December 2024, and two of our Board members, Yair Caspi and Yoav Sebba, serve as office holders in entities affiliated with Kenon. We work with all of these vendors from time to time, allocating our containers between the vendors based on their commissions and the quantities allocated to us. All the above-mentioned transactions were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. In the aggregate, the above-mentioned services received constitute less than 0.1% of our revenues and our operating expenses, during each of the years ended December 31, 2024, 2023 and 2022.

Transactions with Matrix IT Ltd.

We have engaged for several years and continue to engage from time to time and in the ordinary course of business in transactions with Matrix IT Ltd. and its subsidiaries, or Matrix, for the receipt of various IT services, including purchase of computer hardware equipment, IT manpower services, software purchase, maintenance services and other statements of work from Matrix and/or parties who work with Matrix as their vendor. We additionally engage, from time to time and on an ad-hoc basis, in specific engagements with Matrix for the receipt of IT related services for one-off, special projects. Our director, Ms. Liat Tennenholtz, is a senior officer in Matrix, making such transactions from the date of her appointment related party transactions under the Companies Law. All such transactions are not considered by us to be material and are approved in accordance with the Companies Law and our internal procedures. In the aggregate, the above-mentioned services received constitute less than 0.5% of our revenues and our operating expenses, during the years ended December 31, 2024 and 2023.

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

Relationship with Kenon, our former major shareholder

As of December 31, 2024 Kenon did not own any ZIM shares. However, prior to March 2022, Kenon’s ownership of our shares exceeded 24% of our share and voting capital, and as such, was subject to the terms and conditions of the Special State Share, which limited Kenon’s ability to transfer its equity interest in us to third parties. The holder of our Special State Share granted a permit, or the Permit, to Kenon and Mr. Idan Ofer, individually and collectively referred to in this paragraph as a “Permitted Holder” of our ordinary shares. Pursuant to the terms of the Permit, the Permitted Holders may hold 24% or more of the means of control of us (but no more than 35% of the means of control of us), and only to the extent that this does not grant the Permitted Holders control in us. The Permit further stipulates that it does not limit the Permitted Holder from distributing or transferring our shares. However, the terms of the Permit provide that the transfer of the means of control of us is limited in instances where the recipient is required to obtain the consent of the holder of our Special State Share, or is required to notify the holder of our Special State Share of its holding of our ordinary shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the Permit provide that, if Idan Ofer’s holding interest in Kenon, directly or indirectly, falls below 36% or if Idan Ofer ceases to be the sole controlling shareholder of Kenon, then the shares held by Kenon will not grant Kenon any right in respect of its ordinary shares that would otherwise be granted to an ordinary shareholder holding more than 24% of our ordinary shares (even if Kenon holds a greater percentage of our ordinary shares), until or unless the State of Israel provides its consent, or does not object to, such decrease in holding interest or control in Kenon. “Control”, for the purposes of the Permit, shall bear the meaning ascribed to it in the Permit with respect to certain provisions. Additionally, the State of Israel is entitled to revoke Kenon’s permit if there was a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or us. According to the Permit, the obligations of the Permitted Holder under the Permit apply only for as long as the Permitted Holder holds more than 24% of our shares. Currently, the Permitted Holder does not hold any of our shares. We are not aware of whether the State of Israel considers the Permit to be still in effect following Kenon’s disposal of our shares.

Rights of appointment

Our current Board of Directors consists of eight directors. Currently-serving directors will continue to serve pursuant to their appointment until the next annual meeting of shareholders, unless their office is earlier vacated upon removal by a majority vote of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association. We are not a party to, and are not aware of, any voting agreements among our shareholders.

Agreements with directors and officers

Employment agreements. We have entered into written employment agreements with each of our officers. See “Item 6.B Compensation – Employment agreements with executive officers.”

Chairman’s compensation. In December 2024, the annual and extraordinary shareholders meeting approved, following the recommendation of the compensation committee and the Board of Directors, an amendment to the compensation terms to the Chairman. In accordance with the new amended agreement, the compensation paid to Mr. Yair Seroussi for his service as the chairman of our Board of Directors as of January 1, 2025, consists of a monthly fee of NIS 110,000 plus VAT (approximately $30,000, instead of his previous monthly fee of NIS 150,000 plus VAT, which was approximately $40,000), as well as reimbursement for all reasonable office expenses, as customary in the Company. Such amount includes all car expenses (whether Mr. Seroussi uses a leased Company car or chooses to use his own car), as well as any gross-up amounts, such that Mr. Seroussi is not entitled to additional reimbursement of any car expenses or gross-up (while prior to the 2024 amendment, Mr. Seroussi was entitled to use a leased company car of a type and model appropriate to the role of an Active Chairman, or to be reimbursed by us if he were to elect to use his own car). Subject to the receipt of the required approvals by the Company’s organs under the Company’s articles of association and any other applicable law and the Company’s compensation policy, Mr. Seroussi may be granted a bonus, subject to the sole discretion of the Board of Directors.

In addition, subject to obtaining all required approvals according to the articles of association and any applicable law, Mr. Seroussi will participate in the Company’s Share Option Plan, as in effect from time to time. The term of our chairman services agreement with Mr. Seroussi is for an unspecified duration, subject to his re-election by the general meeting of shareholders as required by applicable law and our articles, or until terminated earlier in accordance with the provisions of the chairman services agreement. Mr. Seroussi is further entitled to a notice period of 90 days. Mr. Seroussi is also bound by intellectual property, confidentiality, no-competition and no solicitation undertakings included in the agreement. The above compensation was recommended by our compensation committee and approved by our audit committee, Board of Directors and shareholders. In addition, on February 22, 2022 and March 9, 2022, our compensation committee and Board of Directors respectively approved, and on May 2, 2022, our shareholders’ meeting approved, the amendment of our compensation policy and the grant of 26,918 options to Mr. Seroussi, exercisable for 26,918 of our ordinary shares (subject to adjustments) under our Incentive Plan,  with a total fair market value (using a Black-Scholes valuation) equivalent to $800,000, which shall vest in four equal annual instalments of 25%, and be exercisable for a term of five years. The options shall also be subject to automatic acceleration under certain Corporate Events, as such term is defined in the Incentive Plan, and all remaining terms of the Options are in accordance with the Incentive Plan, which includes conditions with respect to, among other things, adjustments, assumption and termination of engagement.

Directors’ compensation. Our directors (other than our Chairman) receive an annual fee in the amount of $100,000 as well as payment per participation in meetings of the Board of Directors and its committees in the amount of $2,000 per meeting. Such amount is subject to VAT payment to the extent applicable. The participation fee for meetings held without actual convening of the directors is reduced by 50% and for meetings held via media communications by 40%. The directors are also entitled to reimbursement for reasonable expenses incurred as part of their service as our directors, including, among other things, travel expenses, allowance for daily living expenses, and air travel business expenses. In addition, on February 22, 2022 and March 9, 2022, our compensation committee and Board of Directors approved, and on May 2, 2022 our shareholders’ meeting approved, the amendment of our compensation policy and the grant of 13,459 options to certain members of our board, each (other than our Chairman and not including two new Board members elected in October 2023) exercisable for 13,459 our ordinary shares (subject to adjustments) under our Incentive Plan, with a fair market value (using a Black-Scholes valuation) equivalent to $3.2 million in the aggregate, which shall vest in four equal annual instalments of 25%, and be exercisable for a term of five years. The options shall also be subject to automatic acceleration under certain Corporate Events, as such term is defined in the Incentive Plan, and all remaining terms of the Options are in accordance with the Incentive Plan, which includes conditions with respect to, among other things, adjustments, assumption and termination of engagement. See also - “Item 6B. “Compensation – Compensation of officers and directors – Reservation of Ordinary Shares (Pool), Option Grants and IPO Grants”.

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

We are also from time to time subject to a number of judicial and administrative proceedings in court systems, including competition claims, class action applications and other proceedings, which we believe are incidental to business operations in the industry in which we operate. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules, when we are advised by counsel that (1) it is more likely than not that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by legal counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for more likely than not losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our legal advisors. However, developments and/or resolutions in some of such matters, including through either negotiations or litigation, are subject to a high level of uncertainty that cannot be reliably quantified. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material.

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

Our ability to pay dividends may be subject to limitations under any future indebtedness we may incur. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits (subject to limited exceptions) and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. See below. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax, except for dividends paid to an Israeli company. For a discussion of certain tax considerations affecting dividend payments, see “Item 10.E – Taxation.” Any dividends declared on our ordinary shares will be declared and paid in U.S. dollars.

Dividend and liquidation rights

We have declared, and may declare in the future, a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. In accordance with the Companies Law and our articles of association, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria with court approval. In each case, we are only permitted to distribute a dividend if our Board of Directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, which is referred to as the Solvency Test. Pursuant to regulations promulgated under the Companies Law, Israeli companies listed on certain non-Israeli stock exchanges, including the NYSE, may make a distribution, including by way of a share repurchase program (buy-back) if the company does not meet the profit test, without seeking the approval of the court, subject to the following conditions: (i) the company meets the Solvency Test; and (ii) the company provides a notice to certain creditors of its intention to make a distribution by way of a share repurchase program without meeting the profit test and no such creditor submits an objection within 30 days of the notice (otherwise, court approval would be required for such distribution in accordance with the requirements of the Companies Law).

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

B.          Significant changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2024.

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

General corporate tax in Israel

Israeli Resident Companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2025 tax year.  A corporation will generally be considered as an “Israeli Resident Company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be exempt from Israeli tax, provided that, among other conditions, (i) the shares were purchased on or commencing January 1, 2009; (ii) the gain is not attributable  a permanent establishment that the non-resident maintains in Israel; (iii) the shares were not acquired from a relative, and (iv) the capital gain did not derive from sale of shares of a company, which on the date of their purchase and during a two-years period prior to their sale, the main value of the assets held by such company, whether directly or indirectly, results from (a) rights in real estate or in a real estate association (as defined in the Income Tax Ordinance (New Version), 1961); (b) rights to use real estate or any asset attached to land; (c) rights to exploit natural resources in Israel; or (d) rights to produce from land in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the sale, exchange or disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from such sale, exchange or disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12‑month period preceding the disposition, subject to certain conditions; (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gain arising from such sale, exchange or disposition is attributed to royalties. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits, discussed below. The United States- Israel Tax Treaty does not relate to U.S. state, territorial or local taxes.

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

Surtax. Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income including, but not limited to, income derived from dividends, interest and capital gains, exceeding a certain threshold (currently NIS 721,560 for years 2024 through 2027, amount which will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index) (the “Threshold Amount”). An additional 2% tax applies to "capital income" earned as of January 1, 2025 (including capital gains, dividends, and interest) exceeding the Threshold Amount.

Estate and gift tax. Israeli law presently does not impose estate or gift taxes if the Israeli Tax Authority is satisfied that the gift was made in good faith and on condition that the recipient of the gift is not a non-Israeli resident.

U.S. federal income taxation

The following is a description of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (each defined below, and together, “Holders”) described below of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our ordinary shares. This discussion applies only to a Holder that holds our ordinary shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, special tax accounting rules under Section 451(b) of the Code, and tax consequences applicable to Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding our ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction, or persons entering into a constructive sale with respect to our ordinary shares;

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

A “U.S. Holder” is a person that is eligible for the benefits of the Treaty and for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and is:

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024 and we do not expect to become one in the foreseeable future. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC, for the taxable year in which it paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During fiscal year 2024, most of our revenues and most of our operating expenses were denominated in U.S. dollar or linked to the U.S. dollar. See also Note 29 to our audited consolidated financial statements included elsewhere in this Annual Report, in respect of currency risk.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On February 1, 2021, we completed our initial public offering of our ordinary shares pursuant to a registration statement on Form F-1 (File No. 333-251822) that was declared effective on January 27, 2021. Under the registration statement, we sold an aggregate of 15,000,000 ordinary shares. All of these ordinary shares were sold at a price to the public of U.S.$15.00 per share, yielding gross proceeds of $225 million or net proceeds of $204 million after deducting underwriting discounts and commissions and other offering expenses. Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Barclays Capital Inc., Jefferies LLC and Clarksons Platou Securities, Inc. were joint bookrunners for the initial public offering.

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

ITEM 15. CONTROLS AND PROCEDURES

A.          Disclosure Controls and Procedures

As of December 31, 2024, ZIM Integrated Shipping Services Ltd., including the Company’s Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of ZIM’s disclosure controls and procedures. ZIM’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to ZIM’s management to allow timely decisions regarding required disclosures.

Based on this evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2024, ZIM’s disclosure controls and procedures are effective for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Exchange Act within the time periods specified in the SEC’s rules and forms.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2024.

C.          Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Somekh Chaikin (a member firm of KPMG International), has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2024. The report of Somekh Chaikin is included with our consolidated financial statements included elsewhere in this annual report.

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

ITEM 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, executive officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a code of ethics as defined in Item 16B of Form 20‑F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics can be found on our website at www.zim.com. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20‑F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item16B(b) of Form 20‑F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction (e) to such Item number 16B.

ITEM 16C. Principal Accountant Fees and Services

Somekh Chaikin, a member firm of KPMG International, located in Haifa, Israel, PCAOB ID 1057, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2024 and 2023.

Amounts billed by KPMG International member firms for audit and other services were as follows:

	2024	2023
	(in thousands of U.S.$)
Audit fees (1)	1,963	1,934
Audit-related fees (2)	205	208
Tax fees (3)	353	383
All other fees	0	23
Total	2,521	2,548

(1)
Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are normally provided by an auditor for statutory or regulatory filings, such as consents and review of documents filed with the SEC.

(2)
Audit-related fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2024 and 2023, that are traditionally performed by an auditor and are reasonably related to the performance of the audit and are not reported under audit fees.

(3)	Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2024 and 2023, for tax compliance, tax advice, and tax planning.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that we believe are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and NYSE listing standards. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. Cybersecurity

Risk management and Strategy

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

At ZIM, cybersecurity risk management is an integral part of our overall enterprise risk management program. We are committed to maintaining a cybersecurity work plan and procedures that implement processes to assess, identify and manage cybersecurity risks on a periodic and ongoing basis, aligned with applicable industry standards and reviewed periodically. We are certified as compliant with ISO 27001 in Israel (information security management standard) and ISO 27701(extension to the information security management standard). Our work procedures include, among others, periodic risk assessments and implementation, periodic tests, periodic employee security awareness trainings (including an annual company-wide cybersecurity emergency drill), and a third-party data security risk management plan.  The third-party data security risk management plan includes due diligence procedures and the application of minimum-security requirements during their engagement with us; this plan helps us to analyze controls and monitor and mitigate cybersecurity risks associated with our third-party engagements. Additionally, we employ a dedicated 24/7 security operating center supervised by our Chief Information Security Officer (CISO) to monitor and respond to suspected cybersecurity threats.

Governance

We employ top-tier professionals with extensive experience managing cybersecurity threats headed by our CISO, who reports to the CEO and management, and who works in collaboration with our Chief Information Officer (CIO). Our CIO also has extensive prior work experience in cybersecurity. We also engage with reputable third-party consultants, advisors and vendors who review our overall data security and have helped us refine our cybersecurity-related work procedures, periodic risk assessments and trainings.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-68 to this annual report.

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

4.3		2020 Share Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Proxy Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
4.4
Compensation Policy, including clawback policy in compliance with Section 10D of the Exchange Act (incorporated by reference to Exhibit 4.11 to the Company’s 2023 Annual Report on Form 20-F (File No. 001-39937) filed with the SEC on March 13, 2023).

8.1	*	List of Subsidiaries and entities in which the Company has ownership rights.
11.1	*	Insider Trading Policy
12.1	*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2	**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Somekh Chaikin, a member firm of KPMG International
101
The following materials from our Annual Report on Form 20-F for the year ended December 31, 2024 formatted in iXBRL (Inline Extensible Business Reporting Language) are furnished herewith: (i) the Reports of Independent Registered Public Accounting Firms, (ii) the consolidated statements of financial position, (iii) the consolidated income statements, (iv) the consolidated statements of comprehensive loss, (v) the consolidated statements of changes in equity, (vi) the consolidated statements of cash flows, and (vii) the notes to consolidated financial statements, tagged as blocks of text and in detail.

104
The cover page from ZIM Integrated Shipping Services Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2024 formatted in iXBRL (Inline eXtensible Business Reporting Language) and contained in Exhibit 101.

*	Filed herewith
**	Furnished

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Eli Glickman
	Name:	Eli Glickman
	Title:	President and Chief Executive Officer

Date: March 12, 2025

ZIM INTEGRATED
SHIPPING SERVICES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

ZIM INTEGRATED SHIPPING SERVICES LTD.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
ZIM Integrated Shipping Services Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ZIM Integrated Shipping Services Ltd. and subsidiaries (“the Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, “the consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Impairment assessment of non-financial assets

As discussed in Note 4 to the consolidated financial statements, at each reporting date the Company reviews the carrying amount of its operating assets and assesses them for impairment, or impairment reversal, when indications exist. At December 31, 2024, the Company’s non-financial assets included vessels and containers and handling equipment amounting to $5,733.0 million and $1,013.3 million, respectively. As discussed in Note 7 to the consolidated financial statements, as of September 30, 2024, the impairment test for the container shipping services cash generating unit (CGU) concluded that no material adjustment to the CGU’s assets carrying amount was required. The Company estimated the recoverable amount of its CGUs on the basis of value-in-use, using the discounted cash flow method.

We identified the evaluation of the impairment, or impairment reversal, assessment of non-financial assets as a critical audit matter. Subjective and challenging auditor judgment was required to assess the estimated value-in-use of the container shipping services CGU as of September 30, 2024, and whether there were indicators of impairment, or impairment reversal, as of December 31, 2024. Specifically relating to the September 30, 2024 valuation of the container shipping services CGU, subjective auditor judgment was required to evaluate certain key assumptions, including the discount rate, projected freight rates, and carried volume assumptions, used to determine the recoverable amount of the Company’s container shipping services CGU, due to the degree of uncertainty related to these assumptions. Additionally, the audit effort associated with evaluating the discount rate required specialized skills and knowledge. Subjective auditor judgment was also required in the assessment of potential indicators of impairment or impairment reversal, due to the degree of uncertainty associated with the key external factors necessary to consider for potential indicators of impairment, including changes in market conditions and projected freight rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls relating to the impairment assessment of non-financial assets. This included controls related to the determination of the discount rate, projected freight rates, and carried volume assumptions used in valuation of the container shipping services CGU at September 30, 2024 and assessment of whether indicators of impairment or impairment reversal existed at December 31, 2024. To evaluate the key assumptions related to the estimated recoverable value of the container shipping services CGU as of September 30, 2024, we compared the projected freight rates to analysts projected rates and trends from external sources. We assessed the reasonableness of the carried volume assumptions by comparing them to the Company’s business plans presented to the board of directors and available industry trends. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by comparing the Company’s discount rate to a range of discount rates independently developed using inputs from publicly available information. We evaluated the Company’s assessment of indicators of impairment, or impairment reversals, by comparing the actual results for the period ended December 31, 2024 to the prior forecasts used in the impairment assessment. We also evaluated the changes in market conditions and projected freight rates by comparing to analysts projected rates and trends from external sources.

/s/ Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2004.

Haifa, Israel
March 12, 2025

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			December 31
			2024	2023
	Note		US $ in millions
Assets
Vessels	5		5,733.0	3,758.9
Containers and handling equipment	5		1,013.3	792.9
Other tangible assets	5		97.7	85.2
Intangible assets	6		109.8	102.0
Investments in associates			25.4	26.4
Other investments	10		1,080.9	908.7
Other receivables			61.0	97.9
Deferred tax assets	25(c	)	7.5	2.6
Total non-current assets			8,128.6	5,774.6

Inventories			212.2	179.3
Trade and other receivables	9		933.6	596.5
Other investments	10		800.4	874.1
Cash and cash equivalents	11		1,314.7	921.5
Total current assets			3,260.9	2,571.4
Total assets			11,389.5	8,346.0

Equity
Share capital and reserves	12		2,032.7	2,017.5
Retained earnings			2,004.2	437.2
Equity attributable to owners of the Company			4,036.9	2,454.7
Non-controlling interests			5.8	3.3
Total equity			4,042.7	2,458.0

Liabilities
Lease liabilities	8		4,600.6	3,244.1
Loans and other liabilities	13		59.9	73.6
Employee benefits	14		47.5	46.1
Deferred tax liabilities	25(c	)	27.6	6.1
Total non-current liabilities			4,735.6	3,369.9

Trade and other payables	15		736.2	566.4
Provisions	16		96.6	60.7
Contract liabilities			408.9	198.1
Lease liabilities	8		1,321.7	1,644.7
Loans and other liabilities	13		47.8	48.2
Total current liabilities			2,611.2	2,518.1
Total liabilities			7,346.8	5,888.0

Total equity and liabilities			11,389.5	8,346.0

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board	President & Chief	Chief Financial Officer
of Directors	Executive Officer

Date of approval of the Financial Statements: March 12, 2025

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED INCOME STATEMENTS

			Year ended December 31
			2024	2023	2022
	Note		US $ in millions

Income from voyages and related services	17		8,427.4	5,162.2	12,561.6
Cost of voyages and related services:
Operating expenses and cost of services	18		(4,513.2)	(3,885.1)	(4,764.5)
Depreciation	23		(1,130.2)	(1,449.8)	(1,370.3)
Impairment of assets	7			(2,034.9)
Gross profit (loss)			2,784.0	(2,207.6)	6,426.8

Other operating income	19		46.6	14.4	48.9
Other operating expenses	20		(0.8)	(29.3)	(0.9)
General and administrative expenses	21		(296.1)	(280.7)	(338.3)
Share of loss of associates			(6.4)	(7.8)	(0.7)

Results from operating activities			2,527.3	(2,511.0)	6,135.8

Finance income	24(a	)	149.2	142.2	130.9
Finance expenses	24(b	)	(471.5)	(446.7)	(239.4)

Net finance expenses			(322.3)	(304.5)	(108.5)

Profit (loss) before income taxes			2,205.0	(2,815.5)	6,027.3

Income taxes	25		(51.2)	127.6	(1,398.3)

Profit (loss) for the year			2,153.8	(2,687.9)	4,629.0

Attributable to:
Owners of the Company			2,147.7	(2,695.6)	4,619.4
Non-controlling interests			6.1	7.7	9.6
Profit (loss) for the year			2,153.8	(2,687.9)	4,629.0

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	12(d	)	17.84	(22.42)	38.49
Diluted earnings (loss) per 1 ordinary share	12(d	)	17.82	(22.42)	38.35

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31
	2024	2023	2022
	US $ in millions

Profit (loss) for the year	2,153.8	(2,687.9)	4,629.0

Other components of comprehensive income

Items of other comprehensive income that were
or will be reclassified to profit or loss

Foreign currency translation differences for foreign operations	(2.4)	(9.1)	(18.0)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, net of tax	7.6	4.4	(34.6)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income that was transferred to profit or loss	0.7	13.6	2.6

Items of other comprehensive income that would
never be reclassified to profit or loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	(0.1)	1.5	(1.9)

Defined benefit pension plans actuarial gains (losses), net of tax	(1.7)	0.1	8.5

Other comprehensive income for the year, net of tax	4.1	10.5	(43.4)

Total comprehensive income for the year	2,157.9	(2,677.4)	4,585.6

Attributable to:

Owners of the Company	2,151.3	(2,683.3)	4,578.2
Non-controlling interests	6.6	5.9	7.4

Total comprehensive income for the year	2,157.9	(2,677.4)	4,585.6

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
Balance at January 1, 2024	926.6	1,133.7	(42.8)	437.2	2,454.7	3.3	2,458.0
Profit for the year				2,147.7	2,147.7	6.1	2,153.8
Other comprehensive income for the year, net of tax		8.2	(3.1)	(1.5)	3.6	0.5	4.1
Exercise of options	0.7	(0.7)
Share-based compensation		10.0			10.0		10.0
Dividend to owners of the Company				(579.2)	(579.2)		(579.2)
Acquisition of non-controlling interest in a subsidiary		0.1			0.1	(0.1)
Dividend to non-controlling interests in subsidiaries						(4.0)	(4.0)
Balance at December 31, 2024	927.3	1,151.3	(45.9)	2,004.2	4,036.9	5.8	4,042.7

Balance at January 1, 2023	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9
Loss for the year				(2,695.6)	(2,695.6)	7.7	(2,687.9)
Other comprehensive income for the year, net of tax		19.5	(7.3)	0.1	12.3	(1.8)	10.5
Exercise of options	0.7	(0.7)
Share-based compensation		17.6			17.6		17.6
Dividend to owners of the Company				(769.2)	(769.2)		(769.2)
Dividend to non-controlling interests in subsidiaries						(8.9)	(8.9)
Balance at December 31, 2023	926.6	1,133.7	(42.8)	437.2	2,454.7	3.3	2,458.0

Balance at December 31, 2021	923.2	1,107.9	(19.7)	2,580.6	4,592.0	7.5	4,599.5
Initial application of amendment to IAS 37				(3.3)	(3.3)		(3.3)
Balance at January 1, 2022	923.2	1,107.9	(19.7)	2,577.3	4,588.7	7.5	4,596.2
Profit for the year				4,619.4	4,619.4	9.6	4,629.0
Other comprehensive income for the year, net of tax		(33.9)	(15.8)	8.5	(41.2)	(2.2)	(43.4)
Share-based compensation		25.8			25.8		25.8
Exercise of options	2.7	(2.7)
Dividend to owners of the Company				(3,303.3)	(3,303.3)		(3,303.3)
Acquisition of non-controlling interest in a subsidiary		0.2			0.2	(0.2)
Dividend to non-controlling interests in subsidiaries						(8.4)	(8.4)
Balance at December 31, 2022	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9

(*) Include reserves related to share-based compensation, changes in fair value of investment instruments and transactions with an interested party.

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31
		2024	2023	2022
	Note	US $ in millions

Cash flows from operating activities
Profit (loss) for the year		2,153.8	(2,687.9)	4,629.0

Adjustments for:
Depreciation and amortization	23	1,142.5	1,471.8	1,396.3
Impairment loss	7		2,063.4
Net finance expenses		342.4	304.5	108.5
Share of losses (profits) and change in fair value of		6.4	6.5	(2.1)
Capital gains, net	19	(43.9)	(10.9)	(42.7)
Income taxes	25	51.2	(127.6)	1,398.3
Other non-cash items		10.9	18.9	39.7
		3,663.3	1,038.7	7,527.0

Change in inventories		(32.9)	11.4	(71.7)
Change in trade and other receivables		(352.9)	242.7	496.6
Change in trade and other payables including contract liabilities		357.8	(95.1)	(325.7)
Change in provisions and employee benefits		35.4	15.9	15.9
		7.4	174.9	115.1

Dividends received from associates		3.1	2.3	0.9
Interest received		97.3	133.8	53.2
Income taxes paid		(18.4)	(329.7)	(1,586.1)

Net cash generated from operating activities		3,752.7	1,020.0	6,110.1

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and
interest in investees		18.7	27.4	48.1
Acquisition and capitalized expenditures of tangible assets,
intangible assets and interest in investees		(214.1)	(115.7)	(345.5)
Disposal (acquisition) of investment instruments, net		85.8	(138.2)	(1,433.1)
Loans granted to investees		(6.1)	(5.4)
Change in other receivables		31.6	3.2	(20.2)
Change in other investments (mainly deposits), net		(139.1)	2,005.2	105.7
Net cash generated from (used in) investing activities		(223.2)	1,776.5	(1,645.0)

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended December 31
			2024	2023	2022
	Note		US $ in millions

Cash flows from financing activities
Receipt of long-term loans and other
long-term liabilities					59.2
Repayment of lease liabilities and borrowings	13(d	)	(2,082.6)	(1,713.1)	(1,449.4)
Change in short-term loans				(21.0)	(53.5)
Dividend paid to non-controlling interests			(4.0)	(8.9)	(8.4)
Dividend paid to owners of the company			(579.2)	(769.2)	(3,303.3)
Interest paid			(465.6)	(380.7)	(221.0)
Net cash used in financing activities			(3,131.4)	(2,892.9)	(4,976.4)

Net change in cash and cash equivalents			398.1	(96.4)	(511.3)
Cash and cash equivalents at beginning of the year			921.5	1,022.1	1,543.3
Effect of exchange rate fluctuation on cash held			(4.9)	(4.2)	(9.9)
Cash and cash equivalents at the end of the year	11		1,314.7	921.5	1,022.1

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity

(i)
ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "ZIM") and its subsidiaries (hereinafter - the "Group") and the Group’s interests in associates, operate in the field of cargo shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

(ii)	Financial position

(a)
The container shipping industry continues to be impacted by the supply and demand dynamics, as well as by uncertainties in the global trade, including the continuing disruption in the Red Sea, the implications of the ongoing armed conflicts between Russia and Ukraine and in the Middle-East, the inflation and elevated interest rates in certain countries, the trade limitations between the US and China and other geopolitical challenges. These factors contribute to the continuing volatility in freight rates, charter rates and bunker prices. In addition, regulators in certain jurisdictions have recently increased their regulatory oversight activities over our industry, by, among others, increased audit activities and introduction of new regulation relating to the contractual routines between carriers and their customers.

As of today, the war situation in Israel, which started in October 2023, has had no material impact on the Company’s activities in Israel. However, those may be subject to temporary disruptions if this situation was to further escalate.

Since December 2023, many ocean carriers including the Company, paused their activities in the Red Sea, following attacks made against commercial vessels by armed organizations in Yemen. The Company continues to call ports in the Mediterranean Sea, as well as to operate services which previously crossed the Suez-canal, by re-routing its vessels around Africa. This disruption results in the extension of voyages duration, as well as leading to an increase in demand for vessel capacity, as additional vessels are operated in order to maintain the same frequency of services.

Further to the above, freight rates have increased during most of 2024, with some decreases during the second half of the year, partially offsetting the earlier increases.

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

(b)
In September 2024, the Company entered into a long-term operational cooperation with Mediterranean Shipping Company (MSC), which was launched in February 2025, for a minimum period of three years. According to this cooperation, the Company and MSC operate together six services on the Asia - US East Coast and Asia - US Gulf trades, enabling ZIM to provide its customers with extended port coverage and improved service quality, while achieving significant operational efficiencies.

The Company’s operational cooperation with the 2M alliance (Maersk and MSC), originally launched in 2018, covering services on the Asia - US East Coast and Asia - US Gulf trades, has ended in January 2025, further to the previously announced termination of the 2M alliance.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity (cont’d)

(c)
Charter agreements:

Further to the Company’s long-term agreements for the charter of 46 new-build vessels, including 28 liquefied natural gas (LNG) dual-fuel vessels, as of the approval date of these financial statements, all of such vessels have been delivered to the Company.

In February 2024, the Company paid a total amount of approximately US$ 130 million for the exercise of a purchase option in respect of five chartered vessels.

In January 2025, the Company entered into an agreement for the purchase of two vessels, operating in its fleet under prior charter arrangements.

(d)
In the third quarter of 2024, the Company entered into a second long-term agreement with Shell NA LNG, LLC to secure the supply of marine liquefied natural gas (LNG) for some of its 8,000 TEU LNG-fueled vessels, for a period of up to ten years commencing 2025 and with an estimated aggregated consideration of approximately up to US$ 630 million.

(e)	Dividends:

In June, September and December 2024, further to the approval of the Company’s Board of Directors, the Company distributed dividends in amounts of US$ 28 million, US$ 112 million and US$ 440 million, reflecting US$ 0.23, US$ 0.93 and US$ 3.65 per ordinary share, respectively.

In March 2025, the Company’s Board of Directors approved a dividend distribution of approximately US$ 3.17 per ordinary share (or approximately US$ 382 million, considering the number of ordinary shares outstanding as of December 31, 2024). The dividend is scheduled to be paid on April 3, 2025, to all holders of ordinary shares on record as of March 24, 2025.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Basis of Preparation

(a)
Statement of compliance

These Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards (IFRSs), as issued by the IASB.

The Board of Directors approved the Financial Statements for issue on March 12, 2025.

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

Accounting standards issued not yet adopted

IFRS 18, Presentation and disclosure in financial statements:

In April 2024, the IASB issued IFRS 18 which will replace IAS 1, Presentation of financial statements. The new standard introduces new presentation and disclosure requirements, including: (i) classifying all income and expenses to new distinct activity categories of operating, investing, financing, income taxes and discontinued operations, based on the main business activities as specified by each entity, and (ii) disclosing in a single note to the financial statements, the Management-defined performance measures (often referred to as Non-GAAP measures). In addition, the pronouncement provides enhanced guidance regarding aggregation of information in the financial statements. The standard is effective retrospectively for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group is assessing the expected effect of the new requirements.

Amendments to IFRS 9 and IFRS 7 (Financial Instruments):

In May 2024, the IASB issued amendments to IFRS 9 (Financial instruments) and IFRS 7 (Financial instruments – Disclosures). The amendments provide clarifications for the timing of recognition and derecognition of financial assets and liabilities, as well as for the classification of financial assets with contingent features. The amendments also add certain disclosure requirements for certain financial assets. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group is assessing the expected effect of these amendments.

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

(ii)
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

The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group (the ‘Equity method’). When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. The recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

(iii)
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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(b)	Foreign currency (cont’d)

(ii)
Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into United States dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to United States dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests.

(c)	Financial instruments

(i)	Non-derivative financial assets

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

Impairment of financial assets

Impairment losses related to financial assets, including trade and other receivables, are presented under financing expenses. See also Note 3(f).

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

Subsequent measurement and gains and losses

Financial assets at fair value through profit or loss - these assets, mostly investments in equity instruments, are subsequently measured at fair value, net gains and losses, including any interest income or dividend income, are recognized in profit or loss.

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

Financial assets at amortized cost - these assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses, impairment losses / recoveries and gains or losses on derecognition are recognized in profit or loss, as financial income (expenses).

Investments in debt instruments at fair value through other comprehensive income - these assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment losses /recoveries are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income.

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

Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. With respect to lease liabilities, the Group also remeasures their carrying amount to reflect reassessments and / or modifications of their respective lease (see also Note 3(d)(ii)).

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(iii)	Derivative financial instruments

Derivatives are recognized initially at fair value, as attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives, including embedded derivatives presented separately, are measured at fair value and changes therein are recognized in profit or loss.

(iv)	Share capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(d)	Vessels, containers, handling equipment and other tangible assets

(i)
Owned assets

Vessels, containers, handling equipment and other tangible assets are recorded at cost less accumulated depreciation (see below) and accumulated impairment losses (see Note 3(f)). The cost of inspecting a vessel (dry-docking), that needs to be performed after a number of years of operation (usually once every five years), is separated from the cost of the vessel as a separate cost component and depreciated over the period until the following inspection. The Group’s management believes that there is no other material separate component whose expected period of use is different from the expected period of use of the vessel as a whole.

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

Upon initial recognition, the Group as a lessee recognizes a lease liability at the present value of the future lease payments during the lease term and concurrently recognizes a right-of-use asset at the same amount of the liability, adjusted for any prepaid and/or initial direct costs incurred in respect of the lease. The present value is calculated using the implicit interest rate of the lease, or the Company’s incremental borrowing rate applicable for such lease, when the implicit rate is not readily determinable. The lease term is the non-cancellable period of the lease, considering also extension and/or termination options which are reasonably certain to apply (see also Note 4(i)(b)).

Following recognition, the Group depreciates a right-of-use asset on a straight-line basis (see below), as well as adjust its value to reflect any re-measurement of its corresponding lease liability or any impairment losses in accordance with IAS 36.

The Group chose to apply the available exemptions, with respect to certain assets or asset classes, for short-term leases and leases of low-value assets, as well as the expedient for the inclusion of non-lease components in the accounting of a lease.

The purchase and sale of slots (container spaces on operated vessels) from and to other carriers, are not accounted as leases, since these arrangements do not refer to an identified asset. Such arrangements are recorded in profit or loss as service contracts, per the time-based portion completed as at the reporting date.

Lease modifications
When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in such circumstances, the Group accounts for the modification as a separate lease. When the Group doesn’t account the modification as a separate lease, the Group determines the revised terms and remeasures the lease liability by discounting the revised lease payments using a revised discounting rate, against the right-of-use asset.

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

A lease contract that is terminated early as a result of the underlying asset being acquired by the Group, while no purchase option was originally available, is accounted similarly to a modification. Accordingly, the related lease liability and the right-of-use asset are remeasured per the revised cash flows, reflecting the payments related to the purchase and to the remaining lease period (if any). Under this approach, no settlement gain or loss arises.

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

If the asset transfer does not satisfy the requirements of IFRS 15 to be accounted for as a sale, the Group accounts the transaction as secured borrowing. This mostly applies when options embedded in the lease-back arrangement are expected to result with retained ownership of the Group over the transferred asset.  If such options eventually expire with no retained ownership of the asset, the Group accounts for such transaction as a sale on the options expiration date.

Depreciation

Right-of-use assets are depreciated over the lease term, or their useful lives (considering residual value, when applicable) if it is reasonably certain that the Group will obtain ownership by the end of the lease term. The term of leases in which the Group is engaged with, are as follows:

years
1.	Vessels	1 – 12
2.	Containers	1 - 13
3.	Buildings, vehicles and other assets	Mainly 1 - 8

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(e)	Intangible assets

(i)
Development of software

Development activities involve a plan or design for the production of new or substantially improved processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete the development and to use the asset. The expenditures capitalized, mostly in respect of development and enhancement of information systems, include the cost of direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.  In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

(ii)
Software

The Group’s assets include computer systems consisting of hardware and software. The licenses for the software, which are considered to be a separate item, adding functionality to the hardware, are classified as intangible assets.

(iii)
Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, or other amount substituted for cost, less its residual value (if applicable). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use in the manner intended by management. The estimated useful lives for the current and comparative periods are as follows:

Software	5 years
Capitalised software development costs	5-8 years

Amortization methods, useful life and residual values are reviewed at each reporting date.

(f)	Impairment

(i)
Financial assets

The Group recognizes an expected credit loss, considering the lifetime of a financial asset, when it determines that the credit risk of such financial asset has increased significantly since initial recognition, based on reasonable and supportable indicative information. Otherwise, the Group recognizes an expected credit loss of a financial asset, considering the following twelve-month period. An impairment loss is calculated as the difference between the financial asset’s carrying amount and the present value of its estimated (probability-weighted, where applicable) future cash flows discounted at the original effective interest rate. Allowances for expected credit losses of financial assets measured at amortized cost are recognized in profit or loss and deducted from the gross carrying amount of the financial assets. For investments in debt instruments at fair value through other comprehensive income, allowances for expected credit losses are recognized in profit or loss against other comprehensive income.

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

In 2024 and 2023, the Group, further to its assessment of indicators for impairment loss / recovery (see also Note 4(a)), estimated the recoverable amount of its CGUs which have been tested for impairment, on the basis of value-in-use, using the discounted cash flow (DCF) method.

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

(g)
Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average method, and mainly includes bunker (fuel and liquefied natural gas) on board of operated vessels.

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

(b)
Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted from the defined benefit liability. The calculation is performed by a qualified actuary using the projected unit credit method.

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

(iii)
Other long-term benefits

The Group’s net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefits that employees have earned in return for their service in the current and prior periods; these benefits are discounted to determine their present value, and the fair value of any related assets is deducted. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

(iv)
Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related employees’ services are provided. The employee benefits are classified, for presentation purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be settled.

(i)
Share-based compensation

The grant date fair value of share-based compensation awards granted to employees is recognized as a payroll expense, with a corresponding increase in equity, over the period during which the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based compensation awards that are conditional upon meeting service  conditions, is adjusted to reflect the number of awards that are expected to vest.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(i)	Share-based compensation (cont’d)

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

The Group recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Group settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

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

(k)
Revenue Recognition from shipping services and related expenses

Revenue from containerized and non-containerized cargo

The Group considers each freight transaction as comprised of one performance obligation, recognized per the time-based portion completed as at the reporting date. The operating expenses related to cargo traffic are recognized immediately as incurred. If the expected incremental and other direct costs related to the cargo exceed its expected related revenue, a provision for onerous contracts is recognized as an expense in profit or loss, in accordance with IAS 37.

Contract assets and contract liabilities relating to the same contract are presented on a net basis in the statement of financial position. However, trade receivables and contract liabilities deriving from the same contract are presented on a gross basis in the statement of financial position.

Revenue from demurrage

Revenues from demurrage and detentions of containers are accounted as separate performance obligation and recognized over time, up until the customer’s late return or pick-up of the related containers.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(k)	Revenue Recognition from shipping services and related expenses (cont’d)

Revenue from related and value-added services

Revenues from related and value-added services provided to the customers by the Company and its subsidiaries, such as handling of documentation, customs, duties and logistic services, are accounted as separate performance obligation and recognized when the service is rendered.

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(m)	Income taxes (cont’d)

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised (see also Note 4(e)).

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

(n)
Segment information

The Group is managed as one operating unit, generating revenues from operating a global liner service network of cargo shipping and related services, in which lines share the use of its resources and their performance are co-dependent. Accordingly, the chief operating decision maker manages and allocates resources to the entire liner network. As there is no appropriate allocation for the Group’s results, assets and liabilities, these are all attributed to the Group’s single operating segment.

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

(a)
Assessment of non-financial assets for impairment

At each reporting date, the Group reviews the carrying amount of its operating assets and assesses them for impairment, or impairment reversal, when indications exist. When assessing whether indicators for impairment or impairment reversal exist, the Group considers external inputs, including changes in market interest rates and other market conditions, including freight indices, as well as internal inputs, including updates to the Group’s business plans and initiatives. The Group assesses the recoverable amount of its cash-generating units based on value-in-use. Value-in-use is the present value of the future net cash flows expected to be derived from the use and disposal of an asset or a cash-generating unit. The Group’s assessment involves judgment in respect of multiple estimates, the change of which may affect the recognition, measurement or allocation of impairment losses, or the reversal of such. Regarding the significant assumptions used in the assessments carried out during the reported periods, see also Note 7.

(b)	Assessment of extension options and purchase options available in lease arrangements

Future lease payments during the lease term, measured at present value, include extension options and /or purchase options, when such options are available and estimated by the Group as reasonably certain to apply. When assessing such options, the Group applies judgment, while considering all relevant aspects and circumstances, including its expected operational needs, to conclude whether it expects there will be an economic incentive to exercise each option. The assessment of those options affects the measurement of the related lease liabilities and their corresponding right-of-use assets, and in some circumstances, also the recognition of such liabilities and assets.

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

(d)	Assessment of contingent liabilities

Legal matters, including applications for class actions, are pending against the Company and/or its investees. Management evaluates based on the opinion of its legal advisors, whether it is more likely than not that an outflow of economic resources will be required to settle the potential liabilities under such legal matters. The developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to a high level of uncertainty which could result in recognition, adjustment or reversal of a provision for such matters. For information in respect to the Group’s exposure to claims and legal matters, see Note 27 (Contingencies).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Accounting estimates (cont’d)

(ii)
Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure as detailed below. When applicable, further information regarding the assumptions applied in determining fair values is disclosed in the notes specific to the related asset or liability.

(a)	Financial instruments (including derivatives) See Note 29(b).

(b)	Share-based compensation arrangements See Note 12(c).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	Vessels, containers, equipment and other tangible assets (*)

Cost:
	Balance at January 1, 2024	Additions	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2024

	US $ in millions
Vessels	8,760.2	2,865.6		(139.8)		11,486.0
Containers and equipment	1,871.7	328.7	(19.1)	(37.2)		2,144.1
Computer systems and
communication equipment	67.1	5.4	(2.6)		(0.5)	69.4
Other property and equipment	230.5	20.0	(9.2)	(0.7)	(2.8)	237.8
Total	10,929.5	3,219.7	(30.9)	(177.7)	(3.3)	13,937.3

Depreciation and impairment charges:
	Balance at January 1, 2024	Depreciation	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2024

	US $ in millions
Vessels	5,002.3	1,023.6		(272.9)		5,753.0
Containers and equipment	1,078.8	98.3	(14.1)	(29.0)		1,134.0
Computer systems and
communication equipment	57.4	1.9	(2.5)		(0.5)	56.3
Other property and equipment	155.0	5.2	(5.6)		(1.4)	153.2
Total	6,293.5	1,129.0	(22.2)	(301.9)	(1.9)	7,096.5

Payments on account	1.0					3.2

Net carrying amounts:
	Balance at January 1, 2024	Balance at December 31, 2024

	US $ in millions	US $ in millions
Vessels	3,757.9	5,733.0
Payments on account, net	1.0
	3,758.9	5,733.0

Containers and equipment	792.9	1,010.1
Payments on account, net		3.2
	792.9	1,013.3

Computer systems and
communication equipment	9.7	13.1
Other property and equipment	75.5	84.6
	85.2	97.7
Total	4,637.0	6,844.0

(*) Including right-of-use assets (see also Note 8).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	Vessels, containers, equipment and other tangible assets (cont'd) (*)

Cost:
	Balance at January 1, 2023	Additions	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2023
	US $ in millions
Vessels	6,712.7	2,437.3	(231.1)	(158.7)		8,760.2
Containers and equipment	1,890.8	56.0	(45.8)	(29.3)		1,871.7
Computer systems and
communication equipment	60.4	11.6	(4.5)		(0.4)	67.1
Other property and equipment	171.8	29.9	(0.6)	30.3	(0.9)	230.5
Total	8,835.7	2,534.8	(282.0)	(157.7)	(1.3)	10,929.5

Depreciation and impairment charges:
	Balance at January 1, 2023	Depreciation	Impairment (**)	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2023

	US $ in millions
Vessels	2,302.8	1,329.6	1,598.7	(140.2)	(88.6)		5,002.3
Containers and equipment	649.1	110.4	391.8	(38.2)	(34.3)		1,078.8
Computer systems and
communication equipment	40.2	6.3	15.7	(4.5)		(0.3)	57.4
Other property and equipment	93.5	14.3	48.1	(0.5)		(0.4)	155.0
Total	3,085.6	1,460.6	2,054.3	(183.4)	(122.9)	(0.7)	6,293.5

Payments on account	1.1						1.0

Net carrying amounts:
	Balance at January 1, 2023	Balance at December 31, 2023

	US $ in millions	US $ in millions
Vessels	4,409.9	3,757.9
Payments on account, net		1.0
	4,409.9	3,758.9

Containers and equipment	1,241.7	792.9
Payments on account, net	1.1
	1,242.8	792.9

Computer systems and
communication equipment	20.2	9.7
Other property and equipment	78.3	75.5
	98.5	85.2
Total	5,751.2	4,637.0

(*) Including right-of-use assets (see also Note 8).
(**) See also Note 7.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Intangible assets

Cost:

	Balance at January 1, 2024	Additions	Disposals	Effect of movements in exchange rates	Balance at December 31, 2024

	US $ in millions
Goodwill	9.1				9.1
Software (mostly development costs)	268.4	21.2		(0.1)	289.5
Other intangible assets	4.5		(1.1)		3.4
Total	282.0	21.2	(1.1)	(0.1)	302.0

Amortization and impairment charges:
	Balance at January 1, 2024	Amortization	Disposals	Effect of movements in exchange rates	Balance at December 31, 2024

		US $ in millions
Goodwill	9.1				9.1
Software (mostly development costs)	166.7	13.4		(0.2)	179.9
Other intangible assets	4.2	0.1	(1.1)		3.2
Total	180.0	13.5	(1.1)	(0.2)	192.2

Net carrying amounts:	Balance at January 1, 2024	Balance at December 31, 2024

	US $ in millions	US $ in millions

Goodwill
Software (mostly development costs)	101.7	109.6
Other intangible assets	0.3	0.2
Total	102.0	109.8

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Intangible assets (cont'd)

Cost:
	Balance at January 1, 2023	Additions	Disposals	Effect of movements in exchange rates	Balance at December 31, 2023

	US $ in millions
Goodwill	9.6			(0.5)	9.1
Software (mostly development costs)	238.8	29.9		(0.3)	268.4
Other intangible assets	4.5				4.5
Total	252.9	29.9		(0.8)	282.0

Amortization and impairment charges:
	Balance at January 1, 2023	Amortization	Impairment	Effect of movements in exchange rates	Balance at December 31, 2023

	US $ in millions
Goodwill			9.1		9.1
Software (mostly development costs)	155.9	11.1		(0.3)	166.7
Other intangible assets	4.1	0.1			4.2
Total	160.0	11.2	9.1	(0.3)	180.0

Net carrying amounts:
	Balance at January 1, 2023	Balance at December 31, 2023

	US $ in millions	US $ in millions

Goodwill	9.6
Software (mostly development costs)	82.9	101.7
Other intangible assets	0.4	0.3
Total	92.9	102.0

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Impairment test

At each reporting date, the Group reviews the carrying amount of its operating assets and assesses them for impairment, or impairment reversal, when indications exist. For the purpose of IAS 36, the Group concluded that its operating assets are grouped into two cash-generating units (CGUs), Container shipping services and Vehicle shipping services.

(a)	Impairment test as of September 30, 2024:

Further to the volatile market terms mentioned in Note 1(ii), which mostly affected the Group’s Container shipping services, the Group tested the carrying amount of its Container shipping services CGU for impairment loss (or recovery) as of September 30, 2024, and concluded that no material adjustment to the CGU’s assets carrying amount was required.

Consistent with its previous analysis (as of September 30, 2023, see section (b) below), the Group estimated the recoverable amount of its CGU on the basis of value-in-use, using the discounted cash flow (DCF) method and applying similar estimation methods for updated assumptions, including in respect of freight rates, carried volume, charter hire rates and bunkering costs.

The Group’s projections were estimated for the period ended on June 30, 2029 and a representative terminal year intended to reflect a long-term steady state, considering a post-tax discount rate of 12.5% and a long-term nominal growth rate of 2.5%.

(b)	Impairment test as of September 30, 2023:

Further to the volatile market terms, as well as the prolonging decrease in its market capitalization value at that time, the Group tested both of its CGUs for impairment as of September 30, 2023.

The Group estimated the recoverable amount of its CGUs on the basis of value-in-use, using the discounted cash flow (DCF) method.

The Group’s projections were estimated for the period ended on June 30, 2028 and a representative terminal year intended to reflect a long-term steady state. The key assumptions regarding both CGUs are set forth below:

•	Detailed cash flows for the abovementioned period, based upon the Group’s business plans.

•	Freight rates: expected to be further affected by industry’s supply and demand dynamics, as well as by macroeconomic trends and uncertainties.

•	Carried volume: expected to increase over the projected period, in accordance with the Group’s fleet structure and business plans.

•	Bunkering costs: according to the future price curves of fuel and liquefied natural gas (LNG).

•	Charter hire rates: according to contractual rates in effect as of the assessment date, and estimated market rates for future renewals.

•	Post tax discounting rate of 12.5%.

•	Long-term nominal growth rate of 2.5%.

•	Tax payments in accordance with the Company’s corporate tax rate of 23%.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Impairment test (cont’d)

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

The Group believes that the assumptions used in its analysis are reasonable and appropriate, considering past experience and current market trends and expectations. However, by nature, such assumptions are subject to significant uncertainties and there can be no assurance that the Group’s assumptions will materialize, or whether freight rates, charter rates and bunker costs will increase or decrease by any significant degree.

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

(a)	Right-of-use-assets

		Containers and equipment	Buildings, vehicles and other tangible assets

	Vessels			Total
	US $ in millions
Balance as at January 1, 2024	3,613.3	283.5	49.2	3,946.0
Additions	2,852.6	158.4	9.2	3,020.2
Depreciation	(982.5)	(67.2)	(8.2)	(1,057.9)
Other (*)	(226.6)	(8.1)	(1.3)	(236.0)
Balance as at December 31, 2024	5,256.8	366.6	48.9	5,672.3

		Containers and equipment	Buildings, vehicles and other tangible assets

	Vessels			Total
	US $ in millions
Balance as at January 1, 2023	3,967.3	380.0	58.0	4,405.3
Additions	2,432.4	1.0	19.5	2,452.9
Depreciation	(1,299.0)	(64.5)	(15.6)	(1,379.1)
Impairment	(1,417.3)	(21.1)	(43.0)	(1,481.4)
Other (*)	(70.1)	(11.9)	30.3	(51.7)
Balance as at December 31, 2023	3,613.3	283.5	49.2	3,946.0

(*) Mainly lease modifications and terminations, see also Note 5.

(b)	Maturity analysis of the Group's lease liabilities

	As at December 31
	2024	2023
	US $ in millions
Less than one year	1,321.7	1,644.7
One to five years	2,581.0	2,308.2
More than five years	2,019.6	935.9
Total	5,922.3	4,888.8

The Group’s lease liabilities are mostly denominated in USD, discounted by interest rates with weighted average of 8.1% (8.1% as at December 31, 2023).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	Leases (cont’d)

(c)	Amounts recognized in profit or loss

	2024	2023	2022
	US $ in millions
Interest expenses related to lease liabilities	458.8	370.0	206.0
Expenses relating to short-term leases:
Vessels	0.9	27.3	101.6
Containers	31.9	23.6	34.3

(d)	Amounts recognized in the statement of cash flows

	2024	2023	2022
	US $ in millions

Cash outflow related to lease liabilities	2,524.1	2,063.0	1,564.1

(e)	For further details regarding the Group’s commitment in respect of future leases and other leases not accounted as a lease liability as of December 31, 2024, see Note 26.

9	Trade and other receivables

(a)	Carrying amounts

	2024	2023
	US $ in millions

Non-current other receivables	61.0	97.9

Current trade and other receivables

Trade receivables	765.2	404.9

Other receivables
Insurance recoveries (see also Note 16)	36.6	30.6
Government institutions	23.6	27.4
Prepaid expenses	25.1	34.0
Other receivables (*)	83.1	99.6
	168.4	191.6

	933.6	596.5

(*) As at December 31, 2024, mainly includes receivables related to vessel owners and interest receivables. The Group’s exposure to credit and market risks is disclosed in Note 29.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Trade and other receivables (cont'd)

(b)	Factoring arrangements

(i)
In August 2019, the Group entered into a revolving arrangement with a financial institution, for the recurring sale of portion of receivables, designated by the Group. The sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9 (Financial Instruments).

As at December 31, 2024 and 2023, no amounts were withdrawn under this arrangement. In October 2024, the agreement was renewed for an additional period ending October 2027.

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

(c)
Credit line to an investee

In January 2023, the Company entered into a transaction with the above-mentioned factoring service provider (see section b(ii)), according to which the Company made an equity investment in this entity and agreed to provide it a three-year revolving credit facility, secured by account receivables, of up to approximately US$100 million. According to the terms, the Company will be entitled to exercise warrants to preferred shares of the factoring service provider, in tranches based on amounts drawn. As at December 31, 2024, the factoring service provider drew under this arrangement an aggregated amount of US$ 3 million.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	Other investments

	2024	2023
	US$ in millions
Non-current investments
Financial instruments at fair value through other comprehensive income (*)	1,060.0	893.3
Financial assets at fair value through profit or loss (*)	13.2	10.7
Other	7.7	4.7
	1,080.9	908.7

Current investments
Bank deposits and other financial assets at amortized cost	150.9	12.4
Financial instruments at fair value through other comprehensive income (*)	648.5	861.2
Other	1.0	0.5
	800.4	874.1

(*) See also Note 29 in respect of the Group’s exposure to credit, currency, interest rate and fair value risks related to investments.

As of December 31, 2024: Investment in bank deposits at amortized costs bare average interest of 5.0% (2023: 1.3%) and mature in 2025. Investment in debt securities at fair value through other comprehensive income bare average interest of 4.4% (2023: 4.2%) and mature in a weighted average of 1.7 years.

11	Cash and cash equivalents

	2024	2023
	US $ in millions

Bank balances and cash in hand	300.4	284.6
Demand deposits	397.5	201.0
Money market funds	616.8	435.9
	1,314.7	921.5

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Capital and reserves

(a)	Share capital

	2024	2023

Number of ordinary shares (issued and paid up):
Balance at the beginning of the year	120,286,627	120,149,921
Exercise of share options (cashless)	136,706	136,706
Balance at the end of the year	120,423,333	120,286,627

As at December 31, 2024 the authorized share capital is comprised of 350,000,001 ordinary shares, with no par value. The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at meetings of the Company’s shareholders. All shares rank equally in respect to interests in the Company, including in respect to the Company’s residual assets, except as disclosed in (b) below.

In respect of dividends distributed by the Company to its shareholders, see Note 1(ii)(e).

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

On July 14, 2014 the State and the Company have reached a settlement agreement (the “Settlement Agreement”) that has been validated as a judgment by the Supreme Court. The Settlement Agreement provides, inter alia, that the following arrangement shall apply: State’s consent is required to any transfer of the shares in the Company which confers on the holder a holding of 35% or more of the Company’s share capital. In addition, any transfer of shares which confers on the holders a holding exceeding 24% but not exceeding 35%, shall require a prior notice to the State. To the extent the State determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.

In addition, the Company is required to maintain a minimal fleet of 11 vessels, fully owned, either directly or through its subsidiaries. Subject to certain exceptions, any transfer of vessels in violation thereof shall be approved in advance by the State of Israel, pursuant to the related mechanism.

The Special State Share is non-transferable; its rights are described in the new Company’s Articles of Association. Except for the rights attached to the said share, it does not confer upon its holder voting rights or any share capital related rights.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Capital and reserves (cont'd)

(c)
Share-Based Payment Arrangements

During 2024, 2023 and 2022 the Board of Directors (and when applicable, the General meeting of the Company’s shareholders) approved grants under the Company’s share option plans for employees, officers and directors (see also Note 28(b)), as detailed below:

Grant Date	Number of instruments	Instrument terms	Vesting terms	Contractual life
March 2022 May 2022 August 2022 August 2023 March 2024 November 2024	1,727,443 490,662 107,110 80,868 43,160 34,827	Each option is exercisable into one ordinary share on a cash-less basis.	These options shall vest upon the first, second, third and fourth anniversary, in four equal instalments of 25% each.	5 years
The weighted average of options’ fair value, measured using the Black & Scholes model, and the related measurement inputs used, were as below:
Granted in	November 2024	March 2024	August 2023	August 2022	May 2022	March 2022
Grant date fair value	USD 14.41	USD 4.94	USD 7.06	USD 25.07	USD 26.30	USD 29.72
Share price on grant date	USD 26.10	USD 10.99	USD 14.26	USD 51.86	USD 55.63	USD 68.94
Exercise price	USD 22.71	USD 12.48	USD 13.84	USD 47.78	USD 51.37	USD 68.37
Expected volatility	54.0%	50.5%	50.1%	48.9%	48.4%	47.3%
Expected life	5 years	5 years	5 years	5 years	4.9 years	5 years
Expected dividends (*)	0%	0%	0%	0%	0%	0%
Risk-free interest rate	4.5%	4.1%	4.3%	3.0%	3.0%	1.7%

(*) Options’ exercise price is adjusted in respect of dividend distributions.

Reconciliation of outstanding share options
	2024		2023		2022
	Issuable shares	Weighted average exercise price	Issuable shares	Weighted average exercise price	Issuable shares	Weighted average exercise price
Outstanding at the beginning of the period	2,238,787	32.36	2,461,430	37.05	714,322	8.04
Granted during the year	77,987	12.76	80,868	13.84	2,325,215	65.34
Exercised during the year	(136,706)	0.00	(136,706)	0.00	(406,733)	0.00
Forfeited during the year	(79,961)		(166,805)		(171,374)
Outstanding at the end of the period	2,100,107	28.52	2,238,787	32.36	2,461,430	37.1

Exercisable at the end of the period	965,791	29.39	513,115	11.74

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Capital and reserves (cont'd)

(c)	Share-Based Payment Arrangements (cont’d)

The weighted average contractual life of the outstanding options as of December 31, 2024 was 2.33 years.

During the years ended December 31, 2024, 2023 and 2022, the Group recorded expenses related to share-based compensation arrangements of US$ 10.0 million, US$ 17.6 million and US$ 25.8 million, respectively.

(d)	Earnings (loss) per share Basic and diluted earnings (loss) per share:
	2024	2023	2022
	US $ in millions
Profit (loss) attributable to ordinary shareholders used to calculate basic and diluted earnings per share (US $ in millions)	2,147.7	(2,695.6)	4,619.4

Number of outstanding shares at the beginning of the period used to calculate basic earnings per share	120,286,627	120,149,921	119,910,688
Effect of share options	70,688	63,110	101,687

Weighted average number of ordinary shares used to calculate basic earnings per share	120,357,315	120,213,031	120,012,375

Effect of share options	135,110		432,514

Weighted average number of ordinary shares used to calculate diluted earnings per share	120,492,425	120,213,031	120,444,889

In the year ended December 31, 2024, options for 1,930,999 ordinary shares, granted under the Company’s share option plans for employees, officers and directors (see also above) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13
Loans and other liabilities

This Note provides information regarding the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risks, see Note 29.

(a)	Carrying amounts:

	2024	2023
	US$ in millions
Non-current liabilities
Loans from financial institutions	5.0	15.0
Other loans and liabilities	40.6	47.1
Derivative instruments	14.3	11.5
	59.9	73.6

Current liabilities
Current portion of loans from financial institution	10.0	10.0
Current portion of other loans and liabilities	5.8	6.2
	15.8	16.2

Short-term borrowings	32.0	32.0
	47.8	48.2

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

(b)	Terms and repayment schedule

Terms and conditions of outstanding loans are as follows:

	December 31, 2024
	Currency	Effective interest (1)	Year of Maturity	Face value	Carrying Amount
				US $ in millions
Long-term loans	US$	6.5%(2)	2025-2030	61.4	61.4
	US$		2025-2034	14.3	14.3
Short-term credit from banks	US$	5.3%	2025	32.0	32.0
				107.7	107.7

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Loans and other liabilities (cont'd)

	December 31, 2023
	Currency	Effective interest (1)	Year of maturity	Face value	Carrying amount
				US $ in millions
Long-term loans	US$	6.6%(2)	2025-2030	77.0	77.0
Long-term liabilities	US$		2024-2032	12.8	12.8
Short-term credit from banks	US$	6.6%	2024	32.0	32.0
				121.8	121.8

See also Note 8(b) with respect to lease liabilities.

(1)
The effective interest rate is the rate that discounts estimated future cash payments or receipts through the contractual life of the financial instrument to its net carrying amount, and it does not necessarily reflect the contractual interest rate.

(2)	Weighted average.

(c)
Financial covenants

As at December 31, 2024, the Group complies with all of its covenants. According to these Consolidated Financial Statements, the Group’s liquidity, as defined in the related agreements, amounts to US$ 3,140 million (Minimum Liquidity required is US$ 250 million).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Loans and other liabilities (cont'd)

(d)	Movement in liabilities deriving from financing activities

	Loans and other liabilities	Lease liabilities
Balance as at January 1, 2024	121.8	4,888.8

Changes related to financing cash flows:
Repayment of borrowings and
lease liabilities	(16.2)	(2,066.4)

Additional leases		3,020.0
Lease modifications		85.8
Other changes	2.1	(5.9)

Balance as at December 31, 2024	107.7	5,922.3

	Loans and other liabilities		Lease liabilities
Balance as at January 1, 2023	188.0		4,159.5

Changes related to financing cash flows:
Repayment of borrowings and
lease liabilities	(21.2)		(1,691.9)
Change in short-term loans	(21.0)

Additional leases			2,453.0
Lease modifications			(28.0)
Other changes	(24.0	)(*)	(3.8)

Balance as at December 31, 2023	121.8		4,888.8

(*) Mainly related to expiration of repurchase options in a sale and lease-back transactions accounted as a secured borrowing (see also Note 24(b)).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Employee benefits

(a)	Composition

	2024	2023
	US $ in millions

Present value of obligations (see section (f) below)	56.4	54.1
Fair value of the plan assets (see section (f) below)	(27.3)	(27.1)
Recognized liability for defined benefit obligations	29.1	27.0
Termination benefit-liability for early retirement	3.1	4.7
Other long-term benefits	15.3	14.4
Total non-current	47.5	46.1
Presented as current liabilities:
Liability for annual leave	10.9	11.8
Current portion of liability for early retirement	1.7	2.3
Total current (Note 15)	12.6	14.1

Total employee benefits	60.1	60.2

(b)
Defined contribution pension plans

According to the Israeli Severance Pay Law - 1963, an employee who is dismissed, or who reaches the retirement age, is entitled to severance payments, in a sum equal, in essence, to 8⅓% of his last monthly salary multiplied by the actual months of employment (hereinafter – “Severance Obligation”). With respect to some of its employees, the Group makes such payments replacing its full Severance Obligation regarding those employees and, therefore, treats those payments as if they were payments to a defined contribution pension plan. With respect to the remaining employees, the Group makes such payments replacing only (6%)/(8⅓%) of the respective Severance Obligation. Therefore, the Company treats those payments as payments to a defined contribution pension plan and treats the remainder (2⅓%)/(8⅓%) as payments to a defined benefit pension plan. The Group’s payments in respect of the above-mentioned, as well as in respect of other defined contribution plans, during the years ended December 31, 2024, 2023 and 2022, were US$ 13.1 million, US$12.5 million and US$11.8 million, respectively.

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

(f)	Movement in the present value of the defined benefit pension plan obligation and assets

	2024	2023
	US $ in millions

Defined benefit obligation at January 1	54.1	52.9
Benefits paid by the plan	(4.0)	(3.4)
Service cost and interest incurred	4.9	4.7
Foreign currency exchange changes	(1.3)	(1.0)
Actuarial losses recognized in other comprehensive income	2.7	0.9
Defined benefit obligation at December 31	56.4	54.1

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Employee benefits (cont'd)

	2024	2023
	US $ in millions

Fair value of plan assets at January 1	27.1	26.8
Contribution paid by the Group	0.9	0.8
Benefits paid by the plan	(2.2)	(1.7)
Return on plan assets	1.2	1.1
Foreign currency exchange changes	(0.7)	(0.7)
Actuarial gain recognized in other comprehensive income	1.0	0.8
Fair value of plan assets at December 31	27.3	27.1

Plan assets composition

	2024	2023
	US $ in millions

Equity instruments	8.7	9.1
Debt instruments	13.0	12.4
Cash and deposits	2.5	2.7
Other	3.1	2.9
	27.3	27.1

(g)	Actuarial assumptions The main actuarial assumptions at the reporting date are detailed below:

(i)	Annual resignation and dismissal rates were determined on the basis of the past experience of the Group.

(ii)	Assumptions regarding future benefits growth were made based on the Group's experience and management's assessments.

(iii)	Assumptions regarding future mortality are based on published statistics and mortality tables.

(iv)	The relevant discount rates in 2024, 2023 and 2022 ranged between 3.2%-5.7%, 3.7%-6.0% and 3.8%-5.3%, respectively.

(v)
The overall long-term annual rate of return on assets applied in 2024, 2023 and 2022 ranged between 5.6%-3.2%, 3.7%-5.7% and 2.6%-5.1%, respectively. The long-term annual rate of return addresses the portfolio as a whole, based exclusively on historical returns, without adjustments.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Employee benefits (cont'd)

(h)
As at December 31, 2024, the weighted average duration of the defined benefit obligation was 9  years (as at December 31, 2023 - 9 years). In 2025, the Group expects to pay approximately US$ 0.7 million in contributions to the funded defined benefit pension plan.

(i)
The Company’s Board of Directors approved compensation plans for the Group's employees and management (the "Plans"), payable as cash bonuses, in respect of each of the years 2024, 2023 and 2022. The payment of cash bonuses under the Plans was subject to the satisfaction of certain pre-conditions, such as profitability and minimum EBITDA, while the actual bonus payable to each participant under the Plans is based on each participant's meeting of certain key performance indicators (determined based on the overall performance of the Group and the individual performance of each participant). The accrual for bonuses is presented within the current liabilities.

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

In respect of options to purchase ordinary shares, granted further to the above-mentioned plans, see Note 12(c).

15	Trade and other payables

	2024	2023
	US $ in millions

Trade payables	508.3	414.6

Other payables
Salaries and related payables	77.9	17.3
Provision for annual leave and early retirement (see Note 14(a))	12.6	14.1
Government institutions	19.7	15.5
Accrued interest	5.0	3.9
Accrued expenses	41.6	54.6
Advances from customers and others	11.2	9.5
Payables and other credit balances	59.9	36.9
	227.9	151.8

	736.2	566.4

All of the trade and other payables are contractual to be settled within one year or are repayable on demand.

The Group's exposure to currency, liquidity and market risks related to trade and other payables is disclosed in Note 29.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	Provisions Provisions are mostly recorded in respect of legal and insurance claims.

2024
US $ in millions
Balance at the beginning of the year	60.7
Provisions added during the year	44.6
Provisions utilized during the year	(4.8)
Provisions reversed during the year	(3.9)
Balance at the end of the year	96.6

Legal claims

For legal matters addressed against the Group, see Note 27.

Claims covered by insurance

Claims covered by insurance represent mainly claims for damage to customers’ cargo that was shipped at the responsibility of the Group. The Group has agreements with insurance companies that indemnify it in respect of such damages (other than the deductible amounts provided in the insurance agreements). Regarding assets that were recognized in respect thereto, see Note 9, Insurance recoveries.

17	Income from voyages and related services Revenues generated throughout the Group’s global network, are disaggregated as follows:

	2024	2023	2022
	US $ in millions
Freight revenues from containerized cargo:
Pacific	3,920.1	1,779.1	5,504.2
Cross-Suez	864.5	491.3	1,528.5
Atlantic	687.8	636.3	1,231.3
Intra-Asia	762.9	616.6	1,945.9
Latin America	845.8	425.0	742.3
	7,081.1	3,948.3	10,952.2

Freight revenues from non-containerized cargo (mostly related to vehicle shipping services)	497.0	534.5	308.4

Other revenues (*)	849.3	679.4	1,301.0
	8,427.4	5,162.2	12,561.6

(*) Mainly demurrage, related services and other value-added services.
See also Notes 3(k) and 3(n).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	Operating expenses and cost of services

	2024	2023	2022
	US $ in millions
Wages, maintenance and other vessel operating costs	37.3	31.8	34.5
Expenses relating to fleet equipment
(mainly containers and chassis)	37.3	31.5	29.1
Bunker and lubricants	1,286.0	1,098.8	1,434.8
Insurance	34.5	21.5	15.2
Expenses related to cargo handling	2,013.1	1,671.4	1,981.6
Port expenses	461.8	500.7	359.0
Agents' salaries and commissions	251.7	209.5	261.1
Cost of related services and sundry	285.2	216.9	216.1
Slots purchase and hire of vessels	74.4	79.4	398.8
Hire of containers	31.9	23.6	34.3
	4,513.2	3,885.1	4,764.5

19	Other operating income

	2024	2023	2022
	US $ in millions

Capital gain, net	43.9	10.9	42.7
Sundry	2.7	3.5	6.2
	46.6	14.4	48.9

20	Other operating expenses

	2024	2023	2022
	US $ in millions

Impairment loss (see Note 7)		28.5
Sundry	0.8	0.8	0.9
	0.8	29.3	0.9

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	General and administrative expenses

	2024	2023	2022
	US $ in millions

Salaries and related expenses	211.2	185.5	238.8
Office equipment and maintenance	28.5	25.2	22.1
Depreciation and amortization	12.3	22.0	26.0
Consulting, legal fees and insurance	16.7	19.8	22.4
Advertising expenses	7.2	8.0	6.8
Travel and vehicle expenses	3.7	3.8	5.7
Other	16.5	16.4	16.5
	296.1	280.7	338.3

22	Personnel expenses

	2024	2023	2022
	US $ in millions

Salaries and related expenses included in:
Operating expenses and cost of services	285.6	242.8	250.9
General and administrative	211.2	185.5	238.8
	496.8	428.3	489.7

23	Depreciation and amortization expenses

	2024	2023	2022
	US $ in millions

Cost of voyages and related services:
Depreciation	1,130.2	1,449.8	1,370.3
General and administrative	12.3	22.0	26.0
	1,142.5	1,471.8	1,396.3

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Finance income and expenses

(a)	Finance income

	2024	2023	2022
	US $ in millions

Interest income on debt instruments measured at amortized cost	52.5	64.2	60.1
Interest income on debt instruments at fair value through other comprehensive income	67.9	78.0	24.0
Net foreign currency exchange rate differences	28.8		46.8
	149.2	142.2	130.9

(b)	Finance expenses
	2024	2023	2022
	US $ in millions

Interest expenses	467.7	380.8	224.8
Adjustments to financial liabilities in respect of
cashflows and repayments (*)		46.0	5.1
Losses reclassified to profit or loss on derecognition of debt instruments at fair value through other comprehensive income	0.7	13.6	2.6
Net foreign currency exchange rate differences		1.2
Impairment losses on trade and other receivables	3.1	5.1	6.9
	471.5	446.7	239.4

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Income taxes

(a)	Measurement of results for tax purposes

The Company measures its results for tax purposes in United States dollar, as stipulated by the relevant regulations.

The Company and its Israeli subsidiaries are taxed under the Israeli Income Tax ordinance – 1961, for which the relevant tax rate during the years 2022-2024 is 23%.

Non-Israeli subsidiaries are taxed under the laws in their countries of residence.

Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. The legislation became effective for the Group’s financial year beginning January 1, 2024. The Group is in scope of the enacted or substantively enacted legislation and has performed an assessment of the Group’s potential exposure to Pillar Two income taxes. This assessment is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities of the Group. Based on the assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. Although, there is a limited number of jurisdictions where the Transitional Safe Harbour relief does not apply, the Group does not expect any material potential exposure to Pillar Two Top-Up Taxes, given the status of Pillar Two legislation adoption in the jurisdictions in which the group operates.

	2024	2023	2022
	US $ in millions
Current tax expenses
Current year	31.2	26.0	1,360.4
Taxes in respect of previous years	0.7	2.5	(2.6)
	31.9	28.5	1,357.8
Deferred tax expenses
Origination and reversal of temporary differences	19.3	(156.1)	40.5
Total income taxes in income statements	51.2	(127.6)	1,398.3

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Income taxes (Cont’d)

(b)	Reconciliation of effective tax rate The reconciliation is based on the Company’s domestic tax rate.

	2024	2023	2022
	US $ in millions

Profit (loss) for the year	2,153.8	(2,687.9)	4,629.0
Income taxes	51.2	(127.6)	1,398.3
Profit (loss) excluding income taxes	2,205.0	(2,815.5)	6,027.3

Income tax using the domestic corporation tax rate	507.2	(647.6)	1,386.3
Current year losses and other temporary differences
for which no deferred tax asset was recognized		488.7	2.3
Utilization of carried forward tax losses for which no
deferred tax assets were recognized	(471.0)
Effect of tax rates in foreign jurisdictions	9.2	7.4	0.4
Non-deductible expenses	0.2	5.8	7.3
Effect of different tax rates on specific gains	5.7	15.2	3.8
Effect of share of profits (losses) of associates	(0.5)	1.8	0.2
Other	0.4	1.1	(2.0)
	51.2	(127.6)	1,398.3

(c)	Deferred tax assets and liabilities

(i)	Recognized deferred tax assets and liabilities Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2024	2023	2024	2023	2024	2023
	US $ in millions

Fixed assets (including right of use assets) (*)			(591.7)	(428.9)	(591.7)	(428.9)
Financial instruments and	549.4	405.0			549.4	405.0
Employee benefits	13.4	13.4			13.4	13.4
Tax losses carry-forwards	0.5	0.4			0.5	0.4
Other items	8.3	6.6			8.3	6.6

Net deferred tax assets
(liabilities)	571.6	425.4	(591.7)	(428.9)	(20.1)	(3.5)

Net deferred tax assets
recognized in the statement
of the financial position					7.5	2.6
Net deferred tax liabilities
recognized in the statement
of the financial position					(27.6)	(6.1)
					(20.1)	(3.5)

In accordance with Israeli Income Tax Regulations, the Group is entitled to deduct depreciation for vessels and related equipment at a higher rate than recorded in its financial statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Income taxes (Cont’d)

(ii)
Unrecognized deferred tax assets

On December 31, 2024 the group had carry forward tax losses in the amount of US$ 89 million (2023: US$ 1,003 million, 2022: US$ 90 million).

Deferred tax assets in the amount of US$ 20 million at December 31, 2024 (2023: US$ 483 million, 2022: US$ 14 million) have not been recognized in respect of the tax losses and other temporary differences, since it is not probable that future taxable profits will be available against which the Group can utilize the benefits therefrom. Under existing Israeli tax laws, there is no time limit for utilizing tax losses.

(d)	Movement in deferred tax assets and liabilities during the year
	Fixed assets (including right of use assets)	Financial Instruments and lease liabilities	Employee benefits	Accumulated tax losses	Other items	Total
	US $ in millions
Balance at January 1, 2024	(428.9)	405.0	13.4	0.4	6.6	(3.5)
Recognized in profit or loss	(162.8)	141.5	0.3	0.1	1.6	(19.3)
Recognized in other
comprehensive income		2.9	(0.3)		0.1	2.7
Balance at December 31, 2024	(591.7)	549.4	13.4	0.5	8.3	(20.1)

	Fixed assets (including right of use assets)	Financial Instruments and lease liabilities	Employee benefits	Accumulated tax losses	Other items	Total
	US $ in millions
Balance at January 1, 2023	(955.9)	783.7	12.9	6.8	3.4	(149.1)
Recognized in profit or loss	527.0	(368.2)	0.5	(6.4)	3.2	156.1
Recognized in other
comprehensive income		(10.5)				(10.5)
Balance at December 31, 2023	(428.9)	405.0	13.4	0.4	6.6	(3.5)

(e)	Tax assessments The tax assessments of the Company through (and including) the year 2020 are considered to be final.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	Commitments

Commitments are mainly in respect of purchase obligations, committed future leases, short-term leases and other service charges (mainly denominated in United States dollar).

As at December 31, 2024, the projected future payments are as follows:

US $ in millions
2025	355.9
2026	246.8
2027	272.7
2028	277.5
2029 and thereafter	1,234.7
2,387.6

The above schedule includes the Group’s commitments in respect of the following agreements:

(a)
In August 2022, the Company announced a long-term agreement with Shell NA LNG, LLC for the purpose of supply marine liquefied natural gas (LNG). The agreement, committing the parties for a period of ten years, secures the supply of LNG for the ten 15,000 TEU LNG-fueled vessels deployed on the Asia - US East Coast trade. In April 2023, October 2023 and March 2024, the Company and Shell entered into amendments to this agreement, for the purpose of additional LNG supply in the course of 2023 and 2024, to align with the Company’s needs in respect of delivered and scheduled to be delivered vessels.

(b)	In September 2024, the Company entered into a second long-term agreement with Shell NA LNG, LLC to secure the supply of marine liquefied natural gas (LNG) – See also Note 1(ii)(d).

(c)
In November 2024, the Company entered into an agreement for the charter of four new-build 8,000 TEU scrubber-fitted container vessels, for periods ranging between five to seven years, scheduled to be delivered during the second half of 2026 and the first half of 2027.

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

As at December 31, 2024, the aggregated exposure in excess of provision amounts recorded by the Group with respect to legal matters, excluding those discloses below, as well as excluding claims in the ordinary course of business, which are covered by insurance, is estimated at approximately US$ 15 million.

In addition, within the ordinary course of business, the Company and its subsidiaries provided guaranties, which as at December 31, 2024 amounted to approximately US$ 45 million.

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

(c)
During 2017, in one jurisdiction, courts ruled against shipping agencies operating in this jurisdiction in respect of alleged overcharging of local charges from customers, including a subsidiary of the Company. The shipping agencies in that jurisdiction (including the subsidiary) have appealed to the local Supreme Court against this ruling. The shipping agencies are conducting negotiations to achieve an out of court settlement.

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

(g)
In September 2022, a certain customer filed a complaint against the Company with the Federal Maritime Commission (FMC), alleging that the Company overly charged certain demurrage, detention and storage fees, in violation of the applicable regulation. The parties have submitted their evidence and arguments to the FMC and are waiting for the FMC’s ruling on this matter, currently expected in 2025.

(h)
In September 2022, following communications between the parties, the Company was approached by a state regulator in a certain jurisdiction indicating that the Company did not meet the local environmental regulation. The Company and the regulator are conducting negotiations to settle this matter.

(i)
In June 2023, a local court accepted an appeal on the decision to exclude a subsidiary of the Company from an industry-related competition law investigation, initiated in 2020, which consequently is expected to be re-launched. At this preliminary stage, based on the opinion of the Company’s legal advisors, the outcome of this matter cannot be assessed.

(j)
In December 2023, in one jurisdiction, the Company’s wholly owned subsidiary was approached by the local customs authorities with a request to provide information regarding voyages of the Company’s vessels to that jurisdiction, which included carriage of military cargo, in order to ascertain if the Company had all the necessary permits to carry such cargo to, through, and from that jurisdiction. Simultaneously at that jurisdiction, a criminal complaint was filed against the Company, coupled with a request to appoint an investigating judge to investigate an alleged violation of local law by the Company by virtue of the Company arriving to that jurisdiction with military cargo on board.

At this stage, based on the opinion of the Company’s legal advisors, the outcome of these proceedings cannot be assessed.

(k)
During the third quarter of 2024, the Company was approached by the Federal Maritime Commission (FMC), requesting the Company to provide certain information regarding its demurrage and detention practices vis-à-vis a number of its customers during the period of 2023 and 2024. The Company is assessing this request for information, and at this preliminary stage is unable to assess its potential consequences, if any.

(l)
The legal matters mentioned in sections (c), (d), (f), (i) (j) and (k) above do not include a specific claimed amount, and/or, based on the Group’s legal advisors, the outcome of which, if any, can't be assessed in this preliminary stage. Those matters, based on their alleged claims, regardless of their validity and merits, may each result in a potential exposure of tens of millions of US dollars. However, the developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to significant level of uncertainty that cannot be reliably quantified at the reporting date.

(m)
Based on legal advice and management estimation, the Group included a provision in its financial statements in respect of amounts it is more likely than not to bear. Regarding the provision recognized in respect of legal matters, including insurance claims - see Note 16.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	Related parties

The Group’s transactions with related parties as detailed below are mainly comprised of compensation to directors and key-management personnel, transactions with associates and transactions with entities which are controlled by or under joint control of those which retain significant influence over the Company during all or part of the reported periods.

In December 2024, Kenon Holding Ltd., which held approximately 21% of the Company’s shares as at January 1, 2024, announced that it had disposed all of its shareholding in the Company. Further to such disposal, Kenon Holding Ltd. and its related entities ceased to be related parties of the Group.

(a)	Associates:

(i)	Transactions:
		2024	2023	2022
	Note	US $ in millions

Other operating income	19	0.1	0.2	0.4

Operating expenses and cost of services	18	4.0	3.4	11.0

Finance income	24(a)	0.3	0.2	0.1

(ii)	Balances:

		2024	2023
	Note	US $ in millions

Trade and other receivables	9	17.4	13.3

Trade and other payables	15	0.4	0.4

(b)	Key management personnel (*):

	2024	2023	2022
	US $ in millions

Short-term employee benefits	5.6	3.7	5.6

Share-based compensation	2.1	4.0	5.7

Long-term employee benefits	0.5	0.4	0.5

(*) See also Notes 12(c), 14(i) and 14(j).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	Related parties (cont’d)

(c)	Other related parties (excluding those detailed in (a)-(b) above)

(i)	Transactions:

		2024	2023	2022
	Note	US $ in millions

Income from voyages and related services	17	13.2	5.1	19.5
Operating expenses and cost of services	18			1.4
Finance expenses	24(b)	19.0	4.3	4.4

(ii)	Transactions with directors:

	2024	2023	2022
	US $ in millions

Directors’ fees	1.0	1.0	1.1
Share-based compensation	0.4	1.0	1.7

(iii)	Balances:

		2024	2023
	Note	US $ in millions

Trade and other receivables	9	1.4	0.9
Trade and other payables	15	0.3	0.2
Lease liabilities (*)	8	261.2	57.1

(*) Includes lease liabilities in respect of chartering vessels for which the Group paid (principal and interest) US$ 128 million and US$ 38 million during the year ended December 31, 2024 and 2023 respectively.

(d)	Transactions with related parties were carried out in common market terms in the ordinary course of business.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risks management

Overview The Group has exposure to the following risks, related to financial instruments:

◾	Credit risk

◾	Liquidity risk

◾	Market risk

This Note presents information regarding the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing such risks, as well as the Group’s management of its capital. Further quantitative disclosures are included throughout the Financial Statements.

The CFO has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Company’s Board of Directors has appointed the Audit Committee to oversight, among other issues, certain financial reporting aspects of the Group’s activities and monitoring the Group’s hedging policies. The Company’s Chief Executive Officer also appointed an Investment Committee to monitor the Company’s investing activities and compliance with its investment policy. The Investment Committee, chaired by the Company’s Chief Executive Officer, provides periodical updates to the Company’s Audit Committee and Board of Directors on its activities.

(a)	Financial risks

(1)
Credit risk

Trade and other receivables

The Group’s exposure to credit risk is influenced by the individual characteristics of each significant customer. The demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has also an influence on credit risk.

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

The Group has established a credit policy under which each new credit customer is analyzed individually for creditworthiness before the Group’s standard payment and delivery terms and conditions are offered. The Group’s review includes financial analysis from external sources, to the extent available. Credit limits are established for each customer, representing its maximum outstanding balance, available upon approval by the relevant level of authorization. These limits are reviewed periodically, at least once a year. Customers that fail to meet the Group’s benchmark creditworthiness may transact with the Group only on a cash basis.

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

As at December 31, 2024 credit to customers in the amount of approximately US$ 228 million is guaranteed by credit insurance.

Investments

In 2021, the Company adopted a new investment policy in respect of its cash reserves, mainly comprised of investments in time deposits, fixed income instruments and liquidity funds, all of which denominated in US dollar, aiming to achieve diversification, while maintaining conservative credit risk and capital preservation. According to such policy, the Company invests in Investment-Grade rated debt instruments, based on leading credit rating agencies. As of December 31, 2024, the weighted average duration of the Company’s investments in debt instruments was 1.5 years.

The Company’s investment committee meets, at least on a quarterly basis, to review the performance of the portfolio managers, discuss market trends and investment outlook, while ensuring compliance with the Company’s investment policy.

Cash and cash equivalents and bank deposits – Deposits and cash balances at banks are primarily held at banks with a credit rating of at least BBB.

Other investment instruments - Carrying amount by credit rating:

	December 31, 2024	December 31, 2023
	US $ in millions
AA- to AAA	765.4	1,058.7
A- to A+	566.7	381.8
BBB- to BBB+	375.7	312.0
Total Outstanding	1,707.8	1,752.5

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont'd)

(2)
Liquidity risk

The Group monitors its level of cash and highly marketable investments to ensure sufficient liquidity to meet its obligations and expected needs, considering the Group’s short-term and long-term plans and forecasts.

 The following are the contractual maturities of financial liabilities, including estimated interest payments:

		December 31, 2024
		Carrying	Contractual				More than
		amount	cash flows	0-1 years	1-2 years	2-5 years	5 years
	Note	US $ in millions
Non-derivative financial liabilities
Long-term loans and other liabilities	13(a)	61.4	71.8	18.5	12.5	20.9	19.9
Lease liabilities	8(b)	5,922.3	7,909.9	1,751.8	1,325.9	2,274.7	2,557.5
Short-term borrowings	13(a)	32.0	32.0	32.0
Trade and other payables	15	694.7	694.7	694.7
		6,710.4	8,708.4	2,497.0	1,338.4	2,295.6	2,577.4

		December 31, 2023
		Carrying	Contractual				More than
		amount	cash flows	0-1 years	1-2 years	2-5 years	5 years
	Note	US $ in millions
Non-derivative financial liabilities
Long-term loans and other liabilities	13(a)	77.0	91.9	20.5	18.4	26.2	26.8
Lease liabilities	8(b)	4,888.8	6,101.0	1,976.3	1,261.4	1,642.2	1,221.1
Short-term borrowings	13(a)	32.0	32.0	32.0
Trade and other payables	15	530.5	530.5	530.5
		5,528.3	6,755.4	2,559.3	1,279.8	1,668.4	1,247.9

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont'd)

(3)	Market risk

(i)
Currency risk

The Group is exposed to currency risk on purchases, receivables and payables where they are denominated in a currency other than the United States dollar.

The Group’s exposure to foreign currency risk was as follows based on notional amounts:

	December 31, 2024
	US$	NIS	Others
	US $ in millions	US $ in millions	US $ in millions
Non-current assets
Other receivables	58.0		3.0
Other non-current investments	1,078.4	1.2	1.3

Current assets
Other current investments	782.4		18.0
Trade and other receivables	786.3	8.6	74.2
Cash and cash equivalents	1,241.3	10.1	63.3

Non-current liabilities
Loans and other liabilities	(45.6)
Lease liabilities	(4,542.1)	(36.2)	(22.3)

Current liabilities
Short term borrowings and current maturities	(47.7)		(0.1)
Lease liabilities	(1,307.9)	(6.9)	(6.9)
Trade and other payables	(575.1)	(59.8)	(64.6)

	(2,572.0)	(83.0)	65.9

	December 31, 2023
	US$	NIS	Others
	US $ in millions	US $ in millions	US $ in millions
Non-current assets
Other receivables	96.3		1.6
Other non-current investments	905.2	2.2	1.3

Current assets
Other current investments	862.0		12.1
Trade and other receivables	343.8	0.1	188.8
Cash and cash equivalents	858.0	8.0	55.5

Non-current liabilities
Loans and other liabilities	(71.9)		(1.7)
Lease liabilities	(3,179.3)	(41.9)	(22.9)

Current liabilities
Short term borrowings and current maturities	(47.5)		(0.7)
Lease liabilities	(1,630.5)	(6.3)	(7.9)
Trade and other payables	(429.7)	(36.4)	(64.4)

	(2,293.6)	(74.3)	161.7

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont'd)

(3)	Market risk (cont’d)

(i)	Currency risk (cont’d)

Sensitivity analysis

A 10% appreciation of the United States dollar against NIS at December 31 would have increased / (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis has been performed on the same basis for 2024 and 2023.

Profit or loss
US $ in millions
December 31,2024	8.3
December 31,2023	7.4

A 10% devaluation of the United States dollar against the NIS on December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(ii)	Interest rate risk At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:
	Carrying amount
	2024	2023
	US $ in millions	US $ in millions
Fixed rate instruments
Financial assets	3,189.3	2,699.9
Financial liabilities (including lease liabilities)	(5,940.5)	(4,907.1)
	(2,751.2)	(2,207.2)

Variable rate instruments
Financial assets	3.7
Financial liabilities	(75.2)	(90.7)
	(71.5)	(90.7)

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

(2)
Financial instruments measured at fair value

When measuring the fair value of an asset or a liability, the Company uses market observable data to the extent applicable. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

◾	Level 1: quoted prices (unadjusted) in active markets for identical instruments.

◾	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

◾	Level 3: inputs that are not based on observable market data (unobservable inputs).

(3)	Financial instruments measured at fair value
	Balance at December 31,
	2024			2023
	US $ in millions
	Level 1	Level 3	Total	Level 1	Level 3	Total
Fair value through profit and loss
Cash and cash equivalents:
Money markets instruments	616.8		616.8	435.9		435.9

Other investments:
Equity instruments		13.2	13.2		10.7	10.7

Loans and other liabilities:
Derivative instruments		(16.9)	(16.9)		(11.5)	(11.5)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	546.0		546.0	857.7		857.7
Corporate bonds	1,161.8		1,161.8	894.8		894.8
Equity instruments	1.7		1.7	1.9		1.9