Form 20-F
period 2025-12-31
ZIM Integrated Shipping Services Ltd.
filed 2026-03-09
CIK 1654126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________to ______________.

OR

☐          SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 120,465,908.

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

“EPA”	The U.S. Environmental Protection Agency, an agency of the U.S. federal government responsible for protecting human health and the environment.

“FCL”	Full Container Load, which refers to cargo shipped in a complete container. FCL differs from LCL, which is a less than a container loads.

“feeder”	A small tonnage vessel that provides a linkage between ports and long hull vessels or main hub ports and smaller facility ports, which may be inaccessible to larger vessels.

“feeder service”	A line of service that transfers cargo between a central hub port and regional ports for a transcontinental ocean voyage.

“freight forwarder”	Non-vessel operating common carriers that assemble cargo from customers for forwarding through a shipping company.

“global orderbook”	The list of newbuilding orders as provided by Alphaliner.

“IMO”	The International Maritime Organization, the United Nations specialized agency with responsibility for the safety and security of shipping and the prevention of marine pollution by ships.

“IMO 2020 Regulations”	Global regulations imposed by the IMO, effective January 1, 2020, requiring all ships to burn fuel with a maximum sulfur content of 0.5%, among other requirements.

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

“Special State Share”
a special state share held by the State of Israel in us, which imposes certain limitations on our operating and managing activities, including: (i) to remain incorporated and registered in the State of Israel with its headquarters and principal office domiciled in Israel, (ii) to maintain a minimal fleet of 11 seaworthy vessels that are fully owned by us, at least three of which must be capable of carrying general cargo, (iii) at least a majority of our board of directors, including the chairperson, to be Israeli citizens, (iv) the chief executive officer of the Company to be an Israeli citizen, and (v) prior written consent from the State of Israel for any transfer or issuance of shares that confers possession of 35% or more of our issued share capital, or that provides control over us.

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

“trade”	Trade between an origin group of countries and a destination group of countries.

“UNCITRAL”	The United Nations Commission on International Trade Law.

“U.S. Shipping Act”	The U.S. Shipping Act of 1984, as amended by the U.S. Ocean Shipping Reform Act of 1998, and the Ocean Shipping Reform Act of 2022 (“OSRA”).

“USTR”	The United States Trade Representative.

“vessel sharing agreement” (VSA)	An operational agreement between two or more carriers to operate their vessels on a service by swapping slots on such service and whereby at least two carriers contribute vessels to the service.

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

Items included in our financial statements are measured using the currency of the primary economic environment in which we operate, the U.S. dollar, or the Functional Currency. Our financial statements and other financial information included in this Annual Report are presented in U.S. dollars unless otherwise noted. See Note 2(d) of our audited consolidated financial statements for the year ended December 31, 2025, included elsewhere in this Annual Report.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Annual Report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

•
The outcome of the Agreement and Plan of Merger (“Merger” and “Merger Agreement”) we entered into with Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany (“Parent”), and Norazia (Israel) Ltd., a company organized under the laws of the State of Israel (“Merger Sub”) and a direct or indirect wholly owned Subsidiary of Parent on February 16, 2026, pursuant to which Merger Sub will merge with and into us, so that we will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. See “Item 10.C – Material Contracts – Entry Into Agreement and Plan of Merger with Hapag-Lloyd AG” and Item 3.D “Risk factors – Risks related to our Merger Agreement with Hapag-Lloyd AG”.

•
our expectations regarding general market conditions as a result of the current geopolitical instability, developments and further escalation of events, including, but not limited to, the continued Houthi attacks against vessels in the Red Sea, the ongoing military tensions and armed conflicts between the U.S. and Iran, the U.S. and Venezuela, Israel, Iran and Iranian-backed proxies, the military tensions between Israel and Hamas following the ceasefire declared in October 2025, the political and military instability in the Middle East and the war between Russia and Ukraine;

•
our expectations regarding general market conditions as a result of global economic trends and  geopolitical events, including, but not limited to, concerns of global economic recession, trade tensions between U.S and China, tariffs and trade restrictions, potential rising inflation and interest rates;

•
our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in vessel and container supply, industry consolidation, demand for containerized shipping services, bunker and alternative fuel prices and supply, charter and freights rates, container values, port congestion and land transportation conditions and other factors affecting supply and demand;

•	our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses;

•
our ability to adequately respond to the ongoing political, economic and military instability in Israel and the Middle East, and our ability to maintain business continuity as an Israeli-incorporated company with its headquarters located in Israel in times of emergency, including responding to restrictions and boycotts against us as an Israeli company or to trade restrictions and embargoes in connection with the Israeli trades;

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

•
Industry mergers and acquisitions and the formation of new alliances among global carriers, changes in and disintegration of existing alliances and collaborations, including alliances and collaborations to which we are not a party to;

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

EXPLANATORY INFORMATION

On February 16, 2026, we entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among the Company, Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany (“Parent”), and Norazia (Israel) Ltd., a company organized under the laws of the State of Israel and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub will merge with and into us (the “Merger”), and we will remain the surviving corporation in the Merger and a wholly owned subsidiary of Parent. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each of our outstanding ordinary share, of no par value, excluding the Special State Share (as defined in this Annual Report above), will be transferred to Parent in exchange for the right to receive $35.00 per share in cash, without interest (the “Merger Consideration”).

For a description and a copy of the Merger Agreement, see “Item 10.C – Material Contracts - Entry Into Agreement and Plan of Merger with Hapag-Lloyd AG”, and our report on Form 6-K, filed with the SEC on February 17, 2026.

If the Merger is completed, our ordinary shares will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934.

Our board of directors unanimously approved the Merger and the Merger Agreement. The completion of the Merger is subject to certain conditions, including, among others, the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of a simple majority of the voting power of our ordinary shares represented at a shareholders meeting, the approval in accordance with the Special State Share and the receipt of required regulatory approvals under applicable competition and foreign investment laws. If the closing conditions are not satisfied or waived and the Merger is not consummated by February 17, 2027, or, if extended, until June 30, 2027, either we or Parent may, under certain circumstances, choose not to proceed with the Merger. There can be no assurance that any required approval will be obtained, and the timing thereof cannot be predicted. There are many risk factors that could cause our actual results, level of activity, performance or achievements or matters relating to the Merger Agreement transaction to differ materially from expected or as included in forward-looking statements. See Item 3.D “Risk factors – Risks related to our Merger Agreement with Hapag-Lloyd AG”.

 Unless indicated otherwise by the context, the discussion in this annual report regarding our future business plans and activities does not take into account the effect of the consummation of the Merger.

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

•
Risks related to the Agreement and Plan of Merger we entered with Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) (the “Parent” or “Hapag-Lloyd AG”) incorporated under the laws of Germany, and Norazia (Israel) Ltd., a company organized under the laws of the State of Israel and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”) on February 16, 2026, pursuant to which Merger Sub will merge with and into us, so that we will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. The consummation of the Merger is subject to a number of conditions, and there can be no assurance that the Merger will be completed in a timely manner or at all. There are many factors that could cause our actual results, level of activity, performance or achievements or matters relating to the Merger to differ materially from the results, level of activity, performance or achievements expressed or implied by our expectations or our forward-looking statements, including without limitation: (i) the parties may fail to satisfy any of the conditions to the closing of the Merger Agreement, including the potential failure to obtain approval by our shareholders or applicable regulatory authorities; (ii) we may incur unexpected costs, liabilities or delays relating to the Merger Agreement; (iii) our business may suffer as a result of uncertainty surrounding the Merger Agreement and diversion of management attention on matters related to the Merger, including the loss of or the deterioration of our business with our vendors, partners, contractors and employees; (iv) we may become subject to legal proceedings related to the Merger Agreement, and the outcomes thereof; (v) we may be adversely affected by other economic, business and/or competitive factors; (vi) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger; (vii) difficulties in recognizing benefits of the Merger Agreement; (viii) the transactions underlying the Merger may disrupt current plans and operations and raise difficulties for employee retention; (ix) impact of the Merger Agreement on our business relationships; (x) other risks relating to the Merger Agreement, including the risk that the Merger Agreement transaction will not be completed within the expected time period or at all, and that its termination under certain conditions could result in the requirement we pay a termination fee;

•
The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global geopolitical and economic conditions and the many factors that affect supply and demand in the shipping industry, including the continued Yemeni Houthis’ attacks on ships in the Red Sea that forced  most ocean carriers to reroute some of their vessels to alternative, longer and more expensive routes, the political and military instability in the Middle East including tensions between the U.S., Israel, Iran and Iranian-backed proxies, the ongoing military conflict between Israel, Iran, Hamas and other Iranian backed proxies,  the political instability in Syria and Lebanon, the Russia-Ukraine war, U.S.-China tensions related to tariffs and other trade restrictions, regulatory developments, relocation of manufacturing, logistical bottlenecks in certain locations along the cargo carriage chain, potential rising, concerns of global recession, inflation and interest rates and fluctuations in demand for containerized shipping services, which could significantly impact freight rates.

•
We are incorporated and based in Israel. Our results may be adversely affected by political, economic, and military instability in Israel and the Middle East. The fact that we are incorporated in Israel might limit our ability to conduct and expand our business, and we may be subject to boycotts or other restrictions which will prevent us from calling certain ports or that our business may be affected as a result of trade restrictions and embargoes applicable to Israeli trades.

•
The military conflicts between Russia and Ukraine and between the U.S. and Venezuela, the U.S, Israel, Iran and Iranian-backed proxies, the ongoing military conflict between Israel and Hamas and other Iranian-backed proxies and other geopolitical instabilities may cause volatility in the financial markets, a reduction and instability in global trade and an increase in oil and bunker prices or consumption, which may have a material adverse effect on our business, financial condition, results of operations and liquidity.

•
We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, our costs associated with chartering vessels are unpredictable and could be, in certain circumstances, high even when the freight market is in a downward trend, and we may not be able to charter enough vessels or at all, especially in times of low supply and high demand of vessels for hire in the market.

•	Future imbalance between supply of global container ship capacity and demand may limit our ability to operate our vessels profitably.

•
Limited or unavailable access to ports, canal passages and means of land transportation (mostly rail and trucking), including due to congestion, geopolitical events and extreme weather conditions. Unlike some of our competitors, we do not own or hold substantial investments in terminals, therefore our ability to respond to congestion and port and inland accessibility is limited.

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

•
Volatile bunker prices, including as a result of geopolitical events, environmental regulation, dependency on gas suppliers for LNG operated vessels or other economic events, may have an adverse effect on our results of operations.

•
We are subject to environmental regulations, and in addition, ESG regulation and reporting requirements have intensified and are expected to continue to intensify in the future, including without limitation, with respect to the use of cleaner fuel and/or imposition of vessel speed limits, which could increase our operating expenses.

The container shipping industry is extensively regulated and recently has been subject to increased legislative initiatives and extensive scrutiny by regulators around the world, especially in the U.S. and China. If we are found to be in violation of the applicable regulation, we could be subject to various sanctions, including monetary sanctions. Furthermore, in recent years, several governments have adopted and are promoting additional legislation intended to provide an advantage to local and/or national shipping industry participants over foreign-based carriers. The U.S. and China have adopted new regulations which impose port fees on non-local carriers and foreign-built vessels. These regulations are currently suspended until the last quarter of 2026, however, if resumed, will significantly increase our operating expenses, and we may be unable to recover them from our customers or at all.

Risks related to the Merger Agreement with Hapag-Lloyd AG

The Merger may not be completed due to the failure to satisfy any of the conditions to the closing of the Merger Agreement or other reasons; such a failure could negatively impact our ordinary share price, business, operations, financial condition, results of operations and/or prospects.

The completion of the Merger is subject to certain conditions, including, among others:

•	the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of a simple majority of the voting power of our ordinary shares represented at the next shareholders meeting;
•	the approval in accordance with the Special State Share.
•	the receipt of required regulatory approvals under applicable competition and foreign investment laws;
•	the accuracy of the parties’ respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications;
•	compliance by the parties with their respective covenants in the Merger Agreement in all material respects;
•	the absence of any law or order restraining, enjoining, or otherwise prohibiting or making illegal the consummation of the Merger;
•
the lapse of at least 50 days after the filing of a merger proposal with the Companies Registrar of the Israeli Corporations Authority and at least 30 days after obtaining the Company Shareholder Approval;

•	the delivery by the Company and Parent of their respective customary closing certificates;
•
the absence of (i) any legal proceeding pending by a governmental authority that would reasonably be expected to result in a Burdensome Condition (as defined in the Merger Agreement) or (ii) any condition, objection, order, injunction, decree, judgment or ruling imposing a Burdensome Condition; and

•	the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) having occurred on or after the date of the Merger Agreement.

The completion of the Merger is not subject to any financing condition.

The fulfillment of certain of these conditions is beyond our control. There can be no assurance that any of the required approvals will be obtained, and the timing thereof cannot be predicted. If the closing conditions are not satisfied or waived and the Merger is not consummated by the February 17, 2027, or if extended, by June 30, 2027 (the “Outside Date”), either we, or Hapag-Lloyd AG, may, under certain circumstances, choose not to proceed with the Merger. We and Hapag-Lloyd AG may terminate the Merger Agreement in accordance with its provisions. Moreover, if we terminate the Merger Agreement, or if Hapag-Lloyd AG terminates the Merger Agreement following a change to our Board of Director recommendations with respect to the consummation of the Merger Agreement, to pursue a superior acquisition transaction, or if we enter into an acquisition transaction within 18 months of the termination of the Merger Agreement due to the failure to consummate the Merger Agreement by the Outside Date, under certain circumstances we would be required to pay Hapag-Lloyd AG a termination fee of $150,000,000 in cash.

There can be no assurance that the Merger will be completed in a timely manner or at all. If the conditions are not satisfied or waived in a timely manner and the Merger is not completed, our shareholders will not receive any of the Merger Consideration of $35.00 per ordinary share. Further, unexpected events, change or other circumstances could give rise to the termination of the Merger Agreement. In an event of failure to complete the Merger, our directors, senior management and employees may have expended extensive time and effort and have experienced significant distractions from their work, and we will have incurred significant transaction costs during the period between signing the Merger Agreement and the failed closing and after. In addition, we could be subject to litigation related to any failure to complete the Merger.

If any one or more of these risks materialize, our financial condition, results of operations, prospects, share price, business, growth plans and/or operations, as well as our ability to raise funds (if required), may be materially adversely affected.

The State of Israel holds a Special State Share in us, which imposes certain restrictions on our operations and gives the Israeli government veto power over transfers of certain assets and share ownership above certain thresholds, and the State of Israel may not provide the required approval for the Merger

The State of Israel holds a Special State Share in us, which imposes certain limitations on our operating and managing activities and could negatively affect our business and results of our operations. The Special State Share requires us, among others: (i) to remain incorporated and registered in the State of Israel with its headquarters and principal office domiciled in Israel, (ii) to maintain a minimal fleet of 11 seaworthy vessels that are fully owned by us, at least three of which must be capable of carrying general cargo, (iii) at least a majority of our board of directors, including the chairperson, to be Israeli citizens, (iv) the chief executive officer of the Company to be an Israeli citizen, and (v) prior written consent from the State of Israel for any transfer or issuance of shares that confers possession of 35% or more of our issued share capital, or that provides control over us.

In connection with the Merger Agreement, Hapag-Lloyd AG entered into a binding memorandum of understanding with FIMI Opportunity 7, L.P. and FIMI Israel Opportunity 7, Limited Partnership (together, “FIMI”), pursuant to which Hapag-Lloyd AG and FIMI have agreed to use their respective reasonable best efforts to obtain the approval to consummate the transactions contemplated under the Merger Agreement, including the Merger and the Special State Share Release (as defined below), by the State of Israel pursuant to the Special State Share (the “Special State Share Approval”) and to consummate the Special State Share Assumption (as defined below). Pursuant to the Merger Agreement, Hapag-Lloyd AG has agreed to use reasonable best efforts to obtain an irrevocable and perpetual release of us from all rights and obligations relating to the Special State Share (the “Special State Share Release”), which may be obtained pursuant to a transaction (the “Special State Share Assumption”) in which Hapag-Lloyd AG causes at least 11 qualifying vessels to be sold or transferred to FIMI (or another qualifying Israeli partner), and such Israeli partner enters into a binding assumption agreement with the State of Israel pursuant to which it assumes the rights and obligations of the Special State Share effective as of the closing of the Merger.

There is no assurance that the Special State Share Release will be obtained, in a timely manner or at all, or under which conditions. If we cannot obtain the Special State Share Release, we will not be able to complete the Merger as planned and this may materially and adversely affect our financial condition, results of operations, prospects, share price, business, growth plans and/or operations, as well as our ability to raise funds.

Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti-takeover effect and therefore depress the price of our ordinary shares or otherwise negatively affect our business and results of operations.

The pendency of the Merger Agreement could materially harm our business and results of operations

The pendency of the Merger may cause uncertainty about our future and disrupt our business. The Merger Agreement generally requires us to operate our business in the ordinary course and restricts us from taking certain actions until the Merger is completed. The Merger agreement includes covenants and other limitations which may limit our strategic opportunities and ability to respond quickly to market trends. These restrictions may prevent us from pursuing otherwise attractive business opportunities, making certain investments, or making other changes to our business that could be beneficial to our shareholders. While the Merger is pending, we are subject to a number of risks that may harm our financial condition, results of operations, prospects, share price, business, growth plans and/or operations and our ability to raise funds, including, but not limited to:

•	loss of current customers and business partners, including the termination of operational agreements for the joint operation of services with other competitors.

•	restrictions on the execution of our business strategy and plans, and our ability to respond to market trends and industry developments.

•	we may incur significant costs, including legal, accounting and financial advisory fees in connection with the Merger.

•	the process of the merger may divert our management’s attention and resources from our ongoing business and strategic opportunity.

•	We could be subject to costly litigation in connection with the Merger.

•
Our current and prospective employees may be uncertain about their future roles and relationships with us following the completion of the Merger, which may adversely affect our ability to attract and retain key personnel and which could result in work unrest, strikes, and other organizational measures that our unionized employees could take, which could adversely affect our results of operation.

•	The Merger may expose us to media attention and public scrutiny which may have a general negative impact on our relationships with our employees, customers, suppliers and other business partners.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us, our subsidiaries and their respective representatives from soliciting alternative acquisition proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding alternative acquisition proposals. In addition, if we terminate the Merger Agreement in order to enter into a written definitive agreement with respect to a superior proposal, or if we engage in such a transaction within 18 months following the termination of the agreement because the Merger Agreement did not close by the Outside Date, we will be required to pay to Parent a termination fee of $150 million.

Our shareholders could file claims challenging the Merger, which may delay or prevent the closing of the Merger and may cause us to incur substantial defense or settlement costs, or otherwise adversely affect us

As of the date of this annual report, there are no pending lawsuits challenging the Merger. However, securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, Merger or other business combination agreements like the Merger agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. This risk increases if a U.S. court determines that the forum selection clause in our articles of association is unenforceable in a lawsuit involving Israeli law claims, as this could lead to such claims being litigated in U.S. courts, substantially increasing the costs and complexity of the proceedings. An adverse judgment could result in monetary damages, which could have a negative impact on Parent’s and our respective liquidity and financial condition. Lawsuits that may be brought against Hapag-Lloyd AG, us or our respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger agreement already implemented and to otherwise enjoin the parties from consummating the Merger. Such litigation, if not resolved, could prevent or delay completion of the Merger and result in substantial costs to the Company, including any costs associated with the indemnification of directors and officers. One of the conditions to the Closing is the absence of any condition, objection, order, injunction, decree, judgment or ruling imposing a Burdensome Condition (as defined in the Merger Agreement). Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Merger on the agreed-upon terms, then such injunction may prevent the Merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect our business, financial conditions, results of operations and cash flows.

Our management and employees may have interests that may be different from, or in addition to, the interests of our shareholders.

Our managers and employees may have interests in the transaction contemplated by the Merger Agreement that may be different from, or in addition to, those of our shareholders. These interests include, among other things, the right to accelerate vesting of equity awards, the indemnification and insurance and certain payments and benefits provisions contained in or permitted by the Merger Agreement. Our current management and employees may be uncertain about their future roles and relationships with us following the completion of the Merger, and as a result, we are experiencing labor interruptions as a result of disagreements between management and unionized employees. If such disagreements persist or more disagreements arise and are not resolved in a timely and cost-effective manner, such labor conflicts could have a material adverse effect on our business and financial results. Disputes with our unionized employees may result in work stoppage, strikes and time-consuming litigation. In addition, we may not be able to attract and retain key personnel during the pendency of the Merger.

Even if completed, the Merger may not be successful, and the anticipated benefits of the Merger will not be realized, which could adversely affect the combined company’s business.

The success of the Merger will depend, in large part, on the ability of the combined company to successfully integrate our operations with Hapag-Lloyd AG and to realize the anticipated benefits from the combination. There can be no assurance that the integration will be successful or that any of the anticipated benefits of the Merger will be realized in full, or at all. If the Merger is completed, our shareholders will cease to have any equity interest in our company and will no longer participate in our future earnings or growth. Upon completion, Hapag-Lloyd AG may implement significant changes to our management, business strategy, and operations. The strategic plans of Hapag-Lloyd AG may differ from our current plans and could result in changes to our business model, the divestiture of certain assets, or a shift in our corporate culture, any of which could have a material impact on our business and employees.

Certain of our customers and suppliers may terminate or alter their engagement with us due to the change of control.

If the combined company is not able to successfully manage the integration process, or if the anticipated benefits and synergies of the Merger are not realized, the business, financial condition, and results of operations of the combined company could be materially and adversely affected.

Completion of the Merger may trigger change-in-control or other provisions in certain agreements to which we are a party.

The completion of the Merger may trigger change-in-control or other provisions in certain agreements to which we are a party. If we or Hapag-Lloyd AG are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if we or Hapag-Lloyd AG are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to us.

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

The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global geopolitical and economic crises and the many conditions and factors that affect supply and demand in the shipping industry, which include:

•
global and regional economic and geopolitical trends, including armed conflicts, such as between the U.S. and Venezuela, in the Middle East between the U.S. and Iran, Israel and Iran and Iranian backed proxies including Hamas and Hizbullah, between Russia and Ukraine, terrorist activities such as the Houthi rebel continued attacks on the Red Sea, embargoes, strikes, trade wars, recession, inflation rates and potentially, climbing interest rates;

•	the global supply and demand for commodities and industrial products and in certain key markets, such as China;

•
developments or disturbances in international trade, including the imposition of tariffs, changes to trade agreements and other trade protectionism (for example, in the U.S.-China trade) and possible trade wars;

•	currency exchange rates;

•	prices of energy resources, including vessel fuels and marine LNG;

•	environmental and other regulatory developments;

•	changes in seaborne and other transportation patterns;

•	changes in the shipping industry, including mergers and acquisitions, bankruptcies, restructurings and shifting of alliances;

•	changes in the infrastructure and capabilities of canals, ports and terminals;

•	weather conditions;

•	outbreaks of diseases; and

•	development of digital platforms to manage operations and customer relations, including billing and services.

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, on January 1, 2025, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) started with 2,505 points, then dropped to 1,300 points on April 1, 2025, increased again to 2,000 points on June 1, 2025 and dropped back to 1,400 on December 31, 2025. Freight rates trends may change depending on future supply and demand curves, bottlenecks around the world and other factors. Furthermore, rates within the charter market, through which we source most of our capacity, may fluctuate significantly based upon changes in supply and demand for shipping services. Charter hire rates in 2025 have moderately increased with similar charter periods on average compared to 2024. See below “– We charter-in most of our fleet, which makes us more sensitive to availability of vessels and fluctuations in the charter rates, therefore some of the costs associated with our future chartering of vessels are unpredictable.”

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

Our business and operating results have been, and will continue to be, affected by worldwide and regional economic and geopolitical challenges, including global economic downturns. In particular, the outbreak of the war between Israel and Hamas and subsequently between Israel and Iran and other Iranian-backed proxies (such as Hezbollah in Lebanon and Houthi rebels in Yemen), the military tensions between the U.S., Venezuela and Iran and the political and economic instability and unpredictability in the Middle East, may adversely affect our business operations as an Israeli-based company. See also risk factor below “– We are incorporated and based in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel and the Middle East. Specifically, the current military tensions between the U.S. and Iran, Israel and Iran and Iranian-backed proxies as well as the military tensions between Israel and Hamas after the ceasefire in October 2025 may adversely affect our business.”

Furthermore, since October 2023, the Iranian-linked Houthis in Yemen have been persistently launching attacks against vessels sailing in the Red Sea crossing the Bab-El-Mandeb straits, threatening vessels entering the Red Sea, causing cargo flow disruptions and disrupting global shipping, while particularly threatening Israeli owned or related vessels, or vessels calling Israeli ports. In response, and similarly to other carriers, we have taken proactive measures by re-routing some of our vessels and restructuring our services on the Indian subcontinent to the East Mediterranean trade, affecting global supply chain with longer voyage schedules and higher costs of operations. Plans to resume maritime routes through the Red Sea by certain carries have not yet fully materialized, and the situation remains volatile and unpredictable. Any development or escalation of this situation may have an adverse effect on our business operations and financial results.

The current military conflicts in the Middle East, the tension between the U.S. and Iran, between Russia and Ukraine, and any current and possible future conflicts or escalations thereof may further adversely affect the global supply chain and the maritime shipping industry and lead to a decline in the financial markets or a rise in energy prices. The ongoing conflicts also impede the global flow of goods, which could result in product and food shortages, harm economic growth and place more pressure on inflation. Furthermore, freight movement and supply chains in the Red Sea, Ukraine and neighboring countries have been, and may continue to be, significantly disrupted. Economic sanctions levied on Russia, Iran, Hamas and its leaders and on Russian oil and oil products may cause further global economic downturns, including additional increases in bunker costs. A further deterioration of the current conflicts or other geopolitical instabilities may cause global markets to plummet, affect global trade, increase bunker prices and may have a material adverse effect on our business, financial condition, results of operations and liquidity.

Currently, global demand for container shipping is highly volatile across regions and remains subject to downside risks stemming mainly from factors such as reduction in consumption, geopolitical conditions, risk of global economic recession, changes to trade policies  and new tariffs, potential increase of interest rates, threat of pandemics, severe hits to the gross domestic product (GDP) growth of both advanced and developing countries, fiscal fragility in advanced economies, high sovereign debt levels, highly accommodative macroeconomic policies and persistent difficulties accessing credit.

According to a report by the International Monetary Fund (IMF), as of January 2026, global GDP growth is expected to remain stable at 3.2% in 2026, similarly to 2025. Global headline inflation is expected to decline to 3.8% in 2026 and 3.4% in 2027. Geopolitical trends and economic downturns may decrease global growth and increase inflation more than currently expected. The recent deterioration in the global economy has caused, and may continue to cause, volatility or a decrease in worldwide demand for certain goods shipped in containerized form. In particular, if growth in the regions in which we conduct significant operations, including the United States, Asia and the Black Sea, Europe and Mediterranean regions, slows for a prolonged period and/or there is significant additional deterioration in the global economy, such conditions could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Uncertainty in the global economy, possible recent events such as changes to U.S. international trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States, may lead to fewer goods transported and the need to restructure certain terms of business with our suppliers or customers. During 2025, the U.S. government altered its approach to international trade policy and in some cases renegotiated certain existing bilateral or multi-lateral trade agreements and treaties with other countries. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated their willingness to impose additional tariffs on U.S. products. In May 2025 China and the U.S. have reached an agreement which reduced the tariffs to roughly 30% (depending on the imported products), however trade tensions still ensue. Furthermore, a recent U.S. Supreme Court ruling determined that certain tariffs imposed by President Trump pursuant to the International Emergency Economic Powers Act are invalid, adding uncertainty and confusion to the business environment. See “—A decrease in the level of China’s export of goods could have a material adverse effect on our business.” A significant portion of our containers and chartered vessels are manufactured in China. Global trade disruption, introductions of new trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect our business, financial condition and results of operations.

If these or other global conditions continue to deteriorate during 2026, global growth may take another downturn and demand in the shipping industry may decrease. Geopolitical challenges, including political crises and military conflicts, trade wars, weather and natural disasters, embargoes and canal closures could also have a material adverse effect on our business, financial condition and results of operations.

In addition, under weak economic conditions or global recession, our customers and suppliers would experience deterioration of their businesses, cash flow shortages and/or difficulty in obtaining financing due to, amongst other causes, an increase in interest rates. As a result, our existing or potential customers and suppliers may delay or cancel plans to purchase our services or may be unable to fulfil their obligations to us in a timely fashion.

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

According to Alphaliner, as of December 31, 2025, global container ship capacity was approximately 33.3 million TEUs, spread across approximately 6,700 vessels. Global container ship capacity is expected to increase by 3.7% in 2026, which is significantly lower than the growth rate of 7.3% in 2025 and growth rate of 10.3% in 2024. The expected  vessels deliveries during 2026 is 1.4 million TEUs out of a total vessels order book of 11.3 million TEU, while demand for shipping services is projected to increase by only 2.5%, (slightly lower than the growth in demand of 3.5% in 2025), therefore the increase in vessel capacity is expected to continue to be higher than the increase in demand for container shipping.

We endeavor to adapt our vessel fleet capacity to the supply and demand trends.  As of December 31, 2025, we operated 128 vessels. Responses to changes in market conditions may be slower as a result of the time required to build new vessels and adapt to market needs and due to shortage of vessels in the charter market, or, on the opposite, to terminate charter agreements earlier than expected. As shipping companies purchase vessels years in advance of their actual use to address expected demand, vessels may be delivered during times of decreased demand (or oversupply if other carriers act in kind) or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may face oversupply in the coming years and numerous other factors beyond our control may also contribute to increased capacity, including deliveries of new, refurbished or converted vessels, the possible full reopening of the Suez Canal,  port and canal congestion, any change in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, drydocked, or are otherwise not available for hire), as well as decreased scrapping levels of older vessels. In the event of overcapacity, there is no guarantee that measures of blank sailings and redelivery of chartered vessels will prove successful, partially or at all in mitigating the gap between excess supply and demand. Excess capacity generally depresses freight rates and can lead to lower utilization of vessels, which may adversely affect our revenues and costs of operations, profitability and asset values.

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

Our access to ports may also be limited or unavailable due to other reasons. As industry capacity and demand for container shipping continue to grow, we may have difficulty in securing sufficient berthing windows to expand our operations in accordance with our growth strategy, due to the limited availability of terminal facilities. Further, we do not own or hold any substantial investments in ports, terminals or related facilities which could further increase this risk, especially in cases of express or expedited services that we operate, which depend on our ability to secure favorable berthing windows that facilitate the flow of the carried cargo along the supply chain. In addition to ports, our access to canal transit may be restricted due to various reasons, including weather conditions such as the worsening drought conditions in the Panama Canal or the Yemeni Houthis’ continued attacks on vessels in the Red Sea headed to the Suez Canal. If canal transit remains restricted or inaccessible altogether, we will be required to limit the number of vessels in the canals or re-route our vessels altogether, which is expected to increase our operating expenses and may have a material adverse effect on our business, financial condition and results of operations.

Our status as an Israeli company has limited, and may continue to limit, our ability to call on certain ports. For example, in August 2025 we received a notice from the Turkish Port Authorities through our local agent that vessels owned, managed or operated by an entity related to Israel will not be permitted to berth in Turkish ports due to a new regulation adopted with an immediate effect, causing us to reroute our vessels and develop a mitigating plan which reduced the potential adverse effects of this regulation. Prior to that, in December 2023, the Malaysian government announced its decision to prohibit us from docking at any Malaysian port in response to the Israel-Hamas war. Furthermore, major ports may close for long periods of time due to maintenance, natural disasters, strikes, pandemics, or other reasons beyond our control. Ports and terminals may implement certain measures such as dwell-time fees or similar charges applied against containers that remain in the terminal longer than the specified number of days, as well as work procedures intended to relieve congestion which may also limit our access to terminals and apply additional costs to us or to our customers. These and other measures may be imposed in additional ports and terminals in other geographical areas, and we may not be able to recover or mitigate the additional costs by applying similar charges on our customers. Congestion, economic trends and geopolitical events may place pressure on terminals to increase their services rates, thereby increasing our operating expenses. We cannot ensure that our efforts to secure sufficient port access will be successful. Any of these factors may have a material adverse effect on our business, financial condition and results of operations.

Our business may be adversely affected by trade and local maritime carriers’ protectionism in the markets that we serve.

Our operations are exposed to the risk of increased trade protectionism. Governments may use trade barriers in an effort to protect their domestic industries against foreign imports, thereby further depressing demand for container shipping services. In recent years, increased trade protectionism in the markets that we access and serve, particularly in China, where a significant portion of our business originates, has caused, and may continue to cause, increases in the cost of goods exported and the risks associated with exporting goods as well as a decrease and volatility in the quantity of goods shipped. In November 2020, China and an additional 15 countries in the Asia-Pacific region entered into the largest free trade pact, the RCEP Regional Comprehensive Economic Partnership, which is expected to strengthen China’s position on trade protectionism related matters. China’s import and export of goods may continue to be affected by trade protectionism, specifically the ongoing U.S.-China trade tensions, which has been characterized by escalating trade barriers between the U.S. and China as well as trade relations among other countries. See “ – A decrease in the level of China’s export of goods could have a material adverse effect on our business.” These risks may have a direct impact on demand in the container shipping industry.  As tensions between China and the U.S. continue, there is no assurance that further escalation will be avoided or that current tensions will not be exacerbated.

The current U.S. administration has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States from certain trade partners, and has taken steps toward restricting trade in certain goods. China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States to such trade partners. The Recent U.S. Supreme Court ruling invalidating certain tariffs imposed by President Trump further adds uncertainty to the business environment. See “-Global economic downturns and geopolitical challenges throughout the world could have a material adverse effect on our business, financial condition and results of operations”. Such trade escalations have had, and may continue to have, an adverse effect on manufacturing levels, trade levels and specifically, may cause an increase in the cost of goods exported from, and the risks associated with, exporting goods from a country or region subject to tariffs. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs. Further, increased tensions may adversely affect oil demand, which would have an adverse effect on shipping rates. They could also result in an increased number of vessels sailing from a country or region with less than their full capacity being met. These restrictions may encourage local production over foreign trade which may, in turn, affect the demand for maritime shipping. In addition, there is uncertainty regarding further trade agreements (such as with the EU), trade barriers or restrictions on trade in the United States. In addition, certain governments recently introduced legislation which would provide an advantage to local and national industry participants over foreign-based carriers, and if this legislative trend continues or increases, it could obstruct or impede the provision of our services in certain jurisdictions. See also – “The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.” Any increased trade barriers or restrictions on trade may affect the global demand for our services and could have a material adverse effect on our business, financial condition and results of operations.

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

Our ability to participate in operational partnerships in the shipping industry is limited, and may be further reduced by recent regulatory changes or in the event of a change of our control, which may adversely affect our business.

The container shipping industry has historically experienced a reduction in the number of major carriers and the termination and reformation of strategic alliances and partnerships among container carriers and this trend may continue in the future. Past consolidation in the industry has affected the existing strategic alliances between shipping companies. For example, the Ocean Three alliance, which consisted of CMA CGM, S.A. (CMA CGM), United Arab Shipping Company and China Shipping Container Lines, was terminated in 2019 and replaced by the Ocean Alliance, consisting of COSCO Shipping Group (including China Ocean Shipping Company (COSCO), and Orient Overseas Container Line Limited (OOCL)), CMA CGM Shipping Group (including American President Lines, LLC) and Evergreen Marine Corporation. In January 2025, the 2M Alliance, which included MSC and Maersk Group, was terminated and in February 2025, Maersk and Hapag-Lloyd AG (Hapag-Lloyd) launched the new Gemini Alliance, resulting in Hapag-Lloyd leaving the THE Alliance (subsequently renamed the Premier Alliance) which currently includes ONE, HMM and Yang Ming Marine Transport Corporation (Yang Ming).

We are currently not a party to any strategic alliances and therefore have not been able to achieve the benefits associated with being a member of such an alliance. If, in the future, we would like to enter into a strategic alliance but are unable to do so, we may be unable to achieve the cost and other synergies that can result from such alliances. However, we are a party to operational partnerships with other carriers in some of the trade zones in which we operate, including a strategic operational agreement with MSC on the Asia-U.S. East Coast and Asia-U.S. Gulf Coast trades. In addition, we are a party to additional operational agreements with MSC on other trades. See “Item 4.B – Business Overview – Our operational partnerships.” We may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents. The Merger Agreement with Hapag-Lloyd AG may further restrict our ability to enter into new operational agreement or alliances. The unilateral termination of our existing operational agreements either by MSC or by other partners, or of any future cooperation agreement we may enter into, could adversely affect our business, financial condition and results of operations.

These strategic cooperation agreements and other arrangements, if we choose to enter into them with other carriers, could also reduce our flexibility in decision making in the covered trade zones, and we are subject to the risk that the expected benefits of the agreements may not materialize. Furthermore, in other trade zones in which other alliances operate, we are still unable to benefit from the economies of scale that many of our competitors are able to achieve through participation in strategic arrangements (i.e., strategic alliances or operational agreements). Our status as an Israeli company has limited, and may continue to limit, our ability to call on certain ports and has therefore limited, and may continue to limit, our ability to enter into alliances or operational partnerships with certain shipping companies. We also rely on applicable competition and antitrust regulation exemptions in order to enter into operational agreements in various jurisdictions and with other carriers. Restrictive regulatory frameworks in the relevant jurisdictions, including the revocation of applicable block exemptions for operational agreements such as the previous European Consortia Block Exemption Regulation (CBER), may adversely affect our ability to engage in these types of partnerships in the future. See also “—We are subject to competition and antitrust regulations in the countries where we operate, have been subject to antitrust investigations by competition authorities in the past and may be subject to antitrust investigations in the future. The revocation of these exemptions could negatively affect our business and ability to conduct our business. If we are not successful in expanding or entering into additional operational partnerships which are beneficial to us, this could adversely affect our business.”

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

We compete with a large number of global, regional and niche container shipping companies, including, for example, MSC, Maersk, COSCO, CMA CGM, Hapag-Lloyd, ONE and Yang Ming, to provide transport services to customers worldwide. In each of our key trades, we compete primarily with global container shipping companies. The cargo shipping industry is highly competitive, with the top three carriers in terms of global capacity — MSC, Maersk and CMA CGM — accounting for approximately 47.8% of global capacity, and the remaining carriers together contributing approximately 52.2% of global capacity as of December 2025, according to Alphaliner. Certain of our large competitors may be better positioned and have greater financial resources than us and may therefore be able to offer more attractive schedules, services and rates. Some of these competitors operate larger fleets with larger vessels and with higher vessel ownership levels than us and may be able to gain market share by supplying their services at aggressively lower freight rates for a sustained period of time. In addition, mergers and acquisition activities within the container shipping industry  have further concentrated global capacity with certain of our competitors. See “– Our ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect our business.” If one or more of our competitors expands its market share through an acquisition or secures a better position in an attractive niche market in which we operate or intend to enter, we could lose market share as a result of increased competition, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to retain existing customers or may be unable to attract new customers.

Our continued success requires us to maintain our current customers and develop new relationships. We cannot guarantee that our customers will continue to use our services in the future or at the current level. We may be unable to maintain or expand our relationships with existing customers or to obtain new customers on a profitable basis due to competitive dynamics, especially in periods of market downturn. In addition, as some of our customer contracts are longer-term in nature (up to one year), if market freight rates increase, we may not be able to adjust the contractually agreed rates to capitalize on such increased freight rates until the existing contracts expire, while if freight rates decline below the agreed contract terms we may face pressure from our customers to adjust the contract rates to the prevailing market rates. Upon the expiration of our existing contracts, we cannot assure you that our customers will renew the contracts on favorable terms, or if at all, or that we will be able to attract new customers. Any adverse effect would be exacerbated if we lose one or more of our significant customers. In 2025, our 10 largest customers represented approximately 12% of our freight revenues and our 50 largest customers represented approximately 27% of our freight revenues. Although we believe we currently have a diversified customer base, and we invest efforts to maintain such diversification, we may become dependent upon a few key customers in the future, especially in particular trades, such that we would generate a significant portion of our revenue from a relatively small number of customers. The Merger Agreement with Hapag-Lloyd may further increase this risk. Any inability to retain or replace our existing customers may have a material adverse effect on our business, financial condition, and results of operations.

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

Our success depends, in large part, upon our ability to attract and retain highly skilled and qualified personnel, particularly seamen and coast workers who deal directly with activities related to vessel operation and sailing. In crewing our vessels, we require professional and technically skilled employees with specialized training who can perform physically demanding work on board our vessels. As the worldwide container ship fleet continues to grow, the demand for skilled personnel has been increasing, which has led to a shortfall of such personnel. An inability to attract and retain qualified personnel as needed could materially impair our ability to operate, or increase our costs of operations, which could adversely affect our business, financial condition, results of operations and liquidity. Furthermore, the shipping industry as a whole or in part may experience difficulties in carrying out crew changes in the event of future pandemic outbreaks, which could impede our ability to employ qualified personnel. The Merger Agreement we entered into with Hapag-Lloyd AG further increases this risk.

Risks related to operating our vessel fleet

We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, therefore some of the costs associated with our future chartering of vessels are unpredictable.

We charter-in most of our fleet. As of December 31, 2025, of the 128 vessels through which we provide transport services globally, 112 are chartered (accounted as right-of-use assets under the accounting guidance of IFRS 16), which represents 87.5% of our fleet, a percentage of chartered vessels that is significantly higher than the industry average of  37.6% (according to Alphaliner). Any rise in charter hire rates could adversely affect our results of operations.

While there have been fluctuations in the demand in the container shipping market, during 2025, charter demand remained very high for most vessel sizes, leading to an imbalance in supply and demand and a general shortage of vessels, including of vessels over 4,250 TEU available for hire, increased charter rates and longer charter periods dictated by owners. See “Item 4.B – Business Overview – Our vessel fleet.”

We are a party to a number of other long-term charter agreements and may enter into additional long-term agreements based on our assessment of current and future market conditions and trends. As of December 31, 2025, 85.7% of our chartered-in vessels (or 91.5% in terms of TEU capacity for container vessels) have a remaining charter period that exceeds one year, and we may be unable to take full advantage of short-term reductions in charter hire rates with respect to such longer-term charters. In addition, in the future we may substitute a short-term charter of one year or less with a long-term charter exceeding one year, which could cause our costs to increase quickly compared to competitors with longer-term charters or owned vessels. To the extent we replace vessels that are chartered-in under short-term leases with vessels that are chartered-in under long-term leases or that are owned by us, the principal amount of our long-term contractual obligations would increase. There can be no assurance that the terms of any such long-term leases will be favorable to us in the long run.

We may face difficulties in chartering or owning enough vessels in the future, including large vessels, to support our growth strategy due to the possible shortage of vessel supply in the market.

Charter rates for container and car carrier vessels are volatile. If we are unable in the future to charter vessels of the type and size needed to serve our customers efficiently on terms that are favorable to us, if at all, this may have a material adverse effect on our business, financial condition, results of operations and liquidity.  Furthermore, container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels as, among other factors, larger vessels provide increased capacity and fuel efficiency per carried TEU (assuming full vessel utilization). As a result, carriers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels in excess of 12,500 TEUs represented approximately 68% of the current global orderbook based on TEU capacity as of December 31, 2025, and approximately 39% of the global fleet based on TEU capacity consists of vessels in excess of 12,500 TEUs as of December 31, 2025. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade, will enable the transfer of existing, large vessels to other shipping trades on which smaller vessels typically operate. Such transfer, which is referred to as “fleet cascading,” may in turn generate similar effects in the smaller trades in which we operate.Other than ten 15,000 TEU LNG dual-fuel container vessels we long-term charter from Seaspan Corporation which are considered in the industry as large container vessels (see “Item 4.B – Business Overview – Our vessel fleet - Strategic Chartering Agreements”), we do not currently have additional agreements in place to procure or charter-in large container vessels in excess of 12,500 TEU, and the continued deployment of larger vessels by our competitors will adversely impact our competitiveness if we are not able to charter-in, acquire or obtain financing for such vessels on attractive terms or at all. Additionally, our status as an Israeli company has limited, and may continue to limit, our ability to charter vessels from certain vessel owners. This risk is further exacerbated as a result of our difficulties faced in participating in certain alliances and thereby accessing larger vessels for deployment. Even if we are able to acquire or charter-in larger vessels, we cannot assure you we will be able to achieve utilization of our vessels necessary to operate such vessels profitably.

Rising energy and bunker prices (including LNG) may have an adverse effect on our results of operations.

Fuel and energy expenses, in particular bunker expenses, represent a significant portion of our operating expenses, accounting for 25.7%, 28.5% and 28.3% of our operating expenses and cost of services for the years ended December 31, 2025, 2024 and 2023, respectively. Bunker price moves in close interdependence with crude oil prices, which have historically exhibited significant volatility. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond our control, particularly the U.S. military operations in Venezuela and the ongoing military tensions between the U.S. and Iran, as well as economic developments in emerging markets such as China and India, the U.S.-China trade tensions, the military conflicts in the Middle East, the Russian-Ukraine conflict and sanctions enacted on seaborne imports of Russian crude oil and petroleum product, concerns related to the global recession and financial turmoil, rising inflation, interest rates fluctuations, policies of the Organization of the Petroleum Exporting Countries (OPEC) and other oil producing countries and production cuts, sanctions on Iran by the U.S. and others, consumption levels of other transportation industries such as the aviation, rail and car industries, and ongoing political tensions and acts of terror in key production countries such as Libya, Nigeria and Venezuela. Crude oil prices have decreased to levels at an annual average of $69 per barrel in 2025, compared to $81 per barrel in 2024. Similarly, Very Low Sulfur Fuel Oil (VLSFO) decreased by 16% in 2025 compared to 2024 (based on prices in Singapore according to Platts Market Data). Any further deterioration of geopolitical and economic factors may lead to an increase in bunker prices.

In accordance with our ESG strategy and strategic long-term charter agreements (See “Item 4.B – Business Overview – Our vessel fleet – Strategic Chartering Agreements”), we currently operate 28 LNG dual fuel container vessels, with additional 10 LNG dual fuel container vessels expected to be delivered during 2027 and 2028. In August 2022 we have announced the signing of a ten-year marine LNG sale and purchase agreement with Shell NA LNG, LLC, or Shell, to supply LNG to our ten 15,000 TEU LNG vessels chartered from Seaspan, all delivered to date. In December 2024 we entered into a definitive agreement to supply LNG to our 8,000 class TEU LNG vessels. In accordance with both agreements, Shell agreed to sell and deliver, and we agreed to purchase and accept, LNG in quantities, quality, specifications, and prices as specified in the agreement. Each agreement is for a period of ten years from the date of the first bunkering operation executed by the parties. These agreements may be terminated with immediate effect by either party in the event of a material breach by the other party that has not been cured within 30 days of written notice thereof. In March 2023 we announced the successful LNG bunkering of the first 15,000 TEU LNG dual fuel vessel delivered to us, ZIM Sammy Ofer, in Kingston Freeport Terminal, Jamaica.  The sale and purchase agreements described above were initially estimated by us to be valued in aggregate at more than $1.7 billion for the duration of their respective ten-year terms. If these agreements are terminated (due to a breach of either party), we may not be able to supply our LNG fueled vessels with enough of LNG fuel required for their operation, and we will need to shift back to crude oil-based fuels, or alternatively, we may be required to buy LNG at the then market terms, which could be on worse terms for us compared to the terms of our agreements with Shell. In addition, changes in the U.S. LNG export policies may impact the availability of global LNG supply, and our ability to purchase LNG on market terms. Our operations may be significantly affected by the supply and demand conditions of the LNG global trade market, and we may need to rely on other LNG suppliers to supply LNG for our other LNG container vessels.

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

Although we charter most of our fleet, we currently own sixteen vessels. In February 2024 we purchased five vessels in addition to nine vessels we previously owned, and in January and May 2025 we purchased two additional 8,500 TEU vessels, both of which were previously chartered to us. We may purchase additional vessels, depending on market terms and conditions and on our operational needs. As a vessel owner we may incur additional costs due to maintenance and regulatory requirements, most of them described in this Item 3.D and elsewhere of this Annual Report. In addition, we may incur additional insurance costs as a result of operating our owned vessels in combat and unstable geographic zones. In addition, as vessel owners we may be exposed to higher risks due to our responsibility to the crew and operational condition of the vessel. We intend to mitigate these vessel owner liability risks by acquiring adequate insurance policy, however our insurance policy may not cover all or part of our costs. See also below “ – Our insurance may be insufficient to cover losses that may occur to our property or result from our operations”.

There are numerous risks related to the operation of any sailing vessel and our inability to successfully respond to such risks could have a material adverse effect on us.

There are numerous risks related to the operation of any sailing vessel, including dangers associated with potential marine disasters, operations in war zones, mechanical failures, collisions, lost or damaged cargo, poor weather conditions (including severe weather events resulting from climate change), the content of the load, exceptional load (including dangerous and hazardous cargo or cargo the transport of which could affect our reputation), meeting deadlines, risks of documentation, maintenance and the quality of fuel, terrorist attacks and piracy. For example, we incurred expenses of $30.5 million in respect of claims and demands for lost and damaged cargo, vessels and war risks for the year ended December 31, 2025. Such claims are typically insured and our deductibles, both individually and in the aggregate, are typically immaterial. In addition, in the past, our vessels have been involved in collisions resulting in loss of life and property as well as weather-related events which damaged our cargo.

The occurrence of any of the aforementioned risks could have a material adverse effect on our business, financial condition, results of operations or liquidity and we may not be adequately insured against any of these risks. For more information about our insurance coverage, see the risk factor entitled “ – Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.” For example, acts of piracy have historically affected oceangoing vessels trading in several regions around the world. Attacks similar to those in the Red Sea by the Houthi rebels or as a result of an escalation of war, potential acts of piracy, and acts of terrorism, continue to be a risk to the international container shipping industry that requires vigilance. Additionally, our vessels and containers may be subject to attempts by smugglers to hide drugs and other contraband onboard. If our vessels are found with contraband, whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties as well as suffer damage to our reputation, which could have an adverse effect on our business, results of operations and financial condition.

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

The shipping industry is subject to extensive regulation that changes from time to time and that applies in the jurisdictions in which shipping companies are incorporated, the jurisdictions in which vessels are registered (flag states), the jurisdictions governing the ports at which vessels call, as well as regulations by virtue of international treaties and membership in international associations. As a global container shipping company, we are subject to a wide variety of international, national and local laws, regulations and agreements. As a result, we are subject to extensive government regulation and standards, customs inspections and security checks, international treaties and trade prohibitions and sanctions, including laws and regulations in each of the jurisdictions in which we operate, including those of the State of Israel, the United States, the International Safety Management Code, or the ISM Code, and the European Union. Such extensive regulation could also become more and more restrictive or less permissive from time to time, such as, for example, the OSRA enactment and the non-renewal of maritime block exemptions for operational agreements between carriers in several jurisdictions. Moreover, a few years ago the China Ministry of Transportation approached us as well as several other carriers with a request for information with respect to their customer charging practices and the reporting of such charges and variations thereof with the relevant regulator.

In recent years, several governments have adopted and are promoting additional legislation intended to provide an advantage to local and/or national shipping industry participants over foreign-based carriers. In February 2026 the U.S. Executive Office of President Trump released a “Maritime Action Plan”, which includes, among others, a proposal to impose a universal fee on foreign-built vessels from any nation entering U.S. ports. In addition, in April 2025 the U.S. Trade Representative, or USTR, published final actions that apply a fee on Chinese vessels operators and owners, Chinese built vessels and vessel operators of foreign vehicle carriers calling U.S. ports. In October 2025, days prior to the USTR entering into effect, the China Ministry of Transport, or MOT, issued a similar regulation in response to the USTR which imposes new port fees on certain U.S. affiliated vessels calling on China ports. While both USTR and the China MOT announced the suspension of all port fees collection for one year (until November 2026), if either or both regulations enforcement resume, this could have an adverse effect on our operations and financial conditions. A significant portion of the vessels we operate were built in China, and although the State of Israel holds the Special State Share in us, for so long as our ordinary shares are traded on the NYSE with more than 25% U.S shareholders, we may be considered as a U.S. affiliated company under the suspended Chinese regulation. Therefore, if these regulations resume, we may incur substantial additional operating expenses which may not be recoverable from our customers. Similar regulatory trends exists in other jurisdictions, such as India, where a new legislative initiative includes the extension of the applicable competition block exemption for vessel sharing agreements, provided that: (i) at least 5% of the total space of the vessel sharing agreement is carried by Indian flag vessels; and (ii) at least 5% of the total space available in such vessel sharing agreement is allocated to an Indian non-vessel operating common carrier (NVOCCs) entity. In Bangladesh, legislation was passed requiring at least 50% of the sea-borne cargoes relating to foreign trade be carried by Bangladesh flag vessels. These legislative proposals and regulations, including any future similar legislation which may be adopted in other jurisdictions, may place us and other foreign carriers at a disadvantage in certain countries and adversely affect our business. For additional information, see below – “We are subject to competition and antitrust regulations in the countries where we operate, have been subject to antitrust investigations by competition authorities in the past and may be subject to antitrust investigations in the future. Moreover, we rely on applicable competition exemptions for operational agreement with other carriers, and the revocation of these exemptions could negatively affect our business and ability to conduct our business.”

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

During the last five years, there is an increased scrutiny and enforcement actions by governments and regulators around the world, including the FMC and the ministry of transportation in China. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) signed into law in June 2022 mandates a series of rulemaking projects by the Federal Maritime Commission (FMC), including relating to the collection of detention and demurrage from U.S. truckers and consignees on import, which may affect our ability to effectively collect these fees from our customers, heighten the risk of civil litigation against us and adversely affect our financial results, and relating to the definition of unreasonable refusal to deal or negotiate with respect to vessel space accommodations, which may limit our ability to refuse shipments under certain circumstances due to commercial or operational considerations. Further, in January 2026 the FMC announced the launch of a non-adjudicatory investigation into alleged carrier practices and restrictions relating to chassis usage, and whether ocean common carriers are relying on service contract terms or other means to mandate that motor carriers (truckers) and shippers use the ocean common carriers’ designated chassis provider. If we are found to be in violation of the applicable regulation, we could be subject to various sanctions, including monetary sanctions.

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

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons around the world for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. On February 10, 2025, U.S. President Donald Trump issued an executive order and fact sheet suspending the initiation of new FCPA investigations and enforcement actions for a period of 180 days and directing the U.S. Department of Justice to review pending investigations.  Future enforcement trends or policies are unpredictable.  Our anti-bribery and anti-corruption compliance plan mandates compliance with these anti-bribery laws, establishes anti-bribery and anti-corruption policies and procedures, imposes mandatory training on our employees and enhances reporting and investigation procedures. We operate in many parts of the world that are recognized as having governmental and commercial corruption. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

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

If we fail to comply with any environmental requirements applicable to us, we could be exposed to, among other things, significant environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could result in the termination or suspension of, and substantial harm to, our operations and reputation. For example, in September 2022 we were approached by a state regulatory agency indicating to us that we did not meet the local environmental regulation and provided an initial informal assessment as to our scope of liability, and we ultimately settled this claim in 2025.  See Note 27 of our audited consolidated financial statements included elsewhere in this Annual Report. Additionally, environmental laws often impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including remediation costs and natural resource damages, as well as third-party damages, personal injury and property damage claims in the event there is a release of petroleum or other hazardous substances from our vessels, or otherwise, in connection with our operations. We are required to satisfy insurance and financial responsibility requirements for potential petroleum (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations and financial condition. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels and events of this nature could have a material adverse effect on our business, reputation, financial condition and results of operations.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the international oil pollution prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019, but no later than September 9, 2024. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms (ballast water management systems). All vessels constructed on or after September 8, 2017, are required to comply with the D-2 standards. To date, all of our owned vessels are installed with on-board ballast systems, however any additional requirements may subject us to additional costs of compliance and adversely affect our results of operation and financial condition. New guidance on ballast water, which entered into effect in February 2025 and October 2025. address ballast water record keeping, approval of electronic record book systems and vessel-specific declaration requirements applicable to electronic ballast water record keeping.

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

Our ability to generate cash flow from operations to cover our operational costs and to make payments in respect of our obligations, financial liabilities (mainly lease liabilities) and operational needs will depend on our future performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions and the health of the shipping industry. If we are unable to generate sufficient cash flow from operations to satisfy our obligations, liabilities and operational needs, we may need to borrow funds or undertake alternative financing plans, or to reduce or delay capital investments and other costs. It may be difficult for us to incur additional debt on commercially reasonable terms due to, among other things, our financial position and results of operations and market conditions. Specifically, we have incurred substantial debt as part of our strategy to renew and improve our fleet by long-term chartering newbuild vessels, including  TEU LNG fueled vessels, and we have entered into chartering agreements for additional vessels, ten of which are LNG fuelled, and which are expected to be delivered in 2027-2028, and we may may incur substantial debt in the future if we purchase or long-term charter additional vessels. Although as of December 31, 2025, our cash position was strong with liquidity of $2.8 billion, our potential inability to generate sufficient cash flows from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on our business.

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

We recognized a partial impairment reversal of approximately of $137 million for the year ended December 31, 2025. We did not recognize any impairment loss (or reversal) for the year ended December 31, 2024. We recognized an impairment loss of approximately $2.1 billion in the third quarter of 2023. With respect to the impairment analysis carried out during the years ended December 31, 2025, December 31, 2024 and December 31, 2023, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report. We cannot assure that we will not recognize additional impairment losses in future years. If an impairment loss is recognized, our results of operations will be negatively affected. Should freight rates decline significantly or we or the shipping industry experience adverse conditions, this may have a material adverse effect on our business, results of operations and financial condition, which may result in us recording an impairment charge.

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

Risks related to our operations in Israel

We are incorporated and based in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel and the Middle East. Specifically, the current military tensions between the U.S. and Iran, Israel and Iran and Iranian-backed proxies as well as the military tensions between Israel and Hamas after the ceasefire in October 2025 may adversely affect our business.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel, its neighboring countries and terror organizations which are today considered to be mostly backed by Iran. Terrorist activity and acts of violence were perpetrated against Israel since its establishment, including from its northern border, Gaza, West Bank and East Jerusalem. On October 7, 2023, Hamas terrorists launched a surprise attack and invaded southern Israel from Gaza under the cover of a barrage of missiles launched into southern Israel, targeting the Israeli civilian population and local military forces, and taking hostages into the Gaza strip. In response to this assault, Israel declared war on Hamas and the Israeli Defense Force invaded the Gaza strip. In October 2025 Israel and Hamas agreed to a U.S. brokered ceasefire and a hostage release exchange, to form the first phase of a broader peace initiative advanced by the U.S. President Donald Trump.

During the two-year Israel-Hamas war, other terror organizations such as Hezbollah in Lebanon and the Houthis in Yemen, both backed by Iran, have launched missile and drone attacks against Israel as part of what they have referred to as “axis of resistance” and in support of Gaza. Further, in Yemen, the Houthis have attacked vessels in the Red Sea suspected by them to be either linked to Israel or to call Israeli ports. The situation remains volatile and unpredictable. Israel has also carried out four rounds of air strikes against the Houthis in retaliation for the drones and missiles attacks. In September 2024 Israel retaliated against Hezbollah by targeting and killing many members of the Hezbollah’s senior leadership and launched a ground invasion to south of Lebanon to dismantle terror tunnels and military equipment used by Hezbollah to target Israeli towns on its northern border. Though Israel and Hezbollah declared a ceasefire in November 2024, military tensions erupted again in March 2026.

Iran is cultivating a strategy dedicated to annihilating the State of Israel through proxy militia groups across the Middle East and is believed to have strong influence over the terror organizations known as Hamas in Gaza, Hezbollah in Lebanon, Houthis in Yemen and pro-Iranian militia groups in Iraq. Furthermore, Iran is believed to be in advanced stages of obtaining nuclear weapon capabilities, which if completed, will pose a direct threat against the State of Israel, Europe, and the U.S. Iran attacked Israel twice, in April and October 2024, by launching a barrage of hundreds of missiles and drones towards Israel’s territory each time. The attacks were mostly intercepted, and in October 2024 Israel retaliated by launching air strikes against various military and strategic sites in Iran. In June 2025, Israel launched a military campaign “Rising Lion”, targeting Iran’s rapidly advancing nuclear weapons program, ballistic missile program and related military infrastructure assessed to be posing an imminent and existential threat. The campaign ended with U.S. military operation “Midnight Hammer” which included the bombing of Iran’s primary nuclear facility. Tensions between the U.S., Israel and Iran continued, and on February 28, 2026, the U.S. and Israel launched another campaign of attacks. The full outcome of this new military campaign, which included the killing of the second Supreme Leader of Iran, Ayatollah Ali Khamanei, is not yet fully known, and could have an adverse impacts on our ongoing operations in the region, as well as our results of operations.

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

This instability, especially the recent conflicts, has raised concerns regarding security in the region and the potential for further escalated armed conflicts. In addition, during 2024, multiple rating agencies downgraded Israel’s credit rating but since then have elevated Israel’s outlook from negative to stable, while risks of increased interest rates, recession, currency fluctuations, inflation, securities market volatility and uncertainty as to the scope of future investments in Israel remain.

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

The war in Israel and the Middle East follows a period of internal civil controversy and protest in Israel over a judicial reform proposal introduced by the Israeli government in January 2023. The judicial reform has sparked a significant backlash both inside and outside of Israel, led to civil protest and raised economic concerns, and was challenged by an appeal made to the Israeli supreme court. In January 2024, the Israeli Supreme Court ruled that the portion of the judicial reform previously legislated by the Israeli parliament, the Knesset, in an attempt to limit judicial review of government actions, is stricken down as unconstitutional. Tensions between the judiciary, legislative and executive branches ensue, and new attempts to relaunch the judicial reform by government officials or parliament members may reignite the internal civil protest and escalate economic concerns.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2025, we had approximately 820 employees based in Israel, certain of whom are currently called upon for military service duty due to the war for an unlimited period, and more may be called in the future if the war continues or in other emergency circumstances. Further, some of our employees are called upon to perform several weeks of annual military reserve duty until they reach the age qualifying them for an exemption (generally 40 for men who are not officers or do not have specified military professions, although recently the Israeli government published a possible plan to extend military reserve service duty to the age of 46). Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and operations.

Our risks associated with our Israeli affiliation may enhance and further increase other risk factors detailed in this Annual Report.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if shares constituting less than 5% of the issued share capital are not tendered. Completion of a full tender offer also requires acceptance by a majority of the offerees that do not have a personal interest in the tender offer, unless less than 2% of the company’s outstanding shares are not tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the full tender offer, petition an Israeli court to alter the consideration for the shares. In addition, special tender offer requirements may also apply upon a purchaser becoming a holder of 25% or more of the voting rights in a company (if there is no other shareholder of the company holding 25% or more of the voting rights in the company) or upon a purchaser becoming a holder of more than 45% of the voting rights in the company (if there is no other shareholder of the company who holds more than 45% of the voting rights in the company). These provisions of Israeli law could have the effect of delaying or preventing a change in control in us or obstructing or impeding a third party from acquiring us or some of our shareholders from electing individuals to our board of directors, even if doing so would be considered beneficial by some of our shareholders, and may limit the price that investors are willing to pay for our ordinary shares. Notwithstanding the foregoing, we have recently entered into a merger agreement with Hapag-Lloyd AG for the purchase of all our ordinary shares against cash. The closing of this Merger Agreement is subject to various conditions, including the required approvals under Israeli law and the Special State Share. For further information, see Item 10.C “Material Contracts - Entry Into Agreement and Plan of Merger with Hapag-Lloyd AG”.

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

In recent years, certain Israeli issuers listed on United States exchanges have been faced with governance-related demands from activist shareholders, unsolicited tender offers and proxy contests. We faced such demands in our last annual general meeting of shareholders held on January 2, 2026, at which certain activist shareholders demanded the appointment of three directors proposed by them. This led to a proxy contest between such shareholders and our Board of Directors that included the publication of position statements and delayed our annual general meeting. This contest resulted in a settlement pursuant to which two of the proposed director nominees were recommended for election by our Board and were elected as directors of the Company, and the third director nominee proposed by our activist shareholders was appointed as an observer to our Board. See also Item 10.C "Material Contracts – Letter of Agreements by a shareholder activist group". Responding to these types of actions by activist shareholders was and could be time-consuming, disrupt our operations, divert the attention of our Board of Directors, management and employees and  interfere with our ability to execute our strategic plan. In recent years, we have also seen a significant rise in the filing of class actions in Israel against public companies, as well as derivative actions against companies, their executives and board members. While the vast majority of such claims are dismissed, companies are forced to increasingly invest resources, including monetary expenses and investment of management attention due to these claims. This could adversely affect the willingness of our executives and board members to make decisions which could have benefitted our business operations. Such legal actions could also be taken with respect to the validity or reasonableness of the decisions of our Board of Directors. In addition, the rise in the number and magnitude of litigation could result in a deterioration of the level of coverage of our D&O liability insurance.

Any perceived uncertainties as to our future direction and control, our ability to execute on our strategy, or changes to the composition of our Board of Directors or senior management team that may arise from future proposals from shareholders could lead to instability which may be exploited by our competitors, result in the loss of potential business opportunities, and make it more difficult to pursue our strategic initiatives or attract and retain qualified personnel and business partners, any of which could have an adverse effect, which may be material, on our business and operating results. In addition, actions such as those described above could cause significant fluctuations in the trading prices of our ordinary shares based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

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

In addition, the new amendment to the Israeli Privacy Protection Law of 1981, entered into effect in August 2025, expands the legal obligations of controllers and processors of personal data, and enables the Israeli Privacy Protection Authority to enforce such obligations and to impose administrative sanctions, including monetary sanctions and, in certain circumstances, initiate criminal prosecution. The amendment further modifies and expands certain legal requirements for the protection of personal information of data subjects, and, among other things, mandates certain organizations to appoint a designated data protection officer, to oversee privacy compliance. If we are found to be in violation with this new regulation once in effect, we could be subject to enforcement actions, including negative publicity, which could adversely affect our business, financial condition and results of operations.

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

We employ, directly and indirectly, approximately 6,785 employees around the globe (including contract workers) as of December 31, 2025. We, our subsidiaries, and the independent agencies with which we have agreements could experience strikes, industrial unrest or work stoppages. Several of our employees are members of unions. In recent years, we have experienced labor interruptions as a result of disagreements between management and unionized employees and have entered into collective bargaining agreements addressing certain of these concerns. Furthermore, we have experienced labor interruptions as a result of disagreements with our unionized employees following the entry into the Merger Agreement with Hapag-Lloyd AG and see “Risk factors related to the Merger Agreement with Hapag-Lloyd AG”. If disagreements arise or accelerate and are not resolved in a timely and cost-effective manner, such labor conflicts could have a material adverse effect on our business and reputation. Disputes with our unionized employees may result in work stoppage, strikes and time-consuming litigation. Our collective bargaining agreements include termination procedures which affect our managerial flexibility with re-organization procedures and termination procedures. In addition, our collective bargaining agreements affect our financial liabilities towards employees, including because of pension liabilities or other compensation terms.

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

As of March 1, 2026, no single shareholder beneficially owns more than 10% of our ordinary shares. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between some of our shareholders, which may result in the exercise of a controlling or dominant power over our company by them. We have been subject to a demand to propose the appointment of new board members during our 2025 annual shareholders meeting and see – “Our business could be negatively affected as a result of actions of activist shareholders and/or class action filings, which could impact the trading value of our securities.” In the event a controlling group is formed and decides to exercise its controlling power over our company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of directors and key executive officers. Additionally, we may be more vulnerable to a hostile takeover bid. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our company may have an adverse impact on our business, financial conditions and results of operations. Although the Special State Share places certain requirements and restrictions on the ability of shareholders to obtain control over us, such attempts may still be successful if made pursuant to the provisions of applicable laws and our articles of association. For information regarding our entering into a merger agreement with Hapag-Lloyd AG for the purchase of all of our ordinary shares, see “Item 10.C “Material Contracts - Entry Into Agreement and Plan of Merger with Hapag-Lloyd AG”.

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

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, however as of March 2026 we will become subject to reporting provisions contained in Section 16(a) of the Exchange Act, as applicable to foreign private issuers. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we have voluntarily filed and intend to continue to voluntarily file current reports on Form 6-K that include quarterly financial statements, and we have adopted a procedure to voluntarily comply with Regulation FD, these exemptions and leniencies reduce the frequency and scope of information and protections to which you are entitled as an investor.

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

Companies, or PFICs, can have adverse effects for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. As discussed in “Taxation – U.S. federal income taxation – Passive Foreign Investment Company Rules,” we believe that we were not a PFIC for the taxable year ended December 31, 2025. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, the determination of whether we are a PFIC depends on particular facts and circumstances (such as the valuation of our assets, including intangible assets, which may be determined, in part, by reference to the market price of our ordinary shares) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In light of the foregoing, no assurance can be provided that we were not a PFIC for the taxable year ended December 31, 2025 or that we will not become a PFIC in any future taxable year. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.

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

Our Board of Directors has adopted a dividend policy, which was amended in August 2022, to distribute a dividend to our shareholders on a quarterly basis at a rate of 30% of the net quarterly income of each of the first three fiscal quarters of the year, while the cumulative annual dividend amount to be distributed by the Company (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income, all subject to our Board of Directors absolute discretion at the time of any such distribution, and the satisfaction of the applicable relevant tests under the Israeli Companies Law at the time of these distributions. In accordance with the terms and covenants of the Merger Agreement we entered into with Hapag-Lloyd AG, following the signing of this agreement and until the closing of the Merger we will not distribute dividends except as in accordance with this dividend policy. On March 8, 2026, our Board of Directors approved the distribution of a cash dividend in an aggregate amount of approximately $106 million, or $0.88 per ordinary share, to be paid on March 26, 2026, to holders of our ordinary shares as of March 20, 2026. During the 2025 fiscal year, we paid cash dividends on April 3, 2025, June 9, 2025, September 9, 2025, and December 8, 2025, in an aggregate amount of approximately $515 million, or $4.28 per ordinary share. We have also paid cash dividends in prior years. In 2024, we paid cash dividends of approximately $579 million, or $4.81 per ordinary share, and in 2023, we paid a cash dividend in an amount of approximately $769 million, or $6.40 per ordinary share.

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

Our ordinary shares have been listed on the New York Stock Exchange (NYSE) under the symbol “ZIM” since January 28, 2021. During 2022, 2023, 2024 and 2025 we have made dividend payments of approximately $5.17 billion in the aggregate to our shareholders. In February 2026 we have entered into a Merger Agreement with Hapag-Lloyd AG, which, if consummated, will include the delisting of all our ordinary shares from NYSE. See “Item 10.C – Material Contracts - Entry Into Agreement and Plan of Merger with Hapag-Lloyd AG”.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2025 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

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

As of December 31, 2025, we operated a fleet of 128 vessels and chartered-in approximately 86.4% of our TEU capacity and 87.5% of the vessels in our fleet. For comparison, according to Alphaliner, the industry average of chartered-in vessels is approximately 37.6% of the fleets as of the end of 2025 (in accordance with the Alphaliner December 2025 Report). Our fleet includes ten 15,000 TEU and eighteen uniquely designed 8,000-class TEU LNG (liquified natural gas dual-fuel) container vessels which we charter on a long-term basis. Between 2021 and December 2025 we have completed the purchase of fifteen second-hand container vessels so that on December 31, 2025, we owned a total of 16 vessels of our operated fleet, including one vessel we already previously owned prior to these acquisitions. In April 2025, we entered into a charter agreement of ten new-built 11,500 TEUs LNG dual-fuel container vessels, for a total consideration of approximately $2.3 billion, with expected deliveries between 2027 and 2028. In addition, during the last quarter of 2025, we entered into several chartering transactions with respect to twenty-four vessels, twenty of which range from approximately 3,000 to 5,000 TEUs, and four are approximately 9,000 TEUs, with charter periods ranging from 3 to 5 years and expected redeliveries as early as the end of 2026 to 2028. See – “Our vessel fleet”.

As of December 31, 2025, we chartered-in most of our capacity; in addition, 85.7% of our chartered-in vessels are under leases having a remaining charter duration of more than one year (or 91.5% in terms of TEU capacity for container vessels). We continue to adjust our operations in response to the effects of global and regional geopolitical and economic events, including the continuous Houthi attacks on the Red Sea, the Russia-Ukraine wars the instable climate in the Middle-East,  and other recent geopolitical trends. Our fleet, mainly in terms of the size of our vessels, enables us to optimize vessel deployment to match the needs of both mainlane and regional routes and to ensure high utilization of our vessels and specific trade advantages. Our operated vessels have capacities that range from approximately 1,000 TEUs to approximately 15,000 TEUs. (See – “Our vessel fleet – Strategic Chartering Agreements”). Furthermore, we operate a modern and specialized container fleet and our current container fleet capacity exceeds 708,000  TEUs.

We operate across five geographic trade zones that provide us with a global footprint. These trade zones include (for the year ended December 31, 2025, of carried TEUs): (1) Transpacific (43.0%), (2) Atlantic (13.5%), (3) Cross Suez (7.9%), (4) Intra-Asia (21.2%) and (5) Latin America (14.4%). Within these trade zones, we strive to increase and sustain profitability by selectively competing in niche trade lanes where we believe that the market is underserved and that we have a competitive advantage versus our peers. These include both trade lanes where we have an in-depth knowledge, long-established presence and outsized market position as well as new trade lanes into which we are often driven by demand from our customers as they are not serviced in-full by our competitors. Several examples of niche trade lanes within our geographic trade zones include: (1) Mediterranean to U.S. East Coast & Gulf t lane (Atlantic trade zone) where we maintain a 6.6% market share, (2) Far East to Mediterranean & Black Sea  (Cross Suez trade zone), 7.5% market share,  (3) Far East (not including the Indian subcontinent) to U.S. East Coast & Gulf (Pacific trade zone), 10.1% market share and (4) West Coast South America to USEC, 8.7% market share, in each case according to the Port Import/Export Reporting Service (PIERS) and Container Trade Statistics (“CTS”).

During 2025 and to the date of this Annual Report, we launched the following services and service upgrades:  (1) upgrading our premium express service connecting China and Los Angeles (ZEX & ZX2); (2) new strategic operational cooperation with MSC on the transpacific trade and replacing the previous agreement with the 2M Alliance (an alliance which terminated in January 2025);  (3) the restructuring of the cross-Atlantic service in cooperation with Hapag-Lloyd; and (4) a new cooperation with ONE for slot selling, on our ZGT service.

In addition to containerized cargo, we also transport vehicles (such as cars, buses and trucks) via dedicated car carrier vessels westbound from Asia, and primarily from China, Japan and South Korea. Currently, we charter thirteen car carrier vessels and we serve ports in Europe (both North Europe and the Mediterranean), Central America and both coasts of South America. Global auto sales and intercontinental trade continue to grow, driven by increases in export plans for Chinese manufacturers. According to Clarksons Platou Shipbrokers market review as of January 2026, the car carrier fleet growth is estimated to continue during 2026, with an anticipated increase of approximately 7% capacity by year end.

MEDITERRANEAN - NORTH EUROPE
INTRA MEDITERRANEAN & BLACK SEA
ASIA - AMERICA
MEDITERRANEAN - NORTH AMERICA
ASIA - AMERICA
INTRA AMERICA & CARIBBEAN
ASIA - AMERICA
INTRA ASIA
ASIA - AUSTRALIA
MEDITERRANEAN - SOUTH AMERICA EAST COAST
ASIA - SOUTH AMERICA WEST COAST
ASIA - MEDITERRANEAN
ASIA AFRICA
ASIA - SOUTH AMERICA EAST COAST

As of December 31, 2025, we operated a global network of 56 weekly lines, calling over 300 ports, delivering cargo to and from more than 90 countries. Our complex and sophisticated network of lines allows us to be agile as we identify markets in which to compete. Within our global network we offer value-added and tailored services, including operating several logistics subsidiaries to provide complimentary services to our customers. We continue to develop our network of additional logistics companies in order to provide comprehensive services to our customers. These subsidiaries, which we operate, among others, in China, Canada, Brazil, India, Singapore, Hong Kong and the U.S, are asset-light and provide services such as land transportation, custom brokerage, LCL, project cargo and air freight services. Out of ZIM’s total volume in the twelve months ended December 31, 2025, approximately 17% of our TEUs carried utilized additional elements of land transportation.

Our network is significantly enhanced by cooperation agreements with other container liner companies and alliances, allowing us to maintain a high degree of agility while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Such cooperation agreements include vessel sharing agreements (VSAs), slot purchase and slot swaps. In September 2024, we entered into a strategic collaboration with MSC, which became effective in February 2025, replacing our previous agreement with the 2M Alliance which terminated in January 2025. The new agreement covers services on the Asia-U.S. East Coast and the Asia-U.S. Gulf Coast and approximately 23,000 weekly TEUs. Prior to this agreement, we also entered into an operational cooperation with MSC in September 2023, originally encompassing seven services on the southeast Asia-Oceana, India-East Mediterranean (currently rerouted) and East Mediterranean-North Europe trades, of which we currently jointly operate three (one in the southeast Asia-Oceana trade and two on the East Mediterranean-North Europe trade). In addition to these collaborations, we also maintain a number of partnerships with various global and regional liners in different trades. For example, in the Intra-Asia trade, we partner with both global and regional liners in order to extend our services in the region (See – “Our operational partnerships”).

We have a highly diverse and global customer base with approximately 30,500 customers (which considers each of our customer entities separately, including in instances where the entity is a subsidiary or branch of another customer, or on a non-consolidated basis) using our services. In 2025, our 10 largest customers represented approximately 12% of our freight revenues and our 50 largest customers represented approximately 27% of our freight revenues. One of the key principles of our business is our customer-centric approach and we strive to offer value-added services designed to attract and retain customers. Our strong reputation, high-quality service offering, and schedule reliability has generated a loyal customer base, with 9 of our 10 top customers in 2025 having a relationship with the Company lasting longer than 10 years.

We have focused on developing industry-leading and best in class technologies to support our customers, including improvements in our digital capabilities to enhance both commercial and operational excellence. We use our technology and innovation to power new services, improve our best-in-class customer experience and enhance our productivity and portfolio management. In 2024 we launched an inhouse Generative Artificial Intelligence Center of Excellence (GenAI CoE)  aimed to develop, implement and improve new and automated working processes for the benefit of our customers and to improve efficiency of internal processes. Several additional examples of our digital services include: (i) ZIMonitor, which is an advanced tracking device that provides 24/7 online alerts to support high value cargo; (ii) myZIM, our digital platform which enables online quotation, booking and shipping instructions;  (iii) Draft B/L, an online tool that allows export users to view, edit and approve their bill of lading online without speaking with a representative; and (iv) ZIMGuard, an artificial intelligence-based internal tool designed to detect possible misdeclarations of dangerous cargo in real-time.

Furthermore, we have formed a number of partnerships and collaborations with start-ups for the development of multiple engines of growth which are adjacent to our traditional container shipping business. To support and enhance our commercial partnerships and investments in technology companies, we have formed a ZIM team of professionals that specializes in the ecosystem of investing and collaborating with early-stage technology companies, and function as a “corporate venture capital”, or CVC, dedicating a substantial part of their time to such CVC activities. The members of this CVC team support ZIM’s portfolio companies throughout the life cycles of their businesses, starting from identifying promising startups which are synergetic to ZIM’s business or fields of interest, conducting due diligence over potential investments, negotiating investment and commercial agreements with ZIM’s portfolio companies, and supporting them in additional investment and commercial transactions and in their operations, often by holding board membership or observer positions in such companies. These technological partnerships and initiatives include: (i) “ZIMARK”, an  initiative in cooperation with Sodyo (in which we made additional investments in 2022 and 2024), an early stage scanning technology company, aimed to provide visual identification solutions for the entire logistics sector (inventory management, asset tracking, fleet management, shipping, access control, etc.), introducing a technology that is extremely fast and suitable for multiple types of media; (ii) our investment in and partnership with WAVE, a leading electronic bill of lading based on blockchain technology, to replace and secure original documents of title; (iii) our investment in Hoopo Systems Ltd. (“Hoopo”), a provider of cutting edge tracking solutions for unpowered assets, as well as our agreement to deploy Hoopo’s tracking devices on ZIM’s dry-van container fleet; (iv) our investment in Marine Shipp Fast (commercial brand name – Ship4wd|), a digital freight forwarding platform offering an online, simple and reliable self-service end to end shipping solution, that is initially targeting small and medium-sized businesses importing and exporting from the U.S., Canada and the far East ; (v) our investment in Data Science Consulting Group (DSG), a leading technology company specializing in Artificial Intelligence based products, solutions and services, developer of e-volve, a holistic AI governance and decision management system, and our co-creator of a center of excellence for the development of AI tools for the maritime shipping industry; (vi) 40Seas, an innovative fintech company, providing an online end-to-end finance and sales managing tool,  in which we have made an equity investment, in addition to extending an approximate $100 million credit facility, which has terminated in 2025 and the loan withdrawn under this facility converted to shares ; (vii) our investment in Pickommerce AI Robotics, which developed an innovative fully autonomous pick-and-pack station for the logistics industry. Pickommerce’s technology utilizes an advanced computer vision system powered by machine learning that enables the safe and intelligent packaging of objects of different sizes, weights and textures; (viii) our investment in Spinframe, which offers innovative vehicle-inspection systems that enable efficient anomaly detection from assembly to end user, and are capable of autonomously monitoring a large number of vehicles, both at land and at sea; (ix) our investment in the innovative bio-tech company Carbon Blue, a carbon dioxide removal company, which harnesses water and water-utilizing infrastructure to remove CO2 from the atmosphere, allowing entire industries to bring down emissions and combat climate change, while providing them with significant industrial co-benefits and a unique advantage in the circular economy of tomorrow; and (x) our investment in Zutacore, an Israeli start-up with a patent-protected technology of waterless liquid cooling for high performance AI processors, designed to preserve a large number of processors in the same space without overheating or harming their performance, all while reducing overall power usage.

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

We are headquartered in Haifa, Israel. As of December 31, 2025, we had approximately 6,700 full-time employees worldwide (including contract workers). In 2025 and 2024, we carried 3.66 million and 3.75 million TEUs, respectively, for our customers worldwide. During the same periods, our revenues were $6,904 million and $8,427 million, our net income was $481 million and $2,154 million and our Adjusted EBITDA was $2,171 million and $3,692 million, respectively.

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

Our customers place orders either online or with a customer service member in one of our local agencies located around the world. We issue the bill of lading detailing the terms of the shipment and, in the case of a typical door-to-door order, we deliver an empty container to the shipper’s designated address. Once the shipper has filled the container with cargo, it is transported to a container port, where it is loaded onto our cargo vessel. We have experience in shipping various types of cargo, such as over-sized cargo, dangerous and hazardous cargo, cars, trucks and vehicles and reefer shipments. The container is shipped either directly to the destination port or via one of our scheduled ports of call, where it is transferred, or “transshipped,” to another ship. When the container arrives at the final destination port, it is off-loaded from the ship and delivered to the recipient or a designated agent via land transportation. We partner with regional and local land transportation operators to provide a range of inland transportation services via rail, truck and river barge, often combining multiple modes of transportation to ensure efficient and cost-effective operation with minimum transit time. Out of ZIM’s total volume in the twelve months ended December 31, 2025, approximately 17% of our TEUs carried utilized additional elements of land transportation. We continuously strive to find logistic solutions for land transportation service offering under the current market conditions.

We also focus on growing the specialized cargo (reefers, dangerous goods and special equipment) transportation portion of our business. We offer ZIMonitor, our premium reefer cargo tracking service, an advanced real-time monitoring device that, among other things, allows our customers to monitor their shipments in real time. See –“Our specialized cargo”.

We believe that our global-niche strategy, as well as our focus on customer-centric services, place us in a good position to attract new customers through our reliable and competitive services.

Our services and geographic trade zones

As of December 31, 2025, we operated a global network of 56 weekly lines, calling over 300 ports delivering cargo to and from more than 90 countries. Our shipping lines are linked through hubs that strategically connect main lines and feeder lines, which provide regional transport services, creating a vast network with connections to and from smaller ports within the vicinity of main lines. We have achieved leadership positions in specific markets by focusing on trades where we have distinct competitive advantages and can attain and grow our overall profitability.

Our shipping lines are organized into geographic trade zones by trade. The table below illustrates our primary geographic trade zones and the primary trades they cover, as well as the percentage of our total TEUs carried by geographic trade zone for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
Geographic trade zone (percentage of total TEUs carried for the period)	Primary trade	2025	2024	2023
Pacific	Transpacific	43%	43%	38%
Cross-Suez	Asia-Europe	8%	9%	12%
Atlantic-Europe	Atlantic	14%	15%	13%
Intra-Asia	Intra-Asia	21%	20%	28%
Latin America	Intra-America	14%	13%	9%
		100%	100%	100%

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

Pacific Northwest service. Based on information from Piers, approximately 46.5% of all goods shipped to the United States are transported via ports located in the west coast of the United States and Canada. These include local discharge as well as delivery by train or trucks to their final destinations, mainly to the Midwestern United States and to the central and eastern parts of Canada. We hold a position within the PNW, via the Canadian gateway Vancouver and Prince Rupert, which enable us to serve the very large Canadian and U.S. Midwest markets quickly and efficiently. Our strategic relationships in these markets with Canadian National Railway Company, a rail operator, have allowed us to obtain competitive rates and provide consistent, high-quality service to our customers. We charter slots from MSC to serve the Pacific Northwest.

Pacific Southwest Coast service - we operate two eCommerce Xpress high-speed services, the ZEX and ZX2, focusing on e-Commerce between Central and South China, Vietnam and Los Angeles.

Asia-U.S. All-Water service. With respect to the Asia-U.S. East Coast Trade, “all-water” refers to trade between Asia and the U.S. East Coast and Gulf Coast using marine transportation only, via the Panama Canal or the Cape of Good Hope, so long as the passage in the Suez Canal is suspended. Until January 2025, we operated services in this trade in accordance with our agreement with the 2M Alliance, which was terminated and replaced by a strategic agreement with MSC. We updated the agreement with MSC, so that ZIM and MSC swap slots over a total of five services, four of which on the Asia-USEC and one on the Asia-USGC. Two of the services are operated by ZIM and one is a vessel sharing agreement. We have deployed ten 15,000 TEU LNG dual fuel vessels and eleven 8,000-class TEU LNG on the ZIM operated services under this agreement. (See “Our vessel fleet - Strategic Chartering Agreements”).

As of December 31, 2025, we offered 8 services in the Pacific geographic trade zone, which had an effective weekly capacity of approximately 31,333 TEUs and covered all major international shipping ports in the Transpacific trade. Our services in the Pacific geographic trade zone accounted for 51% of our freight revenues from containerized cargo for the year ended December 31, 2025.

Cross-Suez geographic trade zone

The Cross-Suez geographic trade zone  covers trade between Asia and Europe (including the Indian sub-continent), originally through the Suez Canal, primarily focusing on the Asia- West and East Mediterranean Sea sub-trade, which is one of our key strategic zones. Due to the Yemeni Houthis’ attacks against vessels in the Red Sea our vessels are currently rerouted through the Cape of Good Hope (See Item 3.D – Risk factors – “Global economic downturns and geopolitical challenges throughout the world could have a material adverse effect on our business, financial condition and results of operations”. In previous years this trade was characterized by intense competition, and we have undertaken several initiatives to help us remain competitive within it.

 As of December 31, 2025, we offered one service in the Cross-Suez geographic trade zone (currently rerouted), which had an effective weekly capacity of approximately 6,711 TEUs and covered  international shipping ports in the West and East Mediterranean, China, East and Southeast Asia and India. The Cross-Suez geographic trade zone accounted for 10% of our freight revenues from containerized cargo for the year ended December 31, 2025.

Atlantic-Europe geographic trade zone

The Atlantic-Europe geographic trade zone serves the Atlantic trade, which covers trade between North America, Caribbean and the Mediterranean, along with Intra-Europe/Mediterranean trade. Our services within this geographic trade zone also connect to Intra-Mediterranean and Intra-America regional feeder lines which provide onward connections to additional ports. In February 2025 we have launched our restructured service in cooperation with Hapag-Lloyd in our Atlantic services which was first established in 2014. Our cooperation agreement with MSC also includes two joint services from Israel and the East Mediterranean to North Europe.

As of December 31, 2025, we offered 9 services within this geographic trade zone, with an effective weekly capacity of approximately  9,493 TEUs, covering major international shipping ports in the East and West Mediterranean, the Black Sea, Northern Europe, the Caribbean, the Gulf of Mexico and the U.S., and the east coast of North America. The Atlantic-Europe geographic trade zone accounted for 12% of our freight revenues from containerized cargo for the year ended December 31, 2025.

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

The Intra-Asia market is highly fragmented with many active carriers, all with relatively small market shares. Local shipping companies have a more significant presence within this trade, which is primarily serviced by relatively small vessels, compared to other trades. However, larger carriers that operate in the intercontinental trade also serve this trade and call at ports within the region. We have operational agreements with many other shipping companies within this trade.

Demand in this trade is impacted by, among other things, the relatively low cost of labor in the area and its proximity to developing economies with high growth rates, which incentivizes the manufacturing of finished products for export and the shipments of unfinished products between countries in this region.

As of December 31, 2025, we offered  25 services within this geographic trade zone with an effective weekly capacity of approximately 13,511 TEUs. The Intra-Asia geographic trade zone accounted for 13% of our freight revenues from containerized cargo for the year ended December 31, 2025. Our services within this geographic trade zone cover major regional ports, including those in China, Korea, Thailand, Vietnam and other ports in Southeast Asia, India, Africa and Australia, and connect to shipping lines within our Cross-Suez and Pacific geographic trade zones.

Latin America geographic trade zone

The Latin America geographic trade zone consists of the Intra-America trade, which covers trade within regional ports in the Americas, as well as trade between the South American East Coast and Asia, South American West Coast and Asia, and trade between the South American east coast and West Mediterranean. The regional services within this geographic trade zone are linked to our Pacific and Atlantic-Europe geographic trade zones. We cooperate with other carriers within the regional services: We cooperate with Maersk via a vessel sharing agreement in the Asia-East Coast South America, and we cooperate with other carriers on the Mediterranean-East Coast South America sub-trades mostly by slots purchase. In addition, we operate an independent service, ZIM Gulf Toucan (ZGT), connecting South America East Coast to the Gulf of Mexico, US East Coast, Caribbean, Central America and West Coast South America. We also operated a second independent service, ZIM Albatross (ZAT), connecting China and Southeast Asia to the West coast of South America, which is currently suspended. Finally, we operate ZIM Colibri (ZCX), a premium line from South America West Coast to U.S. East Coast with an expedited connection and an emphasis on refrigerated cargo.

As of December 31, 2025, we offered  13 services within this geographic trade zone as well as a complementary feeder network with an effective weekly capacity of approximately 9,033 TEUs and operated between major regional ports, including ports in Brazil, Argentina, Uruguay, Mexico, Peru, Chile, Venezuela the Caribbean, Central America, China, U.S. Gulf Coast, U.S. East coast and the West Mediterranean, and connect to our Pacific and Atlantic-Europe services. The Latin America geographic trade zone accounted for 14% of our freight revenues from containerized cargo for the year ended December 31, 2025.

Types of cargo

The following table sets forth details of the types of cargo we shipped during the twelve months ended December 31, 2025, as well as the related quantities and volume of containers (owned and leased).

Type of Container	Type of Cargo	Quantity	TEUs
Dry van containers	Most general cargo, including commodities in bundles, cartons, boxes, loose cargo, bulk cargo and furniture	1,939,926	3,402,987
Reefer containers	Temperature controlled cargo, including pharmaceuticals, electronics and perishable cargo	96,429	190,622
Other specialized containers	Heavy cargo and goods of excess height and/or width, such as machinery, vehicles and building	54,834	69,433
	Total	2,091,189	3,663,042

Other Specialized cargo

The volume of our specialized cargo shipments reached approximately 10% of our company’s volume in 2025. We offer specialized shipping solutions through a dedicated team of supply chain experts that designs tailor-made solutions for our customers’ specific transportation needs, issues approvals and documentation, arranges for insurance and provides other logistics services for all kinds of specialized cargo, including:

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

•
Reefer cargo. Reefer cargo includes perishable goods, pharmaceuticals and electronics. Our reefer specialists and merchant marine officers ensure the safe transport of reefer cargo with precise tracking and continuous monitoring throughout the cold chain. We focus on reefers as one of our growth engines. We strive to have the youngest reefer fleet in the industry, and have invested in new custom-made reefer containers already equipped with our ZIMonitor capabilities, as well as in controlled atmosphere units designed to ship fresh produce cargo.

ZIMonitor is our premium reefer cargo tracking service. A device is attached to the engine of the reefer, and allows customers to track and monitor sensitive, high-value cargo, such as pharmaceuticals, food and delicate electronics. The device monitors, among other things, GPS location, temperature, humidity and unnecessary container door opening. Customers can opt to receive alerts regarding their shipment via text message or email. ZIMonitor is designed to comply with the good distribution practice guidelines (GDP), which are applicable to the pharmaceutical industry, and to provide ongoing data flow, alerts in order to prevent cargo damage and automatic reports. Customers are also able to view their cargo status online on our designated myZIM application. In addition, we employ a 24/7 dedicated response team to promptly respond to hundreds of alerts daily. In 2025, ZIMonitor reached its highest record of container level since launching, reflecting a 32% growth compared to 2024.

Our vessel fleet

As of December 31, 2025, our fleet included 128 vessels (115 container vessels and 13 vehicle transport vessels), of which sixteen vessels were owned by us and 112 vessels were chartered in. As of December 31, 2025, our operating fleet (including both owned and chartered vessels) had a capacity of 708,543 TEUs. The average size of our vessels is approximately 6,086 TEUs, compared to an industry average of 4,972 TEUs.

During 2025 we purchased two 8,500 TEU vessels which were previously chartered by us, so that as of the date of the Annual Report, we own sixteen vessels in total. We may purchase additional second-hand vessels if we evaluate that such purchase is more suited to our needs than other available alternatives. In April 2025, we entered into a charter agreement of ten new-built 11,500 TEUs LNG dual-fuel container vessels, for a total consideration of approximately $2.3 billion, with expected deliveries between 2027 and 2028. In addition, during the last quarter of 2025, we entered into several chartering transactions with respect to twenty-four vessels, twenty of which range from approximately 3,000 to 5,000 TEUs, and four are approximately 9,000 TEUs, with charter periods ranging from 3 to 5 years and expected redeliveries from as early as the end of 2026 to 2028.

We charter-in vessels under charter party agreements for varying periods. Our charter rates are negotiated and predetermined at the time of entry into the charter party agreement and depend upon market conditions existing at that time. As of December 31, 2025, all of our chartered vessel agreements consist of chartering-in the vessel capacity for a given period of time against a daily charter fee, while the crewing and technical operation of the vessel is handled by its owner. Subject to any restrictions in the applicable arrangement, we determine the type and quantity of cargo to be carried as well as the ports of loading and discharging.

Our vessels operate worldwide within the trading limits imposed by our insurance terms. As of December 31, 2025, the remaining average duration of our chartered fleet was approximately 51 months, based on the earliest date of redelivery.

As of December 31, 2025, our fleet was comprised of vessels of various sizes, ranging from 1,000 TEUs to 15,000 TEUs, which allows for flexible deployment in terms of port access and is optimally suited for deployment in the sub-trades in which we operate.

The following table provides summary information, as of December 31, 2025, about our fleet:

	Container Vessels	Capacity (TEU)	Other Vessels	Total
Vessels owned by us	16	96,080	-	16
Vessels chartered from third parties(1)	99	612,463	13	112
Periods up to 1 year (from December 31, 2025)	14	52,063	2	16
Periods between 1 to 5 years (from December 31, 2025)	46	165,210	11	57
Periods over 5 years (from December 31, 2025)	39	395,190	-	39
Total	115	708,543	13	128

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

As of March 1, 2026, our operated fleet included 128 vessels (container vessels and vehicle transport vessels), of which 16 vessels are owned by us and 112 vessels are chartered-in. Our owned and chartered container vessels had a capacity of 707,528 TEUs. As of March 1, 2026, approximately 86.9% of our chartered-in vessels (92.4% in terms of TEU capacity) are under long-term leases with a remaining charter duration of more than one year, as we continue to actively manage our asset mix.

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

In addition, in July 2021 we announced a second strategic agreement with Seaspan for the long-term charter of ten uniquely designed 8,000-class TEU LNG dual fuel container vessels with an option for additional five vessels, to serve across ZIM’s various global niche trades. In September 2021 we announced the exercise of an option granted to us under this agreement to long-term charter five additional 8,000-class TEU LNG vessels. Following the exercise of this option, the total vessels to be chartered under this second strategic agreement is fifteen.

We were granted by Seaspan a right of first refusal to purchase the chartered vessels should Seaspan choose to sell them during the charter period, and an option to purchase the vessels at the end of the charter term. To date, all 15,000 TEU and all 8,000-class TEU LNG dual fuel container vessels have been delivered to us. The total costs, in annualized charter hire costs per vessel (in addition to down payments made on the delivery of each vessel), are estimated at approximately $17 million in respect of the abovementioned 15,000 TEU vessels, and approximately $13 million in respect of the abovementioned vessels, over the term of the agreements.

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

Charter Agreement with Containers Ventures Holdings Inc., and affiliate of the TMS Group

In April 2025 the Company entered into an agreement for the chartering of ten new-build 11,500 TEU liquefied natural gas (LNG) dual-fuel container vessels, for a total consideration of approximately $2.3 billion. The vessels will be constructed at Zhoushan Changhong Shipyard in China, with delivery expected between 2027 and 2028.

Several chartering transactions for 24 vessels

We entered into several chartering transactions with respect to twenty-four vessels, twenty of which range from approximately 3,000 to 5,000 TEUs, and four are approximately 9,000 TEUs, with charter periods ranging from 3 to 5 years and expected redeliveries as early as the end of 2026 to 2028.

Our Containers

In addition to the vessels that we own and charter, we own and charter a significant number of shipping containers. As of December 31, 2025, we held 598,000 container units with a total capacity of approximately 1,067,000 TEUs, of which 41% were owned by us and 59% were leased (including 50% accounted as right-of-use assets). In some cases, the terms of our leases provide that we will have the option to purchase the container at the end of the lease term.

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

In January 2024 we entered into an agreement with Hoopo to deploy Hoopo’s tracking device on ZIM’s dry-van container fleet, which offers our customers comprehensive tracking information including geofence alerts and open/close door notifications and more, while ensuring high reliability and durability combined with significant cost and energy efficiencies. We have completed a successful pilot project and purchased additional tracking devices from Hoopo, with the intention to install the devices in all of our dry container fleet. At this time, we have installed the devices in approximately 15% of our dry container fleet.

Our operational partnerships

We are party to a large number of cooperation agreements with other shipping companies , which generally provide for the joint operation of shipping services by vessel sharing agreements, the exchange of capacity and the sale or purchase of slots on vessels operated by us or other shipping companies. We do not participate in any alliances, which are a type of vessel sharing agreement that involves joint operations of fleets of vessels and sharing of vessel space in multiple trades. By not participating in alliances and focusing instead on cooperation agreements, we are able to capture many of the benefits of alliance membership while retaining a higher degree of strategic flexibility than is typically afforded to alliance members. Our cooperation agreements provide us with access to a wider coverage of ports and specialized lines, which enables us to improve our transit times and reduce operational expenses and repositioning costs. We continue to seek new collaborations and joint services for the purpose of improving port coverage, quality and frequency of service and for the benefit of our customers.

Strategic Cooperation Agreement with MSC

In September 2024 we entered into a strategic agreement with MSC on the Asia-U.S. East Coast (USEC) and Asia-U.S. Gulf Coast (USGC) under a full slot exchange and vessel sharing agreement, replacing our previous agreement with the 2M Alliance, which became effective in February 2025. The agreement includes a vessel sharing agreement and slot swap on a total of six services. Throughout 2025, in reaction to market changes, we jointly restructured the network by reducing the number of services to four, and thereafter increasing the number of services to five services on the same subtrades. Pursuant to the agreement, we or MSC may terminate the agreement by providing a six-month prior written notice following the initial 30-month period, or in the event of change of control, the other party may terminate the agreement by providing a six-month notice, and the affected party may terminate the agreement by providing twelve month notice. This strategic cooperation enables us to provide our customers with improved port coverage and transit time, while generating cost efficiencies.

Operational Collaboration Agreement with MSC on Multiple Trades

In July 2023 we entered into a new slot charter agreement with MSC on the Asia-Pacific Northwest trade. In July 2025 we renewed this agreement for an additional one year. In September 2023, we entered into new operational agreements with MSC, originally encompassing several trades and seven service lines. The cooperation scope includes services connecting the Indian Subcontinent with the East Mediterranean (terminated due to the Houthis’ continued attacks in the Red Sea), the East Mediterranean with Northern Europe, and services connecting East Asia with Oceania. The joint services include vessel sharing agreements, slots swaps and slot purchase arrangements. Currently, we operate two vessel sharing agreements with MSC, with one on the East Asia – Oceana trade and one on the East Mediterranean - Northern Europe trade, in addition to a slot swap on a third service operated by MSC on the East Mediterranean -Northern Europe trade. The agreements are in effect and may be terminated by providing a six-month period prior notice, or in the event of change of control, by providing a 3-month period prior notice.

The table below shows our operational partners by geographic trade zone as of December 31, 2025:

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

(2)
With respect to the Atlantic-Europe trade, until January 2025 we were also a party to a swap agreement with THE Alliance member Hapag-Lloyd, supporting ZIM loadings on THE Alliance and Hapag-Lloyd service on this trade. In February 2025 ZIM and Hapag-Lloyd AG have launched a new slot swap and slot purchase agreement on this trade.

Our customers

We believe that as one of the oldest cargo shipping companies in the world, our extensive experience, our consistent track record of stable operations and our reputation for reliability and efficiency enable us to retain our existing customers and attract new customers.

In 2025, we had more than 30,500 customers (on a non-consolidated basis) using our services. Our customer base is well-diversified, and we do not depend upon any single customer for a material portion of our revenue. For the year ended December 31, 2025, no single customer represented more than 2% of our revenues. Additionally, our customers have maintained a high degree of retention and loyalty to our business. In 2025, we achieved record results for overall customer satisfaction, strong connection and customer loyalty on our Annual Customers Experience Survey, conducted by the international market research company Kantar, indicating overall positive and further improving customer experience. Nine of our 10 largest customers by revenue have been doing business with us for more than 10 years, and four of these customers have been doing business with us for more than 25 years. Five of our largest 10 customers by revenue in the fiscal year ended December 31, 2025, have been in the top 10 in each year since 2020. Our customers include blue chip companies as well as a growing customer base of small- and medium-sized enterprises.

We intend to continue to strengthen our relationships with our key customers and to increase our direct sales to small- and medium-sized enterprises, or SMEs, which we define as customers that ship up to 200 TEUs annually. Under this definition, for the years ended December 31, 2025 and 2024, SMEs represented approximately 16% of our aggregate carried volume worldwide. We believe this large and growing segment of the cargo shipping market represents a significant growth opportunity for us within certain of the jurisdictions in which we operate, including China, India, South-East Asia, United States, Canada, Brazil and the Mediterranean, wherein we have a dedicated sales team for this growing segment. In addition, during recent years we have increased our global deployment of services and presence by both establishing new local agencies and strengthening our partnerships primarily in Southeast Asia, South America, Africa and Australia.

Our customers are divided into direct customers (or, Beneficial Cargo Owners (BCOs), including exporters and importers, and “freight forwarders.” Exporters include a wide range of enterprises, from global manufacturers to small family-owned businesses that may ship just a few TEUs each year. Importers are usually the direct purchasers of goods from exporters, but may also comprise sales or distribution agents and may or may not receive the containerized goods at the final point of delivery. Freight forwarders are non-vessel operating common carriers that assemble cargo from customers for forwarding through a shipping company. We believe that a diverse mix of cargo from both BCOs and freight forwarders ensures optimal vessel utilization. BCOs generally have long-term commitments that facilitate planning for future volumes, which results in high entry barriers for competing carriers due to customer loyalty. Freight forwarders have short-term contracts at renegotiated rates. As a result, entry barriers are low for competing carriers for this customer base. Our relationships with large BCOs give us better visibility on future cargo shipping transport volumes while our relationships with large freight forwarders, which generate cargo in many locations worldwide, help us to optimize our trade flows.

During the last five years, BCOs have constituted approximately 27% of our customers in terms of TEUs carried, and the remainder of our customers were freight forwarders. Our contracts with our main customers are typically for a fixed term of one year on all trades. Our contracts with customers may be for a certain voyage or period of time and typically do not include exclusivity clauses in our favor. Our customer mix varies within each of the markets in which we operate, as we tailor our sales and marketing strategies to the unique conditions of each specific market.

For the years ended December 31, 2025, 2024 and 2023, our five largest customers in the aggregate accounted for approximately 7%, 9%, and 7%  of our freight revenues and related services, respectively, and  6% of our TEUs carried for each year.

Global Sales

Over the last 12 months, we employed 23 full-time sales professionals in our headquarters in Haifa, Israel, and approximately 860 sales personnel (whether employees or third party contractors) worldwide in our various agency locations (including in Israel). Our sales force is generally organized by customer or cargo type and supported by data-driven analytics to better understand our customers and better address their needs while maintaining desired profitability levels. We currently manage over 94% of our business on our unified information technology platform (CRM), which supports all our business processes. Operating on this unified platform enables our sales teams to quickly and consistently deliver solutions to our customers. To date, we nearly completed implementing our upgraded CRM system, which is now a more improved and advanced version that enables us to further enhance our service and provide our personal approach to our customers. We have transformed our sales processes in all key markets in which we operate, to working by our commercial excellence methodology, to ensure alignment between all the sales initiatives and take our global sales a step forward. Each customer is assigned to a member of our sales team to serve as a single point of contact for all the customer’s specific shipping needs.

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

Global Customer service

As of December 31, 2025, we employed 35 full-time service professionals, of which 27 are located in our headquarters in Haifa and eight are located worldwide. The customer service head office functions along with four regional teams, leading and guiding our worldwide customer service teams, reaching over 1,600 customer service representative and managers, including a global outsourced back-office customer documentation center.

In the last six years, we have been focusing on implementing a new unified holistic program called SmartCS, a unified organizational structure, working methodology and best practice processes, supported by an advanced IT infrastructure and tools for better managing our customers’ experience across our customer service units worldwide. SmartCS’ main building blocks are: a CRM system, a unified information technology platform providing a 360 degree view of all customer interactions; a knowledge management system, enabling a professional and quick resolution to all customer queries; soft skills trainings; a defined set of strict ‘best in class’ KPIs; and a variety of ongoing and periodic surveys to reflect actual customer feedback.

We have also been investing significantly in a digital transformation to use technology, including various AI tools, in order to transform the way we think, act, and perform, making it easier for our customers to do business with us. Main platforms and services introduced in the last five years include: a new company website, which was recently re-designed and is continuously being improved with new features, supports multiple languages, and includes enhanced schedules, sustainability parameters (CO2 emission and distance per route), advanced local charges tool, dynamic service maps, local news and updates and live chat, reaching approximately 490,000 unique visitors per month; myZIM Customer Personal Area, which provides our customers with a more efficient and convenient way to manage all of their shipments under one digital platform, including booking shipments online, receiving instant quotes, submitting shipment instructions, easily accessing documentation such as online draft bill of lading and print bill of lading and proactive personal notifications, reaching over 39,000 registered customers; conducting dedicated webinars by customer’s service teams to increase our customers’ awareness to ZIM’s digital tools, including myZIM, with a over 1,900 worldwide customers participating; upgrading and streamlining ZIM’s communication with  customers, including developing and integrating dedicated WhatsApp and WeChat channels; Lead-to-Agreement, a system that manages all of our commercial agreements and streamlines communications between our geographic trade zones, sales force and customers; Dynamic Pricing, an analytical engine that defines the optimal pricing for spot transactions, assisting us in increasing profitability margins; Commercial Excellence, an advanced cloud based analytical tool that assists our geographic trade zones in focusing on more profitable customers in specific trades; “Hive”, a yield management platform which enables instant cargo selection and booking acceptance based on defined business rules, while providing geographic trade zones with live view and interactive control over forecasts, booking acceptances and equipment releases, maximizing the profitability of each voyage and improving response time to our customers; and ZIMapp, a complementary digital gateway service that allows easy access to myZIM, anywhere and anytime. In addition, approximately 23% of our original bills of ladings are electronic (based on blockchain technology), and as a member of the Digital Container Shipping Association (DCSA), we are committed to increasing the use of electronic bills of ladings to 50% by 2027 and 100% by 2030. All platforms & services are “Powered By Our Customers”, an innovative approach supported by a working methodology in which customers are taking an active part in designing our digital experience for customers by customers. For the years ended December 31, 2025, and 2024, approximately 94% of transactions with our customers were completed via our websites, our platforms and e-commerce platforms, which reduces the error rate and costs associated with correcting errors.

Suppliers

Vessel owners

As of December 31, 2025, we chartered approximately 87.5% of our TEU capacity and 86.4% of the vessels in our fleet. Access to chartered-in vessels of varying capacities, as appropriate for each of the trades in which we operate, is necessary for the operation of our business. See “Item 3.D – Risk factors – We charter-in most of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, therefore some of the costs associated with our future chartering of vessels are unpredictable.” Although we currently believe our current vessel capacity is adequate compared to existing market conditions, we may face a possible shortage of vessel for hire in the future. See “Item 3.D – Risk factors – We may face difficulties in chartering or owning enough vessels, including large vessels, to support our growth strategy due to the possible shortage of vessel supply in the market.”

Port operators

We have Terminal Services Agreements (TSAs) with terminal operators and contractual arrangements with other relevant vendors to conduct cargo operations in the various ports and terminals that we use around the world. Access to terminal facilities in each port is necessary for the operation of our business. Such access is especially critical for express or expedited services (such as our ZEX and ZX2 services), where the speed of service and avoiding bottlenecks are key factors for our customers. Although we believe we have been able to contract for sufficient capacity at appropriate terminal facilities in the past five years, possible increase in demand, congestion in ports and terminals and other geopolitical and macroeconomic events may increase our costs and dependency on berthing windows in terminals. See “Item 3.D – Risk factors – Access to ports could be limited or unavailable, including due to congestion in terminals and inland supply chains, and we may incur additional costs as a result thereof.”

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

Information and communication systems

The ability to process information accurately and quickly is fundamental to our position in the cargo shipping industry, which is characterized by constant movement of millions of individual items across a global network of sea and inland routes. Our information and communication systems are key operational and management assets which support many of our units, including shipping agencies, individual lines and various head office departments. With two primary data centers in Europe (each data center can back up the other one), our information and communication systems enable us to monitor our vessels and containers, coordinate shipping schedules, manage the loading of containers onto vessels and plan transportation schedules. We also rely on our information and communication systems to support back-office activities, such as processing cargo bookings, generating bills of lading and cargo manifests, expediting customs clearance, and facilitating equipment control and the planning and management of inter-modal transportation, as well as financial and human resources activities. See Item 3.D. “Risk factors – We face risks relating to our information technology and communication system.” In addition, as our reliance on our information and communication systems grow and as we rely more on remote connectivity of our employees due to our hybrid work model and our global spreading, we face heightened cyber security threats. We have invested our efforts in mitigating our cyber security risks. See Item 3.D “Risk factors – We face cyber-security risks”.

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

Customer support. Further, through our website, we enable our customers to monitor the movement of their cargo on our vessels from the cargo’s point of origin through various ports and inter-modal transportation to its final destination. As part of enhancing the customer experience, customer can also easily subscribe to proactive cargo-tracing notification and get the latest container event once it is occurred. This service provides a complementary service to the track a shipment functionality.

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

Sustainability and Focus on ESG

Through our core value of sustainability, and in accordance with our Code of Ethics, we aim to uphold and advance a set of principles regarding environmental, social and governance concerns, and with our supplier code of conduct we aim to withhold a strong, secure and responsible supply chain. Our goal is to work resolutely to eliminate corruption risks, promote fair employment and diversity among our teams and continuously reduce the environmental impact of our operations, both at sea and onshore. We have elected to enter into long-term charter transactions of LNG dual-fuel vessels to reduce pollutant emissions as a result of bunker consumption, and five of these vessels are also partly ready to be powered by ammonia in the event it will become a feasible “cleaner” fuel. As of December 31, 2025, we are members of the Move to -15°C Coalition, a coalition of industry participants intended to unite the industry in cutting GHG emissions ahead of the 2050 net zero goal while helping cold chain operators reduce costs through energy savings. In addition to actively working to reduce accidents and security risks in our operations, we also endeavour to eliminate corruption risks as a member of the Maritime AntiCorruption Network (“MACN”), with a vision of a maritime industry that enables fair trade. We invest efforts in preparing for future regulations and broadly map our environmental risks. We actively promote the preservation and protection of the marine environment and biodiversity. We also foster quality throughout the service chain, by selectively working with qualified partners to advance our business interests. Finally, we promote diversity among our teams, with a focus on developing high-quality training courses for all employees and an emphasis on creating an inclusive environment for all employees to succeed. Furthermore, we have published annual sustainability (ESG) reports since 2018, focusing, among others, on our environmental efforts and initiatives, best governance practices and diversity. As we continue to grow, sustainability remains a core value. We expect ESG regulation will intensify in the future.

Competition

We compete with a large number of global, regional and niche shipping companies to provide transport services to customers worldwide. In each of our key trades, we compete primarily with global shipping companies. The market is significantly concentrated with the top three carriers —MSC, Maersk and CMA-CGM — accounting for approximately 48% of global capacity, and the remaining carriers together contributing 52% of global capacity as of December 2025, according to Alphaliner. As of December 2025, we controlled approximately 2.1% of the global cargo shipping capacity and ranked 10th among shipping carriers globally in terms of TEU operated capacity, according to Alphaliner. See “Item 3.D – Risk factors – The container shipping industry is highly competitive, and competition may intensify even further, which could negatively affect our market position and financial performance.”

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

Protection and indemnity insurance

Protection and indemnity insurance is usually provided by protection and indemnity, or P&I, clubs, and covers third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

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

Environmental and other regulations in the shipping industry

Government regulations and laws significantly affect the ownership and operation of our vessels. We are subject to international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered relating to the protection of the environment. Such requirements are subject to ongoing developments and amendments and relate to, among other things, the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, such as sulfur oxides, nitrogen oxides and the use of low-sulfur fuel or shore power voltage, and the remediation of contamination and liability for damages to natural resources. These laws and regulations include the Oil Polution Act of 1990 (OPA 90), Comprehensive Environmental Response, Compensation and Liabilty Act (CERCLA) , the Clean Water Act (CWA), the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (CAA), and regulations adopted by the International Maritime Organization (IMO), including the International Convention for Prevention of Pollution from Ships (MARPOL), and the International Convention for Safety of Life at Sea (the SOLAS Convention), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with such requirements, where applicable, entails significant expense, including vessel modifications and implementation of certain operating procedures. If such costs are not covered by our insurance policies or if we cannot recover them from our customers, we could be exposed to high costs in respect of environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could suffer substantive harm to our operations and goodwill to the extent that environmental damages are caused by our operations. We instruct the crews of our vessels on environmental requirements and we operate in accordance with procedures that are intended to ensure compliance with such requirements. We also insure our activities, where effective for us to do so, in order to hedge our environmental risks.

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

International Maritime Organization

Our operated vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, the IMO has adopted MARPOL, the SOLAS Convention, and the International Convention on Load Lines of 1966 (the LL Convention). MARPOL establishes numerous environmental standards including those relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was introduced by the IMO in 1997 and new emissions standards, titled IMO-2020, and took effect on January 1, 2020. Annex VI was amended effective as of November 1, 2022 and requires vessels to improve their energy efficiency and GHG emissions.

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

Air Emissions

On October 27, 2016, the MEPC agreed to implement the IMO 2020 Regulations, including a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.5%) starting January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (IAPP) Certificates from their flag states that specify sulfur content. Additionally, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with scrubbers which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs, in particular those related to the purchase of compliant fuel oil. Annex VI also provides for the establishment of special areas known as Emission Control Areas, or ECAs, where more stringent controls on sulfur and nitrogen emissions apply. Since January 1, 2015, ships operating within an ECA have not been permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area, United States Caribbean area and the Mediterranean (including Israel). These and similar requirements, including new ECAs that may be approved in the future by the IMO or other new or more stringent air emission requirements adopted by the IMO or in the jurisdictions where we operate, could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations, which could be material.

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

In addition, in June 2021, the IMO adopted extensive new CO2 regulation applicable to existing ships, which became mandatory on January 1, 2023, and that comprises the following: (i) The Energy Efficiency Existing Ship Index (EEXI), which addresses the technical efficiency of ships, will enter into effect following the first annual, intermediate or renewal of Initial Air Pollution Prevention (IAPP) vessel survey after January 1, 2023, (ii) the Carbon Intensity Indicator (CII) rating scheme, also effective as of January 1, 2023, which addresses the operational efficiency of the vessel and imposes operational constraints on vessels with lower carbon‑efficiency ratings (especially on older-built ships) by directing an annual reduction in allowable carbon intensity of approximately 2% per year through 2026, with further tightening operational constrains, and (iii) the enhanced Ship Energy Efficiency Management Plan (SEEMP), which will require vessel operators to keep an energy efficiency management plan onboard.

We may incur costs to comply with this proposed regulation and other revised standards. Additional or new conventions and international, national or local laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial conditions.

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

Safe Recycling of Ships

The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (“HKC”) entered into force on June 26, 2025. The HKC establishes a global and legally binding framework governing the design, construction, operation and end-of-life recycling of ships, with strict obligations regarding hazardous materials management, recycling practices and certification requirements. The convention applies to all ships over 500 gross tons, even if their country flag did not ratify the HKC, so long as the vessel entered a port in a country that had ratified the HKC. These vessels must maintain a valid Inventory of Hazardous Materials (IHM) that identifies all hazardous materials on board, such as asbestos, PCB’s and ozone-depleting substances, their location and approximate quantities. The HKC also requires new vessels to have an International Certificate on IHM (ICIHM) upon delivery to owner and that existing vessels to obtain ICIHM no later than June 26, 2030, or earlier, if sent to recycling. A retiring vessel may be sent only to HKC-authorised recycling facilities after preparing a Ship Recycling Plan (SRP) in cooperation with the selected facility.

Failure of our vessels to comply with the HKC may lead to Port State Control detentions or other restrictions on terminal access. Improper recycling of our vessels or other IHM inaccuracies may lead to financial and regulatory liabilities.

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

The IMO has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on vessel owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of vessels over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of petroleum carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction in which the events or damages occur. Vessels are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. P&I Clubs in the International Group issue the required Bunker Convention’s “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force in accordance with the Bunker Convention. In jurisdictions such as the U.S., where the CLC or Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or strict liability.

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

GHG regulation

Currently, emissions of GHGs from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce GHG emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit GHG emissions from ships. The U.S. initially entered into the agreement, but in June 2017, President Donald Trump announced that the U.S. would withdraw from the Paris Agreement, which withdrawal became effective on November 4, 2020. On February 19, 2021, the U.S., under the Biden administration, officially rejoined the Paris Agreement and on January 20, 2025, President Trump signed an executive order to once again withdraw the U.S. from the agreement, effective in 2026.

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

Competition regulations

We have been, and continue to be, subject to investigations and party to legal proceedings relating to competition concerns. In recent years, a number of liner shipping companies, including us, have been the subject of antitrust investigations in the U.S., the EU and other jurisdictions into possible anti-competitive behavior. Furthermore,  over the past few years there has been an increased scrutiny by governments and regulators around the world, including the FMC in the U.S., and the ministry of transportation in China. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) signed into law in June 2022 required us and all other carriers to immediately implement certain requirements in detention and demurrage invoices, which if not included will eliminate any obligation of the charged party to pay the charge, including certifying that all detention and demurrage invoices are issued in compliance with the FMC’s Interpretive Rule on Detention and Demurrage of May 18, 2020. These requirements in detention and demurrage invoices may affect our ability to effectively collect these fees from our customers, heighten the risk of civil litigation and adversely affect our financial results. OSRA further mandates a series of rule-making projects by FMC, including: (i) defining prohibited practices by common carriers and other industry players when assessing detention and demurrage; (ii) defining what is an “unreasonable” refusal of cargo space, as well as unfair or unjustly discriminatory methods; (iii) defining what is “unreasonable refusal” to deal or negotiate with respect to vessel space, and (iv) authorizing the FMC to determine “essential terms” that are deemed by FMC necessary to be included in maritime shipping service. Subsequently, the FMC published in February 2023 a final rule that prohibits the collection of detention and demurrage from U.S. truckers and consignees on import, and in July 2024, published a final rule that defines when it is unreasonable for a carrier to deny cargo space accommodations when such space is available. In addition to the FMC rulemaking projects, other new legislation initiatives have been introduced in Congress, which, if passed, could further restrict our commercial position vis-à-vis supply chain providers and customers, create new regulatory (including environmental) requirements, as well as cancel or limit the applicable U.S. Shipping Act antitrust exemptions. Any new rule issued by the FMC addressing these topics or other legislative-related initiatives may have an adverse effect on our business and financial results, including on our ability to negotiate commercial terms with our customers in our favor and our ability to collect our fees in exchange for our services. If we are found to be in violation of the applicable regulation, we could be subject to various sanctions, including monetary sanctions. Legal proceedings have been initiated against us under the FMC’s interpretive Rule on Detention and Demurrage of May 18, 2020, See Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report. For additional information see “Item 3.D – Risk factors – Risks related to Regulation - The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.”

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

European Union and United Kingdom

Our operations involving the European Union are subject to EU competition rules, particularly Articles 101 and 102 of the Treaty on the Functioning of the European Union, as modified by the Treaty of Amsterdam and Lisbon. Article 101 generally prohibits and declares void any agreement or concerted actions among competitors that adversely affects competition. Article 102 prohibits the abuse of a dominant position held by one or more shipping companies. However, until April 2024, certain joint operation agreements in the shipping industry such as vessel sharing agreements and slot swap agreements were block exempted from certain prohibitions of Article 101 by Commission Regulation (EC) No 906/2009 as amended by Commission Regulation (EU) No 697/2014 and were in effect until they expired and not renewed (Consortia Block Exemption Regulation, or “CBER”). Following the expiry of the CBER, operational agreements remain legally permitted if they fall within the conditions of Article 101 of Treaty on the Functioning of the European Union and are subject to a self-assessment. A similar decision was taken by the United Kingdom’s Competition and Markets Authority (CMA) not to enact a UK block exemption that would have replaced the CBER following Brexit. Although we currently do not believe the non-renewal of the block exemptions regulation in the EU and UK will have a material impact on our operations as currently conducted, the non-renewal may increase our legal costs, increase legal uncertainty and delay the implementation of operational cooperation agreements between carriers, thus potentially limiting our ability to enter into cooperation arrangements with other carriers. In addition, the non-renewal or modification of the existing CBER adversely affected the review and renewal processes of similar block exemptions regulations in other jurisdictions, including Israel, and may contribute to the shortening of block exemption regulation effective periods in other jurisdictions. See Item 3.D “Risk factors – We are subject to competition and antitrust regulations in the countries where we operate, have been subject to antitrust investigations by competition authorities in the past and may be subject to antitrust investigations in the future. Moreover, we rely on applicable competition exemptions for operational agreement with other carriers, and the revocation of these exemptions could negatively affect our business.”

Israel

Our operations in Israel are subject to Israeli competition rules, primarily the Israeli Economic Competition Law, 1988, or the Israeli Competition Law, and the regulations and guidelines thereunder. Under the Israeli Competition Law certain arrangements, known as “restrictive arrangements”, such as non- compete and exclusivity clauses, as well as other arrangements that may be deemed to undermine competition, such as “most-favored-nation” clauses, may create concerns under Israeli competition law and as such may require specific exemptions or approvals, and in certain cases they may be subject to “block exemptions” which automatically apply in the relevant circumstances. Our arrangements (agreements) and operations in Israel are reviewed on an ongoing basis in order to address this concern. Our cooperation with competitors is subject to the Israeli industry wide block exemption with respect to operational arrangements involving international transportation at sea, issued in 2012, extended until October 2025 and then again until April 2026. Under this block exemption, sea carriers are permitted to enter into operational agreements such as VSAs, swap agreements or slot charter agreements, subject to the completion of a self-assessment confirming the satisfaction of the following conditions: (i) the restraints in the arrangement do not reduce competition in a considerable share of the market, or do not result in a substantial harm to competition in such market; (ii) the object of the arrangement is not the reduction or elimination of competition; and (iii) the arrangement does not include any restraints which are not necessary in order to fulfill its objectives. The Israeli Competition Authority recently published proposed rules for public consultation to extend the block exemption until April 2031 without the previously enacted safe harbor provision relating to market share thresholds. There is no assurance that the Israeli block exemption will be further extended at all or under similar terms, particularly considering that the CBER expired and the UK CMA decided not to replace the CBER with a similar UK block exemption following Brexit (see above – “Competition Regulation – European Union”).

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

Recent Developments

On February 16, 2026, we entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among the Company, Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany (“Parent”), and Norazia (Israel) Ltd., a company organized under the laws of the State of Israel and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub will merge with and into us (the “Merger”), and we will remain the surviving corporation in the Merger and a wholly owned subsidiary of Parent. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each of our outstanding ordinary share, of no par value, excluding the Special State Share (as defined in this Annual Report above), will be transferred to Parent in exchange for the right to receive $35.00 per share in cash, without interest (the “Merger Consideration”). For more information, see “Item 10.C – Material Contracts - Entry Into Agreement and Plan of Merger with Hapag-Lloyd AG”.

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

See also Note 5 of our audited consolidated financial statements for the year ended on December 31, 2025 of our audited consolidated financial statements for the year ended December 31, 2025, included elsewhere in this Annual Report.

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

As of December 31, 2025, we operated a global network of 56 weekly lines, calling over 300 ports delivering cargo to and from more than 90 countries. Our network is enhanced by cooperation agreements with other leading container liner companies and alliances, allowing us to maintain our independence while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Within our global network we offer tailored services, including land transportation and logistical services as well as specialized shipping solutions, including the transportation of out-of-gauge cargo, refrigerated cargo and dangerous and hazardous cargo. Our strong reputation and high-quality service offerings have drawn a loyal and diversified customer base. We have a highly diverse and global customer base of approximately 30,500 customers (on a non-consolidated basis) using our services, while, in 2025, our 10 largest customers represented approximately 12% of our freight revenues and our 50 largest customers represented approximately 27% of our freight revenues.

In the years ended December 31, 2025, 2024 and 2023, we carried 3,663 thousand, 3,751 thousand and 3,281 thousand TEUs for our customers worldwide, respectively. Additionally, in the years ended December 31, 2025, 2024 and 2023, our net income (loss) was $481.5 million, $2,153.8 million and $(2,687.9) million, respectively, and our Adjusted EBITDA was $2,170.9 million, $3,691.8 million and $1,049.3 million, respectively.

Our ordinary shares have been listed on the New York Stock Exchange under the symbol “ZIM” since January 28, 2021.

Factors affecting our results of operations

Our results of operations are affected, among others, by the following factors:

Factors affecting our income from voyages and related services

Market Volatility. The container shipping industry continues to be characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including the implications of the ongoing military conflicts between Israel and Hamas, U.S., Israel, Iran and Iranian-backed proxies, between Russia and Ukraine, the risk of economic events such as recession, or the continuing or possible escalation of trade restrictions between the U.S. and China). Following the peak levels reached during 2021 and the first quarter of 2022, freight rates have decreased in most trades throughout the remainder of the year 2022 and during 2023 as a result of reduced demand and increased capacity as well as the easing of both COVID-19 restrictions and congestion in ports, although some increases were demonstrated in certain trades towards the end of 2023, related to security concerns raised in the Red Sea. In 2024 average freight rates increased compared to 2023 due to several factors, including customer concerns of a long-term labor strike on the U.S. East Coast and new imposed tariffs on trade between the U.S. and China.  Container freight rates were generally lower than in 2024, indicating easing rates for much of the year, though volatility persisted due to ongoing political risks, including continues Red Sea crisis.

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

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, on January 1, 2025, the comprehensive Shanghai (Export) Containerized Freight Index (SCFI) started with 2,505 points, then dropped to 1,300 points on April 1, 2025, increased again to 2,000 points on June 1, 2025 and dropped back to 1,400 on December 31, 2025 Furthermore, rates within the charter market, through which we source most of our capacity, may also fluctuate significantly based upon changes in supply and demand for shipping services. During 2024, charter hire rates have increased as a result of the low numbers of vessels available for hire. Charter hire rates in 2025 have moderately increased with similar charter periods on average compared to 2024  In addition, according to Alphaliner, global container ship capacity is expected to increase by 3.7% in 2026, with deliveries of 1.4 million TEUs out of a vessel order book of 11.3 million TEU, while demand for shipping services is projected to increase only by 2.5%. Therefore, the increase in ship capacity is expected to continue to be higher than the increase in demand for container shipping.There are certain cargo types that require more expertise; for example, we charge a premium over the base freight rate for handling specialized cargo, such as refrigerated, liquid, over-dimensional, or hazardous cargo, which require more complex handling and more costly equipment and are generally subject to greater risk of damage. We believe that our commercial excellence and customer centric approach across our network of shipping agencies enable us to recognize and attract customers who seek to transport such specialized types of cargo, which are less commoditized services and more profitable. We  focus on growing the specialized cargo transportation portion of our business. We also charge a premium over the base freight rate for global land transportation services we provide. Further, from time to time we impose surcharges over the base freight rate, in part to minimize our exposure to certain market-related risks, such as fuel price adjustments and in response to GHG regulation such as ETS and FuelEU Maritime Regulations, increased insurance premiums in war zones, exchange rate fluctuations, terminal handling charges and extraordinary events, although usually these surcharges are not sufficient to recover all of our costs. Amounts received related to these adjustment surcharges are allocated to freight revenues.

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

For each service we operate, we measure the utilization of a vessel on the dominant leg, as well as on the counter-dominant leg by dividing the number of TEUs carried on a vessel by that vessel’s capacity. For example, some of our major trade routes, such as the Pacific and Cross Suez routes, are marked by significant trade imbalances, as the majority of goods are shipped from Asia for consumption in Europe and North America. We manage the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction using various methods, such as triangulating our land transportation activities and services. If we are unable to successfully match requirements for container capacity with available capacity in nearby locations, we may incur balancing costs to reposition our containers in other areas where there is demand for capacity. Cargo handling accounted for 47.1%, 44.6% and 43.0% of our operating expenses and cost of services for the years ended December 31, 2025, 2024 and 2023.

Bunker expenses. Bunker expenses, mainly comprised of fuel and marine LNG consumption, represent a significant portion of our operating expenses. As a result, changes in the price of bunker or in our bunker consumption patterns can have a significant effect on our results of operations. Bunker price has historically been volatile, can fluctuate significantly and is subject to many economic and political factors that are beyond our control. Bunker prices have decreased in 2023, following their increase in 2022, partially due to the military conflict between Russia and Ukraine. In an effort to reduce our bunker expenses, we have employed new procurement processes and tools aimed at reducing the prices at which we purchase our bunker from our suppliers. We also seek to control our costs by imposing surcharges over the base freight rate to minimize our exposure to changes in bunker costs, reviewing bunker prices in different markets and purchasing fuel for our vessels when such vessels are visiting bunkering ports that offer lower bunker price. We have entered into a sale and purchase agreement with Shell to supply LNG for our 15,000 TEU LNG dual fuel vessels, which have been delivered, and in September 2024 we entered into a Heads of Agreement (and thereafter entered into a definitive agreement in December 2024) with Shell to supply LNG to our operated 8,000-class TEU LNG vessels, deployed on the ZIM Ecommerce Baltimore Express (ZBX). We expect to rely on Shell and other LNG suppliers for the purchase and supply of LNG for the remaining LNG dual fuel fleet, including vessels to be further delivered. .Additionally, we may sometimes manage, part of our exposure to fuel price fluctuations by entering into hedging arrangements. For more information on the risks of bunker price fluctuations, see Item 3.D “Risk factors – Risks relating to operating our vessel fleet – Rising energy and bunker prices (including LNG) may have an adverse effect on our results of operations.” Our bunker consumption is affected by various factors, including the number of vessels being deployed, vessel size, pro forma speed, vessel efficiency, weight of the cargo being transported and sea state. We have implemented various optimization strategies designed to reduce bunker consumption, including operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing route optimization. Our bunker expenses accounted for 25.7%, 28.5% and 28.3% of our operating expenses and cost of services for the years ended December 31, 2025, 2024 and 2023, respectively.

Vessel charter portfolio. Most of our capacity is chartered in. As of December 31, 2025, we chartered-in 112 vessels, which accounted for approximately 86.4% of our TEU capacity and 87.5% of the vessels in our fleet. Of such vessels, all are under a “time charter”, which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee with the owner handling the crewing and technical operation of the vessel. Under these arrangements, both parties are committed for the charter period; however, vessels temporarily unavailable for service due to technical issues will qualify for relief from charges during such period (off hire). Further to the implementation of IFRS 16 (‘Leases’) on January 1, 2019, vessel charters with an expected term exceeding one year, are accounted through depreciation and interest expenses. Accordingly, the composition of our charter fleet in respect of expected term, affects the classification of our costs related to vessel charters. For strategic long-term charter agreements see “Item 4.B – Our vessel fleet – Strategic Chartering Agreements”.

We also purchase “slot charters,” which involve the purchase of slots on board of another shipping company’s vessel. Generally, these rates are based primarily on demand for capacity as well as the available supply of container ship capacity. As a result of macroeconomic conditions affecting trade flow between ports served by container shipping companies and economic conditions in the industries which use container shipping services, bareboat, time and slot charter rates can, and do, fluctuate significantly and are generally affected by similar factors that influence freight rates. Our results of operations may be affected by the composition of our general chartered-in vessels portfolio. Slots purchase and charter hire of vessels (other than those recognized as right-of-use-assets) accounted for 2.0%, 1.6% and 2.0%, of our operating expenses and cost of services for the years ended December 31, 2025, 2024 and 2023, respectively.

Port expenses (including canal fees). We pay port expenses, which are surcharges levied by a particular port and are applicable to a vessel and/or the cargo on board of a particular vessel, at each port of call along our various trade routes. Increases in port expenses increase our operating expenses and, if such increases are not reflected in the freight rate charged by us to our customers, may decrease our net income, margins and results of operations. We also pay canal fees, which are the transit fees levied by canals, such as the Panama Canal or the Suez Canal, in connection with a vessel’s passage and are generally correlated to the size of the vessel transporting the cargo. Larger vessels, notwithstanding their utilization in a given voyage and capacity of cargo, generally pay higher transit fees. An increase in transit fees, if not reflected in the freight rate charged by us to our customers, may decrease our net income, margins and results of operations. Our port (including canal) expenses accounted for 11.4%, 10.2% and 12.9% of our operating expenses and cost of services for the years ended December 31, 2025, 2024 and 2023, respectively.

Agents’ salaries and commissions. Our agents’ salaries and commissions reflect our costs related to agents’ services in connection with certain aspects of our shipping operations. Any increases in the salaries and commissions paid to agents for their services, would result in the corresponding increases to our operating expenses and cost of services. Agents’ salaries and commissions totaled $250.5 million, $251.7 million and $209.5 million for the years ended December 31, 2025, 2024 and 2023, respectively, accounting for 5.6% 5.6% and 5.4% of our operating expenses and cost of services for the years ended December 31, 2025, 2024 and 2023.

General and administrative expenses. Our general and administrative expenses include salaries and related expenses, office equipment and maintenance, depreciation and amortization, consulting and legal fees, advertising expenses and travel and vehicle expenses. General and administrative expenses totaled $336.3 million, $296.1 million and $280.7 million for the years ended December 31, 2025, 2024 and 2023, respectively, including $223.5 million, $211.2 million and $185.5 million of salaries and related expenses, respectively.

Personnel expenses, which comprise salaries, commissions and related expenses (including incentives) in both operating expenses and general and administrative expenses, totaled $523.6 million $496.8 million and $428.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Cost of voyages and related services

Cost of voyages and related services is comprised of: (i) operating expenses and costs of services, which mainly include expenses related to cargo handling, bunker and lubricants, port expenses, agents’ salaries and commissions, slots purchase and charter hire of vessels, costs of related services and sundry expenses, and (ii) depreciation expenses.

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

Depreciation

Depreciation mainly consists of depreciation of operating assets, primarily vessels and containers. We depreciate owned vessels and containers, as well as leased vessels and containers (right-of-use assets) expected to be owned by the end of the lease, using a straight-line method, on the basis of their respective estimated useful life, taking into account their residual scrap value. The useful life (for new builds) is usually estimated at 25 years for vessels and 13-15 years for containers. The remaining leased vessels and containers are depreciated using a straight-line method along the shorter of the lease term and the useful life of the vessel or container.

Other income (expenses), net

Other income (expenses), net ordinarily consists of capital gains and losses, net related to the disposal of containers and handling equipment, vessels and other assets, as well as net gains related to modifications and terminations of leases of vessels and containers.

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

Adjusted EBIT and Adjusted EBITDA

Adjusted EBIT is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets (or the reversal of which), non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairments of assets (or the reversal of which), non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

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

	Year Ended December 31,
	2025	2024	2023
	(in millions)
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBIT
Net income (loss)	$481.5	$2,153.8	$(2,687.9)
Financial expenses, net	357.5	322.3	304.5
Income taxes	177.0	51.2	(127.6)
Operating income (EBIT)	1,016.0	2,527.3	(2,511.0)
Non-cash charter hire expenses	0.0	0.0	0.2
Capital loss (gain), beyond the ordinary course of business(1)	(2.7)	(2.0)	20.0
Assets impairment loss (reversal)(2)	(137.0)	0.0	2,063.4
Expenses related to legal contingencies	8.5	24.0	5.0
Adjusted EBIT	$884.8	$2,549.3	$(422.4)
Adjusted EBIT margin(3)	12.8%	30.3%	(8.2)%

(1)	Related to disposal of assets, other than container and equipment (which are disposed on a recurring basis).

(2)	For further details, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

(3)	Represents Adjusted EBIT divided by Income from voyages and related services.

	Year Ended December 31,
	2025	2024	2023
	(in millions)
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA
Net income (loss)	$481.5	$2,153.8	$(2,687.9)
Financial expenses, net	357.5	322.3	304.5
Income taxes	177.0	51.2	(127.6)
Depreciation and amortization	1,286.1	1,142.5	1,471.8
EBITDA	2,302.1	3,669.8	(1,039.2)
Non-cash charter hire expenses	0.0	0.0	0.1
Capital loss (gain), beyond the ordinary course of business(1)	(2.7)	(2.0)	20.0
Assets Impairment loss (reversal)(2)	(137.0)	0.0	2,063.4
Expenses related to legal contingencies	8.5	24.0	5.0
Adjusted EBITDA	$2,170.9	$3,691.8	$1,049.3

(1)	Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

(2)	For further details, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

Results of operations

The following table sets forth our results of operations in U.S. million dollars and as a percentage of income from voyages and related services for the periods indicated:

	Year Ended December 31,
	2025		2024		2023
	(in millions)
Income from voyages and related services	$6,904.2	100%	$8,427.4	100%	$5,162.2	100%
Cost of voyages and related services:
Operating expenses and cost of services	(4,460.8)	(64.6)	(4,513.2)	(53.6)	(3,885.1)	(75.3)
Depreciation	1,259.5)	(18.2)	(1,130.2)	(13.4)	(1,449.8)	(28.1)
Impairment of assets	137.0	2.0			(2,034.9)	(39.4)
Gross profit	1,320.9	19.1	2,784.0	33.0	(2,207.6)	(42.8)
Other operating income (expenses), net	41.9	0.6	45.8	0.5	(14.9)	(0.3)
General and administrative expenses	(336.3)	(4.9)	(296.1)	(3.5)	(280.7)	(5.4)
Share of losses of associates	(10.5)	(0.2)	(6.4)	(0.1)	(7.8)	(0.2)
Results from operating activities	1,016.0	14.7	2,527.3	30.0	(2,511.0)	(48.6)
Finance expenses, net	(357.5)	(5.2)	(322.3)	(3.8)	(304.5)	(5.9)
Profit (loss) before income tax	658.5	9.5	2,205.0	(26.2)	(2,815.5)	(54.5)
Income taxes	(177.0)	(2.6)	(51.2)	(0.6)	127.6	(2.5)
Net income (loss)	$481.5	7.0%	$2,153.8	25.6%	$(2,687.9)	(52.1)%

Fiscal Year ended December 31, 2025, compared to fiscal year ended December 31, 2024

Income from voyages and related services

Income from voyages and related services for the year ended December 31, 2025 decreased by $1,523.2 million, or 18.1%, from $8,427.4 million for the year ended December 31, 2024, to $6,904.2 million for the year ended December 31, 2025, primarily driven by a decrease of $1,400 million in revenue from containerized cargo, as detailed in the table below mainly as a result of a decrease in average freight rates, as well as a decrease in TEUs carried.

The TEUs carried for the year ended December 31, 2025, decreased by 88 thousand TEUs, or 2.3%, from 3,751 thousand TEUs for the year ended December 31, 2024, to 3,663 thousand TEUs for the year ended December 31, 2025. This decrease was primarily driven by: (i) a change in the operated services in the Pacific Northwest sub-trade, the Intra‑Mediterranean sub‑trade and the Asia – Australia sub-trade, (ii) decreased utilization in the All Water sub-trade and the Cross Suez trade, (iii) more blank voyages in the Cross Atlantic sub-trade, Cross Suez trade, Asia – Australia sub-trade, and the All Water sub-trade, and (iv) a change in the structure of services in the All Water sub-trade.

The decreases were partially offset by: (i) a change in the operated services in the Pacific Southwest sub‑trade, (ii) a change in the structure of services in the Indian Sub-Continental sub-trade, the Pacific Southwest sub-trade and the North America – South America sub-trade, (iii) deployment of larger vessels in the Asia – Africa sub-trade and the Cross Suez trade, and (iv) increased utilization in the North America – South America sub-trade, the Asia – South America sub-trade and the Pacific Southwest sub-trade.

The average freight rate per TEU carried for the year ended December 31, 2025 decreased by $337, or 17.8%, from $1,888 for the year ended December 31, 2024 to $1,551 for the year ended December 31, 2025.

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

	TEUs carried			Average freight rate per TEU carried (USD)			Freight revenues from containerized cargo (USD millions)
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
Geographic trade zone	2025	2024	% Change	2025	2024	% Change	2025	2024	% Change

Pacific	1,577	1,604	(1.7)%	$1,852	$2,444	(24.2)%	$2,921.0	$3,920.1	(25.5)%
Cross-Suez	287	332	(13.6)%	$1,965	$2,607	(24.6)%	$563.9	$864.5	(34.8)%
Atlantic-Europe	495	555	(10.8)%	$1,343	$1,240	8.3%	$665.0	$687.8	(3.3)%
Intra-Asia	778	746	4.3%	$960	$1,022	(6.1)%	$747.1	$762.9	(2.1)%
Latin America	526	514	2.3%	$1,490	$1,646	(9.5)%	$784.0	$845.8	(7.3)%
Total	3,663	3,751	(2.3)%	$1,551	$1,888	(17.8)%	$5,681.0	$7,081.1	(19.8)%

TEUs carried in the Pacific geographic trade zone for the year ended December 31, 2025, decreased by 27 thousand, or 1.7%, from 1,604 thousand for the year ended December 31, 2024, to 1,577 thousand for the year ended December 31, 2024, primarily driven by a change in the operated services in the Pacific Northwest sub-trade. In addition, the All Water sub-trade experienced a decrease due to decreased utilization, more blank voyages, as well as a change in the structure of services. On the other hand, the above was partially offset by growth in the Pacific Southwest sub‑trade, mainly driven by a change in the operated services, as well as by increased utilization and a change in the structure of services.

The average freight rate per TEU carried in the Pacific geographic trade zone for the year ended December 31, 2025, decreased by $592 or 24.2%, from $2,444 for the year ended December 31, 2024 to $1,852 for the year ended December 31, 2025.

TEUs carried in the Cross-Suez geographic trade zone for the year ended December 31, 2025, decreased by 45 thousand, or 13.6%, from 332 thousand for the year ended December 31, 2024, to 287 thousand for the year ended December 31, 2025, primarily driven by more blank voyages and a decrease in utilization. On the other hand, the above was partially offset by the deployment of larger vessels. The average freight rate per TEU carried in the Cross-Suez geographic trade zone for the year ended December 31, 2025, decreased by $642, or 24.6%, from $2,607 for the year ended December 31, 2024 to $1,965 for the year ended December 31, 2025.

TEUs carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2025, decreased by 60 thousand, or 10.8%, from 555 thousand for the year ended December 31, 2024, to 495 thousand for the year ended December 31, 2025, primarily driven by a change in the operated services in the Intra‑Mediterranean sub‑trade. In addition, the Cross Atlantic sub-trade experienced a decrease due to more blank voyages. The average freight rate per TEU carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2025, increased by $103, or 8.3%, from $1,240 for the year ended December 31,2024 to $1,343 for the fiscal year ended December 31, 2025.

TEUs carried in the Intra-Asia geographic trade zone for the year ended December 31, 2025, increased by 32 thousand, or 4.3%, from 746 thousand for the year ended December 31, 2024, to 778 thousand for the year ended December 31, 2025, primarily driven by the deployment of larger vessels in the Asia – Africa sub-trade and by a change in the structure of the services in the Indian Sub-Continental sub-trade. On the other hand, the above was partially offset by more blank voyages and a change in the operated services in Asia – Australia sub-trade. The average freight rate per TEU carried in the Intra-Asia geographic trade zone for the year ending December 31, 2025 decreased by $62, or 6.1%, from $1,022 for the year ended December 31, 2024 to $960 for the year ended December 31, 2025.

TEUs carried in the Latin America geographic trade zone for the year ended December 31, 2025, increased by 12 thousand or 2.3%, from 514 thousand for the year ended December 31, 2024, to 526 thousand for the year ended December 31, 2025, primarily driven by increased utilization on the Asia – South America and the North America - South America sub-trades, along with a change in the structure of services in the North America – South America sub-trade. The average freight rate per TEU carried in the Latin America geographic trade zone for the year ended December 31, 2025, decreased by $156, or 9.5%, from $1,646 for the year ended December 31, 2024 to $1,490 for the year ended December 31, 2025.

Composition of gross profit

	Year Ended December 31,
	2025	2024	Change	% Change
	(in millions)
Income from voyages and related services	6,904.2	$8,427.4	$(1,523.2)	18.1% decrease
Cost of voyages and related services:
Operating expenses and cost of services	(4,460.8)	(4,513.2)	52.4)	1.2% decrease
Depreciation	(1,259.5)	(1,130.2)	(129.3)	11.4% increase
Impairment reversal of assets	137.0	-	137.0
Gross profit	1,320.9	$2,784.0)	$(1,463.1)	52.6% decrease

Cost of voyages and related services

Operating expenses and cost of services

Operating expenses and cost of services for the year ended December 31, 2025 decreased by $52.4 million, or 1.2%, from $4,513.2 million for the year ended December 31, 2024 to $4,460.8 million for the year ended December 31, 2025, primarily driven by (i) a decrease of $139.3 million (10.8%) in bunker and lubricants and (ii) a decrease of  $72.7 million (25.5%) in cost of related services and sundry, partially offset by (iii) an increase of $89.0 million (4.4%) in expenses related to cargo handling and (iv) an increase of $47.1 million (10.2%) in port expenses.

Depreciation for the year ended December 31, 2025 increased by $129.3 million, or 11.4%, from $1,130.2 million for the year ended December 31, 2024, to $1,259.5 million for the year ended December 31, 2025, primarily due to an increase in depreciation of vessel right-of-use assets.

In the year ended December 31, 2023 we recognized an impairment loss in a total amount of $2,063.4 million (mostly recorded in operating expenses and cost of services). In the year ended December 31, 2025 we recorded a partial reversal of this impairment loss, in a total amount of $ 137.0 million. For further information regarding our impairment analysis and detailed results, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

Gross profit (loss)

Gross profit for the year ended December 31, 2025 was $1,320.9 million compared to $2,784.0 million for the year ended December 31, 2024, a decrease of $1,463.1 million. The decrease was primarily driven by a decrease of $1,523.2 million in income from voyages and related services, partially offset by an impairment reversal of $137.0 million recorded in the year ended December 31, 2025.

Other operating income (expenses), net

Other operating income, net for the year ended December 31, 2025, was $41.9 million, compared to $45.8 million for the year ended December 31, 2024, a decrease of $3.9 million.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2025 increased by $40.2 million, or 13.6%, from $296.1 million for the year ended December 31, 2024 to $336.3 million for the year ended December 31, 2025, primarily driven by (i) an increase of $14.3 million in depreciation and amortization, (ii) an increase of $12.3 million in salaries and related expenses, (iii) an increase of $7.2 million in office equipment and (iv) an increase of $7.0 million in consulting and legal fees.

Net finance expenses, net

Finance expenses, net for the year ended December 31, 2025 were $357.5 million compared to $322.3 million for the year ended December 31, 2024, an increase of $35.2 million, or 10.9%. The increase was primarily driven by (i) an increase of $40.7 million related to net foreign currency exchange rate differences and (ii) an increase of $7.4 million related to interest expenses (mostly related to lease liabilities), partially offset by (iii) an increase of $11.7 million in Interest income.

Income taxes

Income taxes for the year ended December 31, 2025 amounted to an expense of $177.0 million, compared to an expense of $51.2 million for the year ended December 31, 2024, an increase of $125.8 million, primarily driven by utilization of carried forward tax losses and the accounting of deferred taxes.

Fiscal Year ended December 31, 2024, compared to fiscal year ended December 31, 2023

See - “Item 5. Operating and Financial Review and Prospects” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 12, 2025.

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

Our cash and cash equivalents amounted to $1,051.7 million, $1,314.7 million and $921.5 million as of December 31, 2025, 2024 and 2023, respectively.

In addition, our bank deposits and other investment instruments amounted to $1,750.2 million, $1,825.5 million and $1,755.4 million as of December 31, 2025, 2024 and 2023, respectively. See also Note 29(a) to our audited consolidated financial statements included elsewhere in this Annual Report in respect of the Company’s investment policy.

Working capital position

As of December 31, 2025, our current assets amounted to $2,630.6 million while current liabilities amounted to $2,134.1 million (including current maturities of lease liabilities and other financial liabilities), resulting in a working capital of $496.5 million. This working capital balance does not include investments in investments instruments which are presented as non-current assets due to their contractual maturity, but are available for any immediate liquidity needs. We believe that our current cash and cash equivalents, along with our investments in bank deposits and other investment instruments, and our operating cash flows will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the 12 months following the date of this Annual Report and to make the required principal and interest payments on our indebtedness (mostly comprised of lease liabilities).

Cash flows

The following is a summary of the cash flows by activity for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Net cash generated from operating activities	$2,299.5	$3,752.7	$1,020.0
Net cash generated from (used in) investing activities	$(133.3)	$(223.2)	$1,776.5
Net cash used in financing activities	$(2,433.3)	$(3,131.4)	$(2,892.9)

Fiscal Year ended December 31, 2025, compared to fiscal year ended December 31, 2024

Net cash generated from operating activities

Our cash flow from operating activities is generated primarily from containerized cargo transportation services, less our payments for operating expenses and costs of services, including expenses related to cargo handling, bunker and lubricants, slots purchase and charter hire of vessels, agents’ salaries and commissions, port expenses, costs of related services and general and administrative expenses. We use our cash flows generated from operating activities to support working capital and capital expenditure (including right-of-use assets) for current and future operations, as well as to service our debt (mostly comprised of lease liabilities). Our business has historically been seasonal in nature. Recently, seasonality factors have not been as apparent as they have been in the past. During past periods of seasonality, our income from voyages and related services in the first and second quarters have historically declined as compared to the third and fourth quarters. As trends that affect the shipping industry have changed rapidly in recent years, it remains difficult to predict these trends and the extent to which seasonality will be a factor impacting our results of operations in the future.

For the year ended December 31, 2025, net cash generated from operating activities decreased by $1,453.2 million, or 38.7%, from $3,752.7 million for the year ended December 31, 2024 to $2,299.5 million for the year ended December 31, 2025. The decrease in cash generated from operating activities was primarily driven by a decrease of $1,535.8 million in profit before income taxes, excluded of net finance expenses and non-cash items.

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

For the year ended December 31, 2025, net cash used in investing activities was $133.3 million compared to $223.2 million for the year ended December 31, 2024, a decrease of $89.9 million. The decrease was primarily driven by a decrease of $113.9 million in cash used in respect of other investments (mainly bank deposits).

Net cash used in financing activities

Our financing activities are ordinarily comprised of principal and interest payments in respect of lease liabilities and borrowings, dividend distributions and change in short-term loans.

For the year ended December 31, 2025, net cash used in financing activities was $2,433.3 million compared to $3,131.4 million for the year ended December 31, 2024, a decrease of $698.1 million, primarily driven by a decrease of $643.0 million in repayment of lease liabilities and borrowings.

Fiscal Year ended December 31, 2024, compared to fiscal year ended December 31, 2023

For a comparison of our cash flows for the fiscal years ended December 31, 2024 and 2023, see “Item 5. Operating and Financial Review and Prospects – Liquidity and capital resources – Cash flows” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 12, 2025.

Debt and other financing arrangements

Total outstanding indebtedness as of December 31, 2025, consisted of $4,587.1 million in long-term debt and $1,139.4 million in current maturities of long-term debt and short-term debt. Long-term debt is mainly comprised of lease liabilities, related to vessels and equipment.

The Company is required to comply with a certain minimum liquidity requirement, as well as with other non-financial covenants which are customary in financial arrangements. As of December 31, 2025, the Company is in compliance with its covenants, as the Company’s liquidity, as defined in the related agreements, amounted to $ 2.8 billion (compared to the minimum liquidity required of $250 million).

As of December 31, 2025 and 2024, our total outstanding debt was $5,726.6 million and $6,015.7 million, respectively. The decrease of $289.1 million during the year ended December 31, 2025 was primarily driven by a net decrease of $274.2 million in lease liabilities. The increase of $1,018.1 million during the year ended December 31, 2024 was primarily driven by a net increase of $1,033.5 million in lease liabilities.

The weighted average interest rate paid per annum as of December 31, 2025, under all of our indebtedness was 7.8%.

Type of debt	Original currency	Fixed / Variable	Effective interest (1)		Year of maturity	Face value	Carrying amount
	(in millions)
Financial Debt:
Other long term loans	U.S. dollars	Variable	6.7	%(2)	2026 – 2030	46.5	46.5
Short-term credit from banks	U.S. dollars	Variable	4.8%		2026	32.0	32.0
Total						$78.5	$78.5
Lease liabilities	Mainly U.S. dollars	Fixed	7.8	%(2)	2026– 2030	$5,648.1	$5,648.1
Total						$5,726.6	$5,726.6

(1)
The effective interest rate is the rate that discounts estimated future cash payments or receipts through the contractual life of the financial instrument to the net carrying amount of the financial instrument and does not necessarily reflect the contractual interest rate.

(2)	Based on weighted average.

Vessel leases liabilities

We are engaged in multiple lease arrangements for vessels, supporting our operating activities, including leases that provide an option to extend the lease term or to obtain ownership of the vessel at the end of the lease term.

Container leases liabilities

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

As of December 31, 2025 and 2024, no amounts were withdrawn under this facility. In October 2024, the factoring agreement with Bank Hapoalim was further renewed for an additional period of three years, ending October 2027.

Capital expenditures

During the years ended December 31, 2025, 2024, and 2023, our capital expenditures were $217.7 million, $214.1 million and $115.7 million, respectively. Such expenditures, which do not include additions of leased assets, were mainly related to investments in equipment and vessels, as well as in our information systems. Our projected capital expenditures for the next 12 months are aimed to support our ongoing operational needs. We believe our current cash and cash equivalents and our investments in bank deposits and other investment instruments, as well as, our operating cash flows will be sufficient to fund our operations for at least the next 12 months.

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

Trend information

For a description of the factors affecting our results of operations see “– Factors affecting our income from voyages and related services.” According to Drewry Container Forecaster (Drewry) as of December 2025, container shipping demand has shown remarkable resilience in the face of significant challenges, amid the ongoing Red Sea crisis, unprecedented tariffs and various supply chain disruptions. For the full year 2025, it is now projected at 5.5% year-on-year growth at container shipping demand with a total of approximately 985 million TEU (including inland transportation), well above early year forecasts. The growth was driven by multiple factors that include economic drivers such as GDP growth, containerization and industrial production, as well as other non-economic drivers such as geopolitics, consumer preferences and demographic changes. Container shipping demand correlates closely with global economic growth. As global growth slows, shipping demand is likely to soften. Drewry expects 2025 to be the peak year for container throughput growth and anticipates growth moderating to 1.8% in 2026. Thereafter, growth is projected at 2.7% through 2029.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position
Executive officers
Eli Glickman	64	Chief Executive Officer and President
Xavier Destriau	53	Chief Financial Officer
Noam Nativ	55	EVP General Counsel and Company Secretary
David Arbel	66	EVP Chief Operations Officer
Arik Elimelech	57	EVP Human Resources & Organization
Eyal Ben-Amram	63	EVP Chief Information Officer
Saar Dotan	56	EVP Countries and Business Development
Assaf Tiran	50	EVP Cross Suez and Atlantic Business Unit
Abdallah Metanes	46	VP Intra Asia Trade Business Unit
Nissim Yochai	67	EVP ZIM USA President & Latin America Business Unit
Hani Kalinski	53	EVP Pacific Business Unit
Directors
Yair Seroussi(2)	70	Chairman of the Board
Yoram Turbowicz	67	Director
Liat Tennenholtz(1)(2)	41	Director
Nir Epstein(1)	56	Director
Anita Odedra(1)(2)	55	Director
Birger Johannes Meyer-Gloeckner	48	Director
Yair Avidan(1)	66	Director
William (Bill) Shaul(1)(2)	64	Director
Ran Gritzerstein (2)	63	Director
Ron Hadassi (1)	61	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

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

Yoram Turbowicz has served as a member of the Board of Directors since November 19, 2025. Mr. Turbowicz has served in various senior regulatory, management and board positions in the Israeli market during the past three decades. Mr. Turbowicz served, among other positions, as the General Director of the Israeli Competition Authority between 1992-1997, as Deputy CEO and CEO of Discount Investment Corporation between 1997-2001, as Chief of Staff in the Israeli Prime Minister’s office between 2006-2008, as Chairman of the board of Azorim between 2008-2012, of Delek Energy between 2010-2012, and more recently as Chairman of Discount Investment Corporation and Property and Building Corporation, and board member at Cellecom between 2020-2021. Mr. Turbowicz holds an LLB from the Hebrew University Law School in Jerusalem, and LLM and JSD from Harvard Law School.

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

Anita Odedra has served as our member of the Board of Directors since October 2023. Dr. Odedra has over 30 years of experience in the natural gas and shipping industry. Dr. Odedra currently serves as a director at Amphitrite Limited. Simultaneously, Dr. Odedra serves as an independent non-executive director at Navigator Gas. Prior roles include Executive Vice President, LNG Marketing for Tellurian Inc., Executive Vice President, Commercial at Angelicoussis Shipping Group Limited and VP, Global Shipping at BG Group. Dr. Odedra holds a Bachelor of Science degree in Geology from Imperial College, University of London and has a Ph.D. in Rock Physics from University College London and the Earthquake Research Institute of the University of Tokyo.

Birger Johannes Meyer-Gloeckner has served as a member of our Board of Directors since July 2014. He has served in various senior management positions at the CONTI Group and has served as Managing Director of CONTI HOLDING GmbH & Co. KG since 2017. Mr. Meyer-Gloeckner holds a degree in economics from Ernst- Moritz-Arndt University in Greifswald, Germany.

Yair Avidan has served as a member of the Board of Directors since November 19, 2025. Mr. Avidan has served in various senior regulatory, management and board positions in the Israeli market, primarily in the financial services sector, for more than thirty years. Most notably, Mr. Avidan served as the Supervisor of Banks and a member of the management of Bank Israel between 2020-2023, and in various senior management position in Israel Discount Bank between 1998-2019. Current directorship positions of Mr. Avidan include Bank Hapoalim and Modi’in Energy, as well as various leadership positions in non-profit organizations. Mr. Avidan holds a bachelor’s degree in statistics and economics, MBA in finance and accounting, and master’s degree in leadership and administration of education, all from Tel Aviv University.

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

Ran Gritzerstein has served as a member of the Board of Directors since January 2026. He is the founder and CEO of Titra Ltd., a cinema and audiovisual services/equipment company. He also serves as an external director and chairman of the compensation committee at Sure-tech Investments LLC and previously served as a member of the board and chairman of the strategic committee of Qualitau Inc. Prior to that, Mr. Gritzerstein served in a number of managerial positions, including as chief operating officer of the Israeli activity of Scrabble Entertainment Ltd. and founder and CEO of Cinepost Ltd. Mr. Gritzerstein holds a bachelor’s degree in Mechanical Engineering from the City University of New York.

Ron Hadassi has served as a member of the Board of Directors since January 2026. He serves as the owner and Managing Director of Ligia Hadassi Management and Investments Ltd., a family-owned company providing management and investment services, a lecturer in banking and finance at the Hebrew University and the School of Economics at the College of Management and a lecturer in the Director Certification Course at The Hebrew University. Mr. Hadassi has served in various directorship positions and currently serves as an external director at each of Pacific- oak, The Zarasai Group Ltd. and Schnib Paper Industries Ltd. and as a director in various other companies, including Carmel Corp. Ltd., Carmel Wineries, Barkat Real Estate Financing and QauliTau Ltd. Mr. Hadassi also serves as Chairman of the board of Elbit Imaging Ltd. And as CEO and Chairman of Medical Technologies Ltd.. Mr. Hadassi holds a bachelor’s degree in Economics, Political Science, and Law and an M.B.A., each from Tel Aviv University. Mr. Hadassi is also a licensed attorney in Israel.

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

Nissim Yochai has served as EVP LATAM BU and ZIM U.S. president since October 2022, based in Norfolk, VA, USA. He served as our Executive Vice President of Transpacific Trade since March 2016 until October 1, 2022, and was based in our regional office in Hong Kong. He joined us in 2011 with a long record of senior managerial experience in shipping and logistics. Prior to serving in this position, Mr. Yochai served as our Vice President of Global Sales from February 2015 to March 2016 and as Vice President of Corporate Customer Relationships from December 2011 to January 2015. Before joining us, Mr. Yochai served as Managing Director of Aviv Shigur Ltd, a courier services company, and as General Manager of Fridenson Air and Ocean LTD. Mr. Yochai worked for DHL Express in a variety of commercial roles, including Commercial Manager for Southeast Europe based in Vienna and Europe Sales Performance Manager based in Brussels, among others. Mr. Yochai holds a B.A. in business and economics from Bar Ilan University in Israel and a master’s degree in business administration from New York Institute of Technology in New York.

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

Compensation of officers and directors

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2025 was $15.6 million. This amount includes share-based compensation of $1.8 million and $1.0 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to directors and officers, and other benefits commonly reimbursed or paid by companies in our industry.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to U.S. domestic companies to disclose the compensation of certain executive officers on an individual, rather than an aggregate, basis. Nevertheless, regulations promulgated under the Companies Law requires us to disclose the annual compensation of our five most highly compensated directors and officers on an individual, rather than on an aggregate, basis. This disclosure will not be as extensive as that required of a U.S. domestic company. So long as our ordinary shares continue to be traded on the NYSE, we intend to continue providing such disclosure, at the latest, in the proxy statement for our next annual meeting of shareholders, which will be furnished under cover of a Form 6-K.

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

In August 2023, the compensation committee and the Board of Directors approved grants to three of our officers in a total of 80,868 share options under our Incentive Plan at an exercise price of $13.84 per share, reflecting the average closing price of our ordinary shares on the NYSE during the 30 days that ended on August 16, 2023. 25% of these options vest upon their first anniversary of the grant date, and thereafter 6.25% of the options vest every three months over an additional three-year period, such that 100% of the options vest upon the fourth anniversary of their date of grant. The options are exercisable for a term of five years (subject to vesting terms and conditions).

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

Nine of our ten directors are independent under NYSE rules, thus, we comply with the rule of the NYSE that a majority of our directors be independent within one year following the listing of our shares on NYSE. Birger Johannes Meyer-Gloeckner is not independent.

Under our articles of association, as amended in our shareholders’ meeting convened in July 2022, our Board of Directors must consist of at least seven and not more than eleven directors, including at least two external directors to the extent required to be appointed under the Companies Law and regulations promulgated under that law. Our Board of Directors consists of ten directors. Each director will hold office until the next annual general meeting of our shareholders, unless the director is removed by a majority vote of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

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

Director independence

Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board of Directors has determined that each of Yair Seroussi, Nir Epstein, Anita Odedra, William (Bill) Shaul Yoram Turbowitz, Yair Avidan, Ran Gritzerstein Ron Hadassi and Liat Tennenholtz do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that as of the date hereof, each of these directors is “independent” as that term is defined in the rules of the NYSE. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in Item 8.A “Related Party Transactions.”

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

Audit committee

Under the Companies Law, the Board of Directors of a public company must appoint an audit committee that will comply with certain composition requirements, subject to the possibility of a company to opt out of certain Companies Law requirements under certain circumstances, as we have. Accordingly, our audit committee consists of Nir Epstein, Liat Tennenholtz, Anita Odedra, Yair Avidan, Ron Hadassi (both Yair Avidan and Ron Hadassi joined in February 2026) and William (Bill) Shaul, each of whom meets the requirements for independence under the rules of the NYSE and the applicable rules and regulations of the SEC. Each member of our audit committee also meets the financial literacy requirements in the NYSE rules and the applicable rules and regulations of the SEC. In addition, our Board of Directors has determined that each of Nir Epstein and William (Bill) Shaul is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things:

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

Compensation committee

Under the Companies Law, the Board of Directors of a public company must appoint a compensation committee. The Companies Law provides composition requirements applicable to a compensation committee, unless a company elects to opt-out of certain Companies Law requirements, under certain circumstances, as we have. Our compensation committee consists of Bill Shaul, Yair Seroussi Liat Tennenholtz, Anita Odedra and Ran Gritzerstein (Ran Gritzerstein joined in February 2026) each of whom meets the requirements for independence under the NYSE rules and the applicable rules and regulations of the SEC.

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

As described below, our shareholders approved a compensation policy, which was later amended by our shareholders in May 2022 and October 2023. The compensation policy expired in January 2026.

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

Our compensation policy

In January 2026 our then-current compensation policy expired. In our last annual general meeting of shareholders held on January 2, 2026, our shareholders did not approve our proposed new compensation policy, whose terms were substantially similar to those of the then-current compensation policy. As a result, our Compensation Committee and Board of Directors approved certain changes to the proposed compensation policy, and we intend to submit the revised compensation policy to the approval of our shareholders. We are allowed to continue to pay the same compensation to our current directors and officers, however, in the absence of a compensation policy in place any changes to the current compensation, or a new compensation package, will generally require shareholder approval by a Special Majority for Compensation.

Our proposed compensation policy is designed to promote retention and motivation of directors and officers, incentivize superior individual excellence, align the interests of our directors and officers with our long-term performance, and provide a risk management tool. To that end, a portion of a director’s and officer’s compensation package is targeted to reflect our short and long-term goals, as well as individual performance. On the other hand, our compensation policy includes measures designed to reduce the director’s and officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of a director or officer, and minimum vesting periods for equity-based compensation.

Our proposed compensation policy also addresses our directors’ and officers’ individual characteristics (such as his or her respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our directors and officers and considers the internal ratios between compensation of our directors or officers and between directors and officers and other employees. Pursuant to our compensation policy, the compensation that may be granted to a director or officer may include: base salary, benefits, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements), equity-based compensation, and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the officer’s base salary.

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

The equity-based compensation under our proposed compensation policy is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of our officers in the long term. Our compensation policy provides for officers’ compensation in the form of share options or other equity- based awards, such as restricted shares and restricted share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to officers shall be subject to vesting periods in order to promote long-term retention of the awarded officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role, and the personal responsibilities of the officer.

In addition, our proposed compensation policy allows us under certain conditions to recover bonuses, bonus compensation or performance-based equity compensation paid in excess, and allows us to exculpate, indemnify, and insure our directors and officers to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our Board of Directors in accordance with the amounts set forth therein.

Our shareholders approved on October 11, 2023, following the recommendations of our compensation committee and approval of the Board of Directors, a clawback policy, compliant with Section 10D of the Exchange Act and the listing standards of the New York Stock Exchange, which replaced the former clawback provisions included in the compensation policy as required by the Companies Law. In March 2026 our Board of Directors approved the same clawback policy. The new clawback policy allows us, under certain conditions, to recoup erroneously awarded compensation stemming from restatement in our financial statements.

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

Crew and shore employees

As of December 31, 2025, we had 345 seagoing staff serving on our vessels (including 283 contract workers), 4,714 full time shore employees (not including 2,071 contract workers), with 821 located in Israel, 576 in the United States, 1,095 in China and 2,348 across more than 90 other countries. The following table shows a breakdown of our full-time shore employees by category of activity as of the dates indicated:

	Year ended December 31
	2025	2024	2023

Operational, administrative, and other	3,506	3,629	3,572
Sales and marketing	953	952	941
Information technology	255	269	265
Total	4,714	4,850	4,778

Approximately 89% of our employees in Israel work under collective bargaining agreements. Extension orders issued by the Israeli Ministry of Labor, Welfare and Social Services apply to us and affect matters such as cost of living adjustments to salaries, number of working hours, recuperation pay, travel expenses, and pension rights. See “Risk factors — Labor shortages or disruptions could have an adverse effect on our business and reputation”. We have experienced labor-related work stoppages or strikes in February 2026 following the entering into a Merger Agreement with Hapag-Lloyd AG, and management is engaged in negotiations with our unionized employees. See “Item 3D. Risk Factors – Our management and employees may have interest that may be different from, or in addition to, the interest of our shareholders”.

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

In addition, certain of our full time Israeli shore employees are called upon for military service duty, and are obligated to perform military service duty in times of war (particularly after the war in Israel since October 7, 2023), or at least several days of annual military reserve duty each year until they reach the age qualifying them for an exemption (generally 40 for men who are not officers or do not have specified military professions, although recently the government published a possible plan to extend military reserve duty to the age of 46).

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2026, by all of our executive officers and directors as a group, based upon the 120,465,908 ordinary shares outstanding as of such date, which represents our entire issued and outstanding share capital as of such date. As of March 1, 2026, no person or entity known by us owned or beneficially owned 5% or more of our outstanding ordinary shares.

To our knowledge, as of March 1, 2026, we had 9 shareholders of record in the United States holding approximately 99.9% of our outstanding ordinary shares. All of our ordinary shares have the same voting rights.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 1, 2026, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of beneficial Owner	Ordinary Shares Owned	Percentage of Ordinary Shares	Special State Share	Percentage of Special State Share owned
Principal Shareholders
State of Israel(1)			1	100%
Executive Officers and Directors
Eli Glickman	1,613,189	1.3%
Xavier Destriau	*	*
David Arbel	*	*
Arik Elimelech	*	*
Eyal Ben-Amram	*	*
Saar Dotan	*	*
Abdallah Metanes	*	*
Noam Nativ	*	*
Nissim Yochai	*	*
Assaf Tiran	*	*
Hani Kalinski	*	*
Yair Seroussi	*	*
Yoram Torbowicz	*	*
Nir Epstein	*	*
Anita Odedra	—	—
Birger Johannes Meyer-Gloeckner	*	*
Yair Avidan	—	—
William (Bill) Shaul	*	*
Liat Tennenholtz	*	*
Ran Gritzerstein	*	*
Ron Hadassi	*	*

* Less than 1%.

(1)	For a description of the different voting rights held by the holder of the Special State Share, see “Item 6.E – Share ownership - The Special State Share.”

B.	Related party transactions

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

Vessels chartered-in from interested and related parties

We have been chartering in vessels from corporations affiliated with Kenon (and its controlling shareholders), who until December 2024 was our largest shareholder (but which no longer owns any shares as of December 31, 2024). Yair Caspi and Yoav Sebba, who served on our Board of Directors until November 2025, also serve as either employees, officers or directors in Kenon or in other entities affiliated with Kenon. In addition, Barak Cohen, who resigned from his position as our Board member on December 5, 2024, also serves as a director of Kenon. All charters of vessels from entities affiliated with Kenon were approved as non-extraordinary transactions within the meaning of such term in the Companies Law (i.e., transactions conducted in the ordinary course of business, on market terms and which do not have a material impact on our assets, liabilities or profits). The aggregate amount paid in connection with these charters during the years ended December 31, 2025, 2024 and 2023 was $54.2 million, $129.9 million and $42.7 million, respectively. For information on the long-term charter of three 8,000-class TEU LNG dual fuel vessels from a company affiliated to Kenon in January 2022, please see “Item 4.B – Business – Our vessels – Strategic Chartering Agreements”. During such time that Kenon was a related party, the charter of vessels from corporations affiliated with Kenon and/or its controlling shareholders was subject to our internal procedures for the approval of non-extraordinary transactions for the charter of vessels described below.

We have been chartering in vessels from corporations affiliated with the Conti Group. Birger Johannes Meyer-Gloeckner, who serves as a director on our Board of Directors, also serves as a Senior Executive Manager of the Conti Group. All such charters that were approved following the appointment of Mr. Meyer- Gloeckner to our Board of Directors, were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. The aggregate amount paid in connection with these charters during the year ended December 31, 2025, 2024 and 2023 was $24.7 million, $49.7 million and $46.9 million, respectively.

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

On December 26, 2024, Kenon, our largest shareholder at that time, which held 20.7% of our outstanding ordinary shares and voting power as of December 31, 2023, announced that it had sold all of its holdings of our ordinary shares. As a result, Kenon is no longer deemed a Controlling Shareholder under the Procedure. Despite Kenon no longer being our shareholder, until November 2025 transactions between us and Kenon or its affiliates required special corporate approvals, since two of our former directors, Yair Caspi and Yoav Sebba, serve as senior executive positions at entities affiliated with Kenon.

Transportation of containers

We provide services for the transportation of containers to ICL Group, which is a corporation affiliated with Kenon and/or its controlling shareholder, who was our largest shareholder until December 2024. Two of our former Board members, Mr. Yoav Sebba and Mr. Yair Caspi, also serve as officers in companies affiliated with Kenon. We also provide services for the transportation of containers to the Oil Refineries Ltd. (Bazan) Group, which was affiliated with Kenon, but according to Bazan’s public filings, ceased to be an affiliate of Kenon as of February 2023.

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

Due to the fact that the Companies Law restricts the approval of controlling shareholder transactions for a term of up to three years, subject to certain exceptions, and in light of the fact that Kenon held less than 25% of our voting rights at such time, our Board approved, following the approval of our audit committee, a framework resolution for the transportation of containers of the ICL Group, as an extraordinary transaction in which certain directors of the Company may have a personal interest commencing on January 1, 2024, for a one-year period, and then renewed on January 1, 2025 for an additional one-year period.

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

Since Kenon is no longer an interested party, we have not adopted a similar Board of Directors resolution for 2026.

The aggregate amount received in connection with these services during the years ended December 31, 2025, 2024 and 2023 (including from the Bazan Group, during the relative portion of 2023) amount to less than 0.5% of our revenues.

Other shipping related services

We provide from time to time certain services to corporations affiliated with Kenon (which ceased to be an interested party of the Company in November 2025 following the resignation of Yoav Sebba and Yair Caspi from our Board of Directors) and/or its controlling shareholders, including among other things, certain insurance agency services provided by our subsidiary, Ramon International Insurance Brokers Limited, container, repair, maintenance and sale services via our subsidiary, Gal Marine Ltd., certain port services (including husbanding services) to the XT Group in Sri Lanka via our agency located in Sri Lanka and certain electronic equipment, via our subsidiary, Alhoutyam Ltd. In addition, we receive certain land-based transport services from Israel Railways Ltd., who works with a number of logistics vendors, one of which is ICL. Kenon was our largest shareholder until December 2024, and two of our former Board members, Yair Caspi and Yoav Sebba, served as office holders in entities affiliated with Kenon until November 2025. We work with all of these vendors from time to time, allocating our containers between the vendors based on their commissions and the quantities allocated to us. All the above-mentioned transactions were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. In the aggregate, the above-mentioned services received constitute less than 0.1% of our revenues and our operating expenses, during each of the years ended December 31, 2025, 2024 and 2023. Since Kenon is no longer a related party, we have not adopted similar Board of Directors resolutions for 2026.

Transactions with Matrix IT Ltd.

We have engaged for several years and continue to engage from time to time and in the ordinary course of business in transactions with Matrix IT Ltd. and its subsidiaries, or Matrix, for the receipt of various IT services, including purchase of computer hardware equipment, IT manpower services, software purchase, maintenance services and other statements of work and project services from Matrix and/or parties who work with Matrix as their vendor. We additionally engage, from time to time and on an ad-hoc basis, in specific engagements with Matrix for the receipt of IT related services for one-off, special projects. Our director, Ms. Liat Tennenholtz, is a senior officer in Matrix, making such transactions from the date of her appointment interested party transactions under the Companies Law. All such transactions are not considered by us to be material and are approved in accordance with the Companies Law and our internal procedures. In the aggregate, the above-mentioned services received constitute less than 0.5% of our revenues and our operating expenses, during the years ended December 31, 2025 and 2024.

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

Relationship with Kenon, our former major shareholder

Kenon does not own our ordinary shares since December 2024. However, prior to March 2022, Kenon’s ownership of our shares exceeded 24% of our share and voting capital, and as such, was subject to the terms and conditions of the Special State Share, which limited Kenon’s ability to transfer its equity interest in us to third parties. The holder of our Special State Share granted a permit, or the Permit, to Kenon and Mr. Idan Ofer, individually and collectively referred to in this paragraph as a “Permitted Holder” of our ordinary shares. Pursuant to the terms of the Permit, the Permitted Holders may hold 24% or more of the means of control of us (but no more than 35% of the means of control of us), and only to the extent that this does not grant the Permitted Holders control in us. The Permit further stipulates that it does not limit the Permitted Holder from distributing or transferring our ordinary shares. However, the terms of the Permit provide that the transfer of the means of control of us is limited in instances where the recipient is required to obtain the consent of the holder of our Special State Share, or is required to notify the holder of our Special State Share of its holding of our ordinary shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the Permit provide that, if Idan Ofer’s holding interest in Kenon, directly or indirectly, falls below 36% or if Idan Ofer ceases to be the sole controlling shareholder of Kenon, then the shares held by Kenon will not grant Kenon any right in respect of its ordinary shares that would otherwise be granted to an ordinary shareholder holding more than 24% of our ordinary shares (even if Kenon holds a greater percentage of our ordinary shares), until or unless the State of Israel provides its consent, or does not object to, such decrease in holding interest or control in Kenon. “Control”, for the purposes of the Permit, shall bear the meaning ascribed to it in the Permit with respect to certain provisions. Additionally, the State of Israel is entitled to revoke Kenon’s permit if there was a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or us. According to the Permit, the obligations of the Permitted Holder under the Permit apply only for as long as the Permitted Holder holds more than 24% of our shares. Currently, the Permitted Holder does not hold any of our ordinary shares. We are not aware of whether the State of Israel considers the Permit to be still in effect following Kenon’s disposal of our shares.

Rights of appointment

Our current Board of Directors consists of ten directors. Currently serving directors will continue to serve pursuant to their appointment until the next annual meeting of shareholders, unless their office is earlier vacated upon removal by a majority vote of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association. We are not a party to, and are not aware of, any voting agreements among our shareholders.

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

In connection with the Merger Agreement with Hapag-Lloyd AG, during the period between the signing of the Merger Agreement and until the closing of the Merger Agreement we will not distribute any dividends other than in accordance with our dividend policy and subject to applicable law.

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

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution (the “Profit Test”), or we may distribute dividends that do not meet such criteria with court approval. In each case, we are only permitted to distribute a dividend if our Board of Directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, which is referred to as the Solvency Test. Pursuant to regulations promulgated under the Companies Law, Israeli companies listed on certain non-Israeli stock exchanges, including the NYSE, may make a distribution, including by way of a share repurchase program (buy-back) if the company does not meet the Profit Test, without seeking the approval of the court, subject to the following conditions: (i) the company meets the Solvency Test; and (ii) the company provides a notice to certain creditors of its intention to make a distribution by way of a share repurchase program without meeting the Profit Test and no such creditor submits an objection within 30 days of the notice (otherwise, court approval would be required for such distribution in accordance with the requirements of the Companies Law).

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

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2025.

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

Entry Into Agreement and Plan of Merger with Hapag-Lloyd AG

On February 16, 2026, we entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany (“Parent”), and Norazia (Israel) Ltd., a company organized under the laws of the State of Israel and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub will merge with and into us (the “Merger”), and we will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent.

In accordance with the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each of our ordinary share, of no par value, excluding the Special State Share (as defined below), issued and outstanding immediately prior to the Effective Time (a “Company Share”), other than Converted Shares and Deemed Cancelled Shares (each as defined in the Merger Agreement), will automatically be converted into the right to receive $35.00 per share in cash, without interest (the “Merger Consideration”).

The Merger Agreement provides that, at the Effective Time:

•
Each option to purchase Company Shares granted under Company’s 2018 Share Option Plan and the Company’s 2020 Share Incentive Plan, in each case, as amended or amended and restated (each, a “Company Option”), that is outstanding and unexercised, whether vested or unvested, will be cancelled, and the holders thereof will be entitled to receive the Merger Consideration applicable to the Company Shares covered by such Company Option net of the exercise price (as determined in accordance with the formula in the Merger Agreement), less applicable tax withholdings.

•	Each Company Option with a per share exercise price that is equal to or greater than the Merger Consideration will be cancelled for no consideration

The completion of the Merger is subject to certain conditions, including, among others: (i) the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of a simple majority of the voting power of Company Shares represented at a Shareholders Meeting (as defined below) and voting thereon (the “Company Shareholder Approval”); (ii) the Special State Share Approval (as described below); (iii) the receipt of required regulatory approvals under applicable competition and foreign investment laws; (iv) the accuracy of the parties’ respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (v) compliance by the parties with their respective covenants in the Merger Agreement in all material respects; (vi) the absence of any law or order restraining, enjoining, or otherwise prohibiting or making illegal the consummation of the Merger; (vii) the lapse of at least 50 days after the filing of a merger proposal with the Companies Registrar of the Israeli Corporations Authority and at least 30 days after obtaining the Company Shareholder Approval (the “Statutory Waiting Period”); (viii) the delivery by the Company and Parent of their respective customary closing certificates; (ix) the absence of (A) any legal proceeding pending by a governmental authority that would reasonably be expected to result in a Burdensome Condition (as defined in the Merger Agreement) or (B) any condition, objection, order, injunction, decree, judgment or ruling imposing a Burdensome Condition and (x) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) having occurred on or after the date of the Merger Agreement. The completion of the Merger is not subject to any financing condition.

The State of Israel holds a special state share of the Company (the “Special State Share”), which, among other things, requires (a) we remain incorporated and registered in the State of Israel with our headquarters and principal office domiciled in Israel, (b) to maintain a minimal fleet of 11 seaworthy vessels that are fully owned by us, at least three of which must be capable of carrying general cargo, (c) at least a majority of our board of directors, including the chairperson, to be Israeli citizens, (d) the chief executive officer of the Company to be an Israeli citizen, and (e) prior written consent from the State of Israel for any transfer or issuance of shares that confers possession of 35% or more of the Company’s issued share capital, or that provides control over the Company. In connection with the Merger Agreement, Parent entered into a binding memorandum of understanding with FIMI Opportunity 7, L.P. and FIMI Israel Opportunity 7, Limited Partnership (together, “FIMI”), pursuant to which Parent and FIMI have agreed to use their respective reasonable best efforts to obtain the approval to consummate the transactions contemplated under the Merger Agreement, including the Merger and the Special State Share Release (as defined below), by the State of Israel pursuant to the Special State Share (the “Special State Share Approval”) and to consummate the Special State Share Assumption (as defined below). Pursuant to the Merger Agreement, Parent has agreed to use reasonable best efforts to obtain an irrevocable and perpetual release of the Company from all rights and obligations relating to the Special State Share (the “Special State Share Release”), which may be obtained pursuant to a transaction (the “Special State Share Assumption”) in which Parent causes at least 11 qualifying vessels to be sold or transferred to FIMI (or another qualifying Israeli partner), and such Israeli partner enters into a binding assumption agreement with the State of Israel pursuant to which it assumes the rights and obligations of the Special State Share effective as of the closing of the Merger.

If the Merger is completed, our ordinary shares will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The Merger Agreement and the consummation of the transactions contemplated thereby (collectively, the “Transactions”) have been unanimously approved by each of our board of directors, Parent’s board of management and supervisory board and Merger Sub’s board of directors.  Our board of directors has also resolved to recommend to the Company’s shareholders to approve the Merger Agreement and the Transactions, including the Merger.

The Merger Agreement contains customary representations, warranties and covenants made by each of us, Parent and Merger Sub, including, among others, covenants by the Company and Parent regarding the conduct of their respective businesses during the pendency of the Transactions, public disclosures and other matters.

The Merger Agreement contains customary non-solicitation restrictions prohibiting us, our subsidiaries and their respective representatives from soliciting alternative acquisition proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions relating to unsolicited acquisition proposals that our board of directors determines in good faith after consultation with its financial advisors and outside counsel constitutes, or would reasonably be likely to lead to, a Superior Proposal (as defined in the Merger Agreement) and that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law.

In addition, the parties have agreed to use reasonable best efforts to consummate the Transactions as promptly as reasonably practicable, including taking all actions necessary to obtain the regulatory approvals necessary to complete the Transactions, subject to certain limitations as set forth in the Merger Agreement.

We and Parent may each terminate the Merger Agreement under certain specified circumstances, including, among others, (i) if the Merger is not consummated by February 17, 2027, subject to an extension to June 30, 2027, in order to obtain required regulatory approvals (such applicable date, the “Outside Date”), (ii) if the Company Shareholder Approval is not obtained at the Company Shareholders Meeting to approve the Merger Agreement, and (iii) if, in the case of the Parent, our board of directors effects a change of recommendation with respect to the Transactions or, in the case of the Company, the Company terminates the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal. In certain circumstances in connection with the termination of the Merger Agreement, including if Parent terminates the Merger Agreement because our board of directors effects a change of recommendation, we terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, or we enter into or consummates an alternative acquisition transaction within 18 months of the termination of the agreement under certain circumstances as a result of reaching the Outside Date, failure to receive the Company Shareholder Approval or a breach of our obligations, we would be required to pay Parent a termination fee of $150,000,000 in cash. Additionally, if the Merger Agreement is terminated under certain specified circumstances related to the failure to obtain required regulatory approvals (excluding the Special State Share Approval and other Israeli regulatory laws other than the Israeli Economic Competition Law 5748-1988), Parent would be required to pay us a termination fee of $160,000,000 in cash.

We will provide to our shareholders a proxy statement describing the Merger, the Merger Agreement, procedures for voting in person or by proxy at an extraordinary general meeting of our shareholders (the “Company Shareholders Meeting”) and various other details related to this Shareholders Meeting, and will schedule, publish notice of, and convene the Company Shareholders Meeting as soon as reasonably practicable after the date of the Merger Agreement in accordance with applicable law, our organizational documents and the Merger Agreement. If the Merger is approved at the Company Shareholders Meeting, Israeli law mandates passage of the Statutory Waiting Period before the Merger can become effective.

A copy of the Merger Agreement is filed as Exhibit 10.1 to this Annual Report.

Letter of Agreements by a shareholder activist group

In connection with a proxy contest (see Item 3D. "Risk Factors" - Risks related to our operations in Israel - Our business could be negatively affected as a result of actions of activist shareholders and/or class action filings, which could impact the trading value of our securities"), the legal counsel who represented a certain shareholder group, or the "Group" sent a letter of agreements, or the "Letter", to our Board of Directors on December 16, 2025, detailing the understandings between the Company and the Group. Pursuant to the Letter, among other things, the Board of Directors approved on December 16, 2025, an updated notice of the Company's annual general meeting of shareholders increasing the number of directors to be elected to 10 (instead of 8), adding Messrs. Ron Hadassi and Ran Gritzerstein to the board-recommended slate, and removing Dr. Keren Bar-Hava as a director nominee. Dr. Bar-Hava will instead be appointed as a board observer (with no voting rights), subject to signing customary confidentiality undertakings, with director-level compensation, invitations to all meetings, and access to the same information as directors. Messrs. Hadassi and Gritzerstein attended Board of Directors' meetings as observers until the convening of the annual general meeting. Dr. Bar-Hava withdrew her candidacy and consent to serve as director, and the shareholder group withdrew its position statement. Following the Annual General Meeting adjourned on January 2, 2026, Messrs. Ron Hadassi and Ran Gritzerstein were appointed as directors in our Company and Dr. Bar-Hava was appointed as a director observer. A copy of the Letter of Agreements is filed as Exhibit 10.2 to this Annual Report.

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

Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, including together with others, at least 10% of any of the “Means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2026). The foregoing tax rates will not apply to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.

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

Surtax. Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income including, but not limited to, income derived from dividends, interest and capital gains, exceeding a certain threshold (currently NIS 721,560 for years 2024 through 2027, amount which will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index) (the “Threshold Amount”). An additional 2% tax applies to “capital income” earned as of January 1, 2025 (including capital gains, dividends, and interest) exceeding the Threshold Amount.

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

U.S. Holders

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

This discussion assumes that we are not, and will not, become a passive foreign investment company (a “PFIC”) as described below.

Taxation of Distributions

Distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. Dividends will constitute qualified dividend income if the ordinary shares with respect to which such dividends are paid are readily tradable on an established securities market in the U.S., and we are not a PFIC in the year in which the dividend is paid (or the prior taxable year). We do not believe we were or will become a PFIC and our ordinary shares are traded on the NYSE. Though our ordinary shares are currently listed on the NYSE, there can be no assurances that we will remain listed on the NYSE or that our ordinary shares will remain readily tradable on an established securities market in the future nor that (as described under "--Passive Foreign Company Investment Rules" below) we will not be a PFIC for any future taxable year. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

As described in “Taxation—Israeli tax considerations” above, gains realized on the sale or other disposition of our ordinary shares may be subject to Israeli taxes. Subject to certain exceptions, Treasury regulations generally preclude U.S. taxpayers from claiming a foreign tax credit with respect to any non-U.S. tax imposed on gains from dispositions of shares held as capital assets, unless the tax is creditable under an applicable income tax treaty. Therefore, a U.S. Holder generally will not be entitled to claim a foreign tax credit for any Israeli taxes imposed on gains from dispositions of our shares, unless they are eligible for the benefits of the Treaty and elect to apply the Treaty benefits to their gains. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct the Israeli taxes in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their tax advisers regarding eligibility for the benefits of the Treaty and the creditability or deductibility of any Israeli tax on disposition gains in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025 and we do not expect to become one in the foreseeable future. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

If a U.S. Holder owns our ordinary shares during any year in which we were a PFIC, the U.S. Holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

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

A Non-U.S. Holders who are engaged in a trade or business in the United States who receive payments with respect to our ordinary shares that are effectively connected with such trade or business should consult their own tax advisers with respect to the U.S. tax consequences of the ownership and disposition of our ordinary shares. Individuals who are present in the United States for 183 days or more in any taxable year should also consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of our ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8.

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

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we will not be subject to the proxy rules of the Exchange Act. In accordance with these statutory requirements, we will file or furnish reports and other information with the SEC. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.	Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During fiscal year 2025, most of our revenues and most of our operating expenses were denominated in U.S. dollar or linked to the U.S. dollar. See also Note 29 to our audited consolidated financial statements included elsewhere in this Annual Report, in respect of currency risk.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 14 – Material modifications to the rights of security holders and use of proceeds” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 12, 2025.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2025, ZIM Integrated Shipping Services Ltd., including the Company’s Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of ZIM’s disclosure controls and procedures. ZIM’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to ZIM’s management to allow timely decisions regarding required disclosures.

Based on this evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2025, ZIM’s disclosure controls and procedures are effective for recording, processing, summarizing and reporting the information the Company is required to disclose in the reports it files under the Exchange Act within the time periods specified in the SEC’s rules and forms.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2025.

C.	Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Somekh Chaikin (a member firm of KPMG International), has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2025. The report of Somekh Chaikin is included with our consolidated financial statements included elsewhere in this annual report.

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

ITEM 16. [Reserved]

ITEM 16A. Audit committee financial expert

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two, and that each of Yair Seroussi, Nir Epstein, Anita Odedra, William (Bill) Shaul, and Liat Tennenholtz satisfy this requirement, and are independent. For more information see “Item 6.C – Board practices – Board of directors.”

ITEM 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, executive officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a code of ethics as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics can be found on our website at www.zim.com. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction (e) to such Item 16B.

ITEM 16C. Principal Accountant Fees and Services

Somekh Chaikin, a member firm of KPMG International, located in Haifa, Israel, PCAOB ID 1057, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2025 and 2024.

Amounts billed by KPMG International member firms for audit and other services were as follows:

	2025	2024
	(in thousands of U.S. $)
Audit fees (1)	2,155	1,963
Audit-related fees (2)	197	205
Tax fees (3)	606	353
All other fees	62	0
Total	3,020	2,521

(1)
Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are normally provided by an auditor for statutory or regulatory filings, such as consents and review of documents filed with the SEC.

(2)
Audit-related fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2025 and 2024, that are traditionally performed by an auditor and are reasonably related to the performance of the audit and are not reported under audit fees.

(3)	Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2025 and 2024, for tax compliance, tax advice, and tax planning.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

We have adopted an insider trading policy. Our inside trading policy as amended governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that we believe are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and NYSE listing standards. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. Cybersecurity

Risk management and Strategy

Our business operations rely upon secure information technology systems for data processing, storage and reporting. As a global shipping company and an Israeli-based company, we face heightened risks of cyber-attacks, and we remain potentially vulnerable to known or unknown threats, which are constantly evolving. Although to date we have not experienced any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition, there can be no guarantee that we will not experience such an incident in the future. Any future cybersecurity breach, whether as a result of malicious, political, competitive or other motives, may result in operational disruptions, heavy costs, information misappropriation or breach of privacy laws, including the European Union’s General Data Protection Regulation, the Israeli applicable privacy law and regulations and other applicable regulations, which could result in reputational damage and have a material adverse effect on our business, financial condition and results of operation. Increasing regulation regarding responses to cybersecurity incidents, including reporting and disclosure regulation, could subject us to additional liability and reputational harm.

At ZIM, cybersecurity risk management is an integral part of our overall enterprise risk management program. We are committed to maintaining a cybersecurity work plan and procedures that implement processes to assess, identify and manage cybersecurity risks on a periodic and ongoing basis, aligned with applicable industry standards and reviewed periodically. We are certified as compliant with ISO 27001 in Israel (information security management standard) and ISO 27701(extension to the information security management standard). Our work procedures include, among others, periodic risk assessments and implementation, periodic tests, periodic employee security awareness trainings (including annual company-wide cybersecurity emergency drills), and a third-party data security risk management plan. The third-party data security risk management plan includes due diligence procedures and the application of minimum-security requirements during their engagement with us; this plan helps us to analyse controls and monitor and mitigate cybersecurity risks associated with our third-party engagements. Additionally, we employ a dedicated 24/7 security operating center supervised by our Chief Information Security Officer (CISO) to monitor and respond to suspected cybersecurity threats.

Governance

We employ top-tier professionals with extensive experience managing cybersecurity threats headed by our CISO, who reports to the CEO and management, and who works in collaboration with our Chief Information Officer (CIO). Our CIO also has extensive prior work experience with the CISO, and CIO’s teams are responsible to implement all necessary measures for the cybersecurity protection. We also engage with reputable third-party consultants, advisors and vendors who review our overall data security and have helped us refine our cybersecurity-related work procedures, periodic risk assessments and trainings.

In addition, cybersecurity reports are also submitted by our CIO and our management to our Board of Directors, which is responsible for the oversight of cybersecurity risks, several times during a year. These reports include status reports as well as proposals regarding the cybersecurity budget and insurance policy. Our Board of Directors and management are responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

For more information about these risks, please see “Risk factors – General risk factors” in this annual report on Form 20-F.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-72 to this annual report.

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
10.1
Agreement and Plan of Merger, signed on February 16, 2026, by and among Hapag-Lloyd AG, Norazia (Israel) Ltd. and the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on February 17, 2026).

10.2	*
Letter of Agreements Regarding the Appointment of New Office Holders at the Annual and Extraordinary General Meeting of the Company, dated December 16, 2025 (unofficial translation from Hebrew to English)

11.1	*	Insider Trading Policy, as amended on March 8, 2026
12.1	*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2	**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Somekh Chaikin, a member firm of KPMG International
101
The following materials from our Annual Report on Form 20-F for the year ended December 31, 2025 formatted in iXBRL (Inline Extensible Business Reporting Language) are furnished herewith: (i) the Reports of Independent Registered Public Accounting Firms, (ii) the consolidated statements of financial position, (iii) the consolidated income statements, (iv) the consolidated statements of comprehensive loss, (v) the consolidated statements of changes in equity, (vi) the consolidated statements of cash flows, and (vii) the notes to consolidated financial statements, tagged as blocks of text and in detail.

104
The cover page from ZIM Integrated Shipping Services Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2025 formatted in iXBRL (Inline eXtensible Business Reporting Language) and contained in Exhibit 101.

*	Filed herewith
**	Furnished

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Eli Glickman
	Name:	Eli Glickman
	Title:	President and Chief Executive Officer

Date: March 9, 2026

ZIM INTEGRATED
SHIPPING SERVICES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

ZIM INTEGRATED SHIPPING SERVICES LTD.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
ZIM Integrated Shipping Services Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ZIM Integrated Shipping Services Ltd. and subsidiaries (“the Company”) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, “the consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Impairment assessment of non-financial assets

As discussed in Note 4 to the consolidated financial statements, at each reporting date the Company reviews the carrying amount of its operating assets and assesses them for impairment, or impairment reversal, when indications exist. At December 31, 2025, the Company’s non-financial assets included vessels and containers and handling equipment amounting to $5,801.7 million and $1,102.1 million, respectively. As discussed in Note 7 to the consolidated financial statements, as of December 31, 2025, the impairment test for the container shipping services cash generating unit (CGU) resulted in a partial reversal amounting to $137.0 million of the previously recognized impairment loss. The Company estimated the recoverable amount of its CGUs on the basis of value-in-use, using the discounted cash flow method.

We identified the evaluation of the impairment, or impairment reversal, assessment of non-financial assets as a critical audit matter. Subjective and challenging auditor judgment was required to assess the estimated value-in-use of the container shipping services CGU as of December 31, 2025. Subjective auditor judgment was required to evaluate certain key assumptions, including the discount rate, projected freight rates, and carried volume assumptions, used to determine the recoverable amount of the Company’s container shipping services CGU, due to the degree of uncertainty related to these assumptions. Additionally, the audit effort associated with evaluating the discount rate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls relating to the impairment assessment of non-financial assets. This included controls related to the determination of the discount rate, projected freight rates, and carried volume assumptions used in valuation of the container shipping services CGU at December 31, 2025. To evaluate the key assumptions related to the estimated recoverable value of the container shipping services CGU as of December 31, 2025, we compared the projected freight rates to analysts projected rates and trends from external sources. We assessed the reasonableness of the carried volume assumptions by comparing them to the Company’s business plans presented to the board of directors and available industry trends. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by comparing the Company’s discount rate to a range of discount rates independently developed using inputs from publicly available information. We also evaluated the changes in market conditions and projected freight rates by comparing to analysts projected rates and trends from external sources.

/s/ Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2004.

Haifa, Israel
March 8, 2026

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			December 31
			2025	2024
	Note		US $ in millions
Assets
Vessels	5		5,801.7	5,733.0
Containers and handling equipment	5		1,102.1	1,013.3
Other tangible assets	5		137.8	97.7
Intangible assets	6		109.4	109.8
Investments in associates			28.6	25.4
Other investments	10		1,051.7	1,080.9
Other receivables			137.0	61.0
Deferred tax assets	25(c	)	9.2	7.5
Total non-current assets			8,377.5	8,128.6

Inventories			167.8	212.2
Trade and other receivables	9		676.0	933.6
Other investments	10		735.1	800.4
Cash and cash equivalents	11		1,051.7	1,314.7
Total current assets			2,630.6	3,260.9
Total assets			11,008.1	11,389.5

Equity
Share capital and reserves	12		2,051.4	2,032.7
Retained earnings			1,969.5	2,004.2
Equity attributable to owners of the Company			4,020.9	4,036.9
Non-controlling interests			4.7	5.8
Total equity			4,025.6	4,042.7

Liabilities
Lease liabilities	8(b	)	4,551.6	4,600.6
Loans and other liabilities	13		47.2	59.9
Employee benefits	14		63.4	47.5
Deferred tax liabilities	25(c	)	186.2	27.6
Total non-current liabilities			4,848.4	4,735.6

Trade and other payables	15		636.4	736.2
Provisions	16		118.4	96.6
Contract liabilities			239.9	408.9
Lease liabilities	8(b	)	1,096.5	1,321.7
Loans and other liabilities	13		42.9	47.8
Total current liabilities			2,134.1	2,611.2
Total liabilities			6,982.5	7,346.8

Total equity and liabilities			11,008.1	11,389.5

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board	President & Chief	Chief Financial Officer
of Directors	Executive Officer

Date of approval of the Financial Statements: March 8, 2026
The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED INCOME STATEMENTS

			Year ended December 31
			2025	2024	2023
	Note		US $ in millions

Income from voyages and related services	17		6,904.2	8,427.4	5,162.2
Cost of voyages and related services:
Operating expenses and cost of services	18		(4,460.8)	(4,513.2)	(3,885.1)
Depreciation	23		(1,259.5)	(1,130.2)	(1,449.8)
Impairment reversal (loss) of assets	7		137.0		(2,034.9)
Gross profit (loss)			1,320.9	2,784.0	(2,207.6)

Other operating income	19		43.4	46.6	14.4
Other operating expenses	20		(1.5)	(0.8)	(29.3)
General and administrative expenses	21		(336.3)	(296.1)	(280.7)
Share of loss of associates			(10.5)	(6.4)	(7.8)

Results from operating activities			1,016.0	2,527.3	(2,511.0)

Finance income	24(a	)	133.1	149.2	142.2
Finance expenses	24(b	)	(490.6)	(471.5)	(446.7)

Net finance expenses			(357.5)	(322.3)	(304.5)

Profit (loss) before income taxes			658.5	2,205.0	(2,815.5)

Income taxes	25		(177.0)	(51.2)	127.6

Profit (loss) for the year			481.5	2,153.8	(2,687.9)

Attributable to:
Owners of the Company			479.2	2,147.7	(2,695.6)
Non-controlling interests			2.3	6.1	7.7
Profit (loss) for the year			481.5	2,153.8	(2,687.9)

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	12(d	)	3.98	17.84	(22.42)
Diluted earnings (loss) per 1 ordinary share	12(d	)	3.98	17.82	(22.42)

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31
	2025	2024	2023
	US $ in millions

Profit (loss) for the year	481.5	2,153.8	(2,687.9)

Other components of comprehensive income:

Items of other comprehensive income that were
or will be reclassified to profit or loss

Foreign currency translation differences for foreign operations	2.2	(2.4)	(9.1)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, net of tax	11.9	7.6	4.4

Net change in fair value of investments in debt instruments at fair value through other comprehensive income that was transferred to profit or loss	(1.0)	0.7	13.6

Items of other comprehensive income that would never be reclassified to profit or loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	1.6	(0.1)	1.5

Defined benefit pension plans actuarial gains (losses), net of tax	1.6	(1.7)	0.1

Other comprehensive income for the year, net of tax	16.3	4.1	10.5

Total comprehensive income for the year	497.8	2,157.9	(2,677.4)

Attributable to:

Owners of the Company	495.1	2,151.3	(2,683.3)
Non-controlling interests	2.7	6.6	5.9

Total comprehensive income for the year	497.8	2,157.9	(2,677.4)

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total Equity

	US $ in millions
Balance at January 1, 2025	927.3	1,151.3	(45.9)	2,004.2	4,036.9	5.8	4,042.7
Profit for the year				479.2	479.2	2.3	481.5
Other comprehensive income for the year, net of tax		12.3	1.9	1.7	15.9	0.4	16.3
Exercise of options	0.3	(0.3)
Share-based compensation		4.5			4.5		4.5
Dividend to owners of the Company				(515.6)	(515.6)		(515.6)
Dividend to non- controlling interests in subsidiaries						(3.8)	(3.8)
Balance at December 31, 2025	927.6	1,167.8	(44.0)	1,969.5	4,020.9	4.7	4,025.6

Balance at January 1, 2024	926.6	1,133.7	(42.8)	437.2	2,454.7	3.3	2,458.0
Profit for the year				2,147.7	2,147.7	6.1	2,153.8
Other comprehensive income for the year, net of tax		8.2	(3.1)	(1.5)	3.6	0.5	4.1
Exercise of options	0.7	(0.7)
Share-based compensation		10.0			10.0		10.0
Dividend to owners of the Company				(579.2)	(579.2)		(579.2)
Acquisition of non- controlling interest in a subsidiary		0.1			0.1	(0.1)
Dividend to non- controlling interests in subsidiaries						(4.0)	(4.0)
Balance at December 31, 2024	927.3	1,151.3	(45.9)	2,004.2	4,036.9	5.8	4,042.7

Balance at January 1, 2023	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9
Loss for the year				(2,695.6)	(2,695.6)	7.7	(2,687.9)
Other comprehensive income for the year, net of tax		19.5	(7.3)	0.1	12.3	(1.8)	10.5
Exercise of options	0.7	(0.7)
Share-based compensation		17.6			17.6		17.6
Dividend to owners of the Company				(769.2)	(769.2)		(769.2)
Dividend to non- controlling interests in subsidiaries						(8.9)	(8.9)
Balance at December 31, 2023	926.6	1,133.7	(42.8)	437.2	2,454.7	3.3	2,458.0

(*)
Include reserves related to share-based compensation, changes in fair value of investment instruments and transactions with an interested party in prior periods.
The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31
		2025	2024	2023
	Note	US $ in millions

Cash flows from operating activities
Profit (loss) for the year		481.5	2,153.8	(2,687.9)

Adjustments for:
Depreciation and amortization	23	1,286.1	1,142.5	1,471.8
Impairment loss (reversal)	7	(137.0)		2,063.4
Net finance expenses		357.5	342.4	304.5
Share of losses and change in fair value of investees		5.6	6.4	6.5
Capital gains, net	19	(37.6)	(43.9)	(10.9)
Income taxes	25	177.0	51.2	(127.6)
Other non-cash items		(0.1)	10.9	18.9
		2,133.0	3,663.3	1,038.7

Change in inventories		44.4	(32.9)	11.4
Change in trade and other receivables		262.3	(352.9)	242.7
Change in trade and other payables including contract liabilities		(267.1)	357.8	(95.1)
Change in provisions and employee benefits		35.6	35.4	15.9
		75.2	7.4	174.9

Dividends received from associates		1.9	3.1	2.3
Interest received		113.7	97.3	133.8
Income taxes paid		(24.3)	(18.4)	(329.7)

Net cash generated from operating activities		2,299.5	3,752.7	1,020.0

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and
interest in investees		36.6	18.7	27.4
Acquisition and capitalized expenditures of tangible assets,
intangible assets and interest in investees		(217.7)	(214.1)	(115.7)
Disposal (acquisition) of investment instruments, net		148.6	85.8	(138.2)
Loans granted to investees, net		(8.1)	(6.1)	(5.4)
Change in other receivables, net		(67.5)	31.6	3.2
Change in other investments (mainly deposits), net		(25.2)	(139.1)	2,005.2
Net cash generated from (used in) investing activities		(133.3)	(223.2)	1,776.5

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended December 31
			2025	2024	2023
	Note		US $ in millions

Cash flows from financing activities
Repayment of lease liabilities and borrowings	13(d	)	(1,439.6)	(2,082.6)	(1,713.1)
Change in short-term loans					(21.0)
Interest paid			(474.3)	(465.6)	(380.7)
Dividend paid to owners of the company			(515.6)	(579.2)	(769.2)
Dividend paid to non-controlling interests			(3.8)	(4.0)	(8.9)
Net cash used in financing activities			(2,433.3)	(3,131.4)	(2,892.9)

Net change in cash and cash equivalents			(267.1)	398.1	(96.4)
Cash and cash equivalents at beginning of the year			1,314.7	921.5	1,022.1
Effect of exchange rate fluctuation on cash held			4.1	(4.9)	(4.2)
Cash and cash equivalents at the end of the year	11		1,051.7	1,314.7	921.5

The accompanying Notes are an integral part of these consolidated Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity

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

Entry Into Agreement and Plan of Merger

On February 16, 2026, the Company entered into an Agreement and Plan of Merger, by and among the Company, Hapag-Lloyd AG, a shipping company incorporated under the laws of Germany (“Parent”), and Norazia (Israel) Ltd., a company organized under the laws of the State of Israel and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. In connection with the Merger Agreement, Parent entered into a binding memorandum of understanding with FIMI Opportunity 7, L.P. and FIMI Israel Opportunity 7, Limited Partnership (together, “FIMI”), pursuant to which certain activities and related assets will be transferred to a new entity established by FIMI, that would assume the responsibilities related to the Special State Share, subject to the approval of the State of Israel (see also Note 12(b)).

The completion of the Merger is subject to certain conditions, including, among others, the approval of the Merger Agreement and the Merger at the Company Shareholders Meeting, obtaining the approval in connection with the Special State Share, and other regulatory approvals required.

Upon the completion of the merger, if completed, each issued and outstanding ordinary share of the Company, excluding the Special State Share, will automatically be converted into the right to receive $35.00 per share in cash, without interest (the “Merger Consideration”). At that time, the Company Shares will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(ii)	Financial position

(a)
The container shipping industry continues to be impacted by the supply and demand dynamics, as well as by uncertainties in the global trade, including the continuing disruption in the Red Sea, the changing, and sometimes escalating, trade barriers between the US and China and other countries, the implications of the ongoing armed conflicts between Russia and Ukraine and in the Middle-East and other geopolitical challenges. Furthermore, a recent US Supreme Court ruling determined that certain tariffs imposed by the Trump administration pursuant to the International Emergency Economic Powers Act are invalid, adding uncertainty and confusion to the business environment. These factors contribute to the continuing volatility in freight rates, charter rates and bunker prices. In addition, regulators in certain jurisdictions have increased their regulatory oversight activities over our industry.

In April 2025, the US administration declared its intention to impose new fees, as from mid-October 2025, on vessels calling ports in the US, which were built in China or are owned / operated by Chinese entities. On October 10, 2025, the Ministry of Transportation in China announced that special port charges would be imposed on US related vessels calling Chinese ports.  However, on October 25, 2025, following meetings held between the US and China administrations, both countries announced a mutual one-year suspension of these fees as from November 10, 2025.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity (cont’d)

(ii)	Financial position (cont’d)

In August 2025, the Turkish authorities adopted a new regulation prohibiting Israeli and Israel-related vessels from calling ports in Turkey, further to which the Company had to adjust its operations in certain trades.

Since October 2023, Israel has been subject to a prolonged war situation, including a direct armed conflict with Iran that concluded in June 2025, as well as a more recent armed conflict between Iran and the combined forces of the U.S. and Israel, which began on February 28, 2026, the outcome and implications of which (including, among other, volatility in bunker prices) remain uncertain. To date, this situation has had no material impact on the Company’s activities in Israel. However, those may be subject to temporary disruptions if this situation was to further escalate.

Since December 2023, many ocean carriers including the Company, paused their activities in the Red Sea, following attacks made against commercial vessels by armed organizations in Yemen. The Company continues to call ports in the Mediterranean Sea, as well as to operate services which previously crossed the Suez-canal, by re-routing its vessels around Africa. This disruption results in the extension of voyages duration, as well as leading to an increase in demand for vessel capacity, as additional vessels are operated in order to maintain the same frequency of services. The Company continues to monitor the situation and intends to resume its operations in the Red Sea when conditions permit.

Further to the above, during 2024 freight rates have experienced an overall increase, although decreases were observed during the second half of the year. During 2025, freight rates continued to experience an overall decrease, while demonstrating high level of volatility as certain markets reacted to announcements on tariffs issued by the U.S administration.

At each reporting date, the Company reviews the carrying amount of its operating assets and assesses them for impairment, or impairment reversal, when indications exist. In the fourth quarter of 2025 the Company recorded a partial impairment reversal in a total amount of US$ 137 million - see also Note 7 for further details of the Company’s analysis.

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

Further to the abovementioned factors affecting the trade lanes within the scope of this partnership, the Company and MSC are actively leveraging their operational collaboration to constantly adjust the overall capacity being deployed on those services as dictated by market trends and demand.

The Company’s operational cooperation with the 2M alliance (Maersk and MSC), originally launched in 2018, covering services on the Asia - US East Coast and Asia - US Gulf trades, has ended in January 2025, further to the previously announced termination of the 2M alliance.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity (cont’d)

(ii)	Financial position (cont’d)

(c)	Charter agreements:

In April 2025, the Company entered into a series of long-term time charter agreements, with a company affiliated with the TMS Group, for ten 11,500 TEU liquefied natural gas (LNG) dual-fuel new-build container vessels. The vessels are scheduled to be delivered during the second half of 2027 and into 2028 and will be deployed across the Company’s various global trades. Pursuant to these agreements, the Company will charter the vessels for a period of twelve years, for a total aggregated commitment of approximately US$ 2.3 billion. In addition, and for each vessel, at the end of the initial twelve-year charter period, the Company has secured an option to either purchase the vessel or to extend the charter duration for an additional period of three years.

During the fourth quarter of 2025, the Company entered into several time‑charter agreements covering (i) twenty new‑build vessels with capacities ranging from 3,000 TEU to 5,000 TEU for charter periods of three to four years, each with extension options, and (ii) four vessels of 9,000 TEU capacity for charter periods of five years, also with extension options. The total aggregate contractual commitment under these agreements amounts to approximately US$ 1.1 billion. The vessels are scheduled to be delivered in 2027 and 2028 and will be deployed across the Company’s various global trades.

As of today, the Company has secured the future delivery of 41 vessels, including those under the abovementioned agreements (see also Note 26 – Commitments).

(d)
During the first quarter of 2025, the Company acquired two vessels which were operating in its fleet under prior charter arrangements. Out of the related consideration, an amount of US$ 52 million is presented in the cash flow statement as repayment of lease liabilities.

(e)	Dividends:

In April, June, September and December 2025, further to the approval of the Company’s Board of Directors, the Company distributed dividends in amounts of US$ 382 million, US$ 89 million, US$ 7 million and US$ 37 million, reflecting US$ 3.17, US$ 0.74, US$ 0.06 and US$ 0.31 per ordinary share, respectively.

In March 2026, the Company’s Board of Directors approved a dividend distribution of approximately US$ 0.88 per ordinary share (or approximately US$ 106 million, considering the number of ordinary shares outstanding as of December 31, 2025). The dividend is scheduled to be paid on March 26, 2026 to all holders of ordinary shares on record as of March 20, 2026.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Basis of Preparation

(a)	Statement of compliance

These Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards (IFRSs), as issued by the IASB.
The Board of Directors approved the Financial Statements for issue on March 8, 2026.

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

Amendments to IFRS 9 and IFRS 7 (Financial Instruments):

In May 2024, the IASB issued amendments to IFRS 9 (Financial instruments) and IFRS 7 (Financial instruments – Disclosures). The amendments provide clarifications for the timing of recognition and derecognition of financial assets and liabilities, as well as for the classification of financial assets with contingent features. The amendments also add certain disclosure requirements for certain financial assets. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group does not expect a material impact to result from the implementation of these amendments.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Group entities, unless indicated otherwise.

(a)	Basis of consolidation

(i)
Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences and until the date that control ceases. The accounting policies of subsidiaries have been adjusted when necessary to align them with the accounting policies applied by the Group.

(ii)	Investment in associate

Associates are those entities over which the Group has significant influence, but not control or joint control, over the financial and operating activities. Significant influence is presumed to exist when the Group holds between 20% and 50% of voting rights in another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account. Associates are recognized initially at cost, including any related transaction costs. The consolidated financial statements include the Group’s share of the profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group (the ‘Equity method’). When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. The recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

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

Foreign currency differences are recognized in other comprehensive income and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the foreign operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests.

(c)	Financial instruments

(i)	Non-derivative financial assets

Initial recognition of financial assets

The Group initially recognizes receivables, deposits and loans on the date that they are originated. All other financial assets acquired in a regular way of purchase, are recognized initially on the trade date which is the date that the Group becomes a party to the contractual provisions of the instrument. A trade receivable without a significant financing component is initially measured at the transaction price. A financial asset other than a trade receivable is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset, unless the asset is subsequently measured at fair value through profit or loss.

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

The Group classifies its investment instruments according to the objectives of the business model within which the instruments are held, at the level of the portfolio. Such assessment considers the Company’s stated policies and objectives for the portfolio and management’s considerations in evaluating its performance, as well as the frequency, volume and timing of purchases and disposals of the portfolio’s financial assets, in prior periods and per future expectations. See also Notes 10 and 29(b) in respect of the classification of the Company’s investment instruments.

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

Subsequent measurement and gains and losses

Financial assets at fair value through profit or loss - these assets, mostly investments in equity instruments, are subsequently measured at fair value, result with net gains and losses, including any interest income or dividend income, which are recognized in profit or loss.

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

Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. With respect to lease liabilities, the Group also remeasures their carrying amount to reflect reassessments and / or modifications of their respective lease cash flows (see also Note 3(d)(ii)).

Financial assets and liabilities are offset with the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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

Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value. An asset is depreciated from the date it reaches the location and condition required for it to operate in the manner intended by management. Depreciation is recognized in profit and loss on a straight-line basis over the estimated useful life of each part of the asset. Freehold land is not depreciated.

The estimated useful lives of vessels, containers and handling equipment are as follows (in most cases taking into account a residual value of 10%-20% of the cost of the assets, where applicable):

		years
1.	Vessel	Mainly 25
2.	Containers	Mainly 13-15
3.	Chassis	30
4.	Other equipment	13
5.	Dry docking for owned vessels	Up to 5

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(d)	Vessels, containers, handling equipment and other tangible assets (cont’d)

The estimated useful lives of other tangible assets for the current and comparative periods are as follows:

		years
1.	Buildings	25
2.	Computer systems and communication equipment	4 - 7	(Mainly 5 years)
3.	Other	5 - 15

Depreciation methods, useful life and residual values are reviewed at least each financial year end and adjusted if appropriate.

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

The Group chose to apply the available exemptions, with respect to certain asset classes (including vessels and containers), for short-term leases and leases of low-value assets, as well as the expedient for the inclusion of non-lease components in the accounting of a lease.

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

Depreciation

Right-of-use assets are depreciated over the lease term, or their useful lives (considering residual value, when applicable) if it is reasonably certain that the Group will obtain ownership by the end of the lease term. The terms of leases in which the Group is engaged with, are as follows:

years
1.	Vessels	1 – 12
2.	Containers	1 – 13
3.	Buildings, vehicles and other assets	Mainly 1 – 8

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(e)	Intangible assets

(i)	Development of software

Development activities involve a plan or design for the production of new or substantially improved processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete the development and to use the asset. The expenditures capitalized, mostly in respect of development and enhancement of information systems, include mainly the cost of direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred. In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

(ii)	Software

The Group’s assets include computer systems consisting of hardware and software. The licenses for the software, which are considered to be a separate item, adding functionality to the hardware, are classified as intangible assets.

(iii)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, or other amount substituted for cost. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use in the manner intended by management. The estimated useful lives for the current and comparative periods are as follows:

Software	5 years
Capitalised software development costs	5-8 years

Amortization methods, useful life and residual values are reviewed at least each financial year end and adjusted if appropriate.

(f)	Impairment

(i)	Financial assets

The Group recognizes an expected credit loss, considering the lifetime of a financial asset, when it determines that the credit risk of such financial asset has increased significantly since initial recognition, based on reasonable and supportable indicative information. Otherwise, the Group recognizes an expected credit loss of a financial asset, considering the following twelve-month period. An impairment loss is calculated as the difference between the financial asset’s carrying amount and the present value of its estimated (probability-weighted, where applicable) future cash flows discounted at the original effective interest rate. Allowances for expected credit losses of financial assets measured at amortized cost are recognized in profit or loss and deducted from the gross carrying amount of the financial assets. For investments in debt instruments at fair value through other comprehensive income, allowances for expected credit losses are recognized in profit or loss against other comprehensive income (without reducing the carrying amount of the financial asset).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(f)	Impairment (cont’d)

(ii)	Non-financial assets

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

In 2025, 2024 and 2023, the Group, further to its assessment of indicators for impairment loss / reversal (see also Note 4)i)(a)), estimated the recoverable amount of its CGUs which have been tested for impairment, on the basis of value-in-use, using the discounted cash flow (DCF) method.

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

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average method, and mainly includes bunker (fuel and liquefied natural gas) on board of operated vessels and emission allowances.

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

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure as referred below. When applicable, further information regarding the assumptions applied in determining fair values is disclosed in the notes specific to the related asset or liability.

(a)	Financial instruments (including derivatives)

See Note 29(b).

(b)	Share-based compensation arrangements

See Note 12(c).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	Vessels, containers, equipment and other tangible assets (*)

Cost:
	Balance at January 1, 2025	Additions	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2025

	US $ in millions
Vessels	11,486.0	264.5		474.4		12,224.9
Containers and equipment	2,144.1	196.5	(88.4)	(28.6)		2,223.6
Computer systems and
communication equipment	69.4	5.6	(3.4)	2.0	0.3	73.9
Other property and equipment	237.8	40.7	(2.5)	(3.2)	1.5	274.3
Total	13,937.3	507.3	(94.3)	444.6	1.8	14,796.7

Depreciation and impairment charges:

	Balance at January 1, 2025	Depreciation	Impairment reversal (**)	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2025
	US $ in millions
Vessels	5,753.0	1,140.8	(96.7)		(373.9)		6,423.2
Containers and equipment	1,134.0	108.0	(27.9)	(44.8)	(25.0)		1,144.3
Computer systems and communication equipment	56.3	4.3	(0.3)	(3.4)		0.3	57.2
Other property and equipment	153.2	13.1	(12.1)	(1.9)		0.9	153.2
Total	7,096.5	1,266.2	(137.0)	(50.1)	(398.9)	1.2	7,777.9

Payments on account	3.2						22.8

Net carrying amounts:

	Balance at January 1, 2025	Balance at December 31, 2025
	US $ in millions	US $ in millions
Vessels	5,733.0	5,801.7

Containers and equipment	1,010.1	1,079.3
Payments on account, net	3.2	22.8
	1,013.3	1,102.1

Computer systems and communication equipment	13.1	16.7
Other property and equipment	84.6	121.1
	97.7	137.8

Total	6,844.0	7,041.6

(*) Including right-of-use assets (see also Note 8).

(**) See Note 7.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	Vessels, containers, equipment and other tangible assets (cont'd) (*)

Cost:

	Balance at January 1, 2024	Additions	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2024
	US $ in millions
Vessels	8,760.2	2,865.6		(139.8)		11,486.0
Containers and equipment	1,871.7	328.7	(19.1)	(37.2)		2,144.1
Computer systems and
communication equipment	67.1	5.4	(2.6)		(0.5)	69.4
Other property and equipment	230.5	20.0	(9.2)	(0.7)	(2.8)	237.8
Total	10,929.5	3,219.7	(30.9)	(177.7)	(3.3)	13,937.3

Depreciation and impairment charges:

	Balance at January 1, 2024	Depreciation	Disposals	Lease modifications and terminations	Effect of movements in exchange rates	Balance at December 31, 2024
	US $ in millions
Vessels	5,002.3	1,023.6		(272.9)		5,753.0
Containers and equipment	1,078.8	98.3	(14.1)	(29.0)		1,134.0
Computer systems and
communication equipment	57.4	1.9	(2.5)		(0.5)	56.3
Other property and equipment	155.0	5.2	(5.6)		(1.4)	153.2
Total	6,293.5	1,129.0	(22.2)	(301.9)	(1.9)	7,096.5

Payments on account	1.0					3.2

Net carrying amounts:

	Balance at January 1, 2024	Balance at December 31, 2024
	US $ in millions	US $ in millions
Vessels	3,757.9	5,733.0
Payments on account, net	1.0
	3,758.9	5,733.0

Containers and equipment	792.9	1,010.1
Payments on account, net		3.2
	792.9	1,013.3

Computer systems and communication equipment	9.7	13.1
Other property and equipment	75.5	84.6
	85.2	97.7
Total	4,637.0	6,844.0

(*) Including right-of-use assets (see also Note 8).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Intangible assets

Cost:

	Balance at January 1, 2025	Additions	Effect of movements in exchange rates	Balance at December 31, 2025
	US $ in millions
Software (mostly development costs)	289.5	19.6	(0.1)	309.0
Other intangible assets	3.4			3.4
Total	292.9	19.6	(0.1)	312.4

Amortization and impairment charges:

	Balance at January 1, 2025	Amortization	Effect of movements in exchange rates	Balance at December 31, 2025
	US $ in millions
Software (mostly development costs)	179.9	19.7		199.6
Other intangible assets	3.2	0.2		3.4
Total	183.1	19.9		203.0

Net carrying amounts:

	Balance at January 1, 2025	Balance at December 31, 2025
	US $ in millions	US $ in millions

Software (mostly development costs)	109.6	109.4
Other intangible assets	0.2
Total	109.8	109.4

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Intangible assets (cont'd)

Cost:
	Balance at January 1, 2024	Additions	Disposals	Effect of movements in exchange rates	Balance at December 31, 2024

	US $ in millions
Software (mostly development costs)	268.4	21.2		(0.1)	289.5
Other intangible assets	4.5		(1.1)		3.4
Total	272.9	21.2	(1.1)	(0.1)	292.9

Amortization and impairment charges:

	Balance at January 1, 2024	Amortization	Disposals	Effect of movements in exchange rates	Balance at December 31, 2024
	US $ in millions
Software (mostly development costs)	166.7	13.4		(0.2)	179.9
Other intangible assets	4.2	0.1	(1.1)		3.2
Total	170.9	13.5	(1.1)	(0.2)	183.1

Net carrying amounts:

	Balance at January 1, 2024	Balance at December 31, 2024
	US $ in millions	US $ in millions

Software (mostly development costs)	101.7	109.6
Other intangible assets	0.3	0.2
Total	102.0	109.8

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Impairment test

At each reporting date, the Group reviews the carrying amount of its operating assets and assesses them for impairment, or impairment reversal, when indications exist. For the purpose of IAS 36, the Group concluded that its operating assets are grouped into two cash-generating units (CGUs), Container shipping services and Vehicle shipping services.

(a)	Impairment test as of December 31, 2025:

Further to the volatile market terms, as also mentioned in Note 1(ii), the Group tested both of its CGUs for impairment as of December 31, 2025.

The Group estimated the recoverable amount of its CGUs on the basis of value-in-use, using the discounted cash flow (DCF) method.

The Group’s projections were estimated for the period ended on December 31, 2030 and a representative terminal year intended to reflect a long-term steady state. The key assumptions regarding both CGUs are set forth below:

•	Detailed cash flows for the abovementioned period, based upon the Group’s business plans.

•	Freight rates: expected to be further affected by industry’s supply and demand dynamics, as well as by macroeconomic trends and uncertainties.

•	Containerized carried volume: expected to increase over the projected period, in accordance with the Group’s fleet structure and business plans.

•	Bunkering costs: according to the future price curves of fuel and liquefied natural gas (LNG).

•	Charter hire rates: according to contractual rates for committed chartering periods as of the assessment date, and estimated market rates for future renewals.

•	Post tax discounting rate of 11.0% for the Container shipping services CGU and 9.0% for Vehicle shipping services CGU.

•	Long-term nominal growth rate of 2.5%.

•	Tax payments in accordance with the Company’s corporate tax rate of 23%.

Impairment test results:

The impairment test for the CGU of the Vehicle shipping services resulted with no impairment to be recorded, as its recoverable amount exceeded its carrying amount.

The impairment test for the CGU of the Container shipping services resulted with a partial impairment reversal in a total amount of US$ 137.0 million, which was allocated to the related assets, based on their carrying amount.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Impairment test (cont’d)

The impairment reversal as of December 31, 2025 was allocated to the impaired assets as follows:

	US $ in millions	Income statement line item
Vessels (*)	96.7	Impairment reversal (loss) of assets
Containers and handling equipment (*)	27.9	Impairment reversal (loss) of assets
Other tangible assets (*)	12.4	Impairment reversal (loss) of assets
	137.0

(*) Comprised of owned and right-of-use assets.

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

(b)	Impairment test as of September 30, 2024:

Further to the volatile market terms that prevailed during the first nine months of 2024, which mostly affected the Group’s Container shipping services, the Group tested the carrying amount of its Container shipping services CGU for impairment loss (or reversal) as of September 30, 2024, and concluded that no material adjustment to the CGU’s assets carrying amount was required.

Consistent with its previous analysis (as of September 30, 2023, see section (c) below), the Group estimated the recoverable amount of its CGU on the basis of value-in-use, using the discounted cash flow (DCF) method and applying similar estimation methods for updated assumptions, including in respect of freight rates, carried volume, charter hire rates and bunkering costs.

The Group’s projections were estimated for the period ended on June 30, 2029 and a representative terminal year intended to reflect a long-term steady state, considering a post-tax discount rate of 12.5% and a long-term nominal growth rate of 2.5%.

(c)	Impairment test as of September 30, 2023:

Further to the volatile market terms that prevailed during the first nine months of 2023, as well as the prolonging decrease in its market capitalization value at that time, the Group tested both of its CGUs for impairment as of September 30, 2023.

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

The impairment loss as of September 30, 2023 was allocated as detailed below:

	US $ in millions	Income statement line item
Vessels (*)	1,598.7	Impairment reversal (loss) of assets
Containers and handling equipment (*)	391.8	Impairment reversal (loss) of assets
Other tangible assets (*)	63.8	Impairment reversal (loss) of assets / Other operating expenses (**)
Goodwill	9.1	Impairment reversal (loss) of assets
	2,063.4

(*) Comprised of owned and right-of-use assets.

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

(a)	Right-of-use-assets

	Vessels	Containers And Equipment	Buildings, vehicles and other tangible assets	Total

	US $ in millions
Balance as at January 1, 2025	5,256.8	366.6	48.9	5,672.3
Additions	207.0	75.6	28.5	311.1
Depreciation	(1,087.2)	(69.5)	(12.9)	(1,169.6)
Impairment reversal	76.0	5.2	10.9	92.1
Other (*)	794.0	(3.7)	(0.7)	789.6
Balance as at December 31, 2025	5,246.6	374.2	74.7	5,695.5

	Vessels	Containers And Equipment	Buildings, vehicles and other tangible assets	Total

	US $ in millions
Balance as at January 1, 2024	3,613.3	283.5	49.2	3,946.0
Additions	2,852.6	158.4	9.2	3,020.2
Depreciation	(982.5)	(67.2)	(8.2)	(1,057.9)
Other (*)	(226.6)	(8.1)	(1.3)	(236.0)
Balance as at December 31, 2025	5,256.8	366.6	48.9	5,672.3

(*) Mainly lease modifications and terminations, see also Note 5.

(b)	Maturity analysis of the Group's lease liabilities

	As at December 31
	2025	2024
	US $ in millions
Less than one year	1,096.5	1,321.7
One to five years	2,560.3	2,581.0
More than five years	1,991.3	2,019.6
Total	5,648.1	5,922.3

The Group’s lease liabilities are mostly denominated in USD, discounted by interest rates with weighted average of 7.8% (8.1% as at December 31, 2024).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	Leases (cont'd)

(c)	Amounts recognized in profit or loss

	2025	2024	2023
	US $ in millions
Interest expenses related to lease liabilities	465.5	458.8	370.0
Expenses relating to short-term leases:
Vessels		0.9	27.3
Containers	36.5	31.9	23.6

(d)	Amounts recognized in the statement of cash flows

	2025	2024	2023
	US $ in millions

Cash outflow related to lease liabilities	1,889.3	2,524.1	2,063.0

(e)	For further details regarding the Group’s commitment in respect of future leases and other leases not accounted as a lease liability as of December 31, 2025, see Note 26.

9	Trade and other receivables

(a)	Carrying amounts

	2025	2024
	US $ in millions

Non-current other receivables (*)	137.0	61.0

Current trade and other receivables

Trade receivables	501.8	765.2

Other receivables
Insurance recoveries (see also Note 16)	40.1	36.6
Government institutions	25.1	23.6
Prepaid expenses	22.5	25.1
Other receivables (*)	86.5	83.1
	174.2	168.4

	676.0	933.6

(*) As at December 31, 2025, mainly includes receivables related to vessel owners and interest receivables. The Group’s exposure to credit and market risks is disclosed in Note 29.

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

As at December 31, 2025 and 2024, no amounts were withdrawn under this arrangement. In October 2024, the agreement was renewed for an additional period ending October 2027.

(c)	Credit line to an investee

In January 2023, the Company entered into a transaction with a certain investee, according to which the Company made an equity investment in this entity and agreed to provide it a three-year revolving credit facility, secured by account receivables, of up to approximately US$100 million. In December 2025 this credit facility was terminated in the framework of an investment agreement between the Company and that investee.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	Other investments

	2025	2024
	US $ in millions
Non-current investments
Financial assets at fair value through other comprehensive income (*)	1,024.8	1,060.0
Financial assets at fair value through profit or loss (*)	21.7	13.2
Other	5.2	7.7
	1,051.7	1,080.9

Current investments
Bank deposits and other financial assets at amortized cost	179.0	150.9
Financial assets at fair value through other comprehensive income (*)	555.9	648.5
Other	0.2	1.0
	735.1	800.4

(*) See also Note 29 in respect of the Group’s exposure to credit, currency, interest rate and fair value risks related to investments.

As of December 31, 2025: Investment in bank deposits at amortized costs bare average interest of 4.6% (2024: 5.0%) and mature in 2026. Investment in debt securities at fair value through other comprehensive income bare average interest of 4.3% (2024: 4.4%) and mature in a weighted average of 1.7 years.

11	Cash and cash equivalents

	2025	2024
	US $ in millions

Bank balances and cash in hand	301.5	300.4
Bank deposits	278.8	397.5
Money market funds	471.4	616.8
	1,051.7	1,314.7

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Capital and reserves

(a)	Share capital

	2025	2024

Number of ordinary shares (issued and paid up):
Balance at the beginning of the year	120,423,333	120,286,627
Exercise of share options (cashless)	42,575	136,706
Balance at the end of the year	120,465,908	120,423,333

As at December 31, 2025 the authorized share capital is comprised of 350,000,001 ordinary shares, with no par value. The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at meetings of the Company’s shareholders. All shares rank equally in respect to interests in the Company, including in respect to the Company’s residual assets, except as disclosed in (b) below.

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

During 2024 and 2023 the Board of Directors approved grants under the Company’s share option plans for employees, officers and directors (see also Note 28(b)), as detailed below:

Grant Date	Number of instruments	Instrument terms	Vesting terms	Contractual life
August 2023 March 2024 November 2024	80,868 43,160 34,827	Each option is exercisable into one ordinary share on a cash-less basis.	These options shall vest upon the first, second, third and fourth anniversary, in four equal instalments of 25% each.	5 years

The weighted average of options’ fair value, measured using the Black & Scholes model, and the related measurement inputs used, were as below:

Granted in	November 2024	March 2024	August 2023
Grant date fair value	USD 14.41	USD 4.94	USD 7.06
Share price on grant date	USD 26.10	USD 10.99	USD 14.26
Exercise price	USD 22.71	USD 12.48	USD 13.84
Expected volatility	54.0%	50.5%	50.1%
Expected life	5 years	5 years	5 years
Expected dividends (*)	0%	0%	0%
Risk-free interest rate	4.5%	4.1%	4.3%

(*) Options’ exercise price is adjusted in respect of dividend distributions.

Reconciliation of outstanding share options

	2025		2024		2023
	Issuable shares	Weighted average exercise price	Issuable shares	Weighted average exercise price	Issuable shares	Weighted average exercise price
Outstanding at the beginning of the period	2,100,107	28.52	2,238,787	32.36	2,461,430	37.05
Granted during the year			77,987	12.76	80,868	13.84
Exercised during the year	(45,206)	1.03	(136,706)	0.00	(136,706)	0.00
Forfeited during the year	(74,396)		(79,961)		(166,805)
Outstanding at the end of the period	1,980,505	25.46	2,100,107	28.52	2,238,787	32.36

Exercisable at the end of the period	1,425,604	24.97	965,791	29.39	513,115	11.74

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Capital and reserves (cont'd)

(c)	Share-Based Payment Arrangements (cont’d)
The weighted average contractual life of the outstanding options as of December 31, 2025 was 1.35 years.

During the years ended December 31, 2025, 2024 and 2023, the Group recorded expenses related to share-based compensation arrangements of US$ 4.5 million, US$ 10.0 million and US$ 17.6 million, respectively.

(d)	Earnings (loss) per share

Basic and diluted earnings (loss) per share:

	2025	2024	2023
	US $ in millions
Profit (loss) attributable to ordinary shareholders used to calculate basic and diluted earnings per share (US $ in millions)	479.2	2,147.7	(2,695.6)

Number of outstanding shares at the beginning of the period used to calculate basic earnings per share	120,423,333	120,286,627	120,149,921
Effect of share options	30,338	70,688	63,110

Weighted average number of ordinary shares used to calculate basic earnings per share	120,453,671	120,357,315	120,213,031

Effect of share options	62,183	135,110

Weighted average number of ordinary shares used to calculate diluted earnings per share	120,515,854	120,492,425	120,213,031

In the year ended December 31, 2025, options for 1,875,158 ordinary shares, granted under the Company’s share option plans for employees, officers and directors (see also above) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Loans and other liabilities

This Note provides information regarding the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risks, see Note 29.

(a)	Carrying amounts:

	2025	2024
	US$ in millions
Non-current liabilities
Loans from financial institutions		5.0
Other loans and liabilities	35.6	40.6
Derivative instruments	11.6	14.3
	47.2	59.9

Current liabilities
Current portion of loans from financial institution	5.0	10.0
Current portion of other loans and liabilities	5.9	5.8
	10.9	15.8

Short-term borrowings	32.0	32.0
	42.9	47.8

See Note 29 with respect to the contractual maturities of financial liabilities and the Group’s exposure to interest rate risk. See also Note 8(b) with respect to lease liabilities.

Securing assets

As security for certain long-term bank loans and other long-term loans and liabilities, liens have been registered on certain assets, including the insurance rights in respect of such assets.

(b)	Terms and repayment schedule

     Terms and conditions of outstanding loans are as follows:

	December 31, 2025
	Currency	Effective interest (1)	Year of Maturity	Face value	Carrying Amount
				US $ in millions
Long-term loans	US$	6.7%(2)	2026-2030	46.5	46.5
Derivative instruments	US$		2026-2034	11.6	11.6
Short-term credit from banks	US$	4.8%	2026	32.0	32.0
				90.1	90.1

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Loans and other liabilities (cont'd)

	December 31, 2024
	Currency	Effective interest (1)	Year of maturity	Face value	Carrying amount
				US $ in millions
Long-term loans	US$	6.5%(2)	2025-2030	61.4	61.4
Long-term liabilities	US$		2025-2034	14.3	14.3
Short-term credit from banks	US$	5.3%	2025	32.0	32.0
				107.7	107.7

See also Note 8(b) with respect to lease liabilities.

(1)
The effective interest rate is the rate that discounts estimated future cash payments or receipts through the contractual life of the financial instrument to its net carrying amount, and it does not necessarily reflect the contractual interest rate.

(2)	Weighted average.

(c)	Financial covenants

As of December 31, 2025, the Group complies with all of its covenants. According to these Consolidated Financial Statements, the Group’s liquidity, as defined in the related agreements, amounts to US$ 2,802 million (Minimum Liquidity required is US$ 250 million).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	Loans and other liabilities (cont'd)

(d)	Movement in liabilities deriving from financing activities

	Loans and other liabilities	Lease liabilities
Balance as at January 1, 2025	107.7	5,922.3

Changes related to financing cash flows:
Repayment of borrowings and
lease liabilities	(15.8)	(1,423.8)

Lease additions		311.1
Lease modifications		835.1
Other changes	(1.8)	3.4

Balance as at December 31, 2025	90.1	5,648.1

	Loans and other liabilities	Lease liabilities
Balance as at January 1, 2024	121.8	4,888.8

Changes related to financing cash flows:
Repayment of borrowings and
lease liabilities	(16.2)	(2,066.4)

Lease additions		3,020.0
Lease modifications		85.8
Other changes	2.1	(5.9)

Balance as at December 31, 2024	107.7	5,922.3

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Employee benefits

(a)	Composition

	2025	2024
	US $ in millions

Present value of obligations (see section (f) below)	62.3	56.4
Fair value of the plan assets (see section (f) below)	(29.7)	(27.3)
Recognized liability for defined benefit obligations	32.6	29.1
Termination benefit-liability for early retirement	11.6	3.1
Other long-term benefits	19.2	15.3
Total non-current	63.4	47.5
Presented as current liabilities:
Liability for annual leave	10.9	10.9
Current portion of liability for early retirement	4.2	1.7
Total current (Note 15)	15.1	12.6

Total employee benefits	78.5	60.1

(b)	Defined contribution pension plans

According to the Israeli Severance Pay Law - 1963, an employee who is dismissed, or who reaches the retirement age, is entitled to severance payments, in a sum equal, in essence, to 8⅓% of his last monthly salary multiplied by the actual months of employment (hereinafter – “Severance Obligation”). With respect to some of its employees, the Group makes such payments replacing its full Severance Obligation regarding those employees and, therefore, treats those payments as if they were payments to a defined contribution pension plan. With respect to the remaining employees, the Group makes such payments replacing only (6%)/(8⅓%) of the respective Severance Obligation. Therefore, the Company treats those payments as payments to a defined contribution pension plan and treats the remainder (2⅓%)/(8⅓%) as payments to a defined benefit pension plan. The Group’s payments in respect of the above-mentioned, as well as in respect of other defined contribution plans, during the years ended December 31, 2025, 2024 and 2023, were US$ 15.5 million, US$ 13.1 million and US$12.5 million, respectively.

(c)	Defined benefit pension plans

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Employee benefits (cont'd)

(c)	Defined benefit pension plans (cont'd)

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

(f)	Movement in the present value of the defined benefit pension plans obligation and assets

	2025	2024
	US $ in millions

Defined benefit obligation at January 1	56.4	54.1
Benefits paid by the plan	(4.9)	(4.0)
Service cost and interest incurred	6.0	4.9
Foreign currency exchange changes	6.0	(1.3)
Actuarial losses recognized in other comprehensive income	(1.2)	2.7
Defined benefit obligation at December 31	62.3	56.4

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Employee benefits (cont'd)

(f)	Movement in the present value of the defined benefit pension plans obligation and assets (cont'd)

	2025	2024
	US $ in millions

Fair value of plan assets at January 1	27.3	27.1
Contribution paid by the Group	1.2	0.9
Benefits paid by the plan	(2.8)	(2.2)
Return on plan assets	1.5	1.2
Foreign currency exchange changes	2.1	(0.7)
Actuarial gain recognized in other comprehensive income	0.4	1.0
Fair value of plan assets at December 31	29.7	27.3

Plan assets composition

	2025	2024
	US $ in millions

Equity instruments	9.0	8.7
Debt instruments	15.0	13.0
Cash and deposits	2.3	2.5
Other	3.4	3.1
	29.7	27.3

(g)	Actuarial assumptions

The main actuarial assumptions at the reporting date are detailed below:

(i)	Annual resignation and dismissal rates were determined on the basis of the past experience of the Group.

(ii)	Assumptions regarding future benefits growth were made based on the Group's experience and management's assessments.

(iii)	Assumptions regarding future mortality are based on published statistics and mortality tables.

(iv)	The relevant discount rates in 2025, 2024 and 2023 ranged between 4.1%-5.1%, 3.2%-5.7%, and 3.7%-6.0%, respectively.

(v)
The overall long-term annual rate of return on assets applied in 2025, 2024 and 2023 ranged between 4.1%-5.4%, 3.2%-5.6% and 3.7%-5.7%, respectively. The long-term annual rate of return addresses the portfolio as a whole, based exclusively on historical returns, without adjustments.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Employee benefits (cont'd)

(h)
As at December 31, 2025, the weighted average duration of the defined benefit plans obligation was 8.7 years (as at December 31, 2024 - 9 years). In 2026, the Group expects to pay approximately US$ 1.1 million in contributions to the funded defined benefit pension plan.

(i)
The Company’s Board of Directors approved compensation plans for the Group's employees and management (the "Plans"), payable as cash bonuses, in respect of each of the years 2025, 2024 and 2023. The payment of cash bonuses under the Plans was subject to the satisfaction of certain pre-conditions, such as profitability and minimum EBITDA, while the actual bonus payable to each participant under the Plans is based on each participant's meeting of certain key performance indicators (determined based on the overall performance of the Group and the individual performance of each participant). The accrual for bonuses is presented within the current liabilities.

(j)
In 2020, the Company's Board of Directors approved the adoption of the 2020 share incentive plan, pursuant to which the Company may grant share-based awards. The Company’s Board of directors further approved the reservation of ordinary shares of the Company, which shall be available for issuance under its Share Option Plans, in a maximal aggregated amount of 4,200,000 ordinary shares.

In respect of options to purchase ordinary shares, granted further to the above-mentioned plans, see Note 12(c).

15	Trade and other payables

	2025	2024
	US $ in millions

Trade payables	467.1	508.3

Other payables
Salaries and related payables	34.3	77.9
Provision for annual leave and early retirement (see Note 14(a))	15.1	12.6
Government institutions	22.9	19.7
Accrued interest	5.0	5.0
Accrued expenses	51.8	41.6
Advances from customers and others	14.3	11.2
Payables and other credit balances	25.9	59.9
	169.3	227.9

	636.4	736.2

All of the trade and other payables are contractual to be settled within one year or are repayable on demand.

The Group's exposure to currency, liquidity and market risks related to trade and other payables is disclosed in Note 29.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	Provisions

Provisions are mostly recorded in respect of legal matters and insurance claims.

2025
US $ in millions
Balance at the beginning of the year	96.6
Provisions added during the year	55.6
Provisions utilized during the year	(12.7)
Provisions reversed during the year	(21.1)
Balance at the end of the year	118.4

Legal matters

For legal matters addressed against the Group, see Note 27.

Claims covered by insurance

Claims covered by insurance represent mainly claims for damage to customers’ cargo that was shipped at the responsibility of the Group. The Group has agreements with insurance companies that indemnify it in respect of such damages (other than the deductible amounts provided in the insurance agreements). Regarding insurance recoveries that were recognized in respect thereto, see Note 9.

17	Income from voyages and related services

Revenues generated throughout the Group’s global network, are disaggregated as follows:

	2025	2024	2023
	US $ in millions
Freight revenues from containerized cargo:
Pacific	2,921.0	3,920.1	1,779.1
Cross-Suez	563.9	864.5	491.3
Atlantic	665.0	687.8	636.3
Intra-Asia	747.1	762.9	616.6
Latin America	784.0	845.8	425.0
	5,681.0	7,081.1	3,948.3

Freight revenues from non-containerized cargo (mostly related to vehicle shipping services)	397.9	497.0	534.5

Other revenues (*)	825.3	849.3	679.4
	6,904.2	8,427.4	5,162.2

(*) Mainly demurrage, related services and other value-added services.

See also Notes 3(k) and 3(n).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18	Operating expenses and cost of services

	2025	2024	2023
	US $ in millions
Wages, maintenance and other vessel operating costs	45.5	37.3	31.8
Expenses relating to fleet equipment
(mainly containers and chassis)	37.0	37.3	31.5
Bunker and lubricants	1,146.7	1,286.0	1,098.8
Insurance	30.5	34.5	21.5
Expenses related to cargo handling	2,102.1	2,013.1	1,671.4
Port expenses	508.9	461.8	500.7
Agents' salaries and commissions	250.5	251.7	209.5
Cost of related services and sundry	212.5	285.2	216.9
Slots purchase and hire of vessels	90.5	74.4	79.4
Hire of containers	36.6	31.9	23.6
	4,460.8	4,513.2	3,885.1

19	Other operating income

	2025	2024	2023
	US $ in millions

Capital gains, net	37.6	43.9	10.9
Sundry	5.8	2.7	3.5
	43.4	46.6	14.4

20	Other operating expenses

	2025	2024	2023
	US $ in millions

Impairment loss (see Note 7)			28.5
Sundry	1.5	0.8	0.8
	1.5	0.8	29.3

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	General and administrative expenses

	2025	2024	2023
	US $ in millions

Salaries and related expenses	223.5	211.2	185.5
Office equipment and maintenance	35.7	28.5	25.2
Depreciation and amortization	26.6	12.3	22.0
Consulting, legal fees and insurance	23.7	16.7	19.8
Advertising expenses	7.7	7.2	8.0
Travel and vehicle expenses	4.0	3.7	3.8
Other	15.1	16.5	16.4
	336.3	296.1	280.7

22	Personnel expenses

	2025	2024	2023
	US $ in millions

Salaries, commissions and related expenses included in:
Operating expenses and cost of services	300.1	285.6	242.8
General and administrative	223.5	211.2	185.5
	523.6	496.8	428.3

23	Depreciation and amortization expenses

	2025	2024	2023
	US $ in millions

Cost of voyages and related services:
Depreciation	1,259.5	1,130.2	1,449.8
General and administrative	26.6	12.3	22.0
	1,286.1	1,142.5	1,471.8

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Finance income and expenses

(a)	Finance income

	2025	2024	2023
	US $ in millions

Interest income on debt instruments measured at amortized cost	58.0	52.5	64.2
Interest income on debt instruments at fair value through other comprehensive income	74.1	67.9	78.0
Profits reclassified to profit or loss on derecognition of debt instruments at fair value through other comprehensive income	1.0
Net foreign currency exchange rate differences		28.8
	133.1	149.2	142.2

(b)	Finance expenses

	2025	2024	2023
	US $ in millions

Interest expenses	475.1	467.7	380.8
Adjustments to financial liabilities in respect of
cashflows and repayments (*)			46.0
Losses reclassified to profit or loss on derecognition of debt instruments at fair value through other comprehensive income		0.7	13.6
Net foreign currency exchange rate differences	11.9		1.2
Impairment losses on trade and other receivables	3.6	3.1	5.1
	490.6	471.5	446.7

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

The Company measures its results for tax purposes in United States dollar, as stipulated by the relevant regulations. The Company and its Israeli subsidiaries are taxed under the Israeli Income Tax ordinance – 1961, for which the relevant tax rate during the years 2023-2025 is 23%.

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

	2025	2024	2023
	US $ in millions
Current tax expenses
Current year	27.2	31.2	26.0
Taxes in respect of previous years	(1.8)	0.7	2.5
	25.4	31.9	28.5

Deferred tax expenses
Origination and reversal of temporary differences	151.6	19.3	(156.1)
Total income taxes in income statements	177.0	51.2	(127.6)

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Income taxes (Cont’d)

(b)	Reconciliation of effective tax rate

The reconciliation is based on the Company’s domestic tax rate.

	2025	2024	2023
	US $ in millions

Profit (loss) for the year	481.5	2,153.8	(2,687.9)
Income taxes	177.0	51.2	(127.6)
Profit (loss) excluding income taxes	658.5	2,205.0	(2,815.5)

Income tax using the domestic corporation tax rate	151.4	507.2	(647.6)
Current year losses and other temporary differences
for which no deferred tax asset was recognized	2.4		488.7
Utilization of carried forward tax losses for which no
deferred tax assets were recognized		(471.0)
Effect of tax rates in foreign jurisdictions	5.6	9.2	7.4
Non-deductible expenses	3.5	0.2	5.8
Effect of different tax rates on specific gains	14.8	5.7	15.2
Effect of share of profits (losses) of associates	0.6	(0.5)	1.8
Other	(1.3)	0.4	1.1
	177.0	51.2	(127.6)

(c)	Deferred tax assets and liabilities

(i)	Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2025	2024	2025	2024	2025	2024
	US $ in millions

Fixed assets (including right of use assets) (*)			(799.9)	(591.7)	(799.9)	(591.7)
Financial instruments and lease liabilities	533.4	549.4			533.4	549.4
Employee benefits	18.7	13.4			18.7	13.4
Tax losses carry-forwards	58.3	0.5			58.3	0.5
Other items	12.5	8.3			12.5	8.3

Net deferred tax assets
(liabilities)	622.9	571.6	(799.9)	(591.7)	(177.0)	(20.1)

Net deferred tax assets recognized in the statement of the financial position					9.2	7.5
Net deferred tax liabilities recognized in the statement of the financial position					(186.2)	(27.6)
					(177.0)	(20.1)

(*)    In accordance with Israeli Income Tax Regulations, the Group is entitled to deduct depreciation for vessels and related equipment at a higher rate than recorded in its financial statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Income taxes (Cont’d)

(ii)	Unrecognized deferred tax assets

On December 31, 2025 the group had carry forward tax losses in the amount of US$ 345 million (2024: US$ 89 million, 2023: US$ 1,003 million).

Deferred tax assets in the amount of US$ 22 million at December 31, 2025 (2024: US$ 20 million, 2023: US$ 483 million) have not been recognized in respect of the tax losses and other temporary differences, since it is not probable that future taxable profits will be available against which the Group can utilize the benefits therefrom. Under existing Israeli tax laws, there is no time limit for utilizing tax losses.

(d)	Movement in deferred tax assets and liabilities during the year

	Fixed assets (including right of use assets)	Financial Instruments and lease liabilities	Employee benefits	Accumulated tax losses	Other items	Total
	US $ in millions
Balance at January 1, 2025	(591.7)	549.4	13.4	0.5	8.3	(20.1)
Recognized in profit or loss	(208.1)	(11.3)	5.3	57.8	4.8	(151.5)
Recognized in other
comprehensive income	(0.1)	(4.7)			(0.6)	(5.4)
Balance at December 31, 2025	(799.9)	533.4	18.7	58.3	12.5	(177.0)

	Fixed assets (including right of use assets)	Financial Instruments and lease liabilities	Employee benefits	Accumulated tax losses	Other items	Total
	US $ in millions
Balance at January 1, 2024	(428.9)	405.0	13.4	0.4	6.6	(3.5)
Recognized in profit or loss	(162.8)	141.5	0.3	0.1	1.6	(19.3)
Recognized in other
comprehensive income		2.9	(0.3)		0.1	2.7
Balance at December 31, 2024	(591.7)	549.4	13.4	0.5	8.3	(20.1)

(e)	Tax assessments

The tax assessments of the Company through (and including) the year 2020 are considered to be final.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	Commitments

Commitments are mainly in respect of committed future leases, purchase obligations, short-term leases and other service arrangements (all mainly denominated in United States dollar).

As at December 31, 2025, the projected future payments are as follows:

US $ in millions
2026	340.2
2027	395.4
2028	740.9
2029	785.4
2030 and thereafter	3,300.0
5,561.9

The above schedule includes the Group’s commitments in respect of the following agreements:

(a)
In August 2022, the Company announced a long-term agreement with Shell NA LNG, LLC for the purpose of supply marine liquefied natural gas (LNG). The agreement, committing the parties for a period of ten years, secures the supply of LNG for the Company’s ten 15,000 TEU LNG-fueled vessels.

(b)
In September 2024, the Company entered into a second long-term agreement with Shell NA LNG, LLC to secure the supply of marine liquefied natural gas (LNG) for some of its 8,000 TEU LNG-fueled vessels, for a period of up to ten years commencing 2025.

(c)
In November 2024, the Company entered into an agreement for the charter of four new-build 8,000 TEU scrubber-fitted container vessels, for periods ranging between five to seven years, scheduled to be delivered during the second half of 2026 and the first half of 2027.

(d)	In respect of additional charter agreements the Company entered into during 2025, see also Note 1(ii)(c).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	Contingencies

(a)
The Group is involved in a number of legal matters, including applications to approve the filing of class actions, some of which may involve significant amounts. The developments and/or resolutions in some of such matters, including through either negotiations or litigation, are subject to a high level of uncertainty that cannot be reliably quantified at the reporting date.

In addition, regulators in certain jurisdictions have become more active in their regulatory oversight over our industry by, among others, increased audit activities and introduction of new regulation relating to the contractual relations between carriers and their customers. In the U.S., the Ocean Shipping Reform Act of 2022 (OSRA) mandated a series of rulemaking projects by the Federal Maritime Commission (FMC) and in February 2023, the FMC published a final rule that prohibits the collection of detention and demurrage charges from U.S. truckers and consignees on import. Recent ruling by a U.S. Federal Court of Appeals upheld the validity of collection by ocean carriers of detention and demurrage charges from U.S. truckers.

(b)
As at December 31, 2025, the aggregated exposure in excess of provision amounts recorded by the Group with respect to legal matters, excluding those discloses below, as well as excluding claims in the ordinary course of business, which are covered by insurance, is estimated at approximately US$ 10 million.

In addition, within the ordinary course of business, the Company and its subsidiaries provided guaranties, which as at December 31, 2025 amounted to approximately US$ 46 million.

(c)
During 2017, the Company was served, together with another defendant, with an application to the Central District Court in Israel to approve the filing of class action in Israel, related to alleged breaches of competition laws in respect of carriage of vehicles form South-East Asia to Israel. The applicants estimated the total damage caused to the class of plaintiffs at a total of NIS 403 million (approximately US$ 126 million) based on an expert opinion attached to the application, although it may not necessarily be correct and/or relevant to the Company. Management, based on legal advice, believes that it has good defense arguments for dismissing the application of the claim to be approved as a class action and it is more likely than not that such application will be dismissed.

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

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	Contingencies (Cont’d)

(g)	In January 2022, an industry-related investigation involving a subsidiary of the Company was initiated in a certain jurisdiction. Since then, there were no significant updates relating to this matter.

(h)
In September 2022, a certain customer filed a complaint against the Company with the Federal Maritime Commission (FMC), alleging that the Company overly charged certain demurrage, detention and storage fees, in violation of the applicable regulation. In April 2025, the FMC provided its decision on this matter according to which the Company is required to compensate the customer in an amount of approximately US$ 4 million. The Company and the customer each filed an appeal on this decision.

(i)
In September 2022, following communications between the parties, the Company was approached by a state regulator in a certain jurisdiction indicating that the Company did not meet the local environmental regulation. In October 2025, the Company and the regulator reached a settlement on this matter.

(j)
In June 2023, a local court accepted an appeal on the decision to exclude a subsidiary of the Company from an industry-related competition law investigation, initiated in 2020. In September 2025, the Company’s subsidiary was informed that the investigation was concluded without any finding of violation on its part.

(k)
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

(l)
During the third quarter of 2024, the Company was approached by the Federal Maritime Commission (FMC), requesting the Company to provide certain information regarding its demurrage and detention practices vis-à-vis a number of its customers during the period of 2023 and 2024. In June 2025, the Company received a notice of proposed fine of US$ 10 million from the FMC, which is primarily related to the Company’s cargo hold practices that are based on the wording of the contracts with its customers. The Company is currently reviewing with its counsel the notice received. The Company believes that it has good arguments against the imposition of fine on the Company and against the amount proposed to be imposed with respect to this matter.

(m)
In December 2025, a labor dispute was declared by the employees’ unions of the Company at the head office, in respect of the potential involvement of the Company in a merger transaction. Subsequently, following the announcement of the signing of a merger agreement between the Company and Hapag Llyod on February 16, 2026, the employees’ union intensified its measures in opposition to the merger transaction, and commenced strike measures that interrupted with the orderly operations of the Company.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	Contingencies (Cont’d)

(n)

In February 2026, a subsidiary of the Company was notified that a certain third-party entity, which the subsidiary previously appointed as its representative, may have breached certain local regulations. The Company is reviewing this matter with its legal advisors.

(o)

The matters mentioned in sections (d), (e), (g), (k), (l) and (m) above do not include a specific claimed amount, and/or, based on the Group’s legal advisors, the outcome of which, if any, can't be assessed at this preliminary stage.

Those matters, based on their alleged claims, regardless of their validity and merits, may each result in a potential exposure of tens of millions of US dollars. However, the developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to significant level of uncertainty that cannot be reliably quantified at the reporting date.

(p)
Based on legal advice and management estimation, the Group included a provision in its financial statements in respect of amounts it is more likely than not to bear. Regarding the provision recognized in respect of legal matters, including insurance claims - see Note 16.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	Related parties

The Group’s transactions with related parties as detailed below are mainly comprised of compensation to directors and key-management personnel, transactions with associates and transactions with entities which were controlled by or under joint control of those which retained significant influence over the Company during all or part of the reported periods.

In December 2024, Kenon Holding Ltd., which held approximately 21% of the Company’s shares as at January 1, 2024, announced that it had disposed all of its shareholding in the Company. Further to such disposal, Kenon Holding Ltd. and its related entities ceased to be related parties of the Group.

(a)	Associates:

(i)	Transactions:

		2025	2024	2023
	Note	US $ in millions

Other operating income	19		0.1	0.2

Operating expenses and cost of services	18	3.4	4.0	3.4

Finance income	24(a)	0.7	0.3	0.2

(ii)	Balances:

		2025	2024
	Note	US $ in millions

Trade and other receivables	9	25.4	17.4

Trade and other payables	15	0.5	0.4

(b)	Key management personnel (*):

	2025	2024	2023
	US $ in millions

Short-term employee benefits	5.5	5.6	3.7

Share-based compensation	0.9	2.1	4.0

Long-term employee benefits	0.5	0.5	0.4

(*) See also Notes 12(c), 14(i) and 14(j).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	Related parties (cont’d)

(c)	Other related parties (excluding those detailed in (a)-(b) above)

(i)	Transactions:

		2025	2024	2023
	Note	US $ in millions

Income from voyages and related services	17		13.2	5.1
Finance expenses (*)	24(b)		19.0	4.3

(ii)	Transactions with directors:

	2025	2024	2023
	US $ in millions

Directors’ fees	1.1	1.0	1.0
Share-based compensation	0.2	0.4	1.0

(iii)	Balances:

		2025	2024
	Note	US $ in millions

Trade and other receivables	9		1.4
Trade and other payables	15	0.1	0.3
Lease liabilities (*)	8		261.2

(*)
As at December 31, 2025, the Company’s financial statements include lease liabilities in the amount of US$ 227 million in respect of vessel charter arrangements with entities that were classified as related parties at the time of engagement. During the years ended December 31, 2025 and 2024, the Group paid (principal and interest) amounts of US$ 53 million and US$ 128 million, respectively, in connection with these lease liabilities.

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
As at December 31, 2025 credit to customers in the amount of approximately US$ 169 million is guaranteed by credit insurance.

Investments

In 2021, the Company adopted a new investment policy in respect of its cash reserves, mainly comprised of investments in time deposits, fixed income instruments and liquidity funds, all of which denominated in US dollar, aiming to achieve diversification, while maintaining conservative credit risk and capital preservation. According to such policy, the Company invests in Investment-Grade rated debt instruments, based on leading credit rating agencies. As of December 31, 2025, the weighted average duration of the Company’s investments in debt instruments was 1.5 years. The Company’s investment committee meets, at least on a quarterly basis, to review the performance of the portfolio managers, discuss market trends and investment outlook, while ensuring compliance with the Company’s investment policy.

Cash and cash equivalents and bank deposits – Deposits and cash balances at banks are primarily held at banks with a credit rating of at least BBB.

Other investment instruments - Carrying amount by credit rating:

	December 31, 2025	December 31, 2024
	US $ in millions
AA- to AAA	551.0	765.4
A- to A+	562.7	566.7
BBB- to BBB+	464.7	375.7
Total Outstanding	1,578.4	1,707.8

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont’d)

(a)	Financial risks (cont’d)

(2)	Liquidity risk

The Group monitors its level of cash and highly marketable investments to ensure sufficient liquidity to meet its obligations and expected needs, considering the Group’s short-term and long-term plans and forecasts.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

		December 31, 2025
		Carrying	Contractual				More than
		amount	cash flows	0-1 years	1-2 years	2-5 years	5 years
	Note	US $ in millions
Non-derivative financial liabilities
Long-term loans and other liabilities	13(b)	46.5	53.0	12.4	7.0	33.6
Lease liabilities	8(b)	5,648.1	7,479.8	1,501.7	1,213.4	2,349.4	2,415.3
Short-term borrowings	13(b)	32.0	32.0	32.0
Trade and other payables	15	579.0	579.0	579.0
		6,305.6	8,143.8	2,125.1	1,220.4	2,383.0	2,415.3

		December 31, 2024
		Carrying	Contractual				More than
		amount	cash flows	0-1 years	1-2 years	2-5 years	5 years
	Note	US $ in millions
Non-derivative financial liabilities
Long-term loans and other liabilities	13(b)	61.4	71.8	18.5	12.5	20.9	19.9
Lease liabilities	8(b)	5,922.3	7,909.9	1,751.8	1,325.9	2,274.7	2,557.5
Short-term borrowings	13(b)	32.0	32.0	32.0
Trade and other payables	15	694.7	694.7	694.7
		6,710.4	8,708.4	2,497.0	1,338.4	2,295.6	2,577.4

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont’d)

(a)	Financial risks (cont’d)

(3)	Market risk

(i)	Currency risk The Group is exposed to currency risk on purchases, receivables and payables where they are denominated in a currency other than the United States dollar.

The Group’s exposure to foreign currency risk was as follows based on notional amounts:

	December 31, 2025
	US$	NIS	Others
	US $ in millions	US $ in millions	US $ in millions
Non-current assets
Other receivables	132.6	0.3	4.1
Other non-current investments	1,048.7	1.5	1.5

Current assets
Other current investments	726.0		9.1
Trade and other receivables	479.0	18.7	111.6
Cash and cash equivalents	1,012.5	7.1	32.1

Non-current liabilities
Loans and other liabilities	(35.6)
Lease liabilities	(4,483.5)	(37.8)	(30.3)

Current liabilities
Short term borrowings and current maturities	(42.9)
Lease liabilities	(1,078.3)	(8.7)	(9.5)
Trade and other payables	(465.1)	(46.8)	(75.9)

	(2,706.6)	(65.7)	42.7

	December 31, 2024
	US$	NIS	Others
	US $ in millions	US $ in millions	US $ in millions
Non-current assets
Other receivables	58.0		3.0
Other non-current investments	1,078.4	1.2	1.3

Current assets
Other current investments	782.4		18.0
Trade and other receivables	786.3	8.6	74.2
Cash and cash equivalents	1,241.3	10.1	63.3

Non-current liabilities
Loans and other liabilities	(45.6)
Lease liabilities	(4,542.1)	(36.2)	(22.3)

Current liabilities
Short term borrowings and current maturities	(47.7)		(0.1)
Lease liabilities	(1,307.9)	(6.9)	(6.9)
Trade and other payables	(575.1)	(59.8)	(64.6)

	(2,572.0)	(83.0)	65.9

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont’d)

(a)	Financial risks (cont’d)

(3)	Market risk (cont’d)

(i)	Currency risk (cont’d)

Sensitivity analysis

A 10% appreciation of the United States dollar against NIS at December 31 would have increased / (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis has been performed on the same basis for 2025 and 2024.

Profit or loss
US $ in millions
December 31,2025	6.8
December 31,2024	8.3

A 10% devaluation of the United States dollar against the NIS on December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(ii)	Interest rate risk

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2025	2024
	US $ in millions	US $ in millions
Fixed rate instruments (Unlinked)
Financial assets	2,835.8	3,189.3
Financial liabilities (including lease liabilities)	(5,667.0)	(5,940.5)
	(2,831.2)	(2,751.2)

Variable rate instruments
Financial assets		3.7
Financial liabilities	(59.5)	(75.2)
	(59.5)	(71.5)

Fair value sensitivity analysis for fixed rate instruments

Fixed rate instruments accounted by the group at fair value through profit or loss are at immaterial amounts.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont’d)

(a)	Financial risks (cont’d)

(3)	Market risk (cont’d)

(ii)	Interest rate risk (cont’d)

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

(2)	Financial instruments measured at fair value

When measuring the fair value of an asset or a liability, the Company uses market observable data to the extent applicable. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

■	Level 1:	quoted prices (unadjusted) in active markets for identical instruments.

■	Level 2:	inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

■	Level 3:	inputs that are not based on observable market data (unobservable inputs).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Financial risk management (cont’d)

(b)	Fair value (cont’d)

(3)	Financial instruments measured at fair value

	Balance at December 31,
	2025			2024
	US $ in millions
	Level 1	Level 3	Total	Level 1	Level 3	Total
Fair value through profit and loss
Cash and cash equivalents:
Money markets instruments	471.4		471.4	616.8		616.8

Other investments:
Equity instruments		21.7	21.7		13.2	13.2

Loans and other liabilities:
Derivative instruments		(12.4)	(12.4)		(16.9)	(16.9)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	384.1		384.1	546.0		546.0
Corporate bonds	1,194.3		1,194.3	1,161.8		1,161.8
Equity instruments	3.0		3.0	1.7		1.7